07025227

JUL 13 2007

SEC MAIL PROCESSING SECTION WASH. DC 160

4 July 2007

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NW
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam

Alinta Limited -- Rule 12g3-2(b) Exemption
File No. 82-35038

The enclosed information is being furnished by Alinta Limited (**Alinta**) under paragraph (b)(1)(i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the **Exchange Act**). Alinta's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Alinta is subject to the Exchange Act.

Yours sincerely

Patrick McCole
Company Secretary

PROCESSED
JUL 18 2007
THOMSON
FINANCIAL

Encl.

dlw 7/17

MELBOURNE:52885.4

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

14 June 2007

To: Company Announcements Office
ASX

By: Electronic Lodgement

Alinta Lodges Scheme Book with ASIC

Attached is a News Release regarding the above.

Yasmin Broughton
Company Secretary

Encl.

News Release

Alinta

14 June 2007

ALINTA LODGES SCHEME BOOK WITH ASIC

Alinta Limited today lodged its draft scheme book with ASIC for the proposal from the Babcock & Brown/Singapore Power consortium to acquire the Company.

ASIC will review the document, following which Alinta will seek orders from the Federal Court to dispatch the document to Alinta shareholders. Once such orders are made, the document will be released to ASX. The document will then be printed and mailed to all Alinta shareholders in early July.

It is proposed that Alinta will seek orders from the Court at the end of June / early July to convene the shareholder meeting with a meeting anticipated to be held in the first half of August. If shareholders vote in favour at that meeting and the Court subsequently approves the scheme, completion of the transaction is expected to occur by the end of August.

The terms of the proposed transaction are consistent with the announcement of the revised and improved offer from the Babcock & Brown/Singapore Power consortium announced on 11 May 2007.

For further information, shareholders should call the Alinta Information Line on 1800 135 107 (within Australia) or +61 2 8268 3641 (outside Australia).

****

For more information please contact:

Media

Tony Robertson
Group Manager Corporate Affairs
Phone: (08) 6213 7362
Mobile: 0419 867 230

Investor Relations

Shaun Duffy
Group Manager Investor Relations
Phone: (08) 6213 7348
Mobile: 0404 094 384

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

15 June 2007

To: Company Announcements Office
ASX

By: Electronic Lodgement

Appendices 3Y

Attached is a replacement Appendix 3Y for Michael Wilkins. On 7 March 2006, due to a miscalculation it was disclosed that 151 shares were purchased for $11.03 each for Mr Wilkins under the Alinta Deferred Employee Share Plan. This figure should have been 137 shares and therefore overstated Mr Wilkins holding by 14 shares. The attached Appendix 3Y shows the correct holding for Mr Wilkins.

Patrick McCole
Company Secretary

Enclosures

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Alinta Limited**
ABN	**11 119 985 590**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael John Wilkins
Date of last notice	4 April 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct: 1,995 ordinary shares Indirect: 5,000 ordinary shares
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest. Fododo Pty Ltd (family trustee company)	 5,000 ordinary shares in Alinta Limited
Date of change	2 March 2006
No. of securities held prior to change	6,995 ordinary shares in Alinta Limited.
Class	Ordinary shares (purchased pursuant to Alinta's Deferred Employee Share Plan).
Number acquired	-
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$11.03 per ordinary share

+ See chapter 19 for defined terms.

No. of securities held after change	The Appendix 3Y lodged on 7 March 2006 incorrectly disclosed the purchase of 151 shares when the actual purchase was 137 shares. Therefore the number of securities held after that date was overstated by 14 shares. The correct number of shares held: 1,981 ordinary shares held directly and 5,000 ordinary shares held indirectly.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market purchase through Alinta's Deferred Employee Share Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 – 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

26 June 2007

To: Company Announcements Office
ASX

By: Electronic Lodgement

Alinta assessing Tamar Project after Gas Agreement lapses

Attached is a News Release regarding the above.

Patrick McCole
Company Secretary

Enclosure

News Release

Alinta

26 June 2007

Alinta assessing Tamar Project after Gas Agreement lapses

Alinta Limited was informed today that Beach Petroleum Limited and Anzon Australia Limited had deferred the development of the Basker Manta and Gummy gas fields. As a consequence, a conditional long-term agreement to supply gas to Alinta's proposed Tamar Valley Power Station in Tasmania will lapse on 28 June 2007.

Alinta has now begun a full assessment of the options available to it following the lapsing of what was a key contractual arrangement for the proposed 200 MW power station.

The Executive General Manager of Alinta Energy, Mr Jim Hennessy, said the options include building the project in stages or deferring the project until a new gas supply agreement could be negotiated with other producers.

"The decision by Beach Petroleum and Anzon not to proceed with the development of the Basker Manta and Gummy gas field is disappointing," Mr Hennessy said.

"This is a significant setback to the Tamar Valley Power Station project and Alinta is now carefully considering all the options available to it in terms of meeting the needs of the Tasmanian energy market."

History of the Tamar project

In October 2006, Alinta entered into a conditional agreement to supply Aurora Energy with electricity from a proposed 200 MW, combined cycle gas-fired power station in the Tamar Valley in northern Tasmania (also known as a baseload power station).

Alinta also planned to build an additional power station comprising 180 MW of open cycle generation capacity (known as a peaking power station). This would allow Alinta to provide back-up electricity when required, as well as peaking capacity to the National Electricity Market.

On 19 March 2007, Alinta announced it had finalised a conditional 15 year gas supply agreement with Anzon Australia and Beach Petroleum.

On 23 March 2007, Alinta signed heads of agreement with Hydro Tasmania to purchase the Bell Bay Power Station site and three gas turbines with a total generating capacity of 105MW. These turbines were to be used as part of the 180 MW of back-up plant.

Implications of the termination of the gas supply agreement

Mr Hennessy said the lapsing of the gas supply agreement meant the conditional agreement with Aurora Energy would also lapse. Alinta would begin immediate discussions with Aurora and with other gas producers about the status of the project and the alternatives available.

News Release

Alinta

One option was to defer the project completely until a new gas supply agreement could be negotiated.

Another option, given the strong demand for peaking generation in the National Electricity Market, was to continue with the construction of the 180 MW of back-up plant while Alinta investigated a way to proceed with the 200 MW combined cycle project.

Mr Hennessy said the lapsing of the gas supply agreement did not necessarily mean the purchase of the Bell Bay site and turbines would not continue.

Alinta is expected to undertake further analysis of its options for the Tamar Valley Power Station within the next few weeks.

For more information, please contact:

Media

Tony Robertson
Group Manager Corporate Affairs
(08) 6213 7362 or 0419 867 230

Investor Relations:

Shaun Duffy
Manager Investor Relations
(08) 6213 7348 or 0404 094 384

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 – 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

29 June 2007

To: Company Announcements Office
ASX

By: Electronic Lodgement

Alinta and APA Agree Negotiated Separation

Attached is a News Release regarding the above.

Patrick McCole
Company Secretary

Enclosure

News Release

Alinta

29 June 2007

ALINTA AND APA AGREE NEGOTIATED SEPARATION

Alinta announces that it has reached a negotiated agreement with APA Group (ASX Code: APA) to conclude all equity and operating relationships as well as outstanding legal proceedings between the companies. The agreement will conclude the following items:

1. Alinta's 35% equity interest in APA;
2. Alinta Asset Management's operating and maintenance contracts over various APA pipelines, including the Moomba to Sydney Pipeline; and
3. Termination of a number of legal proceedings.

Alinta's Acting CEO, Mr Peter Magarry said "It is good that a conclusion to our relationship with APA has been negotiated in advance of our upcoming scheme meeting. The settlement is likely to result in a net positive profit impact for Alinta. The settlement terms have the support of the Babcock & Brown/Singapore Power consortium."

35% Equity Interest

Alinta intends to distribute its 35% security holding in APA Group to Alinta shareholders on a pro rata basis, as part of the Babcock & Brown/Singapore Power International proposal for the acquisition of Alinta (to be voted on by Alinta shareholders in August this year). If that proposal does not proceed, Alinta still intends (and has agreed with APA Group) to distribute the APA Group securities either pro rata or by book build by 14 December 2007.

The distribution or sale of the APA securities will require Alinta's holding to be effectively marked to market resulting in either a gain or loss on sale. Alinta owns 150.7 million APA securities at an average entry price of $4.39.

Sale of Pipeline O&M Contracts

Alinta and APA Group have agreed arrangements which will enable termination of the Pipeline Management Agreement (pursuant to which an Alinta subsidiary operates and maintains various APA Group pipelines, including the Moomba to Sydney Pipeline) and all other operating arrangements relating to APA pipelines. The agreement also provides for the transfer to APA of all operating arrangements relating to non APA pipelines which are operated in conjunction with APA pipelines.

This aspect of the arrangements is conditional on ASX granting APA a waiver of ASX Listing Rule 10.1 or APA security holders approving the entry into the agreement with a substantial security holder (Alinta). If this condition is not satisfied, APA must take certain steps to facilitate Alinta disposing of the operations and maintenance contracts relating to APA pipelines to a third party.

Alinta

The gross consideration payable by APA Group for the arrangement is $210 million which is expected to result in a profit on sale in the order of $40M after tax. The ultimate quantum will be dependant on the outcome of the scheme proposal.

Termination of Litigation

Alinta and APA Group have also agreed to terminate immediately a number of legal proceedings between them.

This includes litigation concerning Alinta's acquisition of securities in APA last year. Alinta is firmly of the view that it acted lawfully at all times in relation to its acquisition of APA securities. However, it considers that it is in the best interests of shareholders to reach this agreement which permits it to distribute all its APA securities in the manner outlined above. Alinta does not consider that the alternative course of action of pursuing litigation (including its application for special leave to appeal to the High Court) are justified in pursuit of its objective to distribute the securities.

The other legal proceeding which has been terminated is the action brought by Alinta against Australian Pipeline Limited (APL) (both in its own capacity and in its capacity as responsible entity of the Australian Pipeline Trust) and certain of its directors in connection with the issue of 5 million shares by APL to APT Pipelines Limited last year.

****

For more information please contact:

Media

Tony Robertson
Group Manager Corporate Affairs
Phone: (08) 6213 7362
Mobile: 0419 867 230

Investor Relations

Shaun Duffy
Group Manager Investor Relations
Phone: (08) 6213 7348
Mobile: 0404 094 384

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 – 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

29 June 2007

To: Company Announcements Office
ASX

By: Electronic Lodgement

Bell Bay agreement goes unconditional, while agreement with Aurora extended

Attached is a News Release regarding the above.

Patrick McCole
Company Secretary

Enclosure

News Release

Alinta

29 June 2007

Bell Bay agreement goes unconditional, while agreement with Aurora extended

Alinta Limited announced today that an agreement with Hydro Tasmania to purchase the Bell Bay Power Station site and three gas turbines had gone unconditional. The announcement means Alinta will proceed with the purchase of the power station site and three gas turbines with a total generating capacity of 105 MW utilising pre existing gas supply arrangements to run the facility.

Alinta also announced that a conditional agreement with Aurora Energy to supply electricity from a proposed 200 MW, combined cycle gas-fired power station in the Tamar Valley had been extended until July 27. The extension of time would provide Alinta with the opportunity of negotiating revised commercial arrangements based on alternative gas supplies.

The Executive General Manager of Alinta Energy, Mr Jim Hennessy, said Alinta was committed to further developing the Tamar Valley Power Station provided it could finalise the revised arrangements.

The need for new gas supplies followed a decision by Beach Petroleum Limited and Anzon Australia Limited – who in March had signed a conditional gas supply agreement with Alinta - to defer the development of the Basker, Manta and Gummy gas fields.

"Alinta is determined to be a long-term and stable player in the Tasmanian energy market and is eager to develop new gas-fired generation in the State," Mr Hennessy said.

"Today's announcements are important steps in helping Alinta reach that goal."

History of the Tamar Project

In October 2006, Alinta entered into a conditional agreement to supply Aurora Energy with electricity from a proposed 200 MW, combined cycle gas-fired power station in the Tamar Valley in northern Tasmania (also known as a base-load power station).

Alinta also planned to build an additional power station comprising 180 MW of open cycle generation capacity (known as a peaking power station). This would allow Alinta to provide back-up electricity when required, as well as peaking capacity to the National Electricity Market.

On 19 March, Alinta announced it had finalised a conditional 15 year gas supply agreement with Anzon Australia and Beach Petroleum.

On 23 March, Alinta signed heads of agreement with Hydro Tasmania to purchase the Bell Bay Power Station site and three gas turbines with a total generating capacity of 105MW. These turbines were to be used as part of the 180 MW of back-up plant.

On Tuesday, 26 June, Alinta announced that Beach Petroleum Limited and Anzon Australia Limited had deferred the development of the Basker Manta and Gummy gas fields. This meant that a

conditional long-term agreement to supply gas to Alinta's proposed Tamar Valley Power Station lapsed.

Bell Bay agreement

Mr Hennessy said that by making the Bell Bay agreement unconditional, Alinta was pleased to be able to swiftly resolve one of the key issues raised by the lapsing of the gas supply agreement.

"The decision to proceed with the purchase of the Bell Bay Power Station site and the three gas turbines provides certainty on this particular issue for all stakeholders," Mr Hennessy said.

"Alinta will proceed with this purchase irrespective of negotiations related to alternative gas supplies. We believe the three 35 MW turbines are strategic assets and can be utilised to meet the growing demand for peaking generation in the National Electricity Market using our existing gas supplies.

"Alinta intends to expand the 105 MW capacity to 180 MW, but a final decision will be dependant on progress of negotiations related to alternative gas supplies."

The sale agreement, which was signed on 16 April, has been approved by both Houses of the Tasmanian Parliament.

Extension of Aurora agreement

Mr Hennessy said Alinta was pleased that Aurora had extended the conditions precedent on its agreement until July 27.

"The extension of time provides Alinta with a greater ability to seek alternative gas supply arrangements for the 200 MW power station.

"Aurora's willingness to extend the agreement is a strong indication that they see the value of the power station project and are keen to see private sector competition in generation in Tasmania."

For more information, please contact:

__**Media**__

Tony Robertson
Group Manager Corporate Affairs
(08) 6213 7362 pr 0419 867 230

__**Investor Relations:**__

Shaun Duffy
Manager Investor Relations
(08) 6213 7348 or 0404 094 384

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 – 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

3 July 2007

To: Company Announcements Office
ASX

By: Electronic Lodgement

Alinta Scheme Book Approved

Attached are the following:

1. a News Release regarding the above;
2. the Alinta Scheme Booklet Part A; and
3. the Alinta Scheme Booklet Part B.

Yasmin Broughton
Company Secretary

Enclosures

News Release

Alinta

3 July 2007

Alinta Scheme Booklet Approved

Alinta Limited announced today that on 2 July 2007 it received the approval of the Federal Court to dispatch its booklet for the Scheme of Arrangement relating to the acquisition of the Company by a consortium comprising Babcock & Brown and Singapore Power. Printing of the booklet will commence today and it is expected to be sent to shareholders commencing next week.

The agreement between Alinta and the Babcock & Brown/Singapore Power consortium was made on 11 May 2007 following a competitive tender process initiated after a proposed management buy-out of the Company and following a review of internal restructuring alternatives.

The Scheme booklet contains a recommendation from the Board of Alinta and an Independent Expert's Report prepared by Grant Samuel. This Independent Expert's Report concludes that the Share Scheme is in the best interests of Alinta shareholders.

Grant Samuel has valued Alinta at $13.84-$16.16 per share, including a control premium. Further, Grant Samuel has attributed a value in the range of $15.74-16.07 per Alinta share to the consideration offered by the Babcock & Brown/Singapore Power consortium (based on the Default Consideration prior to any adjustment that may occur). This value lies at the top end of Grant Samuel's value range for Alinta.

"The Share Scheme therefore provides fair value to Alinta shareholders and is an opportunity for shareholders to crystallise the substantial value uplift that has been created since the company listed seven years ago," Grant Samuel states.

Alinta Chairman John Akehurst said the scheme booklet contains a unanimous recommendation from Alinta Directors that shareholders vote in favour of the Scheme, in the absence of a superior proposal and subject to Grant Samuel continuing to conclude that the proposal is in shareholder's best interests.

Mr Akehurst said Directors believed there were compelling reasons for shareholders to vote for the Scheme, including:

- The Scheme Proposal values Alinta Shares at a significant premium to the pre-MBO Proposal announcement date trading prices
- The value of the consideration is attractive relative to most other recent energy infrastructure transactions in Australia
- The Independent Expert has assessed that the value delivered by the Share Scheme is at the top end of the value that it has attributed to Alinta
- The Independent Expert had assessed the Scheme to be in the best interests of Alinta Shareholders
- The Alinta share price may fall if the scheme is not approved and no alternative proposal emerges

For all of these reasons the Alinta Board unanimously recommends the proposal.

Alinta

Under the terms of the Scheme, shareholders have the opportunity to receive securities in Babcock & Brown managed infrastructure entities that are listed on the ASX[1] and have a proven track record of performance. Shareholders can elect to maximise cash, securities or preference shares component of the consideration. They can also elect to maximise the number of preference shares received, which is, in turn, expected to maximise CGT rollover relief.[2]

Assessment against internal restructure

In parallel with the consideration of external offers for the Company, Alinta had developed and assessed a proposal to restructure the Company into two separate listed entities: an asset company providing low risk and stable dividend streams, and a growth oriented company focussed on asset management services and asset development.

Mr Akehurst said Grant Samuel concurred with the Board's view that an internal restructure would have delivered a market value for Alinta shareholders materially above the $10-12 range. However, Grant Samuel also found it was unlikely that the internal restructuring would deliver a value comparable to the consortium proposal.

Grant Samuel states: "The Proposal is effectively a full takeover including a premium for control. It represents premiums of 40-43% over the price prior to announcement of the potential MBO approach and high multiples of earnings. It is unlikely, even when split into more focussed standalone entities, that Alinta shares would trade at these multiples. The aggregate value of any demerged entities would be likely to be well below the value of the consideration under the Share Scheme."

Scheme timetable

The Scheme Booklet was lodged today with the ASX and an interactive version will be available on the Alinta website (www.alinta.net.au) later this week.

Printing of the Scheme booklet will start today and shareholders would begin to receive the booklet next week. A shareholder meeting will be held at the **Perth Convention Exhibition Centre on 15 August 2007**. If shareholders vote in favour of the Proposal at that meeting, completion of the transaction is expected to occur by the end of August.

Mr Akehurst said: "The vote of every Alinta shareholder is important. We encourage our shareholders to consult the Scheme booklet and to vote in favour of the Scheme.

"Shareholders should also carefully consider the payment options available and choose the consideration alternative which best suits their personal financial circumstances."

For further information, shareholders should call the Alinta Information Line on 1800 135 107 (within Australia) or +61 2 8268 3641 (outside Australia).

[1] BBI EPS are not currently listed. The issuer of BBI EPS will seek listing of BBI EPS on ASX prior to the implementation of the Scheme.
[2] Subject to certain limitations for foreign shareholders

Alinta

Media and investor contacts:

Tony Robertson
Group Manager Corporate Affairs
(08) 6213 7362 or 0419 867 230

Shaun Duffy
Group Manager Investor Relations
(08) 6213 7348 or 0404 094 384

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN DOUBT AS TO HOW TO DEAL WITH IT, YOU SHOULD CONSULT YOUR LEGAL, TAXATION, FINANCIAL OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.

Alinta Scheme Booklet Part A

Alinta

For schemes of arrangement between Alinta Limited (ABN 11 119 985 590) and the holders of ordinary shares in Alinta Limited and the holders of options issued by Alinta Limited and an associated capital reduction in relation to the acquisition of Alinta Limited by ES&L Pty Ltd, a bidding vehicle of a Consortium formed by Babcock & Brown International Pty Ltd and Singapore Power International Pte Ltd.

VOTE YES

For United Kingdom only:
This Booklet is provided to Alinta Shareholders resident in the United Kingdom in accordance with an exemption to the restriction on financial promotions in section 21 of the Financial Services and Markets Act 2000 (UK) which permits communications relating to the sale of Alinta.

For Hong Kong only:
This Booklet is for the exclusive use of Alinta Shareholders in connection with the Scheme Proposal. Accordingly, this Booklet must not be distributed, published, reproduced or disclosed (in whole or in part) by Alinta Shareholders to any other person in Hong Kong other than in connection with an Alinta Shareholders' consideration of the Scheme Proposal. This Booklet does not constitute an offer or invitation for the subscription, sale or purchase of securities in Hong Kong and shall not form the basis of any contract. The contents of this Booklet have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to its contents. If you are in any doubt about any of the contents of this Booklet, you should obtain independent professional advice.

CARNEGIE, WYLIE & COMPANY

JPMorgan

BLAKE DAWSON WALDRON
LAWYERS

1 Summary of key dates
2 Letter from Alinta's Chairman
3 Letter from the Consortium
4 Value of consideration
5 What you will receive
7 Why you should vote to approve the Scheme Proposal
20 Disadvantages and risks of the Scheme Proposal
22 Form of consideration
24 The Consortium's intentions for the Alinta Assets
25 Overview of Consideration Securities
38 Questions and answers

What is this Booklet for?

This Booklet is the explanatory statement required to be sent to Alinta Securityholders under Part 5.1 of the Corporations Act in relation to the Schemes. This Booklet contains information about the Scheme Proposal by a Consortium comprising Babcock & Brown, Babcock & Brown Infrastructure, Babcock & Brown Power, Babcock & Brown Wind Partners, the Bidder and Singapore Power International Pte Ltd to acquire Alinta by way of:

> a scheme of arrangement between Alinta and Alinta Shareholders (and an associated Capital Reduction); and

> a scheme of arrangement between Alinta and Alinta Optionholders.

This Booklet is in two parts:

> Part A contains a summary of the Scheme Proposal; and

> Part B contains detailed information about the Scheme Proposal.

Capitalised terms in Part A of this Booklet have the meaning given to them in section 16 of Part B of this Booklet.

What you should do

> Read Part A and Part B of this Booklet (including the Important Notice and the cautions relating to forward looking statements) in full before making a decision on how to vote. If in doubt, seek independent legal, taxation, financial or other professional advice.

> If you have any questions call the Alinta Information Line on **1800 135 107** (within Australia) or **+61 2 8268 3641** (outside Australia), Monday to Friday between 9.00am and 7.00pm AEST (7.00am to 5.00pm WST). Calls to the Alinta Information Line will be recorded.

> Vote on the Scheme Proposal:

- > Alinta Shareholders vote at the Share Scheme Meeting and the General Meeting.
- > Alinta Optionholders vote at the Option Scheme Meeting.

> Vote using one of the following:

- > By proxy, using the appropriate form which is enclosed. Alinta Shareholders should use the blue proxy form for the Share Scheme Meeting and the green proxy form for the General Meeting. Alinta Optionholders should use the yellow proxy form for the Option Scheme Meeting;
- > By online proxy at www.computershare.com/au/proxy/aan; or
- > In person, at the Meetings to be held at the Perth Convention Exhibition Centre, Riverside Theatre, 21 Mounts Bay Rd, Perth WA, commencing at 10.00am WST (12.00pm AEST) on 15 August 2007. The Share Scheme Meeting will be held first, followed by the General Meeting and the Option Scheme Meeting.

> Complete and return the enclosed pink Election Form to receive your preferred form of consideration.

VOTE YES

Your Board unanimously recommends that you vote in favour of the Scheme Proposal[1]

Note:
1 In the absence of a superior proposal and provided that the Independent Expert continues to conclude that the Scheme Proposal is in the best interests of Alinta Securityholders.

Summary of key dates

Event	Time and Date
Latest date and time for lodgement of proxy forms for Scheme Meetings and General Meeting	12.00pm WST (2.00pm AEST) on Monday, 13 August 2007
Time and date for determining eligibility to vote at the Scheme Meetings and General Meeting	5.00pm WST (7.00pm AEST) on Monday, 13 August 2007
Meetings	
Share Scheme Meeting	10.00am WST (12.00pm AEST) on Wednesday, 15 August 2007
General Meeting	Immediately following the Share Scheme Meeting but no earlier than 12.00pm WST (2.00pm AEST)
Option Scheme Meeting	Immediately following the General Meeting but no earlier than 12.30pm WST (2.30pm AEST)
Court hearing for approval of Schemes	Friday, 17 August 2007
Effective Date	Friday, 17 August 2007
Suspension of trading in Alinta Shares	On and from Monday, 20 August 2007
Exercise Deadline - Final deadline for exercising any Alinta Options if an Alinta Optionholder wishes to participate in the Share Scheme rather than the Option Scheme	5.00pm WST (7.00pm AEST) on Tuesday, 21 August 2007
Record Date for determining entitlement to Consideration	5.00pm WST (7.00pm AEST) on Thursday, 23 August 2007
Deadline for lodging Election Forms for Consideration Alternatives	5.00pm WST (7.00pm AEST) on Thursday, 23 August 2007
Commence deferred settlement trading of B&B Fund Securities and BBI EPS	Thursday, 30 August 2007
Implementation Date	Friday, 31 August 2007
Normal trading in B&B Fund Securities and BBI EPS commences	Monday, 3 September 2007
Despatch of holding statements for B&B Fund Securities, BBI EPS and APA Securities	By Friday, 7 September 2007

Please note that the above dates are subject to change without notice.

A more detailed timetable is provided in Part B of this Booklet.

Letter from Alinta's Chairman



Dear Alinta Securityholder

This Booklet discusses a major corporate development for Alinta. If implemented, the Scheme Proposal will provide Alinta Shareholders with a significant premium to the trading prices of Alinta Shares pre the management buy-out proposal announcement date in exchange for a change of ownership for Alinta.

After considering various alternatives to maximise the value of Alinta to its securityholders, your Board recommended a proposal under which a Consortium which comprises Singapore Power International Pte Ltd (**SPI**), Babcock & Brown and three funds managed by Babcock & Brown would acquire Alinta. Further details of the alternatives that the Alinta Board examined are contained in Part B of this Booklet.

The Scheme Proposal is to be implemented via two schemes of arrangement and an associated Capital Reduction. The Share Scheme Consideration includes a mixture of cash, securities in three B&B Funds (**B&B Fund Securities**) and Babcock & Brown Infrastructure Exchangeable Preference Shares (**BBI EPS**).[2] You will also receive a distribution of APA Securities (**APA Distribution**)[3] and franking credits.[4] Under the alternatives provided, you can elect to maximise the amount of cash, B&B Fund Securities or BBI EPS that you receive.[5]

As at 27 June 2007, the consideration, excluding franking credits, was valued at $15.91 based on the five business day VWAPs of the Consideration Securities to that date[6], or $16.02 based on 30 business day VWAPs to that date.[7] This represents a 47%–48% premium to the 30 business day VWAP of Alinta Shares prior to 9 January 2007, the date that Alinta announced that Alinta's former Chairman, certain former executives and Macquarie Bank were considering a management buy-out proposal of Alinta (**MBO proposal**).

Alinta Shareholders who can fully utilise the available franking credits will receive an additional $0.40 of value per Alinta Share.

The MBO Proposal provided a challenging set of circumstances for your Board. In responding to this challenge, your Board has focused on advancing and safeguarding the interests of Alinta Securityholders and at times this has required making difficult decisions. While it will be sad to see the end of Alinta as a listed company, the Scheme Proposal is an attractive one.

The Alinta Directors have carefully considered a number of proposals arising from the process we implemented, including an Internal Restructure Proposal. We consider that the Scheme Proposal that we have recommended is the best of the alternatives for Alinta Securityholders to emerge from the process and is in the best interests of Alinta Securityholders. The Scheme Proposal offers attractive value for your Alinta Securities and provides an appropriate premium over the likely value of Alinta if it remained independent. The Scheme Proposal has been found to be in the best interests of the Alinta Securityholders by the Independent Expert, Grant Samuel.[8]

Your Board recommends that, in the absence of a superior proposal and provided that the Independent Expert continues to conclude that the Scheme Proposal is in the best interests of Alinta Securityholders, Alinta Securityholders vote in favour of the Scheme Proposal at the Meetings. Your Directors intend to vote any shares that they control in favour of the Scheme Proposal.

Important details of the Scheme Proposal and the steps associated with its implementation are set out in this Booklet. You are urged to read both parts of this Booklet carefully, as the information it contains is important. If you have any questions, please contact the Alinta Information Line on 1800 135 107 (within Australia) or +61 2 8268 3641 (outside Australia). Alternatively, contact your legal, financial, taxation or other professional advisor.

On behalf of the Alinta Board I would like to take this opportunity to thank you for your support of Alinta, which has a proud record of providing strong shareholder returns. Your vote is important and I look forward to your participation at the Meetings on 15 August 2007.

Yours sincerely

John Akehurst
Chairman
Alinta Limited

Notes:

2. Unless you are a NZ Shareholder. NZ Shareholders cannot receive BBI EPS and, if relevant, BBI Stapled Securities will be substituted for any BBI EPS they would otherwise receive.
3. Unless you are an Ineligible Overseas Shareholder or participate in the Cash Out Facility and instead receive the proceeds of sale of those securities.
4. Your ability to use the franking credits will be subject to satisfying certain "holding period" rules. You should refer to section 14.2 of Part B of this Booklet for further details.
5. Unless you are an Ineligible Overseas Shareholder or, in the case of maximising BBI EPS, a NZ Shareholder.
6. On 21 and 22 June 2007 the B&B Fund Securities traded on a "cum distribution" basis and on 25, 26 and 27 June 2007 the B&B Fund Securities traded on an "ex-distribution" basis. BBI EPS are valued at their issue price of $1.00. No adjustments have been made to the VWAP to take account of the B&B Fund Securities trading "cum distribution" and "ex distribution", during the five business day period as the VWAP reflects the actual VWAP over that period. B&B anticipates that some distribution entitlement will accrue into the B&B Fund Securities prices by the Record Date.
7. The Scheme Consideration is subject to possible adjustments which are described in section 13.2 of Part B of this Booklet.
8. Grant Samuel has concluded that the Share Scheme is in the best interests of Alinta Shareholders and that the Option Scheme is in the best interests of Alinta Optionholders. The full Independent Expert's Report is included as Annexure G in Part B of this Booklet.

Letter from the Consortium



Dear Alinta Securityholder

The directors of SPI and the B&B Funds are pleased to put forward the Scheme Proposal to acquire Alinta to Alinta Securityholders. The Scheme Proposal offers Alinta Securityholders the opportunity to realise a substantial premium for their Alinta securities. Our Scheme Proposal has been designed to provide flexibility to enable you to choose to maximise the form of consideration that best suits your circumstances.

The Consortium is comprised of SPI, Babcock & Brown, and three funds managed by Babcock & Brown which, like Alinta, are listed on the ASX.

Who is SPI?

SPI is the international investment arm of Singapore Power Limited (**SP**). The principal businesses of SP and its subsidiaries are the ownership and operation of electricity and gas transmission and distribution businesses and the provision of market support services to the energy market. SPI has existing business interests in Australia through its 51% owned Australian subsidiary, SP AusNet, which owns Victoria's primary electricity transmission network, an electricity distribution network located in eastern Victoria and a gas distribution network located in western Victoria. SP AusNet has a primary listing on ASX and a secondary listing on the Singapore Exchange.

Who are the B&B Funds?

Under our Scheme Proposal, Alinta Shareholders[9] have the opportunity to receive consideration in the form of securities in the three B&B Funds that focus on investing in infrastructure assets and that post-Implementation are expected to have a combined market capitalisation of approximately $7.7 billion. We believe that each of these entities has a demonstrable and successful trading history with high levels of liquidity and attractive investment fundamentals.

> BBI is a global owner of energy and transport infrastructure assets. Based on security prices on 27 June 2007, BBI would have a market capitalisation of approximately $3.8 billion post-Implementation. Further information on BBI is available at www.bbinfrastructure.com

> BBP is Australia's leading owner of power generation assets. Based on security prices on 27 June 2007, BBP would have a market capitalisation of approximately $2.4 billion post-Implementation. Further information on BBP is available at www.bbpower.com

> BBW is one of the world's leading investors in wind farms. Based on security prices on 27 June 2007, BBW would have a market capitalisation of approximately $1.5 billion post-Implementation. Further information on BBW is available at www.bbwindpartners.com

Further information on the B&B Funds is provided in Part A of this Booklet and sections 5, 7 and 8 of Part B of this Booklet.

Strong sustainable distribution yield

The B&B Funds have historically had and are forecast to continue to have, strong distribution yields. Based on security prices on 27 June 2007 and assuming any cash component is reinvested at 6.25% per annum, the forecast weighted average distribution yield in respect of the year ended 30 June 2007 is 6.8% for the Base Consideration, 7.6% for the Maximum Securities Alternative (assuming no scale back) and 7.5% for the Maximum Preference Shares Alternative (assuming no scale back).[10]

Opportunity to participate in future success

Alinta Shareholders who receive securities in the three B&B Funds will have the opportunity to continue to share in the success of some of the Alinta assets combined with the strong performance of the existing assets that each of the B&B Funds currently owns. We believe that becoming a securityholder in the B&B Funds will provide you with an exciting opportunity to receive attractive and sustainable cash distributions, as well as enjoy the benefits of long-term capital growth on your investment. Alinta Shareholders are also expected to receive CGT rollover relief in respect of the portion of their Alinta Shares for which they receive BBI EPS.[11]

The Independent Expert has concluded that the Scheme Proposal is in the best interests of Alinta Securityholders[12] and we encourage you to vote "YES" to approve the Scheme Proposal. Finally, we take this opportunity to encourage you to read both parts of this Booklet carefully and in their entirety. This Booklet contains a lot of information about the Scheme Proposal, the forms of consideration that you can elect to maximise, and the process that your Board has undertaken to recommend the Scheme Proposal.

Yours sincerely

Phil Green
Chief Executive
Babcock & Brown

Yap Chee Keong
Director
Singapore Power International

Notes:

9 Other than Ineligible Overseas Shareholders.

10 The exact consideration mix received by Alinta Shareholders is subject to the elections of other Alinta Shareholders. For the purpose of calculating these yields, all consideration mixes include the APA Distribution. The yields may differ for NZ Shareholders as they cannot receive BBI EPS (BBI Stapled Securities will be substituted, if relevant, for any BBI EPS they would otherwise receive).

11 The Australian Tax Office class ruling is currently in process. The availability of CGT rollover relief will be published on www.babcockbrown.com

12 Grant Samuel has concluded that the Share Scheme is in the best interests of Alinta Shareholders and that the Option Scheme is in the best interests of Alinta Optionholders. The full Independent Expert's Report is included as Annexure G in Part B of this Booklet.

Value of consideration

The value of the consideration for Alinta Shareholders will be calculated at the Record Date based on the VWAPs over the five Business Days immediately following the Meeting Date, which covers the days immediately prior to the Record Date on the current timetable. The table below provides an example of the value of the consideration based on the VWAPs of the Consideration Securities over the five business days up to and including 27 June 2007.[13] On 21 and 22 June 2007 the B&B Fund Securities traded on a "cum distribution" basis, and on 25, 26 and 27 June 2007 the B&B Fund Securities traded on an "ex distribution" basis. The actual value of the consideration you will receive will be determined based on the VWAPs of the Consideration Securities over the five Business Days immediately after the Meeting Date at which time the B&B Fund Securities will be "cum distribution" for the period 1 July 2007 to 31 December 2007. BBI EPS are valued at their issue price of $1.00.

Value of consideration per Alinta Share		Value based on the five business day VWAPs of Consideration Securities up to and including 27 June 2007
Cash	→	$8.925[14]
+		+
0.752 BBI Stapled Securities	→	$1.32
+		+
0.669 BBP Stapled Securities	→	$2.30
+		+
0.260 BBW Stapled Securities	→	$0.50
+		+
1.599 BBI Exchangeable Preference Shares	→	$1.60
+		+
Distribution of 0.301 APA Securities[15]	→	$1.26
Consideration per Alinta Share (excluding franking credits)	→	$15.91
+		+
Franking credits	→	$0.40[16]
Consideration per Alinta Share (including franking credits)	→	$16.31

The above consideration represents the average across all Alinta Shareholders. The actual form of consideration received by individual Alinta Shareholders may differ from the above as a result of the elections and adjustments described below.

Notes:

13 No adjustment has been made to the VWAP to take account of the B&B Fund Securities trading "cum distribution" and "ex distribution" during the five Business Day period as the VWAP reflects the actual VWAP over that period. B&B anticipates that some distribution entitlements will accrue into the B&B Fund Securities prices by the Record Date.

14 Subject to certain possible adjustments as described in section 13.2 of Part B of this Booklet.

15 The APA Securities are in addition to rather than part of the Share Scheme Consideration. They are to be distributed on the Implementation Date to all Alinta Shareholders pursuant to the APA Distribution. In certain circumstances the net proceeds of sale of APA Securities may be distributed in lieu of some or all APA Securities.

16 Available to Alinta Shareholders who can fully utilise franking credits. Your ability to use the franking credits will be subject to satisfying certain "holding period" rules. You should refer to section 14.2 of Part B of this Booklet for further details.

What you will receive

Alinta Shareholders

Under the Share Scheme, Alinta Shareholders[17] can elect to receive one of the following alternatives:

1 **Default Consideration**

☒ If you wish to receive the Default Alternative for all your Alinta Shares, please mark this box.

> Receive a mixture of cash, B&B Fund Securities, BBI EPS[18] and APA Securities.

> The components of the Default Consideration are illustrated in the table on page 4, but are subject to various adjustments.

2 **Maximum Preference Shares**

☒ If you wish to receive the Maximum Preference Shares Alternative for all your Alinta Shares, please mark this box. This option is not available to New Zealand Shareholders.

> Receive a greater number of BBI EPS compared to the Default Consideration in lieu of cash and/or B&B Fund Securities.[19]

3 **Maximum Cash**

☒ If you wish to receive the Maximum Cash Alternative for all your Alinta Shares, please mark this box.

☒ If you also wish to sell any Unmarketable Parcels you receive under the Maximum Cash Alternative via the Cash Out Facility, please also mark this box.

> Receive a greater amount of cash compared to the Default Consideration in lieu of B&B Fund Securities and/or BBI EPS.

> Under this alternative you can further elect to have securityholdings of less than $500 in any B&B Fund, BBI EPS or APA sold on your behalf for cash free of brokerage.

4 **Maximum Securities**

☒ If you wish to receive the Maximum Securities Alternative for all your Alinta Shares, please mark this box.

> Receive a greater number of B&B Fund Securities compared to the Default Consideration in lieu of cash and/or BBI EPS.

You will receive the APA Distribution and franking credits[20] regardless of which alternative you elect.

Alinta Shareholders who do not make an election will receive the Default Consideration.[21]

The final mix of cash and securities that you will receive under any of the alternatives above will depend on the elections of other Alinta Shareholders. Further information on the Share Scheme Consideration is provided on pages 22–23 of Part A of this Booklet and section 13.2 of Part B of this Booklet.

Small Alinta Shareholders also have an additional alternative – please see over page.

The value of each of the above alternatives will be the same at the Record Date.[22]

Notes:

17 Other than Ineligible Overseas Shareholders.

18 Subject to availability of BBI EPS. In the case of NZ Shareholders, BBI Stapled Securities will be substituted for BBI EPS.

19 This alternative is not available to NZ Shareholders (as set out in section 13.2(j) of Part B of this Booklet).

20 Your ability to use the franking credits will be subject to satisfying certain "holding period" rules. You should refer to section 14.2 of Part B of this Booklet for further details. Further information on the APA Distribution is set out in section 10 of Part B of this Booklet.

21 With BBI Stapled Securities replacing BBI EPS for NZ Shareholders and the Nominee selling on behalf of Ineligible Overseas Shareholders.

22 The value of the Base Consideration which sets the value of the Consideration Alternatives will be determined based on the five Business Day VWAP after the Meeting Date, which covers the days immediately prior to the Record Date on the current timetable, and based on BBI EPS trading at their issue price of $1.00. The Base Consideration is subject to various adjustments which are described in section 13.2 of Part B of this Booklet. Its components (before any adjustments) plus the APA Distribution and franking credits are set out on page 4 of Part A of this Booklet.

What you will receive continued

Small Alinta Shareholders

If you hold 1,000 Alinta Shares or less as at the Record Date, you can alternatively elect:

5

Cash Out

☒ If you hold 1,000 Alinta Shares or less at the Record Date and wish to sell any Consideration Securities you receive as part of the Default Consideration via the Cash Out Facility please mark this box.

> To receive the Default Consideration and have 100% of the Consideration Securities to which you become entitled sold on your behalf and the proceeds provided to you in cash.

> The amount of cash you receive will depend on the price at which any B&B Fund Securities, BBI EPS and APA Securities that you would otherwise receive can be sold on your behalf free of brokerage costs. It may be more or less than the value you would receive if you did not elect this alternative.

> You will also receive the franking credits.[23]

Top-Up Facility

Prior to 31 January 2008, each of BBI, BBP and BBW will offer a facility to Alinta Shareholders to purchase additional securities to top-up any Unmarketable Parcel they receive as a result of the Share Scheme, free of brokerage costs.

Alinta Optionholders

For each Alinta Option you hold, you will receive a cash amount which is equal to the value of the Base Consideration at the Record Date[24] together with the APA Distribution, less the exercise price of the options. The cash consideration will not include a value for the franking credits.

Alinta Optionholders can exercise their vested options before 5.00pm WST (7.00pm AEST) on Tuesday, 21 August 2007 and elect one of the Consideration Alternatives for the Alinta Shares they receive on the exercise of their options. In this case, Alinta Optionholders will need to fund the exercise price of their Alinta Options. Unless an Alinta Optionholder exercised their Alinta Options and became an Alinta Shareholder for at least 45 days prior to the Effective Date (not including the date of acquisition or the Effective Date), they will not be entitled to the benefit of franking credits in respect of the APA Dividend (see section 14 of part B for further information).

Full details of the Option Scheme Consideration are set out in section 13.4 of Part B of this Booklet.

Notes:

23 Your ability to use the franking credits will be subject to satisfying certain "holding period" rules. You should refer to section 14.2 of Part B of this Booklet for further details.

24 The value of the Base Consideration will be determined based on the five Business Day VWAP after the Meeting Date, which covers the days immediately prior to the Record Date on the current timetable, and based on BBI EPS trading at their issue price of $1.00. The Base Consideration is subject to various adjustments which are described in section 13.2 of Part B of this Booklet. Its components (before any adjustments) plus the APA Distribution and franking credits are set out on page 4 of Part A of this Booklet. In determining the Option Scheme Consideration, any Transaction Dividend or capital reduction that was deducted from the Base Consideration or APA Distribution will be added back to it.



WHY YOU SHOULD VOTE TO APPROVE THE SCHEME PROPOSAL

Why you should vote to approve the Scheme Proposal

1	Your Board unanimously recommends that you vote in favour of the Scheme Proposal[25]	✔
2	The Independent Expert has assessed the Scheme Proposal to be in the best interests of Alinta Securityholders[26]	✔
3	The Scheme Proposal values your Alinta Shares at a significant premium to the pre-MBO Proposal announcement trading prices of your Alinta Shares	✔
4	The value of the consideration is attractive relative to most other recent energy infrastructure transactions in Australia	✔
5	The value of the consideration has increased since your Board's initial recommendation	✔

For the Scheme Proposal to proceed, it must be approved by

Notes:

25 In the absence of a superior proposal and provided that the Independent Expert continues to conclude that the Scheme Proposal is in the best interests of Alinta Securityholders.

26 Grant Samuel has concluded that the Share Scheme is in the best interests of Alinta Shareholders and that the Option Scheme is in the best interests of Alinta Optionholders. The full Independent Expert's Report is included as Annexure G in Part B of this Booklet.

Why you should vote to approve the Scheme Proposal

6 You have the opportunity to receive securities in Babcock & Brown managed infrastructure entities that are listed on ASX and have a proven track record of performance[27] ✔

7 You can elect to maximise the cash, securities or preference shares component of your Share Scheme Consideration[28] ✔

8 You can elect to maximise the number of preference shares you receive, which is expected to maximise your CGT rollover relief[28] ✔

9 If the Scheme Proposal is not approved and no alternative proposal emerges, the Alinta Share price may fall ✔

Alinta Shareholders.[29] Your vote is important.

Notes:

27 Unless you are an Ineligible Overseas Shareholder.

28 Other than Ineligible Overseas Shareholders who cannot make those elections or NZ Shareholders who cannot elect to maximise BBI EPS.

29 In order for the Share Scheme to proceed, the Share Scheme and the Capital Reduction must be approved by Alinta Shareholders. In order for the Option Scheme to proceed, the Share Scheme and the Capital Reduction must be approved by Alinta Shareholders and become Effective and the Option Scheme must be approved by Alinta Optionholders.

Your Board unanimously recommends that you vote in favour of the Scheme Proposal[30]

> Your Board has determined that the Scheme Proposal is in the best interests of Alinta Securityholders:
> The Scheme Proposal provides a significant premium over the pre-MBO Proposal announcement trading values of Alinta and an appropriate premium over the likely trading value of Alinta if it were to implement an Internal Restructure Proposal.
> The Share Scheme Consideration includes securities in established ASX listed entities, which have a readily observable market value.
> The Scheme Proposal has limited conditions and provides a high level of confidence that the transaction will be completed, subject to Alinta Shareholders approving the Share Scheme and the associated Capital Reduction.[31]

> Each of the Alinta Directors intends to vote in favour of the Scheme Proposal in respect of the Alinta Securities that they control.

> Your Board unanimously recommends that you vote in favour of the Scheme Proposal, in the absence of a superior proposal and provided that the Independent Expert continues to conclude that the Scheme Proposal is in the best interests of Alinta Securityholders.

Alinta Share price performance since 2 January 2006



Alinta Share Price
$18.00
$15.00
$12.00
$9.00
$6.00
$3.00
$0.00
2 Jan 06
13 Mar 06
22 May 06
31 Jul 06
9 Oct 06
18 Dec 06
26 Feb 07
7 May 07
27 Jun 07
AGL asset swap
Alinta announced recommendation of Scheme Proposal
Announcement of potential MBO Proposal
Alinta announced recommendation of Original Scheme Proposal
Pre AGL asset swap
Post AGL asset swap

Notes:
30. In the absence of a superior proposal and provided that the Independent Expert continues to conclude that the Scheme Proposal is in the best interests of Alinta Securityholders.
31. In order for the Share Scheme to proceed, the Share Scheme and the Capital Reduction must be approved by Alinta Shareholders. In order for the Option Scheme to proceed, the Share Scheme and the Capital Reduction must be approved by Alinta Shareholders and become Effective and the Option Scheme must be approved by Alinta Optionholders.

The Independent Expert has assessed the Scheme Proposal to be in the best interests of Alinta Securityholders

> The Independent Expert, Grant Samuel, has assessed the Scheme Proposal and concluded that it is in the best interests of Alinta Securityholders.[32]

> The Independent Expert has estimated the full underlying value of Alinta Shares to be in the range of $13.84–$16.16 per Alinta Share. This value includes a control premium and exceeds the price at which Alinta Shares would be expected to trade in the absence of the Scheme Proposal or some similar transaction, and even if some kind of internal restructure is implemented.

> The Independent Expert has attributed a value in the range $15.74–$16.07 per Alinta Share based on the Default Consideration and concluded that the Share Scheme provides fair value to Alinta Shareholders.

> The Independent Expert's assessed value of the consideration is close to the top of its assessed value for Alinta, including a premium for control.

The full Independent Expert's Report is included as Annexure G in Part B of this Booklet.

Value of consideration



Grant Samuel full underlying value of Alinta Shares (including control premium)
High = $16.16
Low = $13.84
$18.00
$15.00
$12.00
$9.00
$6.00
$3.00
$0.00
Per Alinta Share
$15.74
$16.07
Grant Samuel valuation of consideration – Low
Grant Samuel valuation of consideration – High

Note:
32 Grant Samuel has concluded that the Share Scheme is in the best interests of Alinta Shareholders and that the Option Scheme is in the best interests of Alinta Optionholders. The full Independent Expert's Report is included as Annexure G in Part B of this Booklet.

The Scheme Proposal values your Alinta Shares at a significant premium to the pre-MBO Proposal announcement trading prices of your Alinta Shares

> As at 27 June 2007 the implied value of the consideration (excluding franking credits) was $15.91 per Alinta Share based on the five business day VWAPs of the Consideration Securities to that date[33], or $16.02 based on 30 business day VWAPs to that date.

> The value based on five business day VWAPs to 27 June 2007[33] of $15.91 represents:
> > A 47% premium over the 30 business day VWAP of Alinta Shares prior to the announcement of the potential MBO Proposal on 9 January 2007 of $10.79.
> > A 47% premium to the issue price of Alinta Shares under the asset swap with AGL completed on 25 October 2006 of $10.80.

> Alinta Shareholders who can fully utilise the franking credits will receive an additional $0.40 of value per Alinta Share.

Summary of consideration premia (excluding franking credits)



$18.00
$15.00
$12.00
$9.00
$6.00
$3.00
$0.00
47% premium
47% premium
$10.80
$10.79
Value of consideration based on 5 business day VWAPs of the Consideration Securities to 27 June 2007: $15.91[33]
Implied issue price under the AGL asset swap (25 Oct 2006)
30 business day VWAP pre MBO Proposal announcement (9 Jan 2007)

Note:

33 On 21 and 22 June 2007 the B&B Fund Securities traded on a "cum distribution" basis and on 25, 26 and 27 June 2007 the B&B Fund Securities traded on an "ex-distribution" basis. BBI EPS are valued at their issue price of $1.00. No adjustments have been made to the VWAP to take account of the B&B Fund Securities trading "cum distribution" and "ex distribution", during the five business day period as the VWAP reflects the actual VWAP over that period. B&B anticipates that some distribution entitlement will accrue into the B&B Fund Securities prices by the Record Date.

The value of the consideration is attractive relative to most other recent energy infrastructure transactions in Australia

> As at 27 June 2007, the implied value of the consideration (excluding franking credits) was $15.91 per Alinta Share based on the five business day VWAPs of the Consideration Securities to that date.[34]

> *This value represents a multiple of 15.2x Alinta's forecast 2007 EBITDA plus Share of Associates' Profit and Other Income.*

> This multiple is one of the highest current year EBITDA multiples paid for Australian energy infrastructure assets in recent transactions above $200 million.

Current year EBITDA transaction multiples[1]



20X
15X
10X
5X
0
18.1X
15.2X
14.5X
13.3X
13.3X
12.6X
Allgas/APA
Alinta[2]
AIH/Alinta
GasNet/APA
Origin Energy Networks/APA[3]
AGL Infrastructure/Alinta

Notes to chart:

(1) Acquisitions of Australian energy infrastructure entities since 1 January 2006 with an acquisition price in excess of $200 million. All multiples sourced from Appendix 2 to the Independent Expert's Report included as Annexure G in Part B of this Booklet except for Alinta and Origin Energy Networks.

(2) Alinta multiple based on the value of the consideration using the 5 business day VWAPs of the Consideration Securities to 27 June 2007 of $15.91 and 2007 financial year EBITDA of $322.7 million plus Other Income of $58.5 million plus Equity Accounted Profits of $43.0 million as set out in section 4.3 of the Independent Expert *Report included as Annexure G of Part B of this Booklet. On 21 and 22 June 2007 the B&B Fund Securities traded on a "cum distribution" basis and on 25, 26 and 27 June* 2007 the B&B Fund Securities traded on an "ex-distribution" basis. No adjustments have been made to the VWAP to take account of the B&B Fund Securities trading "cum distribution" and "ex distribution", during the five business day period as the VWAP reflects the actual VWAP over that period. B&B anticipates that some distribution entitlement will accrue into the B&B Fund Securities prices by the Record Date.

(3) Origin Energy Networks multiple based on share of EBITDA of SEA Gas and Origin Energy Asset Management and dividends received from Envestra as disclosed by APA in ASX announcements.

Note:

34 On 21 and 22 June 2007 the B&B Fund Securities traded on a "cum distribution" basis and on 25, 26 and 27 June 2007 the B&B Fund Securities traded on an "ex-distribution" basis. BBI EPS are valued at their issue price of $1.00. No adjustments have been made to the VWAP to take account of the B&B Fund Securities trading "cum distribution" and "ex distribution", during the five business day period as the VWAP reflects the actual VWAP over that period. B&B anticipates that some distribution entitlement will accrue into the B&B Fund Securities prices by the Record Date.

The value of the consideration has increased since your Board's initial recommendation

> On 30 March 2007, your Board announced that it had recommended the Original Scheme Proposal from B&B/SP[35], which at that date was valued at $15.00 per Alinta Share (excluding franking credits).[36]

> On 11 May 2007, your Board announced that it had recommended the Scheme Proposal, which is an enhanced proposal from B&B/SP.

> As at 27 June 2007 the implied value of the consideration (excluding franking credits) was $15.91 per Alinta Share based on the five business day VWAPs of the Consideration Securities to that date[37], or $16.02 based on the 30 business day VWAPs to that date.

> This represents an additional $0.91 to $1.02 of value per Alinta Share for Alinta Securityholders. This is due to:
> > An additional $0.45 of value associated with the Scheme Proposal announced on 11 May 2007.
> > Increases in the security prices of BBP and BBW.

> The graph below illustrates the implied value of the Original Scheme Proposal (30 March 2007 to 11 May 2007) and the Scheme Proposal (thereafter).

Value of consideration based on prior 5 business day VWAPs of Consideration Securities (excluding franking credits)



$18.00
$16.00
$14.00
$12.00
$10.00
Value per Alinta Share
Revised proposal announced
+ $0.91 (based on 5 business day VWAPs to 27 June 2007
Value of Original Scheme Proposal based on 30 business day VWAPs to 30 March 2007: $15.00
— Original Scheme Proposal
— Scheme Proposal
30 Mar 07
14 Apr 07
2 May 07
16 May 07
30 May 07
14 June 07

Notes:

35 In the absence of a superior proposal and provided that the Independent Expert continued to conclude that the Scheme Proposal was in the best interests of the Alinta Securityholders.

36 Based on the 30 business day VWAPs of the Consideration Securities to that date.

37 On 21 and 22 June 2007 the B&B Fund Securities traded on a "cum distribution" basis and on 25, 26 and 27 June 2007 the B&B Fund Securities traded on an "ex-distribution" basis. BBI EPS are valued at their issue price of $1.00. No adjustments have been made to the VWAP to take account of the B&B Fund Securities trading "cum distribution" and "ex distribution", during the five business day period as the VWAP reflects the actual VWAP over that period. B&B anticipates that some distribution entitlement will accrue into the B&B Fund Securities prices by the Record Date.

You have the opportunity to receive securities in Babcock & Brown managed infrastructure entities that are listed on ASX and have a proven track record of performance[38]

- Each of BBI, BBP and BBW are established, ASX listed infrastructure entities:
  - BBI is a global owner of energy and transport infrastructure assets. Based on security prices on 27 June 2007, BBI would have a market capitalisation of approximately $3.8 billion post-Implementation.
  - BBP is Australia's largest ASX listed power generation business. Based on security prices on 27 June 2007, BBP would have a market capitalisation of approximately $2.4 billion post-Implementation.
  - BBW is one of the world's leading investors in wind farms. Based on security prices on 27 June 2007, BBW would have a market capitalisation of approximately $1.5 billion post-Implementation.
- The B&B Funds are managed by Babcock & Brown, providing access to its network of infrastructure skills and experience in originating and structuring transactions. Each of these funds pays management fees to Babcock & Brown as described in sections 5, 7 and 8 of Part B of this Booklet.
- BBI and BBP will each acquire part of Alinta's current asset portfolio and increase their scale. Alinta Shareholders who receive B&B Fund Securities, particularly BBI and BBP, will participate in any potential re-rating in their securities' prices that may result from the Scheme Proposal.[39]
- The historical and forecast distribution yields for each of the B&B Funds[40] are provided in the chart below as at 27 June 2007, and are based on guidance provided from the B&B Funds and set out in sections 5, 7 and 8 of Part B of this Booklet. The distribution yields are shown after fees and costs.

Historical and forecast distribution yields as at 27 June 2007



10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
Distribution yield
7.7%
8.3%
8.8%
n.a.
7.5%
7.7%
5.5%
6.7%
7.5%
BBI
BBP
BBW
2006 actual
2007 guidance
2008 guidance

Notes:
38 Unless you are an Ineligible Overseas Shareholder.
39 Note that there is no certainty that a re-rate will occur.
40 Note that as BBP listed in December 2006, one distribution is payable in respect of the 2007 financial year. BBP's distribution yield for 2007 has been calculated by grossing up the 2007 distribution to reflect a full year.

> Alinta Shareholders should note that they will not receive CGT rollover relief for any BBI Stapled Securities, BBP Stapled Securities or BBW Stapled Securities they receive.

> Each of BBI, BBP and BBW expects to provide growing cash distributions which they expect to be fully tax deferred.

> You will receive a *higher* aggregate income distribution relative to Alinta's historic dividends.[41] In considering this reason you should note:
  > Alinta's forecast dividend for the year ending 31 December 2007, prior to any Internal Restructure Proposal, is 50 cents per share fully franked, which is equal to a fully franked yield of 4.6% based on the 30 business day VWAP of Alinta Shares prior to the MBO Proposal announcement.[42]
  > Alinta's historic dividends have reflected an inefficient corporate and capital structure relative to other ASX listed energy infrastructure entities, resulting in it paying out a lower proportion of pre-tax cash flows than most other ASX listed energy infrastructure entities. One of Alinta's objectives in considering the Internal Restructure Proposal was to address its inefficient structure and increase its cash distributions to shareholders. Notwithstanding this, the Alinta Board believes the Scheme Proposal is superior to the potential future value of Alinta following an Internal Restructure Proposal.

Forecast consideration distribution yields[41] – full year equivalent distributions for 12 months to 30 June 2007


6.80%
7.59%
7.50%
0.53%
0.21%
3.53%
0.53%
0.53%
APA
BBW
BBP
BBI
BBI EPS
Cash
Base consideration + APA
Maximum Securities + APA
Maximum Preference Shares + APA

Notes:
41 Based on security prices as at 27 June 2007 and assuming the cash component is reinvested at an interest rate of 6.25% per annum. Also assumes no scale back occurs in the composition of Maximum Securities Consideration and Maximum Preference Shares Consideration. Calculation of yields does not consider any CGT that may be payable by Alinta Shareholders. The tax treatment of different components of the illustrative yield will differ and Alinta Shareholders will be subject to CGT on some components of the Scheme Consideration, as discussed in section 14 of Part B of this Booklet.
42 Based on the value of the consideration of $15.91 based on the five business day VWAPs of the Consideration Securities to 27 June 2007, Alinta would have a fully franked yield of 3.1%.

You can elect to maximise the cash, securities or preference shares component of your Share Scheme Consideration

As an alternative to the Default Consideration, Alinta Shareholders[43] have the opportunity to choose to maximise either the BBI EPS (which is expected to provide CGT rollover relief), cash or B&B Fund Securities that they receive.

Under the Share Scheme, you have the option to elect to receive **one** of the following alternatives **in addition to the APA Distribution:**[43]

Option	Outcome	Benefits
Default Consideration	Receive a mixture of cash, B&B Fund Securities and BBI EPS.[44]	Crystallise some capital appreciation in Alinta Shares whilst maintaining ongoing exposure to the energy infrastructure industry and accessing the management expertise of Babcock & Brown.
Maximum Preference Shares Consideration	Receive a larger portion of your Share Scheme Consideration in BBI EPS.	BBI EPS are expected to provide CGT rollover relief until they are sold, redeemed or converted into BBI Stapled Securities. Summary terms of BBI EPS are set out on pages 30 to 31 of Part A of this Booklet and section 6 of Part B of this Booklet.
Maximum Cash Consideration	Receive a larger portion of your Share Scheme Consideration in cash.	Crystallise the capital appreciation in your Alinta Shares. You may elect to have any parcel worth less than $500 (an Unmarketable Parcel) of B&B Fund Securities, BBI EPS or APA sold on your behalf.
Maximum Securities Consideration	Receive a larger portion of your Share Scheme Consideration in B&B Fund Securities.	Maximise the number of securities you receive in the B&B Funds, which are listed on ASX and have a proven track record of performance.
If you are a Small Alinta Shareholder (with 1,000 shares or less), the Cash Out Alternative	You will receive the Default Consideration and your Consideration Securities will be sold on your behalf.	Receive all of your Share Scheme Consideration and the APA Distribution in cash and crystallise the capital appreciation in your Alinta Shares without paying brokerage.[45]

The exact consideration mix that you will receive will depend upon the elections of other Alinta Shareholders. All alternatives will have the same value as at the Record Date.[46]

Note that if you are a Small Alinta Shareholder who elects the Cash Out Alternative, the total cash you receive will depend on the prices at which your Consideration Securities can be sold on your behalf. However, you will not pay any brokerage and you should receive your cash consideration within one month of the Implementation Date.

Further information on these alternatives is provided in section 13.2 of Part B of this Booklet.

Notes:

43 Other than Ineligible Overseas Shareholders who cannot make those elections and NZ Shareholders who cannot elect to maximise BBI EPS.

44 Subject to availability of BBI EPS. NZ Shareholders cannot receive BBI EPS and therefore BBI Stapled Securities will be substituted for BBI EPS.

45 The actual amount of cash you will receive will depend on the price at which your B&B Fund Securities, APA Securities and BBI EPS can be sold on your behalf. As such the value of your total consideration may be more or less than the value you would receive if you did not elect this alternative.

46 The value of the Base Consideration will be determined based on the five Business Day VWAP immediately after the Meeting Date, which covers the days immediately prior to the Record Date on the current timetable. Based on BBI EPS trading at their issue price of $1.00.

You can elect to maximise the number of preference shares you receive, which is expected to maximise your CGT rollover relief

Under the Share Scheme, Alinta Shareholders[47] may receive BBI EPS as part of the Share Scheme Consideration. BBI EPS are new securities that will be issued and are expected to be quoted on ASX.

Alinta Shareholders who receive BBI EPS are expected to obtain CGT rollover relief for that portion of the Share Scheme Consideration, assuming the BBI EPS are held on capital account for tax purposes. Depending on the cost base of your Alinta Shares, obtaining a portion of your consideration in BBI EPS may defer the requirement to pay potentially significant CGT that would otherwise fall due on that portion of your Alinta Shares.

Prior to conversion, BBI EPS do not participate in any increases or decreases in the BBI Stapled Security price.

Before electing to maximise BBI EPS, you should consider the nature and risks of an investment in BBI EPS, which are described on pages 20, 21, 30 and 31 of Part A of this Booklet and section 6 of Part B of this Booklet.

Note:
47 Other than Ineligible Overseas Shareholders and NZ Shareholders.

If the Scheme Proposal is not approved and no alternative proposal emerges, the Alinta Share price may fall

If the Scheme Proposal is not approved by Alinta Shareholders, and no alternative proposal emerges, the Alinta Share price may fall.

You should note that the implied value of the Scheme Proposal represents a significant premium to the pre-MBO Proposal announcement date trading values of Alinta Shares. The 30 business day VWAP prior to 9 January 2007 (the date of the announcement of the potential MBO Proposal) was $10.79.

Alinta Share price performance since 2 January 2006



$18.00
$15.00
$12.00
$9.00
$6.00
$3.00
$0.00
Alinta Share Price
Announcement of potential MBO Proposal (9 January 2007)
2 Jan 06
13 Mar 06
22 May 06
31 Jul 06
9 Oct 06
18 Dec 06
26 Feb 07
7 May 07
27 Jun 07
Value of consideration based on 5 business day VWAPs of Consideration Securities to 27 June 2007: $15.91[1]
30 business day VWAP prior to 9 January 2007: $10.79
Pre AGL asset swap
Post AGL asset swap

Note:

(1) On 21 and 22 June 2007 the B&B Fund Securities traded on a "cum distribution" basis and on 25, 26 and 27 June 2007 the B&B Fund Securities traded on an "ex-distribution" basis. BBI EPS are valued at their issue price of $1.00. No adjustments have been made to the VWAP to take account of the B&B Fund Securities trading "cum distribution" and "ex distribution", during the five business day period as the VWAP reflects the actual VWAP over that period. B&B anticipates that some distribution entitlement will accrue into the B&B Fund Securities prices by the Record Date.

Disadvantages and risks of the Scheme Proposal

The disadvantages and risks of the Scheme Proposal are discussed in detail in sections 5.12, 6.6, 7.12, 8.12 and 12 of Part B of this Booklet. Sections 5.12, 6.6, 7.12 and 8.12 discuss risks specific to the securities discussed in those sections. Section 12 covers risks which arise as a result of the Scheme Proposal and which are common to an investment in the B&B Fund Securities and BBI EPS. In particular, section 12.2 details risks arising from the Scheme Proposal, section 12.3 details risks arising from implementation and the Post-Implementation Transactions, section 12.4 details new or changed risks for Alinta Shareholders as a result of the Scheme Proposal or the Post-Implementation Transactions and section 12.5 discusses general risks relating to an investment in the B&B Funds.

Key disadvantages and risks relating to the Scheme Proposal

Your Board has identified the following key disadvantages and risks in relation to the Scheme Proposal.

> The value of the Share Scheme Consideration and the APA Distribution will fluctuate with the market prices of B&B Fund Securities and APA Securities.

> Depending on their CGT cost base, Alinta Shareholders may be subject to significant CGT. Alinta Shareholders[48] may be able to reduce their CGT liability by electing to receive the Maximum Preference Shares Alternative. While BBI EPS are expected to provide CGT rollover relief, BBI EPS are a fixed income security which may or may not suit individual shareholders' investment objectives. When BBI EPS are sold, redeemed or converted into BBI Stapled Securities, a CGT Event will arise. Further information on BBI EPS is provided on pages 30 and 31 of Part A of this Booklet and section 6 of Part B of this Booklet.

> You may elect to maximise the amount of cash, B&B Fund Securities or BBI EPS.[49] The exact mix of cash and securities you will receive will depend on how you elect to receive your consideration, and the election of other Alinta Shareholders. Therefore, you may not receive a maximum allocation of your preferred form of consideration.

> If you elect the Default Consideration, it will vary from that set out on page 4 of Part A of this Booklet if various adjustments are required as set out in section 13.2 of Part B of this Booklet.

> Alinta Shareholders may receive small parcels of B&B Fund Securities, BBI EPS and APA Securities. Two options exist that may mitigate this disadvantage. Alinta Shareholders electing the Maximum Cash Alternative may elect to have any parcel worth less than $500 (an Unmarketable Parcel) of B&B Fund Securities, BBI EPS or APA sold on their behalf. In addition, prior to 31 January 2008 each of the B&B Funds will offer a facility to Alinta Shareholders to top-up any Unmarketable Parcel of B&B Fund Securities they receive as a result of the Scheme.

> If you are a Small Alinta Shareholder electing the Cash Out Alternative, if you are an Ineligible Overseas Shareholder or if you elect to have an Unmarketable Parcel sold under the Maximum Cash Alternative, the amount of cash you will receive will depend on the price at which your Consideration Securities can be sold on your behalf. As such your total consideration may be more or less than other Consideration Alternatives.

> Alinta Optionholders who did not exercise their Alinta Options and acquire Alinta Shares more than 45 days prior to the Effective Date (not including the date of the acquisition and the Effective Date) will not be entitled to receive the franking credits in respect of the APA Dividend. However, Alinta Optionholders will receive the benefits of participation in a valuation reflecting the acquisition of Alinta and (for those Alinta Optionholders whose Alinta Options have not previously vested) acceleration of vesting.

Notes:

48 Other than Ineligible Overseas Shareholders and NZ Shareholders.

49 Other than Ineligible Overseas Shareholders and, in the case of maximising BBI EPS, NZ Shareholders.

Specific disadvantages and risks relating to B&B Fund Securities and BBI EPS

> If you receive B&B Fund Securities, BBI EPS or APA Securities as part of your consideration, you will be exposed to new, changed and in some cases similar risks from those to which you are currently exposed as an Alinta Shareholder including those considered below:

> An investment in BBI involves many risks that are specifically associated with energy transmission and distribution assets and transport infrastructure, those specifically associated with BBI and those specifically associated with particular assets of BBI. In addition, an investment in BBI involves general risks which relate to all investments in infrastructure assets and to any investment in listed securities. Specific risks that relate to BBI, and which are detailed in section 5.12, are that BBI is currently involved in two potentially material disputes with taxation authorities, construction risk associated with the expansion of the Dalrymple Bay Coal Terminal, potential loss of BBI's investment grade credit rating, restrictions on making distributions if dividends on the BBI EPS are not paid and litigation with regulators in relation to Multinet Gas and DBNGP, interests in which will be acquired by BBI if the Scheme is Implemented. You should read the detail about these risks included in section 5.12.

> An investment in BBI EPS includes general risks associated with investing in securities of this type, risks associated with the terms of BBI EPS and risks associated with BBI's business. Specific risks that relate to the terms of BBI EPS, and which are detailed in section 6.6, are that dividends are discretionary, BBI EPS Holders may not receive the Redemption Amount or any dividends that are due and payable even through the unsecured and subordinated guarantee, the dividend is a floating rate, BBI may enter into new arrangements that affect the ranking of BBI EPS on the winding up of BBI, BBI EPS may be converted, redeemed or resold otherwise than in accordance with the preference of the BBI EPS Holder and certain terms of the BBI EPS may be reset on the Reset Date. You should read the detail about these risks included in section 6.6 and the BBI risks included in section 5.12.

> An investment in BBP involves many risks that are specifically associated with power assets, those specifically associated with BBP and those specifically associated with particular assets of BBP. In addition, an investment in BBP involves general risks which relate to all investments in infrastructure assets and to any investment in listed securities. Specific risks that relate to BBP, and which are detailed in section 7.12, are volatility in market prices of electricity, the availability and performance of its power generation plant and equipment, the potential introduction of a national greenhouse gas emissions trading scheme, BBP's security price may fall when currently escrowed BBP Stapled Securities are released from escrow in December 2007, if BBP acquires all of AlintaAGL it will be exposed to competition in the Western Australian gas and electricity market, risks associated with the Wesfarmers LPG business and risks associated with the Tamar Valley power station, interests in which will be acquired by BBP if the Scheme is Implemented. You should read the detail about these risks included in section 7.12.

> An investment in BBW involves many risks that are specifically associated with wind energy generation, those specifically associated with BBW and those specifically associated with particular assets of BBW. In addition, an investment in BBW involves general risks which relate to all investments in infrastructure assets and to any investment in listed securities. Specific risks that relate to BBW, and which are detailed in section 8.12, are renewal energy regulatory risks, market risk both for electricity and for renewable energy rights, wind variability and delays in the acquisition of wind farms that BBW has contracted to acquire but which are not yet completed. You should read the detail about these risks included in section 8.12.

> Unlike Alinta, the B&B Funds are externally managed. Each fund pays management fees to Babcock & Brown based on its market capitalisation and relative security price performance. Details of the fees for each of these funds are set out in sections 5.11, 7.11 and 8.11 of part B of this Booklet. The external management arrangements may affect the prospects for, and value of, any possible future change of control of these funds.

While your Board acknowledges these disadvantages and risks, it believes the advantages outweigh them and recommends that Alinta Securityholders vote in favour of the Scheme Proposal, in the absence of a superior proposal and provided the Independent Expert continues to conclude that the Scheme Proposal is in the best interests of Alinta Securityholders.

Further detail in relation to the disadvantages and risks of the Scheme Proposal, including new and changed risks specific to an investment in each of the B&B Funds, BBI EPS and APA, risks common to the B&B Funds and APA and an investment in the energy infrastructure industry more generally, are contained in sections 5.12, 6.6, 7.12, 3.12 and 12 of Part B of this Booklet. You should read these sections of Part B of this Booklet.

Form of consideration

The final mix of cash and securities that you will receive for your Alinta Shares under any of the alternatives will depend on the elections of other Alinta Shareholders.

If you elect Default Consideration:

- You will receive the Base Consideration, adjusted as described in section 13.2 of Part B of this Booklet, plus the APA Distribution and franking credits.[50]
- The components of the Base Consideration (before any adjustment) are set out on page 4 of Part A of this Booklet.

If you elect Maximum Preference Shares Consideration:

- The consideration outcome for an Alinta Shareholder electing the Maximum Preference Shares Alternative is dependent on both the elections of other Alinta Shareholders and the number of Alinta Shareholders electing the Maximum Preference Shares Alternative.
- The maximum potential amount of BBI EPS receivable per Alinta Share is equal to the value of the Base Consideration as at the Record Date[51], which based on the five business day VWAPs of the B&B Fund Securities to 27 June 2007 was $14.65[55]. You will also receive the APA Distribution and franking credits.[53]
- The minimum amount of BBI EPS receivable per Alinta Share will depend in part upon the number of Alinta Shareholders on the Alinta Register at the Record Date. Based on the number of Alinta Shareholders on the Alinta Register as at 26 June 2007, the minimum entitlement would have been the lesser of $5,263 or the value of Alinta Shares held by an individual Alinta Shareholder (calculated with reference to the Share Scheme Consideration) excluding the value of the APA Distribution.
- If BBI EPS is scaled back, you will receive the remainder of your consideration in B&B Fund Securities and cash.
- In each case you will also receive the APA Distribution and franking credits.[53]

If you elect Maximum Cash Consideration:

- The maximum amount of cash you will receive will be equal to the value of the Base Consideration on the Record Date.[51] Depending on elections for this alternative, the amount of cash you receive may be scaled back.
- Based on the five business day VWAPs of the Consideration Securities to 27 June 2007, you would receive between $8.925 and $14.65 per Alinta Share in cash and, if the Cash Component is scaled back, the remainder in B&B Fund Securities and, subject to availability, BBI EPS.[52] You will also receive the APA Distribution and franking credits.[50]

Maximum Cash Consideration – Range of Consideration Outcomes (based on 5 business day VWAPs to 27 June 2007 and excluding franking credits)[55]



$18.00
$15.00
$12.00
$9.00
$6.00
$3.00
$0.00
$ per Alinta Share
Total = $15.91
Total = $15.91
$8.925
$14.65
APA Securities
B&B Fund Securities and BBI EPS
Cash
Full cash scale back
No cash scale back

Notes:

50 Your ability to use the franking credits will be subject to satisfying certain "holding period" rules. You should refer to section 14.2 of Part B of this Booklet for further details.

51 The value of the Base Consideration will be determined based on the five Business Day VWAPs immediately after the Meeting Date, which covers the days immediately prior to the Record Date, based on the current timetable. Based on BBI EPS trading at their issue price of $1.00.

52 Except NZ Shareholders, who will receive BBI Stapled Securities instead of BBI EPS. On 21 and 22 June 2007 the B&B Fund Securities traded on a "cum distribution" basis and on 25, 26 and 27 June 2007 the B&B Fund Securities traded on an "ex-distribution" basis. BBI EPS are valued at their issue price of $1.00. No adjustments have been made to the VWAP to take account of the B&B Fund Securities trading "cum distribution" and "ex distribution", during the five business day period as the VWAP reflects the actual VWAP over that period. B&B anticipates that some distribution entitlement will accrue into the B&B Fund Securities prices by the Record Date.

53 Your ability to use the franking credits will be subject to satisfying certain "holding period" rules. You should refer to section 14.2 of Part B of this Booklet for further details.

> If, as a result of the election, you receive any individual parcel of B&B Fund Securities, BBI EPS or APA Securities which has a value of less than $500, you can further elect to have those securities sold on your behalf for cash, free of any brokerage costs.

If you elect Maximum Securities Consideration:

> The maximum value of B&B Fund Securities you will receive will be equal to the value of the Base Consideration on the Record Date.[54] Depending on elections for this alternative, the number of B&B Fund Securities you receive may be scaled back.

> Based on the five business day VWAPs to 27 June 2007, you would receive between $4.13 and $14.65 per Alinta Share in B&B Fund Securities and, if the B&B Fund Securities Component is scaled back, the remainder in cash and, subject to availability, BBI EPS.[55] You will also receive the APA Distribution and franking credits.[56]

> Babcock & Brown has confirmed that it will elect the Maximum Securities Alternative in respect of its 2.7% shareholding in Alinta. (As explained in section 4.3(g) these shares form a separate class for the purposes of the Share Scheme and as such B&B will give its consent to the Share Scheme separately from other Alinta Shareholders. B&B intends to vote its Shares at the General Meeting in favour of the Capital Reduction.)

If you are an Ineligible Overseas Shareholder:

> You will be allocated the APA Distribution and the Default Consideration with BBI Stapled Securities instead of BBI EPS.[57] The Consideration Securities you would otherwise receive will be sold on your behalf. You will receive the Cash Component of the Default Consideration and the proceeds of sale (after costs) of the Consideration Securities, with BBI Stapled Securities sold instead of BBI EPS.

Alinta Shareholders may also sell their Alinta Shares on market any time before 20 August 2007 and receive cash to the value of the market price for Alinta Shares at that time less any brokerage payable. The market price of Alinta shares may differ from the implied value of the consideration.

Further information on the Share Scheme Consideration is provided in section 13.2 of Part B of this Booklet.

Maximum Securities Consideration – Range of Consideration Outcomes (based on 5 business day VWAPs to 27 June 2007 and excluding franking credits)[55]



$18.00
$15.00
$12.00
$9.00
$6.00
$3.00
$0.00
$ per Alinta Share
Total = $15.91
Total = $15.91
$4.13
$14.65
APA Securities
Cash and BBI EPS
B&B Fund Securities
Full scale back of B&B Fund Securities
No scale back of B&B Fund Securities

Notes:

54 The value of the Base Consideration will be determined based on the five business day VWAP immediately after the Meeting Date, which covers the days immediately prior to the Record Date, on the current timetable. Based on BBI EPS trading at their issue price of $1.00.

55 On 21 and 22 June 2007 the B&B Fund Securities traded on a "cum distribution" basis and on 25, 26 and 27 June 2007 the B&B Fund Securities traded on an "ex-distribution" basis. BBI EPS are valued at their issue price of $1.00. No adjustments have been made to the VWAP to take account of the B&B Fund Securities trading "cum distribution" and "ex distribution", during the five business day period as the VWAP reflects the actual VWAP over that period. B&B anticipates that some distribution entitlement will accrue into the B&B Fund Securities prices by the Record Date.

56 Your ability to use the franking credits will be subject to satisfying certain "holding period" rules. You should refer to section 14.2 of Part B of this Booklet for further details.

57 Ineligible Overseas Shareholders will have the same value of BBI Stapled Securities (based on the VWAP over the five business days immediately after the Meeting Date) allocated as the value of BBI EPS (based on the issue price of $1.00). See section 13.2(j) of Part B of this Booklet for further information.

The Consortium's intentions for the Alinta Assets

Since the listing of Alinta's Predecessor in 2000, Alinta has progressed from a Western Australian gas distributor and retailer to the largest listed energy infrastructure company in Australia.

Alinta's business consists of interests in:

> gas transmission pipelines;
> electricity and gas distribution networks;
> power generation;
> management of infrastructure assets for Alinta and third parties;
> electricity and gas retail;
> energy development; and
> wholesale energy trading and marketing.

If the Scheme Proposal is Implemented, Alinta's existing assets will be restructured and apportioned amongst the B&B Funds and SPI as follows:

BABCOCK & BROWN INFRASTRUCTURE

- Multinet Gas (20.1%)
- Tasmanian Gas Pipeline
- AlintaGas Network (74.1%)
- Dampier-Bunbury Natural Gas Pipeline (17%)[58]
- Western Australia operations and maintenance business (excluding the Parmelia Pipeline)

BABCOCK & BROWN POWER

- Port Hedland Power Station
- Newman Power Station
- Glenbrook Power Station
- Bairnsdale Power Station
- Cawse Cogeneration
- Wesfarmers LPG
- AlintaAGL (67%)[59]
- Goldfield Gas Pipeline (11.8%)
- Tamar Power Project
- Wholesale energy trading and marketing (AEATM)[60]

BABCOCK & BROWN WIND PARTNERS

- $211 million from the proceeds of the sale of the Wattle Point Assets

SINGAPORE POWER INTERNATIONAL

- Alinta Victorian Electricity Network
- NSW Gas Network
- United Energy Distribution Network (34.1%)
- Eastern Gas Pipeline
- Queensland Gas Pipeline
- VicHub
- ActewAGL Distribution JV (50%)
- TransACT (7.6%)
- Eastern States Asset Management (and the Parmelia Pipeline)

Babcock & Brown will acquire certain development projects.

Alinta Shareholders who wish to retain exposure to certain Alinta assets have the opportunity to do so by electing an alternative that includes receiving B&B Fund Securities.[61]

Notes:

58 Interest in DBNGP will increase to 20% following agreed capital contributions.

59 The Scheme Proposal will trigger a "Russian Roulette" clause under which options over AlintaAGL are accelerated. This may result in the 67% interest in AlintaAGL being owned by AGL Energy or BBP owning 100% of AlintaAGL.

60 BBP is expected to own AEATM and assume its related assets and liabilities. However, currently the Consortium Parties have not reached final agreement regarding the ownership of AEATM.

61 Other than Ineligible Overseas Shareholders.

Overview of Consideration Securities

Alinta Shareholders will receive APA Securities under the APA Distribution and have the opportunity to receive securities in BBI, BBP and BBW, and BBI EPS, as part of their Share Scheme Consideration.[62]

The information on pages 26 to 35 in respect of Babcock & Brown, BBI (including BBI EPS), BBP and BBW has been provided by Babcock & Brown, BBI, BBP and BBW respectively.[63] Each of BBI, BBP and BBW is managed by Babcock & Brown under long-term management agreements, which are described in section 9 of Part B of this Booklet.

The information on pages 36 and 37 in respect of APA has been compiled by Alinta based solely on public disclosures by APA.[64]

There are risks associated with holding securities generally and specific risks associated with each of BBI, BBI EPS, BBP, BBW and APA. Alinta Shareholders should refer to sections 5.12, 6.6, 7.12, 8.12 and 12 of Part B of this Booklet for a description of some of these risks. Alinta Shareholders should also consider the Independent Expert's assessment of the value of the consideration contained in section 8 of its report, which is included as Annexure G of Part B of this Booklet.

More detailed information on each of the Consideration Securities is provided in sections 5 to 10 of Part B of this Booklet.

Notes:

62 Unless they are an Ineligible Overseas Shareholder or, in the case of BBI EPS, a NZ Shareholder.

63 None of Alinta, each member of the Alinta Group or SPI have verified this information, and each has relied on Babcock & Brown, BBI, BBP and BBW to verify this information and, accordingly, disclaims responsibility and liability for this information.

64 This information has not been independently verified by Alinta. To the maximum extent permitted by law, Alinta does not make any representation or warranty, express or implied, as to the accuracy, currency or completeness of this information.

BABCOCK & BROWN



- Each of the B&B Funds in which you may receive securities has been established by Babcock & Brown.
- Babcock & Brown has a global network of expertise with 29 offices across 18 countries and employs in excess of 390 people in the infrastructure division in 21 of those offices.
- Babcock & Brown's investment and advisory services network is highly experienced in originating, structuring and advising on power generation and infrastructure transactions in Australia and overseas.
- Babcock & Brown has established a specialist funds and asset management platform and had assets and funds under management of $44 billion at 31 December 2006.

Each of the B&B Funds in which you may receive securities pays fees to Babcock & Brown, based on their market capitalisation and their relative stock market performance. Details of the fees for each of these funds are set out in sections 5.11, 7.11 and 8.11 of Part B of this Booklet.


Dublin
London
Luxembourg
Paris
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Munich
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Vancouver
Toronto
Greenwich
New York
Madrid
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San Diego
Dallas
Houston
Dubai
Johannesburg



Recent major principal investments by Babcock & Brown and B&B Funds

Acquisition	BNB Entity	Date	Value	Asset description	Location
Eircom PLC	B&B Capital/ Babcock & Brown	Aug 2006	A$8bn	Completed takeover for eircom Group plc together with the ESOT	Ireland
NRG Flinders	Babcock & Brown	Jun 2006	A$317m	Announced acquisition of NRG Flinders power assets	South Australia
Australian Rail Group	Babcock & Brown	Feb 2006	A$854m	'Below rail' business	Western Australia
PD Ports PLC	B&B Infrastructure	Feb 2006	A$800m	Owns and operates the Ports of Tees and Hartlepool, the second largest port in the UK	United Kingdom
Enersis	Babcock & Brown	Dec 2005	A$662m	Enersis' asset base has 620MW of wind farms and hydro in operation or under construction, as well as other renewable projects	Portugal
Cross Sound Cable	B&B Infrastructure	Dec 2005	A$280m	Cross Sound Cable is a transmission interconnector linking the New England and New York electricity grids	USA
IEG	B&B Infrastructure	May 2005	A$600m	Gas transmission, distribution and supply business	United Kingdom/ Portugal



Tokyo
Hong Kong
Kuala Lumpur
Singapore
Brisbane
Perth
Sydney
Melbourne
Auckland

BABCOCK & BROWN INFRASTRUCTURE

Business description

BBI was established to invest in quality infrastructure assets. It listed on the Australian Stock Exchange as Prime Infrastructure in June 2002 and has grown rapidly from its initial investment in the Dalrymple Bay Coal Terminal. Since listing it has accumulated a portfolio of interests in eight infrastructure assets across two core asset classes, Transport Infrastructure and Energy Transmission and Distribution. These assets span nine countries in Australasia, Europe and North America.

BBI has developed into a diversified infrastructure fund with quality assets, strong distributions from operating cash flows and significant potential for future growth. In the approximately five years since listing in June 2002, BBI has delivered a total securityholder return of 213% to 27 June 2007.[65] Over the period 2003 to 2007, BBI's distributions per security have grown at a CAGR of 8.1%.

Post-Implementation and based on closing prices on 27 June 2007, BBI would have had a market capitalisation of approximately $3.8 billion and would have ranked 76th out of companies included in the All Ordinaries Index at that date.

Based on its closing price on 27 June 2007 and BBI's distribution guidance, BBI was trading on a fully tax deferred yield of 8.8% for the 2008 financial year.

BBI is targeting a 6.0% CAGR in distributions per BBI Stapled Security over the period 2007 to 2009. The chart below sets out BBI's historical distributions per stapled security, as well as BBI's guidance in respect of the 2007, 2008 and 2009 financial years.[66]

Historical and forecast distributions per BBI Stapled Security



CAGR
(2007F–2009F)
= 6.0%
18.0
15.0
12.0
9.0
6.0
3.0
0.0
Cents per stapled security
10.25
10.50
10.75
13.25
2003
2004
2005
2006
2007 guidance
2008 guidance
2009 guidance
Financial Year
Historical
Guidance

Notes:
65 Based on issue price and therefore includes any IPO discount or premium.
66 Further details of the forecasts and relevant assumptions are provided in section 5 of Part E of this Booklet.

Investment portfolio

BBI's investment portfolio, including the Alinta Assets it will acquire upon Implementation of the Scheme Proposal, is summarised below.

Further information on BBI is provided in section 5 of Part B of this Booklet.



Cross Sound Cable (100%)
IEG (100%)
PD Ports (100%)
WCT (51%)
IPS (51%)
WestNet Rail (51%)
DBCT (100%)
Powerco (100%)
BBI existing assets
BBI Alinta Assets



Growth opportunities

BBI Exchangeable Preference Shares

- BBI EPS are new exchangeable preference shares which will trade on ASX.[67]
- BBI EPS are expected to provide you with CGT rollover relief in respect of the portion of your Alinta Shares for which you receive BBI EPS.
- Distributions on BBI EPS will be based on the 90 day bank bill swap rate at the commencement of each quarter (being 1 July, 1 October, 1 January, 1 April) plus an initial 1.15% margin, which as at 27 June 2007 would have equated to a total rate of 7.57%.[68] These distributions will be unfranked.
- BBI EPS include a 3.75% cash redemption discount which, when combined with the 1.15% margin, provides an effective margin equivalent of 1.81%.[69]
- BBI EPS have a 60-year final maturity but have terms that will be reset periodically, the first reset date being 1 July 2012. On the first reset date BBI may:
  - redeem the BBI EPS for cash of $1.039 per BBI EPS plus any outstanding dividends;
  - convert the BBI EPS into BBI Stapled Securities at a 7.5% discount; or
  - reset the terms of BBI EPS, which may be more or less attractive than the current terms. If holders of BBI EPS do not wish to accept the reset terms they can lodge an exchange notice in which case BBI may, at its election:
    - convert the BBI EPS into BBI Stapled Securities at a discount of 7.5% upon conversion;
    - redeem the BBI EPS for cash of $1.039 per BBI EPS plus any outstanding dividends; or
    - resell the BBI EPS to third party investors and pay you cash consideration of $1.039 for each BBI EPS plus any outstanding dividends.
- A CGT Event will arise on the conversion, redemption or sale of BBI EPS as outlined above. In the event that BBI elects to reset the BBI EPS terms and holders accept the reset terms, further CGT rollover relief may be available.
- The issuer of BBI EPS is BBI EPS Limited, a subsidiary of BBIL, and the obligations of BBI EPS Limited under the terms of the BBI EPS will be supported by a subordinated guarantee from BBI.





Notes:

67 Subject to the BBI EPS Issuer being admitted to the official list of ASX and quotation of the BBI EPS. You should refer to section 6 of Part B of this Booklet for further details.

68 Based on the 90 day BBSW (as defined in the Terms of BBI EPS in Annexure H of Part B of this Booklet) closing rate on 27 June 2007 of 6.423%.

69 BBI may elect to convert the BBI EPS into BBI Stapled Securities at a 7.5% discount to the 20 business day VWAP which, if ascribed 100% value, would equate to an effective margin equivalent of 2.50%.

> Alinta Shareholders should note that:
> - Prior to conversion, BBI EPS do not participate in any increases or decreases in the BBI Stapled Security price.
> - Upon sale, redemption or conversion of the BBI EPS a CGT Event will occur.
> - Distributions may be deferred on either an optional or mandatory basis. However, upon deferral BBI must not pay any distributions on any BBI Stapled Securities or reduce, cancel, buy-back or acquire for any consideration any BBI Stapled Securities or distribute any assets to BBI Stapled Securityholders otherwise than at such asset's reasonable market value.
> - BBI EPS are subordinated securities and rank only ahead of BBI Stapled Securities and ordinary shares of the issuer, equally with BBI NZ SPARCS and behind all creditors of BBI.
> - BBI has certain, limited rights to redeem the BBI EPS ahead of the first reset date; however, this will be performed with either a cash redemption discount of 3.75% or a BBI Stapled Security conversion discount of 7.5%.

Further information on BBI EPS is provided in section 6 of Part B of this Booklet





BABCOCK & BROWN POWER

Business description

BBP has interests in seven operating power stations and one power station under construction in Australia, with a combined total generation capacity of 2,900 MW. This portfolio of power stations provides a mixture of long-term contracted cash flows and revenues linked to wholesale electricity prices, including short-term hedging contracts.

Post-Implementation and based on closing prices on 27 June 2007, BBP would have had a market capitalisation of approximately $2.4 billion and would have ranked 112th out of companies included in the All Ordinaries Index at that date.

In the approximate six months since listing on ASX in December 2006, BBP delivered a total securityholder return of 41% to 27 June 2007.[70] BBP's security price has increased strongly since listing in December 2006, in part reflecting BBP's exposure to the National Electricity Market (NEM). Electricity prices in the NEM have increased significantly in recent months, in part due to reduced generating capacity of hydroelectric generators as a result of drought conditions in eastern Australia.

Based on its closing price on 27 June 2007, BBP was trading on a forecast distribution yield of 7.7% for the 2008 financial year.

BBP's distribution guidance for 2007 and 2008 is set out in the chart below. Note that as BBP listed in December 2006, only one distribution is payable in respect of the 2007 financial year.[71]

Investment portfolio

BBP's investment portfolio, including the Alinta Assets it will acquire upon Implementation of the Scheme Proposal, is summarised on page 33.

The BBP Alinta Assets will enhance BBP's diversity of assets by adding further gas-fired power stations and cogeneration plants. BBP and Alinta currently have large gas-fired generating portfolios and combining them will substantially increase the scale of BBP and the geographic coverage of BBP's portfolio. The AlintaAGL[72] business provides the potential to acquire a significant retail position in the Western Australian market. This retail exposure can underpin the development of new generation capacity in Western Australia.

Forecast distributions per BBP Stapled Security



28.0
24.0
20.0
16.0
12.0
8.0
4.0
0.0
Cents per Stapled Security
2007 guidance (half year)
2008 guidance (full year)
Financial Year

Notes:
70 Based on issue price and therefore includes any IPO premium.
71 Further details of the forecasts and relevant assumptions are provided in section 7 of Part B of this Booklet.
72 The Scheme Proposal will trigger the "Russian Roulette" clause under which options over AlintaAGL are accelerated. This may result in the 67% interest in AlintaAGL being sold to AGL Energy or BBP owning 100% of AlintaAGL.

Investment portfolio

BBP's investment portfolio, including the Alinta Assets it will acquire upon Implementation of the Scheme Proposal, is summarised below.

Further information on BBP is provided in section 7 of Part B of this Booklet.



Port Hedland Power Station (100%)
Newman Power Station (100%)
WA
Goldfields Gas Pipeline (11.8%)
NewGen Kwinana (70%)
Wesfarmers LPG (100%)
AlintaAGL(2) (67%) including: Pinjarra Cogen Wagerup Cogen
Cawse Cogeneration (100%)
NT
QLD
SA
Flinders (100%)
Braemar (85%)
Oakey (50%)
NSW
Redbank (100%)
AEATM(1) (100%)
VIC
Bairnsdale Power Station (100%)
Ecogen (73%)
Glenbrook Power Station (100%)
Tamar Power Project (100%)
TAS
BBP existing assets
BBP Alinta Assets



Growth opportunities

[illegible]

> [illegible]

> [illegible]

> [illegible]

Notes:

(1) BBP is expected to own AEATM and assume its related assets and liabilities. However, the Consortium Parties have not reached final agreement regarding the ownership of AEATM.

(2) The Scheme Proposal will trigger the "Russian Roulette" clause under which options over AlintaAGL are accelerated. This may result in the 67% interest in AlintaAGL being sold to AGL Energy or BBP owning 100% of AlintaAGL.

Business description

BBW's portfolio consists of interests in 33 wind farms located in five countries.

Post-Implementation and based on closing prices on 27 June 2007, BBW would have had a market capitalisation of approximately $1.5 billion and would have ranked 151st out of companies included in the All Ordinaries Index at that date.

Over the approximately 20 months since listing on ASX in October 2005, BBW has delivered a total securityholder return of 52%.[73]

Based on its closing price on 27 June 2007, BBW was trading on a forecast distribution yield of 7.5% for the 2008 financial year.

The chart below sets out BBW's historical distributions per BBW Stapled Security, as well as BBW's guidance in respect of the 2007 and 2008 financial years.[74]

Historical and forecast distributions per BBW Stapled Security


Growth of 12.0%
(2007–2008)
18.0
15.0
12.0
9.0
6.0
3.0
0.0
Cents per Stapled Security
10.2 cents
Historical
Guidance
2006
2007 guidance
2008 guidance
Financial Year

Notes:
73 Based on issue price and therefore includes any IPO discount.
74 Further details of the forecasts and relevant assumptions are provided in section 8 of Part B of this Booklet.

Investment portfolio

BBW's investment portfolio is summarised below.



Mendota (100%)
OSG (100%)
Cresent Ridge (75%)
USA
Jersey Atlantic (59.3%)
Bear Creek (59.3%)
Allegheny Ridge
Phases I & II (100%)
USA
Fruges I & II (100%)
France
Elfel (100%)
Wachtendonk (99%)
Bocholt-Liedern (99%)
Kaarst (100%)
Germany
USA
Combine Hills (50%)
Buena Vista (100%)
Kumeyaay (100%)
USA
Aragonne (95%)
Caprock (80%)
Sweetwater 1, 2 & 3 (50%)
Blue Canyon (50%)
Spain
Sierra da Lotia (100%)
El Redondal (100%)
El Sardon (100%)
Sierra del Trigo (100%)
La Plata (100%)
La Muela Norte (100%)
Monte Sexo (100%)
Serra do Cando (100%)
Australia
Alinta Windfarm (100%)
Lake Bonney 1 & 2 (100%)



Growth opportunities

[illegible]

> [illegible]

> [illegible]

> [illegible]

APA Group

Business description

APA is an ASX listed entity with a market capitalisation as at 27 June 2007 of approximately $1.8 billion. Alinta is currently the largest single securityholder in APA with an interest of approximately 35%. For further information about the manner in which Alinta will dispose of this 35% interest (and any risks) see sections 10.3, 10.8, 10.9 and 12.2(a)(vii) of Part B of the Booklet.

APA has interests in gas transmission pipelines, gas distribution networks, gas processing and storage facilities, gas-fired power generation, electricity transmission and asset management.

APA asset locations

Since 2005, APA has been pursuing a strategy to acquire and develop interests in complementary energy infrastructure. This strategy has resulted in a number of recent investments, including the networks business of Origin Energy, the Murraylink and DirectLink electricity transmission assets and the Allgas gas distribution business. APA has stated that it is actively seeking further opportunities for growth in gas transmission pipelines and complementary energy infrastructure that is consistent with its strategy and investment criteria.

APA has delivered growth in distributions per APA Security at a CAGR of 9.2% over the period 2004 to 2007. APA has stated that its primary strategic objective is to grow distributions per APA Security by at least CPI annually.

Historical and forecast distributions per APA Security



30.0
25.0
20.0
15.0
Cents per APA Security
CAGR = 9.2%
(2004-2007)
21.5 cents
22.5 cents
24.0 cents
2004
2005
2006
2007 guidance
Financial Year
Historical
Guidance

APA assets as at April 2007


Darwin
Bonaparte Gas Pipeline Project
Telfer Gas Pipeline
Port Hedland
Telfer
Amadeus Basin to Darwin Pipeline (Amadeus Gas Trust)
Alice Springs
Alice Springs Gas Pipeline (Envestra)
Goldfields Gas Pipeline (APA/Alinta)
Midwest Pipeline (APA/Horizon)
Parmelia Gas Pipeline
Perth
Mondarra Gas Storage Facility
Kalgoorlie to Kambalda Pipeline
X41 Gas-fired power station project
Carpentaria Gas Pipeline
Gladstone to Maryborough Gas Pipeline (Envestra)
Kogan North & Tipton West Gas Processing facilities & Daandine Gas-fired Power Station
Roma to Brisbane Pipeline
Brisbane
Allgas Distribution System
Directlink
Moomba
Moomba to Sydney Pipeline
Central West Pipeline
Sydney
Canberra
MurrayLink
Adelaide
Riverland Pipeline (Envestra)
Melbourne
GasNet Pipeline System
Portland
Port Campbell
Longford
LNG Facility
SEA Gas Pipeline (APA/TRUenergy/International Power)
Envestra Distribution System
Pipelines
Proposed
Electricity Transmission
Envestra Distribution major service area
Gas Processing facilities
Gas Storage facilities

Source: APA's presentation for acquisition of Origin Energy Networks Assets disclosed to ASX on 4 April 2007.

Questions and answers

You should read the "How to Vote" section in Part B of this Booklet for detailed information on the voting procedure.

Question	Answer
What is the Scheme Proposal?	If the Scheme Proposal is approved, a consortium comprising Babcock & Brown, certain B&B Funds, the Bidder and SPI will acquire the entire issued share capital of Alinta.
What is the effect of the Scheme Proposal?	If the Share Scheme and Option Scheme are Implemented, all Alinta Shares will be transferred to the Bidder and all Alinta Options will be cancelled. Alinta Shares will be removed from the official list of ASX. The Bidder intends to allocate Alinta's assets between BBI, BBP, BBW and SPI as set out on page 24 of Part A of this Booklet.
What will I receive for my Alinta Shares?	The Default Consideration for the transfer of each Alinta Share to the Bidder comprises a mixture of cash, BBI EPS[75], BBI Stapled Securities, BBP Stapled Securities and BBW Stapled Securities. You will also receive the APA Distribution[76] and franking credits of $0.40.[77] Alinta Shareholders[78] may elect to maximise the amount of cash, B&B Fund Securities or BBI EPS they receive. The exact mix of cash and securities you will receive will depend on how you elect to receive your consideration, and the election of other Alinta Shareholders. These Consideration Alternatives are discussed in detail in section 13.2 of Part B of this Booklet.
What will I receive for my Alinta Options?	If the Option Scheme becomes Effective and you are an Alinta Optionholder, your Alinta Options will be cancelled and you will receive cash equal to the value of the Share Scheme Consideration received by Alinta Shareholders (excluding franking credits) at the Record Date[79] plus the value of the APA Distribution[80] at the Record Date less the exercise price of each Alinta Option.
What are BBI EPS?	BBI EPS are new exchangeable preference shares which are expected to trade on ASX and pay deferrable distributions based on the 90 day bank bill swap rate plus a 1.15% margin until the first reset date on 1 July 2012. These distributions will be unfranked. These shares will be able to be exchanged into BBI Stapled Securities at the issuer's election on specified dates in the future, the first of which will be 1 July 2012 and conversion will occur at a 7.5% discount. The issuer may alternatively elect to redeem the BBI EPS for cash or resell the BBI EPS to third party investors as outlined on pages 30 to 31 of Part A of this Booklet. Prior to conversion, BBI EPS do not participate in any increases or decreases in the BBI Stapled Security price. BBI EPS are expected to provide you with CGT rollover relief in respect of the portion of your Alinta Shares for which you receive BBI EPS, until such time that they are sold, redeemed or converted into BBI Stapled Securities. Before electing to maximise BBI EPS, you should consider the nature and risks of an investment in BBI EPS, which are described on pages 20, 21, 30 and 31 of Part A of this Booklet and section 6 of Part B of this Booklet.

Notes:

75 Subject to availability of BBI EPS. In the case of NZ Shareholders and Ineligible Overseas Shareholders, BBI Stapled Securities will be substituted for BBI EPS in what is received or (in the case of Ineligible Overseas Shareholders) sold.

76 Ineligible Overseas Shareholders will receive the proceeds of sale of any APA Securities they would otherwise receive under the APA Distribution.

77 Your ability to use the franking credits will be subject to satisfying certain "holding period" rules. You should refer to section 14.2 of Part B of this Booklet for further details.

78 Other than Ineligible Overseas Shareholders who cannot make these elections or NZ Shareholders who cannot elect to maximise BBI EPS.

79 The value of the Share Scheme Consideration will be determined based on the value of the Base Consideration on the five Business Days VWAP immediately after the Meeting Date, which covers the days immediately prior to the Record Date on the current timetable. Based on BBI EPS trading at their issue price of $1.00.

80 Any Transaction Dividend or capital reduction that was deducted from the Base Consideration or APA Distribution will be added back to it.

Question	Answer
Why will I not receive CGT rollover relief on any B&B Fund Securities and APA Securities I receive?	You are not eligible to receive CGT rollover relief on any B&B Fund Securities received as the B&B Funds are not part of the same 100% owned group as the Bidder, ES&L Pty Limited. You are only eligible to receive CGT rollover relief to the extent you receive BBI EPS, as BBI EPS Limited (the issuer of BBI EPS) owns 100% of the Bidder. You can maximise the availability of CGT rollover relief if you elect for the Maximum Preference Shares Alternative.[B1] The distribution of the APA Securities is an in-specie distribution and is in addition to (and not part of) the Share Scheme Consideration to be provided to Alinta Shareholders. The APA Distribution is a dividend (expected to be $0.93 per share) and capital return. You will not receive CGT rollover relief for the APA Distribution. Further details on the tax implications of participating in the Share Scheme and the APA Distribution is provided in section 14 of Part B of this Booklet.
Is there an alternative under which I can receive 100% CGT rollover relief?	BBI EPS are expected to provide CGT rollover relief. You can maximise the number of BBI EPS you receive by electing the Maximum Preference Shares Alternative.[B1] If there are sufficient BBI EPS available, you will receive CGT rollover relief on all of the Share Scheme Consideration. You will not receive CGT rollover relief on the APA Distribution or the B&B Fund Securities. The Australian Tax Office class ruling is currently in process. The availability of CGT rollover relief will be published on www.babcockbrown.com BBI EPS are fixed income securities that do not participate in any increases or decreases in the price of BBI Stapled Securities. Upon sale, redemption or conversion into BBI Stapled Securities, the tax deferral from the previously claimed CGT rollover relief will cease to apply.
Can I receive all cash instead of receiving small parcels of securities?	Alinta Shareholders who hold 1,000 shares or less may elect under the Cash Out Alternative to receive all cash in exchange for their Alinta Shares. This is effected via a sale of the Consideration Securities that you would otherwise receive under the Default Consideration and the APA Distribution. You will still receive $0.40 of franking credits.[B2] If you elect the Maximum Cash Alternative, you may further elect to have any Unmarketable Parcels of B&B Fund Securities, BBI EPS or APA Securities sold on your behalf for cash. However, unlike the Cash Out Alternative, these elections will not guarantee that you receive all cash. You will not set the price at which securities are sold under the Cash Out Facility but you will not pay any brokerage for these sales. The amount of cash received under the Cash Out Facility may differ from the aggregate value of the Share Scheme Consideration and the APA Distribution, as it depends on the prices at which your Consideration Securities can be sold on your behalf.

Notes:

B1 This alternative is not available to Ineligible Overseas Shareholders or NZ Shareholders.

B2 Your ability to use the franking credits will be subject to satisfying certain "holding period" rules. You should refer to section 14.2 of Part B of this Booklet for further details.

Questions and answers continued

Question	Answer
Can I receive all cash if I hold greater than 1,000 shares?	The Maximum Cash Alternative allows you to receive more cash and fewer B&B Fund Securities and BBI EPS relative to the Default Consideration. You will still receive the APA Distribution. The maximum amount of cash you can receive (assuming no scale back and no sale of Unmarketable Parcels) is equal to the value of the Base Consideration on the Record Date.[83] The exact mix of cash and securities you receive will depend on the number of Alinta Shareholders electing each alternative. If you elect the Maximum Cash Alternative, you may further elect to have any Unmarketable Parcels of B&B Fund Securities, BBI EPS or APA Securities sold on your behalf for cash. However, these elections will not guarantee that you receive all cash.
What if I don't make an election as to the form in which I will receive the consideration?	If the Scheme Proposal is implemented and you are an Alinta Shareholder and you do not make an election in relation to the form of Share Scheme Consideration, you will receive the Default Consideration, plus the APA Distribution and franking credits.[84,85]
What will I receive if I elect Default Consideration?	You will receive the Base Consideration, adjusted as described in section 13.2 of Part B of this Booklet, plus the APA Distribution and franking credits.[85]
What vote is required to approve the Schemes?	For the Share Scheme to proceed, votes "in favour" must be received from: > a majority in number of Alinta Shareholders who vote at the Share Scheme Meeting (in person or by proxy); and > Alinta Shareholders representing at least 75% of the total number of votes (in person or by proxy) cast by Alinta Shareholders on the resolution to approve the Share Scheme.[86] For the Share Scheme to proceed, the Capital Reduction in relation to the APA Distribution must also be approved by a majority of the votes cast on the resolution at the General Meeting. For the Option Scheme to proceed: > votes "in favour" must be received from a majority in number of Alinta Optionholders who vote at the Option Scheme Meeting (in person or by proxy); and > the debts and claims against Alinta of that majority must amount in aggregate to at least 75% of the debts and claims of Alinta Optionholders who vote at the Option Scheme Meeting (in person or by proxy), where claims are represented by the value of the Alinta Options.[87]

Notes:

83 This does not include the value of the APA Distribution under which you may receive APA Securities. The value of the Base Consideration will be determined based on the five Business Day VWAPs immediately after the Meeting Date, which covers the days immediately prior to the Record Date on the current timetable.

84 See section 13.2 of Part B of this Booklet in relation to special arrangements applying to Ineligible Overseas Shareholders and NZ Shareholders.

85 Your ability to use the franking credits will be subject to satisfying certain "holding period" rules. You should refer to section 14.2 of Part B of this Booklet for further details.

86 For this purpose, Alinta Shares held by Babcock & Brown will be treated as a separate class, as explained in section 4.3(g) of Part B of this Booklet.

87 The value of the Alinta Options for this purpose is explained in section 13.4(c) of Part B of this Booklet.

Question	Answer
How do I vote?	Further information regarding how to vote is set out on pages 8 and 9 of Part B of this Booklet.
Where do I return my proxy?	Your proxy forms must be: **sent to:** Computershare Investor Services Pty Ltd GPO Box 242 Melbourne Vic 8060 Australia or **hand delivered to:** Computershare Investor Services Pty Ltd Level 2, 45 St Georges Terrace Perth WA 6000 Australia or **faxed to:** +61 3 9473 2013 or **submitted via online proxy:** www.computershare.com/au/proxy/aan
What does your Board recommend?	The Alinta Directors unanimously recommend that you vote in favour of the Scheme Proposal, in the absence of a superior proposal and provided that the Independent Expert continues to conclude that the Scheme Proposal is in the best interests of the Alinta Securityholders.
What is the opinion of the Independent Expert?	The Independent Expert has considered the Scheme Proposal and has concluded that the Scheme Proposal is in the best interests of Alinta Securityholders.[88] The Independent Expert's Report is set out in full at Annexure G in Part B of this Booklet.
What are the benefits of the Scheme?	There are a number of benefits for Alinta Shareholders resulting from the Scheme Proposal, including: > the Scheme Proposal values your Alinta Shares at a significant premium to the trading prices of Alinta Shares prior to the MBO Proposal announcement; > the value of the consideration is attractive relative to most other recent energy infrastructure transactions; > you have the opportunity to receive securities in Babcock & Brown managed infrastructure entities that are listed on ASX and have a proven track record of performance;[89] > you can elect to maximise the cash, securities or preference shares component of your Share Scheme Consideration;[90] and > you can elect to maximise the number of preference shares you receive, which is expected to maximise your CGT rollover relief.[91]

Notes:

88 Grant Samuel has concluded that the Share Scheme is in the best interests of Alinta Shareholders and that the Option Scheme is in the best interests of Alinta Optionholders. The full Independent Expert's Report is provided as *Annexure G of Part B of this Booklet.*

89 Unless you are an Ineligible Overseas Shareholder.

90 Other than Ineligible Overseas Shareholders who cannot make those elections or NZ Shareholders who cannot elect to maximise BBI EPS.

91 Other than Ineligible Overseas Shareholders and NZ Shareholders.

Questions and answers continued

Question	Answer
What are the risks of the Scheme Proposal?	There are a number of risks that may result from the Implementation of the Scheme Proposal (including risks relating to the integration of various Alinta businesses with the businesses of BBI, BBP and BBW) that should be considered when making a decision on how to vote on the Scheme Proposal. While your Board acknowledges these risks, it believes the advantages outweigh these risks. For a detailed discussion of some of these risks, refer to section 12 of Part B of this Booklet.
What other relevant considerations are there?	Other relevant considerations include: > No superior competing proposal has emerged; > Alinta has agreed not to solicit or initiate any discussions with third parties in relation to a competing proposal for Alinta; and > Alinta has agreed to pay a break fee of $59,250,000 in certain circumstances. This break fee represents 0.75% of the value of the Scheme Proposal (as at the date it was announced). Further detail regarding these considerations is set out in section 2.9 of Part B of this Booklet.
When will the Scheme Proposal become Effective?	The Share Scheme will become Effective once: > the Share Scheme is approved by the Alinta Shareholders and the Court; > the Capital Reduction is approved by the Alinta Shareholders; and > a copy of the Court Order approving the Share Scheme is lodged with ASIC. The Option Scheme will become Effective once: > both the Share Scheme and the Option Scheme are approved by Alinta Securityholders and the Court; > the Capital Reduction is approved by Alinta Shareholders; and > copies of the Court Order approving the Option Scheme are lodged with ASIC. The Share Scheme may become Effective even if the Option Scheme does not become Effective. For the Option Scheme to proceed, the Share Scheme must become Effective.
When will I receive the Consideration?	If the Scheme Proposal is Implemented, the Share Scheme Consideration and the APA Distribution and the Option Scheme Consideration will be distributed on the Implementation Date. Ineligible Overseas Shareholders and others participating in the Cash Out Facility should refer to section 13.2(k) of Part B of this Booklet. You may be able to commence trading in B&B Fund Securities and BBI EPS on a deferred settlement basis on 30 August 2007.
Will I be required to pay broker fees or stamp duty?	No. You will not have to pay any brokerage or stamp duty on the transfer of your holding of Alinta Shares or the cancellation of your Alinta Options (as the case may be) upon Implementation of the Schemes. Ineligible Overseas Shareholders (except for Small Alinta Shareholders) will have some brokerage deducted from the proceeds of sale of their Consideration Securities (see section 13.2(j) of Part B of this Booklet).

Question	Answer
When will I receive my BBI EPS, B&B Fund Securities and APA Securities?	If the Share Scheme proceeds, it is expected that you will be registered as the holder of BBI EPS and B&B Fund Securities and APA Securities on the Implementation Date and holding statements will be dispatched as soon as practicable after that, but no later than 7 September 2007 (although this may change).
What distributions am I entitled to receive from the B&B Fund Securities?	Alinta Shareholders who receive B&B Fund Securities issued under the Scheme Proposal will not be able to participate in distributions payable by the B&B Funds respectively for the accounting period ending 30 June 2007 which are expected to be paid in or around September 2007. They will participate in any distributions paid thereafter while they retain the relevant securities. In addition, if the Scheme proceeds Alinta will not pay a dividend in respect of the second half of the 2007 financial year. For further information, please refer to sections 5 to 8 of Part B of this Booklet.
What if I do not want to keep BBI EPS, B&B Fund Securities or APA Securities?	If the Scheme Proposal is approved and you receive Consideration Securities that you do not wish to keep, you can sell any or all of those securities on ASX. If you sell these securities on ASX, you may need to pay transaction costs on the sale (such as brokerage). If you are a Small Alinta Shareholder (with 1,000 shares or less), you can elect as part of the Share Scheme (use the pink form) to have any Consideration Securities you receive sold on your behalf and the proceeds remitted to you in cash. You will not incur any brokerage costs.
What if I am a foreign shareholder?	Alinta Shareholders whose Registered Address is in any jurisdiction other than Australia and its external territories, or New Zealand, the United Kingdom or Hong Kong, or that are US Shareholders, cannot make an election and will not receive the Consideration Securities which would otherwise be included in the Default Consideration and the APA Distribution. Instead, the Consideration Securities[92] will be issued to a Nominee who will sell the Consideration Securities and return the proceeds of the sale less brokerage and the transaction costs of the sale in cash to those Ineligible Overseas Shareholders. Brokerage will be deducted from any Ineligible Overseas Shareholder who is not a Small Alinta Shareholder. Ineligible Overseas Shareholders should refer to section 13.2(j) of Part B of this Booklet.
What are the tax implications of the Scheme Proposal?	The tax implications of the Scheme Proposal will depend on the specific circumstances of each Alinta Shareholder. In general: > you will be taxed on the dividend component of the APA Distribution; > you may be able to use the franking credits attached to the dividend to reduce the tax paid on the dividend; > the capital return component of the APA Distribution should reduce the cost base of your Alinta Shares. A capital gain will arise if the capital return is more than your cost base; and > you will only be eligible for CGT rollover relief under the Share Scheme to the extent you receive BBI EPS as consideration. You will otherwise be subject to CGT on the sale of your Alinta Shares to the Bidder. Please refer to section 14 of Part B of this Booklet for further detail on the tax implications of the Scheme Proposal.

Note:
92 Subject to substituting an equal value of BBI Stapled Securities for any BBI EPS.

Questions and answers continued

Question	Answer
What will happen if the Scheme Proposal does not proceed?	If the Scheme Proposal does not proceed, the Bidder will not acquire Alinta by means of the Scheme Proposal. Alinta Shareholders will retain their Alinta Shares and Alinta Optionholders will retain their Alinta Options unless they dispose of them otherwise. The Capital Reduction will not proceed. Transaction costs will be payable by Alinta in connection with the Scheme Proposal. If no Competing Proposal emerges, the Alinta Share price may fall. It is likely that Alinta will pursue the Internal Restructure Proposal, or some variant of it. The Internal Restructure Proposal is discussed in section 2.5 of Part B of this Booklet.
What happens if the Share Scheme proceeds but the Option Scheme does not proceed?	If the Option Scheme does not proceed but the Share Scheme does proceed, Alinta Optionholders will retain their Alinta Options. Alinta Options (and any Alinta Shares issued on exercise of the Alinta Options) may be compulsorily acquired by the Bidder. See section 15.4 of Part B of this Booklet.
Why did the Alinta Directors recommend the Scheme proposal and not the MBO Proposal or one of the proposals from the Macquarie Bank Consortium?	The Alinta Directors' reasons for recommending the Scheme Proposal (including their consideration of other alternatives) are set out in detail in section 2 of Part B of this Booklet.
What other information is available?	This Booklet provides detailed information in relation to the Scheme Proposal that all Alinta Securityholders should read. If you have any questions or require further information, you can call the Alinta Information Line on **1800 135 107** (within Australia) or **+61 2 8268 3641** (outside Australia), Monday to Friday between 7.00am and 5.00pm (WST) 9.00am to 7.00pm (AEST). Further information on the Consideration Securities is available on the following websites: BBI: www.bbinfrastructure.com BBP: www.bbpower.com BBW: www.bbwindpartners.com APA: www.pipelinetrust.com.au Alternatively, please contact your legal, financial, taxation or other professional advisor.

VOTE YES

Your Board unanimously recommends that you vote in favour of the Scheme Proposal[92]

Note:

92 In the absence of a superior proposal and provided that the Independent Expert continues to conclude that the Scheme Proposal is in the best interests of Alinta Securityholders.


Alinta

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN DOUBT AS TO HOW TO DEAL WITH IT, YOU SHOULD CONSULT YOUR LEGAL, TAXATION, FINANCIAL OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.

Alinta Scheme Booklet Part B

Alinta

For schemes of arrangement between Alinta Limited (ABN 11 119 985 590) and the holders of ordinary shares in Alinta Limited and the holders of options issued by Alinta Limited and an associated capital reduction in relation to the acquisition of Alinta Limited by ES&L Pty Ltd, a bidding vehicle of a Consortium formed by Babcock & Brown International Pty Ltd and Singapore Power International Pte Ltd.

VOTE YES

Your directors unanimously recommend that you vote in favour of the Scheme Proposal in the absence of a superior proposal and provided that the Independent Expert continues to conclude that the Scheme Proposal is in the best interests of Alinta securityholders

For United Kingdom only:
This Booklet is provided to Alinta Shareholders resident in the United Kingdom in accordance with an exemption to the restriction on financial promotions in section 21 of the Financial Services and Markets Act 2000 (UK), which permits communications relating to the sale of Alinta.

For Hong Kong only:
This Booklet is for the exclusive use of Alinta Shareholders in connection with the Scheme Proposal. Accordingly, this Booklet must not be distributed, published, reproduced or disclosed (in whole or in part) by Alinta Shareholders to any other person in Hong Kong other than in connection with an Alinta Shareholders' consideration of the Scheme Proposal. This Booklet does not constitute an offer or invitation for the subscription, sale or purchase of securities in Hong Kong and shall not form the basis of any contract. The contents of this Booklet have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to its contents. If you are in any doubt about any of the contents of the Booklet, you should obtain independent professional advice.

CARNEGIE, WYLIE & COMPANY

JPMorgan

BLAKE DAWSON WALDRON
LAWYERS

Contents

	Important notice	01
	Important dates	07
	How to vote	08
	How to make an election for Share Scheme Consideration	10
1	Overview of the Scheme Proposal	11
2	Matters relevant to your vote on the Scheme Proposal	19
3	Overview of Alinta	25
4	Overview of Bid Consortium	29
5	Babcock & Brown Infrastructure	37
6	BBI Exchangeable Preference Shares	75
7	Babcock & Brown Power	85
8	Babcock & Brown Wind Partners	123
9	Babcock & Brown's relationship with the B&B Funds	157
10	APA Group	163
11	Alinta Financial Information	173
12	Risks	185
13	Implementation of the Scheme Proposal	197
14	Taxation Implications of the Schemes	209
15	Additional information	235
16	Glossary and interpretation	253
	Annexure A – Schemes of Arrangement	267
	Annexure B – Deed Poll	311
	Annexure C – Notice of Court Ordered Meeting of Members	323
	Annexure D – Notice of General Meeting	325
	Annexure E – Notice of Court Ordered Meeting of Optionholders	327
	Annexure F – Investigating Accountant's Reports	329
	Annexure G – Independent Expert's Report	347
	Annexure H – Terms of BBI EPS	559
	Corporate directory	IBC

Important notice

Purpose of this Booklet

This Booklet is the explanatory statement required to be sent to Alinta Securityholders under Part 5.1 of the Corporations Act in relation to the Schemes. The purpose of this Booklet is to explain the terms of the Schemes and the accompanying Capital Reduction and the manner in which they will be implemented (if approved) and to provide all information that is prescribed or otherwise material to the decision of Alinta Shareholders whether or not to approve the Share Scheme and the Capital Reduction and the decision of Alinta Optionholders whether or not to approve the Option Scheme.

Read entire Booklet

This Booklet is comprised of a separate Part A which provides a summary overview of the Scheme Proposal and this Part B which contains more detailed information.

Alinta Securityholders are encouraged to read both Part A and Part B of this Booklet in their entirety before making a decision on whether or not to vote in favour of the Share Scheme or the Option Scheme or, in the case of Alinta Shareholders, in favour of the Capital Reduction.

Status of Booklet

This Booklet is not a disclosure document required by Chapter 6D of the Corporations Act. Section 708(17) provides that Chapter 6D of the Corporations Act does not apply in relation to arrangements under Part 5.1 of the Corporations Act approved at a meeting held as a result of an order under section 411(1). Similarly, this Booklet is not a product disclosure statement required by Chapter 7.9 of the Corporations Act. ASIC Class Order 07/9 provides that Chapter 7.9 of the Corporations Act does not apply in relation to arrangements under Part 5.1 of the Corporations Act approved at a meeting held as a result of an order under section 411(1).

Instead, shareholders asked to vote on an arrangement at such a meeting must be provided with an explanatory statement as referred to above.

Investment decisions

This Booklet is intended for all Alinta Securityholders collectively and does not take into account the investment objectives, financial situation and particular needs of each Alinta Securityholder or any other particular person. This Booklet does not constitute financial product advice and should not be relied upon as the sole basis for any investment decision in relation to the Scheme Proposal, Alinta Shares, Alinta Options, B&B Fund Securities, BBI EPS or APA Securities. Before making any investment decision in relation to the Schemes, Alinta Shares, Alinta Options, B&B Fund Securities, BBI EPS or APA Securities, you should consider, with or without the assistance of an adviser, whether that decision is appropriate in the light of your particular investment needs, objectives and circumstances. If you are in any doubt about what you should do, you should seek independent financial and taxation advice before making any investment decision in relation to the Schemes, Alinta Shares, Alinta Options, B&B Fund Securities, BBI EPS or APA Securities.

Forward looking statements

Certain statements in this Booklet relate to the future, including forward looking statements relating to the B&B Fund Securities and BBI EPS as set out in sections 5, 6, 7 and 8. Such statements involve known and unknown risks, key considerations, uncertainties, assumptions and other important factors that could cause the actual results, performance or achievements of the B&B Fund Securities, BBI EPS and the APA Securities to be materially different from expected future results, performance or achievements expressed or implied by such statements. These factors include, among other things, general economic conditions (including currency exchange rates and interest rates), the regulatory environment, changes in the industries to which the B&B Fund Securities and the APA Securities are exposed, competitive pressures, selling prices and market demand. Unless otherwise stated, these statements reflect only views held at the date of this Booklet.

None of Alinta, the Bidder or the Consortium Parties, any directors, officers, employees or advisers of those entities nor any other person gives any representation, assurance or guarantee that the events expressed or implied in any forward looking statements in this Booklet will actually occur or that other events will not occur and you are cautioned not to place undue reliance on such forward looking statements.

Subject to any continuing obligations under law or the Listing Rules (and except as noted in section 15.26), Alinta and the Alinta Directors disclaim any obligation or undertaking to disseminate after the date of this Booklet any updates or revisions to any forward looking statements to reflect any change in expectations in relation to those statements or any change in events, conditions or circumstances on which any such statement is based other than to comply with legal obligations or the Listing Rules.

Estimates

All references to estimates and derivations of the same in this Booklet are references to estimates by the person responsible for the relevant statement, unless otherwise indicated. Unless otherwise indicated, these estimates are based on views at the date of this Booklet, and actual facts or outcomes may be materially different from those estimates.

Financial information

Unless otherwise specified, references in this Booklet to the financial results or position of a B&B Fund are to the pro forma and actual financial results or position of that B&B Fund set out in sections 5, 7 or 8 as applicable, which have been prepared on the basis set out in those sections.

The financial material in relation to Alinta included in sections 1.6 and 11 has been prepared from historical information Alinta is an entity to which ASIC class order 98/100 applies. This enables the consolidated entity's accounts to be rounded to the nearest tenth of a million dollars (i.e. to the nearest $100,000). As a result of the presentation of the pro forma financial information and associated analysis in the format necessary for this Booklet, amounts presented may have been rounded differently to previously published data and/or the Investigating Accountant's Report in Annexure F. These differences are immaterial and do not affect the integrity of these pro forma financial statements.

Preparation of, and responsibility for, this Booklet

(a) Preparation by Alinta

Except as outlined below, this Booklet has been prepared by Alinta as at the date of this Booklet and Alinta is responsible for this Booklet.

(b) Bidder Information

The following statements and information in this Booklet have been prepared by the Bidder and provided to Alinta for inclusion in this Booklet to enable this Booklet to comply with all legal requirements under the Corporations Act, the Corporations Regulations and under ASIC Policy Statements 60 and 142:

(i) Part A

> Letter from the Consortium;
> Asset Allocation table contained in the section headed the Consortium's Intentions for the Alinta Assets, together with the sentence immediately preceding that Figure; and
> The following section of the Questions and Answers
  > What is the effect of the Scheme Proposal? (final sentence).

(ii) Part B

> Figure 1.2 (Alinta Asset Allocation table) together with the sentence immediately preceding that Figure;
> section 2.8(c) (Other relevant *considerations for Alinta* Optionholders) (last two sentences only),
> sections 4.1, 4.3(a), 4.3(b), 4.3(c)(i), 4.3(d)(i), 4.3(e) and 4.3(h) (Overview of Bid Consortium);
> section 5.6(e) (second paragraph of Alinta Asset Management (AAM) – 100%);
> section 10.5 (last sentence of paragraph 3 – Divestment constraints);
> section 10.6 (Undertakings by the Consortium Parties);
> section 12.3(b)(v) (last two paragraphs of ACCC Undertakings);
> section 12.3(d) (last two sentences of first paragraph of Technology Risks);
> section 13.2(f) (Conditions Precedent to Implementation of the Share Scheme) (second paragraph only);
> section 13.2(h) (Payment of Share Scheme Consideration and the APA Distribution (except the last two paragraphs which relate to the APA Distribution));
> section 13.2(k) (paragraph 4) (Cash Out Facility);
> section 13.3, last two sentences ("If this circumstance arises, it is the Bidder's current intention to exercise that right.");
> section 15.4 (paragraphs 4 to 9) (Additional Information for Alinta Optionholders),
> section 15.7(a) (Share Scheme Consideration split);
> section 15.8 (Details of Consortium) excluding the final dot point in the first paragraph and the first dot point in the final paragraph (dealing with distribution of APA Securities);
> section 15.9 (Immediately after the Implementation of the *Share Scheme*),
> section 15.10 (Description of loan notes);
> section 15.12(a) and (b) (Material contracts – Consortium arrangements);
> section 15.13 (Consortium acquisitions in the last four months and benefits as it relates to the Bidder);
> section 15.20 (Removal of Alinta from the official list);
> section 15.21(a)(iv) and (v) (Consents to be named);
> section 15.21(b)(iii) (Consents to the inclusion of information);
> section 15.21(c) (Disclaimers of responsibility in respect of the consents referred to above);
> section 15.22 (Disclosure of interests of certain persons, as it relates to the Bidder);
> section 15.24(c) (ACCC undertakings offered by BBI, BBP and SPI);
> section 15.28 (Broker handling fees); and
> defined terms (1) used solely or predominantly in the Bidder Information, or (2) which relate to the Bidder or any of its businesses or assets,

(together referred to as the **Bidder Information**).

The Bidder is responsible for the Bidder Information.

Alinta and each member of the Alinta Group:

> has not verified this Bidder Information;
> has relied on the Bidder to verify this Bidder Information; and
> accordingly, disclaims responsibility and liability for this Bidder Information.

(c) SPI Information

The following statements and information in this Booklet have been prepared by SPI and provided to Alinta for inclusion in this Booklet to enable this Booklet to comply with all legal requirements under the Corporations Act, the Corporations Regulations and under ASIC Policy Statements 60 and 142:

Part A

> Letter from the Consortium – "Who is SPI?" section.

Part B

> How to vote (under the heading "Who is entitled to vote at the Meetings and what is the procedure?"): last paragraph regarding SPI's interest in Alinta Shares;
> section 4.2(a) (Description of SPI);
> section 4.3(c)(ii) (SPI Continuation of business);

- section 4.3(d)(ii) (SPI's current intention in relation to employees of SPI's Alinta Assets);
- section 15.7(b) (Singapore Power International's equity funding);
- section 15.13 (Consortium acquisitions in the last few months and benefits – as it relates to SPI);
- section 15.21(b)(vii) (Consent to the inclusion of information);
- section 15.21(c) (Disclaimer of responsibility in respect of SPI only);
- section 15.22 (Disclosure of interests of certain persons, as it relates to SPI); and
- section 15.30(e) (Further information); and
- defined terms (1) used solely or predominantly in the SPI Information, or (2) which relate to SPI, its related bodies corporate or any of its businesses or assets,

(together referred to as the **SPI Information**).

SPI is responsible for this SPI Information. Alinta, each member of the Alinta Group, B&B and any of the B&B Funds:

- have not verified the SPI Information;
- have relied on SPI to verify the SPI Information; and
- accordingly, disclaim responsibility and liability for the SPI Information.

(d) B&B Information

The following statements and information in this Booklet have been prepared by B&B and the B&B Funds and provided to Alinta for inclusion in this Booklet to enable this Booklet to comply with all legal requirements under the Corporations Act, the Corporations Regulations and under ASIC Policy Statements 60 and 142:

(i) Part A

- Summary of key dates (final item as it relates to the despatch of holding statements for B&B Fund Securities and BBI EPS),
- "Value of Consideration" and "What you will receive" (except as it relates to the APA Securities);
- information contained in "Why you should vote to approve the scheme proposal", summary page, item (6) and section headed "6. You have the opportunity to receive securities in Babcock & Brown managed infrastructure entities that are listed on ASX and have a proven track record of performance";
- information contained in section "8. You can elect to maximise the number of preference shares you receive, which is expected to maximise your CGT roll over relief" (second sentence);
- sentence relating to facility for Alinta Shareholders to top-up any unmarketable parcels under the headings "Top-Up Facility" and "Disadvantages and risks of the Scheme Proposal";
- "Disadvantages and risks of the Scheme Proposal" paragraph commencing "If you receive B&B Fund Securities (including the four bullet points) and paragraph commencing "Unlike Alinta...";
- Forms of Consideration (only graphs and sentence that "Babcock & Brown has confirmed that it will elect the Maximum Securities Alternative in respect of its 2.7% shareholding in Alinta");
- Statement "Babcock & Brown will acquire certain development projects" under the heading "The Consortium's intentions for the Alinta Assets";
- information contained in the section "Overview of Consideration Securities" as it relates to BBI, BBP, BBW, BBI EPS and B&B (and excluding the first and third paragraphs and the location of assets maps relating to the BBI Alinta Assets and the BBP Alinta Assets only).
- The following sections of the Questions and Answers:
  - What are BBI EPS?
  - Why will I not receive CGT roll over relief on any B&B Fund Securities and APA Securities I receive? (part of the second sentence "...as BBI EPS Limited (the issuer of BBI EPS) owns 100% of the Bidder")
  - Is there an alternative under which I can receive 100% CGT roll over relief? (second last and third last sentences)
  - When will I receive the Consideration?
  - Will I be required to pay broker fees or stamp duty?
  - When will I receive my BBI EPS, B&B Fund Securities and APA Securities?
  - What distributions am I entitled to receive from the B&B Fund Securities?
  - What if I do not want to keep BBI EPS, B&B Fund Securities or APA Securities?
  - What other information is available? (sentence commencing "Further information on the Consideration Securities..." as it relates to BBI, BBP and BBW).

(ii) Part B

- How to vote (under the heading "Who is entitled to vote at the Meetings and what is the procedure?"); statement regarding B&B's current interest in Alinta Shares;
- section 1.1 (sentence that "Alinta Shareholders who trade these securities on ASX on a deferred delivery basis before receiving advice on their final entitlements do so at their own risk");
- section 1.1 (Value of Share Scheme Consideration and APA Distribution);
- "Babcock & Brown will acquire certain development projects" statement after Figure 1.2 (Alinta Asset Allocation Table);
- section 2.7(a)(iv) (Benefits of the Scheme Proposal);
- section 2.8(b) (Benefits, disadvantages and risks of the Scheme Proposal for Alinta Optionholders): statement that the value of the Consideration will fluctuate with B&B Fund Securities' prices;
- section 2.8(c), last two sentences ("If this circumstance arises, it is the Bidder's intention.");
- section 4.2(b) and (c) (Descriptions of B&B and the B&B Funds);
- section 4.3(c)(iii) and (iv) (BBI and BBP Continuation of business);
- section 4.3(d)(iii) and (iv) (BBI's current intentions in relation to employees of BBI Alinta Assets and BBP's current intentions in relation to employees of BBP Alinta Assets),
- section 4.3(f) (in respect of the last two sentences only)–(g) (Wattle Point Assets and B&B's intentions regarding its current holding in Alinta);
- section 5 (except 5.6(a)–(e), 5.6(f) in relation to BBI Alinta Assets and 5.12(e)) (Babcock & Brown Infrastructure);
- section 6 (BBI Exchangeable Preference Shares);

- section 7 (except 7.6(a)-(d) and 7.6(e) in relation to BBP Alinta Assets (other than footnote 59 and 7.12 (e)-(g)) (Babcock & Brown Power);
- section 8 (Babcock & Brown Wind Partners);
- section 9 (Babcock & Brown's relationship with the B&B Funds);
- section 12.2(a)(ii) (Small parcels of B&B Fund Securities, BBI EPS and APA Securities (second and third sentences only));
- section 12.3(b)(v) (ACCC undertakings) (last two paragraphs only);
- section 12.4(c) (Management arrangements with B&B and other related entities),
- section 12.5 (General Risks - B&B Funds);
- section 13.2(a) (Share Scheme Consideration) (paragraphs 2 and 3);
- section 13.2(b) (only five bullet points regarding total available cash, B&B Fund Securities and BBI EPS and sentence that "Alinta Shareholders who trade their securities on a deferred settlement basis before being advised of their final entitlements do so at their own risk");
- section 13.2(e) (paragraph 2) (Approvals required from Share Scheme Participants and the Court);
- section 13.2(l) (Trading of Alinta Shares, B&B Fund Securities, BBI EPS and APA Securities on ASX);
- section 15.7(c) (Historical B&B Funds Stapled Security prices);
- section 15.8 (Details of the Consortium) (final dot point in the first paragraph only);
- section 15.12(c) (Material Contracts - Participation Deed);
- section 15.13 (Consortium acquisitions in the last four months and benefits) as it relates to B&B, BBI, BBP and BBW,
- section 15.14 (Quotation of B&B Stapled Securities and BBI EPS on ASX);
- section 15.16(a)&(b) (ASIC relief: BBI EPS and Cash Out Facility);
- section 15.17(a) (ASX waivers: Listing Rules 10.1 and 11.1);
- section 15.21(a)(vi), (x), (xii)-(xiv) (Consent to be named);
- section 15.21(b)(iv)-(vi) (Consent to the inclusion of information);
- section 15.21(c) (Disclaimer of responsibility in respect of the consents named above);
- section 15.22 (Disclosure of interests of certain persons, as it relates to BBI, BBP, BBW and the BBI EPS Issuer);
- section 15.23 (Disclosure of fees and benefits received by certain persons except paragraphs (a), (d), (e), (f), (h), (m), (n), (o), (p) and (q));
- section 15.24(b) (Restrictions on foreign ownership) and (c) (ACCC undertakings offered by BBI, BBP and SPI) (second last paragraph only);
- section 15.27 (B&B Funds' reporting and disclosure obligations);
- section 15.30(c), (d), (f), (g), (h) and (i) (Further information);
- defined terms (1) used solely or predominantly in the B&B Information or the B&B Forecast Information, or (2) which relate to B&B, the B&B Funds, their related bodies corporate or any of their businesses or assets; and
- Annexure H (Terms of BBI EPS),

(together referred to as the **B&B Information**).

Each of B&B, BBI, BBP, BBW and the BBI EPS Issuer is responsible for the information contained in the B&B Information which relates to it. Alinta, each member of the Alinta Group and SPI:

- have not verified the B&B Information;
- have relied on each of B&B, BBI, BBP, BBW and the BBI EPS Issuer to verify the B&B Information which relates to it; and
- accordingly, disclaim responsibility and liability for the B&B Information.

Each of B&B, BBI, BBP, BBW and the BBI EPS Issuer has only verified the B&B Information which relates to it and accordingly, each disclaims responsibility and liability for any B&B Information which does not relate to it. Information which refers or relates to a "B&B Fund", or securities issued by a "B&B Fund", is to be regarded as relating to each of BBI, BBP and BBW, in the absence of an express statement to the contrary.

Certain statements and information contained in the B&B Information are based on or incorporate information provided by Alinta, namely the descriptions of the Alinta Assets provided to B&B.

Each of B&B, BBI, BBP, BBW and the BBI EPS Issuer disclaim liability for B&B Information to the extent any of it is based on information provided by Alinta referred to above which is misleading and/or deceptive in any material respect (whether by omission or otherwise).

(e) B&B Forecast Information

The B&B Forecast Information, being the forecast financial information in sections 5 and 7, consists of the pro forma and actual forecast financial results for the relevant B&B Funds including the key assumptions on which the forecast results are based.

Each of the relevant B&B Funds is responsible for the B&B Forecast Information and for ensuring that its respective section of the B&B Forecast Information is not misleading or deceptive in any material respect (whether by omission or otherwise) and is responsible for its respective sections of the B&B Forecast Information. Alinta, each member of the Alinta Group and SPI:

- have not verified or audited the B&B Forecast Information;
- have relied on the B&B Funds to verify the B&B Forecast Information; and
- accordingly, disclaim responsibility and liability for the B&B Forecast Information.

In preparing the B&B Forecast Information, BBI and BBP have relied on the following information provided by Alinta:

- Alinta's pro forma balance sheet as at 31 December 2006; and
- Alinta's forecast income statements for the years ending 30 June 2007 and 30 June 2008.

Certain statements and information in section 1.6 of this Booklet are based on or incorporate B&B Forecast Information. Alinta and SPI each disclaims liability for information in this section to the extent any of it is based on B&B Forecast Information which is misleading and/or deceptive in any material respect (whether by omission or otherwise).

(f) Responsibility of the Consortium Parties

Except as stated above in relation to the Bidder Information, SPI Information, B&B Information and the B&B Forecast Information, none of the Bidder or the Consortium Parties or their respective controlled entities nor any of their directors, officers, employees or advisers:

> makes or has authorised the contents of or caused the issue of this Booklet; or

> makes or purports to make any statement in the Booklet or any statement on which a statement in the Booklet is based other than a statement included in the Booklet with the consent of the relevant persons.

Except as noted above in relation to the Bidder Information, SPI Information, B&B Information and the B&B Forecast Information, to the maximum extent permitted by law, the Bidder and each Consortium Party and their respective controlled entities expressly disclaims and takes no responsibility for any part of the Booklet, other than reference to their name, and any statement and report which has been included in the Booklet with their consent.

(g) Investigating Accountant

PricewaterhouseCoopers Securities Limited has prepared the Investigating Accountant's Reports contained in Annexure F to this Booklet. Neither Alinta nor its advisers (other than PricewaterhouseCoopers Securities Limited) takes any responsibility for the Investigating Accountant's Reports.

(h) Independent Expert

Grant Samuel has prepared the Independent Expert's Report contained in Annexure G to this Booklet. Neither Alinta nor its advisers takes any responsibility for the Independent Expert's Report. It is noted, however, that Alinta and the Consortium have provided factual information to the Independent Expert that it has relied on in preparing the Independent Expert's Report.

Ineligible Overseas Shareholders

Ineligible Overseas Shareholders will not be able to receive Consideration Securities pursuant to the Share Scheme. Alinta Shareholders with a registered address outside of the United Kingdom, Hong Kong, New Zealand and Australia and its external territories or who are US Shareholders, should refer to section 13.2(j) of this Booklet.

Alinta Shareholders who are resident for tax purposes outside Australia (including those who hold, or will hold, their Alinta Shares (or securities acquired under the Share Scheme) through a permanent establishment in Australia), should seek specific taxation advice in relation to the Australian and overseas tax consequences of the Share Scheme.

US Shareholders

US Shareholders will be treated as Ineligible Overseas Shareholders.

This Booklet is neither an offer to sell nor a solicitation of an offer to buy securities as such terms are defined under the US Securities Act. The APA Securities to be distributed and the B&B Securities and BBI EPS to be issued under the Share Scheme have not been and will not be registered under the US Securities Act.

None of the SEC, any US state securities commission or any other US regulatory authority has passed comment upon or endorsed the merits of the Proposal or the accuracy, adequacy or completeness of this Booklet. Any representation to the contrary is a criminal offence.

The Share Scheme is subject to disclosure requirements of Australia that are different from those of the United States. Financial statements included in this Booklet, including pro forma historical financial information, have been prepared in accordance with Australian Accounting Standards that may not be comparable to the financial statements of United States companies and may not comply with the SEC's rules and regulations.

The Bidder may purchase Alinta Shares otherwise than under the Scheme, such as in open market or privately negotiated purchases subject to compliance with relevant securities laws.

New Zealand Shareholders

The offer of B&B Fund Securities and the distribution of the APA Securities made under this Booklet may also be made to investors in New Zealand under this Booklet in reliance on an exemption from the *New Zealand Securities Act 1978* (NZ) (namely, the *Securities Act (Overseas Companies) Exemption Notice 2002* (NZ)). This Booklet will be applicable to any offer made to investors in New Zealand. New Zealand Shareholders cannot receive the BBI EPS, and therefore cannot choose the Maximum Preference Shares Consideration (and BBI Stapled Securities will be substituted, if relevant, for any BBI EPS they would otherwise receive under any other Consideration Alternative). The amount of BBI Stapled Securities issued to New Zealand Shareholders to substitute for BBI EPS will be such that the value of affected Consideration Alternatives at the Record Date will be the same for the New Zealand Shareholders as it will be for the other Alinta Shareholders (based on the BBI EPS being valued at their issue price of $1.00 and B&B Fund Securities at the VWAP over the five Business Days immediately following the Meeting Date which covers the days immediately prior to the Record Date on the current timetable).

Important considerations

See section 15.5 for details of the interests of the Alinta Directors and executive officers in relation to the Scheme Proposal.

For a discussion of certain factors that should be considered in deciding whether to approve the Scheme Proposal, see section 2 which includes a discussion of the advantages, disadvantages, risks and other considerations relevant to the Scheme Proposal.

Glossary and interpretation

A number of terms used in this Booklet have special meanings. These are listed in the glossary in section 16 of this Booklet. The opinions and reports reproduced in this Booklet (including the Annexures) each have their own defined terms which are sometimes different from those in the glossary.

Unless otherwise stated, all data contained in charts, graphs and figures is based on information available at the date of this Booklet. All numbers are rounded unless otherwise indicated. In this Booklet, the stated number of securities to be received by Scheme Participants is subject to the effects of rounding. Unless otherwise stated, all references to time are references to WST.

ASIC

A copy of this Booklet has been registered by ASIC for the purposes of section 412(6) of the Corporations Act. Neither ASIC nor its officers take any responsibility for the contents of this Booklet.

Privacy

Alinta may collect, use and disclose personal information in the process of implementing the Scheme Proposal. This information may include the names, contact details and security holdings of Alinta Securityholders and the names of persons appointed by Alinta Securityholders to act as proxy, corporate representative or attorney at the Meetings. The primary purpose of collecting this information is to assist Alinta in the conduct of the Meetings and to enable the Scheme Proposal to be implemented by Alinta in the manner described in this Booklet.

Personal information may be disclosed to Alinta's Share Registry, print and mail service providers, authorised securities brokers, the Consortium Parties and their advisers and related bodies corporate of Alinta and the Consortium Parties.

Alinta Securityholders and other persons whose personal information has been collected by Alinta have the right to access personal information that has been collected. Alinta Securityholders should call the Alinta Information Line on 1800 135 107 (within Australia) or +61 2 8268 3641 (outside Australia) between 7.00am and 5.00pm (WST), 9.00am to 7.00pm (AEST) Monday to Friday, in the first instance, if they wish to request access to that personal information.

The main consequence of not collecting the personal information outlined above would be that Alinta may be hindered in, or prevented from, conducting the Schemes or implementing the Scheme Proposal.

Alinta Securityholders who appoint a named person to act as their proxy, corporate representative or attorney at the Meetings must inform that person of the matters outlined above.

Date of this Booklet

This Booklet is dated 2 July 2007.

Important dates

Event	Time and Date
Time and date by which Alinta Securityholders must lodge proxy form(s) for the Scheme Meetings and the General Meeting if you wish to vote by proxy at any of the Meetings	12.00pm WST (2.00pm AEST) on Monday, 13 August 2007
Time and date for determining eligibility to vote at the Share Scheme Meeting and the General Meeting and the Option Scheme Meeting	5.00pm WST (7.00pm AEST) on Monday, 13 August 2007
Share Scheme Meeting	10.00am WST (12.00pm AEST) on Wednesday, 15 August 2007
General Meeting (to approve Capital Reduction)	Immediately following the Share Scheme Meeting but no earlier than 12.00pm WST (2.00pm AEST) on Wednesday, 15 August 2007
Option Scheme Meeting	Immediately following the General Meeting but no earlier than 12.30pm WST (2.30pm AEST) on Wednesday, 15 August 2007
Court hearing for approval of the Share Scheme and Option Scheme	Friday, 17 August 2007
Effective Date	Friday, 17 August 2007
Last day Alinta Shares trade on ASX with an entitlement to participate in the Share Scheme	Friday, 17 August 2007
Suspension of trading in Alinta Shares	On and from Monday, 20 August 2007
Exercise Deadline – Final deadline for exercising Alinta Options if an Alinta Optionholder wishes to participate in the Share Scheme rather than the Option Scheme	5.00pm WST (7.00pm AEST) on Tuesday, 21 August 2007
Record Date – time and date for determining entitlement to Share Scheme Consideration, Option Scheme Consideration and APA Distribution	5.00pm WST (7.00pm AEST), on Thursday, 23 August 2007
Election Time – time and date by which Alinta Shareholders must lodge the Election Form in order to receive one of the Consideration Alternatives (other than the Default Alternative)	5.00pm WST (7.00pm AEST), on Thursday, 23 August 2007
Commence deferred settlement trading of B&B Fund Securities and BBI EPS	Thursday, 30 August 2007
Implementation Date for Share Scheme and Option Scheme, APA Distribution, transfer of Alinta Shares to Bidder and cancellation of Alinta Options, commencement of dispatch of Share Scheme Consideration and Option Scheme Consideration	Friday, 31 August 2007
Normal trading in B&B Fund Securities and BBI EPS commences	Monday, 3 September 2007
Despatch of holding statements for B&B Fund Securities, BBI EPS and APA Securities	By Friday, 7 September 2007

Note:
Unless otherwise stated, all times referred to in this Booklet are WST. Dates are indicative only. Alinta reserves the right to vary any or all of the times and dates set out above without notifying Alinta Securityholders of these changes. All dates following the Scheme Meetings are subject to Court and ASIC approval.

How to vote

Your vote is important. Please read the following information carefully. It applies to all Alinta Securityholders.

When and where will the Meetings be held?

The Share Scheme Meeting, General Meeting and Option Scheme Meeting will be held in sequence at the Perth Convention Exhibition Centre, Riverside Theatre, 21 Mounts Bay Road, Perth, Western Australia 6000 on 15 August 2007, commencing at 10.00am WST time (12.00pm AEST).

Alinta Shareholders should attend the Share Scheme Meeting, and the General Meeting (to be held immediately after the Share Scheme Meeting), either in person or by proxy, and vote on the resolutions proposed. Alinta Optionholders should attend the Option Scheme Meeting (to be held immediately after the General Meeting) either in person or by proxy, and vote on the resolution proposed.

Annexure C includes the Notice of Court Ordered Meeting of members (i.e. Alinta Shareholders). Annexure D includes the Notice of General Meeting of the Alinta Shareholders. Annexure E includes the Notice of Court Ordered Meeting of Optionholders.

Who should vote at each Meeting?

Alinta Shareholders should vote at the Share Scheme Meeting and the General Meeting. Alinta Optionholders should vote at the Option Scheme Meeting.

What are the forms that I have received?

The following three forms are for use by Alinta Shareholders:

> the blue form is the proxy form for use at the Share Scheme Meeting,

> the green form is the proxy form for use at the General Meeting, and

> the pink form is an Election Form which should be used to elect your preferred Consideration Alternative. Further information about how to make an election is given in the section "How to make an election for Share Scheme Consideration", on page 10.

One form is for use by the Alinta Optionholders:

> the yellow form is the proxy form for use at the Option Scheme Meeting.

Who is entitled to vote at the Meetings and what is the procedure?

While voting is not compulsory, the Alinta Directors urge all Alinta Securityholders to attend the relevant meetings, either in person or by proxy, and vote on the resolutions proposed. If you are registered on the Alinta Register as an Alinta Shareholder at 5.00pm WST (7.00pm AEST) on 13 August 2007 you will be entitled to vote at the Share Scheme Meeting and General Meeting.

If you are registered on the Alinta Register as an Alinta Optionholder at 5.00pm WST (7.00pm AEST) on 13 August 2007, you may vote at the Option Scheme Meeting in person, by attorney or by proxy.

Registrable transmission applications or transfers registered after this time will be disregarded in determining entitlements to vote at the Meetings.

In the case of Alinta Shares held by joint holders, only one of the joint Alinta Shareholders is entitled to vote. If more than one Alinta Shareholder votes in respect of jointly held Alinta Shares, only the vote of the Alinta Shareholder whose name appears first in the Register will be counted.

Of the 495,218,848 Alinta Shares on issue, B&B currently has an interest in 13,361,992 Alinta Shares which represents a 2.7% Shareholding in Alinta. These shares form a different class for the purpose of the Share Scheme and, as such, consent to the Share Scheme will be given separately from other Alinta Shareholders and these shares will not be voted at the Share Scheme Meeting. Further details regarding B&B's intentions in respect of its holding in Alinta are set out in section 4.3(g).

SPI has no current shareholding in Alinta.

How do I vote in person or what if I cannot attend the Meetings?

If you wish to vote in person, please attend the relevant Share Scheme Meeting or Option Scheme Meeting and, if you are an Alinta Shareholder, the General Meeting. You should bring the relevant proxy form included with this Booklet to the Meetings as it also serves as the registration form for the meeting. Blue proxy forms are for use at the Share Scheme Meeting and yellow proxy forms are for use at the Option Scheme Meeting. Green proxy forms are for use at the General Meeting.

If you are a corporate Alinta Shareholder and wish to appoint a representative to attend the Share Scheme Meeting or the General Meeting, you should ensure that your corporate representative can provide evidence of his or her appointment (for example a certified copy of the document appointing the corporate representative). The appointment must comply with section 250D of the Corporations Act.

You may appoint another person by power of attorney to attend a Meeting and vote on your behalf. Your attorney will need to provide evidence of the grant of the power of attorney.

If you wish to appoint a proxy, you should complete the appropriate proxy form included with this Booklet and lodge it with the Share Registry, Computershare Investor Services, in accordance with the proxy form instructions. Blue proxy forms are for the Share Scheme and yellow proxy forms are for the Option Scheme. Green proxy forms are for the General Meeting. Proxy forms must be received by Computershare no later than 12.00pm WST time (2.00pm AEST) on 13 August 2007.

Your proxy forms (including any power of attorney under which they are signed), or any instrument of appointment of attorney must be:

sent to:
Computershare Investor Services Pty Limited
GPO Box 242
Melbourne Victoria 8060
Australia

or

hand delivered to:
Computershare Investor Services Pty Limited
Level 2
45 St Georges Terrace
Perth WA 6000
Australia

or

faxed to:
+61 3 9473 2013

Shareholders may also lodge proxies online by accessing the Share Registry, Computershare Investor Services on www.computershare.com/au/proxy/aan. To use this facility, you will need your Securityholder Reference Number or Holder Identification Number and postcode. These details are shown on your proxy form. You will be taken to have signed the proxy form if you lodge it in accordance with the instructions on the website. The deadline for the lodgement of electronic proxies online is the same as the deadline above for all proxies.

A proxy, attorney or corporate representative duly appointed will be admitted to the Meeting and given a voting card at the point of entry to the Meeting upon providing written evidence of their name and address and any additional evidence of their appointment required (as stated above).

If an attorney signs a proxy form on your behalf, the authority under which the proxy form was signed (or a certified copy) must be received by the Share Registry at the same time as the proxy form (unless you have already provided the authority (or a certified copy) to Alinta). If you complete and return a proxy form, you may still attend the meeting in person, revoke the proxy and vote at the meeting.

What happens if the Scheme Proposal proceeds? What if I do not vote or I vote against the Share Scheme or the Option Scheme?

If you are an Alinta Shareholder on the Record Date (expected to be 23 August 2007) and the Share Scheme is approved by the Alinta Shareholders and the Court and the Capital Reduction is approved by the Alinta Shareholders, your Alinta Shares will be transferred to the Bidder under the Share Scheme and you will receive the Share Scheme Consideration. This will occur whether you voted for or against the Share Scheme and/or the Capital Reduction or chose not to vote at all.

If you are an Alinta Optionholder on the Record Date (expected to be 23 August 2007) and the Option Scheme is approved by the Alinta Optionholders and the Court and the Share Scheme is approved by the Alinta Shareholders and the Court, your Alinta Options will be cancelled and you will receive the Option Scheme Consideration. This will occur whether or not you voted for or against the Option Scheme or chose not to vote at all.

What if I am both an Alinta Shareholder and an Alinta Optionholder?

If you are both an Alinta Shareholder and an Alinta Optionholder, you will need to vote at both of the Scheme Meetings. This can be done in person, by proxy, by attorney or, in the case of corporate shareholders, by corporate representative, as explained above. The Share Scheme Meeting will be held first, followed by the General Meeting and the Option Scheme Meeting. You will also need to vote at the General Meeting.

If you cannot attend the Meetings in person and wish to use the proxy forms, please fill in both the blue proxy form for the Share Scheme, the yellow proxy form for the Option Scheme and the green proxy form for the General Meeting. You may appoint different proxies for each Meeting.

Is there a number to call if I have any questions?

If you have any questions about the Meetings, Share Scheme, Option Scheme, Capital Reduction or the Scheme Proposal, please call the Alinta Information Line on 1800 135 107 (within Australia) or +61 2 8268 3641 (outside Australia).

How to make an election for Share Scheme Consideration

The Consideration Alternatives apply only to Alinta Shareholders, not Alinta Optionholders. Share Scheme Participants can make their election between the Consideration Alternatives by completing the pink Election Form (enclosed with this Booklet) and returning it to the address specified on the Election Form using the reply paid envelope provided. Elections for Consideration Alternatives cannot be made online.

All Election Forms are to be returned by 5.00pm WST (7.00pm AEST) on Thursday, 23 August 2007. Any Election Forms received after this time will be disregarded and the Alinta Shareholder will receive the Default Consideration.

DESP members must return their Election Forms to the Share Plan Trustee of the DESP by 3.00pm WST (5.00pm AEST), Friday, 17 August 2007.

Elections can only be made in respect of an Alinta Shareholder's entire holding.[1] Alinta Shareholders cannot make more than one election for Consideration Alternatives 1–5. Any forms received electing more than one Consideration Alternative 1–5 will be treated as invalid and the Alinta Shareholder will receive the Default Consideration.

The Consideration Alternatives are:

Alternative 1 – Default Consideration
Alternative 2 – Maximum Preference Shares Consideration
Alternative 3 – Maximum Cash Consideration
Alternative 4 – Maximum Securities Consideration
Alternative 5 – Cash Out Alternative (for Small Alinta Shareholders only).

Share Scheme Participants (including Small Alinta Shareholders and members of the DESP) are entitled to make an election for Consideration Alternatives 1–4 if they wish to do so.[2] However, Ineligible Overseas Shareholders cannot make an election. Share Scheme Participants who elect Maximum Cash Consideration can also elect to have any Unmarketable Parcel they would receive cashed out under the Cash Out Facility. Small Alinta Shareholders only may also elect Alternative 5, which means they will receive the Default Consideration and the APA Distribution which are then cashed out under the Cash Out Facility.

If you wish to receive the Default Consideration, you do not need to complete and return the Election Form.

Further information about these Consideration Alternatives is given in section 13.2 of Part B of this Booklet. It is important to note that the Consideration Alternatives relate to the Share Scheme Consideration. All Share Scheme Participants will receive the APA Distribution (although some will have their APA Securities sold for them by a Nominee under the Cash Out Facility) and the franking credits (if they are entitled to receive the benefit of franking credits).

If a Share Scheme Participant has made an election but wishes to change that election after submitting an Election Form, that Share Scheme Participant may vary the initial election by completing and returning another Election Form by not later than the Election Time. Alinta will treat the last validly completed Election Form received by the Election Time as the valid election for the purposes of determining a Share Scheme Participant's entitlement to Share Scheme Consideration. To make a valid election, the Election Form must be received no later than the Election Time.

Share Scheme Participants will be deemed to have elected to receive Default Consideration:

(a) in respect of all of their Scheme Shares if the Share Scheme Participant does not complete and return the Election Form so it is received no later than the Election Time or does not make a valid election on the Election Form; or
(b) if more than one election for Consideration Alternatives 1–5 is made on the form.

A Share Scheme Participant who is noted on the Alinta Register as holding one or more parcels of Scheme Shares as trustee or nominee for, or otherwise on account of, another person, may make separate elections in relation to each of those parcels. A Share Scheme Participant who is making such elections as trustee or nominee can call the Alinta Information Line for further information.

If a Share Scheme Participant makes a valid election to receive a Consideration Alternative, it will receive that Consideration Alternative as described in section 13.2 of Part B of this Booklet.

Notes:

1 Other than in the case of the DESP Trustee (see section 15.2(b)) or where the holder is noted in the Register as holding as trustee or nominee for, or otherwise on account of, another person.

2 However, Ineligible Overseas Shareholders cannot make an election. New Zealand Shareholders cannot receive the BBI EPS and cannot elect to receive the Maximum Preference Shares Consideration. BBI Stapled Securities will be substituted, if relevant, for any BBI EPS they would otherwise receive under other elections.



1

OVERVIEW OF THE SCHEME PROPOSAL



On 11 May 2007, Alinta signed an Amended and Restated Scheme Implementation Agreement under which a company controlled by the Consortium (which comprises B&B, certain B&B Funds and SPI) would acquire the entire issued share capital of Alinta. The Scheme Proposal has been recommended by the Alinta Directors in the absence of a superior proposal and provided that the Independent Expert continues to conclude that the Scheme Proposal is in the best interests of the Alinta Securityholders. Section 1 of this Booklet gives a basic overview of how the Scheme Proposal will be Implemented, which is explained in further detail throughout Part B of this Booklet. Part A of this Booklet summarises the key information in Part B of this Booklet.

1.1 Share Scheme (and associated Capital Reduction)

Alinta Shareholders will be asked to vote on a proposed Share Scheme and Capital Reduction on 15 August 2007. If the Share Scheme and Capital Reduction are Implemented, Alinta Shareholders will receive Share Scheme Consideration for each Alinta Share held at the Record Date and the APA Distribution. The Share Scheme Consideration is, for each Alinta Share, equivalent in value at the Record Date to the sum of the following components (subject to adjustments referred to in section 13.2(a)):

(a) $8.925 in cash; and
(b) 1.599 BBI EPS, 0.752 BBI Stapled Securities, 0.669 BBP Stapled Securities and 0.26 BBW Stapled Securities.[3]

This is referred to in this Booklet as the Base Consideration.

In addition to the Share Scheme Consideration, Alinta Shareholders will receive the APA Distribution for each Alinta Share held at the Record Date (by way of dividend and capital reduction (subject to the adjustments referred to in section 10)).

The dividend component of the APA Distribution (**APA Dividend**) is expected to be fully franked, meaning that Alinta Shareholders will also receive $0.40 per Alinta Share of franking credits for those who can fully utilise them. Alinta Shareholders who acquire Alinta Shares within 45 days of the Effective Date (not including the date of acquisition and the Effective Date) will not be entitled to the benefit of franking credits in respect of the APA Dividend, to the extent they relate to those Alinta Shares. Sections 10 and 14 of Part B of this Booklet provide further information in respect of the APA Dividend. Alinta Shareholders should seek their own specific taxation advice for their individual circumstances.

There are various Consideration Alternatives available to Alinta Shareholders. Alinta Shareholders[4] can elect to maximise the amount of cash, BBI EPS or B&B Fund Securities they receive as part of the Share Scheme Consideration. Small Alinta Shareholders have a further Cash Out Alternative and any Alinta Shareholders electing to maximise cash may also elect to cash out any Unmarketable Parcel they would otherwise receive.

Alinta Shareholders who do not make a valid election on the Election Form by the Election Time will receive the Default Consideration. Special rules apply to Ineligible Overseas Shareholders and New Zealand Shareholders. See section 13.2(j).

It is important to note that the Base Consideration described above is not the same as the Default Consideration. The Default Consideration is not fixed and the components of it may change after the elections are made. In particular, the BBI EPS may be replaced with cash and B&B Fund Securities. The Base Consideration will be adjusted to determine the Default Consideration after the elections for Consideration Alternatives are made. The value of all of the Consideration Alternatives on the Record Date will be the same (valued using the VWAP of B&B Fund Securities over the five Business Days immediately following the Meeting Date, which covers the days immediately prior to the Record Date on the current timetable, and a $1.00 value for each BBI EPS).

Full details of the Share Scheme Consideration, including the Consideration Alternatives, are set out in section 13.2 of this Booklet. Information on how to make an election for one of the Consideration Alternatives is set out in the section "How to make an election for Share Scheme Consideration" on page 10. Information on trading B&B Fund Securities and BBI EPS ASX is set out in section 13.2(i) of this Booklet. **Alinta Shareholders who trade these securities on ASX on a deferred delivery basis before receiving advice of their final entitlements do so at their own risk.**

Overviews of BBI EPS, B&B Fund Securities and APA Securities are provided in sections 5 to 10 of this Booklet.

Notes:

3 BBI EPS will be issued at a price of $1.00. The value of the B&B Fund Securities for the purpose of calculating the value of the Base Consideration will be based on the VWAP over the five Business Days immediately following the Meeting Date, which covers the days immediately prior to the Record Date on the current timetable.

4 Other than Ineligible Overseas Shareholders and, in the case of maximising BBI EPS, New Zealand Shareholders

Share Scheme Consideration and APA Distribution
The value of the Share Scheme Consideration and the APA Distribution as at 27 June 2007 was:

> $15.91 per Alinta Share based on the five business day VWAPs of BBI, BBP, BBW and APA to 27 June 2007 (excluding franking credits) and based on the BBI EPS being valued at their issue price of $1.00; or

> $16.02 per Alinta Share based on the 30 business day VWAPs of BBI, BBP, BBW and APA up to 27 June 2007 (excluding franking credits) and based on the BBI EPS being valued at their issue price of $1.00.

On 21 and 22 June 2007, the B&B Fund Securities traded on a "cum distribution" basis and on 25, 26 and 27 June 2007 the B&B Fund Securities traded on an "ex distribution" basis. No adjustment has been made to the VWAP to take account of the B&B Fund Securities trading "cum distribution," and "ex distribution" during the five business day period as the VWAP reflects the actual VWAP over that period. B&B anticipates that some distribution entitlement will accrue into the B&B Fund Securities prices by the Record Date. The actual value of the consideration you will receive will be determined based on the VWAPs of the Consideration Securities over the five Business Days immediately after the Meeting Date at which time the B&B Fund Securities will be "cum distribution" for the period 1 July 2007 to 31 December 2007. BBI EPS is valued at their issue price of $1.00.

The value of the Share Scheme Consideration and APA Distribution to be distributed will vary with changes in the prices of BBI, BBP, BBW and APA on ASX. The value at any time can be calculated by applying the following calculation to the current prices on ASX. An example calculation (updated regularly and based on the latest closing trading price of the BBI, BBP, BBW and APA Securities) is located on the Alinta website at www.alinta.net.au. Further information on the historical trading prices of BBI, BBP, BBW and APA is contained in sections 5, 7, 8 and 10 of this Booklet.

Figure 1.1: Value of Share Scheme Consideration and APA Distribution

Form of consideration	5 business day VWAP up to and including 27 June 2007	Calculation[5]	Value per Alinta Share
Cash	n.a.	n.a.	$8.925
BBI EPS	$1.00/n.a.[6]	1.599 x $1.00	$1.599
BBI Stapled Securities	$1.76	0.752 x $1.76	$1.32
BBP Stapled Securities	$3.45	0.669 x $3.45	$2.30
BBW Stapled Securities	$1.91	0.26 x $1.91	$0.50
APA Distribution	$4.18	0.301 x $4.18	$1.26
Total implied value			**$15.91**
Franking credits[7]	n.a.	n.a.	$0.40[8]
Total implied value including franking credits[7]			**$16.31**

Notes:
5 Using the Base Consideration
6 Based on BBI EPS trading at their issue price of $1.00.
7 Available to Alinta Shareholders who can fully utilise them.
8 For Alinta Shareholders who can receive the benefit of the franking credits. See section 14 for more details.

If the Scheme Proposal is implemented, Alinta understands that its existing assets will be restructured and apportioned amongst the B&B Funds and SPI on the following basis:

Figure 1.2: Alinta asset allocation

Babcock & Brown Infrastructure	Babcock & Brown Power	Babcock & Brown Wind Partners	Singapore Power International
Multinet Gas (20.1%)	Port Hedland Power Station	$211 million from the proceeds of the sale of the Wattle Point Assets	Alinta Victorian Electricity Network
Tasmanian Gas Pipeline	Newman Power Station		NSW Gas Network
AlintaGas Network (74.1%)	Glenbrook Power Station		United Energy Distribution Network (34.1%)
Dampier-Bunbury Natural Gas Pipeline (17%)[9]	Bairnsdale Power Station		Eastern Gas Pipeline
Western Australia operations and maintenance business (excluding the Parmelia Pipeline)	Cawse Cogeneration		Queensland Gas Pipeline
	Wesfarmers LPG		VicHub
	AlintaAGL (67%)[10]		ActewAGL Distribution JV (50%)
	Goldfields Gas Pipeline (11.8%)		TransACT (7.6%)
	Tamar Power Project		Eastern States Asset Management (and the Parmelia Pipeline)
	Wholesale energy trading and marketing (AEATM)[11]		

B&B will also acquire certain development projects.

1.2 Option Scheme

As a separate part of the Scheme Proposal, Alinta Optionholders will be asked to vote on the Option Scheme on 15 August 2007. If the Option Scheme proceeds, all outstanding Alinta Options as at the Record Date will be cancelled and Alinta Optionholders will receive a cash amount which is equal to the value at the Record Date of the Base Consideration for Alinta Shares plus the APA Distribution as set out above[12], less the exercise prices of the Alinta Options. Alinta Optionholders will not receive any franking credits. The Option Scheme applies to all Alinta Options on issue on the Record Date for the Option Scheme, whether or not they have vested prior to the Effective Date in accordance with their terms and conditions.

Full details of the Option Scheme Consideration are set out in section 13.4 of this Booklet.

1.3 Information for Alinta Optionholders who wish to participate in the Share Scheme

If your Alinta Options have vested

Alinta Optionholders whose Alinta Options have already vested and who wish to participate in the Share Scheme may exercise their Alinta Options in accordance with their terms and conditions at any time until 5.00pm WST (7.00pm AEST) on the day which is two Business Days before the Record Date for the Share Scheme. The Record Date is expected to be 23 August 2007, and accordingly the last Exercise Deadline is expected to be 21 August 2007.

Notes:

9 Interest in DBNGP will increase to 20% following agreed capital contributions.

10 The Scheme Proposal will trigger a "Russian Roulette" clause under which options over AlintaAGL are accelerated. This may result in the 67% interest in AlintaAGL being owned by AGL Energy or BBP owning 100% of AlintaAGL.

11 BBP is expected to own AEATM and assume its related assets and liabilities. However, currently the Consortium Parties have not reached final agreement regarding the ownership of AEATM.

12 After adding back the amount of any Transaction Dividend or capital reduction deducted from the Base Consideration or the APA Distribution. The value is determined based on the VWAP over the five Business Days immediately following the Meeting Date, which covers the days immediately prior to the Record Date in the current timetable, and based on BBP EPS trading at their issue price of $1.00.

However, unless an Alinta Optionholder exercised their Alinta Options and became an Alinta Shareholder before 3 July 2007, they will not be entitled to the benefit of franking credits in respect of the APA Dividend.[13] See section 14 for further information. Alinta Optionholders should seek their own specific taxation advice for their individual circumstances.

If your Alinta Options have not yet vested

From the Effective Date of the Share Scheme, all outstanding Alinta Options (whether previously vested or not) will vest and can be exercised in accordance with their terms and conditions. Alinta Optionholders will have two Business Days between the Effective Date and the Exercise Deadline, expected to be 5.00pm WST (7.00pm AEST) on 21 August 2007, to exercise their Alinta Options in order to become Share Scheme Participants. These Alinta Optionholders will not be entitled to the benefit of franking credits in respect of the APA Dividend.

1.4 Approval of the Scheme Proposal

Alinta Shareholders and Alinta Optionholders are being asked to vote on the Scheme Proposal at the Meetings to be held on 15 August 2007.

Share Scheme

The Share Scheme will proceed even if the Option Scheme does not proceed.

For the Share Scheme to proceed, the Court must approve it and votes "in favour" must be received from:

> a majority in number of Alinta Shareholders who vote at the Share Scheme Meeting (in person or by proxy); and
> at least 75% of the total number of votes cast on the resolution to approve the Share Scheme.

In addition, for the Share Scheme to proceed, the Capital Reduction must also be approved by a majority of votes cast by Alinta Shareholders who vote at the General Meeting (in person or by proxy).

The Share Scheme and the Capital Reduction will only proceed if both are approved

Option Scheme

The Option Scheme is conditional on the Share Scheme and the Capital Reduction proceeding. In addition, for the Option Scheme to proceed, the Court must approve it and votes "in favour" must be received from:

> a majority in number of Alinta Optionholders who vote at the Option Scheme Meeting (in person or by proxy); and
> the debts and claims against Alinta of that majority must amount in aggregate to at least 75% of the debts and claims of Alinta Optionholders who vote (in person or by proxy), where debts and claims are represented by the value of the Alinta Options.

The value of the Alinta Options for this purpose shall be the value of the Base Consideration and the APA Distribution[14] (on the basis that the B&B Fund Securities and the APA Securities are valued using the VWAP on ASX over the five Business Day period immediately before the date for determining eligibility to vote on the Option Scheme Meeting), less the exercise prices of the Alinta Options.

APA Distribution

The APA Distribution will not proceed if the Share Scheme does not proceed. The APA Dividend will be declared by the Alinta Directors, subject to the Share Scheme and the Capital Reduction proceeding. The Capital Reduction is conditional on the Share Scheme proceeding and must be approved by a majority of votes cast by Alinta Shareholders who vote at the General Meeting (in person or by proxy). Other requirements must also be satisfied, as explained in section 10.3 of this Booklet.

1.5 Conditions to the Schemes

In addition to the conditions described in paragraph 1.4 above, the Share Scheme and Option Scheme are subject to various Conditions, including that certain regulatory approvals must be obtained. The Conditions to the Share Scheme are set out in section 13.6(a)(vi) and the Conditions to the Option Scheme are set out in section 13.6(a)(vii) of this Booklet.

Notes:

13 In order to be eligible for franking credits, a person must have acquired and held Alinta Shares for at least 45 days prior to the Effective Date (not including the date of acquisition and the Effective Date).

14 After adding back the amount of any Transaction Dividend or capital reduction deducted from them.

1.6 Summary of financial information

(a) Summary financial forecasts

This section provides relevant summary financial information for Alinta Securityholders to consider when assessing the Scheme Proposal, including forward-looking statements. Alinta Securityholders should refer to the caution included in the Important Notice section of this Booklet on page 1 in relation to forward-looking statements.

Risks relating to forward-looking statements are described in section 12.5(u).

The financial profile of Alinta, including the basis of preparation of financial information, pro forma adjustments and forecast assumptions, is detailed in section 11.1.

The financial profile of BBI, including the basis of preparation of financial information, pro forma adjustments and forecast assumptions, is detailed in section 5.9.

The financial profile of BBP, including the basis of preparation of financial information, pro forma adjustments and forecast assumptions, is detailed in section 7.9.

The financial profile of BBW, including the basis of preparation of financial information, pro forma adjustments and guidance assumptions, is detailed in section 8.9.

All forward-looking information in this section assumes that the Post-Implementation Transactions and the other proposed transactions described in section 13 take place on 1 July 2007. This notional transaction date facilitates the provision of pro forma forecast earnings for the full year assuming that the Scheme Proposal is implemented and provides a basis for expected dividends/distributions (per Alinta Share), if the Scheme Proposal is not Implemented. To the extent that the actual acquisition date varies, the actual profit attributable and/or distributions available to members of each relevant entity may also vary considerably.

Certain financial information in this section has been reviewed by PricewaterhouseCoopers Securities Ltd, whose Investigating Accountant's Reports are included in Annexure F to this Booklet. Alinta Securityholders should note the scope and limitations of those reports.

The financial information contained in this Booklet has been presented in abbreviated form. It does not contain all the disclosures usually provided in an annual report prepared in accordance with the Corporations Act.

The forecast profit attributable to members of the Alinta Group and dividend per share for the year ending 30 June 2008 for the existing Alinta Group business is set out in Figure 1.3 below.

Figure 1.3: Summary pro forma Alinta forecast earnings and dividends

	Six months ending 30 June 2007	Six months ending 31 December 2007	Six months ending 30 June 2008	Year ending 30 June 2008
Profit attributable to members of Alinta ($ in millions)[1]	80.0	110.0	103.1	213.1
Dividend per share (cents)				50.0

Note to Figure 1.3:
1 As per Figure 11.1.

For the Alinta Shareholders, profit attributable to Alinta Group members is an indication of the ability of Alinta to pay dividends to Alinta Shareholders. Profit is not the most appropriate financial metric for the ability of the B&B Funds to pay distributions to their securityholders, as the B&B Funds (through stapled security structures) are not limited to paying distributions from profit or retained earnings. The more appropriate financial metric for the B&B Funds in respect of the capacity and ability to pay distributions to their securityholders is the cash flow available for distribution. The forecast cash flows available for distribution (and consequently forecast distributions) for BBI and BBP are set out in sections 5.9 and 7.9. BBW net operating cash flow guidance and BBW Distribution guidance are set out in section 8.9.

The forecast distributions for the year ending 30 June 2008, based on an assumed acquisition date of 1 July 2007, are set out in Figure 1.4 below.

Figure 1.4: Summary pro forma distributions

Note: Forecast distributions in Figure 1.4 exclude any imputed earnings from the $8.925 cash (per Alinta Share) that Alinta Shareholders will receive if the Scheme Proposal is implemented, and are therefore not directly comparable in total to the forecast Alinta dividends per share shown in Figure 1.3.

	Year ending 30 June 2007	Year ending 30 June 2008
Pro forma distribution per security (cents) for members of:		
– BBI	14.25	15.0
– BBI EPS	-	7.57[4]
– BBP	14.0	26.1
– BBW	12.5	14.0
– APT[3]	28.0	29.3
Equivalent forecast distribution per Alinta share (cents):[1,2]		
– BBI		11.280
– BBI EPS		12.104
– BBP		17.461
– BBW		3.640
– APT[3]		8.819
Total		**53.304**

Not relevant for comparative purposes because Alinta shareholders will not receive these distributions for the year ending 30 June 2007.

The above Figure 1.4 does not include the forecast return on the cash component ($8.925 per Alinta Share) which at an assumed yield of 6.25% would equate to 55.781 cents per Alinta Share for a total equivalent forecast distribution per Alinta Share of 109.085 cents.

Notes to Figure 1.4:

1 Assuming implementation of the Scheme Proposals and associated Post-Implementation Transactions as discussed in section 13.

2 This calculation provides Alinta Shareholders with an estimate of expected distributions for each Alinta Share, based on the proposed ratios of securities per Alinta Share under the Base Consideration and APA Distribution as follows:

- > 0.752 BBI Stapled Securities per Alinta Share;
- > 1.599 BBI EPS issued by the BBI EPS Issuer per Alinta Share;
- > 0.669 BBP Stapled Securities per Alinta Share;
- > 0.260 BBW Stapled Securities per Alinta Share; and
- > 0.301 APA Securities per Alinta Share.

3 Based on the average of publicly available broker consensus forecast distributions.

4 Based on the 90-day BBSW at 27 June 2007.

(b) Summary balance sheets

Set out below is the pro forma balance sheet for each of Alinta, BBI, BBP and BBW as at 31 December 2006.

Figure 1.5: Pro forma financial position at 31 December 2006

$ in millions	Pro forma Alinta[1]	Pro forma BBI[2]	Pro forma BBP[3]	Pro forma BBW[4]
Current assets	**1,448.6**	**912.7**	**745.1**	**454.2**
Non-current assets				
Property, plant and equipment	6,069.8	6,259.7	2,316.9	955.9
Goodwill and intangibles	2,435.9	3,664.2	2,076.4	297.2
Other	903.1	650.7	606.0	714.2
Total non-current assets	**9,408.8**	**10,574.6**	**4,999.3**	**1,967.3**
Total assets	**10,857.4**	**11,487.3**	**5,744.4**	**2,421.5**
Current liabilities				
Interest-bearing liabilities	936.5	208.6	76.3	32.2
Other	493.4	497.2	245.2	88.7
Total current liabilities	**1,429.9**	**705.8**	**321.5**	**120.9**
Non-current liabilities				
Interest-bearing liabilities	5,463.7	6,732.1	2,855.7	1,322.0
Other	295.8	943.4	522.8	2.6
Total non-current liabilities	**5,759.5**	**7,675.5**	**3,378.5**	**1,324.6**
Total liabilities	**7,189.4**	**8,381.3**	**3,700.0**	**1,445.5**
Net assets	**3,668.0**	**3,106.0**	**2,044.4**	**976.0**

Notes to Figure 1.5:
1 As per Figure 11.4.
2 As per Figure 5.12.
3 As per Figure 7.15.
4 As per Figure 8.10.



2

MATTERS RELEVANT TO YOUR VOTE ON THE SCHEME PROPOSAL

2.1 Alinta Directors' recommendations and reasons

The Alinta Directors have determined the Scheme Proposal to be in the best interests of Alinta Securityholders, and to be preferred over available alternatives for the following reasons:

> the Scheme Proposal provides a significant premium over the pre-MBO Proposal announcement trading valuation of Alinta and an appropriate premium over the likely value of Alinta's Internal Restructure Proposal;
> the value of the Scheme Proposal is readily observable, as the B&B Fund Securities Component comprises existing listed entities with transparent security prices;[15]
> the Scheme Proposal has limited conditions (see the Conditions summarised in section 13.6) and provides a high level of confidence that the transaction will be completed, subject to Alinta Shareholders approving the Share Scheme and the associated Capital Reduction;[16] and
> the Share Scheme Consideration includes securities in established ASX listed entities, which have a readily observable market value.

The Independent Expert has concluded that the Scheme Proposal is in the best interests of Alinta Securityholders.[17] The Alinta Directors recommend that you vote in favour of the Scheme Proposal (and the Alinta Directors intend to vote in favour in respect of their Alinta Shares), in the absence of a superior proposal and provided that the Independent Expert continues to conclude that the Scheme Proposal is in the best interests of the Alinta Securityholders.

2.2 Assessment of alternatives to the Scheme Proposal

Following completion of its acquisition of AGL's infrastructure assets, Alinta advised the market on 25 October 2006 that it was considering revising the ownership structure for its assets as it did not regard its current structure as a sustainable or preferable long term position. In this context, Alinta undertook work on certain internal restructuring alternatives to improve its capital structure. These alternatives are outlined in section 2.5.

On 30 November 2006, the Alinta Board was advised by the MBO Group that they wished to develop a management buy-out proposal and that they expected it to be of interest to Alinta. After careful consideration, the independent directors decided to permit the MBO Group to explore a potential management buy-out proposal, subject to them agreeing to strict protocols to protect Alinta's position. Alinta continued to analyse the internal restructuring alternatives.

On 9 January 2007, Alinta announced it had received an approach from Macquarie Bank which outlined a potential incomplete and non-binding management buy-out proposal (the **MBO Proposal**) which was being developed by the MBO Group. Alinta was informed that the MBO Proposal was being designed to deliver a significant premium to all Alinta Shareholders.

As a result of the potential conflicts of interest associated with his participation in the preparation of the MBO Proposal, John Poynton resigned as Chairman. The Alinta Board then took a number of further steps to ensure the ongoing business activities of Alinta were managed effectively and that conflicts of interest relating to the potential MBO Proposal and Macquarie Bank's involvement were addressed.

The Alinta Board also commenced a formal process to enable all interested parties to submit proposals to acquire part or all of Alinta. At the same time, Alinta continued work on the internal restructuring alternatives.

2.3 Alternatives arising from the formal process

The Alinta Board initiated a process to solicit proposals to acquire part or all of Alinta and to ensure that a fair and transparent process was in place to manage bidders wishing to submit competing proposals for an acquisition.

Under that process, Alinta allowed a number of interested parties to conduct due diligence, which included access to a data room and Alinta senior management.

Proposals to acquire all of Alinta were received on 23 March 2007 from two consortia being the Macquarie Bank Consortium and the B&B/SPI Consortium (at that stage comprising the Bidder, B&B, BBP and SPI).

The two proposals were different in a number of respects. As the consideration under each proposal involved a number of components or alternatives, evaluation of the proposals did not simply involve a comparison of two cash prices. Furthermore, there were different conditions attached to each proposal.

The Alinta Directors favoured the B&B/SPI Consortium's Original Scheme Proposal over the Macquarie Bank Consortium Proposal for a number of reasons including

(a) the securities offered by the B&B/SPI Consortium had readily observable market prices from which to value the offer;

Notes:
15 BBI EPS are not listed securities at the date of this Booklet.
16 In order for the Share Scheme to proceed, the Share Scheme (and the Capital Reduction) must be approved by the Alinta Shareholders. In order for the Option Scheme to proceed, the Share Scheme and the Capital Reduction must be approved by the Alinta Shareholders and become Effective and the Option Scheme must be approved by the Alinta Optionholders.
17 Grant Samuel has concluded that the Share Scheme is in the best interests of Alinta Shareholders and that the Option Scheme is in the best interests of Alinta Optionholders

(b) the Alinta Directors had concerns with the securities offered by the Macquarie Bank Consortium. These concerns included the structure of the issuing entity, the level of financial structuring, the absence of a visible market value, no forecast growth in annual distributions for at least eight years and the requirement that securities rather than cash was the default option; and
(c) the B&B/SPI Consortium's Original Scheme Proposal had significantly less conditions attached to it.

As a result, Alinta entered into a scheme implementation agreement (the Original SIA) with the Consortium on 30 March 2007.

On 4 May 2007, the Macquarie Bank Consortium submitted a revised proposal to Alinta. In response, the Consortium also revised its Original Scheme Proposal, leading to the Alinta Directors continuing to recommend the Consortium's proposal (Scheme Proposal), following a rigorous and extensive review and assessment, and leading to the Consortium entering into an Amended and Restated Scheme Implementation Agreement with Alinta on 11 May 2007 (the SIA).

The Macquarie Bank Consortium's Revised Proposal is summarised below.

2.4 Macquarie Bank Consortium's Revised Proposal

The Macquarie Bank Consortium's Revised Proposal required Alinta to recommend a different scheme of arrangement. As Alinta has not done so, the Macquarie Bank Consortium's Revised Proposal is not one that is capable of acceptance by Alinta Shareholders.

The Alinta Directors recognised that a small number of individual shareholders may have found the Macquarie Bank Consortium's Revised Proposal attractive, if all of its conditions were satisfied, based on their individual circumstances. However, when considering Alinta Shareholders as a whole, the Alinta Directors believed the Macquarie Bank Consortium's Revised Proposal was inferior for a number of reasons including:

(a) the proposal contained significantly more conditions than the B&B/SPI Consortium's Scheme Proposal, creating the risk that it may not have ultimately been available. These conditions included adverse movements in equity markets and interest rates, conditions relating to the Macquarie Bank Consortium's financing and more onerous conditions relating to possible adverse changes to Alinta; and
(b) while the structure of EIA (the entity that securities are offered in) had been improved relative to the initial proposal, the Alinta Directors believed the B&B/SPI Consortium's Scheme Proposal offered superior securities.

In evaluating the potential CGT benefits of the Macquarie Bank Consortium's Revised Proposal the Directors noted that the CGT rollover relief did not eliminate the tax liability, but rather deferred it until the securities were ultimately sold.[18] Accordingly, Alinta undertook an analysis of the overall effect of CGT rollover relief on shareholders using an array of scenarios of cost bases, holding periods and personal tax rates.

Alinta also noted that the low cost base retail shareholders, who are otherwise likely to benefit most from CGT rollover relief, would have had their capital bases eroded through tax deferred distributions within two to three years. Following this, future "tax deferred" distributions would have been taxable when received.

The Macquarie Bank Consortium's Revised Proposal is addressed in section 9.5 of the Independent Expert's Report contained in Annexure G to this Booklet.

2.5 Internal Restructure Proposal

Alinta considered a number of internal restructuring alternatives including:

(a) continued ownership of each of Alinta's assets;
(b) changing its capital structure; and
(c) mechanisms to maximise cash distributed to shareholders.

Alinta's preferred internal restructuring option was to demerge Alinta into two separate entities:

(a) an "Infrastructure Entity", which would own all of Alinta's energy infrastructure assets. This would be a dedicated infrastructure entity with self-sufficient internal corporate and executive management. As part of the demerger this entity would be recapitalised and structured to maximise cash distributions. It was expected that this entity would provide stable, relatively low growth cash flows; and
(b) an "Asset Management Entity", which would own Alinta's asset management businesses (AAM and Agility) including providing asset management services to the Infrastructure Entity. The Asset Management Entity would also own various energy trading activities, including Alinta's interest in AlintaAGL. It was expected that this entity would have the potential for relatively higher growth in cash flows and distributions.

Whilst Alinta believes a demerger could have potentially offered a number of other benefits including:

(a) a higher combined share price than Alinta's share price prior to the announcement of the potential MBO approach on 9 January 2007;
(b) an improved ability of the asset management businesses to focus on growth, particularly in extending services beyond their traditional electricity and gas markets;
(c) the retention of potential future premia for control in relation to both entities;
(d) an improved structure for regulatory transparency; and
(e) effective CGT rollover relief for Alinta Shareholders.

Note:
18 As in the case with the BBI EPS issued under the Scheme Proposal.

there would also be potentially significant disadvantages associated with a demerger including:

(f) the incremental costs associated with two separately listed companies;
(g) the longer timeframe and increased complexity of implementation, including the need for third party consents;
(h) the reduced scale of each entity relative to Alinta, at least in the short-term; and
(i) a likely trading value significantly below the value of the Scheme Proposal prior to Implementation.

The Alinta Directors believed a demerger would have added value relative to a standalone Alinta in its form prior to announcement of the potential MBO Proposal on 9 January 2007. However, the Alinta Directors believed that, based on the internal restructuring analysis completed prior to recommendation of the Original Scheme Proposal, the Original Scheme Proposal offered a premium to both the standalone value of Alinta and its potential future value following an internal restructuring.

If the Scheme Proposal is not Implemented, and no superior alternative emerges, the Alinta Directors will reconsider internal restructuring alternatives, including a demerger. However, the value of the Internal Restructure Proposal is uncertain and Alinta Shareholders should note that it would take some time to implement. Implementation of any Internal Restructure Proposal would probably require shareholder approval.

The Internal Restructure Proposal is addressed in section 9.5 of the Independent Expert's Report contained in Annexure G to this Booklet.

2.6 Independent Expert's opinion on Share Scheme

The Independent Expert, Grant Samuel, has assessed the Scheme Proposal and concluded that it is in the best interests of Alinta Securityholders.[19]

The Independent Expert estimated the full underlying value of Alinta Shares to be in the range of $13.84–$16.16 per Alinta Share. This value includes a control premium and exceeds the price at which Alinta Shares would be expected to trade in the absence of the Scheme Proposal or some similar transaction, and even if some kind of internal restructure is implemented.

The Independent Expert has valued the consideration in the range of $15.74–$16.07 per Alinta Share based on the Default Consideration and concluded that the Share Scheme provides fair value to Alinta Shareholders. As the consideration is fair, it is also reasonable. In summary, Grant Samuel believes that, on balance, Alinta Shareholders are likely to be better off if the Share Scheme is approved than if it is not. Accordingly, in Grant Samuel's opinion, the Share Scheme is in the best interests of Alinta Shareholders.

The full Independent Expert's Report is provided at Annexure G of this Part B Booklet.

2.7 Benefits, disadvantages and risks of the Scheme Proposal for Alinta Shareholders

(a) Benefits of the Scheme Proposal

The Alinta Board unanimously recommends that you vote in favour of the Share Scheme and Capital Reduction, in the absence of a superior proposal and provided that the Independent Expert continues to conclude that the Scheme Proposal is in the best interests of Alinta Shareholders.

The Independent Expert has assessed the Share Scheme to be in the best interests of Alinta Shareholders.

The benefits of the Scheme Proposal for Alinta Shareholders include:

(i) The Scheme Proposal values your Alinta Shares at a significant premium to the pre-MBO Proposal announcement trading prices for your Alinta Shares.
(ii) The value of the Consideration is attractive relative to most other recent energy infrastructure transactions in Australia.
(iii) The value of the Consideration has increased since the Alinta Board recommended the Original Scheme Proposal.
(iv) You have the opportunity to receive securities in Babcock & Brown managed infrastructure entities that are listed on ASX and have a proven track record of performance.[20]
(v) You can elect to maximise the cash, BBI EPS or B&B Fund Securities component of your Share Scheme Consideration.[21]
(vi) You can elect to maximise the number of BBI EPS you receive, which is expected to maximise your CGT rollover relief.[22]
(vii) If the Scheme Proposal is not approved and no alternative proposal emerges, the Alinta Share price may fall.

(b) Disadvantages and risks of the Scheme Proposal

There are disadvantages and risks associated with the Scheme Proposal, Implementation and the Post-Implementation Transactions which are important for Alinta Shareholders to understand when making a decision how to vote on the Scheme Proposal. Alinta Shareholders should refer to section 12 for a more detailed discussion of the risks associated with the Scheme Proposal.

(i) Consideration Alternatives

There are a number of possible consideration outcomes for Alinta Shareholders. Alinta Shareholders may not receive a maximum

Notes:

19 Grant Samuel has concluded that the Share Scheme is in the best interests of Alinta Shareholders and that the Option Scheme is in the best interests of Alinta Optionholders.

20 Unless you are an ineligible Overseas Shareholder.

21 Unless you are an ineligible Overseas Shareholder or, in the case of maximising BBI EPS, a New Zealand Shareholder.

22 Unless you are an ineligible Overseas Shareholder or a New Zealand Shareholder.

allocation of their preferred form of consideration under the available Consideration Alternatives, and will not know the exact form of the Share Scheme Consideration that they will receive until around the Implementation Date.

The value of each Consideration Alternative will depend, in part, on the value of the B&B Fund Securities Component and the APA Securities Component at the Record Date. The value will be determined based on the VWAP over the five Business Days following the Meeting Date which covers the days immediately prior to the Record Date on the current timetable. Accordingly, the value of the consideration received by Alinta Shareholders will be affected by any fluctuations in the market prices of the B&B Fund Securities and APA Securities prior to (as well as after) the Record Date.

There are other risks associated with the Consideration Alternatives, including that Alinta Shareholders may receive small parcels of B&B Fund Securities.

(ii) Taxation

Alinta Shareholders may be subject to significant capital gains tax. Alinta Shareholders may be able to reduce their CGT liability by electing to receive the Maximum Preference Shares Alternative.

While BBI EPS are expected to provide CGT rollover relief (a tax ruling has been applied for with the ATO), it is a fixed income security (with limited growth potential) which may or may not suit individual shareholders' investment objectives.

It should be noted that when BBI EPS are sold, redeemed or converted into BBI Stapled Securities, a CGT Event will arise and the tax deferred on the initial rollover will be payable. Further information on BBI EPS is provided on pages 18 and 28 of Part A of this Booklet and section 6 of Part B of this Booklet.

(iii) Consideration Securities

Alinta Shareholders who receive B&B Fund Securities and APA Securities as part of their Share Scheme Consideration and the APA Distribution will be exposed to risks which are new or changed from those to which they are currently exposed.

Unlike Alinta, the B&B Funds are externally managed. Each fund pays management fees to B&B based on its market capitalisation and relative security price performance. The external management arrangements may affect the prospects for, and value of, any possible future change of control of these funds.

While the Alinta Board acknowledges the existence of these disadvantages and risks, it believes the advantages of the Scheme Proposal outweigh them and recommends that Alinta Shareholders vote in favour of the Scheme Proposal, subject to no superior proposal being received and subject to the Independent Expert continuing to conclude that the Scheme Proposal is in the best interests of the Alinta Securityholders. For a detailed discussion of the risks for Alinta Shareholders, refer to section 12 (Risks).

(c) Other relevant considerations for Alinta Shareholders (deemed warranties)

Under the Share Scheme, each Share Scheme Participant will be deemed to have given the warranties in clause 5.6 of the Share Scheme, if the Share Scheme becomes Effective irrespective of whether or not they voted in favour of or against the Scheme Proposal or did not vote at all. Further details of these warranties are set out in section 13.2(i).

2.8 Benefits, disadvantages and risks of the Scheme Proposal for Alinta Optionholders

(a) Benefits of the Scheme Proposal

The Alinta Board unanimously recommends that you vote in favour of the Option Scheme, in the absence of a superior proposal and provided that the Independent Expert continues to conclude that the Scheme Proposal is in the best interests of the Alinta Optionholders.

The Independent Expert has assessed the Option Scheme to be in the best interests of Alinta Optionholders.

The benefits of the Scheme Proposal for Alinta Optionholders include:

(i) You will receive a substantial premium over the intrinsic value of the Alinta Options, based on the historical trading prices of the Alinta Shares.
(ii) The relative value of the Consideration is higher than other recent energy infrastructure transactions in Australia.
(iii) The Option Scheme Consideration, being a cash payment, provides certainty of value and immediate payment for the cancellation of your Alinta Options.
(iv) The value of the Consideration has increased since the Alinta Board recommended the Original Scheme Proposal.
(v) If the Scheme Proposal is not approved and no alternative proposal emerges, the Alinta Share price and therefore the intrinsic value of your Alinta Options may fall.

(b) Disadvantages and risks of the Scheme Proposal

The disadvantages and risks of the Scheme Proposal for Alinta Optionholders are generally different from those for Alinta Shareholders, as Alinta Optionholders will not receive Consideration Securities under the Scheme Proposal.

The key risk associated with the Option Scheme Consideration is that it is based on the equivalent value of the Consideration Securities as at the Record Date and therefore will fluctuate with the market prices of B&B Fund Securities and APA Securities prior to the Record Date. The value will be determined based on the VWAP over the five Business Days following the Meeting Date which covers the days immediately prior to the Record Date in the current timetable and based on BBI EPS trading at their issue price of $1.00

Other potential disadvantages include that Alinta Optionholders will not be able to acquire a direct shareholding in Alinta following Implementation of the Scheme Proposal.

Implementation of the Option Scheme will potentially result in taxation consequences for Alinta Optionholders which arise earlier than they otherwise would have. The taxation implications for Alinta Optionholders will differ depending on whether or not the Alinta Optionholder made an election to be assessed on the value of their Alinta Options in the year of income in which the Alinta Options were granted. See section 14.3 for more details.

While the Alinta Board acknowledges the existence of these disadvantages and risks, it believes the advantages of the Scheme Proposal outweigh them and recommends that Alinta Optionholders vote in favour of the Scheme Proposal, subject to no superior proposal being received and subject to the Independent Expert continuing to conclude that the Scheme Proposal is in the best interests of the Alinta Optionholders. See section 12.2(b) for further details of risks for Alinta Optionholders.

(c) Other relevant considerations for Alinta Optionholders
Implementation of the Share Scheme is not conditional on Implementation of the Option Scheme.

If the Option Scheme is not Implemented but the Share Scheme is Implemented, the Alinta Options will not be cancelled and will continue to be held by Alinta Optionholders.

From the Effective Date of the Share Scheme, all outstanding Alinta Options (whether previously vested or not) will vest and can be exercised in accordance with their terms and conditions at any time until their expiry. As set out in sections 1.3 and 13.3, all Alinta Optionholders will have until the Exercise Deadline (expected to be 5.00pm WST (7.00pm AEST) on Tuesday, 21 August 2007) to exercise their Alinta Options in order to become Share Scheme Participants. Alinta Optionholders will need to fund the exercise of their Alinta Options.

On Implementation of the Share Scheme, Alinta will become a wholly-owned subsidiary of Bidder and an application will be made for Alinta to be delisted from ASX.

If the Option Scheme is not Implemented, for those Alinta Optionholders who do not exercise their Alinta Options by the Exercise Deadline, they would receive shares in an unlisted company if they exercise any of their Alinta Options after the Exercise Deadline. Alinta Optionholders would hold their Alinta Options, and any Alinta Shares acquired on exercise of their Alinta Options, subject to the Bidder's rights to compulsorily acquire them in accordance with Chapter 6A of the Corporations Act. If this circumstance arises it is the Bidder's current intention to exercise that right. See section 15.4 for more details.

2.9 Other relevant considerations for all Alinta Securityholders

(a) No superior competing proposal has emerged
Section 2.3 describes the process undertaken by the Alinta Board for the purpose of soliciting offers for Alinta.

Whilst there is a possibility that a superior competing proposal could be proposed for Alinta, since the commencement of the original process on 9 January 2007 the Alinta Board has not received a superior proposal to the Scheme Proposal and since the announcement on 11 May 2007 that the Alinta Board had agreed to recommend the Scheme Proposal from the Consortium, the Alinta Board has not received any competing proposal from any other party. As at the date of this Booklet, the Alinta Board has no basis for believing that any such proposal will be forthcoming.

(b) Exclusivity
The SIA includes certain obligations on Alinta not to solicit or initiate any discussions with third parties in relation to a Competing Proposal for Alinta during the term of the SIA.

While the Alinta Board must not solicit Competing Proposals for Alinta, the Alinta Board may respond to an approach from any third party in relation to a Competing Proposal, which may include:

(i) participating in negotiations or discussions in relation to a Competing Proposal;
(ii) providing any information for the purposes of enabling that third party to make a Competing Proposal; or
(iii) entering into a deed, arrangement or understanding in relation to a Competing Proposal requiring Alinta to abandon, or otherwise fail to proceed with, the Scheme Proposal,

if the Alinta Board determines, acting in good faith, that by not doing so they would be likely to breach their fiduciary or statutory duties.

Further details of this obligation are explained in section 13.

(c) Break Fee
The SIA provides that Alinta will pay a Break Fee of $59,250,000 to the Bidder in certain circumstances, including where:

(i) a Third Party Proposal becomes free from all defeating conditions and the third party acquires more than 50% of Alinta's ordinary share capital or all or the majority of the assets of the Alinta Group or otherwise merges or amalgamates with Alinta;
(ii) the majority of all Alinta Directors withdraw their recommendation of the Share Scheme in order to recommend an internal restructure of Alinta; or
(iii) Alinta is in material breach of its obligations under the SIA which has not been remedied within the time required.

Further details of the Break Fee provisions are set out in section 13.6(iv).



3 OVERVIEW OF ALINTA



3.1 History

Since the listing of Alinta's Predecessor in 2000, Alinta has progressed from a small, Western Australian gas distributor and retailer to a large listed energy infrastructure company with operations and investments across Australia and New Zealand. During this period Alinta undertook a number of company transforming transactions, namely:

(a) In 2003, negotiations with Aquila, United Energy and AMP resulted in a series of transactions in which Alinta became a manager and part owner of electricity and gas distribution assets worth $4 billion.

(b) In 2004, Alinta acquired the Australian and New Zealand power generation and gas transmission assets and wholesale gas trading and marketing business of Duke Energy for $1.69 billion.

(c) In 2004, Alinta, together with Alcoa of Australia Limited and Diversified Utility Energy Trusts, acquired the Dampier to Bunbury Natural Gas Pipeline for $1.86 billion. AAM provides various services in relation to the management, operation and maintenance and construction activities associated with the pipeline.

(d) In 2005, Alinta undertook the initial public offer of Alinta Infrastructure Holdings (**AIH**) (restructured owner of the Duke Energy assets) and in early 2007 completed the acquisition of AIH, bringing the power generation and gas transmission assets back into the Alinta Group.

(e) In 2006, Alinta effected the AGL Merger, resulting in the merger of Alinta's business with the asset management business, network asset interests and certain power generation assets of Alinta LGA (formerly The Australian Gas Light Company), and the sale of a 33% interest in Alinta's WA retail energy business to AGL Energy.

(f) In April 2007, the Wattle Point Assets were sold by Alinta LGA to Gas Investments Pty Ltd for $225 million.

(g) In June 2007, Alinta agreed arrangements with APA to allow termination of agreements under which Alinta operates and maintains various APA pipelines, together with the transfer of operating arrangements relating to non APA owned pipelines which operate in conjunction with APA owned pipelines, to an APA nominated buyer. The gross consideration payable by APA to Alinta for this arrangement is $210 million. The transaction is expected to settle in September 2007. For further information see section 10.8.

3.2 Profile

Alinta is an owner and operator of energy infrastructure and wholesale energy assets. Alinta's business consists of interests in:

(a) gas transmission pipelines;

(b) energy distribution networks;

(c) power generation;

(d) operation of infrastructure assets for Alinta and third parties;

(e) the Western Australia-based energy retail and generation business (AlintaAGL); and

(f) energy development and wholesale energy trading and marketing.

Alinta's assets and investments are illustrated below.

Figure 3.1: Alinta's business units


Alinta
INFRASTRUCTURE ASSETS
ASSET MANAGEMENT
ENERGY MARKETS
> Eastern Gas Pipeline
> Queensland Gas Pipeline
> Tasmanian Gas Pipeline
> VicHub
> APA Group (c.35%)
> Dampier-Bunbury Natural Gas Pipeline (17%)[1]
> Goldfields Gas Pipeline (11.8%)
> NSW Gas Networks
> AlintaGas Networks (74.1%)
> ActewAGL Gas Network (50%)
> Multinet Gas (20.1%)
> APA Group (c.35%)
> Victorian Electricity Distribution Network
> ActewAGL Electricity Network (50%)
> United Energy Distribution Network (34%)
> APA Group (c.35%)
> Port Hedland Power Station
> Glenbrook Power Station
> Newman Power Station
> Bairnsdale Power Station
> Cawse Cogeneration
> Alinta Asset Management
> AlintaAGL (67%)
WA Retail
WA Cogeneration
> Wesfarmers LPG
> Wholesale gas and electricity trading and marketing (AEATM)
> Energy development

Note to Figure 3.1:

1 Interest in DBNGP will increase to 20% following agreed capital contributions.

If the Scheme Proposal is implemented, Alinta understands that the Alinta Assets will be distributed amongst the Consortium Parties as illustrated in Figure 1.2 (Alinta asset allocation) in section 1.1.

Further information about Alinta's assets can be found in its 2006 Concise Annual Report, found at www.alinta.net.au

3.3 APA

Alinta has an ownership interest of approximately 35% in APA. It is proposed that the APA Securities will be distributed to Alinta Shareholders by way of an APA Dividend and a Capital Reduction as outlined in section 10. Further information in relation to the APA Securities and the APA Distribution is set out in section 10.

3.4 Alinta's Board

Chairman and Non-Executive Director

J H (John) Akehurst, MA Eng Sc (Oxon), FIMechE, FAICD

John Akehurst, 58, is a non-executive director of CSL Limited and Coogee Resources Limited. He is a consultant to RSA Consulting Pty Ltd and a senior adviser to McKinsey and Company. John has 30 years operational and management experience in the oil and gas industry. He is a former Chief Operating Officer and Chief Executive Officer of Woodside Petroleum Limited and a former non-executive director of Oil Search. John is a director of the University of WA Graduate School of Management and of Youth Focus. He joined the Board of Alinta's Predecessor as a non-executive director in July 2006 and the Alinta Board in October 2006. John was appointed Chairman of Alinta in January 2007 He is the Chairman of Alinta's Remuneration and Nomination Committee.

Non-Executive Directors

F E (Fiona) Harris, BCom, FCA, FAICD

Fiona Harris, 46, is a professional non-executive director Previously, she spent 14 years with a major chartered accounting firm in Perth, San Francisco and Sydney. Fiona was an Audit & Assurance partner in the New South Wales practice of that firm when she retired in 1994. She is a director of Perron Group Limited, PG Holdings Limited, Heytesbury Pty Ltd and WASO Holdings Ltd. Fiona is also President of the State Council of the Australian Institute of Company Directors and a member of their national Board. She has been a director of Alinta since October 2006 and of Alinta's Predecessor since its incorporation in January 2000.

Fiona was also previously a director of Portman Limited, Burswood Limited, Evans and Tate Limited, HBF Health Funds Inc, NM Rothschild & Sons (Australia) Ltd, Alinta Infrastructure Limited and Alinta Funds Management Limited. She is Chairman of Alinta's Audit and Risk Management Committee.

T R (Tina) McMeckan, BSc, MBA, FAICD

Tina McMeckan, 57, has substantial energy market and utilities infrastructure experience in power production, energy trading, networks and retail businesses in gas and electricity, having served on the boards of a number of corporations, including United Energy Limited, Snowy Hydro Trading, the Westar and Kinetik Energy Group and Solaris Power, and with the Victorian government on energy reform. Until recently, Tina was also a director of Alinta Infrastructure Limited and Alinta Funds Management Limited. She is Chairman of the Centre for Eye Research Australia Limited. Tina is also a director of Nanotechnology Victoria Limited, the Vision Co-operative Research Centre, the AusIndustry Research and Development Board Funds Management Committee and Deacons law firm. She has been a director of Alinta since October 2006 and Alinta's Predecessor since October 2003. Tina is a member of Alinta's Audit and Risk Management Committee and its Remuneration and Nomination Committee.

M J (Michael) Wilkins, BCom, MBA, DLI, FCA, FAICD

Michael Wilkins, 50, has considerable business, operational and management experience, particularly in the insurance and financial services sector. He is currently a consultant to Suncorp Metway Limited following that organisation's merger with Promina Group in March 2007 Michael was previously Managing Director of Promina Group from July 1999 until March 2007. He was also previously a director of Tyndall Australia Limited from January 1990 (Managing Director from April 1994) until the acquisition of that company by Promina Group in July 1999. Mr Wilkins is also a non-executive director of Maple-Brown Abbott Limited and recently retired as a director of the Insurance Council of Australia. He was President of the Insurance Council from 2003 until 2005 and is also a past director of the Investment and Financial Services Association. Michael has been a director of Alinta since October 2006 and Alinta's Predecessor since July 2005 and is a member of Alinta's Audit and Risk Management Committee and its Remuneration and Nomination Committee.

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4

OVERVIEW OF BID CONSORTIUM



4.1 The Consortium

Babcock & Brown (**B&B**), certain Australian listed infrastructure funds managed by B&B (Babcock & Brown Infrastructure (**BBI**), Babcock & Brown Power (**BBP**), Babcock & Brown Wind Partners (**BBW**)) and Singapore Power International Pte Ltd (**SPI**) have formed a Consortium for the purpose of the Scheme Proposal.

The Consortium is using ES&L Pty Ltd as a bidding vehicle to undertake the acquisition of Alinta.

Detail on the Consortium arrangements and structure is set out in section 15.8.

4.2 Description of the Consortium Parties

(a) Singapore Power International Pte Ltd
SPI is a wholly owned subsidiary of Singapore Power Limited (SP).

SP, with total assets of S$18.7 billion as at 31 March 2006, is one of the largest companies in Singapore. SP's strong capital structure is underscored by its high credit ratings, "Aa1" and "AA", accorded by Moody's Investors Service and Standard & Poor's respectively.

The principal businesses of SP and its subsidiaries are the ownership and operation of electricity and gas transmission and distribution businesses and the provision of market support services to the energy market in Singapore, serving over one million customers.

SP has existing business interests in Australia through its 51% owned Australian subsidiary, SP AusNet, which owns Victoria's primary electricity transmission network, an electricity distribution network located in eastern Victoria and a gas distribution network located in western Victoria. SP AusNet has a primary listing on the ASX and a secondary listing on the Singapore Exchange

For further information, please visit: www.singaporepower.com.sg

(b) Babcock & Brown (ASX:BNB)
B&B is a global investment and advisory firm with longstanding capabilities in structured finance and the creation, origination, syndication and management of asset- and cash flow-based investments. B&B was founded in 1977 and was listed on the ASX in October 2004. As at 27 June 2007, B&B had a market capitalisation in excess of $9.4 billion.

B&B operates from 28 offices across Australia, North America, Europe, Asia, United Arab Emirates and Africa and has in excess of 1,000 employees worldwide.

B&B has five operating divisions: real estate, infrastructure, operating leasing, structured finance and corporate finance.

In 2006, the infrastructure division was the largest division by net revenue within B&B and is one of the leading infrastructure investment groups globally. B&B has demonstrable global expertise in developing and operating both traditional and renewable power generation plants and the running of power transmission businesses.

B&B has created a number of B&B managed infrastructure funds including BBI, BBP and BBW, where B&B acts as an external manager through various subsidiaries. These funds have the benefit of access to B&B's global infrastructure expertise including access to the skills and expertise of in excess of 390 people in 21 offices worldwide. Further detail on the relationship between B&B and its managed funds is set out in section 9.

Through its managed funds, B&B has a strong presence in the Australian infrastructure market and in particular in Western Australia with existing investments including the Alinta Wind Farm project (BBW), the NewGen Kwinana Power Station (BBP) and WestNet Rail (BBI).

For further information please visit: www.babcockbrown.com

(c) B&B Funds
The following B&B Funds are participating in the Consortium.



BABCOCK & BROWN INFRASTRUCTURE

Figure 4.1: Babcock & Brown Infrastructure

	At listing on 24 June 2002	At 27 June 2007
Market capitalisation	$314.65 million[23]	$3.2 billion[24]
Assets	Dalrymple Bay Coal Terminal (DBCT)	Transport: DBCT, PD Ports, Water Container Transport NV, WestNet Rail, Tarragona Port Services Energy Transmission and Distribution: Powerco, International Energy Group, Cross Sound Cable
BBI Distribution	FY03: 10.25 cents per stapled security (based on a fully paid security), fully tax-deferred	Forecast FY07: 14.25 cents per stapled security, fully tax-deferred
Future growth	– The acquisition of the remaining 49% of WestNet Rail, 49% interest in WCT and 49% interest in TPS – Further expansion of DBCT – A number of potential European port acquisitions – Development of a deep sea container terminal at PD Ports	

For further information please visit: www.bbinfrastructure.com

Notes:
23 Originally listed as Prime Infrastructure (ASX:PIF) with 284.5 million $1.00 stapled securities partly paid to $0.70 and 115.5 million fully paid $1.00 stapled securities.
24 Based on the closing price of $1.71 on ASX on 27 June 2007.



BABCOCK & BROWN POWER

Figure 4.2: Babcock & Brown Power

	At listing on 11 December 2006	At 27 June 2007
Market capitalisation	$898 million[25]	$1.2 billion[26]
Assets	7 operating power stations in Australia 1 power station under construction in Australia	
BBP Distribution	Forecast FY07: 14.0 cents per stapled security since listing on 11 December 2006, fully tax-deferred	
Future growth	– NewGen Kwinana power station under construction and Uranquinty power station investment under active consideration – Organic growth through the power supply shortage in the Australian NEM	

For further information please visit: www.bbpower.com

Notes:

25 Based on the offer price under the initial public offer of $2.50.

26 Based on the closing price of $3.39 on ASX on 27 June 2007.



BABCOCK & BROWN
WIND PARTNERS

Figure 4.3: Babcock & Brown Wind Partners

	At listing on 28 October 2005	At 27 June 2007
Market capitalisation	$692 million[27]	$1.3 billion[28]
Assets	Interests in 15 wind farms in three continents and four countries with total installed capacity of 672MW	Interests in 33 wind farms in three continents and five countries with total installed capacity of over 1,600MW
BBW Distribution	FY06: 10.2 cents per stapled security, fully tax-deferred	Forecast FY07: 12.5 cents per stapled security, expected to be fully tax-deferred
Future growth	– Possible acquisition of at least 50% interest in 524MW Enersis portfolio – Acquisition of further wind farm assets under existing framework agreements – Possible acquisition of 375MW Class B member interests in Us07 portfolio (BBW's proposed proportional equity interest only), both under active consideration	

For further information please visit: www.bbwindpartners.com

Further details of each of the B&B Funds is set out in sections 6, 7 and 8.

Notes:
27 Based on the offer price under the initial public offer.
28 Based on the closing price of $1.865 on ASX on 27 June 2007.

4.3 Consortium's current intentions

(a) Overview

This section describes the Consortium's current intentions in relation to the acquisition of Alinta including the following:

(i) the allocation of the Alinta Assets between Consortium Parties;
(ii) the continued operation of the Alinta Assets;
(iii) the future employment of the present Alinta employees,
(iv) the Alinta executive management, Alinta Board and responsible entities of trusts within the Alinta Group;
(v) B&B's intentions regarding its current shareholding in Alinta; and
(vi) the Consortium's process for further review of the Alinta Assets and Alinta's corporate functions.

The Consortium's due diligence in respect of Alinta to date has been limited to that undertaken on public information and information made available by Alinta. A transition committee has been established comprising representatives from both Alinta and the Consortium to facilitate the exchange of information. This section 4.3 has been prepared on the basis of information available to the Consortium and the general business environment as at the date of preparing this Booklet. Accordingly, this section 4.3 represents the Consortium's current intentions which are subject to modification and refinement as new information becomes available or as circumstances require.

If the Scheme Proposal is implemented, each of the Consortium Parties intends in the following six months to perform a Review of the structure and operations of the Alinta Assets allocated to that party and of how those assets interact with other Alinta Assets and that Consortium Party's own assets to evaluate the depth of operational synergies. In particular, detailed organisational, financial, strategic and operational reviews of the Alinta Assets will be undertaken in order to better evaluate the performance, profitability and prospects of the Alinta Assets and to maximise the opportunities available to each of the Consortium Parties. The Review will assess opportunities for obtaining efficiency gains in these areas and to avoid any duplication of functions currently being undertaken by the Consortium Parties. In particular, a plan for the Review of Alinta's information technology systems has commenced including identifying existing applications, developing transitional plans, identifying critical management information flows and undertaking due diligence on licensing and separation issues.

(b) Allocation of Alinta Assets

If the Scheme Proposal is implemented, the Alinta Assets will be restructured and apportioned among the Consortium Parties as set out in Figure 1.2 in section 1.1.

Broadly, B&B and the B&B Funds will acquire the Alinta Assets on the west coast of Australia as well as certain complementary assets on the east coast of Australia. SPI will acquire the majority of the east coast Alinta Assets. The asset split is designed to best match each Consortium Party's respective operational strengths and strategic drivers.

Further information on the arrangements regarding the separation of the Alinta Assets among the Consortium Parties is set out in sections 15.8, 15.9 and 15.12.

(c) Continuation of business

(i) General

In the short term, the Consortium intends the Alinta Assets to be operated similarly to how they have been operated historically. It is intended that the current business organisation for individual Alinta Assets allocated to each Consortium Party will be maintained and that the Alinta Assets will be operated as standalone businesses in the relevant B&B Funds or SPI while the Consortium Parties undertake their respective operational reviews of the Alinta Assets.

It is also intended that where a Consortium Party exercises management control over an Alinta Asset, that party will seek to maximise the performance of that asset including through the identification of areas for operational improvement and synergies.

For those Alinta Assets which cannot be immediately transferred to the relevant Consortium Party, it is intended that the relevant party will be entitled to appoint board representatives to each relevant company to oversee the continued management of such assets. In addition, subcontracting or other arrangements described in section 15.12(b) will be adopted if third party consent issues delay or prevent the transfer of any Alinta Asset to the relevant Consortium Party.

The Consortium intends to complete the transaction with APA described in section 10.8.

(ii) SPI continuation of business

SPI intends to maximise the performance of SPI's Alinta Assets, especially the eastern Australian asset management component of AAM and Agility Management Pty Ltd which will be separated from the Western Australian based businesses being acquired by BBI as described in section 4.3(c)(iii)(B).

SPI proposes to provide SP AusNet with an opportunity to acquire all of the regulated or contracted Alinta Assets which have been allocated to SPI following implementation of the Scheme Proposal.

SP AusNet has established an independent process to assess that opportunity. SP AusNet owns a number of substantial energy infrastructure assets (see section 4.2(a)) and may explore opportunities to achieve synergies from the ownership and operation of those assets together with any of SPI's Alinta Assets which SP AusNet may acquire.

If SP AusNet elects not to acquire any of SPI's Alinta Assets, SPI will consider the potential to combine its Australian based management resources (housed in its Australian subsidiary, SPI Management Services Pty Ltd) with resources associated with SPI's Alinta Assets. SPI may also consider avenues to achieve operational synergies in conjunction with SP AusNet.

(iii) BBI continuation of business

Specific strategies currently under consideration by BBI are described below.

(A) Management

It is expected that executives drawn from BBI's energy division would be appointed as BBI's nominees to the boards of each of AlintaGas Networks (**AGN**), Multinet Gas Network (**MGN**) and Dampier to Bunbury Natural Gas Pipeline (**DBNGP**) along with representatives from Alinta's existing management team where appropriate.

BBI intends to manage its wholly owned interest in Tasmanian Gas Pipeline (**TGP**) and the Western Australian operations and maintenance business using its current Powerco and WestNet Rail management and board reporting structures, respectively, supplemented where appropriate with appointments from Alinta's existing management team.

(B) Operations

The Review process will assess opportunities for integrating the TGP into the Powerco Tasmania gas distribution network business. SPI will be responsible for operating the TGP under a commercial operating services contract, the terms of which will be agreed between SPI and BBI.

Following the acquisition of Alinta Asset Management (**AAM**) under the Scheme Proposal, the Western Australian asset management component of AAM will require separation from the eastern-based business being acquired by SPI. BBI and SPI are in the process of developing an operational separation plan to achieve this (although for some resources and facilities, transitional service arrangements may need to be implemented between BBI and SPI). It is intended that the Western Australian asset management component of AAM will be restructured and resourced to be an asset management operation focussed on the infrastructure sector in Western Australia (the Western Australia operations and maintenance business).

(iv) BBP continuation of business

BBP intends to use the knowledge and experience available in its present operations and from the existing Alinta management team to strengthen the operational performance of the BBP Alinta Assets, identify and implement operational synergies, provide technical support and ensure asset and life management processes are in place.

BBP also intends to review the feasibility of certain growth opportunities in relation to the BBP Alinta Assets.

BBP proposes to enter into BBP Asset Management Agreements with each of the relevant entities that own the BBP Alinta Assets. Further information on BBP Asset Management Agreements is set out in section 7.14(b).

(d) Future employment of present Alinta Group employees

(i) General

The Consortium recognises Alinta's key assets include its staff and management, who collectively have contributed to Alinta's strong results in recent years. Subject to the Review and the specific intentions of the Consortium Parties outlined below, in general, employment arrangements for Alinta Group employees are unlikely to change significantly in the short term.

The Review would seek to enable SPI and B&B to benefit from Alinta's high quality employees, with the view to maintaining and improving Alinta's past performance within each business and asset group. However, a potential consequence of the Review may be that a certain number of Alinta head office or other management employees are offered redundancies. Each Consortium Party (other than BBW) will be responsible for a portion of any redundancy costs associated with such employees in accordance with their respective Participating Percentage. Where appropriate, the Consortium Parties will look to utilise the services and skills of Alinta head office and other management employees, either in the integrated Alinta business or else in the broader businesses of the Consortium Parties, whether in Perth or otherwise. Each of the Consortium Parties will respect legal obligations regarding employment terms and conditions of Alinta Group employees.

(ii) SPI's current intention in relation to employees of SPI's Alinta Assets

As noted above, SPI intends, in the short term, to operate SPI's Alinta Assets similarly to how they have been operated historically. Accordingly, the employment arrangements for the employees of SPI's Alinta Assets are unlikely to change significantly in the short term.

(iii) BBI's current intention in relation to employees of BBI Alinta Assets

(A) Partly-owned entities

With respect to the non wholly owned BBI Alinta Assets (including AGN and DBNGP), resourcing will continue to be managed by the boards of those respective entities on which BBI appointed executives will participate.

(B) TGP

BBI plans to manage the TGP assets out of Powerco Tasmania's existing operational headquarters in Launceston, Tasmania. As stated above, operation of the TGP will be undertaken by SPI, and accordingly it is intended that AAM employees currently involved in providing operations and maintenance services to the TGP would become employees of SPI.

(C) AAM

BBI plans to operate the Western Australian operations and maintenance business (the Western Australian business of the restructured AAM allocated to BBI) and WestNet Rail businesses as standalone entities. However, where appropriate, BBI may create a single, integrated Perth-based corporate services support centre and head office for these businesses.

In this regard, BBI plans to retain all key AAM staff required to ensure the new Western Australian operations and maintenance business fully meets its obligations to its current clients and is well positioned for growth, providing services to prospective clients.

(iv) BBP's current intention in relation to employees of BBP Alinta Assets

(A) Power generation employees

In the short term, BBP intends to operate the BBP Alinta Assets similarly to how they were operated under Alinta ownership. As such, in the short term the employment arrangements for power station employees are not envisaged to change.

(B) Energy market employees (AlintaAGL)

If BBP acquires a 100% interest in AlintaAGL, it is expected that the majority of the employees currently engaged in energy retailing will be retained and the retailing operation will continue in its current format for the short term.

(C) Other employees

In addition to the power station employees and employees involved in the retail operations, BBP will be responsible for the employees of AEATM.[29] It is expected that these employees will continue to work in a similar role.

(e) Executive Management, board and responsible entity

The Consortium intends:

> as soon as practicable after the Implementation Date, to replace directors on and/or appoint new directors to the board of each entity acquired. The appointments will be nominated by the Consortium Party that has been allocated the Alinta Asset(s);

> to implement appropriate policies and delegations;

> to consider the size and composition of the executive management team of Alinta (subject to the Review). Further, during the Review the identities of any necessary replacements for senior managers will be identified by the Consortium; and

> to acquire the responsible entity of Alinta Infrastructure Trust (**AIT**) and Alinta Infrastructure Investment Trust (**AIIT**) (i.e. Alinta Funds Management Limited) or replace the responsible entity.

(f) Wattle Point sale proceeds

On 23 April 2007, Alinta completed the sale of the Wattle Point Assets to a wholly owned subsidiary of ANZ's Energy Infrastructure Trust for $225 million. On Implementation of the Scheme Proposal, BBW will receive $211 million of the sale proceeds in consideration for the issue of 130.1 million BBW Stapled Securities and net payment of $9.5 million in cash. This is expected to provide BBW with enhanced capacity to pursue a range of identified value accretive opportunities.

(g) B&B's intentions regarding its current holding in Alinta

Of the 495,218,848 Alinta Shares on issue, B&B currently holds 13,361,992 Alinta Shares which represents a 2.7% shareholding in Alinta. These shares form a different class for the purpose of the Share Scheme and, as such, consent to the Share Scheme will be given separately from other Alinta Shareholders and these shares will not be voted at the Share Scheme Meeting. B&B intends to vote its shares at the General Meeting in favour of the Capital Reduction.

B&B also intends to elect the Maximum Securities Alternative in respect of its Alinta Shares.

Of the 5,461,435 Alinta Options on issue, B&B currently holds none.

(h) The Consortium's intentions regarding Alinta's external debt funding

The Consortium members between them have committed external debt funding capacity to enable the repayment of the majority of external debt borrowed by AEH, Alinta LGA and Alinta 2000 (**Non-asset Specific Alinta Debt**). The Consortium intends to enter into negotiations with Alinta's lenders concerning the retention of some or all of the Non-asset Specific Alinta Debt. Based on the outcome of these negotiations the Consortium may choose to repay some of the Non-asset Specific Alinta Debt by drawing down on its external debt funding.

Notes:

29 BBP is expected to own AEATM and assume its related assets and liabilities. However, currently the Consortium Parties have not reached final agreement regarding the ownership of AEATM.



5 BABCOCK & BROWN INFRASTRUCTURE



5.1 Overview

Under the Share Scheme, Alinta Shareholders may receive BBI Stapled Securities and BBI EPS as part of the Share Scheme Consideration (details of BBI EPS are set out in section 6).

BBI was listed on ASX in June 2002[30] and consists of a diversified portfolio of infrastructure and utility assets.

BBI's investment strategy focuses on acquiring, managing and operating quality infrastructure assets in two distinct asset classes with global geographic coverage: energy transmission and distribution and transport infrastructure. Assets are located across three regions including Australasia, North America and Europe. BBI seeks to optimise the management and operations of those assets to provide investors with attractive, stable and reliable distributions together with potential for capital growth.

The combination of BBI's existing assets with the BBI Alinta Assets will further enhance and diversify BBI's portfolio of energy transmission and distribution assets and is expected to strengthen future operating cash flows and distributions.

Following the acquisition of the BBI Alinta Assets, the value of BBI's total assets (including the value of BBI Alinta Assets) is expected to increase to $11.5 billion and its market capitalisation[31] will increase to approximately $3.8 billion, making BBI approximately the 76th largest company by market capitalisation[32] out of companies included in the All Ordinaries Index.

5.2 BBI Stapled Security prices and returns

As at 27 June 2007, BBI had achieved a Total Securityholder Return of approximately 213% since listing in June 2002 and had outperformed Standard & Poor's ASX 200 Accumulation Index (which has increased by 135%) by 58% over the same period.[33] The BBI Stapled Security price performance and volume of securities traded since the date of listing are illustrated in Figure 5.1.

BBI has reaffirmed its distribution guidance of 14.25 cents per BBI Stapled Security for BBI FY07 and BBI is also targeting distributions per security for BBI FY08 and BBI FY09 of approximately 15.0 cents and 16.0 cents respectively.[34] These distributions are expected to be paid substantially from operating cash flows and fully tax deferred until at least June 2008.

BBI Stapled Securities issued as part of the Share Scheme Consideration for Alinta Shareholders will be eligible for the full BBI Distribution payable for the six months ending 31 December 2007.

5.3 Industry overview

(a) Energy transmission and distribution

BBI has significant interests in energy transmission and distribution assets in Australia, New Zealand, United Kingdom, Channel Islands (Jersey and Guernsey), Isle of Man, Portugal and the United States. BBI owns the infrastructure which transports energy across key networks to end-users. Due to the monopolistic and essential nature of these assets, the assets are mostly subject to established regulatory frameworks which control or influence prices that can be charged to customers or retailers. The assets in these businesses are of a long-life nature with largely predictable cost and replacement investment profiles. Regulatory rulings are typically for five year periods or longer, leading to relatively predictable and stable cash flows over those periods.

Figure 5.1: BBI Stapled Security price and volume history



2.00
1.50
1.00
0.50
0.00
Price (A$)
BBI Stapled Securities issue price
40,000
30,000
20,000
10,000
0
Volume ('000)
Volume
BBI Closing Price
21 Jun 02
22 Jun 03
24 Jun 05
27 Jun 07

Notes:
30 Originally listed as Prime Infrastructure (PIF.ASX).
31 On the basis of a BBI Stapled Security price of $1.71 on 27 June 2007 and an increase of 377 million BBI Stapled Securities on issue following implementation of the Scheme Proposal (assuming the maximum 800 million issuance of BBI EPS)
32 Based on the market capitalisation of ASX listed stocks on 27 June 2007.
33 On the basis of a BBI Stapled Security price of $1.71 on 27 June 2007.
34 BBI is targeting distributions for BBI FY08 and BBI FY09 of approximately 15.0 cents and 16.0 cents respectively, provided the following key assumptions are achieved: no material adverse change to key tax or regulatory environments and completion of the Dalrymple Bay Coal Terminal expansion in line with schedule

Revenues from transmission and distribution assets are derived through a combination of fixed charges for the provision of the utility asset and service, and variable charges based on consumption. These charges may be provided for through long-term bilateral or multilateral contracts (commonly the case for transmission assets), or through a series of shorter-term arrangements directly with either the end-users of energy or an intermediary retailer (commonly the case with *distribution* assets).

Operating costs of these businesses tend to be predominantly fixed, or effectively passed through to end-users through the structure of the charges.

(b) Transport infrastructure

BBI also has interests in several transport infrastructure businesses. These businesses own critical infrastructure which supports industrial transportation of commodities via rail and/or sea (port facilities). BBI focuses on purchasing transport infrastructure assets which are monopolistic in nature and have strong growth potential. These assets also tend to have relatively predictable and stable cash flows, due to their monopolistic nature and long-term demand from customers and/or the regulatory environment within which they operate.

Some assets within this industry sector are subject to established regulatory frameworks which influence their pricing and risk profile; some assets possess statutory authority rights, while others have long-term contractual arrangements in place.

5.4 BBI corporate structure

BBI is a stapled structure comprising:

> Babcock & Brown Infrastructure Limited (**BBIL**), an Australian public company; and

> Babcock & Brown Infrastructure Trust (**BBIT**), an Australian registered scheme.

Each share in BBIL is stapled to a unit in BBIT, collectively referred to as a BBI Stapled Security. As a result of the stapling, shares in BBIL and their corresponding units in BBIT may not be separately traded.

The responsible entity of BBIT is Babcock & Brown Investor Services Limited (**BBIS**).

Babcock & Brown Infrastructure Management Pty Limited (**BBIM**) is the Manager of each of BBIL and BBIT under long-term management agreements.

BBIS and BBIM are subsidiaries of B&B.

Details of the management arrangements are set out in section 5.14 (b).

Details of the corporate governance of BBI and BBI's relationship with B&B are set out in section 9.

A summary of the BBI corporate and asset ownership structure – both current and following Implementation of the Scheme Proposal – is illustrated in Figure 5.2.

Figure 5.2: BBI corporate and ownership structure



BBI Stapled Securityholders
BBIS Directors
2 Babcock & Brown
3 Independent
Stapled
Responsible Entity
BBIS
BBIL Directors
2 Babcock & Brown
2 Independent
BBIL
BBIT
Manager
BBIM
Transportation Infrastructure
Energy Transmission and Distribution
100%
DBCT
100%
PD Ports
51%
WCT
51%
WestNet Rail
51%
TPS
100%
Powerco
100%
IEG
100%
CSC
100%
BBI
74.1%
Networks
20.1%
Network
17%
DBNGP
100%
100%

Note to Figure 5.2:

1 Interest in DBNGP will increase to 20% following agreed capital contributions.

5.5 BBI's existing assets

(a) Energy transmission and distribution assets

(i) Powerco – 100%

Powerco is the second largest electricity and gas distribution business in New Zealand with over 400,000 connections (approximately 298,000 electricity connections, around 16% of New Zealand's electricity consumers, and 104,000 gas connections, around 46% of New Zealand's gas consumers) across a service area of over 39,000 square kilometres in the North Island.

The electricity distribution business is regulated via a price and quality threshold (CPI-X) regime and a reset of the thresholds is due in April 2009. The gas distribution business is regulated under a provisional price control authorisation.

Powerco also owns and operates a gas distribution network (as sole reticulated gas distributor) and retail business in Tasmania. Powerco's Tasmanian operations are not subject to specific economic regulation.

Across all of its businesses, Powerco has a broad, low volatility customer base, diversified both regionally and by customer class. Electricity and gas customers are largely residential and contracted via retail energy companies.

Demand for Powerco's product is governed by general energy demand and consumption levels, new connections as a result of new housing and residential and commercial developments, in addition to regional economic and population growth.

(ii) International Energy Group (IEG) – 100%

IEG is a natural gas and LPG distribution and supply business that owns monopoly gas utilities located in the United Kingdom, the Channel Islands (Guernsey and Jersey), the Isle of Man and Portugal.

IEG has a strong market position in an industry that has high barriers to entry for potential competitors. IEG is the second largest, independent, licensed, piped, natural gas transporter in the United Kingdom by number of customers and the sole distributor of gas and electricity in the Channel Islands (Guernsey and Jersey) and the Isle of Man. IEG is the second largest owner/operator of piped liquid petroleum gas networks in Portugal by customer connections.

It operates in new gas and electricity connection markets created by the limited issuance of distribution licences by the Office of Gas and Electricity Markets (the United Kingdom regulator of the independent gas and electricity transportation sector).

In the United Kingdom, capacity charges (fixed revenue per connection) are regulated, whereas operations in the Channel Islands (Guernsey and Jersey) and Isle of Man are not presently regulated but are monitored. Portugal is an open market with no economic regulation.

IEG's wholesale businesses are characterised by a broad and stable customer base with existing installed connections providing an "availability based" income stream from a group of high credit quality counterparties with minimal operating costs.

Customers in the United Kingdom are largely residential and in the Channel Islands (Guernsey and Jersey), Isle of Man and Portugal, contracts are direct with commercial and residential end-users.

IEG's growth depends on new connections in gas and electricity in addition to general economic development and growth in the United Kingdom.

(iii) Cross Sound Cable (CSC) – 100%

The CSC is a 39 kilometre, 330MW high voltage direct current submarine transmission interconnector linking the electricity grids of New England and New York in the United States. The transmission system is a monopoly asset and an essential component of the capacity constrained New York and New England electricity markets.

The entire 330MW of transmission capacity of the cable is under long-term contract to the Long Island Power Authority, a creditworthy (A3/A- rated) municipal power authority, until June 2032. The contract provides a high level of revenue certainty from a strong counterparty for an extended period, with growth in capacity rates built into the contract.

(b) Transport assets

(i) Dalrymple Bay Coal Terminal (DBCT) – 100%

DBCT is one of the world's largest coal terminals and is strategically positioned near Mackay in Queensland as the largest export gateway for the Bowen Basin coal mining region in central Queensland.

The terminal is integrated with rail infrastructure owned and operated by Queensland Government owned Queensland Rail and blends and exports metallurgical and thermal coal.

The terms and conditions of access by customers to the services provided by DBCT, including the tariff that can be charged, are regulated by the Queensland Competition Authority, which also approves the inclusion of expansion projects in the regulated asset base.

DBCT's customers include Bowen Basin-based coal mines owned by some of the world's largest mining companies. Customer agreements contain long-term take-or-pay provisions such that revenue is not impacted by actual annual coal throughput at DBCT, although DBCT's long-term growth is dependent on international coal demand.

(ii) PD Ports – 100%

PD Ports is a diversified port services group organised into two key business units: port operations and conservancy, and property. It operates in northern England in the United Kingdom. PD Ports owns a number of port assets, including the Port of Tees (with its unique natural deepwater harbour) and Hartlepool, that collectively represent the third largest port business in the United Kingdom (by volume), and provide a range of cargo handling services to users of these ports. PD Ports owns and operates a logistics business in support of port operations. Its asset base also includes an extensive property portfolio of over 925 hectares, of which over 85% is freehold land around the Port of Tees, which is strategic to the port.

The operations of PD Ports are not regulated but the bulk of the income is protected by a statutory right to collect conservancy (toll-like dues payable by vessels using the Tees River). PD Ports also sets its own lease rates for freehold property.

PD Ports has a range of long-term contracts with strong, established counterparties including large multinationals with growth driven by industrial and commercial activity in the northern United Kingdom.

In July 2006, BBI acquired a 51% interest in Water Container Transport NV (**WCT**). WCT is the owner and operator of an inland container terminal in Meerhout (Belgium) with a throughput of over 180,000 twenty foot equivalent units (TEU) per annum and has key feeder links to the major container terminals of Antwerp, Rotterdam, Amsterdam and Zeebrugge, which together handle over 17 million TEU per annum. While BBI's 51% interest in WCT is not held via PD Ports, PD Ports provides management services and assistance to WCT.

In May 2007 BBI acquired a 51% interest in Tarragona Port Services S.L (**TPS**). TPS, based in the Port of Tarragona in the north east of Spain, is a group of companies providing port terminal and maritime freight transport services to its five dry bulk concessions. TPS is the largest dry bulk stevedore by volume in the Port of Tarragona with over 7.5 million tonnes per annum, and controls over 50% of total port traffic (by tonnage). TPS supplies thermal coal to a number of power stations in Spain and Italy and supplies bulk materials to a significant industrial base in its regional hinterland.

Like WCT, BBI's 51% interest in TPS is not held via PD Ports; however PD Ports provides management services and assistance to TPS.

(iii) WestNet Rail – 51%

WestNet Rail is a rail infrastructure owner and rail access provider operating in Western Australia with a long-term arrangement to lease track from the Western Australian Government. Its track infrastructure serves as a crucial transport link to a number of Western Australian mining operations.

The "below-rail" business revenue is derived from access charges paid by "above-rail" operators or directly by customers. There are long-term access agreements in place with strong blue-chip customers (including an agreement with Queensland Rail). Floor and ceiling access prices are regulated by the Economic Regulation Authority, Western Australia.

Revenue growth will be driven by Western Australian GDP growth and global economic activity and commodity demand that will impact the level of mine expansion activities of current users in addition to new users.

BBI currently has a 51% interest in WestNet Rail, with a call option to acquire the remaining 49% minority interest that can be exercised between June 2007 and March 2008, payable either in cash or BBI Stapled Securities. BBI currently intends to exercise this option.

BBI has a history of making acquisitions and at any time may be considering various acquisition opportunities. In the period prior to the Implementation Date BBI may be undertaking due diligence investigations or be in negotiations in relation to various acquisition opportunities. This may result in BBI making acquisitions prior to or shortly after the Implementation Date.

5.6 Alinta Assets to be acquired

The BBI Alinta Assets include:

(a) AlintaGas Networks (AGN) – 74.1%

Alinta has a 74.1% interest in AGN in Western Australia, comprising approximately 12,000 kilometres of gas distribution pipelines that deliver over 30PJ of gas per annum to approximately 570,000 customer connections as at 31 March 2007 in and around Perth. AGN also owns two small distribution networks in regional Western Australia.

(b) Multinet Gas Network (MGN) – 20.1%

Alinta owns a 20.1% interest in MGN in Victoria, covering approximately 1,700 square kilometres in Melbourne's east delivering around 60PJ of gas per annum to over 646,000 end-users.

(c) Dampier to Bunbury Natural Gas Pipeline (DBNGP) – 17%

Alinta has an interest of approximately 17%[35] in DBNGP, which spans approximately 1,600 kilometres from the Pilbara region to the south west of Western Australia. Diversified Utility Energy Trusts (currently 66%) and Alcoa of Australia Limited (currently 17%) hold the other interests in DBNGP. The pipeline is undergoing significant expansion as a result of the Stage 5A Program (approximately $700 million) and the recently completed Stage 4 Program (approximately $430 million). Alinta's interest in DBNGP will change concurrently with such investments in capital expenditure up to a maximum 20% (a level expected to be reached during calendar year 2008).

(d) Tasmanian Gas Pipeline (TGP) – 100%

TGP, wholly owned by Alinta, is 734 kilometres long and is a sub-sea and onshore gas pipeline system that transports gas from the Longford Compressor Station in Victoria to Tasmania.

(e) Alinta Asset Management (AAM) – 100%

AAM operates and manages regulated and non-regulated energy assets and provides management services to asset owners across all business areas. These services include operations, maintenance, commercial, corporate support, engineering, regulatory compliance and information technology. AAM undertakes business activities in the eastern and western seaboards of Australia.

Under agreements among the Consortium Parties, BBI will acquire the assets, contracts and business of AAM that relate to its pipeline and network activities in Western Australia, excluding the Parmelia pipeline operating contract, which will form the basis of the new Western Australian operations and maintenance business. SPI will acquire all other assets, contracts and business of AAM, including the Parmelia pipeline operation.

(f) Location of assets

An illustration of the location of BBI's existing assets and the BBI Alinta Assets is set out in Part A.

(g) Key benefits to BBI from the acquisition

The key benefits that the BBI Alinta Assets provide to the BBI portfolio include that they:

> increase the geographic diversity of the BBI portfolio;
> expand BBI's footprint in the growing Western Australian energy infrastructure market;
> provide access to additional organic growth and acquisition opportunities;
> enhance the natural gas infrastructure operational capability within the BBI portfolio;
> leverage existing Powerco and WestNet Rail operations and management structures and expertise in Australia, and
> consolidate BBI's strategic position in the growing and developing Tasmanian natural gas market.

5.7 BBI's key strengths and investment strategy

(a) Key strengths of the business model

(i) Strong, stable and diverse cash flows

BBI's cash flows are relatively stable and predictable due to the nature of the assets it owns. In the main, the assets are essential/monopoly infrastructure with a regulated income stream and/or long-term off-take contracts with creditworthy counterparties.

Additionally, the diversification of income geographically, across business sectors and regulatory jurisdictions, improves the quality of BBI's cash flows.

(ii) BBI Distributions have been paid from operating cash flows

Returns to BBI Stapled Securityholders are sustainable given that BBI's historical distributions have not relied upon further capital restructuring initiatives but on the operating performance and cash flow contributions of the underlying portfolio of assets. Furthermore, BBI has historically paid 100% tax-deferred distributions. It is currently anticipated that this 100% tax-deferred status will be maintained at least to 30 June 2008.

(iii) Growth opportunities

BBI's strategic planning process ensures the ongoing identification of operating and capital investment programs, appropriate acquisition opportunities in that particular market or geography and the alignment of growth opportunities for each asset.

Growth opportunities for BBI include the following:

(A) Organic growth opportunities including:

> New customer connections and average consumption increases per customer (for IEG and Powerco for example).
> New throughput and commodity haulage opportunities from the economic growth in Western Australia (for example WestNet Rail).

(B) Expansion of BBI's existing assets including:

> DBCT 7X expansion project to meet ongoing customer demand. DBCT's capacity is being expanded to 85Mtpa (currently approximately 59Mtpa). This expansion project is called the DBCT 7X expansion project. There are three phases to the DBCT 7X project. Phase 1 is expected to lift DBCT capacity to 68Mtpa, phase 2 to 80Mtpa and phase 3 to 85Mtpa. Phase 1's targeted completion date is December 2007, with phase 2 and phase 3 (undertaken concurrently) targeting commissioning by the end of 2008.
> PD Ports – Victoria Harbour land development over the next 20 years; potential heavy crude oil project creating port growth opportunities; Northern Gateway (new northern container port facility on site at Teesside); LNG re-gasification and plant facilities; ASDA warehouse replication and use of existing vacant land facilities by power generators using biomass and coal feedstock.

Note:
35 The exact interest in this asset changes with progressive investments in capital expenditure.

(C) Acquisition growth opportunities including:

> The possible acquisition of NorthWestern:
  BBI has entered into an agreement to acquire NorthWestern Energy Corporation (**NorthWestern**) for $2.8 billion (US$2.2 billion). Completion is subject to the approval of NorthWestern shareholders and various US state and federal regulatory authorities. All of the required approvals have been received, with the exception of the Montana Public Service Commission (**MPSC**).
  NorthWestern is a vertically integrated electricity and gas transmission and distribution utility servicing the regions of Montana, South Dakota and Nebraska in the United States. NorthWestern operates over 30,000 miles of electric transmission and distribution lines and 7,800 miles of gas transmission and distribution pipelines. In addition, NorthWestern owns approximately 310MW of regulated and 225MW of unregulated electricity generation assets.
  BBI lodged its application for approval from the MPSC in June 2006. Several parties intervened in BBI and NorthWestern's application proceeding. Following the conclusion of a hearing process, at a working group meeting of the MPSC held on 23 May 2007, the five commissioners of the MPSC instructed the MPSC staff to draft an order rejecting BBI and NorthWestern's application for approval. On June 25 2007 (before the MPSC had formally voted on the application), BBI and NorthWestern lodged with the MPSC an application for rehearing of the approval, based on revised acquisition terms. When it considers the application for rehearing, the MPSC may elect not to grant the rehearing, in which case it is likely to vote to reject the approval. If the MPSC decides to grant the rehearing, BBI would request an expedited procedure for the MPSC to consider the revised terms.

> European port opportunities:
  BBI is actively pursuing a range of accretive (on a distribution per BBI Stapled Security basis) port acquisition opportunities in a number of jurisdictions in Europe. BBI is in exclusive discussions with a number of vendors in respect of acquiring controlling interests in these port opportunities with detailed due diligence now underway. The proportionate controlling interests in these ports have a cumulative enterprise value in excess of $675 million and an equity requirement in excess of approximately $350 million. Each transaction, if successful, is expected to complete in the first half of the 2008 financial year at multiples that are expected to be immediately accretive (on a distribution per BBI Stapled Security basis) to BBI. It is anticipated that BBI will hold rights to increase its proportionate interest over time in some of the ports being considered, thereby increasing the size of possible investments in the European port sector over time.

These potential port acquisitions illustrate the pipeline of opportunities that should enable BBI to accretively deploy available funds.

(iv) Strategic relationship with Babcock & Brown

BBI has access to the full suite of B&B's financial advisory, origination and disposal services and resources. Details of the value this relationship brings to BBI are set out in Part A.

(b) Investment strategy

BBI's strategy is to acquire, manage and operate a diversified portfolio of long-life, stable cash flow based infrastructure assets that allow it to exert appropriate influence and participate actively in the financial structuring and ongoing management of the assets with the objective of increasing BBI Stapled Securityholder wealth over time.

A core objective of BBI is to further diversify its portfolio, both geographically and across asset class segments, to provide improved asset breadth and stability to cash flows.

BBI has consistently indicated that it will invest in both domestic and international assets that meet its strict investment criteria, including:

(i) Strategic – the asset is essential and/or regulated infrastructure with stable and predictable cash flows and is either an energy transmission or distribution asset or transport infrastructure;

(ii) BBI Stapled Securityholder wealth – the acquisition price, earnings and funding structure of the investment are expected to contribute positively to BBI Stapled Securityholder wealth;

(iii) Appropriate risk/return profile – including high asset quality and condition, proven management, acceptable market and regulatory risks, sound long-term contractual arrangements and attractive returns with prospects for growth, that are commensurate with the risks accepted; and

(iv) Ability to optimise capital structure – ensuring assets have appropriate leverage to accommodate the investment risk profile and potential to optimise returns to BBI Stapled Securityholders.

5.8 BBI Stapled Securities

(a) Capital structure outline

Details of BBI Stapled Securities currently on issue, including those that may be issued as part of the Share Scheme Consideration are set out in Figure 5.3.

Figure 5.3: BBI Stapled Securities on issue

Note	Date	Number (million)
Balance at date of Booklet	27 June 2007	1,842
BBI Stapled Securities issued as part of the Share Scheme Consideration	31 August 2007	Up to 377[36]
Post Share Scheme closing balance		Up to 2,219

(i) Effect of BBI NZ SPARCS

BBI Networks (New Zealand) Limited (**Issuer**), a wholly owned subsidiary of Babcock & Brown Infrastructure Limited, has issued BBI NZ SPARCS, a convertible security listed on the NZX Limited (the New Zealand exchange). In certain circumstances, BBI NZ SPARCS may be converted to BBI Stapled Securities. In the event that BBI NZ SPARCS are to be converted, the Issuer may determine, in its absolute discretion, whether the relevant BBI NZ SPARCS are to be exchanged for BBI Stapled Securities, redeemed for cash or exchanged and redeemed for a combination of BBI Stapled Securities and cash (with such combination to be determined at the Issuer's discretion). A summary of the terms and conditions of the conversion of BBI NZ SPARCS is set out in section 4.8 of the Prospectus and Investment Statement issued at the time the BBI NZ SPARCS were issued (available at www.bbinfrastructure.com). There are currently 146.2 million BBI NZ SPARCS on issue.

(ii) Effect of BBI Exchangeable Preference Shares

The BBI EPS Issuer will issue BBI EPS as part of the Share Scheme Consideration. In certain circumstances, BBI EPS may be converted into BBI Stapled Securities at a discount to the prevailing market price of BBI Stapled Securities prior to the date of conversion. A summary of the terms of BBI EPS is set out in section 6. Refer to Annexure H for the complete terms of issue of BBI EPS.

(iii) BBI options

BBI currently has no options on issue.

(iv) BBI DRP

BBI has implemented the BBI DRP which currently allows BBI Stapled Securityholders to reinvest BBI Distributions for additional BBI Stapled Securities. The BBI Board has elected to suspend the operation of the BBI DRP with effect from the distribution for the period ending 30 June 2007 until further notice. A copy of the terms and conditions of the BBI DRP is available from BBI's website, www.bbinfrastructure.com

(v) BBI capital management initiatives

While BBI is confident that it can deploy its current capital on a timely basis, BBIM and the BBI Board are continuously reviewing BBI's sources and uses of capital for opportunities to optimise BBI's capital structure. In the event that the BBI Board considers that BBI's market price does not fairly reflect BBI's underlying value or BBI's growth prospects, and there is any surplus capital available to BBI, BBI may consider initiating a BBI Stapled Security on-market buy back. It is possible that such an on-market buy back may be initiated before or soon after the Implementation Date and, if initiated, would entitle BBI to buy back up to 10% of the minimum number of BBI Stapled Securities on issue in the 12 months preceeding the buy back. Any on-market buy back is subject to BBI obtaining regulatory approval from ASIC.

(b) BBI Distribution policy

BBI Distributions are payable half-yearly in arrears in respect of the preceding six month periods ending 31 December and 30 June.

The BBI Distributions will be determined by the BBI Directors in respect of each half-year ending 31 December and 30 June, usually at the time the financial statements in respect of that period are confirmed. For BBI FY07, the BBI Directors have provided guidance that the BBI Distributions are expected to be 14.25 cents per BBI Stapled Security. Subject to the achievement of certain key assumptions the BBI Directors are also targeting distributions for BBI FY08 and BBI FY09 of approximately 15.0 cents and 16.0 cents, respectively.[37]

BBI Stapled Securities issued as part of the Share Scheme Consideration will be eligible for the full BBI Distributions payable for the six months ending 31 December 2007.

Notes:

36 Assuming 800 million BBI EPS are issued as part of the Share Scheme and 500.88 million fully diluted Alinta shares on issue. In the event that a lesser number of BBI EPS are issued (pursuant to the mechanisms set out in section 13.2), a higher number of BBI Stapled Securities will be issued as part of the Share Scheme Consideration in their place. Assumes also that no distribution reinvestment plan is applicable to the BBI Distributions for BBI FY07.

37 BBI is targeting distributions for BBI FY08 and BBI FY09 of approximately 15.0 cents and 16.0 cents respectively, provided the following key assumptions are achieved: no material adverse change to key tax or regulatory environments and completion of the Dalrymple Bay Coal Terminal expansion in line with schedule

5.9 BBI financial information

(a) Basis of preparation for BBI Financial Information

(i) Financial year

The financial year for BBI is the year ending 30 June.

(ii) BBI historical financial information

The pro forma balance sheet as at 31 December 2006 has been derived from the BBI reviewed interim financial statements for the half year ended 31 December 2006, and the balance sheet of the BBI Alinta Assets as at 31 December 2006. Certain pro forma adjustments have been made to reflect known or expected changes from 1 January 2007. Details of these pro forma adjustments are set out in section 5.9(k).

(iii) BBI forecast financial information

The forecast financial information for BBI FY07 and BBI FY08 has been prepared for illustrative purposes for use in this Booklet only.

The forecast financial information for BBI FY07 is based on the existing assets of BBI excluding the acquisition of the BBI Alinta Assets.

The forecast financial information for BBI FY08 assumes that the BBI Alinta Assets are acquired on 1 July 2007 and assumes the completion of certain other pro forma transactions, the details of which are set out in section 5.9(c). Given the BBI Alinta Assets are not expected to be acquired until August 2007, the actual results for BBI FY08 are likely to be different to the forecast results for BBI FY08.

The forecast financial information for BBI presented in this section has been prepared by the BBI Directors on the basis of the material best estimate assumptions set out in section 5.9(h). While the BBI Directors consider the assumptions to be reasonable, readers should be aware that circumstances may change, and actual events and conditions and their timing and magnitude may differ from the assumptions, and this may have a positive or negative effect on BBI's actual financial performance. The BBI Directors cannot and do not give any assurance that the forecasts will be achieved.

The BBI Directors have utilised forecasts provided by Alinta for the BBI Alinta Assets in preparing the forecast financial information for the combined BBI existing assets and BBI Alinta Assets. The BBI Directors have relied upon the Alinta Directors' assumptions with the exception of those in relation to financing, taxation and corporate charges. Alinta is responsible for the Alinta Forecast Information as set out in section 11.1. BBI has not audited, reviewed or independently verified the Alinta Forecast Information and disclaims any responsibility for it. Alinta is responsible for ensuring that the Alinta Forecast Information is not misleading or deceptive in any material respect (whether by omission or otherwise) and is responsible for the Alinta Forecast Information.

(iv) BBI's accounting policies

The AIFRS accounting policies adopted by BBI in the preparation of the financial information as at 31 December 2006 and for BBI FY07 and BBI FY08 are set out in BBI's financial report for BBI FY06 (available at www.bbinfrastructure.com). Any exceptions to these accounting policies which have been applied in the preparation of the financial information are detailed in section 5.9(l). The financial information has been presented in an abbreviated form. It does not contain all the disclosures that are usually provided in an annual report prepared in accordance with the Corporations Act.

(b) BBI Financial Information

The Figures below include the following information:

> BBI Directors' forecast income statement for BBI FY07 (see Figure 5.4);

> Pro forma forecast income statements for BBI FY07 and BBI FY08 (see Figure 5.4);

> Pro forma forecast cash available for distribution for BBI FY07 and BBI FY08 (see Figure 5.7); and

> Pro forma balance sheet as at 31 December 2006 (see Figure 5.12),

(collectively the **BBI Financial Information**).

The BBI Financial Information disclosed in this section should be read in conjunction with the following information disclosed in this section and other information contained in this Booklet:

> Management discussion and analysis – sets out key information relating to the forecast financial information (see section 5.9 (g));

> Best estimate assumptions – sets out the key assumptions to the forecast income statements for BBI FY07 and BBI FY08 (see section 5.9(h));

> Synergies and restructure costs – sets out certain synergies and restructure costs that have been included in the forecast income statements and cash available for distribution (see section 5.9(i));

> Sensitivity analysis – sets out the impact of particular sensitivities to the forecast cash available for distribution in BBI FY08 (see section 5.9(j));

> Contingent liabilities – sets out certain contingent liabilities of BBI (see section 5.9(m));

> Prospects – sets out key opportunities for growth and expansion that may provide upside to the financial forecasts in this section (see section 5.9(n)); and

> Risks – should be read in conjunction with this section and are set out in section 5.12 (BBI specific risks) and section 12 (risks to B&B Funds generally).

The BBI Financial Information has been reviewed by PricewaterhouseCoopers Securities Ltd whose Investigating Accountant's Report relating to the BBI Financial Information is included in Annexure F.

(c) BBI forecast income statements

The BBI Directors' and pro forma forecast income statements are set out in Figure 5.4.

Figure 5.4: BBI Directors' and pro forma forecast income statements

$ in millions	BBI Directors' forecast results BBI FY07[1]	Pro forma forecast results BBI FY07[2]	Pro forma forecast results BBI FY08[3]
Revenue			
Transport infrastructure	695.0	695.0	823.1
Energy transmission and distribution	525.8	525.8	858.3
Other	10.0	–	–
Total revenue	**1,230.8**	**1,220.8**	**1,681.4**
EBITDA			
Transport infrastructure	296.3	296.3	362.9
Energy transmission and distribution	256.4	256.4	432.4
Other	(48.3)	(41.3)	(45.3)
Share of net profit of associates	–	–	8.6
Total EBITDA	**504.4**	**511.4**	**758.6**
Depreciation and amortisation	(175.6)	(175.6)	(260.3)
EBIT from continuing operations	**328.8**	**335.8**	**498.3**
Net interest expense	(358.9)	(261.7)	(408.9)
EBT	**(30.1)**	**74.1**	**89.4**
Income tax benefit/(expense)	(4.6)	(7.5)	(2.9)
NPAT from continuing operations	**(34.7)**	**66.6**	**86.5**
Profit from discontinued operations	55.8	–	–
NPAT	**21.1**	**66.6**	**86.5**
Outside equity interest	(9.4)	(9.4)	(4.7)
Profit attributable to members of BBI	**11.7**	**57.2**	**81.8**

Notes to Figure 5.4:

1 BBI Directors' forecast results for BBI FY07 represent the expected BBI actual results for BBI FY07 including non-recurring items.

2 Pro forma forecast results for BBI FY07 represent the expected BBI actual results for BBI FY07 adjusted for non-recurring items incurred during the year. This pro forma income statement compares with the pro forma income statement prepared for BBI FY08.

3 Pro forma forecast results for BBI FY08 represent the forecast results for BBI FY08 based on the BBI Directors' best estimate assumptions as set out in section 5.9(h)

4 The pro forma forecast for BBI FY07 includes BBI's existing assets with applicable pro forma adjustments. The pro forma forecast for BBI FY08 includes BBI's existing assets combined with BBI Alinta Assets and the acquisition of the 49% minority interest in WestNet Rail as if they were acquired from 1 July 2007. On 30 May 2007, BBI announced that it had acquired Tarragona Port Services. The contribution from this asset for the one month to 30 June 2007 is not material and has not been included in the BBI FY07 forecasts, but has been included in the BBI FY08 forecast. All forecasts exclude the possible acquisition of NorthWestern. The status and implications of this possible acquisition are set out in section 5.9(n)(v).

5 The pro forma income statement for BBI FY08 assumes that all BBI Alinta Assets are transferred from Bidder into BBI with effect from 1 July 2007 so that a full year's results and cash available for distribution are presented. The actual date of acquisition is currently expected to be 31 August 2007. To the extent that there is any delay in the transfer of any of the BBI Alinta Assets from 31 August 2007, BBI will receive any cash flows generated by the BBI Alinta Assets as interest income on a participation loan between BBI and Bidder. Whilst this would affect income and expense items disclosed above, the net interest income is anticipated to be the same as the net cash flow from the business from date of acquisition and there would be no impact on BBI's cash available for distribution.

6 The pro forma income statement for BBI FY08 has been prepared on the basis that forecast cost synergies associated with the acquisition of the BBI Alinta Assets will be realised as set out in section 5.9(i)

(d) Composition of BBI pro forma forecast income statements

The composition of the pro forma forecast income statement for BBI FY07 is set out in Figure 5.5.

Figure 5.5: Composition of the pro forma forecast income statement for BBI FY07

$ in millions	BBI Directors' forecast results BBI FY07	Pro forma adjustments[1] BBI FY07	Pro forma forecast results BBI FY07
Revenue			
Transport infrastructure	695.0	-	695.0
Energy transmission and distribution	525.8	-	525.8
Other	10.0	(10.0)	-
Total revenue	**1,230.8**	**(10.0)**	**1,220.8**
EBITDA			
Transport infrastructure	296.3	-	296.3
Energy transmission and distribution	256.4	-	256.4
Other	(48.3)	7.0	(41.3)
Total EBITDA	**504.4**	**7.0**	**511.4**
Depreciation and amortisation	(175.6)	-	(175.6)
EBIT from continuing operations	**328.8**	**7.0**	**335.8**
Net interest expense	(358.9)	97.2[1a]	(261.7)
EBT	**(30.1)**	**104.2**	**74.1**
Income tax benefit/(expense)	(4.6)	(2.9)	(7.5)
NPAT from continuing operations	**(34.7)**	**101.3**	**66.6**
Profit from discontinued operations	55.8	(55.8)[1b]	-
NPAT	**21.1**	**45.5**	**66.6**
Outside equity interest	(9.4)	-	(9.4)
Profit attributable to members of BBI	**11.7**	**45.5**	**57.2**

Note to Figure 5.5:

1 Pro forma adjustments to the BBI Directors' forecast results for BBI FY07 include:

(a) The net decrease in interest costs of $97.2 million which primarily reflects the reversal of non-cash fair value adjustments on financial derivatives of $83.1 million. The most significant adjustment is the reversal of marked-to-market losses on contingent foreign exchange contracts and contingent interest rate hedges entered into by BBI to hedge the acquisition of NorthWestern. Details of the deal contingent derivatives are set out in section 5.9(g)(iii)
Other adjustments include the reversal of $9.8 million of loan establishment costs written off as part of the refinance undertaken by IEG, and other adjustments of $4.3 million which do not impact cash available from operations.

(b) The reversal of $55.8 million in net profit from discontinued operations primarily represents the gains recognised from BBI's disposal of its interests in power generation assets. Details of the sale of these assets are set out in section 5.9(g)(iii).

Figure 5.6: Composition of the pro forma forecast income statement for BBI FY08

$ in millions	Pro forma forecast results (existing BBI assets) BBI FY08[1]	Pro forma forecast results (BBI Alinta Assets) BBI FY08[2]	Other pro forma adjustments BBI FY08[3]	Pro forma forecast results BBI FY08
Revenue				
Transport infrastructure	823.1	–	–	823.1
Energy transmission and distribution	566.5	291.8	–	858.3
Total revenue	**1,389.6**	**291.8**	**–**	**1,681.4**
EBITDA				
Transport infrastructure	362.9	–	–	362.9
Energy transmission and distribution	288.8	130.3	13.3	432.4
Other	(42.2)	–	(3.1)	(45.3)
Share of net profits of associates	–	8.6	–	8.6
Total EBITDA	**609.5**	**138.9**	**10.2**	**758.6**
Depreciation and amortisation	(206.7)	(53.6)	–	(260.3)
EBIT from continuing operations	**402.8**	**85.3**	**10.2**	**498.3**
Net interest expense	(288.0)	–	(120.9)	(408.9)
EBT	**114.8**	**–**	**(25.4)**	**89.4**
Income tax benefit/(expense)	(10.6)	–	7.7	(2.9)
NPAT	**104.2**	**–**	**(17.7)**	**86.5**
Outside equity interest	(6.3)	–	1.6	(4.7)
Profit attributable to members of BBI	**97.9**	–	**(16.1)**	**81.8**

Notes to Figure 5.6:

1 Pro forma forecast results (existing BBI assets) include the following pro forma transactions as if they were effective from 1 July 2007:
   (a) the acquisition of the 49% of WestNet Rail that BBI does not currently own. BBI has a call option to purchase the balance and has announced its intention to exercise this option;
   (b) the acquisition of a 51% interest in a port facility in Spain (TPS) which was acquired on 30 May 2007;
   (c) surplus cash and available debt capacity of approximately $850.0 million (which equates to approximately 500 million BBI Stapled Securities on issue) intended to partially fund the proposed acquisition of NorthWestern and cash raised as part of the Scheme Proposal, is forecast to generate interest income of $65.4 million which has been offset against interest expense. For the purposes of these forecasts, these amounts are assumed to be unapplied to this or other acquisitions over the period of forecast. However, should the NorthWestern acquisition not proceed, BBI has identified a portfolio of alternative investments where these funds can be applied;
   BBI is confident that it can deploy its current capital on a timely basis and does not believe that any capital management initiatives are required at this time. In the event that the BBI Directors consider that the market price does not fairly reflect underlying value or BBI's growth prospects, and there is any surplus capital, BBI will then consider initiating a BBI Stapled Security buy-back plan for the benefit of all BBI Stapled Securityholders.

2 The pro forma forecast results (BBI Alinta Assets) have been provided by the Alinta Directors on a standalone basis as disclosed in section 11.6. Pursuant to Figure 5.4 note 5, the pro forma forecast assumes a full year of financial forecasts from 1 July 2007.

3 As part of the acquisition, BBI forecasts the following pro forma adjustments to the pro forma forecast results (BBI Alinta Assets) provided by the Alinta Directors:
   (a) additional base fees payable to BBIM of $3.1 million will be incurred as a result of the additional BBI Stapled Securities issued by BBI. These forecasts do not include any allowance for incentive fees which may be payable to BBIM under the management agreement. Details of fees payable to BBIM are set out in section 5.11;
   (b) an increase in EBITDA of $13.3 million in the form of synergies as part of the successful integration of the BBI Alinta Assets into the BBI Portfolio. This represents cost savings above the level forecast by Alinta as part of ongoing restructuring programs described in section 5.9(i); and
   (c) interest expense adjustment of $120.9 million comprises:
      (i) interest expense of $39.3 million incurred in AGN in which BBI will have a 74.1% interest;
      (ii) interest expense of $35.2 million relating to the additional debt of $518.0 million assuming that this debt is drawn down from 1 July 2007;
      (iii) interest expense of $62.4 million relating to the preferred dividends for a full year on a pro forma basis, assuming issue of $800.0 million for the BBI EPS drawn down as part of the Share Scheme and that these are on issue from 1 July 2007; and
      (iv) BBI corporate interest expense savings of $16.0 million associated with the reduction of $200.0 million of BBI corporate debt assuming the corporate debt is paid down from 1 July 2007.

(e) BBI pro forma forecast cash available for distribution

The pro forma forecast cash available for distribution is set out in Figure 5.7.

Figure 5.7 shows the cash that is available for distribution to BBI Stapled Securityholders for BBI FY07 and BBI FY08.

Figure 5.7: Pro forma forecast cash available for distribution

$ in millions	Pro forma forecast BBI FY07	Pro forma forecast BBI FY08
Total EBITDA	**511.4**[1]	**758.6**[2]
Financing cash flow[3]	(271.8)	(402.7)
Maintenance capital expenditure[4]	(85.8)	(108.9)
Taxation payments	(8.5)	(23.7)
Proceeds from cash reserves and disposal of trading assets identified for disposal[5]	23.6	31.9
Cash flow available for distribution applicable to minority interests[6]	(18.5)	(20.1)
Other adjustments[7]	22.5	36.4
Net operational cash flow	**172.9**	**271.5**
Release of previously undistributed operating cash flows, release of a portion of the cash gain on the sale of power generation assets and distribution of capitalised equity returns during the DBCT expansion[8]	64.8	61.6
Cash available for distribution	**237.7**	**333.1**
Expansionary capital expenditure[9]	596.8	820.8

Notes to Figure 5.7:

1 Refer to Figure 5.5.

2 Refer to Figure 5.6.

3 Financing cash flow includes payments for servicing interest costs on existing debt and additional debt drawn down to finance expansionary capital expenditure. Financing cash flow also includes interest earned on cash deposits.

4 In arriving at cash available for distribution, BBI has assumed that forecast maintenance capital expenditure is funded from operating cash flows.

5 Proceeds from cash held on reserve and/or proceeds utilised from the sale of trading assets in subsidiary operations.
The proceeds from cash held on reserve primarily relate to the partial release of a cash reserve at WestNet Rail established at its date of acquisition to reduce the impact of grain volumes hauled during weather impacted years. This reserve is expected to be replenished during years where there is higher than average grain volume hauled.
The proceeds from the sale of trading assets at subsidiary operations relate to the historic sale of surplus properties and land at PD Ports.

6 Refer to Figure 5.8 note 3 and Figure 5.9 note 4.

7 Refer to Figure 5.8 note 4 and Figure 5.9 note 5.

8 The release of previously undistributed operating cash flows from prior periods and/or the release of a portion of the cash gain on the sale of power generation assets and/or the distribution of capitalised equity returns during the DBCT expansion supplements the cash available for distribution during the forecast period where equity has been raised but not yet invested by BBI (i.e surplus funds) and/or covers the distribution during the construction period on the equity raised to fund the Dalrymple Bay Coal Terminal (DBCT) expansion as explained below:
   (a) Surplus funds (as explained in Figure 5.6 note 1(c)) are assumed to be applied against corporate debt and/or held as cash assets, which reduce interest costs or earn interest income respectively. As these funds are not currently generating targeted returns, the distributions on the equity raised in connection with these surplus funds is supplemented from previously undistributed operating cash flows from prior periods and/or from the release of a portion of the cash gain on the sale of power generation assets.
   (b) DBCT expansion: during construction BBI is entitled to earn a return at the approved regulatory rate on approved expansionary capital expenditure from the date these amounts are incurred. This return is capitalised into the regulated asset base on completion of the expansion phase which increases future DBCT operating cash flows when the expansion phase is completed (refer Section 5.9(n)(ii)).
   Capital expenditure in respect of the DBCT expansion is funded from a mix of debt and equity, with equity funding spent first. During construction, the distributions on the equity issued to fund the expansion phase is funded from previously undistributed operating cash flows from prior periods, from the release of a portion of the cash gain on the sale of power generation assets and from capitalised equity returns during the DBCT expansion. When construction of the DBCT expansion phase is completed, the distributions on the equity issued to fund the expansion phase will be covered by operating cash flows.

9 BBI's general practice is to fund an appropriate portion of its expansionary capital expenditure and acquisitions through future and/or existing undrawn debt and equity capital. Therefore, additional expansionary capital expenditure would only affect the cash available for distribution by the amount of any incremental interest costs, which would be included within financing cash flows. Interest costs incurred for DBCT phase 1 expansion are assumed to be funded via additional debt until completion in December 2007. Thereafter, interest costs are funded from operating cash flows.

BBI Distributions for BBI FY07 and BBI FY08 are expected to be paid substantially out of operating cash flows and the capitalised equity returns during the DBCT expansion. BBI expects that distributions will be funded from operating cash flows when the DBCT expansion is completed and its current surplus capital has been deployed to investments that generate targeted returns.

(f) Composition of the pro forma forecast cash available for distribution

The composition of the pro forma forecast cash available for distribution for BBI FY07 is set out in Figure 5.8.

Figure 5.8: Composition of the pro forma forecast cash available for distribution for BBI FY07

$ in millions	Pro forma forecast (existing BBI assets) BBI FY07	Pro forma adjustments BBI FY07	Pro forma forecast BBI FY07
Total EBITDA[1]	**504.4**	**7.0**	**511.4**
Financing cash flow	(271.8)	-	(271.8)
Maintenance capital expenditure	(85.8)	-	(85.8)
Taxation payments	(8.5)	-	(8.5)
Proceeds from cash reserves and disposal of trading assets identified for disposal[2]	23.6	-	23.6
Cash available for distribution applicable to minority interests[3]	(18.5)	-	(18.5)
Other adjustments[4]	25.3	(2.8)	22.5
Net operational cash flow	**168.7**	**4.2**	**172.9**
Release of previously undistributed operating cash flows, release of a portion of the cash gain on the sale of power generation assets and distribution of capitalised equity returns during the DBCT expansion[5]	64.8	-	64.8
Cash available for distribution	**233.5**	**4.2**	**237.7**
Expansionary capital expenditure	596.8	-	596.8

Notes to Figure 5.8:

1 Refer to Figure 5.5.
2 Refer to Figure 5.7 note 5.
3 Adjustments to reflect the minority interests' proportionate 49% interest in the cash available for distribution from the investment in WestNet Rail and WCT.
4 Other adjustments of $22.5 million in BBI FY07 comprise:
   (a) Powerco Tasmania Government contributions, represents an equity return during the construction of the Powerco Tasmania gas network of $16.7 million (post tax). This represents the excess of funds received over the income recognised in EBITDA. These contributions are available for distribution,
   (b) Current year foreign exchange gains of $3.5 million, and
   (c) Other miscellaneous adjustments of $2.3 million.
5 Refer to Figure 5.7 note 8.

The composition of the pro forma forecast cash available for distribution for BBI FY08 is set out in Figure 5.9.

Figure 5.9: Composition of the pro forma forecast cash available for distribution for BBI FY08

$ in millions	Pro forma forecast (existing BBI assets) BBI FY08	Pro forma forecast (BBI Alinta Assets) BBI FY08[2]	Pro forma adjustments BBI FY08	Pro forma forecasts BBI FY08
Total EBITDA[1]	**609.5**	**138.9**	10.2[5a]	**758.6**
Financing cash flow	(281.8)	-	(120.9)[5b]	(402.7)
Maintenance capital expenditure	(92.7)	(16.2)	-	(108.9)
Taxation payments	(12.9)		(10.8)	(23.7)
Proceeds from cash reserves and disposal of trading assets identified for disposal[3]	31.9	-	-	31.9
Cash available for distribution applicable to minority interests	(9.5)[4]	(10.6)[5c]	-	(20.1)
Other adjustments	5.7	18.3[5d]	12.4[5e]	36.4
Net operational cash flow	**250.2**		**21.3**	**271.5**
Release of previously undistributed operating cash flows and release of a portion of the cash gain on the sale of power generation assets and distribution of capitalised equity returns during the DBCT expansion[6]	61.6	-	-	61.6
Cash available for distribution	**311.8**		**21.3**	**333.1**
Expansionary capital expenditure	766.8	54.0	-	820.8

Notes to Figure 5.9:

1 Refer to Figure 5.6.

2 The pro forma forecast cash available for distribution (BBI Alinta Assets) has been provided by the Alinta Directors on a standalone basis as disclosed in section 11.5. Pursuant to Figure 5.4 note 5, the pro forma forecast assumes a full year of financial forecasts from 1 July 2007.

3 Refer to Figure 5.7 note 5.

4 Adjustments to reflect the minority interests proportionate 49% interest in the cash available for distribution from the investment in TPS and WCT.

5 As part of the acquisition, BBI forecasts the following pro forma adjustments to the cash available for distribution provided by Alinta Directors:
  (a) Adjustments to EBITDA as set out in Figure 5.6;
  (b) Cash interest costs of $120.9 million. Refer to Figure 5.6 note 3(c),
  (c) Adjustments to reflect the minority interests proportionate 25.9% interest in the cash available for distribution from the investment in AGN;
  (d) Included within other adjustments is $18.3 million which is the net amount of the forecast dividends from the investments in DBNGP and MGN less the equity accounted amount of net profit after tax associated with these minority interest investments that has been included in EBITDA; and
  (e) Working capital adjustments.

6 Refer to Figure 5.7 note 8.

(g) Management discussion and analysis

(i) Transport

(A) Dalrymple Bay Coal Terminal (DBCT)

DBCT forecast EBITDA for BBI FY08 is anticipated to be $112.5 million which is an increase of 34.7% over the BBI FY07 forecast. This increase primarily represents the full year contribution of the "short gain" expansion and the contribution from phase 1 of the DBCT 7X expansion project, based on a targeted completion date of December 2007. This will result in additional revenue of $33.2 million and EBITDA of $29.0 million.

All DBCT users, with one exception, have entered into Standard Access Agreements (**SAA**) with a BBI subsidiary. The one outstanding user has signalled its intention to enter into an SAA in the near future. The SAAs are derived from the DBCT access undertaking approved by the Queensland Competition Authority (**QCA**) in June 2006. The access undertaking and SAAs effectively ensure that DBCT is able to derive revenue and EBITDA based on an approved regulated return (or WACC) on capital invested and accepted by the QCA into the DBCT regulated asset base plus certain other allowable costs.

Total interest expense is expected to increase by approximately $20.6 million. During the construction phase of the expansion interest costs are capitalised. From the date of commercial operations of the expansion, associated interest costs for the expansion are expensed.

Cash available for distribution for BBI FY08 is expected to be $60.1 million compared to $51.5 million, representing an increase of $8.6 million.

(B) PD Ports

The forecast result for PD Ports for BBI FY08 is an improvement over the financial result for BBI FY07. EBITDA for BBI FY08 is forecast to be £46.7 million, which represents an increase of approximately 8.6% above BBI FY07.

The majority of growth is from Teesport operations. EBITDA from Teesport is forecast to be 28% higher than BBI FY07, due to increased volumes of slab steel exports under the long-term contract with Corus and higher volumes in the container handling businesses.

Interest charges in BBI FY08 are anticipated to be consistent with that of BBI FY07 as the borrowings within the company are hedged.

PD Ports' cash available for distribution for BBI FY08 is forecast to improve by approximately 15%, with the improved trading result combining with the proceeds of certain trading assets identified for sale. Maintenance capital expenditure is forecast to be in line with BBI FY07.

(C) WestNet Rail

WestNet Rail is forecast to increase EBITDA in BBI FY08 by 4.2% to $107.2 million, based on track access revenue growth. Track access revenues are forecast to increase based on volume and rate increases with existing customers and two new services on rail during BBI FY08.

Maintenance capital expenditure for BBI FY08 is forecast to be in line with BBI FY07.

On 17 May 2007, BBI announced to the market that it intends to exercise its option to acquire the remaining 49% of equity interests in WestNet Rail. It has been assumed that this option has been exercised from 1 July 2007.

Cash available for distribution for BBI FY08 is forecast to increase by $4.0 million or 10% from BBI FY07 (comparing both years on a 100% basis).

(ii) Energy transmission and distribution

(A) Powerco

Powerco's forecast EBITDA for BBI FY08 is NZ$217.3 million. This represents growth of approximately 3% over BBI FY07 based on forecast growth in revenues and continued tight control over operating costs.

Forecast maintenance capital expenditure is in line with the previous year.

Despite forecast revenue and EBITDA growth in BBI FY08, cash available for distribution in BBI FY08 is forecast to decrease by NZ$19.2 million. This is due to the completion of the core Tasmanian gas network construction and contractual obligations on the part of the Tasmanian Government. As a result, no further contributions are expected after BBI FY07, which amounted to NZ$19.1 million (post tax) in that year.

(B) International Energy Group (IEG)

IEG forecasts EBITDA of £33.2 million for BBI FY08 up from £26.8 million in BBI FY07. This reflects increased revenue from the expected build out of the United Kingdom connections order book and a return to average 5–10 year historic weather conditions, and hence gas demand, in the other IEG operations.

Net interest payable is approximately £13.7 million in BBI FY08 compared to £11.7 million in BBI FY07. This increase is due to the refinance that took place in February 2007.

Cash available for distribution is expected to be £13.8 million in BBI FY08 compared to £10.7 million in BBI FY07 reflecting continued growth in connections in the United Kingdom and strong financial performance supported by the refinancing undertaken in January 2007.

(C) Cross Sound Cable (CSC)
CSC is forecast to continue to meet expectations of financial performance with EBITDA forecast at US$13.5 million for BBI FY08.

(iii) Other

(A) Derivatives
Included in the forecast results for BBI's existing assets for BBI FY07 is a fair value marked-to-market loss of $83.1 million. This loss is primarily a result of the marked-to-market of the deal contingent interest rate swaps and deal contingent United States dollar-denominated foreign currency hedges entered into as part of the NorthWestern acquisition. As these are hedging future transactions, they do not qualify for hedge accounting treatment

In order to present the forecast BBI FY07 results free from the effect of this material non-recurring item, which is not expected to impact cash distributions, the effect of derivative transactions has been excluded from the pro forma income statement. No fair value adjustments to marked-to-market derivatives have been recognised in the forecast BBI FY08 income statement. BBI's actual result for BBI FY07 and BBI FY08 will have these adjustments and therefore the actual results may materially differ from those presented in BBI's pro forma forecast results for BBI FY07 and BBI FY08.

(B) Gain on sale of power generation assets
BBI has recognised in the forecast results for BBI's existing assets for BBI FY07 a gain on the sale of its power generation assets. The power generation assets that were divested include BBI's 50% interest in the Ecogen and Redbank power stations and BBI's investment in BBP. BBI has recognised a cash gain in excess of $80.0 million from the disposal of these assets. The total cash gains on the disposal of the power generation assets are available to distribute to BBI Stapled Securityholders.

In order to determine a normalised BBI FY07, the gain on sale that relates to the disposal in BBI FY07 has been excluded as a pro forma adjustment.

(h) Best estimate assumptions in the BBI Financial Information
The BBI Financial Information (defined in section 5.9(b)) in this section has been prepared by the BBI Directors on the basis of the material best estimate assumptions set out below. The BBI Directors have made reasonable enquiries in preparing the forecast BBI Financial Information and consider the assumptions to be reasonable. This information is intended to assist investors in assessing the reasonableness and likelihood of the assumptions occurring and is not a representation that the assumptions will occur.

Investors should be aware that the timing of actual events and the magnitude of their impact might differ materially from that assumed in preparing the BBI Financial Information and that this may have a positive or negative effect on BBI's actual financial performance and cash available for distribution because the assumptions, and therefore the forecast financial information, are by their very nature subject to uncertainties and contingencies, many of which will be outside the control or influence of the BBI Directors.

Accordingly, BBI cannot, and does not, give any assurance that the BBI Directors' forecast and the pro forma forecasts will be achieved. It should also be noted that the results may be impacted by identification post acquisition of intangibles which would require amortisation. This amount, whilst impacting the income statement, will have no impact on cash flows or BBI's ability to pay distributions.

In compiling the BBI Financial Information for BBI FY07 and BBI FY08, the BBI Directors have made the following assumptions:

(i) Assumptions – BBI FY07
BBI has prepared pro forma forecast income and cash available for distribution for BBI FY07 based on the reviewed financial results for the six months ended 31 December 2006, unaudited financial results for the four months ended 30 April 2007 and a forecast for the two months ending 30 June 2007.

(A) Revenues and EBITDA
> Revenues for the two months ending 30 June 2007 will be in line with current year actuals, adjusted for normal seasonal fluctuations associated with Powerco and IEG;
> EBITDA for operations will be in line with current year performance adjusted for the seasonal factors noted above;
> Corporate costs are in line with current year actuals. Base management fees payable to BBIM are consistent with contractual arrangements as set out in section 5.11. In terms of incentive fees payable to the Responsible Entity:
  > The forecast includes the incentive performance fee payable of $7.1 million in respect of the third instalment associated with BBI FY05, as it is probable this fee will become payable given the continued outperformance by BBI against the Standard & Poor's ASX 200 Accumulation Index over the relevant period. It has been assumed that the independent directors of BBI have elected to pay 60% of this fee in the form of BBI Stapled Securities;
  > No incentive performance fee was payable in relation to BBI FY06 as the performance criteria were not met in that year; and
  > The forecast excludes the incentive performance fee that may become payable to B&B if BBI Stapled Securityholder returns exceed the market-based criteria for BBI FY07, because the amount, if any, cannot be reliably estimated.

(B) Other assumptions

- Depreciation will be in line with the depreciation policies set out in the annual report of BBI for BBI FY06;
- Assumptions on interest, taxation and foreign exchange are set out in other specific assumptions at section 5.9(h)(iii); and
- Expansionary capital expenditure for the final two months of BBI FY07 is anticipated to be above the current year's actual spend to date and is based on budgets of the underlying operations. The majority of expenditure in this period relates to the Dalrymple Bay Coal Terminal expansion project.

(ii) Assumptions – BBI FY08

BBI has prepared a pro forma forecast income statement and the pro forma cash available for distribution for BBI FY08 having regard to the actual and forecast performance in BBI FY07, adjusted for expected future changes in results. The management discussion and analysis set out in section 5.9(g) explains the forecast trends in the underlying businesses. Material assumptions are set out below:

(A) Transport

Revenues:

- Recurring business revenues will increase in line with management plans, which is materially in line with past experience;
- Material increases in revenues are forecast from:
  - DBCT – the commissioning of phase 1 of the DBCT 7X expansion project with effect from 1 January 2008;
  - PD Ports – Teesport revenues are forecast to increase by 7% based on increased throughput, including an increase in container handling volumes and an increase in slab steel volumes; and
  - Tarragona Port Services – which was acquired on 30 May 2007, and as a result a full year of revenue and EBITDA will be recognised

Cash operating costs:

- Cash operating costs have been forecast taking account of current year actuals and are forecast to increase in line with the revenues noted above.

(B) Energy transmission and distribution

Revenues:

- Recurring business revenues (excluding BBI Alinta Assets) will increase in line with management plans except for material increases in revenues from:
  - IEG – revenues are forecast at 8% above the forecast for BBI FY07 based on a forecast return to 10 year average degree day weather conditions from the extremely mild conditions experienced in BBI FY07; and
  - Powerco – total revenue is forecast to increase by 2.5% due to growth in Tasmanian gas revenues underpinned by a number of new large industrial customers and expected residential customer growth and offset by a seasonal adjustment for a normal weather year (BBI FY07 was a colder than normal year which had a positive impact on revenues and EBITDA).

Cash operating costs:

- Cash operating costs have been forecast taking account of current year actuals and on a portfolio basis are forecast to increase materially in line with the increase in revenues noted above.

(C) Other corporate costs

- Management fees payable to BBIM are consistent with contractual arrangements explained in section 5.11; and
- The forecast excludes incentive performance fees that may become payable to BBIM if shareholder returns on BBI exceed the market based criteria for BBI FY08, because the amount, if any, is not reliably estimable.

(D) BBI Alinta Assets

- Material assumptions in respect of the underlying forecasts of Alinta for the BBI Alinta Assets have been provided by the Alinta Directors as set out in section 11.6;
- BBI has overlaid its own assumptions in respect of corporate costs, interest and taxation in relation to the BBI Alinta Assets as set out below:
  - Interest costs of $35.2 million on a full year basis to reflect the additional debt of $518.0 million required to fund the acquisition. Of this amount, approximately $415.0 million relates to an effective equity placement for BBI (the equivalent of approximately 211 million BBI Stapled Securities at a price of $1.965). BBI has undertaken appropriate hedging on the additional debt at an effective rate of 6.8%;
  - Preferred dividends paid to shareholders of the BBI EPS are recognised as an additional expense of $62.4 million on a full year basis;
  - Additional funds on hand used to repay $200.0 million of corporate debt. This results in a saving of $16.0 million per annum in reduced interest costs; and
  - Annual corporate costs of $8.7 million have been developed based on a bottom up analysis of requirements to manage the Alinta businesses acquired by BBI on a prospective basis, which will require rationalisation of various Alinta functions (refer to section 5.9(i)). The forecast has been presented to include a full year of savings from this rationalisation and excludes estimated corporate restructuring costs of $4.0 million, which will be recognised in the income statement of BBI for BBI FY08 but reimbursed out of the cash reserve set aside by the Consortium Parties (as explained in section 5.9(i)). Therefore, these costs will not reduce cash available for distribution to BBI Stapled Securityholders. If the amount set aside is insufficient to meet the restructuring obligations, BBI will incur its share of the shortfall under an agreement with the other Consortium Parties. The BBI Directors do not expect that a shortfall would materially impact cash distributions.

(iii) Other specific assumptions

(A) Interest

BBI has a number of debt facilities across its assets and at a corporate level. Typically, these facilities are denominated in the local currency of the jurisdiction in which the asset operates. The average floating rate on external debt is approximately 6.7%. BBI has interest rate hedges in place that cover approximately 98% of the total external debt for periods consistent with the term of the relevant debt.

Interest on excess cash is assumed to accrue at an average rate of 8.0%. BBI has entered into an arrangement to lend excess cash to B&B at a commercial rate (see section 9.5(a)).

(B) Taxation

Taxation assumptions reflect a corporate tax rate consistent with those of the jurisdiction in which the asset operates. The forecast for BBI FY07 and BBI FY08 effective taxation expense rates are consistent with those previously reported. Cash tax payable is forecast based on the respective operating and funding structures at the applicable corporate tax rates.

As noted in section 5.12(a), BBI is currently involved in a number of discussions with the taxation authorities in the jurisdictions that it operates in. No adjustments have been assumed for taxation payments for BBI FY07 and BBI FY08 as a result of these ongoing discussions.

(C) Capital expenditure and depreciation

Capital expenditure includes both maintenance capital expenditure and expansionary capital expenditure. In determining the forecast capital expenditure, each of BBI's existing assets and the BBI Alinta Assets being acquired have detailed budgets identifying specific projects expected to be undertaken in BBI FY07 and BBI FY08.

BBI has a policy of funding maintenance capital expenditure from operating cash flows whilst funding expansionary capital expenditure from a combination of debt and equity sources as appropriate. Interest payable on phase 1 of the DBCT expansion project has been capitalised as part of the asset and has not been included as a cash outflow in the cash available for distribution figure. The interest payments are funded from existing equity and additional draw down of debt.

Depreciation for BBI's existing assets is forecast based on depreciation policies and useful lives set out in the annual report of BBI for BBI FY06. Depreciation in relation to the BBI Alinta Assets being acquired is based on a consistent basis to that described in the Alinta annual report for BBI FY06.

(D) Exchange rates

In accordance with the BBI treasury policy, BBI has undertaken to hedge the cash flows that are expected to be available for distribution, generated by each of its assets based overseas for the next five years.

When converting the underlying revenues, expenses and cash available for distribution for the first ten months of BBI FY07, the average monthly exchange rates (published by the Reserve Bank of Australia) have been used. The remaining two months BBI FY07 forecast have been converted at the rates set out in Figure 5.10. These are based upon the average monthly exchange rate for April 2007 (published by the Reserve Bank of Australia).

When converting the underlying revenues, expenses and cash available for distribution in BBI FY08, forward foreign exchange rates under which BBI has hedged its BBI FY08 exposure have been used (as set out in Figure 5.10). BBI has hedged approximately 65% of its foreign assets' cash available for distribution.

Figure 5.10: Foreign exchange rates

	Forecast exchange rates for BBI FY07	Forecast exchange rates for BBI FY08	Balance sheet rates as at 31 December 2006
New Zealand dollar	NZ$1.00 = A$0.888	NZ$1.00 = A$0.921	NZ$1.00 = A$0.892
Great British pound	£1.00 = A$2.406	£1.00 = A$2.440	£1.00 = A$2.48
United States dollar	US$1.00 = A$1.210	US$1.00 = A$1.239	US$1.00 = A$1.264
Euro	€1.00 = A$1.672	€1.00 = A$1.677	€1.00 = A$1.663

(iv) General assumptions

The BBI Directors have also made the following general assumptions for the BBI forecasts in addition to those outlined above:

> no material change in the legislative regimes and regulatory environments in the jurisdictions in which BBI operates which will materially impact the forecast financial information;
> no changes to the corporate rates of taxation and no changes in taxation legislation which will have a material impact on the forecast financial information;
> no material adverse change in the competitive environment in which BBI's businesses operate;
> no material adverse change in the economic conditions prevailing within the jurisdictions in which BBI operates;
> no material business acquisitions or disposals except for those as noted in section 5.6(a), and no material change to current equity or debt funding of BBI, except as associated with the acquisition of the BBI Alinta Assets,
> no material costs incurred by BBI as a result of industrial or contractual disputes;
> no material amendments to any material agreements regarding BBI's businesses and their continued compliance with the terms of those agreements;
> no material disturbances, environmental costs or legal claims;
> no changes of a material nature to BBI's accounting policies, the Australian Accounting Standards or other mandatory professional reporting requirements including Urgent Issues Group Consensus Views and the Corporations Act which could have a material effect on the forecast financial information;
> no material change in the value of BBI licences or other identifiable intangible assets;
> no material deterioration in the funding status of defined benefit superannuation funds within BBI's subsidiaries; and
> CPI assumptions of between 2.5% and 2.7% have been included over the forecast period.

(i) Synergies and restructure costs

The information and estimates included within this section should be considered in conjunction with the sensitivity analysis included at section 5.9(j) and the descriptions of the risks associated with the integration included in section 12.4.

BBI has extensive experience in integrating new assets quickly and efficiently into its portfolio and as part of that integration process, capturing potential cost savings through deriving scale and synergy benefits.

BBI has recently successfully integrated the management, operations, maintenance and construction functions of Powerco, IEG, Cross Sound Cable, PD Ports and WestNet Rail.

BBI has completed an initial investigation and analysis of the likely cost structure it will incur in attaching the BBI Alinta Assets to its existing operations in Western Australia and Tasmania. WestNet Rail has a corporate office in Perth servicing its rail infrastructure business and Powerco has a corporate office in Launceston servicing its greenfield gas distribution network connecting to TGP. This assessment of costs is based on BBI's industry knowledge, previous integration experience, knowledge of the resourcing and cost structures of Powerco and WestNet Rail, and benchmarking of information on Alinta that is either available in the public domain or has been obtained as part of the due diligence process. The final assessment of the estimated level of ongoing costs following integration of the BBI Alinta Assets into WestNet Rail and Powerco will ultimately confirm the level of cost savings and synergies achievable between Alinta remaining standalone and being integrated into the consortium members

These potential synergies will arise from leveraging off the existing corporate and shared services resources within WestNet Rail and Powerco and identifying the minimal expansion required in personnel and systems, and the ability to share information technology platforms, administration, property and office facilities and corporate management.

The pro forma annual costs savings are estimated to contribute to an increase in EBITDA of the BBI Alinta Assets of $13.3 million in BBI FY08 and are expected to be sustainable on an ongoing basis.

As part of the Scheme Proposal, a cash reserve equal to $23.0 million has been set aside to assist the Consortium Parties with the one-off restructuring costs that are necessary to achieve the expected recurring synergies. BBI's share of this reserve is $4.0 million which it currently expects to be sufficient. If the amount reserved is insufficient to meet the restructuring obligations, BBI will incur its share of the shortfall under an agreement with the other Consortium Parties. The BBI Directors do not expect that a shortfall would materially impact cash distributions.

As with all estimates of synergies, there is some uncertainty associated with this forecast financial information, and actual synergies and restructuring costs may deviate from these estimates.

(j) Sensitivity analysis

The BBI Directors' forecast is based on certain assumptions about future events and actions. Potential investors should be aware that future events cannot be predicted with certainty and as a result deviations from the BBI Directors' forecast in this Booklet may occur and these deviations may be material.

The changes in the key variables set out in the sensitivity analysis below are not an exhaustive list of the range of variations that may be experienced over the forecast period and accordingly care should be taken while interpreting these sensitivities. The sensitivity analysis is intended as a guide only and movements in one assumption may have off-setting or compounding effects on other variables, the effects of which are not reflected in the sensitivity analysis results that are shown below.

Further, the BBI Directors would typically respond to any material adverse change in conditions by taking action they consider appropriate to minimise, to the extent possible, any adverse effect on earnings and distributions. The potential impacts of these mitigating actions are not included in the following sensitivity analysis.

(i) Interest rates

BBI finances its investments with a mix of equity and project or corporate debt provided by third party financiers. If the debt portion of this financing is unhedged in relation to interest rates (i.e. the interest on the debt is based on floating interest rates), an increase in interest rates could impact the value of BBI's equity investment and also increase the cost of debt service

Approximately 98% of the principal amount outstanding as at 31 March 2007 is hedged by interest rate swaps consistent with the term of the debt. The BBI Directors' forecasts will be affected by changes in interest rates as they affect unhedged debt. Figure 5.11 shows the sensitivity of the BBI Directors' forecasts to a 1.0% increase/decrease in interest rates, with no change to any other assumptions.

(ii) CPI inflation

The BBI Directors' forecasts will be affected by changes in CPI. CPI impacts the forecast of both revenue and operating expenses. Figure 5.11 shows the effect on the BBI Directors' forecasts of a 0.50% increase/decrease in the assumed CPI rate.

(iii) Operating expenses

The BBI Directors' forecasts will be affected by changes in operating expenses from the levels forecast. Figure 5.11 shows the effect on the BBI Directors' forecast of a 5% increase/decrease in operating costs. Certain contractual costs with fixed prices have not been included in this sensitivity. No adjustments have been made for DBCT as the operating costs are a pass through cost to the users in accordance with the relevant agreements.

(iv) Incentive management fees

BBIM as Manager of BBI may be entitled at the end of each calendar year to receive an incentive management fee relative to the performance of BBI (details on fees are set out in section 5.11). This would be equal to 15% of the amount (if any) of any excess return of BBI Stapled Securities (as measured by the Babcock & Brown Infrastructure Security Accumulation Index, an index formulated by the manager to measure the accumulated market value of securities) over the S&P/ASX200 Accumulation Index in a financial year. The BBI Directors' forecasts will be affected by any outperformance by BBI against the S&P/ASX200 Accumulation Index in the financial year. Figure 5.11 shows the effect on the BBI Directors' forecast of a 1% outperformance and 1% underperformance by BBI. The sensitivity assumes that 60% of the incentive fee is payable in BBI Stapled Securities and that no incentive fee is payable in relation to BBI FY06 and/or BBI FY07.

(v) Foreign exchange rates

BBI is a global company and operates in a number of currencies. There is a risk that distributions from BBI's overseas investments are exposed to movements in foreign exchange rates. To mitigate this risk, BBI seeks to take out project or corporate debt in the underlying currency where the investment is located as this operates as a partial natural hedge. BBI also has a policy of hedging forecast distributions from its assets for a period of between three to five years. Approximately 65% of forecast distributions from overseas investments have been hedged for BBI FY08. Figure 5.11 shows the sensitivity of the BBI Directors' forecasts to a 5% increase/decrease in foreign exchange rates, based on the forecasts included in section 5.9.

(vi) Delay in DBCT expansion

The forecasts assume that phase 1 of the DBCT 7X expansion project will be completed in December 2007. If there is a delay in the completion of phase 1 of the DBCT 7X expansion project, then revenue, EBITDA and interest will reduce for BBI FY08. The BBI Directors estimate that for every 30 days that phase 1 commissioning is delayed there would be a $2.2 million reduction in cash available for distribution, assuming a gearing level of 60% debt and 40% equity.

Figure 5.11: BBI sensitivities

BBI FY08	Cash available for distribution
Base case	$333.1 million
Interest + 100 bps	(1.8%)
Interest – 100 bps	1.8%
Exchange rates + 5%	0.8%
Exchange rates – 5%	(0.8%)
CPI + 0.5%	0.8%
CPI – 0.5%	(0.8%)
Operating costs + 5%	(8.4%)
Operating costs – 5%	8.4%
Incentive fee + 1% outperformance	(0.7%)
Incentive fee – 1% underperformance	[illegible]
DBCT expansion delay (for every 30 days delay)	(0.6%)

(k) BBI pro forma balance sheet

The reviewed actual balance sheet for BBI as at 31 December 2006, certain pro forma adjustments to reflect known or expected changes from 1 January 2007 and the balance sheet of the BBI Alinta Assets that are being acquired as part of the transaction are set out in Figure 5.12.

Figure 5.12: BBI pro forma balance sheet

$ in millions	Reviewed actual BBI 31 December 2006	Pro forma adjustments (existing BBI assets)[1]	BBI Alinta Assets[2]	Pro forma adjustments (BBI Alinta Assets)[3]	Pro forma BBI 31 December 2006
Current assets					
Cash	568.7	(119.8)	0.7	215.8	665.4
Receivables	164.7	15.2	19.8	-	199.7
Inventories	15.8	0.4	0.6	-	16.8
Financial assets	12.5	1.2	-	-	13.7
Other assets	15.5	0.8	0.8	-	17.1
Total current assets	**777.2**	**(102.2)**	**21.9**	**215.8**	**912.7**
Non-current assets					
Cash held on restricted deposit	68.6	39.3	-	-	107.9
Receivables	22.6	-	3.4	-	26.0
Other financial assets	33.6	3.4	-	-	37.0
Equity accounted investments	3.9	-	116.8	-	120.7
Property, plant and equipment	4,782.1	364.1	1,113.5	-	6,259.7
Investment property	152.5	-	-	-	152.5
Goodwill	529.4	328.3	158.7	1,130.7	2,147.1
Other intangibles	1,486.9	30.2	-	-	1,517.1
Deferred tax asset	57.8	-	-	-	57.8
Other assets	56.9	3.2	88.7	-	148.8
Total non-current assets	**7,194.3**	**768.5**	**1,481.1**	**1,130.7**	**10,574.6**
Total assets	**7,971.5**	**666.3**	**1,503.0**	**1,346.5**	**11,487.3**
Current liabilities					
Payables	317.5	(107.4)	57.6	-	267.7
Interest bearing liabilities	183.0	5.6	111.5	(91.5)	208.6
Other financial liabilities	50.2	-	-	-	50.2
Income tax payable	8.0	-	24.9	-	32.9
Provisions	52.4	-	87.6	-	140.0
Other	2.6	3.8	-	-	6.4
Total current liabilities	**613.7**	**(98.0)**	**281.6**	**(91.5)**	**705.8**

$ in millions	Reviewed actual BBI 31 December 2006	Pro forma adjustments (existing BBI assets)[1]	BBI Alinta Assets[2]	Pro forma adjustments (BBI Alinta Assets)[3]	Pro forma BBI 31 December 2006
Non-current liabilities					
Interest bearing liabilities	4,743.4	255.8	834.5	898.4	6,732.1
Other financial liabilities	98.1	–	–	–	98.1
Provisions	88.8	–	26.1	–	114.9
Deferred tax liabilities	521.4	–	158.5	–	679.9
Other	49.0	0.4	1.1	–	50.5
Total non-current liabilities	**5,500.7**	**256.2**	**1,020.2**	**898.4**	**7,675.5**
Total liabilities	**6,114.4**	**158.2**	**1,301.8**	**806.9**	**8,381.3**
Net assets	**1,857.1**	**508.1**	**201.2**	**539.6**	**3,106.0**
Minority interest	**118.2**	**(114.9)**	**–**	**–**	**3.3**
Equity attributable to securityholders	**1,738.9**	**623.0**	**201.2**	**539.6**	**3,102.7**

Notes to Figure 5.12:

1 Pro forma adjustments (existing BBI assets) to the reviewed actual BBI balance sheet as at 31 December 2006 comprise:
 (a) A net reduction in equity of $71.4 million from the half-year distribution completed on 2 March 2007. Total distribution was $104.6 million, however $33.2 million of this was used to issue additional BBI Stapled Securities under the distribution reinvestment plan of BBI.
 (b) Additional BBI Stapled Securities on issue under the distribution reinvestment plan of BBI of $67.3 million. The securities purchase plan had been completed as at 31 December 2006 but the BBI Stapled Securities had not been issued, therefore the balance sheet as at 31 December 2006 included $67.3 million within payables. This has been reclassified to equity above to reflect the issue of BBI Stapled Securities in January 2007.
 (c) Capital expenditure of $335.0 million completed on DBCT expansion post 31 December 2006 for which funds were raised at 31 December 2006.
 (d) Refund to the users of DBCT for $48.2 million in relation to the access undertaking that has occurred post 31 December 2006.
 (e) Proceeds from the institutional placement of approximately 234.5 million BBI Stapled Securities completed on 8 March 2007. This placement resulted in $416.1 million being raised net of issue costs of $8.0 million.
 (f) Proceeds from the conditional placement of approximately 8.3 million BBI Stapled Securities were approved at an extraordinary general meeting on 1 June 2007. The BBI Stapled Securities were issued at $1.80, raising $15.0 million.
 (g) An increase in equity of $81.1 million following the conversion of 89.2 million BBI NZ SPARCS into BBI Stapled Securities. This conversion was completed on 19 February 2007 and 17 May 2007.
 (h) Funds received in relation to the refinance undertaken by IEG in January 2007. This resulted in $159.3 million of additional borrowings offset by an increase in restricted cash of $39.3 million.
 (i) On 27 April 2007, BBI announced that it intended to exercise its option to acquire the remaining 49% of WestNet Rail that it did not own. The acquisition of the remaining equity in WestNet Rail can be made in either BBI Stapled Securities or cash. As at the date of this Booklet, the BBI Directors currently intend to use existing cash resources to complete the acquisition. The purchase price for the remaining 49% of WestNet Rail is approximately $240.0 million.
 The acquisition of the minority interests' equity in WestNet Rail will be treated as a business combination under Accounting Standards. Accordingly, the fair value of the assets acquired will need to be determined and allocated across both the tangible and identified intangible assets. At the date of this Booklet, the fair value accounting has not been completed, and therefore the excess of the purchase price over the book value of the assets acquired has been allocated to goodwill.
 (j) On 30 May 2007, BBI announced the acquisition of a 51% interest in a port facility in Spain (TPS). BBI has a call option to acquire the remaining 49% interest in TPS, which can be exercised by paying cash or via the issue of BBI Stapled Securities.
 The acquisition price (for 100% of TPS) is approximately $202.1 million including transaction and acquisition costs.
 In determining the pro forma adjustment above, the BBI Directors have not had the opportunity to complete the fair value accounting in relation to this asset. Accordingly, the excess of the purchase price over the identifiable assets and liabilities has been allocated to goodwill. A full analysis of the fair value of each of the identifiable assets and liabilities will be completed on acquisition.

2 The balance sheet for the BBI Alinta Assets has been provided by the Alinta Directors as set out in Figure 11.4.

3 Pro forma adjustments (BBI Alinta Assets) to the balance sheet for the BBI Alinta Assets balance sheet as at 31 December 2006 comprise:
 (a) The purchase consideration of $1,635.8 million comprising:
  (i) the issue of 372.0 million BBI Stapled Securities with an assumed value of $740.8 million, based on the BBI Stapled Security trading price at close of trade, 11.00am 8 May 2007 – the time immediately before BBI went into trading halt on ASX,
  (ii) the issue of 800.0 million BBI EPS with a face value of $1.00 per share;
  (iii) repayment of $200.0 million of corporate debt;
  (iv) additional debt raised of $518.0 million; and
  (v) payment of incidental costs of acquisition of $8.0 million.
 (b) Recognition of the net assets of BBI Alinta Assets and associated legal entities to be acquired by BBI of $201.2 million.
 (c) Recognition of the difference between the purchase price and the net assets acquired as goodwill. The BBI Directors have not had the opportunity to complete the fair value accounting in relation to the acquisition of the BBI Alinta Assets. A full analysis of the fair value of each of the identifiable assets and liabilities will be completed on acquisition. To the extent that the total consideration paid for the BBI Alinta Assets varies due to an increase or decrease in the price of BBI Stapled Securities, there will be an adjustment to the purchase price used in the purchase price allocation process outlined above.

(l) Significant accounting policies

As a result of the acquisition of the BBI Alinta Assets, additional and amended accounting policies will need to be noted that are not currently included in the BBI annual report. These include the following:

(i) Depreciation

The assets acquired by BBI from Alinta have varying depreciation rates in comparison to similar assets currently owned by BBI.

The estimated useful lives of the BBI Alinta Assets are:

(A) Gas distribution system

	years
Mains	60–120
Secondary gate stations	40–50
Regulators	40–50
Meters	25
Telemetry and monitoring	25

(B) Pipelines – plant and equipment

	years
Pipelines	40–50
Compressors	40–50
Meters	20–25

(ii) Management contract rights

Management contract rights relate to the acquisition of the Western Australian operations and maintenance business and are recognised at fair value at acquisition date. Management contract rights are being amortised over the estimated term of the agreements.

(iii) Customer relationships

Customer relationship intangibles arising from a business combination are recorded at fair value at acquisition date and are amortised on a straight-line basis over their useful life.

(m) Contingent liabilities

In its financial report for the half year ended 31 December 2006, BBI disclosed its contingent liabilities. Subsequent to this financial report, the BBI Directors reported the following matters:

(i) Agreements for the deal contingent interest rate swaps and deal contingent forward foreign exchange contracts (which totalled $62.6 million at 31 December 2006) include terms whereby if the merger agreement for the proposed NorthWestern acquisition is terminated by 24 July 2007 due to failure to receive regulatory approval the deal contingent swaps and deal contingent foreign exchange contracts will terminate at zero value. Otherwise, cash payments could be required if the merger agreement is not terminated by 24 July 2007 and the deal contingent swaps and deal contingent foreign exchange contracts are not terminated or extended.

(ii) The ATO has issued amended assessments to BBI in relation to deductibility of certain payments made to the Queensland Government, in relation to the long-term lease of DBCT. If the ATO is successful, BBI will be liable to primary tax of $69.9 million plus interest (calculated to 31 March 2007) of $21.3 million in relation to BBI FY06. No amount has been included as payable in the forecasts for BBI FY07 and BBI FY08. BBI has objected to the ATO's amended assessment, and is confident of the position it has taken. For further information refer to section 5.12.

(n) Commentary on prospects

BBI anticipates that its existing businesses will continue to perform in line with its recently reaffirmed distribution guidance of 14.25 cents per BBI Stapled Security for BBI FY07. Subject to the achievement of certain key assumptions the BBI Directors are targeting distributions per security for BBI FY08 and BBI FY09 of approximately 15.0 cents and 16.0 cents respectively.[38]

However, importantly, BBI has raised sufficient amounts of equity funding that has not yet been deployed and is not reflected in the financial forecasts for BBI FY07 and BBI FY08. The majority of this equity funding was earmarked for the potential acquisition of NorthWestern. However, as detailed below it now appears unlikely that the NorthWestern acquisition will proceed and therefore a substantial portion of these funds are available to fund future investments that meet BBI's investment criteria. The BBI Directors believe it is useful to provide an indication of the future prospects for where some of this equity funding could potentially be deployed together with some of the future growth prospects associated with BBI's existing business and growth prospects associated with the acquisition of the BBI Alinta Assets.

Note:

38 BBI is targeting distributions for BBI FY08 and BBI FY09 of approximately 15.0 cents and 16.0 cents respectively, provided the following key assumptions are achieved: no material adverse change to key tax or regulatory environments and completion of the DBCT expansion in line with schedule.

(i) DBCT expansion

The DBCT facility is currently being expanded past its current capacity of 59Mtpa up to 85Mtpa. This expansion is called the DBCT 7X Project and is underwritten by 100% take-or-pay contracts of at least 10 years duration.

DBCT management is undertaking the DBCT 7X Project in three phases which are described below. All capacity estimates assume current service levels (e.g. blending, ship size etc) and all cost estimates relate to capital cost estimates (i.e. excluding capitalised financing charges) and include contingency.

Phase 1 will lift DBCT capacity to 68Mtpa, is targeted for completion at the end of December 2007 and will cost an estimated $545.0 million. Phases 2 and 3 (being undertaken concurrently) will lift DBCT capacity to 85Mtpa, are targeted for completion by the end of December 2008 and will cost an estimated $639.0 million.

Provided the DBCT 7X Project stays on its target for completion, it is estimated that total cumulative capital costs of approximately $820.0 million will have been incurred by the end of December 2007 and approximately $1.1 billion by June 2008.

The Queensland Competition Authority (QCA) approved a regulated return on capital of 9.02%, based on a risk free rate of 5.84% in its regulatory determination on DBCT published in April 2005 (The Dalrymple Bay Coal Terminal Draft Access Undertaking Final Decision). Applying a capital structure of 60% debt and 40% equity (i.e. the capital structure assumed by the QCA in its regulatory determination) to the regulated return, results in a return on equity of 11.84% on existing DBCT assets. In relation to any expansion of DBCT during the regulatory period, assuming the QCA is satisfied that DBCT management has complied with its process for approving the inclusion of expansion capital in the regulated asset base, the regulated return to apply to expansion capital (i.e. both debt and equity) invested would equate to 9.02%, adjusted only for the risk free rate prevailing at the date of the effective completion and commissioning of the expansion.

For example, if the risk free rate on completion and commissioning of the expansion was 6%, the WACC to apply would be 9.18% and the return on equity would be 12%, assuming the regulatory capital structure of 60% debt and 40% equity. If the risk free rate at the effective completion and commissioning of the expansion was 5.5%, the WACC to apply would be 8.68% and the return on equity would be 11.5%, assuming that same capital structure. On completion and commissioning of an expansion phase and assuming:

> The cost of the expansion is accepted by the QCA into the regulated asset base;
> All new contracts for expansion capacity are for reference tonnage;
> A WACC of 9.02% applies, based on an assumed risk free rate prevailing at the date of commissioning of the expansion of 5.84%;
> A gearing level of 60% debt and 40% equity is adopted (which is the regulatory gearing level adopted by the QCA in respect of DBCT); and
> Expansion assets are depreciated over a weighted average life of 40 years,

BBI's EBITDA would increase by approximately $0.95 million per annum for every $10.0 million invested in the expansion. The increase would take effect from the date the expansion capital is completed and commissioned and would apply for the remainder of the regulatory period (i.e. to 31 December 2009). The earliest possible completion and commissioning date of phase 1 is currently December 2007 and for phase 2 and 3 is December 2008. During construction BBI is allowed to earn a return at the approved regulatory rate (WACC) on approved expansion capital expenditure from the date these amounts are actually incurred. This return does not impact the cash flow but will be capitalised into, and therefore increase, the regulated asset value on completion of the expansion phase.

EBITDA and cash flow contributions for phase 1 have been included in the BBI FY08 forecasts from 1 January 2008. If the completion of construction and commissioning of phase 1 is delayed past December 2007 the forecast EBITDA in BBI FY08 will be reduced by approximately $4.7 million for every 30 days the completion of phase 1 is delayed past December 2007 and cash available for distribution will reduce by approximately $2.2 million for every 30 days the completion of phase 1 is delayed past December 2007. There is no EBITDA or cash flow contribution assumed for phases 2 and 3 in the BBI FY08 forecast. Any delay in the construction completion of the DBCT 7x expansion project results in a delay of the commencement of operating cash flows associated with this project only and not a permanent impairment to overall operating cash flow levels. The anticipated equity invested by BBI for the DBCT 7X Project, assuming a gearing level of 60% debt and 40% equity, based on the anticipated increase to the regulated asset base amounts to approximately $530.0 million (or approximately 350 million BBI Stapled Securities).

On completion of the regulatory period (i.e. 31 December 2009), the regulatory parameters (including the regulatory return or WACC) can be reviewed by the QCA. The review of regulatory parameters is subject to specified exceptions, such as the QCA's undertaking not to write down (i.e. optimise) the value of the terminal in future, except in exceptional and specified circumstances (for example, where the QCA has approved inclusion of a terminal expansion cost in the regulated asset base based on false and misleading information provided by BBI).

(ii) IEG – Growth in UK connections
The existing installed connections in the IEG business in the United Kingdom provide an "availability based" income stream from a group of high credit quality counterparties with minimal operating costs. In the most recent calendar year ended 31 December 2006, IEG has achieved approximately 52,000 new connections. This is a significant growth outcome over the 32,300 new connections achieved in the calendar year ended 31 December 2005. IEG is forecasting a further 52,000 new connections in BBI FY07 and approximately 68,000 new connections in BBI FY08.

New connections have a cost recovery/revenue multiple of approximately eight times. There are minimal operating costs associated with the connections once installed. The assets have an engineering life of more than 50 years. In the recent refinance of IEG in January 2007, BBI put in place a £100.0 million capital expenditure facility to fund 100% of the expected growth in the United Kingdom connections over the next three to five years. This growth will provide significant potential for enhanced distributions in future periods, to the extent that the existing order book and new orders are converted into new connections.

(iii) Alinta Assets

(A) AGN – 74.1%:
AGN is the largest distributor of natural gas in Western Australia, serving the greater metropolitan area of Perth, Kalgoorlie-Boulder and Albany. Over the last 10 years, it has achieved a new connection growth averaging around 4% p.a.

The investment in AGN provides BBI additional exposure to the strong Western Australian economy, which has enjoyed rising resource prices and growth in demand from emerging economies in recent years. It is expected that AGN will continue to experience above average earnings growth in the foreseeable future if the strong growth in Western Australia continues.

(B) DBNGP – 17%:
DBNGP is the only natural gas pipeline connecting the Carnarvon and Browse Basins on Western Australia's north-west shelf with industrial, commercial and residential customers in Perth and the surrounding region. It has recently completed a $430 million expansion and increased its capacity by 16% from 632 TJ/day to 735 TJ/day.

DBNGP is benefiting from the strong Western Australian economy and its growing energy needs. In May 2006, DBNGP announced that a $1.5 billion expansion (Stage 5) would be developed on a staged basis, and would add approximately an extra 375 TJ/day in total capacity, an increase of approximately 51% over the current pipeline capacity. Stage 5A is currently underway and is expected to cost $700 million, adding approximately 100 TJ/day of capacity to the pipeline by the end of the 2008 calendar year. On 19 April 2007, DBNGP announced a possible extension of the Stage 5A expansion – to be known as Stage 5A(2), which is being investigated in response to demand for additional firm haul and part haul capacity. The extension would provide an additional approximately 40 TJ/day of firm full haul capacity at an estimated cost of $200 million and is expected to be commissioned over 2009 and 2010.

Similar to the investment in AGN, DBNGP provides BBI with additional exposure to the strong Western Australian economy. The expansion of the DBNGP will provide a stepped change increased contribution in distributable cash once the expansion is completed.

(C) Western Australia operations and maintenance business – 100%:
The Western Australian operations and maintenance business provides effective and efficient asset management, project management, and operations and maintenance services to asset owners in the infrastructure sector in Western Australia. BBI proposes to integrate the management of the Western Australian operations and maintenance business into the BBI WestNet Rail business based in Perth.

The current earnings of the Western Australian operations and maintenance business are underpinned by the operations and maintenance service agreements with AGN and DBNGP, and a limited number of third party operations and maintenance contracts. It is expected that the earnings and cash flow contributions from this business are likely to grow strongly in the near future as the business benefits from the margin it earns from the planned $1.7 billion capital expansion works associated and ongoing operations and maintenance works associated with the DBNGP and additional operations and maintenance contracts with third parties in relation to the provision of project management services on new infrastructure or operations and management services on existing infrastructure located in Western Australia.

(D) TGP – 100%:
TGP is the only source of natural gas into Tasmania, with the current capacity of the TGP Longford – Bell Bay mainline being 47 PJ p.a. As at the date of this Booklet, TGP continues to have significant spare capacity – approximately 70 TJ/day of spare capacity for firm forward haulage and approximately 100 TJ/day for as available forward haulage. This spare capacity, coupled with TGP's monopolistic position, provides significant growth potential. Identified growth opportunities for TGP include the proposed development of a 200MW power station in Tasmania and the new reticulation network that has recently been completed by Powerco Tasmania (a 100% owned BBI business), which will supply gas to both industrial and residential customers. The operating costs for the TGP are largely fixed and therefore any revenue associated with additional throughput will increase cash available for distribution.

(E) MGN – 20.1%:
MGN has commenced two important expansion projects. In November 2004, MGN was awarded the $24 million Yarra Ranges project and in August 2005 the $50 million South Gippsland project. Completion of the Yarra Ranges expansion, due at the end of the 2007 calendar year, will see 150 kilometres of new pipe laid passing 6,000 potential new customers. The South Gippsland expansion commenced on 3 October 2006, and will see 250 kilometres of pipe laid and will pass 10,000 potential customers. The project is expected to be completed by the end of the 2009 calendar year.

(iv) European Port Opportunities
BBI is actively pursuing a range of accretive port opportunities in multiple jurisdictions in Europe. BBI is in exclusive discussions with a number of vendors in respect of acquiring controlling interests in these port opportunities with detailed due diligence now underway. The proportionate controlling interests in these ports have a cumulative enterprise value in excess of $675.0 million and an equity requirement in excess of approximately $350.0 million, with each transaction expected, if successful, to complete in the first half of BBI FY08 at multiples that are expected to be immediately accretive to BBI. It is anticipated that BBI will hold rights to increase its proportionate interest over time in some of the opportunities being considered, thereby increasing the size of possible investments in the European port sector over time.

These potential port acquisitions illustrate the pipeline of opportunities that should enable BBI to accretively deploy available funds.

(v) The possible acquisition of NorthWestern Corporation
BBI has entered into an agreement to acquire NorthWestern Energy Corporation (**NorthWestern**) for $2.8 billion (US$2.2 billion). Completion is subject to the approval of NorthWestern shareholders and various US state and federal regulatory authorities. All of the required approvals have been received, with the exception of the Montana Public Service Commission (**MPSC**).

NorthWestern is a vertically integrated electricity and gas transmission and distribution utility servicing the regions of Montana, South Dakota and Nebraska in the United States. NorthWestern operates over 30,000 miles of electric transmission and distribution lines and 7,800 miles of gas transmission and distribution pipelines. In addition, NorthWestern owns approximately 310MW of regulated and 225MW of unregulated electricity generation assets.

BBI lodged its application for approval from the MPSC in June 2006. Several parties intervened in BBI and NorthWestern's application proceeding. Following the conclusion of a hearing process, at a working group meeting of the MPSC held on 23 May 2007, the five commissioners of the MPSC instructed the MPSC staff to draft an order rejecting BBI and NorthWestern's application for approval. On 25 June 2007 (before the MPSC had formally voted on the application), BBI and NorthWestern lodged with the MPSC an application for rehearing of the approval, based on revised acquisition terms. When it considers the application for rehearing, the MPSC may elect not to grant the rehearing, in which case it is likely to vote to reject the approval. If the MPSC decides to grant the rehearing, BBI would request an expedited procedure for the MPSC to consider the revised terms.

5.10 Board and senior management

(a) BBI Boards of directors

Figure 5.13: BBI Boards of directors

Director	BBIL	BBIS	Biography
Phillip Green (Chairman of BBIL and BBIS – B&B executive)	X	X	Mr Green has been Chief Executive of B&B in Australia since 1991 and is currently Managing Director of Babcock & Brown Limited. In addition to his role as Managing Director of Babcock & Brown Limited, Mr Green is currently Chairman of Babcock & Brown Environmental Investments Limited, Chairman of the responsible entity of the MTM Entertainment Trust and a director of Abacus Property Group.
Peter Hofbauer (B&B executive)	X	X	Mr Hofbauer is the Global Head of B&B's infrastructure business unit. He joined B&B in 1989 and has worked in both the Sydney and London offices. He is also the chairman of Babcock & Brown Power (BBPL and of the Responsible Entity of BBPT) as well as the Chairman of Babcock & Brown Wind Partners (BBWPL, BBWPB and of the Responsible Entity of BBWPT).
Hon Dr David Hamill (Independent Director)	X	X	Dr Hamill has been a director of BBIL since March 2002 and of BBIS since July 2005. Dr Hamill is currently a Director of Paridian Property Development Fund Limited and Family Care Medical Services Limited. He is also a trustee of the Queensland Museum Foundation and a director of the Australian Red Cross Blood Service. Dr Hamill was Treasurer of Queensland from 1998 to 2001, Minister for Education from 1995 to 1996, and Minister for Transport and Minister Assisting the Premier on Economic and Trade Development from 1989 to 1995.
Leigh Hall (Independent Director)		X	Mr Hall has been a director of BBIS since July 2005. From March 2002 to July 2005 Mr Hall was a director of BBIL. Until his retirement in 1999, Mr Hall was Deputy Managing Director of AMP Asset Management Australia Limited. He is also a director of Funds SA and a former Director of the Bellambi Coal Company Limited, Coal Mines Australia Limited, Drayton Coal Pty Limited, Equatorial Mining Ltd and United Energy Ltd.
Barry Upson (Independent Director)	X	X	Mr Upson has been a director of BBIL since December 2004 and of BBIS since July 2005. Mr Upson was Chairman of Powerco Limited until the acquisition by BBI. He brings with him 11 years of experience and knowledge of the Powerco business. Mr Upson was previously an executive director, including four years as Managing Director, of a publicly listed non-ferrous metal extrusion company operating from New Zealand.

(b) Senior management

The key senior management personnel (employed by B&B) who have been seconded to BBIM to provide management services to BBI under the BBI management arrangements are set out in Figure 5.14.

Further details of the management arrangements between B&B and BBI are set out in section 5.14(b) and the relationship between B&B and its managed funds is set out in section 9.

Figure 5.14: BBI senior management

Senior executive	Biography
Jeff Kendrew (Acting CEO)	Mr Kendrew was appointed to his current role at BBI in June 2007. Prior to that, Mr Kendrew was BBI's Chief Operating Officer – Energy Transmission and Distribution. In this role Mr Kendrew supported the acquisition team for a number of BBI's assets and was responsible for their integration. Prior to joining BBI, Mr Kendrew was employed at BBI's largest asset, Powerco, as General Manager of Corporate Development. He took on this position in March 2001 after holding operational management roles with Powerco.
Jeff Pollock (COO – Transport)	Mr Pollock joined BBIL in January 2002 as its inaugural Chief Financial Officer. From 1 July 2005 Mr Pollock was re-employed by BBIM, firstly in the role of Chief Financial Officer before assuming his current role of Chief Operating Officer – Transport.
Richard Krogh (Acting COO – Energy Transmission and Distribution)	Mr Krogh was appointed to his current role in June 2007. Prior to that, Mr Krogh was Chief Executive Officer of BBI's largest asset, Powerco. As CEO of Powerco, Mr Krogh maintained the asset's position as one of New Zealand's most efficient and successful electricity and gas distribution businesses. Mr Krogh joined Powerco in September 2000 following the merger with CentralPower where he held the executive and management position of General Manager Network Assets. Before joining CentralPower he had held a variety of engineering positions within the electricity industry.
Jonathon Sellar (CFO)	Mr Sellar joined BBI as the Group Financial Controller before assuming the role of Chief Financial Officer for BBI in September 2005. His most recent role prior to joining BBIL was Project Controller of InterGen's Australian power stations. Prior to this role at InterGen, Mr Sellar was Senior Audit Manager (Energy and Mining) at PricewaterhouseCoopers Brisbane which included a two year secondment to the United Kingdom.
Michael Ryan (General Counsel and Company Secretary)	Mr Ryan joined BBI in April 2004. From 1 July 2005, Mr Ryan was re-employed by B&B under the restructure and remains in the role of BBI General Counsel and Company Secretary under the management agreements between BBI and BBIM. Prior to joining BBI Mr Ryan worked as a lawyer in the corporate group of the international law firm, Freehills. In private practice, Mr Ryan advised on mergers and acquisitions, as well as on general corporate and commercial law issues, with an industry focus on energy, resources and infrastructure.

5.11 Fee arrangements

Subsidiaries of B&B are the Manager of BBI and the Responsible Entity of BBIT. BBI pays the following fees to B&B for it undertaking those roles and providing the other services set out below.

You should read all the information about fees and costs because it is important to understand their impact on an investment in BBI. Small differences in both investment performance and fees and costs can have a substantial impact on your long-term returns.

You will not be charged an establishment fee, contribution fee, withdrawal fee, termination fee or investment switching fee in connection with your investment in BBI.

(a) Responsible entity fee

BBIS has waived its right to receive a fee so long as BBIM acts as the Manager of BBIT. Under BBIT's constitution the fee which BBIS is otherwise entitled to receive is 2% per annum of the value of the gross assets of BBIT.

(b) Base management fee

BBIM is entitled to receive a base fee for services provided under the BBI Management Agreements. The base fee is a quarterly fee of 0.1% of Base Capitalisation (as defined in Figure 5.15) plus 1.0% per annum of the amount (if any) by which the Calculated Market Capitalisation (CMC) (as defined in Figure 5.15) exceeds the Base Capitalisation. The base fee is payable to BBIM by BBI quarterly in arrears.

Set out in Figure 5.15 is a hypothetical example of the manner in which the base fee payable to BBIM for managing BBI will be calculated. This example is provided for illustrative purposes only and does not purport to represent the likely fees payable nor the likely price of a BBI Stapled Security or relevant indices. The example is based on an approximate number of BBI Stapled Securities post-Implementation of the Share Scheme and assumes a price of a BBI Stapled Security equal to the closing price as at 27 June 2007.

(c) Incentive management fee

BBIM may be entitled at the end of each financial year to receive an incentive management fee of 15% of the amount (if any) of any excess return of BBI Stapled Securities (as measured by the BBI Stapled Security Accumulation Index, an index formulated by BBIM to measure the accumulated market value of BBI Stapled Securities) (BBI Stapled Security Accumulation Index) over the S&P/ASX200 Accumulation Index (**Benchmark Index**) in a financial year.

The incentive management fee amount payable by BBI to BBIM is calculated at the end of each financial year and payable in three equal instalments with the first instalment immediately payable. The remaining two instalments are due and payable at 30 June in the subsequent two years provided there has been continued outperformance of the BBI Stapled Security Accumulation Index over the Benchmark Index. Up to 60% of the incentive management fee can be paid in BBI Stapled Securities at the discretion of the BBI Directors to reinforce alignment between securityholders and the Manager.

Set out in Figure 5.16 are hypothetical examples of the manner in which the incentive management fee payable to BBIM for managing BBI will be calculated (in this example calculated hypothetically as at the end of BBI FY08). These examples are provided for illustrative purposes only and reflect an outperformance of 10% relative to the Benchmark Index and an underperformance of 10% relative to the Benchmark Index. These examples do not purport to represent the likely fees (if any) payable nor the likely price of a BBI Stapled Security or relevant indices.

Figure 5.15: Base management fee calculation

	Days in quarter	90
	Relevant quarter	Quarter to 30 June 2008
Calculated market capitalisation		
ATP	Volume-Weighted Average Price (VWAP) per BBI Stapled Security over last 20 days of trading of BBI Stapled Securities in the quarter	$1.71
AN	Average closing number of BBI Stapled Securities over last 20 days of trading of BBI Stapled Securities in the quarter	2,219,000,000[39]
FC	Sum of firm commitments to future investments by BBI as at the last trading day of the quarter	$0
UC	Sum of uncommitted cash balances of BBI as at the last trading day of the relevant quarter	$0
	Calculated market capitalisation = (ATP x AN) + FC – UC	**$3,794,490,000**
	Base capitalisation[40]	**$400,000,000**

Hypothetical fee payable to BBIM for quarter:

= (0.1% x Base Capitalisation x (Days/365)) + (1.0% x (Calculated Market Capitalisation – Base Capitalisation) x (Days/365))

= (0.1% x $400,000,000 x (90/365)) + (1.0% x ($3,794,490,000 – $400,000,000) x (90/365))

= $98,630 + $8,369,975

= $8,468,605 for quarter

Hypothetical estimated annual base fee payable to BBIM:

= $34,344,900

Notes:

39 Average closing number of BBI Stapled Securities in the relevant quarter to 30 June 2008 assumes 377 million BBI Stapled Securities are issued post 30 June 2007, being the approximate number of BBI Stapled Securities to be issued as part of the Scheme Proposal (assuming the maximum 800 million issuance of BBI EPS).

40 Base Capitalisation amounts to $400 million pursuant to the BBI Management Agreement.

Figure 5.16: Incentive management fee calculations

	Assumptions	Example 1	Example 2
	Relevant period: Financial year to 30 June 2008		
A	Average market capitalisation for last quarter ending 30 June over the last 20 trading days of the preceding financial year (i.e. financial year to 30 June 2007)	$3,149,820,000[41]	$3,149,820,000[42]
B	Average closing BBI Stapled Security Accumulation Index over the last 20 trading days of the previous financial year (i.e. financial year to 30 June 2007)	100	100
C	Average closing BBI Stapled Security Accumulation Index over the last 20 trading days of the relevant period	110	130
D	Average closing Benchmark Index over the last 20 trading days of the previous financial year (i.e. financial year to 30 June 2007)	100	100
E	Average closing Benchmark Index over the last 20 trading days of the relevant period	120	120
	Stapled Security Return (SSR) for the relevant period	= A x (E-D)/D = $3,149,820,000 x (110-100)/100 = **$314,982,000**	= A x (E-D)/D = $3,149,820,000 x (130-100)/100 = **$944,946,000**
	Benchmark Return (BR) for the relevant period	= A x (F-E)/E = $3,149,820,000 x (120-100)/100 = **$629,964,000**	= A x (F-E)/E = $3,149,820,000 x (120-100)/100 = **$629,964,000**
	Above BR for the relevant period	= SSR – BR = $314,982,000 – $629,964,000 = **-$314,982,000**	= SSR – BR = $944,946,000 – $629,964,000 = **$314,982,000**
	Incentive management fee for the relevant period[43]	= 15% x (SSR-BR) = 15% x -$314,982,000 = $0 **(since negative result)**	= 15% x (SSR-BR) = 15% x $314,982,000 = **$47,247,300** (with only **$15,749,100** being due and payable in the relevant financial year)[44]

Notes:

41 Hypothetical average market capitalisation as at 30 June 2007 assumes an average of 1.842 billion BBI Stapled Securities on issue at $1.71 per BBI Stapled Security.

42 See footnote above.

43 For the purpose of the hypothetical examples of the incentive management fee outlined above, it has been assumed that no other portions of prior year incentive management fees are due or payable.

44 As noted above, the incentive management fee is calculated for the relevant period and payable in three equal instalments with the first immediately payable (i.e. 30 June 2008), the second instalment being payable as at 30 June of the relevant period plus 12 months (i.e. 30 June 2009) if the BBI Stapled Security Accumulation Index has continued to outperform the Benchmark Index over the two year period from 1 July 2007 to 30 June 2009 and the third instalment being payable as at 30 June of the relevant period plus 24 months (i.e. 30 June 2010) if the BBI Stapled Security Accumulation Index has continued to outperform the Benchmark Index over the three year period from 1 July 2007 to 30 June 2010.

As also noted above, up to 60% of the current portion of the annual incentive management fee can be paid in BBI Stapled Securities at the discretion of the BBI Directors.

(d) Reimbursement of out of pocket expenses
BBIM is entitled to an amount per annum in respect of expenses. BBIM is also entitled to recover any costs paid by it on behalf of BBIL and any costs in providing the services to the extent that these require input beyond the scope of the management team or are additional services. BBIM is also entitled to recover any costs paid by it on behalf of BBIS.

These expenses are contracted to be $8.216 million for BBI FY07 and are escalated by CPI over the term of the BBI Management Agreements (being 25 years from 1 July 2005).

(e) Other fees that may be payable to B&B
The following fees may be incurred by BBI, however B&B has waived its right to receive any financial advisory fees from BBI in relation to the acquisition of the BBI Alinta Assets:

(i) Break fees – one-third of the value of any break, termination or similar fees received net of acquisition costs incurred by BBI in connection with an investment or proposed investment will be paid to BBIM at the relevant time from the fees received by the relevant BBI entity.

(ii) Financial advisory fees – BBI has entered into an Exclusive Financial Advisory Agreement with B&B. The fees for these services are negotiated at the time, and on reasonable arm's length terms. The independent BBI Directors have protocols in place to benchmark fees proposed and to ensure that they are on reasonable arm's length terms. In the case of acquisitions, fees are normally expressed as a percentage of enterprise value, which is usually defined as the risk capital invested by BBI plus the proportion of debt financing to the investment represented by BBI's investment.

More detail about the Exclusive Financial Advisory Agreement is set out in section 9.3.

(f) Example of annual fees and costs for an investment in BBI
An example of the fees and costs attributable to a $50,000 investment in BBI over a one year period is set out in Figure 5.17.

Figure 5.17: Example of annual fees and costs

Example of annual fees and costs in BBI		Balance of $50,000
Contribution fees	Nil	Not applicable
PLUS management costs[45]	Approximately 1.25%[46] for the twelve months ending 30 June 2008	The management costs attributable to a $50,000 investment in BBI for one year are approximately $623[47]
EQUALS cost of fund		The fees and costs attributable to a $50,000 investment in BBI for one year are approximately $623[48]

Notes:
45 This includes the responsible entity fee, the base management fee, the incentive management fee, the manager expense amount and any fee payable to a custodian. This does not include any financial advisory or origination or disposal fees.
46 Assumes, for illustrative purposes only, a 1% out performance in relation to the calculation of the incentive management fee.
47 Note that these fees and costs are not deducted from distributions you receive from BBI. These fees and costs are paid by BBI before distributions are paid to BBI Stapled Securityholders.
48 See footnote above.

5.12 Risk factors associated with an investment in BBI

An investment in BBI involves many risks that are specifically associated with energy transmission and distribution assets and transport infrastructure, those specifically associated with BBI and those specifically associated with particular assets of BBI. The key risks of this type are outlined in this section 5.12.

In addition, an investment in BBI involves general risks which relate to all investments in infrastructure assets and to any investment in listed securities. The key general risks are outlined in more detail in section 12.5.

This section and section 12.5 describe the key risks of an investment in BBI considered applicable by the BBI Directors based on their assessment of the probability of the risk occurring and its expected impact if it were to occur.

It is not an exhaustive list of all possible risks associated with an investment in BBI and there is no guarantee that other risks will not also occur or, if the risks do occur, that their impact will be as described.

The risks set out in this section, and in section 12.5, as well as other risks not referred to, could materially affect the financial and operating performance of BBI and the value of an investment in BBI. Some of these risks can be mitigated by appropriate action, safeguards and procedures but many cannot be mitigated effectively.

(a) Taxation

In addition to the general taxation risks described in section 12.5(t), BBI is currently involved in two potentially material disputes with taxation authorities, as discussed below.

BBI has been involved in ongoing discussions with the ATO regarding the deductibility of payments associated with the long-term lease of DBCT. The ATO has issued amended assessments on the grounds that such payments were not deductible.

The amendments result in tax payable of $69.9 million plus $21.3 million in interest charges for the financial years ended 30 June 2002 to 2006 (calculated to 31 March 2007). The ATO has advised that it does not intend to impose administrative penalties.

As some of the payments in question are ongoing, BBI's tax profile for subsequent periods may be affected if the ATO's position were to be upheld.

BBI considers the ATO's position to be incorrect. BBI has objected to the ATO's assessments, remains confident of the position that it has adopted and intends to defend its position.

Powerco has received a notice of proposed adjustment from the New Zealand Inland Revenue Department which proposes to disallow certain deductions. Powerco is now involved in a mediation process with the New Zealand Inland Revenue Department. Powerco is also confident of its position and intends to defend its position through the mediation process. The maximum potential liability for Powerco in respect of this matter is approximately NZ$20 million.

Decisions adverse to BBI in relation to both of these matters are not expected to alter BBI distribution guidance.

(b) Construction

BBI has a significant investment in the DBCT 7X Project, further details of which are set out in section 5.9(n). This project is currently undergoing construction for expansion and BBI may retain some residual construction risk, as further described in section 12.5(h) relating to construction risks generally.

(c) Loss of corporate credit rating

BBI has an investment grade credit rating with Moody's Investors Service of Baa3 (under review for downgrade).

This investment grade credit rating is important because it impacts BBI's cost of debt and its ability to source further borrowings. There is a risk that BBI could have its credit rating downgraded if Moody's were to change its current view of the risk to senior lenders.

(d) Distribution risk arising from terms of the BBI EPS

If the BBI EPS Issuer fails to pay a BBI EPS Dividend Amount on or within 10 days of a relevant Dividend Payment Date, then BBI will be prohibited from paying BBI Distributions on any BBI Stapled Securities until all outstanding BBI EPS Dividend Amounts have been paid in full or all BBI EPS have been redeemed or converted or BBI EPS Holders have approved the payment by a special resolution. This can be triggered by either:

> the BBI EPS Issuer electing to optionally defer BBI EPS Dividend; or

> a Mandatory Deferral Event, which occurs when the BBI interest cover ratio falls below the Minimum Interest Cover Ratio.[49]

For defined terms refer to the BBI EPS terms of issue in Annexure H.

(e) Litigation

Alinta is in dispute with the Essential Services Commission (Victoria). Proceedings have been commenced by AAM in the Supreme Court of Victoria regarding whether or not AAM is required to be licensed under section 22 of the *Gas Industry Act 2001* (Vic) and whether AAM is required to comply with the Gas Code arising out of the services provided by it in connection with the MGN. The proceeding has been heard in the Supreme Court and Alinta is currently awaiting judgement. The potential outcome of this dispute may have an adverse effect on the future operational and financial performance of MGN.

Note:

49 The ATO has been requested to issue a tax ruling to confirm the availability of CGT rollover relief in respect of BBI EPS.

Alinta is also involved in proceedings before the WA Energy (Gas) Review Board relating to a review of the revised access arrangements for the DBNGP brought by the Electricity Generation Corporation (trading as Verve Energy). In the proceedings, Verve Energy has alleged, amongst other matters, that AAM is, in effect, a service provider for the purposes of the *National Third Party Access Code for Gas Pipeline Systems* and that DBP should not be allowed to recover, in the tariffs it charges shippers for services on the DBNGP, certain charges made by AAM in respect of services provided by it. The issues are similar to those described above for MGN.

The potential outcome of disputes and proceedings may have an adverse effect on the future operational and financial performance of the MGN, the AGN or the DBNGP.

5.13 Governance and other board matters

Section 9.4 contains a detailed description of the governance and board matters relevant to BBI.

5.14 Additional information

(a) Rights attaching to BBI Stapled Securities

BBI Stapled Securities issued pursuant to the Share Scheme will from their date of issue rank equally with the existing BBI Stapled Securities on issue (provided that they will not rank for the distribution for the half year to 30 June 2007). The rights attaching to BBI Stapled Securities are detailed in the constitutions of BBIT and BBIL.

The key rights attaching to BBI Stapled Securities are summarised below. Rights attaching to BBI Stapled Securities may also arise under the Corporations Act, other laws and the Listing Rules. Those rights are not covered in this summary except where expressly indicated.

(i) Voting

At a general meeting of BBIL or BBIT, BBI Stapled Securityholders present in person or by proxy, attorney or representative have one vote on a show of hands and, in the case of BBIL, one vote on a poll for each fully paid share in BBIL held (with proportional voting rights for partly paid shares) and, in the case of BBIT, one vote for each Australian dollar of the paid up value of each unit in BBIT held. Voting on a special resolution of BBIT must be decided on a poll, otherwise, voting on resolutions of BBIL or BBIT is by a show of hands unless a poll is demanded.

(ii) BBI Distributions

BBI Distributions may be comprised of dividends payable by BBIL and distributions payable out of BBIT.

In respect of dividends payable by BBIL, the BBIL directors may pay any interim or final distributions as, in their judgment, the financial position of BBIL justifies.

In respect of distributions payable out of BBIT, BBI Stapled Securityholders are entitled to receive their pro rata entitlement (by reference to the number of units held as a proportion of the total number of all units in BBIT) to the distributable income of BBIT for the relevant distribution period.

(iii) Issue of further BBI Stapled Securities

Subject to certain restrictions, BBI may issue, grant options in respect of, or otherwise dispose of BBI Stapled Securities. Any issue of new shares in BBIL must be matched by a corresponding issue of new units in BBIT which are stapled to those shares in BBIL. The same applies for any issue of new units in BBIT.

(iv) Transfer of BBI Stapled Securities

BBI Stapled Securityholders may transfer BBI Stapled Securities in accordance with the BBIL and BBIT constitutions. A transfer of a share in BBIL will only be in registrable form if it relates to, or is accompanied by, a transfer of a corresponding unit in BBIT to which the share in BBIL is stapled in favour of the same transferee. The same applies for any transfer of units in BBIT.

BBI may refuse to register a transfer of BBI Stapled Securities including where the transfer is not in registrable form or where such a refusal is permitted by the Listing Rules or ASX. Subject to the Listing Rules and ASTC Settlement Rules, while BBI is a listed entity, the BBI Directors may suspend the registration of a transfer at such times and for such periods as deemed fit.

(v) General meetings and notice

Each BBI Stapled Securityholder is entitled to receive notice of and, except in certain circumstances, attend and vote at general meetings of BBIL and BBIT and to receive all notices, accounts and other documents required to be sent to BBI Stapled Securityholders under BBIL's constitution, BBIT trust deed or the Corporations Act.

(vi) Winding up or termination

BBI Stapled Securityholders are entitled on a winding up of BBIL or a termination of BBIT to receive a share in any surplus assets of BBIL in proportion to the BBI Stapled Securities held by them (subject to any special resolution or rights or restrictions attaching to any class or classes of shares) and a proportionate share of BBIT assets (after BBIS has deducted its remuneration and costs and subject to any special rights or restrictions attached to any unit in BBIT or the direction in writing of all BBI Stapled Securityholders).

(vii) BBI Stapled Securityholder's liability

A BBI Stapled Securityholder's liability is limited under the constitutions of BBIT and BBIL to the amount paid (or payable, in the case of partly paid BBI Stapled Securities). However, BBI Stapled Securityholders should note that the courts have not finally determined the extent of liability of unitholders in unit trusts.

(b) Management arrangements

BBIM, a subsidiary of B&B, is the Manager of BBI under 25 year management agreements with BBIL (**BBIL Management Agreement**) and BBIS (**BBIS Management Agreement**) (BBIL Management Agreement and BBIS Management Agreement collectively referred to as the **BBI Management Agreements**). The BBI Management Agreements are due to expire in June 2030.

Under the terms of the BBI Management Agreements, BBIM makes recommendations to BBIL and BBIS in respect of current and prospective investments and provides management services to BBIL and BBIS in its capacity as Responsible Entity for BBIT.

The key roles undertaken by BBIM include:

> investing and managing the asset portfolio;
> providing investment, consultation, advisory and management services in relation to authorised investments and the asset portfolio;
> identifying, investigating, researching, evaluating, advising and making recommendations on investment opportunities, including opportunities identified by the relevant BBI entity;
> exploring opportunities to exit investments and advising on such exit opportunities;
> identifying appropriate risk management policies and procedures in respect of the asset portfolio and reporting on the adequacy and effectiveness of those policies and procedures on a regular basis to the respective BBI Board,
> the implementation of BBI Board decisions;
> performing or procuring the performance of all reasonable accounting, tax, corporate secretarial, IT, reporting and compliance services;
> managing investor and public relations;
> providing any and all services that are necessary or incidental to the above; and
> other services to assist BBIS in performing its role as Responsible Entity.

BBIM has appropriate delegated authority from the relevant BBI entity to do all things necessary or incidental to perform its role, including to carry out investment transactions within pre-approved limits.

In performing its role, BBIM must comply with any written policy or direction of the relevant BBI entity which does not contravene any law or the relevant management agreement and which is not inconsistent with BBI's investment strategy (as set out in section 5.7 (b)) or the BBI stapling deed.

A BBI Management Agreement may be terminated by BBIL or BBIS at any time where BBIM is in material breach of the relevant BBI Management Agreement and has not been able to correct the breach within 90 days, where the B&B Group ceases to hold (directly or indirectly) more than 50% of BBIM or where an insolvency event occurs in relation to BBIM. The BBIL Management Agreement may also be terminated by BBIL if BBIL shareholders so resolve if the responsible entity of BBIT is not an associated company of B&B.

Under the BBI Management Agreements, BBIM is to be remunerated through payment of certain fees and reimbursed certain costs as set out in section 5.11.

(c) Interests of Directors

Refer to section 15.22 for details of the interests of each BBI Director in relation to the Scheme Proposal.

(d) Issue of exchangeable loan notes

At an Extraordinary General Meeting of BBI Stapled Securityholders held on 11 May 2005, BBI Stapled Securityholders approved a proposal to enable the issue of exchangeable loan notes to:

> BBIM, which if converted to an A special share, would enable BBIM to appoint up to 50% of the BBIL directors including the right to appoint one of those BBIL directors as managing director; and
> BBIS, in its capacity as responsible entity of BBIT, which if converted to a B special share, would enable BBIS to appoint up to 25% of the BBIL directors

The exchangeable loan notes were issued on 1 July 2005 but are only convertible into A and B special shares at the option of BBIL. B&B executives who are BBIL directors have indicated they will not vote on any decision relating to the conversion of the exchangeable loan notes. Accordingly, whether or not the exchangeable loan notes are converted will be a decision of the independent BBIL directors.

The 25 year exchangeable loan note issued to BBIM is convertible at BBIL's election, to one issued A special share in BBIL with the following terms:

(i) nominal economic value, with no right to participate in the capital or profits of BBIL except the right to repayment of the nominal paid up capital on a winding up of BBIL,
(ii) entitles the A special shareholder to appoint the managing director and other directors constituting up to 50% of the board of BBIL;
(iii) does not entitle the A special shareholder to vote other than in respect of the appointment or removal of a director of BBIL and in relation to any variation of rights attached to the A special share;
(iv) if issued, the A special share will be able to be redeemed by BBIL at its issue price:
  (A) if requested by the A special shareholder at any time;
  (B) with the A special shareholder's consent;
  (C) without the A special shareholder's consent on the de stapling date;
  (D) without the A special shareholder's consent on termination of the BBIL Management Agreement. Where a new manager who is an associated company of B&B is then appointed by BBIL, a new A special share will be issued to the new manager; or
  (E) if the trustee of BBIT is not an associated company of B&B

A variation of rights attaching to the A special share will only be effective with the express prior written consent of the A special shareholder.

The 25 year exchangeable loan note issued to BBIS is convertible, at BBIL's election, to one issued B special share in BBIL with the following terms:

(i) nominal economic value, with no right to participate in the capital or profits of BBIL except the right to repayment of the nominal paid up capital on a winding up of BBIL;

(ii) entitles the B special shareholder to appoint BBIL directors constituting up to 25% of the board of BBIL;

(iii) does not entitle the B special shareholder to vote other than in respect of the appointment or removal of a director of BBIL and in relation to any variation of rights attached to the B special share;

(iv) if issued, the B special share will be able to be repurchased by BBIL at its issue price:

(A) if requested by the B special shareholder at any time;

(B) with the B special shareholder's consent;

(C) without the B special shareholder's consent on the de-stapling date; or

(D) without the B special shareholder's consent where BBIS ceases to be a trustee of BBIT. Where the new responsible entity of BBIT is B&B Associate, a new B special share will be issued to the new responsible entity of BBIT.

A variation of rights attaching to the B special share will only be effective with the express prior written consent of the B special shareholder.

(e) DBCT securityholding restrictions

As a result of restrictions contained in the leases under which BBI operates DBCT, no BBI Stapled Securityholder may hold units in BBIT if, as a result of that holding, the BBI Stapled Securityholder or any other person has a "Prohibited Interest" in BBIT, as defined in the leases.

In summary, a person has a Prohibited Interest in BBIT if the person is not an:

(i) Approved Investor, defined in the leases, in summary, as:

> a person that controls at least a defined amount of funds, being $100,000,000 at the time the leases were entered into, escalated in relation to CPI;

> is not controlled by or affiliated with an entity the business of which is related to handling, storage or transportation of goods; and

> is not affiliated with a customer of DBCT; or

(ii) an Approved Financial Institution, defined in the leases, in summary, as a financial institution falling within a class specified in the leases, that is not affiliated with a customer of DBCT; and

(iii) As a consequence of a transaction which does not have the prior written consent of the Queensland Government:

> the percentage voting interest in BBIT of the person and its affiliates increases from nil, or from 5% or less, to more than 5%; or

> the percentage voting interest in BBIT of the person and its affiliates increases from nil, or from 20% or less, to more than 20%; or

(iv) As a consequence of a transaction which does not have the prior written consent of the Queensland Government by itself or when aggregated with one or more transactions for which the prior written consent of the Queensland Government has not been obtained:

> there is an increase of at least 1% in the percentage voting interest in BBIT of the person and its affiliates and, immediately prior to the transaction, the person and its affiliates had a percentage voting interest of more than 5%;

> there is an increase of at least 1% in the percentage voting interest in BBIT of the person and its affiliates and, immediately prior to the transaction, the person and its affiliates had a percentage voting interest of more than 20%.

In certain circumstances, approval of the Queensland Government may not unreasonably be withheld or delayed.

The BBI Directors and BBIS may require information from a BBI Stapled Securityholder in order to determine whether that BBI Stapled Securityholder or any other person has, or is taking action to acquire, security holdings in contravention of the terms of the leases. Where a person fails to respond to a notice or where a person enters into a transaction in contravention of the security holding restrictions in the leases, BBIL and BBIS have a right under BBIL's constitution and BBIT's constitution respectively to divest a BBI Stapled Securityholder of the relevant BBI Stapled Securities and/or suspend any rights attaching to the BBI Stapled Securities in order to comply with this restriction. The number of BBI Stapled Securities that are divested or in respect of which rights are suspended will not exceed the number which in the reasonable opinion of BBIS, if divested, would result in there no longer being a breach of the unit holding restrictions in the leases.

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6

BBI EXCHANGEABLE PREFERENCE SHARES

6.1 Introduction

Under the Share Scheme, Alinta Shareholders may receive BBI EPS as part of the Share Scheme Consideration. BBI EPS are new securities which will be issued by the BBI EPS Issuer, a subsidiary of BBIL, and are expected to be quoted on ASX.

BBI EPS will be issued at a price of $1.00 per security, and are expected to pay quarterly unfranked dividends. In the context of its assessment of the Consideration being offered to Alinta Shareholders under the Default Alternative (and having regard to the materiality of the BBI EPS in that consideration), the Independent Expert has adopted a value of $0.99 to $1.01 for the BBI EPS (see section 8.6 of the Independent Expert's Report set out at Annexure G).

Under the Share Scheme, up to 800 million BBI EPS are available to be issued to Alinta Shareholders. The number of BBI EPS actually issued will depend upon the number of BBI EPS required to satisfy elections of the Maximum Preference Share Consideration:

> if less than 550 million BBI EPS are required, then further BBI EPS will be issued to Alinta Shareholders choosing other Consideration Alternatives until 800 million are issued altogether; and

> if more than 550 million BBI EPS are required, then that amount of BBI EPS will be issued to those Alinta Shareholders electing Maximum Preference Share Consideration (up to a maximum of 800 million BBI EPS). In this case, no BBI EPS will be issued to Alinta Shareholders electing other Consideration Alternatives.

Details of:

> the Consideration structure are set out in section 13.2.

> the BBI EPS Terms, including terms relevant to the BBI EPS not defined in the glossary, are set out in Annexure H.

> the securities into which the BBI EPS convert are set out in section 5.

> the tax treatment of the BBI EPS are set out in section 14.

6.2 Key features of BBI EPS

(a) Australian tax resident Alinta Shareholders who hold their Alinta Shares on capital account for tax purposes should be able to choose CGT rollover relief to the extent they receive BBI EPS for the disposal of their Alinta Shares, thereby deferring any obligation to pay CGT (until redemption or resale of their BBI EPS or conversion of their BBI EPS into BBI Stapled Securities).[59] *Please refer to section 14 for further information* regarding the tax implications of receiving BBI EPS under the Share Scheme.

(b) BBI EPS offer an unfranked cumulative floating rate dividend.

(c) On 1 July 2012, BBI EPS may, at the election of the BBI EPS Issuer, be converted into BBI Stapled Securities at a 7.5% conversion discount, redeemed for a redemption price of $1.0390 per security (plus any outstanding dividends) or reset with new terms.

(d) Dividends on BBI EPS are preferred and rank ahead of distributions on BBI Stapled Securities.

(e) BBI EPS will not have a credit rating although BBI EPS Holders will benefit from an unsecured and subordinated guarantee in respect of all payments on BBI EPS from BBI (which has a senior secured rating of Baa3 (under review for downgrade) from Moody's Investors Services).

6.3 Other features of BBI EPS

(a) In the event that dividends on BBI EPS are not paid in full as scheduled, a "distribution stopper" will prevent BBI from paying any income or capital distributions to BBI Stapled Securityholders.

(b) Any unpaid dividends will accumulate and compound at the BBI EPS Dividend Rate.

(c) On a Reset Date (the first of which is 1 July 2012) the BBI EPS Issuer may reset certain terms of the BBI EPS including:
   (i) the Dividend Rate including the underlying Market Rate and the Margin;
   (ii) the next Reset Date (which must be at least 12 months after the previous Reset Date);
   (iii) the Conversion Discount; and
   (iv) the Redemption Discount.

(d) BBI EPS Holders may choose to either accept the reset terms or request Exchange of their BBI EPS. Where a BBI EPS Holder requests an Exchange, the BBI EPS Issuer may either:
   (i) redeem that BBI EPS Holder's BBI EPS for cash equal to the Redemption Amount;
   (ii) resell that BBI EPS Holder's BBI EPS to a third party and pay to the BBI EPS Holder cash consideration of an amount equal to the Redemption Amount; or
   (iii) convert that BBI EPS Holder's BBI EPS into BBI Stapled Securities at a Conversion Discount (which is to be 7.5% up to and including the first Reset Date).

(e) BBI EPS are expected to be traded on ASX.

(f) The group structure is detailed in Figure 6.1.

Note:
59 The ATO has been requested to issue a tax ruling to confirm the availability of CGT roll over relief in respect of BBI EPS.

Figure 6.1: BBI group structure



BBI STAPLED SECURITYHOLDERS
Stapled
BBIL
BBIT
99%
Subordinated Guarantee
BBI EPS Holders
BBI EPS Limited
100%
BBI Alinta Assets

6.4 Summary of the BBI EPS

(a) General

Question	Answer
What are BBI EPS?	> BBI EPS are exchangeable preference shares in BBI EPS Ltd. > BBI EPS offer quarterly, preferred, floating rate distributions. > BBI EPS have a term of 60 years unless Converted or Redeemed by the BBI EPS Issuer. > Certain terms of BBI EPS, including the Margin, can be changed at a Reset Date, the first of which is 1 July 2012.
Who is the BBI EPS Issuer?	> BBI EPS Ltd, a subsidiary of BBIL.

(b) Dividends

How will BBI EPS Dividends be calculated?	> BBI EPS are expected to pay quarterly dividends based on the Dividend Rate, being the sum of the Market Rate and the Margin.
	> For the period until the first Reset Date:
	  > the Margin will be 1.15% per annum;
	  > the Market Rate will be the 90 day BBSW.[51]
	> Dividends will be paid according to the following formula:
	$\frac{\$1 \times \text{Dividend Rate} \times n}{365}$
	Where **n** is the number of days in the relevant Dividend Period.
	> The BBI EPS Issuer may change certain terms of BBI EPS including the Margin and the Market Rate as part of a Reset Process.

Note:
51 On 27 June 2007 the 90 day BBSW was 6.4239%.

Question	Answer
When are dividends scheduled to be paid?	> The first Dividend Payment Date is 1 October 2007 and thereafter scheduled quarterly on 1 January, 1 April, 1 July and 1 October each year until the first Reset Date. > Dividends are also payable on a Reset Date, on an Exchange Date and on the Redemption Date. > Dividends are paid to persons who are BBI EPS Holders on the relevant Record Date for the dividend.
Will dividends always be paid?	> Dividends may be deferred at the option of the BBI EPS Issuer for a period of up to 10 years. > Dividends must be deferred if a Mandatory Deferral Event occurs. > The BBI EPS Issuer will notify BBI EPS Holders if it determines that dividends will be deferred.
What happens if dividends are not paid?	> Dividends on BBI EPS are cumulative. Unpaid dividends will accumulate and compound at the applicable Dividend Rate until all unpaid dividends have been paid. > If dividends on BBI EPS are not paid, the BBI Distribution Stopper will apply to stop the payment of distributions on BBI Stapled Securities.
What is the BBI Distribution Stopper?	> The BBI Distribution Stopper prohibits BBI from paying income or capital distributions (other than distributions which are fully reinvested in BBI Stapled Securities), or redeeming, buying back or otherwise cancelling BBI Stapled Securities or any other securities of BBI which rank equally with or lower than BBI EPS (other than pro rata payments on BBI EPS and other securities that rank equally with BBI EPS). > The BBI Distribution Stopper will apply if the BBI EPS Issuer defers a dividend or otherwise if dividends on BBI EPS are not paid in full within 10 Business Days of the relevant Dividend Payment Date. The BBI Distribution Stopper will remain in place until all outstanding dividends on BBI EPS have been paid in full, or all BBI EPS have been Converted or Redeemed, or BBI EPS Holders have approved the action or payment by a special resolution.
What is an Optionally Deferred Dividend?	> Dividends will be optionally deferred where the BBI EPS Issuer, in its absolute discretion, elects to defer dividends on any Dividend Payment Date. The BBI EPS Issuer may optionally defer BBI EPS dividends as long as a Mandatory Deferral Event is not subsisting. > Dividends may be optionally deferred for a period of up to 10 years from the first Dividend Payment Date when the election to defer dividends was made by the BBI EPS Issuer.
What is a Mandatory Deferral Event?	> A Mandatory Deferral Event will occur where the BBI Interest Cover Ratio at the end of the last quarter ending before the Dividend Payment Date falls below the Minimum Interest Cover Ratio (which is 2.25 times). > The BBI Interest Cover Ratio is determined as the ratio of BBI's cash flow available for distribution before corporate interest expense (for the preceding 12 months) to BBI's corporate interest expense (for the preceding 12 months).

Question	Answer
What happens if there is a Mandatory Deferral Event?	> If a Mandatory Deferral Event exists 25 Business Days prior to a Dividend Payment Date, dividends scheduled for that Dividend Payment Date will automatically be deferred. > If a Mandatory Deferral Event has occurred, BBI will be required, within 12 months of the first Mandatory Deferred Dividend (subject to extension due to a Market Disruption Event), to raise sufficient proceeds from the issue of BBI Stapled Securities to enable all outstanding Mandatory Deferred Dividends to be paid to BBI EPS Holders. > Figure 6.2 below highlights an illustrative sequence of events where a Mandatory Deferral Event occurs.

Figure 6.2: Mandatory Deferral Event



Mandatory Deferral Event occurs
Mandatory Deferral Event ceases
BBI EPS dividend mandatorily deferred
BBI EPS dividend paid
BBI EPS dividend paid
BBI EPS dividend paid
BBI EPS dividend paid
25 business days
25 business days
1 Jul 20XX
1 Oct 20XX
1 Jan 20XX+1year
1 Apr 20XX+1year
1 Jul 20XX+1year
BBI must issue Stapled Securities during this period to pay all cumulative outstanding Mandatory Deferred Dividends
BBI Distribution Stopper applies until all cumulative outstanding BBI EPS dividends are paid

(c) Reset

Question	Answer
When is the first Reset Date?	> The first Reset Date is 1 July 2012.
What happens on a Reset Date?	> The BBI EPS Issuer may send BBI EPS Holders a Reset Notice at least 50 Business Days (but no earlier than six months) before the Reset Date. > The BBI EPS Issuer may propose changes to certain terms of BBI EPS to take effect from the Reset Date, including: > the date of the next Reset Date (which must be a minimum of 12 months from the immediately preceding Reset Date); > the Margin and the Market Rate that may apply for the period until the next Reset Date (subject to certain limitations); > the Conversion Discount; > the Redemption Discount, and > the frequency and timing of dividend payments to apply for the period until the next Reset Date. > BBI EPS Holders may choose to accept the proposed terms to apply or may request Exchange of all their BBI EPS at a Reset Date (see "What are my options when I receive a Reset Notice?").
What are my options when I receive a Reset Notice?	> Within 15 Business Days following the issue of a Reset Notice you may lodge one of the following notices: > Holder Acceptance Notice – lodge this notice if you would like to hold BBI EPS on the terms proposed to apply including the margin specified by the BBI EPS Issuer; or > Holder Exchange Notice – lodge this notice if you do not wish to continue holding BBI EPS on the terms proposed to apply and you wish for your BBI EPS to be Exchanged.
What happens if a Reset Notice is not issued?	> If the BBI EPS Issuer does not issue a Reset Notice at least 50 days before a Reset Date and does not otherwise issue an Exchange Notice to Convert or Redeem the BBI EPS, the BBI EPS Issuer will be deemed to have issued an Exchange Notice to Convert all BBI EPS on issue with effect from the Reset Date. > If the BBI EPS Issuer cannot effect Conversion because of a Market Disruption Event which continues for more than 20 Business Days after the Reset Date, the BBI EPS Issuer must Redeem the EPS.
What happens if I lodge a Holder Exchange Notice?	> If you lodge a Holder Exchange Notice, the BBI EPS Issuer, at its election, must do one of the following: > redeem your BBI EPS for cash equal to the Redemption Amount, > resell your BBI EPS to a third party and pay to you cash consideration of an amount equal to the Redemption Amount; > convert your BBI EPS to BBI Stapled Securities at a Conversion Discount (which is to be 7.5% up to and including the first Reset Date); or > undertake a combination of Redemption, Resale or Conversion.

(d) Exchange

Question	Answer
What is Exchange?	> Exchange involves: > Redemption of your BBI EPS for cash equal to the Redemption Amount **(Redemption)**; > Resale of your BBI EPS to a third party and payment to you of cash consideration of an amount equal to the Redemption Amount **(Resale)**. Resale can only occur in connection with a Reset Date where the BBI EPS Holder lodges a Holder Exchange Notice; or > Conversion of your BBI EPS to BBI Stapled Securities at a Conversion Discount (which is to be 7.5% up to and including the first Reset Date) **(Conversion)**.
How many BBI Stapled Securities will I receive upon Conversion?	> For any Conversion, you will receive the following number of BBI Stapled Securities for each BBI EPS you hold: Number of BBI Stapled Securities = $$\frac{FV + OD}{VWAP \times (1 - CD)}$$ Where: **FV** is the Face Value being $1 per BBI EPS; **OD** is the aggregate of all outstanding dividends determined on a per BBI EPS basis; **VWAP** is the average of the daily Volume Weighted Average Price of BBI Stapled Securities for the 20 trading days prior to Conversion, or, if the Conversion results from the occurrence of a Change of Control Event, the offer price per BBI Stapled Security under the takeover offer or the consideration per BBI Stapled Security under the scheme of arrangement giving rise to the Change of Control Event as at the Exchange Date; **CD** means the Conversion Discount which, for the period until the first Reset Date, is set at 7.5%.
When will my BBI EPS be redeemed?	> Your BBI EPS will, unless previously Exchanged, be redeemed on: > the Maturity Date, being 1 July 2067; > the Reset Date if the BBI EPS Issuer elects to redeem your BBI EPS; > the occurrence of a BBI Winding-Up Event; or > the BBI EPS Issuer being unable to effect Conversion because of a Market Disruption Event which continues for more than 20 Business Days after the Exchange Date.
What will I receive at Redemption?	> At Redemption, you will receive cash proceeds for each BBI EPS held calculated by the following formula: FV / (1 – Redemption Discount) + any outstanding dividends > On the basis of the Redemption Discount of 3.75% which applies up to and including the first Reset Date, this formula equates to a Redemption Amount of $1.039 per BBI EPS plus any outstanding dividends. > Other than a Redemption on the Maturity Date, a Reset Date or in response to a BBI Winding-Up Event, the BBI EPS Issuer may Redeem BBI EPS for Equivalent Securities.

Question	Answer
Am I able to request Redemption?	> No, you may not request Redemption of your BBI EPS. > On the occurrence of certain events, including at a Reset Date, you may request Exchange of your BBI EPS. If you request Exchange, the BBI EPS Issuer may Redeem, Resell or Convert your BBI EPS or undertake a combination of those actions.
When may the BBI EPS Issuer Redeem or Convert my BBI EPS?	> The BBI EPS Issuer, at its election, may Redeem BBI EPS for cash or Convert BBI EPS to BBI Stapled Securities or undertake a combination of those actions at certain times including: > at a Reset Date; > on the occurrence of a Tax Event; > where the Moody's Investors Services' equity credit classification changes; > following the occurrence of a Change of Control Event; > at any time if the aggregate face value of BBI EPS on issue is less than $100 million; or > where there are outstanding Mandatory Deferred Dividends for a period greater than 12 months.
When must the BBI Issuer Convert my BBI EPS?	> See the question "What happens if a Reset Notice is not issued?" above.

(e) Subordinated guarantee

What is the subordinated guarantee?	> BBI guarantees, on an unsecured and subordinated basis, the obligations of the BBI EPS Issuer to pay all dividends and principal amounts which become due and payable on BBI EPS. > BBI's obligations under the subordinated guarantee are subordinated to other creditors of BBI, rank above BBI Stapled Securities and rank equally with BBI's obligations in connection with BBI NZ SPARCS. > Even with the existence of the subordinated guarantee there is a risk that BBI EPS Holders may not be paid their full dividends or the full Redemption Amount on Redemption.

(f) Taxation implications

What are the tax implications of receiving a dividend?	> The dividends are treated as assessable income for income tax purposes. The amount of the dividends will be included in your assessable income on receipt. > No franking credit is attached to this dividend.
What are the tax implications of Resale, Conversion and Redemption?	> Resale, Conversion or Redemption of your BBI EPS will give rise to tax events. Your tax outcome will be impacted by whether you choose to obtain CGT roll over on Implementation of the Share Scheme. > In the event of Resale and Redemption, you will be deemed to have disposed of the BBI EPS for the cash value that you receive (including outstanding dividends). > In the event of Conversion, you will be deemed to have disposed of the BBI EPS for the market value of the BBI Stapled Securities that you receive. > Refer to the Tax Opinion in section 14 for further details.

(g) Fees and costs

Who pays the fees and costs of the issue of BBI EPS?	> All fees and costs of the issue of BBI EPS will be paid by BBI or its nominee.

6.5 Financial information

(a) BBI EPS Issuer specific financial information

BBI EPS Ltd is a subsidiary of BBIL.

All payments on BBI EPS are guaranteed on an unsecured and subordinated basis, by BBI. Accordingly, no issuer specific financial information has been provided in this Booklet. Details on BBI's relevant financial information, incorporating the issue of BBI EPS, are set out in section 5.9.

(b) BBI Interest Cover Ratio

The BBI Interest Cover Ratio is determined as the ratio of BBI's cash flow available for distribution before corporate interest expense to BBI's corporate interest expense.

The historical BBI Interest Cover Ratio as assessed from March 2005 to March 2007 is shown in Figure 6.3.

A Mandatory Deferral Event will occur where the BBI Interest Cover Ratio falls below the Minimum Interest Cover Ratio (which is 2.25 times). BBI does not anticipate that the interest cover ratio for the forecast year ending 30 June 2008 will be materially different to the previous quarters' interest cover ratios.

6.6 Risks

There are risks involved with investing in BBI EPS which include general risks associated with investing in securities of this type, risks associated with the specific terms of BBI EPS and risks associated with BBI's businesses. The risks mentioned below are risks associated with the specific terms of BBI EPS. These risks should be read together with risks associated with BBI in sections 5.12 and 12.5.

(a) Dividends are payable at the discretion of the BBI EPS Issuer and may be deferred, including in the event that the BBI EPS Issuer directors determine not to make a dividend payment. There are also certain circumstances in which dividends must be deferred. Accordingly, it is possible that dividends will not be paid when scheduled or at all.

(b) BBI EPS and the unsecured and subordinated guarantee are subordinated to claims of other creditors of BBI. If BBI is wound up, BBI EPS Holders will only have a right to receive a return on their BBI EPS after all secured and unsecured creditors who rank above BBI EPS Holders have been paid in full. There is a risk that BBI EPS Holders will not receive the Redemption Amount or the amount of any dividends due and unpaid in full or at all.

(c) The Dividend Rate is a floating rate and will fall if the Market Rate falls.

(d) BBI may enter into arrangements in the future, such as borrowing or issuing securities, which may affect the ranking of BBI EPS in the event of a winding up of BBI.

(e) In certain circumstances BBI EPS may be Exchanged by the BBI EPS Issuer which may not accord with the preference of a BBI EPS Holder.

(f) On any Reset Date, the BBI EPS Issuer may change certain terms including the next Reset Date, Market Rate, Margin, the Conversion Discount, the Redemption Discount and Dividend Payment Dates.

6.7 Conversion, Support and Guarantee Deed

BBIL, BBIT RE and the BBI EPS Issuer have entered into a Conversion, Support and Guarantee Deed under which BBIL and BBIT RE have agreed to:

- issue BBI Stapled Securities to BBI EPS Holders on Conversion of BBI EPS;
- the BBI Distribution Stopper;
- provide support in relation to any Mandatory Deferred Dividends; and
- provide a subordinated guarantee,

on the terms set out below and in accordance with the BBI EPS Terms.

Figure 6.3: BBI Interest Cover Ratio



Interest Coverage Ratio
7.0x
6.0x
4.64x
4.92x
4.98x
5.68x
5.21x
Mar 05
Jun 05
Dec 05
Mar 06
Jun 06
Sep 06
Dec 06
Mar 07
BBI Interest Cover Ratio
Minimum Interest Cover Ratio

(a) Conversion

Conversion of BBI EPS must take place in accordance with the process set out in clauses 5 and 7 of the BBI EPS Terms.

If the BBI EPS Issuer validly issues an Exchange Notice which specifies that the BBI EPS held by a BBI EPS Holder are to be Converted, it must procure the transfer of the number of BBI EPS specified in that Exchange Notice from the relevant BBI EPS Holder to the Transferee (a member of the BBI Group).

Upon completion of the transfer, BBIL and BBIT RE must make a corresponding issue of BBI Stapled Securities to the relevant BBI EPS Holder and do all other things required to be done by them to enable a conversion of BBI EPS into BBI Stapled Securities in accordance with the BBI EPS Terms.

If BBI issues BBI Stapled Securities pursuant to a Conversion or the "BBI Support Arrangements" referred to below, BBI will be prohibited from undertaking any form of buy-back of BBI Stapled Securities for six months after such BBI Stapled Securities are issued, except where such buy-back is required to avoid a regulatory or legal impost which is adverse to BBI.

(b) BBI Distribution Stopper

Unless the BBI EPS Holders agree otherwise by special resolution, if the BBI EPS Issuer defers all or part of a dividend or a dividend is otherwise not paid to BBI EPS Holders within 10 Business Days after the relevant Dividend Payment Date:

(i) BBIT RE must not pay any distributions on BBIT units or redeem, reduce, cancel, buy-back or acquire for any consideration any units in BBIT (other than a distribution fully reinvested in further BBIT units);

(ii) BBIL must not pay any dividends on BBIL shares or redeem, reduce, cancel, buy-back or acquire for any consideration any shares in BBIL (other than a dividend fully reinvested in further BBIL shares which are stapled to BBIT units); and

(iii) BBI must not otherwise pay any dividends or distributions on, or reduce, cancel, buy-back or acquire for any consideration, any securities of BBI that rank or are expressed to rank equally with or lower than BBI EPS (other than pro rata payments on BBI EPS and other securities of BBI that rank equally with BBI EPS) or distribute any assets to BBI Stapled Securityholders otherwise than at such asset's reasonable market value,

until such time as:

(iv) all outstanding accrued dividends payable to BBI EPS Holders (including Optionally Deferred Dividends and Mandatory Deferred Dividends) are paid in full, or

(v) all issued BBI EPS are Converted or Redeemed in accordance with the BBI EPS Terms.

(c) BBI support arrangements

If payment of a Mandatory Deferred Dividend is outstanding, then prior to the later of:

(i) the date that is 12 months following the earliest Dividend Payment Date in respect of which there is any outstanding Mandatory Deferred Dividend; and

(ii) 20 Business Days following the cessation of any Market Disruption Event, where such Market Disruption Event occurs within 12 months following the earliest Dividend Payment Date in respect of which there is any outstanding Mandatory Deferred Dividend,

regardless of whether a Mandatory Deferral Event is subsisting, BBIT RE and BBIL must issue such number of BBI Stapled Securities as is necessary to fully fund payment of all outstanding Mandatory Deferred Dividends.

Immediately upon completion of a capital raising of BBI and its related entities (**BBI Group**) referred to above, BBIT RE and BBIL must either themselves:

> put the BBI EPS Issuer in funds or must cause another member of the BBI Group to put the BBI EPS Issuer in funds to an amount equal to the lesser of proceeds of such capital raising and the total amount of outstanding Mandatory Deferred Dividends; or

> pay or must cause another member of the BBI Group to pay BBI EPS Holders directly the amount of Mandatory Deferred Dividends owed to them up to the amount of the proceeds of the capital raising.

Upon receipt from BBIT RE and BBIL of the payment referred to above, the BBI EPS Issuer must use the full amount received to pay the Mandatory Deferred Dividends to BBI EPS Holders under the BBI EPS Terms.

(d) BBI subordinated guarantee

BBIT RE and BBIL have given a subordinated guarantee under which BBIT RE and BBIL guarantee on a subordinated and joint and several basis the obligation of the BBI EPS Issuer to pay all amounts payable to the BBI EPS Holders under the BBI EPS Terms.

The terms of subordination are such that:

(i) payment obligations of BBIT RE and BBIL rank senior only to their obligations to BBI Stapled Securityholders and are subordinated to BBIT RE's and BBIL's payment obligations in relation to the senior debt and rank equally with the BBI NZ SPARCS debt on the "Subordinated Debt Terms" specified in the BBI Deed of Common Provisions; and

(ii) BBI EPS Holders are unable to seek a liquidation of BBIT or BBIL or require payment from BBIT RE or BBIL or exercise material remedies against BBIT RE, BBIT or BBIL prior to either the liquidation of BBIT or BBIL or the Satisfaction Date (as defined in the BBI Deed of Common Provisions).



7 BABCOCK & BROWN POWER



7.1 Overview

Under the Share Scheme, Alinta Shareholders may receive BBP Stapled Securities as part of the Share Scheme Consideration.

BBP was listed on ASX in December 2006 and is the largest ASX-listed power generation business. BBP has interests in seven operating power stations and one power station under construction due for completion in late 2008. The portfolio currently has a total electricity generating capacity of approximately 2,900MW.

BBP's investment strategy seeks to provide an attractive cash yield as well as long-term capital growth through exposure to a diversified portfolio of power generating assets. BBP is currently benefiting from and expects to continue to benefit from the strong growth forecast to occur in the Australian power generation market, particularly increases in peak electricity demand. In addition to this expected growth, BBP intends to expand its portfolio through targeted investment opportunities and acquisitions in associated businesses where these complement the portfolio or provide a competitive advantage in power generation.

The BBP Alinta Assets will enhance BBP's diversity of assets by adding further gas-fired power stations together with cogeneration plants. BBP and Alinta currently have large gas-fired generation portfolios and combining them will substantially increase the scale of BBP and the geographic coverage of BBP's portfolio. The AlintaAGL business provides the potential to acquire a significant retail position in the Western Australian market. This retail exposure can underpin the development of new generation capacity in Western Australia.

Following the acquisition of the BBP Alinta Assets, the value of BBP's total assets is expected to increase to $5.9 billion[52] and its market capitalisation[53] will increase by approximately $1.2 billion to $2.4 billion making BBP approximately the 112th[54] largest entity by market capitalisation out of companies included in the All Ordinaries Index.

7.2 BBP Stapled Security prices and returns

As at 27 June 2007, BBP had achieved a Total Securityholder Return of 41% in the approximate six months since listing on ASX and had outperformed Standard & Poor's ASX200 Accumulation Index by 152% (which has increased by 16% over the same period.)

On 26 April 2007 BBP announced that it expected the FY07 EBITDA to be at least 12.5% in excess of the forecasted Product Disclosure Statement EBITDA of $91 million. On 20 June 2007 BBP reaffirmed this guidance and announced that the expected distribution for the FY07 year would be 14.0 cents per BBP Stapled Security for the period from allotment on 11 December 2006 to 30 June 2007 which is an increase of 1.4 cents per BBP Stapled Security on the Product Disclosure Statement forecast of 12.6 cents per BBP Stapled Security. The BBP Directors advise that the expected distribution for the FY08 year will be 26.1 cents per BBP Stapled Security.

BBP Stapled Securities issued as part of the Share Scheme Consideration will be eligible for the full distribution payable for the six months ending 31 December 2007.

Figure 7.1: BBP Stapled Security closing price and volume since listing



4.20
3.50
2.80
2.10
1.40
0.70
0.00
Price ($)
BBP Stapled Securities issue price
40,000
30,000
20,000
10,000
0
Volume ('000)
Volume
BBP Closing Price
8-Dec-06
13-Feb-07
21-Apr-07
27-Jun-07

Notes:

52 Total assets have increased by approximately $0.15 billion since 31 December 2006 and hence the total assets shown in Figure 7.15 is approx $0.15 billion less than this number.

53 Based on the closing price of $3.39 on ASX on 27 June 2007.

54 Based on the market capitalisation of ASX listed stocks on 27 June 2007.

7.3 Industry overview

(a) Wholesale electricity markets in Australia

There are two separate major wholesale electricity markets operating in Australia:

> The National Electricity Market (**NEM**), covering the interconnected eastern states of Queensland, New South Wales, the Australian Capital Territory, Victoria, South Australia and Tasmania; and

> The Western Australian electricity market, which covers the South West Interconnected System (**SWIS**).

Electricity prices in the NEM are determined by a despatch procedure whereby generators compete to supply electricity required by retailers and large customers. Under this procedure, generators provide daily despatch offers to NEMMCO which specify for each half hour output deliverable by the generator at certain prices. Thus all electricity is traded into the spot market in the first instance. Prices are not subject to material regulation except for the application of a price cap of $10,000/MWh. Bilateral contractual arrangements such as power purchase agreements, swaps (i.e. a fixed price contract) and caps (i.e. a hedge contract against 'price spikes') are entered into by participants in order to manage exposure to pool price volatility. Thus, revenue streams in the NEM include spot revenues and contract receipts/payments.

The newly reformed Wholesale Electricity Market (**WEM**) for the SWIS commenced operation on 21 September 2006. This market consists of a capacity market and an energy (bilateral contract and energy balancing) market. The WEM is relatively small, and a large proportion of the electricity demand is for mining and industrial use, which is supplied under long-term contracts. Over 90% of energy sales in the SWIS are traded through bilateral contracts that closely follow customer loads. Thus, revenue streams in the WEM include capacity payment revenues, energy contract revenues and balancing market revenues/purchases.

In addition to the SWIS, there is an electricity grid in the north-west of Western Australia, linking Karratha to Port Hedland, known as the North West Interconnected System (**NWIS**). Port Hedland power station is connected to the NWIS whilst the Newman power station has the potential to be connected should it be required.

(b) Electricity supply and demand outlook

The need for generation capacity is generally driven by the level of peak demand in an electricity system. The level of peak demand typically occurs during hot days in summer or cold days in winter, when a large proportion of air conditioners or heaters are running.

Electricity system planners expect peak demand to grow strongly in Australia, particularly in summer, with the implication that further generation investment will be required to avoid supply shortfalls that may result in blackouts during times of peak demand.

NEMMCO is projecting that the NEM states' average annual electricity demand over the next 10 years will grow at 1.8% per annum, whilst average annual peak demand (in summer) is forecast to grow at 2.3% per annum.

Projected supply and demand for Australia is described in Figure 7.2.

Figure 7.2: Australia supply and demand outlook



Capacity (MW)
50,000
48,000
46,000
44,000
42,000
40,000
38,000
36,000
34,000
2006/07
2007/08
2008/09
2009/10
2010/11
2011/12
2012/13
2013/14
2014/15
2015/16
Allocated installed capacity
Additional capacity required
Capacity for reliability

Source: NEMMCO

(c) Western Australian energy retailing

If BBP acquires 100% ownership of AlintaAGL, it will have exposure to the Western Australian energy retail market.

Historically, electricity retailing in Western Australia has been dominated by Western Power, the corporation established by section 4(i)(b) of the *Electricity Corporation Act 2005* (WA). However, this market has recently undergone a restructure to allow a greater level of competition and further reforms are under review. At present, regulatory restrictions on contestability allow AlintaAGL to compete only for electricity customers that consume more than 50MWh per annum, which represents approximately 13,000 out of a total of 870,000 customers.

Full ownership of AlintaAGL would also provide BBP with a strong position within the Western Australian gas retail market. There are currently approximately 570,000 retail gas customers in Western Australia.

AlintaAGL is the incumbent gas retailer in Western Australia. However, a recent increase in the level of contestability in this market has allowed the Western Australian Government-owned corporation "Synergy" to compete for customers whose demand exceeds 1 TJ per annum. From 1 July 2007, Synergy and other potential new entrants will be allowed to compete for customers whose demand exceeds 180 GJ per annum.

7.4 BBP corporate structure

BBP is a stapled structure comprising:

> Babcock & Brown Power Limited (**BBPL**), an Australian public company; and

> Babcock & Brown Power Trust (**BBPT**), an Australian registered managed investment scheme.

Each share in BBPL is stapled to a unit in BBPT, collectively referred to as a BBP Stapled Security. As a result of the stapling, shares in BBPL and their corresponding units in BBPT may not be separately traded.

The responsible entity of BBPT is Babcock & Brown Power Services Limited (BBPS).

Babcock & Brown Power Management Pty Ltd (BBPM) is the Manager of each of BBPL and BBPS under long-term management agreements.

BBPS and BBPM are subsidiaries of B&B.

A summary of the relationship between B&B and BBP is set out in section 9.

A summary of the BBP corporate and asset ownership structure – both current and immediately following Implementation of the Scheme Proposal – appears in Figure 7.3.

Figure 7.3: BBP corporate and asset ownership structure


BBP Stapled Securityholders
BBPS Directors
2 Babcock & Brown
2 Independent
Stapled
BBPL Directors
2 Babcock & Brown
3 Independent
BBPL
BBPT
Responsible Entity
BBPS
Manager
BBPM
Power generation and associated businesses
85%
Braemar
50%
Oakey
100%
Redbank
73%
Ecogen[1]
100%
Flinders[2]
70%
NewGen Kwinana[3]
100%
BBP Alinta Assets
100%
Development projects
100%
100%
Wesfarmers LPG
100%
Wholesale Energy Trading & Marketing (AEATM)[4]
67%
11.6%
BGP

Notes to Figure 7.3:

1 Ecogen owns and operates Newport and Jeeralang power stations.

2 Flinders owns and operates Northern and Playford power stations. The Flinders portfolio also includes the Leigh Creek Coalmine and the Osborne Contracts, which are a series of contracts that result in a natural gas-fired baseload power generation position of up to 180MW in the South Australian market

3 NewGen Kwinana Power Station is currently under construction.

4 BBP is expected to own AEATM and assume its related assets and liabilities. However, currently the Consortium Parties have not reached final agreement regarding the ownership of AEATM.

7.5 BBP's existing assets

Details of the assets that comprise the existing BBP Portfolio are summarised in Figure 7.4.

Figure 7.4: BBP's existing assets

Asset	BBP ownership interest	Installed capacity	Fuel
Braemar Power Station (Braemar)	85%	455MW	Natural gas and coal seam methane gas
Oakey Power Station (Oakey)	50%	286MW	Natural gas and distillate
Redbank Power Station (Redbank)	100%	148MW	Coal tailings
Jeeralang Power Station (Jeeralang together with Newport Ecogen)	73%	449MW	Natural gas
Newport Power Station (Newport together with Jeeralang Ecogen)	73%	510MW	Natural gas
Playford Power Station (Playford together with Northern Flinders)	100%	240MW	Coal
Northern Power Station (Northern together with Playford Flinders)	100%	527MW	Coal
NewGen Kwinana Power Station (under construction) (Kwinana)	70%	320MW	Natural gas

In the period prior to the Implementation Date BBP may be undertaking due diligence investigations or be in negotiations in relation to various acquisition opportunities. This may result in BBP making acquisitions prior to or shortly after the Implementation Date.

Notes:

55 Flinders also includes the Leigh Creek Coalmine and the Osborne Contracts which are a series of contracts which results in a gas-fired baseload power generation position of up to 180MW in the South Australian market.

56 GECs means gas electricity certificates created in accordance with the Electricity Act 1994 (Qld).

57 Origin has an option to extend the agreement for a further five years.

58 Enertrade is currently seeking expressions of interest from potential assignees of the PPA. Such assignment requires the prior written consent of Oakey Power Holdings Pty Ltd (the owner of Oakey) and its senior lender. Consent cannot be unreasonably withheld if the assignee is technically and financially capable. BBP has lodged an expression of interest.

Operating mode	Revenue	Operations and Maintenance (O&M)
Intermediate	450MW Financial Products and GECs Agreement with Origin Energy that expires in 2016	O&M contract with Alstom Power (the builder of the power station) that expires in 2008
Peak	PPA with Enertrade that expires in 2014	O&M contract with Contact Energy that expires in 2014
Baseload	Power Purchase and Hedge Agreement with Energy Australia that expires in 2031	Undertaken by Redbank's employees
Peak	Master Hedge Agreement with TRUenergy that expires in 2019	Undertaken by Ecogen's employees
Peak	Master Hedge Agreement with TRUenergy that expires in 2019	Undertaken by Ecogen's employees
Intermediate	Rolling hedges	Undertaken by Flinders' employees
Baseload	Rolling hedges	Undertaken by Flinders' employees
Baseload	Power Purchase and Hedge Agreement with Synergy that expires in 2033	O&M contract with Alstom Power (the builder of the power station) that expires in 2010

7.6 Alinta Assets to be acquired

If the Scheme Proposal is implemented, BBP will acquire the BBP Alinta Assets as part of the Post-Implementation Transactions.

The BBP Alinta Assets can be characterised as either "Power generation" or "Energy market" assets. They also include a minority interest in the gas pipeline that supplies gas to the Newman Power Station.

Details of the BBP Alinta Assets are summarised below:

(a) Power generation

(i) Port Hedland Power Station – 100%

Port Hedland Power Station is a 175MW gas-fired power station located in the Pilbara region of north-west Western Australia. The revenue of the power station is underpinned by three power purchase agreements that run until January 2014.

(ii) Newman Power Station – 100%

Newman Power Station is a 105MW rated gas-fired power station located within the Mt Newman Joint Venture mining lease and provides electricity to the Newman grid. The Mt Newman Joint Venture is the sole customer of the power station under power purchase agreements that run until January 2014.

(iii) Pinjarra and Wagerup Power Stations – 67% (part of AlintaAGL)

Through an alliance with Alcoa, AlintaAGL has the potential to develop and own a series of cogeneration units that could produce up to 1,400MW of generation capacity. The first facility, the 140MW Pinjarra plant, has been in service for over 12 months and the second 140MW Pinjarra plant was completed in February 2007. Two more units at Wagerup Refinery, each capable of generating 175.5MW (in peak mode), are under construction and are scheduled to enter commercial service during the final quarter of 2007. The two Wagerup units will initially comprise open cycle gas turbines and will operate as a peaking plant.

(iv) Cawse Power Station – 100%

The Cawse Power Station is a 16MW gas-fired cogeneration plant at Cawse, 55 kilometres north-west of Kalgoorlie in Western Australia.

(v) Bairnsdale Power Station – 100%

Bairnsdale Power Station is a 94MW open cycle gas-fired power station located in Victoria's East Gippsland region which was commissioned in June 2001. The power station supplies network support services to the SP AusNet network in the region and has a tolling agreement with AEATM which extends out to 2024 under which AEATM pays for the right to despatch plant output into the NEM in exchange for all NEM revenue.

(vi) Glenbrook Power Station – 100%

Glenbrook Power Station is a 112MW cogeneration plant located within the NZ Steel (a subsidiary of BlueScope Steel Limited) steelworks in Glenbrook, near Auckland in New Zealand. Glenbrook Power Station's sole customer is NZ Steel and it supplies 100% of the steelwork's steam requirements and about 60% of its electricity requirements. Output of the power station is dependent on production at the steelworks for the various gases that are used to fuel the generation units

(b) Energy markets

(i) AlintaAGL – 67% currently (refer to section 7.6(d))

In addition to owning the Pinjarra and Wagerup power stations described in section 7.6(a)(iii), AlintaAGL is the largest retailer of natural gas in Western Australia, serving approximately 570,000 customers as at 31 March 2007. Electricity is supplied to approximately 1,500 commercial and industrial customers. AlintaAGL also has an agreement with Walkaway Wind Power Pty Ltd to take all electricity generated by the 90MW Alinta Wind Farm, which is owned by BBW, for supply to Alinta's retail customers.

(ii) Wesfarmers LPG – 100%

Alinta has a contract with Wesfarmers to supply gas to its LPG plant in Kwinana, Western Australia. Under this contract Alinta has an interest in the economic outcome of an LPG project in conjunction with Wesfarmers LPG.

(iii) Wholesale gas and electricity trading and marketing – 100% (AEATM)[59]

In eastern Australia, AEATM is a participant in the wholesale gas market. AEATM sources natural gas principally from the Gippsland Basin in Victoria to supply to a range of wholesale energy market participants on the eastern seaboard.

Alinta also controls the generation of peaking electricity from the Bairnsdale Power Station (see section 7.6(a)(v) above). AEATM trades this plant into the NEM and through derivatives.

(c) Gas transmission pipelines

Goldfields Gas Pipeline (GGP) – 11.8%

The GGP is 1,380 kilometres long and transports gas from the Carnarvon Basin to Kalgoorlie. The remaining 88.2% of the GGP is owned by APA. The GGP services industrial and power generation customers along the route and is connected to the Newman Power Station by a 50 kilometre lateral pipeline that was constructed in 1996. As a result of its equity interest, Alinta has the right to transport 23.3 TJ per day into Newman through the GGP at no transportation cost.

Note:

59 BBP is expected to own AEATM and assume its related assets and liabilities. However, currently the Consortium Parties have not reached final agreement regarding the ownership of AEATM.

(d) AGL Energy's option in relation to AlintaAGL

AlintaAGL is a joint venture with AGL Energy in which Alinta holds a 67% interest. AGL Energy has options to acquire Alinta's interest in AlintaAGL over the next five years. AGL Energy also has the option to acquire Alinta's interest in AlintaAGL at a price set by Alinta in the event of a change in control of Alinta or AGL Energy. The latter option will be triggered by the Scheme Proposal. In the event that the Scheme Proposal is implemented, Alinta must offer to sell its 67% interest in AlintaAGL to AGL Energy at a price Alinta (acting on the directions of BBP) nominates. AGL Energy must either acquire the 67% interest at that price or sell its 33% interest to BBP at the equivalent price.

Accordingly, BBP will ultimately end up holding either 0% or 100% of AlintaAGL. BBP will not formally acquire an interest in AlintaAGL until the outcome of this process is known. However, BBP will hold a loan note in respect of the AlintaAGL interest during the interim period.

(e) Location of assets

The locations of the BBP Portfolio and the BBP Alinta Assets are shown on the map contained in Part A.

(f) Key benefits to BBP from the acquisition

The proposed acquisition of the BBP Alinta Assets:

- increases the geographic diversity of the BBP Portfolio by the addition of an asset located in New Zealand and a development opportunity located in Tasmania;
- expands BBP's footprint in Western Australia and Victoria;
- is expected to lead to long-term contract revenue increasing from approximately 31% to 42% immediately following the acquisition due to the inclusion of the Port Hedland, Newman and Glenbrook long-term contract revenues; and
- further reduces BBP's carbon intensity exposure due to increased gas-fired generators.

7.7 BBP's key strengths and investment strategy

(a) Key strengths of the business model

(i) Reliable and diverse income stream

The majority of BBP's existing assets benefit from PPAs and hedge contracts with established utilities. Forecast generation revenue from the existing portfolio for FY08 is approximately 31% contracted by way of long-term agreements with a further 46% contracted under short- to medium-term rolling hedges. Combined with predictable operating costs and minimal regulatory risk, this provides BBP with a reliable income stream.

The generation assets offer diversity by geographic region, contract counterparty and fuel supply which further reduces the risks affecting BBP's cash flows.

(ii) BBP Distributions are paid from operating cash flows

BBP's distribution targets are substantially derived from the operating performance and cash flow contributions of the underlying portfolio of assets. Furthermore, it is expected that BBP's distributions will be fully tax-deferred in the forecast period which is an attractive incentive for BBP Stapled Securityholders.

(iii) Growth opportunities

BBP's business and investment model is to provide investors with long-term capital growth complemented by an attractive cash yield through development of a diversified portfolio of power generation and associated assets, both in Australia and overseas. BBP has a number of potential growth opportunities, including the following:

(A) Organic opportunities, being the ability to grow the profitability of the existing portfolio without additional capital expenditure. Specific opportunities include increases in PPA prices in line with the CPI, reviewing the cost structure of the Flinders Power Stations and increasing the capacity factor of the Braemar Power Station.

(B) Expanding the generation capacity of the existing assets. Specific expansion opportunities at Braemar, Newport and Redbank are under consideration (although implementation of these opportunities requires satisfaction of various conditions such as regulatory approvals).

(C) Expanding the generating capacity at Newman Power Station.

(D) Increasing its ownership interests in existing power stations by the acquisition of minority interests.

(E) Tamar Valley Power Station development. This project involves the development of a 200MW combined cycle gas-fired power station with an associated 180MW back-up and peaking plant in the Tamar Valley region of Tasmania. In addition to certain conditions under a number of agreements that are within Alinta's control to satisfy or waive, the project was conditional on the counterparty to a gas supply agreement entered into by AEATM making a final investment decision to develop new gas fields and production facilities. Due to the deferral of the new gas fields development by the counterparty, Alinta was advised on 26 June 2007 that the gas supply agreement had lapsed. Alinta is reviewing its options, including using alternative sources of gas and restructuring the project, in relation to the development of the 200MW combined cycle unit and the electricity hedging arrangements for the project.
Alinta has signed an agreement with Hydro Tasmania to purchase the Bell Bay Power Station site On 29 June 2007, the agreement was declared unconditional. The three existing gas turbines within the Bell Bay Power Station will comprise 105MW of the 180MW back-up referred to above.

(F) New greenfields construction. One greenfields opportunity that has been offered to BBP through its relationship with B&B is to acquire a significant equity interest in the Uranquinty Power Station and the rights to 100% of the power station's output. Uranquinty Power Station is a planned 640MW open cycle gas turbine power station located in southern NSW. The project has achieved NSW government approval and is being developed jointly by B&B and its project joint venture partner. The project is being considered by BBP and is subject to the approval of the independent directors. BBP may decide to make an investment in the Uranquinty Power Station prior to the Implementation of the Scheme Proposal.

(iv) Strategic relationship with B&B

BBP has access to the full suite of B&B's financial advisory, origination and disposal services and resources. Details of the value this relationship brings to BBP are set out in Part A.

(b) Investment strategy

BBP's investment strategy is to grow BBP Stapled Securityholder wealth through proactive management of its existing portfolio and the construction and acquisition of additional power generation assets and associated businesses in Australia and internationally in accordance with its investment policy.

BBP intends to target electricity generation investments and related assets with risk/return characteristics similar to those of the existing BBP Portfolio and the BBP Alinta Assets which provide diversification by geography, fuel source and regulatory regime.

BBP may consider investing in associated businesses closely related to power generation assets where these complement the BBP Portfolio or provide strategic advantage in power generation. This may include in the future such activities as energy retailing and fuel procurement as part of a vertical integration strategy.

Acquisition and construction opportunities are expected to be introduced by BBPM (as BBP's Manager), through B&B's global investment banking network. BBP may undertake co-investment opportunities with B&B where suitable opportunities arise and where the independent directors of BBP are satisfied with the co-investment opportunity.

7.8 BBP Stapled Securities

(a) Capital structure outline

The number of BBP Stapled Securities currently on issue, including those that may be issued as part of the Share Scheme Consideration are set out in Figure 7.5.

Figure 7.5: BBP Stapled Securities on issue

Note	Date	Number (million)
Balance at date of this Booklet	27 June 2007	359
BBP Stapled Securities issued as part of the Share Scheme Consideration	31 August 2007	335[69]
Post Share Scheme closing balance	31 August 2007	694

As at the date of this Booklet, BBP has not issued any options.

For details of BBP Stapled Security closing price and volume history since listing, refer to Figure 7.1.

(b) BBP Distribution policy

Any BBP Distribution will be payable half-yearly in arrears in respect of the preceding six month periods ending 31 December and 30 June.

The BBP Distributions will be determined by the BBP Directors each half-year ending 31 December and 30 June. For the current financial year ending 30 June 2007, the BBP Directors have provided guidance that BBP expects to pay Distributions totalling 14.0 cents per BBP Stapled Security for the period from 11 December 2006 to 30 June 2007 and 26.1 cents per BBP Stapled Security for the year ending 30 June 2008.

The BBP Directors do not intend to introduce a BBP DRP prior to the proposed Implementation Date. However, they do intend to implement a BBP DRP prior to 30 June 2008. The BBP DRP will allow BBP Stapled Securityholders to reinvest BBP Distributions in additional BBP Stapled Securities.

7.9 BBP Financial Information

(a) Basis of preparation for BBP Financial Information

(i) Financial year

The financial year for BBP is the year ending 30 June.

(ii) BBP historical financial information

The pro forma balance sheet as at 31 December 2006 has been derived from the reviewed interim financial statements of BBP for the period ended 31 December 2006 and the balance sheet of the BBP Alinta Assets as at 31 December 2006. Details of certain pro forma adjustments that have been made to reflect known or expected changes from 1 January 2007 are set out in section 7.9(l).

(iii) BBP forecast financial information

The pro forma forecast financial information for BBP FY07 and for BBP FY08 have been prepared for illustrative purposes for use in this Booklet only.

The BBP Directors' forecast for BBP FY07 illustrates the anticipated reported result of BBP, reflecting the impacts of the initial public offer (**IPO**) and the timing of the acquisition of the following businesses (**BBP Assets**) during the period:

> Kwinana (currently under construction) and the Oakey equity investment were owned by BBP as at 1 July 2006;

> Flinders interests amounting to 100% of the issued capital acquired by BBP on 1 September 2006;

> Redbank interests amounting to 100% of the issued capital acquired by BBP progressively between October and December 2006;

Note:

69 Based on the number of fully diluted Alinta Shares of 500.69 million.

- > Ecogen interests amounting to 73% of the issued capital acquired by BBP on 11 December 2006; and
- > Braemar interests amounting to an 85% economic interest acquired by BBP progressively between October and December 2006.

The pro forma forecast financial information for BBP FY07 assumes that the BBP Assets were acquired on 1 July 2006 and excludes the acquisition of the BBP Alinta Assets. Details on the specific assumptions made with respect to the pro forma forecast income statement for BBP FY07 are set out in section 7.9(c).

The pro forma forecast financial information for BBP FY08 assumes that the BBP Alinta Assets are acquired on 1 July 2007. The forecasts for BBP FY08 assume that the AlintaAGL business is 67% owned by BBP for the three months to 30 September 2007 and then 100% for the balance of BBP FY08. Details with respect to the potential outcomes for BBP in relation to the AlintaAGL business are set out in section 7.6(d).

The pro forma forecast financial information is based on circumstances at the date of this Booklet and on an assessment of present economic and operating conditions and on a number of assumptions regarding future events and actions.

The forecast financial information for BBP presented in this section has been prepared by the BBP Directors on the basis of material best estimate assumptions. Details are set out in section 7.9(h).

The BBP Directors have utilised Alinta's Forecast Information for the BBP Alinta Assets' operations in preparing the forecast financial information for the combined BBP and BBP Alinta Assets group. The BBP Directors have relied on the Alinta Directors' assumptions with the exception of those relating to financing, corporate charges and the associated tax charges. Alinta is responsible for the Alinta Forecast Information as set out in section 11. BBP has not audited, reviewed or independently verified the Alinta Forecast Information and disclaims any responsibility for it. Alinta is responsible for ensuring that the Alinta Forecast Information is not misleading or deceptive in any material respect (whether by omission or otherwise) and is responsible for the Alinta Forecast Information.

(iv) BBP's accounting policies

The AIFRS accounting policies adopted by BBP in the preparation of the financial information for BBP FY07 and BBP FY08 are set out in BBP's interim financial report for the half year ended 31 December 2006 and the BBP prospectus and product disclosure statement dated 10 November 2006 (both publications are available at www.bbpower.com). The accounting policies of BBP have remained unchanged since those announcements. The financial information has been presented in an abbreviated form. It does not contain all the disclosures that are usually provided in an annual report prepared in accordance with the Corporations Act.

(b) BBP Financial Information

This section contains a summary of the following information for BBP including:

- > BBP Directors' forecast income statement for BBP FY07 Figure 7.6;
- > Pro forma forecast income statement for BBP FY07 and BBP FY08 Figure 7.6;
- > BBP Directors' forecast cash available for distribution and pro forma cash available for distribution for BBP FY 07 Figure 7.8;
- > Pro forma forecast cash available for distribution for BBP FY07 and BBP FY08 Figure 7.8; and
- > Pro forma balance sheet as at 31 December 2006 Figure 7.15,

(collectively **the BBP Financial Information**).

The BBP Financial Information disclosed in this section should be read in conjunction with the following information disclosed in this section and other information contained in this Booklet:

- > Management, discussion and analysis of BBP FY07 Directors' forecast information – section 7.9(g) further describes key information relating to the forecast information.
- > Assumptions – section 7.9(h) outlines the key assumptions to the income statements for BBP FY07 and BBP FY08.
- > Segment details – section 7.9(i) shows the revenue, EBITDA, depreciation and capital expenditure per business segment.
- > Synergies and restructure costs – section 7.9(j) describes certain synergies and restructure costs.
- > Sensitivity analysis – section 7.9(k) describes the impact of particular sensitivities to the net cash available for distribution.
- > Prospects – section 7.9(m) includes further information on BBP's prospects.
- > Risks – as described in section 12.

The BBP Financial Information has been reviewed by PricewaterhouseCoopers Securities Ltd whose Investigating Accountant's Report relating to the BBP Financial Information is included in Annexure F.

(c) BBP forecast income statements

The BBP Directors' forecast income statement and pro forma forecast income statement are summarised *in* Figure 7.6.

Figure 7.6: BBP Directors' forecast income statement and pro forma forecast income statements

$ in millions	BBP Directors' forecast BBP FY07	Pro forma forecast results BBP FY07[1]	Pro forma forecast results BBP FY08[2,3,4,5,6,7]
Total revenue from ordinary activities	473.5	569.9	1,667.3
Operating costs	(315.7)	(382.5)	(1,204.2)
Corporate costs	(47.5)	(49.5)	(80.5)
EBITDA from ordinary activities	110.3	137.9	382.6
Share of net profits of associates	7.0	6.7	6.8
Total EBITDA	**117.3**	**144.6**	**389.4**
Depreciation and amortisation	(53.7)	(67.1)	(130.3)
EBIT from continuing operations	**63.6**	**77.5**	**259.1**
Net interest expense	(69.7)	(71.6)	(205.7)
EBT	**(6.1)**	**5.9**	**53.4**
Income tax expense	(0.7)	(0.7)	(8.6)
NPAT	**(6.8)**	**5.2**	**44.8**
Outside equity interest	(6.8)	(5.3)	(8.1)
Profit attributable to members of BBP	**(13.6)**	**(0.1)**	**36.7**

Notes to Figure 7.6:

1 Assumes that the BBP Alinta Assets were acquired on 1 July 2006. Refer to section 7.9(n)(i) for further details.

2 These forecasts include 100% of the AlintaAGL business in the operating statements, with the AGL Energy 33% interest shown within the outside equity interest line. After 30 September 2007 it has been assumed that BBP will move to 100% ownership. Refer to section 7.6(d) for further details in respect of the AlintaAGL business and potential outcomes.

3 Assumes the BBP Alinta Assets form part of the BBP group as from 1 July 2007. The actual results will differ depending on the timing of the Implementation

4 These forecasts assume no marked-to-market movements other than in relation to existing hedges.

5 These forecasts do not include any allowance for incentive management fees which may be payable to BBPM under the management agreement. Refer to section 7.11(c) for further details.

6 The BBP FY08 forecast has been prepared on the basis that forecast cost synergies will be realised as set out in section 7.9(j). The cost of realising these synergies is non-recurring in nature and has been excluded from the forecast results above as have any transaction costs. The one-off cost attributable to BBP to achieve the projected annual savings is $4 million. The Consortium has set aside cash of $23 million to meet any obligations arising from restructuring of corporate and support functions, of which BBP's share is $4 million. While these costs may be recognised in the actual income statement of BBP, they will not adversely impact distributions available to BBP Stapled Securityholders. If the amount set aside is insufficient to meet the restructuring obligations, BBP will incur its share of the shortfall under an agreement with the other Consortium Parties (see section 15.12).

7 The pro forma income statement for BBP FY08 assumes that all BBP Alinta Assets are transferred from the Bidder into BBP with effect from 1 July 2007 so that a full year's results and cash available for distribution are presented. The actual date of acquisition is currently expected to be 31 August 2007. To the extent that there is any delay in the transfer of any of the BBP Alinta Assets from 31 August 2007, BBP will receive any cash flows generated by the BBP Alinta Assets as interest income on a participation loan between BBP and the Bidder. Whilst this would affect income and expense items disclosed above, the net interest income is anticipated to be the same as the net cash flow from the business from the date of acquisition and there will be no impact on BBP's cash available for distribution.

(d) Composition of BBP pro forma forecast income statements

The composition of the BBP pro forma forecast income statements for BBP FY08 are summarised in Figure 7.7.

Figure 7.7: Composition of BBP pro forma income statements

$ in millions	Pro forma forecast results (existing BBP Assets) BBP FY08	Pro forma forecast results (BBP Alinta Assets)[1,2] BBP FY08	Pro forma adjustments BBP FY08[1,3]	Pro forma forecast results (BBP) BBP FY08
Total revenue from ordinary activities	**637.4**	**1,029.9**	**–**	**1,667.3**
Operating costs	(403.0)	(801.2)	–	(1,204.2)
Corporate costs	(46.8)	(27.8)	(5.9)	(80.5)
EBITDA from ordinary activities	**187.6**	**200.8**	**(5.9)**	**382.6**
Share of net profits of associates	6.8	–	–	6.8
Total EBITDA	**194.4**	**200.8**	**(5.9)**	**389.4**
Depreciation and amortisation	(85.4)	(44.9)	–	(130.3)
EBIT from continuing operations	**109.0**	**155.9**	**(5.9)**	**259.1**
Net interest expense	(72.2)		(133.5)	(205.7)
EBT	**36.8**			**53.4**
Income tax expense	(3.9)		(4.7)	(8.6)
NPAT	**32.9**			**44.8**
Outside equity interest	(5.8)		(2.2)	(8.1)
Profit attributable to members of BBP	**27.1**			**36.7**

Notes to Figure 7.7:

1 These forecasts include 100% of the AlintaAGL business in the operating statements, with the AGL Energy 33% interest shown within the outside equity interest line. After 30 September 2007, it has been assumed that BBP will move to 100% ownership.

2 Assumes the BBP Alinta Assets are acquired by BBP on 1 July 2007. The actual results will differ depending on the timing of the Implementation.

3 As part of the acquisition, BBP forecasts the following pro forma adjustments to the results of the BBP Alinta Assets presented by the Alinta Directors:

(a) Additional management fees payable to BBPM of $11.5 million to be incurred as a result of the additional BBP Stapled Securities issued as consideration for the BBP Alinta Assets;

(b) Savings in corporate costs relating to the existing BBP Alinta Assets of $5.6 million have been included in the BBP FY08 pro forma forecast for BBP. The actual speed of transition to the centralised support function will be dependent on many factors. The savings, reflected in the forecast, assumes that the transition will occur progressively over a period of 12 months with full benefits expected to be realised in BBP FY09. Further corporate cost savings may also be achievable in the event that BBP moves to 100% ownership of AlintaAGL, however, no assessment can be made on this pre-Implementation;

(c) The AGL Energy 33% interest in the AlintaAGL business for the three months to 30 September 2007 per Note 1 is shown within the outside equity interest line.

(e) BBP pro forma forecast cash available for distribution

The BBP pro forma cash available for distribution is summarised in Figure 7.8.

The column headed "Directors' forecast BBP FY07" depicts the sources of cash that are expected to be available for distribution to BBP Stapled Securityholders for BBP FY07. The column headed "Pro forma forecast results BBP FY08" depicts the sources of cash that are expected to be available for distribution to BBP Stapled Securityholders for BBP FY08.

Figure 7.8: Pro forma BBP forecast cash available for distribution

$ in millions	Directors' forecast BBP FY07	Pro forma forecast results BBP FY07	Pro forma forecast results BBP FY08[1,2]
Total EBITDA	**117.3**	**144.6**	**389.4**
Adjust for non-cash operating items	12.5	12.5	3.0
Movement in working capital	(1.5)	(1.1)	(1.0)
Capital portion of Glenbrook and Cawse PPAs	–	–	16.2
Cash available for distribution applicable to minority interests	(6.8)	(5.3)	(8.1)
Financing cash flow[3]	(51.8)	(76.8)	(205.9)
Movement in reserves[4]	(4.6)	(4.6)	(26.1)
Maintenance capital expenditure	(13.2)	(16.3)	(21.9)
Taxation paid	(1.6)	(1.7)	(2.6)
Net operational cash flow	**50.3**	**51.3**	**143.0**
BBP DRP[5]	–	–	24.1
Reversal of loss provisions[6]	–	–	6.8
Reversal of other cash provisions[7]	–	–	9.2
Net cash available for distribution	**50.3**	**51.3**	**183.1**

Notes to Figure 7.8.

1 These forecasts include 100% of the AlintaAGL business in the operating statements, with the AGL Energy 33% interest shown within the outside equity interest line. After 30 September 2007 it has been assumed that BBP will move to 100% ownership.

2 Assumes the BBP Alinta Assets are acquired by BBP on 1 July 2007. The actual results will differ depending on the timing of the Implementation

3 Financing cash flows for pro forma forecast BBP FY07 excludes IPO interest expense and principal and interest cash flow amounts relating to the period prior to BBP ownership. Financing cash flows represent principal and interest payments.

4 Movement in reserves represents the reserving of cash under banking requirements.

5 The BBP DRP is forecast to be implemented post the BBP FY07 distribution. The intention and operation of the BBP DRP has been previously disclosed by BBP in its initial public offer prospectus and product disclosure statement dated November 2006. An average DRP participation rate of 30% has been assumed.

6 Reversal of loss provisions is associated with losses in Alinta's power trading business that will be offset by cash reserves to be created upon acquisition

7 To the extent that charges (mainly maintenance) reflected in the EBITDA have been previously provided through cash reserving, these cash reserves are utilised.

(f) Composition of BBP FY08 pro forma forecast cash available for distribution

The composition of the BBP pro forma forecast cash available for distribution is summarised in Figure 7.9.

Figure 7.9: Composition of pro forma BBP forecast cash available for distribution

$ in millions	Pro forma forecast cash flow (existing BBP Assets) BBP FY08	Pro forma forecast cash flow (BBP Alinta Assets)[1] BBP FY08	Pro forma forecast cash flow Pro forma adjustments BBP FY08	Pro forma forecast cash flow (BBP) BBP FY08
Total EBITDA	**194.4**	**200.8**	**(5.9)[2]**	**389.4**
Adjust for non-cash operating items	3.0		–	3.0
Movement in working capital	(1.8)		0.8	(1.0)
Capital portion of Glenbrook and Cawse PPAs	–		16.2	16.2
Cash available for distribution applicable to minority interests	(5.8)		(2.2)[3]	(8.1)
Financing cash flow[4]	(72.3)		(133.5)	(205.9)
Movement in reserves[5]	(15.8)		(10.3)	(26.1)
Maintenance capital expenditure	(18.6)	(3.3)	–	(21.9)
Taxation paid	(2.6)			(2.6)
Net operational cash flow	**80.5**			**143.0**
BBP DRP[6]	12.9		11.2	24.1
Reversal of loss provisions[7]	–		6.8	6.8
Reversal of other provisions[8]	–		9.2	9.2
Net cash available for distribution	**93.4**			**183.1**

Notes to Figure 7.9

1 The pro forma forecast includes results for the BBP Alinta Assets which have been obtained from the Alinta Directors as disclosed in section 7.9(a), as if the acquisition was effective from 1 July 2007.

2 Includes additional corporate costs (net of savings) of $5.9 million as noted in Figure 7.7.

3 These forecasts include 100% of the AlintaAGL business in the operating statements, with the AGL Energy 33% interest shown within the outside equity interest line. After 30 September 2007 it has been assumed that BBP will move to 100% ownership.

4 Financing cash flows represent principal and interest payments.

5 Movement in reserves represents the reserving of cash under banking requirements

6 The BBP DRP is forecast to be implemented post the BBP FY07 distribution. The intention and operation of the BBP DRP has been previously disclosed by BBP in its initial public offer prospectus and product disclosure statement dated November 2006. An average DRP participation rate of 30% has been assumed.

7 Reversal of loss provisions is associated with losses in Alinta's power trading business that will be offset by cash reserves created upon acquisition.

8 To the extent that charges (mainly maintenance) reflected in the EBITDA have been previously provided through cash reserving, these cash reserves are utilised.

(g) Management discussion and analysis

The following management discussion and analysis has been prepared focussing on activities and events since BBP acquired the BBP Portfolio during the period from September 2006 to 11 December 2006. Where applicable, reference to the underlying business and economic conditions prior to the acquisitions is incorporated in order to provide context to the analysis.

(i) Revenue

The electricity market in the first half of BBP FY07 was reasonably stable and consistent with the usual seasonal pricing trends. The second half of BBP FY07 particularly from February 2007 onwards has seen sustained increases in spot prices which have been greater than normal seasonal pricing trends. The price increases have been a reflection of the reduced generating capacity available in Queensland and the Snowy Region due to the prolonged drought conditions being experienced across south eastern Australia. In addition, a number of generators have been off-line for scheduled maintenance. In Queensland, the drought conditions have resulted in significant reductions in baseload generating capacity at Tarong, Tarong North and Swanbank Power Stations. Furthermore the hydro output of the Snowy Region has been severely curtailed due to low dam levels.

The duration of these water-related constraints is difficult to predict. However, in the absence of substantial rainfalls in Queensland and higher than average snowfalls in the Snowy Region, prices throughout BBP FY08 are likely to remain high by historical standards. Key water infrastructure in the form of a recycled water pipeline to Tarong Power Station is expected to be commissioned during the early stages of BBP FY09. This water pipeline is expected to relieve the constraints currently affecting Tarong and Tarong North Power Stations and thus prices can be expected to trend back towards entry levels.

The main beneficiaries in the BBP Portfolio of the sustained increases in spot and contract prices have been Flinders and Braemar. The output capacities of the intermediate generators (Flinders Playford and Braemar) have also been increased during the summer and autumn of BBP FY07 and are forecast to remain at approximately 50% for the remainder of the financial year.

Both the intermediate and baseload Flinders plants benefited from the increased prices in Victoria in mid January 2007. However, these gains were offset shortly afterwards due to a forced outage at Flinders necessitating the need to repurchase outstanding hedge contracts. This led to an overall neutral EBITDA position during this volatile price period.

Redbank has been operating in line with contractual expectations.

The peaking operations of Ecogen delivered higher revenues; however, these revenues had minimal EBITDA impact on BBP due to the pass through nature of the revenues and operating costs.

(ii) EBITDA

Higher pool prices combined with increased generation (for the intermediate generators) have been the key factors for the increase in forecast EBITDA for BBP FY07 compared to BBP's IPO forecasts.

The generation costs for the baseload businesses have remained in line with BBP's IPO forecasts. These costs are largely fixed as a consequence of the ownership of the coal mine or through contractual fuel supply arrangements.

The intermediate businesses recorded a higher EBITDA contribution but at a lower margin compared to the IPO forecast. This reflected the higher than expected cost of sourcing of additional fuel supplies.

Whilst the capacity of the peaking plant of Ecogen has been greater than planned, the pass through nature of the revenue and costs for this operation means that this has had limited positive impact on the EBITDA. This operating mode has resulted in longer running cycles and as a consequence a better than planned fuel efficiency was achieved, delivering a modest improvement to EBITDA for BBP FY07. These fuel efficiencies are not anticipated to be of a recurring nature and have not been factored into the BBP FY08 forecasts.

(iii) Net borrowing costs

Disregarding the IPO related borrowing costs (approximately $18 million), net borrowing costs for BBP FY07 have been adversely impacted by a charge ($8.1 million) to take into account the discounting impact for the time value of money on the Osborne onerous contract provision (discussed in (iv) below). This non-cash charge will continue to impact the BBP net borrowing costs with the exact quantum of the charge in any period dependent on many factors including forecast interest rates and pool prices (which drive provision usage). This accounting treatment was not reflected in BBP's IPO forecasts and has no impact on the cash flow of the business in BBP FY07.

BBP has fixed its borrowing costs for approximately 93% of its external debt including construction debt through the use of interest rate derivatives.

(iv) Osborne PPA

Flinders has a PPA with Osborne (**Osborne PPA**). Under the Osborne PPA, Flinders purchases all of the (baseload) output of Osborne until 2018. Additionally, Flinders has a contract with AGL (which expires in 2010) to purchase gas which is then on-sold to Osborne under a gas sale agreement (which expires in 2013). Historically this contract has been loss-making for Flinders with the revenues earned in relation to the sale of Osborne's offtake in the NEM insufficient to cover the cost of fuel and payments under the PPA to Osborne. At the time that BBP acquired Flinders a provision was included in the acquisition balance sheet relating to the onerous components of this contract.

Since February 2007 the higher pool prices prevailing in South Australia have resulted in a decline in the monthly shortfall.

The net losses generated by this contract are brought to account through the profit and loss statement with the release of the onerous contract provision offsetting these losses.

Whilst the higher than anticipated pool prices have reduced the expected losses since February 2007 and consequently the need to utilise the provision, no reassessment of the provision value will be conducted in BBP FY07. Any reduction in the total of the onerous contract provision required for Osborne will be on the basis of sustained forecast high pool prices and may be considered during BBP FY08.

(v) Capital expenditure – maintenance and construction
During BBP FY07 approximately $222 million will be spent on capital expenditure, of which $190 million relates to the construction of the NewGen Kwinana Power Station.

Capital expenditure on Braemar during BBP FY07 will be $20 million. This project was largely completed in the first half of BBP FY07; however, approximately $4 million of construction expenditure was deferred until BBP FY08 pending the outcome of the completion of secondary enhancements and other minor construction work, as well as the rectification of non-critical warranty items.

During BBP FY07 the Flinders group will spend approximately $13 million of capital expenditure, the majority associated with the Playford improvement program ($7 million). The remainder of the Flinders maintenance capital expenditure relates to the ongoing maintenance program associated with Northern.

Ecogen is forecast to spend approximately $3.3 million (excluding a small instalment payment for the replacement of a turbine high pressure module) in maintenance capital expenditure in BBP FY07.

There were no items of significant or material amounts spent or planned to be spent by Redbank.

The maintenance and capital expenditure forecasts may be imprecise with respect to either timing or quantum as factors such as excessive or localised wear and tear require immediate rectification. Where this occurs, the whole-of-life maintenance plans are updated and amended to reflect the changing maintenance and capital expenditure priorities.

Operating expenditure and associated revenue relating to the operation and maintenance of the power station assets have been forecast on the basis of the ability to execute the operating plan in order to meet planned generation availability and performance efficiency over the forecast period. Each year the respective management teams of the businesses provide a budget for approval which includes an estimate of maintenance cost expenditures. Should there be a capital component comprising part of this maintenance process, it is capitalised (with any existing residual value of the replaced part expensed immediately).

The maintenance cycles for BBP's thermal coal plants vary because of the different technologies employed. Boiler inspection methodology and frequency is usually stipulated by relevant state statutory bodies utilising Australian standards as a guide. Turbine and generator inspection, testing and frequency are usually stipulated by the recommendations of the original equipment manufacturer and insurer requirements.

Gas turbines require overhauls determined by equivalent operating hours of operation which is a function of the hours of operation, the number of starts per unit, the ambient temperature on the location at which the unit is operated and the rate at which the unit is brought into service.

(h) Best estimate assumptions in the BBP Directors' forecasts
The BBP Forecast Information in this section has been prepared by the BBP Directors on the basis of the material best estimate assumptions set out below. The BBP Directors have made reasonable enquiries in preparing the forecast BBP Financial Information and consider the assumptions to be reasonable. This information is intended to assist investors in assessing the reasonableness and likelihood of the assumptions occurring and is not a representation that the assumptions will occur.

Investors should be aware that the timing of actual events and the magnitude of their impact might differ materially from that assumed in preparing the BBP forecast financial information and that this may have a positive or negative effect on BBP's actual financial performance and cash flows available for distribution because the assumptions, and therefore the forecast financial information, are by their very nature subject to uncertainties and contingencies, many of which will be outside the control or influence of the BBP Directors.

Accordingly, BBP cannot, and does not, give any assurance that the BBP Directors' forecast and the pro forma forecasts will be achieved. It should also be noted that the results may be impacted by identification post acquisition of intangibles which would require amortisation. This amount whilst impacting the income statement will have no impact on cash flows or BBP's ability to pay distributions.

In compiling the BBP Directors' forecast and the pro forma forecast for BBP FY07 and BBP FY08 as disclosed in Figures 7.6, 7.7, 7.8 and 7.9, the BBP Directors have made the following assumptions:

(i) Assumptions – BBP FY07 only
BBP has prepared a forecast income statement and cash flow statement for BBP FY07 based on the reviewed financial results for the six months ended 31 December 2006, unaudited financial results for the four months ended 30 April 2007 and a forecast for the two months ending 30 June 2007.

The following assumptions have been made with respect to the preparation of the pro forma forecast financial information for BBP FY07:

- all existing assets in the BBP Portfolio are assumed to be owned by BBP and contributing earnings (where operational) from 1 July 2006;
- the initial BBP asset acquisitions and related transactions the subject of the IPO had taken place prior to the start of BBP FY07;
- specific expenses related to the IPO (predominantly interest) have been removed as a pro forma adjustment on the basis that these are non-recurring;
- identifiable intangibles and the associated amortisation have been retrospectively applied utilising the current values from 1 July 2006;
- any one-off costs or acquisition costs relating to the proposed acquisition of the BBP Alinta Assets are not included.

(ii) Revenue assumptions

- Spot revenue assumptions for the Flinders group (baseload and intermediate segment) and Braemar (intermediate segment) in respect of the output not covered by contracts have been based on internally generated forecast pool prices. These internal forecasts are supported by independent market adviser reports and industry publications.
- Contract revenue assumptions for Flinders (baseload and intermediate segment), Braemar (intermediate segment), Redbank (baseload segment) and Ecogen (peak segment) have been based on the underlying hedge and cap contracts.
- The revenue profile for Redbank and Ecogen are largely insensitive to the sustained high pool prices expected due to their existing PPA and master hedge agreement respectively.
- Derivative instruments that do not qualify for hedge accounting will be marked-to-market. The value of existing derivative instruments of an ineffective nature that are expiring during the forecast period are taken to the income statement during the forecast period. New derivative contracts entered into are valued based on existing market prices at the time. No material change in the market conditions has been forecast. However, the value of these hedges may change as the market conditions vary and any resulting gain or loss would be taken to the income statement consistent with relevant accounting standards. Flinders has active derivative trading positions associated with its output contracts. It is not possible to forecast any marked-to-market adjustments for future hedges included in the forecasts.
- Details of the segment output assumptions and average prices are set out in section 7.9(i).

(iii) Operating cost assumptions

(A) Fuel costs

The cost of fuel across the existing BBP Portfolio is largely insulated from price volatility due to the fixed nature of the fuel supply contracts. The fuel supplies for BBP FY08 are fixed in unit cost and volumes.

Flinders' cost of fuel is expected to rise at a rate less than CPI as Flinders owns and operates the coal mine which provides its fuel supply.

The Redbank fuel supply cost and volume is fixed under a 30 year agreement with the Warkworth mine for both the beneficiated dewatered tailings and back up fuel (unwashed coal). This contract has certain price escalators according to various cost indexes and has approximately 24 years left to run.

The Braemar gas contracts are fixed in nature with certain CPI increases. Braemar has contracted gas supplies that underpin its increased generation capacity at a negotiated fixed cost and volume. These contracts are scheduled to expire between 2016 and 2022. Additionally, short-term contracts for gas supply are negotiated when the prices are forecast to be at a sustained level that can support the increased marginal cost of generation.

The Ecogen fuel costs are met by TRUenergy under the provisions of a fuel supply agreement (effectively a gas tolling arrangement) and master hedge agreement.

(B) Operational and overhead costs

Operational and overheads costs are forecast to remain stable with only wage and CPI increases affecting the cost.

(C) Maintenance costs

Maintenance costs are discussed separately in section 7.9(h)(vii).

(D) Corporate costs

Corporate expenses are made up of the following main components:

- BBP pays a Responsible Entity fee to BBPS and a base management fee to BBPM. See section 7.11(d) and (e) for more details on these fees. BBP also pays a manager expense amount to BBPM. This amount covers the reimbursement of management expenses incurred by BBPM under the management agreement. They are capped in real terms at $6.2 million and $6.6 million for BBP FY07 and BBP FY08 respectively. This amount does not include any reimbursement of or costs associated with the acquisition of the BBP Alinta Assets;
- BBP also incurs non-designated services which are outside the scope of the management agreement. These costs are estimated to be $1.5 million per annum in real terms and are included in the BBP FY07 pro forma forecast and the BBP FY08 forecast;
- Certain costs reside within the businesses which are classified as central overhead or corporate costs. These costs are of a support and administration nature.

Any incentive management fee payable to BBPM has not been included in the forecast income statements as there is no reasonable basis upon which to forecast this fee. Details of this fee are set out in section 7.11(c).

(iv) Interest rate assumptions

The following key assumptions have been made in relation to BBP's interest costs:

> The majority of the project debt facilities are fully hedged against movements in interest rates through the use of interest rate swaps for the term of the debt. The sensitivity of the BBP Directors' forecasts to movements in interest rates (unhedged debt only) is set out in section 7.9(k).
> The forecast base rate for unhedged debt is assumed to be 6.5% per annum.
> BBP has agreed an underwritten corporate debt facility with B&B on arm's length terms to achieve an appropriate level of gearing for the portfolio while ensuring an aggregate amortising debt profile. It is expected that B&B's underwritten facility will be replaced by other lenders during BBP FY08.
> The interest expense includes a non-cash reassessment of the net present value of the Osborne onerous contract provisions. At each reporting date this provision is reviewed and reassessed based on prevailing and forecast interest rates. This reassessment results in a non-cash charge to interest expense.

(v) Taxation assumptions

Due to the existence of minority interests and discrete project debt facilities within BBP, there are five tax groups within BBP. These tax groups impact the rate of utilisation of tax losses.

The various tax groups are:
Flinders – comprising all Australian resident Flinders entities with the exception of B&B Osborne Pty Limited (part of the BBP consolidated tax group). It is forecast that there will be approximately $142 million of revenue tax losses carried forward as at 30 June 2007.

Braemar – comprising the legal entities holding the Braemar investments. It is forecast that there will be approximately $24 million of revenue tax losses carried forward as at 30 June 2007.

Ecogen – comprising the legal entities holding the Ecogen investments. As the Ecogen group has no tax losses, it will continue to pay its statutory tax.

Redbank – comprising the legal entities holding the Redbank investments. It is forecast that there will be approximately $84 million of carried forward tax losses after taking into account revenue tax losses (incorporating costs associated with rectification work carried out in BBP FY06) carried forward as at 30 June 2007.

The remaining legal entities within BBP are part of the BBP tax consolidated group. There are no carried forward tax losses available within this group.

For the purposes of the BBP FY08 forecasts it has been assumed that, following the exercise of the AlintaAGL put/call option, AlintaAGL will be included in the BBP tax consolidated group.

It is assumed the corporate tax rate of 30% remains unchanged.

(vi) Inflation assumptions

CPI is forecast to be 2.5% per annum.

(vii) Capital expenditure and plant maintenance expenditure assumptions

The underlying assumptions for plant maintenance and capital expenditure are to ensure that the assets are commercially, operationally and environmentally sustainable. The capital expenditure and maintenance plans are based on detailed five year and whole-of-life plans to ensure BBP plant is maintained in a prudent, safe and economical manner and consistent with the overall manufacturers' warranties and specifications. This approach also ensures that appropriate insurance coverage is achieved and maintained.

(A) Northern (Flinders) baseload plant

The next major overhaul for Northern has been brought forward from early BBP FY09 to fourth quarter BBP FY08. This will reduce the amount of generation capacity and increase maintenance costs for BBP FY08. The outage includes a low pressure steam turbine rotor upgrade which is expected to improve output from the unit by an increase of approximately 7MW. Additionally, bringing forward the Northern major overhaul will accelerate phase one of the replacement of instrument and controls on the first unit.

(B) Playford (Flinders) intermediate plant

Playford, as an older plant, has turbine overhauls scheduled every four years and boilers every two years. The next boiler overhaul is scheduled for the second quarter of BBP FY08

(C) Redbank baseload plant

Redbank's boiler overhauls are currently planned annually and steam turbine generator overhauls are planned every five years.

Minor turbine work is scheduled for BBP FY08 to replace half-joint casing bolts under warranty provisions. The next steam turbine overhaul is planned for BBP FY10 and the generator overhaul planned for BBP FY12.

(D) Newport (Ecogen) peaking plant

The Newport Power Station turbine stages are normally overhauled on a rotating four to five year cycle. Generator tests are normally carried out every four to five years with a full generator inspection every eight to twelve years.

The planned capital expenditure and maintenance costs will increase significantly in BBP FY09 due to the planned outage covering replacement and/or refurbishment of various turbines. This work is expected to take approximately 11 weeks starting in September 2008. Contracts for the supply of spares and performance of refurbishment work are presently under negotiation.

(E) Braemar intermediate plant

Braemar was commissioned in September 2006 with its first overhaul scheduled at 36,000 equivalent operating hours (EOH). Under the original operating forecast this was anticipated to occur in BBP FY11. However, with the increased generation capacity currently forecast, the first overhaul is expected to occur in first quarter BBP FY09. This overhaul will consist of disassembly, changing a selection of hot gas path components including some blades, vanes and combustor. The generator will also need disassembly and insulation works.

Under Braemar's project financing facility cash reserving for overhauls will commence BBP FY08. The cost of major maintenance will vary for each overhaul between $16 million and $26 million depending on the timing, parts required and the use of refurbished/new spare parts.

(viii) BBP DRP

BBP intends to establish a BBP DRP which will allow BBP Stapled Securityholders to reinvest their distributions in BBP. The BBP DRP is forecast to be operative during the BBP FY08 period, with an assumed 30% participation rate.

(ix) AlintaAGL put/call option

The pro forma forecasts for the combined BBP/Alinta group have been prepared on the basis of 67% ownership of the AlintaAGL retail and cogeneration businesses from 1 July 2007 to 30 September 2007 and 100% for the remainder of BBP FY08.

(x) General assumptions

The BBP Directors have also made the following general assumptions for the BBP Directors' forecasts in addition to those outlined above:

> no imposition of carbon tax, carbon trading or other environmental regimes during the forecast period;

> no significant change to the current legislative regimes and regulatory environments in the jurisdictions in which BBP operates;

> no material change in the competitive activity in the markets in which BBP operates;

> no significant change in the supply ability of BBP or its competitors or in the continuity of operations;

> no changes in accounting standards or other mandatory professional reporting requirements of the Corporations Act or changes in BBP's accounting policies which would have a material effect on BBP's financial performance, cash flows or financial position;

> no material change in the economic, regulatory or political conditions with respect to the industry in which BBP operates;

> no acquisitions or investments undertaken during the forecast period, other than as disclosed in this Booklet, that will have a material impact on the financial performance and reported cash flows of BBP. It is the intention of BBP to make acquisitions or investments should suitable opportunities arise;

> no material amendment to any agreement or arrangements relating to BBP or the assets; and

> the opportunities (potential and existing) described in section 7.9(m) have not been included in the BBP forecasts due to their current stage of development or their prospective nature.

(i) Segment details

Figures 7.10, 7.11, 7.12 and 7.13 set out the segment capacity and pricing assumptions used in the forecasts. The BBP FY07 information represents the pro forma full year, with BBP FY08 showing pre and post the acquisition of the BBP Alinta Assets.

Figure 7.10: Peak duty generators

Peak duty generators	Units	BBP BBP FY07	BBP BBP FY08	BBP & Alinta BBP FY08[1]
Generation				
Net capacity	MW	1,245	1,245	1,339
Generation output	GWh p.a.	2,145.6	2,016.3	2,094.1
Capacity factor	%	19.7%	18.5%	17.9%
Revenue	$m p.a.			
Contracted		120.7	114.6	114.6
Hedged		–	–	–
Unhedged pool		–	–	28.2
Other		–	–	–
		120.7	114.6	**142.8**
Average pricing	$/MW p.a.			
Total revenue		96,936	92,047	106,641
EBITDA	$m p.a.	**28.3**	**28.0**	**37.1**
Depreciation and amortisation	$m p.a.	**9.8**	**9.9**	**15.3**
Capital expenditure	$m p.a.			
Maintenance		3.3	3.1	3.1
Construction		–	–	–

Note to Figure 7.10.

1 Revenue and generation metrics exclude data relating to the AlintaAGL cogeneration plants and Bell Bay Power Station. Generation metrics for BBP Alinta Assets are BBP best estimates based on BBP due diligence. Revenue for BBP Alinta Assets is based on revenue forecasts provided by Alinta.

Figure 7.11: Intermediate duty generators

Intermediate duty generators	Units	BBP BBP FY07	BBP BBP FY08	BBP & Alinta BBP FY08[1]
Generation				
Net capacity	MW	695	695	975
Generation output	GWh p.a.	1,905.9	2,845.9	3,929.3
Capacity factor	%	31.3%	46.7%	46.0%
Revenue	$m p.a.			
Contracted		15.8	50.4	136.5
Hedged		26.2	43.7	43.7
Unhedged pool		82.9	89.6	94.6
Other		6.1	4.4	4.4
		131.0	**188.1**	**279.2**
Average pricing	$/MWh p.a.			
Generation revenue		65.56	64.57	69.95
Total revenue		68.76	66.10	71.06
EBITDA	$m p.a.	**51.1**	**77.9**	**118.4**
Depreciation and amortisation	$m p.a.	**19.3**	**34.2**	**50.0**
Capital expenditure	$m p.a.			
Maintenance		5.3	7.6	7.8
Construction		14.9	3.4	25.4

Note to Figure 7.11:

1 Revenue and generation metrics exclude data relating to the Alinta AGL cogeneration plants and Bell Bay Power Station. Generation metrics for BBP Alinta Assets are BBP best estimates based on BBP due diligence. Revenue for BBP Alinta Assets is based on revenue forecasts provided by Alinta.

Figure 7.12: Baseload duty generators

Baseload duty generators	Units	BBP BBP FY07	BBP BBP FY08	BBP & Alinta BBP FY08[1]
Generation				
Net capacity	MW	675	680	808
Generation output	GWh p.a.	4,963.7	4,998.5	5,703.5
Capacity factor	%	83.9%	83.9%	80.6%
Revenue	$m p.a.			
Contracted		54.2	60.0	70.2
Hedged		119.1	150.0	150.0
Unhedged pool		41.9	52.9	52.9
Other		6.4	7.0	7.0
		221.6	**269.9**	**280.1**
Average pricing	$/MWh p.a.			
Generation revenue		43.35	52.57	47.88
Total revenue		43.65	53.97	49.10
EBITDA	$m p.a.	**94.1**	**103.3**	**109.4**
Depreciation and amortisation	$m p.a.	**24.2**	**24.4**	**24.9**
Capital expenditure	$m p.a.			
Maintenance		7.5	3.1	3.9
Construction		190.9	83.4	83.4

Note to Figure 7.12:

1 Revenue and generation metrics exclude data relating to the AlintaAGL cogeneration plants and Bell Bay Power Station. Generation metrics for BBP Alinta Assets are BBP best estimates based on BBP due diligence. Revenue for BBP Alinta Assets is based on revenue forecasts provided by Alinta.

Figure 7.13: Osborne Contract

Osborne Contract	Units	BBP BBP FY07	BBP BBP FY08
Generation			
Net capacity	MW	180	180
Generation output	GWh p.a.	1,123.3	1,129.5
Capacity factor	%	71.2%	71.4%
Revenue	$m p.a.		
Contracted		-	-
Hedged		64.1	40.0
Unhedged pool		12.8	11.4
Other[1]		46.1	44.0
		123.0	**95.4**
Average pricing	$/MWh p.a.		
Generation revenue		68.46	45.54
Total revenue		**109.49**	**84.45**

Note to Figure 7.13:

1 Other revenue includes revenue from Osborne gas contracts.

(j) Synergies and restructure costs

When combined, the existing assets of BBP and the BBP Alinta Assets will be Australia's largest gas-fired generation portfolio. Post-Implementation, BBP will have 15 power stations. This will ensure that costs and synergies can be maximised in the form of sharing of common inventories, bulk purchases from original equipment manufacturers, reduction in insurance costs and reduction in corporate overheads. A number of power stations also share common electricity and gas network infrastructure. This commonality will enable BBP to minimise operating costs across the portfolio and maximise margins in the highest value electricity regions, thus ensuring that returns to BBP Securityholders are in turn maximised.

BBP has completed an initial analysis of the likely cost structure it will incur in the integration of the BBP Alinta Assets into the existing BBP Portfolio.

Over a 12 month period, net savings in recurring corporate and procurement costs ($5.6 million in BBP FY08) are expected to occur with a move to a centralised support function. It has been assumed that the transition to a centralised support function will occur in 12 months, however, the actual speed of transition is dependent on a number of factors. The full benefits of this transition are expected to be realised in BBP FY09. Further corporate cost savings may also be achievable in the event that BBP moves to 100% ownership of AlintaAGL, however, no assessment can be made on this pre Implementation.

As part of the consortium arrangements, a reserve amounting to $23.0 million has been set aside to assist the Consortium Parties with the one-off restructuring costs that are necessary to achieve the expected recurring synergies. BBP's share of this reserve is $4.0 million which it currently expects to be sufficient. If the amount reserved is insufficient to meet the restructuring obligations, BBP will incur its share of the shortfall under an agreement with the other Consortium Parties. The BBP Directors do not expect that a shortfall would materially impact cash distributions.

There is some uncertainty associated with the forecast financial information and actual synergies and restructuring costs may deviate from these estimates.

(k) Sensitivity analysis

The BBP Directors' forecasts are based on specific assumptions about future events and actions. Potential investors should be aware that future events cannot be predicted with certainty and as a result deviations from the BBP Directors' forecast in this Booklet are to be expected.

The changes in the key variables set out in the sensitivity analysis below are not an exhaustive list of the range of variations that may be experienced over the forecast period and accordingly care should be taken in interpreting these sensitivities. The sensitivity analysis is intended as a guide only and movements in one assumption may have offsetting or compounding effects on other variables, the effects of which are not reflected in the sensitivity analysis results that are shown below.

Further, the BBP Directors would typically respond to any material adverse change in conditions by taking action they considered appropriate to minimise, to the extent possible, any adverse effect on earnings and distributions. The potential impacts of these mitigating actions are not included in the following sensitivity analysis.

(i) Interest rates

BBP finances its investments with a mix of equity and project or corporate debt provided by third party financiers. Where the debt financing is unhedged in relation to interest rates (i.e. the interest on the debt is based on floating market interest rates), an increase in market interest rates will increase the cost of debt service and could also impact the value of BBP's equity investment.

The majority of BBP's debt, being approximately 93% of the principal amount forecast to be outstanding as at 30 June 2007, is hedged by interest rate swaps consistent with the term of the debt. It is intended that the debt assumed as a result of the Scheme Proposal will also be hedged by interest rate swaps. The BBP forecast distributions will be affected by changes in interest rates as they affect unhedged debt. Figure 7.14 shows the sensitivity of the BBP forecast distributions to a 1.0% increase and decrease in interest rates.

(ii) CPI inflation

The BBP forecast distributions will be affected by changes in CPI. CPI impacts the forecast of both revenue and operating expenses, including fuel supply. Figure 7.14 shows the effect on the BBP forecast distributions of a 0.50% increase and decrease in the assumed CPI rate.

(iii) Unhedged pool revenue

BBP's revenue is derived from a combination of 'contracted', 'rolling hedges', 'unhedged pool' and 'other' categories. Revenues derived from the 'rolling hedges' and 'unhedged pool' are based upon spot electricity price assumptions and hedge price assumptions. The impact on the BBP forecast distributions of the average price received for 'rolling hedges' and 'unhedged pool' increasing or decreasing by 5% is shown in Figure 7.14.

(iv) Energy output

The BBP forecast distributions will be affected by changes to the level of assumed generation output from the Redbank, Flinders, Braemar and Bairnsdale Power Stations. Revenues from other power stations in the BBP portfolio are not materially affected by output changes as they are greatly based on capacity, not output. Figure 7.14 below shows the impact of increasing and decreasing the assumed level of generation output by 1%. For these sensitivities the gain/loss was determined at the rate of the average revenues. In practice, the gain or loss may differ from this amount depending on the contract position of the asset.

(v) Operating expenses

The BBP forecast distributions will be affected by changes in operating expenses from the levels forecast. Figure 7.14 shows the effect on the BBP forecast distributions of a 5% increase and decrease in operating costs. For this sensitivity analysis, operating expenses include labour costs, insurance, consumables, routine maintenance and fuel costs.

Figure 7.14: BBP sensitivities

BBP FY08 forecast	Net cash flow available for distribution
Base case ($ millions)	183.1
Interest +100bps	-0.7%
Interest -100bps	+0.7%
CPI +50 bps	+0.8%
CPI -50 bps	-0.9%
Pool price +5%	+5.4%
Pool price -5%	-5.4%
Energy output +1%	+1.5%
Energy output -1%	-1.5%
Opex +5%	-8.6%
Opex -5%	+8.6%
Capital expenditure – maintenance +10%	-1.2%
Capital expenditure – maintenance -10%	+1.2%
Incentive management fee – 1% overperformance[1]	-1.3%

Notes to Figure 7.14.

1 Incentive management fee

At the end of each calendar year, BBPM may be entitled to receive an incentive management fee as described in section 7.11(c). This would be equal to 20% of the amount (if any) of the excess percentage return of the BBP Stapled Securities over the S&P/ASX200 Accumulation Index for the preceding year multiplied by BBP's market capitalisation as at the last trading day of the relevant year.

The BBP Directors' forecasts as set in Figures 7.6 and 7.8 do not include an incentive management fee. Each January the incentive management fee will be calculated based on market values.

The above calculation is based on 359 million BBP Stapled Securities (being the existing BBP Stapled Securities and assuming a 1% overperformance in BBP Stapled Securities over the S&P/ASX200 Accumulation Index). For the purposes of this calculation, the Acquisition Securities (being the additional BBP Stapled Securities issued as a result of the Scheme Proposal) have not been included as it has been assumed that no overperformance of the index occurs in relation to the Acquisition Securities.

On 7 June 2007 in a release to ASX, BBP provided clarification on the incentive management fee position for the period ending 31 December 2007. Due to the transformational nature of the Scheme Proposal, BBP and BBPM have agreed that the calculation of the incentive management fee for the period ending 31 December 2007 will be adjusted so that BBPM is not paid all of the potential incentive management fee that may otherwise be payable in connection with the Acquisition Securities. BBPM will not be entitled, under any circumstances, to an incentive management fee which is higher than it would have been under the original formula. The incentive management fee for the period ending 31 December 2007 will be calculated as follows:

(i) an incentive management fee in relation to securities issued at the IPO will be calculated in respect of the period from their allotment on 11 December 2006 to 31 December 2007 in accordance with the BBPL Management Agreement. The IPO issue price and 20 day VWAP prior to 31 December 2007 will be used for the purpose of this calculation in accordance with the BBPL Management Agreement; plus

(ii) an incentive management fee in relation to the Acquisition Securities will be calculated in respect of the period from their allotment (likely to be late August 2007) to 31 December 2007. The issue price of the Acquisition Securities and the 20 day VWAP prior to 31 December 2007 will be used for the purpose of this calculation. There will be no carry forward of any deficit to the extent the calculation of the incentive management fee in relation to the Acquisition Securities results in a shortfall between the BBP Stapled Security Return and the benchmark return. These terms are explained in section 7.11(c).

2 AlintaAGL

The full impact of selling the 67% interest in AlintaAGL or the impact of purchasing the outstanding 33% interest cannot be fully determined due to the inherent uncertainty of the future sale/purchase price on borrowings, goodwill and intangibles amortisation.

Further, due to a confidentiality agreement in place between Alinta and AGL Energy, sufficient details necessary to perform a sensitivity assessment have not been provided to the BBP Directors. All financial information incorporating any values associated with AlintaAGL was provided in aggregate with information on other Alinta assets.

(l) BBP pro forma balance sheet

The actual balance sheet of BBP as at 31 December 2006, the pro forma balance sheet of the BBP Alinta Assets as at 31 December 2006 and associated funding are set out in Figure 7.15.

Details of the pro forma adjustments are noted in this section 7.9(l).

Figure 7.15: BBP pro forma balance sheet

$ in millions	Reviewed actual BBP as at 31 December 2006	Acquired BBP Alinta Assets[1,2]	Funding	Pro forma BBP as at 31 December 2006
Cash	291.6	138.6		430.2
Receivables	64.7	203.7		268.4
Inventories	31.5	6.7		38.2
Other assets	4.5	3.8		8.3
Total current assets	**392.3**	**352.8**		**745.1**
Non-current assets				
Cash held on restricted deposit	34.6	-		34.6
Receivables	13.6	102.3		115.9
Derivative financial instruments	197.9	-		197.9
Equity accounted investments	71.7	-		71.7
Property, plant and equipment	1,483.9	833.0		2,316.9
Goodwill and intangibles	227.3	294.2	1,554.9	2,076.4
Deferred tax asset	127.4	-		127.4
Other assets	58.5	-		58.5
Total non-current assets	**2,214.9**	**1,229.5**	**1,554.9**	**4,999.3**
Total assets	**2,607.2**	**1,582.3**	**1,554.9**	**5,744.4**
Current liabilities				
Payables	54.5	168.8		223.3
Interest bearing liabilities	54.5	21.8		76.3
Income tax payable	1.8	-		1.8
Provisions	10.0	10.1		20.1
Total current liabilities	**120.8**	**200.7**		**321.5**
Non-current liabilities				
Retirement benefits	22.7	-		22.7
Interest bearing liabilities	1,130.0	1,081.5[3]	644.2[3]	2,855.7
Provisions	160.4	11.9		172.3
Deferred tax liabilities	260.5	64.7[4]		325.2
Other	-	2.6		2.6
Total non-current liabilities	**1,573.6**	**1,160.7**	**644.2**	**3,378.5**
Total liabilities	**1,694.4**	**1,361.4**	**644.2**	**3,700.0**
Net assets	**912.8**	**220.9[5]**	**910.7[5]**	**2,044.4**

Notes to Figure 7.15:

1 The Alinta assets and liabilities have been recognised based on information provided by Alinta (refer to section 11 – Figure 11.5). A fair value assessment will not be finalised prior to the issue of this Booklet. Any change in the value of assets or liabilities will be matched by a corresponding adjustment to intangible assets. In addition the allocation between goodwill and identifiable intangible asset will occur following implementation. The impact of the allocation and the finalisation of the fair values could lead to changes in the depreciation and amortisation charge in the income statement. This non-cash charge will not impact BBP cash flows or distributions. The value of the consideration paid will also change depending upon the final VWAP calculation (which in turn will affect intangibles).
In respect of the purchase of the 33% AlintaAGL business, the BBP Directors have not included an assessment of the potential acquisition value of this shareholding or included it in the pro forma balance sheet. The BBP Directors have no knowledge of AGL Energy's strategic position or intentions regarding AlintaAGL and therefore the purchase price value of this business is subject to change.

2 The pro forma balance sheets assume only the initial purchase of the 67% interest in AlintaAGL retail and the cogeneration assets consistent with the interests owned by Alinta at 31 December 2006. These assets are the subject of the Russian roulette clause which is detailed in section 7.6(d). BBP has not been supplied with AlintaAGL specific or discrete information and therefore no assessment has been made of the minority interest associated with this business.

3 The majority of external debt relating to the BBP Alinta Assets is contained in a separate legal entity outside of the entities acquired by BBP. As a result the existing Alinta external debt has been apportioned on an agreed illustrative share (approximating the external debt requirements of the acquired assets) between Consortium Parties. It is the intention of BBP to refinance the Alinta debt. The debt in the column headed "Funding" is the forecast acquisition debt provided by BBP to the Consortium.

4 The net amount of $64.7 million is based on the Alinta supplied balance sheet (refer to Figure 11.5) which shows a negative "Other assets" of $86.3 million and a negative "Deferred tax liabilities" of $21.6 million. These items relate to deferred tax balances.

5 Represents the issue of 334,955,109 BBP Stapled Securities at an assumed issue price of $3.44 per BBP Stapled Security being the price at 11.00am on 8 May 2007. The final price which will be used to value the BBP Stapled Securities will be calculated based on the VWAP of the BBP Stapled Securities over the 5 Business Days immediately following the Meeting Date. Any change in the value of the consideration paid by BBP for the BBP Alinta Assets will result in a corresponding adjustment to intangible assets. This provides an equity value of $1,131 million. For the purpose of the elimination, this equity is shown as a combination of existing Alinta equity and funding equity. In practice, the existing Alinta net assets would be eliminated on consolidation and replaced by the BBP equity issued.

(m) Commentary on prospects

BBP is currently operating in a favourable trading environment. Demand for electricity is expected to continue to rise in all states and the oversupply of generation capacity built up during the 1980s and 1990s has been exhausted. By 2015, it is expected that an additional 8,000MW[61] of generation capacity needs to be added to the current total installed capacity of approximately 45,000MW[62]. BBP estimates that this growth in generation capacity will require $10–12 billion of new capital investment. It is expected that forward electricity prices in the medium term will be maintained at or above the long run marginal cost of electricity production in order to encourage the high levels of capital investment required to meet demand.

(i) Power generation investment opportunities

Through its relationship with B&B, BBP has secured access to a number of quality greenfield developments which match BBP's investment criteria. For instance BBP is currently evaluating the opportunity to invest in the 640MW Uranquinty Power Station development in New South Wales. Other proposals include developments in Queensland, New South Wales, Victoria, South Australia and Western Australia.

Via the Scheme Proposal, BBP is expected to acquire the proposed 380MW Tamar Valley gas-fired power station in Tasmania upon completion of its development. Further, under the AlintaAGL joint venture, new cogeneration power station opportunities in Western Australia may also be acquired.

(ii) New business opportunities

Through the Scheme Proposal, BBP has the opportunity to secure 100% of AlintaAGL, the energy retailing arm of Alinta, which includes approximately 570,000 gas customers and over 1,500 wholesale electricity customers. This presents BBP with an opportunity to immediately own a sizeable retail business with a well established brand name and a scalable operating platform.

(iii) Refinancing opportunity

The aggregate debt of BBP after implementation will be approximately $2.9 billion. Of this, $2.6 billion has the potential to be refinanced. Existing debt has primarily been raised at the project level rather than at the portfolio level. In conjunction with B&B, BBP has commenced a comprehensive review of its existing debt financing arrangements with the view to carrying out a "portfolio refinancing" of its power generation portfolio in the next 12 months. This is expected to deliver substantial value to BBP Stapled Securityholders by lowering BBP's cost of capital through lower pricing, longer amortisation profiles and improved financing terms.

Notes:

61 Source: NEMMCO: 2006 Statement of Opportunities.

62 Source: esaa: Energy Australia 2006.

7.10 Board and senior management

(a) BBP Boards of directors

Figure 7.16: BBP Directors

Director	BBPL	BBPS	Biography
Peter Hofbauer (Chairman of BBPL and BBPS – B&B executive)	X	X	Peter Hofbauer is the Global Head of B&B's Infrastructure business unit. He joined B&B in 1989 and has worked in both the Sydney and London offices. He is also a director of Babcock & Brown Infrastructure (BBIL and of the Responsible Entity of BBIT) as well as Chairman of Babcock & Brown Wind Partners (BBWPL, BBWPB and of the Responsible Entity of BBWPT).
Warren Murphy (B&B executive)	X	X	Warren Murphy is Head of Australian Energy in the Infrastructure business unit at B&B. Warren joined B&B in 1997 and is based in the Sydney office. He is also a director of Babcock & Brown Wind Partners (BBWPL, BBWPB and of the Responsible Entity of BBWPT).
John Fletcher (Independent Director)	X	X	John Fletcher is currently a director of Integral Energy Australia based in Sydney. Recent experience includes Board positions with Foodland Associated Limited, The Australian Pipeline Trust and NGC Limited of New Zealand. He has held a number of executive roles at The Australian Gas Light Company including that of CFO and he has extensive experience of the energy industry.
Len Gill (Independent Director)	X	X	Len Gill has extensive knowledge and over 28 years experience in the Australian energy industry. Len is the former Chief Executive Officer of TXU Australia (now TRUenergy). Prior to his appointment as CEO, Len headed TXU's wholesale energy division for five years, which included general management responsibility for power generation and gas storage assets. Len is also a former non-executive director of Verve Energy.
Peter Kinsey (Lead Independent Director)	X	X	Peter Kinsey is Regional Legal & Compliance Manager South Asia for the global ABB Limited Group and a director of ABB Australia Pty Limited and ABB Limited (New Zealand). Peter has been a corporate lawyer for over 25 years in a number of major corporations.

(b) BBP senior management

The following key senior management personnel (employed by B&B) have been seconded to BBPM to provide management services to BBP under the BBP Management Agreements.

Further details of the management arrangements that exist between B&B and BBP are set out in section 7.14(b) and details of B&B's relationship with the B&B Funds are set out in section 9.

Figure 7.17: Senior management personnel

Senior executive	Biography
Dr Paul Simshauser (CEO)	Paul joined B&B in 2006. Prior to his appointment, Paul was the Chief Executive Officer of NewGen Power and was responsible for managing the operations of Braemar and Kwinana. Before joining NewGen Power, Paul was General Manager – Marketing & Trading at Stanwell Corporation following a range of positions in corporate finance within the electricity supply industry in Queensland.
Brian Green (COO)	Brian joined B&B in 2006. Prior to his appointment Brian was General Manager of Operations for NRG Australia and had responsibility for providing oversight and management of NRG's plant operations in Australia. Previously, Brian was the General Manager of Gladstone Power Station.
James Brown (CFO)	James joined B&B in 2006. He has extensive experience as a senior finance manager in listed and multinational companies and has taken leadership roles in negotiating and implementing acquisitions and business reorganisations. Prior to joining B&B, James was Chief Financial Officer at Foodland Associated Limited. Previously, James was employed as Chief Financial Officer at GE Commercial. He has also worked in finance roles at Colonial Limited and National Australia Bank.

7.11 Fee arrangements

Subsidiaries of B&B are the Manager of BBP and the Responsible Entity of BBPT. BBP pays the following fees to B&B for undertaking those roles and providing the other services set out below.

You should read all the information about fees and costs because it is important to understand their impact on an investment in BBP. Small differences in both investment performance and fees and costs can have a substantial impact on your long-term returns.

You will not be charged an establishment fee, contribution fee, withdrawal fee, termination fee or investment switching fee in connection with your investment in BBP.

(a) Responsible entity fee

BBPS is entitled under the constitution of BBPT to a management fee of 2.0% per annum of the value of the gross assets of BBPT.

BBPS has waived its right to receive the percentage fee in return for the payment of a fee of $550,000 per annum, increased (but not decreased) for CPI (Responsible Entity fee). For so long as the BBPS Management Agreement remains in place and until BBPS gives three months notice to ASX, BBPS will continue to waive its rights to full payment of its Responsible Entity fee. The Responsible Entity fee is payable to BBPS quarterly in arrears.

BBPS may increase its fees from time to time to reflect any increase in its overheads as Responsible Entity of BBPT and at least 30 days' notice of any such increase would be given as required by law and disclosed to ASX.

Subject to the Corporations Act, BBPS is also entitled to be reimbursed from the assets of BBPT for any expenses it incurs in the proper performance of its duties in respect of BBPT.

(b) Base management fee

BBPM is entitled to receive base fees for services provided under the BBP Management Agreements. The aggregate fees are equal to 1.0% of BBP's Net Investment Value (NIV) (as defined in Figure 7.18), which is split between BBPL (0.8%) and BBPT (0.2%) under the BBP Management Agreements less, in the case of BBPT only, the responsible entity fee. The base fees are payable to BBPM quarterly in arrears

Set out in Figure 7.18 is a hypothetical example of the manner in which the base fee payable to BBPM for managing BBP will be calculated. This example is provided for illustrative purposes only and does not purport to represent the likely fees payable nor the likely price of a BBP Stapled Security or relevant indices. The example is based on an approximate number of BBP Stapled Securities post-Implementation of the Share Scheme Proposal and assumes a price of a BBP Stapled Security equal to the closing price as at 27 June 2007.

Figure 7.18: Base management fee calculation

Days in quarter	90
Relevant quarter	Quarter to 31 December 2007
NIV (for the quarter)	
average market capitalisation of BBP	$2,352,660,000[63]
plus the sum of any external debt of BBP and its investee entities as at the last trading date of the relevant quarter (but excluding project debt or any project letter of credit or project bank guarantee of investee entities)	$0
plus the sum of firm commitments to future investments of BBP and its investee entities as at the last trading day of the relevant quarter	$0
less the sum of uncommitted cash balances of BBP and its investee entities as at the last trading day of the relevant quarter (but not including working capital and other operating cash balances and project cash balances of investee entities)	$0
less the aggregate book value of any BBP assets which are not managed by BBPM or a related entity of BBPM	$0
NIV (for the quarter)	**$2,352,660,000**

Hypothetical base fees (for the quarter)
= (1.0% x $2,352,660,000 x 90/365) – $135,616 (being the quarterly component of the responsible entity fee payable to BBPS)
= $5,665,463

Hypothetical estimated annual base fee payable to BBPM
= $22,976,600

For the purposes of calculating the amount of each investee entity's external debt, firm commitments to future investments or uncommitted cash balance (as the case may be), the absolute amount will be reduced (if applicable) on a pro rata basis to reflect BBP's proportional interest in the investee entity.

BBPM may also be entitled to further fees for services it provides to BBPL or BBPS which are beyond the normal scope of its services under the BBP Management Agreements. Such fees will be at market rates for the respective services.

(c) Incentive management fee

BBPM may be entitled at the end of each calendar year (ending 31 December) to receive an incentive management fee of up to 20% of the amount of the excess (if any) of the BBP Stapled Security Return over the Benchmark Return for that year. An incentive management fee (I) for a particular calendar year will only be payable where the BBP Stapled Security Return is greater than the Benchmark Return for that year and the following formula for the calculation of the incentive management fee results in a positive number:

$$I = 20\% \times (SSR - BR + D)$$

where:

SSR is the BBP Stapled Security Return for that year;

BR is the Benchmark Return for that year; and

D is any carried forward deficit (expressed as a negative number) calculated as being equal to the lower of:

> zero; and

> the sum of the BBP Stapled Security Return minus the Benchmark Return for each of the prior years since the previous incentive management fee (if any) was paid, but limited to not more than the three prior years immediately preceding the relevant year.

Note:
63 Average market capitalisation assumes an average number of securities of 694 million at an average price of $3.39 per BBP Stapled Security

The BBP Stapled Security Return is calculated as the movement in the BBP Stapled Security Accumulation Index over that calendar year multiplied by BBP's market capitalisation at the end of the year. The BBP Stapled Security Accumulation Index will be formulated by BBPM to measure the change in value of BBP Stapled Securities (assuming that BBP Distributions are reinvested in BBP Stapled Securities).

The Benchmark Return is calculated as being equal to the movement in the Benchmark Index over that calendar year multiplied by BBP's market capitalisation at the end of the year. The Benchmark Index is the S&P/ASX200 Accumulation Index.

The calculation of the movement in the BBP Stapled Securities Accumulation Index and the Benchmark Index respectively over the calendar year will be calculated using trading data over the last 20 trading days in each relevant year.

The carrying forward for up to three years (as above) of any shortfall between the BBP Stapled Security Return and the Benchmark Return in a given year will continue on a rolling basis.

The first calculation of the incentive management fee will be made in respect of the period from 11 December 2006 when BBP was listed on ASX to 31 December 2007. In this case, the calculation of the movement in the BBP Stapled Securities Accumulation Index will be calculated by reference to the initial public offer Offer Price ($2.50) and the total number of BBP Stapled Securities on issue immediately following the initial public offer (359,290,000), and the calculation of the movement in the Benchmark Index will be calculated by reference to the last 20 trading days prior to 11 December 2006.

Due to the transformational nature of the proposed Alinta transaction the Manager has agreed with BBP that the calculation of the total incentive management fee at 31 December 2007 will be adjusted as follows:

(i) an incentive management fee in relation to securities issued at IPO will be calculated in respect of the period from allotment date on 11 December 2006 to 31 December 2007. The IPO issue price and 20 day VWAP prior to 31 December 2007 will be used for the purpose of this calculation consistent with the provisions of the BBPL Management Agreement; and
(ii) an incentive management fee in relation to the tranche of securities issued as part of the Alinta transaction will be calculated in respect of the period from their allotment (likely to be late August 2007) to 31 December 2007. The Scheme issue price and 20 day VWAP prior to 31 December 2007 will be used for the purpose of this calculation. There will be no carry forward of any deficit to the extent the calculation of the incentive management fee in relation to this tranche of securities results in a shortfall between the BBP Stapled Security Return and the Benchmark Return.

The incentive management fee is payable to BBPM yearly in arrears from the assets of BBPL or, subject to the Corporations Act and the Listing Rules, up to 60% may be paid in BBP Stapled Securities to reinforce alignment between securityholders and the Manager.

Figure 7.19 details hypothetical examples of the manner in which the incentive management fee payable to BBPM for managing BBP will be calculated (in this example calculated hypothetically as at the end of the calendar year ended 31 December 2007). These examples are provided for illustrative purposes only and reflect an outperformance of 10% relative to the benchmark and an underperformance of 10% relative to the benchmark. The examples do not purport to represent the likely fees (if any) payable nor the likely price of a BBP Stapled Security or relevant indices.

Figure 7.19: Incentive management fee calculation

	Assumptions	Example 1	Example 2
	Relevant period: Calendar year to 31 December 2007		
A	Average market capitalisation over the last 20 trading days of the relevant period	$2,352,660,000[64]	$2,352,660,000[65]
B	Average closing BBP Stapled Security Accumulation Index over the last 20 trading days of the year prior to the relevant period	100	100
C	Average closing BBP Stapled Security Accumulation Index over the last 20 trading days of the relevant period	110	130
D	Average closing Benchmark Index over the last 20 trading days of the year prior to the relevant period	100	100
E	Average closing Benchmark Index over the last 20 trading days of the relevant period	120	120
	Stapled Security Return (SSR) for the relevant period	= A x (C–B)/B = $2,352,660,000 x (110–100)/100 **= $235,266,000**	= A x (C–B)/B = $2,352,660,000 x (130–100)/100 **= $705,798,000**
	Benchmark Return (BR) for the relevant period	= A x (E–D)/D = $2,352,660,000 x (120–100)/100 **= $470,532,000**	= A x (E–D)/D = $2,352,660,000 x (120–100)/100 **= $470,532,000**
	Above Benchmark Return for the relevant period	= SSR – BR = $235,266,000 – $470,532,000 **= –$235,266,000**	= SSR – BR = $705,798,000 – $470,532,000 **= $235,266,000**
	Incentive management fee for the relevant period[66]	= 20% x (SSR – BR + Deficit) = 20% x (–$235,266,000 + 0) **= $0 (since negative result)**	= 20% x (SSR – BR + Deficit) = 20% x ($235,266,000 + 0) **= $47,053,200**
	Deficit to be carried forward to next financial year	= –$47,053,200	= $0

Notes:

64 Hypothetical average market capitalisation as at 31 December 2007 assumes an average of 694 million BBP Stapled Securities on issue at $3.39 per BBP Stapled Security.

65 See footnote above.

66 For the purpose of the hypothetical examples of the incentive management fee outlined above, it has been assumed that there is no carried forward deficit.

(d) Manager expense amount

The manager expense amount represents an agreed estimate of certain expenses incurred by BBPM in acting as the manager of BBP. BBPM will be paid a manager expense amount of $6.2 million in the first year, paid pro-rata from 11 December 2006 to 30 June 2007. This base amount increases to $6.6 million for FY08 and $7.0 million for FY09. The base amount is subject to annual CPI increases and periodic increases approved by the relevant BBP Board to reflect increased actual or estimated expenses. In addition, BBPM is entitled to be reimbursed for various out of pocket expenses.

(e) Other fees that may be payable to B&B

The following fees may be incurred by BBP, however, B&B has waived its right to receive any financial advisory fees or origination and disposal fees in relation to the acquisition of the BBP Alinta Assets.

(i) Break fees – one-third of the net value of any break, termination or similar fees received by BBP in connection with an investment or proposed investment will be paid to BBPM at the relevant time from the fees received by the relevant BBP entity.

(ii) Financial advisory fees – B&B has entered into an Exclusive Financial Advisory Agreement with BBP. The fees for these services are negotiated at the time on reasonable market terms. More details about the Exclusive Financial Advisory Agreement are set out in section 9.3.

(iii) Origination and disposal fees – Fees are payable under the BBP Management Agreements for services provided or procured by BBPM in relation to the origination and disposal of assets. These fees have been agreed between BBP and BBPM having regard to arm's length market fees for similar services in the Australian market. These fees will be reviewed regularly by the independent directors of BBP and by BBPM.

Such fees are payable in relation to services in respect of a particular acquisition or disposal transaction based on a sliding scale that also includes provision for adjustment to reflect the complexity of the transaction and includes a performance component payable solely at the discretion of the independent directors of BBP. A minimum fee of approximately 1.5% of the investment value of the relevant asset is currently payable for these services and this fee can increase to approximately 4.5% (inclusive of the discretionary performance component) of investment value having regard to the size and complexity of the transaction. The maximum fee percentage payable only applies to smaller transactions with a high level of complexity. Larger, less complex transactions will have a lower fee percentage. As indicated above, a portion of this fee is at the discretion of the independent directors of BBP having regard to the performance of BBPM.

Investment value means the capital invested by BBP plus the proportion of the debt financing for the investment which is represented by BBP's investment.

(iv) Asset management fees – BBPAM is only entitled to be paid a fee under an Asset Management Agreement if the BBPL Management Agreement is terminated or base management fees and incentive management fees are no longer payable under the BBPL Management Agreement. In these circumstances, the fee payable to BBPAM is a base fee of 0.8% per annum of the relevant BBP asset's net investment value, to be paid quarterly in arrears and BBPAM is entitled to an amount per annum in respect of expenses. There is no incentive management fee payable.

(f) Example of annual fees and costs for an investment in BBP

Figure 7.20 gives an example of the fees and costs attributable to a $50,000 investment in BBP over a one year period:

Figure 7.20: Example of annual fees and costs

Example of annual fees and costs in BBP		Balance of $50,000
Contribution fees	Nil	Not applicable
PLUS management costs[67]	Approximately 1.55%[68] for the twelve months ending 31 December 2007	The management costs attributable to a $50,000 investment in BBP for one year are approximately $770[69]
EQUALS cost of fund		The fees and costs attributable to a $50,000 investment in BBP for one year are approximately $776[70]

Notes:

67 This includes the responsible entity fee, the base management fee, the incentive management fee, the manager expense amount and the fee payable to the custodian. This does not include any financial advisory or origination or disposal fees.

68 Assumes, for illustrative purposes only, a 1% out performance in relation to the calculation of the incentive management fee.

69 Note that these fees and costs are not deducted from distributions you receive from BBP. These fees and costs are paid by BBP before distributions are paid to security holders.

70 See footnote above.

7.12 Risk factors associated with an investment in BBP

An investment in BBP involves risks that are specifically associated with power assets, those specifically associated with BBP and those specifically associated with particular assets of BBP. The key risks of this type are outlined in this section 7.12.

In addition, an investment in BBP involves general risks which relate to all investments in infrastructure assets and to any investment. The key general risks are outlined in more detail in section 12.5.

This section and section 12.5 describe the key risks of an investment in BBP considered applicable by the BBP Directors based on their assessment of the probability of the risk occurring and its expected impact if it were to occur.

It is not an exhaustive list of all possible risks associated with an investment in BBP and there is no guarantee that other risks will not also occur or, if the risks do occur, that their impact will be as described.

The risks set out in this section and in section 12.5, as well as other risks not referred to, could materially affect the financial and operating performance of BBP and the value of an investment in BBP. Some of these risks can be mitigated by appropriate action, safeguards and procedures but many cannot be mitigated effectively.

(a) Market price of electricity is volatile

Volatility in market prices of electricity could adversely affect BBP's revenues.

Although most of the assets in the BBP Portfolio have contracted offtake arrangements (for example power purchase agreements or hedges) which seek to mitigate much of that market risk, some contracts do not cover all of the respective asset's revenue, have limited durations or will either have to be renewed or will terminate at the end of their tenures.

For those assets which do not have contracted offtake arrangements (in particular, Braemar, Flinders and Bairnsdale), revenues will be particularly dependent on the prevailing NEM pool and contract prices.

(b) Plant and equipment availability and performance

The ability of BBP to generate revenue through its power generation assets is dependent on the availability and performance of its power generation plant and equipment. In particular disruption to generation can occur through the following:

- mechanical failure which could arise from a number of factors including ageing, poor maintenance, technological obsolescence or failure to integrate new design with existing plant;
- failure or shortage in fuel supply (including gas and coal);
- failure or shortage in water supply required for operation and power augmentation (in particular, droughts can cause curtailment in water supply despite water licences being in place); and
- low levels of demand resulting in reduced plant utilisation can also lead to increased wear and tear on plant and equipment.

Additionally, the risk of disruption to generation may have a more material adverse impact on BBP's revenues when the disruption occurs at peak times when the price of electricity is high. This may expose BBP to significant claims or payments under power purchase or hedge agreements at a time when it is not receiving revenue from the sale of electricity.

(c) Carbon risk

The Prime Ministerial Task Group on Emissions Trading has recommended that the Australian Government introduce a national greenhouse gases emissions trading scheme. The task group recommended a free allocation of permits as compensation to existing businesses identified as likely to suffer a disproportionate loss of value during the introduction of a carbon price. However, there is a risk that a future emissions trading scheme may not provide for an allocation of free permits or that any actual allocation may not fully compensate certain assets or businesses for their actual loss of value. This may adversely affect BBP's coal plants and, in particular, Playford Power Station.

(d) The security price may fall when BBP Stapled Securities are released from escrow

As noted in section 7.14(d), B&B has voluntarily agreed to escrow 36 million BBP Stapled Securities held by the B&B group until 11 December 2007. In addition, approximately 32.2 million BBP Stapled Securities are subject to an extended voluntary escrow period ending on 11 December 2007 making a total of approximately 68.2 million BBP Stapled Securities being released from escrow on that date.

A further 9.8 million BBP Stapled Securities held by B&B employees or affiliates are subject to securities trading policies which restrict their ability in the short term to sell those securities after the initial voluntary escrow period expires on 11 June 2007. If those securityholders who are subject to escrow restrictions choose to sell a large number of their escrow BBP Stapled Securities when the respective escrow periods come to an end, the trading price of the BBP Stapled Securities may be adversely affected at those times.

B&B has indicated that it has no current intention to dispose of any BBP Stapled Securities at the end of the escrow period. This is consistent with its philosophy of long-term co-investment in its specialised funds and asset management platform. As mentioned in section 4.3(g), B&B intends to elect to receive the Maximum Securities Alternative in respect of its Alinta Shares. As a consequence of this election, the number of BBP Stapled Securities held by B&B will increase.

(e) AlintaAGL

If BBP retains AlintaAGL then the following risks will also arise:

(i) Full retail contestability in the Western Australian gas market applied practically from 31 May 2004; and contestability for all electricity customers consuming in excess of 50MWh per annum was introduced on 1 January 2005.

(ii) There is a risk that as Synergy (and to a lesser extent, Verve Energy) is fully able to compete in the gas market and the number of contestable customers Synergy has access to increases, the total number of gas customers serviced by AlintaAGL may reduce. This risk may be mitigated if AlintaAGL increases the number of electricity customers it supplies and/or this market also becomes fully contestable on the same timetable. In addition, existing contractual arrangements with customers will minimise the short-term impact of customer churn in gas customers to further mitigate the risk.

(iii) The wholesale electricity market in Western Australia and the related bilateral contract market have been in operation since 21 September 2006. Due to the relatively new nature of the market there is a risk that it may operate in a manner different from that originally anticipated which may affect the expected returns to AlintaAGL.

In addition to these risks, the gas supply risks discussed in section 12.5(b) are also relevant to AlintaAGL's gas and electricity businesses and the construction risks discussed in section 12.5(h) are relevant to the construction of the Wagerup generating units.

(f) Wesfarmers LPG Business

An increase in the US$/A$ foreign exchange rate, or a decrease in the US$ Saudi Contract Price (the globally accepted price measurement for LPG) or the LPG content of gas transported in the DBNGP may have a material adverse impact on the financial performance of the Wesfarmers LPG business.

(g) Tamar Valley Power Station Project

In order for the Tamar Valley Power Station Project to proceed, the gas supply agreement entered into by AETATM needed to become unconditional.

However, as discussed at section 7.7(a)(iii)(E), on 26 June 2007 the gas supply agreement lapsed. Notwithstanding this situation, a decision has been made to proceed with the acquisition of the Bell Bay Power Station.

Unless alternative sources of gas are contracted and project agreements are restructured where appropriate, there is a prospect that the other aspects of the Tamar Valley Power Station Project may not proceed. Expenditure incurred to date may need to be written off if the Project does not proceed. In addition, BBP may be exposed to NEM merchant risk for the Bell Bay Power Station units rather than long-term hedge agreements.

7.13 Governance and other board matters

Section 9.4 contains a detailed description of the governance and board matters relevant to BBP.

7.14 Additional Information

(a) Rights attaching to BBP Stapled Securities

BBP Stapled Securities issued pursuant to the Scheme Proposal will from their date of issue rank equally with the existing BBP Stapled Securities on issue (provided that they will not rank for the distribution for the half-year to 30 June 2007). The rights attaching to BBP Stapled Securities are detailed in the constitutions of BBPT and BBPL.

The key rights attaching to BBP Stapled Securities are summarised below. Rights attaching to BBP Stapled Securities may also arise under the Corporations Act, other laws and the Listing Rules. Those rights are not covered in this summary except where expressly indicated.

(i) Voting

At a general meeting of BBPL or BBPT, BBP Stapled Securityholders present in person or by proxy, attorney or representative have one vote on a show of hands and, in the case of BBPL, one vote on a poll for each fully paid share held in BBPL (with proportional voting rights for partly paid shares) and, in the case of BBPT, one vote for each Australian dollar of the paid up value of units held in BBPT. Voting on a special resolution of BBPT must be decided on a poll, otherwise, voting on resolutions of BBPL or BBPT is by a show of hands unless a poll is demanded.

(ii) BBP Distributions

BBP Distributions may be comprised of dividends payable by BBPL and distributions payable out of BBPT.

In respect of dividends payable by BBPL, the directors of BBPL may pay any interim or final distributions as, in their judgment, the financial position of BBPL justifies.

In respect of distributions payable out of BBPT, BBP Stapled Securityholders are entitled to receive their pro rata entitlement (by reference to the number of units held as a proportion of the total number of all units in BBPT) to the distributable income of BBPT for the relevant distribution period.

(iii) Issue of further BBP Stapled Securities

Subject to certain restrictions, BBP may issue, grant options in respect of, or otherwise dispose of BBP Stapled Securities. Any issue of new shares in BBPL must be matched by a corresponding issue of new units in BBPT which are stapled to those shares in BBPL. The same applies for any issue of new units in BBPT.

(iv) Transfer of BBP Stapled Securities

BBP Stapled Securityholders may transfer BBP Stapled Securities in accordance with the constitutions of BBPT and BBPL. A transfer of a share in BBPL will only be in registrable form if it relates to, or is accompanied by, a transfer of a corresponding unit in BBPT to which the share in BBPL is stapled in favour of the same transferee. The same applies for any transfer of units in BBPT.

BBP may refuse to register a transfer of BBP Stapled Securities including, where the transfer is not in registrable form or where such a refusal is permitted by the Listing Rules or ASX. Subject to the Listing Rules and ASTC Settlement Rules, while BBP is a listed entity, the BBP Directors may suspend the registration of a transfer at such times and for such periods as deemed fit.

(v) General meetings and notice

Each BBP Stapled Securityholder is entitled to receive notice of, and, except in certain circumstances, attend and vote at general meetings of BBPL and BBPT and to receive all notices, accounts and other documents required to be sent to BBP Stapled Securityholders under the constitutions of BBPL and BBPT or the Corporations Act.

(vi) Winding up or termination

BBP Stapled Securityholders are entitled on a winding up of BBPL or a termination of BBPT to receive a share in any surplus assets of BBPL in proportion to the BBP Stapled Securities held by them (subject to any special resolution or rights or restrictions attaching to any class or classes of shares) and a proportionate share of BBPT assets (after BBPS has deducted its remuneration and costs and subject to any special rights or restrictions attached to any unit in BBPT or the direction in writing of all BBP Stapled Securityholders).

(vii) BBP Stapled Securityholder's liability

A BBP Stapled Securityholder's liability is limited under the constitutions of BBPT and BBPL to the amount paid (or payable, in the case of partly paid BBP Stapled Securities). However, actual and prospective BBP Stapled Securityholders should note that the courts have not finally determined the extent of liability of unitholders in unit trusts.

(b) Management arrangements

(i) BBP management arrangements

BBPM, a subsidiary of B&B, is the Manager of BBP under 25-year Management Agreements with BBPL (**BBPL Management Agreement**) and BBPS (**BBPS Management Agreement**) (BBPL Management Agreement and BBPS Management Agreement collectively referred to as the **BBP Management Agreements**). The BBP Management Agreements are due to expire in December 2031.

Under the terms of the BBP Management Agreements, BBPM makes recommendations to BBPL and BBPS in respect of current and prospective investments and provides management services to BBPL and BBPS in its capacity as Responsible Entity for BBPT.

The key roles undertaken by BBPM include:

(A) investing and managing the asset portfolio;
(B) providing investment, consultation, advisory and management services in relation to authorised investments and the asset portfolio;
(C) identifying appropriate risk management policies and procedures in respect of the asset portfolio and reporting on the adequacy and effectiveness of those policies and procedures on a regular basis to the respective BBP Board;
(D) implementation of BBP Board decisions;
(E) performing or procuring the performance of all reasonable accounting, tax, corporate secretarial, IT, reporting and compliance services;
(F) managing investor and public relations;
(G) providing any and all services that are necessary or incidental to the above;
(H) other services to assist BBPS in performing its role as Responsible Entity; and
(I) electricity trading, hedging, despatch and settlement services.

BBPM has appropriate delegated authority from the relevant BBP entity to do all things necessary or incidental to perform its role, including to carry out investment transactions within pre-approved limits.

In performing its role, BBPM must comply with the prevailing BBP investment strategy, the Stapling Deed and any written policy and directions of the relevant BBP entity which do not contravene any law or the relevant BBP Management Agreement and are not inconsistent with the investment strategy or the Stapling Deed.

BBPM will also provide services to BBP in relation to the acquisition and disposal of authorised investments. BBPL and BBPS have only limited rights to terminate the BBP Management Agreements. A BBP Management Agreement may be terminated by BBPL or BBPS at any time where BBPM is in material breach of the relevant BBP Management Agreement and has not been able to correct the breach within 90 days, where the B&B Group ceases to hold (directly or indirectly) more than 50% of BBPM, where an insolvency event occurs in relation to BBPM (and BBPM is not replaced by a suitable B&B Group entity within 15 days) or where certain events relating to necessary licences, permits or authorisations held by BBPM occur and are not remedied within 90 days.

Under the BBP Management Agreements, BBPM is to be remunerated through payment of base fees which will be paid by BBP to BBPM. In certain circumstances, incentive fees may be payable to BBPM. Separate fees are payable to BBPM in relation to the origination and disposal of authorised investments.

BBPM will also be reimbursed by BBP for certain costs including but not limited to those relating to the BBP Management Agreements.

Under the BBP Management Agreements, BBPM is to be remunerated through payment of fees and reimbursed certain costs as described in section 7.11.

(ii) BBP asset management arrangements

In addition to the BBP Management Agreements, Babcock & Brown Power Asset Management Pty Ltd (**BBPAM**), which is a subsidiary of B&B, has entered into 25 year BBP Asset Management Agreements with each wholly owned entity that owns BBP's interests in the relevant power stations (**Owner**).

Under the terms of the BBP Asset Management Agreements, BBPAM provides asset management services to the Owners in respect of the relevant BBP assets including:
(A) management accounting and budgeting;
(B) organisational development, management reviews and audits;
(C) electricity pool bidding strategies and process engineering;
(D) environment permit compliance;
(E) spare parts planning and coordination;
(F) maintenance management consulting and outage planning;
(G) human resources support;
(H) insurance procurement and coordination;
(I) asset financing; and
(J) contract management and revenue risk management.

The Owner has agreed to indemnify BBPAM and its delegates and their officers, employees and agents against losses, liabilities, charges and expenses incurred by them in connection with the agreement except where the losses, liabilities, charges and expenses are caused by gross negligence, fraud, dishonesty or wilful breach of the BBP Asset Management Agreement.

BBPAM is entitled to be paid fees of 0.8% per annum of the relevant BBP asset's net investment value, to be paid quarterly in arrears, but only if the BBPL Management Agreement is terminated or the base fees and incentive fees are no longer payable under the BBPL Management Agreement referred to above (the **Fee Payment Condition**). BBPAM is entitled to an amount per annum in respect of certain expenses provided the Fee Payment Condition is satisfied. BBPAM is also entitled to recover certain costs paid by it on behalf of the Owner and certain taxes and fees at market rates for providing any non-designated services.

The Owner may terminate the BBP Asset Management Agreement immediately upon written notice if:

> BBPAM ceases to carry on business;
> a material breach by BBPAM of the agreement occurs and is not remedied within a 90 day period;
> BBPAM ceases to hold any licence necessary for it to lawfully perform its obligations under the agreement and BBPAM fails to rectify this within a 90 day period; or
> BBPAM is placed in liquidation.

BBPAM may terminate a BBP Asset Management Agreement by the provision of not less than 90 days written notice.

BBP intends to enter into BBP Asset Management Agreements with each of the relevant entities that own the BBP Alinta Assets.

(c) Interests of BBP Directors

Refer to section 15.22 for details on the interests of each BBP Director in relation to the Scheme Proposal.

(d) Voluntary escrow arrangements with BBP Stapled Securityholders

In connection with the initial public offer of BBP in December 2006 approximately 89 million BBP Stapled Securities held by previous investors in BBPL and the vendors of assets to BBP were escrowed until 11 June 2007. In addition 36 million BBP Stapled Securities held by B&B were escrowed until 11 December 2007. Holders of approximately 32.2 million of the BBP Stapled Securities that were due to be released from escrow on 11 June 2007 have agreed to extend their escrow until 11 December 2007.

Under its escrow arrangements, B&B is entitled to deal with its escrowed BBP Stapled Securities in order to transfer escrowed BBP Stapled Securities to a related entity of B&B or trust of which B&B is a beneficiary (provided such transferee agrees to be bound by the terms of the escrow) or to participate as a lender for the purposes of any stock or securities lending or pledge the escrowed BBP Stapled Securities as security for money borrowed by B&B (which security may be enforced by the lender without restriction under the escrow).

Under the escrow arrangement each BBP Stapled Securityholder has agreed that it will not sell, assign, transfer, encumber, create a security interest in, or otherwise dispose of, or agree to sell, assign, transfer, encumber, create a security interest in or otherwise dispose of the BBP Stapled Securities that are subject to the escrow. However, BBP Stapled Securityholders may accept a takeover bid for BBP, provided that holders of not less than 50% of the BBP Stapled Securities not subject to escrow which are then on issue have accepted the takeover bid and if the bid does not become unconditional, the escrow will continue to apply, and may participate in a scheme of arrangement or other re-organisation or acquisition of capital relating to BBP and if the scheme, reorganisation or acquisition is unsuccessful the escrow will continue to apply.



8

BABCOCK & BROWN WIND PARTNERS



8.1 Overview

Under the Share Scheme, Alinta Shareholders may receive BBW Stapled Securities as part of the Share Scheme Consideration.

BBW listed on the ASX in October 2005. BBW's investment strategy is to build BBW Stapled Securityholder wealth through managing its portfolio of diversified wind farms and, where appropriate, through accretive acquisition of additional assets. BBW's portfolio consists of an interest in 33 wind farms across three continents, five countries, and nine wind regions. The portfolio is diversified by wind resource and geographic location, regulatory regime, equipment and service provider and revenue sources. Figure 8.4 provides a summary of the BBW Portfolio.

BBW's market capitalisation will increase by approximately $243 million to $1.5 billion following the Implementation Date, making BBW approximately the 151st largest company by market capitalisation out of companies included in the All Ordinaries Index.[71]

8.2 BBW Stapled Security prices and returns

Since listing on the ASX in October 2005, BBW has achieved a Total Securityholder Return of 52% (or approximately 29% per annum) and has outperformed Standard & Poors ASX 200 Accumulation Index (which has increased by 49%) by 6% over the same period.

BBW is currently trading on a BBW FY08 fully tax deferred forecast yield of 7.5%. BBW Stapled Securities issued to Alinta Shareholders as part of the Scheme Proposal will be eligible for the full distribution payable for the six months ending 31 December 2007.

Figure 8.1: BBW Stapled Security closing price and volume since listing


2.10
1.40
0.70
0.00
Price (A$)
90,000
60,000
30,000
0
Volume ('000)
BBW Stapled Securities issue price
Volume
BBW Closing Price
27 Oct 05
25 Feb 06
27 Jun 06
26 Oct 06
25 Feb 07
27 Jun 07

Note:
71 On the basis of a BBW Stapled Security price of $1.665 on 27 June 2007.

8.3 Industry overview

The renewable energy industry experienced strong levels of growth in investment and capacity installations in 2006. Industry investment levels reached record highs, with US$38 billion invested in new renewable energy capacity in 2005, an increase of more than 25% on the previous year.[72] More than a third of this new investment can be attributed to wind energy, which attracted investors from both the finance and energy sectors.

There are a number of factors influencing this growth in renewable energy generation. In addition to the increasing focus on broader environmental concerns, the security of energy supply, growing demand and the rising cost of traditional fuels, there has been an improvement in technology and expertise in the renewable energy sector.

As part of this growth, wind energy has developed over the last 20 years from an emerging fuel source to a significant energy source in many countries, particularly in Europe.

Statistics released by the Global Wind Energy Council demonstrate that wind energy generation capacity has expanded from 4.8GW in 1995 to just over 74.2GW by the end of 2006, increasing by 26% from 2005 to 2006 alone.

In addition to the factors influencing the growth in renewable energy, the growth in wind energy has been driven by the following factors:

> Wind generation costs have fallen by 50% over the last 15 years, moving towards the cost of conventional energy sources in many markets; and

> Wind energy continues to become more price competitive as traditional fuel prices escalate and further technical efficiencies are achieved.

Figure 8.2: Global cumulative installed capacity 1995–2006


MW
80,000
70,000
60,000
40,000
30,000
20,000
10,000
0
4,800
6,100
17,400
23,900
31,100
47,620
74,223

Note:

72 Renewable Energy Policy Network for the 21st Century 2006, "Renewables Global Status Report 2006 Update" (Paris: REN21 Secretariat and Washington, DC Worldwatch Institute).

The strong growth in global wind energy is forecast to continue. Emerging Energy Research estimates average growth rates for cumulative installations through to 2010 and 2015 of 34.2% and 15.2% per annum respectively, with strong growth in particular regions such as North America and the Asia-Pacific anticipated to offset any moderating growth in Europe later in the decade.

Wind energy is expected to account for approximately 3% of global electricity generation by 2015 as forecast by Emerging Energy Research. Offshore wind energy development is expected to contribute to accelerated growth after 2015.

8.4 BBW corporate structure

BBW is a stapled structure comprising:

> Babcock & Brown Wind Partners Limited (**BBWPL**), an Australian public company;

> Babcock & Brown Wind Partners Trust (**BBWPT**), an Australian registered managed investment scheme; and

> Babcock & Brown Wind Partners (Bermuda) Limited (**BBWPB**), a company established in Bermuda and registered in Australia.

Each BBW Stapled Security is made up of one share in BBWPL, one share in BBWPB and one unit in BBWPT which are stapled together and cannot be traded or dealt with separately. BBW Stapled Securities have been quoted on ASX since 28 October 2005.

The responsible entity of BBWPT is BBWPS. BBWPM has been appointed as the manager of BBW. BBWPS and BBWPM are subsidiaries of B&B.

The following diagram provides an overview of BBW's structure.

Figure 8.3: BBW corporate and asset ownership structure



BBW Stapled Securityholders
Stapled
Stapled
BBWPL
BBWPB
BBWPT
Responsible Entity
BBWPS
BBWPS Directors
2 Babcock & Brown
3 Independent
BBWPL Directors
2 Babcock & Brown
2 Independent
BBWPB Directors
2 Babcock & Brown
2 Independent
Manager
BBWPM
BBWPM Directors
4 Babcock & Brown
Wind Farms
BBW share of proceeds from sale of Wattle Point Assets
Australia
Alinta Windfarm (100%)
Lake Bonney 1 (100%)
Lake Bonney 2 (100%)
Europe
Spain
Sierra del Trigo (100%)
La Muela Norte (100%)
El Redondal (100%)
Serra da Loba (100%)
La Plata (100%)
El Sardon (100%)
Monte Seixo (100%)
Serra do Cando (100%)
Germany
Wachtendonk (99%)
Bocholt-Liedern (99%)
Eifel (100%)
Kaarst (100%)
France
Fruges 1 (100%)
Fruges 2 (100%)
North America
Sweetwater 1 (50%)
Sweetwater 2 (50%)
Sweetwater 3 (50%)
Caprock (80%)
Blue Canyon (50%)
Combine Hills (50%)
Kumeyaay (100%)
Jersey Atlantic (59.3%)
Bear Creek (59.3%)
Crescent Ridge (75%)
Aragonne (95%)
Buena Vista (100%)
Mendota (100%)
Allegheny Ridge I (100%)
Allegheny Ridge II (100%)
GSG (100%)

8.5 BBW's existing assets

(a) BBW Portfolio summary

Figure 8.4: Summary of the BBW Portfolio

Wind farm	Wind region	BBW equity interest (%)	Commercial operation date	Installed capacity (MW)
Australia				
Alinta Wind Farm	Western Australia	100%	Jan 2006	89.1
Lake Bonney 1	South Australia	100%	Mar 2005	80.5
Lake Bonney 2	South Australia	100%	Under construction (expected mid-2008)	159.0
Germany				
Wachtendonk	Northrine-Westphalia	99%	Dec 2005	11.9
Bocholt-Liedern	Northrine-Westphalia	95%	Oct 2005	7.4
Eifel Stage I & II	Rhineland-Palatinate	100%	Jun 2005 & Feb 2006	27.0
Eifel Stage III	Rhineland-Palatinate	100%	Dec 2006	8.0
Eifel Stage IV	Rhineland-Palatinate	100%	Mar 2007	1.5
Kaarst	Northrine-Westphalia	100%	Dec 2006	10.0
Kaarst Stage II	Northrine-Westphalia	100%	Under construction (expected end 2007)	2.0
European acquisition (completed by 15 June 2007)				
Spain				
Sierra del Trigo	Andalucia	100%	Jan 2002	15.2
La Muela Norte	Aragon	100%	Aug 2003	29.8
El Redondal	Castille & Leon	100%	Jan 2005	30.6
Serra da Loba	Galicia	100%	Oct 2005	36.0
La Plata	Castille La Mancha	100%	Jun 2005	21.3
El Sardon	Andalucia	100%	Mar 2006	25.5
Monte Seixo	Galicia	100%	Dec 1999	35.0
Serra do Cando	Galicia	100%	Dec 1999	29.2

Note to Figure 8.4:
The *wind region* column illustrates the location of each asset in the BBW Portfolio, and is a key indicator of BBW's diversification in wind resource.

Net capacity factor	Long-term mean energy production (GWh pa)	Land	Revenue source
47.0 %	366.5	25 year lease (with option to extend for a five year term)	PPA
30.3%	213.4	Lease through to 2032 (with option to extend for two additional five year terms)	PPA
34.3%	477.9	40 year lease	Market with PPA option
22.5%	23.5	Land leases with 20 year minimum tenure	Fixed tariff
20.2%	13.2	Land leases with 20 year minimum tenure	Fixed tariff
22.4%	53.0	Land leases with 20 year minimum tenure	Fixed tariff
24.3%	17.0	Land leases with 20 year minimum tenure	Fixed tariff
27.4%	3.6	Land leases with 20 year minimum tenure	Fixed tariff
22.1%	19.3	Land leases with initial terms of 25 years, with extensions of up to five years	Fixed tariff
20.8%	3.6	Land leases with initial terms of 25 years, with extensions of up to five years	Fixed tariff
24.3%	32.3	Combination of land leases, easements and surface rights with 30+ year tenure and options to extend	Market option
27.1%	70.6	Combination of land leases, easements and surface rights with 30+ year tenure and options to extend	Market option
24.8%	66.5	Combination of land leases, easements and surface rights with 30+ year tenure and options to extend	Market option
31.7%	99.9	Combination of land leases, easements and surface rights with 30+ year tenure and options to extend	Market option
24.5%	45.6	Combination of land leases, easements and surface rights with 30+ year tenure and options to extend	Market option
21.4%	47.9	Combination of land leases, easements and surface rights with 30+ year tenure and options to extend	Market option
34.0%	104.1	Surface rights with a 30 year tenure	Fixed tariff
32.0%	81.9	Surface rights with a 30 year tenure	Fixed tariff

Wind farm	Wind region	BBW equity interest (%)	Commercial operation date	Installed capacity (MW)
France				
Fruges 1	Pas de Calais	100%	Under construction (completion expected second half 2007)	22.0
Fruges 2	Pas de Calais	100%	Under construction (completion expected first half 2008)	30.0
USA – BBW Equity Interest, Installed Capacity (MW) and Long Term Mean Energy Production (GWh pa) are all shown on the basis of active ownership as represented by the percentage of B Class member units held by BBW.				
Sweetwater 1	South – Texas	50%	Dec 2003	18.8
Sweetwater 2	South – Texas	50%	Feb 2005	45.8
Caprock	South – New Mexico	80%	Dec 2004 & Apr 2005	64.0
Blue Canyon	South – Oklahoma	50%	Dec 2003	37.1
Combine Hills	North West – Oregon	50%	Dec 2003	20.5
Sweetwater 3	South – Texas	50%	Dec 2005	67.5
Kumeyaay	South West – California	100%	Dec 2005	50.0
Jersey Atlantic	North East – New Jersey	50%	Mar 2006	4.4
Bear Creek	North East – Pennsylvania	50%	Mar 2006	14.2
Crescent Ridge	Mid West – Illinois	75%	Nov 2005	40.8
Aragonne Mesa	South – New Mexico	100%	Dec 2006	85.5
Buena Vista	South West – California	100%	Nov 2003	38.0
Mendota	Mid West – Illinois	100%	Dec 2003	51.7
Allegheny Ridge Phase I	North East – Pennsylvania	100%	Jun 2007	80.0
GSG	Mid West – Illinois	100%	Jun 2007	80.0
US 06 (remaining to be acquired)				
Allegheny Ridge Phase II	North East – Pennsylvania	100%	Expected December 2007	70.0
Proposed acquisitions (not yet acquired)				
Enersis	Portugal	At least 50%	Between 1998 and 2007	262.4
US07	USA	At least 50% of B Class member units	Expected mid-2007 through to first half 2008	374.5

Net capacity factor	Long-term mean energy production (GWh pa)	Land	Revenue source
25.8%	49.7	Land leases with a minimum tenure of 25 years	Fixed tariff
26.3%	69.1	Land leases with a minimum tenure of 25 years with options to extend	Fixed tariff
43.1%	70.9	Land leases with 30 or 40 year tenure	PPA
45.1%	180.9	Land leases with 30 or 40 year tenure (from 2004)	PPA
45.2%	253.3	Land leases with two successive 25 year terms (and one 35 year term)	PPA
40.5%	132.1	Land leases with 20 year tenure and 10 year options to extend	PPA
33.3%	59.8	Land leases with 80 year tenure with an option to extend year to year thereafter	PPA
43.0%	254.3	Land leases with 40 year terms with a couple of easements that are 30 year terms	PPA
37.6%	164.0	Land leases with 25 year tenure, with option to extend for 5 years	PPA
29.4%	11.4	Land leases with 25 year tenure	PPA & market
34.9%	43.5	Land leases with 40 year tenure	PPA
36.0%	126.9	Land leases with 40 year tenure	Market
34.2%	269.2	30 year site lease from 1 January 2006	PPA
32.5%	108.3	30 year site lease	PPA
24.5%	111.0	40 year site lease	Market
34.0%	238.3	30 year lease	PPA
32.9%	230.5	50 year site lease	Market
34.0%	208.6	50 year site leases	PPA
23.6%	657	Varies, with a minimum term of the duration of the wind farm	Fixed tariff
37.3%	1,243	Land leases with 20 year tenure and 10 year options to extend	PPA & market

BBW has a history of making acquisitions and at any time may be considering various acquisition opportunities. In the period prior to the Implementation Date BBW may be undertaking due diligence investigations or be in negotiations in relation to various acquisition opportunities. This may result in BBW making acquisitions prior to or shortly after the Implementation Date.

(b) Additional information on BBW Portfolio

(i) Australia

The Australian wind energy market is still in the early stages of development and growth relative to the European and US markets. The Australian Federal Government has not ratified the Kyoto Protocol, and is now focussed heavily on encouraging the development of low emissions technologies such as "clean coal", and much less on renewable energy sources. The latest figures indicate that wind energy capacity for Australia is currently 817MW.[74]

Renewable energy targets are currently in place at a national level, in Victoria, and proposed for NSW, Western Australia and South Australia.

(ii) Germany

The German wind market is the world's largest wind market, with cumulative installed capacity of 20,622MW at the end of 2006.[74] Germany accounted for 27.8% of global cumulative capacity in 2006. The German market is backed by regulatory support on various levels, including extensive legislation, a commitment to the Kyoto Protocol and Government subsidised lending program.

In April 2004, an amendment to the Renewable Energy Sources Act was passed in order to provide further impetus to the German renewable energy sector. Under the Renewable Energy Sources Act (Germany), wind farms are paid a fixed tariff for electricity produced for a period of 20 years.

In March 2006, BBWPL entered into a framework agreement with Plambeck Neue Energien AG (**Plambeck Framework Agreement**). Under this agreement, BBW has secured the rights to acquire wind farms with up to approximately 300MW in aggregate.

(iii) Spain

The Spanish market is a significant wind energy market, with an accumulated installed capacity of 11,615MW, representing 15.6% of cumulative global capacity at the end of 2006. It is the second largest market in the world.[74] The Spanish Government has signed the Kyoto Protocol and the EU has set national electricity targets for the contribution of electricity from renewable energy sources as a proportion of gross consumption.

The Spanish regulatory regime allows wind generators to choose each year between a regulated 'fixed tariff', or a 'market tariff option', which is the sum of the (variable) electricity pool price plus a premium, plus reactive energy remuneration, less any imbalance charges. Most of BBW's wind farms have selected the market tariff option.

BBWPL has entered into a framework agreement dated 13 September 2005 with Babcock & Brown (UK) Holdings Limited, a UK subsidiary of Babcock & Brown (**B&B UK**), under which BBWPL is able to acquire wind farms in Spain with up to approximately 450MW in aggregate on terms which correspond to rights and obligations which B&B UK has with Gamesa Energia SA (**Gamesa Framework Agreement**).

(iv) France

The French wind energy market has developed more slowly than its European counterparts, but is now showing signs of increased growth. 810MW[74] of new capacity was installed in 2006, which was a 107% increase on the previous year, placing France in the top 10 markets in 2006 by annual MW installed. Total installed capacity in France is now 1,567MW.[74]

Under the Ministerial Order of July 2006, Electricite de France is obliged to buy electricity from privately owned and operated renewable energy sources in accordance with Power Purchase Agreements. The term of a PPA is 15 years starting from the industrial commissioning of the installation.

(v) United States

The United States is a developed wind market and, with total installed capacity of 11,603MW, at the end of 2006 accounted for 15.7% of the global market. The recent growth of the US market has been driven by the extension of the Production Tax Credit (PTC) system to 2008, which is the primary US federal government tax credit incentive for wind development.

The capital structure of the US wind farms is divided into Class A membership interests and Class B membership interests (BBW owns Class B membership interests). Class A members and Class B members enter into an agreement which governs the relationship between them and management of the business of the project entity.

The economic interests consist of two categories as follows:

(A) allocation of tax benefits, and

(B) cash distributions.

Note:

74 Global Wind Energy Council, "Global Wind Energy Outlook 2006", September 2006 and Press Release February 2007.

The typical return profile of the US assets is summarised as:

(A) Class A members receive a significant proportion of their investment return from the allocation of PTCs and depreciation allowances;
(B) Class A members receive all tax benefits until Class B capital is repaid,
(C) after the Class B capital is repaid, the Class A members receive all cash distributions and all tax benefits until a target after tax return is achieved;
(D) once this target return is achieved (**Reallocation Date**), the allocation of tax and cash benefits to Class A members is reduced to a proportion which ranges between 5% and 25%, with the remainder allocated to the Class B members;
(E) Class B members receive 100% of the cash distributions up to the earlier of the point where all of their initial equity capital has been repaid and an agreed date. After this point, and up until the Reallocation Date, the Class B members do not receive any cash distributions; and
(F) Class B members may have an option to acquire the Class A interests after the Reallocation Date has been reached or after ten years.

For all BBW's US assets, the relevant period for the historical and guidance information provided within this Booklet is the period when BBW, as a Class B member, receives its B class ownership proportion of all cash distributions from these wind farms.

(c) Location of BBW assets

The locations of the wind farms in the BBW Portfolio are illustrated in Part A.

8.6 Sale of Wattle Point Assets

On 23 April 2007 Alinta completed the sale of the Wattle Point Assets to a wholly owned subsidiary of ANZ's Energy Infrastructure Trust for $225 million. On implementation of the Share Scheme and, in accordance with the Participation Deed, BBW will receive $211 million of the sale proceeds in consideration for the issue of 130.1 million BBW Stapled Securities and net payment of $9.5 million in cash. This will provide BBW with enhanced capacity to pursue a range of identified value accretive acquisition opportunities.

Under the Umbrella Agreement and Participation Deed, BBW will be allocated any residual liabilities of Alinta in connection with the Wattle Point Assets which may arise after the Implementation Date. Such residual liabilities could arise in connection with the representations and warranties made by Alinta under the terms of the sale of the Wattle Point Assets, however BBW considers the likelihood of such a claim being made to be remote.

8.7 BBW's key strengths and investment strategy

(a) Key strengths of the business model

(i) BBW Distributions are paid from operating cash flows

It is the intention of the BBW Directors to make distributions out of net operating cash flow after taking into account other investment capital flows such as debt amortisation, the BBW DRP participation and future funding requirements or investment opportunities of the business. Over the guidance period, increases in net operating cash flow are expected given the ongoing contribution of the current operating portfolio as well as contributions from recently acquired or committed acquisitions and from assets in construction that will commence operations within the guidance period.

(ii) Diversification

BBW's strategy is to own and manage a diverse portfolio of wind farms. The key sources of diversity are:

> wind resource and geographic location – the potential for BBW to be adversely impacted by lower than expected wind speeds in any one region is reduced by the BBW Portfolio being located in many wind regions;

> regulatory regime – BBW is less likely to be negatively impacted by an adverse regulatory outcome as a result of the BBW Portfolio being governed by five regulatory regimes;

> equipment and service providers – the impact of the failure of any one of BBW's equipment providers is reduced by the fact that the BBW Portfolio is supplied by seven different equipment providers and many service providers; and

> revenue sources – BBW revenues are derived from a mix of PPAs, fixed tariffs and market pool arrangements, which provide the benefits of a majority of contracted or legislated income together with the ability to capitalise on attractive market conditions where appropriate.

(iii) Growth opportunities

BBW's strategic planning process ensures the ongoing identification of both operating and capital investment programs, the alignment of growth opportunities for each asset and identification of appropriate acquisition opportunities in that particular market or geography.

Growth opportunities for BBW include the following:

(A) Organic growth opportunities – these include:

> Exposure to higher energy and certificate prices through higher prices under PPAs and the potential to benefit from higher spot electricity and certificate prices after the expiry of PPAs.

> Optimisation of O&M arrangements, including through competitive tendering and improving the availability of the wind farms.

(B) **Expanding the capacity and life of the current BBW Portfolio** – through re-powering by replacing older wind turbines with newer, more efficient and larger capacity models.

(C) **New greenfield construction projects and acquisitions** – this includes opportunities derived through the framework agreements signed with Gamesa and Plambeck (refer to section 8.5(b)), as well as through BBW's relationship with B&B.

BBW is continuously reviewing and evaluating investment opportunities and is currently reviewing and evaluating a number of near term investment opportunities. It is possible that an acquisition may be announced during or shortly after the implementation Date. The opportunities under review and evaluation, if concluded, will be consistent with BBW's stated investment criteria. If BBW undertakes any one of these transactions prior to the Implementation Date, appropriate disclosures will be made and relevant information will be announced to ASX and made available on the BBW website at www.bbwindpartners.com.

BBW is in regular contact with Gamesa and Plambeck, its framework partners, and may work with them during the coming months on delivery, under the relevant framework agreement, to BBW of wind farms from their pipeline (each a **Pipeline Wind Farm**). BBW may undertake due diligence on Pipeline Wind Farms prior to the Implementation Date and it is possible that, under the relevant framework agreement, BBW may enter into sale and purchase contracts and complete on the acquisition of Pipeline Wind Farms prior to the Implementation Date. A Pipeline Wind Farm does not typically exceed 40MW and is more commonly 25MW or less.

BBW may raise additional debt financing under its corporate facility to fund the acquisition of Pipeline Wind Farms.

Identified opportunities likely to be acquired by BBW from B&B are set out in Figure 8.5:

Figure 8.5: BBW identified acquisition opportunities

Name of wind portfolio	Enersis	US07
Location	Portugal	Central West & South USA
Status at completion of acquisition by BBW	Operational	Operational
BBW equity interest	At least 50%	At least 50% of Class B interests
Installed capacity (BBW's proportionate interest)	262MW	375MW
Revenue assurance	Feed-in tariff (fixed)	PPA and merchant
Number of wind farms	29	3
Wind regions	1	2
Number of turbines	267	490

B&B has offered to BBW the opportunity to acquire at least a 50% interest (**Enersis Wind Interest**) in the 524MW Portuguese wind farm portfolio which forms part of the Enersis assets which B&B acquired in 2005 (**Enersis Wind Portfolio**). BBW is currently undertaking due diligence on the assets within the Enersis Wind Portfolio and negotiating the terms of purchase from B&B. The documentation that BBW would expect to enter into with B&B (as vendor) would include a sale and purchase agreement and a shareholder agreement to govern the basis on which BBW and B&B would manage the Enersis Wind Portfolio (in which they would then each have less than 100% interest). B&B has also offered to BBW a first right of refusal to acquire B&B's remaining interest in the Enersis Wind Portfolio. Acquisition of the Enersis Wind Interest would provide BBW with exposure to further diversification across wind resource, turbine suppliers and regulatory regime (namely, the Portuguese renewable energy regulatory regime).

BBW is currently undertaking due diligence on three wind farms, namely two extensions at the Sweetwater wind farm complex in Texas (in which BBW already has an interest), and the Cedar Creek wind farm which would provide BBW with its first presence in Colorado. BBW is also starting to negotiate sale and purchase documentation regarding its proposed investment by way of subscription for Class B interests (refer to section 8.5(b) for an explanation of the capital structure of the US wind assets in which BBW invests) (**US07 Class B Interests**). Acquisition of the US07 Class B Interests would provide BBW with exposure to further diversification across wind resource, turbine suppliers and regulatory jurisdiction.

BBW confirmed on 26 April 2007 that the proposed acquisitions were expected to satisfy its investment criteria.

Due to the related party nature of the two proposed acquisitions, under BBW's corporate governance procedures, approval of the independent directors must be sought. BBW will also require approval of BBW Stapled Securityholders to acquire the Enersis Wind Interest and the US07 Class B Interests and a report from an independent expert concluding that each transaction is fair and reasonable. BBW may complete due diligence, documentation and seek independent director approval prior to the Implementation Date. BBW currently intends to distribute meeting materials to BBW Stapled Securityholders after the Implementation Date.

If approved by the BBW independent directors and BBW Stapled Securityholders, BBW:

> expects to fund the acquisition of the Enersis Wind Interest from cash proceeds from the issue of securities in the April 2007 placement and funds raised from the Scheme Proposal and would anticipate completing the acquisition in the first half of BBW FY08;

> expects to fund the acquisition of the US07 Class B Interests from a mixture of cash proceeds from the issue of securities in the April 2007 placement and funds raised from the Scheme Proposal and debt raised under BBW's corporate facility and would anticipate completing the acquisition in the first half of BBW FY08, in stages as the wind farms become operational.

The expected combined financial impact of acquiring both the Enersis Wind Interest and US07 Class B Interests is set out in section 8.9(j).

(iv) Refinancing of global wind farm portfolio

In May 2007 BBW refinanced and releveraged its global wind farm portfolio, aggregating project, asset and corporate level debt across various jurisdictions into a single corporate facility. The new facility is flexible and scaleable, subject to lenders' approvals at the time of each future investment. The new facility involves a multi-currency structure with a single BBW borrower for each region (Australia, Europe and USA) and is divided between term facilities, construction facilities, working capital facilities, and letter of credit and guarantee facilities. The new facility is expected to be refinanced every two to three years. The multi-currency structure enables BBW to retain its natural currency hedge of revenues and debt service

(v) Strategic relationship with Babcock & Brown

Refer to Part A of this Booklet for details on BBW's relationship with Babcock & Brown.

(b) Investment strategy

BBW's investment strategy is to build BBW Stapled Securityholder wealth through managing its portfolio of diversified wind farms and, where appropriate, through accretive acquisition of additional assets. A key component of BBW's growth strategy is the acquisition of wind farm assets under existing framework agreements and from B&B. Details of these framework agreements are contained within section 8.5(b).

BBW's existing assets were acquired based on the selective investment criteria and sound financial characteristics as follows:

> No development risk.
> Appropriate construction risk or commissioning risks.
> Superior asset quality.
> Favourable locations – with wind resource based on historic onsite wind data assessed by leading independent experts.
> Attractive off-take arrangements/market conditions
> Predictable operating costs.
> Long-term investment horizons with re-powering opportunities.
> Portfolio diversification.

BBW currently has assumed construction risk with respect to the Lake Bonney 2 and Fruges I & II wind farms.

8.8 BBW Stapled Securities

(a) Capital structure outline

Details of BBW Stapled Securities currently on issue, including those that may be issued as part of the Share Scheme Consideration of the Scheme Proposal, are set out in Figure 8.6.

Figure 8.6: BBW Stapled Securities on issue

Note	Date	Number (million)
Balance at date of Booklet	27 June 2007	673.07
BBW Stapled Securities issued as part of the Share Scheme Consideration	31 August 2007	130.18[75]
Post Share Scheme closing balance	31 August 2007	803.25

(b) BBW Distribution policy

BBW Distributions are payable half-yearly in respect of the preceding six month periods ending 31 December and 30 June.

BBW Distributions will be determined by the BBW Board each half-year ending 31 December and 30 June. BBW Directors have provided guidance that the BBW Distributions will be 12.5 cents and 14 cents per BBW Stapled Security for BBW FY07 and BBW FY08 respectively, subject to the achievement of certain assumptions.[76]

BBW Distributions are expected to be funded from net operating cash flows and the BBW Directors have targeted a distribution growth rate of at least 3.5% per annum over the medium term.

BBW has implemented a BBW DRP which currently allows BBW Stapled Securityholders to reinvest BBW Distributions in additional BBW Stapled Securities. The BBW Board may suspend, terminate or modify the operation of that plan at any time.

8.9 BBW financial information

(a) Basis of preparation of BBW financial information

(i) Financial year

The financial year for BBW is the year ending 30 June.

(ii) BBW historical financial information

The BBW historical information has been prepared in accordance with AIFRS.

Notes:

75 Based on the number of fully diluted Alinta Shares of 500.08 million.

76 FY07 distribution guidance assumes: no incentive management fee. FY08 distribution guidance assumes US06 Portfolio is acquired materially in line with proposed timing, P50 production, no incentive management fee.

BBW is providing a pro forma historical balance sheet as at 31 December 2006 and a reconciliation of reported net profit/loss to net operating cash flow for BBW FY06 and for the six months ended 31 December 2006. Both have been derived from the audited financial statements of BBW for the BBW FY06 and the reviewed interim financial statements for the half year ended 31 December 2006.

The BBW historical pro forma balance sheet as at 31 December 2006 set out in section 8.9(h) has been reviewed by PricewaterhouseCoopers Securities Ltd whose Investigating Accountant's Report is included in Annexure F.

(iii) BBW net operating cash flow guidance and BBW Distribution guidance

BBW's net operating cash flow and BBW Distribution guidance have both been prepared in accordance with AIFRS.

BBW is reconfirming net operating cash flow guidance for BBW FY08 and BBW FY09 and BBW Distribution guidance for BBW FY07 and BBW FY08.

Each has been prepared for illustrative purposes for use in this Booklet only. This financial information is based on circumstances at the date of this Booklet and an assessment of present economic and operating conditions, and on a number of assumptions regarding future events and actions.

BBW's guidance has been prepared on the basis of a number of assumptions, including those assumptions contained in section 8.9(f). The information is intended to assist potential investors in assessing the reasonableness and likelihood of the assumptions occurring and is not intended to be a representation that the assumptions will occur. This guidance does not include prospective acquisitions and is not on a pro forma basis. It takes into account the expected timing of construction and acquisitions for committed transactions.

Potential investors should be aware that the timing of actual events and the magnitude of their impact may differ from that assumed in preparing the guidance and that this may have a materially positive or negative effect on BBW Distribution guidance. Potential investors are advised to review the key assumptions in conjunction with the sensitivity analysis set out in section 8.9(g).

BBW has not included a forecast income statement in this section. The rationale for this is provided in section 8.9(h).

The financial guidance information for BBW presented in this section has been prepared by the BBW Directors on the basis of material best estimate assumptions set out in section 8.9(f). While the BBW Directors consider the assumptions to be reasonable, readers should be aware that circumstances may change, and actual events and conditions and their timing and magnitude may differ from the assumptions, and this may have a positive or negative effect on BBW's actual financial performance. The BBW Directors cannot and do not give any assurance that the guidance will be achieved.

BBW has also provided information in relation to prospective acquisitions, including the impact on net operating cash flow. Refer to section 8.9(j).

(iv) BBW's accounting policies

The AIFRS accounting policies adopted by BBW in the preparation of the historical financial information and the operating cash flow and distribution guidance are set out in BBW's financial report for BBW FY06 (available at www.bbwindpartners.com).

(b) BBW Financial Information

This section contains the following information:

> Net operating cash flow guidance for BBW FY08 and BBW FY09 (section 8.9(c));
> BBW Distribution guidance for BBW FY07 and BBW FY08 (section 8.9(d));
> Pro forma historical balance sheet as at 31 December 2006 (section 8.9(h));
> Reconciliation of net profit/loss to net operating cash flow for BBW FY06 and for the six months ended 31 December 2006 (section 8.9(i)).

(collectively the **BBW Financial Information**).

The BBW Financial Information disclosed in this section should be read in conjunction with the following information disclosed in this section and other information contained in this Booklet:

> Management, discussion and analysis – section 8.9(e) further describes significant events and historical results relating to BBW.
> Assumptions – section 8.9(f) outlines the key assumptions used in the BBW Financial Information.
> Sensitivity analysis – section 8.9(g) describes the impact of particular sensitivities on net operating cash flow after notional repayment of debt for BBW FY08.
> Prospects – section 8.9(j) includes the impact of prospective acquisitions on net operating cash flow guidance for BBW FY08 and BBW FY09.
> Risks – as described in sections 8.12 and 12.

(c) Components of BBW net operating cash flows

Figure 8.7 depicts components of BBW net operating cash flow for BBW FY08 and BBW FY09, on the basis of P50 production.

Figure 8.7: BBW net operating cash flow guidance

$ in millions	BBW FY08	BBW FY09
Operating portfolio (31 December 2006)[1]	90.5	90.5
Acquisitions[2]	31.5	38.5
Assets under construction[3]	10.0	24.0
Other events[4]	(12.0)	(12.0)
Net operating cash flow	**120.0**	**141.0**
Notional interest on cash balances[5]	20.0	20.0
Net operating cash flow (including notional interest)	**140.0**	**161.0**
Per security (cents)		
Net operating cash flow per security[6]	17.1	19.3
Notional debt amortisation per security[7]	(3.1)	(4.0)
Net operating cash flow after notional debt amortisation per security	**14.0**	**15.3**

Notes to Figure 8.7:

1 Operating portfolio includes the assets in the BBW Portfolio resulting from the initial public offering plus acquisitions announced in May 2006 (US03/04 Assets (remaining B&B Class B interest – Sweetwater 1&2, Blue Canyon, Combine Hills, Caprock)), US05 (Sweetwater 3, Kumeyaay, Bear Creek, Jersey Atlantic), Crescent Ridge and Eife).

2 Acquisitions assumes cash flows from US06 Portfolio (phase 1 acquired March 2007, phase 2 acquired June 2007 and phase 3 expected to be acquired in the second quarter of BBW FY08), Kaarst (acquired January 2007), Monte Seixo and Serra do Cando (acquired June 2007).

3 Assets under construction assumes cash flows from Lake Bonney 2 (construction expected to be completed in the second half of BBW FY08), Fruges I&II (various stages of construction expected to be completed between the end of BBW FY07 and the end of BBW FY08).

4 Other events include increased base fees, manager expense amount and other ancillary costs as a result of growth in the portfolio.

5 Notional interest on cash balances assumes cash balances after issue of securities and after acquisition of Monte Seixo and Serra do Cando increases by $320 million. It is intended that these funds are to be utilised to purchase the prospective acquisitions. If these funds were not utilised in this manner or towards alternative accretive acquisitions, approximately $20 million of interest income would be generated.

6 Net operating cash flow per security assumes 821 million securities in BBW FY08 and 835 million securities in BBW FY09.

7 Notional debt amortisation per security is calculated as net debt, adjusted for timing of completion of construction and acquisitions, amortised over 25 years with a residual balance of 30%.

Due to the incentive management fee only being able to be calculated retrospectively, it is excluded from this guidance as there is no reasonable basis on which to forecast.

Please refer to Figure 8.5 for further acquisition opportunities that BBW is currently considering. BBW would only commit to such opportunities where they are expected to increase net operating cash flow per security.

Figure 8.12 provides a summary of the cash flows derived from the existing portfolio plus incremental cash flows derived from assets recently acquired or that reach commercial operations in the future following construction and from prospective acquisitions.

(d) BBW Distribution guidance

BBW's Distribution guidance for BBW FY07 is 12.5 cents per stapled security and represents a 22.5% increase on that paid during BBW FY06 (10.2 cents per stapled security). The BBW Distribution guidance for BBW FY08 is 14.0 cents per stapled security. This represents an increase of 12% on the guidance for BBW FY07.

Distributions in both BBW FY07 and BBW FY08 are expected to be fully tax-deferred.

BBW's approach is to make distributions out of net operating cash flow after taking into account other investment capital flows such as debt amortisation, the BBW DRP participation and future funding requirements or investment opportunities of the business.

Both net operating cash flow and BBW Distribution guidance are expected to be updated within any notice of meeting materials which BBW distributes to BBW Stapled Securityholders in advance of a vote by them on a proposal for BBW to complete the prospective acquisitions.

The current BBW Directors' guidance on distribution growth of at least 3.5% in the medium term remains unchanged.

(e) Management discussion and analysis

The following section has been prepared with a focus on activities and events in BBW FY07.

(i) Production in BBW FY07

In BBW FY07 through to 31 May 2007 total production was within expectations but 10% below the long-term mean energy production (P50). The majority of this underperformance is a result of lower than long-term average wind speeds across a number of BBW's wind farms.

(ii) First half result

Sales of energy from BBW wind farms (excluding the US) were $48.6 million in the first half of BBW FY07. The adverse variance versus P50 production was $7.3 million, $4.4 million of which was experienced at the Olivo wind farms in Spain. This was substantially offset by Spanish tariffs above forecast in the first quarter ($3.0 million) and the continued contribution of our new stages at the Eifel wind farm. The EBITDA margin for non-US wind farms at the operational level remained high at 82.5% of sales.

In the US, BBW's class B interest of total revenues (excluding production tax credits which are received directly by the Class A investors – refer to section 8.5(b)(v) for details) was $25.0 million in the first half of BBW FY07 with an EBITDA margin of 62%. After operating costs and working capital requirements, the distribution from the US investments was $13.5 million in the first half of BBW FY07.

The operational cash flow of the business including US distributions in the first half was $53.6 million. Corporate costs were $10.6 million including base fees of $5.6 million and management expenses plus legal, tax and other ancillary costs of $5.0 million. Working capital and other non-cash items made a combined contribution of $15.5 million in the period. This figure includes ongoing amortisation of upfront operations and maintenance costs, the receipt of compensation payments relating to the Alinta wind farm in Western Australia, and the recoupment of value added tax balances accumulated in Spain.

Net interest paid was $14.5 million while tax paid was $2.4 million leaving net operating cash flow for the first half of $41.5 million. The first half distribution was $27.7 million, net of the BBW DRP.

(iii) Investments

Investment activity totalled $215 million in the first half of BBW FY07. This included acquisitions of Sweetwater 3, Kumeyaay, Bear Creek and Jersey Atlantic wind farms in the US and Fruges I & II wind farms in France.

Construction at Lake Bonney 2 wind farm in Australia continued on schedule for completion by the end of BBW FY08.

In the third quarter, BBW acquired Kaarst wind farm in Germany for $30 million as well as completing the acquisition of three of the six wind farms within the USCG Portfolio which, in total, will cost approximately $506 million.

On 10 May 2007, BBW announced that it had agreed to acquire the Monte Seixo and Serra do Cando operating wind farms located in Spain for an enterprise value of approximately $180 million prior to 29 June 2007.

(iv) Funding

On 27 April 2007, BBW successfully raised $156.8 million from the placement of 87.1 million BBW Stapled Securities at $1.80 per stapled security through an institutional placement. Associated with this placement, but subject to the approval of BBW Stapled Securityholders, BBW expects to raise a further $7.8 million from the issue of 4.4 million securities at $1.80 per stapled security to B&B in the first quarter of BBW FY08. The combined placement proceeds have contributed to the funding of the acquisitions of the Monte Seixo and Serra do Cando operating wind farms in Spain. In addition, the proceeds are expected to be utilised toward the prospective investment opportunities which are described within Figure 8.5. BBW currently expects to complete these two investment opportunities in the first half of BBW FY08.

A key activity during BBW FY07 has been to refinance the portfolio to replace project debt and other existing short term facilities. As announced on 24 May 2007, BBW signed a €1.030 billion corporate bank facility that will enable a more flexible funding approach to growth going forward.

(f) Best estimate assumptions in the BBW Financial Information

The BBW Financial Information in this section has been prepared by the BBW Directors on the basis of the material best estimate assumptions set out below. The BBW Directors have made reasonable enquiries in preparing the BBW Financial Information and consider the assumptions to be reasonable. This information is intended to assist investors in assessing the reasonableness and likelihood of the assumptions occurring and is not a representation that the assumptions will occur.

Investors should be aware that the timing of actual events and the magnitude of their impact might differ materially from that assumed in preparing the BBW Financial Information and that this may have a positive or negative effect on BBW's actual net operating cash flow guidance and BBW Distribution guidance because the assumptions are by their very nature subject to uncertainties and contingencies, many of which will be outside the control or influence of the BBW Directors.

Accordingly, BBW cannot, and does not, give any assurance that the outcomes in the BBW Financial Information will be achieved.

The net operating cash flow guidance for the BBW FY08 and BBW FY09 and BBW Distribution guidance for BBW FY07 and BBW FY08 have been based on the following assumptions.

(i) Revenue assumptions

The long-term mean energy production (P50) has been adopted for the preparation of the net operating cash flow and BBW Distribution guidance.

The P50 is based on independent expert reports for each wind farm and is regarded as the most appropriate estimate for the purposes of formulating the guidance. These estimates incorporate the proportion of time that a turbine is expected to be available to produce energy. This availability factor is based on expected down-time for such events as mechanical failure and servicing. The uncertainty of data measurement and modelling together with prediction, the achievement of expected availability levels in the initial period of operations and over the longer term and the natural variability of wind, could have a material effect on these estimates and hence the guidance.

Energy output levels used to formulate the guidance are also dependent upon construction being completed by the scheduled construction completion dates for those wind farms that are not yet operational and upon completion of acquisition of wind farms that BBW has committed to purchasing upon commencement of commercial operations.

A delay to the construction end dates or acquisition completion dates would have an impact on energy production and depending on the significance, could impact net operating cash flow and distribution.

The wind farms currently under construction are the Lake Bonney Stage 2 and Fruges I and II wind farms. Those committed acquisitions that are yet to be purchased because commercial operations are yet to be reached include the Allegheny Ridge Phase II wind farm. This wind farm project forms part of the recent USC6 transaction. See also assumptions around capital expenditure in section 8.9(f)(vi).

BBW revenues are derived from a mix of PPAs, fixed tariffs and market arrangements. An estimate of the split between these types of revenues during the guidance period is shown in Figure 8.8.

Figure 8.8: BBW revenue split

Type of Revenue[77]	% of total
PPA/fixed tariff	80
Market price	20

PPAs are generally long-term supply agreements which, assuming P50, generate stable cash flows.

Tariffs from the German and French assets are fixed and consist of regulated feed-in tariffs. BBW is not aware of any upcoming reviews of the regulations in these jurisdictions.

Market price revenues relate to revenues earned from selling electricity directly to the wholesale market. This includes a component of the revenues earned from BBW's Spanish wind farms. Each year BBW has the option to accept either a regulated fixed tariff set by legislation or a market tariff option which is the sum of the (variable) electricity pool price plus a premium, plus reactive energy remuneration, less any imbalance charges. Most of BBW's Spanish wind farms have selected the market tariff option. Market prices used to determine cash flow guidance are supported by market advisor reports.

Refer to section 8.9(g) for details of the sensitivities of BBW Distribution to the P50 assumption, change in market prices and delay in timing of construction.

(ii) Operating cost assumptions

(A) Operations and maintenance

All of BBW's assets have fixed price operations and maintenance contracts which represent the major operating costs for the portfolio (approximately 55%–65% of total operating costs).

These operations and maintenance costs are fixed under contract, typically with the turbine manufacturer for a term between five and 14 years from the start of operations. The remaining weighted average term for the operations and maintenance contracts currently in place for the portfolio is 4.2 years.

(B) Leases

Lease costs are fixed under the relevant lease contract. Figure 8.4 summarises the term of the leases for each wind farm which vary between 20 and 60 years (with options to extend in some cases).

(C) Connection

Connection costs are fixed under connection contracts with network service providers.

(D) Insurance

BBW maintains a comprehensive suite of insurances which are reviewed and updated annually. For each wind farm under construction, contract works insurance is in place for the duration of the construction period. Operating insurance premiums are usually paid in advance and are reviewed for adequacy each year with input from insurance advisors.

(iii) Corporate costs

BBW has entered into management agreements with BBWPM under which base and incentive management fees, the manager expense amount as well as other expenses, are payable.

BBWPM is entitled to an amount per annum in respect of management expenses. This amount was initially set at $6 million per annum and increases by CPI throughout the term of the BBWPL Management Agreement. The amount may also be increased by

Note:
77 Based on GWh and on BBW's proportionate interest.

approval of the board of BBWPL at various intervals that do not exceed five years to reflect the increased actual or estimated expenses. BBWPM also has the right under the management agreements to recover ancillary costs, such as audit, tax and legal costs that it pays on behalf of BBW.

A base fee is payable quarterly in arrears - see section 8.11(b) for details on this fee.

An incentive management fee is related to the relative performance of BBW and is payable half-yearly. The fee is only payable in any half year period where BBW's performance exceeds the performance of a benchmark index on an accumulated basis. See section 8.11(c) for details on this fee.

The management expenses and base fee are incorporated within the net operating cash flow guidance. Due to the incentive management fee only being able to be calculated retrospectively, it is excluded from this guidance as there is no reasonable basis on which to forecast.

Please refer to section 8.11 for more detail on BBW fees.

(iv) Interest and hedging assumptions

In determining its guidance, BBW has followed its hedging policies. In the guidance period, 75% of the interest cost is at fixed rates. Borrowing costs directly attributable to assets under construction are capitalised as part of the cost of those assets. In addition to the natural hedge of borrowing in the currency of the underlying asset, BBW hedges foreign currency distributions through implementing forward exchange contracts on a rolling three year basis. Refer to the sensitivity analysis in Figure 8.9.

(v) Taxation assumptions

BBW's portfolio of wind farms includes entities that are subject to taxation in Australia, the USA, Germany, the UK, Spain, France and Luxembourg.

In Australia, BBWPL and its wholly owned Australian tax resident subsidiaries have formed a tax consolidated group, with BBWPL being the head company. The taxable income of BBWPL is subject to income tax in Australia at the corporate tax rate which is currently 30%. BBWPL's taxable income will primarily arise from the following sources:

> profits from stages 1 and 2 of the Lake Bonney wind farm projects in South Australia; and
> profits from the Alinta wind farm in Western Australia.

BBWPB is a company incorporated in Bermuda. BBWPB is currently regarded as an Australian income tax resident company. Therefore, it is subject to Australian income tax at the corporate tax rate. Currently, BBWPB does not have any significant assets and, while that continues, it is not expected to derive any material amounts of income. BBWPT is considered to be a flow through trust under Australian tax law. That is, BBWPT itself will not usually be liable to pay tax in respect of income or gains derived by the trust.

Distributions made by BBWPT will be classified between amounts that represent taxable income or tax-deferred distributions.

The relevant corporate income tax rates applicable in BBW's other current territories are:

> United States - 35% Federal income tax (State income tax may also apply);
> Germany - 26.375% including surcharge (2007), 15.825% including surcharge thereafter (municipal trade taxes may also apply);
> United Kingdom - 30%;
> Spain - 32.5% (2007); 30% thereafter;
> France - 33.33%; and
> Luxembourg - 29.63% (including municipal business tax).

The states of the United States in which BBW currently has operations have State corporate income tax rates ranging from 4.5% (Texas) to 9.99% (Pennsylvania). State corporate income tax paid is deductible in calculating Federal income tax liability.

German municipalities have trade tax rates ranging from 13% to 20.5%. For BBW FY07, municipal trade tax paid is deductible in calculating corporate income tax. Commencing the third quarter of BBW FY08, municipal trade tax will not be deductible in calculating corporate income tax.

(vi) Capital expenditure assumptions

Capital expenditure on existing operational wind farms is not material and is contained within operating costs.

(vii) Exchange rate assumptions

An average forward A$/US$ exchange rate of A$1.00 = US$0.8253 and US$0.8114 for BBW FY08 and BBW FY09, respectively, has been used.

An average forward A$/€ exchange rate of A$1.00 = €0.6025 and €0.5896 for BBW FY08 and BBW FY09, respectively, has been used.

(viii) General assumptions

The BBW Directors have also made the following general assumptions for the BBW Distribution guidance:

> no significant change to the legislative regimes and regulatory environments in the jurisdictions in which BBW operates;
> no material change in the competitive activity in the markets in which BBW operates;
> no material change to inflation rates from current levels;
> no changes in accounting standards or other mandatory professional reporting requirements of the Corporations Act or changes in BBW's accounting policies which would have a material effect on BBW's cash flows or financial position;
> no material change in the economic and political conditions with respect to the renewable energy industry in the countries in which BBW operates;
> no material amendment to any agreement or arrangements relating to BBW or any wind farm in the BBW Portfolio; and
> the BBW Directors and senior management of BBW being retained.

(g) Sensitivity analysis

The guidance is based on assumptions about future events and actions. Future events cannot be predicted with certainty and deviations from the guidance may occur.

The changes in the key variables set out in the sensitivity analysis in Figure 8.9 are not an exhaustive list of the range of variations that may be experienced over the period over which the guidance is made and accordingly care should be taken when interpreting these sensitivities. The sensitivity analysis is intended as a guide only and movements in one assumption may have offsetting or compounding effects on other variables or may also affect other variables which are not reflected in the sensitivity analysis results in Figure 8.9.

Further, the BBW Directors and management of BBW would typically respond to any material change in conditions by taking appropriate action to minimise, to the extent possible, any adverse effect on earnings and distributions. The potential impact of these mitigating actions are not included in the following sensitivity analysis.

(i) Interest rates

BBW finances its investments with a mix of equity and project or corporate debt provided by third party financiers. If the debt portion of this financing is unhedged in relation to interest rates (i.e. the interest on the debt is based on floating interest rates), an increase in interest rates could impact the value of BBW's equity investment and also increase the cost of debt service. In line with its treasury policy, BBW has hedged approximately 75% of the principal amount outstanding in the guidance period through interest rate swaps which are consistent with the term of the debt. The guidance will be affected by changes in interest rates as they affect unhedged debt. Figure 8.9 shows the sensitivity of the BBW Distribution guidance for BBW FY08 to a 1.00% increase/decrease in interest rates.

(ii) Foreign exchange rates

BBW operates in a number of countries around the world. Accordingly, it operates in a number of currencies. To mitigate this risk, BBW utilises corporate debt in the underlying currency where the asset operates as this operates as a natural hedge. BBW also has a policy of hedging forecast distributions from its assets for a period of up to three years. The guidance will be affected by changes in exchange rates in relation to unhedged distributions. Figure 8.9 shows the sensitivity of the BBW Distribution guidance for BBW FY08 to a 5% increase/decrease in foreign exchange rates.

(iii) CPI inflation

The guidance will be affected by changes in CPI. CPI impacts the forecast of both revenue and operating expenses. Figure 8.9 shows the effect on the BBW Distribution guidance for BBW FY08 of a 0.5% increase and decrease in the assumed CPI rate.

(iv) Energy market prices

BBW's revenues are derived from a mix of PPAs, fixed tariffs and market arrangements. Figure 8.9 provides an estimate of the impact on the BBW Distribution guidance of both a 5% increase and a 5% reduction in energy market prices for those projects that sell energy under market arrangements.

(v) Portfolio production

The estimated long-term mean energy production (P50) is the "central estimate" or most likely outcome for production. Probability of exceedence (P) means the probability that a given level of energy production will be exceeded. For example, P90 is a short form way of describing that there is a 90% probability that a given level of energy production will be exceeded. For an individual wind farm, natural wind variability remains significant in any individual year. Time significantly reduces the natural wind error making the 10 year P90 and P75s higher than the one year values (i.e. a much narrower probability distribution).

Additionally, the proportion of time that a turbine is expected to be available to produce energy is incorporated into the P50. For an individual wind farm this availability factor is significant, particularly in the initial stages of operations.

Also, the "portfolio effect" is the reduction in energy production variance of the portfolio compared with the summation of the energy production variances of the individual wind farms (i.e. the portfolio P90 is closer to the aggregate P50 than the summation of each individual wind farm's P90). The estimated P90/P50 ratio (using 1 Year P90) for the existing BBW Portfolio is 90.5% compared to 84.3% without the portfolio effect. Figure 8.9 shows the sensitivity of BBW Distribution guidance for BBW FY08 to P75 and P90 production.

(vi) Delay in construction

BBW's wind farms currently under construction have been progressed through the development phase by other parties and have been acquired on an "approved, contracted, and ready for construction" basis. Wind farms under construction include Lake Bonney 2, Fruges I and Fruges II. Within the guidance period the base case assumes that these assets are expected to reach commercial operations by the end of BBW FY08, the end of the second quarter of BBW FY08 and the end of BBW FY08 respectively. Figure 8.9 provides an estimate on BBW Distribution guidance for BBW FY08 of the impact of a three month delay in these construction projects, netting the loss in operational earnings against the savings in interest cost.

(vii) Delay in committed acquisitions

Future commitments include the completion of the acquisition of the final wind farm in the US06 Portfolio – Allegheny Ridge II. Figure 8.9 provides an estimate of the impact on BBW Distribution guidance for BBW FY08 of a three month delay in acquiring this asset, netting the loss in distributions against the savings in interest cost.

(viii) Incentive management fee

BBWPM is entitled to receive an incentive management fee (see section 8.11(c) for details on this fee). The BBW Distribution guidance may be affected by any outperformance by BBW against the S&P/ASX200 Accumulation Index. Figure 8.9 shows the effect on the BBW Distribution guidance for BBW FY08 of a 1% outperformance and 1% underperformance of the S&P/ASX200 Accumulation Index by BBW.

Figure 8.9: BBW sensitivities

BBW FY08 net operating cash flow after notional repayment of debt

Base Case (14.0 cents on 821 million securities) ($m)	**114.9**
Interest +100bps	-3.2%
Interest -100bps	3.0%
+5% change in A$/US$ exchange rate	-0.8%
-5% change in A$/US$ exchange rate	0.9%
+5% change in A$/€ exchange rate	-1.3%
-5% change in A$/€ exchange rate	1.3%
CPI +50 bps	-0.1%
CPI -50 bps	0.1%
5% reduction in energy market prices	-2.7%
5% increase in energy market prices	2.6%
Portfolio P75 production	-11.4%
Portfolio P90 production	-21.6%
Three month delay in construction	-7.6%
Three month delay in acquisition of remaining wind farm of US06 portfolio	-1.3%
Incentive management fee + 1% outperformance[78]	-2.7%
Incentive management fee - 1% underperformance	0.0%

(h) BBW pro forma balance sheet

Figure 8.10 shows:

> the actual balance sheet of BBW as at 31 December 2006;

> the pro forma balance sheet of BBW as at 31 December 2006 after significant transactions between 31 December 2006 and the date of this Booklet and after BBW Alinta Assets have been acquired; and

> the pro forma balance sheet as at 31 December 2006 after future commitments of BBW.

Note:

78 As at 31 March 2007, the number of basis points relating to the underperformance of SSRI vs BRI to be carried forward to the next period and deducted from the SSRI in the quarter ended 30 June 2007 was 25.6%. The sensitivity therefore requires that the outperformance of the SSRI vs BRI was 25.6% in the quarter ended 30 June 2007 – refer to Section 8.11(c) for details.

Figure 8.10: BBW pro forma balance sheet

$ in millions 31 December 2006	Reviewed actual BBW[1]	Pro forma adjustments[2]	BBW Alinta Assets[3]	Pro forma[4]	Future commitments[5]	Pro forma after future commitments[6]
Current assets						
Cash and cash equivalents	174.7	23.0	201.5[79]	399.2	(3.8)	395.4
Other current assets	45.2	9.8	–	55.0	–	55.0
Total current assets	**219.9**	**32.8**	**201.5**	**454.2**	**(3.8)**	**450.4**
Non-current assets						
Equity accounted investments	255.5	410.2	–	665.7	95.8	761.5
Property, plant and equipment	727.8	228.1	–	955.9	137.3	1,093.2
Intangible assets	180.4	116.8	–	297.2	–	297.2
Other non-current assets	45.9	2.6	–	48.5	–	48.5
Total non-current assets	**1,209.6**	**757.7**	**–**	**1,967.3**	**233.1**	**2,200.4**
Total assets	**1,429.5**	**790.5**	**201.5**	**2,421.5**	**229.3**	**2,650.8**
Current liabilities						
Interest bearing liabilities	32.2	–	–	32.2	–	32.2
Other current liabilities	83.1	5.6	–	88.7	–	88.7
Total current liabilities	**115.3**	**5.6**	**–**	**120.9**	**–**	**120.9**
Non-current liabilities						
Interest bearing liabilities	682.8	639.2	–	1,322.0	229.3	1,551.3
Other non-current liabilities	2.6	–	–	2.6	–	2.6
Total non-current liabilities	**685.4**	**639.2**	**–**	**1,324.6**	**229.3**	**1,553.9**
Total liabilities	**800.7**	**644.8**	**–**	**1,445.5**	**229.3**	**1,674.8**
Net assets	**628.8**	**145.7**	**201.5**	**976.0**	**–**	**976.0**
Equity	**628.8**	**145.7**	**201.5**	**976.0**	**–**	**976.0**

Notes to Figure 8.10:

1 Reviewed actual BBW – BBW's reviewed historical balance sheet as presented in its financial report for the half year ended 31 December 2006.

2 Pro forma adjustments – significant transactions that have actually occurred between 31 December 2006 and the date of this Booklet. These adjustments do not include the payment of the interim BBW Distribution for BBW FY07 or the associated BBW DRP. The pro forma adjustments include the following:

(a) Acquisitions of Class B interests in five of the six wind farms within the US06 Portfolio (Aragonne, Mendota, Buena Vista, Allegheny Ridge Phase 1 and GSG), Kaarst in Germany and Monte Seixo and Serra do Cando in Spain. These acquisitions have resulted in BBW increasing non-current assets by approximately $609 million, which is broken down between equity accounted investments, property, plant and equipment, intangible assets and goodwill. These acquisitions have been funded with a combination of debt and available funds.

(b) In January 2007 BBW announced that it had signed a conditional sale and purchase agreement with B&B for the acquisition of Class B interests in a portfolio of six US wind farms (US06 Portfolio) for approximately $506 million. These acquisitions are assumed to be funded with cash funds available and debt in a ratio of approximately 15:85. The US06 Portfolio is being purchased in three phases between the third quarter of BBW FY07 and the second quarter of BBW FY08. The first and second acquisitions took place in March 2007 and June 2007, respectively, and have been incorporated into the pro forma adjustments. The remaining wind farm within the US06 Portfolio, which BBW is yet to acquire, is Allegheny Ridge II and thus forms part of future commitments.

(c) In January 2007 BBW announced that it had agreed to acquire the Kaarst wind farm from German developer Plambeck under the current Plambeck Framework Agreement, for approximately $30 million, assumed to be funded with available cash.

(d) In May 2007 BBW announced that it had agreed to acquire the Monte Seixo and Serra do Cando operating wind farms located in Spain for an enterprise value of approximately $180 million from Electric Power Development Co. Limited and Marubeni Corporation. These acquisitions were identified as the 'European Acquisition' in the Institutional Placement presentation released to the market on 26 April 2007. It has been assumed that the acquisition is funded with cash funds available and debt in the ratio of approximately 20:80.

(e) Construction of Lake Bonney Stage 2 and Fruges I & II wind farms – continued construction on these projects amounted to approximately $149 million from 31 December 2006 to the date of this Booklet and will be fully debt funded. Completion of construction is included within future commitments.

Note:

79 Proceeds from Alinta of $211 million, net of transaction costs of $9.5 million.

(f) Placement of 87.1 million BBW Stapled Securities in April 2007 and 4.4 million BBW Stapled Securities in the first quarter of BBW FY08. In April 2007 BBW raised approximately $154 million, net of costs, in an institutional placement and expects to raise a further $7.8 million in the first quarter of BBW FY08. The proceeds have assisted the funding of the purchase Monte Seixo and Serra do Cando in Spain and are expected to assist in the funding of the prospective acquisitions that are detailed in Figure 8.5

(g) Refinancing of BBW Portfolio. In May 2007, BBW refinanced and releveraged its global wind farm portfolio, aggregating project, asset and corporate level debt across various jurisdictions into a single corporate facility. As a result of this transaction, BBW has expensed capitalised transaction costs ($16.0 million) relating to debt that has been refinanced through this new facility. $33 million of costs associated with the refinancing are expected to be capitalised and included within borrowings with no net effect on the pro forma balance sheet.

3 BBW Alinta Assets – the assets that will be acquired from Alinta as a result of the Scheme Proposal. On implementation of the Scheme Proposal, BBW will receive $211 million of the sale proceeds in consideration for the issue of 130.1 million BBW Stapled Securities and payment of $0.5 million in cash.

4 Pro forma – this represents the pro forma historical balance sheet. This column is shaded since it represents the estimated pro forma historical balance sheet at the date that Alinta Shareholders receive BBW Stapled Securities.

5 Future commitments – this represents the expected value of acquisitions and construction to which BBW is committed in periods that are from the date of this Booklet. Note that these do not include prospective acquisitions which are explained in more detail within Figure 8.5. Future commitments represent committed expenditure on acquisitions and construction. BBW has already purchased five of the six wind farms within the US06 portfolio. The final wind farm is expected to be completed by the end of second quarter BBW FY07. The cost involved in acquiring the remaining wind farm is approximately $96 million and will be funded by available cash and existing debt facilities. BBW expects to complete construction of Lake Bonney 2 and Froges I and Froges II wind farms after the date of this Booklet. The expected cost to complete is $137 million and will be funded by existing debt facilities.

6 Pro forma after future commitments – this represents the aggregate of the pro forma historical balance sheet after future commitments.

(i) Income statement information

Figure 8.11 shows a reconciliation between historical net profit/loss after tax to net operating cash flow for the BBW FY06 and the six months ended 31 December 2006.

Figure 8.11: Reconciliation between historical net profit/loss after tax to net operating cash flow

$ in millions	BBW FY06	Six months ended 31 December 2006
Loss for the period	**(16.2)**	**(0.9)**
Net loss on fair value of financial assets	0.9	0.4
Share of associates' profit (US investments)	(2.1)	(1.8)
Distributions received from associates (US investments)	7.0	13.5
Depreciation and amortisation of non-current assets	20.1	16.9
Amortisation of borrowing costs capitalised	1.2	1.6
Non cash incentive management fee payment	13.0	–
Increase/(decrease) in current tax liability	0.7	(1.7)
Increase in deferred tax balances	(2.5)	(1.9)
Changes in net assets and liabilities, net of effects from acquisition and disposal of businesses:		
Receivables	6.2	0.8
Prepayments and other current assets	(15.8)	10.9
Payables	1.7	3.7
Net operating cash flow	**14.2[80]**	**41.5**

Note:
80 Includes incentive management fee of $20 million paid in cash.

BBW has not provided a forecast income statement. BBW's approach is to make distributions out of net operating cash flow after taking into account other investment capital flows such as debt amortisation, the BBW DRP participation and future funding requirements or investment opportunities of the business. In addition, as BBW has a triple-stapled security structure incorporating a trust (BBWPT), it is not reliant on operating profit in order to be able to pay distributions. Consequently, BBW believes that the net operating cash flow position is more meaningful to its investors than its income statement.

A material component of the historical reconciliation between profit after tax and net operating cash flow is the difference between distributions received from associates (US investments) and the share of associates' profit (US investments). While distributions received from US associates are possible to forecast using the business assumptions in section 8.9(f), the shares of US associates' profits are determined by valuation movements. As is usual in forecasts included within public documents, movements in valuations are not forecast in the income statement as there is no reasonable basis on which to do so.

The economic return profile of the US investments varies throughout their life and this is explained in more detail in section 8.5(b)(v). For all BBW's US assets, the relevant period for the historical and guidance information provided within this document is the period when BBW, as a Class B member, receives its B class ownership proportion of all cash distributions of these wind farms.

(j) Commentary on prospects

A key component of BBW's near term growth strategy is the acquisition of wind farm assets under existing framework agreements and from B&B. BBW is continuously reviewing and evaluating investment opportunities, including on market transactions. Refer to section 8.5(b)(ii) and section 8.5(b)(iii) for detail on the existing framework agreements.

Through its relationship with B&B, BBW has identified two attractive investment opportunities in the US and Europe totalling approximately 637MW.[81] These assets are currently owned by B&B and BBW is currently undertaking due diligence and negotiating definitive sale and purchase documentation. Subject to approval of the terms of acquisition by BBW's independent directors and the approval of BBW Stapled Securityholders at a general meeting, BBW expects to complete the following acquisitions in the six months ending 31 December 2007:

> at least 50% of a company that holds the Enersis operating wind farm assets in Portugal totalling 262MW;[81] and
> 100% of B&B's interests in the US07 Class B interests totalling 375MW.[81]

The expected financial impact of these prospective acquisitions is based on the following assumptions:

> the acquisitions are approved by the BBW Boards following the completion of a due diligence process and sale and purchase agreements are executed;
> the acquisitions, which would represent related party transactions, are approved by BBW Stapled Securityholders at a general meeting;
> the Scheme Proposal is implemented, providing net funds of $201.5 million (ie. $211 million less transaction costs) that would be used towards the acquisitions;
> the acquisitions of the Enersis wind interest and the US07 Class B interests are completed in the first half of BBW FY08. The guidance for Enersis assumes the acquisition is effective from 1 July 2007 and presents a 50% interest in expected net operating cash flows. The guidance for US07 assumes acquisitions are made in line with current expectations of commencement of commercial operations in the second half of BBW FY07; and
> BBW is able to raise adequate funds to complete the purchases within the assumed timeframe.

BBW expects that the combined enterprise value of a 50% interest in the company that holds the Enersis assets and of 100% of B&B's interest in the US07 Class B interests will lie within a range that is +/-5% of $1,275 million. BBW expects that it will fund these acquisitions with cash funds available and debt (including debt that already exists within the company that holds the interest in the Enersis assets) in the ratio of approximately 25:75.

Figure 8.12 shows the expected cash flow impact of prospective acquisitions, on the basis of P50 production

Note:
81 Based on BBW's proposed proportionate interest.

Figure 8.12: Expected cash flow impact of prospective acquisitions

$ in millions	BBW FY08	BBW FY09
Operating portfolio (31 December 2006)[1]	90.5	90.5
Acquisitions[2]	31.5	38.5
Assets under construction[3]	10.0	24.0
Other events[4]	(12.0)	(12.0)
Net operating cash flow before prospective acquisitions	**120.0**	**141.0**
Minimum expected accretion from prospective acquisitions[5]	**55.2**	**65.4**
Net operating cash flow after prospective acquisitions	**175.2**	**206.4**
Per security (cents)		
Net operating cash flow per security[6]	**21.3**	**24.7**
Notional debt amortisation after prospective acquisitions[7]	(6.9)	(8.2)
Net operating cash flow after notional debt amortisation per security	**14.4**	**16.5**

Notes to Figure 8.12:

1 Operating portfolio includes the assets in the BBW Portfolio resulting from the initial public offering plus acquisitions announced in May 2006 (US03/04 Assets (remaining B&B Class B interest - Sweetwater 1&2, Blue Canyon, Combine Hills, Caprock)), US05 (Sweetwater 3, Kumeyaay, Bear Creek, Jersey Atlantic), Crescent Ridge and Eifel.

2 Acquisitions assumes cash flows from US06 Portfolio (phase 1 acquired March 2007, phase 2 acquired June 2007 and 3 expected to be acquired in the second quarter of BBW FY08), Kaarst (acquired January 2007), Monte Seixo and Serra do Candà (acquired June 2007)

3 Assets under construction assumes cash flows from Lake Bonney 2 (construction expected to be completed in the second half of BBW FY08), Fruges I & II (various stages of construction expected to be completed between the end of BBW FY07 and the end of BBW FY08).

4 Other events include increased base fees, manager expense amount and other ancillary costs as a result of growth in the portfolio.

5 Minimum expected accretion from prospective acquisitions is based on current estimates of wind farms' production at P50, tariff arrangements and operating costs, net of interest cost and based on current anticipated completion dates of acquisitions (50% interest in Enersis: completed in first half of BBW FY08, effective 1 July 2007; Class B interests in US07 portfolio: first half of BBW FY08).

6 Net operating cash flow per security assumes 821 million securities in BBW FY08 and 835 million securities in BBW FY09

7 Notional debt amortisation after prospective acquisitions is calculated as net debt, adjusted for timing of completion of construction and acquisitions, amortised over 25 years with a residual balance of 30%.

Due to the incentive management fee only being able to be calculated retrospectively, it is excluded from this guidance as there is no reasonable basis on which to forecast.

8.10 Board and senior management

(a) BBW Boards of directors

Figure 8.13: BBW Boards of directors

Director	BBWPL	BBWPS	BBWPB	Biography
Peter Hofbauer (Chairman of BBWPL, BBWPS and BBWPB, B&B executive)	X	X	X	Peter Hofbauer is the Global Head of B&B's Infrastructure business unit. Peter joined B&B in 1989 and has worked in both the Sydney and London offices. He is also a director of Babcock & Brown Infrastructure (BBI) and of the Responsible Entity of BBIT) as well as Chairman of Babcock & Brown Power (BBP) and of the Responsible Entity of BBPT).
Warren Murphy (B&B executive)	X	X	X	Warren Murphy is Head of Australian Energy in the Infrastructure business unit at B&B. Warren joined B&B in 1997 and is based in the Sydney office. He is also a director of Babcock & Brown Power (BBP) and of the Responsible Entity of BBPT).
Nils Andersen (Independent Director)		X		Nils Andersen held a senior position within Vestas, the Danish wind turbine manufacturer for over 20 years based in Denmark. Throughout 2003 and 2004 Nils was based in Australia as the managing director of Vestas-Australia.
Anthony (Tony) Battle (Independent Director)	X	X	X	Tony Battle has held various senior management positions in the finance industry for over 30 years, and at various stages has been involved in the evaluation and funding of major structured and corporate financings across a number of industry sectors. Tony's most recent role was in a senior position in the Corporate & Institutional division with Calyon Australia and prior to that with Credit Lyonnais, Commonwealth Bank and Partnership Pacific.
Douglas Clemson (Independent Director)	X	X	X	Doug Clemson is the former Finance Director of Asea Brown Boveri (ABB) where, from 1988 until his retirement in 1999, he was responsible for the corporate and project finance needs of the ABB group in Australia and New Zealand.

(b) BBW senior management

The key senior management personnel (employed by B&B) who have been seconded to BBWPM to provide management services to BBW under the BBW management arrangements are set out in Figure 8.14.

Further details of the management arrangements that exist between B&B and BBW are set out in section 8.14(b) and the relationship between B&B and the B&B Funds are set out in section 9.

Figure 8.14: BBW senior management

Senior Executive	Biography
Miles George (CEO)	Miles George joined the Infrastructure and Project Finance Group of B&B in 1997. Miles was a member of the B&B team which established Global Wind Partners in 2003 initially as a single asset private equity investment vehicle – the predecessor to BBW. In 2005 Miles jointly led the B&B advisory team which structured and implemented the Initial Public Offer and listing of BBW on the ASX, and since that time he has acted as an adviser to BBW on wind farm acquisitions in Australia and overseas.
Geoff Dutaillis (COO)	Geoff Dutaillis joined B&B in early 2005 and initially worked on new investment opportunities for Babcock & Brown Environmental Investments Limited and preparing BBW for its initial public offer, before taking on the role of Chief Operating Officer for BBW in October 2005. Prior to joining B&B, Geoff worked at Lend Lease for almost 19 years, including seven years based in London with their European development business.
Gerard Dover (CFO)	Gerard Dover joined B&B in September 2006. Between 1990 and 1996, Gerard worked with Price Waterhouse in the UK and Sydney. He then joined AstraZeneca in the UK holding a number of finance roles before working on the spin off and initial public offer of Syngenta AG.

8.11 Fee arrangements

Subsidiaries of B&B are the Manager of BBW and the Responsible Entity of BBWPT. BBW pays the following fees to B&B for undertaking those roles and providing the other services set out later in this section.

You should read all the information about fees and costs because it is important to understand their impact on an investment in BBW. Small differences in both investment performance and fees and costs can have a substantial impact on your long-term returns.

You will not be charged an establishment fee, contribution fee, withdrawal fee, termination fee or investment switching fee in connection with your investment with BBW.

(a) Responsible Entity Fee

BBWPS is entitled under the constitution of BBWPT to a management fee of 2.0% per annum of the value of gross assets of BBWPT.

BBWPS has waived its right to receive this fee in return for the payment to it of a fee of $512,500 (plus GST) per annum for 2007, increased (but not decreased) for CPI (**Responsible Entity Fee**). For so long as the BBW Management Agreements remain in place, BBWPS will waive its rights. The Responsible Entity Fee is payable to BBWPS quarterly in arrears.

BBWPS may increase its remuneration from time to time to reflect any increase in its overheads as Responsible Entity of BBWPT and notice of any such increase would be given as required by law and disclosed to ASX.

(b) Base management fees

BBWPM is entitled to receive base management fees for services provided under the BBW Management Agreements. The base management fee is calculated quarterly as 1.4% p.a. of the BBW Net Investment Value (NIV) (as defined in Figure 8.15) which is split between BBWPL (1.0%), BBWPB (0.2%) and BBWPT (0.2%) less the amount of the Responsible Entity Fee. The base management fee is payable to BBWPM by BBW quarterly in arrears.

Set out in Figure 8.15 is a hypothetical example of the manner in which the base management fee payable to BBWPM for managing BBW will be calculated. This example is provided for illustrative purposes only and does not purport to represent the likely fees payable nor the likely price of a BBW Stapled Security or relevant indices. The example is based on an approximate number of BBW Stapled Securities post-implementation of the Share Scheme and assumes a price of a BBW Stapled Security equal to the closing price as at 27 June 2007.

Figure 8.15: Base management fee calculation

	Days in quarter	90
	Relevant quarter	Quarter to 31 December 2007
Calculated net investment value		
AMC	Volume weighted average price[82] multiplied by the average closing number of BBW Stapled Securities[83] over the last 20 ASX trading days of the quarter; plus	$1,506,920,000
D	Aggregate sum of any external debt (including without limitation, hybrids) of BBW and its wholly owned entities as at the last trading day of the relevant quarter (but not including debt of the operating or project entities wholly owned by BBW) provided that D is capped at 14% of NIV; plus	$245,313,000
FC	Aggregate sum of firm commitments to future investments by BBW and its wholly owned entities as at the last trading day of the relevant quarter; less	$0
UC	Aggregate number of uncommitted cash balances of BBW and its wholly owned entities as at the last trading day of the relevant quarter (but not including cash balances of operating or project vehicles wholly owned by BBW); less	$0
EMA	Book value of any assets which are externally managed.	$0
	Net Investment Value = AMC + D + FC – (UC + EMA)	**$1,752,233,000**

Hypothetical fee payable to BBWPM for quarter:
- (1.4% x Net Investment Value x (Days/365)) – (Annual Responsible Entity Fee x (Days/365))
- (1.4% x $1,752,233,000 x (90/365)) – ($512,500 x (90/365))
- $5,922,434 for quarter

Hypothetical estimated annual base management fee payable to BBWPM:
- $24,018,762

BBWPM may also be entitled to further fees for services it provides to BBW which are beyond the normal scope of its services under the BBW Management Agreements. Such fees will be at market rates for the respective services.

Notes:
82 Assumed to be $1.865 for this hypothetical example
83 Assumed to be 808 million for the purposes of this hypothetical example.

(c) Incentive management fee
BBWPM may be entitled each half year (ending 30 June and 31 December) to an incentive management fee of up to 20% of the amount (if any) of any excess return of BBW Stapled Securities (as measured by the BBW Stapled Security Accumulation Index, an index formulated by BBWPM to measure the accumulated market value of BBW Stapled Securities) over the S&P/ASX 200 Accumulation Index (**Benchmark Index**).

The incentive management fee is payable in cash, though under the BBWPL Management Agreement, up to 60% may be paid in BBW Stapled Securities at the discretion of the BBWPL independent directors to reinforce alignment between securityholders and the Manager.

The incentive management fee is only payable in any half-year period (subject to any underperformance as described in the following paragraphs) where the movement of the BBW Stapled Security Accumulation Index is greater than that of the Benchmark Index for that period.

If the BBW Stapled Security Accumulation Index is less than the Benchmark Index in any half year period, the number of basis points by which the BBW Stapled Security Accumulation Index is less than the Benchmark Index will be carried forward and deducted from the BBW Stapled Security Accumulation Index of the subsequent period for the purpose of calculating the incentive management fee.

Consequently, any underperformance of the BBW Stapled Security Accumulation Index compared to the Benchmark Index must be made back before any further incentive management fee is paid to BBWPM. If the BBW Stapled Security Accumulation Index continues to be less than the Benchmark Index, this shortfall is carried forward to the following periods indefinitely until such time that the accumulated BBW Stapled Security Accumulation Index exceeds the Benchmark Index.

Set out in Figure 8.16 are hypothetical examples of the manner in which the incentive management fee payable to BBWPM for managing BBW will be calculated (in this example calculated as at the end of the half-year ended 31 December 2007). These examples are provided for illustrative purposes only and reflect an outperformance of 10% relative to the Benchmark Index and an underperformance of 10% relative to the Benchmark Index. These examples do not purport to represent the likely fees (if any) payable nor the likely price of a BBW Stapled Security or relevant indices.

Figure 8.16: Incentive management fee calculations

	Assumptions	Example 1	Example 2
	Relevant period: Half calendar year to 31 December 2007[84]		
A	Average market capitalisation over the last 20 trading days of the relevant period	1,506,920,000[85]	$1,506,920,000[85]
B	Average closing BBW Stapled Security Accumulation Index over the last 20 trading days of the year prior to the relevant period	100	100
C	Average closing BBW Stapled Security Accumulation Index over the last 20 trading days of the relevant period	105	115
D	Average closing Benchmark Index over the last 20 trading days of the year prior to the relevant period	100	100
E	Average closing Benchmark Index over the last 20 trading days of the relevant period	110	110
F	Deduction to be carried forward in respect of prior underperformance	0%	0%
	Adjusted movement in BBW Stapled Security Accumulation Index (Adjusted SSRI)	= [(C–B)/B] – F = [(105–100)/100] – 0% = 5% – 0% = 5%	= [(C–B)/B] – F = [(115–100)/100] – 0% = 15% – 0% = 15%
	Movement in Benchmark Index (BRI)	= (E–D)/D = (110–100)/100 = 10%	= (E–D)/D = (110–100)/100 = 10%
	BBW Stapled Security Return (SSR) for the relevant period	= A x Adjusted SSRI = $1,506,920,000 x 5% = $75,346,000	= A x Adjusted SSRI = $1,506,920,000 x 15% = $226,038,000
	Benchmark Return (BR) for the relevant period	= A x BRI = $1,506,920,000 x 10% = $150,692,000	= A x BRI = $1,506,920,000 x 10% = $150,692,000
	Above Benchmark Return for the relevant period	= SSR – BR = $75,346,000 – $150,692,000 = –$75,346,000	= SSR – BR = $226,038,000 – $150,692,000 = $75,346,000
	Incentive management fee for the relevant period[86]	= 20% x (SSR – BR) = 20% x –$75,346,000 = $0 (since negative result)	= 20% x (SSR – BR) = 20% x $75,346,000 = $15,069,200
	SSRI deduction to be carried forward to next financial year	= Adjusted SSRI – BRI = 5% – 10% = –5%	= Adjusted SSRI – BRI = 10% – 5% = Nil (since positive result)

Notes:

84 Note that the incentive management fee payable to BBWFM is calculated on a *half-yearly basis* whereas the incentive management fee payable to BBIM and BBPM as described in sections 5.11(c) and 7.11(c) respectively are calculated on an annual basis.

85 Hypothetical average market capitalisation as at 31 December 2007 assumes an average of 808 million BBW Stapled Securities on issue at $1.865 per BBW Stapled Security.

86 For the purpose of the hypothetical examples of the incentive management fee outlined above, it has been assumed that there is no carried forward deficit.

Note that although for the purpose of the hypothetical examples of the incentive management fee it has been assumed that there is no carried forward deduction in respect of prior underperformance, the cumulative carried forward deduction for determining future incentive management fees as at half-year ending 31 December 2006 was 26.461%. If this carried forward deduction were used in the hypothetical examples, the incentive management fee would be nil in both hypothetical examples.

(d) Manager expense amount

The manager expense amount represents an agreed estimate of certain expenses incurred by BBWPM in acting as the manager of BBW. This amount was initially set at $6 million per annum, which is payable by BBW. The base amount is subject to annual CPI increases and periodic increases approved by the board of BBWPL to reflect increased actual or estimated expenses. The amount for BBW FY07 is expected to be $6.291 million. In addition, BBWPM is entitled to be reimbursed for various out of pocket expenses.

(e) Other fees that may be payable to B&B

The following fees may be incurred by BBW, however B&B has waived its right to receive any financial advisory fees from BBW in relation to the Scheme Proposal:

(i) Break fees – one third of the net value of any break, termination or similar fees received by BBW in connection with an investment or proposed investment will be paid to BBWPM at the relevant time from the fees received by the relevant BBW entity.

(ii) Financial advisory fees – B&B has entered into an Exclusive Financial Advisory Agreement with BBW. The fees for these services are negotiated at the time on reasonable market terms.
Fees payable in relation to services in respect of a particular acquisition transaction are based on a sliding scale that also includes provision for adjustment to reflect the complexity of the transaction and includes a performance component payable solely at the discretion of the independent directors of BBW. The quantum of fees payable in relation to an acquisition must be at least 1.5% of the investment value of the relevant target. A higher fee will apply in respect of smaller transactions with a high level of complexity and larger, less complex transactions will have a lower fee percentage.
In the context of this agreement, investment value means the capital invested by BBW plus the proportion of the debt financing for the investment which is represented by BBW's investment.
More details on the Exclusive Financial Advisory Agreement are set out in section 9.3.

(iii) Additional fees – at commercial rates prevailing at the time of the contract.

(f) Example of annual fees and costs for an investment in BBW

Figure 8.17 gives an example of the fees and costs attributable to a $50,000 investment in BBW over a one year period:

Figure 8.17: Example of annual fees and costs

Example of annual fees and costs in BBW		Balance of $50,000
Contribution fees	Nil	Not applicable
PLUS management costs[87]	Approximately 2.25%[88] for the twelve months ending 30 June 2008	The management costs attributable to a $50,000 investment in BBW for one year are approximately $1,126[89]
EQUALS cost of fund		The fees and costs attributable to a $50,000 investment in BBW for one year are approximately $1,126[89]

Notes:

87 This includes the responsible entity fee, the base management fee, the incentive management fee, the manager expense amount and the fee payable to the custodian. This does not include any financial advisory or origination or disposal fees.

88 Assumes, for illustrative purposes only, a 1% out performance in relation to the calculation of the incentive management fee.

89 Note that these fees and costs are not deducted from distributions you receive from BBW. These fees and costs are paid by BBW before distributions are paid to securityholders.

8.12 Risk factors associated with an investment in BBW

An investment in BBW involves many risks that are specifically associated with wind energy generation, those specifically associated with BBW and those specifically associated with particular assets of BBW. The key risks of this type are outlined in this section 8.12.

In addition, an investment in BBW involves many general risks which relate to all investments in infrastructure assets, or even more general risks which relate to any equity investment. The key general risks are outlined in more detail in section 12.5.

This section and section 12.5 describe the key risks of an investment in BBW considered applicable by the BBW Directors based on their assessment of the probability of the risk occurring and expected impact if it were to occur. It is not an exhaustive list of all possible risks associated with an investment in BBW and there is no guarantee that other risks will not occur or, if the risks do occur, that their impact will be as described.

The risks set out in this section, and in section 12.5, as well as other risks not referred to, could materially affect the financial and operating performance of BBW and the value of an investment in BBW. Some of these risks can be mitigated by appropriate action, safeguards and procedures but many cannot be mitigated effectively.

(a) Renewable energy regulatory risks

Wind energy projects are generally dependent on mandatory or voluntary renewable energy incentive or emissions trading schemes and other government initiatives for their economic viability. These government initiatives or programs may cease or alter over time. With increasing social and political concern regarding climate change, escalating prices of fossil fuels and security of energy supply issues, renewable energy is high on the global political agenda and it is therefore expected further consideration of renewable energy incentive schemes will be given by governments in the foreseeable future.

(b) Market risk (electricity and renewable energy rights)

Demand for electricity and renewable energy rights is volatile being dependent on a number of factors including economic conditions, growth in energy demand, government policy, weather, availability and price of alternative fuels and energy sources.

This volatility may impact on the price of electricity and renewable energy rights positively or negatively.

It is common for wind farm project companies to have power purchase agreements that seek to mitigate much of the risk associated with movement in the market price of electricity and renewable energy rights. These agreements have differing duration and, upon their expiry, the wind farm project company may seek to enter into a new contract (which may be on better or worse terms than the expired contract depending on the market conditions at that time) or choose to sell its electricity directly into the market at pool prices.

A portion of BBW's energy production is exposed to market prices. Although BBW's pool price assumptions in its financial forecasts are generally supported by independent market adviser reports, the revenues derived from the sales of this energy remain uncertain.

(c) Wind variability and energy yield estimates

Wind resource and energy yield assessments are undertaken for each wind farm by independent technical advisers. These assessments are used as the basis for financial forecasts and to establish ranges for sensitivity analysis. These assessments retain a degree of uncertainty relating to the recording of historical wind data, wind and energy modelling and the natural variability of wind and may be recalibrated following several years of generation. There is no guarantee that any particular level of energy production will be achieved.

Variability around the estimated amount of energy produced by a wind farm and the revenue generated by it is likely to affect the economic performance of the owner of the wind farm project company.

(d) Delay in acquisition or failure to satisfy conditions precedent

Delay in satisfaction of the conditions precedent could delay completion of acquisition of the wind farms which BBW has contracted to acquire but not yet completed. Failure by either party to satisfy a condition precedent which is not waived by the other party may prevent completion from occurring at all. The risk of a delay in completing an acquisition of a wind farm which is already operational (such as the possible acquisition of at least a 50% interest in Enersis) is lower than in the case where a wind farm is to be acquired at the commencement of operation (such as the remaining wind farm in the US06 portfolio and the possible acquisition of US07 Class B interests).

8.13 Governance and other board matters

Section 9.4 contains a detailed description of the governance and board matters relevant to BBW.

8.14 Additional information

(a) Rights attaching to BBW Stapled Securities

BBW Stapled Securities issued pursuant to the Scheme will from their date of issue rank equally with the existing BBW Stapled Securities on issue (provided that they will not rank for the distribution for the half-year to 30 June 2007). The rights attaching to BBW Stapled Securities are detailed in the constitutions of BBWPL, BBWPB and BBWPT.

The key rights attaching to BBW Stapled Securities are summarised in this section. Rights attaching to BBW Stapled Securities may also arise under the Corporations Act, other laws and the Listing Rules. Those rights are not covered in this summary except where expressly indicated.

(i) Voting

At a general meeting of BBWPL, BBWPB or BBWPT, BBW Stapled Securityholders present in person or by proxy, attorney or representative have one vote on a show of hands and, in the case of BBWPL and BBWPB, one vote on a poll for each fully paid share in BBWPL and share in BBWPB, and in the case of BBWPT, one vote for each Australian Dollar of paid up value of units in BBWPT held. Voting on a special resolution of BBWPT must be decided on a poll, otherwise, voting on resolutions of BBWPL, BBWPB or BBWPT is by a show of hands unless a poll is demanded.

(ii) BBW Distributions

BBW Distributions may be comprised of dividends payable by BBWPL, dividends payable by BBWPB and/or distributions payable out of BBWPT.

In respect of dividends payable by BBWPL or BBWPB, the Directors of BBWPL and BBWPB may pay any interim or final dividends as, in their judgment, the financial position of BBWPL and BBWPB justifies.

In respect of distributions payable out of BBWPT, BBW Stapled Securityholders are entitled to receive their pro rata entitlement (by reference to the number of units held as a proportion of the total number of all units in BBWPT) to the distributable income of BBWPT for the relevant distribution period.

(iii) Issue of further BBW Stapled Securities

Subject to certain restrictions, BBW may issue, grant options in respect of, or otherwise dispose of BBW Stapled Securities. Any issue of new shares in BBWPL must be matched by a corresponding issue of new units in BBWPT and new shares in BBWPB which are stapled to those shares in BBWPL. The same applies for any issue of new units in BBWPT and new shares in BBWPB.

(iv) Transfer of BBW Stapled Securities

BBW Stapled Securityholders may transfer BBW Stapled Securities in accordance with the respective BBWPL, BBWPB and BBWPT constitutions. A transfer of a share in BBWPL will only be in registrable form if it relates to, or is accompanied by, a transfer of a corresponding unit in BBWPT and a corresponding share in BBWPB to which the share in BBWPL is stapled in favour of the same transferee. The same applies for any transfer of units in BBWPT or transfer of shares in BBWPB.

BBW may refuse to register a transfer of BBW Stapled Securities including where the transfer is not in registrable form or where such a refusal is permitted by the Listing Rules or ASX. Subject to the Listing Rules and ASTC Settlement Rules, while BBW is a listed entity, the BBW Directors may suspend the registration of a transfer at such times and for such periods as they deem fit.

(v) General meetings and notice

Each BBW Stapled Securityholder is entitled to receive notice of, and except in certain circumstances, attend and vote at general meetings of BBWPL, BBWPB and BBWPT and to receive all notices, accounts and other documents required to be sent to BBW Stapled Securityholders under the constitutions of BBWPL, BBWPB, or BBWPT, or the Corporations Act

(vi) Winding up or termination

BBW Stapled Securityholders are entitled on a winding up of BBWPL or a winding up of BBWPB or termination of BBWPT to receive a share in any surplus assets of BBWPL or BBWPB as relevant in proportion to the BBW Stapled Securities held by them (subject to any special resolution or rights or restrictions attaching to any class or classes of shares) and a proportionate share of BBWPT assets (after BBWPS has deducted its remuneration and costs and subject to any special rights or restrictions attached to any unit in BBWPT or the direction in writing of all BBW Stapled Securityholders).

(vii) BBW Stapled Securityholder's liability

A BBW Stapled Securityholder's liability is limited under the constitutions of BBWPT, BBWPB and BBWPL to the amount paid. However, BBW Stapled Securityholders should note that the courts have not finally determined the extent of liability of unitholders in unit trusts.

(b) Management arrangements

BBWPM, a subsidiary of B&B, is the Manager of BBW under the 25 year BBWPB Management Agreement, BBWPL Management Agreement and BBWPS Management Agreement. The BBW Management Agreements are due to expire in October 2030.

Under the terms of the BBW Management Agreements, BBWPM makes recommendations to BBWPB, BBWPL and BBWPS in respect of current and prospective investments and provides management services to BBWPB, BBWPL and BBWPS in its capacity as Responsible Entity of BBWPT.

The key roles undertaken by BBWPM include:

> investing and managing the asset portfolio;
> providing investment, consultation, advisory and management services generally in relation to authorised investments and the asset portfolio,
> identifying appropriate risk management policies and procedures in respect of the asset portfolio and reporting on the adequacy and effectiveness of those policies and procedures on a regular basis to the respective BBW Board;
> the implementation of BBW Board decisions;
> performing or procuring the performance of all reasonable accounting, tax, corporate secretarial, IT, reporting and compliance services;
> managing investor and public relations;
> providing any and all services that are necessary or incidental to the above; and
> other services to assist BBWPS in performing its role as Responsible Entity.

BBWPM has appropriate delegated authority from the relevant BBW entity to do all things necessary or incidental to perform its role, including to carry out investment transactions within pre-approved limits

BBWPM will also provide services to BBW in relation to the acquisition and disposal of authorised investments. BBWPM will provide its services to BBW through the BBW Management Agreements. BBWPL, BBWPB and BBWPS have only limited rights to terminate the BBW Management Agreements. A BBW Management Agreement may be terminated by BBWPL, BBWPB or BBWPS at any time where BBWPM is in material breach of the relevant BBW Management Agreement and has not been able to correct the breach within 90 days, where the B&B Group ceases to hold (directly or indirectly) more than 50% of BBWPM, where an insolvency event occurs in relation to BBWPM or where certain events relating to necessary licences, permits or authorisations held by BBWPM occur and are not remedied within 90 days.

Under the BBW Management Agreements, BBWPM is to be remunerated through payment of base fees as described in section 8.11(b) which will be paid by BBW to BBWPM. In certain circumstances, an incentive management fee as described in section 8.11(c) may also be payable to BBWPM. Separate fees are payable to BBWPM in relation to the origination and disposal of authorised investments

BBWPM will also be reimbursed by BBW for certain costs including but not limited to those relating to the BBW Management Agreements.

In performing its role, BBWPM must comply with the prevailing BBW investment strategy, the BBW Stapling Deed and any written policy and directions of the relevant BBW entity which do not contravene any law or the relevant BBW Management Agreement and are not inconsistent with the investment strategy or the BBW Stapling Deed.

(c) Interests of BBW Directors

Refer to section 15.22 for details on the interests of each BBW Director in relation to the Scheme Proposal.

(d) Bermuda law issues

BBWPB is incorporated in Bermuda Some implications of this are as follows:

(i) Takeovers

Unlike BBWPL and BBWPT, BBWPB is not subject to the sections in Chapter 6 of the Corporations Act dealing with the acquisition of shares (including substantial holdings and takeovers). Bermuda company law does not have a takeover code which effectively means that a takeover of BBWPB will be regulated under Australian takeover law. However, section 103 of the Bermuda Companies Act provides that where an offer is made for shares of a company and, within four months of the offer the holders of not less than 90% of the shares which are the subject of such offer accept, the offeror may by notice require the non-tendering shareholders to transfer their shares on the terms of the offer. Dissenting shareholders may apply to the court within one month of the notice, objecting to the transfer. The test is one of fairness to the body of the shareholders and not to individuals, and the burden is on the dissentient shareholder to prove unfairness, not merely that the scheme is open to criticism.

(ii) Taxation exemption

At the date of this Booklet, BBWPB is not subject to any Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax. BBWPB has obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act, 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until 28 March 2016, be applicable to BBWPB or to any of its operations or to its shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or to any taxes payable by BBWPB in respect of real property owned or leased by BBWPB in Bermuda.

(iii) Regulation in Bermuda

BBWPB is classified by the Bermuda Monetary Authority (**BMA**) as a Bermuda Standard Scheme under the Investment Funds Act 2006 (**IFA**). As a regulated mutual fund, BBWPB is subject to supervision of the BMA which may, at any time, instruct BBWPB to have its accounts audited and to submit them to the BMA within such time as the BMA specifies. In addition, the BMA may ask BBWPB and/or any of its directors to give the BMA such information or such explanation in respect of BBWPB as the BMA may reasonably require to enable it to carry out its duties under the IFA. BBWPB and/or its directors must give the BMA access to or provide at any reasonable time all records relating to BBWPB and the BMA may copy or take an extract of any record to which it is given access. The BMA may take certain actions if it is satisfied that a regulated mutual fund is or is likely to become unable to meet its obligations as they fall due or is carrying on business or is winding up its business voluntarily in a manner that is prejudicial to the shareholders or its creditors.



9

BABCOCK & BROWN'S RELATIONSHIP WITH THE B&B FUNDS



9.1 Summary of relationship between B&B and the B&B Funds

(a) Overview

B&B has established a number of B&B managed infrastructure funds in Australia, including BBI, BBP and BBW, with each of those funds having a B&B subsidiary as its external Manager. Each Manager has been appointed by the relevant fund to provide investment, advisory and management services in relation to the fund's assets and to identify and evaluate investment opportunities consistent with the fund's investment mandate. Each B&B Fund's executive management team is employed by B&B and seconded to the relevant Manager to provide the services under the Management Agreements.

The Manager of each B&B Fund receives fees for acting as Manager, including base and incentive fees. The incentive fees are directly related to the performance of the B&B Fund. More detail is set out in sections 5.11, 7.11 and 8.11.

The Responsible Entity for each of the registered managed investment schemes forming part of the B&B Funds, is a subsidiary of B&B and is entitled to fees in its role as Responsible Entity of that managed investment scheme. More details are set out in sections 5.11(a), 7.11(a) and 8.11(a).

The Responsible Entities of the registered managed investment schemes of BBP and BBW have appointed Babcock & Brown Asset Holdings Pty Ltd, a B&B related entity, as custodian of the assets of those schemes, for which that company receives custodian fees.

B&B also acts as a financial advisor to the B&B Funds, providing access to further investment opportunities for those funds. B&B earns market based financial advisory fees in this capacity (as approved by the independent directors of each B&B Fund) when acquisitions are successful. In the case of the acquisition of the Alinta Assets, B&B has agreed to waive the financial advisory fees it may otherwise receive from the B&B Funds.

There is a strong alignment of interests between each B&B Fund and B&B, through branding, investment and manager obligations. In addition, B&B has a direct ownership stake in each of the B&B Funds. B&B's ownership stakes in BBI, BBP and BBW as at 27 June 2007 are set out in Figure 9.1:

Figure 9.1: B&B holding in the B&B Funds

Fund	B&B current ownership 27 June 2007 (Securities)	B&B current ownership (% of total Securities on issue)
BBI	141.8m	7.7%
BBP	36.0m	10.0%
BBW	81.2m	12.1%

Note to Figure 9.1:
The 81.2 million securities held by B&B in BBW does not include an outstanding issue to B&B of 4.35 million securities which is subject to BBW Stapled Securityholder approval.

The strategic relationship between B&B and the B&B Funds has delivered strong deal flow and value to the securityholders in those funds.

(b) Strategic relationship with B&B

One of the key strengths of the business model is each of the B&B Funds' strategic relationship with B&B, which provides:

> breadth of access to more than 390 dedicated infrastructure professionals in 21 offices worldwide;
> breadth and depth of industry relationships;
> access to uncontested acquisition opportunities;
> access to a broad range of financing and related market opportunities; and
> opportunities for co-investment in large acquisitions.

(c) A global executive management team

The Manager of each B&B Fund has assembled a team of senior executives with extensive experience and expertise in the management of each of their relevant businesses, who work in a true partnership with the local management team of each asset business within the portfolio.

(d) Comprehensive risk and asset management

The Manager of each B&B Fund applies their financial expertise to effectively manage both foreign exchange and interest rate exposure.

Each B&B Fund maintains moderate gearing levels and a strong interest coverage.

9.2 Management services

(a) Responsible Entity

The Responsible Entities of the registered managed investment schemes forming part of BBI, BBP and BBW are subsidiaries of B&B and are set out in Figure 9.2:

Figure 9.2: The Responsible Entities of the B&B Funds

Fund	Managed investment scheme	Responsible Entity
BBI	Babcock & Brown Infrastructure Trust	BBIS, a subsidiary of B&B
BBP	Babcock & Brown Power Trust	BBPS, a subsidiary of B&B
BBW	Babcock & Brown Wind Partners Trust	BBWPS, a subsidiary of B&B

A responsible entity is a public company licensed by ASIC to operate a registered managed investment scheme.

The Responsible Entities of the managed investment schemes referred to above are obliged to operate the respective schemes in accordance with each scheme's constitution and the Corporations Act.

(b) Manager

The Managers of BBI, BBP and BBW are subsidiaries of B&B and are listed below:

Figure 9.3: The Managers of the B&B Funds

Fund	Entities that have each appointed a manager	Manager
BBI	BBIL and BBIS	BBIM, a subsidiary of B&B
BBP	BBPL and BBPS	BBPM, a subsidiary of B&B
BBW	BBWPL, BBWPS and BBWPB	BBWPM, a subsidiary of B&B

Each of the Managers referred to above provides management services and makes recommendations to the respective B&B Fund entities under 25 year Management Agreements.

Further details of the key roles that are undertaken by the Managers of BBI, BBP and BBW are set out in sections 5.14(b), 7.14(b) and 8.14(b).

9.3 Financial advisory services

B&B is highly experienced in originating, structuring and providing financial advice on infrastructure transactions. B&B has created a number of externally managed infrastructure funds, including BBI, BBP and BBW. These funds have the benefit of access to B&B's global infrastructure expertise, including in excess of 390 B&B staff in 21 offices world-wide.

To take advantage of the investment advisory and structuring skills of B&B, each of the B&B Funds has appointed B&B as its exclusive financial advisor. This financial advisory arrangement is separate to the Manager's role. Separate fees are payable by the B&B Funds for these financial advisory services. More details on these fees are set out in sections 5.11, 7.11 and 8.11.

The key roles that may be undertaken by B&B in providing financial advisory services to the B&B Funds include:

Transaction Facilitation Services:

> arranging due diligence reviews by appropriate advisors;
> developing an appropriate bid strategy for the transaction;
> developing a cash flow financial model for the transaction;
> undertaking an economic valuation of the transaction;
> identifying suitable corporate structures for the transaction;
> preparation and negotiation of the transaction documentation;
> obtaining required regulatory approvals; and
> assisting in closing the transaction.

Debt and equity facilitation services.

> Identifying and arranging suitable funding structures with regard to senior and subordinated debt, equity and quasi-equity, including evaluating the existing capitalisation of the target; and
> Arranging the preparation of any prospectus and/or information memorandum required to be presented to potential third party equity or quasi-equity investors.

9.4 Governance and other board matters

(a) General

The B&B Group has adopted a corporate governance framework for its managed funds and this includes a number of key principles to ensure the independence of each of the specialised funds which may be listed or unlisted trusts, companies, partnerships or stapled entities. In the context of the B&B Funds, these include:

- Each B&B Fund will report on its corporate governance framework and adopt, where considered appropriate, the best practice recommendations contained in the relevant stock exchange's corporate governance guidelines.
- A majority of directors of each B&B Fund (in aggregate across the relevant fund) are independent and appropriately qualified. The definition of "independent" is the definition set out in ASX guidelines.
- Where the chairman of a B&B Fund board is a B&B Group executive, a lead independent non-executive director is appointed for the respective board.
- Each B&B Fund has its own chief executive officer (CEO) whose primary responsibility is the operation and management of the relevant B&B Fund.
- The management of each B&B Fund is carried out by employees who report to the CEO of a B&B Fund with respect to their fund responsibilities and who understand that their primary duty in performing such responsibilities is to the securityholders of that B&B Fund. These staff are seconded by B&B to the relevant Manager and are dedicated to the management of the relevant B&B Fund.
- Each B&B Fund board will monitor the performance of the Manager and management team providing services to that B&B Fund. Each Manager will provide periodic reports to the relevant B&B Fund board confirming that it has complied with its obligations under the Management Agreement
- The independent directors of the B&B Fund boards will be given the opportunity to provide formal input to B&B on the performance of the Manager as a whole and the key employees of B&B who perform services for them.
- The CEO of a B&B Fund may only be removed by agreement between the independent non-executive directors of that fund and B&B, unless the CEO has accepted an alternative role within B&B or has resigned from B&B or the CEO's employment with B&B has been terminated for cause by B&B.
- Under the Management Agreements, all matters to be approved by a B&B Fund board must be recommended by the Manager. A B&B Fund board is under no obligation to act on any recommendation of the Manager.
- Each B&B Fund board has the right to seek independent professional advice (including but not limited to legal, accounting and financial advice) at the expense of the B&B Fund on any matter connected with the discharge of its duties. Directors of a B&B Fund board therefore have, if they so require, access to information relevant to investment and management decisions that is free from material conflicts of interest that might compromise the integrity of analysis.
- Related party transactions with B&B Group members are clearly identified and governed by rules requiring that they be undertaken on arm's length terms. Each B&B Fund has adopted a Conflicts of Interests Policy that sets out the principles and processes for managing conflicts of interest that may arise from time to time between the B&B Fund, the Manager and B&B.
- Only the independent non-executive directors of the B&B Fund make decisions about transactions that involve any member of the B&B Group. B&B executives who are directors of a B&B Fund board do not vote on related party matters.
- Any fees to be paid to members of the B&B Group which introduce transactions or otherwise provide services to any B&B Fund require approval by the independent non-executive directors of that fund. Fee schedules and mandate terms and conditions for transactions or services conducted by the B&B Group for B&B Funds are based on market conditions and must be on arm's length terms
- No B&B Fund has an exclusive right to participate in investment opportunities originated or identified by the manager or the B&B Group. As between B&B Funds managed by the B&B Group, in determining whether a B&B Fund is offered an opportunity, the B&B Group will have regard to the following principles:
  - whether the opportunity is within a B&B Fund's investment objectives and policy;
  - whether the B&B Fund is able to finance the investment at that time and at what cost; and
  - the capacity and interest of other funds managed by the B&B Group (including other B&B Funds) for that investment.

  Where the B&B Group is offering an investment opportunity to one or more of the funds managed by the B&B Group and that opportunity is of interest to and within the investment objectives and policy of more than one B&B Fund in the B&B Group, the B&B Group will determine whether and to whom to offer the opportunity after taking into account each fund's investment strategy, policy and objectives and each fund's willingness to acquire less than all of the investment. The B&B Fund will decide whether or not to accept any investment opportunity offered to it by the B&B Group.

- Each employee of B&B who performs services for a B&B Fund is subject to the B&B Group's risk management and other policies and each B&B Fund adopts, where appropriate, policies consistent with those maintained by B&B.
- In addition, the B&B Code of Conduct applies to all B&B Group staff which includes the specialised funds staff. The objectives of the Code of Conduct are to ensure that:
  - high standards of corporate and individual behaviour are observed by all employees in the context of their employment with the B&B Group;
  - employees are aware of their responsibilities to the B&B Group under their contract of employment and always act in an ethical and professional manner; and
  - all persons dealing with the B&B Group, whether it be employees, shareholders, suppliers, clients or competitors can be guided by the stated values and practices of the B&B Group.

(b) Corporate disclosure

The B&B Fund boards have put in place policies designed to ensure that each fund meets all applicable standards of disclosure pursuant to the Listing Rules. All material disclosed to ASX is also promptly displayed on the website of the respective B&B Fund.

(c) Audit, risk and compliance committees

To assist in the execution of their responsibilities, the boards of the B&B Funds have established committees covering audit, risk and compliance. Each committee reports to their respective board to assist directors in carrying out their obligations. The boards, via their respective committees, are committed to the management of risk throughout the operations of the respective B&B Fund.

(d) Compliance plan

In accordance with Part 5C.4 of the Corporations Act relating to registered managed investment schemes, the responsible entity for each such scheme forming part of the B&B Funds has prepared a Compliance Plan that has been lodged with ASIC. Each Compliance Plan describes the procedures that the responsible entity will apply in operating the scheme to ensure compliance with the Corporations Act and the constitution of the scheme.

(e) Dealing in stapled securities in a B&B Fund

The boards of the B&B Funds have approved policies for dealing in the stapled securities of their respective fund by the directors, management and senior executives of that fund. These trading policies specify the periods during which the purchase and sale of stapled securities may occur by such persons and set out a notification procedure concerning any such transactions.

(f) Custodian

The Responsible Entities of the registered managed investment schemes of BBP and BBW have appointed Babcock & Brown Asset Holdings Pty Ltd as custodian of the assets of those schemes. The custodian holds the assets of each scheme as directed by the relevant Responsible Entity and acts only on the instructions of that Responsible Entity. BBIS has not appointed a third party custodian in relation to BBIT.

9.5 Additional information

(a) Funds pending re-investment

If any of the B&B Funds has available funds pending re-investment or distribution of cash receipts, any such cash is generally applied towards reducing short-term debt or held as cash or invested in cash equivalents, near cash instruments, money market instruments and money market funds and cash funds. The B&B Funds may also from time to time hold other financial instruments designed for efficient portfolio management or to hedge interest, inflation or currency rate risks.

The B&B Funds, subject to the approval of their respective boards, may also lend available funds which they hold as part of their cash management practices. Such loans may be made to entities within the B&B Group provided they are on arm's length terms (including market rates of interest) (**Loans**).

It is anticipated by the BBI Board, BBP Board and BBW Board that B&B may, if opportunities arise, primarily use any Loans to invest in the origination, development or financing of assets within the investment criteria of the relevant B&B Fund (having advanced the Loan). Where B&B applies Loan funds to such assets, B&B would make the relevant assets available to the relevant B&B Fund at cost (including holding costs) plus financial advisory and/or origination fees. The relevant B&B Fund would be under no obligation to acquire such assets. Further, any acquisitions would be subject to its due diligence and approval processes (including independent director and stapled securityholder approval if required under the Listing Rules).

(b) Complaint handling procedure

The B&B Funds have procedures in place to properly consider and deal with any complaints received from BBI Stapled Securityholders, BBP Stapled Securityholders and BBW Stapled Securityholders

If securityholders wish to register a complaint, they should contact the relevant compliance manager for the respective Responsible Entity (contact details are shown in the Corporate Directory at the back of this document). The Responsible Entity will acknowledge the complaint, investigate it and decide what action needs to be taken. The Responsible Entity will notify the securityholder of its decision, together with any remedies that are available or other avenues of appeal against the decision.

If you are not satisfied that your complaint has been properly handled by the Responsible Entity within 45 days of receipt, complaints about your investment in a B&B Fund can be made to:

Financial Industry Complaints Service Limited
PO Box 579
Collins Street West
Melbourne VIC 8007
Australia
Telephone number: 1300 780 808

(c) Investment considerations

Each B&B Fund will comply with its obligations at law in relation to the selection, retention or realisation of any investment, including any such obligations relating to labour standards or environmental issues. Each B&B Fund will also comply with the normal standards of corporate governance and corporate behaviour observed by other public listed entities in Australia, but will not otherwise be bound by any specific social, environmental, labour standards or ethical agenda in the selection, retention or realisation of any investment.



10
APA GROUP



As part of the Scheme Proposal, Alinta intends to distribute the existing APA Securities held by members of the Alinta Group. Prior to the APA Distribution, members of the Alinta Group will reorganise their holdings of APA Securities, so that Alinta becomes the registered holder of the Alinta Group's interest in APA. Alinta will then implement the APA Distribution.

Alinta Shareholders who receive an APA Distribution will have a direct holding in APA Securities.[90] Currently, Alinta Shareholders have an indirect investment in APA Securities. This section outlines the details of Alinta's investment in the APA Securities, explains how the APA Securities will be distributed to the Alinta Shareholders and the nature of the investment that Alinta Shareholders who receive an APA Distribution will have after Implementation.

10.1 Sources of information

The following description of APA and the APA Securities and the financial information concerning APA contained in this section has been prepared by Alinta using publicly available information This information has not been independently verified by Alinta. To the maximum extent permitted by law, Alinta does not make any representation or warranty, express or implied, as to the accuracy, currency or completeness of this information

The information about APA and the APA Securities provided in this section should not be considered comprehensive. Further information on APA is available on APA's website: www.pipelinetrust.com.au and in ASX announcements (see section 10.7). Alinta makes no representation or warranty, express or implied, as to the accuracy, currency or completeness of any information available on APA's website or the ASX website.

10.2 Profile of APA Securities

APA is an ASX listed entity with a market capitalisation as at 27 June 2007 of approximately $1.8 billion. Alinta is currently the largest single securityholder in APA with an interest of approximately 35%. The only other significant securityholder in APA as at 27 June 2007 is Petronas Australia Pty Ltd, with a 10.4% interest.

APA listed on ASX in 2000 under the name Australian Pipeline Trust. In December 2006, APA changed its name from Australian Pipeline Trust to APA Group.

APA comprises Australian Pipeline Trust (ARSN 091 678 778) **(APT)** and APT Investment Trust (ARSN 115 585 441) **(APTIT)**. The responsible entity for APT and APTIT is APL. Each APA Security consists of one unit in APT stapled to one unit in APTIT (i.e. it is not possible to transfer a unit in APT without also transferring a unit in APTIT, and vice versa).

APA has interests in gas transmission pipelines, gas distribution networks, gas processing and storage facilities, gas-fired power generation, electricity transmission and asset management.

Since 2005, APA has been pursuing a strategy to acquire and develop interests in complementary energy infrastructure. This strategy has resulted in a number of recent investments including (but not limited to) the networks business of Origin Energy, the Murraylink and DirectLink electricity transmission assets and the Allgas gas distribution network. APA has stated that it is actively seeking further opportunities for growth in gas transmission pipelines and complementary energy infrastructure that is consistent with its strategy and investment criteria.

Note:
90 Unless their APA Securities are sold for them by the Nominee under the Cash Out Facility.

Figure 10.1: APA assets as at April 2007


Darwin
Bonaparte Gas Pipeline Project
Mataranka
Daly Waters
Telfer Gas Pipeline
Port Hedland
Telfer
Amadeus Basin to Darwin Pipeline (Amadeus Gas Trust)
Alice Springs
Mereenie
Palm Valley
Alice Springs Gas Pipeline (Envestra)
Goldfields Gas Pipeline (APA/Alinta)
WA
Midwest Pipeline (APA/Horizon)
Parmelia Gas Pipeline
Perth
Pinjarra
Mondarra Gas Storage Facility
Kalgoorlie
Kambalda
Kalgoorlie to Kambalda Pipeline
Carpentaria Gas Pipeline
Mt Isa
QLD
Ballera
Roma to Brisbane Pipeline
Gladstone to Maryborough Gas Pipeline (Envestra)
Bundaberg
Maryborough
Brisbane
Allgas Distribution System
Directlink
Moomba
Moomba to Sydney Pipeline
NSW
Central West Pipeline
Sydney
Canberra
Murraylink
Adelaide
Riverland Pipeline (Envestra)
Wagga Wagga
Melbourne
Portland
Port Campbell
Longford
LNG Facility
SEA Gas Pipeline (APA/TRUEnergy/International Power)
GasNet Pipeline System
Envestra Distribution System
Pipelines
Proposed
Electricity Transmission
Envestra Distribution major service area
Gas Processing facilities
Gas Storage facilities

Source: APA's presentation for acquisition of Origin Energy Network's Assets disclosed to ASX on 4 April 2007.

(a) Business overview

(i) Gas transmission

APA owns, or has interests in, more than 10,000 kilometres of gas transmission pipelines, with a presence in all mainland states and territories.

APA's interests in major pipelines include.

Asset	State	Length (km)	Interest[1]
Fully owned assets			
Moomba to Sydney Pipeline System	NSW	2,029	100%
GasNet Victorian gas network	Vic	1,930	100%
Central West Pipeline	NSW	255	100%
Roma to Brisbane Pipeline System (including Peat Lateral)	Qld	851 (972)	100%
Carpentaria Gas Pipeline	Qld	840	100%
Parmelia Gas Pipeline	WA	445	100%
Port Hedland to Telfer Lateral	WA	443	100%
Partly owned assets			
Amadeus Basin to Darwin Pipeline System (including Darwin distribution system)	NT	1,681	96%
Goldfields Gas Pipeline System (including Newman Lateral)	WA	1,427	88%
Midwest Gas Pipeline	WA	353	50%
SEA Gas	Vic/SA	680	33%

Note:

1 Rounded to nearest percentage.

APA also owns a number of smaller pipeline laterals.

(ii) Gas distribution

In November 2006 APA acquired Allgas, one of the two major gas distribution networks in Queensland. Allgas services high population growth centres in south east Queensland and northern NSW and includes over 2,300 kilometres of distribution mains.

In April 2007, APA announced that it had acquired a 17.2% interest in Envestra through its acquisition of Origin Energy's networks businesses. Envestra is an ASX listed entity which owns approximately 19,100 kilometres of gas distribution networks in South Australia, Victoria, Queensland, New South Wales and the Northern Territory.

(iii) Electricity transmission

APA owns the following electricity transmission assets:

(A) Murraylink – a 180 kilometre underground high voltage direct current cable interconnector connecting the Victorian and South Australian electricity transmission networks. Acquired by APA in March 2006.

(B) DirectLink – one of two electricity transmission links between the New South Wales and Queensland power grids. Acquired by APA in February 2007.

(iv) Gas facilities

APA has invested in a number of gas facilities, including gas processing facilities at Kogan North and Tipton West (both in Queensland) and a gas storage facility at Mondarra (Western Australia).

(v) Power generation

In 2006, APA entered into agreements to build own and operate the Daandine Power Station in Kogan (27MW) and the Xstrata Power Station in Mt Isa (30MW). APA has also been selected as preferred infrastructure partner in relation to the 30MW Richmond Valley Power Station.

(vi) Asset management

APA acquired Origin Energy Asset Management (**OEAM**) as part of its acquisition of Origin Energy's networks businesses announced in April 2007. OEAM is a major service provider to gas networks in Australia. Approximately 90% of current revenue is sourced from operating and management agreements with Envestra.

(b) Historic financial performance

APA's financial performance for the years ended 30 June 2005 and 30 June 2006, and for the six months ended 31 December 2006, is provided below.

	Year ended 30 June 2006 $m	Year ended 30 June 2005 $m	Six months to 31 Dec 2006 $m
Before significant items:			
Total revenue	367.3	379.0	243.3
EBITDA	178.9	200.4	134.9
EBIT	142.5	161.6	105.8
Pre-tax profit	78.0	90.4	48.6
Operating profit after income tax and minorities	51.4	60.7	32.6
Significant items after income tax	58.2	1.9	(0.4)
Net profit attributable to securityholders	109.5	62.5	32.3

Consistent with its strategic plan, APA has made a series of acquisitions and new investments, expanding its total asset base from $2.1 billion as at 30 June 2006 to $4.0 billion at 31 December 2006.

APA's balance sheet as at 31 December 2006 is provided below.

	$m
Cash and cash equivalents	227.1
Other current assets	77.5
Total current assets	**304.6**
Property, plant and equipment	3,405.6
Other non-current assets	299.9
Total non-current assets	**3,705.5**
Total assets	**4,010.1**
Short term debt	861.0
Other current liabilities	129.8
Total current liabilities	**990.7**
Long term debt	1,578.0
Other non-current liabilities	254.6
Total non-current liabilities	**1,832.5**
Total liabilities	**2,823.3**
Parent equity interest	884.8
Minority interests	302.1
Net assets	**1,186.9**

In addition, on 28 May 2007 APA announced that it had raised US$654 million (A$811 million) through a private placement to North American investors.

(c) Distributions
APA's distributions per security from 2004 to 2006, and forecast distributions per security in 2007 and 2008, are provided below. APA has provided guidance on the 2007 financial year forecast distributions per security of $0.28, which represents a 17% increase over the 2006 financial year.

APA has delivered growth in distributions per security at a CAGR of 9.2% over the period 2004 to 2007.

APA has stated that its primary strategic objective is to grow distributions per security by at least CPI annually.

(d) APA Security price performance
Since listing in June 2000 to 27 June 2007, APA has delivered an average annual total securityholder return of approximately 20%. This compares to approximately 15% for the S&P/ASX 200 Accumulation Index over the same period.

The peak in the APA Security price (see Figure 10.3) corresponds to the announcement on 17 August 2006 that Alinta had acquired approximately 4% of APA Securities at prices up to $5.00 per APA Security.

The closing price for APA Securities on 27 June 2007 was $4.15. In the three months prior to 27 June 2007, the highest and lowest trading prices of APA Securities were $4.49 and $4.05 respectively.

(e) Further information
Further information on APA is available on www.pipelinetrust.com.au

10.3 Distribution mechanism

The Consideration to be received by Alinta Shareholders includes the APA Distribution, which is intended to be a distribution of 0.301 APA Securities for each Alinta Share held. The APA Distribution will occur by a combination of the APA Dividend and the Capital Reduction.

(a) APA Dividend
The Alinta Directors intend to declare a dividend of $0.93 per Alinta Share, to be paid on the Implementation Date to Alinta Shareholders on the Alinta Register at the Record Date (these persons are also the Share Scheme Participants). The declaration of this dividend will be subject to the Share Scheme and the Capital Reduction proceeding. The value of the dividend component of the APA Distribution is fixed. It is to be satisfied by the distribution *in specie* of APA Securities having a value on the trading date before the Implementation Date intended to be $0.93. The APA Dividend will be franked to the maximum extent possible ($0.40 per Alinta Share).[91]

(b) Capital Reduction
Under the Capital Reduction, the share capital of Alinta will be reduced by an amount per Alinta Share on issue at the Record Date. The amount of the Capital Reduction per such Alinta Share will be determined on the Implementation Date and will be equal to the value of 0.301 APA Securities on the Implementation Date (based on the VWAP of the APA Securities on ASX on the trading day immediately prior to the Implementation Date) less the APA Dividend (intended to be $0.93). In return for the reduction of capital per Alinta Share, Alinta Shareholders will receive a distribution *in specie* of APA Securities having a value equal to

Figure 10.2: APA distributions per security



30.0
25.0
20.0
15.0
Cents per Security
CAGR = 9.2%
(2004–2007)
21.5
22.5
24.0
Historical
Guidance
2004
2005
2006
2007
Financial Year

Note:
91 For Alinta Shareholders who can utilise the franking credits. See Section 14 for more detail.

the value of the 0.301 APA Securities on the trading day before the Implementation Date less the APA Dividend (intended to be $0.93). If any Alinta Shareholder would receive a fraction of an APA Security, that fraction will be replaced with cash (based on the VWAP of APA Securities on ASX on the Business Day two Business Days before the Implementation Date).

The resolution to approve the Capital Reduction is conditional upon the Share Scheme becoming Effective. The Share Scheme is conditional on the Capital Reduction being approved.

(c) Approval required and General Meeting
The APA Distribution has been approved by the Alinta Directors in accordance with Alinta's constitution, subject to the Share Scheme and the Capital Reduction being Implemented.

Under the Corporations Act, Alinta is permitted to reduce its share capital if the reduction:
(i) is fair and reasonable to Alinta Shareholders as a whole;
(ii) does not materially prejudice Alinta's ability to pay its creditors; and
(iii) is approved by Alinta Shareholders in accordance with the Corporations Act.

The Independent Expert has considered the Capital Reduction and concluded that it is fair and reasonable to Alinta Shareholders as a whole and does not materially prejudice Alinta's ability to pay its creditors.

The Capital Reduction is an equal capital reduction under section 256B(2) of the Corporations Act.

The General Meeting to consider and, if thought fit, pass the resolution to implement the Capital Reduction will be held following the Share Scheme Meeting at the Perth Convention Exhibition Centre, Riverside Theatre, 21 Mounts Bay Road, Perth, WA 6000 and not before 12pm WST (2pm AEST) on 15 August 2007. Notice of the General Meeting is set out in Annexure D to this Booklet.

(d) Ineligible Overseas Shareholders
The APA Distribution is not available to Ineligible Overseas Shareholders.

Alinta will be under no obligation to transfer APA Securities to an Ineligible Overseas Shareholder and will instead arrange for the Nominee to sell them on behalf of the Ineligible Overseas Shareholder during five Business Days after the Implementation Date and account to the Ineligible Overseas Shareholders for the net proceeds of sale (after deducting the costs of sale) in full satisfaction of the Ineligible Overseas Shareholder's rights under the APA Dividend and Capital Reduction.

10.4 Rights attaching to APA Securities

APA Securities consist of units in APT and APTIT which are stapled together (i.e. a unit in APT cannot be transferred without a unit in APTIT and vice versa). Both APT and APTIT are registered managed investment schemes under the Corporations Act, of which APL is the responsible entity.

The APA Securities to be distributed under the Share Scheme will be distributed fully paid and will rank equally for distributions and other rights with all other APA Securities on issue from their date of distribution.

(a) The constitutions of APT and APTIT
Upon receipt of APA Securities under the Share Scheme, you will become members of, and bound by, the constitution of APT and APTIT.

The constitutions of APT and APTIT set out the principal rights and obligations attaching to APA Securities. Those rights and obligations are regulated by the Corporations Act, the Listing Rules and general law.

Figure 10.3: APA Security price since listing


$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
Alinta announced it had acquired approximately 4% of APA Securities at prices up to $5.00 per Security
12 Jun 00
29 Oct 01
17 Mar 03
2 Aug 04
19 Dec 05
27 Jun 07

The following provides a summary of the key rights and obligations attaching to APA Securities. It does not purport to be exhaustive or to constitute a definitive statement of the rights and obligations of holders of APA Securities. You should seek your own advice when trying to establish the rights and obligations attaching to APA Securities in specific circumstances.

(b) Rights attaching to APA Securities

(i) General meeting and notices

Each holder of an APA Security is entitled to receive notice of and, except in certain circumstances, attend and vote at general meetings of APA and to receive all notices, accounts and other documents required to be sent to unit holders under the constitutions of APT or APTIT, the Corporations Act or the Listing Rules.

(ii) Voting rights

At a general meeting of APA, each holder of an APA Security present in person or voting by an attorney, representative or proxy has one vote on a show of hands and one vote for each dollar of the value of APA Securities held on a poll. Voting on resolutions is by a show of hands unless a poll is demanded, except in the case of a special resolution, which must be decided on a poll.

(iii) Issue of APA Securities

APL may issue, or grant options in respect of, further APA Securities. Any issue of new units in APT must be matched by a corresponding issue of units in APTIT, which are stapled to the units in APT to form APA Securities.

(iv) Transfer of shares

Subject to the constitutions of APT and APTIT, the Corporations Act and the Listing Rules, APA Securities are freely transferable. Holders of APA Securities may transfer APA Securities by a proper instrument of transfer, in the manner prescribed by APL.

APL may refuse to register a transfer of APA Securities in certain circumstances, including where the transfer is not in the proper form or where such a refusal is permitted or required by the Listing Rules or ASX. The transfer of a unit in APT or APTIT must be accompanied by a transfer of the corresponding APTIT or APT unit respectively to which that unit is stapled, in the absence of which APL will in any event transfer the corresponding stapled unit to the same transferee.

(v) Distributions

The directors of APL may pay any interim or final distributions to holders of APA Securities as, in their judgment, the financial position of APA justifies.

When a distribution is made, the amount payable to a holder of APA Securities will depend on the number of APA Securities held by the securityholder (excluding amounts credited).

Subject to the terms of issue of particular APA Securities, holders of APA Securities on the register at the end of a distribution period are entitled to a share in APA's income proportionate to the number of APA Securities held by them. Unless distributions are to be reinvested or APL otherwise considers that it is in the interests of securityholders to delay payment, APL will pay distributions within three months of the end of the relevant distribution period.

APT is deemed to be a company for tax purposes. Consequently, certain distributions it pays to APT securityholders are deemed to be dividends for tax purposes. Such distributions may also have franking credits attached to them.

(vi) Winding up

In the event that APA is wound up, holders of APA Securities are entitled to receive a proportionate share of the APA assets (after APL has deducted its remuneration and costs, and subject to any special rights or restrictions attaching to any APA Security or the direction in writing of all securityholders).

(vii) Distribution reinvestment and share plans

APL may adopt and implement a distribution reinvestment plan under which holders of APA Securities may request that all or a proportion of specified distributions payable to them be satisfied by the issue of further APA Securities to them.

(viii) Liability of securityholders

Constitutions of APT and APTIT state that the liability of a holder of an APA Security is limited to the amount paid (or payable, in the case of partly paid APA Securities) for those APA Securities. The APA Securities being distributed are fully paid.

However, it should be noted that the courts have not finally determined the extent of liability of unitholders in unit trusts.

(ix) Fees, expenses and indemnity

APL is indemnified and entitled to be reimbursed out of, or have paid out of, the assets of APA, all costs incurred in the proper performance of its duties or the exercise of its powers, in the course of its office or in relation to the administration or management of APA.

10.5 Divestment constraints

Alinta acquired 19.7% of the 35% interest in APT under the AGL Merger. It acquired the balance of its interest by a combination of market acquisitions and participation in a placement and renounceable rights issue. On 3 August 2006, the ACCC announced that it would not oppose the proposed acquisition by Alinta of the AGL infrastructure assets, which included APT, under the AGL Merger, after accepting court enforceable undertakings from Alinta pursuant to section 87B of the Trade Practices Act.

In the undertakings of 3 August 2006, Alinta undertook, among other things, to divest all of the units it holds in APT and all of the shares it holds in APL, including any rights or options to acquire shares in APL or units in APT by a confidential divestment date.

On 27 November 2006, the ACCC accepted revised court-enforceable undertakings offered by Alinta (which replaced the undertakings of 3 August 2006) in relation to a proposal by Alinta to acquire further units in APT and shares in APL. In order to comply with the undertakings, the Nominee under the Cash Out Facility will be instructed not to sell APA Securities to any individual purchaser that would acquire more than 5% of APA Securities unless they are approved by the ACCC. **On 27 June 2007**, the ACCC informed Alinta that it had no objection to Alinta distributing the APA Securities to Alinta Shareholders on a pro rata basis provided that no Alinta Shareholder then has an interest in more than 5% of APA Securities.

Copies of the ACCC's press releases and the undertakings of 3 August and 27 November 2006 can be obtained from the ACCC's website or by calling the Alinta Information Line on 1800 135 107 (within Australia) or +61 2 8268 3641 (outside Australia), Monday to Friday between 7.00am to 5.00pm (WST) (9.00am to 7.00pm AEST).

10.6 Undertakings by the Consortium Parties

Information on undertakings offered by certain Consortium Parties to the ACCC in respect of the APA Securities is outlined in section 15.24(c).

10.7 APA ASX announcements

APA Securities are listed on ASX and, accordingly, APA is subject to the periodic and continuous disclosure requirements prescribed under the Corporations Act and the Listing Rules. For information concerning the financial position and affairs of APA, you should refer to the full range of information that has been disclosed by APA pursuant to these requirements. Copies of announcements made by APA to ASX are available from ASX at www.asx.com.au and from APA at www.pipelinetrust.com.au. This information may be relevant to your assessment of the Scheme Proposal.

10.8 APA Separation

On 28 June 2007 Alinta and APA entered into agreements to separate various interests and conclude outstanding litigation.

The agreements have the following aspects:

(i) Alinta agreed that it would dispose of its 35% unit holding in APA pursuant to the Scheme Proposal. If the Scheme Proposal does not proceed Alinta will distribute the APA Securities either pro rata to its own shareholders or by bookbuild by 14 December 2007.[91A]

(ii) Alinta and APA agreed arrangements to enable termination of agreements under which an Alinta subsidiary operates and maintains various APA pipelines (including the Moomba to Sydney pipeline) and also for the transfer to an APA nominated buyer of operating arrangements relating to non APA owned pipelines which operate in conjunction with APA owned pipelines. The gross consideration payable by APA to Alinta for the arrangements is $210 million.
This aspect of the agreements is conditional on ASX granting APA a waiver of ASX Listing Rule 10.1 or APA securityholders approving the entry into the agreement with a substantial security holder (Alinta). If this condition is not satisfied, APA must take certain steps to facilitate Alinta disposing of the operations and maintenance contracts relating to APA pipelines to a third party.

(iii) Alinta and APA also agreed to terminate several items of litigation between them, including the litigation referred to in section 10.9 below.

Alinta believes that it is in the best interests of shareholders for it to dispose of its 35% APA stake. If the Scheme Proposal does not proceed it intends (and has agreed with APA) to distribute the 35% APA Group holding either pro rata to its shareholders or by bookbuild by 14 December 2007.[91A]

10.9 Litigation

The Full Federal Court found that Alinta's entry into the Merger Implementation Agreement with AGL and subsequent purchase of a 10.25% stake in APA contravened section 606 of the Corporations Act. Despite Alinta's view that it acted lawfully at all times in relation to its acquisition of this stake, it considers that the time and expense of pursuing an appeal to the High Court is not justified, in light of its decision to distribute the securities. In order to facilitate Implementation of the Scheme Proposal (if approved by Alinta Shareholders), and as part of the agreements referred to in section 10.8, Alinta consented to orders requiring it to distribute the 10.25% stake in APA (which now represents 9.8% of APA) by a distribution pro rata to its own shareholders or by bookbuild. If the Scheme Proposal proceeds, the distribution will be effected as part of that proposal.

The Full Federal Court also ruled (in favour of Alinta) that the Takeovers Panel's declaration of unacceptable circumstances in relation to the purchase of the 10.25% stake in APA was invalid. The High Court has granted the Commonwealth Attorney-General special leave to appeal this decision.

No date has yet been set for the hearing of the appeal to the High Court. It is considered unlikely that the High Court will deliver a decision before the Implementation Date. (For further information on possible risks of a decision before the Implementation Date, see section 12.2(a)).

Note:
91A No person may have an interest in more than 5% of APA following participation in the bookbuild



11 ALINTA FINANCIAL INFORMATION

11.1 Basis of preparation for Alinta financial information

(a) Alinta historical financial information

The historical financial information has been derived from the audited financial statements of Alinta for the year ended 31 December 2006.

(b) Alinta forecast financial information

The pro forma forecast financial information for the six month periods ending 30 June 2007, 31 December 2007 and 30 June 2008 respectively have been prepared for illustrative purposes for use in this Booklet only. The pro forma forecast financial information is based on circumstances at the date of this Booklet and an assessment of present economic and operating conditions, and on a number of assumptions regarding future events and actions

Alinta has a financial year end of 31 December. The presentation of six monthly forecast information has been provided to allow this information to be presented on a 30 June year end basis consistent with the information contained within sections 5.9, 7.9 and 8.9.

(c) Alinta's accounting policies

The AIFRS accounting policies adopted by Alinta in the preparation of the financial information for the periods ending 31 December 2006 to 30 June 2008 are set out in Alinta's financial report for the year ended 31 December 2006 (available at www.alinta.net.au). The financial information has been presented in an abbreviated form. It does not contain all the disclosures that are usually provided in an annual report prepared in accordance with the Corporations Act.

This section contains the following information:

> Historical income statement for the year ended 31 December 2006;
> Pro forma forecast income statements for the six month periods ending 30 June 2007, 31 December 2007 and 30 June 2008 respectively,
> Reconciliation of pro forma profit attributable to members of Alinta to the results expected to be reported for the six month period ending 30 June 2007;
> Composition of pro forma forecast income statement for the year ending 30 June 2008;
> Pro forma balance sheet as at 31 December 2006; and
> Composition of pro forma balance sheet as at 31 December 2006,

(collectively, **the Alinta Financial Information**).

The results and net assets of existing Alinta entities have been allocated to the respective Consortium member (Figures 11.3 and 11.5) consistent with the assumptions of the proposed allocations of the Alinta businesses, as detailed in section 4.3(b) of this Booklet.

The Alinta Directors' forecasts should be read in conjunction with the assumptions upon which they are based in section 11.6.

The financial information in this section should be read in conjunction with the risks described in section 12 and other information contained in this Booklet.

The Alinta Financial Information contained in this section has been reviewed by PricewaterhouseCoopers Securities Ltd whose Investigating Accountant's Report relating to the Alinta Financial Information is included in Annexure F to this Booklet.

11.2 Alinta pro forma income statements

The historical and pro forma forecast Alinta income statements are summarised in Figure 11.1.

Figure 11.1: Alinta pro forma income statements

$ in millions	Historical results year ended 31 December 2006[1]	Pro forma forecast results six months ending 30 June 2007[2]	Pro forma forecast results six months ending 31 December 2007[3]	Pro forma forecast results year ending 31 December 2007	Pro forma forecast results six months ending 30 June 2008	Pro forma forecast results year ending 30 June 2008
Total revenue from ordinary activities	**1,374.4**	**1,101.2**	**1,212.4**	**2,313.6**	**1,127.0**	**2,339.4**
Cost of sales	(1,003.2)	(547.5)	(586.9)	(1,134.4)	(540.3)	(1,127.2)
Operating and maintenance costs	(132.4)	(193.3)	(192.5)	(385.8)	(154.4)	(346.9)
EBITDA from ordinary activities	**238.8**	**360.4**	**433.0**	**793.4**	**432.3**	**865.3**
Share of net profits of associates	18.9	22.1	20.9	43.0	16.5	37.4
Dividend Income (APA)	9.9	21.1	21.1	42.2	21.9	43.0
Dividend Income (AGL)	77.1	–	–	–	–	–
Preference dividend income	16.3	8.1	8.2	16.3	8.1	16.3
Total EBITDA	**361.0**	**411.7**	**483.2**	**894.9**	**478.8**	**962.0**
Depreciation and amortisation	(59.7)	(103.8)	(110.1)	(213.9)	(116.7)	(226.8)
EBIT	**301.3**	**307.9**	**373.1**	**681.0**	**362.1**	**735.2**
Net interest expense	(133.3)	(205.4)	(218.6)	(424.0)	(220.0)	(438.6)
EBT	**168.0**	**102.5**	**154.5**	**257.0**	**142.1**	**296.6**
Income tax benefit/(expense)	2.2	(25.0)	(41.7)	(66.7)	(38.9)	(80.6)
NPAT	**170.2**	**77.5**	**112.8**	**190.3**	**103.2**	**216.0**
Outside equity interest	2.4	2.5	(2.8)	(0.3)	(0.1)	(2.9)
Profit attributable to members of Alinta	**172.6**	**80.0**	**110.0**	**190.0**	**103.1**	**213.1**
Adjusted profit attributable to members of Alinta[5]	**194.5**			**210.5**		**218.4**
Weighted average number of issued shares (millions)	307.1			494.3[4]		495.6[4]
Basic earnings per share (cents)	**56.2**			**38.4**		**43.0**
Basic earnings per share (cents) using adjusted profit[5]	**63.3**			**42.6**		**44.1**

Notes to Figure 11.1:

1 Only includes results for the infrastructure assets acquired from AGL with effect from 25 October 2006.
2 Excludes the impact of items which are considered one-off or non-recurring in nature (refer Figure 11.2).
3 Excludes the impact of one-off or non-recurring legal and regulatory expenses of $3.4 million ($2.4 million after tax) and excludes any transaction costs associated with the Scheme Proposal.
4 Assumes a 20% dividend reinvestment plan participation rate.
5 The adjusted profit attributable to members of Alinta in Figure 11.1 excludes restructure costs and costs associated with the implementation of cost saving initiatives (after tax) of $21.9 million, $20.5 million, and $5.3 million, for the year ended 31 December 2006, and the years ending 31 December 2007 and 30 June 2008 respectively. These have been removed to show earnings per share on a normalised basis in the respective periods.

11.3 Commentary on Alinta results – year ended 31 December 2006

Refer to Alinta financial report for the year ended 31 December 2006 for commentary on the results on a segmental basis (available at www.alinta.net.au).

11.4 Reconciliation of Alinta pro forma profit attributable to members of the Alinta Group to results expected to be reported for the six month period ending 30 June 2007

The pro forma profit attributable to members of the Alinta Group contained in Figure 11.1 above has been displayed on a normalised basis (i.e. to exclude the impact of one-off or non-recurring items). Figure 11.2 below reconciles the pro forma forecast profit attributable to members of the Alinta Group to the results expected to be reported for the six month period ending 30 June 2007.

Figure 11.2: Reconciliation of Alinta pro forma profit attributable to members of the Alinta Group to expected results

$ in millions	Forecast results six month period ending 30 June 2007
Pro forma profit attributable to members of the Alinta Group[1]	80.0
Less: non-recurring project, legal and regulatory expenses (after tax)[2]	(17.7)
Plus: profit on disposal of Wattle Point Assets (after tax)	7.1
Plus: one-off tax credit[3]	20.0
Expected reportable profit attributable to members of the Alinta Group	89.4

Notes to Figure 11.2:

1 As per Figure 11.1.

2 Project costs, inclusive of termination fees paid to investment banks in cessation of ongoing mandates, in relation to the Scheme Proposal of $25.3 million ($17.7 million after tax).

3 Tax adjustments made predominantly as a result of the resolution of certain positions adopted as part of the AGL Merger.

11.5 Composition of Alinta pro forma income statements

The composition of the forecast Alinta pro forma income statements are summarised in Figure 11.3.

Figure 11.3: Alinta pro forma income statement split by acquiring entity

Note that the allocation of Alinta results to each Consortium Party has resulted in a number of transactions that were previously classed as inter-company transactions (and therefore eliminated on consolidation in Figure 11.1) being classified as external transactions post Implementation. As a result the individual line items preceding 'EBITDA from ordinary operations' for the individual Consortium Parties do not sum to the pro forma forecast results in the second column of Figure 11.3.

$ in millions	Pro forma forecast results year ending 30 June 2008	Pro forma results – BBI Assets[1] year ending 30 June 2008	Pro forma results – BBP Assets year ending 30 June 2008	Pro forma results – BBW Assets year ending 30 June 2008	Pro forma results – APT[2] year ending 30 June 2008	Pro forma results Other[1] year ending 30 June 2008
Total revenue from ordinary activities	2,339.4	291.8	1,029.9	–	–	1,205.9
Cost of sales	(1,127.2)	(4.6)	(726.2)	–	–	(234.3)
Operating and maintenance costs	(346.9)	(156.9)	(102.9)	–	–	(437.4)
EBITDA from ordinary activities	**865.3**	**130.3**	**200.8**	**–**	**–**	**534.2**
Share of net profits of associates	37.4	8.6	–	–	–	28.8
Dividend income (APA)	43.0	–	–	–	43.0	–
Preference dividend income	16.3	–	–	–	–	16.3
Total EBITDA	**962.0**	**138.9**	**200.8**	**–**	**43.0**	**579.3**
Depreciation and amortisation	(226.8)	(53.6)	(44.9)	–	–	(128.3)
EBIT	**735.2**	**85.3**	**155.9**	**–**	**43.0**	**451.0**
Net interest expense[3]	(438.6)					
EBT	**296.6**					
Income tax benefit/(expense)[3]	(80.6)					
NPAT	**216.0**					
Outside equity interest	(2.9)					
Profit attributable to members of Alinta	**213.1**					

Notes to Figure 11.3:

1. Revenue derived from asset management contracts has been apportioned based on whether the work is undertaken from the Eastern depots ('Other') or Western depot ('BBP'). Costs in relation to these contracts have been apportioned proportionally with revenue.
2. Based on the average of publicly available broker consensus forecast distributions.
3. The apportionment of these items is not relevant as under the Scheme Proposal they will be determined by the relevant funding structures and tax attributes of the respective B&B Funds and SPI

11.6 Best estimate assumptions underlying the Alinta forecasts

In forecasting earnings for the six months ending 30 June 2007, 31 December 2007 and 30 June 2008 as disclosed in Figure 11.1, the Alinta Directors have made the assumptions below. Actual comparisons for the year ended 31 December 2006 are provided where appropriate for comparative purposes

(a) Revenue assumptions (for assets transferred to BBP)

	Actual year ended 31 December 2006	Forecast six months ending 30 June 2007	Forecast six months ending 31 December 2007	Forecast six months ending 30 June 2008
Energy Markets				
Gas volumes sold (GJ)	53.2	26.0	28.9	25.4
New customer connections	20,744	8,805	9,871	9,706
Electricity sold (GWh)	1,806	1,250	1,305	1,371

Gas and electricity prices are consistent with the current regulatory price paths in Alinta's energy markets with no significant changes in 2007 and 2008.

Wesfarmers LPG				
Volume (tonnes)	163,340	82,508	86,411	71,513
Average effective A$/US$ exchange rate	0.75	0.79	0.78	0.74
LPG prices (average US$/tonne)	511.5	525.5	528.2	520.0

Power Generation				
Output (GWh)		694,432	665,403	786,137

The power generation output assumptions are based on commissioning of the first cogeneration power station on 14 March 2006, the second power station on 1 February 2007, and a third power station on 1 October 2007.

(b) Revenue assumptions (for assets transferred to BBI)

	Actual year ended 31 December 2006	Forecast six months ending 30 June 2007	Forecast six months ending 31 December 2007	Forecast six months ending 30 June 2008
Energy Distribution – AGN				
Gas volumes (PJ)	31.0	15.0	17.0	15.5
Average tariff (A$/GJ)	3.87	4.07	4.22	4.08

(c) Revenue assumptions (for assets transferred to other Consortium members)

	Actual year ended 31 December 2006	Forecast six months ending 30 June 2007	Forecast six months ending 31 December 2007	Forecast six months ending 30 June 2008
Energy distribution – NSW				
Gas volumes (PJ)	32.7	14.2	18.1	14.7
Average tariff (A$/GJ)	8.52	9.30	8.66	9.49
Energy distribution – Solaris				
Electricity volumes (GWh)	4,215	2,124	2,207	2,126
Average tariff (A$/MWh)	43.43	45.08	44.48	44.69

(d) Asset management revenue and operating expenditure assumptions

Operating expenditure and associated revenue relating to the operation, management and maintenance of the infrastructure assets has been forecast on the basis of the ability to execute the operating plan to meet planned network/generation availability and performance efficiency over the forecast period.

(e) Cost assumptions

The majority of gas/electricity costs are based on contractual commitments. Uncontracted costs reflect market prices which vary from time to time with wages increasing by 5% per annum and other expenditure increasing in line with CPI as detailed below.

(f) Interest assumptions

Interest on Alinta Network Holdings' $570 million senior debt facility is assumed to be at an effective rate of 6.0% for the year ending 31 December 2007 and 6.5% for the six months ending 30 June 2008, of which 80% is hedged throughout the forecast period. Interest on the unhedged portion has been based on a rate of 6.45% plus a margin of 50 basis points. It has been assumed that the Term Loan facility which matures in September 2008 will be refinanced at similar margins.

Interest on Alinta's $240 million cogeneration construction facility is assumed to be at an effective rate of 6.5% for the year ending 31 December 2007 and 6.8% for the six months ending 30 June 2008, of which 80% is hedged throughout the forecast period. Interest on the unhedged portion has been based on a rate of 6.45% plus a margin of 110 basis points.

Interest on Alinta's $500 million Wagerup construction facility is assumed to be at effective rates of 6.5% for the year ending 31 December 2007 and 6.8% for the six months ending 30 June 2008, of which 100% is hedged until September 2008 and thereafter 80% is hedged. The facility is expected to be drawn to $280 million during September 2007.

Interest on Alinta LGA financing facilities is assumed to be at an effective rate of 7% for the year ending 31 December 2007 and 6.8% for the six months ending 30 June 2008. 80% of the financing facilities are at fixed rates through either underlying fixed debt instruments or interest rate swaps. Interest on the unhedged portion has been based on a rate of 6.45% plus an average margin of 45 basis points.

Interest on the Alinta Energy Holdings financing facilities is assumed to be at an effective rate of 7.4% for the year ending 31 December 2007 and 7.1% for the six months ending 30 June 2008. Interest on the unhedged portion has been based on a rate of 6.45% plus an average margin of 60 basis points.

AlintaAGL has a loan note with a value of $247 million with its minority shareholder. This loan note matures in 2016 and has a coupon rate of 9.8%.

Interest on excess cash is assumed to accrue at an average rate of 6.0%.

(g) Taxation assumptions

Taxation assumptions reflect a corporate tax rate of approximately 30.0% including tax incurred within the share of profits of equity accounted associates.

(h) Inflation assumptions

CPI of between 2.5% and 3.0% over the forecast period (variations relate to state based fluctuations).

(i) Capital expenditure assumptions

$ in millions	Pro forma forecast results	Pro forma results – BBI assets	Pro forma results – BBP assets	Pro forma results – BBW assets	Pro forma results – APT	Pro forma results – Other
Six months ending 30 June 2007	338.8	21.3	201.3	–	–	116.2
Six months ending 31 December 2007	294.0	32.9	134.8	–	–	126.3
Six months ending 30 June 2008	315.7	37.3	118.0	–	–	160.4

(j) General assumptions

The Alinta Directors have also made the following general assumptions for the Alinta forecasts in addition to those outlined above:

> no changes of a material nature to Alinta's accounting policies, the Australian Accounting Standards, Statements of Accounting Concepts or other mandatory professional reporting requirements including Urgent Issues Group and the Corporations Act which could have a material effect on Alinta's forecast financial results;

> no significant changes in legislation, regulatory requirements, government policy, or to the political or economic environment in Australia and New Zealand within which Alinta operates;

> no significant industrial, contractual, competitive or political disturbances impacting Alinta and/or the continuity of its operations;

> no material environmental losses or material legal claims not previously recognised;

> no significant change to the competitive landscape of the energy industry in which Alinta has an interest; and

> no change in taxation legislation which will have a material impact on Alinta's forecast financial results.

11.7 Alinta pro forma balance sheet

Set out below is the pro forma balance sheet for Alinta as at 31 December 2006.

Figure 11.4: Alinta pro forma balance sheet

$ in millions	Audited actual Alinta 31 December 2006	Pro forma adjustments[1]	Pro forma Alinta 31 December 2006
Current assets			
Cash	400.2	–	400.2
Receivables	611.7	(211.0)	400.7
Inventories	10.0	–	10.0
Financial assets	633.1	–	633.1
Other assets	4.6	–	4.6
Total current assets	**1,659.6**	**(211.0)**	**1,448.6**
Non-current assets			
Receivables	230.2	–	230.2
Equity accounted investments	636.6	–	636.6
Property, plant and equipment	6,069.8	–	6,069.8
Goodwill and intangibles	2,368.5	67.4	2,435.9
Other assets	36.3	–	36.3
Total non-current assets	**9,341.4**	**67.4**	**9,408.8**
Total assets	**11,001.0**	**(143.6)**	**10,857.4**
Current liabilities			
Payables	458.3	(188.6)	269.7
Interest bearing liabilities	1,161.5	(225.0)	936.5
Income tax payable	24.9	–	24.9
Provisions	154.7	–	154.7
Other	44.1	–	44.1
Total current liabilities	**1,843.5**	**(413.6)**	**1,429.9**
Non-current liabilities			
Interest bearing liabilities	5,100.0	363.7	5,463.7
Provisions	86.6	–	86.6
Deferred tax liabilities	177.1	26.2	203.3
Other	5.9	–	5.9
Total non-current liabilities	**5,369.6**	**389.9**	**5,759.5**
Total liabilities	**7,213.1**	**(23.7)**	**7,189.4**
Net assets	**3,787.9**	**(119.9)**	**3,668.0**

Notes to Figure 11.4:

Pro forma adjustments reflect:

1 The payment of $188.6 million payable to former AIH shareholders who had accepted Alinta's cash bid prior to 31 December 2006, financed by borrowings.

2 The acquisition of the remaining interest in AIH post 31 December 2006, requiring the recognition of $40.7 million goodwill and the reduction of $134.4 million minority interest, financed by $175.1 million of additional borrowings.

3 The disposal of the Wattle Point Assets, resulting in the removal of $211 million finance lease receivables, $13.8 million goodwill and $14.3 million deferred tax liabilities. The cash proceeds of $225.0 million have been applied to reduce borrowings.

4 The finalisation of tax bases of the infrastructure assets acquired from AGL following the AGL Merger, resulting in an increase in deferred tax balances, and a corresponding increase in goodwill.

11.8 Composition of Alinta pro forma balance sheet

Figure 11.5: Alinta pro forma balance sheet split by acquiring entity

$ in millions	Pro forma Alinta 31 Dec 2006	BBI assets[1] 31 Dec 2006	BBP assets[2] 31 Dec 2006	BBW assets[3] 31 Dec 2006	APA 31 Dec 2006	Other assets 31 Dec 2006
Current assets						
Cash	400.2	0.7	138.6	211.0	–	49.9
Receivables	400.7	19.8	203.7	–	–	177.2
Inventories	10.0	0.6	6.7	–	–	2.7
Financial assets	633.1	–	–	–	633.1	–
Other assets	4.6	0.8	3.8	–	–	–
Total current assets	1,448.6	21.9	352.8	211.0	633.1	229.8
Non-current assets						
Receivables	230.2	3.4	102.3	–	–	124.5
Equity accounted investments	636.6	116.8	–	–	–	519.8
Property, plant and equipment	6,069.8	1,113.5	833.0	–	–	4,123.3
Goodwill and intangibles	2,435.9	158.7	294.2	–	–	1,983.0
Other assets	36.3	88.7	(86.3)[5]	–	–	33.9
Total non-current assets	**9,408.8**	**1,481.1**	**1,143.2**	**–**	**–**	**6,784.5**
Total assets	10,857.4	1,503.0	1,496.0	211.0	633.1	7,014.3
Current liabilities						
Payables	269.7	57.6	168.8	–	–	43.3
Interest bearing liabilities[4]	936.5	111.5	21.8	–	–	803.2
Income tax payable	24.9	24.9	–	–	–	–
Provisions	154.7	87.6	10.1	–	–	57.0
Other	44.1	–	–	–	–	44.1
Total current liabilities	1,429.9	281.6	200.7	–	–	947.6
Non-current liabilities						
Interest bearing liabilities[4]	5,463.7	834.5	1,081.5	–	–	3,547.7
Provisions	86.6	26.1	11.9	–	–	48.6
Deferred tax liabilities	203.3	158.5	(21.6)[5]	–	–	66.4
Other	5.9	1.1	2.6	–	–	2.2
Total non-current liabilities	**5,759.5**	**1,020.2**	**1,074.4**	**–**	**–**	**3,664.9**
Total liabilities	**7,189.4**	**1,301.8**	**1,275.1**	**–**	**–**	**4,612.5**
Net assets	**3,668.0**	**201.2**	**220.9**	**211.0**	**633.1**	**2,401.8**

Notes to Figure 11.5:

1 Includes 33% of AAM balances, and 20% of Agility Management Pty Ltd (Agility) balances.
2 Cash of $211.0 million allocated to BBW in accordance with the SIA.
3 Includes 67% of AAM balances, and 80% of Agility balances.
4 Allocation of external interest bearing liabilities as advised by the Consortium.
5 These items relate to deferred tax balances and net to a $64.7 million deferred tax liability.

11.9 Sensitivity analysis of the Alinta forecasts

The forecast in Figure 11.1 is based on certain best estimate assumptions about future events. The outcome of these future events cannot be predicted with certainty and, as a result, variations from forecast financial information are to be expected.

The figures below present a summary of sensitivities of the forecast financial information for the six months ending 30 June 2007, 31 December 2007 and 31 June 2008 to movements in a number of material assumptions.

Care should be taken in interpreting these sensitivities as they consider movements on an isolated basis, whereas in reality, management would be expected to respond to any adverse changes in these key variables to minimise the net effect on financial performance.

(a) Changes in interest rates

Movements in interest rates affect the unhedged portion of debt. The figure below shows the estimated impact of a 0.5% movement in the interest rate on unhedged debt on NPAT for the six months ending 30 June 2007, 31 December 2007, and 30 June 2008.

$ in millions	Forecast six months ending 30 June 2007	Forecast six months ending 31 December 2007	Forecast six months ending 30 June 2008
Increase of 0.5%	(1.5)	(3.2)	(3.2)
Decrease of 0.5%	1.5	3.2	3.2

(b) US$ exchange rate

$ in millions	Forecast six months ending 30 June 2007	Forecast six months ending 31 December 2007	Forecast six months ending 30 June 2008
Increase of $0.05	(0.6)	(1.1)	(1.0)
Decrease of $0.05	1.0	1.2	1.1

(c) Potential divestment/termination of APA Pipeline Management Agreement

Under the ACCC undertakings in relation to Alinta's retention of an interest in APA Group (as set out in section 10.5), Alinta must divest the management contracts for the Moomba to Sydney Pipeline and Parmelia Pipeline by a non-disclosed specified date. Should these contracts be divested in the forecast period, the NPAT contribution of the Alinta Group (and the 'Other' segment within Figure 11.3) will be reduced to the extent that any reinvestment of the proceeds on sale do not exceed the NPAT contribution of these contracts.

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12 RISKS



12.1 Introduction

There are a number of risks associated with the Scheme Proposal and the Post-Implementation Transactions that may have an impact on the financial returns received by Alinta Securityholders. These risks will be important for Alinta Securityholders to understand.

Alinta Securityholders are already exposed to a number of risks through their existing securityholding. A number of these risks are inherent in investing in securities generally and also inherent in any energy and infrastructure business like that of Alinta. Under the Schemes, Alinta will be acquired by the Bidder in exchange for the Scheme Consideration which may include, in the case of the Share Scheme, BBI EPS and the B&B Fund Securities. The Bidder has indicated that it will distribute the Alinta Assets and operations to BBI, BBP and SPI as described in Figure 1.2. Alinta Shareholders who acquire BBI EPS and the B&B Fund Securities will become exposed to the risks associated with having an interest in BBI EPS and the B&B Funds, including their respective assets.

The key risks have been presented within the following categories:

(a) Section 12.2: risks arising from the Scheme Proposal;
(b) Section 12.3: risks arising from Implementation and the Post-Implementation Transactions;
(c) Section 12.4: risks which are new or changed for Alinta Shareholders; and
(d) Section 12.5: general investment risks for B&B Funds.

Risks which are unique to an investment in BBI, BBP or BBW or the BBI EPS are described in this section and in sections 5.12, 6.6, 7.12 and 8.12 respectively.

Additional risks not presently known to Alinta (or B&B or a B&B Fund) or, if known, not considered material, may also have an adverse impact.

In deciding whether to vote in favour of the Scheme Proposal, you should read this Booklet in its entirety and carefully consider the risks outlined in this section and elsewhere in this Booklet, including sections 5.12, 6.6, 7.12 and 8.12.

Your Alinta Directors believe that the advantages of participating in the Scheme Proposal outweigh the associated potential risks.

12.2 Risks arising from the Scheme Proposal

There are a number of risks arising from the Scheme Proposal for Alinta Securityholders. These are described below.

(a) Risks associated with the Consideration Alternatives

Section 13.2 describes the Consideration Alternatives available to Alinta Shareholders. There are a number of risks associated with the Consideration which are set out below.

(i) Consideration outcomes

There are a number of possible consideration outcomes for Alinta Shareholders. As described in section 13.2, there are limits on the total amount of cash and total number of B&B Fund Securities and BBI EPS available to Alinta Shareholders. The exact mix of cash, B&B Fund Securities or BBI EPS each Alinta Shareholder receives under the Consideration Alternatives will depend on the elections of other Alinta Shareholders. Therefore, despite an election, Alinta Shareholders may not receive a maximum allocation of their preferred form of consideration.

Alinta Shareholders will not know the exact form of the Share Scheme Consideration they will receive until around the Implementation Date.

(ii) Small parcels of B&B Fund Securities, BBI EPS and APA Securities

Under the Consideration Alternatives, Alinta Shareholders may receive small parcels of B&B Fund Securities, BBI EPS and APA Securities. Alinta Shareholders electing the Maximum Cash Alternative may elect to have any Unmarketable Parcel of securities sold for them free of brokerage. Prior to 31 January 2008, each of the B&B Funds will also offer a facility to Alinta Shareholders to top-up any Unmarketable Parcel of B&B Fund Securities they receive as a result of the Scheme.

(iii) BBI EPS

Section 6.6 sets out a number of risks associated with BBI EPS.

(iv) Fluctuation in the market prices of B&B Fund Securities and APA Securities prior to the Record Date

The value of each Consideration Alternative will depend, in part, on the value of B&B Fund Securities and APA Securities at the Record Date. The value will be determined based on VWAP over the five Business Days immediately following the Meeting Date, which covers the days immediately prior to the Record Date on the current timetable. Accordingly, any fluctuations in the market prices of B&B Fund Securities or APA Securities prior to the Record Date will affect the value of the consideration received by Alinta Shareholders under the Scheme Proposal.

(v) Cash Out Facility

Small Alinta Shareholders are being offered a Cash Out Facility. Small Alinta Shareholders electing the Cash Out Alternative and Ineligible Overseas Shareholders will:

> receive the Default Consideration and the APA Distribution; and

> any B&B Fund Securities, APA Securities or BBI EPS[92] which form part of that consideration will be sold following implementation and the proceeds paid to the Alinta Shareholder. The actual amount of cash to be received under the Cash Out Facility is not guaranteed or fixed, and will depend on the price at which the securities can be sold (and, in the case of Ineligible Overseas Shareholders who are not Small Alinta Shareholders, on the costs of sale). As such, the value of the consideration received may be more or less than the value of consideration received under other Consideration Alternatives.

Similar considerations will apply to Share Scheme Participants electing the Maximum Cash Consideration who choose to have Unmarketable Parcels cashed out under the Cash Out Facility.

(vi) Flowback

There is a risk that if a significant number of Alinta Shareholders receiving B&B Fund Securities or APA Securities seek to sell their securities, this may adversely impact the price of those securities. Similarly, the sale of B&B Fund Securities and APA Securities by the Nominee for Ineligible Overseas Shareholders who are unable to receive such securities and for others using the Cash Out Facility may also adversely impact on the price of B&B Fund Securities and APA Securities.

(vii) High Court Decision

The relief being sought by the Commonwealth Attorney-General in his appeal to the High Court (see section 10.9) includes the reinstatement of orders made by the Takeovers Panel in relation to Alinta's acquisition of a 10.25% stake in APA last year. If the High Court proceeding continues (notwithstanding the settlement of the matter as between APA and Alinta) and the Takeovers Panel's orders were reinstated and not modified by the Takeovers Panel, the stake would be vested in ASIC which would appoint a broker to sell the securities by bookbuild.

It is considered unlikely that any High Court decision will be delivered before the Implementation Date. However, if a decision is delivered before the Implementation Date which has the effect of reinstating the Takeovers Panel's orders, the proceeds of sale of the relevant APA Securities will be distributed pro rata to shareholders, rather than the underlying securities (and, if necessary, the Implementation Date could be delayed to enable distribution of the cash proceeds to coincide with distribution of the Share Scheme Consideration). There is a risk that the price realised on sale of those securities in these circumstances might be less than the current value of APA Securities.

(b) Alinta Optionholders

Risks for Alinta Optionholders are generally different from those for Alinta Shareholders as Alinta Optionholders will not receive Consideration Securities under the Scheme Proposal. Under the Option Scheme, Alinta Optionholders are effectively being offered the equivalent value of the Consideration Securities in cash as part of the Option Scheme Consideration. Accordingly, the key risks for Alinta Optionholders are the consequences of fluctuation in the market prices of B&B Fund Securities and APA Securities prior to the Record Date (described in paragraph 12.2(a)(iv)) and the risk of the Court not approving the Share Scheme or Option Scheme. Further, if the Option Scheme is not approved but the Share Scheme is Implemented, Alinta Optionholders may, in the future, hold shares in a company which is not listed. See section 15.4 for more details.

In addition, Alinta Optionholders who did not exercise their Alinta Options and acquire Alinta Shares before 3 July 2007 will not be entitled to receive the benefit of the franking credits in respect of the APA Dividend. However, Alinta Optionholders are receiving the benefits of participation in a valuation reflecting the acquisition of Alinta and (for those Alinta Optionholders whose Alinta Options have not previously vested) acceleration of vesting.

(c) Tax

More detailed information about the taxation implications of the Scheme Proposal are set out in section 14.

(i) Taxation of equity investments

Tax rules or their interpretation in relation to equity investments may change following the implementation of the Share Scheme. In particular, both the level and basis of taxation may change. This could alter the tax treatment of distributions in the hands of Alinta Shareholders, as well as the tax treatment of a subsequent disposal of those equity investments.

An investment in the B&B Funds involves tax considerations which may differ for each Alinta Shareholder. Each Alinta Shareholder is encouraged to seek professional tax advice in connection with any investment in the B&B Funds.

(ii) ATO Class Ruling

The ATO may not provide favourable class rulings on all, or some, of the matters referred to in the Tax Opinion. If this occurs, the tax liability of Alinta Shareholders could be higher than would otherwise have been the case. The Consortium will notify Alinta Shareholders of any changes that will result.

(iii) Capital gains tax

Alinta Shareholders may be subject to significant CGT with respect to their receipt of the Consideration. Alinta Shareholders may be able to reduce their CGT liability by electing to receive the Maximum Preference Shares Alternative. While the BBI EPS is expected to provide CGT rollover relief, it is a fixed income

Note:

92 In the case of New Zealand Shareholders or Ineligible Overseas Shareholders, BBI Stapled Securities will be sold in lieu of BBI EPS as set out in section 13.2(j).

security (with limited growth potential) which may or may not suit individual shareholders' investment objectives. When the BBI EPS are sold, or redeemed or converted into BBI Stapled Securities, a CGT Event is expected to arise and the tax deferred on the initial rollover will be payable.

12.3 Risks arising from Implementation and Post-Implementation Transactions

There are a number of risks associated with Implementation or the Post-Implementation Transactions which may affect the ability of the Consortium Parties to implement the Post-Implementation Transactions or the continued operation of the Alinta Assets and may have an adverse effect on the performance of a B&B Fund. These are set out below.

(a) Effect of change in control on contractual provisions and third party consents

Some of the material agreements to which Alinta (or its relevant subsidiary) is a party contain restrictions on a change of control of a party or assignment of an interest in the agreement which may be triggered by the Implementation of the Scheme Proposal or by completion of any subsequent Post-Implementation Transactions required to separate the assets and businesses of Alinta amongst the Consortium. While the consent of relevant counterparties will be sought, there is no certainty that consent will be obtained or that the existing terms and conditions of any contract including pricing will continue to apply. In relation to certain agreements, the counterparty may be able to (or may seek to) impose conditions, change terms and conditions including pricing or terminate the relevant agreement in certain circumstances.

Implementation of the Scheme Proposal is not conditional upon obtaining any consents or consents being given on acceptable terms.

If consent is given subject to conditions, such conditions may not be acceptable to the relevant B&B Fund (or SPI in the case of MGN or the TGP related agreements which they will be allocated or enter into) or may not be capable of being satisfied by the relevant B&B Fund or SPI.

If a counterparty terminates an agreement, the relevant B&B Fund acquiring the assets and/or business to which the agreement relates could lose the benefit of the agreement and additionally may not be able to obtain similarly favourable terms upon entry into replacement agreements (if at all) and, in some circumstances, replacement agreements (including management agreements or back to back agreements which allow the economic benefits to be obtained by the relevant entity without transferring an agreement) may not be a feasible alternative. The losses associated with the termination of such agreements may have an adverse effect on the financial performance of the relevant B&B Fund.

Separately, in order to obtain third party consents it may be necessary to renegotiate the terms of certain agreements. The new terms may not, on balance, be as favourable to the relevant B&B Fund acquiring the asset or business to which the agreement relates.

(b) Other transaction risks for B&B Funds

(i) AlintaAGL – Shareholders' Agreement

The joint venture arrangements entered into between Alinta and AGL Energy include put/call options that are triggered upon a change in control of Alinta or AGL Energy. These mechanisms exist to effect a transaction whereby either Alinta or AGL Energy acquires 100% ownership of the AlintaAGL joint venture subsequent to a change of control.

Should the Share Scheme be Implemented, the put/call options will be triggered and AGL Energy will have the right to acquire Alinta's 67% interest in the AlintaAGL joint venture at a price nominated by Alinta. Should AGL Energy not accept the nominated price, then AGL Energy must put its 33% interest in the joint venture to Alinta at the same price (on a per share basis) and Alinta must acquire AGL Energy's 33% interest in the joint venture.

Because the put/call options are not triggered until the Implementation Date, at the time of dispatch of this Booklet it is unknown whether or not 100% of AlintaAGL will be transferred to BBP or whether AGL Energy will own the 100% interest in AlintaAGL and BBP will receive the cash consideration paid by AGL Energy for the 67% of AlintaAGL not previously owned by it. The risks associated with an investment in BBP are therefore subject to the outcome of these arrangements.

The potential financial outcomes in relation to the AlintaAGL put/call options are dealt with in section 7.9(h)(ix).

(ii) Loss of key personnel or contractors

There is a risk that the B&B Funds may not be able to retain key technical and managerial personnel from within Alinta's business (particularly senior personnel). This risk may be increased if there is an extended period of disruption to the business during Implementation of the Scheme Proposal (see paragraph 12.3(c)(ii) below). Such loss may adversely affect business continuity in respect of the acquired assets or operations and reduce corporate knowledge of Alinta's assets and operations. The impact of the loss of key personnel is described further in section 12.5(aa).

There is also a risk that the Post-Implementation Transactions may result in key personnel with specific knowledge and experience of a particular asset/business being employed by entities which do not own or control those assets.

Where one or a limited number of key senior personnel have specific knowledge or skill in relation to an asset or component of Alinta's business, there is also a related separation risk (set out in further detail in paragraph 12.3(c)(iv)).

(iii) Loss of customers/market share

There is a risk that relationships with customers, key providers or third parties may be impaired and market share or growth opportunities lost as a result of the Scheme Proposal and Post-Implementation Transactions. Such loss may adversely affect the future operations of the relevant B&B Fund.

(iv) Alinta brand

The Alinta brand is well known in the Australian market. Any use of alternative brands in connection with the Alinta assets and operations may have adverse impacts on future growth and business opportunities of the B&B Funds.

(v) ACCC undertakings

Various members of the Alinta Group have given formal enforceable undertakings to the ACCC under section 87B of the Trade Practices Act 1974:

(A) in October 2004, at the time of the acquisition of the Dampier to Bunbury Natural Gas Pipeline; and

(B) in November 2006, in relation to the AGL Merger.

In general terms, these undertakings impose restrictions on the activities of the relevant Alinta entities as to the manner in which certain assets are managed and businesses are conducted, and impose positive obligations on those entities with respect to certain assets and businesses, such as (in the case of the AGL Merger) the divestment of specified assets within a nominated time. The undertakings can be viewed on the ACCC's website at www.accc.gov.au.

If Alinta's undertakings continue in force after the Implementation of the Scheme Proposal, some elements of those undertakings may no longer be appropriate. There is a risk that the entities that own or operate the assets or businesses subject to the undertaking will be under an unnecessary restriction, or have an unnecessary obligation, which may put them at a competitive disadvantage. To resolve this issue, and to help ensure that the ACCC does not object to any part of the Scheme Proposal, the Consortium intends to seek the consent of the ACCC to the withdrawal of the Alinta undertakings on Implementation of the Scheme Proposal, on the basis that they will be effectively replaced by the undertakings described in section 15.21(c). The new undertakings offered to the ACCC by the Consortium may result in significant compliance costs.

Furthermore, in order for the ACCC to give clearance to particular aspects of the Implementation of the Scheme Proposal or Post-Implementation Transactions, additional restrictions or positive obligations may be required. These additional restrictions or obligations (in the form of court enforceable undertakings given to the ACCC by the Consortium) may not allow the relevant asset or business to operate or be managed in the manner contemplated when the SIA was entered into, or may result in significant compliance costs.

(c) Separation risk

There are a number of business-related risks associated with the Post-Implementation Transactions (including the transfer of assets and businesses to the B&B Funds). The key risks are described below.

(i) There is a risk that the Bidder (for whatever reason) may not or cannot carry out the Post-Implementation Transactions in which it distributes the Alinta Assets to BBI, BBP and SPI as described in Figure 1.2, or that such restructure or transfer is delayed or can only occur on terms which adversely affect the B&B Funds in the future.

(ii) There is a risk that separation of the Alinta Assets between the Consortium may take longer than expected or may involve greater costs (including transaction costs) and business disruption than anticipated and that some aspects of the separation will not be achieved in the manner anticipated. This could adversely affect the B&B Funds in the future.

(iii) There may be a loss of economies of scale and synergies which currently exist within the Alinta Group. This may result in a potential loss of commercial leverage gained from the pre-implementation ability to enter into national and/or cross-asset arrangements.

(iv) A further risk exists in relation to the synergies of an individual or small number of key personnel managing similar information technology applications or assets across the various Alinta businesses (particularly at senior management levels). If technology applications need to be reproduced for each member of the Consortium, this may create a risk of duplication. Even if technology systems and applications can be separated between members of the Consortium, there is the risk that the members of the Consortium will be unable to retain or obtain sufficient key personnel to manage these applications or assets, having financial impacts and business disruption implications. These risks are discussed in more detail in paragraph 12.3(d) below.

(v) The head office, corporate and other services which were previously provided to businesses within the Alinta Group may not be provided in an efficient and cost-effective way to each of the businesses after they have been transferred to the various recipients, the B&B Funds or SPI.

(vi) In particular, the ability to comply with relevant finance reporting requirements may be reduced as a result of:

(A) the separation of centralised finance functions and personnel; and

(B) a lack of information transfer prior to that separation.

Reduced reporting abilities could impact on management of the Alinta Assets during the implementation and post-implementation periods and the maximisation of commercial opportunities during that time. There may also be a risk that statutory reporting requirements may not be complied with on time.

(vii) The restructure proposed as part of the Post-Implementation Transactions may result in a business or asset being allocated to one Consortium Party, but liabilities relating to that business or asset (such as guarantees) remaining with or being allocated to a different Consortium Party. The Umbrella Agreement described in section 15.12(b) provides for a "wrong pockets" arrangement between them which may mitigate this risk.

(viii) There is a risk that a B&B Fund does not have, might not obtain, or might not be able to comply with, licences and permits necessary for the conduct of a business being acquired. Failure to do this may have an adverse effect on a business. The Consortium agreements described in section 15.12 may mitigate this risk to some degree.

(ix) Certain of the Consortium arrangements described in section 15.12 are not complete or have not been fully documented. There is a risk that the Consortium will not be able to agree outstanding matters and such failure may have an adverse impact on the intentions of the Consortium described in section 4.3 and the future performance of the relevant Alinta Assets or B&B Fund. As the Consortium has conducted limited due diligence, there is also a risk that the arrangements agreed between them will not be effective, nor resolve potential business disruption issues and costs, and that the intentions of the Consortium will change following the review and assessment described in section 4.3.

(d) Technology risks

Prior to Implementation, a number of information technology systems, applications and business processes were deployed in the delivery of business functions within the Alinta Group. After Implementation and the Post-Implementation Transactions, those functions will be separated between (and within) the B&B Funds and SPI. The B&B Funds and SPI may enter into a transitional services agreement relating to the provision of such functions to the various businesses/assets (see section 4.3(c)(iii)(B)). Each B&B Fund and SPI will need to integrate those functions with their existing capabilities.

There is a risk that there may be difficulties associated with splitting or transitioning systems and corporate operations to reflect the division of assets and businesses. The systems of SPI and the B&B Funds may not be compatible with or may be difficult to integrate with those of Alinta.

B&B Funds will depend on the continued operation of the relevant computer systems and network infrastructure for critical functions for the businesses to be acquired. System interruptions that result in the unavailability of services may reduce the relevant B&B Fund's ability to compete effectively and could have an adverse effect on its operations and financial performance.

The establishment of equivalent functions within the B&B Funds may take longer than expected or may involve greater costs than anticipated.

There are some related risks concerning the management of information during the transitional period when information technology systems are being separated, or new information technology systems are being established. In particular, having regard to the complexity of the systems and regulatory requirements, there is a risk that:

(i) confidential or commercially sensitive information, or information that is otherwise subject to regulatory obligations, may be accessed by persons or businesses who should not be permitted to receive it;

(ii) businesses that have been separated may not have access to information that is necessary for their operations; and/or

(iii) as noted in sections 12.3(c)(iv) and (vi) above, the commercial benefits of that knowledge or information may not be able to be exploited.

(e) APA Securities

As a result of the distribution of APA Securities to Alinta Shareholders described in section 10, Alinta Shareholders (other than those whose APA Securities are sold for them by the Nominee under the Cash Out Facility) will hold securities directly in APA rather than through Alinta. Alinta Shareholders will therefore be directly exposed to the risks and performance of APA.

For a description of the financial performance, businesses and risks of APA, Alinta Shareholders are referred to www.pipelinetrust.com.au.

(f) Effects of reduction in size and diversification

After Implementation, Share Scheme Participants who receive B&B Fund Securities will hold securities in each B&B Fund which will be smaller and less diversified, or diversified in a different manner, from Alinta. The effect of a significant adverse event in Alinta which may have been offset by a favourable development in another business or asset in Alinta may not be able to be offset by favourable developments in a B&B Fund. Accordingly, the proportionate impact of an adverse development on the value of a share in a B&B Fund may be more significant than the impact of the same adverse development on the value of an Alinta Share.

However, the aggregation of the Alinta Assets within the relevant B&B Funds may provide offsetting diversification benefits previously not available to Alinta Shareholders.

(g) Separation between ownership and operation

Alinta's strategic approach to asset acquisitions has been to acquire both an equity interest and to undertake the management and operational roles. The synergies and benefits of this approach will not necessarily exist after the Post-Implementation Transactions are given effect. A B&B Fund will own the asset and in some instances SPI will operate it (namely Multinet and TGP). This represents a separation of ownership and operation between the B&B Funds.

Accordingly, after the Post-Implementation Transactions have been completed, the commercial interests of the manager and owners of those assets are differently aligned and there is a risk that this change could adversely affect service delivery and operator performance.

Further, the legal relationship under the relevant equity and management agreements may be to some degree compromised by this separation and the commercial synergies that arise between holding equity and undertaking management of the asset may not work as effectively or may not be available.

(h) AGL integration
The process of integration pursuant to the AGL Merger of the assets of AGL and assets of Alinta's Predecessor has not been completed. There is a risk that the Scheme Proposal and Post-Implementation Transactions may have an adverse effect on the synergies, cost savings and other benefits of the AGL Merger.

There is also a risk that the outstanding AGL integration activities may delay or restrict the facilitation (in the most effective manner) of the Post-Implementation Transactions.

(i) Financing arrangements
There is a risk that the implementation of the Scheme Proposal and Post-Implementation Transactions may give rise to a failure to comply with financing covenants or review events which may result in the acceleration of repayments. This risk may be mitigated by B&B Funds securing appropriate underwriting and alternative debt facilities.

12.4 New or changed risks for Alinta Shareholders

Alinta Shareholders are already exposed to a number of risks through their existing Alinta Shares. For Share Scheme Participants receiving B&B Fund Securities, the nature of those risks may change as a result of the Scheme Proposal or the Post-Implementation Transactions. The risks described in this section reflect those risks which are new or different from those to which Alinta Shareholders are currently exposed.

(a) Investment profile
Share Scheme Participants receiving the B&B Fund Securities will have exposure to the economic performance of these funds that will differ from the economic exposure of Alinta.

For a description of the financial performance and risks associated with an investment in the B&B Funds, Alinta Shareholders should refer to sections 5, 7 and 8.

(b) Differing growth strategies
The growth strategies adopted by the B&B Funds are likely to be different from those adopted by Alinta. They will have different credit profiles which will alter the ability to access capital or debt to support growth strategies. Accordingly, there is a risk that the growth achieved by Alinta in the past may not be maintained at current levels by each of the B&B Funds following the Implementation of the Scheme Proposal.

(c) New market risk
As a result of acquiring B&B Fund Securities, Alinta Shareholders will be exposed to different markets and industries both within and outside Australia. The risks associated with the different assets, industries and markets are described in sections 5.12, 6.6, 7.12 and 8.12.

(d) AGL Energy
Implementation of the AGL Merger occurred in October 2006. A number of agreements govern the ongoing relationship between Alinta and AGL Energy. It is not clear how the rights, obligations, benefits and liabilities of Alinta or Alinta's Predecessor under those agreements will be allocated between the Consortium Parties. Certain rights, obligations, benefits and liabilities have not been exercised or crystallised at the date of this Booklet. There is a risk that the Scheme Proposal or the Post-Implementation Transactions could adversely affect these rights and obligations or benefits and liabilities.

(e) Management arrangements with B&B and other related entities
Section 9 describes the relationships between B&B and the B&B Funds, including the BBI Management Agreements, BBP Management Agreements and BBW Management Agreements (**Management Agreements** for the purpose of this paragraph). It also describes the fees payable to B&B or its related entities in respect of such arrangements.

The Management Agreements may continue even if there is a change of control of the B&B Fund or if the relevant Responsible Entity of BBIT, BBPT or BBWPT is removed and a new responsible entity is appointed. The fees payable under the Management Agreements would continue to be paid to BBIM, BBPM and BBWPM (as applicable). Accordingly, a person considering appointment as responsible entity of BBIT, BBPT or BBWPT or taking over a B&B Fund may have a disincentive as they would not necessarily be able to appoint their own manager or manage the B&B Fund's assets themselves. The restrictions on termination of the Management Agreements may have an adverse effect on the price of securities in the B&B Fund if BBIM, BBPM and BBWPM (as appropriate) do not perform as expected.

Future growth of each B&B Fund is to some degree dependent on the acquisition opportunities arising from these relationships described in the Management Agreements and the continued strength of the relationship.

The scope of services provided by B&B under and the terms of the Management Agreements will impose material impediments to the replacement of B&B or its related entity. These impediments may include increased costs of introducing a new service provider and the ability to integrate a new service provider.

12.5 General risks – B&B Funds

Sections 5.12, 6.6, 7.12 and 8.12 contain an outline of the key risks associated with an investment in each B&B Fund and the BBI EPS. In addition to these risks, you should be aware of a number of general risks that relate to an investment in an infrastructure asset, or even more general risks which relate to any equity investment. These risks are outlined in this section 12.5. Alinta Shareholders are already exposed to a number of risks described in this section.

(a) General economic risks

Examples of general economic risks that may affect an investment in a B&B Fund include:

(i) changes in economic conditions and outlook in any country in which a B&B Fund has an asset;

(ii) changes in political conditions in any country in which a B&B Fund has an asset;

(iii) changes in government, industrial, fiscal or monetary policies in any country in which a B&B Fund has an asset; and

(iv) events of force majeure (these risks are further described in section 12.5(r)).

(b) Demand risks

Although in many cases, the revenue derived from infrastructure and power assets is secured through take-or-pay (or equivalent) type contracts or based on regulated tariffs, revenue in some infrastructure and power assets is affected by demand.

For example, the volume of gas transported and electricity delivered through networks is dependent on end-user demand and is subject to a range of variables, including economic and social conditions, adverse competition, population growth, availability of adequate supplies of gas or electricity and natural resources, industry or other issues, government policy and alternative fuels or energy sources.

Usage is also very sensitive to weather patterns and periods of unseasonably warm winters and cool summers may reduce energy consumption and have an adverse impact on earnings. The prices at which an energy business buys and sells a commodity are dependent on specific market forces. Returns from an energy business may reduce where either suppliers or competitors gain a more dominant position in the market.

(c) Competition risk

The infrastructure and power industries can be competitive and may be subject to potential entry by new competitors as well as the addition of new capacity by existing operators.

Each B&B Fund may be affected by the existence of other competing assets owned and operated by parties other than that B&B Fund. There can be no assurance that a B&B Fund will be able to match its competitors in service or price.

Furthermore, when a B&B Fund seeks to acquire new investments, it usually does so in a competitive environment, with other parties seeking to acquire the same assets. Each B&B Fund has to date shown discipline in adhering to its respective investment criteria and each fund intends to continue to do so.

(d) General regulatory risks

Each B&B Fund is subject to extensive regulation in multiple jurisdictions. Infrastructure-related businesses involve ongoing commitments to governmental agencies. These commitments expose each B&B Fund to a higher level of regulatory control than typically imposed on other businesses.

The risk that the governmental agency will repeal, amend, enact or promulgate a new law or regulation, or that a government authority will issue a new interpretation of the law or regulations, can affect a project substantially and impose additional capital and operational obligations on each of the B&B Funds. This may also be due to court decisions and actions of government agencies that affect the performance of each B&B Fund's business.

It is possible that businesses owned by B&B Funds that are not currently subject to regulation have the potential for regulatory intervention. A business may be fined, prohibited from engaging in business activities or subject to limitations or conditions on business activities. Further, any decision made by an economic regulator (such as a competition authority) to regulate non-regulated assets of any business in any B&B Fund portfolio, may significantly change the economics of that asset.

Areas of B&B Funds' businesses are also subject to price and quality thresholds, and failure to adhere to these thresholds may lead to the imposition of fines or greater price controls. The imposition of price controls, new laws or regulations or changes in the enforcement of existing laws or regulations may adversely affect the performance of any business in any B&B Fund's portfolio, which has the potential to impact its cash flow and its ability to meet forecast distribution guidance.

If the outcome of current litigation, such as that between AAM and the Essential Services Commission (Victoria) or the proceedings before the Gas Review Board (WA) described in paragraph 5.12(e) above, required that AAM be licensed as a service provider in relation to the MGN or the DBNGP, respectively, it could potentially have implications for infrastructure assets governed by other licensing or regulatory regimes as well. This could create uncertainty as to how the ownership and operation of those assets should be licensed, and accordingly how ownership, operation and financing of relevant infrastructure assets can be structured.

Changes to regulatory regimes in the energy industry are also likely to impact on businesses in B&B Funds' portfolios, especially if those changes are accompanied by a period of regulatory uncertainty. In particular:

(i) the proposed shift from state-based regulators of electricity and gas transmission and distribution networks to a national regulator (the Australian Energy Regulator); and

(ii) proposed amendments to the National Third Party Access Regime for Natural Gas Pipeline Systems,

may have implications for the operations of those networks.

Similarly, changes to regulatory regimes reflecting climate change, carbon emission trading schemes or other environmental issues may also have implications for B&B Funds.

(e) Litigation risks

B&B Funds are exposed to the risk of litigation or disputes with various parties, such as competitors, customers, regulators, stamp duty and tax authorities and insurance companies in the case of contested compensation. Litigation risks include, but are not limited to, customer claims, native title claims, tenure disputes, stamp duty, taxation disputes, environmental claims, occupational health and safety claims, legal action from special interest groups and disputes in relation to material contracts, including as a result of non-performance, as well as third party losses resulting from asset disruptions. Legal action may impede the completion of particular projects undertaken. Losses as a result of litigation proceedings can have a material adverse effect on financial performance, cash flow and the ability to meet forecast distribution guidance.

(f) Environmental laws and regulations

Environmental laws and regulations affect the operation of infrastructure assets. These laws and regulations impose standards, including in relation to health and environmental issues. They also impose penalties and other liabilities for violations and, in certain circumstances, impose obligations to remediate and rehabilitate current and former facilities and locations where operations are, or were, conducted.

(g) Borrowing risk

Funds from senior debt providers and equity investors typically finance the construction of assets in B&B Fund portfolios. The terms of debt provided by banks are complex, impose a number of onerous obligations on the borrower and afford numerous rights and remedies to the senior lenders. At the end of the construction phase, the senior debt can be repaid either by equity or by longer-term debt financing provided by financiers.

Under the financing agreements, the ability of any individual asset entity to make distributions to the B&B Fund is subject to numerous tests. Failure to meet these tests may result in such amounts being "locked-up" for periods of time or, depending on the circumstances and terms on which the debt has been borrowed, being "swept" and applied in mandatory prepayment of the senior debt. This situation typically arises before an event of default occurs. Any such "lock-up" will have an adverse impact on the ability of the asset entity to make cash distributions to the B&B Fund and, in turn, the B&B Fund's ability to make cash distributions to its equity investors.

Under the terms on which senior debt is provided, senior lenders have the benefit of security over substantially all of the assets of the asset company. If the asset entity is in breach of its obligations under these debt arrangements, the senior lenders may be able to enforce their security over those assets. Any such enforcement action, including enforcing step-in rights and/or the possible disposal of the asset by the senior lenders, is likely to be to the material economic detriment of the B&B Fund.

Infrastructure projects are typically highly geared during the construction phase and may continue to be so during their operating life.

Where project debt facilities are required to be refinanced during the term of the relevant project, there is also a risk that the project entity will be unable to arrange refinancing facilities when required to repay the maturing facilities and that the terms of any such refinancings are less favourable than expected.

(h) Construction risks

There are construction risks inherent to investing in infrastructure assets. Investments in new infrastructure projects during the construction phase are likely to retain some residual risk relating to the project being completed within budget, within the agreed timeframe and to the agreed specification, or successfully integrated into the existing business.

During the construction phase, the major risks include a delay in the projected completion of the project and a resultant delay in the commencement of cash flows, an increase in the capital needed to complete construction, and the insolvency of the head contractor, a major subcontractor and/or a key equipment supplier.

Construction costs may exceed estimates for various reasons, including inaccurate engineering and planning, labour and building material costs in excess of expectations and unanticipated problems with project start-up. Such unexpected increases may result in increased debt service costs and funds being insufficient to complete construction. Delays in project completion can result in an increase in total project construction costs through higher capitalised interest charges and additional labour and material expenses and, consequently, an increase in debt service costs. It may also affect the scheduled flow of project revenues necessary to cover the scheduled operations phase debt service costs, operations and maintenance expenses and damage payments for late delivery.

The experience, reputation and financial, human and technical resources of the head contractor, key subcontractors and major equipment suppliers for a project are factors relevant in determining the likelihood of the timely completion of the project at the stated price.

Satisfactory financial resources are necessary to support the construction contractor's obligations relating to liquidated damage payments, indemnities, and self-insurance obligations. Sufficient human and technical resources are also necessary to enable them to satisfy their contractual requirements.

(i) Operations and maintenance risk

Availability and performance of infrastructure plant and equipment to specification is essential for projected infrastructure revenues to be achieved. Events which can affect operation of equipment include equipment failure, non-performance to specification, accidents, damage by third parties and natural disasters. Events may result in injury or loss of human life, employee compensation claims, damage to infrastructure and short or long-term closure of part or all of the facilities, loss of customers, substantial litigation penalties for regulatory or commercial non-compliance and environmental liability. Many but not all risks can be allocated to contractors under operations and maintenance contracts. If the level of maintenance (including capital) expenditure is different from that projected, it will impact on the projected cash flow available from the project.

Furthermore, while infrastructure assets have largely predictable operating costs, there is a risk that costs could increase, for example labour costs due to labour market conditions, insurance costs (which are largely beyond the control of the owner of the asset) and maintenance costs, in the event of uninsurable plant wear and tear and increases in costs of spare parts.

(j) Technology risk

There is a risk of technology failure (such as for reasons related to quality or appropriateness for conditions) or, for the long-term owner of infrastructure assets, technological redundancy or obsolescence.

(k) Insurance risk

Each B&B Fund may take out appropriate insurance, on industry terms, in respect of insurable risks. However, notwithstanding any insurance, various risks will remain with the B&B Fund, including, for example, where an insurer disputes a claim and/or fails to pay the full amount of the loss claim. It will be at the discretion of the B&B Fund as to the level and type of insurance to be secured for the assets. It may not always be possible to obtain insurance on commercially reasonable terms. The B&B Fund may also self-insure and/or carry large deductibles. Insurance proceeds may not be adequate to cover all potential liabilities and losses, including replacement cost, lost revenues, increased expenses and third party liability.

(l) Failure to achieve growth risk

Most businesses within the portfolios of the B&B Funds are capital intensive and their growth will be, in part, dependent upon the funds' ability to construct and/or acquire assets at competitive costs. There is a risk that any one or more B&B Funds may be unable to secure appropriate infrastructure investments or to obtain capital on suitable terms, thereby limiting the growth of the affected B&B Funds.

(m) Due diligence

From time to time, B&B Funds may make new investments. Each B&B Fund has considerable expertise in the assessment and structuring of infrastructure projects, and it engages external expert assistance where required. However, investors in B&B Funds ultimately bear the risk of whether the project is well conceived and whether the underlying assumptions are realised.

During the due diligence process, B&B Funds review financial and other information made available by various parties on assets which are being acquired. No assurance can be given as to the accuracy or completeness of information made available and relied upon as part of that process. If this information is incorrect or inaccurate, future financial performance, cash flows and prospects of the acquired asset may differ from that expected and that difference may be adverse.

(n) Interest rate risk

Infrastructure sector businesses typically borrow money and accordingly are potentially exposed to adverse interest rate movements that may increase the financial risk inherent in them. Whilst this risk may be reduced through interest rate hedging, such as interest rate swaps or other mechanisms, there is sometimes residual exposure. Movements in interest rates may affect the appropriate discount rate to be used to value investments.

There is a possibility of an increase in the interest expense due to the credit quality of B&B Funds being different to the credit rating of Alinta.

(o) Foreign exchange risk

B&B Funds may have some contracts with companies which are denominated in currencies other than Australian dollars from time to time. As such, investments in, and returns from, the assets which are the subject of these contracts are exposed to exchange rate movements between those currencies and the Australian dollar.

B&B Funds may (where appropriate) hedge all or a portion of known foreign currency cash flows and/or borrow in the local currency providing a natural hedge.

(p) Losses on hedging

B&B Funds enter into contracts on a forward basis to hedge against price volatility and to hedge some of its input costs, commodity sales, interest rate and exchange rate exposures. These hedging transactions will expose B&B Funds to the risk of financial loss in the event of a mismatch between the expected exposure being hedged and the actual exposure (basis risk) or credit risk in the event of default by a counterparty when these hedges are transacted over-the-counter. In addition, under AIFRS, those hedges deemed ineffective under the accounting standards will introduce volatility into the financial statements as movements in fair value are recognised in the income statement. Swap break fees may also be payable where hedges are unwound or terminated.

(q) Inflation risk

Depending on the cash inflows and outflows for a business and their respective escalation factors, returns from asset entities to B&B Funds can be affected by changes in the rate of inflation.

(r) Force majeure risk

Force majeure is the term generally used to refer to an event beyond the control of a party to a contract and can be relevant where that party is claiming under the contract that the event has occurred. An event of force majeure includes "acts of god" (such as fire, flood and earthquakes), "acts of man" (such as strikes and industrial action) and "acts of government" (such as embargos).

Some force majeure risks are uninsurable or not fully insured and, if such an event occurs, this can have an adverse effect on an asset (or its cash flows) owned by a B&B Fund, as well as the B&B Fund itself.

(s) Stock market risk

Investors in B&B Funds will be exposed to risks associated with any investment in securities of an entity listed on any domestic or international stock market. The price of the securities on ASX may affect the market performance of any B&B Fund security, including general stock market performance, general economic conditions, variations in the local and global market for listed stocks, changes to government policy, legislation or regulation and inclusion or removal from major market indices, as well as the specific performance of the B&B Fund.

In particular, security prices are subject to wide fluctuations, which may reflect a diverse range of non-issuer specific influences on the international market. However, such market fluctuations may materially adversely affect the market price of securities in any B&B Fund. No B&B Fund nor any of the directors of any B&B Fund nor any other person guarantees the market performance of the securities of any B&B Fund.

Future capital raisings by the B&B Funds may also impact the market price of securities in the relevant B&B Fund and/or dilute securityholders.

(t) Change in law (including taxation)

The B&B Funds operate in many countries, each with separate taxation authorities and differing regulations which result in significant complexity.

Changes in government legislation and policy, in particular changes to tax legislation, including tax treaties between relevant countries, and interpretation of such legislation or policy, may affect the future earnings or asset values, increase the amount of tax paid by a B&B Fund or affect the treatment of tax losses that may have been, or may be, accumulated, and this may affect the relative attractiveness of investing in any one or more B&B Fund. These changes may influence both profit and loss for accounting purposes and the total tax that any one or more B&B Fund has to pay.

Under current Australian taxation law and the distribution policy for each of BBI, BBP and BBW, the relevant trust entity within each structure (namely BBIT, BBPT and BBWPT respectively (each a "Relevant Trust" for the purpose of this paragraph)) is a flow-through entity for tax purposes and is not required to pay income tax. However, if the Relevant Trust were to be considered to carry on or control a trading business, then the Relevant Trust may be treated as a public trading trust for tax purposes (in which case, the trustee would be subject to tax on the net income of the Relevant Trust at the corporate tax rate and flow-through tax treatment would cease to be available). The impact of any future change in law is difficult to predict. Investors should be aware that if there is a legislative change to the taxation of unit trusts, or a change in the interpretation of current tax laws, any such change could affect the taxation treatment of distributions from the Relevant Trust.

Changes in accounting standards or their interpretation which occur after the date of this Booklet may impact on the Scheme Proposal and may increase the costs associated with the Scheme Proposal and the ongoing business of the B&B Fund.

(u) Forecasts

Any forward-looking information relating to any B&B Fund in this Booklet may contain forecasts of yields and financial results over an extended period. It is prudent to approach forecasts as being less reliable the longer the period of the forecasts and the greater the number of variables that may affect the forecasts. There are many variables that may interact in complex ways, co-vary and affect the actual results as compared to any forecasts. Investors should be aware that these forecast results may not be achieved and should not place undue reliance upon them. This risk is described in more detail in the Important Notice at the front of this Booklet.

(v) Counterparty creditworthiness

Some businesses owned by B&B Funds derive revenue from significant contracts with large customers. These businesses can be exposed to some credit risk through these contracts. A default by a major customer could have a material adverse effect on the financial performance of the business which, in turn, could materially affect the financial performance of the B&B Fund.

(w) Joint venture risk

B&B Funds co-invest in certain assets with third parties. Owning an interest in an asset with co-owners imposes restrictions which do not exist where the asset is wholly owned, especially regarding the ability of a co-owner to make business decisions without consultation with or unanimous agreement of the other co-owners. There may also be other limitations such as the inability to sell the interest without the co-owners' prior consent or pre-emption rights. Unless resolved in a timely manner, disagreements between co-owners may have an adverse impact on the value of the asset and on the B&B Fund.

(x) Occupational health and safety risk

Some of the tasks undertaken by employees are inherently dangerous and have the ability to result in serious injury or death. Occupational health and safety legislation and regulations differ in each jurisdiction. If a serious accident were to occur, it could result in material compensation payments having to be made, the loss of a licence or permit required to carry on the business, or other legislative sanction, all of which have the potential to impact the B&B Fund's cash flow and its ability to meet future distributions.

(y) Permit, licence and consent risk

B&B Funds and their respective businesses require certain permits, licences and consents in order to operate. The conditions and costs of these may be changed on any renewal, or, in some cases, may not be renewed due to unforeseen circumstances or a subsequent change in regulations. In any such event, the renewal or non-renewal could have a material adverse effect on the company's financial performance.

(z) Land title risk

Infrastructure assets may require large areas of land on which to be constructed and operated. The rights to use the land can be obtained through freehold title, leases and other rights of use. Different jurisdictions adopt different systems of land title and in some jurisdictions it may not be possible to ascertain definitively who has the legal right to enter into land tenure arrangements with the asset owner. In some jurisdictions, it is possible to claim indigenous rights to land, including in Australia where the existence or declaration of native title may affect the existing or future activities of a B&B Fund and impact on its operational and financial performance.

(aa) Loss of key management risk

B&B Fund businesses are complex and require a high degree of understanding of relevant issues by senior management. This level of understanding is built up over time spent managing the business. There is a risk that a B&B Fund or its businesses could lose key members of its management team and their value-adding corporate knowledge and expertise.

(bb) Industrial action

Industrial action, renegotiations of enterprise bargaining agreements or claims by employees or their unions may interrupt B&B Funds' ability to effectively use the Alinta Assets.

(cc) Transmission risk

Power generators must be connected to the electricity grid to supply electricity to customers. If a grid fails or experiences "down time", if the power generator does not comply with technical grid requirements and/or if marginal loss factors are adversely impacted, the generator may not be able to deliver the expected volume of electricity to its respective off-taker (pool or off-take counterparty). This may result in reduced revenue and may potentially expose the generator to non-performance penalties and claims from its customers under power purchase and other agreements.



13

IMPLEMENTATION OF THE SCHEME PROPOSAL

13.1 Introduction

Two schemes of arrangement have been proposed under Part 5.1 of the Corporations Act, being a Share Scheme between Alinta and Alinta Shareholders and an Option Scheme between Alinta and Alinta Optionholders, in addition to the APA Distribution. This section sets out how the Scheme Proposal is to be implemented. Importantly, for the Share Scheme and the APA Distribution to take effect, the requisite majorities of Alinta Shareholders must approve the Share Scheme and the Capital Reduction and the Share Scheme must be approved by the Court. In order for the Option Scheme to take effect, the Share Scheme must become Effective (including the approval of the Capital Reduction) and the requisite majorities of Alinta Optionholders, and the Court, must approve the Option Scheme.

13.2 Share Scheme

(a) Share Scheme Consideration

Subject to the Share Scheme becoming Effective and the Capital Reduction being approved, all of the Scheme Shares will be transferred to the Bidder and Share Scheme Participants will be entitled to receive the APA Distribution and the Share Scheme Consideration for each Alinta Share held at the Record Date. The Share Scheme Consideration under each Consideration Alternative is determined under the Share Scheme which is set out in full in Annexure A. In summary, for each Scheme Share, unless an Alinta Shareholder elects another Consideration Alternative,[93] an Alinta Shareholder will receive the Default Consideration, namely the following:

(i) a payment of $8.925 in cash;
(ii) the issue of 1.599 BBI EPS;
(iii) the issue of 0.752 BBI Stapled Securities;
(iv) the issue of 0.669 BBP Stapled Securities; and
(v) the issue of 0.26 BBW Stapled Securities;

(**Base Consideration**) adjusted as outlined in sections 13.2(a), (b) and (c), together with:

(vi) the APA Distribution (as described in section 10); and
(vii) $0.40 of franking credits (for those Alinta Shareholders who are entitled to the benefit of them).[94]

Each BBI Stapled Security, BBP Stapled Security and BBW Stapled Security issued under the Share Scheme will rank pari passu in all respects (including as to distributions) with other BBI Stapled Securities, BBP Stapled Securities and BBW Stapled Securities (as the case may be) at the date of issue, provided that they will not rank for the distributions for the half-year to 30 June 2007.

The BBI EPS will be issued on the terms set out in section 6 and Annexure H.

Under the APA Distribution, the APA Securities will be distributed as outlined in section 10.

In determining the Default Consideration, the cash component of the Base Consideration may be subject to the following adjustments:

(viii) The cash component will be reduced by any Transaction Dividend which Alinta pays on or before the Implementation Date (other than to the extent the Transaction Dividend reflects distributions received by Alinta on its APA Securities prior to the Implementation Date or payment of some or all of the APA Distribution).[95]
(ix) The cash component of the Base Consideration will be increased by an amount equal to $20 million for each month that Implementation is delayed after 31 August 2007 but only to the extent that such delay results from a breach of the SIA by the Bidder (such amount to be pro rated if Implementation occurs during a month) divided by the number of Alinta Shares and Alinta Options on issue on the Record Date.
(x) The cash component of the Base Consideration will be increased or reduced by the amount by which the Working Capital of Alinta as at 30 June 2007 is greater than $190,240,000 or less than $184,240,000 (as the case may be) divided by the number of Alinta Shares and Alinta Options on issue on the Record Date.

(b) Consideration Alternatives

Each Share Scheme Participant may elect to receive one of four alternative forms of Share Scheme Consideration. There is an additional fifth alternative for Small Alinta Shareholders who wish to participate in the Cash Out Facility. Any election (other than an election to receive the Default Consideration) must be made on the pink Election Form enclosed with this Booklet. The Election Form must be received no later than Thursday, 23 August 2007 at 5.00pm (WST) 7.00pm (AEST).

Notes:

93 Special rules apply to Ineligible Overseas Shareholders and New Zealand Shareholders. See section 13.2(i).

94 Alinta Shareholders who acquire Alinta Shares within 45 days of the Effective Date (not including the date of acquisition or the Effective Date) will not be entitled to the benefit of franking credits in respect of the APA Dividend to the extent they relate to those Alinta Shares. Alinta Shareholders should seek their own specific taxation advice for their individual circumstances. See section 14 for more information.

95 The SIA provides that Alinta may pay one or more Transaction Dividends at any time on or before the Implementation Date (including a dividend representing payment of the APA Distribution) notwithstanding that the record date for such dividends is not the Record Date. Any Transaction Dividend representing payment of some or all of the APA Distribution may be in the form of a distribution in specie of APA Securities or a distribution of the net proceeds of sale of any APA Securities (or a combination of both). If Alinta pays such a Transaction Dividend, then the existing APA Distribution will be reduced by the total amount of that Transaction Dividend divided by the number of Alinta Shares and Alinta Options on issue on the Record Date (including by reducing the number of APA Securities available for distribution pro rata to Alinta Shareholders under the Share Scheme). Alinta Shareholders will not be entitled to the benefit of any franking credit in respect of such Transaction Dividends in relation to any Alinta Shares which they have held for less than 45 days as at the date of payment of the Transaction Dividend (excluding the date of acquisition of the Alinta Shares and the date of payment of the relevant Transaction Dividend).

Special rules apply to Ineligible Overseas Shareholders and New Zealand Shareholders, and they should refer to section 13.2(j).

The value of each of the Consideration Alternatives (before any sale under the Cash Out Facility occurs) will be the same as at the Record Date. For this purpose, the B&B Fund Securities will be valued as at the Record Date, based on the VWAP over the five Business Days immediately following the Meeting Date, which covers the days immediately prior to the Record Date on the current timetable, and the BBI EPS will be valued at $1.00 each.

All Share Scheme Participants will still receive the APA Distribution (although some Alinta Shareholders will have all APA Securities they are distributed sold for them under the Cash Out Facility).

Alternative 1: **Default Alternative**
Any Share Scheme Participant who does not make an election will receive the Default Consideration. If you wish to receive the Default Consideration, you do not need to do anything (unless you are a Small Alinta Shareholder and wish to participate in the Cash Out Facility, in which case use Alternative 5 below). In determining the Default Consideration, the Base Consideration described in paragraph (a) above may be adjusted due to the take-up of the other Consideration Alternatives, as explained further in paragraph (c) below.

Alternative 2: **Maximum Preference Shares Alternative**
Share Scheme Participants may elect to receive more BBI EPS and less (if any) of the B&B Fund Securities Component and the Cash Component of the Share Scheme Consideration.

Share Scheme Participants who elect to receive the Maximum Preference Shares Alternative will receive a priority allocation of up to $12,000 BBI EPS before any remaining entitlements to BBI EPS are allocated (provided this priority allocation does not exceed the available BBI EPS).[96] This may allow Alinta Shareholders with small holdings to maximise their CGT rollover relief by receiving all of their Share Scheme Consideration in BBI EPS.

The total number of BBI EPS available to all Alinta Shareholders who elect the Maximum Preference Shares Alternative is limited as set out in paragraph (c)(i) below. If demand under the Maximum Preference Shares Alternative exceeds the BBI EPS available, allocation of BBI EPS will be scaled back as set out in that paragraph.

Alternative 3: **Maximum Cash Alternative**
Share Scheme Participants may elect to receive more cash and less (if any) of the B&B Fund Securities Component and the BBI EPS Component of the Share Scheme Consideration.

The total amount of cash available to all Alinta Shareholders who elect the Maximum Cash Alternative will be equal to the total amount of cash available under the Share Scheme (see below) less the total cash allocated to the Default Consideration (including the Cash Out Alternative, which is a variant of the Default Consideration). If demand under the Maximum Cash Alternative exceeds the amount of cash available, allocations of cash will be scaled back on a pro rata basis.

Share Scheme Participants who elect the Maximum Cash Alternative may also elect to have any Unmarketable Parcels of Consideration Securities they would otherwise receive sold for them by the Nominee and the proceeds provided in cash (without any charge for brokerage).

Alternative 4: **Maximum Securities Alternative**
Share Scheme Participants may elect to receive more B&B Fund Securities and less (if any) of the Cash Component and BBI EPS Component of the Share Scheme Consideration.

The total number of B&B Fund Securities available to all Alinta Shareholders who elect the Maximum Securities Alternative will be equal to the total number of B&B Fund Securities available under the Share Scheme (see below) less the B&B Fund Securities allocated to the Default Consideration (including the Cash Out Alternative, which is a variant of the Default Consideration). If demand under the Maximum Securities Alternative exceeds the number of B&B Fund Securities available, allocations of B&B Fund Securities will be scaled back on a pro rata basis.

Alternative 5: **Cash Out Alternative for Small Alinta Shareholders**
Small Alinta Shareholders (i.e. those holding 1,000 or less Alinta Shares) may elect to receive the Default Consideration and have any B&B Fund Securities and BBI EPS and any APA Securities distributed under the APA Distribution sold for them by a Nominee and the proceeds provided in cash (without any charge for brokerage). The Cash Out Facility is described further in section 13.2(k) of this Booklet.

The actual mix of cash, B&B Fund Securities and BBI EPS that Alinta Shareholders will receive will depend on the preferences of other Alinta Shareholders, as the total available cash, B&B Fund Securities and BBI EPS being provided by the Consortium to all Alinta Shareholders is limited to approximately the following amounts (assuming all Alinta Options have been exercised by the Record Date[97] and subject to the adjustments summarised in paragraph (c) below under schedule 1 of the Share Scheme):

> Total available cash for the Cash Component = $4,468.6 million.

> Total available BBI Stapled Securities = 376.5 million.

Note:

96 Any scale back required under that priority allocation will occur on a per Alinta Shareholder rather than per Alinta Share basis

97 Also assumes no substitution of BBI Stapled Securities for BBI EPS in relation to Ineligible Overseas Shareholders and New Zealand Shareholders as referred to in Section 13.2(j)

- Total available BBP Stapled Securities – 335.0 million.
- Total available BBW Stapled Securities – 130.2 million.
- Total available BBI EPS – 800 million.

If the limits on the consideration available result in scale back of the preferred consideration under the Maximum Preference Shares Alternative, Maximum Cash Alternative or Maximum Securities Alternative, each such Consideration Alternative will receive a proportional allocation of the other forms of consideration that remain after each form of consideration has been allocated to:

- the Consideration Alternative that maximises that form of consideration; and
- the Default Consideration (including the Cash Out Alternative, which is a variant of the Default Consideration),

so as to ensure that the value of each Consideration Alternative is equal to the value of the Base Consideration on the Record Date. (The value will be determined based on the VWAP over the five Business Days immediately following the Meeting Date, which covers the days immediately prior to the Record Date on the current timetable, and based on BBI EPS trading at their issue price of $1.00.)

Alinta Shareholders will not know the precise mix of cash, B&B Fund Securities and BBI EPS they will receive until after they are required to vote on the Share Scheme (although, depending on the elections they make, they may know minimum numbers). Due to the limited pools of cash, B&B Fund Securities and BBI EPS available, it is possible that Alinta Shareholders making an election may receive a similar amount of cash, B&B Fund Securities and BBI EPS as they would under an alternative election.

See section 13.2(l) of this Booklet for information on trading B&B Fund Securities and BBI EPS on ASX. **Alinta Shareholders who trade their securities on a deferred settlement basis before being advised of their final entitlements do so at their own risk.**

(c) Further adjustments to Consideration Alternatives after elections made

Once the elections of the Consideration Alternatives have been made, further adjustments to the consideration payable under each of the Consideration Alternatives will be made (in accordance with Schedule 1 of the Share Scheme) as follows:

(i) BBI EPS[98] will only be allocated up to the BBI EPS Cap. Adjustments to the $12,000 priority allocation amount described above will be made to ensure that the priority allocation does not exceed the BBI EPS Cap. If the priority allocation does not exceed the BBI EPS Cap, a secondary allocation on a per Alinta Share (rather than per Alinta Shareholder) basis will occur. If the priority and secondary allocations exceed the BBI EPS Cap, then the secondary allocation will be scaled back so that the BBI EPS Cap is not exceeded.

(ii) The Base Consideration may be adjusted so that fewer BBI EPS Securities are received in the Default Consideration. The number of BBI EPS received per Alinta Share in the Default Consideration will be equal to the lowest of:

- 1.599;
- the number of any BBI EPS remaining under the BBI EPS Cap after allocations under the Maximum Preference Shares Alternative are completed (**Residual BBI EPS**) divided by the number of Alinta Shares to receive the Default Consideration (including under the Cash Out Alternative), and
- if the Residual BBI EPS is less than 250 million, zero.

(iii) If such an adjustment to the Base Consideration occurs, the Cash Component and B&B Fund Securities Component of the Base Consideration will be adjusted (in accordance with Schedule 1 of the Share Scheme) so that the value of the Default Consideration will be the same as the value of the Base Consideration on the Record Date (provided that the cash will not be less than $8.925). (The value will be determined based on the VWAP over the five Business Days immediately following the Meeting Date, which covers the days immediately prior to the Record Date on the current timetable, and based on BBI EPS trading at their issue price of $1.00.)

(iv) If the Residual BBI EPS is less than 250 million, the Alinta Shareholders who receive the Default Consideration will not receive any BBI EPS. BBI Stapled Securities will be provided instead. The number of BBI Stapled Securities available for the Scheme Consideration will increase by the Residual BBI EPS divided by the value of a BBI Stapled Security.
In this case, only those BBI EPS elected for under the Maximum Preference Share Alternative will be issued. BBI will issue to Scheme Participants additional BBI Stapled Securities equal to the Residual BBI EPS divided by the value as at the Record Date of a BBI Stapled Security. (The value will be determined based on the VWAP over the five Business Days immediately following the Meeting Date, which covers the days immediately prior to the Record Date on the current timetable.)

(v) The number of securities received under each Consideration Alternative is subject to the effects of rounding.

(d) Effect of Share Scheme on Scheme Shares

If the Scheme Proposal is implemented, the Scheme Shares, together with all rights and entitlements attaching to those shares as at the Implementation Date (other than entitlement to the APA Distribution), will, without the need for any further act by any Share Scheme Participant (other than acts performed by Alinta or its directors as attorney or agent for Share Scheme Participants under the Scheme), be transferred to the Bidder on the Implementation Date and the transfer will be deemed to be Effective on the Implementation Date.

Notes:
98 Including all BBI Stapled Securities issued in lieu of BBI EPS for New Zealand Shareholders or Ineligible Overseas Shareholders as set out in section 13.2(j).

Under the Share Scheme, each Share Scheme Participant irrevocably appoints Alinta and each Alinta Director as its attorney from the Effective Date with power:

(i) in the case of Scheme Shares in a CHESS Holding:
   (A) to cause a message to be transmitted to ASTC in accordance with ASTC Settlement Rules so as to transfer to the Bidder the Scheme Shares held by the Share Scheme Participant from the CHESS Subregister of Alinta to the issuer sponsored subregister operated by Alinta; or
   (B) to complete and sign on behalf of Share Scheme Participants any required form of transfer to the Bidder of such Scheme Shares (which may be a master transfer of all Scheme Shares);

(ii) in the case of Scheme Shares that are registered in the issuer sponsored subregister of the Alinta Share Register, to complete and sign on behalf of Share Scheme Participants any required form for the transfer to the Bidder of such shares (which may be a master transfer of all Scheme Shares); and

(iii) in the case of all Scheme Shares, to exercise all powers and rights which the Share Scheme Participant could lawfully exercise as the registered holder of the Scheme Shares including without limitation attending and voting at any meeting of Alinta (which meeting the Share Scheme Participant undertakes not to otherwise attend or vote at in person or by proxy or other representative), requisitioning any meeting of Alinta and doing all things incidental and ancillary to any of the foregoing and it is acknowledged and agreed that, in exercising such powers, the attorney may act in the interests of the Bidder, and will act at its discretion, as the intended registered holder of those shares.

(e) Approvals required from Share Scheme Participants and the Court

For the Share Scheme to take effect, section 411(4) of the Corporations Act requires a meeting of Alinta Shareholders be held at which the Share Scheme must be agreed to by a resolution passed by a majority in number of Alinta Shareholders present and voting (either in person or by proxy) at the Share Scheme Meeting and representing in aggregate not less than 75% of the votes cast on the resolution at the Share Scheme Meeting. The result of the Share Scheme Meeting must then be provided to the Court which will consider whether or not to approve the Share Scheme.

Of the 495,218,848 Alinta Shares on issue, B&B currently holds 13,361,992 Alinta Shares. These shares form a different class for the purpose of the Share Scheme and, as such, consent to the Share Scheme will be given separately from other Alinta Shareholders and these shares will not be voted at the Share Scheme Meeting. The holder of these Alinta Shares is entitled to vote at the General Meeting and intends to vote in favour of the Capital Reduction.

On 2 July 2007, the Court made the requisite order that the Share Scheme Meeting be held. The order made by the Court convening the Share Scheme Meeting does not constitute an endorsement of, or any other expression of opinion on, the Share Scheme or this Booklet. Approval of the Share Scheme by the Court will be required at the Second Court Date.

(f) Conditions precedent to Implementation of the Share Scheme

The obligations of Alinta, the Bidder, SPI and BBIPL to implement the Share Scheme are subject to the satisfaction (or waiver) of the Conditions set out in section 13.6(a)(vi) of this Booklet (to the extent and in the manner set out in the SIA).

The Bidder has notified Alinta that the conditions relating to FIRB Consent and OIO approval have been satisfied.

It is intended that the Conditions will be satisfied by the Second Court Date. At the time of the Meetings, not all of the Conditions will necessarily be satisfied, but you will be updated as to the status of the Conditions.

(g) Determination of entitlements

For the purpose of determining which Alinta Shareholders are eligible to participate in the Share Scheme, dealings in Alinta Shares will be recognised only if:

(i) in the case of dealings of the type to be effected using CHESS, the transferee is registered as the holder of the relevant Alinta Shares on or before the Record Date; and

(ii) in all other cases, registrable transfers or transmission applications in respect of those dealings are received by the Share Registry on or before the Record Date.

(h) Payment of Share Scheme Consideration and APA Distribution

Under the Deed Poll, the Bidder must provide, or procure the provision of, the Share Scheme Consideration to the Share Scheme Participants on the Implementation Date (intended to be 31 August 2007).

In relation to the Cash Component of the Scheme Consideration, prior to, or simultaneous with, the transfer of the Scheme Shares, the Bidder will deposit the cash into an account in the name of Alinta[99] with those funds to be held on trust by Alinta for the purposes of paying the Scheme Consideration to Scheme Participants on, or as soon as practicable after, the Implementation Date by cheque sent to their Registered Address

The Bidder will register, or cause to be registered, the Share Scheme Participants as the holders of the B&B Fund Securities and BBI EPS to which they become entitled under the Share Scheme[100] on:

(i) if the Scheme Shares were held by the Share Scheme Participant on the Record Date on an uncertificated issuer sponsored subregister of Scheme Shares, an uncertificated issuer sponsored subregister of B&B Fund Securities and BBI EPS (respectively); or

Notes:
99 Interest will be to the account of Alinta.
100 Not including shares to be sold by the Nominee under the Cash Out Facility.

(ii) if the Scheme Shares were held by the Share Scheme Participant on the Record Date on an uncertificated CHESS Subregister of Scheme Shares, on an uncertificated CHESS Subregister of B&B Fund Securities and BBI EPS (respectively).

In either case, such registration is to occur on the Implementation Date immediately after the transfer of the Scheme Shares to the Bidder.

The Bidder will register the Nominee as the holder of each of the B&B Fund Securities and BBI EPS issued to it to be sold under the Cash Out Facility on the Implementation Date immediately after the transfer of the Scheme Shares to the Bidder takes effect.

On, or as soon as practicable after, the Implementation Date, the Bidder must send holding statements or notices confirming the issue and allotment of BBI EPS and B&B Fund Securities to:

(i) the Share Scheme Participants who become entitled to those securities under the Share Scheme by post to their Registered Address; and
(ii) the Nominee who is issued those securities under the Share Scheme to be sold under the Cash Out Facility.

In the event that the Bidder fails to comply with its obligations under the Deed Poll, the Share Scheme Participants may rely on and enforce the Deed Poll in accordance with its terms even though the Share Scheme Participants are not a party to it. Under the Share Scheme, each Share Scheme Participant irrevocably appoints Alinta and any of the Alinta Directors as its agent and attorney to, among other things, enforce the Deed Poll against the Bidder, BBIPL and SPI.

Alinta will provide, or procure the provision of, the APA Distribution to the Share Scheme Participants on the Implementation Date, prior to the transfer of Scheme Shares to the Bidder, and Alinta will hold the entitlements of Scheme Participants on trust until received by Scheme Participants.

In respect of any cash component of the APA Distribution, Alinta will pay that cash amount on, or as soon as practicable after, the Implementation Date by sending a cheque for the cash amount due to each Share Scheme Participant to his or her Registered Address. The APA Securities are to be distributed under the APA Distribution by procuring the due execution of a transfer of such APA Securities to each Share Scheme Participant (or the Nominee to be sold under the Cash Out Facility) and on, or as soon as practicable after, the Implementation Date requesting the entry of that Share Scheme Participant's (or Nominee's) name in the register of members of APT and APTIT.

(i) Consents and warranty of Share Scheme Participants

Under the Share Scheme, each Share Scheme Participant, without the need for any further act on their part, irrevocably appoints Alinta and any of its directors (or Alinta's sub-delegates) as its agent and attorney for the purpose of executing any document or doing any other act necessary to give effect to the terms of the Share Scheme and enforcing the Deed Poll against the Bidder, BBIPL or SPI.

Each Share Scheme Participant consents to several matters under the Share Scheme, including that it:

(i) consents to Alinta (or its sub-delegates) doing all things and executing all deeds, instruments, transfers or other documents as may be necessary, incidental or expedient to Implementation;
(ii) acknowledges that the Share Scheme binds Alinta and all of the Alinta Shareholders from time to time (including those who do not attend the Share Scheme Meeting, do not vote at that meeting or vote against the Share Scheme or against the Capital Reduction);
(iii) agrees to the transfer of their Alinta Shares, together with all rights and entitlements attaching to those Alinta Shares (other than entitlements to the APA Distribution), to the Bidder, in accordance with the Share Scheme;
(iv) from the Effective Date until the Bidder is registered as holder of all Alinta Shares, irrevocably appoints Alinta and each of its directors and officers, jointly and severally, as its attorney and agent (and directs Alinta in such capacity) to appoint the chairman of the Bidder as its sole proxy and, where applicable, corporate representative to attend shareholders' meetings of Alinta, exercise the votes attaching to the Alinta Shares registered in the name of the Share Scheme Participant and sign any Alinta Shareholders' resolution, and must take all other action in the capacity of a registered holder of Alinta Shares as the Bidder reasonably directs;
(v) may not attend or vote at any of the meetings referred to in paragraph (iv) above or sign any Alinta Shareholders' resolution (whether in person, by proxy or by corporate representative) other than as described in paragraph (iv) above;
(vi) agrees to become a holder of APA Securities, B&B Fund Securities and BBI EPS to which it becomes entitled under the Share Scheme, and to be bound by the constitutions of the issuers of those securities (as amended from time to time), and that its holdings of those securities will be registered in the same names as its holding of Scheme Shares; and
(vii) agrees that all binding instructions or notifications in relation to the Scheme Shares (including as to payment of distributions) will be deemed to apply to B&B Fund Securities and BBI EPS issued under the Scheme Proposal (until otherwise revoked or amended).

If a Court proposes to approve the Share Scheme subject to any alterations or conditions, Alinta may (with the Bidder's consent) consent to those alterations or conditions on behalf of a Share Scheme Participant.

Each Share Scheme Participant is taken to have warranted to the Bidder that all of their Alinta Shares (including any rights attaching to those Alinta Shares) which are transferred under the Share Scheme will, at the date of transfer, be fully paid and free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise, and restrictions on transfer of any kind, and that they have full power and capacity to transfer their Alinta Shares together with any rights attaching to those Alinta Shares.

(j) Ineligible Overseas Shareholders

Alinta Shareholders whose address is shown in the Alinta Register on the Record Date as in Australia and its external territories, the United Kingdom or Hong Kong and who are not US Shareholders will be entitled to receive the Share Scheme Consideration pursuant to the Share Scheme in the manner outlined above.

Alinta Shareholders whose address is shown in the Alinta Register on the Record Date as in New Zealand and who are not US Shareholders will be treated in the same way as Australian Alinta Shareholders, except that they may not receive BBI EPS. They therefore cannot choose the Maximum Preference Shares Alternative, and BBI Stapled Securities will be substituted, if relevant, for any BBI EPS they would otherwise receive under any other Consideration Alternative. The amount of BBI Stapled Securities issued to New Zealand Shareholders to substitute for BBI EPS will be such that the value of the affected Consideration Alternatives at the Record Date will be the same for the New Zealand Shareholders as it will be for the other Alinta Shareholders (based on the BBI EPS being valued at their issue price of $1.00 and the B&B Fund Securities being valued at the VWAP over the five Business Days immediately following the Meeting Date, which covers the days immediately prior to the Record Date on the current timetable).

Alinta Shareholders whose address is shown in the Alinta Register on the Record Date as in a place outside the places referred to above and those Alinta Shareholders who are US Shareholders have been classified as Ineligible Overseas Shareholders because the issue or transfer to them of B&B Funds Securities, BBI EPS and the APA Securities, or any investment decision relating to those securities, may be prohibited by the laws of the jurisdictions in which they reside or may require compliance with conditions or legal requirements which Alinta regards as unreasonably onerous. Ineligible Overseas Shareholders will be entitled to participate in the Share Scheme on the same basis as all Alinta Shareholders. However, Ineligible Overseas Shareholders will not be entitled to select among the Consideration Alternatives, nor receive the B&B Fund Securities, BBI EPS or the APA Securities. Instead, the B&B Fund Securities, BBI EPS and the APA Securities that they otherwise would have received (based on the Default Consideration, but with an equivalent value of BBI Stapled Securities substituted for BBI EPS, if relevant[101]) will be issued to a Nominee and dealt with pursuant to the Cash Out Facility described below.

(k) Cash Out Facility

Small Alinta Shareholders who elect the Cash Out Alternative and Ineligible Overseas Shareholders will be entitled to the Default Consideration[102] and the APA Distribution. However, these Alinta Shareholders will not receive any B&B Fund Securities, BBI EPS or APA Securities. Similarly, Alinta Shareholders electing the Maximum Cash Alternative and further electing to have Unmarketable Parcels sold under the Cash Out Facility will not receive Unmarketable Parcels. Instead, the securities they would otherwise have received will be issued to the Nominee.

The Nominee will sell the relevant securities on ASX or by bookbuild or other sale process on behalf of all of the relevant Alinta Shareholders as soon as is reasonably practicable (and in any event by no later than five Business Days after the Implementation Date) at such price or prices and on such other terms as the Nominee determines in good faith at the risk of the Alinta Shareholder. The Nominee will then remit the proceeds of the sale of the securities to the Bidder within five Business Days of the receipt by the Nominee of the whole proceeds of sale. The Bidder will then pay to each relevant Alinta Shareholder the average proceeds of sale of the securities to which the Alinta Shareholder would otherwise have been entitled in full satisfaction of that Alinta Shareholder's rights under the Share Scheme to that component of the Share Scheme Consideration or the APA Distribution. The average is determined by the proportion of the proceeds of sale that a particular security of an Alinta Shareholder bears to the proceeds of the sale of all securities of Alinta Shareholders. Applicable brokerage will also be deducted from that average amount in the case of Ineligible Overseas Shareholders other than Ineligible Overseas Shareholders who are also Small Alinta Shareholders, as explained below.

It should be noted that fees, taxes and other charges other than brokerage and stamp duty will be deducted from the proceeds. In addition, Ineligible Overseas Shareholders (who are not Small Alinta Shareholders) may have brokerage deducted. Small Alinta Shareholders whose Unmarketable Parcels are being sold, will receive proceeds free of brokerage.

Notes:

101 For this purpose BBI EPS will be valued at $1.00 and BBI Stapled Securities on the basis of the VWAP over the five Business Days immediately following the Meeting Date, which covers the days immediately prior to the Record Date on the current timetable.

102 Subject to substitution of BBI Stapled Securities for BBI EPS, if relevant, in the case of New Zealand Shareholders and Ineligible Overseas Shareholders as referred to in section 13.2(j).

In order to comply with the undertakings to the ACCC referred to in section 10.5, the Nominee will be instructed not to sell APA Securities such that any person acquires a substantial holding in the APA Group or any substantial holder acquires more than 5% of the APA Group under the sale, unless they are approved by the ACCC.

The proceeds of sale of B&B Fund Securities, BBI EPS and the APA Securities will be paid by the Bidder to Alinta Shareholders within five Business Days of receipt of proceeds of sale from the Nominee by cheque in Australian currency drawn on an Australian bank. Full details of this process are contained in clause 3.5 of the Share Scheme (which is set out in Annexure A).

Alinta, the Bidder and the Nominee give no assurance as to the price that will be achieved for the sale of securities under the Cash Out Facility. The proceeds that Alinta Shareholders receive may be more or less than the current market price of the relevant Consideration Securities.

The implementation of the Cash Out Facility may result in a significant number of B&B Fund Securities, BBI EPS and APA Securities being offered for sale at the same time. This could have the effect of depressing the sale price of those securities. For more information on this risk, please see section 12.2(a)(vi).

Under the Share Scheme, Alinta Shareholders participating in the Cash Out Facility appoint Alinta as their agent to receive any financial services guide or other notice given by the Nominee. Copies of any documents Alinta receives from the Nominee as agent for Alinta Shareholders will be published on Alinta's website.

(l) Trading of Alinta Shares, B&B Fund Securities, BBI EPS and APA Securities on ASX

ASX trading of Alinta Shares is expected to be suspended at close of trading on the Effective Date.

The B&B Funds and the BBI EPS Issuer will apply for the B&B Fund Securities and BBI EPS that are to be issued under the Share Scheme to be quoted on ASX on a deferred delivery basis as soon as possible after the Record Date (although there is no guarantee ASX will agree to deferred delivery quotation).

It is expected that deferred delivery quotation will take place on the Implementation Date, after which time Alinta Shareholders can ascertain their final entitlements by contacting the Alinta Information Line on 1800 135 107 (within Australia) or +61 2 8268 3641 (outside Australia).

It is the responsibility of Alinta Shareholders to ensure they do not trade more securities than they are certain of receiving. **Alinta Shareholders who trade B&B Fund Securities or BBI EPS on a deferred delivery basis before being advised of their final entitlements do so at their own risk.**

Deferred delivery trading of B&B Fund Securities and BBI EPS is expected to continue until the B&B Funds and the BBI EPS Issuer have advised ASX that securities have been issued, which is expected to be on the Implementation Date. Normal delivery trading is expected to commence on the following Business Day.

The APA Securities to be distributed in the APA Distribution are already quoted on ASX. There will be no arrangements for deferred delivery trading of APA Securities prior to the Implementation Date.

(m) Fractional entitlements

If the number of Alinta Shares held by a Share Scheme Participant is such that the aggregate entitlement to BBI Stapled Securities, BBP Stapled Securities, BBW Stapled Securities or BBI EPS is not a whole number, then (subject to Schedule 1 of the Share Scheme) the entitlement in each case must be rounded up or down to the nearest whole number, with fractions of 0.5 being rounded up. If the number of Scheme Shares held by a Share Scheme Participant is such that the aggregate entitlement to an APA Security is not a whole number, then the entitlement will be rounded down to the nearest whole number of securities and the balance of the entitlement (representing the value of a fraction of an APA Security) will be paid in cash.

If the Bidder reasonably believes that any Share Scheme Participant has manipulated their holding of Scheme Shares to take advantage of rounding or any other allocation mechanism, then the entitlements of the Share Scheme Participant will be aggregated and treated as though the suspected manipulation had not occurred.

In addition, rounding decisions are subject to the overriding principle that in no event shall the total numbers of BBI EPS or B&B Fund Securities issued under the Share Scheme exceed the total numbers referred to in paragraph 1(h) of schedule 1 of the Share Scheme (summarised in section 13.1(b)), and in the event that the other rounding principles would otherwise have that effect, fractional entitlements will be adjusted in good faith by the Bidder and Alinta so that as many as possible of the available securities (but no more than the available securities) are allocated under the Share Scheme.

13.3 Information for Alinta Optionholders who wish to participate in the Share Scheme

This section sets out information for Alinta Optionholders who wish to exercise their Alinta Options and participate in the Share Scheme. If you choose to exercise your Alinta Options, you will need to provide cleared funds for their exercise. If you become a Share Scheme Participant, you will be able to elect one of the Consideration Alternatives for the Alinta Shares you are entitled to receive on the exercise of your Alinta Options (see section 13.2).

(a) If your Alinta Options have vested

Alinta Optionholders whose Alinta Options have already vested and who wish to participate in the Share Scheme may exercise their Alinta Options in accordance with their terms and conditions at any time until the Exercise Deadline.

Alinta Optionholders who exercise their Alinta Options and become Share Scheme Participants will only be entitled to the benefit of franking credits in respect of the APA Dividend (see section 1.1) if they acquire their Alinta Shares and hold them for at least 45 days prior to the Effective Date (not including the date of acquisition or the Effective Date) i.e. before 3 July 2007. See section 14.1 for more information regarding the 45-day rule and general tax implications of participating in the Share Scheme.

(b) If your Alinta Options have not yet vested

From the Effective Date of the Share Scheme, all outstanding Alinta Options (whether previously vested or not) will vest and can be exercised in accordance with their terms and conditions. Alinta Optionholders will have two Business Days between the Effective Date and the Exercise Deadline to exercise their Alinta Options in order to become Share Scheme Participants. These Alinta Optionholders will not be entitled to the benefit of franking credits in respect of the APA Dividend.

(c) What if I have not exercised my Alinta Options by the Exercise Deadline?

If the Option Scheme is Effective, you will not be able to exercise your Alinta Options after the Exercise Deadline. Your Alinta Options will be cancelled in accordance with the Option Scheme and you will receive the Option Scheme Consideration. See section 13.4.

If the Option Scheme is not Effective, your Alinta Options will not be cancelled and you will continue to hold them. All Alinta Options will vest on the Effective Date of the Share Scheme and will be exercisable until their applicable expiry dates. If you have not exercised your Alinta Options by the Exercise Deadline, you will not become a Share Scheme Participant. In this case you would hold your Alinta Options, and any Alinta Shares acquired on exercise of your Alinta Options, subject to the Bidder's rights to compulsorily acquire them in accordance with Chapter 6A of the Corporations Act. If this circumstance arises it is the Bidder's current intention to exercise that right. See section 15.4 for more details.

13.4 Option Scheme

(a) Effect of the Option Scheme on Alinta Options

On the Implementation Date, all of the Alinta Options outstanding on the Implementation Date (together with all rights and entitlements attaching to those options as at the Implementation Date) will be cancelled and the Option Scheme Participants will be entitled to receive the Option Scheme Consideration for each Alinta Option held at the Record Date. The Option Scheme will apply to all outstanding Alinta Options on the Implementation Date, regardless of whether they were vested or unvested as at the Effective Date of the Option Scheme.

See section 15.2(a) for a summary of the effect of the Option Scheme on the Alinta Executive Option Plan.

(b) Option Scheme Consideration

Each Option Scheme Participant will receive a cash amount which is equal to the value (excluding franking credits) to be received for each Alinta Share under the Base Consideration and APA Distribution[103] per Alinta Option, less the exercise price of each Alinta Option. See section 13.2(a) for a description of the Base Consideration under the Share Scheme. Option Scheme Participants will not be entitled to the benefit of any franking credits.

In order to determine the value of the Base Consideration for the purposes of determining the Option Scheme Consideration, the value of the B&B Fund Securities (which forms part of the Base Consideration) will be based on the VWAP of those securities on ASX over the five Business Day period immediately following the Meeting Date (which covers the days immediately prior to the Record Date on the current timetable) and BBI EPS will be valued at $1.00 each.

The Bidder will, on the Implementation Date (which is expected to be 31 August 2007), dispatch or procure the dispatch to each Option Scheme Participant by pre-paid post to their Registered Address, a pre-printed cheque in the name of the Option Scheme Participant for the total amount payable to each Option Scheme Participant

In the event that the Bidder fails to comply with its obligations under the Option Scheme, the Option Scheme Participants may rely on and enforce the Deed Poll in accordance with its terms even though the Option Scheme Participants are not party to it. Under the Option Scheme, each Option Scheme Participant irrevocably appoints Alinta and any of the Alinta Directors as its agent and attorney to, among other things, enforce the Deed Poll against the Bidder, BBIPL and SPI.

Australian Alinta Optionholders should refer to section 14.3 for the taxation implications of the Option Scheme.

(c) Approvals required from Option Scheme Participants and the Court

On 2 July 2007, the Court made the requisite order that the Option Scheme Meeting be held. The order made by the Court convening the Option Scheme Meeting does not constitute an endorsement of, or any other expression of opinion on, the Option Scheme or this Booklet.

For the Option Scheme to take effect, section 411(4) of the Corporations Act requires a meeting of Alinta Optionholders be held at which the Option Scheme must be agreed to by a resolution passed by a majority in number of Alinta Optionholders present and voting (either in person or by proxy) at the Option Scheme Meeting where the debts and claims against Alinta of that majority amount in aggregate to at least 75% of the debts and claims of Alinta Optionholders present and voting (either in person or by proxy).

Note:
103 After adding back the amount of any Transaction Dividend or capital reduction deducted from them.

The debts and claims of Alinta Optionholders for this purpose are based on the value of their Alinta Options. This will be treated as equal to the value of the Base Consideration and the APA Distribution multiplied by the number of Options held by that Optionholder, less the exercise price(s) of those Options. The Base Consideration and the APA Distribution will be valued on the following basis:

(i) for any part of that consideration that consists of a cash amount or BBI EPS, that cash amount or the face value of those BBI EPS;

(ii) for any part of that consideration that consists of securities listed on ASX, the value of those securities based on the VWAP of those securities on ASX over the five Business Day period immediately before the date for determining eligibility to vote.

The result of the Option Scheme Meeting must be provided to the Court which will consider whether or not to approve the Option Scheme.

(d) Conditions precedent to implementation of the Option Scheme

The obligations of Alinta, the Bidder, SPI and BBIPL to implement the Option Scheme are subject to the conditions set out in section 13.6(a)(vii) of this Booklet.

In addition, Implementation of the Option Scheme is conditional on Implementation of the Share Scheme.

It is intended that the Conditions will be satisfied by the Second Court Date. At the time of the Meetings, not all of the Conditions will necessarily be satisfied, but you will be updated as to the status of the Conditions.

(e) Participating Optionholders

Each person who is entered in the Alinta Register on the Record Date as an Alinta Optionholder will be regarded as an Option Scheme Participant (whether their Registered Address is in Australia or New Zealand) and will be entitled to receive the Option Scheme Consideration pursuant to the Option Scheme.

(f) Determination of entitlements

The terms of the Option Scheme solely determine the entitlements to the Option Scheme Consideration. Alinta will not accept as valid, nor recognise for any purpose, any notice of exercise of an Alinta Option received:

(i) by the Exercise Deadline, otherwise than in accordance with the terms and conditions of the Alinta Option; or

(ii) after the Exercise Deadline.

(g) Consents of Option Scheme Participants

Each Option Scheme Participant:

(i) consents to Alinta doing all things and executing all deeds, instruments or other documents as may be necessary, incidental or expedient to implementation of the Option Scheme;

(ii) acknowledges that the Option Scheme binds Alinta and all of the Alinta Optionholders from time to time (including those who do not attend the Option Scheme Meeting, do not vote at that meeting or vote against the Option Scheme); and

(iii) agrees to the cancellation of their Alinta Options, together with all rights and entitlements to those Alinta Options in accordance with the Option Scheme.

13.5 Timetable for Implementing the Schemes

An indicative timetable setting out the important dates for the Scheme Proposal, and in particular the Share Scheme and the Option Scheme, is provided in the front of this Booklet. Timing of the events referred to below could change for a number of reasons, including delay in obtaining Alinta Shareholder or Court approval in relation to the Share Scheme, or Alinta Optionholder or Court approval in relation to the Option Scheme, or Alinta Shareholder approval in relation to the Capital Reduction. Alinta reserves the right to vary any or all of the times or dates referred to without notifying Alinta Shareholders or Alinta Optionholders of those changes.

(a) Share Scheme

The Alinta Shareholders will be asked to vote on the Share Scheme at the Share Scheme Meeting on 15 August 2007. The Alinta Shareholders will also be asked to vote on the Capital Reduction to implement part of the APA Distribution at a General Meeting to be held after the Share Scheme Meeting.

If the Share Scheme and the Capital Reduction are approved by the Alinta Shareholders and all other Conditions of the Share Scheme are satisfied or waived:

(i) the Court will be asked to approve the Share Scheme pursuant to section 411(4)(b) of the Corporations Act at a hearing to be held shortly after the Share Scheme Meeting. It is expected that this hearing will be held on or about 17 August 2007 and after the hearing Alinta will notify ASX that it intends to lodge the Court Orders;

(ii) if the Court approves the Share Scheme, the Effective Date will be the date the Court Orders approving the Share Scheme take effect. Ordinarily this would be the date on which the Court Orders are lodged with ASIC. It is expected that this will occur on or about 17 August 2007;

(iii) Alinta will notify ASX when the Share Scheme becomes Effective;

(iv) at the opening of trading on ASX on the first business day following the Effective Date (expected to be 20 August 2007), Alinta Shares will cease trading on ASX with an entitlement to the Share Scheme Consideration and the APA Distribution (that is, purchasers of Alinta Shares prior to that date will be entitled to receive the Share Scheme Consideration and the APA Distribution, provided they remain on the Alinta Register on the Record Date); and

(v) on the Implementation Date (expected to be 31 August 2007):
   (A) the APA Distribution will be made to Alinta Shareholders on the Alinta Register at the Record Date (who are also the Share Scheme Participants);
   (B) the Scheme Shares, together with all rights and entitlements attaching to those shares, will, without the need for any further act by any Share Scheme Participant (other than acts performed by Alinta or its directors as attorney or agent for Share Scheme Participants under the Scheme), be transferred to the Bidder;
   (C) the Bidder will pay, or procure the payment of, the Share Scheme Consideration to the Share Scheme Participants;
   (D) the Bidder will register the Share Scheme Participants (to the extent that they are not issued to the Nominee for sale) as the holders of the B&B Fund Securities and BBI EPS to which they become entitled under the Share Scheme; and
   (E) the Bidder will register the Nominee as the holder of each of the securities it is issued to sell under the Share Scheme.

(b) Option Scheme

The Alinta Optionholders will be asked to vote on the Option Scheme at the Option Scheme Meeting on 15 August 2007.

If the Option Scheme is approved by the Alinta Optionholders and all other Conditions of the Option Scheme are satisfied or waived:

(i) the Court will be asked to approve the Option Scheme pursuant to section 411(4)(b) of the Corporations Act at a hearing to be held shortly after the Option Scheme Meeting. It is expected that this hearing will be held on or about 17 August 2007;
(ii) if the Court approves the Option Scheme, the Option Scheme Effective Date will be the date on which the Share Scheme becomes effective pursuant to section 411(10) of the Corporations Act. Ordinarily this would be the date on which the Court Orders are lodged with ASIC. It is expected that this will occur on or about 17 August 2007;
(iii) Alinta will notify ASX when the Option Scheme becomes Effective; and
(iv) on the Implementation Date (expected to be 31 August 2007):
   (A) all of the Alinta Options outstanding on the Record Date (together with all rights and entitlements attaching to those Alinta Options) will be cancelled and the Alinta Optionholders will be entitled to receive for each Alinta Option held at the Record Date the Option Scheme Consideration; and
   (B) the Bidder will provide the Option Scheme Consideration to Alinta (as a loan), and procure the dispatch by Alinta to each Option Scheme Participant by pre-paid post to their Registered Address a pre-printed cheque in the name of the Option Scheme Participant for the total amount payable to each Option Scheme Participant.

13.6 Scheme Agreements

(a) Amended and Restated Scheme Implementation Agreement

Alinta, the Bidder, SPI and BBIPL entered into the Original SIA on 30 March 2007 to establish the basis on which the Scheme Proposal will be proposed and, if approved by Alinta Shareholders and Alinta Optionholders, implemented. Following receipt of the Macquarie Bank Consortium's Revised Proposal on 4 May 2007 (which is described in section 2.4 above) and the revised bid of the Consortium, Alinta, the Bidder, SPI and BBIPL entered into the SIA on 11 May 2007. References in this Booklet to the Scheme Implementation Agreement or SIA are to that agreement as restated and amended. The key terms of the SIA are summarised below.

(i) General

Alinta and the Bidder agree to take all steps necessary to implement the Scheme Proposal.

Each party gives or has given on its behalf standard warranties with respect to its power and capacity to enter into the SIA and to perform its obligations under the SIA. SPI and BBIPL warrant that they are not aware of any additional regulatory approvals that they expect to obtain. SPI and BBIPL also warrant that, as at the Second Court Date, they will have financing available to satisfy their covenant to pay the Share Scheme Consideration and the Option Scheme Consideration on behalf of the Bidder (in accordance with their Participating Percentages), which financing will not be subject to any additional condition which is not a mechanical or administrative condition within their control or that of the Bidder.

BBIPL further warrants that the issue of the B&B Fund Securities and the BBI EPS pursuant to the Share Scheme is authorised under the terms of the constitution of the relevant issuing entity, and that there is no additional price sensitive information in respect of the B&B Fund Securities that a reasonable person would expect to have a material adverse effect on the price or value of B&B Fund Securities which has not been announced.

Alinta agrees to consult with the Bidder in relation to the conduct of its business and to conduct its business in the ordinary course consistent with past practice.

The Bidder has agreed to pay all stamp duty payable on the transactions contemplated by the Agreement.

(ii) No solicitation

Alinta has agreed that until implementation of the Schemes or termination of the SIA, neither it nor its Representatives will solicit any enquiries, negotiations, proposals or discussions in relation to a Competing Proposal.

(iii) No talk, due diligence or commitments

Alinta has agreed that until Implementation of the Schemes or termination of the SIA, neither it nor its Representatives will participate in discussions with, provide information to, or enter into any arrangement or understanding with a third party in relation to a Competing Proposal, unless the Alinta Board determines that to not do so would be likely to constitute a breach of the Alinta Directors' fiduciary or statutory duties.

(iv) Break Fee

Alinta has agreed to pay the Bidder a Break Fee of $59,250,000 if:

(A) at any time before earlier of 30 November 2007 and the termination of the SIA in accordance with clause 9.1 of that agreement (other than a termination arising in connection with a Third Party Proposal prior to the announcement of that proposal), a Third Party Proposal is announced and thereafter the Third Party Proposal becomes unconditional and the bidder under the Third Party Proposal acquires a relevant interest in more than 50% of Alinta's issued ordinary share capital, or all or the majority of the Alinta Group's assets, or otherwise merges or amalgamates with Alinta;

(B) the majority of Alinta Directors withdraw their recommendation of the Share Scheme in order to recommend an Alinta Internal Restructure; or

(C) Alinta is in material breach of the SIA and that breach is not remedied by Alinta within five Business Days (or such shorter period ending on the Second Court Date) of receiving notice of the breach.

(v) Termination

The SIA may be terminated:

(A) if a Condition cannot be satisfied or is neither satisfied nor waived;

(B) if the Share Scheme has not come into effect by 30 November 2007;

(C) if the Share Scheme is not approved by the requisite majority of Alinta Shareholders;

(D) if the order or ruling of a court or Government Agency prevents the Scheme Proposal from coming into effect;

(E) if the Independent Expert's Report states that the Share Scheme is not in the best interests of the Alinta Shareholders;

(F) by the Bidder if, before the Second Court Date, the majority of the Alinta Directors adversely change their recommendation to approve the Schemes; or

(G) if, before the Second Court Date, a party is in material breach of the SIA and that breach is not remedied within five Business Days of receiving notice of the breach.

(vi) Conditions to Share Scheme

The Share Scheme will not come into effect unless each of the following Conditions is satisfied or waived:

(A) the Share Scheme is approved by the requisite majority of Alinta Shareholders;

(B) the Share Scheme comes into effect before 30 November 2007;

(C) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the implementation of the Share Scheme is in effect at the Second Court Date;

(D) from the date of the SIA until the Second Court Date, no Prescribed Event or Material Adverse Change occurs, and there are no Alinta Material Transactions without the prior consent of the Bidder;

(E) the representations and warranties of the parties set out in the SIA and summarised in section 13.6(a)(i), of this Booklet are materially true and correct as at the date of the SIA and as at the Second Court Date;

(F) at all times during the period from the date of the SIA until 8.00am on the Second Court Date:

(I) if the S&P/ASX200 industrials index is no less than 9691.3, the value of the B&B Fund Securities Component (on the basis that BBI Stapled Securities are substituted for BBI EPS in accordance with clause 3.2(k) of the SIA) is no less than $5.2704; or

(II) if the S&P/ASX200 industrials index is less than 9691.3, the value of the B&B Fund Securities Component (on the basis that BBI Stapled Securities are substituted for BBI EPS in accordance with clause 3.2(k) of the SIA) is no less than $5.2704 multiplied by (A), where (A) equals the S&P/ASX200 industrials Index at the date of the calculation divided by 9691.3.

The value of the B&B Fund Securities Component under this paragraph (F) is to be calculated based on the VWAP of the relevant securities over the previous 20 consecutive trading days; and

(G) as at 8.00am on the Second Court Date, the SIA has not been terminated.

(vii) Conditions to Option Scheme

The Option Scheme will not come into effect unless each of the Conditions above in section (vi) and each of the following Conditions is satisfied or waived and the Share Scheme becomes Effective:

(A) the Option Scheme is approved by the requisite majority of Alinta Optionholders;

(B) the Option Scheme comes into effect before 30 November 2007;

(C) ASX grants Alinta a waiver from Listing Rule 6.23.2 in respect of cancellations of the Alinta Options conditional only on the Share Scheme and the Option Scheme becoming Effective and details of the cancellation being set out in the Booklet; and

(D) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the implementation of the Option Scheme is in effect at the Second Court Date.

(b) Deed Poll

The Deed Poll has been signed by the Bidder, SPI and the BBIPL and sets out the covenants given by each of these parties in favour of Scheme Participants, including that the Bidder will pay the Share Scheme Consideration and Option Scheme Consideration. The terms of the Deed Poll are set out in full in Annexure B to this Booklet.

14

TAXATION IMPLICATIONS OF THE SCHEMES

14.1 Australian tax implications of the Share Scheme

(a) What is this section about?

This section provides a basic overview of the Australian income tax and GST consequences for certain Alinta Shareholders participating in the Share Scheme. Refer to section 14.1(b) for the taxation characteristics which you must satisfy in order for this section to be relevant to you.

There is a guide to help you calculate your income tax payable arising from participation in the Share Scheme (refer to the calculation methodology in section 14.1(i) (**Calculation Methodology**)).

There is also an Example of how to apply the Calculation Methodology in section 14.1(j) (**Example**) and a basic overview of the tax cost base of the assets you receive in section 14.1(k).

The Australian tax implications of the Option Scheme are set out in the PricewaterhouseCoopers opinion at section 14.3.

The New Zealand tax implications of the Share Scheme are discussed at section 14.4.

(b) The taxation assumptions in section 14

This section 14 only applies to Alinta Shareholders who meet all of the following conditions:

(i) they are individuals who are Australian tax residents;
(ii) they did not acquire their Scheme Shares under an employee share scheme;
(iii) they hold their Scheme Shares on capital account;
(iv) they satisfy the requirements of the 45 day rule for entitlement to franking credits; and
(v) they are not eligible to choose the indexation method when determining the amount of a capital gain in respect of the Scheme Shares.

The information in this section is based on the allocation of the APA Distribution between the APA Dividend and the APA Capital Return Component in the Tax Opinion in section 14.2 (which may change). It also assumes that an Alinta Shareholder receives the Base Consideration in respect of their Scheme Shares and that the relative values of the various components of the Base Consideration are as set out in the Tax Opinion in section 14.2 (which also may change). Alinta Shareholders should therefore seek appropriate independent professional advice that considers the tax consequences of the Share Scheme in respect of their own specific circumstances.

(c) From a tax perspective – what happens in the Share Scheme?

There are three "tax" transactions associated with the Share Scheme that could have income tax consequences for you. The following table sets out these transactions, the broad income tax consequences and a reference to the Calculation Methodology table in section 14.1(i).

Figure 14.1: Calculation Methodology

Tax transaction	Income tax consequences	Calculation Methodology steps (section 14.1(i))
1. The APA Distribution	This involves two tax calculations as the APA Distribution is expected to comprise two components: (a) APA Dividend – which requires a dividend income and franking credit entitlement calculation; and (b) APA Capital Return Component – which requires a CGT calculation. An ATO Class Ruling is being sought to confirm the amounts of each component of the APA Distribution and the availability of franking credits.	Step 1 for the dividend income and franking credit Step 2 for the CGT calculation.
2. The exchange of Scheme Shares for BBI EPS	Depending on your circumstances you may elect to obtain CGT rollover to the extent you exchange Scheme Shares for BBI EPS in which case no tax may be payable on this calculation. An ATO Class Ruling is also being sought to confirm that you, depending on your circumstances, will be able to elect for CGT rollover to the extent you receive BBI EPS. An appropriate proportion of the cost base of your Scheme Shares will then become the cost base of your BBI EPS.	Steps 2, 3 and 6
3. The exchange of Scheme Shares for the Cash Component and the B&B Fund Securities Component	This involves a CGT calculation.	Steps 2, 4 and 5

It should be noted that if you elect to exchange BBI EPS for BBI Stapled Securities, a capital gain may arise. The terms of the BBI EPS are in section 6.

(d) ATO Class Rulings

ATO Class Rulings have been sought to confirm:

(i) The amount of the APA Distribution that is considered a dividend (APA Dividend)

The amount that is a dividend will be assessable income and may carry franking credits. Independent tax advice to Alinta confirms that, based on the APA Group security price of $4.18 (which price is likely to change), the amount of the dividend should be $0.93 and the franking credit should be $0.40 per Scheme Share.

(ii) The amount of the APA Distribution that is considered a return of capital (APA Capital Return Component)

The amount that is a return of capital will reduce your cost base in your Scheme Shares and may give rise to a capital gain. Independent tax advice to Alinta confirms that, based on the APA Group security price of $4.18 (which price is likely to change), the amount of the capital return should be $0.33 per Scheme Share.

(iii) That you may elect CGT rollover to the extent that you receive BBI EPS in exchange for your Scheme Shares

Independent tax advice to BBI has confirmed that CGT rollover will be available.

Alinta Shareholders can rely on the ATO Class Rulings to the extent the Share Scheme is carried out as described in the Class Rulings and their circumstances are appropriate.

The ATO Class Rulings will be provided to you once they have been obtained from the ATO. Further guidance will be provided to you if the ATO Class Rulings are not issued as expected and, in particular, you may be notified of different amounts comprising the dividend, franking credit and/or capital return components.

(e) What information do you need to calculate the tax consequences?

Tax Transaction 1 – the APA Distribution (Tax Transaction 1)

For the APA Distribution (Tax Transaction 1 in Figure 14.1 above) you will need to know:

(i) the tax cost base of each of your Scheme Shares, and

(ii) the date on which you acquired, or are deemed to have acquired, each of your Scheme Shares,

and Alinta will notify you of:

(iii) the amount of the dividend – this is expected to be $0.93 per Scheme Share based on the APA Security price of $4.18 (which price is likely to change), (to be confirmed in the ATO Class Ruling);

(iv) the amount of the franking credit attached to the dividend – this is expected to be $0.40 per Scheme Share based on the APA Security price of $4.18 (to be confirmed in the ATO Class Ruling); and

(v) the amount of the capital return – this is expected to be $0.33 per Scheme Share based on the APA Security price of $4.18 (which price is likely to change), (to be confirmed in the ATO Class Ruling).

Tax Transactions 2 and 3 – the exchange of Scheme Shares (Tax Transactions 2 and 3)

In Tax Transactions 2 and 3 (refer to Figure 14.1), you exchange Scheme Shares for the BBI EPS, Cash Component and B&B Fund Securities Component. To calculate the tax consequences, you will need to know:

(i) the tax cost base of each of your Scheme Shares (as adjusted for Tax Transaction 1); and

(ii) the date on which you acquired, or are deemed to have acquired, each of your Scheme Shares,

and the Consortium will notify you of:

(iii) the amount of the Cash Component that you receive under the Share Scheme; and

(iv) the market value of the BBI EPS Component and the B&B Fund Securities Component that you receive under the Share Scheme.

The amount of the Cash Component and the market values of the BBI EPS Component and B&B Fund Securities Component that you receive will depend on the elections made by Alinta Shareholders and will not be known until after the Share Scheme has been Implemented. After the Share Scheme is implemented, this information will be posted on the Alinta and B&B websites for each of the Consideration Alternatives. If you do not make an election, you will receive the Base Consideration (refer to section 13.2 for further details). Details of the exact consideration that you will receive will be sent to you.

Your accountant or taxation advisor should be able to advise you of the cost base and acquisition date for each of your Scheme Shares.

For former AGL shareholders who acquired Scheme Shares in the AGL Merger – information regarding your cost base in the Scheme Shares and your deemed date of acquisition is available on the AGL website (www.agl.com.au).

(f) Your individual circumstances will impact your tax consequences

You should read the Tax Opinion in section 14.2 for an overview of the Australian income tax and GST consequences of the Share Scheme. You should obtain independent tax advice when calculating the income tax consequences of the Share Scheme. You cannot rely on the Calculation Methodology and the Example below without obtaining your own independent tax advice. The Calculation Methodology and the Example are based on existing tax law at the date of the Share Scheme and the assumptions described below.

(g) What assumptions have been made in the Calculation Methodology and Example

The Calculation Methodology and the Example set out below are based on the assumption that you receive the APA Distribution and the Base Consideration (as set out in section 13.2) in respect of your Scheme Shares. The assumptions set out in section 14.1(b) also apply to the Calculation Methodology and Example.

Some of the assumptions in section 14.1(b) are described in technical taxation terms. Your taxation advisor will be able to assist you in determining whether these terms apply to your individual circumstances.

(h) The APA Distribution and the Base Consideration

The following table is a guide to assist you in applying the Calculation Methodology described in section 14.1(i) below.

Note that the market value of the APA Distribution and each component of the Base Consideration will not be known until after the Share Scheme is Implemented. Apart from the APA Distribution, you may not receive all of the components listed in the table below.

The market values provided in this table are for the purposes of the Example in section 14.1(j) only.

Figure 14.2: Guide to assist Alinta Shareholders in applying the Calculation Methodology

Tax transaction	Component for the Calculation Methodology	If you receive for one (1) Scheme Share ...	which equals... $ market value	What kind of tax calculation do you make?
1	Amount A	APA Distribution		
[illegible]	Amount Ai	APA Capital Return Component	0.33	CGT calculation[1]
[illegible]	Amount Aii	APA Dividend Component	0.93	Fully franked dividend – franking credit of $0.40 expected
3	Amount B	Cash Component	8.925	CGT calculation
2	Amount C	1.599 BBI EPS	1.599	CGT calculation[2]
[illegible]	Amount D	0.752 BBI Stapled Securities	1.32	CGT calculation
3	Amount E	0.669 BBP Stapled Securities	2.30	CGT calculation
3	Amount F	0.280 BBW Stapled Securities	0.50	CGT calculation
		Total	15.904	

Notes to Figure 14.2:

1 The APA Capital Return Component should reduce the cost base and reduced cost base of each Scheme Share, but should not trigger a capital gain unless the APA Capital Return Component exceeds the cost base of a particular Scheme Share.

2 The exchange of a Scheme Share for BBI EPS should not trigger a capital gain to the extent that the Alinta Shareholder chooses CGT rollover. However, in that case a proportion of the cost base of the Scheme Share will become the cost base of the BBI EPS.

(i) The Calculation Methodology

The following methodology is based on the assumptions set out above in sections 14.1(g) and 14.1(h).

Step	Instructions	Notes and is tax payable?
Step 1	Include Amount Aii as the franked amount in the dividend section of your tax return. Include the franking credit amount as the franking credit in the dividend section of your tax return. Both of these amounts, when added together, represent your assessable income from the dividend component of the APA Distribution.	Tax should only be payable on these components if your tax rate exceeds 30%. If your tax rate is less than 30% and you are an individual or superannuation fund, you should receive a refund of some of the franking credit. A Class Ruling is being sought from the ATO to confirm the amount of the dividend component of the APA Distribution (Amount Aii) and the franking credit attached thereto.
Step 2	Subtract Amount Ai from your cost base in the Scheme Shares. Cost Base in Scheme Shares *less* Amount Ai *equals* **Step 2 Cost Base Amount**	If your **Step 2 Cost Base Amount** is negative, a taxable capital gain should arise to this extent. Your **Step 2 Cost Base Amount** will then be $nil. As a practical matter, a taxable capital gain should only arise if your cost base in Scheme Shares is less than $0.33 per share. A Class Ruling is being sought from the ATO to confirm the amount of the APA Capital Return Component of the APA Distribution (Amount Ai).
Step 3	Apportion your **Step 2 Cost Base Amount** over Amounts B, C, D, E and F and multiply the result by Amount C. Step 2 Cost Base Amount ***divided by*** Amount B + Amount C + Amount D + Amount E + Amount F ($14.644) ***multiplied by*** Amount C ($1.599) ***equals*** **Cost Base Allocated to BBI EPS**	This step works out your cost base attributable to the BBI EPS portion of the proceeds you receive. This is an interim calculation step only – no tax is payable. Note: If your **Step 2 Cost Base Amount** was negative, your **Cost Base Allocated to BBI EPS** will be $nil.

Step	Instructions	Notes and is tax payable?
Step 4	Subtract the Cost Base Allocated to BBI EPS from your **Step 2 Cost Base Amount.** Step 2 Cost Base Amount ***less*** Cost Base Allocated to BBI EPS ***equals*** **Cost Base Allocated to Cash Component and B&B Fund Securities Component**	This step works out your cost base attributable to the other components of the proceeds you receive. This is an interim calculation step only – no tax is payable. Note: If your **Step 2 Cost Base Amount** was negative, your **Cost Base Allocated to Cash Component and B&B Fund Securities Component** will be $nil.
Step 5	Subtract your **Cost Base Allocated to Cash Component and B&B Fund Securities Component** from Amounts B, D, E and F Amount B + Amount D + Amount E + Amount F ($13.045) ***less*** Cost Base Allocated to Cash Component and B&B Fund Securities Component (refer to Step 4) ***equals*** **Step 5 Capital Gain/(Capital Loss)**	A taxable capital gain will arise if this calculation gives rise to a positive amount. A capital loss will arise if this calculation gives rise to a negative amount. Note that if you make a capital loss, your cost base can be reduced in certain circumstances. Practically, if your **Cost Base Allocated to Cash Component and B&B Fund Securities Component** is less than $13.045, a taxable capital gain should arise.
Step 6	Subtract **Cost Base Allocated to BBI EPS** from Amount C. Amount C ($1.599) ***less*** Cost Base Allocated to BBI EPS (refer to Step 3) ***equals*** **Step 6 Capital Gain/(Capital Loss)**	A taxable capital gain will arise if this calculation gives rise to a positive amount. A capital loss will arise if this calculation gives rise to a negative amount. Note that if you make a capital loss, your cost base can be reduced in certain circumstances. Practically, if your **Cost Base Allocated to BBI EPS** is less than $1.599, a taxable capital gain should arise. A Class Ruling from the ATO is being sought to confirm that you can obtain CGT rollover. If you are eligible, then you may elect CGT rollover to disregard any capital gain that arises from this calculation. However, you cannot elect CGT rollover to disregard any capital loss.

Step	Instructions	Notes and is tax payable?
Step 7	Work out your total Capital Gain/(Capital Loss) from participating in the Share Scheme. If your **Step 2 Cost Base Amount** was negative, the extent to which it was negative (eg if your Step 2 Cost Base Amount was –$0.10, this would be $0.10). *plus* **Step 5 Capital Gain/(Capital Loss)** *plus* **Step 6 Capital Gain/(Capital Loss)** if you did not elect CGT rollover *equals* **Capital Gain/(Capital Loss) from the Share Scheme**	
Step 8	Include the Capital Gain/(Capital Loss) from the Share Scheme and other capital gains/(capital losses) in your income tax return to determine your Net Capital Gain/(Capital Loss) for the income tax year. If you are eligible you may apply the **Step 6 Capital Gain/(Capital Loss)** to reduce your capital gain from the Share Scheme and other discount capital gains for the income year (after offsetting available capital losses).	Refer to the Tax Opinion in section 14.2 for further details on the CGT discount.

(j) Example – you are an individual with a cost base per Scheme Share of $2.125

This Example assumes the same assumptions as were set out at 14.1(g) above, and the following further assumptions:

(i) the APA Dividend is fully franked – franking credits of $0.40;

(ii) your tax rate is 30% (excluding Medicare Levy);

(iii) you have held your Scheme Shares for at least 12 months prior to sale;

(iv) you have no costs of sale or costs of acquisition of your Scheme Shares; and

(v) you have no other capital gains or capital losses in the income year ending 30 June 2008.

Based on these assumptions:

Step	Instructions	Calculation amounts	$
Step 1 APA Dividend	Insert the amount of the APA Dividend as the franked amount in the dividend section of your tax return	$0.93 (Amount Aii)	0.93
	Insert the amount of the franking credit as the franking credit amount in the dividend section of your tax return	$0.40 (franking credit)	0.40
	Taxable dividend income		1.33
	Tax on dividend income	30% (tax rate) x taxable dividend income	(0.40)
	Franking credit rebate	Franking credit	0.40
	Net tax payable @ 30% tax rate		**Nil**
Step 2 APA Capital Return Component	Cost base in Scheme Shares	Assumed to be $2.125 Comprising: > Initial Public Offering price $2.25; less > Repayment of Stapled Loan in 2001 $0.125	2.125
	less APA Capital Return Component of APA Distribution	$0.33 (Amount Ai)	(0.33)
	equals **Step 2 Cost Base Amount**		**1.795**
Step 3 Apportion your Cost Base Allocated to BBI EPS	Step 2 Cost Base Amount	As per Step 2 above	1.795
	divided by the market value of the Cash Component, BBI EPS and B&B Fund Securities received	$8.925 (Amount B) + $1.599 (Amount C) + $1.32 (Amount D) + $2.30 (Amount E) + $0.50 (Amount F)	14.644
	multiplied by the market value of the BBI EPS	$1.599 (Amount C)	1.599
	equals **Cost Base Allocated to BBI EPS**		**0.196**
Step 4 Apportion your Cost Base Allocated to Cash Component and B&B Fund Securities Component	Step 2 Cost Base Amount	As per Step 2 above	1.795
	less Cost Base Allocated to BBI EPS	As per Step 3 above	(0.196)
	equals **Cost Base Allocated to Cash Component and B&B Fund Securities Component**		**1.599**
Step 5 Calculate your Capital Gain for the Cash Component and B&B Fund Securities Component	The Cash Component and B&B Fund Securities Component – that is, excluding BBI EPS	$8.925 (Amount B) + $1.32 (Amount D) + $2.30 (Amount E) + $0.50 (Amount F)	13.045
	less Cost Base Allocated to B&B Fund Securities Component	As per Step 4 above	(1.599)
	equals **Step 5 Capital Gain Amount**		11.446

Step	Instructions	Calculation amounts	$
Step 6 **Calculate your Capital Gain for BBI EPS**	The market value of BBI EPS	$1.599 (Amount C)	1.599
	less Cost Base Allocated to BBI EPS	As per Step 3 above	(0.196)
	equals Step 6 Capital Gain		1.403
	Step 6 Capital Gain if you elect CGT rollover		**$nil**[104]
Step 7 **Calculate your capital gain for the Share Scheme** **This calculation assumes that you have elected CGT rollover in Step 6**	Step 2 Cost Base Amount if negative	Not negative - $nil	0
	plus Step 5 Capital Gain Amount	As per Step 5 - $11.446	11.446
	plus Step 6 Capital Gain if you elect CGT rollover	As per Step 6 - $nil	0
	***equals* Capital Gain/(Capital Loss) from the Share Scheme**		**11.446**[105]
Step 8 **Calculate your Net Capital Gain /(Capital Loss) for the Income Tax Year**	Other current year capital gains not eligible for the CGT discount	Assumed to be $nil	0
	less current year capital losses and capital losses carried forward from prior years (applied in that order)	Assumed to be $nil	0
	Prima Facie Net Capital Gain Not Eligible for CGT Discount		0
	Capital Gain/(Capital Loss) from the Share Scheme	As per Step 7 - $11.446	11.446
	plus other capital gains eligible for CGT Discount	Assumed to be $nil	0
	***equals* Capital Gains Eligible for CGT discount**		11.446
	less any remaining unapplied capital losses	Assumed to be $nil	0
	multiply Capital Gains Eligible for the CGT discount (from above) reduced by unapplied capital losses by the CGT discount	It is assumed that the capital gain from the Share Scheme is eligible for the CGT discount and you are an individual with no capital losses - hence the CGT discount is 50% of $11.446	(5.723)
	***equals* Capital Gains after CGT Discount**		5.723
	Add Prima Facie Net Capital Gain not Eligible for CGT Discount (from above)		0
	***equals* Net Capital Gain/(Capital Loss) for the Income Tax Year**		**5.723**
	Tax payable on net capital gain @ 30% tax rate		**1.717**[106]
Total net tax payable if you elect CGT rollover equals the net tax payable in Step 1 plus the tax payable on the net capital gain from Step 8 (excluding Medicare Levy)			**1.717**

Notes:

104 If you elect CGT rollover, your cost base in BBI EPS would be $0.196. If you do not elect CGT rollover, your Step 6 Capital Gain will be $1.403 in this example.

105 If you do not elect CGT rollover, your Capital Gain/(Capital Loss) from the Share Scheme would be $12.849 based on the assumptions used in this example.

106 If you do not elect CGT rollover, your tax payable (excluding Medicare Levy) from the Share Scheme would be $1.927 based on the assumptions used in this example.

(k) Your cost base in the assets you receive

The following table sets out the cost base of the assets you receive for each Scheme Share, assuming that you receive the APA Securities and the Base Consideration (as in the Example in section 14.1(j)). You will be advised of the number of APA Securities, the B&B Fund Securities Component and BBI EPS that you receive per Scheme Share after the Share Scheme is implemented.

CGT cost base of APA Securities, B&B Fund Securities Component and BBI EPS if you elect CGT rollover[107]	$
0.301 APA Securities	1.26
1.599 BBI EPS[108]	0.196
0.752 BBI Stapled Securities	1.32
0.669 BBP Stapled Securities	2.30
0.260 BBW Stapled Securities	0.50

It should be noted that the APA Securities and the B&B Fund Securities Component are stapled securities. As such, your cost base will need to be split as between each asset that you receive.

For example, the BBI Stapled Securities comprise a unit in BBIT and a share in BBIL. Your cost base will need to be divided as between the unit in BBIT and the share in BBIL on a reasonable basis (such as the relative market value of the unit in BBIT and the share in BBIL). Information regarding the relative market values of the securities of the B&B Funds is available on each of the B&B Funds' websites.

Your cost base may also include your costs of acquiring and disposing of your Scheme Shares.

Refer to the Tax Opinion in section 14.2 for further details as to how to calculate your cost bases in the assets you receive. Your accountant or taxation advisor should be consulted to take into account your specific circumstances.

Notes:

107 To determine the total CGT base of the securities that you acquire, you will need to multiply each amount for each security by the number of Alinta Shares you held

108 If you do not elect CGT rollover, the CGT cost base of the BBI EPS will be $1.599 as opposed to $0.196 (in this example) – refer to the Tax Opinion in section 14.2 for further details.

ERNST & YOUNG

1 Eagle Street
Brisbane QLD 4000
Australia

PO Box 7878
Waterfront Place
Brisbane QLD 4001

Tel 61 7 3011 3333
Fax 61 7 3011 3100
DX 165 Brisbane

27 June 2007

The Directors
Alinta Limited
Alinta Plaza
12-14 The Esplanade
PERTH WA 6000

Dear Directors

Independent Tax Opinion

We have been requested to provide our independent income tax opinion (**Opinion**) regarding the proposed acquisition of 100% of the shares in Alinta Limited (**Alinta**) and certain tax matters relating to the Scheme Booklet issued in connection with the Share Scheme. In this Opinion, capitalised terms have the meanings set out in the glossary to the Scheme Booklet, except where otherwise indicated.

Scope of Opinion

Our advice is general in nature and the individual circumstances of each Alinta Shareholder may affect the income tax implications of the Share Scheme to that Alinta Shareholder. This Opinion and the information contained in it is not, and is not intended to be, income tax advice to any Alinta Shareholder. Alinta Shareholders should seek appropriate independent professional advice that considers the income tax implications in respect of their own specific circumstances. We disclaim all liability to any Alinta Shareholder or any other party for all costs, loss, damage and liability that the Alinta Shareholder or other party may suffer or incur arising from or relating to, or in any way connected with, (a) the contents of our Opinion or (b) the provision of our Opinion to the Alinta Shareholder or other party or (c) the reliance on our Opinion by the Alinta Shareholder or other party.

The Opinion set out below is primarily relevant for Alinta Shareholders investing on capital account (who are not Ineligible Overseas Shareholders or New Zealand Shareholders). Different outcomes will potentially arise for Alinta Shareholders who are investing on revenue account. We recommend that those Alinta Shareholders seek professional income tax advice in relation to the Share Scheme.

The summary of the Australian income tax and goods and services tax implications set out below is based on established judicial and administrative interpretations of the Income Tax Assessment Act 1997 (Cth) (**the 1997 Act**), the Income Tax Assessment Act 1936 (Cth) (**the 1936 Act**) and the A New Tax System (Goods and Services Tax) Act 1999 (Cth) as at the date of this Opinion. Whilst we have had regard to proposed changes to tax law to the extent possible in the preparation of this Opinion, we do not undertake to update our Opinion in respect of any future changes to the tax law.

Taxation is only one of the matters that must be considered when making a decision on a financial product. Ernst & Young is not licensed to provide financial product advice under the Corporations Act. Under the Corporations Act, this Opinion is not required to be provided to you by the holder of an Australian Financial Services License. You should consider taking advice from the holder of an Australian Financial Services License before making a decision on a financial product.

The Share Scheme

The terms of the Share Scheme are as set out in Section 13 of the Scheme Booklet. The Share Scheme comprises a distribution of stapled securities in the APA Group (**APA Securities**) and a combination of the following forms of consideration in exchange for shares in Alinta:

> Cash;
> Exchangeable Preference Shares in BBI EPS Limited (**BBI EPS**);
> Stapled securities in Babcock & Brown Infrastructure (**BBI**);
> Stapled securities in Babcock & Brown Power (**BBP**); and
> Stapled securities in Babcock & Brown Wind Partners (**BBW**).

In this Opinion, BBI, BBP and BBW Stapled Securities are collectively referred to as **B&B Fund Securities**. Each Alinta Shareholder can receive the APA Distribution and the Default Consideration which includes a combination of the above components of the consideration. Under the Default Consideration, Alinta Shareholders receive consideration determined after adjustments to the following Base Consideration in respect of each Scheme Share they hold (subject to the elections of other Alinta Shareholders as discussed in Section 13 of the Scheme Booklet):

> a minimum of $8.925 cash,
> a maximum of 1.599 BBI EPS valued at $1.599;
> a minimum of 0.752 BBI Stapled Securities valued at $1.32;
> a minimum of 0.669 BBP Stapled Securities valued at $2.30; and
> a minimum of 0.260 BBW Stapled Securities valued at $0.50,

together with a distribution of 0.301 APA Securities valued at $1.26 under the APA Distribution.

Alternatively, Alinta Shareholders may elect to maximise the value of certain components of the consideration (cash, B&B Fund Securities, or BBI EPS) under the Share Scheme (although all Alinta Shareholders will receive the distribution of APA Securities). Regardless of the option chosen, all Alinta Shareholders will receive consideration equivalent to a value of $14.644 in respect of the disposal of their Scheme Shares (i.e. not including the distribution of APA Securities to be received in respect of their Scheme Shares).

The values of securities mentioned in this Opinion are based on the five business days VWAP for the period ended 27 June 2007. The market prices of the securities to be issued on the Implementation Date may be different to the values used in this Opinion. We understand that after the implementation of the Share Scheme, Alinta Shareholders will be provided with guidance on the values of securities issued. That information will also be available on the Babcock & Brown (**B&B**) website (www.babcockbrown.com). These details will be relevant in ascertaining the income tax implications associated with the Share Scheme, and the resulting income tax compliance obligations for Alinta Shareholders.

Alinta Shareholders holding 1,000 or less Scheme Shares may also elect to participate in the Cash Out Facility and have the securities they receive in exchange for their Scheme Shares sold by a nominee.

Income Tax Implications

Subject to the scope of our Opinion as set out above, the income tax implications for Alinta Shareholders from the Share Scheme are summarised below.

We note that Class Ruling requests have been lodged with the Australian Taxation Office (**ATO**) to confirm a number of the income tax implications discussed in this Opinion. Copies of ATO Class Rulings will be published on the B&B website when issued by the ATO.

Further guidance will be provided to Alinta Shareholders if the ATO response to a Ruling request is not consistent with the views expressed in this Opinion.

Distribution of APA Securities to Alinta Shareholders

As part of the Share Scheme, Alinta will distribute 0.301 APA Securities (with a value of $1.26) to Alinta Shareholders for each Scheme Share that they hold. This distribution will occur regardless of which combination of cash and securities the Alinta Shareholder chooses under the Share Scheme.

The distribution of the APA Securities will be made by way of a fully franked dividend of $0.93 per Scheme Share and a return of capital of $0.33 per Scheme Share. We understand that if the market price of the APA Securities changes, this will not impact the amount of the dividend but will only impact the value of the return of capital.

For completeness, we note that the ATO has the power under Section 45B of the 1936 Act to deem a portion of the amount of the return of capital to be an unfranked dividend for income tax purposes. A Class Ruling from the ATO has been requested to confirm, amongst other things, that Section 45B will not apply to any portion of the return of capital. In addition, the ATO has been requested to confirm the availability of franking credits to relevant Alinta Shareholders in respect of this proposed distribution.

We understand that, depending upon the outcome of current court proceedings between Alinta and the APA Group, Alinta Shareholders may receive a distribution that is attributable to Alinta's APA Securities in an alternative form.

Income Tax Treatment of the APA Dividend

The income tax treatment of the dividend received will depend upon the specific characteristics of the Alinta Shareholder as set out below:

Australian Resident individuals

The Dividend Component of the distribution received by an Australian Resident individual Alinta Shareholder should be included in their Australian assessable income, together with the amount of any franking credit attached to the dividend. A franking credit will be 'attached' to the dividend to the extent that the dividend received is franked. Alinta Shareholders will be advised of the franking credits attached to the dividend received – although we understand that it is expected to be fully franked. The franking credit attached to the dividend should generally – subject to satisfying certain holding period rules described below – be allowed as a tax offset against the tax payable on the Alinta Shareholder's total taxable income. In some circumstances, the tax offset may result in a tax refund being payable to the Alinta Shareholder.

Australian Resident companies

The taxation treatment of the dividend received by an Australian Resident company is generally the same as that described above for an Australian Resident individual. However, the tax offset generated from the franking credits received cannot give rise to a tax refund. In certain circumstances the amount of the franking offset in excess of the tax payable by the company may be carried forward into future income years as a revenue loss. The amount of the revenue loss is calculated by dividing the excess franking offset by the corporate tax rate

Australian Resident trusts

Distributions in the form of dividend income ultimately received by Australian Resident beneficiaries of trusts should generally, subject to certain holding period rules described below, be eligible for a tax offset equal to the beneficiary's share of franking credits attached to the dividend income distribution. The tax treatment of the dividend then depends on the legal identity of the beneficiary as an individual, a company or a trust.

If the trust has a net loss or does not have net income, the tax offset is effectively lost. However, if the trust has at least $1 of net income, all of the tax offset should be able to be utilised by the beneficiaries presently entitled to that net income comprising the dividend from Alinta.

In certain circumstances, the trustee may be required to make a family trust election to enable a beneficiary to obtain a tax offset from franking credits attached to dividends paid to the trust. We recommend that you seek advice from your professional adviser in this regard.

Where the trustee is subject to tax, it may also be entitled to a proportion of the franking credits on dividend distributions received in the same way as if the trustee were an individual (as discussed above).

The comments above relate to Australian Resident beneficiaries who are not under a legal disability. If the beneficiary is a Non-Resident or under a legal disability, we recommend you seek independent professional taxation advice.

Australian Resident superannuation funds

The taxation treatment of the dividend received by an Australian Resident superannuation fund is generally the same as that described above for an Australian Resident individual. In addition, superannuation funds also receive full tax offsets for franking credits notwithstanding that part of the fund's franked distribution income may be exempt from tax. Excess offsets should be refundable.

45-day holding period rule

In certain circumstances, an Alinta Shareholder's entitlement to the benefit of the franking credit tax offset may be denied where specific 'holding period' rules relating to the underlying investment in Alinta are not satisfied. The holding period rules broadly require the Alinta Shareholder to hold the shares in respect of which a dividend has been paid, at risk, for a minimum period of 45 days during the relevant period (excluding the dates of acquisition and disposal of the Scheme Shares). In the case of dividend income ultimately received by an Australian Resident beneficiary of a trust, the trustee must hold the Scheme Shares at risk, and the beneficiary must also hold its beneficial interest in the shares at risk, during the relevant period. The application of those rules will depend on the specific Alinta Shareholder's circumstances and are beyond the scope of this Opinion. However, these rules should generally not apply to long term investments or to an individual Alinta Shareholder whose total entitlement to franking credits does not exceed $5,000 in relation to a year of income.

Non-Australian tax residents

Dividends paid by an Australian Resident company to non-Australian tax residents (**Non-Residents**) should prima facie be subject to Australian dividend withholding tax at a rate of 30%. We note that this rate can be reduced under the terms of a relevant Double Tax Agreement.

However, no Australian dividend withholding tax should be payable to the extent that the dividend is franked. Where the dividend to be paid to Investors is fully franked, no Australian dividend withholding tax should apply.

Non-Resident investors should not otherwise be subject to Australian income tax on the dividend component of the distribution.

Income Tax Treatment of the Return of Capital

The Capital Return Component of the distribution received by an Alinta Shareholder will trigger a 'CGT Event' and should reduce that Alinta Shareholder's Capital Gains Tax (CGT) cost base in their Scheme Shares by the amount of the distribution. Any such cost base reduction is triggered when the distribution is received.

If the Capital Return Component of the distribution exceeds the Alinta Shareholder's cost base of their Scheme Shares calculated just prior to the cost base reduction, a prima facie capital gain equal to the excess may arise. Any such prima facie capital gain may be eligible to be reduced by the CGT discount. Our comments in relation to the potential CGT discount are outlined below.

Alinta Shareholders that are former AGL shareholders should be aware that the cost base of the Scheme Shares that they acquired under the 2006 Scheme of Arrangement between AGL and Alinta will need to be calculated in accordance with the formula set out in the relevant Class Ruling (CR 2006/125).

Cost base of APA Securities

The cost base of the APA Securities held by Alinta Shareholders after the distribution should equal $1.26 per Scheme Share, being the amount of the dividend and return of capital

The date of acquisition of the APA Securities should be the same as the date of distribution of those securities.

Consideration Received on Disposal of Scheme Shares

After the distribution of APA Securities to Alinta Shareholders, it is necessary to consider the income tax implications associated with the consideration received upon disposal of Scheme Shares under the Share Scheme. For Alinta Shareholders who hold their shares in Alinta on capital account, the income tax treatment of the forms of consideration should be considered primarily under the CGT rules.

We note that a series of calculations will be required to be performed in relation to determining the capital gain (or loss) made in relation to the disposal of the Scheme Shares (including the availability of CGT rollover relief as discussed below).

As discussed in more detail below, the following steps should be undertaken in determining the capital gain or loss made on each of the Scheme Shares:

> determine the prima facie capital gain or loss for each share disposed of by subtracting the cost base (or reduced cost base) of each Scheme Share disposed of from the value of the consideration received;
> if a prima facie capital gain arises, reduce that capital gain to the extent to which CGT rollover relief is available and chosen; and
> to the extent of any remaining capital gain (after applying any capital losses), determine the availability of the CGT discount to reduce the net capital gain (after applying any capital losses) resulting from the disposal of the Scheme Shares.

Please refer below and to section 14.1 of the Scheme Booklet for a more detailed example of this calculation based on a hypothetical Alinta Shareholder scenario.

Prima Facie Capital Gain or Loss Calculation

The prima facie capital gain (or loss) realised by Alinta Shareholders as a result of the disposal of their Scheme Shares should be calculated as the difference between the proceeds from the Share Scheme and the Alinta Shareholder's cost base (or reduced cost base) of the Scheme Shares disposed of. The proceeds from the Share Scheme should be the value of any consideration received from the disposal of Scheme Shares (which does not include the distribution of APA Securities as discussed above). An Alinta Shareholder's cost base should be determined after taking into account the Capital Return Component of the distribution of the APA Securities as discussed above.

For example, if an Alinta Shareholder has a cost base in their Scheme Shares of $2.125 and they acquired those shares at least 12 months prior to the Share Scheme, they should calculate their prima facie capital gain as follows. Based on the closing values of the shares on 27 June 2007, the total amount of consideration after distribution of APA Securities as discussed above is $14.644. The Alinta Shareholder's $2.125 cost base is first reduced by the $0.33 return of capital discussed above resulting in a balance of $1.795. As such, the Alinta Shareholder should realise a capital gain before considering the availability of CGT rollover relief and the CGT discount of $12.849 (being $14.644 less $1.795). The amount of the return of capital may change if the value of the APA Securities is not the same as the closing value on 27 June 2007. Further guidance on the value of APA Securities will be provided after the distribution is made.

Availability of CGT Rollover Relief

If an Alinta Shareholder makes a prima facie capital gain on the disposal of their Scheme Shares, they should be eligible to claim CGT rollover relief to the extent they receive BBI EPS as consideration for their Scheme Shares, provided that as a result of the Share Scheme, the acquiring entity (ES&L Pty Limited) and the other members of its wholly-owned company group become the owner of 80% or more of the Scheme Shares.

To determine the extent of the prima facie capital gain that can be disregarded, Alinta Shareholders should undertake the following steps:

> determine the extent to which the cost base of their Scheme Shares (after taking into account the Capital Return Component of the distribution of APA Securities as discussed above) can be allocated to the BBI EPS Component of their consideration (discussed below); and

> determine the extent to which the prima facie capital gain on their Scheme Shares relates to the BBI EPS Component of their consideration by subtracting the cost base (in their Scheme Shares) allocated to the BBI EPS from the value of the BBI EPS received.

Ordinarily, the cost base allocated to the BBI EPS Component of consideration should be a proportion of the Alinta Shareholder's cost base (in their Scheme Shares) allocated on a reasonable basis. One such method of apportionment would be to use a relative value method. That is, the proportion of the total cost base to be applied to the BBI EPS Component of the consideration received should equal the value of those BBI EPS (at the time of acquisition) relative to the total consideration received (excluding the distribution of APA Securities as discussed above).

Following on from the example above (based on an Alinta Shareholder receiving the Base Consideration and the assumed facts noted above), the Alinta Shareholder's cost base (in their Scheme Shares) of $1.795 (after the distribution of APA Securities) should be allocated to the different components of their consideration. The table below outlines the outcome of using a relative value method of allocating the cost base on the basis of the relative values of the proceeds received (a different allocation will arise if the Alinta Shareholder elects to receive a different mixture of consideration or due to the effects of rounding).

Consideration	Capital Proceeds $	Cost Base Allocation $	Cost Base Allocated $
BBI EPS	1.599	$= \left(\frac{1.599}{14.644}\right) \times 1.795$	0.196
Balance of consideration	13.045	$= \left(\frac{13.045}{14.644}\right) \times 1.795$	1.599
TOTAL	**14.644**	**1.795**	**1.795**

In order for CGT rollover relief to apply, the Alinta Shareholder is required to make a choice to apply the rollover. The choice is evidenced by the disclosures made in the Alinta Shareholder's income tax return. No formal election or notification is required to be lodged with the ATO.

CGT rollover relief should be available on the BBI EPS Component of the consideration received for the Share Scheme. Where Alinta Shareholders are eligible for and choose CGT rollover relief they will be able to disregard the part of their prima facie capital gain that is attributable to the BBI EPS received as consideration. Accordingly, to the extent an Alinta Shareholder only receives BBI EPS for the disposal of their Scheme Shares and they elect for CGT rollover relief to apply, no capital gain should arise on disposal of their Scheme Shares. We note that the choice to apply CGT rollover relief may be made on an asset by asset basis. That is, an Alinta Shareholder may choose to apply the rollover relief for some of their Scheme Shares but not others. The Class Ruling discussed above has also been requested to confirm that CGT rollover relief will apply.

Following on from the example above, where CGT rollover relief is chosen in relation to the BBI EPS Component of the consideration, the prima facie capital gain that can be disregarded by the Alinta Shareholder in this situation should be $1.403 per Scheme Share (being $1.599 of capital proceeds less $0.196 of cost base allocated to those proceeds). The resulting taxable gain before considering the availability of the CGT discount would be $11.446 (being the prima facie capital gain of $12.849 less the amount disregarded under CGT rollover relief of $1.403).

A CGT discount may be available to Alinta Shareholders who make a capital gain and do not choose to apply CGT rollover relief. Our comments in relation to the CGT discount are outlined further below.

Cost base of BBI EPS

To the extent that Alinta Shareholders are eligible for and choose for CGT rollover relief to apply, their cost base (and reduced cost base) of BBI EPS acquired should be equal to the portion of their original cost base (and reduced cost base) in their Scheme Shares allocated to the BBI EPS Component of their consideration. This cost base should be allocated amongst the BBI EPS issued in exchange for their Scheme Shares. Where CGT rollover relief is chosen, the acquisition date of the BBI EPS for CGT purposes is deemed to be the date that the original Scheme Shares were acquired. This is important in determining the availability of the CGT discount on the subsequent disposal (such as when the BBI EPS are redeemed, resold or converted) of the BBI EPS as discussed below.

To the extent that CGT rollover relief is not chosen, the cost base of BBI EPS acquired should be the proportion of the market value of the Scheme Shares exchanged for BBI EPS under the Share Scheme, plus incidental costs of acquiring and disposing of the BBI EPS. Where CGT rollover relief is not chosen, the acquisition date of the BBI EPS for CGT purposes is deemed to be the date of the implementation of the Share Scheme. This is important in determining the availability of the CGT discount on the subsequent disposal (such as when the BBI EPS are redeemed, resold or converted) of the BBI EPS as discussed below.

Distributions on BBI EPS

Alinta Shareholders are expected to receive dividend distributions in relation to their BBI EPS. For income tax purposes, the BBI EPS should be deemed to be a debt interest and any return on the BBI EPS should constitute an interest payment (which cannot be franked, and therefore will not entitle the holder to franking credits or offsets). An interest payment received on the BBI EPS should ordinarily be included in an Alinta Shareholder's assessable income in the year in which it is derived. For those Alinta Shareholders that hold their BBI EPS on capital account and are not taxed on an accruals basis, that income should be considered to be derived when it is received.

Subsequent disposal of BBI EPS

Where the BBI EPS are subsequently disposed of, redeemed or converted for stapled securities in BBI, a prima facie capital gain (or loss) should be realised by Alinta Shareholders. The capital gain (or loss) should be calculated as the difference between the proceeds from the disposal and the Alinta Shareholder's cost base (or reduced cost base) of the BBI EPS. The cost base (or reduced cost base) of the BBI EPS will depend on an Alinta Shareholder's choice to obtain CGT rollover relief as discussed above. There should be no CGT rollover relief available on conversion of BBI EPS to BBI Stapled Securities.

Cost base of securities received in BBI

At the time of the acquisition of the BBI Stapled Securities issued on implementation of the Share Scheme, their cost base should be the proportion of the market value of the Scheme Shares exchanged for BBI Stapled Securities under the Share Scheme (practically, this should equal the market value of the BBI Stapled Securities issued to you), plus incidental costs of acquiring the BBI Stapled Securities (if any). The acquisition date for the BBI Stapled Securities for CGT purposes should be the Implementation Date of the Share Scheme. This is important in determining the availability of the CGT discount on a subsequent disposal of the BBI Stapled Securities. Subsequent cost base adjustments may be required (e.g. for costs of disposal or tax deferred distributions).

For Australian income tax and CGT purposes, each BBI Stapled Security, comprising one share in Babcock & Brown Infrastructure Limited and one unit in Babcock & Brown Infrastructure Trust, is treated as two separate assets.

Information regarding the taxation implications of holding BBI Stapled Securities (including details of tax deferred distributions) is published on the BBI website (www.bbinfrastructure.com). Your tax advisor should be able to assist you in this regard.

Cost base of securities received in BBP

At the time of the acquisition of the BBP Stapled Securities issued on implementation of the Share Scheme, their cost base should be the proportion of the market value of the Scheme Shares exchanged for BBP Stapled Securities under the Share Scheme (practically, this should equal the market value of the BBP Stapled Securities issued to you), plus any incidental costs of acquiring the BBP Stapled Securities (if any). The acquisition date for the BBP Stapled Securities for CGT purposes should be the Implementation Date of the Share Scheme. This is important in determining the availability of the CGT discount on a subsequent disposal of the BBP Stapled Securities. Subsequent cost base adjustments may be required (e.g. for costs of disposal or tax deferred distributions).

For Australian income tax and CGT purposes, each BBP Stapled Security, comprising one share in Babcock & Brown Power Limited and one unit in Babcock & Brown Power Trust, is treated as two separate assets.

Information regarding the taxation implications of holding BBP Stapled Securities (including details of tax deferred distributions made) is published on the BBP website (www.bbpower.com). Your tax advisor should be able to assist you in this regard.

Cost base of securities received in BBW

At the time of the acquisition of the BBW Stapled Securities issued on implementation of the Share Scheme, their cost base should be the proportion of the market value of the Scheme Shares exchanged for BBW Stapled Securities under the Share Scheme (practically, this should equal the market value of the BBW Stapled Securities issued to you), plus incidental costs of acquiring the BBW Stapled Securities (if any). The acquisition date for the BBW Stapled Securities for CGT purposes should be the Implementation Date of the Share Scheme. This is important in determining the availability of the CGT discount on a subsequent disposal of the BBW Stapled Securities. Subsequent cost base adjustments may be required (e.g. for costs of disposal or tax deferred distributions).

For Australian income tax and CGT purposes, each BBW Stapled Security, comprising one share in Babcock & Brown Wind Partners Limited, one share in Babcock & Brown Wind Partners (Bermuda) Limited and one unit in Babcock & Brown Wind Partners Trust, is treated as three separate assets.

Information regarding the taxation implications of holding BBW Stapled Securities (including details of tax deferred distributions made) is published on the BBW website (www.bbwindpartners.com). Your tax advisor should be able to assist you in this regard.

Following on from the example above (where CGT rollover relief has been chosen), the cost base and the acquisition date for CGT purposes for each of the components of consideration are outlined below:

	CGT Rollover Relief Chosen		No CGT Rollover	
Consideration	Cost Base $	Acquisition Date	Cost Base $	Acquisition Date
BBI EPS	0.196	Note 1	1.599	Note 2
BBI Stapled Securities	1.32	Note 2	1.32	Note 2
BBP Stapled Securities	2.30	Note 2	2.30	Note 2
BBW Stapled Securities	0.50	Note 2	0.50	Note 2

Note 1: The acquisition date should be the date the Alinta Shareholder's original Scheme Shares were deemed to be acquired for CGT purposes.

Note 2: The acquisition date should be the Implementation Date of the Share Scheme.

Discount of capital gains

As noted above, Alinta Shareholders who hold their Scheme Shares on capital account may be eligible for a CGT discount on their resulting net capital gain. This is only relevant in the specific circumstances noted above. Broadly, only individuals and trustees of trusts can claim the 50% CGT discount. For trustees (responsible entities) of complying superannuation funds, a CGT discount of 331/3% may be claimed. Companies are not eligible to claim a CGT discount.

To be eligible for the CGT discount, the Scheme Shares must have been held for at least 12 months prior to the Implementation Date for the Share Scheme. No indexation is taken into account in calculating the net capital gain for these purposes. The CGT discount is taken into account after applying any available capital losses (such as capital losses incurred under this Share Scheme) against the capital gain eligible for the CGT discount.

Following on from the example above (and disregarding the impact of any capital losses), the table below summarises the resulting capital gain to an Alinta Shareholder (not being a complying superannuation fund) with a cost base of their Scheme Shares of $2.125 per Share:

Net Capital Gain	CGT Rollover Relief Chosen $	No CGT Rollover Relief Chosen $
Alinta Shareholder eligible for the 50% CGT discount	5.723	6.425
Alinta Shareholder not eligible for the CGT discount	11.446	12.849

Non-Residents

Capital gains derived by a Non-Resident are generally only subject to income tax in Australia to the extent that they relate to relevant direct and indirect interests in Australian real property. In the context of the Share Scheme, where a Non-Resident Investor indirectly holds an interest in Australian real property through shares in a company or units in a trust, any capital gains may trigger a CGT liability. However, capital gains are not subject to tax in Australia where Investors hold less than 10% of the interests in that company or trust at the time of the disposal or for a period of 12 months in the two years prior to disposal. As a result, a Non-Resident Investor who (together with its associates) holds less than a 10% interest in Alinta at the relevant times should not be subject to Australian income tax resulting from any capital gain derived in relation to the disposal of Scheme Shares under the Share Scheme. We understand that there are no Non-Residents who (together with their associates) hold more than 10% of the shares in Alinta at the time of implementation of the Share Scheme or in any 12 month period in the two years prior to implementation.

Cash Out Facility

Alinta Shareholders holding 1,000 or less Scheme Shares may elect for the securities they receive in exchange for their Scheme Shares to be sold. The disposal of their securities through the Cash Out Facility should give rise to a CGT event, with the difference between the proceeds received from that sale and the cost base in those securities giving rise to a capital gain or loss. This difference may arise, for example, because of movements in the market prices of the securities between the Implementation Date of the Share Scheme and the date of sale under the Cash Out Facility. This calculation should be done on a security by security basis. The cost base of an Alinta Shareholder's securities should be the amount determined applying the principles set out above.

For those Alinta Shareholders who elect to use the Cash Out Facility, the CGT discount may be available for any prima facie capital gain arising up to the Implementation Date of the Share Scheme (on any component of consideration received). Further, the CGT discount may also be available for any prima facie capital gain arising on the disposal of the BBI EPS where the Alinta Shareholder is eligible for and has chosen for CGT rollover relief to apply, as discussed above. If an Alinta Shareholder is eligible for, but does not choose, CGT rollover relief then one consequence may be to exclude from the CGT discount any capital gain that accrues on the BBI EPS between the Implementation Date of the Share Scheme and the date of the sale under the Cash Out Facility. Please refer to our comments above in relation to the eligibility of certain Alinta Shareholders for the CGT discount.

The CGT discount will not be available for any prima facie capital gain arising on any other securities (i.e. BBP Stapled Securities, BBW Stapled Securities and BBI Stapled Securities) between the Implementation Date of the Share Scheme and the date of the sale under the Cash Out Facility.

ERNST & YOUNG

Goods and Services Tax (GST)

Based on current GST legislation, the disposal of Scheme Shares under the Share Scheme should not be subject to GST.

Further, the acquisition and future redemption or disposal of the BBI EPS or B&B Fund Securities is likely to be an input taxed financial supply, and therefore should not be subject to GST.

No GST should be payable in respect of distributions paid on the BBI EPS or B&B Fund Securities.

Where an Australian Resident is registered for Australian GST it will not generally be entitled to claim full input tax credits in respect of the GST incurred on their expenses relating to the acquisition or disposal of the BBI EPS or B&B Fund Securities (for example, lawyers' and accountants' fees).

Alinta Shareholders should seek their own advice on the impact of GST in their own particular circumstances

Tax File Number and Australian Business Number

Australian Resident Alinta Shareholders may quote their Tax File Number (**TFN**) or, where relevant, Australian Business Number (**ABN**) to each of BBI, BBP, BBW or BBI EPS Limited (**Relevant Entity**). If a TFN or ABN is not quoted to a particular Relevant Entity, and no exemption is applicable, tax may be deducted by that Relevant Entity from the unfranked portion of dividends distributed to Alinta Shareholders, any distributions that are not wholly tax deferred (including returns of capital), or any distributions on the BBI EPS. The rate of withholding is expected to be 46.5 percent at the time of any distribution.

Alinta Shareholders that hold their BBI EPS and B&B Fund Securities as part of an enterprise may quote their ABN instead of their TFN.

Yours faithfully

Paul Laxon
Partner

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999
Direct Phone 02 8266 3356
Direct Fax 02 8286 3216

The Directors
Alinta Ltd
Alinta Plaza
Level 10
12-14 The Esplanade
PERTH WA 6000

27 June 2007

Dear Directors

Scheme of Arrangement (Option Scheme)
We have been requested to provide a summary of the tax implications for participants in the Alinta Executive Option Plan as a result of entering into the Scheme of Arrangement between Alinta Limited, ES&L Pty Limited, Babcock & Brown International Pty Limited and Singapore Power International Pte Ltd. In this advice, capitalised terms have the meanings set out in the glossary to this Booklet except where otherwise indicated.

Scope of Advice
The comments below are only relevant to Alinta Executive Option Plan participants who are residents of Australia for tax purposes.

Whilst every effort has been made to ensure accuracy, neither PricewaterhouseCoopers or any partner or employee of PricewaterhouseCoopers, shall be liable on any ground whatsoever to any party in respect of decisions or actions they may take as a result of using this taxation summary. The information contained in the taxation summary should not be treated as a substitute for advice concerning individual situations or circumstances.

The information contained in this document does not constitute "financial product advice" within the meaning of the Corporations Act 2001 (Cth) (Corporations Act). The PricewaterhouseCoopers partnership which is providing this advice is not licensed to provide financial product advice under the Corporations Act. To the extent that this document contains any information about a "financial product" within the meaning of the Corporations Act, taxation is only one of the matters that must be considered when making a decision about the relevant financial product. This material has been prepared for general circulation and does not take into account the objectives, financial situation or needs of any recipient. Accordingly, any recipient should, before acting on this material, consider taking advice from a person who is licensed to provide financial product advice under the Corporations Act. Any recipient should, before acting on this material, also consider the appropriateness of this material having regard to their objectives, financial situation and needs and consider obtaining independent financial advice. If this material relates to the acquisition or possible acquisition of a particular financial product, a recipient in Australia should obtain any relevant disclosure document prepared in respect of that product and consider that document before making any decision about whether to acquire the product.

The Option Scheme
The terms of the Option Scheme are as set out in Section 13 of the Scheme Booklet. Under the Option Scheme:

> Alinta Optionholders will have their Alinta Options cancelled and will receive an amount equal to the value of the consideration to be received by Alinta Shareholders for their Alinta Shares[109] less the exercise price of the Alinta Options.
> If an Alinta Optionholder exercises an Alinta Option and acquires an Alinta Share they will then participate in the Share Scheme and will, absent any election, receive the APA Distribution and the following Base Consideration (after adjustments) for each Scheme Share as follows:
  (a) the distribution by Alinta of 0.301 APA Securities (a stapled security)
  (b) $8.925 in cash (subject to adjustment for any Transaction Dividend)
  (c) the issue of 1.599 BBI EPS (exchange preferred shares)
  (d) the issue of 0.752 BBI Securities (a stapled security)
  (e) the issue of 0.669 BBP Securities (a stapled security)
  (f) the issue of 0.260 BBWP Securities (a stapled security)

The adjusted Base Consideration is referred to as the Default Consideration.

Note:
109 After adding back the amount of any Transaction Dividend or capital reduction provided prior to the Implementation Date and deducted from the Consideration to be received by Alinta Shareholders.

Each Alinta Shareholder will, unless they elect otherwise, receive the Default Consideration or alternatively maximise the value of certain components of the consideration (cash, scrip or BBI EPS).

This advice proceeds on the basis that if there are any unvested options they will be deemed by the Board to be vested and will participate in the Scheme Proposal.

Taxation implications – cancellation of options

The income tax implications for participants in relation to the receipt of the Option Scheme Consideration will depend upon whether the participant made an election to be assessed on the value of the Alinta Options in the year of income in which they were granted.

Upfront election made in year Alinta Options were acquired
In this case the participants would have elected to be subject to income tax on the value of the Alinta Options in the year they were acquired. This election needs to be made before the participant lodges their tax return for the year the Alinta Options were granted. Therefore, any consideration received for the disposal of those Alinta Options will not be within the employee share plan rules in the income tax legislation. The cancellation will be regarded as a disposal of an asset for capital gains tax ("CGT") purposes in the year of income in which the cancellation occurs.

Therefore, a CGT event will arise and the capital gain will be the Option Scheme Consideration less the value of the Alinta Options subject to income tax in the year of grant. That capital gain will be reduced by the 50% discount if the Alinta Options have been held for more than twelve months as at the date of cancellation.

Alinta Optionholders will be required to fund any tax liability arising on lodgement of their income tax return for that year of income.

Upfront election not made
If a participant in the option plan has chosen to defer their income tax liability beyond the year of grant, then the cancellation of the Alinta Options would be a "cessation time" under the employee share plan income tax rules. In that case the employee will be required to include the full amount of the Option Scheme Consideration in their ordinary assessable income in the year the cancellation occurs.

Participants will be required to fund any tax liability arising on lodgement of their income tax return for that year of income.

Taxation implications – exercise of options and participation in the Share Scheme

The income tax implications for participants who exercise their Alinta Options and participate in the Share Scheme will depend on whether the participant made an election to be assessed on the value of their Alinta Options in the year of income in which the options were granted.

Upfront election made in year options acquired
As above, in this case the participants would have elected to be subject to income tax on the value of the Alinta Options in the year they were acquired. Therefore, the exercise of the option will not create an income tax event. The subsequent disposal of the Alinta Shares as a result of participation in the Share Scheme will be a "CGT Event". In such a case, as the Alinta Shares are likely to have been held for less than twelve months after exercise of the options, the assessable capital gain will be the value of the property received through participating in the Share Scheme less the sum of the taxable amount of the Alinta Options at grant plus the exercise price. The 50% CGT discount rules will not apply and, as set out in the Independent Tax Opinion from Ernst & Young to Alinta Limited dated 27 June 2007, the scrip for scrip CGT rollover rules will not apply in full to the consideration received.

Participants will be required to fund any tax liability arising on lodgement of their income tax return for that year of income.

PRICEWATERHOUSECOOPERS

Upfront election not made

If a participant in the option plan has chosen to defer their income tax liability, then exercise of the Alinta Options and the participation in the Share Scheme (assumed to be within thirty days of the exercise of the options) will be a "cessation time" under the employee share plan tax rules.

If the Share Scheme Consideration is received within thirty days of the exercise of the Alinta Options the assessable amount will be the value of shares and property received on disposal of the options. If the transaction takes more than thirty days after the Alinta Options were exercised then different rules will apply.

We have reviewed the Share Scheme and the "rollover" provisions in Division 13A of the *Income Tax Assessment Act 1936*. Given the nature of the property received, the Share Scheme Consideration is unlikely to meet the requirements of the rollover provisions on the basis that the components of the consideration received will not "match" the shares which are being replaced.

Taxation of dividend component of APA Distribution

To the extent that an Alinta Optionholder participates in the Share Scheme, if the period of ownership of the Alinta Share is less than 45 days the shareholder will not satisfy the 45 day "holding period" test. The 45 day period does not include the date of acquisition and date of disposal of the Alinta Shares.

Therefore, provided the Alinta Shares are held for at least 47 days prior to and including the Effective Date, then the requisite holding period should be satisfied (refer to the Tax Opinion in section 14.2 for further discussion on this matter). This means that the options have to be exercised and Alinta Optionholders need to hold their Alinta Shares at least 47 days prior to and including the Effective Date to benefit from any franking credits.

If the total amount of the franking credits that could be claimed by a shareholder on all dividends is less than $5,000, the shareholder will not be subject to the holding period test.

Yours sincerely

John W Sullivan
Partner
Tax Services

14.4 New Zealand tax implications of Share Scheme

(a) Introduction

The following is a general description of the New Zealand taxation consequences for Alinta Shareholders if there is acceptance of the Share Scheme by Alinta Shareholders.

The description is based upon the New Zealand law and administrative practice in effect at the date of this Booklet. It is general in nature and is not intended to be an authoritative or complete statement of the laws applicable to the particular circumstances of every Alinta Shareholder.

This section does not constitute taxation advice and Alinta Shareholders should seek independent taxation advice in relation to their own particular circumstances

The following summary is intended only for a New Zealand resident Alinta Shareholder who is not a "transitional resident". Broadly, a transitional resident is a person who acquired a permanent place of abode in New Zealand after 31 March 2006 without previously having been resident in New Zealand in the last 10 years and not more than 48 months have passed since that permanent place of abode was acquired.

A transitional resident is exempt from New Zealand income tax on certain investment income derived from outside New Zealand.

The following summary also does not address the New Zealand taxation consequences of the Option Scheme, DESP and the NZESP. You should obtain your own independent taxation advice on those matters.

(b) Disposal of Scheme Shares

A disposal of your Scheme Shares will occur upon implementation of the Share Scheme. In consideration of the disposal you will receive the Share Scheme Consideration. Alternatively, under the Cash Out Facility, if applicable, you will receive cash only.

The New Zealand taxation consequences of implementation of the Share Scheme depend upon whether you hold your Scheme Shares on capital account or on revenue account. Broadly, Scheme Shares would be regarded as held on capital account unless the Scheme Shares were acquired with the purpose of resale, or with the dominant purpose of resale if there was more than one purpose of acquisition, or as part of a share dealing or a share investment business.

If you have any questions about the taxation aspects of holding or disposing of Scheme Shares, then you should seek specific advice from a professional taxation adviser before making a decision whether or not to vote in favour of the Share Scheme.

(i) Scheme Shares are held on capital account

If you hold your Scheme Shares on capital account for taxation purposes, implementation of the Share Scheme will, subject to one exception, result in you deriving a capital gain or incurring a capital loss which is not recognised for New Zealand income tax purposes.

The exception is in relation to the APA Distribution comprising the APA Dividend and the Capital Reduction. The APA Distribution will be classified as a dividend for income tax purposes. As such the total amount of the APA Distribution will be part of your taxable income, attracting income tax at your marginal rate of income tax.

The amount of the dividend that is taxable income is calculated by reference to the cash distributed to you as the APA Dividend and the market value of the APA Securities distributed in specie as the APA Capital Return Component. Alinta will notify you of:

> the amount of the APA Dividend; and
> the amount of the Capital Reduction.

Since both components of the APA Distribution will be expressed in Australian dollars, there must be a conversion into a New Zealand dollar equivalent amount by use of an acceptable rate of exchange. An acceptable rate of exchange may be obtained from the New Zealand website of the Inland Revenue Department (www.ird.govt.nz). Alternatively, you may apply a rate of exchange obtained from a trading bank that was in force for the Implementation Date.

(ii) Scheme Shares are held on revenue account

If you hold your Scheme Shares on revenue account for taxation purposes, implementation of the Share Scheme will result in you deriving a gain or incurring a loss that is recognised for New Zealand income tax purposes.

The amount of the assessable gain/loss would not include the APA Distribution. The APA Distribution from Alinta is classified as a dividend for income tax purposes and, as such, will be part of your taxable income subject to income tax at your marginal rate of income tax.

The summary outlined in section 14.4(b)(i) above indicates how you may determine the New Zealand dollar amount of the APA Distribution that is a dividend and part of your taxable income.

The amount of the assessable gain/loss should be calculated by reference to the remainder of the consideration received from disposal of your Scheme Shares (i.e. excluding the APA Distribution). The remainder of the consideration will comprise cash and the B&B Fund Securities Component or cash only under the Cash Out Facility. The Consortium will notify you of:

> the amount of the Cash Component that you receive under the Share Scheme; and
> the market value of the B&B Fund Securities Component that you receive under the Share Scheme.

The amount of the Cash Component and the B&B Fund Securities Component, or the cash received under the Cash Out Facility, must be converted into a New Zealand dollar equivalent amount to arrive at the amount of your assessable income/loss. The summary outlined in section 14.4(b)(i) above indicates how you may determine the New Zealand dollar equivalent amount.

(c) Continuing to hold your securities

There will be New Zealand income tax implications for each tax year you continue to hold any of the APA Securities and the B&B Fund Securities. The income tax implications are governed by whether the APA Securities and the B&B Fund Securities are subject to the rules for the taxation of interests in a "foreign investment fund".

(i) Whether the foreign investment fund rules apply

The APA Securities and the B&B Fund Securities you will hold are classified as shares in a foreign company for New Zealand income tax purposes. As such, the APA Securities and the B&B Fund Securities are potentially subject to the foreign investment fund rules.

There are limited categories of Australian securities that are excluded from taxation under the foreign investment fund rules. It is likely that your APA Securities and B&B Fund Securities will not fall within any of the exclusions. Legislative proposals intend that a "stapled security" (being a share that ordinarily may not be disposed of unless with rights in another company) shall not be within the scope of the exclusions from foreign investment fund taxation.

Your APA Securities and B&B Fund Securities will be subject to taxation under the foreign investment fund rules unless you are a natural person whose total cost of all foreign investment fund interests at all times during the tax year does not exceed $NZ50,000. The $NZ50,000 cost threshold is applied to all foreign investment fund interests, inclusive of your APA Securities and B&B Fund Securities, subject to a limited number of exclusions. The most common exclusions are likely to be the exclusions for interests (such as non-stapled shares or unit trust interests) that are included in an approved index under the ASX Market Rules in respect of an issuer who is required to maintain a franking account and for interests in certain Australian unit trusts associated with ,an Resident Withholding Tax proxy.

The cost of your APA Securities and B&B Fund Securities should be determined by reference to the market value advised to you as converted into a New Zealand dollar equivalent amount by use of an acceptable rate of exchange.

If the $NZ50,000 cost threshold is exceeded, taxation under the foreign investment fund rules applies to all foreign investment fund interests and not just the excess over $NZ50,000.

(ii) Application of a calculation method

The taxable income from your APA Securities and B&B Fund Securities for a tax year must be ascertained pursuant to one of the calculation methods set out in the foreign investment fund rules. There is scope for you to choose one of the authorised calculation methods, subject to meeting the requirements permitting adoption of the method chosen. The "fair dividend rate method" is likely to be the calculation method most commonly applied if your APA Securities and B&B Fund Securities are a "portfolio" investment (being an interest of less than 10% in the security issuer) and do not involve shares that are more akin to a debt investment.

Under the fair dividend rate method, taxable income may be 5% of the market value of the APA Securities and B&B Fund Securities on 1 April in each year. Alternatively, if you are an investor that is a "unit valuer", taxable income is 5% of the average value of the APA Securities and B&B Fund Securities for the tax year. If your securities are acquired and disposed of within the same tax year, your taxable income is the lesser of 5% of the cost of the APA Securities and B&B Fund Securities or 5% of the gain on disposal.

If you are an investor who is a natural person or the trustee of a family trust, you may choose to apply the "comparative value method" instead of the fair dividend rate method for the tax year. The comparative value method must be applied for all of your foreign investment fund interests for that year. Under the comparative value method, taxable income for the tax year is the year's appreciation in value and all dividends derived during the year.

The cost method is a third method that may be chosen to calculate taxable income under the foreign investment fund rules. Under the cost method, taxable income is 5% of the cost of your APA Securities and B&B Fund Securities with a deemed 5% increase in cost from year-to-year.

The taxable income in Australian dollars revealed by the fair dividend rate method or the comparative value method or the cost method must be converted into a New Zealand dollar equivalent amount by use of an acceptable rate of exchange. The rate of exchange must be one that was in force on the day for ascertaining market value or a rate of exchange that is the average close of trading spot exchange rate for the 15th day of each month in the tax year. One of these rates may be found on the New Zealand Inland Revenue Department website (www.ird.govt.nz).

If your APA Securities and B&B Fund Securities are subject to income tax under the fair dividend rate method or the cost method, any dividend or other distribution received from the APA Securities and B&B Fund Securities is not a further item of taxable income. Any withholding tax paid in Australia on the dividend or distribution may, however, be claimed as a credit against New Zealand income tax payable for the tax year. A claim for the tax credit must be supported by a copy of the statement showing payment of the withholding tax in Australia.

(iii) Disposal of your APA Securities and your B&B Fund Securities

If you dispose of your APA Securities and your B&B Fund Securities, and at the time of disposal the APA Securities and B&B Fund Securities are subject to the foreign investment fund rules, any gain upon disposal is not a receipt of further taxable income (unless acquisition and disposal occurs within the same tax year, as noted in section 14.4(c)(ii) above). Any loss realised on disposal of the APA Securities and B&B Fund Securities is generally not recognised for income tax purposes.

If you dispose of your APA Securities and your B&B Fund Securities, and at the time of disposal the APA Securities and B&B Fund Securities are not subject to the foreign investment fund rules, any gain/loss realised on the disposal is recognised for income tax purposes only if the APA Securities and B&B Fund Securities are held on revenue account.

(iv) Your APA Securities and your B&B Fund Securities are not subject to the foreign investment fund rules

If your APA Securities and your B&B Fund Securities are not subject to the foreign investment fund rules, any dividend or other distribution (such as the receipt of bonus units) is an item of taxable income. A credit against New Zealand income tax payable for the tax year may be claimed for any withholding tax paid in Australia (the claim is to be supported by a copy of the statement showing payment of the withholding tax in Australia).



15 ADDITIONAL INFORMATION



15.1 Alinta Shares and Alinta Options

As of 27 June 2007, there are 495,218,848 Alinta Shares and 5,461,435 Alinta Options on issue.

15.2 Impact of Schemes on Alinta Employee Incentive Plans

Alinta currently has three equity incentive plans for employees and directors. These are the Alinta Executive Option Plan, the Alinta Deferred Employee Share Plan (**DESP**) (for Australian employees) and the New Zealand Employee Share Plan (**NZESP**) (for New Zealand employees).

Sections 15.2 and 15.3 summarise the effect of the Share Scheme and Option Scheme on these plans if the Schemes become Effective.

(a) Alinta Executive Option Plan

Upon the Share Scheme becoming Effective, the Alinta Board will approve the termination of the Alinta Executive Option Plan.

The outstanding Alinta Options as at the Record Date, all of which are subject to the Alinta Executive Option Plan, will be cancelled in accordance with the Option Scheme, in return for payment of the Option Scheme Consideration.

See section 14.3 for the general tax consequences of the Option Scheme. Alinta Optionholders should seek their own specific taxation advice for their individual circumstances.

(b) DESP

As at 27 June 2007 at 5.00pm (AEST), 733,946 Alinta Shares are held under the DESP.

Under the DESP, the Share Plan Trustee periodically acquires Alinta Shares. Alinta Shares acquired under the DESP are held by the Share Plan Trustee on behalf of DESP members in accordance with the terms of the plan, unless and until the Alinta Shares are withdrawn from the plan and transferred to the DESP members, or sold on their behalf.

DESP members are not entitled to withdraw their allocated Alinta Shares from the DESP within 12 months from the date on which the Alinta Shares were first allocated to them, except in certain specified circumstances.

DESP members who are entitled to withdraw their Alinta Shares from the DESP may do so in accordance with the plan before the Record Date for the Share Scheme. However, DESP members who wish to do so should allow at least three business days' notice to the Share Plan Trustee, including payment of any applicable transfer fee, prior to the Record Date for the Share Scheme, to enable the Share Plan Trustee to process any withdrawal applications. Alinta will not recognise any transfer applications in respect of Alinta Shares received after the Record Date for the Share Scheme.

DESP members can direct the Share Plan Trustee how to vote their allocated Alinta Shares at the Share Scheme Meeting and General Meeting, if the Share Plan Trustee is the holder of their allocated Alinta Shares on the date set for establishing voting entitlements at those Meetings. The Share Plan Trustee will send voting forms to DESP members. The Share Plan Trustee will not vote on matters dealt with at the meetings by a show of hands.

DESP members can direct the Share Plan Trustee to make an election for Share Scheme Consideration in respect of their allocated Alinta Shares by filling out an Election Form (which will be sent to them by the Share Plan Trustee) – see the instructions under the section headed "How to Make an Election for Share Scheme Consideration" in this Booklet. DESP members whose allocated Alinta Shares number 1,000 or less may elect the Cash Out Alternative. Election Forms must be returned to the Share Plan Trustee by 5.00pm (AEST), 17 August 2007

Alinta intends that further contributions to the DESP will cease from the end of July 2007. Upon the Share Scheme becoming Effective, the Alinta Board will approve the winding up of the DESP. The Share Plan Trustee will receive the Share Scheme Consideration and the APA Distribution on behalf of those DESP members who have Alinta Shares allocated to them under the DESP as at the Record Date. The Share Plan Trustee will make arrangements to distribute the Share Scheme Consideration and the APA Distribution to the relevant DESP members as soon as practicable after the Implementation Date.

DESP members should seek their own specific taxation advice for their individual circumstances.

(c) NZESP

As at 27 June 2007, 10,128 Alinta Shares are held under the NZESP.

Under the NZESP, the plan manager periodically acquires Alinta Shares. Alinta Shares acquired under the NZESP are registered in the names of the NZESP members and are managed on their behalf in accordance with the NZESP rules.

NZESP members are not entitled to withdraw their allocated Alinta Shares from the NZESP within 12 months from the date on which the Alinta Shares were first allocated to them, except in certain specified circumstances.

NZESP members who are entitled to withdraw their Alinta Shares from the NZESP and trade them may do so in accordance with the plan before the Record Date for the Share Scheme.

NZESP members can vote their allocated Alinta Shares at the Share Scheme Meeting and General Meeting.

Alinta intends that further contributions to the NZESP will cease from the end of July 2007. Upon the Share Scheme becoming Effective, the Alinta Board will approve lifting of the withdrawal restrictions applicable to all Alinta Shares held under the NZESP and will approve the winding up of the plan.

The Consideration Securities transferred to NZESP members as part of the Share Scheme will be held directly by them and will not be subject to any share plan or any other vesting or trading restrictions.

NZESP members should seek their own specific taxation advice for their individual circumstances.

15.3 Impact on Alinta Employee Incentive Plans if the Schemes are not Implemented

If the Option Scheme is not Implemented but the Share Scheme is Implemented, the Alinta Executive Option Plan, DESP and NZESP will be terminated as set out in section 15.2.

If both the Share Scheme and the Option Scheme are not Implemented, these consequences will apply:

(a) The Alinta Executive Option Plan will remain in place and the Alinta Options will remain held by the Alinta Optionholders on the same terms and conditions which currently apply to them.
(b) The DESP and NZESP will not be terminated and Alinta Shares held under those plans will continue to be held under the plans in accordance with their terms.
(c) As noted in section 2.5, Alinta will consider alternatives for the future of its business, including internal restructure options. The Alinta Executive Option Plan, DESP and NZESP are unlikely to continue in their current form and may ultimately be wound up or terminated if an internal restructure option is implemented in the future. Alinta Securityholders will be kept informed of developments.

15.4 Additional information for Alinta Optionholders

If the Share Scheme is Effective, all Alinta Optionholders will have the opportunity to exercise their Alinta Options and participate in the Share Scheme, provided they exercise their Alinta Options by the Exercise Deadline. Alinta Optionholders should refer to section 13.3.

If the Share Scheme is Implemented but the Option Scheme is not Implemented, those Alinta Optionholders who have not exercised their Alinta Options will retain their Alinta Options and will not receive the Option Scheme Consideration.

All Alinta Options will vest from the Effective Date of the Share Scheme. As set out in section 13.3, Alinta Optionholders who do not exercise their Alinta Options by the Exercise Deadline will not be able to participate in the Share Scheme.

Following Implementation of the Share Scheme, Alinta will become a wholly owned subsidiary of the Bidder and an application will be made for Alinta to be delisted from ASX. Alinta Optionholders who exercise their Alinta Options at this time would receive shares in an unlisted company.

The Bidder will be entitled to compulsorily acquire all outstanding Alinta Options (and any Alinta Shares issued on exercise of any outstanding Alinta Options) in accordance with Chapter 6A of the Corporations Act. If this circumstance arises it is the Bidder's current intention to exercise that right.

The Bidder will be obliged to engage an independent expert approved by ASIC to give its opinion whether the price which the Bidder offers to Alinta Optionholders for the acquisition of any outstanding Alinta Options is a fair value. Alinta Optionholders will be sent a copy of the expert's report together with the offer from the Bidder to acquire the Alinta Options. Alinta Optionholders who receive Alinta Shares on exercise of their Alinta Options will also be sent a copy of an independent expert's report stating the expert's opinion whether the price offered for the acquisition of outstanding Alinta Shares is a fair value.

Alinta Optionholders also have the right to require the Bidder to acquire their Alinta Options on terms agreed between them and the Bidder, or on terms determined by the Court on the application of an Alinta Optionholder.

If Alinta Optionholders who together hold at least 10% of Alinta Options covered by a compulsory acquisition notice issued by the Bidder object to the acquisition (within the objection period set out in the compulsory acquisition notice, which must be at least one month), the Bidder may apply to the Court for approval of its acquisition of the outstanding Alinta Options. The Bidder will bear the costs that a person incurs on legal proceedings in relation to the application unless the Court is satisfied that the objection was improper, vexatious or otherwise unreasonable. The Court will only approve the acquisition if the price offered for the Alinta Options is a fair value.

There is no guarantee that the price offered to Alinta Optionholders for the compulsory acquisition of their Alinta Options will be better than the Option Scheme Consideration, but Alinta Optionholders should be aware that this is possible.

15.5 Alinta officers

(a) Marketable Securities held by or on behalf of Alinta Directors

The number, description and amount of Alinta Shares and Alinta Options held by or on behalf of each Alinta Director as at 27 June 2007 are set out below. Other than as set out below, no Marketable Securities of Alinta are held by or on behalf of Alinta Directors as at 27 June 2007.

Figure 15.1: Marketable Securities held by or on behalf of Alinta Directors

Name of Alinta Director	Number of Alinta ordinary Shares held	Number of Alinta Shares held under the DESP	Number of Alinta Options held
J.H. (John) Akehurst	25,000	Nil	Nil
F.E. (Fiona) Harris	8,058	10,783	Nil
T.R. (Tina) McMeckan	7,189	9,679	Nil
M.J. (Michael) Wilkins	5,000	1,981	Nil

The Alinta Directors consider that the Scheme Proposal is in the best interests of Alinta and Alinta Securityholders and each Alinta Director intends to vote in favour of the Scheme Proposal in respect of the Alinta Shares that they hold, in the absence of a superior proposal and subject to the Independent Expert continuing to conclude that the Scheme Proposal is in the best interests of the Alinta Securityholders.

The effect of the Scheme Proposal on the Alinta Shares and Alinta Options held by Alinta Directors is the same as the Scheme Proposal's effect on the like interests of all other Alinta Securityholders.

No Marketable Securities of the Bidder are held by or on behalf of any Alinta Director and no Alinta Director has acquired or disposed of a relevant interest in any securities issued by the Bidder in the four month period immediately preceding the date of this Booklet.

The numbers, description and amount of B&B Shares, BBI Stapled Securities, BBP Stapled Securities, BBW Stapled Securities and SP AusNet Shares held by or on behalf of each Alinta Director as at 27 June 2007 is set out below. Other than as set out below, no Marketable Securities of B&B, the B&B Funds, BBI EPS Issuer or SP AusNet are held by or on behalf of Alinta Directors as at 27 June 2007.

Figure 15.2: B&B Shares, BBI Stapled Securities, BBP Stapled Securities, BBW Stapled Securities and SP AusNet Shares held by or on behalf of each Alinta Director

Name of Alinta Director	Number of B&B Shares held	Number of BBI Stapled Securities held	Number of BBP Stapled Securities held	Number of BBW Stapled Securities held	Number of SP AusNet Shares held
J.H. (John) Akehurst	Nil	Nil	Nil	Nil	Nil
F.E. (Fiona) Harris	Nil	Nil	Nil	Nil	Nil
T.R. (Tina) McMeckan	900	12,168	Nil	35,310	Nil
M.J. (Michael) Wilkins	Nil	Nil	Nil	Nil	Nil

(b) Payments or other benefits to Alinta Directors, secretaries and executive officers

No Alinta Directors, secretaries or executive officers of Alinta (or any of its related bodies corporate) will receive any payment or other benefit through the Scheme Proposal as compensation for loss of, or as consideration for or in connection with his or her retirement from office in Alinta or any of its related bodies corporate.

Except as set out below or disclosed elsewhere in this Booklet, no Alinta Directors, secretaries or executive officers of Alinta (or any of its related bodies corporate) will receive any payment or other benefit through the Scheme Proposal other than:

(i) any allocation of Consideration to which they are entitled as an Alinta Shareholder or Alinta Optionholder on equivalent terms to all Scheme Participants, and

(ii) in relation to the treatment of any Alinta Shares allocated to them under the DESP, as set out in section 15.2(b).

In addition, based on past practice, certain non-executive directors of Alinta may receive a payment (in addition to their annual directors' fees) on Implementation of the Scheme Proposal for additional services rendered by them as members of the committee appointed by the Alinta Board in connection with the Scheme Proposal.

After taking advice from external remuneration consultants Godfrey Remuneration Group, the Board has resolved to pay special exertion benefits of $821,688 in aggregate to the Alinta Directors to reflect the significant volume of additional work undertaken by them following the MBO Proposal, including work relating to the Alinta Internal Restructure, the Macquarie Bank Consortium Proposal, the Macquarie Bank Consortium Revised Proposal and, ultimately, the Scheme Proposal. From 9 January 2007 to the date of this Booklet, that additional work included 59 Board sub-committee meetings, 21 additional Board meetings and ten due diligence committee meetings. The Alinta Directors' entitlement to the special exertion benefits is not contingent on the Scheme Proposal proceeding.

Alinta has agreed that a limited number of non-director senior executives of the Alinta Group critical to the business will be eligible to receive retention bonus payments as an incentive for remaining with the Alinta Group during an unsettling period, and working hard to support the business during a period of intense corporate activity. The agreement to make this payment was not specific to the Scheme proceeding; it could also have been triggered by an alternative corporate transaction occurring. Half of the bonus payment will be made on Implementation, with the balance generally to be paid three months after Implementation. The aggregate amount of such bonus payments will be approximately $5.5 million.

In addition, earlier this year certain non-director senior executives of Alinta who were eligible to participate in the 2007 offering under the Alinta Executive Option Plan were offered a cash incentive payment in lieu of participation in that plan. Awards of options under the Alinta Executive Option Plan (and its predecessor plan) have typically been made in March of each year to provide a long-term incentive for senior Alinta Group employees. This year, cash incentives were offered instead of participation in the Alinta Executive Option Plan as it was recognised at the time of the grant that the Alinta Executive Option Plan might terminate and that the Alinta Options might be cancelled or acquired as a result of the Scheme Proposal. The aggregate amount of such incentive payments will be approximately $6.5 million, depending on the ultimate value of the purchase consideration of the proposal. Payment of these incentives will be made upon Implementation. The cash incentive alternative will be based on the difference between the Alinta share price VWAP for the five days prior to 7 March ($14.4413) and the value of the Option Scheme Consideration multiplied by the number of Alinta Options that would otherwise have been issued in the normal course.

(c) No agreements or arrangements with Alinta Directors in connection with the Scheme Proposal

Other than:

(i) the arrangements set out in section 15.2(b) in relation to the DESP; and

(ii) the possible payments to certain non-executive directors of Alinta referred to in section 15.5(b),

there are no other agreements or arrangements made between an Alinta Director and any other person in connection with, or conditional on, the outcome of the Scheme Proposal and no Alinta Director has any interest in any contract entered into by any Consortium Party.

15.6 Material changes to the financial position of Alinta

To the knowledge of the Alinta Directors, and except as disclosed elsewhere in this Booklet, the financial position of Alinta has not materially changed since the date of the last balance sheet sent to Alinta Shareholders (being 31 December 2006) other than as disclosed to ASX.

15.7 Outline of financing of Consideration

(a) Share Scheme Consideration and APA Distribution split

Figure 15.3: Share Scheme Consideration and APA Distribution split based on the five Business Day VWAPs to 27 June 2007

	Equity Contribution[1]
Cash Component	$4.5 billion
Securities Component – BBI Stapled Securities and BBI EPS	$1.5 billion
Securities Component – BBP Stapled Securities	$1.2 billion
Securities Component – BBW Stapled Securities	$0.2 billion
APA Distribution Component	$0.6 billion
Total	$8.0 billion

Note to Figure 15.3:

1 These contributions assume that all Alinta Options are exercised by the Record Date. If some of the Alinta Options remain unexercised and on issue at the Record Date, then part of the cash component described above which is not required to pay the Share Scheme Consideration may be used to fund the Option Scheme Consideration (assuming the Option Scheme becomes Effective). B&B Fund Securities may also be issued to fund the B&B Funds' share of the Option Scheme Consideration and this may occur as part of the bookbuild or other sale process undertaken by the Nominee as described in section 13.2(x)

(b) Singapore Power International's equity funding

SPI has confirmed availability of funding for its share of the equity contribution requirements of the Scheme Proposal. This commitment was approved by the SPI board on 23 March 2007.

SPI is able to fund its equity commitment using a combination of the following sources of funds:

> internal cash resources; and
> corporate debt facilities.

(i) Internal cash resources

SPI's parent, SP, has the benefit of a strong balance sheet. Headquartered in Singapore, rated AA by Standard & Poor's and Aa1 by Moody's Investors Services, SP is one of the largest companies in Singapore. For the financial year ended 31 March 2006, SP and its subsidiaries reported a revenue of S$4.8 billion, net profit after tax of S$1.3 billion, total assets of S$18.7 billion and cash and cash equivalents of S$1.8 billion.

(ii) Corporate debt facilities

In addition, SP has secured credit-approved debt commitments from major banks and financial institutions (the **Finance Parties**) to finance SPI's share of the acquisition enterprise value for the Scheme Proposal.

Guaranteed by SP, the facilities will be provided to a subsidiary of SP (**SP Borrower**) for this transaction. The debt facilities will be available for drawing with three business days' notice, upon execution of facility documentation.

To maximise funding certainty, the conditions precedent to the debt facilities have been negotiated such that they are limited in number, including, in addition to conditions which are also conditions of the Share Scheme or mechanical or administrative conditions within the control of SP or SP Borrower, execution of facility documentation, customary corporate authorisations and opinions, no material misrepresentation in relation to matters within the control of the SP Borrower or SP and no material breach of the facility documentation by SP or SP Borrower.

(c) Historical B&B Funds' Securities prices

Figure 15.4: Historical B&B Funds' Securities prices

Date	BBI Stapled Security price	BBP Stapled Security price	BBW Stapled Security price
Closing price on 2 July 2007 (being the business day prior to this Booklet being lodged for registration with ASIC)	$1.73	$3.41	$1.97
Highest recorded sale price in the three months to 2 July 2007, and the date on which it occurred	$2.03 (22 May 2007)	$3.80 (24 May 2007)	$2.07 (17 May 2007)
Lowest recorded sale price in the three months to 2 July 2007 and the date on which it occurred	$1.70 (25 June 2007)	$2.85 (3 April 2007)	$1.78 (23 April 2007)
Closing price on 29 March 2007 (being the business day prior to Alinta's announcement of the Original Scheme Proposal)	$1.83	$2.88	$1.76

15.8 Details of Consortium

Arrangements between the Consortium Parties have been formalised through a number of agreements that have set out a clear and agreed commercial basis for the Consortium Parties in relation to the Post-implementation Transactions. These agreements include:

- the Joint Bidding Agreement between SPI, BB SPV and the Bidder;
- the Umbrella Agreement between BB SPV, SPI, B&B and the Bidder; and
- the Participation Deed between BBIL, BBPL and BBWPL, their respective special purpose subsidiaries, B&B and BB SPV.

Further details in respect of these agreements are set out in section 15.12.

The Bidder has been incorporated by the Consortium for the purpose of the Scheme Proposal. Shareholders in the Bidder are SPI and BB SPV, which is owned by wholly owned subsidiaries of B&B, BBI and BBP. This ownership and contractual structure is set out diagrammatically in Figure 15.5 in a simplified manner.

Figure 15.5: Consortium structure



B&B
BBI
BBP
BBW
Participation Deed
BB Space Cat Holdings Pty Ltd
SPI
Umbrella Agreement
49.8%²
50%
Bidder
Joint Bidding Agreement

Notes to Figure 15.5:

1 Indirect.

2 One share in Bidder (0.2%) is held by a subsidiary of B&B.

The final form of the Consortium structure was designed to:

- maximise value to Alinta Securityholders;
- maximise certainty of funding; and
- minimise regulatory risk.

Subsequent to the Scheme Proposal being Implemented, the Consortium Parties will undertake a corporate restructure of the existing Alinta Group to give effect to their commercial arrangements.

The following steps will occur upon the Share Scheme becoming Effective:

- Alinta will distribute APA Securities to Alinta Shareholders by way of a dividend and return of capital. The dividend component of this distribution is expected to be franked as detailed in the Independent Tax Opinion in section 14.2. This will also be confirmed through a Class Ruling to be obtained from the ATO.
- BBI (or its affiliated entities) will acquire all the shares held by BBPL and B&B (or their respective affiliated entities) in BB SPV for $1.00 per share and BB SPV will acquire all of the shares in the Bidder held by SPI
- The Bidder will be capitalised by a combination of loan notes, described in section 15.10, and equity instruments. Funding for substantially all of the Scheme Consideration will be represented by the loan notes. Figure 15.5 depicts this arrangement in a simplified manner.

Figure 15.6: Capitalisation of the Bidder


BBP
BBI
BBW
SPI
Cash & Scrip Consideration
Alinta Shareholders
Loan Notes
Loan Notes
Loan Notes
Loan Notes
Bidder
Alinta
BBI Alinta Assets
BBP Alinta Assets
BBW Alinta Assets
SPI Assets

15.9 Immediately after Implementation of the Share Scheme

Immediately after Implementation of the Share Scheme, the Bidder will become the holder of all of the Alinta Shares, with other Consortium Parties having contractual rights to have their respective allocated Alinta Assets transferred to them or, where this is not immediately possible, the right to manage and responsibility for such Alinta Assets.

Following implementation, the Bidder will be in a position to execute a restructure of Alinta, including the Post-Implementation Transactions. Each Post-Implementation Transaction will occur subject to any third party consent issues subsisting at the time of Implementation, and any transitional arrangements required to facilitate operational and head office separation.

15.10 Description of loan notes

Loan notes will be issued by the Bidder to subsidiaries of BBIL, BBW, BBPL and a subsidiary of SPI (each a holder of one or more loan notes). The subscription amount payable by each holder of a loan note will be the enterprise value of the relevant Alinta Asset(s) to be acquired by that holder, net of debt which the parties agree will be retained and allocated to the relevant Alinta Asset. Interest may be charged on each loan note.

Each holder of a loan note will have the exclusive right and responsibility to manage the Alinta Asset allocated to the holder of the loan note until such time as the business is transferred to it. The transfer of the relevant Alinta Asset to the holder of the loan note will effect the redemption of that loan note.

15.11 Material contracts – Amended and Restated Scheme Implementation Agreement (SIA)

The SIA is a material contract. See section 13.6(a) for a summary of this agreement.

15.12 Material contracts – Consortium arrangements

(a) Joint Bidding Agreement

SPI entered into a Joint Bidding Agreement with BB SPV and the Bidder on 23 March 2007 to establish the basis on which the Scheme Proposal will be undertaken by the parties

(i) Bidder

The current and anticipated shareholding structure of the Bidder is set out in section 15.8.

BB SPV and SPI have each appointed three directors to the board of the Bidder.

(ii) Standstill

Each party has agreed not to acquire or sell Alinta securities or vote any Alinta securities at a general or extraordinary general meeting of holders of Alinta securities without the other party's approval.

A Consortium Committee comprising three officers of each of SPI and BB SPV facilitates the evaluation, preparation and finalisation of the Schemes.

BB SPV's right to appoint three directors to the board of the Bidder and three nominees to the Consortium Committee has been split between BBI, BBP and B&B under the Participation Deed.

(iii) Proposal
Each party must execute all documents and do all acts and things necessary for the Implementation and performance of the Schemes

The parties must prepare and provide all information relating to them which is required to be included in this Booklet. A party who provides such information is responsible for such information.

(iv) Funding
B&B and SPI will be severally responsible for the total Scheme Consideration payable by the Bidder under the Schemes, in proportion to their respective Participating Percentage, including any additional funding required at the Implementation Date pursuant to the terms of the Umbrella Agreement.

(v) Conduct of the Alinta Group
From the Implementation Date until completion of the last of the separation transactions to be effected in accordance with the Umbrella Agreement:

- The Alinta Board will comprise three BB SPV nominees and three SPI nominees (with all resolutions of the Alinta Board requiring unanimous resolution) until more than 75% in terms of total enterprise value of the Alinta Assets allocated to SPI has been transferred to SPI or its nominees. Immediately following this, the three SPI nominees will resign as directors of Alinta.
- The Bidder will only pass resolutions as Alinta's sole shareholder in accordance with the instructions of the Consortium Committee.
- All decisions concerning the Alinta Assets allocated to SPI or BB SPV (respectively) are to be referred to SPI or BB SPV (respectively) for prior written approval.

From the Implementation Date until completion of the separation of the relevant Alinta Assets allocated to SPI or BB SPV, the board of directors of any entity that is within an Alinta Asset allocated to SPI will only comprise nominees of SPI and any entity that is within an Alinta Asset allocated to BB SPV will only comprise nominees of BB SPV.

Between the Implementation Date and completion of the last separation transaction relating to an Alinta Asset allocated to SPI, except as otherwise required, the Bidder must not, without the prior written approval of the Consortium Committee, take certain actions, sell or encumber any assets used in the conduct of an Alinta Asset allocated to SPI and/or incur any obligations or liabilities which may need to be performed or satisfied by an Alinta Asset allocated to SPI.

(vi) Termination
The Joint Bidding Agreement will terminate automatically on the day that the shareholders of Alinta vote not to approve the Share Scheme or the relevant Court refuses to approve the Share Scheme.

If Alinta does not put the Share Scheme to the Alinta Shareholders or the Share Scheme's terms and conditions are not satisfied or waived by the parties, and no agreement has been reached as to amendments to the Schemes or an alternative transaction structure, then either SPI or BB SPV may terminate the Joint Bidding Agreement.

If a third party announces an intention to make a takeover offer or proposes a scheme of arrangement or other Competing Proposal, and no agreement has been reached between SPI and BB SPV on amendments to be made to the terms of the Scheme or to proceed with an alternative transaction structure, then either SPI or BB SPV may terminate the Joint Bidding Agreement after the SIA has been terminated.

SPI may terminate the Joint Bidding Agreement if BB SPV or B&B is in material unremedied breach of the Joint Bidding Agreement or the Umbrella Agreement and BB SPV may terminate the Joint Bidding Agreement if SPI is in material unremedied breach of either the Joint Bidding Agreement or the Umbrella Agreement.

Neither SPI nor BB SPV may terminate the Joint Bidding Agreement if the Bidder is in material breach of either the Joint Bidding Agreement or the Umbrella Agreement.

(b) Umbrella Agreement
SPI, BB SPV, B&B and the Bidder entered into an Umbrella Agreement on 23 March 2007 to address transitional, commercial and legal issues arising in connection with the legal and economic separation of the Alinta Group after the Implementation Date. B&B has guaranteed to SPI the performance of BB SPV's obligations under the Umbrella Agreement and the Joint Bidding Agreement.

(i) Purpose and objectives
The general objective of the Umbrella Agreement is that each party will nominate parties to acquire the Alinta Assets designated to them for the agreed values, on a basis which is relative to each party's contribution to the Scheme Consideration. Business-specific liabilities are to be met by the party to whom the Alinta Asset has been allocated, and any residual assets or liabilities will be shared in accordance with their respective Participating Percentage: 65.2% SPI and 34.8% BB SPV.

An Implementation committee comprising three officers of each of BB SPV and SPI is to facilitate the day-to-day management of the separation of the Alinta Group into the BBP Alinta Assets, BBI Alinta Assets, BBI Alinta Assets and SPI businesses. Any matter before the Implementation committee may be referred to the Consortium Committee for approval.

(ii) Business transfers

The parties have agreed to allocate the Alinta Assets between them as set out in section 1.1.

Each party has severally agreed to contribute funds to the Bidder (and in the case of B&B, procure the provision of B&B Fund Securities and BBI EPS consideration) to satisfy the Scheme Consideration and provide for the retirement of certain components of Alinta's corporate debt as required. Responsibility for Alinta's corporate debt has been allocated among the parties in an agreed manner. The party to whom Alinta's corporate debt has been allocated must either take on that debt in conjunction with acquiring the relevant Alinta Assets or arrange for the refinancing of that debt.

(iii) Group restructure

The restructure of the Alinta Group and the separation of the Alinta Assets allocated to SPI and the Alinta Assets allocated to BB SPV will be achieved in accordance with a restructure plan agreed by the parties. Bidder will become a consolidated group and all the members of the Bidder consolidated group will enter into a tax sharing agreement and tax funding agreement on terms acceptable to them.

The parties must use their best endeavours to obtain informal clearance from the ACCC in relation to the Scheme Proposal and the transfers of the Alinta Assets. If there are insurmountable regulatory issues affecting a particular Alinta Asset and the relevant party has given an undertaking to the ACCC to dispose of that business in order to address those regulatory issues, then, provided that it is acceptable to the ACCC:

> if the relevant party is BB SPV, it shall grant SPI or its nominee; or
> if the relevant party is SPI, SPI shall grant BB SPV or its nominee,

a last right of refusal to acquire the business in question on terms and conditions no less favourable than those offered to (or by) any third party.

In circumstances where it is not possible to novate or assign a contract for the provision of services which is required to give effect to the restructure of the Alinta Group, the relevant party will seek to convey the economic benefit of, and responsibility for, the contract from the party with the contract (principal) to the party to which it was intended to be novated or assigned (subcontractor). The subcontractor will indemnify the principal against all claims, damages, demands or losses incurred by the principal in providing the services.

To the extent that any Alinta entity owned by BB SPV or SPI has given any guarantee or undertaking in relation to any liability of an Alinta Asset other than a business allocated to SPI or BB SPV respectively, B&B or SPI (as applicable) must use its best endeavours to procure the release of the guarantor from that guarantee or undertaking and indemnify the guarantor in relation to any liability incurred by the guarantor under or in connection with the guarantee.

Liabilities which relate specifically to a particular business are to be met by the party to whom the Alinta Asset has been allocated. Transaction costs and liabilities which do not relate to a particular business are shared in accordance with the Participating Percentages. A funding mechanism has been agreed which provides for all such costs and liabilities, which are expected to be paid within one month of the Implementation Date, to be funded at that date and for monthly calls to be made thereafter, secured by rolling letters of credit of $10 million from each party, which expires twelve months after the Implementation Date.

A "wrong pockets" clause provides for the parties to use best endeavours to identify within six months of Implementation any assets, contracts or liabilities that were not transferred to the relevant Consortium Party and to procure such a transfer.

The employment of all Alinta employees whose employment relates solely or predominantly to a particular Alinta Asset are proposed to be employed by the purchaser of that business. Those Alinta employees whose employment does not relate solely or predominantly to a particular Alinta Asset will be considered by the parties with a view to resolving which party should engage those employees. Redundancy payments in respect of any such employees shall be shared according to the Participating Percentages.

(iv) Separation arrangements

All shared infrastructure will be transferred with the Alinta Asset that is the predominant user of that infrastructure as at the Implementation Date, but the transferee must make that infrastructure available to each other Alinta Asset which currently uses it for 12 months (with an option to extend for a further six months). The user must, with the cooperation of the service provider, use reasonable endeavours to establish its own capability in respect of the service as soon as reasonably practicable.

The Implementation committee will develop an operation separation plan which will address the manner in which items of shared infrastructure are to be transferred to a particular Alinta Asset and the manner in which users are to be provided with ongoing or transitional access to shared infrastructure.

The parties will put in place any contracts required to address ongoing commercial relationships between them in respect of the assets acquired in good faith. The fees charged for any shared infrastructure will be specified in any such contracts and shall reflect the actual costs incurred by the service provider in providing the service, including an appropriate allocation of overheads but excluding any profit margin.

(c) Participation Deed

The Joint Bidding Agreement and Umbrella Agreement provide for the allocation of certain Alinta Assets, liabilities, debt and responsibilities as between BB SPV and SPI. BB SPV's obligations under those agreements are guaranteed by BBIPL.

The subsequent split of the Alinta Assets and liabilities allocated to BB SPV between each of the B&B Funds and B&B is addressed in the Participation Deed, which was entered into by BBIPL, BBIL, BBPL, a subsidiary of each of them, BBWPL and BB SPV on 16 April 2007. The Participation Deed provides for the following:

> A subsidiary of BBIL to acquire all the shares in BB SPV when the Share Scheme becomes Effective (see above).
> One nominee of each of BBP, B&B and BBI to act as a director of both BB SPV and the Bidder, and to serve on the Consortium Committee.
> The split of the Alinta Assets and debt allocated to BB SPV under the Umbrella Agreement as between each of B&B, BBI, BBP and BBW. The allocation is reflected in this Booklet (including the allocation of Alinta's debt, which is reflected in the pro forma financial information for each of the B&B Funds in this Booklet). Where an Alinta Asset is allocated to B&B or a B&B Fund under the Participation Deed, liabilities that relate solely to that Alinta Asset are the responsibility of that party.
> Decision-making in relation to particular Alinta Assets. Where an Alinta Asset has been allocated to BB SPV under the Umbrella Agreement and in turn to B&B or a B&B Fund under the Participation Deed, decisions in relation to that Alinta Asset are generally to be made in accordance with the wishes of either B&B or that B&B Fund (as the case may be). This is consistent with the structure of the loan notes, under which the holder of a loan note in relation to an Alinta Asset (being the designated purchaser of that Alinta Asset) is responsible for controlling that Alinta Asset.
> Each of B&B and the B&B Funds (or their subsidiaries) to satisfy BB SPV's funding obligations under the Joint Bidding Agreement and Umbrella Agreement in respect of the Schemes. These funding obligations relate principally to the payment of cash by B&B and the issue of securities by each of the B&B Funds under the Schemes, and in the case of the B&B Funds are reflected in the pro forma financial information and capital structure information for the B&B Funds in this Booklet.
> The allocation of BB SPV's responsibility for transaction costs and unallocated liabilities between B&B, BBI and BBP. Generally, these liabilities and costs are to be allocated in proportion to the values of the Alinta Assets being acquired by each of B&B, BBI and BBP.

15.13 Consortium acquisitions in the last four months and benefits

Except as disclosed elsewhere in this Booklet, during the four month period immediately preceding the date of this Booklet, none of the Bidder, SPI, B&B or the B&B Funds or any associate of them:

(a) has provided, or agreed to provide, consideration for an Alinta Share or Alinta Option under a purchase agreement; or
(b) has given or offered to give a benefit to another person where the benefit was likely to induce the other person or an associate to vote in favour of the Scheme Proposal or dispose of Alinta Shares or Alinta Options.

15.14 Quotation of B&B Fund Securities and BBI EPS on ASX

The BBI Stapled Securities, BBP Stapled Securities and BBW Stapled Securities are quoted on ASX.

Applications will be made by each of BBI, BBP and BBW to ASX for official quotation of the stapled securities to be issued as Share Scheme Consideration.

The BBI EPS Issuer will apply to be admitted to the official list of ASX and for the quotation of the BBI EPS on ASX.

15.15 Ineligible Overseas Shareholders

Neither this Booklet nor the Share Scheme constitutes, or is intended to constitute, an offer of securities in any place in which, or to any person to whom, the making of such an offer would not be lawful under the laws of any jurisdiction outside Australia and its external territories and shall not form the basis of any contract. The treatment of Ineligible Overseas Shareholders is dealt with in section 13.2(j).

15.16 ASIC relief

(a) BBI EPS

BBI has applied to ASIC for:

(i) a modification of sections 707(3) and (4) and sections 1012C(6) and (7) of the Corporations Act in relation to the onsale of BBI Stapled Securities issued on the conversion of BBI EPS; and
(ii) an exemption from sections 1012B and 1016A(2) of the Corporations Act so that BBI is not required to provide a product disclosure statement in relation to the issue of BBI Stapled Securities issued on conversion of BBI EPS and to enable BBI Stapled Securities to be issued on conversion without BBI receiving an application form.

(b) Cash Out Facility

B&B has applied to ASIC for the following exemptions from and modifications to the Corporations Act to facilitate the Cash Out Facility:

(i) Chapter 5C and Part 7.9 to the extent that the Cash Out Facility may be a managed investment scheme; and

(ii) Chapters 6 and 6C to the extent that the sale agent, B&B, Alinta or their associates may contravene the takeover provisions by acquiring a relevant interest in B&B Fund Securities, BBI EPS or APA Securities and so the sale agent, B&B, Alinta or their associates do not have to lodge substantial holder notices.

(c) Disclosure to Alinta Optionholders

ASIC has granted relief to permit Alinta to send this Booklet to Alinta Optionholders, although in relation to the Option Scheme it does not set out all the requirements of Part 2 of Schedule 8 to the Corporations Regulations.

(d) Disclosure of Alinta Optionholders' names required by the Share Scheme

ASIC has granted relief to permit Alinta to omit from the Booklet the name of each Alinta Optionholder at the Record Date as a creditor of Alinta as required by paragraph 8201(c) of Part 2 of Schedule 8 to the Corporations Regulations.

15.17 ASX waivers

(a) Listing Rules 10.1 and 11.1

ASX has provided the following confirmations and waivers in relation to the Scheme Proposal:

(i) waivers from Listing Rule 10.1 to permit acquisitions or disposals of a substantial asset by B&B, BBI, BBW and BBP (or any of their child entities) to or from the Bidder and/or the Alinta Group, without having to seek securityholder approval; and

(ii) confirmation that Listing Rule 11.1 does not apply to the Scheme Proposal.

(b) Listing Rule 6.23.2

ASX has granted a waiver of ASX Listing Rule 6.23.2 to allow the Alinta Options to be cancelled without Alinta Shareholder approval. The waiver is subject to the following conditions:

(i) Alinta Shareholders and the Court approve the Share Scheme;

(ii) Alinta Optionholders and the Court approve the Option Scheme; and

(iii) full details of the cancellation of the Alinta Options are set out to ASX's satisfaction in the Booklet.

(c) Listing Rule 7.40

ASX has indicated that it will grant a waiver of Listing Rule 7.40 to allow the timetable for the Capital Reduction and the Share Scheme not to comply with Appendix 7A of the Listing Rule.

(d) Listing of BBI EPS Issuer and quotation of BBI EPS

BBI EPS Issuer has sought an in-principle confirmation from ASX that it will classify BBI EPS as "debt securities" for the purposes of Listing Rule 1.8 Condition 1, and accordingly that it is prepared to grant BBI EPS Issuer as ASX Debt Listing.

(e) Waivers and confirmations for BBI EPS Issuer

On the basis that BBI EPS Issuer requires a Debt Listing subject to compliance with Listing Rules 1.1 conditions 1, 1A, 2, 6 (on the basis BBI EPS are treated as the main class of securities of BBI EPS Issuer), 7, 12 and 14, and Listing Rules 3.1A and 3.1B, and Chapter 6 (as has been volunteered in the application to ASX), BBI EPS Issuer has sought from ASX:

(i) confirmation that BBI EPS Issuer's structure and operations are appropriate for a listed entity for the purposes of Listing Rule 1.1 Condition 1;

(ii) confirmation that BBI EPS Issuer's constitution need only comply with the Listing Rules to the extent that they are not waived by ASX for the purposes of Listing Rule 1.1 condition 2;

(iii) confirmation that the BBI EPS Terms are appropriate and equitable for the purposes of Listing Rule 6.1;

(iv) confirmation that the dividends to which BBI EPS Holders will be entitled will be at a "commercial rate" for the purpose of Listing Rule 6.5;

(v) waiver of Listing Rule 6.7 to the extent necessary to not require BBI EPS Issuer to send notices for an annual general meeting to BBI EPS Holders where no resolutions are to be considered at the meeting on which they will have a right to vote;

(vi) confirmation that a change in the distribution rate or the frequency and timing of the payment of dividends in relation to the BBI EPS as contemplated by the reset process set out in the BBI EPS Terms is not a change to BBI EPS Holder's rights to receive distributions for the purposes of Listing Rule 6.10; and

(vii) confirmation that the conversion and redemption arrangements in relation to the BBI EPS do not constitute a divestment of the BBI EPS for the purposes of Listing Rule 6.12.

(f) Waivers and confirmation for BBI in relation to BBI EPS

BBI has sought:

(i) confirmation from ASX that it considers that the issue of BBI EPS from the perspective of BBI will be within exception 5 in Listing Rule 7.2 as an issue under a merger by way of scheme of arrangement under Part 5.1 of the Corporations Act, and that any issue of BBI Stapled Securities on conversion of BBI EPS will be within exception 4 in Listing Rule 7.2 as an issue on the conversion of convertible securities issued in compliance with the Listing Rules.

(ii) a waiver of Listing Rule 10.11 to permit the issue of BBI Stapled Securities on exchange of the BBI EPS in accordance with the BBI EPS Terms to BBI EPS Holders that are related parties of BBI at the relevant time, without the approval of existing BBI Stapled Securityholders.

15.18 Effect on Alinta creditors

Alinta has paid and is paying all its creditors within normal terms

of trade and is solvent and is trading in an ordinary commercial manner. The Schemes will not adversely affect the interests of Alinta's creditors. The Scheme Proposal includes the Capital Reduction. Alinta believes that the Capital Reduction will not materially prejudice its ability to pay its creditors. The Independent Expert has expressed the view that the Capital Reduction is fair and reasonable to Alinta Shareholders as a whole and does not materially prejudice Alinta's ability to pay its creditors.

15.19 Right to inspect and obtain copy of Alinta Option Register

In accordance with the Corporations Act, any Alinta Optionholder has the right to inspect the register of Alinta Optionholders, which contains details of the name and address of all Alinta Optionholders and the terms of the Alinta Options.

A copy of the register of Alinta Options will be made available to Alinta Optionholders upon request. A small fee may be charged by Alinta for copies.

15.20 Removal of Alinta from the official list

Following Implementation of the Share Scheme, application will be made to ASX for removal of Alinta from the official list of ASX.

15.21 Consents and disclaimers of responsibility

(a) Consent to be named

The following parties have given and have not, before the time of registration of this Booklet by ASIC, withdrawn their written consent to be named in this Booklet in the form and context in which they are named:

(i) Blake Dawson Waldron as legal adviser to Alinta;
(ii) Carnegie, Wylie & Company Pty Ltd as financial adviser to Alinta;
(iii) JP Morgan Australia Limited as financial adviser to Alinta;
(iv) Bidder, in respect of the Bidder Information only;
(v) Freehills as legal adviser to SPI, B&B, BBI, BBP and BBW;
(vi) Chang, Pistilli & Simmons as legal adviser to B&B;
(vii) Ernst & Young as taxation adviser regarding the Share Scheme;
(viii) Grant Samuel as the Independent Expert;
(ix) PricewaterhouseCoopers Securities Limited as the Investigating Accountant for Alinta, BBI, BBP and BBW;
(x) PricewaterhouseCoopers as auditor of BBP and BBW;
(xi) PricewaterhouseCoopers as taxation adviser regarding the Option Scheme;
(xii) Intelligent Energy Systems as market adviser to BBP;
(xiii) Emerging Energy Research as market adviser to BBW;
(xiv) Global Wind Energy Council as market adviser to BBW;
(xv) Computershare as the Share Registry of Alinta;
(xvi) KPMG as auditor of Alinta; and
(xvii) Godfrey Remuneration Group as external remuneration consultant to Alinta.

Moody's Investors Services has not given its consent to be named in this Booklet. SP is publicly rated by Moody's. As at the date of this Booklet the senior unsecured rating of SP is Aa1 (under review for possible downgrade). Moody's has rated SP Aa1 since June 2005. BBI also is publicly rated by Moody's. As at the date of this Booklet, the credit rating of BBI's long term senior secured debt is Baa3 (under review for downgrade). Moody's has rated BBI's long term senior secured debt as Baa3 since February 2006.Moody's long-term senior debt rating is a current opinion of the future ability of an issuer to repay its long-term debt obligations. As the following table indicates, a long-term credit rating of Baa3 or above is considered to be investment grade.

Figure 15.7: Moody's rating System

Investment grade	Speculative grade
Aaa	Ba1
Aa1	Ba2
Aa2	Ba3
Aa3	B1
A1	B2
A2	B3
A3	Caa1
Baa1	Caa2
Baa2	Caa3
Baa3	Ca

Ratings are statements of opinion, not a statement of fact or recommendations to buy, sell or hold any securities or financial products. Ratings may be changed, withdrawn or suspended at any time.

(b) Consent to the inclusion of information

The following parties have given and have not, before the time of registration of this Booklet by ASIC, withdrawn their written consent to the inclusion of the following information in this Booklet in the form and context in which it is included and to all references in this Booklet to that information in the form and context in which they appear:

(i) PricewaterhouseCoopers Securities Limited in respect of the inclusion of the Investigating Accountant's Reports,
(ii) PricewaterhouseCoopers in respect of the inclusion of the tax opinion in section 14.3;
(iii) Bidder, in respect of the inclusion of the Bidder Information only;
(iv) BBI in respect of the BBI Information only;
(v) BBP in respect of the BBP Information only;

(vi) BBW in respect of the BBW Information only;
(vii) SPI in respect of the SPI Information only;
(viii) Ernst & Young in respect of the inclusion of the tax opinion in section 14.2; and
(ix) Grant Samuel in respect of the inclusion of the Independent Expert's Report.

(c) Disclaimers of responsibility

Each person named in section 15.21(a) and (b):

(i) has not authorised or caused the issue of this Booklet;
(ii) does not make, or purport to make, any statement in this Booklet or any statement on which a statement in this Booklet is based other than, in the case of a person referred to in section 15.21, a statement included in this Booklet with the consent of that person; and
(iii) to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of this Booklet, other than a reference to its name and, in the case of a person referred to in section 15.21, any statement or report which has been included in this Booklet with the consent of that person.

15.22 Disclosure of interests of certain persons

Except as disclosed below or elsewhere in this Booklet, no:

(a) Alinta Director;
(b) director of the Bidder, SPI, the BBI EPS Issuer, BBI, BBP or BBW; or
(c) person named in this Booklet as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Booklet,

holds at the date of this Booklet or held at any time during the last two years before lodgement of this Booklet with ASIC, any interest in:

(a) the formation or promotion of the Bidder, BBI EPS Issuer, BBI, BBP or BBW;
(b) the Schemes;
(c) property acquired or proposed to be acquired by the Bidder, SPI, BBI EPS Issuer, BBI, BBP or BBW in connection with its formation or promotion of the Schemes; or
(d) the B&B Fund Securities[110] or the Bidder,

and no amounts have been paid or agreed to be paid and no benefits have been given or agreed to be given to any Alinta Director or any director of the Bidder, SPI, the BBI EPS Issuer, BBI, BBP or BBW:

(e) to induce him or her to become, or to qualify him or her as, a director; or
(f) for services rendered by him or her in connection with the formation or promotion of the BBI EPS Issuer, BBI, BBP or BBW or the Schemes.

Directors of the BBI EPS Issuer, BBI, BBP and BBW are not required under their respective constitutions to hold any BBI EPS or B&B Fund Securities. As at the date of this Booklet, the following directors of the BBI EPS Issuer, BBI, BBP and BBW hold B&B Fund Securities or Alinta Shares[110] either directly or indirectly:

Note:
110 The directors of each of the B&B Funds have only disclosed their interests in the B&B Funds of which they are a director.

Figure 15.8: BBI Directors and BBI EPS Issuer directors' interests

Name of BBI Director	Number of BBI Stapled Securities (prior to the Scheme)	Number of Alinta Shares	Voting intention in relation to the Share Scheme	Intended election in relation to the Share Scheme Consideration
Phillip Green	13,618,924	Nil	N/A	N/A
Peter Hofbauer	9,693,987	Nil	N/A	N/A
Hon Dr David Hamill	80,061	Nil	N/A	N/A
Leigh Hall	419,269	Nil	N/A	N/A
Barry Upson	98,167 10,000 BBI NZ SPARCS[1]	Nil	N/A	N/A

Figure 15.9: BBP Directors' interests

Name of BBP Director	Number of BBP Stapled Securities (prior to the Scheme)	Number of Alinta Shares	Voting intention in relation to the Share Scheme	Intended election in relation to the Share Scheme Consideration
Peter Hofbauer	1,238,383	Nil	N/A	N/A
Warren Murphy	931,162	Nil	N/A	N/A
John Fletcher	80,000	43,000	Vote in favour	Default Consideration
Len Gill	40,000	Nil	N/A	N/A
Peter Kinsey	16,000	Nil	N/A	N/A

Figure 15.10: BBW Directors' interests

Name of BBW Director	Number of BBW Stapled Securities (prior to the Scheme)	Number of Alinta Shares	Voting intention in relation to the Share Scheme	Intended election in relation to the Share Scheme Consideration
Peter Hofbauer	3,421,874	Nil	N/A	N/A
Warren Murphy	2,033,708	Nil	N/A	N/A
Nils Andersen	11,[illegible]09	Nil	N/A	N/A
Anthony Battle	32,316	1,041	Vote in favour	Default Consideration
Douglas Clemson	140,000	Nil	N/A	N/A

Note:

(1) BBI Networks (New Zealand) Limited, a wholly owned subsidiary of Babcock & Brown Infrastructure Limited ("Issuer"), has issued BBI NZ SPARCS, a convertible security listed on the NZX. In certain circumstances, BBI NZ SPARCS may be converted to BBI Stapled Securities. In the event that BBI NZ SPARCS are to be converted, the Issuer may determine, in its absolute discretion, whether the relevant BBI NZ SPARCS are to be exchanged for BBI Stapled Securities, redeemed for cash or exchanged and redeemed for a combination of BBI Stapled Securities and cash (with such combination to be determined at the Issuer's discretion). A summary of the terms and conditions of the conversion of BBI NZ SPARCS is set out in section 4.9 of the Prospectus and Investment Statement issued at the time the BBI NZ SPARCS were issued.

15.23 Disclosure of fees and benefits received by certain persons

The persons named in this Booklet as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Booklet are:

(a) Blake Dawson Waldron as legal adviser to Alinta;
(b) Carnegie, Wylie & Company Pty Ltd as financial adviser to Alinta;
(c) JP Morgan as financial adviser to Alinta,
(d) Freehills as legal adviser to SPI, B&B, BBI, BBP and BBW;
(e) Chang, Pistilli & Simmons as legal adviser to B&B;
(f) Ernst & Young as taxation adviser regarding the Share Scheme;
(g) KPMG as auditor of Alinta;
(h) PricewaterhouseCoopers Securities Limited as Investigating Accountant for Alinta, BBI, BBP and BBW;
(i) PricewaterhouseCoopers as auditor of BBP and BBW;
(j) PricewaterhouseCoopers as taxation adviser regarding the Option Scheme;
(k) Intelligent Energy Systems as market adviser to BBP;
(l) Emerging Energy Research as market adviser to BBW,
(m) Global Wind Energy Council as market adviser to BBW;
(n) Godfrey Remuneration Group as external remuneration consultant to Alinta,
(o) Grant Samuel as the Independent Expert; and
(p) Computershare as the Share Registry.

Each of them will be entitled to receive professional fees charged in accordance with their normal basis of charging. The fees received by PricewaterhouseCoopers Securities Limited as Investigating Accountant are discussed in the Financial Services Guides in the Investigating Accountant's Reports in Annexure F.

Phillip Green (a Director of BBI), Peter Hofbauer (a Director of BBI, BBP and BBW) and Warren Murphy (a Director of BBP and BBW) are executives of, and shareholders in, B&B and therefore may have an indirect interest in fees payable to B&B by each of BBI, BBP and BBW.

Peter Hofbauer and Warren Murphy had interests in the formation or promotion of BBP and BBW, as set out in sections 13.7 and 13.9 of the combined prospectus and product disclosure statement dated 26 September 2005 for the initial public offer of BBW and as set out in sections 13.10 and 13.12 of the combined prospectus and product disclosure statement dated 10 November 2006, for the initial public offer of BBP. The BBP and BBW combined prospectus and product disclosure statement for the initial public offer of BBP and BBW (as applicable) can be accessed at www.bbpower.com and www.bbwindpartners.com respectively.

The independent non-executive directors of the B&B Funds receive directors' fees on commercial market terms during their tenure as a director of the relevant B&B Fund.

Len Gill (an independent non-executive director of BBPL) has entered into a consultancy agreement with BBPL, pursuant to which he will provide management consultancy services to BBP on normal market terms and conditions.

15.24 Regulatory and legal

(a) Foreign exchange controls

The Reserve Bank of Australia generally does not restrict the import and export of Australian dollars. There are currently no Australian exchange controls or other limitations, other than an applicable withholding of Australian tax, which restrict the remittances of any dividend, interest or other payment by Alinta to non-resident holders of Alinta Shares outside Australia, provided they are not certain persons identified as supporters of the former Government of the Federal Republic of Yugoslavia, specified ministers and senior officials of the Government of Zimbabwe or certain entities associated with the Democratic People's Republic of Korea (North Korea), in which case remittance is prohibited without the specific approval of the Reserve Bank of Australia under the *Banking (Foreign Exchange) Regulations 1959* (Cth).

Accounts of persons and entities identified from time to time by the Australian Minister of Foreign Affairs as being associated with terrorism and any person named on the list maintained pursuant to paragraph 2 of Resolution 1390 of the Security Council of the United Nations are frozen, and transactions with these entities are prohibited, under Part 4 of the *Charter of the United Nations Act 1945* (Cth) and the *Charter of the United Nations (Terrorism and Dealing with Assets) Regulations 2002* (Cth).

(b) Restrictions on foreign ownership

The right of non-residents to hold or vote BBI Stapled Securities, BBP Stapled Securities, BBW Stapled Securities and APA Securities and BBI EPS is limited by the FATA. The FATA may affect the right of certain persons, including US residents, to hold or control BBI Stapled Securities, BBP Stapled Securities, BBW Stapled Securities, APA Securities and BBI EPS.

Acquisitions of shares in Australian companies by foreign interests are subject to review and approval by the Treasurer of the Commonwealth of Australia under the FATA, unless certain exceptions apply. The FATA applies to any acquisition by a foreign person alone or together with its associates which would result in a holding of 15% or more of the issued shares of, or control of 15% or more of the voting power in, an Australian company. Further, it applies to any acquisition by non-associated foreign persons together with their associates which would result in a holding by these persons of 40% or more of the issued shares of, or control of 40% or more of the voting power in, an Australian company.

(c) ACCC undertakings offered by BBI, BBP and SPI

The Consortium has been engaged in detailed discussions with the ACCC in relation to the Scheme Proposal. The ACCC is currently conducting market enquiries in respect of the Scheme Proposal. To help ensure the ACCC does not object to any part of the Scheme Proposal, the Consortium has offered to enter into court enforceable undertakings to:

(i) Ensure APA Securities and any material interest in APL is divested if, for any reason, they are held by the Bidder after the Schemes are Implemented. In the interim period, ringfencing arrangements will be in place.

(ii) Ensure the Moomba to Sydney Pipeline asset management role is performed by an independent person approved by the ACCC. In the interim period, ringfencing arrangements will be in place.
(iii) Ensure the asset management roles for DBNGP and Parmelia Pipelines are performed by different entities. In the interim period, ringfencing arrangements will be in place.

Other obligations, including independent audit and pipeline shipper protection, will also exist.

The proposed undertakings are intended to effectively replace and fulfil a similar function to the pre-existing undertakings given by Alinta to the ACCC in 2006 as a result of the AGL Merger.

As discussed in section 10.8, the Consortium and Alinta have entered into an agreement with APA under which the asset management arrangements between the Alinta Group and APA relating to the Moomba to Sydney Pipeline and the Parmelia Pipeline will be cancelled.

In relation to the operation and management of the DBNGP, BBI and BBP have offered to enter into undertakings aimed at replacing and, in some aspects, strengthening the pre-existing undertakings given by Alinta in 2004 when it acquired an interest in, and the operating role for, the DBNGP. The proposed undertakings are designed to achieve ringfencing between the operation and management of the DBNGP (to be conducted by BBI) and certain downstream gas and electricity businesses in Western Australia held by BBP, including AlintaAGL (67% of which will be acquired by BBP).

15.25 Notifiable interests

As at 27 June 2007, the following persons had notified Alinta in accordance with section 671B of the Corporations Act that they had a relevant interest in Alinta Shares:
(a) Barclays Group (lodged by Barclays Global Investors Australia Limited);
(b) Tricom Holdings Limited, and
(c) Merrill Lynch & Co, Inc.

15.26 Supplementary information

If, between the date of lodgement of this Booklet for registration by ASIC and the Effective Date, Alinta becomes aware that:
(a) a material statement in this Booklet is false or misleading;
(b) there is a material omission from this Booklet;
(c) a significant change affecting a matter included in this Booklet has occurred; or
(d) a significant new matter has arisen which would have been required to be included in this Booklet if it had arisen before the date of lodgement of this Booklet for registration by ASIC,

Alinta will prepare a supplementary document to this Booklet.

The form which the supplementary document may take will depend on the nature and timing of the new or changed circumstances.

The supplementary document will be available from Alinta's website at www.alinta.net.au

15.27 B&B Funds' reporting and disclosure obligations

The B&B Fund Securities are listed on ASX and, accordingly, the B&B Funds are subject to the periodic and continuous disclosure requirements prescribed under the Corporations Act and the Listing Rules.

Copies of announcements made by the B&B Funds to ASX are available from ASX at www.asx.com.au and from the B&B Funds' websites (BBI at www.bbinfrastructure.com, BBP at www.bbpower.com and BBW at www.bbwindpartners.com).

The following documents relating to BBI and BBW are available on BBI and BBW's websites:
> annual report for the year ended 30 June 2006; and
> half-year report for the six months ended 31 December 2006.

BBP's half-year report for the six months ended 31 December 2006 is available on its website.

Viewing of these documents and any others available under the B&B Funds' regular reporting and disclosure obligations is also available at the B&B Funds' registered offices during business hours.

Copies of documents lodged with ASIC in relation to the B&B Funds may be obtained from, or inspected at, an ASIC office.

15.28 Broker handling fees

The Consortium may offer to pay a commission to brokers who solicit elections for the Maximum Securities Consideration, but has made no final decision in relation to the matter at this stage. If the Consortium makes a decision to offer such a commission to brokers, it will make an announcement to the ASX confirming this.

Any commission payments will be paid only in respect of parcels of Alinta Shares held by retail Alinta Shareholders who lodge elections for the Maximum Securities Consideration, and who do not change that election, and will only be paid if the Scheme Proposal is Implemented. A retail Alinta Shareholder for these purposes is one who is not a broker or an associate of a broker and held less than 6,000 Alinta Shares at the date of this Booklet (subject to any variations announced to ASX).

If such arrangements are put in place, commission payments will not exceed 0.75% of the value of the consideration payable for parcels of Alinta Shares held by retail Alinta Shareholders who lodge elections for the Maximum Securities Consideration, and who do not change that election, and will be subject to minimum payments (not exceeding $50) and maximum payments (not exceeding $750) for each election.

If a commission is offered, it will be payable to brokers only and subject to the condition that no part of the fee will be able to be passed on or paid to Alinta Shareholders.

It is the Consortium's intention that, once an offer of commission has been made to any broker by the Consortium, the commission arrangement will remain in place until the Election Time and the amount of the commission offered will not be increased.

15.29 Other information relevant to the making of a decision in relation to the Scheme Proposal

There is no information material to the making of a decision:
(a) in relation to the Scheme Proposal;
(b) by an Alinta Shareholder whether or not to vote in favour of the Scheme Proposal; or
(c) by an Alinta Optionholder whether or not to vote in favour of the Option Scheme,

(being information that is within the knowledge of any Alinta Director or of a related body corporate) that has not previously been disclosed to Alinta Securityholders and Scheme Participants other than as set out elsewhere in this Booklet and the Annexures.

15.30 Further information

Further information on Alinta, the Scheme Proposal and the Consortium can be found:
(a) on Alinta's website: www.alinta.net.au;
(b) through the Alinta Information Line on 1800 135 107 or +612 8268 3641;
(c) on the B&B website relating to the Scheme Proposal: www.alintaoffer.com;
(d) through the Babcock & Brown Alinta Proposal Information line on 1800 774 356;
(e) on SPI's website: www.singaporepower.com.sg;
(f) on BBI's website: www.bbinfrastructure.com;
(g) on BBP's website: www.bbpower.com;
(h) on BBW's website: www.bbwindpartners.com; and/or
(i) on B&B's website: www.babcockbrown.com.

15.31 Alinta Directors consent to lodgement

Each Alinta Director has given, and not withdrawn, their consent to the lodgement of this Booklet with ASIC.

BY ORDER OF THE BOARD OF ALINTA LIMITED

John Akehurst
Chairman



16

GLOSSARY AND INTERPRETATION



16.1 Definitions

The following is a glossary of certain terms used in this Booklet.

AAM means the entities comprising:

(a) Alinta Asset Management Pty Ltd (ACN 104 352 650) and its subsidiary Dampier to Bunbury Pipeline Employment Pty Ltd (ACN 080 679 732);

(b) Alinta Asset Management (2) Pty Ltd (ACN 073 613 733) and its subsidiaries;

(c) Alinta ASB Pty Ltd (ACN 090 855 306);

(d) Alinta Asset Management (3) Pty Ltd (ACN 086 013 461);

(e) Alinta Asset Management (4) Pty Ltd (ACN 009 641 187); and

(f) Alinta Asset Management (5) Pty Ltd (ACN 081 638 217).

ACCC means the Australian Competition and Consumer Commission.

Acquire means (for the purposes of the definition of Alinta Material Transaction) in relation to any asset, any acquisition including an assignment, transfer, exchange, direction to a trustee to transfer the legal interest, enforcement of an Encumbrance, whether directly or indirectly or by operation of law, or any other transaction that has a similar commercial or economic effect.

AEATM means Alinta EATM Pty Ltd (ACN 083 050 168).

AEST means Australian Eastern Standard Time.

AGL means The Australian Gas Light Company (ACN 052 167 405) (now known as Alinta LGA Limited) and its subsidiaries.

AGL Energy means AGL Energy Limited (ACN 115 061 375) and its subsidiaries.

AGL Merger means the merger of Alinta 2000 Limited (ACN 087 857 001) (formerly Alinta Limited (ACN 087 857 001)) with Alinta LGA (formerly AGL) which was implemented by schemes of arrangement on 25 October 2006.

AGN means the gas distribution network owned by AlintaGas Networks Pty Ltd (ACN 089 531 975) in Western Australia.

AIFRS means Australian equivalents to the International Financial Reporting Standards.

AIH means Alinta Infrastructure Holdings, the stapled entities comprising Alinta Infrastructure Limited (ACN 108 311 100), Alinta Infrastructure Investment Trust (ARSN 115 766 179) and Alinta Infrastructure Trust (ARSN 115 765 985).

Alinta means Alinta Limited (ACN 119 985 590) and, where the context requires, namely for references prior to October 2006, means Alinta's Predecessor.

AlintaAGL means AlintaAGL Pty Ltd (ACN 102 848 055) and its controlled entities.

Alinta Assets means the assets of Alinta that will be transferred to the Bidder pursuant to the Schemes and divided between the Consortium Parties under the Post-implementation Transactions including the BBI Alinta Assets and the BBP Alinta Assets.

Alinta Board means the board of directors of Alinta.

Alinta Directors means the directors of Alinta as at the date of this Booklet.

Alinta Employee Incentive Plan means any equity incentive plan for employees or directors of Alinta, including:

(a) the Alinta Executive Option Plan;

(b) the DESP; and

(c) the NZESP.

Alinta Executive Option Plan means the plan established by Alinta on 11 October 2006.

Alinta Forecast Information means Alinta's forecast income statements for the years ending 30 June 2007 and 30 June 2008.

Alinta Group means Alinta and each of its subsidiaries.

Alinta Information Line means the helpline for Alinta Securityholders in relation to the Scheme Proposal, which may be contacted on 1800 135 107 (within Australia) or +61 2 8268 3641 (outside Australia) between 7.00am to 5.00pm (WST), 9.00am to 7.00pm (AEST) Monday to Friday.

Alinta Internal Restructure means (for the purposes of the definitions of Competing Proposal, Excluded Transaction and Third Party Proposal) a proposal instigated or agreed to by the Alinta Board that can fairly be regarded as an internal reconstruction of the Alinta Group, including any demerger, reorganisation or Disposal of a substantial part of the assets or business of the Alinta Group.

Alinta LGA means Alinta LGA Limited (formerly The Australian Gas Light Company) (ACN 052 167 405) and its subsidiaries.

Alinta Material Transaction (for the purposes of the Conditions) means:

(a) **(acquisition of an asset)** Alinta or a wholly owned controlled entity of Alinta Acquiring (including by way of subscription for equity), leasing, or entering into a *binding* commitment or granting a person an irrevocable option to require it to Acquire or lease, any asset for a consideration of $100 million or more;

(b) **(disposal of asset)** Alinta or a wholly owned controlled entity of Alinta Disposing of or leasing, or entering into a binding commitment or granting a person an irrevocable option to require it to Dispose of or lease, any asset (except for the Alinta Group's APA Securities) for a consideration of $100 million or more;

(c) **(joint venture)** Alinta or a wholly owned controlled entity of Alinta entering into a joint venture, partnership or other similar arrangement involving a commitment of greater than $100 million;
(d) **(financial commitment)** Alinta or a wholly owned controlled entity of Alinta incurring any financial commitment of $100 million or more, other than in respect of:
   (i) any refinancing or replacing of debt facilities existing at the date of the Original SIA;
   (ii) security given in the ordinary course of business in respect of the performance of contractual obligations by any member of the Alinta Group; or
   (iii) construction projects that are either in existence or being negotiated as at the date of the Original SIA;
(e) **(non-wholly owned entities)** Alinta or a wholly owned controlled entity exercises its rights as a securityholder of a non-wholly owned controlled entity of Alinta to procure or approve the doing by that entity of any thing referred to in paragraphs (a) to (d) above inclusive, or fails to exercise its rights as a securityholder to restrain a non-wholly owned controlled entity of Alinta from doing any thing referred to in paragraphs (a) to (d) above inclusive;
(f) **(aggregation)** matters occur which would be covered by any of paragraphs (a) to (e) above inclusive if the relevant monetary thresholds in those paragraphs were reached (except for capital expenditure within the ordinary course of business of Alinta or any of its controlled entities), and the aggregate of the consideration and commitments involved exceeds $350 million;
(g) **(declare dividend)** Alinta declares any dividend or pays, makes or incurs any liability to pay or make any distribution whether by way of dividend, capital distribution, bonus or other share of its profits or assets other than a Transaction Dividend or the final dividend of 8.375 cents per Alinta Share announced on 28 February 2007;
(h) **(severance payments)** Alinta or a wholly owned controlled entity of Alinta materially increases any severance or termination payment or superannuation entitlements payable to any executive officer or director of Alinta or its wholly owned controlled entities (excluding, for the avoidance of doubt, any payment of additional remuneration to Alinta directors for extra services performed which is made in accordance with Alinta's constitution and Alinta's normal policies and complies with the Corporations Act and the Listing Rules),

but does not include:
(i) an Excluded Transaction;
(j) any matter required to be done or procured by Alinta, or a Material Subsidiary, under this document or the Schemes;
(k) any matter which arises through the performance by Alinta or its subsidiaries of contractual obligations existing at the date of the Original SIA; or
(l) any matter which arises as a result of an order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or Government Agency, or any undertaking given to such a court or Government Agency.

Alinta Option means each option to subscribe for an Alinta Share.

Alinta Optionholder means each person entered in the Alinta Register as a holder of Alinta Options.

Alinta's Predecessor means Alinta 2000 Limited, formerly Alinta Limited (ACN 087 857 001).

Alinta Register means the register of members and register of optionholders of Alinta as the case may be maintained by the Share Registry.

Alinta Securityholder means an Alinta Shareholder or an Alinta Optionholder.

Alinta Share means each fully paid ordinary share in the capital of Alinta.

Alinta Shareholder means each person entered in the Alinta Register as a holder of Alinta Shares. Where the context requires, it includes each person who has Alinta Shares allocated to them under the terms of the DESP

APA or **APA Group** means an ASX listed entity comprising APT and APTIT.

APA Capital Return Component means the capital reduction component of the APA Distribution.

APA Distribution means, subject to payment of any Transaction Dividend as contemplated by clause 3.6(a) of the Share Scheme, or the effects of rounding under clause 3.9(b) of the Share Scheme, the distribution by Alinta of:
(a) 0.301 APA Securities; or
(b) if some or all of the Alinta Group's APA Securities have been sold, the distribution by Alinta of:
   (i) an amount of cash determined by dividing the net amount realised by the Alinta Group on the sale of APA Securities by the number of Alinta Shares and Alinta Options on issue on the Record Date; and
   (ii) if some of the Alinta Group's APA Securities have not been sold, a number of APA Securities determined by dividing the number of remaining APA Securities by the number of Alinta Shares and Alinta Options on issue on the Record Date,

for each Scheme Share, by way of a combination of equal capital reduction and dividend (as set out in section 10).

APA Dividend means the dividend component of the APA Distribution per Alinta Share declared by the Alinta Directors.

APA Distribution Component means, for each Alinta Share, the component of the Consideration to be received by Alinta Shareholders made up of the APA Distribution.

APA Note means a note issued by the Bidder which entitles the holder to receive one APA Security (or the net proceeds of sale of such security) upon that APA Security (or the proceeds) becoming available for distribution to that holder.

APA Securities means units in APT stapled to units in APTIT.

APL means Australian Pipeline Limited (ACN 091 344 704), the responsible entity of APT and APTIT.

APT means Australian Pipeline Trust (ARSN 091 678 778).

APTIT means APT Investment Trust (ARSN 115 585 441).

ASIC means the Australian Securities and Investments Commission.

ASTC means the ASX Settlement and Transfer Corporation Pty Ltd (ACN 008 504 532).

ASTC Settlement Rules means the operating rules of the ASTC for the purposes of the Corporations Act.

ASX means ASX Limited (ACN 008 624 691) or, if the context requires, the financial market conducted by it

ATO means the Australian Taxation Office.

Australian Accounting Standard means an accounting standard made by the Australian Accounting Standards Board in accordance with the Corporations Act

A$, $, dollars or **cents** means the lawful currency of Australia (unless otherwise stated).

B&B or **Babcock & Brown** means Babcock & Brown Limited (ACN 108 614 955) and, where the context permits, its consolidated entities (including BBIPL).

B&B Forecast Information means the information referred to in paragraph (e) of "Preparation of, and responsibility for, this Booklet" in the Important Notice section at the front of Part B of this Booklet.

B&B Funds means BBI, BBP and BBW.

B&B Fund Securities means BBI Stapled Securities, BBP Stapled Securities and BBW Stapled Securities

B&B Fund Securities Component means, for each Scheme Share, that component of the Share Scheme Consideration comprising B&B Fund Securities.

B&B Group means Babcock & Brown and its controlled entities and operations.

B&B Information means the information referred to in paragraph (d) of "Preparation of, and responsibility for, this Booklet" in the Important Notice section at the front of Part B of this Booklet

Base Consideration means the consideration for each Scheme Share that forms the basis for calculation of the consideration provided under the Consideration Alternatives in accordance with schedule 1 of the Share Scheme and as described in section 13.2.

Baseload means electricity generation units with a typical utilisation rate of greater than 50%.

BBI means Babcock & Brown Infrastructure Group, the listed stapled entity comprising BBIL and BBIT.

BBI Alinta Assets means the assets described in sections 5.6(a) to (e).

BBI Board means the boards of BBIL and BBIS, either separately or collectively as the context requires.

BBI Directors means the directors of BBIL and BBIS, either separately or collectively as the context requires.

BBI Distributions means dividends payable by BBIL and distributions payable out of BBIT.

BBI Distribution Stopper has the meaning given to it in section 6.7(b) of this Booklet.

BBI DRP means a distribution reinvestment plan established by BBI.

BBI EPS means exchangeable preference shares issued by the BBI EPS Issuer for face value of $1.00, the terms of which are set out in section 6 of this Booklet.

BBI EPS Cap means the maximum number of BBI EPS that are available to be issued as consideration under the Share Scheme, being (800 million x X/(X+Y)), where X is the number of Alinta Shares on issue at the Record Date and Y is the number of Alinta Options on issue at the Record Date.

BBI EPS Component means for each Scheme Share, that component of the Share Scheme Consideration comprising BBI EPS.

BBI EPS Holder means a person entered on the register of the BBI EPS Issuer as a holder of BBI EPS.

BBI EPS Issuer means BBI EPS Limited (ACN 125 830 531).

BBI EPS Terms means the terms of issue of BBI EPS.

BBI FY06 means the BBI financial year ending 30 June 2006.

BBI FY07 means the BBI financial year ending 30 June 2007.

BBI FY08 means the BBI financial year ending 30 June 2008.

BBI FY09 means the BBI financial year ending 30 June 2009

BBI Management Agreements means collectively, the BBIL Management Agreement and the BBIS Management Agreement.

BBI NZ SPARCS means a convertible security listed on the New Zealand Exchange Limited issued by BBI Networks (New Zealand) Limited (a wholly owned subsidiary of BBIL).

BBI Portfolio means the portfolio of assets partially or wholly owned by BBI.

BBI Stapled Security means a stapled security in BBI, comprising one fully paid share in BBIL and one fully paid unit in BBIT.

BBI Stapled Securityholder means a holder of a BBI Stapled Security.

BBI Stapling Deed means the stapling deed setting out the terms on which the BBI Stapled Securities are stapled together (as amended from time to time).

BBIL means Babcock & Brown Infrastructure Limited (ACN 100 364 234).

BBIL Management Agreement means the 25 year management agreement between BBIM, BBIL and others appointing BBIM as the manager of BBIL.

BBIM means Babcock & Brown Infrastructure Management Pty Limited (ACN 113 585 229).

BBIPL means Babcock & Brown International Pty Ltd (ACN 108 617 483).

BBIS means Babcock & Brown Investor Services Limited (ACN 099 717 638, AFSL No. 219673).

BBIS Management Agreement means the 25 year management agreement between BBIM and BBIS appointing BBIM as the manager of BBIS.

BBIT means Babcock & Brown Infrastructure Trust (ARSN 100 375 479).

BBP means Babcock & Brown Power, the listed stapled entity comprising BBPL and BBPT.

BBP Alinta Assets means the assets described in section 7.6(a) to (d) of the Booklet.

BBPAM means Babcock & Brown Power Asset Management Pty Ltd (ACN 122 495 907).

BBP Asset Management Agreements means the 25 year asset management agreements entered into between BBPAM, and each wholly owned entity that owns BBP's interests in certain relevant power stations, the details of which are set out in section 7.14(b)(ii).

BBP Board means the boards of BBPL and BBPS, either separately or collectively as the context requires.

BBP Directors means the directors of BBPL and BBPS, either separately or collectively as the context requires.

BBP Distributions means dividends payable by BBPL and distributions payable out of BBPT

BBP DRP means a distribution reinvestment plan to be established by BBP.

BBP FY07 means the BBP financial year ending 30 June 2007.

BBP FY08 means the BBP financial year ending 30 June 2008.

BBP FY09 means the BBP financial year ending 30 June 2009.

BBPM means Babcock & Brown Power Management Pty Ltd (ACN 122 225 334).

BBP Management Agreements means collectively, the BBPL Management Agreement and the BBPS Management Agreement.

BBP Portfolio means the portfolio of assets partially or wholly owned by BBP.

BBP Stapled Security means a stapled security in BBP, comprising one share in BBPL and one unit in BBPT.

BBP Stapled Securityholder means a holder of a BBP Stapled Security.

BBP Stapled Security Return means the amount described in section 7.11(c).

BBP Stapling Deed means the stapling deed setting out the terms on which the BBP Stapled Securities are stapled together (as amended from time to time).

BBPL means Babcock & Brown Power Limited (ACN 116 665 608).

BBPL Management Agreement means the 25 year management agreement between BBPM and BBPL appointing BBPM as the manager of BBPL.

BBPS means Babcock & Brown Power Services Limited (ACN 118 165 156).

BBPS Management Agreement means the 25 year management agreement between BBPM and BBPS appointing BBPM as the manager of BBPS.

BBPT means Babcock & Brown Power Trust (ARSN 122 375 562).

BB SPV means BB Space Cat Holdings Pty Ltd.

BBW means Babcock & Brown Wind Partners, the listed stapled entity comprising BBWPL, BBWPB and BBWPT.

BBW Board means the boards of BBWPL, BBWPB and BBWPS, either separately or collectively as the context requires.

BBW Directors means the directors of BBWPL, BBWPB and BBWPS, either separately or collectively as the context requires.

BBW Distributions means dividends payable by BBWPL, dividends payable by BBWPB and distributions payable out of BBWPT.

BBW DRP means a distribution reinvestment plan established by BBW.

BBW FY06 means the BBW financial year ended 30 June 2006.

BBW FY07 means the BBW financial year ending 30 June 2007.

BBW FY08 means the BBW financial year ending 30 June 2008.

BBW FY09 means the BBW financial year ending 30 June 2009.

BBW Management Agreements means collectively, the BBWPB Management Agreement, BBWPS Management Agreement and the BBWPL Management Agreement.

BBW Portfolio means the portfolio of assets partially or wholly owned by BBW.

BBW Stapled Security means a stapled security in BBW, comprising one ordinary share in BBWPL, one ordinary share in BBWPB and one unit in BBWPT.

BBW Stapled Security Accumulation Index means the index described in section 8.11(c).

BBW Stapled Securityholder means a holder of a BBW Stapled Security.

BBW Stapling Deed means the stapling deed setting out the terms on which the BBW Stapled Securities are stapled together (as amended from time to time).

BBWPB means Babcock & Brown Wind Partners (Bermuda) Limited (ARBN 116 360 715).

BBWPB Management Agreement means the 25 year management agreement between BBWPM and BBWPB appointing BBWPM as the Manager of BBWPB.

BBWPL means Babcock & Brown Wind Partners Limited (ACN 105 051 616).

BBWPL Management Agreement means the 25 year management agreement between BBWPM and BBWPL appointing BBWPM as the Manager of BBWPL.

BBWPM means Babcock & Brown Wind Partners Management Pty Limited (ACN 122 722 776).

BBWPS means Babcock & Brown Wind Partners Services Limited (ACN 113 813 997).

BBWPS Management Agreement means the 25 year management agreement between BBWPM and BBWPS appointing BBWPM as the Manager of BBWPS.

BBWPT means Babcock & Brown Wind Partners Trust (ARSN 116 244 118).

Bidder means ES & L Pty Limited (ACN 124 513 971).

Bidder Information means the information referred to in paragraph (b) of "Preparation of, and responsibility for, this Booklet" in the Important Notice section at the front of Part B of this Booklet.

Booklet means the explanatory statement for the Schemes, comprising this document which is divided into Parts A and B.

Break Fee means an amount of $59,250,000 which may become payable pursuant to the SIA.

Business Day means a day (other than a Saturday, Sunday or public holiday) on which banks are open for general banking business in Melbourne, Sydney, Perth and Singapore.

CAGR means compound annual growth rate

Capital Reduction means the proposed capital reduction of Alinta under section 256C of the Corporations Act.

Cash Component means that component of the Share Scheme Consideration comprised of cash.

Cash Out Alternative means an election by Small Alinta Shareholders to receive the Default Consideration and the APA Distribution and to have Consideration Securities to which they become entitled sold under the Cash Out Facility and the proceeds remitted to that Small Alinta Shareholder.

Cash Out Facility means the mechanism through which Alinta Shareholders receive the cash proceeds of sale of any Consideration Securities they would otherwise receive as described in section 13.

CGT means Australian capital gains tax.

CGT Event has the meaning set out in the *Income Tax Assessment Act 1997* (Cth).

CHESS means the Clearing House Electronic Subregister System operated by ASTC, which provides for the electronic transfer, settlement and registration of securities.

CHESS Holding means a holding of shares on the CHESS Subregister of Alinta.

CHESS Subregister has the meaning set out in the ASTC Settlement Rules.

Competing Proposal means any transaction, proposal or offer (including a scheme of arrangement, purchase, merger, amalgamation, dual listed structure, stapled security structure, business combination, liquidation, dissolution, securitisation, takeover bid or otherwise but excluding an Alinta Internal Restructure that would, if completed substantially in accordance with its terms, result in:

(a) any person or persons other than Bidder or its associates (or affiliates as contemplated by the Post-Implementation Transactions) acquiring an interest in all or a substantial part of the business, assets or property of the Alinta Group, a relevant interest in more than 10% of the voting shares of Alinta or control (within the meaning of section 50AA of the Corporations Act) of Alinta;
(b) Alinta and another person or persons operating under a stapled security structure, dual listed company, or similar structure;
(c) Alinta issuing at least 10% of its current issued shares, or securities which are convertible into at least that number of shares, as consideration for the assets or securities of another person or otherwise as part of a reconstruction proposal; or
(d) a substantial part of the business, assets or property of the Alinta Group being Disposed of, demerged or separated from the rest of the Alinta Group's business or assets.

Condition means:

(a) for the Share Scheme, a condition precedent to the Share Scheme summarised in section 13.6(a)(vi) of this Booklet; and
(b) for the Option Scheme, a condition precedent to the Option Scheme summarised in section 13.6(a)(vii) of this Booklet.

Consideration means the Share Scheme Consideration, the APA Distribution and the Option Scheme Consideration.

Consideration Alternatives means the Default Alternative, Maximum Preference Shares Alternative, Maximum Cash Alternative, Maximum Securities Alternative and Cash Out Alternative.

Consideration Securities means BBI EPS, B&B Fund Securities and APA Securities forming part of the Consideration.

Consortium or **Consortium Parties** means the Bidder, each of the B&B Funds and SPI.

Consortium Committee means the committee comprising three officers of each of SPI and BB SPV established to facilitate the evaluation, preparation and finalisation of the Schemes.

Corporations Act means the *Corporations Act 2001* (Cth).

Corporations Regulations means the *Corporations Regulations 2001* (Cth).

Court means the Federal Court of Australia.

Court Orders means the orders of the Court under section 411(4)(b) of the Corporations Act approving the Schemes.

CPI means the Australian Consumer Price Index.

DBNGP means the gas transmission pipeline that runs between Dampier and Bunbury in Western Australia.

Deed Poll means the document set out in Annexure B being the deed by the Bidder, SPI and BBIPL pursuant to which they covenant in favour of the Scheme Participants to perform obligations under the SIA.

Default Alternative means the option to receive the Default Consideration under the Share Scheme.

Default Consideration means the Base Consideration adjusted in accordance with schedule 1 of the Share Scheme and as described in section 13.2.

DESP means the Alinta Deferred Employee Share Plan established by Alinta on 11 October 2006.

Dispose means (for the purposes of the definitions of Alinta Material Transaction and Competing Proposal) in relation to an asset, any disposal including an assignment, transfer, exchange, pledge, declaration of trust, Encumbrance, hypothecation, swap, option or other disposition or alienation of that asset, whether directly or indirectly or by operation of law or any other transaction that has a similar commercial or economic effect

EBIT means profit from ordinary activities before borrowing costs and income tax expense.

EBITDA means profit from ordinary activities before borrowing costs, income tax expense, depreciation and amortisation.

Effective means the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) of the Corporations Act (and, if applicable, section 411(6) of the Corporations Act) in relation to the Scheme.

Effective Date means the date upon which the Share Scheme becomes Effective, which is intended to be the same date as the Option Scheme Effective Date.

EIA has the meaning given to it in the definition of Macquarie Bank Consortium's Revised Proposal.

Election Form means the pink election form on which Share Scheme Participants may elect to receive a Consideration Alternative.

Election Time means the due date and time for the Election Form, scheduled to be 5.00pm WST (7.00pm AEST) on 23 August 2007.

Encumbrance means (for the purposes of the definitions of Acquire, Dispose and Prescribed Event) any mortgage, pledge, lien or charge or any security or preferential interest or arrangement of any kind.

Excluded Transaction means any thing contemplated by and consistent with:
(a) ASX announcements released by Alinta before 29 March 2007;
(b) information made available by Alinta to the Bidder or a Consortium Party in the data room before 29 March 2007; or
(c) any information tabled or disclosed in a meeting of a transition committee of Alinta and the Bidder before the date of the SIA;
except for any Alinta Internal Restructure.

Exclusive Financial Advisory Agreement means the agreement between B&B and BBI, BBW and BBP respectively the details of which are set out in section 9.3 of the Booklet.

Exercise Deadline means 5.00pm WST (7.00pm AEST) on the day which is two Business Days before the Record Date.

FATA means *Foreign Acquisitions and Takeovers Act 1975* (Cth).

FIRB Consent means that the Treasurer of the Commonwealth of Australia provides written notification under FATA that the Commonwealth Government has no objection under the Federal Government's foreign investment policy or under FATA to the Bidder acquiring all the Alinta Shares and the Alinta Options under the Schemes.

FY means financial year.

General Meeting means a meeting of the Alinta Shareholders to consider and, if thought fit, approve the proposed Capital Reduction.

Government Agency means a government, government department or a governmental, semi-governmental, administrative, statutory or judicial entity, agency, authority, commission, department, tribunal, or person charged with the administration of a law or agency, whether in Australia or elsewhere, including ACCC, ASIC, the Takeovers Panel, and any self-regulatory organisation established under statute or by ASX.

GST has the same meaning as GST in *A New Tax System (Goods and Services Tax) Act 1999* (Cth).

GST Law means the same as "GST law" means in *A New Tax System (Goods and Services Tax) Act 1999* (Cth).

GW means gigawatt, a measure of energy consumption.

GWh means GW hours, a measure of the rate of energy consumption.

Implementation means the implementation of the Share Scheme or the Option Scheme (as the case may be), upon it becoming Effective or, if the context requires, the implementation of the Scheme Proposal.

Implementation Date means 31 August 2007 (or any other date agreed in writing by Alinta and the Bidder).

Independent Expert or **Grant Samuel** means Grant Samuel & Associates Pty Limited (ACN 050 036 372).

Independent Expert's Report means an expert's report (including any update to such a report or any supplementary or replacement report) by the Independent Expert, stating whether or not in his or her opinion the Scheme Proposal is in the best interests of the Alinta Securityholders and setting out his or her reasons for those opinions. The Independent Expert's Report is set out at Annexure G.

Ineligible Overseas Shareholder means:
(a) a US Shareholder; and
(b) a Scheme Participant whose Registered Address is in any jurisdiction other than the United Kingdom, Hong Kong, New Zealand or Australia and its external territories, unless Alinta or the Bidder agree that a Scheme Participant whose Registered Address is in any other jurisdiction should not be an Ineligible Overseas Shareholder, in accordance with the terms of the Share Scheme.

Insolvency Event means, for a person, being in liquidation or provisional liquidation or under administration, having a controller or analogous person appointed to it or any of its property, being taken under section 459F(1) of the Corporations Act to have failed to comply with a statutory demand, being unable to pay its debts or otherwise insolvent, dying, ceasing to be of full legal capacity or otherwise becoming incapable of managing its own affairs for any reason, becoming an insolvent under administration (as defined in section 9 of the Corporations Act), entering into a compromise or arrangement with, or assignment for the benefit of, any of its members (other than the Share Scheme) or creditors (other than the Option Scheme) or any analogous event.

Intermediate means electricity generation with a typical utilisation of 20–50%.

Internal Restructure Proposal means the proposed internal restructure of Alinta in order to separate Alinta into two independent entities: a services company, ServiceCo, and an infrastructure company, AssetCo.

Investigating Accountant means PricewaterhouseCoopers Securities Limited.

Investigating Accountant's Report means a report of the Investigating Accountant set out in Annexure F and **Investigating Accountant's Reports** means all of them.

Joint Bidding Agreement means the Joint Bidding Agreement entered into between SPI, BB SPV and the Bidder, dated 23 March 2007.

Listing Rule means a listing rule of ASX.

Loss means a damage, loss, cost, expense or liability incurred by the person concerned, however it arises and whether it is present or future, fixed or unascertained, actual or contingent.

LPG means liquefied petroleum gas.

Macquarie Bank means Macquarie Bank Limited (ACN 008 583 542).

Macquarie Bank Consortium means the Alinta Partners Consortium (which includes Essential Infrastructure Australia Limited (ACN 124 574 136)) sponsored by Macquarie Bank.

Macquarie Bank Consortium Proposal means the proposed acquisition of Alinta by the Macquarie Bank Consortium which lapsed on 26 March 2007.

Macquarie Bank Consortium's Revised Proposal means a proposal where Alinta Shareholders were offered one of the following alternatives per Alinta Share:
(a) cash of $15.80;
(b) 1.7015 shares in a new entity, Energy Infrastructure Australia (**EIA**) and $0.93 cash, the combination of which Macquarie Bank believed to be valued at $15.80; or
(c) 1.000 EIA shares, 1.6558 APA Securities and $0.93 cash, the combination of which Macquarie Bank believed to be valued at $16.60. However, holders of only 19% of Alinta's shares could accept this alternative and receive a full allocation of APA Securities. If more than 19% chose this option, Alinta Shareholders would receive a smaller number of APA Securities and larger number of EIA shares, reducing the stated value of the alternative per Alinta Share to a minimum of $15.95 if all Alinta Shareholders elected this option.

EIA was to be a new entity which would have owned a 100% interest in the cogeneration units located at Pinjarra and Wagerup and all of Alinta's existing assets other than the West Australian energy retail business, the APA Securities and the asset management contracts for the APA assets. EIA would have had $3.2 billion in additional debt relative to Alinta. The Macquarie Bank Consortium valued EIA at $8.71 per share, based on forecast 2008 fully tax deferred distributions of $0.74 per share and an 8.5% yield.

Management Agreements means, collectively, the BBI Management Agreements, BBP Management Agreements and the BBW Management Agreements.

Marketable Securities has the meaning given to it in the Corporations Act.

Manager means the respective managers of each B&B Fund as described in section 9.2(b).

Material Adverse Change means (for the purposes of the Conditions) one or more occurrences, events or matters occurring or being announced or becoming known to the Bidder which individually, or when aggregated with all such occurrences, events or matters:
(a) diminishes, or could reasonably be expected to diminish the total consolidated net assets of the Alinta Group by $500,000,000 or more; or
(b) adversely impacts, or could reasonably be expected to adversely impact, the recurring EBITDA of the consolidated Alinta Group by $75,000,000 or more per annum,

other than,
(c) occurrences, events or matters to the extent resulting from:
  (i) changes in general economic or political conditions or the securities, credit or financial markets in general;
  (ii) changes in generally accepted accounting principles or the interpretation of them; or
  (iii) any weather related event or natural disaster;
(d) an event, occurrence or matter resulting from anything required to be done or procured by the Alinta Group pursuant to the SIA or the Schemes or anything done or procured by the Alinta Group with the written consent of, or at the written request of, the Bidder; or
(e) an event, occurrence or matter which was disclosed in writing to the Bidder by Alinta prior to 29 March 2007 or which was disclosed in a meeting of a transition committee of Alinta and the Bidder before 11 May 2007.

Material Subsidiary means a subsidiary or controlled entity of Alinta with gross assets of more than $250 million as at 31 December 2006.

Maximum Cash Alternative means the option to receive the Maximum Cash Consideration under the Share Scheme.

Maximum Cash Consideration means the Base Consideration adjusted to increase the cash received, and reduce the B&B Fund Securities Component and BBI EPS Component received as described in section 13.2.

Maximum Preference Shares Alternative means the option to receive the Maximum Preference Shares Consideration.

Maximum Preference Shares Consideration means the Base Consideration adjusted to increase the BBI EPS received, and reduce the Cash Component received and B&B Fund Securities Component received, as described in section 13.2.

Maximum Securities Alternative means the option to receive the Maximum Securities Consideration.

Maximum Securities Consideration means the Base Consideration adjusted to increase the B&B Fund Securities Component received, and reduce the Cash Component and the BBI EPS Component received, as described in section 13.2.

MBO or **MBO Proposal** means a previous potential proposal to acquire Alinta being developed by Macquarie Bank together with the MBO Group announced on 9 January 2007

MBO Group means John Poynton, Bob Browning, Chris Indermaur, Stephen Pearce and Murray King.

Meetings means the Scheme Meetings and the General Meeting.

Meeting Date means the date of the Meetings, expected to be 15 August 2007.

MGN means the Multinet Gas Network located in Melbourne's east.

Moody's Investors Service means Moody's Investors Service Pty Limited (ACN 003 399 657).

Mtpa means million tonnes per annum.

MW means megawatt, a measure of energy consumption.

MWh means MW hours, a measure of the rate of energy consumption.

NEMMCO means National Electricity Market Management Company Limited (ACN 072 010 327).

New Zealand Shareholder or **NZ Shareholder** means an Alinta Shareholder with a registered address in New Zealand.

Nominee means a person appointed for the purposes of selling Consideration Securities under the Cash Out Facility, who will be nominated by the Bidder prior to the Second Court Date and approved by Alinta (such approval not to be unreasonably withheld or delayed).

NPAT means net profit after tax.

NZ$ means the lawful currency of New Zealand.

NZESP means the Alinta New Zealand Employee Share Plan established by Alinta in September 2006.

OIO means the Overseas Investment Office, New Zealand.

Option Scheme means a scheme of arrangement under Part 5.1 of the Corporations Act to be proposed between Alinta and Alinta Optionholders substantially in the form set out in Annexure A subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and approved in writing by Alinta and the Bidder (or one such other terms as are agreed in writing between Alinta and the Bidder).

Option Scheme Consideration means an amount equal to the Value of the Base Consideration and the APA Distribution (after adding back the amount of any Transaction Dividend or capital reduction that was deducted from them) per Alinta Option less the amount (if any) of the exercise price payable in respect of the relevant Alinta Option (such consideration to be payable in cash), being the consideration to be provided by Alinta to Alinta Optionholders for the cancellation of each Alinta Option under the terms of the Option Scheme.

Option Scheme Effective Date means the date on which the Option Scheme becomes Effective.

Option Scheme Meeting means the meeting of Alinta Optionholders convened by the Court under section 411(1) of the Corporations Act to consider the Option Scheme.

Option Scheme Participant means each Alinta Optionholder on the Record Date.

Origin Energy means Origin Energy Limited (ACN 000 051 696) and its subsidiaries.

Original Scheme Proposal means the proposal made by the Consortium and recommended by the Alinta Board on 30 March 2007.

Original SIA means the scheme implementation agreement between Alinta, the Bidder, SPI and BBIPL dated 30 March 2007.

Participating Percentage means, in the case of SPI, 65.2% and, in the case of BBIPL, 34.8%.

Participation Deed means the deed entered into between BBIL, BBPL and BBWPL, and their respective subsidiaries, BBIPL and BB SPV, described in section 15.12(c) of this Booklet.

Peak means electricity generation with a typical utilisation of less than 20%.

Post-Implementation Transactions means the transactions contemplated by the Consortium Parties in respect of the businesses and assets of the Alinta Group as described in section 13.

PPAs means power purchase agreements.

Prescribed Event means (for the purposes of the Conditions), in relation to Alinta:

(a) **(convert shares)** Alinta, or a Material Subsidiary, converts all or any of its shares into a larger or smaller number of shares,

(b) **(reduce share capital)** Alinta, or a Material Subsidiary, resolves to reduce its share capital in any way;

(c) **(buy-back)** Alinta, or a Material Subsidiary:
   - (i) enters into a buy-back agreement; or
   - (ii) resolves to approve the terms of a buy-back agreement under section 257C(1) or 257D(1) of the Corporations Act;

(d) **(issue shares or options)** Alinta, or a Material Subsidiary, issues shares or grants an option over its shares, or agrees to make such an issue or grant such an option, excluding:
  (i) any issue or grant contemplated by the Schemes; and
  (ii) any issue of shares pursuant to the exercise of Alinta Options;
(e) **(issue convertible securities)** Alinta, or a Material Subsidiary, issues, or agrees to issue, securities or other instruments convertible into shares or debt securities;
(f) **(create mortgage)** Alinta, or a Material Subsidiary, creating, or agreeing to create, any mortgage, charge, lien or other Encumbrance over the whole or a substantial part of the business or property of Alinta, or a Material Subsidiary, other than in respect of:
  (i) any refinancing or replacing of debt facilities existing at the date of the Original SIA;
  (ii) security given in the ordinary course of business in respect of the performance of contractual obligations by any member of the Alinta Group; or
  (iii) construction projects that are either in existence or being negotiated as at the date of the Original SIA;
(g) **(Insolvency Event)** an Insolvency Event occurring in relation to Alinta, or a Material Subsidiary of Alinta; and
(h) **(change to constitution)** Alinta, or a Material Subsidiary, makes any material change or amendment to its constitution,

but excluding any matter required to be done or procured by Alinta, or a Material Subsidiary, under the SIA or the Schemes or an Excluded Transaction.

PTC means production tax credit.

Record Date means 5.00pm WST (7.00pm AEST) on the day which is four Business Days after the Effective Date, or any other date agreed by the parties to be the record date to determine entitlements to receive the APA Distribution and the Share Scheme Consideration under the Share Scheme and the Option Scheme Consideration under the Option Scheme.

Registered Address means in relation to a Scheme Participant, the address of the relevant person shown in the Alinta Register on the Record Date.

Representatives means, in respect of a party, its subsidiaries and each director, officer, employee, adviser, agent or it or its subsidiaries.

Residual BBI EPS has the meaning given to it in section 13.2(c)(ii).

Responsible Entity means the respective responsible entity of each B&B Fund as described in section 9.2(a).

Review means any review performed by any one or more of the Consortium Parties or the Consortium as a whole regarding any one or more of the Alinta Assets, but not limited to organisation, financial, strategic and operational reviews.

S&P means Standard & Poor's (Australia) Pty Ltd (ACN 007 324 852).

Scheme Consideration means the Share Scheme Consideration and the Option Scheme Consideration

Scheme Meetings means the Share Scheme Meeting and the Option Scheme Meeting.

Scheme Participants means each Alinta Shareholder and each Alinta Optionholder as at 5.00pm on the Record Date.

Scheme Proposal means the implementation of the Share Scheme and the Option Scheme and the associated Capital Reduction.

Scheme Share means an Alinta Share on issue at the Record Date.

Schemes means the Share Scheme and the Option Scheme and **Scheme** means either one of them.

SEC means the US Securities and Exchange Commission.

Second Court Date means the first day on which the Court hears the application for an order under section 411(4)(b) approving the Share Scheme or, if the application is adjourned or subject to appeal for any reason, the first day on which the adjourned or appealed application is heard, which is intended to be the date on which the Court hears the application for an order under section 411(4)(b) approving the Option Scheme.

Securities Act means the *US Securities Act of 1933*, as amended.

Share Plan Trustee means the trustee of the DESP.

Share Registry or **Computershare** means Computershare Investor Services Pty Limited (ACN 078 279 277).

Share Scheme means a scheme of arrangement under Part 5.1 of the Corporations Act to be proposed between Alinta and Alinta Shareholders substantially in the form set out in Annexure A subject to any alterations or conditions made or required by the Court under section 411(6) and approved in writing by Alinta and the Bidder (or one such other terms as are agreed in writing between Alinta and the Bidder).

Share Scheme Consideration means the consideration Share Scheme Participants receive for the transfer to the Bidder of each Scheme Share under the elected Consideration Alternative determined by the terms of the Share Scheme (and described in section 13.2).

Share Scheme Meeting means the meeting of Alinta Shareholders convened by the Court pursuant to section 411(1) of the Corporations Act to consider the Share Scheme.

Share Scheme Participants means, collectively, the holders of Alinta Shares on issue on the Record Date.

SIA means the Amended and Restated Scheme Implementation Agreement between Alinta, the Bidder, SPI and BBIPL dated 11 May 2007 (as amended).

Singapore Exchange means Singapore Exchange Securities Trading Limited.

Small Alinta Shareholders means those Alinta Shareholders who are shown in the Alinta Register on the Record Date to hold 1,000 Alinta Shares or less.

SP means Singapore Power Limited.

SP AusNet means the stapled entity trading as SP AusNet admitted to the official list of ASX and the Singapore Exchange on 14 December 2005.

SPI means Singapore Power International Pte Ltd.

SPI Information means the information referred to in paragraph (c) of "Preparation of, and responsibility for, this Booklet" in the Important Notice section at the front of Part B of this Booklet.

Synergy means Electricity Retail Corporation established by section 4(1)(c) of the *Electricity Corporation Act 2005* (Western Australia).

S$ means the lawful currency of Singapore.

Takeovers Panel means the Takeovers Panel constituted under the *Australian Securities and Investments Commission Act 2001* (Cth).

Tax Opinion means the independent tax opinion from Ernst & Young contained in section 14.2.

TFN means tax file number

TGP means the sub-sea and onshore gas pipeline system which transports gas from the Longford compressor station in the Gippsland Basin in Victoria, to Tasmania.

Third Party Proposal means any proposal (including a scheme of arrangement) or offer (not being an Alinta Internal Restructure) which would if completed substantially in accordance with its terms, result in:

(a) any person or persons other than the Bidder (or any of its associates) acquiring:
    (i) an interest in all or a substantial part of the assets of Alinta; or
    (ii) a relevant interest in more than 50% of the voting shares in Alinta, or
(b) Alinta and another person or persons operating under a dual listed company, or similar structure.

Total Securityholder Return means the return earned on an investment in BBI, BBP or BBW (as the case may be) over a specified period, assuming that all relevant distributions made during the period are re-invested into the relevant security.

Trade Practices Act means *Trade Practices Act 1974* (Cth).

Transaction Dividend means any dividend or dividends which Alinta, in its discretion, notifies to the Bidder in writing and announces and pays after 11 May 2007 and on or before the Implementation Date (not including the final dividend of 8.375 cents per Alinta Share announced on 28 February 2007) which dividend or dividends must be fully franked and must not exceed in aggregate an amount per Alinta Share equal to $500 million divided by the number of Alinta Shares on issue, plus:

(a) the amount of any distributions that Alinta has received or becomes entitled to receive on or before the Implementation Date in respect of the Alinta Group's APA Securities divided by the number of Alinta Shares and Alinta Options on issue;
(b) the amount of any dividends which represent payment of the APA Distribution; and
(c) the amount of any increase in the Share Scheme Consideration referred to in section 13.2(a)(ix).

TRUenergy means TRUenergy Pty Ltd (ACN 086 014 968).

Umbrella Agreement means the agreement between BB SPV, SPI, BBIPL and the Bidder dated 23 March 2007.

Unmarketable Parcel means a parcel of securities that is not a marketable parcel as defined in the ASX Market Rules Procedures.

US or **USA** or **United States** means United States of America, its territories and possessions, any State of the United States, and the District of Columbia

US07 Class B Interests means the interests described in section 8.7(a)(iii) of Part B of this Booklet.

US Securities Act means the *US Securities Act of 1933*, as amended.

US Shareholder means a Scheme Participant who:

(a) is a resident of, or a person in, the United States; or
(b) holds Scheme Shares on behalf of a resident of, or a person in, the United States who beneficially owns Scheme Shares, provided that, for the avoidance of doubt, such Scheme Participant will not be a US Shareholder in respect of any other holding of Scheme Shares that is separately noted on the Register if a resident of, or a person in, the United States does not beneficially own any Scheme Shares in such separately noted holding.

Value means, in relation to consideration:

(a) for any part of that consideration that consists of a cash amount or BBI EPS, that cash amount or the face value of those BBI EPS (respectively); and

(b) for any part of that consideration that consists of securities listed on ASX, the value of those securities based on the volume weighted average price of those securities on ASX over the five Business Day period immediately after the Meeting Date.

vested, in relation to an Alinta Option, means that the option is then excercisable.

VWAP means the volume weighted average price of a particular security on ASX over a specified period of time.

WACC means Weighted Average Cost of Capital.

Wattle Point Assets means the shares in Wattle Point Wind Farm Pty Limited and its assets comprising the 55 wind turbines located at Wattle Point, South Australia.

Wesfarmers LPG means Wesfarmers LPG Pty Ltd (ACN 009 214 831).

Working Capital of Alinta means the working capital of Alinta (excluding AlintaAGL) calculated by Alinta (to be reviewed by the Investigating Accountant and in consultation with the Bidder) using the same methodology as that used by Alinta to prepare the document entitled "Alinta Working Capital – 30 June 2007" and initialled by Alinta and the Bidder for the purposes of identification. For the purposes of this definition, working capital:

(a) includes current receivables, inventory and accounts payable (trade/other creditors);

(b) excludes current prepayments, financial assets, deferred costs, interest receivables, hedge receivables, related party receivables and other current assets;

(c) excludes cash, current borrowings and interest bearing liabilities, tax liabilities, provisions, financial liabilities, interest payables, hedge payables, related party payables and other current liabilities; and

(d) excludes all items of a non-current nature.

WST means Western Standard Time, being the time in the State of Western Australia.

16.2 Interpretation

Except as otherwise provided:

(a) All words and phrases used in this Booklet have the meanings (if any) given to them by the Corporations Act, the Listing Rules or the ASTC Settlement Rules.

(b) Headings are for ease of reference only and will not affect the interpretation of this Booklet.

(c) Words importing the singular, where the context requires, include the plural and vice versa and words importing any gender include all genders.

(d) References to sections are sections of this Booklet unless stated otherwise.

(e) A reference to:

   (i) legislation (including subordinate legislation) is to that legislation as amended, re-enacted or replaced, and includes any subordinate legislation issued under it;

   (ii) a document or agreement, or a provision of a document or agreement, is to that document, agreement or provision as amended, supplemented, replaced or novated;

   (iii) a person includes any type of entity or body of persons, whether or not it is incorporated or has a separate legal identity, and any executor, administrator or successor in law of the person; and

   (iv) anything (including a right, obligation or concept) includes each part of it.

(f) If a word is defined, another part of speech has a corresponding meaning.

(g) If an example is given of anything (including a right, obligation or concept), such as by saying it includes something else, the example does not limit the scope of that thing.

(h) A reference to **information** is to information of any kind in any form or medium, whether formal or informal, written or unwritten, for example, computer software or programs, concepts, data, drawings, ideas, knowledge, procedures, source codes or object codes, technology or trade secrets.

(i) Words defined in the GST Law have the same meaning in sections concerning GST.

(j) The word **applicable** when used of a law is used to refer to any relevant law (including any subordinate or delegated legislation or statutory instrument of any kind) of a jurisdiction in or out of Australia, and also to any relevant judgment, order, policy, guideline, official directive or request (even if it does not have the force of law) of any Government Agency within or outside Australia.

(k) Unless otherwise stated, a reference to time in this document is a reference to time in Perth, Western Australia.

(l) The word "includes" in any form is not a word of limitation.

(m) A reference to an asset includes a right or other property.

(n) References to paragraphs are references to paragraphs within the section of this Booklet in which the reference to the paragraph is made.

This page has been left blank intentionally.

ANNEXURE A

SCHEMES OF ARRANGEMENT

BLAKE DAWSON WALDRON

L A W Y E R S

Scheme of Arrangement

Alinta Limited

The holders of fully paid ordinary shares issued in the capital of Alinta Limited

Level 39
101 Collins Street
MELBOURNE VIC 3000
Telephone: (03) 9679 3000
Fax: (03) 9679 3111

Ref: MMcD NAT 03 1409 8127

CONTENTS

1. **INTERPRETATION** 1
   - 1.1 Definitions 1
   - 1.2 Interpretation 8
   - 1.3 Business Day 8
2. **CONDITIONS** 9
   - 2.1 Conditions precedent to the Share Scheme 9
   - 2.2 Certificate in relation to conditions 9
   - 2.3 Effective Date 9
   - 2.4 End date 9
3. **SHARE SCHEME** 10
   - 3.1 The Share Scheme 10
   - 3.2 Transfer of Scheme Shares 10
   - 3.3 Transfer Documentation 11
   - 3.4 Elections of Relevant Consideration Alternative 11
   - 3.5 Provision of Share Scheme Consideration 12
   - 3.6 APA Distribution 12
   - 3.7 BBI EPS 13
   - 3.8 Ineligible Overseas Shareholders and Cash Out Facility 13
   - 3.9 Fractional entitlements 16
   - 3.10 Registration and holding statements 17
   - 3.11 Interest 18
   - 3.12 Joint holders 18
   - 3.13 New B&B Fund Securities to rank equally 18
4. **DEALINGS IN ALINTA SHARES** 18
   - 4.1 Dealings in Alinta Shares by Share Scheme Participants 19
   - 4.2 Alinta Share Register 19
   - 4.3 Holding statements of no effect from Record Date 19
   - 4.4 Alinta to provide contact information for Share Scheme Participants 19
5. **GENERAL PROVISIONS** 19
   - 5.1 Appointment of agent and attorney 19
   - 5.2 Enforcement of Deed Poll 20
   - 5.3 Share Scheme Participants' consent 20
   - 5.4 Amendments to the Share Scheme 21
   - 5.5 GST 21
   - 5.6 Share Scheme Participant warranty 21
6. **MISCELLANEOUS** 21
   - 6.1 Inconsistencies 21

6.2	Further assurance	22
6.3	Costs	22
6.4	Governing law	22
6.5	Notices	22
6.6	Lodgement of Court order with ASIC	23

SCHEME OF ARRANGEMENT MADE UNDER SECTION 411 OF THE CORPORATIONS ACT 2001 (CTH)

PARTIES

Alinta Limited ABN 11 119 985 590 of Alinta Plaza, 12-14 The Esplanade, Perth, Western Australia, 6000 (**Alinta**)

The holders of fully paid ordinary shares issued in the capital of Alinta

RECITALS

A. Alinta is a public company incorporated in the State of Western Australia. It is admitted to the Official List of ASX and Alinta Shares are quoted on the stock market conducted by ASX.

B. Alinta has 495,218,848 Alinta Shares on issue as at 27 June 2007.

C. Alinta, the Bidder and the Covenantors have entered into the Amended and Restated Scheme Implementation Agreement pursuant to which, among other things, Alinta has agreed to propose and (subject to the satisfaction of certain conditions) implement this Share Scheme.

D. If this Share Scheme becomes Effective, then:

(a) the APA Distribution will occur;

(b) the Scheme Shares will be transferred to the Bidder; and

(c) Alinta and the Bidder will provide the Relevant Consideration Alternative to the Share Scheme Participants for each Alinta Share held by those Share Scheme Participants,

each step to be taken in accordance with the provisions of this Share Scheme.

E. The Bidder and the Covenantors have entered into the Deed Poll for the purpose of covenanting in favour of the Alinta Shareholders to perform their obligations under the Share Scheme and the Amended and Restated Scheme Implementation Agreement.

OPERATIVE PROVISIONS

1. INTERPRETATION

1.1 Definitions

In this Share Scheme, unless the contrary intention appears or the context requires otherwise:

AlintaAGL means AlintaAGL Pty Ltd and its controlled entities.

Alinta Board means the board of directors of Alinta.

Alinta Constitution means the constitution of Alinta.

Alinta Director means a director of Alinta.

Alinta Group means Alinta and each of its subsidiaries.

Alinta Option means each option to subscribe for an Alinta Share.

Alinta Share means each fully paid ordinary share in Alinta.

Alinta Shareholder means each person entered in the Alinta Share Register as a holder of Alinta Shares.

Alinta Share Register means the register of Alinta Shareholders maintained under section 169 of the Corporations Act.

Amended and Restated Scheme Implementation Agreement means the agreement dated 11 May 2007 between Alinta, the Bidder and the Covenantors to carry into effect, among other things, the Share Scheme, as amended.

APA Distribution means, subject to clauses 3.6(a) and 3.8:

(a) the distribution by Alinta of 0.301 APA Group Securities; (or

(b) if some or all of the Alinta Group's APA Group Securities have been sold, the distribution by Alinta of:

   (i) an amount of cash determined by dividing the net amount realised by the Alinta Group on the sale of APA Group Securities by the number of Alinta Shares and Alinta Options on issue on the Record Date; and

   (ii) if some of the Alinta Group's APA Group Securities have not been sold, a number of APA Group Securities determined by dividing the number of remaining APA Group Securities by the number of Alinta Shares and Alinta Options on issue on the Record Date),

for each Scheme Share, by way of a combination of equal capital reduction and dividend.

APA Group means Australian Pipeline Trust ARSN 091 678 778 and APT Investment Trust ARSN 115 585 441.

APA Group Securities means units in Australian Pipeline Trust ARSN 091 678 778 stapled to units in APT Investment Trust ARSN 115 585 441.

ASIC means the Australian Securities and Investments Commission.

ASTC means the ASX Settlement and Transfer Corporation.

ASTC Settlement Rules means the operating rules of the settlement facility of the ASTC for the purposes of the Corporations Act.

ASX means the ASX Limited ABN 98 008 624 691.

Base Consideration means the consideration for each Scheme Share that forms the basis for calculation of the consideration available under the Share Scheme provided under the Relevant Consideration Alternatives in accordance with schedule 1, being (subject to further adjustments under schedule 1):

(a) $8.925 in cash;

(b) the issue of 1.599 BBI EPS;

(c) the issue of 0.752 BBI Securities;

(d) the issue of 0.669 BBP Securities; and

(e) the issue of 0.26 BBW Securities,

with the cash consideration referred to in paragraph (a) adjusted as follows:

(f) reduced by the amount of any Transaction Dividends, but only to the extent that the Transaction Dividends:

(i) exceed in aggregate the amount of any distributions that Alinta has received or becomes entitled to receive on or before the Implementation Date in respect of the Alinta Group's APA Group Securities divided by the number of Alinta Shares and Alinta Options on issue at the Record Date; and

(ii) do not represent payment of the APA Distribution or payment of any increase in Share Scheme Consideration pursuant to paragraph (h) below;

(g) increased by an amount equal to $20 million for each month that Implementation is delayed after 31 August 2007 but only to the extent that such delay is caused by a breach of the Amended and Restated Scheme Implementation Agreement by the Bidder (such amount to be pro-rated if Implementation occurs during a month) divided by the number of Alinta Shares and Alinta Options on issue on the Record Date; and

(h) increased or reduced by the amount by which the Working Capital of Alinta as at 30 June 2007 is greater than $190,240,000 or less than $184,240,000 (as the case may be) divided by the number of Alinta Shares and Alinta Options on issue on the Record Date.

B&B Fund Securities means BBI Securities, BBP Securities and BBW Securities.

BBI means Babcock & Brown Infrastructure Limited ABN 61 100 364 234 and Babcock & Brown Infrastructure Trust ARSN 100 375 479.

BBI EPS means exchangeable preference shares issued by BBI EPS Limited ACN 125 830 631 for face value of $1.00, the terms of which are set out in Annexure G to the Booklet.

BBI EPS Issuer means BBI EPS Limited ACN 125 830 631.

BBI Security means a stapled security in BBI, comprising one fully paid share in Babcock & Brown Infrastructure Limited ACN 100 364 234 and one fully paid unit in Babcock & Brown Infrastructure Trust ARSN 100 375 479.

BBP means Babcock & Brown Power Limited ACN 116 665 608 and Babcock & Brown Power Trust ARSN 122 375 562.

BBP Security means a stapled security in BBP, comprising one share in Babcock & Brown Power Limited ACN 116 665 608 and one unit in Babcock & Brown Power Trust ARSN 122 375 562.

BBW means Babcock & Brown Wind Partners Limited ABN 39 105 051 616, Babcock & Brown Wind Partners (Bermuda) Limited ARBN 116 360 715 and Babcock & Brown Wind Partners Trust ARSN 116 244 118.

BBW Security means a stapled security in BBW, comprising one ordinary share in Babcock & Brown Wind Partners Limited ABN 39 105 051 616, one ordinary share in Babcock & Brown Wind Partners (Bermuda) Limited ARBN 116 360 715 and one unit in Babcock & Brown Wind Partners Trust ARSN 116 244 118.

Bidder means ES & L Pty Limited ACN 124 513 971.

Bidder Board means the board of directors of Bidder.

Bidder Director means a director of Bidder.

Booklet means the booklet prepared under section 412 of the Corporations Act for distribution to Alinta Shareholders explaining the Share Scheme and containing, among other things, the explanatory statement as required by Part 5.1 of the Corporations Act in relation to the Share Scheme.

Business Day means a day (other than a Saturday, Sunday or public holiday) on which banks are open for general banking business in Melbourne, Sydney, Perth and Singapore.

Cash Out Alternative has the meaning given in schedule 1.

Cash Out Facility means the Nominee sale facility described in clause 3.8.

CHESS means the Clearing House Electronic Sub-register System.

Corporations Act means the Corporations Act 2001 (Cth) and the regulations made under that Act.

Covenantor has the meaning given to it in the Amended and Restated Scheme Implementation Agreement.

Court means the Federal Court of Australia.

Deed Poll means the deed poll dated 3 July 2007 executed by the Bidder and the Covenantors in favour of the Scheme Participants (subject to any amendments permitted by its terms).

Default Consideration has the meaning given in schedule 1.

DESP means Alinta Deferred Employee Share Plan established by Alinta on 11 October 2006.

DESP Participant means a participant in the DESP.

DESP Trustee means CPU Share Plans Pty Limited ABN 20 081 600 875 as trustee of the DESP.

Effective means the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) (and, if applicable, section 411(6)) in relation to the Share Scheme.

Effective Date means the date on which the Share Scheme becomes Effective.

Electing Small Alinta Shareholder has the meaning given in clause 3.8(b).

Electing Unmarketable Parcel Shareholder has the meaning given in clause 3.8(c)(i).

First Court Date means the first day of the hearing of the Court of an application for an order under section 411(1) convening the Scheme Meeting.

GST has the same meaning as GST in the A New Tax System (Goods & Services Tax) Act 1999 (Cth).

Implementation means implementation of the Share Scheme, upon it becoming Effective.

Implementation Date means 31 August 2007, being the day which is 6 Business Days after the Record Date (or any other date agreed in writing by Alinta and the Bidder).

Ineligible Overseas Shareholder means a Share Scheme Participant whose Registered Address is in a jurisdiction other than Australia and its external territories, the United Kingdom, Hong Kong and New Zealand or who is a US Shareholder.

Maximum Cash Consideration has the meaning given in schedule 1.

Maximum Preference Shares Consideration has the meaning given in schedule 1.

Maximum Securities Consideration has the meaning given in schedule 1.

Nominee means a person nominated by the Bidder prior to the Second Court Date and approved by Alinta (such approval not to be unreasonably withheld or delayed).

Nominee Cash Out Securities has the meaning given in clause 3.8(d).

NZ Shareholder means a Share Scheme Participant whose Registered Address is in New Zealand.

Official List means the official list of ASX.

Participating Alinta Shareholder has the meaning given in clause 3.8(d).

Record Date means 7.00pm (Sydney time) on the day which is 4 Business Days after the Effective Date, or any other date agreed by the parties to be the record date to determine entitlements to receive the APA Distribution and the Share Scheme Consideration under the Share Scheme.

Registered Address means, in relation to a Share Scheme Participant, the address of that Share Scheme Participant shown in the Alinta Share Register on the Record Date.

Relevant Consideration Alternative means the form of consideration elected by a Share Scheme Participant as determined under clause 3.4.

Scheme Meeting means the meeting to be convened by the Court pursuant to section 411(1) of the Corporations Act, to consider the Share Scheme (and includes any general meeting of Alinta Shareholders required to approve the APA Distribution, under section 256C(1) of the Corporations Act).

Scheme Participant means each Alinta Shareholder and each Alinta Optionholder on the Record Date.

Scheme Share means an Alinta Share on issue at the Record Date.

Second Court Date means the first day on which the Court hears the application for an order under section 411(4)(b) approving the Share Scheme or, if the application is adjourned or subject to appeal for any reason, the first day on which the adjourned or appealed application is heard.

Share Scheme means the scheme of arrangement between Alinta and Alinta Shareholders as set out in this document, subject to any alterations or conditions agreed to by Alinta and the Bidder which are made or required by the Court pursuant to section 411 of the Corporations Act.

Share Scheme Consideration means the consideration determined in accordance with schedule 1 under the Relevant Consideration Alternative to be provided under the Share Scheme to Share Scheme Participants for the transfer to the Bidder of each Scheme Share (and subject to clauses 3.8 and 3.9).

Share Scheme Participant means each Alinta Shareholder on the Record Date.

Small Alinta Shareholder means a Share Scheme Participant that is registered as the holder of 1,000 Alinta Shares or less at the Record Date.

Small Ineligible Overseas Shareholder means a Small Alinta Shareholder which is also an Ineligible Overseas Shareholder.

Transaction Dividend means any dividend or dividends which Alinta, in its discretion, notifies to the Bidder in writing and announces and pays after the date of this document and before the Implementation Date (not including the final dividend of 8.375 cents per Alinta Share announced on 28 February 2007) which dividend or dividends will be franked to the maximum extent possible and must not exceed in aggregate an amount per Alinta Share equal to $500 million divided by the number of Alinta Shares and Alinta Options on issue, plus:

(a) the amount of any distributions that Alinta has received or becomes entitled to receive on or before the Implementation Date in respect of the Alinta Group's APA Group Securities divided by the number of Alinta Shares and Alinta Options on issue;

(b) the amount of any dividends which represent payment of the APA Distribution; and

(c) the amount of any increase in Share Scheme Consideration referred to in paragraph (h) of the definition of Base Consideration.

Unmarketable Parcel means securities which are not in a marketable parcel as defined in the market rules of ASX (with such securities being valued for this purpose at their Value as defined in the schedule 1).

US Shareholder means a Share Scheme Participant who:

(a) is a resident of, or a person in, the United States; or

(b) holds Scheme Shares on behalf of a resident of, or a person in, the United States who beneficially owns Scheme Shares, provided that (for the avoidance of doubt) such Share Scheme Participant will not be a US Shareholder in respect of any other holding of Scheme Shares that is separately noted on the Register if a resident of, or a person in, the United States does not beneficially own any Scheme Shares in such separately noted holding.

Working Capital of Alinta means the working capital of Alinta (excluding AlintaAGL) calculated by Alinta (reviewed by PricewaterhouseCoopers Securities Limited and in consultation with the Bidder) using the same methodology as that used by Alinta to prepare the document entitled "Alinta Working Capital – 30 June 2007" and initialled by Alinta and the Bidder for the purposes of identification. For the purposes of this definition, working capital:

(a) includes current receivables, inventory and accounts payable (trade/other creditors);

(b) excludes current prepayments, financial assets, deferred costs, interest receivables, hedge receivables, related party receivables and other current assets;

(c) excludes cash, current borrowings and interest bearing liabilities, tax liabilities, provisions, financial liabilities, interest payables, hedge payables, related party payables and other current liabilities; and

(d) excludes all items of a non-current nature.

1.2 Interpretation

In this Share Scheme, unless the contrary intention appears or the context requires otherwise:

(a) words and phrases (other than those defined in clause 1.1) have the same meaning (if any) given to them in the Corporations Act;

(b) the singular includes the plural and vice versa;

(c) each gender includes the other genders;

(d) references to persons includes references to individuals, corporations, other bodies corporate or bodies politic;

(e) references to paragraphs or clauses are to a paragraph or clause of this document;

(f) a reference to a statute, regulation or agreement is to such a statute, regulation or agreement as from time to time amended;

(g) a reference to a section is a reference to a section of the Corporations Act;

(h) a reference to a person includes a reference to a person's executors, administrators, successors, substitutes (including, without limitation, persons taking by novation) and assigns;

(i) if a time period is specified and dates from a given date or the day of an act or event, it is to be calculated exclusive of that day;

(j) a reference to a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later;

(k) a reference to any time is a reference to that time in Sydney, Australia;

(l) a reference to 'dollars' or '$' is to the lawful currency of the Commonwealth of Australia;

(m) a reference to a document is to that document as varied, novated, ratified or replaced from time to time;

(n) the interpretation of a substantive provision is not affected by any heading; and

(o) 'includes' in any form is not a word of limitation.

1.3 Business Day

Except where otherwise expressly provided, where the day on which any act, matter or thing is to be done is a day other than a Business Day, that act, matter or thing shall be done on the next Business Day.

2. CONDITIONS

2.1 Conditions precedent to the Share Scheme

This Share Scheme is conditional upon:

(a) each condition precedent set out in clause 3.2 of the Amended and Restated Scheme Implementation Agreement being satisfied or, subject to the terms of the Amended and Restated Scheme Implementation Agreement, being waived or taken to have been waived; and

(b) as at 8.00am on the Second Court Date, the Amended and Restated Scheme Implementation Agreement having not been terminated.

2.2 Certificates in relation to conditions

(a) Alinta must provide to the Court on the Second Court Date a certificate which is authorised by the Alinta Board and signed by at least one Alinta Director (or such other evidence as the Court may request) stating, to the best of its knowledge, whether or not the conditions precedent set out in clause 3.2 (other than clause 3.2(b)) of the Amended and Restated Scheme Implementation Agreement, have been satisfied or, subject to the terms of the Amended and Restated Scheme Implementation Agreement, waived or taken to be waived.

(b) Alinta must procure the Bidder to provide to the Court on the Second Court Date a certificate which is authorised by the Bidder Board and signed by at least one Bidder Director (or such other evidence as the Court may request) stating, to the best of its knowledge, whether or not the conditions precedent set out in clause 3.2 (other than clause 3.2(b)) of the Amended and Restated Scheme Implementation Agreement, have been satisfied or, subject to the terms of the Amended and Restated Scheme Implementation Agreement, waived or taken to be waived.

(c) The certificates referred to in clauses 2.2(a) and (b) together constitute conclusive evidence that such conditions precedent are satisfied, waived or taken to be waived.

2.3 Effective Date

This Share Scheme takes effect on the Effective Date.

2.4 End date

Subject to any extension under clause 3.7 of the Amended and Restated Scheme Implementation Agreement, and, if required, approval by the Court, this Share Scheme lapses and has no further force or effect if the Effective Date is not on or before 30 November 2007.

3. SHARE SCHEME

3.1 The Share Scheme

(a) Subject to provision by the Bidder of the Share Scheme Consideration in accordance with clause 3.5, the Scheme Shares, together with all rights and entitlements attaching to those shares as at the Implementation Date (not including entitlement to the APA Distribution), will, without the need for any further act by any Share Scheme Participant (other than acts performed by Alinta or its directors as attorney or agent for Share Scheme Participants under clauses 3.2 and 5.1), be transferred to the Bidder, and the transfer will be deemed to be effective, on the Implementation Date following the APA Distribution.

(b) Alinta will, subject to the terms of the Share Scheme, provide each Share Scheme Participant with the APA Distribution for each Scheme Share held by that Share Scheme Participant, prior to the transfer of the Scheme Shares to the Bidder (in accordance with clause 3.6).

(c) Alinta will procure the Bidder, subject to the terms of the Share Scheme, to provide each Share Scheme Participant with the Share Scheme Consideration for each Scheme Share held by that Share Scheme Participant.

3.2 Transfer of Scheme Shares

For the purpose of transferring the Scheme Shares to the Bidder in accordance with clause 3.1(a), each Share Scheme Participant irrevocably appoints Alinta and each Alinta Director severally as its true and lawful attorney, and Alinta accepts such appointment, with effect from the Effective Date with power:

(a) in the case of Scheme Shares in a CHESS Holding:

(i) to cause a message to be transmitted to ASTC in accordance with ASTC Settlement Rules so as to transfer to the Bidder the Scheme Shares held by the Share Scheme Participant from the CHESS sub-register of Alinta to the issuer sponsored sub-register operated by Alinta; or

(ii) to complete and sign on behalf of Share Scheme Participants any required form of transfer to the Bidder of such Scheme Shares (which may be a master transfer of all Scheme Shares);

(b) in the case of Scheme Shares that are registered in the issuer sponsored sub-register of the Alinta Share Register, to complete and sign on behalf of Share Scheme Participants any required form for the transfer to the Bidder of such shares (which may be a master transfer of all Scheme Shares); and

(c) in the case of all Scheme Shares, to exercise all powers and rights which the Share Scheme Participant could lawfully exercise as the registered holder of the Scheme Shares including without limitation attending and voting at any meeting of Alinta (which meeting the Share Scheme Participant undertakes not to otherwise attend or vote at in person or by proxy or other representative), requisitioning any meeting of

Alinta and doing all things incidental and ancillary to any of the foregoing and it is acknowledged and agreed that in exercising such powers the attorney may act in the interests of the Bidder, and will act at its direction, as the intended registered holder of those shares.

3.3 Transfer Documentation

On the Implementation Date, after the Bidder (as transferee) executes the share transfer forms (or master share transfer form) referred to in clauses 3.2(a) and 3.2(b) and delivers that executed form or those executed forms to Alinta for registration, Alinta must immediately register the Bidder as the holder of the Scheme Shares in the Alinta Share Register.

3.4 Elections of Relevant Consideration Alternative

(a) Subject to clauses 3.4(b), (c) and (d), each Share Scheme Participant may elect to receive (in addition to the APA Distribution) one of the following forms of consideration:

(i) the Default Consideration;

(ii) the Maximum Preference Shares Consideration;

(iii) the Maximum Cash Consideration;

(iv) the Maximum Securities Consideration; or

(v) the Cash Out Alternative,

by completing the election form which accompanies the Booklet and returning it to the address specified in the election form so that it is received prior to the Record Date.

(b) Only a Small Alinta Shareholder may elect the Cash Out Alternative and any such election by a Share Scheme Participant who is not a Small Alinta Shareholder will not be a valid election.

(c) A NZ Shareholder may not elect the Maximum Preference Shares Consideration and any such election will not be a valid election (and other elections by a NZ Shareholder will be subject to paragraph 1(i) of schedule 1).

(d) An Ineligible Overseas Shareholder may not make an election and any election purportedly made by it will not be a valid election.

(e) Any Share Scheme Participant who has not made a valid election in accordance with clauses 3.4(a), (b) or (c), and any Ineligible Overseas Shareholder, is for the purpose of the Share Scheme deemed to have validly elected to receive the Default Consideration (in addition to the APA Distribution) (in the case of Ineligible Overseas Shareholders, subject to clause 3.8 and subject to paragraph 1(i) of schedule 1 and, in the case of NZ Shareholders, subject to paragraph 1(i) of schedule 1).

(f) Any Share Scheme Participant validly electing to receive the Maximum Cash Consideration may make a further election that any Unmarketable Parcel that would have been issued or transferred to the Share Scheme Participant under the Maximum Cash Consideration or the APA Distribution will instead be issued to the Nominee and the provisions of clause 3.8 will apply.

(g) Subject to clauses 3.4(h) and 3.4(i), a valid election made by a Share Scheme Participant in accordance with this clause 3.4 will be deemed to apply in respect of the Share Scheme Participant's registered holding of Alinta Shares as at the Record Date, regardless of whether the Share Scheme Participant's holding of Alinta Shares at such time is greater or less than the Share Scheme Participant's holding of Alinta Shares at the time the election is made.

(h) A Share Scheme Participant who is noted on the Register as holding one or more parcels of Alinta Shares as trustee for or nominee for, or otherwise on account of, another person, may make separate elections in accordance with this clause 3.4 in relation to each of those parcels of Alinta Shares, and an election made in respect of one such parcel shall not be taken to extend to the other parcels.

(i) The DESP Trustee may make separate elections in accordance with this clause 3.4 in relation to each parcel of Alinta Shares it holds as trustee for a DESP Participant (including electing the Cash Out Alternative in respect of any parcel of 1,000 Alinta Shares or less), and an election made in respect of one such parcel shall not be taken to extend to the other parcels.

3.5 Provision of Share Scheme Consideration

Alinta must:

(a) procure the Bidder to provide, or procure the provision of,

   (i) the cash component of the Share Scheme Consideration to Alinta; and

   (ii) any component of the Relevant Consideration Alternative comprising BBI EPS and B&B Fund Securities to each Share Scheme Participant,

   on the Implementation Date (subject to clause 3.10(d)); and

(b) provide the cash component of the Relevant Consideration Alternative to each Share Scheme Participant,

in accordance with, and subject to the terms of, this Share Scheme and the Deed Poll.

3.6 APA Distribution

(a) Prior to Implementation, Alinta may pay a Transaction Dividend or capital reduction representing payment of some or all of APA Distribution in the form of a distribution *in specie* of APA Group Securities or a distribution of the net proceeds of sale of any APA Group Securities (or a combination of both). If that occurs, the APA Distribution will be reduced by the total amount of that Transaction Dividend or capital reduction divided by the number of Alinta Shares and Alinta Options on

issue on the Record Date (including by reducing the number of APA Group Securities available for distribution pro-rata to Alinta Shareholders under the APA Distribution).

(b) Subject to clause 3.6(a), Alinta will provide, or procure the provision of, the APA Distribution to each Share Scheme Participant in accordance with, and subject to the terms of, this Share Scheme on the Implementation Date prior to the transfer of the Scheme Shares to the Bidder. Alinta's obligation to provide, or procure the provision of, the APA Distribution to a Share Scheme Participant is satisfied by:

(i) subject to clause 3.6(c), in respect of providing any cash component of such APA Distribution, sending or procuring the dispatch to each Share Scheme Participant by pre-paid post to his or her address recorded in the Register at the Record Date, a pre-printed cheque for such cash amount due to that Share Scheme Participant under the Share Scheme; and

(ii) in respect of the provision of any component of such APA Distribution which is to be provided in APA Group Securities, procuring the due execution of a transfer of such APA Group Securities to each Share Scheme Participant (or the Nominee in respect of Participating Alinta Shareholders), but on, or as soon as practicable after, the Implementation Date Alinta must also request the entry of that Share Scheme Participant's name (or the Nominee's name in respect of Ineligible Overseas Shareholders and Participating Alinta Shareholders) in the register of members of Australian Pipeline Trust ARSN 091 678 778 and APT Investment Trust ARSN 115 585 441.

(c) From the time on the Implementation Date (prior to the transfer of the Scheme Shares to the Bidder) that the capital reduction and dividend which effect the APA Distribution take effect, Alinta will hold the relevant securities or funds as trustee for the relevant Share Scheme Participants in accordance with their respective entitlements (subject to the terms of this Share Scheme), and the placement of the relevant funds in a trust account on the Implementation Date shall be sufficient performance of the obligation to provide any cash component of the APA Distribution for the purposes of the requirement that the APA Distribution be provided on the Implementation Date prior to the transfer of the Scheme Shares to the Bidder (but the cheques referred to in clause 3.6(b)(i) must be despatched on, or as soon as practicable after, the Implementation Date).

3.7 BBI EPS

The right to receive any component of a Relevant Consideration Alternative comprising BBI EPS will not be available to NZ Shareholders or Ineligible Overseas Shareholders. Instead, in the case of those shareholders, that component will be replaced by BBI Securities as referred to in schedule 1.

3.8 Ineligible Overseas Shareholders and Cash Out Facility

(a) The right to receive:

(i) APA Group Securities under the APA Distribution in accordance with clause 3.6; and

(ii) the components of the Default Consideration comprising B&B Fund Securities in accordance with clauses 3.1(b), 3.1(c) and 3.5,

will not be available to an Ineligible Overseas Shareholder.

(b) A Small Alinta Shareholder who validly elects the Cash Out Alternative (**Electing Small Alinta Shareholder**) will have the:

(i) APA Group Securities that they are entitled to receive in accordance with clause 3.6; and

(ii) components of the Default Consideration comprising BBI EPS and B&B Fund Securities that they are entitled to receive in accordance with clauses 3.1(b), 3.1(c) and 3.5,

sold in accordance with the provisions of this clause 3.8.

(c) The securities that:

(i) but for an election under clause 3.4(f), would have been issued or transferred to a Share Scheme Participant (**Electing Unmarketable Parcel Shareholder**);

(ii) but for clause 3.8(a), would have been issued or transferred to an Ineligible Overseas Shareholder;

(iii) but for an election under clause 3.8(b), would have been issued or transferred to an Electing Small Alinta Shareholder,

will instead be issued or transferred to the Nominee and the following provisions of this clause 3.8 will apply.

(d) Where the Nominee is issued with BBI EPS, B&B Fund Securities or APA Group Securities under clause 3.8(c) (**Nominee Cash Out Securities**), Alinta must procure the Bidder to cause the Nominee:

(i) as soon as reasonably practicable, but in any event within 5 Business Days after the Implementation Date, to offer the Nominee Cash Out Securities for sale on ASX or via one or more bookbuilds or other sale processes in such manner, at such price or prices and on such other terms as the Nominee determines in good faith (and at the risk of the Electing Small Alinta Shareholder, Electing Unmarketable Parcel Shareholder and Ineligible Overseas Shareholder (**Participating Alinta Shareholder**)) but not so as to dispose of APA Group Securities such that any one person has a relevant interest in more than 5% of the issued capital of the APA Group, except that any person who has a substantial holding in the APA Group at the First Court Date can acquire up to an additional 5% of the issued capital of the APA Group if that acquisition is approved by the ACCC . For the

avoidance of doubt, the Nominee may offer the Nominee Cash Out Securities for sale during the period when any of the securities are being quoted for trading on ASX on a deferred settlement basis; and

(ii) within 5 Business Days after the receipt by the Nominee of the whole of the proceeds of sale of all of the Nominee Cash Out Securities, to remit to the Bidder the net proceeds of the sale of the Nominee Cash Out Securities (after deducting brokerage in relation to the sale of Nominee Cash Out Securities attributable to Ineligible Overseas Shareholders which are not Small Ineligible Overseas Shareholders, and after deducting any other fees, taxes (other than stamp duty) and charges, other than brokerage in relation to the sale of Nominee Cash Out Securities attributable to other Participating Alinta Shareholders) and any income referable to those Nominee Cash Out Securities.

(e) Within 5 Business Days after the receipt by the Bidder of the remittance under clause 3.8(d)(ii), Alinta must procure the Bidder to do all things required to ensure payment by cheque in Australian dollars to each Participating Alinta Shareholder of the sum of the following amounts:

(i) a proportion of the net proceeds of sale (less any deducted fees, taxes and charges, other than stamp duty and brokerage) and income derived from BBI EPS equal to the proportion that the number of BBI EPS issued to the Nominee under this clause 3.8 in respect of that Participating Alinta Shareholder (if any) bears to the total number of BBI EPS issued to the Nominee under this clause 3.8 in respect of all such Participating Alinta Shareholders;

(ii) a proportion of the net proceeds of sale (less any deducted fees, taxes and charges, other than stamp duty and brokerage) and income derived from BBI Securities equal to the proportion that the number of BBI Securities issued to the Nominee under this clause 3.8 in respect of that Participating Alinta Shareholder bears to the total number of BBI Securities issued to the Nominee under this clause 3.8 in respect of all such Participating Alinta Shareholders;

(iii) a proportion of the net proceeds of sale (less any deducted fees, taxes and charges, other than stamp duty and brokerage) and income derived from BBP Securities equal to the proportion that the number of BBP Securities issued to the Nominee under this clause 3.8 in respect of that Participating Alinta Shareholder bears to the total number of BBP Securities issued to the Nominee under this clause 3.8 in respect of all such Participating Alinta Shareholders;

(iv) a proportion of the net proceeds of sale (less any deducted fees, taxes and charges, other than stamp duty and brokerage) and income derived from BBW Securities equal to the proportion that the number of BBW Securities issued to the Nominee under this clause 3.8 in respect of that Participating Alinta Shareholder bears to the total number of BBW Securities issued to

the Nominee under this clause 3.8 in respect of all such Participating Alinta Shareholders; and

(v) a proportion of the net proceeds of sale (less any deducted fees, taxes and charges, other than stamp duty and brokerage) and income derived from APA Group Securities equal to the proportion that the number of APA Group Securities transferred to the Nominee under this clause 3.8 in respect of that Participating Alinta Shareholder bears to the total number of APA Group Securities transferred to the Nominee under this clause 3.8 in respect of all such Participating Alinta Shareholders,

provided that the amount payable to an Ineligible Overseas Shareholder who is not a Small Ineligible Overseas Shareholder (**Other Ineligible Overseas Shareholder**) shall be reduced by a pro rata amount of the brokerage paid by the Nominee in relation to the sale of Nominee Cash Out Securities attributable to all Other Ineligible Overseas Shareholders (with such pro rating to be performed based on the values of the Nominee Cash Out Securities attributable to each Other Ineligible Overseas Shareholder, subject to such arrangements as Alinta and the Bidder agree are reasonable regarding rounding).

(f) Each Participating Alinta Shareholder appoints Alinta as its agent to receive on its behalf any financial services guide or other notices which may be given by the Nominee to that Share Scheme Participant.

3.9 Fractional entitlements

(a) If the number of Scheme Shares held by a Share Scheme Participant is such that the aggregate entitlement of that Share Scheme Participant to each or any of BBI EPS, BBI Securities, BBP Securities and BBW Securities is not a whole number, then (subject to the terms of schedule 1) the entitlement in each case must be rounded up or down to the nearest whole number, with fractions of 0.5 being rounded up. Entitlements to be issued to the Nominee will be treated as a single entitlement for this purpose rather than as individual entitlements in respect of each relevant Participating Alinta Shareholder.

(b) If the Bidder reasonably believes that a Share Scheme Participant has manipulated its holding of Scheme Shares to take advantage of rounding or of any other allocation mechanism (for example by splitting one holding of Scheme Shares into a number of holdings of Scheme Shares) then the entitlements of that Share Scheme Participant (and any other Share Scheme Participant(s) that the Bidder reasonably believes to be involved in such manipulation) will be aggregated and treated as though the suspected manipulation had not occurred for the purposes of the relevant rounding or other allocation decision.

(c) Clauses 3.9(a) and 3.9(b) above are subject to the overriding principle that in no event shall the total numbers of BBI EPS or B&B Fund Securities issued under this Share Scheme exceed the numbers referred to in paragraph 1(h) of schedule 1, and in the event that clauses 3.9(a) and 3.9(b) above would otherwise have that effect, fractional entitlements will be adjusted in good faith by the Bidder and Alinta so

that as many as possible of the available securities (but no more than the available securities) are allocated under this Share Scheme.

(d) If the number of Scheme Shares held by a Share Scheme Participant is such that the aggregate entitlement of that Share Scheme Participant to APA Group Securities is not a whole number, then the entitlement will be rounded down to the nearest whole number of securities and the cash component of the APA Distribution provided to that Share Scheme Participant will be increased by an amount equal to the rounded fraction multiplied by the value of an APA Group Security based on the volume weighted average price on ASX on the Business Day which is two Business Days prior to the Implementation Date.

(e) Any cash amount payable to a Share Scheme Participant, whether by the Bidder, Alinta or the Nominee, shall be rounded down to the nearest whole cent.

3.10 Registration and holding statements

(a) Alinta must procure the Bidder to register, or cause to be registered, the Share Scheme Participants, as the holders of the BBI EPS and B&B Fund Securities to which they become entitled under this Share Scheme (other than securities to be issued to the Nominee) on:

(i) if the Scheme Shares were held by the Share Scheme Participant on the Record Date on an uncertificated issuer sponsored sub-register of Scheme Shares, an uncertificated issuer sponsored sub-register of BBI EPS and B&B Fund Securities (respectively); or

(ii) if the Scheme Shares were held by the Share Scheme Participant on the Record Date on an uncertificated CHESS Sub-register of Scheme Shares, on an uncertificated CHESS Sub-register of BBI EPS and B&B Fund Securities (respectively),

in either case, such registration to occur on the Implementation Date immediately after the transfer of the Scheme Shares to the Bidder in accordance with clause 3.1(a).

(b) Alinta must procure the Bidder to register, or cause to be registered, the Nominee, as the holder of each of the BBI EPS and B&B Fund Securities to be issued to it under this Share Scheme on an uncertificated issuer sponsored sub-register or on an uncertificated CHESS Sub-register, as determined by the Bidder in its absolute discretion, such registration to occur on the Implementation Date immediately after the transfer of the Scheme Shares to the Bidder takes effect under clause 3.1(a).

(c) On the Implementation Date, Alinta must procure the Bidder to (as transferee) execute the share transfer forms (or master share transfer form) referred to in clauses 3.2(a) and 3.2(b) and must deliver that executed form (or those executed forms) to Alinta for registration, and Alinta must then immediately register the Bidder as the holder of the Scheme Shares in the Alinta Share Register.

(d) On, or as soon as practicable after, the Implementation Date, Alinta must procure the Bidder to send, or cause to be sent, holding statements or notices confirming the issue and allotment of BBI EPS and B&B Fund Securities to:

(i) the Share Scheme Participants who become entitled to those securities under this Share Scheme; and

(ii) the Nominee who is to be issued those securities under this Share Scheme,

by prepaid post to their Registered Address (or, in the case of the Nominee, the address notified by the Nominee to the Bidder).

3.11 Interest

(a) Any interest earned on the proceeds of sale of APA Group Securities, B&B Fund Securities or BBI EPS following sale by the Nominee will be paid to and retained by the Bidder.

(b) For the avoidance of doubt, any interest accruing on any Alinta trust account in which Share Scheme Consideration or APA Distribution moneys are held shall be and remain the property of Alinta.

3.12 Joint holders

In the case of Scheme Shares held in joint names, any uncertificated holding statements for, or notices confirming the issue or payment of, in each case, BBI EPS and B&B Fund Securities to be issued to Share Scheme Participants, any cash component to be paid to Share Scheme Participants and any proceeds of sale to be paid to Share Scheme Participants under clause 3.8, will be issued or paid in the names of the joint holders and will be forwarded to the Registered Address.

3.13 New B&B Fund Securities to rank equally

Each BBI Security, BBP Security and BBW Security issued under the Share Scheme will rank pari passu in all respects (including as to distributions) with all other BBI Securities, BBP Securities and BBW Securities (as the case may be) at the date of issue (provided that they will not rank for the distributions for the half year to 30 June 2007).

3.14 Withholding tax

Any amount payable to a Share Scheme Participant (including under clauses 3.6 or 3.8) shall be reduced by the amount of any withholding or other tax which Alinta or the Bidder believes, based on professional advice, is required by any taxation or other law to be withheld in respect of such amount, and payment of such amount to the relevant taxation or other authority within any required statutory period shall fully and finally discharge the Bidder's and Alinta's obligations in respect of such amount (although Alinta must procure the Bidder on request, or if required by law, to provide a receipt or other evidence of such payment to each affected Share Scheme Participant).

4. DEALINGS IN ALINTA SHARES

4.1 Dealings in Alinta Shares by Share Scheme Participants

For the purposes of establishing who is a Share Scheme Participant, dealings in Alinta Shares will be recognised by Alinta provided that the transferee is registered as the holder of the relevant Alinta Shares on the Record Date, and Alinta will not accept for registration or recognise for the purpose of establishing who are Share Scheme Participants any transfer or transmission application in respect of Alinta Shares received after the Record Date.

4.2 Alinta Share Register

For the purpose of determining entitlements to participate in this Share Scheme, Alinta must maintain, or procure the maintenance of, the Alinta Share Register in accordance with the provisions of this clause 4, and the Alinta Share Register in this form and the terms of this Share Scheme solely determine the entitlements to the Relevant Consideration Alternative and the APA Distribution.

4.3 Holding statements of no effect from Record Date

From the Record Date, all holding statements for Scheme Shares as at the Record Date will cease to have effect as documents of title, and each entry on the Alinta Share Register at the Record Date will cease to have any effect other than as evidence of the entitlements of Share Scheme Participants to the Relevant Consideration Alternative and the APA Distribution.

4.4 Alinta to provide contact information for Share Scheme Participants

As soon as practicable after the Record Date and in any event by no later than the end of the second day after the Record Date, Alinta will give to the Bidder or procure that the Bidder is given details of the name, Registered Address and the number of Alinta Shares held by each Share Scheme Participant, as shown in the Alinta Share Register at the Record Date, and details of all elections, in whatever form the Bidder reasonably requires.

5. GENERAL PROVISIONS

5.1 Appointment of agent and attorney

Each Share Scheme Participant without the need for any further act on their part, irrevocably appoints Alinta and any of its directors as its agent and attorney for the purpose of:

(a) executing any document or doing any other act necessary to give effect to the terms of this Share Scheme; and

(b) enforcing the Deed Poll against the Bidder and the Covenantors,

and Alinta accepts such appointment. Alinta, as agent of each Share Scheme Participant, may sub-delegate its functions under this clause 5.1 to all or any of its directors and secretaries (severally).

5.2 Enforcement of Deed Poll

Alinta undertakes in favour of each Share Scheme Participant that it will enforce the Deed Poll against the Bidder and the Covenantors on behalf of and as agent and attorney for the Share Scheme Participants.

5.3 Share Scheme Participants' consent

Each Share Scheme Participant:

(a) consents to Alinta doing all things and executing all deeds, instruments, transfers or other documents as may be necessary, incidental or expedient to the implementation and performance of the Share Scheme and Alinta, as agent of each Share Scheme Participant, may sub-delegate its functions under this clause 5.3(a) to any of its directors and officers, severally;

(b) acknowledges that the Share Scheme binds Alinta and all of the Alinta Shareholders from time to time (including those who do not attend the Scheme Meeting, do not vote at that meeting or vote against the Share Scheme or against any required resolution under section 256C(1) of the Corporations Act);

(c) agrees to the transfer of their Alinta Shares, together with all rights and entitlements attaching to those Alinta Shares (other than entitlements to the APA Distribution), to the Bidder, in accordance with the Share Scheme;

(d) from the Effective Date until the Bidder is registered as holder of all Alinta Shares:

   (i) irrevocably appoints Alinta and each of its directors and officers, jointly and severally, as its attorney and agent (and directs Alinta in such capacity) to:

      (A) appoint the chairman of the Bidder as its sole proxy and, where applicable, corporate representative to attend shareholders' meetings of Alinta;

      (B) exercise the votes attaching to the Alinta Shares registered in the name of the Share Scheme Participant;

      (C) sign any Alinta Shareholders' resolution; and

   (ii) must take all other action in the capacity of a registered holder of Alinta Shares as the Bidder reasonably directs.

   No Share Scheme Participant may attend or vote at any of those meetings or sign any Alinta Shareholders' resolution (whether in person, by proxy or by corporate representative) other than under this clause 5.3(d). Alinta undertakes in favour of each Share Scheme Participant that it will appoint the chairman of the Bidder as the Share Scheme Participant's proxy or, where applicable, corporate representative in accordance with this clause 5.3(d);

(e) agrees to become a holder of any APA Group Securities, BBI EPS and B&B Fund Securities to which they become entitled under the Share Scheme, and to be bound

by the constitutions of the issuers of those securities (as amended from time to time), and that its holdings of those securities will be registered in the same names as its holding of Scheme Shares; and

(f) agrees that all binding instructions or notifications between them and Alinta relating to Scheme Shares or to their status as an Alinta Shareholder (including, without limitation, any instructions relating to communications from Alinta and whether distributions are to be paid by cheque or into a specified bank account) will, to the extent permitted, from the Implementation Date be deemed, by reason of the Scheme, to be similarly binding instructions or notifications to, and accepted by, BBI, BBP, BBW and the BBI EPS Issuer in respect of respectively any BBI Securities, BBP Securities, BBW Securities and BBI EPS that are issued to them under the Scheme until those instructions or notifications are, in each case, revoked or amended in writing addressed to, as applicable, BBI, BBP, BBW or the BBI EPS Issuer (at its registered address from time to time).

5.4 Amendments to the Share Scheme

If the Court proposes to approve the Share Scheme subject to any alterations or conditions, Alinta may, by its counsel or solicitors, and with the consent of the Bidder, consent to those alterations or conditions on behalf of all persons concerned, including a Share Scheme Participant.

5.5 GST

Alinta must pay to the Share Scheme Participants an amount equal to any GST for which the Share Scheme Participants are liable on any supply by the Share Scheme Participants under or in connection with the Share Scheme, without deduction or set off of any other amount.

5.6 Share Scheme Participant warranty

Each Share Scheme Participant is taken to have warranted to the Bidder that all of their Alinta Shares (including any rights attaching to those Alinta Shares) which are transferred under the Scheme will, at the date of transfer, be fully paid and free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise, and restrictions on transfer of any kind, and that they have full power and capacity to transfer their Alinta Shares together with any rights attaching to those Alinta Shares.

6. MISCELLANEOUS

6.1 Inconsistencies

To the extent of inconsistency between this Share Scheme and the Alinta Constitution, and to the extent permitted by law, this Share Scheme overrides the Alinta Constitution and binds Alinta and all Alinta Shareholders.

6.2 Further assurance

Alinta will execute all deeds and other documents and do all acts and things necessary or expedient for the implementation and performance of this Share Scheme and will, on behalf of Share Scheme Participants, procure the Bidder to execute all documents and do all acts and things necessary or desirable for the implementation and performance of the steps attributed to the Bidder under this Share Scheme.

6.3 Costs

Any costs, and any stamp duty and any related fines or penalties, which are payable on or in respect of this Share Scheme or on any document referred to in this Share Scheme (including any document relating to the APA Distribution) will be paid as provided for in clause 16.3(a) of the Amended and Restated Scheme Implementation Agreement. For the avoidance of doubt, the Share Scheme Participants do not have to pay any stamp duty, related fines or penalties which are payable on or in respect of this Share Scheme or any document referred to in this Share Scheme (including any document relating to the APA Distribution).

6.4 Governing law

This Share Scheme is governed by the laws of the State of New South Wales, Australia.

6.5 Notices

Any notice or other communication to Alinta in respect of this Share Scheme must be in legible writing and in English and:

(a) addressed as shown below:

Attention:	Yasmin Broughton / Patrick McCole
Address:	Alinta Plaza, 12-14 The Esplanade, Perth, WA 6000
Fax no:	+61 8 6213 7001

(b) must be signed by the person making the communication or by a person duly authorised by that person;

(c) must be delivered or posted by prepaid post to the address, or sent by fax to the fax number, of Alinta in accordance with clause 6.5(a); and

(d) will be regarded as received by Alinta:

(i) if sent by fax:

(A) by 5.00pm (local time in the place of receipt) on a Business Day – on that day;

(B) after 5:00pm (local time in the place of receipt) on a Business Day – the next Business Day; and

(ii) if sent by mail:

(A) within Australia – 3 Business Days after posting; or

(B) to or from a place outside Australia – 7 Business Days after posting.

6.6 Lodgement of Court order with ASIC

Unless Alinta and the Bidder otherwise agree, Alinta must lodge with ASIC an office copy of the Court order that approves this Share Scheme under section 411(4)(b) of the Corporations Act by 5:00pm on the first Business Day after the day on which the Court approves this Share Scheme.

SCHEDULE 1

RELEVANT CONSIDERATION ALTERNATIVES

1. **Allocation of Share Scheme Consideration**

A Share Scheme Participant may, subject to the Share Scheme, elect to:

- receive the Base Consideration adjusted as set out in paragraph (b) below (**Default Consideration**); or
- maximise the BBI EPS component of the consideration that it will receive under the Share Scheme as set out in this schedule (**Maximum Preference Shares Consideration**); or
- maximise the cash component of the consideration that it will receive under the Share Scheme as set out in this schedule (**Maximum Cash Consideration**); or
- maximise the B&B Fund Securities component of the consideration that it will receive under the Share Scheme as set out in this schedule (**Maximum Securities Consideration**); or
- receive the Default Consideration and participate in the Cash Out Facility (**Cash Out Alternative**).

The Value per Scheme Share of each of the Default Consideration, the Maximum Preference Shares Consideration, the Maximum Cash Consideration and the Maximum Securities Consideration will be equal to the Value of the Base Consideration (subject to any differences attributable to rounding in accordance with clause 3.9 and this schedule).

For simplicity (except as specifically mentioned below) this schedule treats a Relevant Consideration Alternative as received by a Share Scheme Participant even where it will be dealt with on its behalf under the Cash Out Facility under clause 3.8 of the Share Scheme.

The components of each Relevant Consideration Alternative will be determined as follows:

(a) Each Share Scheme Participant that validly elects to receive the Maximum Preference Shares Consideration will receive:

  (i) a priority allocation of BBI EPS equal in Value to the lesser of the following amounts:

    (A) $12,000 (subject to adjustment as set out below); and

    (B) the Value of the Base Consideration multiplied by the number of Scheme Shares held by the Share Scheme Participant.

  If the total number of BBI EPS allocated to all Share Scheme Participants under the priority allocation would exceed the BBI EPS Cap, then the maximum allocation amount referred to in paragraph 1(a)(i)(A) above will be reduced by the smallest whole number necessary to ensure that the

priority allocation does not exceed the BBI EPS Cap. Any residual BBI EPS remaining under the BBI EPS Cap following the reduction of the maximum allocation amount referred to in paragraph 1(a)(i)(A) above will be allocated to Share Scheme Participants with fractional entitlements under the priority allocation on an equitable basis to be determined in good faith by the Bidder and Alinta and so that as many as possible available BBI EPS (but no more than the available BBI EPS) are allocated to Share Scheme Participants; and

(ii) if the priority allocation does not result in the allocation of all BBI EPS under the BBI EPS Cap, a secondary allocation of BBI EPS equal in Value to the Value of the Base Consideration multiplied by the number of Scheme Shares held by the Share Scheme Participant, less the Value of the priority allocation received by that Share Scheme Participant in accordance with paragraph 1(a)(i). If the total number of BBI EPS allocated to all Share Scheme Participants under the priority allocation and the secondary allocation would exceed the BBI EPS Cap, then the secondary allocation of BBI EPS will be scaled-back on a pro-rata basis (according to the number of BBI EPS allocated to each Share Scheme Participant under the secondary allocation) so that the total number of BBI EPS allocated is equal to the BBI EPS Cap (with rounding of fractional entitlements to occur on an equitable basis to be determined in good faith by the Bidder and Alinta to ensure that as many as possible available BBI EPS (but no more than the available BBI EPS) are allocated).

(b) Each Share Scheme Participant that validly elects or is deemed to have elected the Default Consideration will be allocated, for each Scheme Share held by that Share Scheme Participant, the Base Consideration subject to any adjustment in accordance with the definition of Base Consideration and further adjusted as follows:

(i) the number of BBI EPS per Scheme Share will be equal to the lowest of:

(A) 1.599; and

(B) the Residual BBI EPS divided by the total number of Scheme Shares held by Share Scheme Participants that will receive the Default Consideration (including under the Cash Out Alternative); and

(C) if the Residual BBI EPS is less than 250 million, zero;

(ii) the amount of cash and the numbers of B&B Fund Securities per Scheme Share will each be increased (in the same relative proportions as the Cash Component and the B&B Fund Securities Component) so that the aggregate Value of the cash and B&B Fund Securities is equal to the Value of the Base Consideration less the Value of the number of BBI EPS (if any) per Scheme Share allocated in accordance with paragraph 1(b)(i). (For the avoidance of doubt, the cash per Scheme Share will not be less than $8.925.)

(c) If the Residual BBI EPS is less than 250 million, the aggregate number of BBI EPS and BBI Securities that form part of the total consideration available under the Share Scheme in respect of all Scheme Shares will be adjusted as follows:

(i) the total number of BBI EPS available to Share Scheme Participants will be reduced from the BBI EPS Cap to the number that are allocated under paragraph 1(a) to Share Scheme Participants that receive the Maximum Preference Shares Consideration; and

(ii) the total number of BBI Securities available to Share Scheme Participants will be increased by a number equal to the Value of the Residual BBI EPS divided by the Value of a BBI Security.

(d) Each Share Scheme Participant that validly elects to receive the Maximum Cash Consideration will be allocated, for each Scheme Share held by that Share Scheme Participant, a cash amount with a Value equal to the lesser of:

(i) the Value of the Base Consideration; and

(ii) the Value of the Maximum Cash Cap divided by the number of Scheme Shares held at the Record Date by all Share Scheme Participants that will receive the Maximum Cash Consideration.

(For the avoidance of doubt, the cash per Scheme Share will not be less than $8.925.)

(e) Each Share Scheme Participant that validly elects to receive the Maximum Securities Consideration will be allocated, for each Scheme Share held by that Share Scheme Participant, a number of B&B Fund Securities (in the same relative proportions as the B&B Fund Securities Component) with a Value equal to the lesser of:

(i) the Value of the Base Consideration; and

(ii) the Value of the Maximum Securities Cap divided by the number of Scheme Shares held at the Record Date by all Share Scheme Participants that will receive the Maximum Securities Consideration.

(f) To the extent that:

(i) the Value of the allocation of BBI EPS under paragraph (a) in respect of each Scheme Share held by a Share Scheme Participant that will receive the Maximum Preference Shares Consideration;

(ii) the Value of the allocation of cash under paragraph (d) in respect of each Scheme Share held by a Share Scheme Participant that will receive the Maximum Cash Consideration; or

(iii) the Value of the allocation of B&B Fund Securities under paragraph (e) in respect of each Scheme Share held by a Share Scheme Participant that will receive the Maximum Securities Consideration,

is less than the Value of the Base Consideration, then the Residual BBI EPS (except where paragraph 1(c) applies), the Residual Cash and the Residual B&B Fund Securities (as applicable) will be allocated in the same relative proportions to each such Relevant Consideration Alternative so that the aggregate Value of the BBI EPS, cash and B&B Fund Securities allocated in respect of each Scheme Share held by a Share Scheme Participant that will receive the Relevant Consideration Alternative is equal to the Value of the Base Consideration.

(g) All Share Scheme Participants will be allocated, for each Scheme Share held by that Share Scheme Participant, the APA Distribution regardless of which Relevant Consideration Alternative they receive.

(h) It is an overriding principle (subject only to paragraph (i) below) that no more cash shall be payable in aggregate than the Total Cash Available, no more BBI EPS shall be issued in aggregate than the BBI EPS Cap reduced (if applicable) under paragraph (c)(i), and no more B&B Fund Securities shall be issued in aggregate than the Total Securities Available.

(i) Notwithstanding the foregoing, and in particular paragraph (b), an equal Value of BBI Securities will be substituted for any BBI EPS:

(i) included in the Default Consideration attributable to Ineligible Overseas Shareholders; or

(ii) included in any Relevant Consideration Alternative received by a NZ Shareholder (or dealt with on its behalf under the Cash Out Facility under clause 3.8 of the Share Scheme),

but such substitution shall be ignored for the purposes of calculating the other caps and allocations dealt with in this schedule, which shall be calculated before such substitution.

2. Definitions

The following definitions apply in this schedule:

B&B Fund Securities Component means, for each Scheme Share:

(a) that component of the Share Scheme Consideration made up of B&B Fund Securities as set out in the paragraphs (c), (d) and (e) of the definition of Base Consideration;

plus

(b) (in respect of BBI Securities) the number by which the total number of BBI Securities available to Share Scheme Participants is increased under paragraph 1(c)(ii) (if any) divided by the total number of Scheme Shares.

BBI EPS Cap means the maximum number of BBI EPS that are available to be issued as consideration under the Share Scheme, being (800 million x X/(X+Y)), where X is the

number of Alinta Shares on issue at the Record Date and Y is the number of Alinta Options on issue at the Record Date.

Cash Component means, for each Scheme Share the amount referred to in paragraph (a) of the definition of Base Consideration.

Default Cash Allocation means the total amount of cash that is allocated to the Default Consideration in accordance with paragraph 1(b) (including under the Cash Out Alternative).

Default Securities Allocation means the total number of B&B Fund Securities that are allocated to the Default Consideration in accordance with paragraph 1(b) (including under the Cash Out Alternative).

Maximum Cash Cap means an amount equal to the Total Cash Available less the Default Cash Allocation.

Maximum Securities Cap means the Total Securities Available less the Default Securities Allocation.

Residual BBI EPS means the number of BBI EPS equal to the BBI EPS Cap less the number of BBI EPS allocated to the Maximum Preference Shares Consideration in accordance with paragraph 1(a).

Residual Cash means an amount equal to the Maximum Cash Cap less the amount of cash allocated to the Maximum Cash Consideration in accordance with paragraph 1(d).

Residual B&B Fund Securities means the number of B&B Fund Securities equal to the Maximum Securities Cap less the number of B&B Fund Securities allocated to the Maximum Securities Consideration in accordance with paragraph 1(e).

Total Cash Available means the total amount of cash available to Share Scheme Participants under the Share Scheme, being the Cash Component multiplied by the number of Scheme Shares.

Total Securities Available means the total number of B&B Fund Securities available to Share Scheme Participants under the Share Scheme, being the B&B Fund Securities Component multiplied by the number of Scheme Shares.

Value means, in relation to consideration:

(a) for any part of that consideration that consists of a cash amount or BBI EPS, that cash amount or the face value of those BBI EPS (respectively); and

(b) for any part of that consideration that consists of securities listed on ASX, the value of those securities based on the volume weighted average price of those securities on ASX over the 5 Business Day period immediately after the date on which the Scheme Meeting is held.

BLAKE DAWSON WALDRON

LAWYERS

Scheme of Arrangement (Option Scheme)

Alinta Limited

The holders of options to subscribe for fully paid ordinary shares in Alinta Limited

Level 39
101 Collins Street
MELBOURNE VIC 3000
Telephone: (03) 9679 3000
Fax: (03) 9679 3111

Ref: MMCD CROL 03 1409 8127

CONTENTS

1. **INTERPRETATION** **1**

1.1 Definitions 1
1.2 Interpretation 4
1.3 Business Day 5

2. **CONDITIONS** **5**

2.1 Conditions precedent to the Option Scheme 5
2.2 Certificate in relation to conditions 5
2.3 Conditional on Share Scheme 5
2.4 Effective Date 6
2.5 End date 6

3. **OPTION SCHEME** **6**

3.1 The Option Scheme 6
3.2 Cancel Alinta Options 6
3.3 Alinta to provide contact information for Option Scheme Participants 6

4. **OPTION SCHEME CONSIDERATION** **6**

5. **DEALINGS IN ALINTA OPTIONS** **7**

5.1 Alinta Option Register 7
5.2 Exercise restrictions on Alinta Options 7

6. **GENERAL PROVISIONS** **7**

6.1 Appointment of agent and attorney 7
6.2 Enforcement of Deed Poll 7
6.3 Option Scheme Participants' consent 7
6.4 Amendments to the Option Scheme 8
6.5 GST 8

7. **MISCELLANEOUS** **8**

7.1 Inconsistencies 8
7.2 Further assurance 8
7.3 Costs 8
7.4 Governing law 9
7.5 Notices 9
7.6 Lodgement of Court order with ASIC 9

SCHEME OF ARRANGEMENT MADE UNDER SECTION 411 OF THE CORPORATIONS ACT 2001 (CTH)

PARTIES

Alinta Limited ABN 11 119 985 590 of Alinta Plaza, 12-14 The Esplanade, Perth, Western Australia, 6000 (**Alinta**)

The holders of options to subscribe for fully paid ordinary shares in Alinta

RECITALS

A. Alinta is a public company incorporated in the State of Western Australia. It is admitted to the Official List of ASX and Alinta Shares are quoted on the stock market conducted by ASX.

B. Alinta has 5,461,435 Alinta Options on issue as at 27 June 2007.

C. Alinta, Bidder and the Covenantors have entered into the Amended and Restated Scheme Implementation Agreement pursuant to which, among other things, Alinta has agreed to propose and (subject to the satisfaction of certain conditions) implement the Share Scheme and this Option Scheme.

D. If this Option Scheme becomes Effective, then:

(a) the Alinta Options will be cancelled; and

(b) Alinta will provide the Option Scheme Consideration to the Option Scheme Participants for each Alinta Option held by those Option Scheme Participants,

each step to be taken in accordance with the provisions of this Option Scheme.

E. Bidder and the Covenantors have entered into the Deed Poll for the purpose of covenanting in favour of the Alinta Optionholders to perform their obligations under the Option Scheme and the Amended and Restated Scheme Implementation Agreement.

OPERATIVE PROVISIONS

1. INTERPRETATION

1.1 Definitions

In this Option Scheme, unless the contrary intention appears or the context requires otherwise:

Alinta Board means the board of directors of Alinta.

Alinta Constitution means the constitution of Alinta.

Alinta Director means a director of Alinta.

Alinta Option means each option to subscribe for an Alinta share.

Alinta Optionholder means each person entered in the Alinta Option Register as a holder of Alinta Options.

Alinta Option Register means the register of Alinta Optionholders maintained under section 170 of the Corporations Act.

Amended and Restated Scheme Implementation Agreement means the agreement dated 11 May 2007 between Alinta, Bidder and the Covenantors to carry into effect, among other things, the Option Scheme, as amended.

APA Distribution has the meaning given in the Share Scheme.

ASIC means the Australian Securities and Investments Commission.

ASX means the ASX Limited ABN 98 008 624 691.

Base Consideration has the meaning given to it in the Share Scheme.

Bidder means ES & L Pty Limited ACN 124 513 971.

Bidder Board means the board of directors of Bidder.

Bidder Director means a director of Biddder.

Booklet means the booklet prepared under section 412 of the Corporations Act for distribution to Alinta Optionholders explaining the Share Scheme and Option Scheme and containing, among other things, the explanatory statement as required by Part 5.1 of the Corporations Act in relation to the Option Scheme.

Business Day means a day (other than a Saturday, Sunday or public holiday) on which banks are open for general banking business in Melbourne, Sydney, Perth and Singapore.

Corporations Act means the Corporations Act 2001 (Cth) and the regulations made under that Act.

Court means the Federal Court of Australia.

Covenantor has the meaning given to it in the Amended and Restated Scheme Implementation Agreement.

Deed Poll means the deed poll dated 3 July 2007 executed by Bidder and the Covenantors in favour of the Option Scheme Participants, among others (subject to any amendments permitted by its terms).

Effective means the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order the Court made under section 411(4)(b) (and, if applicable, section 411(6)) in relation to the Share Scheme.

Effective Date means the date on which the Option Scheme becomes Effective.

Exercise Deadline means 5.00pm (Perth time) on the day which is 2 Business Days before the Share Scheme Record Date.

GST has the same meaning as GST in the A New Tax System (Goods & Services Tax) Act 1999 (Cth).

Implementation means the implementation of the Share Scheme or the Option Scheme (as the case may be), upon it becoming Effective.

Implementation Date means 31 August 2007, being the day which is 6 Business Days after the Record Date (or any other date agreed in writing by Alinta and Bidder).

Official List means the official list of ASX.

Option Scheme means the scheme of arrangement between Alinta and Alinta Optionholders as set out in this document, subject to any alterations or conditions agreed to by Alinta and the Bidder which are made or required by the Court pursuant to section 411 of the Corporations Act.

Option Scheme Consideration means a cash amount equal to the Value of the sum of the Base Consideration (after adding back the amount of any Transaction Dividend that was deducted from it) and the APA Distribution (adding back the amount of any Transaction Dividend or capital reduction that was deducted from it but without any double counting) per Alinta Option less the amount (if any) of the exercise price payable in respect of the relevant Alinta Option, being the consideration to be provided by Alinta to Alinta Optionholders for the cancellation of each Alinta Option under the terms of this Option Scheme.

Option Scheme Participant means each Alinta Optionholder on the Record Date.

Record Date means 7.00pm (Sydney time) on the day which is 4 Business Days after the Effective Date, or any other date agreed in writing by Alinta and Bidder to be the record date to determine entitlements to receive Option Scheme Consideration under the Option Scheme.

Registered Address means, in relation to an Option Scheme Participant, the address of that Option Scheme Participant shown in the Alinta Option Register on the Record Date.

Scheme Meeting means the meeting to be convened by the Court pursuant to section 411(1) of the Corporations Act, to consider the Option Scheme.

Scheme Option means an Alinta Option on issue at the Record Date.

Second Court Date means the first day on which the Court hears the application for an order under section 411(4)(b) approving the Share Scheme or, if the application is adjourned or subject to appeal for any reason, the first day on which the adjourned or appealed application is heard.

Share Scheme means a scheme of arrangement between Alinta and Alinta Shareholders as set out in this document, subject to any alterations or conditions agreed to by Alinta and the

Bidder which are made or required by the Court pursuant to section 411 of the Corporations Act.

Share Scheme Record Date has the meaning given to "Record Date" in the Share Scheme.

Transaction Dividend has the meaning given to it in the Share Scheme.

Value has the meaning given to it in schedule 1 of the Share Scheme.

1.2 **Interpretation**

In this Option Scheme, unless the contrary intention appears or the context requires otherwise:

(a) words and phrases (other than those defined in clause 1.1) have the same meaning (if any) given to them in the Corporations Act;

(b) the singular includes the plural and vice versa;

(c) each gender includes the other genders;

(d) references to persons includes references to individuals, corporations, other bodies corporate or bodies politic;

(e) references to paragraphs or clauses are to a paragraph or clause of this document;

(f) a reference to a statute, regulation or agreement is to such a statute, regulation or agreement as from time to time amended;

(g) a reference to a section is a reference to a section of the Corporations Act;

(h) a reference to a person includes a reference to a person's executors, administrators, successors, substitutes (including, without limitation, persons taking by novation) and assigns;

(i) if a time period is specified and dates from a given date or the day of an act or event, it is to be calculated exclusive of that day;

(j) a reference to a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later;

(k) a reference to any time is a reference to that time in Sydney, Australia, unless otherwise indicated;

(l) a reference to 'dollars' or '$' is to the lawful currency of the Commonwealth of Australia;

(m) a reference to a document is to that document as varied, novated, ratified or replaced from time to time;

(n) the interpretation of a substantive provision is not affected by any heading; and

(o) 'includes' in any form is not a word of limitation.

1.3 Business Day

Except where otherwise expressly provided, where the day on which any act, matter or thing is to be done is a day other than a Business Day, that act, matter or thing shall be done on the next Business Day.

2. CONDITIONS

2.1 Conditions precedent to the Option Scheme

This Option Scheme is conditional upon:

(a) each condition precedent set out in clauses 3.2 and 3.3 of the Amended and Restated Scheme Implementation Agreement being satisfied or, subject to the terms of the Amended and Restated Scheme Implementation Agreement, being waived or taken to have been waived; and

(b) as at 8.00am on the Second Court Date, the Amended and Restated Scheme Implementation Agreement having not been terminated.

2.2 Certificates in relation to conditions

(a) Alinta must provide to the Court on the Second Court Date a certificate which is authorised by the Alinta Board and signed by at least one Alinta Director (or such other evidence as the Court may request) stating whether or not, to the best of its knowledge, the conditions precedent set out in clause 3.2 (other than clause 3.2(b)) and clause 3.3 (other than clause 3.3(b)) of the Amended and Restated Scheme Implementation Agreement, have been satisfied or, subject to the terms of the Amended and Restated Scheme Implementation Agreement, waived or taken to be waived.

(b) Alinta must procure the Bidder to provide to the Court on the Second Court Date a certificate which is authorised by the Bidder Board and signed by at least one Bidder Director (or such other evidence as the Court may request) stating whether or not, to the best of its knowledge, the conditions precedent set out in clause 3.2 (other than clause 3.2(b)) and clause 3.3 (other than clause 3.3(b)) of the Amended and Restated Scheme Implementation Agreement, have been satisfied or, subject to the terms of the Amended and Restated Scheme Implementation Agreement, waived or taken to be waived.

(c) The certificates referred to in clauses 2.2(a) and (b) together constitute conclusive evidence that such conditions precedent are satisfied, waived or taken to be waived.

2.3 Conditional on Share Scheme

Implementation of the Option Scheme is conditional on Implementation of the Share Scheme and no party is obliged to implement the Option Scheme unless Implementation of the Share Scheme has first occurred.

2.4 Effective Date

This Option Scheme takes effect on the Effective Date.

2.5 End date

Subject to any extension under clause 3.7 of the Amended and Restated Scheme Implementation Agreement, and, if required, approval by the Court, this Option Scheme lapses and has no further force or effect if the Effective Date is not on or before 30 November 2007.

3. OPTION SCHEME

3.1 The Option Scheme

(a) Subject to provision by the Bidder of the Option Scheme Consideration in accordance with clause 4, the Alinta Options, together with all rights and entitlements attaching to those options as at the Implementation Date, will, without the need for any further act by any Option Scheme Participant (other than acts performed by Alinta or its directors as attorney or agent for Option Scheme Participants under clauses 3.2 and 6.1), be cancelled (and such cancellation deemed to be effective) on the Implementation Date immediately following Implementation of the Share Scheme.

(b) Alinta will, subject to the terms of the Option Scheme, provide each Option Scheme Participant with the Option Scheme Consideration for each Alinta Option held by that Option Scheme Participant. For the avoidance of doubt, Option Scheme Participants will be entitled to receive the Option Scheme Consideration for their Alinta Options, regardless of whether the Alinta Options were vested or not as at the Effective Date.

3.2 Cancel Alinta Options

Subject to Bidder providing the Option Scheme Consideration in accordance with clause 4, Alinta will do all things necessary to cancel the Alinta Options on the Implementation Date.

3.3 Alinta to provide contact information for Option Scheme Participants

As soon as practicable after the Record Date and in any event by no later than the end of the second day after the Record Date, Alinta will give to Bidder or procure that Bidder is given details of the name, Registered Address and the number of Alinta Options held by each Option Scheme Participant, as shown in the Alinta Option Register at the Record Date, in whatever form Bidder reasonably requires.

4. OPTION SCHEME CONSIDERATION

On the Implementation Date, Alinta will procure Bidder to provide the Option Scheme Consideration to Alinta (as a loan), and Alinta will provide the Option Scheme Consideration to each Option Scheme Participant in accordance with, and subject to, the terms of this Option Scheme and the Deed Poll.

5. DEALINGS IN ALINTA OPTIONS

5.1 Alinta Option Register

For the purpose of determining entitlements to participate in this Option Scheme, Alinta must maintain, or procure the maintenance of, the Alinta Option Register in accordance with the provisions of this clause 5, and the Alinta Option Register in this form and the terms of this Option Scheme solely determine the entitlements to the Option Scheme Consideration.

5.2 Exercise restrictions on Alinta Options

(a) Alinta will not accept as valid, nor recognise for any purpose, any notice of exercise of an Alinta Option received:

(i) by the Exercise Deadline, otherwise than in accordance with the terms and conditions of the Alinta Option; or

(ii) after the Exercise Deadline.

(b) Alinta will issue, and register the relevant Alinta Optionholder, as the holder of, Alinta Shares in respect of the exercise of an Alinta Option in accordance with clause 5.2(a) by the Share Scheme Record Date, in accordance with the terms and conditions of the Alinta Option.

6. GENERAL PROVISIONS

6.1 Appointment of agent and attorney

Each Option Scheme Participant without the need for any further act on their part, irrevocably appoints Alinta and any of its directors as its agent and attorney for the purpose of:

(a) executing any document or doing any other act necessary to give effect to the terms of this Option Scheme; and

(b) enforcing the Deed Poll against Bidder and the Covenantors,

and Alinta accepts such appointment. Alinta, as agent of each Option Scheme Participant, may sub-delegate its functions under this clause 6.1 to all or any of its directors and secretaries (severally).

6.2 Enforcement of Deed Poll

Alinta undertakes in favour of each Option Scheme Participant that it will enforce the Deed Poll against Bidder and the Covenantors on behalf of and as agent and attorney for the Option Scheme Participants.

6.3 Option Scheme Participants' consent

Each Option Scheme Participant:

(a) consents to Alinta doing all things and executing all deeds, instruments or other documents as may be necessary, incidental or expedient to the implementation and performance of the Option Scheme and Alinta, as agent of each Option Scheme Participant, may sub-delegate its functions under this clause 6.3(a) to any of its directors and officers, severally;

(b) acknowledges that the Option Scheme binds Alinta and all of the Alinta Optionholders from time to time (including those who do not attend the Scheme Meeting, do not vote at that meeting or vote against the Option Scheme); and

(c) agrees to the cancellation of their Alinta Options, together with all rights and entitlements attaching to those Alinta Options in accordance with the Option Scheme.

6.4 Amendments to the Option Scheme

If the Court proposes to approve the Option Scheme subject to any alterations or conditions, Alinta may, by its counsel or solicitors, and with the consent of Bidder, consent to those alterations or conditions on behalf of all persons concerned, including an Option Scheme Participant.

6.5 GST

Alinta must pay to the Option Scheme Participants an amount equal to any GST for which the Option Scheme Participants are liable on any supply by the Option Scheme Participants under or in connection with the Option Scheme, without deduction or set off of any other amount.

7. MISCELLANEOUS

7.1 Inconsistencies

To the extent of inconsistency between this Option Scheme and the Alinta Constitution or this Option Scheme and the terms of issue of any Alinta Option, and to the extent permitted by law, this Option Scheme overrides the Alinta Constitution and the terms of issue and binds Alinta and all Alinta Optionholders.

7.2 Further assurance

Alinta will execute all deeds and other documents and do all acts and things necessary or expedient for the implementation and performance of this Option Scheme and will, on behalf of Option Scheme Participants, procure Bidder to execute all documents and do all acts and things necessary or desirable for the implementation and performance of the steps attributed to Bidder under this Option Scheme.

7.3 Costs

Any costs, and any stamp duty and any related fines or penalties, which are payable on or in respect of this Option Scheme or on any document referred to in this Option Scheme will be paid as provided for in clause 16.3(a) of the Amended and Restated Scheme Implementation Agreement. For the avoidance of doubt, the Option Scheme Participants do

not have to pay any stamp duty, related fines or penalties which are payable on or in respect of this Option Scheme or any document referred to in this Option Scheme.

7.4 Governing law

This Option Scheme is governed by the laws of the State of New South Wales, Australia.

7.5 Notices

Any notice or other communication to Alinta in respect of this Option Scheme must be in legible writing and in English and:

(a) addressed as shown below:

Attention:	Yasmin Broughton/ Patrick McCole
Address:	Alinta Plaza, 12-14 The Esplanade, Perth, WA 6000
Fax no:	+61 8 6213 7001

(b) must be signed by the person making the communication or by a person duly authorised by that person;

(c) must be delivered or posted by prepaid post to the address, or sent by fax to the fax number, of Alinta in accordance with clause 7.5(a); and

(d) will be regarded as received by Alinta:

(i) if sent by fax:

(A) by 5.00pm (local time in the place of receipt) on a Business Day – on that day;

(B) after 5:00pm (local time in the place of receipt) on a Business Day – the next Business Day; and

(ii) if sent by mail:

(A) within Australia – 3 Business Days after posting; or

(B) to or from a place outside Australia – 7 Business Days after posting.

7.6 Lodgement of Court order with ASIC

Unless Alinta and the Bidder otherwise agree, Alinta must lodge with ASIC an office copy of the Court order that approves this Option Scheme under section 411(4)(b) of the Corporations Act by 5:00pm on the first Business Day after the day on which the Court approves this Option Scheme.

ANNEXURE B
DEED POLL

BLAKE DAWSON WALDRON

LAWYERS

Deed Poll

ES & L Pty Ltd

ABN 46 124 513 971

Singapore Power International Pte Ltd

Babcock & Brown International Pty Ltd

ABN 76 108 617 483

Level 39
101 Collins Street
Melbourne 3000
Telephone: 03 9679 3000
Fax: 03 9679 3111

Ref: MMCD CROL 03 1409 8127

CONTENTS

1.	**INTERPRETATION**	**1**
1.1	Definitions	1
1.2	Rules for interpreting this document	2
1.3	Business Days	2
1.4	Multiple parties	2
2.	**SCHEME PARTICIPANTS MAY RELY ON THIS DEED POLL**	**2**
3.	**CONDITIONS PRECEDENT AND TERMINATION**	**2**
4.	**PAYMENT OF SCHEME CONSIDERATION**	**3**
5.	**COVENANT TO PAY**	**5**
6.	**REPRESENTATIONS AND WARRANTIES**	**5**
7.	**CONTINUING OBLIGATIONS**	**5**
8.	**NOTICES**	**6**
8.1	How to give a notice	6
8.2	When a notice is given	6
8.3	Address for notices	6
9.	**AMENDMENT AND ASSIGNMENT**	**7**
9.1	Amendment	7
9.2	Assignment	7
10.	**GENERAL**	**7**
10.1	Governing law	7
10.2	Liability for expenses	8
10.3	Waiver of rights	8
10.4	Operation of this document	8

DEED POLL

DATE

PARTIES

ES & L Pty Ltd ABN 46 124 513 971 (**Bidder**)

Singapore Power International Pte Ltd (**SPI Covenantor**)

Babcock & Brown International Pty Ltd ABN 76 108 617 483 (**BNB Covenantor**)

in favour of each holder of ordinary shares and each holder of options in Alinta Limited ABN 11 119 985 590 (**Alinta**) as at the Record Date (**Scheme Participant**)

RECITALS

A. The directors of Alinta have resolved that Alinta should propose the Share Scheme and the Option Scheme.

B. Under the Share Scheme, all Alinta Shares will be transferred to Bidder.

C. Under the Option Scheme, all the Alinta Options will be cancelled.

D. On 11 May 2007 Alinta, Bidder, SPI Covenantor and BNB Covenantor entered into an amended and restated scheme implementation agreement (**Amended and Restated Scheme Implementation Agreement**).

E. Pursuant to the Amended and Restated Scheme Implementation Agreement, subject to the satisfaction of the Conditions, Bidder agreed to take various steps to assist Alinta to implement the Schemes, including providing or procuring the provision of the Scheme Consideration.

F. Each of Bidder, SPI Covenantor and BNB Covenantor is entering into this Deed Poll to covenant in favour of the Scheme Participants to perform certain of its obligations under the Amended and Restated Scheme Implementation Agreement and the Schemes.

OPERATIVE PROVISIONS

1. INTERPRETATION

1.1 Definitions

Terms that are not defined in this Deed Poll and that are defined in the Amended and Restated Scheme Implementation Agreement or the Schemes have the same meaning in this Deed Poll as given to the term in the Amended and Restated Scheme Implementation Agreement or the Schemes, unless the context makes it clear that a definition is not intended to apply.

1.2 **Rules for interpreting this document**

The rules specified in clause 1.2 of the Amended and Restated Scheme Implementation Agreement apply in interpreting this Deed Poll, unless the context makes it clear that a rule is not intended to apply.

1.3 **Business Days**

If the day on or by which a person must do something under this Deed Poll is not a Business Day the person must do it on or by the next Business Day.

1.4 **Multiple parties**

If a party to this Deed Poll is made up of more than one person, or a term is used in this Deed Poll to refer to more than one party then:

(a) an obligation of those persons is several;

(b) a right of those persons is held by each of them severally; and

(c) any other reference to that party or term is a reference to each of those persons separately, so that (for example) a representation, warranty or undertaking is given by each of them separately.

2. SCHEME PARTICIPANTS MAY RELY ON THIS DEED POLL

Each of the parties acknowledges that:

(a) this Deed Poll may be relied on and enforced by any Scheme Participant in accordance with its terms even though the Scheme Participants are not party to it; and

(b) under the Schemes, each Scheme Participant irrevocably appoints Alinta and any of the Alinta directors as its agent and attorney, inter alia, to enforce this Deed Poll against Bidder, SPI Covenantor and BNB Covenantor.

3. CONDITIONS PRECEDENT AND TERMINATION

(a) The obligations of each of the parties in respect of the Share Scheme pursuant to this Deed Poll are subject to the Share Scheme becoming Effective.

(b) The obligations of each of the parties in respect of the Option Scheme pursuant to this Deed Poll are subject to the Option Scheme becoming Effective.

(c) If the Share Scheme does not become Effective on or before the End Date, the obligations of each of the parties under this Deed Poll will terminate when the Amended and Restated Scheme Implementation Agreement terminates, unless Bidder and Alinta otherwise agree in writing.

(d) If this Deed Poll is terminated under this clause 3 then, in addition and without prejudice to any other rights available to it:

(i) each of the parties is released from its obligations to further perform this Deed Poll except those obligations which by their nature survive termination; and

(ii) each Scheme Participant retains any rights, powers or remedies it has against each of the parties in respect of any breach which occurred before this Deed Poll is terminated.

4. CERTIFICATE IN RELATION TO CONDITIONS

(a) Bidder must provide to the Court on the Second Court Date a certificate which is authorised by the Bidder Board and signed by at least one Bidder Director (or such other evidence as the Court may request) stating, to the best of its knowledge, whether or not the conditions precedent set out in clause 3.2 (other than clause 3.2(b)) of the Amended and Restated Scheme Implementation Agreement, have been satisfied or, subject to the terms of the Amended and Restated Scheme Implementation Agreement, waived or taken to be waived.

(b) Bidder must provide to the Court on the Second Court Date a certificate which is authorised by the Bidder Board and signed by at least one Bidder Director (or such other evidence as the Court may request) stating, to the best of its knowledge, whether or not the conditions precedent set out in clause 3.2 (other than clause 3.2(b)) and clause 3.3 (other than clause 3.3(b)) of the Amended and Restated Scheme Implementation Agreement, have been satisfied or, subject to the terms of the Amended and Restated Scheme Implementation Agreement, waived or taken to be waived.

5. PAYMENT OF SCHEME CONSIDERATION

(a) Subject to clause 3, in consideration of the transfer of each Scheme Share to Bidder, Bidder must provide, or procure the provision of, the Share Scheme Consideration to each Share Scheme Participant on the Implementation Date (or, as provided in clause 5(c), as soon as practicable after the Implementation Date), including, without limitation, by providing, or procuring the provision of, the cash component of that Relevant Consideration Alternative and procuring the issue of the components of that Relevant Consideration Alternative which is to be provided in BBI EPS and B&B Fund Securities, to each Share Scheme Participant in the amounts and numbers of BBI EPS and B&B Fund Securities to which that Share Scheme Participant is entitled under the Share Scheme.

(b) Subject to clause 3, to facilitate the cancellation of Alinta Options, on the Implementation Date Bidder will provide the Option Scheme Consideration to Alinta (as a loan), and procure the provision by Alinta of the Option Scheme Consideration in accordance with, and subject to, the terms of the Option Scheme and this Deed Poll.

(c) The Bidder must provide, or procure the provision of, the Share Scheme Consideration to a Share Scheme Participant in accordance with the Share Scheme. This obligation is satisfied by:

(i) in respect of provision of the cash component of such Share Scheme Consideration, prior to or simultaneously with the transfer of the Scheme Shares to the Bidder under the Share Scheme on the Implementation Date, depositing the cash into an account in the name of Alinta, with the funds to be held on trust by Alinta for the purposes of Alinta paying the Share Scheme Consideration to Share Scheme Participants on, or as soon as practicable after, the Implementation Date (subject to the Bidder becoming the beneficial holder of all the Scheme Shares) by cheque sent to their Registered Address (provided that any interest on the amounts deposited, less bank fees and other charges, shall be to Alinta's account) and the Bidder procuring Alinta to dispatch those cheques; and

(ii) in respect of the provision of the BBI EPS and B&B Fund Securities components of such Relevant Consideration Alternative, procuring:

(A) the issue of the BBI EPS or B&B Fund Securities (as the case may be) due to that Scheme Participant (other than securities to be issued under the Share Scheme to the Nominee) and the entry of that Scheme Participant's name in each issuer's register of members as the holder of such BBI EPS or B&B Fund Securities;

(B) the issue to the Nominee of the BBI EPS or B&B Fund Securities (as the case may be) to be issued under the Share Scheme to the Nominee and the entry of the Nominee's name in each issuer's register of members as the holder of such BBI EPS or B&B Fund Securities; and

(C) on, or as soon as practicable after, the Implementation Date, the dispatch of an uncertificated holding statement representing such BBI EPS or B&B Fund Securities (as the case may be) to that Share Scheme Participant or to the Nominee (as the case may be) by pre-paid post to his or her address as shown in the Alinta Share Register at the Record Date.

(d) On the Implementation Date, the Bidder must (as transferee) execute the share transfer forms (or master share transfer form) effecting the transfer of the Scheme Shares from Share Scheme Participants to Bidder and must deliver that executed form (or those executed forms) to Alinta for registration.

(e) The Bidder must ensure that the Nominee sells any securities issued or transferred to it and remits the proceeds to the Bidder (after deduction of any amounts permitted by the Share Scheme), and the Bidder must pay those proceeds to the relevant Scheme Participants, in accordance with the Share Scheme.

(f) The Bidder must provide the Option Scheme Consideration to Alinta and procure the provision by Alinta of the Option Scheme Consideration to Option Scheme Participants, in accordance with the Option Scheme. This obligation and Alinta's obligations in respect of the provision of the Option Scheme Consideration to an Option Scheme Participant in the Option Scheme are satisfied by, before or simultaneously with cancellation of the Alinta Options on the Implementation Date,

the Bidder depositing the cash into an account in the name of Alinta, with the funds to be held on trust by Alinta for the purposes of Alinta paying the Option Scheme Consideration due to each Option Scheme Participant on, or as soon as practicable after, the Implementation Date (subject to the Bidder becoming the beneficial holder of all of the Scheme Shares), by cheque sent to their Registered Address (provided that any interest on the amounts deposited, less bank fees and other charges, shall be to Alinta's account) and the Bidder procuring Alinta to dispatch those cheques.

(g) In the case of joint holders of Scheme Shares, a cheque must be payable to and be issued in the names of the joint holders and forwarded to the Registered Address.

(h) The Bidder must provide any receipt or other evidence contemplated by clause 3.14 of the Share Scheme.

6. COVENANT TO PAY

Subject to clause 3, each of SPI Covenantor and BNB Covenantor covenants severally in favour of each Scheme Participant to comply with its obligations under clause 13 of the Amended and Restated Scheme Implementation Agreement.

7. REPRESENTATIONS AND WARRANTIES

(a) Each of the parties represents and warrants that:

(i) it has full legal capacity and power to:

(A) own its property and to carry on its business; and

(B) enter into this Deed Poll and to carry out the transactions that this Deed Poll contemplates;

(ii) it has taken all corporate action that is necessary or desirable to authorise its entry into this Deed Poll and its carrying out the transactions this Deed Poll contemplates; and

(iii) this Deed Poll constitutes its legal, valid and binding obligations, enforceable against it in accordance with its terms (except to the extent limited by equitable principles affecting creditors' rights generally) subject to any necessary stamping.

(b) Each of Bidder and BNB Covenantor represents and warrants that it is a company limited by shares under the Corporations Act.

8. CONTINUING OBLIGATIONS

This Deed Poll is irrevocable and, subject to clause 3, remains in full force and effect until each of Bidder, SPI Covenantor and BNB Covenantor has completely performed its obligations under this Deed Poll or the earlier termination of this Deed Poll under clause 3.

9. NOTICES

9.1 How to give a notice

A notice, consent or other communication under this Deed Poll is only effective if it is:

(a) in writing, in English and signed by or on behalf of the person giving it;

(b) addressed to the person to whom it is to be given; and

(c) either:

(i) delivered or sent by pre-paid mail (by airmail, if the addressee is overseas) to that person's address; or

(ii) sent by fax to that person's fax number and the machine from which it is sent produces a report that states that it was sent in full.

9.2 When a notice is given

A notice, consent or other communication that complies with this clause is regarded as given and received:

(a) if it is delivered or sent by fax:

(i) by 5.00pm (local time in the place of receipt) on a Business Day - on that day; or

(ii) after 5.00pm (local time in the place of receipt) on a Business Day, or on a day that is not a Business Day - on the next Business Day; and

(b) if it is sent by mail:

(i) within Australia - 3 Business Days after posting; or

(ii) to or from a place outside Australia - 7 Business Days after posting.

9.3 Address for notices

A person's address and fax number are those set out below, or as the person notifies the sender:

Alinta
Address: 321 Ferntree Gully Road, Mt Waverley, Victoria 3149
Fax number: +61 3 8544 9888
Attention: Yasmin Broughton / Patrick McCole

With a copy to: Blake Dawson Waldron:
Address: Level 39, 101 Collins Street, Melbourne, Victoria 3000
Fax number: +613 9679 3111
Attention: Marie McDonald / Nick Terry

Bidder, SPI Covenantor and BBI Covenantor

Address: Level 23, Chifley Tower, 2 Chifley Place, Sydney NSW 200
Fax number: +612 9231 5619
Attention: Peter Hofbauer

and

Address: 111 Somerset Road, Singapore 238164
Fax number: +65 6735 5179
Attention: Yap Chee Keong

With a copy to: Chang, Pistilli & Simmons
Adresss: Plaza Building, Australia Square, Level 13, 95 Pitt Street, Sydney NSW 2000
Fax number: +612 8922 8088
Attention: Danny Simmons

With a further copy to: Freehills (Sydney and Melbourne Offices)
Fax number: +612 9322 4000 (Sydney)
+613 9288 1567 (Melbourne)
Attention: Philippa Stone (Sydney)
Robert Nicholson (Melbourne)

10. AMENDMENT AND ASSIGNMENT

10.1 Amendment

A provision of this Deed Poll may not be varied unless:

(a) before the Second Court Date, the variation is agreed to in writing by Alinta; or

(b) on or after the Second Court Date, the variation is agreed to in writing by Alinta and is approved by the Court; and

(c) in which event each of Bidder, SPI Covenantor and BNB Covenantor must enter into a further deed poll in favour of Scheme Participants giving effect to that amendment.

10.2 Assignment

The rights and obligations of a person under this Deed Poll are personal. They cannot be assigned, charged or otherwise dealt with, and no person shall attempt or purport to do so.

11. GENERAL

11.1 Governing law

(a) This Deed Poll is governed by the law in force in New South Wales.

(b) Each party submits to the non-exclusive jurisdiction of the courts exercising jurisdiction in New South Wales, and any court that may hear appeals from any of those courts, for any proceedings in connection with this Deed Poll, and waives any right it might have to claim that those courts are an inconvenient forum.

11.2 Liability for expenses

(a) Each party must pay its own expenses incurred in negotiating, executing, and registering this Deed Poll.

(b) Bidder is solely responsible for, and must indemnify each Scheme Participant against, and must pay each other party on demand the amount of, any duty that is payable on or in relation to this Deed Poll and the transactions that this Deed Poll or the Amended and Restated Scheme Implementation Agreement contemplate.

11.3 Waiver of rights

A right may only be waived in writing, signed by the party giving the waiver, and:

(a) no other conduct of a party (including a failure to exercise, or delay in exercising, the right) operates as a waiver of the right or otherwise prevents the exercise of the right;

(b) a waiver of a right on one or more occasions does not operate as a waiver of that right if it arises again; and

(c) the exercise of a right does not prevent any further exercise of that right or of any other right.

11.4 Operation of this document

(a) Any right that a person may have under this Deed Poll is in addition to, and does not replace or limit, any other right that the person may have.

(b) Any provision of this Deed Poll which is unenforceable or partly unenforceable is, where possible, to be severed to the extent necessary to make this Deed Poll enforceable, unless this would materially change the intended effect of this Deed Poll.

EXECUTED as a deed.

SIGNED, SEALED and **DELIVERED** by
ES & L Pty Ltd ABN 46 124 513 971

Signature of director	Signature of director/secretary
Name	Name

SIGNED, SEALED and **DELIVERED** by
Singapore Power International Pte Ltd

Signature of director	Signature of director/secretary
Name	Name

SIGNED, SEALED and **DELIVERED** by
Babcock & Brown International Pty Ltd
ABN 76 108 617 483

Signature of director	Signature of director/secretary
Name	Name

ANNEXURE C

NOTICE OF COURT ORDERED MEETING OF MEMBERS

Alinta Limited

ABN 11 119 985 590

Notice of Court Ordered Meeting of Members

By an Order of the Federal Court of Australia **(the Court)** made on 2 July 2007, pursuant to section 411(1) of the Corporations Act, a meeting of the holders of fully paid ordinary shares **(Alinta Shareholders)** in Alinta Limited **(Alinta)** will be held at the Perth Convention Exhibition Centre, Riverside Theatre, 21 Mounts Bay Road, Perth, Western Australia on 15 August 2007 at 10.00am WST **(Share Scheme Meeting)**.

The Court has directed that John Akehurst, or failing him Michael Wilkins, act as Chair of the meeting (unless the members at the meeting elect some other person to act as Chair of the meeting) and has directed the Chair to report the result of the meeting to the Court.

Unless otherwise indicated, capitalised terms in this Notice have the meaning set out in the booklet accompanying this Notice **(Booklet)**.

Purpose of meeting

The purpose of the meeting is to consider and, if thought fit, to agree (with or without modification) to a scheme of arrangement proposed to be made between Alinta and the Alinta Shareholders **(Share Scheme)**.

To enable you to make an informed voting decision, further information on the Share Scheme is set out in the Booklet. A copy of the Share Scheme is set out in Annexure A to the Booklet. The purpose and effect of the Share Scheme is discussed in the Booklet.

Resolution

To consider and, if thought fit, pass the following resolution:

"In accordance with the provisions of section 411 of the Corporations Act, but subject to, and conditional on, shareholders approving the Capital Reduction (as defined in the booklet accompanying the notice convening this meeting **(Booklet)**):

(a) the arrangement proposed between Alinta Limited **(Alinta)** and the holders of its fully paid ordinary shares (the **Share Scheme**), as contained in and more particularly described in the Booklet is agreed to; and

(b) the Directors of Alinta are authorised:

(i) to agree to such alterations or conditions as are thought fit by the Federal Court of Australia **(Court)**; and

(ii) subject to approval of the Share Scheme by the Court, to implement the Share Scheme with any such alterations or conditions."

In accordance with section 411(4)(b) of the Corporations Act, the Share Scheme is subject to the approval of the Court. If the resolution put to this meeting is approved in accordance with section 411(4)(a)(ii) of the Corporations Act, Alinta intends to apply to the Court for the approval of the Share Scheme.

Entitlement to vote

The Alinta board has determined that a person's entitlement to vote at the Court ordered meeting to consider the Share Scheme will be the entitlement of that person set out in the Alinta's share register as at 5.00pm WST time on 13 August 2007.

How to vote

You may vote at the Share Scheme Meeting in either of two ways:

> by attending the meeting and voting in person or by attorney or, in the case of corporate shareholders, by corporate representative; or

> by appointing a proxy to attend and vote on your behalf.

Voting in person

Information about voting in person (or by attorney or corporate representative) is set out in the "How to vote" section of the Booklet.

Appointment of proxies

Each Alinta Shareholder entitled to vote at the Share Scheme Meeting may appoint up to two proxies to attend the Share Scheme Meeting and vote on a poll at that meeting.

A Proxy need not be an Alinta Securityholder.

If you wish to appoint a proxy, you must complete the relevant proxy form included with the Booklet and lodge the form with Alinta's share registry, Computershare, in accordance with the proxy form instructions. Proxy forms must be received by Computershare no later than 12.00pm WST (2.00pm AEST) on Wednesday, 13 August 2007.

Your proxy form may be lodged by:

> mail to:
Alinta Limited
c/- Computershare Investor Services Pty Limited
GPO Box 242
Melbourne VIC 8060
Australia

> delivering it to:
Computershare Investor Services Pty Limited
Level 2
45 St Georges Terrace
Perth WA 6000
Australia

> fax to:
c/- Computershare Investor Services Pty Limited
+61 3 9473 2013

Date 2 July 2007

John Akehurst
Chairman

ANNEXURE D

NOTICE OF GENERAL MEETING

Alinta Limited
ABN 11 119 985 590

Notice is hereby given that a general meeting of the shareholders of Alinta Limited (**Alinta**) will be held at the Perth Convention Exhibition Centre, Riverside Theatre, 21 Mounts Bay Road, Perth, Western Australia on 15 August 2007 immediately following a scheme meeting of Alinta Shareholders, but not before 12.00pm WST (**General Meeting**).

Unless otherwise indicated, capitalised terms in this notice have the meaning set out in the booklet accompanying this Notice (**Booklet**).

Purpose of meeting

The purpose of the meeting is to consider and, if thought fit, agree to a reduction of capital as outlined in the Booklet. The Booklet is incorporated in and forms part of this Notice of General Meeting.

Resolution

To consider and, if thought fit, pass the following resolution:

"That, subject to, and conditional on:

(i) the Share Scheme (as defined in the Booklet accompanying the notice convening this meeting (**Booklet**)) being approved (with or without modification) by the Court;

(ii) an office copy of the Order of the Court approving the Share Scheme being lodged with ASIC,

for the purposes of section 256C(1) of the Corporations Act and for all other purposes, approval is given to reduce the issued share capital of the Company by an amount of X cents per fully paid share in the capital of the Company (**Alinta Share**), where X equals the Value of 0.301 APA Securities (as defined in the Booklet) on the Implementation Date (as defined in the Booklet) less the APA Dividend (as defined in the Booklet). The reduction in capital is to be satisfied in relation to each Alinta Share by the in specie distribution of such part of an APA Security as has a Value on the Implementation Date equal to the Value of 0.301 APA Securities less the APA Dividend.

The reduction in capital shall take effect at 8.00am (AEST) on the Implementation Date. The record date for determining entitlements (**Record Date**) shall be determined by the Directors. If any holder of an Alinta Share on that Record Date would receive a fraction of an APA Security, after aggregating all entitlements of that holder pursuant to the APA Distribution (as defined in the Booklet), the number of APA Securities to be distributed to that holder must be rounded down to the nearest whole number of such securities and an amount equal to that fraction multiplied by the value of an APA Security (based on the volume weighted average price of APA Securities on ASX Limited on the Business Day (as defined in the Booklet) two Business Days prior to the Implementation Date) must be paid in cash to that holder.

For the purpose of this resolution, the Value of an APA Security on the Implementation Date is treated as equal to the volume weighted average price of APA Securities on ASX Limited on the last trading day immediately prior to the Implementation Date".

Entitlement to vote

The Alinta board has determined that a person's entitlement to vote at the meeting to consider the above resolution will be the entitlement of that person set out in the Register as at 5.00pm (WST) on 13 August 2007.

How to vote

You may vote at the General Meeting in either of two ways:

> by attending the meeting and voting in person or by attorney or, in the case of corporate shareholders, by corporate representative; or

> by appointing a proxy to attend and vote on your behalf.

Voting in person

Information about voting in person (or by attorney or corporate representative) is set out in the "How to vote" section of the Booklet.

Appointment of proxies

Each Alinta Shareholder entitled to vote at the General Meeting may appoint up to two proxies to attend and vote at the General Meeting and vote on a poll at that meeting.

A Proxy need not be an Alinta Securityholder.

If you wish to appoint a proxy, you must complete the relevant proxy form included with the Booklet and lodge the form with Alinta's share registry, Computershare, in accordance with the proxy form instructions. Proxy forms must be received by Computershare no later than 12.00pm WST (2.00pm AEST) on Wednesday, 13 August 2007.

Your proxy form may be lodged by:

> mail to:
Alinta Limited
c/- Computershare Investor Services Pty Limited
GPO Box 242
Melbourne VIC 8060
Australia

> delivering it to:
Computershare Investor Services Pty Limited
Level 2
45 St Georges Terrace
Perth WA 6000
Australia

> fax to:
c/- Computershare Investor Services Pty Limited
+61 3 9473 2013

By order of the Board
Date 2 July 2007

John Akehurst
Chairman

ANNEXURE E

NOTICE OF COURT ORDERED MEETING OF OPTIONHOLDERS

Alinta Limited

ABN 11 119 985 590

Notice of Court Ordered Meeting of Optionholders

By an Order of the Federal Court of Australia (**the Court**) made on 2 July 2007, pursuant to section 411(1) of the Corporations Act, a meeting of the holders of options to subscribe for fully paid ordinary shares (***Alinta Optionholders***) in *Alinta Limited* (***Alinta***) will be held at the Perth Convention Exhibition Centre, Riverside Theatre, 21 Mounts Bay Road, Perth, Western Australia on 15 August 2007 immediately following a General Meeting of Alinta Shareholders, and not before 12.30pm WST (**Option Scheme Meeting**).

The Court has directed that John Akehurst, or failing him Michael Wilkins, act as Chair of the meeting (unless the holders of options at the meeting elect some other person to act as Chair of the meeting) and has directed the Chair to report the result of the meeting to the Court.

Unless otherwise indicated, capitalised terms in this Notice have the meaning set out in the booklet accompanying this Notice (**Booklet**).

Purpose of meeting

The purpose of the meeting is to consider and, if thought fit, to agree (with or without modification) to a scheme of arrangement proposed to be made between Alinta and the Alinta Optionholders (**Option Scheme**).

To enable you to make an informed voting decision, further information on the Option Scheme is set out in the Booklet. A copy of the Option Scheme is set out in Annexure A to the Booklet. The purpose and effect of the Option Scheme is discussed in the Booklet.

Resolution

To consider and, if thought fit, pass the following resolution:

"In accordance with the provisions of section 411 of the Corporations Act:

(a) the arrangement proposed between Alinta Limited (**Alinta**) and the holders of options to subscribe for fully paid ordinary shares (the **Option Scheme**), as contained in and more particularly described in the booklet accompanying the notice convening this meeting (**Booklet**), is agreed to; and

(b) the directors of Alinta are authorised:

   (i) to agree to such alterations or conditions as are thought fit by the Federal Court of Australia (**Court**); and

   (ii) subject to approval of the Option Scheme by the Court, to implement the Option Scheme with any such alterations or conditions."

In accordance with section 411(4)(b) of the Corporations Act, the Option Scheme is subject to the approval of the Court. If the resolution put to this meeting is approved in accordance with section 411(4)(a)(i) of the Corporations Act, Alinta intends to apply to the Court for the approval of the Option Scheme.

Entitlement to vote

The Alinta board has determined that persons entitled to vote at the Court ordered meeting to consider the Option Scheme are those persons set out in the Alinta's option register as at 5.00pm WST time on 13 August 2007.

The number of votes which may be cast by each Optionholder will be determined by Alinta and be equal to the value of the Base Consideration and the APA Distribution (after adding back the amount of any Transaction Dividend or capital reduction deducted from them) multiplied by the number of Options held by that Optionholder less the exercise prices of those Options. The Base Consideration and the APA Distribution will be valued on the following basis:

(a) for any part of that consideration that consists of a cash amount or BBI EPS, that cash amount or the face value of those BBI EPS;

(b) for any part of that consideration that consists of securities listed on ASX, the value of those securities based on the volume weighted average price of those securities on ASX over the 5 Business Day period immediately before 13 August 2007.

How to vote

You may vote at the Option Scheme Meeting in either of two ways:

> by attending the meeting and voting in person or by attorney or, in the case of corporate optionholders, by corporate representative; or

> by appointing a proxy to attend and vote on your behalf.

Voting in person

Information about voting in person (or by attorney or corporate representative) is set out in the "How to vote" section of the Booklet.

Appointment of proxies

Each Alinta Optionholder entitled to vote at the Option Scheme Meeting may appoint up to two proxies to attend and vote at the Option Scheme Meeting and vote on a poll at that meeting

A proxy need not be an Alinta Securityholder.

If you wish to appoint a proxy, you must complete the relevant proxy form included with the Booklet and lodge the form with Alinta's share registry, Computershare, in accordance with the proxy form instructions. Proxy forms must be received by Computershare no later than 12:00pm WST (2:00pm AEST) on Wednesday, 13 August 2007.

Your proxy form may be lodged by:

> mail to: Alinta Limited
c/- Computershare Investor Services Pty Limited, GPO Box 242
Melbourne VIC 8060, Australia

> delivering it to: Computershare Investor Services Pty Limited
Level 2, 45 St Georges Terrace, Perth WA 6000, Australia

> fax to: c/- Computershare Investor Services Pty Limited
+61 3 9473 2013

Date 2 July 2007

John Akehurst

Chairman

ANNEXURE F

INVESTIGATING ACCOUNTANT'S REPORTS

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Securities Ltd
ACN 003 311 617
ABN 54 003 311 617
Holder of Australian Financial
Services Licence No 244572

Freshwater Place
2 Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331L
MELBOURNE VIC 3001
DX 77
Website:www.pwc.com/au
Telephone +613 8603 1000
Facsimile +613 8613 2325

The Directors
Alinta Limited
12 -14 The Esplanade
PERTH
WA 6000

29 June 2007

Subject: Investigating Accountant's Report on Historical and Forecast Alinta Financial Information

Dear Sirs / Madams

We have prepared this report on historical and forecast financial information of Alinta Limited and its controlled entities ("Alinta") for inclusion in a Scheme Booklet dated on or about 2 July 2007 (the "Scheme Booklet") relating to the transfer of each ordinary share in Alinta to ES&L Pty Ltd in exchange for:

(i) $8.925 in cash (subject to certain adjustments);

(ii) the issue of 0.752 stapled securities in Babcock & Brown Infrastructure Limited and Babcock & Brown Infrastructure Trust (together, BBI);

(iii) the issue of 0.669 stapled securities in Babcock & Brown Power Limited and Babcock & Brown Power Trust (together, BBP); and

(iv) the issue of 0.260 stapled securities in Babcock & Brown Wind Partners Limited, Babcock & Brown Wind Partners (Bermuda) Limited and Babcock & Brown Wind Partners Trust (together, BBW);

(v) the issue of 1.599 exchangeable preference shares issued by ES&L Pty Ltd or a related body corporate of BBI for the face value of $1.00; and

(vi) the distribution by Alinta of 0.301 units in Australian Pipeline Trust stapled to units in APT Investment Trust (APA Group) (or, if some or all of the Alinta Group's APA Group Securities have been sold, by the distribution by Alinta of an amount of cash or a number of APA Group Securities, as the case may be).

PRICEWATERHOUSECOOPERS

Expressions defined in the Scheme Booklet have the same meaning in this report.

The nature of this report is such that it should be given by an entity which holds an Australian Financial Services Licence under the Corporations Act 2001 (Cwlth). PricewaterhouseCoopers Securities Ltd ("PwCS") is wholly owned by PricewaterhouseCoopers and holds the appropriate Australian Financial Services Licence.

Scope

You have requested PricewaterhouseCoopers Securities Ltd to prepare an Investigating Accountant's Report ("Report") covering the following information:

Alinta Historical financial information

(a) the historical income statement of Alinta for the year ended 31 December 2006 – Figure 11.1;

(b) the historical pro forma balance sheet as at 31 December 2006 – Figure 11.4, which assumes completion of the transactions described in the footnotes to that table of the Scheme Booklet (the pro forma transactions); and

(c) the pro forma balance sheet as at 31 December 2006 split by Consortium member – Figure 11.5

(collectively, the Historical Alinta Financial Information).

Alinta Forecast financial information

(d) the forecast income statements for Alinta for the six months ending 30 June 2007, 31 December 2007, and 30 June 2008 respectively – Figure 11.1

(e) pro forma forecast income statement for the year ending 30 June 2008 split by Consortium member – Figure 11.3

(collectively, the Forecast Alinta Financial Information).

The results and net assets of existing Alinta entities have been allocated to the respective Consortium member (Figures 11.3 and 11.5) consistent with the assumptions of the proposed allocations of the Alinta businesses, as detailed in section 4.3(b) of the Scheme Booklet.

This Report has been prepared for inclusion in the Scheme Booklet and is intended for use within Australia in connection with the Scheme. It is not to be used in any other jurisdiction. We disclaim any assumption of responsibility for any reliance on this Report or on the Historical Alinta Financial Information or the Forecast Alinta Financial Information to which it relates for any purposes other than for which it was prepared.

PRICEWATERHOUSECOOPERS

Scope of review of Historical Alinta Financial Information

The Historical Alinta Financial Information as set out in Section 11 of the Scheme Booklet has been extracted from audited financial statements which were audited by KPMG that issued an unmodified audit opinion on the Alinta financial statements. The Historical Alinta Financial Information incorporates such adjustments as the Directors of Alinta considered necessary to reflect the operations of Alinta going forward. The Directors of Alinta are responsible for the preparation of the Historical Alinta Financial Information, including determination of the adjustments.

We have conducted our review of the Historical Alinta Financial Information in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". We made such inquiries and performed such procedures as we, in our professional judgement, considered reasonable in the circumstances including:

- an analytical review of the audited financial statements of Alinta for the relevant historical period;
- a review of work papers, accounting records and other documents of Alinta;
- a review of the pro forma adjustments made to the Alinta historical income statements;
- a review of the assumptions used to compile the Alinta pro forma balance sheets;
- a comparison of consistency in application of the recognition and measurement principles in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by Alinta; and
- enquiry of Alinta's directors, management and others.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Limitations of scope of review of Historical Alinta Financial Information

Certain existing external borrowings are contained in corporate entities, which cannot be allocated to specific assets being acquired by Consortium members. As a result, the existing Alinta external debt has been apportioned on an illustrative basis (approximating the external debt requirements of the acquired assets) as advised by the Consortium members.

Review statement on the Historical Alinta Financial Information

Based on our review, which is not an audit, and subject to the limitations above, nothing has come to our attention which causes us to believe that:

- the pro forma balance sheets have not been properly prepared on the basis of the pro forma transactions
- the pro forma adjustments do not form a reasonable basis for the pro forma balance sheets; and

- the Historical Alinta Financial Information, does not present fairly:

  (a) the historical income statement of Alinta for the year ended 31 December 2006;
  (b) the historical pro forma balance sheet as at 31 December 2006; and
  (c) the pro forma balance sheet as at 31 December 2006 split by Consortium member

in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and accounting policies adopted by Alinta as disclosed in Section 11.1(c) of the Scheme Booklet.

Scope of review of the Forecast Alinta Financial Information

The Directors of Alinta are responsible for the preparation and presentation of the Forecast Alinta Financial Information, including the best estimate assumptions, which include the pro forma transactions, on which they are based.

Our review of the best estimate assumptions underlying the Forecast Alinta Financial Information was conducted in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". Our procedures consisted primarily of enquiry and comparison and other such analytical review procedures we considered necessary so as to adequately evaluate whether the best estimate assumptions provide a reasonable basis for the Forecast Alinta Financial Information. These procedures included discussion with the Directors and management of Alinta and have been undertaken to form an opinion whether anything has come to our attention which causes us to believe that the best estimate assumptions do not provide a reasonable basis for the preparation of the Forecast Alinta Financial Information and whether, in all material respects, the Forecast Alinta Financial Information is properly prepared on the basis of the assumptions and are presented fairly in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies of Alinta so as to present a view which is consistent with our understanding of Alinta's past, current and future operations.

The Forecast Alinta Financial Information has been prepared by the Alinta Directors to provide investors with a guide to Alinta's potential future financial performance based upon the achievement of certain economic, operating, development and trading assumptions about future events and actions that have not yet occurred and may not necessarily occur. There is a considerable degree of subjective judgement involved in the preparation of Forecast Alinta Financial Information. Actual results may vary materially from the Forecast Alinta Financial Information and the variation may be materially positive or negative. Accordingly, investors should have regard to the risks set out in Section 12 of the Scheme Booklet.

PRICEWATERHOUSECOOPERS

Our review of the Forecast Alinta Financial Information that is based on best estimate assumptions is substantially less in scope than an audit examination conducted in accordance with Australian Auditing and Assurance Standards. A review of this nature provides less assurance than an audit. We have not performed an audit and we do not express an audit opinion on the Forecast Alinta Financial Information included in the Scheme Booklet.

Review statement on the Forecast Alinta Financial Information

Based on our review of the Forecast Alinta Financial Information, which is not an audit, and subject to the limitations above, nothing has come to our attention which causes us to believe that:

(a) the best estimate assumptions set out in Section 11.6 of the Scheme Booklet *do not provide* a reasonable basis for the preparation of the Alinta Forecast Financial Information;

(b) the Forecast Alinta Financial Information is not properly prepared on the basis of the best estimate assumptions and presented fairly in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by Alinta; and

(c) the Alinta Forecast Financial Information is unreasonable.

The underlying assumptions are subject to significant uncertainties and contingencies often outside the control of Alinta. If events do not occur as assumed, actual results and distributions achieved by Alinta may vary significantly from the Forecast Alinta Financial Information. Accordingly, we do not confirm or guarantee the achievement of the Alinta Forecast Financial Information, as future events, by their very nature, are not capable of independent substantiation.

Subsequent events

Apart from the matters dealt with in this Report, and having regard to the scope of our Report, to the best of our knowledge and belief no material transactions or events outside of the ordinary business of Alinta have come to our attention that would require comment on, or adjustment to, the information referred to in our Report or that would cause such information to be misleading or deceptive.

Financial Services Guide

We have included our Financial Services Guide as Appendix A to our Report. The Financial Services Guide is designed to assist retail clients in their use of any general financial product advice in our Report.

Independence or Disclosure of Interest

PricewaterhouseCoopers Securities Ltd does not have any interest in the outcome of this issue other than the preparation of this Report and participation in due diligence procedures for which normal professional fees will be received.

We note that PricewaterhouseCoopers Securities Ltd has also provided an Investigating Accountant's Report to the Directors of BBI, BBP and BBW in relation to the BBI Financial Information, BBP Financial Information and BBW Financial Information included in Sections 5.9, 7.9 and 8.9 respectively of this Scheme Booklet. The addressee to this Investigating Accountant's Report and the Directors of BBI, BBP and BBW have consented to PricewaterhouseCoopers Securities Ltd acting in these capacities.

Yours faithfully

Jock O'Callaghan
Authorised Representative of
PricewaterhouseCoopers Securities Ltd

PRICEWATERHOUSECOOPERS

Appendix A

PRICEWATERHOUSECOOPERS SECURITIES LTD
FINANCIAL SERVICES GUIDE

This Financial Services Guide is dated 29 June 2007

1 About us

PricewaterhouseCoopers Securities Ltd (ABN 54 003 311 617, Australian Financial Services Licence no 244572) ("PwC Securities") has been engaged by Alinta Limited ("Alinta") to provide a report in the form of an Investigating Accountant's Report in relation to Historical and Forecast Financial Information (the "Report") for inclusion in the Scheme Booklet dated 29 June 2007.

You have not engaged us directly but have been provided with a copy of the Report as a retail client because of your connection to the matters set out in the Report.

2 This Financial Services Guide

This Financial Services Guide ("FSG") is designed to assist retail clients in their use of any general financial product advice contained in the Report. This FSG contains information about PwC Securities generally, the financial services we are licensed to provide, the remuneration we may receive in connection with the preparation of the Report, and how complaints against us will be dealt with.

3 Financial services we are licensed to provide

Our Australian financial services licence allows us to provide a broad range of services, including providing financial product advice in relation to various financial products such as securities, interests in managed investment schemes, derivatives, superannuation products, foreign exchange contracts, insurance products, life products, managed investment schemes, government debentures, stocks or bonds, and deposit products.

4 General financial product advice

The Report contains only general financial product advice. It was prepared without taking into account your personal Objectives, financial situation or needs.

You should consider your own objectives, financial situation and needs when assessing the suitability of the Report to your situation. You may wish to obtain personal financial product advice from the holder of an Australian Financial Services Licence to assist you in this assessment.

5 Fees, commissions and other benefits we may receive

PwC Securities charges fees to produce reports, including this Report. These fees are negotiated and agreed with the entity who engages PwC Securities to provide a report. Fees are charged on an hourly basis or as a fixed amount depending on the terms of the agreement with the person who engages us. In the preparation of this Report our fees will be charged on an hourly basis.

Directors or employees of PwC Securities, PricewaterhouseCoopers, or other associated entities, may receive partnership distributions, salary or wages from PricewaterhouseCoopers.

6 Associations with issuers of financial products

PwC Securities and its authorised representatives, employees and associates may from time to time have relationships with the issuers of financial products. For example, PricewaterhouseCoopers may be the auditor of, or provide financial services to, the issuer of a financial product and PwC Securities may provide financial services to the issuer of a financial product in the ordinary course of its business. In this instance PricewaterhouseCoopers provides a range of advisory services to Alinta.

7 Complaints

If you have a complaint, please raise it with us first, using the contact details listed below. We will endeavour to satisfactorily resolve your complaint in a timely manner. In addition, a copy of our internal complaints handling procedure is available upon request.

If we are not able to resolve your complaint to your satisfaction within 45 days of your written notification, you are entitled to have your matter referred to the Financial Industry Complaints Service ("FICS"), an external complaints resolution service. You will not be charged for using the FICS service.

8 Contact Details

PwC Securities can be contacted by sending a letter to the following address:

Mr Jock O'Callaghan
PricewaterhouseCoopers Securities Ltd
2 Southbank Boulevard, GPO Box 1331L
MELBOURNE VIC 3001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers Securities Ltd
ACN 003 311 617
ABN 54 003 311 617
Holder of Australian Financial Services Licence No 244572

Darling Park Tower 2
201 Sussex Street
SYDNEY NSW 2000
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney Australia

Telephone +61 (0) 2 8266 0000
Fax +61 (0) 2 8266 5466

The Directors

Babcock & Brown Infrastructure Limited

Babcock & Brown Investor Services Limited as Responsible Entity
for Babcock & Brown Infrastructure Trust

Babcock & Brown Power Limited

Babcock & Brown Power Services Limited
as Responsible Entity for Babcock & Brown Power Trust

Babcock & Brown Power Advisory Pty Ltd

Babcock & Brown Wind Partners Limited

Babcock & Brown Wind Partners (Bermuda) Limited

Babcock & Brown Wind Partners Services Limited
as Responsible Entity for the Babcock & Brown Wind Partners Trust

Level 23 The Chifley Tower
2 Chifley Square
Sydney NSW 2000

29 June 2007

Subject: Investigating Accountant's Report on Historical and Forecast Financial Information

Dear Sirs

We have prepared this report (the "Report") on historical and forecast financial information of Babcock & Brown Infrastructure ("BBI"), Babcock & Brown Power ("BBP"), and historical financial information of Babcock & Brown Wind Partners ("BBW") for inclusion in a Scheme Booklet dated on or about 2 July 2007 relating to the Schemes of Arrangement between Alinta Limited ("Alinta"), the holders of its ordinary shares and options, and an associated Capital Reduction. The Schemes of Arrangement relate to the acquisition of Alinta by a consortium formed by Babcock & Brown International Pty Limited and Singapore Power International Pte Ltd. Consideration for the acquisition includes the following securities:

- 377 million stapled securities of units in Babcock & Brown Infrastructure Trust ("BBIT") and shares in Babcock & Brown Infrastructure Limited ("BBIL") at a fixed ratio of 0.752 securities for each Alinta share;
- 335 million stapled securities comprising of units in the Babcock & Brown Power Trust ("BBPT") and shares in Babcock & Brown Power Limited ("BBPL") at a fixed ratio of 0.669 securities for each Alinta share;
- 130 million stapled securities comprising of units in the Babcock & Brown Wind Partners Trust ("BBWT") and shares in Babcock & Brown Wind Partners Limited ("BBWPL") and Babcock & Brown Wind Partners (Bermuda) Limited ("BBWPB") at a fixed ratio of 0.260 securities for each Alinta share; and
- up to 800 million exchangeable preference shares issued by BBI EPS Limited for a face value of $1.00 at a fixed ratio of 1.599 for each Alinta share.

Expressions defined in the Scheme Booklet have the same meaning in this report.

The nature of this Report is such that it should be given by an entity which holds an Australian Financial Services licence under the Corporations Act 2001. PricewaterhouseCoopers Securities Ltd is wholly owned by PricewaterhouseCoopers and holds the appropriate Australian Financial Services licence.

Background

On 11 May 2007 the Alinta Directors announced that they would recommend to the Alinta Shareholders a proposal put forward by a consortium comprising various Babcock & Brown Funds and Singapore Power International Pte Ltd to acquire 100% of the shares in Alinta.

As a consequence, the Alinta Directors are preparing a Scheme Booklet for presentation to the Alinta Shareholders. Consideration for this acquisition will be made by way of the following:

- $8.925 per Alinta share in cash
- 1.599 BBI exchangeable preference shares, 0.752 BBI Stapled Securities, 0.669 BBP Stapled Securities and 0.260 BBW Stapled Securities for each Alinta share, and
- an in specie distribution of 0.301 Australian Pipeline Trust Units, or equivalent, for every Alinta share.

PRICEWATERHOUSECOOPERS

Scope

You have requested PricewaterhouseCoopers Securities Ltd to prepare an Investigating Accountant's Report covering the following information:

(a) BBI Financial Information

i) the BBI proforma balance sheet as at December 31 2006 which assumes completion of the contemplated transactions including the acquisition of the BBI Alinta Assets disclosed in Section 5.6 of the Scheme Booklet (the pro forma transactions)

(the 'BBI Historical Financial Information").

ii) BBI Directors forecast consolidated income statement of BBI for the year ending 30 June 2007 excluding the BBI Alinta Assets;

iii) Pro forma forecast consolidated income statement of BBI for the year ending 30 June 2007 excluding the BBI Alinta Assets and 30 June 2008 including the BBI Alinta Assets; and

iv) Pro forma forecast consolidated cash available for distribution of BBI for the year ending 30 June 2007 excluding the BBI Alinta Assets and 30 June 2008 including the BBI Alinta Assets.

(collectively the "BBI Forecast Financial Information")

b) BBP Financial Information

i) the BBP proforma balance sheet as at December 31 2006 which assumes completion of the contemplated transactions including the acquisition of the BBP Alinta Assets disclosed in Section 7.6 of the Scheme Booklet (the pro forma transactions)

(the "BBP Historical Financial Information").

ii) BBP Directors forecast consolidated income statement of BBP for the year ending 30 June 2007 excluding the BBP Alinta Assets;

iii) Pro forma forecast consolidated income statement of BBP for the year ending 30 June 2007 excluding the BBP Alinta Assets and 30 June 2008 including the BBP Alinta Assets;

iv) BBP Directors forecast consolidated cash available for distribution for the year ending 30 June 2007 excluding the BBP Alinta Assets; and

v) Pro forma forecast consolidated cash available for distribution of BBP for the year ending 30 June 2007 excluding the BBP Alinta Assets and 30 June 2008 including the BBP Alinta Assets.

(collectively the "BBP Forecast Financial Information").

PRICEWATERHOUSECOOPERS

c) BBW Financial Information

i) the BBW proforma balance sheet as at 31 December 2006 which assumes completion of the contemplated transactions including the sale of the Wattle Point Assets disclosed in Section 8.6 of the Scheme Booklet (the pro forma transactions) (the "BBW Historical Financial Information")

BBW cashflows from operations guidance and distribution guidance is outside the scope of this report.

This Report has been prepared for inclusion in the Scheme Booklet. We disclaim any assumption of responsibility for any reliance on this Report or on the BBI Financial Information, BBP Financial Information and the BBW Financial Information to which it relates for any purposes other than for which it was prepared.

Scope of review of Historical Financial Information

The BBI Historical Financial Information set out in Section 5.9 of the Scheme Booklet has been extracted from the reviewed financial statements of BBI, which were reviewed and were issued with an unmodified opinion on the financial statements. The BBI Historical Financial Information incorporates such adjustments as the BBI Directors considered necessary to reflect the operations of BBI going forward. The BBI Directors are responsible for the preparation of the BBI Historical Financial Information, including determination of the adjustments.

The BBP Historical Financial Information set out in Section 7.9 of the Scheme Booklet has been extracted from the reviewed financial statements of BBP, which were reviewed by PricewaterhouseCoopers that issued a modified review opinion on the financial statements. The modification related only to the fact that BBP had no prior period comparison data given that it was listed on 11 December 2006. The BBP Historical Financial Information incorporates such adjustments as the BBP Directors considered necessary to reflect the operations of BBP going forward. The BBP Directors are responsible for the preparation of the BBP Historical Financial Information, including determination of the adjustments.

The BBW Historical Financial Information set out in Section 8.9 of the Scheme Booklet has been extracted from the reviewed financial statements of BBW , which were reviewed by PricewaterhouseCoopers that issued an unmodified review opinion on the financial statements. The BBW Historical Financial Information incorporates such adjustments as the BBW Directors considered necessary to reflect the operations of BBW going forward. The BBW Directors are responsible for the preparation of the BBW Historical Financial Information, including determination of the adjustments.

PRICEWATERHOUSECOOPERS

We have conducted our review of Historical Financial Information, in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". We made such inquiries and performed such procedures as we, in our professional judgement, considered reasonable in the circumstances including:

- a review of work papers, accounting records and other documents;
- a review of the assumptions used to compile the pro forma balance sheets;
- a comparison of consistency in application of the recognition and measurement principles in Accounting Standards and the accounting policies disclosed the Scheme Booklet, and
- enquiry of respective directors, management and others of BBI , BBP and BBW.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

The historical Alinta financial information for the BBI Alinta Assets and BBP Alinta Assets has been provided by Alinta and for which the Alinta Directors are responsible. The Alinta historical financial information has been reviewed by PricewaterhouseCoopers Securities Ltd whose report can be found in Annexure F.

Review statement on Historical Financial Information

Based on our review, which is not an audit, nothing has come to our attention which causes us to believe that:

- the pro forma balance sheets have not been properly prepared on the basis of the pro forma transactions;
- the pro forma transactions do not form a reasonable basis for the pro forma balance sheets;
- the Historical Financial Information of BBI, BBP and BBW, as set out in Sections 5.9, 7.9 and 8.9 of the Scheme Booklet respectively do not present fairly:

  ii) the pro forma balance sheet of BBI as at 31 December 2006
  iii) the pro forma balance sheet of BBP as at 31 December 2006
  iv) the pro forma balance sheet of BBW as at 31 December 2006

in accordance with the recognition and measurement principles prescribed in Accounting Standards and the accounting policies disclosed in the Scheme Booklet.

PRICEWATERHOUSECOOPERS

Scope of review of Forecast Financial Information (BBI and BBP only)

The directors of Babcock & Brown Infrastructure Limited, together with the directors of Babcock & Brown Investor Services Limited as responsible entity of Babcock & Brown Infrastructure Trust (collectively the "BBI Directors") and the directors of Babcock & Brown Power Limited together with the directors of Babcock & Brown Power Services Limited as responsible entity for Babcock & Brown Power Trust (collectively the "BBP Directors") are responsible for the preparation and presentation of the BBI Forecast Financial Information and BBP Forecast Financial Information respectively, including the best estimate assumptions, which include the pro forma transactions, on which they are based.

Our review of the best estimate assumptions underlying the BBI Forecast Financial Information and the BBP Forecast Financial Information was conducted in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". Our procedures consisted primarily of enquiry and comparison and other such analytical review procedures we considered necessary so as to adequately evaluate whether the best estimate assumptions provide a reasonable basis for the BBI Forecast Financial Information and the BBP Forecast Financial Information. These procedures included discussion with the BBI Directors and BBI management with respect to the BBI Forecast Financial Information and discussions with the BBP Directors and BBP management with respect to the BBP Forecast Financial Information. The procedures have been undertaken to form an opinion whether anything has come to our attention which causes us to believe that the best estimate assumptions do not provide a reasonable basis for the preparation of the BBI Forecast Financial Information and the BBP Forecast Financial Information and whether, in all material respects, the BBI Forecast Financial Information and the BBP Forecast Financial Information is properly prepared on the basis of the assumptions and are presented fairly in accordance with the recognition and measurement principles prescribed in Accounting Standards the accounting policies disclosed in the Scheme Booklet so as to present a view of BBI and BBP which is consistent with our understanding the past, current and future operations of BBI and BBP.

The BBI Forecast Financial Information and the BBP Forecast Financial Information has been prepared by the BBI Directors and BBP Directors respectively to provide investors with a guide to the potential future financial performance of BBI and BBP respectively based upon the achievement of certain economic, operating, development and trading assumptions about future events and actions that have not yet occurred and may not necessarily occur. There is a considerable degree of subjective judgement involved in the preparation of the BBI Forecast Financial Information and the BBP Forecast Financial Information. Actual results may vary materially from the BBI Forecast Financial Information and the BBP Forecast Financial Information and the variation may be materially positive or negative. Accordingly, investors should have regard to the investment risks set out in Sections 5.12 and 7.12 of the Scheme Booklet in relation to BBI and BBP respectively and in Section 12 of the Scheme Booklet which sets out the risks of the Scheme.

PRICEWATERHOUSECOOPERS

The forecast Alinta financial information for the BBI Alinta Assets and BBP Alinta Assets has been provided by Alinta and for which the Alinta Directors are responsible. The Alinta forecast financial Information has been reviewed by PricewaterhouseCoopers Securities Ltd whose report can be found in Annexure F.

Review statement on the Forecast Financial Information

Based on our review of the BBI Forecast Financial Information and BBP Forecast Financial Information, which is not an audit, and based on an investigation of the reasonableness of the best estimate assumptions giving rise to the BBI Forecast Financial Information and the BBP Forecast Financial Information, nothing has come to our attention which causes us to believe that:

ii) the best estimate assumptions set out in Sections 5.9(h) and 7.9(h) of the Scheme Booklet do not provide a reasonable basis for the preparation of the BBI Forecast Financial Information and BBP Forecast Financial Information, respectively

iii) the BBI Forecast Financial Information and the BBP Forecast Financial Information is not properly prepared on the basis of the best estimate assumptions and presented fairly in accordance with the recognition and measurement principles prescribed in Accounting Standards and the accounting policies disclosed in the Scheme Booklet

iv) either the BBI Forecast Financial Information or the BBP Forecast Financial Information is unreasonable.

The underlying assumptions are subject to significant uncertainties and contingencies often outside the control of BBI and BBP. If events do not occur as assumed, actual results and distributions achieved may vary significantly from the BBI Forecast Financial Information and BBP Forecast Financial Information. Accordingly, we do not confirm or guarantee the achievement of the BBI Forecast Financial Information or the BBP Forecast Financial Information, as future events, by their very nature, are not capable of independent substantiation.

Subsequent events

Apart from the matters dealt with in this Report, and having regard to the scope of our Report, to the best of our knowledge and belief no material transactions or events outside of the respective ordinary businesses of BBI, BBP and BBW have come to our attention that would require comment on, or adjustment to, the information referred to in our Report or that would cause such information to be misleading or deceptive.

PRICEWATERHOUSECOOPERS

Independence or Disclosure of Interest

PricewaterhouseCoopers Securities Ltd does not have any interest in the outcome of this issue other than the preparation of this Report and participation in due diligence procedures for which normal professional fees will be received.

We note that PricewaterhouseCoopers Securities Ltd has also provided an Investigating Accountant's Report to the Alinta Directors in relation to the Alinta financial information included in Annexure F of this Scheme Booklet. The addressees to this Investigating Accountant's Report and the Alinta Directors have consented to PricewaterhouseCoopers Securities Ltd acting in these capacities.

Financial Services Guide

We have included our Financial Services guide as Appendix A to our Report. The Financial Services Guide is designed to assist retail clients in their use of any general financial product advice in our Report.

Yours faithfully

Paul Lindstrom
Authorised Representative of
PricewaterhouseCoopers Securities Ltd

Clara Cutajar
Authorised Representative of
PricewaterhouseCoopers Securities Ltd

PRICEWATERHOUSECOOPERS

Appendix 1
PRICEWATERHOUSECOOPERS SECURITIES LTD
FINANCIAL SERVICES GUIDE
This Financial Services Guide is dated 29 June 2006

1. **About us**

PricewaterhouseCoopers Securities Ltd (ABN 54 003 311 617, Australian Financial Services Licence no 244572) (**"PwC Securities"**) has been engaged by Babcock & Brown Infrastructure Limited, Babcock & Brown Investor Services Limited as Responsible Entity for Babcock & Brown Infrastructure Trust, Babcock & Brown Power Limited, Babcock & Brown Power Services Limited as Responsible Entity for Babcock & Brown Power Trust, Babcock & Brown Power Advisory Pty Ltd, Babcock & Brown Wind Partners Limited, Babcock & Brown Wind Partners (Bermuda) Limited and Babcock & Brown Wind Partners Services Limited as Responsible Entity for the Babcock & Brown Wind Partners Trust (" the Funds") to provide a report in the form of an Investigating Accountant's Report on Historical and Forecast Financial Information (**the "Report"**) for inclusion in the Scheme Booklet to be dated 2 July 2007

You have not engaged us directly but have been provided with a copy of the Report as a retail client because of your connection to the matters set out in the Report.

2. **This Financial Services Guide**

This Financial Services Guide (**"FSG"**) is designed to assist retail clients in their use of any general financial product advice contained in the Report. This FSG contains information about PwC Securities generally, the financial services we are licensed to provide, the remuneration we may receive in connection with the preparation of the Report, and how complaints against us will be dealt with.

3. **Financial services we are licensed to provide**

Our Australian financial services licence allows us to provide a broad range of services, including providing financial product advice in relation to various financial products such as securities, interests in managed investment schemes, derivatives, superannuation products, foreign exchange contracts, insurance products, life products, managed investment schemes, government debentures, stocks or bonds, and deposit products.

4. **General financial product advice**

The Report contains only general financial product advice. It was prepared without taking into account your personal objectives, financial situation or needs

You should consider your own objectives, financial situation and needs when assessing the suitability of the Report to your situation. You may wish to obtain personal financial product advice from the holder of an Australian Financial Services Licence to assist you in this assessment.

5. **Fees, commissions and other benefits we may receive**

PwC Securities charges fees to produce reports, including this Report. These fees are negotiated and agreed with the entity who engages PwC Securities to provide a report. Fees are charged on an hourly basis or as a fixed amount depending on the terms of the agreement with the person who engages us. In the preparation of this Report our fees of $1,050,000 were based on hourly rates

Directors or employees of PwC Securities PricewaterhouseCoopers, or other associated entities, may receive partnership distributions, salary or wages from PricewaterhouseCoopers.

6. **Associations with issuers of financial products**

PwC Securities and its authorised representatives, employees and associates may from time to time have relationships with the issuers of financial products. For example, PricewaterhouseCoopers may be the auditor of, or provide financial services to the issuer of a financial product and PwC Securities may provide financial services to the issuer of a financial product in the ordinary course of its business. PricewaterhouseCoopers is the auditor of Babcock & Brown Power Limited, Babcock & Brown Power Services Limited as Responsible Entity for Babcock & Brown Power Trust, Babcock & Brown Power Advisory Pty Ltd, Babcock & Brown Wind Partners Limited, Babcock & Brown Wind Partners (Bermuda) Limited and Babcock & Brown Wind Partners Services Limited as Responsible Entity for the Babcock & Brown Wind Partners Trust.

7. **Complaints**

If you have a complaint, please raise it with us first, using the contact details listed below. We will endeavour to satisfactorily resolve your complaint in a timely manner. In addition, a copy of our internal complaints handling procedure is available upon request.
If we are not able to resolve your complaint to your satisfaction within 45 days of your written notification, you are entitled to have your matter referred to the Financial Industry Complaints Service (**"FICS"**), an external complaints resolution service. You will not be charged for using the FICS service.

8. **Contact Details**

PwC Securities can be contacted by sending a letter to the following address:

Clare Cutajar
PricewaterhouseCoopers Securities Ltd
Darling Park Tower 2
201 Sussex Street
Sydney NSW 1171

This page has been left blank intentionally.

ANNEXURE G

INDEPENDENT EXPERT'S REPORT

GRANT SAMUEL

GRANT SAMUEL & ASSOCIATES

LEVEL 19 GOVERNOR MACQUARIE TOWER
1 FARRER PLACE SYDNEY NSW 2000
GPO BOX 4301 SYDNEY NSW 2001
T: +61 2 9324 4211 / F: +61 2 9324 4301
www.grantsamuel.com.au

2 July 2007

The Directors
Alinta Limited
Level 6
12-14 The Esplanade
Perth WA 6000

Dear Directors

Babcock & Brown/SPI Consortium Proposal

1 Introduction

On 9 January 2007, Alinta Limited ("Alinta") announced that it had received an approach in relation to a potential management buyout ("MBO") proposal that was being developed by a group of its senior executives. Alinta then initiated a process by which potentially interested parties were invited to put forward expressions of interest to acquire the company.

Proposals to acquire Alinta were received from two consortia and, following negotiations with both, Alinta announced on 30 March 2007 that it had signed a Scheme Implementation Agreement under which a consortium comprising Babcock & Brown International Pty Ltd, a wholly owned subsidiary of Babcock & Brown Limited ("Babcock & Brown"), and Singapore Power International Pte Ltd ("SPI") (the "Babcock & Brown/SPI Consortium") would acquire all of the issued shares in Alinta ("the Original Proposal"). The proposal by the consortium led by Macquarie Bank Limited (the "Macquarie Consortium") did not progress.

On 4 May 2007, Alinta received a revised proposal from the Macquarie Consortium. Following further negotiations with both consortia, Alinta announced on 11 May 2007 that it had signed an amended and restated Scheme Implementation Agreement with the Babcock & Brown/SPI Consortium ("the Proposal").[1]

Babcock & Brown is a global investment and advisory firm with five operating divisions. Its Infrastructure and Project Finance Division manages three Australian Securities Exchange ("ASX") listed energy infrastructure entities, Babcock & Brown Infrastructure ("BBI"), Babcock & Brown Power ("BBP") and Babcock & Brown Wind Partners ("BBW"). Securities in each of these entities will be issued to Alinta shareholders as part of the Proposal. SPI is a wholly owned subsidiary of Singapore Power Limited ("Singapore Power"), the largest electricity and gas utility company in Singapore and is ultimately owned by the Government of the Republic of Singapore. Singapore Power also has operations in Australia and Asia. SPI owns a 51% interest in ASX listed energy and utility investment entity SP AusNet.

The Proposal is to be implemented by way of two schemes of arrangement under Section 411 of the Corporations Act, 2001 ("Corporations Act") to be approved respectively by Alinta shareholders (the "Share Scheme") and optionholders (the "Option Scheme") and an associated capital reduction to be approved by Alinta shareholders. Under the terms of the Proposal:

- the assets and liabilities of Alinta are to be distributed to SPI, BBI, BBP, BBW and Alinta shareholders;
- the consideration payable to Alinta shareholders under the Share Scheme is a combination of cash, BBI stapled securities, BBP stapled securities, BBW stapled securities and BBI exchangeable preference shares ("EPS")[2]. APA Group stapled securities will be distributed to Alinta shareholders by a combination of capital reduction and dividend. The only component of the consideration

[1] On 28 June 2007 Alinta entered into agreements with APA Group to separate various interests and conclude outstanding litigation. Details of these agreements are set out in Section 10.8 of the Scheme Booklet and summarised in Section 7.12 of this report. The economic effect of the Proposal for Alinta shareholders is not impacted by these agreements.

[2] EPS are new securities to be issued by a subsidiary of BBI and are described in detail in Section 6 of the Scheme Booklet and in summary in Section 8.6 of this report.

expected to qualify for capital gains tax ("CGT") rollover relief is the EPS. Shareholders may elect the consideration to be received from four alternatives reflecting various combinations of each component:

- the Default Alternative;
- the Maximum Preference Shares Alternative;
- the Maximum Cash Alternative; and
- the Maximum Securities Alternative.

In addition, Alinta shareholders holding less than 1,000 shares can also elect to place the BBI, BBP, BBW, EPS and APA Group securities they receive under the Share Scheme into a brokerage free cash out facility ("the Cash Out Alternative")[3].

If an election is not made, Alinta shareholders will be deemed to have elected the Default Alternative. However, irrespective of the election made, Alinta shareholders will receive the in-specie distribution of Alinta's holding of APA Group stapled securities. The available pool of cash and securities from which the consideration is to be paid is limited and, therefore, Alinta shareholder elections are subject to being scaled back and to other consideration pool adjustments. Each of the consideration alternatives and the scale back and pool adjustment processes are explained in detail in Section 13 of the Scheme Booklet. The aggregate value to be received by an Alinta shareholder under each of the alternatives will vary with movement in the security prices up to the effective date of the Share Scheme.

The consideration under the Default Alternative (prior to any adjustment that may occur under the terms of the Share Scheme) is:

- $8.925 in cash per Alinta share;
- 1.599 EPS per Alinta share;
- 0.752 BBI stapled securities per Alinta share;
- 0.669 BBP stapled securities per Alinta share; and
- 0.260 BBW stapled securities per Alinta share.

In addition, an in-specie distribution[4] of 0.301 APA Group stapled securities per Alinta share structured to include a dividend with franking credits of up to 40 cents per Alinta share will be made to Alinta shareholders.

The consideration finally received under the Default Alternative might vary from that outlined above, depending on the extent and mix of elections made for the other alternatives. However, it will be structured to deliver the same aggregate value as the Default Alternative as set out above (based on the volume weighted average trading prices of the listed securities over the five business days prior to the effective date of the Share Scheme and assuming a value of $1.00 for the EPS); and

- the consideration payable to Alinta optionholders under the Option Scheme will be a cash amount equal to the value of the consideration under the Default Alternative and the distribution of APA Group securities (calculated after adding back any additional dividend or capital reduction paid and excluding the value of any franking credits) less the exercise price of the option.

Other elements of the Proposal include:

- Alinta has agreed to non-solicitation obligations and to certain no-talk, no-due diligence and no-commitment obligations;
- a break fee of $59.25 million is payable by Alinta to the Babcock & Brown/SPI Consortium in certain circumstances;
- Alinta shareholders will rank pari passu with existing stapled securityholders in all respects including

[3] Under the Cash Out Alternative, Alinta shareholders would receive the cash component and the net proceeds from the sale of the various Babcock & Brown securities and the APA Group stapled securities.

[4] The in-specie distribution is to be implemented by way of a capital reduction and a dividend franked to the maximum possible extent.

for any distributions paid by BBI, BBP and BBW from the date the securities are issued but will not participate in any distribution paid in relation to the six months ending 30 June 2007; and

- Babcock & Brown has agreed to waive the origination fees payable by BBI, BBP and BBW in relation to the Proposal and has announced that it will not charge any fund management fees in relation to the assets acquired by BBI, BBP and BBW until the Proposal is implemented.

If the Proposal is implemented, former Alinta shareholders, in aggregate, will hold interests in ASX listed entities as follows:


Ownership Interests Following Implementation
Former Alinta Shareholders
16.8%¹
48.0%¹
16.1%¹
35%
New BBI
Transferred Alinta Assets
PLUS
• Transport Infrastructure
- Dalrymple Bay Coal Terminal
- WestNet Rail (51%)²
- PD Ports
- Water Container Transport (51%)³
- Tarragona Port Services (51%)⁴
• Electricity Transmission and Distribution
- Powerco
- IEG
- Cross Sound Cable
New BBP
Transferred Alinta Assets
PLUS
• Power stations
- 7 operating
- 1 under development
New BBW
$211 million cash⁵
PLUS
• Wind farms
- 27 operating⁶
- 3 not yet operational
- 3 under construction
APA Group
• Gas Transmission Assets
- over 10,000 km of pipelines in Australia
• Gas Distribution Assets
- South East Queensland Gas Network
• Electricity Transmission
- Murraylink
- DirectLink
• Other Energy Assets
• Services Businesses

Notes:
(1) Ownership interests calculated assuming the Default Alternative and no utilisation of Cash Out Alternative.
(2) BBI intends to exercise the call option over the remaining 49% of WestNet Rail after June 2007.
(3) BBI holds a call option over the remaining 49% of Water Container Transport.
(4) BBI holds a call option over the remaining 49% of Tarragona Port Services.
(5) Partial proceeds from the sale of Wattle Point Wind Farm.
(6) Including wind farms in Spain, the acquisition of which is expected to complete in June 2007.

The Share Scheme is subject to Alinta shareholder approval and the Option Scheme is subject to optionholder approval. Both schemes are subject to approval by the Federal Court of Australia. The Option Scheme will not come into effect unless the Share Scheme is implemented.

The in-specie distribution of APA Group securities to Alinta shareholders is to be effected by way of a dividend franked to the maximum possible extent and a capital reduction (the "Capital Reduction") (collectively, the "APA Distribution"). The Capital Reduction is subject to the approval of Alinta shareholders in general meeting. The resolution to approve the Share Scheme is conditional on the Capital Reduction resolution being approved. The APA Distribution is conditional upon the Share Scheme being effective.

Although there is no requirement in the present circumstances for an independent expert's report pursuant to the Corporations Act or the ASX Listing Rules, the directors of Alinta have engaged Grant Samuel & Associates Pty Limited ("Grant Samuel") to prepare an independent expert's report setting out whether, in its opinion:

- the Share Scheme is in the best interests of Alinta shareholders;
- the Option Scheme is in the best interests of Alinta optionholders; and

- the Capital Reduction is fair and reasonable to Alinta shareholders as a whole and does not materially prejudice Alinta's ability to pay its creditors.

A copy of this report will accompany the Notices of Meeting and Explanatory Memorandum ("Scheme Booklet") to be sent by Alinta to its securityholders. This letter contains a summary of Grant Samuel's opinion and main conclusions.

2 Summary of Opinion on Share Scheme

Grant Samuel has estimated the full underlying value of Alinta shares to be in the range $13.84-16.16 per share. This value includes a premium for control and exceeds the price at which Alinta shares would be expected to trade in the absence of the Proposal or some similar transaction (and even if some kind of internal restructure is implemented).

An aggregate value in the range $15.74-16.07 per Alinta share has been attributed to the consideration offered under the Share Scheme (based on the Default Alternative prior to any adjustment that may occur). This value reflects values for each of the securities offered based largely on current market values but adjusted to reflect certain specific factors (except for the value of the EPS which is an estimate of their fair value). Grant Samuel believes this is a reasonable approach. BBI, BBP, BBW and APA Group are all listed on the ASX and have reasonably liquid share registers. They generally own established assets producing steady cash flows and are not rated materially different to their peers.

The Share Scheme therefore provides fair value to Alinta shareholders and is an opportunity for shareholders to crystallise the substantial value uplift that has been created since the company listed seven years ago. As the consideration is fair, it is also reasonable. Indeed, the consideration lies at the top end of Grant Samuel's estimated value range. This is not surprising in view of the protracted and competitive sale process undertaken by Alinta. Even if the market price of all the scrip components of the consideration fell materially, the aggregate value of the consideration would remain within the estimated value range for Alinta.

In addition, there will be franking credits of 40 cents per Alinta share attached to a dividend that forms part of the consideration. These credits may be of additional value to those shareholders who can utilise them.

Shareholders will enjoy a substantial uplift in income, over 100% based on the Default Alternative and assuming no CGT liability. Even if the maximum CGT was payable, the uplift in income for individuals would be around 80%.

Shareholders have a number of choices as to the form and structure of the consideration. This should enable shareholders to choose an alternative that best meets their requirements or preferences (e.g. cash or CGT rollover relief).

At the same time, there are a number of disadvantages and risks which shareholders should consider carefully in forming their view on the Proposal, including:

- **the complexity of the Proposal and the uncertainties attached to, and the consequences of, shareholder choices as to the form of consideration. Shareholders may not receive the full extent of the election they make. There is also potential for some, albeit probably only temporary, selling pressure on the market prices of the securities offered as consideration;**
- **the lack of certainty as to the amount per share to be received from any of the cash based alternatives including the Cash Out Alternative for small shareholders;**
- **the fixed income nature of the EPS which are the only part of the consideration that provides CGT rollover relief;**
- **the impact of the fragmented nature of the consideration on the size of individual interests in the new entities for small Alinta shareholders who do not want cash;**
- **the fact that BBI, BBP and BBW are all externally managed vehicles managed by Babcock & Brown;**
- **the change in the mix and composition of underlying investments;**

- **the potential loss of the AlintaAGL business (WA Retail and Cogeneration) by BBP, albeit for value; and**
- **the loss of the diversification benefits from Alinta's broad portfolio of businesses.**

These issues are not inconsequential but Grant Samuel's view is that they do not outweigh the merits of the Proposal.

The directors of Alinta determined that the Proposal was superior to the revised proposal from the Macquarie Consortium. As the Macquarie Consortium proposal is not currently "on the table", it is not relevant to compare it to the Proposal. It is conceivable that if the Proposal is not approved, the Macquarie Consortium could reactivate its proposal. However, no indication of this has been given and there is no guarantee it would be on the same terms.

Alinta has explored an "internal restructure" alternative which would be developed further if the Proposal was not approved. However, while it may result in market values well above the pre announcement price, such a proposal would not provide a premium for control and is unlikely to deliver value equivalent to the Proposal.

In summary, Grant Samuel believes that, on balance, Alinta shareholders are likely to be better off if the Share Scheme is approved than if it is not. Accordingly, the Share Scheme is in the best interests of Alinta shareholders.

3 Key Conclusions relating to Share Scheme

- **Grant Samuel has valued Alinta in the range of $13.84-16.16 per share.**

  Grant Samuel's valuation of Alinta is summarised below:

Alinta – Valuation Summary ($ millions)

	Valuation Range	
	Low	High
Transmission and Distribution	7,520.0	8,170.0
Power Generation	805.0	900.0
Energy Markets	900.0	970.0
Asset Management	2,600.0	2,800.0
Corporate costs	(375.0)	(315.0)
Total business operations	**11,450.0**	**12,525.0**
Investment in APA Group	630.0	660.0
Other assets and liabilities	104.5	194.5
Costs savings (listed company and other corporate costs)	180.0	150.0
Net borrowings (adjusted)	(5,437.4)	(5,437.4)
Value of equity	**6,927.1**	**8,092.1**
Fully diluted shares on issue (millions)	500.7	500.7
Value per share	**$13.84**	**$16.16**

In considering this value range, shareholders should take note of the following:

- the bottom of the range ($13.84) represents the threshold price. A price above that level is fair from a financial point of view while prices below would not be fair value in a change of control transaction;
- the value range for Alinta's business operations is an overall judgement having regard to a number of valuation methodologies and parameters, including discounted cash flow ("DCF") analysis, capitalisation of earnings or cash flows (multiples of EBITDA[5] and EBIT[6]) and other measures commonly used in the energy infrastructure sector (including multiples of regulated asset base and customers accounts);

[5] EBITDA is earnings before net interest, tax, depreciation, amortisation, investment income, equity accounted profits and significant and non-recurring items.

[6] EBIT is earnings before net interest, tax, investment income, equity accounted profits and significant and non-recurring items.

- the value includes a premium for control. Synergies available to acquirers are normally a significant factor in justifying their ability to pay a meaningful premium over market prices. In this case, there are some synergies likely to be available to multiple acquirers but they are not a large factor in the context of Alinta as a whole;
- the value is based on earnings which exclude corporate overhead costs of $15 million (including listed company costs) which most buyers of Alinta would be able to save; and
- the value range is relatively wide. This reflects the large number of different business operations and assets coupled with Alinta's degree of financial leverage which accentuates the impact of the value ranges applied to the individual business operations.

- **The value range represents relatively high multiples of Alinta's earnings.**

The value range represents the following multiples of Alinta's overall earnings:

Alinta – Implied Valuation Parameters	Value Range	
	Low	High
Multiple of EBITDA (adjusted)[7]		
Year ending 31 December 2007 (forecast)	13.9	15.0
Year ending 30 June 2008 (forecast)	12.9	14.0
Multiple of EBIT (adjusted)[7]		
Year ending 31 December 2007 (forecast)	19.4	21.0
Year ending 30 June 2008 (forecast)	17.8	19.2
Multiple of net profit after tax[8]		
Year ending 31 December 2007 (forecast)	32.9	38.4
Year ending 30 June 2008 (forecast)	31.7	37.1
Multiple of NTA at 31 December 2006[9]		
Geared	5.6	6.6
Ungeared	1.5	1.7

Grant Samuel believes that the multiples implied by the valuation are reasonable. There are several important factors which support the multiples:

- the market evidence in terms of multiples implied by the acquisitions of other Australian energy infrastructure owners and infrastructure management businesses and the share prices of listed Australian entities in the energy infrastructure sector. The multiples reflect the blend of Alinta's various businesses (i.e. energy transmission and distribution, power generation and an infrastructure services business). There is no single company to which Alinta can be directly compared but there are comparables for its key components;
- the strategic attractions of Alinta's businesses including its:
  - 100% ownership of the gas distribution network in New South Wales (the largest single network in the country);
  - controlling interests in the sole gas distribution network (AlintaGas Networks) and the incumbent gas retailer (WA Retail) in Western Australia;
  - a significant portfolio of gas transmission pipelines and electricity generation assets; and
  - a substantial national energy infrastructure services business which has a stronger growth profile than regulated infrastructure assets;

7 The forecast multiples of EBITDA and EBIT are based on the Scheme Booklet earnings adjusted to reflect:
- earnings relating to Glenbrook Power Station and Cawse Cogeneration Facility (which are treated as finance leases for accounting purposes); and
- the proportionate earnings of ActewAGL Distribution (50% owned), AlintaGas Networks (74.1% owned) and AlintaAGL (67% owned).

Historical multiples are not shown as historical earnings only reflect a part year contribution from the Alinta/AGL Transaction and the resulting earnings multiples are therefore not meaningful.

8 Based on adjusted profit attributable to Alinta shareholders (see Section 11.2 of the Scheme Booklet).

9 Based on pro forma Alinta balance sheet at 31 December 2006 (see Section 11.2 of the Scheme Booklet).

- the expectation of growth in earnings beyond the forecast period for certain business operations (e.g. Alinta Asset Management, AlintaAGL, Newman Power Station and the Dampier to Bunbury Natural Gas Pipeline); and
- significant cost savings that are flowing through the business in the current year (2007) from the integration of AGL's Agility business with Alinta Asset Management with more savings to emerge in 2008. Alinta has identified $70 million of total annual savings which it believes are achievable by 2009 in the absence of a takeover offer.

- **The consideration under the Share Scheme has been attributed a value of $15.74-16.07 and is therefore fair and reasonable.**

The consideration under the Share Scheme is a combination of cash, BBI stapled securities, BBP stapled securities, BBW stapled securities, EPS and APA Group stapled securities. Shareholders may elect the consideration to be received from four alternatives reflecting various combinations of each component.

Grant Samuel has used the Default Alternative as the basis for measuring the value of the Share Scheme consideration for the following reasons:

- if an election is not made, then that shareholder will be deemed to have elected the Default Alternative; and
- the other alternatives are structured so that the amount of cash or quantum of shares under each is adjusted to deliver the same aggregate value as the Default Alternative.

In Grant Samuel's opinion, it is reasonable to attribute value to the Share Scheme consideration under the Default Alternative of $15.74-16.07 per Alinta share:

Value of Consideration Offered under Default Alternative			
Consideration Component	**Value per Security**	**Exchange Ratio**	**Value per Alinta Share**
Cash			$8.925
BBI stapled securities	$1.65-1.75	0.752	$1.241-1.316
EPS	$0.99-1.01	1.599	$1.583-1.615
BBP stapled securities	$3.40-3.60	0.669	$2.275-2.408
BBW stapled securities	$1.75-1.85	0.260	$0.455-0.481
APA Group stapled securities	$4.20-4.40	0.301	$1.264-1.324
Total			**$15.743-16.070**

In addition, for those shareholders able to utilise franking credits, the value of the consideration offered may increase by up to 40 cents per Alinta share.

In determining the value range, Grant Samuel has considered the recent sharemarket trading history, market rating in comparison to peers and the liquidity of each security as well as the pro forma financial impacts and any other impacts of the Proposal on each of the entities. Grant Samuel sees no reason to challenge the normal assumption that the recent security prices represent a reasonable assessment of value of a well informed market for each of the listed scrip components. The values adopted above are after taking into account the distributions for the period ending 30 June 2007 for the Babcock & Brown entities to which Alinta shareholders are not entitled. The value range also assumes no deterioration in equity market conditions.

In this context, it is important to note that the complexities and uncertainties of the consideration structure mean that there is potential for some dislocation in the market for the various securities. There could be excess selling pressure from former Alinta shareholders as they deal with their new interests. However, any substantial effects should only be temporary and, in any event, a range of mechanisms have been, or will be, established which are expected to help create an orderly market in the securities of the Babcock & Brown entities post implementation of the Share Scheme.

As the value attributed to the consideration offered under the Share Scheme (based on the Default Alternative) exceeds $13.84 (i.e. the low end of Grant Samuel's value range for Alinta shares), the Share Scheme provides fair value to Alinta shareholders. Indeed, the consideration lies at the top end of Grant Samuel's estimated value range. This is not surprising in view of the protracted and competitive sale process undertaken by Alinta. As the consideration is fair, it is also reasonable.

- **The premium over the pre announcement price of shares in Alinta is substantial.**

  The Proposal provides shareholders with a substantial premium over the share price prevailing prior to the announcement of the potential MBO approach on 9 January 2007:


Alinta - Share Price History
(1 January 2005 - 22 June 2007)
Share Price ($)
$17.00
$15.00
$13.00
$11.00
$9.00
$7.00
Value of Consideration ($15.74 to 16.07)
Alinta/AGL Transaction announced
Potential MBO approach announced
AIH spinout announced
Jan-05
Apr-05
Jul-05
Oct-05
Jan-06
Apr-06
Jul-06
Oct-06
Jan-07
Apr-07

Source: IRESS

The value attributed to the consideration represents premiums of 40-43% over the price prior to announcement of the potential MBO approach. The level of premiums seen in takeovers varies widely depending on the circumstances of the target company and other factors (such as the extent of competing offers) but tends to fall in a range of 20-35%. The premium implied by the Proposal is clearly at the upper end of takeover premiums (even after allowing for the 10-15% rise in the Australian stockmarket since 8 January 2007).

- **Alinta shareholders should receive a very substantial uplift in income.**

  Based on the Default Alternative, Alinta shareholders should receive a very substantial uplift in income as a result of the Proposal:

Pro Forma Income Effect for Alinta Shareholder (1,000 shares)

Security	Number	Distribution or Income Rate	Year to 30 June 2008 Before Proposal $	Year to 30 June 2008 After Proposal $
Alinta	1,000	50.0 cents	500.00	
BBI	752	15.0 cents		112.80
BBP	669	26.1 cents		174.61
BBW	260	14.0 cents		36.40
EPS	1,599	7.51%[10]		120.08
APA Group	301	29.3 cents[11]		88.19
Cash	$8,925	6.0%[12]		535.50
			500.00	**1,067.58**

The effective income uplift would be reduced to the extent that shareholders have to pay CGT on the consideration but, even if a shareholder faces a substantial capital gain, there is still likely to be a

10 Based on the current 90 day BBSW

11 Based on broker consensus forecasts for the year ending 30 June 2008 for APA Group (see Appendix 5).

12 Assumed interest rate on cash deposit.

material uplift in income. For example, shareholders who acquired their Alinta shares at the retail application price at IPO of $2.25 and on the 45% marginal tax rate would still receive an uplift in income of around 80% (based on the Default Alternative).

However, shareholders should note that:

- Alinta's forecast dividend for the year ending 30 June 2008 (50 cents fully franked) is based on its current structure. It is likely that a proposed internal restructure would result in an increase in dividends/distributions. To this extent, the effective uplift would be lower than that shown above but still significant;
- distributions on the BBI, BBP and BBW stapled securities are tax advantaged (i.e. provide tax free income) but this is not permanent and, in any event, it reduces a securityholder's tax cost base. When the cost base is exceeded distributions will be taxable and, on disposal, CGT would be payable on the full proceeds;
- distributions on the EPS are fully taxable; and
- distributions on APA Group securities are expected to comprise taxed profits (i.e. franking credits), pre tax profits and capital distributions (tax deferred).

- **The Share Scheme offers considerable flexibility but there are uncertainties and disadvantages.**

  Shareholders can elect from a number of alternative forms of consideration. In addition to the Default Alternative (a mix of cash, securities in BBI, BBP, BBW, APA Group and the EPS), shareholders can choose from among the following:

  - Maximum Cash Alternative under which shareholders can elect to receive a greater amount of cash in lieu of BBI, BBP and BBW securities and the EPS (but would still receive the APA Group securities). It is possible that shareholders electing this alternative could receive all of their consideration, except for APA Group securities, in cash. Shareholders electing this alternative can also elect to have any unmarketable parcels of securities they receive (i.e. a parcel of securities with a market value less than $500) sold through a brokerage free sale facility;
  - Maximum Securities Alternative under which shareholders can elect to receive more ordinary securities in BBI, BBP and BBW in lieu of the EPS and the cash component of $8.925 per Alinta share. It is possible that shareholders electing this alternative could receive all of their consideration in the form of listed ordinary securities in the three Babcock & Brown entities and APA Group; and
  - the Maximum Preference Shares Alternative under which shareholders can elect to receive more EPS in lieu of ordinary securities in BBI, BBP and BBW and the cash component. EPS securities are expected to qualify for CGT rollover relief while the other securities offered will not. Accordingly, shareholders could enjoy CGT rollover relief on all of their consideration except for the APA Group securities.

  These choices mean that shareholders can choose an alternative that best suits their requirements or preferences whether that is to maximise the amount of cash, defer any CGT liabilities or other preference. In view of the rise in the Alinta share price over the seven years since listing, there may be a considerable number of shareholders with significant capital gains embedded in their shareholdings.

  Alinta shareholders holding less than 1,000 shares will be able to elect any of the four alternatives. They can also elect the Cash Out Alternative and receive the Default Alternative but have all of the non cash consideration sold for them through a brokerage free sale facility. Accordingly, they will be able to receive all of their consideration in cash. In addition, if they elect the Maximum Cash Alternative they can also elect to have any unmarketable parcels of securities they receive sold through a brokerage free sale facility.

  However, at the same time the structure of the consideration has a number of disadvantages and risks:

  - there is no guarantee shareholders will receive the full extent of their elections as the cash and additional securities are subject to caps and scale back. The outcomes for each shareholder are out of that shareholder's control as they depend on the extent and mix of elections made by all other shareholders;

- the amounts per Alinta share received under either of the cash based alternatives are uncertain:
  - the cash amount payable under the Maximum Cash Alternative will depend on the value of the Default Alternative on the effective date for the Share Scheme; and
  - the amount received under the Cash Out Alternative will depend on the price received from the sale of the non cash components (BBI, BBP and BBW and APA Group securities and the EPS) into the secondary market immediately following the effective date for the Share Scheme;
- the EPS are the only portion of the consideration that will qualify for CGT rollover relief. In the Default Alternative these represent only around 10% of the consideration value. However, shareholders seeking to maximise their CGT rollover relief need to recognise that EPS are a fixed income security and are fundamentally different in terms of risk and return profile to Alinta shares. There is no equity upside. In other words, for shareholders to defer CGT in relation to their Alinta shares, they have to change the nature of their investment;
- Alinta shareholders with small holdings who do not want cash will, under the Default Alternative, receive small, and in many cases unmarketable parcels, of securities in some of the entities;
- the offer and the alternative forms of consideration are extremely complex. It is not beyond the realms of possibility that, despite the planned communications program, many small shareholders (and Alinta has 104,000 shareholders with less than 1,000 shares) will have difficulty understanding the offer and the full ramifications of each of the alternatives. There is certainly scope for confusion and a lack of action. If a large proportion of shareholders end up with the Default Alternative there could be adverse consequences for both:
  - the Babcock & Brown entities (BBI, BBP and BBW) in terms of administration costs (share registry, annual reports, other shareholder communication costs); and
  - investors in the relevant entities. There could be significant selling pressure and some dislocation in the market for the various securities, albeit probably only in the short term, as the former Alinta shareholders come to grips with the nature of their new interests.

  On the other hand, the increase in market capitalisation and in the size of the share registers will:
  - promote greater liquidity in the market for the securities and potentially attract greater investor interest; and
  - increase index weighting for BBI, BBP, BBW and APA Group which should attract further investor interest.

  In addition, various mechanisms have been, or will be, established to help create an orderly market for the BBI, BBP and BBW securities post implementation including the cash out facility for small shareholders and a scrip top up facility to be established post implementation.

- **Shareholders accepting any of the scrip based alternatives gain exposure to new asset classes and access the Babcock & Brown pipeline of investment opportunities.**

  Shareholders accepting any of the scrip based alternatives (e.g. the Default Alternative or the Maximum Securities Alternative) will obtain:
  - an exposure to new investment classes such as transport infrastructure (e.g. ports and rail) and wind power;
  - greater geographic diversity of asset exposures. BBI has assets in New Zealand, the United States, United Kingdom and Europe. More than 75% of BBW's generating capacity is located in Europe and the United States;
  - investments in a series of more focussed vehicles; and
  - access to the skill base and pipeline of opportunities of Babcock & Brown. Babcock & Brown has substantial resources devoted to developing interests in the energy and transport infrastructure sectors. It is reasonable to expect that BBI, BBP and BBW will continue to have access to many of these opportunities. In this context, it could be argued that the Proposal provides shareholders with a greater likelihood of benefiting from international expansion than they would under the current Alinta structure.

- **There are risks, disadvantages and costs for Alinta shareholders that are not inconsequential.**

  There are a number of disadvantages, risks and costs associated with the Proposal:

  - Alinta is an internally managed entity. In contrast, BBI, BBP and BBW are externally managed by Babcock & Brown (although BBI and BBP do employ staff to manage individual assets/businesses) under long term agreements (generally 25 years). Babcock & Brown provides senior management resources and access to investment opportunities developed by its in-house team. However, this does result in the payment of a variety of different fees by each of the entities to Babcock & Brown.

    Prima facie, these fees detract from the value of the underlying assets (but are offset by any "value add" through management expertise or access to opportunities). Accordingly, being forced from an internal to an external model may not be attractive to some Alinta shareholders (depending on their view about Babcock & Brown's "value add" relative to its fees). However, it should be noted that the market price of securities in BBI, BBP and BBW, on which the value of the consideration has largely been assessed, already reflect these fees (so they should not have any further negative effects);

  - there are limited prospects for a third party takeover offer for BBI, BBP or BBW (at least one not supported by Babcock & Brown) that delivers a control premium to investors. Babcock & Brown is entrenched in the management of these entities through long term management agreements (for which the entities have limited termination rights) and significant securityholdings in each of the entities both pre and post implementation of the Proposal;

  - Alinta shareholders electing the Default Alternative (or the Maximum Securities Alternative) will inherit interests in transport infrastructure (BBI) and wind power generation (BBW). This may or may not be attractive to some shareholders depending on their view about these types of assets. In particular, BBW is one of a small number of (and one of the largest) standalone listed wind power businesses globally. At the same time, both of these assets classes fall within the broader infrastructure or energy generation sectors;

  - a significant asset being acquired by BBP is Alinta's 67% interest in AlintaAGL (WA Retail and Cogeneration). However, implementation of the Share Scheme triggers the call option arrangements with AGL Energy and BBP will need to provide a price to AGL Energy for it to acquire BBP's 67% interest. If AGL Energy does not exercise the option based on that price, then BBP must buy AGL Energy's 33% interest for the same price per share. Accordingly, there is a risk that BBP may not end up acquiring this asset which is regarded as a significant and attractive business. While this would be a negative:

    - it would not have a dramatic impact on BBP's portfolio mix, growth outlook or business strategy;
    - BBP would receive value for its interest and, having regard to the mechanism involved, should receive a fair price;
    - there is a possibility it could end up with 100% of AlintaAGL; and
    - there is always a prospect of a negotiated outcome that produces a different result;

  - Alinta provides shareholders with exposure to a broad base of activities from distribution network infrastructure to power generation, energy retailing and asset management. This diversification provides benefits to shareholders in terms of risk mitigation. Under the Proposal, shareholders will instead hold a series of discrete investments each focused on different types of assets. Each of the entities offer less diversification than Alinta. However, each of BBI, BBP and BBW bring significant portfolios of existing assets and retention of all the securities preserves much of this diversification. In addition, shareholders will have greater flexibility to manage those exposures as they wish;

  - Alinta shareholders will lose their exposure to the upside of the Alinta assets sold to SPI (including the New South Wales Gas Distribution Network, Queensland Gas Pipeline and the east coast asset management business). On the other hand, shareholders gain exposure to the existing portfolio of assets held by BBI, BBP, BBW and APA Group; and

  - to the extent that consideration is received in listed scrip, Alinta shareholders retain their exposure to the risks associated with any stockmarket investment (including general

stockmarket performance, general economic conditions, changes in legislation) in addition to the risks associated with the specific performance of BBI, BBP, BBW and APA Group.

- **The proposal from the Babcock & Brown/SPI Consortium is the only proposal currently available to shareholders.**

  Alinta's announcement of the Proposal on 11 May 2007 represented the culmination of events that commenced in late 2006. Following revisions to their earlier proposal, the directors of Alinta again selected the Babcock & Brown/SPI Consortium proposal as being superior while acknowledging the revised Macquarie Consortium proposal provided an apparent value that was not substantially different. The key determining factors in the directors' selection of the Proposal were:

  - greater certainty of completion. The Macquarie Consortium's cash alternative was based on underwriting commitments and subject to significant conditions precedent and other "out clauses". In addition, it was premised on the scrip offer being the default alternative; and
  - higher confidence in the value of the scrip component of the Proposal. The directors believed there was considerable uncertainty over the future trading price of the securities offered by the Macquarie Consortium.

  However, in terms of the decision facing Alinta shareholders in relation to voting on the Proposal, it is important to understand that the revised Macquarie Consortium proposal is not now an alternative available to shareholders. It is not a choice between the Proposal and the revised Macquarie Consortium proposal.

  Nevertheless, a relevant consideration for Alinta shareholders is whether the Macquarie Consortium would reactivate its revised proposal (or some further variation) if shareholders do not approve the Share Scheme. While this is possible, and some shareholders may regard the revised Macquarie Consortium proposal as a superior proposal (given that it potentially provided a full cash alternative of $15.80 per Alinta share), there are substantive issues and risks:

  - the Macquarie Consortium has given no indication that it would return in such circumstances;
  - there is no certainty that the Macquarie Consortium would put forward the same proposal and, having voted down the Babcock & Brown/SPI Consortium proposal, Alinta would be in a much weaker bargaining position; and
  - any such offer, if identical to the revised Macquarie Consortium proposal, would be subject to the same concerns identified by the directors in their earlier evaluation.

- **In the absence of the Proposal or some similar transaction, Alinta shares could be expected to trade at prices below the value of the consideration under the Share Scheme as well as Alinta's current trading range.**

  In the period from August 2005 until the announcement of the proposed MBO approach on 9 January 2007, Alinta's shares had generally been trading in the range $10.00-12.00 per share (and with an average of around $11.00 per share). The shares had remained within this range throughout that period including through the initiation and implementation of the Alinta/AGL Transaction. Since announcement of the Original Proposal on 30 March 2007, Alinta has generally traded above $15.00 (at a volume weighted average price of $15.06) and closed at $15.16 on 22 June 2007.

  Grant Samuel believes that, in the absence of the Proposal or speculation of some other similar takeover proposal (e.g. a further proposal from the Macquarie Consortium), Alinta shares would be expected to trade at prices below $15.00 (notwithstanding the 10-15% rise in the Australian stockmarket since 8 January 2007). Alinta has advised Grant Samuel that if the Share Scheme is not approved, its intention would be to progress an internal restructure to address the view that, post the Alinta/AGL Transaction, its corporate and business structure is sub optimal. Therefore, a relevant alternative for Alinta shareholders to consider in assessing the Share Scheme is the internal restructure proposal. Alinta and its advisers examined a number of alternatives and concluded that the most effective strategy was likely to be to split the company into two separate listed companies:

  - an asset company providing low risk and stable dividend streams; and
  - a growth oriented company focussed on asset management services and asset development.

  Non core assets such as the APA Group securities would be sold or otherwise dealt with. The

internal restructure proposal was reasonably well developed by early March 2007 although a significant degree of additional work would be required to implement it.

The advice to the Alinta board was that a restructuring along the lines outlined above should deliver a market value for Alinta shareholders materially above the $10.00-12.00 range. Grant Samuel concurs with this view. It would be consistent with the available evidence from demerger transactions.

However, it is unlikely that the internal restructuring would deliver a value comparable to the Proposal (or the revised Macquarie Consortium proposal). The Proposal is effectively a full takeover including a premium for control. It represents premiums of 40-43% over the price prior to announcement of the potential MBO approach and high multiples of earnings. It is unlikely, even when split into more focussed standalone entities, that Alinta shares would trade at these multiples. The aggregate value of any demerged entities would be likely to be well below the value of the consideration under the Share Scheme.

Of course, following a demerger it is possible that full takeover offers could be made for either or both entities. However, based on Grant Samuel's estimate of the full underlying value of Alinta ($13.84-16.16), it is unlikely that such offers would exceed the aggregate value of the consideration offered under the Share Scheme.

4 Other Elements of the Proposal

In Grant Samuel's opinion, the Option Scheme is in the best interests of optionholders. Optionholders will receive a cash payment equal to the market value of the Default Alternative less their exercise price.

In Grant Samuel's opinion, the Capital Reduction is fair and reasonable to Alinta shareholders as a whole and does not materially prejudice Alinta Limited's ability to pay its creditors. Grant Samuel makes no warranty, express or implied, as to the potential recoverability of existing or contingent debts owed by Alinta as at the date of this report or at any subsequent time. Future creditors must rely on their own financial investigations of the financial position of Alinta and the outcomes of the Proposal.

5 Other Matters

This report is general financial product advice only and has been prepared without taking into account the objectives, financial situation or needs of individual Alinta securityholders. Accordingly, before acting in relation to their investment, securityholders should consider the appropriateness of the advice having regard to their own objectives, financial situation or needs. Securityholders should read the Scheme Booklet issued by Alinta in relation to the Proposal.

Approval or rejection of the Capital Reduction, the Share Scheme or the Option Scheme is a matter for individual securityholders, based on their own views as to value, their expectations about future market conditions and their particular circumstances including risk profile, liquidity preference, investment strategy, portfolio structure and tax position. Securityholders who are in doubt as to the action they should take should consult their own professional adviser.

This report does not purport to consider the investment merits of the enlarged BBI, BBP and BBW and APA Group. Whether to buy, hold or sell securities in these entities (or to buy, hold or sell the EPS) is a separate investment decision upon which Grant Samuel does not offer an opinion. Securityholders should consult their own professional adviser in this regard.

Grant Samuel has prepared a Financial Services Guide as required by the Corporations Act, 2001. The Financial Services Guide is included at the beginning of the full report.

This letter is a summary of Grant Samuel's opinion. The full report from which this summary has been extracted is attached and should be read in conjunction with this summary.

The opinion is made as at the date of this letter and reflects circumstances and conditions as at that date.

Yours faithfully
GRANT SAMUEL & ASSOCIATES PTY LIMITED

Grant Samuel & Associates

Financial Services Guide
and
Independent Expert's Report
in relation to the Proposal by
Babcock & Brown International Pty Ltd
and
Singapore Power International Pte Ltd

Grant Samuel & Associates Pty Limited
(ABN 28 050 036 372)

2 July 2007

GRANT SAMUEL

GRANT SAMUEL & ASSOCIATES

LEVEL 19 GOVERNOR MACQUARIE TOWER
1 FARRER PLACE SYDNEY NSW 2000
GPO BOX 4301 SYDNEY NSW 2001
T: +61 2 9324 4211 / F +61 2 9324 4301
www.grantsamuel.com.au

Financial Services Guide

Grant Samuel & Associates Pty Limited ("Grant Samuel") holds Australian Financial Services Licence No. 240985 authorising it to provide financial product advice on securities and interests in managed investments schemes to wholesale and retail clients.

The Corporations Act, 2001 requires Grant Samuel to provide this Financial Services Guide ("FSG") in connection with its provision of an independent expert's report ("Report") which is included in a document ("Disclosure Document") provided to members by the company or other entity ("Entity") for which Grant Samuel prepares the Report.

Grant Samuel does not accept instructions from retail clients. Grant Samuel provides no financial services directly to retail clients and receives no remuneration from retail clients for financial services. Grant Samuel does not provide any personal retail financial product advice to retail investors nor does it provide market-related advice to retail investors.

When providing Reports, Grant Samuel's client is the Entity to which it provides the Report. Grant Samuel receives its remuneration from the Entity. In respect of the Report for Alinta Limited in relation to its acquisition by a consortium comprising Babcock & Brown Limited and Singapore Power International Pte Ltd ("the Alinta Report"), Grant Samuel will receive a fixed fee of $2,000,000 plus reimbursement of out-of-pocket expenses for the preparation of the Report (as stated in Section 12.3 of the Alinta Report).

No related body corporate of Grant Samuel, or any of the directors or employees of Grant Samuel or of any of those related bodies or any associate receives any remuneration or other benefit attributable to the preparation and provision of the Report.

Grant Samuel is required to be independent of the Entity in order to provide a Report. The guidelines for independence in the preparation of Reports are set out in Practice Note 42 issued by the Australian Securities Commission (the predecessor to the Australian Securities & Investments Commission) on 8 December 1993. The following information in relation to the independence of Grant Samuel is stated in Section 12.3 of the Alinta Report:

"Grant Samuel and its related entities do not have at the date of this report, and have not had within the previous two years, any shareholding in or other relationship with Alinta, Babcock & Brown, BBI, BBP, BBW, Singapore Power and SP AusNet that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the Proposal. Grant Samuel advises that:

- *Grant Samuel was appointed by AIH in November 2006 to prepare an independent expert's report in relation to the takeover offer by Alinta;*
- *AIH appointed Grant Samuel to prepare a review of certain aspects of a tax consolidation valuation of its initial assets in September 2006. The fees involved for this review were less than $30,000;*
- *Grant Samuel was appointed by Alinta and AGL in July 2006 to prepare an independent expert's report in relation to the proposal to merge their respective infrastructure businesses and enter into a retail energy joint venture in Western Australia;*
- *Grant Samuel commenced work on an independent valuation of AGL in April 2006 in relation to a takeover offer by Alinta. This assignment was not completed and was terminated following the announcement of the Alinta/AGL merger on 26 April 2006;*
- *Grant Samuel was appointed by AGL in November 2005 to prepare an independent expert's report in relation to a proposal to demerge AGL into two new listed entities by separating its retail and merchant energy assets from its infrastructure assets.*
- *Grant Samuel was retained by APA Group in June 2004 to prepare valuations of pipeline assets (including its 88.157% interest in the Goldfields Gas Transmission Pipeline) and certain equity interests for tax consolidation purposes;*
- *Grant Samuel was appointed in 2003 to provide non-public independent reviews of the Aquila transaction and of a third party valuation of Multinet Gas for an Australian institution; and*
- *a Grant Samuel executive holds a parcel of less than 1,400 shares in Alinta, a Grant Samuel executive holds 2,000 shares in Babcock & Brown and a Grant Samuel executive holds 4,000 stapled securities in BBP.*

Grant Samuel had no part in the formulation of the Proposal. Its only role has been the preparation of this report.

Grant Samuel will receive a fixed fee for the preparation of this report. The fixed fee is $2,000,000. If, subsequent to the expert's report being published a counter proposal is made and Alinta requests that Grant Samuel prepare a report assessing that proposal, additional fees will be charged such that the total fee payable will be $2,400,000 (including the fee paid for the initial independent expert's report).

Grant Samuel's fee is not contingent on the outcome of the Proposal. Grant Samuel's out of pocket expenses in relation to the preparation of the report will be reimbursed. Grant Samuel will receive no other benefit for the preparation of this report.

Grant Samuel considers itself to be independent in terms of Practice Note 42 issued by the ASIC (previously known as Australian Securities Commission) on 8 December 1993."

Grant Samuel has internal complaints-handling mechanisms and is a member of the Financial Industry Complaints Services' Complaints Handling Tribunal, No. F 4197.

Grant Samuel is only responsible for the Report and this FSG. Complaints or questions about the Disclosure Document should not be directed to Grant Samuel which is not responsible for that document. Grant Samuel will not respond in any way that might involve any provision of financial product advice to any retail investor.

GRANT SAMUEL

Table of Contents

1 Terms of the Proposal 1

2 Scope of the Report 6
- 2.1 Purpose of the Report 6
- 2.2 Basis of Evaluation 7
- 2.3 Sources of the Information 8
- 2.4 Limitations and Reliance on Information 8

3 Energy Industry Overview 12

4 Profile of Alinta Limited 16
- 4.1 Background 16
- 4.2 Operations 17
- 4.3 Financial Performance 18
- 4.4 Taxation Position 20
- 4.5 Financial Position 20
- 4.6 Capital Structure and Ownership 21
- 4.7 Share Price History 23

5 Alinta Business Operations 26
- 5.1 Transmission and Distribution 26
- 5.2 Power Generation Assets 35
- 5.3 Energy Markets 37
- 5.4 Asset Management Services 41

6 Profile of Babcock & Brown Entities 43
- 6.1 Background 43
- 6.2 Profile of Babcock & Brown Infrastructure 43
- 6.3 Profile of Babcock & Brown Power 57
- 6.4 Profile of Babcock & Brown Wind Partners 68

7 Valuation of Alinta 78
- 7.1 Valuation Summary 78
- 7.2 Methodology 80
- 7.3 Transmission and Distribution 84
- 7.4 Power Generation 98
- 7.5 Value of Energy Markets 104
- 7.6 Value of Asset Management Services 108
- 7.7 Investment in APA Group 110
- 7.8 Other Assets and Liabilities 114
- 7.9 Corporate Costs 115
- 7.10 Net Borrowings 115
- 7.11 Franking Credits 116

8 Assessment of the Consideration 117
- 8.1 Approach 117
- 8.2 Summary 118
- 8.3 New BBI Stapled Securities 119
- 8.4 New BBP Stapled Securities 124
- 8.5 New BBW Stapled Securities 128
- 8.6 EPS 132
- 8.7 APA Group Stapled Securities 134

9 Evaluation of the Share Scheme....135
9.1 Conclusion....135
9.2 Structure of the Consideration....136
9.3 Other Advantages and Disadvantages....139
9.4 Premium for Control....143
9.5 Alternatives....144
9.6 Synergy Benefits....147
9.7 Taxation Issues....147
9.8 Shareholder Decision....149

10 Evaluation of the Option Scheme....150
10.1 Conclusion....150
10.2 Terms of the Option Scheme....150
10.3 Analysis....151
10.4 Taxation Consequences....152
10.5 Optionholder Decision....152

11 Evaluation of Capital Reduction....153

12 Qualifications, Declarations and Consents....154
12.1 Qualifications....154
12.2 Disclaimers....154
12.3 Independence....154
12.4 Declarations....155
12.5 Consents....156
12.6 Other....156

Appendices

1 Selection of Discount Rates
2 Market Evidence – Transactions
3 Market Evidence – Listed Entities
4 DCF Model Assumptions
5 APA Group – Broker Consensus Forecasts
6 Market Evidence – Infrastructure Entities

1 Terms of the Proposal

Background

On 9 January 2007, Alinta Limited ("Alinta") announced that it had received an approach in relation to a potential management buyout ("MBO") proposal which was being developed by a group of its senior executives (including its then chief executive officer and chairman). It then initiated a process by which potentially interested parties were invited to put forward expressions of interest to acquire Alinta. These would be considered and compared to internal restructuring proposals. A limited number of parties were given access to a virtual data room to conduct due diligence.

Proposals to acquire all of Alinta were received from two consortia and, following negotiations with both, Alinta announced on 30 March 2007 that it had signed a Scheme Implementation Agreement under which a consortium comprising Babcock & Brown International Pty Ltd, a wholly owned subsidiary of Babcock & Brown Limited ("Babcock & Brown"), and Singapore Power International Pte Ltd ("SPI") (the "Babcock & Brown/SPI Consortium") would acquire all of the issued shares in Alinta ("the Original Proposal"). The proposal by the consortium led by Macquarie Bank Limited (the "Macquarie Consortium") did not progress.

On 4 May 2007, Alinta received a revised proposal from the Macquarie Consortium. After considering this revised proposal, Alinta requested the Babcock & Brown/SPI Consortium to submit its best revised proposal. Following negotiations with both consortia, Alinta announced on 11 May 2007 that it had signed an amended and restated Scheme Implementation Agreement with the Babcock & Brown/SPI Consortium ("the Proposal").[1]

Babcock & Brown is a global investment and advisory firm with five operating divisions, real estate, infrastructure and project finance, operating leasing, structured finance and corporate finance. Babcock & Brown's Infrastructure and Project Finance Division manages three Australian Securities Exchange ("ASX") listed energy infrastructure entities, Babcock & Brown Infrastructure ("BBI"), Babcock & Brown Power ("BBP") and Babcock & Brown Wind Partners ("BBW"). Securities in each of these entities will be issued to Alinta shareholders as part of the Proposal. Summary descriptions of BBI, BBP and BBW are set out in Section 6 of this report.

SPI is a wholly owned subsidiary of Singapore Power Limited ("Singapore Power"), the largest electricity and gas utility company in Singapore and is ultimately owned by the Government of the Republic of Singapore. Singapore Power also has operations in Australia and Asia. SPI owns a 51% interest in ASX listed energy and utility investment entity SP AusNet which is managed by Singapore Power. SP AusNet has a first chance to consider any electricity and gas transmission and distribution investment opportunity in Australia and New Zealand identified by Singapore Power. Consequently, SP AusNet has announced that it has established a process to assess the opportunity to invest in assets acquired by SPI under the Proposal.

Overview of the Proposal

The Proposal is to be implemented by way of two schemes of arrangement under Section 411 of the Corporations Act, 2001 ("Corporations Act") to be approved respectively by Alinta shareholders (the "Share Scheme") and optionholders (the "Option Scheme") and an associated capital reduction also to be approved by Alinta shareholders.

Under the terms of the Proposal:

- the consideration payable to Alinta shareholders under the Share Scheme is a combination of cash, BBI stapled securities, BBP stapled securities, BBW stapled securities and BBI exchangeable preference shares ("EPS")[2]. APA Group stapled securities will be distributed to Alinta shareholders by a combination of capital reduction and dividend. Shareholders may elect the consideration to be received from four alternatives reflecting various combinations of each component:

[1] On 28 June 2007 Alinta entered into agreements with APA Group to separate various interests and conclude outstanding litigation. Details of these agreements are set out in Section 10.8 of the Scheme Booklet and summarised in Section 7.12 of this report. The economic effect of the Proposal for Alinta shareholders is not impacted by these agreements.

[2] EPS are new securities to be issued by a subsidiary of BBI and are described in detail in Section 6 of the Scheme Booklet and in summary in Section 9.6 of this report.

- the Default Alternative;
- the Maximum Preference Shares Alternative;
- the Maximum Cash Alternative; and
- the Maximum Securities Alternative.

In addition, Alinta shareholders holding less than 1,000 shares can also elect to place the BBI, BBP, BBW, EPS and APA Group securities received under the Share Scheme into a brokerage free cash out facility ("the Cash Out Alternative")[3].

Each of these alternatives is explained in detail in Section 13 of the Scheme Booklet.

If an election is not made then Alinta shareholders will be deemed to have elected the Default Alternative. However, irrespective of the election made, Alinta shareholders will receive the in-specie distribution of APA Group stapled securities.

The available pool of cash and securities from which the consideration is to be paid is limited and therefore Alinta shareholder elections are subject to being scaled back and to other consideration pool adjustments (as set out in Section 13 of the Scheme Booklet). The aggregate value to be received by an Alinta shareholder under each of the alternatives will vary with movement in the security prices.

The consideration under the Default Alternative (prior to any adjustment that may occur under the terms of the Share Scheme) is:

- $8.925 in cash per Alinta share[4];
- 1.599 EPS per Alinta share;
- 0.752 BBI stapled securities per Alinta share;
- 0.669 BBP stapled securities per Alinta share; and
- 0.260 BBW stapled securities per Alinta share.

In addition, an in-specie distribution[5] of 0.301 APA Group stapled securities per Alinta share, structured to be partly by way of a dividend with franking credits of up to 40 cents per Alinta share, will be made to Alinta shareholders.

The consideration finally received under the Default Alternative might vary from that outlined above, depending on the extent and mix of elections made for the other alternatives. However, it will be structured to deliver the same aggregate value as the Default Alternative as set out above (based on the volume weighted average trading prices of the listed securities over the five business days prior to the effective date of the Share Scheme and assuming a value of $1.00 for the EPS); and

- the consideration payable to Alinta optionholders under the Option Scheme will be a cash amount equal to the value of the consideration under the Default Alternative and the distribution of APA Group securities (calculated after adding back any additional dividend or capital reduction paid and excluding the value of any franking credits) less the exercise price of the option.

Under the Proposal, the assets and liabilities of Alinta are to be distributed to SPI, BBI, BBP, BBW and Alinta shareholders as follows:

---

3 Under the Cash Out Alternative, Alinta shareholders would receive the cash component and the proceeds from the sale of the various Babcock & Brown securities and the APA Group stapled securities.

4 The cash component of the Share Scheme consideration may be subject to adjustment for:

- any additional dividend paid under the Proposal;
- the amount by which Alinta's working capital at 30 June 2007 is less than $184.24 million or greater than $190.24 million; and
- if implementation of the Proposal is delayed after 31 August 2007.

5 The in-specie distribution is to be implemented by way of a capital reduction and dividend franked to the maximum possible extent.

Proposal – Distribution of Alinta Assets[6]

Alinta Assets	Acquirer
• Transmission and Distribution • AlintaGas Networks (74.1%) • Dampier to Bunbury Natural Gas Pipeline (17.4%)[7] • Multinet Gas Distribution Network (20.1%) • Tasmanian Gas Pipeline • Western Australian Asset Management[8]	BBI[9]
• Transmission and Distribution • Goldfields Gas Transmission Pipeline (11.843%) • Power Generation • Port Hedland Power Station • Newman Power Station • Bairnsdale Power Station • Glenbrook Power Station • Cawse Cogeneration Facility • Tamar Valley Power Station Project[11] • Energy Markets • AlintaAGL (67%) • Wesfarmers LPG • Alinta Wholesale[10]	BBP
• $211 million cash[12]	BBW
• Transmission and Distribution • VIC Electricity Distribution Network • NSW Gas Distribution Network • Queensland Gas Pipeline • Eastern Gas Pipeline • VicHub Interconnect Facility • ActewAGL Distribution (50%) • United Energy Electricity Distribution Network (34%) • Asset Management (excluding Western Australia)[8]	SPI[13]
• APA Group (35%)[8]	Alinta Shareholders

Other elements of the Proposal include:

- Alinta has agreed to non-solicitation obligations. In addition, Alinta has agreed to no-talk, no-due diligence and no-commitment obligations unless the Alinta Board determines that to not do so would be likely to amount to a breach of the Alinta Directors' fiduciary or statutory duties;
- a break fee of $59.25 million is payable by Alinta to the Babcock & Brown/SPI Consortium in certain circumstances including:
  - if a third party proposal becomes unconditional and the third party acquires a relevant interest in more than 50% of Alinta's issued ordinary share capital, or all or the majority of Alinta's assets or otherwise merges or amalgamates with Alinta;

6 Babcock & Brown will acquire certain of Alinta's development projects.

7 As at 31 March 2007. As a consequence of capital contributions, Alinta's economic interest will increase to 20%.

8 Subject to ACCC undertakings in relation to Alinta's interest in APA Group.

9 Following the distribution of Alinta's assets and liabilities BBI will own 100% of the consortium bid entity and consortium members have put in place arrangements to deal with any residual assets, liabilities or contingencies associated with the transaction.

10 BBP is expected to own Alinta Wholesale. However, the consortium parties have not yet reached final agreement.

11 Incorporating the acquisition of Bell Bay Power Station.

12 Under the Proposal BBW was to acquire the Wattle Point Wind Farm. However, with BBW's consent, Alinta has sold this for $225 million. $211 million of the sale proceeds will be distributed to BBW in lieu of the wind farm.

13 SPI proposes to provide SP AusNet with an opportunity to acquire some or all of the assets acquired by SPI under the Proposal. SP AusNet has established a process to assess the opportunity to invest in the assets acquired by SPI under the Proposal.

- the majority of Alinta's directors withdraw their recommendation in order to recommend an Alinta internal restructure; or
- Alinta is in material breach of the Scheme Implementation Agreement;

- Alinta shareholders with registered foreign addresses other than residents of New Zealand, the United Kingdom and Hong Kong and United States shareholders ("ineligible overseas shareholders") will not be entitled to select among the consideration alternatives or to receive securities in BBI, BBP, BBW or APA Group or to receive EPS. Ineligible overseas shareholders will receive the net proceeds of the sale of the scrip components of the consideration to which they would otherwise be entitled (with BBI stapled securities substituted for any EPS they would otherwise receive prior to sale). In the case of ineligible overseas shareholders holding less than 1,000 Alinta shares, no brokerage or stamp duty will be deducted from sale proceeds;
- Alinta shareholders with registered addresses in New Zealand will not be entitled to receive EPS. Therefore, they cannot choose the Maximum Preference Shares Alternative and BBI stapled securities will be substituted for any EPS they would otherwise receive;
- Alinta shareholders will rank pari passu with existing stapled securityholders in all respects including for any distributions paid by BBI, BBP and BBW from the date the securities are issued. Therefore, they will not participate in any distribution paid by these entities in relation to the six months ending 30 June 2007; and
- Babcock & Brown has agreed to waive the origination fees payable by BBI, BBP and BBW in relation to the Proposal and has announced that it will not charge any fund management fees in relation to the assets acquired by BBI, BBP and BBW until the Proposal is implemented.

If the Proposal is implemented, and assuming the Default Alternative is elected by all shareholders, former Alinta shareholders, in aggregate, will hold interests in ASX listed entities as follows:


Ownership Interests Following Implementation
Former Alinta Shareholders
16.8%1
48.0%1
16.1%1
35%
New BBI
Transferred Alinta Assets
PLUS
• Transport Infrastructure
- Dalrymple Bay Coal Terminal
- WestNet Rail (51%)2
- PD Ports
- Water Container Transport (51%)3
- Tarragona Port Services (51%)4
• Electricity Transmission and Distribution
- Powerco
- IEG
- Cross Sound Cable
New BBP
Transferred Alinta Assets
PLUS
• Power stations
- 7 operating
- 1 under development
New BBW
$211 million cash5
PLUS
• Wind farms
- 27 operating6
- 3 not yet operational
- 3 under construction
APA Group
• Gas Transmission Assets
- over 10,000 km of pipelines in Australia
• Gas Distribution Assets
- South East Queensland Gas Network
• Electricity Transmission
- Murraylink
- DirectLink
• Other Energy Assets
• Services Businesses

Notes:
(1) Ownership interests calculated assuming the Default Alternative and no utilisation of Cash Out Alternative.
(2) BBI intends to exercise the call option over the remaining 49% of WestNet Rail after June 2007.
(3) BBI holds a call option over the remaining 49% of Water Container Transport
(4) BBI holds a call option over the remaining 49% of Tarragona Port Services.
(5) Partial proceeds from the sale of Wattle Point Wind Farm.
(6) Including wind farms in Spain, the acquisition of which is expected to complete in June 2007.

Approvals Required

The Share Scheme is subject to Alinta shareholder approval and the Option Scheme is subject to optionholder approval. Both schemes are subject to approval by the Federal Court of Australia.

The in-specie distribution of APA Group securities to Alinta shareholders is to be effected by way of a dividend franked to the maximum possible extent and a capital reduction (the "Capital Reduction") (collectively, the "APA Distribution"). The Capital Reduction is subject to the approval of Alinta shareholders in general meeting. The resolution to approve the Share Scheme is conditional on the Capital Reduction resolution being approved. The APA Distribution is conditional upon the Share Scheme being effective.

In addition, the Share Scheme and Option Scheme are subject to a number of conditions precedent (as set out in the Scheme Implementation Agreement) including:

- approvals under the Foreign Acquisitions and Takeovers Act and approval by the New Zealand Overseas Investment Office;
- no legal restraint affecting implementation; and
- no material adverse change in Alinta.

The Option Scheme will not come into effect unless the Share Scheme is implemented. In addition, the Proposal has a sunset date of 30 November 2007 (or any such later date as agreed between the parties).

2 Scope of the Report

2.1 Purpose of the Report

The schemes which will implement the Proposal will be effected pursuant to Section 411 of the Corporations Act ("Section 411"). Under Section 411:

- the Share Scheme, as an arrangement between Alinta and its shareholders, must be approved by a majority in number (i.e. at least 50%) of each class of shareholders present and voting (either in person or by proxy) at the meeting, representing at least 75% of the votes cast on the resolution; and
- the Option Scheme, as an arrangement between Alinta and a class of creditors, must be approved by a majority in number (i.e. at least 50%) of creditors in the class (i.e. the Alinta optionholders) present and voting (either in person or by proxy) at the meeting, representing at least 75% of the aggregate value of debts and claims of the creditors voting on the resolution (i.e. the value of the options).

The schemes will then be subject to approval by the Federal Court of Australia.

The in-specie distribution of APA Group stapled securities is to be implemented by way of payment of a dividend franked to the maximum possible extent and the Capital Reduction. The Capital Reduction is subject to Alinta shareholder approval pursuant to Sections 256B and 256C of the Corporations Act. Sections 256B and 256C do not require an independent expert's report to be prepared.

Part 3 of Schedule 8 to the Corporations Regulations prescribes the information to be sent to shareholders in relation to schemes of arrangement pursuant to Section 411. Part 3 of Schedule 8 requires an independent expert's report in relation to a scheme of arrangement to be prepared when a party to a scheme of arrangement has a prescribed shareholding in the company subject to the scheme, or where any of its directors are also directors of the company subject to the scheme. In those circumstances, the independent expert's report must state whether the scheme of arrangement is in the best interests of shareholders subject to the scheme and must state reasons for that opinion.

Although there is no requirement in the present circumstances for an independent expert's report pursuant to the Corporations Act or the ASX Listing Rules, the directors of Alinta have engaged Grant Samuel & Associates Pty Limited ("Grant Samuel") to prepare an independent expert's report setting out whether, in its opinion:

- the Share Scheme is in the best interests of Alinta shareholders;
- the Option Scheme is in the best interests of Alinta optionholders; and
- the Capital Reduction is fair and reasonable to Alinta shareholders as a whole and does not materially prejudice Alinta's ability to pay its creditors.

A copy of the report will accompany the Notices of Meeting and Scheme Booklet ("the Scheme Booklet") to be sent to Alinta securityholders.

This report is general financial product advice only and has been prepared without taking into account the objectives, financial situation or needs of individual Alinta securityholders. Accordingly, before acting in relation to their investment, securityholders should consider the appropriateness of the advice having regard to their own objectives, financial situation or needs. Securityholders should read the Scheme Booklet issued by Alinta in relation to the Proposal.

Approval or rejection of the Capital Reduction, the Share Scheme or the Option Scheme is a matter for individual securityholders based on their views as to value, their expectations about future market conditions and their particular circumstances including risk profile, liquidity preference, investment strategy, portfolio structure and tax position. Securityholders who are in doubt as to the action they should take in relation to the Proposal should consult their own professional adviser.

This report does not purport to consider the investment merits of the enlarged BBI, BBP and BBW (i.e. "New BBI", "New BBP" and "New BBW") and APA Group. Whether to buy, hold or sell securities in these entities (or to buy, hold or sell the EPS) is a separate investment decision upon which Grant Samuel does not offer an opinion. Securityholders should consult their own professional adviser in this regard.

2.2 Basis of Evaluation

There is no legal definition of the expression "in the best interests". The Australian Securities Commission (now the Australian Securities and Investments Commission ("ASIC")) issued Policy Statement 75 which established certain guidelines in respect of independent expert's reports prepared for the purposes of Sections 411, 640 and 703 of the Corporations Act. Policy Statement 75 is primarily directed towards reports prepared for the purpose of Section 640 and comments on the meaning of "fair and reasonable" in the context of a takeover offer. The statement gives limited guidance as to the regulatory interpretation or meaning of "in the best interests" other than to imply that it is similar to "fair and reasonable".

Schemes of arrangement pursuant to Section 411 can encompass a wide range of transactions. Accordingly, "in the best interests" must be capable of a broad interpretation to meet the particular circumstances of each transaction. In this case the Proposal is economically the same as a takeover offer. Accordingly, Grant Samuel has evaluated the Proposal as if it was a takeover offer under Chapter 6 of the Corporations Act. In these circumstances an expert has to consider whether the offer is "fair and reasonable".

The term "fair and reasonable" has no legal definition although over time a commonly accepted interpretation has evolved. In the context of a takeover, an offer is considered fair and reasonable if the price fully reflects the value of a company's underlying businesses and assets. Policy Statement 75 attempts to provide a precise definition of fair and reasonable. The Policy Statement continues earlier regulatory guidelines that create a distinction between "fair" and "reasonable". Fairness is said to involve a comparison of the offer price with the value that may be attributed to the securities that are the subject of the offer based on the value of the underlying businesses and assets. In determining fairness any existing entitlement to shares by the offeror is to be ignored. Reasonableness is said to involve an analysis of other factors that shareholders might consider prior to accepting a takeover offer such as:

- the offeror's existing shareholding;
- other significant shareholdings;
- the probability of an alternative offer; and
- the liquidity of the market for the target company's shares.

A takeover offer could be considered "reasonable" if there were valid reasons to accept the offer notwithstanding that it was not "fair".

For the purpose of this report, Grant Samuel has treated "fair" and "reasonable" as separate concepts in accordance with Policy Statement 75. Fairness is a more demanding criteria. A "fair" offer will always be "reasonable" but a "reasonable" offer will not necessarily be "fair".

A fair offer is one that reflects the full market value of a company's businesses and assets. A takeover offer that is in excess of the pre-bid market prices but less than full value will not be fair but may be reasonable if shareholders are otherwise unlikely in the foreseeable future to realise an amount for their shares in excess of the bid price. This is commonly the case in takeover offers where the bidder already controls the target company. In that situation the minority shareholders have little prospect of receiving full value from a third party offeror unless the controlling shareholder is prepared to sell its controlling shareholding.

Grant Samuel has determined whether the Proposal is fair by comparing the estimated underlying value range of Alinta with the consideration under the Share Scheme. The Proposal will be fair if it falls within the estimated underlying value range. In considering whether the Proposal is reasonable, the factors that have been considered include:

- the estimated value of Alinta compared to the consideration under the Share Scheme;
- the existing shareholding structure of Alinta;
- the likelihood of an alternative offer and alternative transactions that could realise fair value;

- the likely market price and liquidity of Alinta shares in the absence of the Proposal; and
- other advantages and disadvantages for Alinta shareholders of approving the Proposal.

A proposal that, under the "takeovers" analysis, was "fair and reasonable" or "not fair but reasonable" would be in the best interests of shareholders.

2.3 Sources of the Information

The following information was utilised and relied upon, without independent verification, in preparing this report:

Publicly Available Information

- the Scheme Booklet (including earlier drafts);
- annual reports of Alinta for the seven years ended 31 December 2006;
- press releases, public announcements, media and analyst presentation material and other public filings by Alinta including information available on its websites;
- annual reports, half year reports, press releases, public announcements, media and analyst presentation material and other public filings by BBI, BBP, BBW and APA Group including information available on their respective website;
- brokers' reports and recent press articles on Alinta, BBI, BBP, BBW, APA Group and the energy and infrastructure sectors;
- sharemarket data and related information on Australian and New Zealand listed companies engaged in the energy and infrastructure sector and on acquisitions of companies and businesses in this sector; and
- information relating to the Australian energy and energy infrastructure sectors including demand/supply forecasts and regulatory decisions and pronouncements.

Non Public Information provided by Alinta

- projections for the five years ending 31 December 2011 prepared by Alinta management;
- asset management plans and financial models for certain Alinta assets; and
- other certain confidential documents, presentations and working papers including access to certain relevant documents set out in the data room made available to the Babcock & Brown/SPI Consortium and the Macquarie Consortium.

Grant Samuel has also held discussions with, and obtained information from, senior management of Alinta and its advisers and senior management of BBI, BBP and BBW and their advisers.

Grant Samuel has only had access to publicly available information on APA Group.

2.4 Limitations and Reliance on Information

Grant Samuel believes that its opinion must be considered as a whole and that selecting portions of the analysis or factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary.

Grant Samuel's opinion is based on economic, sharemarket, business trading, financial and other conditions and expectations prevailing at the date of this report. These conditions can change significantly over relatively short periods of time. If they did change materially, subsequent to the date of this report, the opinion could be different in these changed circumstances. However, Grant Samuel has no obligation or undertaking to advise any person of any change in circumstances which has come to its attention after the date of this report or to review, revise or update its report or opinion.

This report is also based upon financial and other information provided by Alinta and its advisers and BBI, BBP and BBW and their advisers. Grant Samuel has considered and relied upon this information. Alinta has represented in writing to Grant Samuel that to its knowledge the information provided by it was complete and not incorrect or misleading in any material aspect. Grant Samuel has no reason to believe that any material facts have been withheld.

The information provided to Grant Samuel has been evaluated through analysis, inquiry and review to the extent that it considers necessary or appropriate for the purposes of forming an opinion as to whether the Share Scheme is in the best interests of Alinta shareholders, the Option Scheme is in the best interests of Alinta optionholders and the Capital Reduction is fair and reasonable to Alinta shareholders and does not materially prejudice Alinta's ability to pay its creditors. However, Grant Samuel does not warrant that its inquiries have identified or verified all of the matters that an audit, extensive examination or "due diligence" investigation might disclose. While Grant Samuel has made what it considers to be appropriate inquiries for the purposes of forming its opinion, "due diligence" of the type undertaken by companies and their advisers in relation to, for example, prospectuses or profit forecasts, is beyond the scope of an independent expert report for this type of transaction. In this context, Grant Samuel advises that:

- it is not in a position nor is it practicable to undertake its own "due diligence" investigation of the type undertaken by accountants, lawyers or other advisers;
- it was not given access to non-public information (including financial and operational information) for Alinta's minority investments in United Energy Distribution, Multinet Gas and the Dampier to Bunbury Natural Gas Pipeline;
- it has not had access to non-public information on BBI, BBP and BBW except to the extent that access was given to earlier drafts of the Scheme Booklet and the term sheet for the EPS and has held discussions with the senior management of each of BBI, BBP and BBW and their adviser; and
- it has therefore relied on:
  - the confirmation by the directors of Alinta that they are satisfied with the results of the due diligence process that has been undertaken by it and its advisers; and
  - the contents of the public reports (specifically the opinions expressed therein) such as:
    - the Investigating Accountant's Report prepared by PricewaterhouseCoopers Securities Ltd ("PwC Securities") on financial information for Alinta; and
    - the Investigating Accountant's Report prepared by PwC Securities on financial information for BBI, BBP and BBW.

Accordingly, this report and the opinions expressed in it should be considered more in the nature of an overall review of the anticipated commercial and financial implications rather than a comprehensive audit or investigation of detailed matters.

An important part of the information used in forming an opinion of the kind expressed in this report is comprised of the opinions and judgement of management. This type of information was also evaluated through analysis, inquiry and review to the extent practical. However, such information is often not capable of external verification or validation.

Preparation of this report does not imply that Grant Samuel has audited in any way the management accounts or other records of Alinta or BBI, BBP, BBW and APA Group. It is understood that the accounting information that was provided by Alinta, BBI, BBP and BBW was prepared in accordance with generally accepted accounting principles and in a manner consistent with the method of accounting in previous years (except where noted). Grant Samuel has only had access to publicly disclosed information on APA Group, BBI, BBP and BBW (except to the extent that earlier drafts of the Scheme Booklet and terms sheet for the EPS and held discussion with senior management).

The information provided to Grant Samuel by Alinta included:

- the pro forma forecast financial performance for Alinta for the years ending 31 December 2007 and 30 June 2008 (the "Alinta Forecast") prepared by Alinta management and adopted by the directors of Alinta. The Alinta Forecast includes an analysis of the contribution corresponding to the businesses acquired by each Babcock & Brown/SPI Consortium member for the year ending 30 June 2008;

- the pro forma financial position as at 31 December 2006 for Alinta (the "Alinta Financial Position") including an analysis by Babcock & Brown/SPI Consortium member;

- projections for Alinta for the five years ending 31 December 2011 prepared by Alinta management; and

- long term financial models for certain Alinta assets.

Alinta is responsible for this financial information. Grant Samuel has used and relied on this financial information for the purposes of its analysis. Grant Samuel has not investigated this financial information in terms of the reasonableness of the underlying assumptions, accuracy of compilation or application of assumptions. However, Grant Samuel considers that, based on the inquiries it has undertaken and only for the purposes of its analysis for this report (which do not constitute, and are not as extensive as, an audit or accountant's examination), there are reasonable grounds to believe that the Alinta financial information has been prepared on a reasonable basis. In forming this view, Grant Samuel has taken the following factors, inter alia, into account:

- the Alinta Forecast and the Alinta Financial Position have been subject to comprehensive review by PwC Securities and its opinion is set out in the letter included in Annexure F of the Scheme Booklet;

- the Five Year Plan was endorsed by the Directors of Alinta; and

- Alinta has sophisticated management and financial reporting processes. The prospective financial information has been prepared through a detailed budgeting process involving preparation of "ground up" forecasts by the management and is subject to ongoing analysis and revision to reflect the impact of actual performance or assessments of likely future performance. In any event most of Alinta's businesses are well established and generate relatively predictable earnings and cash flows.

The information provided to Grant Samuel also included Alinta's longer term management projections for certain assets (the "Projections"). Alinta is responsible for the Projections. Grant Samuel has not relied on the Projections for the purposes of its report but has used this information in developing financial models for certain Alinta assets as discussed in Section 7 of this report.

The information provided by BBI, BBP and BBW included:

- the pro forma forecast financial performance for BBI for the years ending 30 June 2007 and 30 June 2008 ("BBI Forecast") which was prepared by BBI management and adopted by BBI's directors;

- the pro forma financial position of BBI as at 31 December 2006 ("BBI Financial Position");

- the pro forma forecast financial performance for New BBI for the year ending 30 June 2008 ("New BBI Forecast");

- the pro forma financial position of New BBI as at 31 December 2006 ("New BBI Financial Position");

- the pro forma forecast financial performance for BBP for the years ending 30 June 2007 and 30 June 2008 ("BBP Forecast") which was prepared by BBP management and adopted by BBP's directors;

- the pro forma financial position of BBP as at 31 December 2006 ("BBP Financial Position");

- the pro forma forecast financial performance for New BBP for the year ending 30 June 2008 ("New BBP Forecast");

- the pro forma financial position of New BBP as at 31 December 2006 ("New BBP Financial Position");
- the pro forma financial position of BBW as at 31 December 2006 ("BBW Financial Position"); and
- the pro forma financial position of New BBW as at 31 December 2006 ("New BBW Financial Position")

(collectively the "Financial Information").

BBI, BBP and BBW are responsible for the Financial Information (except to the extent that Alinta has provided forecast financial information for the Alinta assets to be acquired by each entity). Grant Samuel has used and relied on this financial information for the purposes of its analysis. Grant Samuel has not investigated this financial information in terms of the reasonableness of the underlying assumptions, accuracy of compilation or application of assumptions. However, the Financial Information has been subject to review by PwC Securities and its opinion is set out in the letter included at Annexure F of the Scheme Booklet. On the basis of the opinions, Grant Samuel considers that there are reasonable grounds to believe that the Financial Information (including the forecasts) has been prepared on a reasonable basis.

Grant Samuel has no reason to believe that the forecast financial information provided by Alinta and BBI, BBP and BBW reflects any material bias, either positive or negative. However, the achievability of the forecast financial information is not warranted or guaranteed by Grant Samuel. Future profits and cash flows are inherently uncertain. They are predictions by management of future events that cannot be assured and are necessarily based on assumptions, many of which are beyond the control of the respective entity or its management. Actual results may be significantly more or less favourable.

As part of its analysis, Grant Samuel has reviewed the sensitivity of net present values to changes in key variables. The sensitivity analysis isolates a limited number of assumptions and shows the impact of the expressed variations to those assumptions. No opinion is expressed as to the probability or otherwise of those expressed variations occurring. Actual variations may be greater or less than those modelled. In addition to not representing best and worst outcomes, the sensitivity analysis does not, and does not purport to, show the impact of all possible variations to the business model. The actual performance of the business may be negatively or positively impacted by a range of factors including, but not limited to:

- changes to the assumptions other than those considered in the sensitivity analysis;
- greater or lesser variations to the assumptions considered in the sensitivity analysis than those modelled; and
- combinations of different variations to a number of different assumptions that may produce outcomes different to the combinations modelled.

In forming its opinion, Grant Samuel has also assumed that:

- matters such as title, compliance with laws and regulations and contracts in place are in good standing and will remain so and that there are no material legal proceedings, other than as publicly disclosed;
- the information set out in the Scheme Booklet sent by Alinta to its securityholders is complete, accurate and fairly presented in all material respects;
- the publicly available information relied on by Grant Samuel in its analysis was accurate and not misleading;
- the Proposal will be implemented in accordance with its terms; and
- the legal mechanisms to implement the Proposal are correct and will be effective.

To the extent that there are legal issues relating to assets, properties, or business interests or issues relating to compliance with applicable laws, regulations, and policies, Grant Samuel assumes no responsibility and offers no legal opinion or interpretation on any issue.

3 Energy Industry Overview

Overview

Energy consumption in Australia is expected to continue to grow in the foreseeable future driven by a number of factors including general economic growth, population growth, growth in new housing, increasing installation and usage of air conditioners and growth in other electrical appliances sales.

In summary, the segments of, and services to, the electricity and gas sectors can be depicted as follows:


Energy Industry Structure
Generation/Wholesale
Transmission
Distribution
Retail
Electricity
Power plants generate electricity for supply to the Australian electricity markets
Transmission networks transport electricity from generators to population centres
Low voltage electricity is distributed via a network of poles and wires to consumer sites
Residential, commercial and industrial consumers buy electricity from retailers
Gas
Onshore and offshore gas fields are drilled to access gas reserves
Large high pressure pipelines carry gas from the gas fields to key markets
Gas is distributed via a network of low pressure pipelines to consumer sites
Residential, commercial and industrial consumers buy gas from retailers
Services
Design, construct, operate, maintain and manage electricity and gas infrastructure

Source: Grant Samuel

Alinta operates across all segments of the energy industry except upstream gas production. The remainder of this section provides an overview of the segments of the energy industry and the regulatory environment.

Regulatory Environment

Historically, Australia's energy sector comprised state based enterprises. It is only in recent decades that, as a consequence of economic and legislative changes, the energy sectors have become more integrated. However, as the management of energy resources, production and supply of energy and stability of energy markets are critical to the economy, the energy sector has historically been the subject of substantial regulation. The regulatory environment is currently undergoing reform.

On 30 June 2004, the Australian Government and each of the states and territories agreed to redesign the regulatory functions for the energy sector and establish two new national regulatory bodies: the Australian Energy Market Commission ("AEMC"), responsible for rule making and market development, and the Australian Energy Regulator ("AER"), responsible for monitoring and regulating electricity and gas transmission and distribution networks and retail markets.

The AER is part of the Australian Competition and Consumer Commission ("ACCC") and its formation has drawn on experienced regulatory personnel from both the ACCC and the state based regulators. Regulation of electricity and gas transmission networks was handed over to AER during 2005 and regulation of electricity and gas distribution networks is scheduled to be handed over during 2007. Western Australia has currently opted not to transfer regulatory responsibility for its energy markets to the AER. However, it is expected that the AER will be the sole regulator for the electricity and gas industries nationally by 2010. The transfer of regulatory responsibility is expected to result in increased predictability and consistency of regulatory decisions.

Electricity Sector

(i) Generation and Wholesale

Electricity is generated by energy extracted from sources such as coal and gas combustion, nuclear fission, running water and wind. Australia is currently heavily reliant upon coal power with gas and hydro power providing most of the remaining generation.

Prior to industry reforms in the 1990s, the Australian electricity sector generally consisted of state owned, vertically integrated electricity enterprises. During the 1990's a number of states disaggregated these enterprises with a view to establishing competitive generation and retail sectors and regulated (price and access) monopoly transmission and distribution network assets. Generation assets in Victoria and South Australia are now fully privatised while private ownership of generation capacity exists to varying degrees in Queensland, New South Wales and Western Australia as a result of privatisations and the development of new generation capacity.

Since the 1990's Victoria, New South Wales, the Australian Capital Territory, South Australia, Queensland and Tasmania progressively established an interconnected National Electricity Market ("NEM") which has resulted in the formation of a competitive wholesale spot market. The NEM has a total generation capacity of in excess of 42 GW[14]. Energy in the NEM is primarily transacted through the wholesale spot market. As electricity must be produced on demand, the electricity spot market is volatile, with price spikes occurring during intraday peak demand, seasonal peaks and supply interruptions. Market participants manage price risk through bilateral contracts and derivative instruments.

Western Australia and the Northern Territory are not expected to join the NEM in the near future due to geographical and physical constraints. Two electricity markets have developed in Western Australia. The Western Australian Wholesale Electricity Market ("WEM") encompasses a region bounded by Kalbarri in the north of Western Australia, Kalgoorlie in the east and Albany in the south (i.e. including the major centres of Perth, Geraldton, Bunbury, Albany and Kalgoorlie). The electricity transmission and distribution systems that cover this area are interconnected and are known as the South West Interconnected System ("SWIS"). The SWIS has a total installed generation capacity of in excess of 4,000 MW[15]. The majority of energy traded within the SWIS is done via privately negotiated bilateral contracts with relatively little trading through the spot market. The SWIS market also features a "reserve capacity mechanism" under which retailers purchase capacity credits from the owners of generation capacity. This is designed to provide economic incentive for the construction of generation capacity.

In addition, an interconnected electricity grid has developed in the north west of Western Australia which has become known as the North West Interconnected System ("NWIS"). The NWIS was originally developed from a small number of resource company owned transmission systems and generators, with little coordination or optimisation and, in this regard, does not constitute a typical interconnected grid. There are also additional "island" generators that are owned by various resource companies. The NWIS has a total generation capacity of 412 MW (approximately 824 MW including "island" generators) and is operated by Horizon Power (a state government owned utility).

Average annual peak demand (which is the main driver of required generation capacity) is projected to grow at rates of 2.3% per annum within the NEM and 3.2% per annum in Western Australia. This demand is expected to be met by the development of new capacity particularly generation from gas, coal and, to a lesser extent, wind.

(ii) Transmission and Distribution

Electricity is transmitted via high voltage transmission lines to population centres where it is delivered to customers via local distribution networks. The transmission network of the NEM operates as a connected system (with high voltage interconnector cables running between states) whereas the transmission networks of the Northern Territory and Western Australia are isolated systems. In Australia, transmission lines are primarily owned by state government entities, except in Victoria where SP AusNet owns the electricity transmission network and South Australia where Spark Infrastructure Group ("Spark") leases and operates the electricity transmission network. In addition, DirectLink and Murraylink, two major interconnector cables, have recently been acquired by APA Group. There is a greater proportion of private ownership of distribution networks with the major private owners being SP AusNet and Spark.

Electricity transmission lines and distribution networks are subject to substantial monitoring and economic regulation. Transmission line owners charge regulated tariffs to distributors, who in turn charge regulated tariffs to retailers and other wholesale electricity purchasers.

14 GW = gigawatts (i.e. 1,000 MW)

15 MW = megawatts

The current (and expected under AER) regulatory regime provides for periodic reviews under which the regulator assesses the terms of network access proposed by the network operator and can approve or vary the terms. A "building block" approach is used by which tariffs in access arrangements are based on the estimated efficient costs of providing the services including operating and maintenance costs, depreciation and a return on assets calculated by reference to a weighted average cost of capital applied to a regulated asset base. This process determines an appropriate level of revenue for the asset, which is then used to fix transmission or distribution reference tariffs for the period. In this way, asset owners are incentivised to improve efficiency and thereby retain profits earned by outperforming the forecasts of costs and volumes on which the regulatory tariffs were based. However, any change in demand or cost efficiency will be taken into account at the next regulatory review, potentially reducing the tariff.

(iii) Retailing

Retailers purchase electricity from the wholesale electricity markets and sell to residential, commercial and industrial customers. The retail tariff for electricity reflects the wholesale energy cost, transmission and distribution tariffs, the retailer's operating costs and a profit margin. The retail tariff is subject to a regulated cap and is typically reviewed at five year intervals. In general, small consumers (residential and small business) are charged the standard tariff (which the retailer may set equal to or lower than the tariff cap) however larger consumers (commercial and industrial) negotiate tariffs with the retailer.

Since 1995 the state and territory governments have progressively worked to establish a competitive national electricity market, part of which calls for the phased opening of the retail electricity market to competition (i.e. full retail contestability). The retail markets of New South Wales, the Australian Capital Territory, Victoria and South Australia are now fully contestable (i.e. customers can choose which electricity retailer to use) and full retail contestability is being phased in in Queensland and Tasmania. The Northern Territory and Western Australia have not yet implemented full retail contestability.

Gas Sector

(i) Production and Wholesale

Australia has extensive reserves of natural gas. As at 1 January 2005 total category 1 and 2[16] natural gas reserves equated to 102 years supply at the current rate of production (including for export) and 153 years at the current rate of domestic consumption. The largest reserves are contained in the Carnarvon, Browse and Bonaparte basins off the north west Australian coast and in the Timor Sea. Eastern state reserves (e.g. Cooper-Eromanga Basin in South Australia/Queensland and the Gippsland Basin in Bass Strait) amount to only approximately 19 years of supply at current production levels although considerable potential remains to develop new reserves (e.g. Gippsland Basin, Otway Basin). All major gas producers/wholesalers supplying the Australian market are privately owned with Western Australia by far Australia's largest producer and exporter of natural gas.

In 2005 total natural gas output was 1,685 PJ[17] of which 65% was consumed domestically. Domestic consumption is forecast to grow at 2.5% per annum out to 2030, with 4.0% growth in the medium term due to strong gas demand from the electricity generation, manufacturing and mining sectors and steady residential and business demand growth. With eastern market demand projected to outstrip local supply from 2013 alternative sources of gas are important in eastern Australia. To this extent, given the large coal resources in eastern Australia, coal seam methane represents a growing source of gas. It is also anticipated that significant gas reserves will be able to be accessed from Papua New Guinea, off the north west Australian coast and in the Timor Sea. However, significant capital expenditure will be required to deliver this gas to the eastern seaboard.

Wholesale gas prices are typically based on fixed price contracts, normally including some adjustment for inflation or periodic price resets. Wholesale gas supply and price are not subject to economic regulation.

(ii) Transmission and Distribution

Large scale commercial gas usage in Australia commenced in the early 1970's and, as most Australian production fields are located in areas remote from major retail load centres, a high pressure pipeline

[16] Category 1 comprises current reserves of those yields that have been declared commercial and includes both proved and provable reserves. Category 2 comprises estimates of recoverable reserves that have not yet been declared commercially viable.

[17] PJ = petajoules

infrastructure network was developed to bring gas to market. Gas distribution networks connect with the transmission system to distribute gas to the premises of residential, commercial and industrial customers. Large industrial users may connect directly to the high pressure transmission network.

Initially the major gas markets were supplied from single production basins via sole purpose monopoly pipelines. However, in the last 20 years, expenditure on pipeline infrastructure and the discovery of new gas reserves has seen the development of an integrated natural gas market in south east Australia and the extension of gas supply into Tasmania. Planning work is currently underway for a transmission pipeline to connect the transmission network in Queensland with those in the south east. The transmission network of the Northern Territory may eventually be connected to the eastern network via Queensland. Although Western Australia remains isolated from this integrated network, the development of its natural resources has led it to become the largest market for natural gas in Australia.

As a result of industry reforms over the last decade, all major gas transmission pipelines and the majority of gas distribution networks in Australia are now owned by the private sector. As transmission and distribution networks generally have natural monopoly characteristics, they are subject to a regulatory regime to ensure non discriminatory third party access. The major owners of Australian gas transmission pipelines include APA Group, Alinta, Hastings Diversified Utilities Fund ("HDUF") and Diversified Utility and Energy Trusts ("DUET"). The major owners of Australian gas distribution networks include Alinta, DUET and Envestra Limited ("Envestra").

The regulatory regime for natural gas transmission pipelines and distribution networks in Australia is detailed in the Gas Access Regime ("GAR") and is given effect by legislation in each state and territory enacting the National Third Party Access Code for Natural Gas Pipeline Systems ("Gas Code"). Regulatory responsibility for all gas transmission assets (except for Western Australia) was transferred to the AER in mid 2005. Regulatory responsibility for gas distribution networks (except for Western Australia) will be transferred to the AER during 2007.

Gas pipelines and networks can be "covered" or "uncovered" under the Gas Code according to the application of statutory criteria. Owners of covered pipelines must submit access arrangements (i.e. the provisions under which access to a pipeline can be granted) and periodic revisions to their arrangements for approval by regulators. Access arrangements generally include reference tariffs for the services to be offered and are approved for a period of time (typically five years) after which they are reviewed. In Queensland, however, pipeline tariffs have been derogated for a period and are not subject to review until the end of the derogation period applicable to the specific pipeline. Uncovered pipelines are free to determine prices and other terms and conditions on a commercial basis (subject to the general anti-competitive provisions of the Trade Practices Act, 1974).

Reference tariffs in access arrangements are based on a building blocks approach. Tariffs are based on estimated efficient costs of providing the services including operating and maintenance costs, depreciation and a return on assets calculated by reference to a weighted average cost of capital applied to a regulated asset base. Gas network owners are incentivised to improve cost efficiency and grow demand over each regulatory review period.

(iii) Retailing

Retailers purchase natural gas from suppliers (producers or wholesalers) and on sell it to residential, commercial and industrial customers. The retail price of gas represents the wholesale cost of gas, transmission and distribution tariffs, the retailer's operating costs and a profit margin. The retail tariff is subject to a regulated tariff cap and is typically reviewed at five year intervals. In general, small consumers (residential and small business) are charged the standard tariff (which the retailer may set equal to or lower than the tariff cap) however larger consumers (commercial and industrial) negotiate tariffs with the retailer.

The state governments are committed to implement full retail contestability for gas. In all states except Queensland and the Northern Territory, consumers can now choose the retailer from which they purchase gas. Queensland is in the final stages of implementing full retail contestability however the Northern Territory has not yet committed to its implementation due to the relatively low number of business gas customers and the lack of a residential distribution network. To date no alternative retailer has emerged in Western Australia.

4 Profile of Alinta Limited

4.1 Background

Gas Corporation was formed in January 1995 to own and operate the gas trading and sales, gas transmission and gas distribution businesses of The State Energy Commission of Western Australia. These businesses could trace their history to the 1880's. In March 1998, Gas Corporation sold its gas transmission business (including the Dampier to Bunbury Natural Gas Pipeline) to EPIC Energy for $2.4 billion. In December 1998, the Western Australian Government announced its intention to privatise Gas Corporation and the relevant legislation was passed in December 1999.

Alinta[18] was incorporated as AlintaGas Limited on 5 January 2000 and acquired the assets and businesses of Gas Corporation on 1 July 2000. On 13 July 2000, the Western Australian Government sold 45% of Alinta for $315.7 million to WA Gas Holdings Pty Limited, a company 50% owned by United States listed Utilicorp United Inc (later renamed Aquila Inc ("Aquila")) and ASX listed United Energy Limited ("United Energy").

Alinta was listed on the ASX on 17 October 2000 raising $202 million for the Western Australian Government. At this time the listed securities comprised one ordinary share and one loan note stapled together. As a consequence of proposed changes to tax legislation, the loan notes were fully repaid in June 2001 and the listed security became an ordinary share.

With the prospect of full contestability in the Western Australian gas market from late 2003, Alinta undertook a strategic review during 2001. As a consequence, it restructured its existing businesses, announced plans to move into the electricity sector and changed its name to Alinta Limited.

Since listing, Alinta's operations have expanded substantially both organically and by acquisition:

- in December 2001 National Power Services, a maintenance and construction business, owned 50% by Alinta and 50% by United Energy, was launched;
- in July 2003 Alinta entered into an agreement with Alcoa of Australia Limited ("Alcoa") to commission a cogeneration plant at Alcoa's refinery at Pinjarra, Western Australia;
- in July 2003, through a series of transactions with Aquila, United Energy and AMP Henderson Global Investors ("the Aquila transaction"), Alinta acquired a 34% interest in the distribution assets of United Energy ("United Energy Distribution"), a 20% interest in the Multinet Gas Distribution Partnership ("Multinet Gas"), a 66.3% interest in ASX listed Uecomm Limited and the remaining 50% of National Power Services and sold a 26% interest in AlintaGas Networks (its Western Australian gas distribution assets) to DUET. Further, Alinta entered into a long term management contract to operate, manage and maintain the assets underlying these interests;
- in April 2004 Alinta acquired a portfolio of gas infrastructure and power generation assets in Australia and New Zealand from Duke Energy Corporation ("Duke Energy") for $1.7 billion;
- in July 2004 Alinta sold its 66.3% interest in Uecomm Limited for $155 million;
- in October 2004 Alinta acquired a 20% voting interest (but 7.4% economic interest) in the Dampier to Bunbury Natural Gas Pipeline from EPIC Energy for $23 million and committed to make $97 million in capital contributions over four years to increase its economic interest to 20%. Further, Alinta entered into a long term management contract to operate, manage and maintain the Dampier to Bunbury Natural Gas Pipeline;
- the Duke Energy assets were spun-off and listed on the ASX as Alinta Infrastructure Holdings ("AIH") in October 2005, with Alinta retaining a 20% interest. However, in February 2007 Alinta completed a takeover of AIH, thereby re-acquiring the Duke Energy assets;

[18] As part of the Alinta/AGL Transaction, a new parent entity for the Alinta group was formed. In this report, references to Alinta refer to the business irrespective of changes to the corporate structure.

- in February 2006 Alinta acquired a 19.9% interest in The Australian Gas Light Company ("AGL"), an integrated energy company operating primarily in Australia, on market at prices up to \$19.45 per share. It then sought merger discussions with AGL. AGL rejected Alinta's merger terms and announced its own merger proposal to be implemented through a scrip takeover offer. Alinta rejected this offer and announced its own scrip takeover offer for AGL. Following several weeks of hostilities, AGL and Alinta announced on 26 April 2006 an agreement to merge and restructure their respective businesses (the "Alinta/AGL Transaction") whereby two separate and independent listed companies emerged, each focussed on different sectors of the market. AGL Energy Limited ("AGL Energy") was to be focused on energy retailing, trading and generation and acquired interests in certain Alinta assets engaged in these activities. Alinta focused on the ownership and management of energy infrastructure assets and acquired a number of AGL's energy distribution assets including the New South Wales gas distribution network, Victorian electricity network and AGL's 30% interest in APA Group. The Alinta/AGL Transaction was completed on 25 October 2006; and
- in August 2006, Alinta acquired a 10.25% interest in the APA Group on market at prices up to \$5.00 per unit on top of the 30% interest it was to acquire through the Alinta/AGL Transaction. Alinta's current interest in APA Group is 35% as a consequence of capital raisings by APA Group in which Alinta did not participate. Alinta's interest in APA Group is subject to court proceedings and enforceable undertakings agreed with the ACCC (further details of which are set out in Section 5.1 of this report).

4.2 Operations

Alinta is a top 50 company and, prior to the announcement of the potential MBO approach, had a market capitalisation of approximately \$5.5 billion. It is the largest Australian energy infrastructure owner and operator with approximately 3,200 employees and operations throughout Australia and New Zealand. Alinta's operational structure is summarised below:


Alinta Operating Structure
Alinta
Generation
Transmission
Distribution
Energy Markets
Services
AlintaAGL (67%) (WA Cogeneration)
Contracted Generation (Wattle Point¹/Cawse)
Port Hedland Power Station
Newman Power Station
Bairnsdale Power Station
Glenbrook Power Station
Tasmanian Power (Tamar Valley/Bell Bay)
VIC Distribution Network
ActewAGL (50%) (Distribution)
United Energy Distribution (34%)
AlintaAGL (67%) (WA Retail Electricity)
Wholesale Electricity (VIC)
Alinta Asset Management
Alinta Energy
APA Group (35%)
Dampier to Bunbury Natural Gas Pipeline (17.4%²)
Queensland Gas Pipeline
Eastern Gas Pipeline
VicHub Interconnect Facility
Tasmanian Gas Pipeline
Goldfields Gas Transmission Pipeline (11.843%)
AlintaGas Networks (74.1%)
NSW Distribution Network
ActewAGL (50%) (Distribution)
Multinet Gas (20.1%)
AlintaAGL (67%) (WA Retail Gas)
Wholesale Gas (NSW, VIC, TAS)
Wesfarmers LPG
Alinta Asset Management
Alinta Energy
Gas
Water
ActewAGL (50%) (Distribution)
Camellia Water Recycling Project
Alinta Asset Management

Notes: (1) The \$225 million sale of Wattle Point Wind Farm was completed on 23 April 2007.
(2) As at 31 March 2007.

4.3 Financial Performance

The historical and forecast financial performance of Alinta for the period from 1 January 2002 to 30 June 2008 is summarised below:

Alinta – Financial Performance[19] ($ millions)

	Year end 31 December						Year end 30 June
	2002 actual AGAAP	2003 actual AGAAP	2004 actual AGAAP	2005[21] actual AIFRS	2006[22] actual AIFRS	2007 forecast AIFRS pro forma	2008[20] forecast AIFRS pro forma
Total revenue	**389.1**	**574.4**	**967.6**	**1,015.7**	**1,350.0**	**2,313.6**	**2,339.4**
EBITDA[23]	**131.1**	**167.5**	**289.7**	**186.4**	**249.1**	**822.7**	**872.9**
Depreciation and amortisation	(24.0)	(30.3)	(87.2)[24]	(28.0)	(59.7)	(213.9)	(226.8)
EBIT[25]	**107.1**	**137.2**	**202.5**	**158.4**	**189.4**	**608.8**	**646.1**
Net interest expense	(22.6)	(29.6)	(88.8)	(30.9)	(133.3)	(424.0)	(438.6)
Other income[26]	-	7.1	16.5	16.3	26.2	58.5	59.3
Equity accounted profits	1.2	7.2	8.1	3.9	18.9	43.0	37.4
Significant and non-recurring items	-	5.9	88.7	212.1	66.8	(29.3)	(7.6)
Operating profit before tax	**85.7**	**127.8**	**227.0**	**359.8**	**168.0**	**257.0**	**296.6**
Income tax expense	(27.5)	(37.4)	(81.6)	(127.6)	2.2	(66.7)	(80.6)
Profit after tax	**58.2**	**90.4**	**145.4**	**232.2**	**170.2**	**190.3**	**216.0**
Outside equity interests	-	(2.7)	(3.3)	-	2.4	(0.3)	(2.9)
Profit after tax attributable to Alinta shareholders	**58.2**	**87.7**	**142.1**	**232.2**	**172.6**	**190.0**	**213.1**
Statistics							
Earnings per share[27,28]	*36.4¢*	*55.9¢[29]*	*39.8¢*	*37.1¢*	*58.6¢*	*42.6¢*	*44.1¢*
Dividends per share[28]	*25.0¢*	*33.0¢*	*42.0¢*	*44.0¢*	*46.0¢*	*50.0¢[30]*	
Payout ratio[27]	*68.7%*	*59.0%*	*105.5%*	*118.7%*	*78.5%*	*117.4%*	
Amount franked	*100%*	*100%*	*100%*	*100%*	*100%*	*100%*	
Total revenue growth	*nmf[31]*	*47.6%*	*68.5%*	*5.0%*	*32.9%*	*71.4%*	*nmf*
EBITDA growth	*nmf*	*27.8%*	*73.0%*	*nmf*	*33.6%*	*230.3%*	*nmf*
EBIT growth	*nmf*	*28.1%*	*47.6%*	*nmf*	*19.5%*	*221.4%*	*nmf*
EBITDA margin	*33.7%*	*29.2%*	*29.9%*	*18.4%*	*18.5%*	*35.6%*	*37.3%*
EBIT margin	*27.5%*	*23.9%*	*20.9%*	*15.6%*	*14.0%*	*26.3%*	*27.6%*
Interest cover[32]	*5.8x*	*5.7x*	*3.3x*	*6.0x*	*1.9x*	*1.9x*	*2.0x*

Source: Alinta reports, Scheme Booklet and Grant Samuel analysis

19 Financial statements for the years prior to 31 December 2004 were prepared in accordance with Australian generally accepted accounting principles ("AGAAP"). Alinta adopted the Australian equivalent to international financial reporting standards ("AIFRS") from 1 January 2005. In addition, under the Alinta/AGL Transaction, a new parent entity for the Alinta group was formed. The financial information presented above represents the consolidated results of Alinta attributable to shareholders across the period irrespective of changes to the corporate structure.

20 Prepared for the purposes of the Scheme Booklet.

21 The financial results for the year ended 31 December 2005 were restated in 2006 to correct an error in the equity accounted profits for AIH, to correct an error in relation to the recognition of unread meter sales and to reflect a change in Alinta's accounting policy in relation to the recognition of actuarial gains and losses for defined benefit superannuation plans.

22 Including earnings of the assets acquired from AGL from 25 October 2006.

23 EBITDA is earnings before net interest, tax, depreciation, amortisation, investment income, equity accounted profits and significant and non-recurring items.

24 Including depreciation, amortisation and goodwill amortisation relating to the Duke Energy assets acquired in April 2004 and subsequently spun-out as AIH in October 2005

25 EBIT is earnings before net interest, tax, investment income, equity accounted profits and significant and non-recurring items.

26 Comprises dividends received on the United Energy Distribution preference shares ($16.3 million) plus distributions from APA Group from 2006 onwards.

27 Before significant and non-recurring items.

28 On an undiluted basis.

29 The reported 2003 earnings per share was calculated using a weighted average number of ordinary shares of 149.5 million which excludes the 36 million shares bought back from WA Gas Holdings Pty Limited. This buyback was approved by shareholders in July 2003 and was therefore reflected in the calculation of 2003 earnings per share. However, the buyback did not occur until June 2004 and therefore the reported 2003 earnings per share figure appears high.

30 As per the scheme booklet for the Alinta/AGL Transaction dated 28 August 2006.

31 nmf = not meaningful.

32 Interest cover is EBITDA divided by net interest.

Significant corporate activity since listing (see Section 4.1) makes analysis of Alinta's financial performance difficult. The decline in profit margins in 2005 is primarily explained by the fact Alinta's asset management services segment (which is a lower margin activity) contributed a higher proportion of Alinta's profits (e.g. 34% contribution in 2005 compared to 15% in 2004) following the spin out of the former Duke Energy infrastructure assets into AIH. Furthermore, Alinta's results for 2006 only include a part year contribution from the assets acquired from AGL (i.e. from 25 October 2006).

The major impacts for Alinta from the adoption of AIFRS from 2005 have been the cessation of the amortisation of goodwill and the reclassification of its reset preference shares (which were converted to ordinary shares on 31 August 2006) from equity to debt.

Significant items and other significant non trading items during the period are as follows:

Alinta – Significant and Non Recurring Items ($ millions)

	Year end 31 December						Year end 30 June
	2002 actual AGAAP	2003 actual AGAAP	2004 actual AGAAP	2005 actual AIFRS	2006 actual AIFRS	2007 forecast AIFRS pro forma	2008 forecast AIFRS pro forma
Profit on acquisition of entities	-	9.6	-	-	-	-	-
Change in fair value of investments	-	(3.7)	-	3.6	3.6	-	-
Profit on sale of Uecomm and AIH	-	-	88.7	206.1	-	-	-
Profit before tax from discontinued operation (AIH)	-	-	-	2.4	-	-	-
Foreign exchange gains	-	-	-	-	3.3	-	-
Gain on recognition of derivative	-	-	-	-	14.1	-	-
Dividends received from AGL	-	-	-	-	77.1	-	-
Restructure and implementation costs	-	-	-	-	(31.3)	(29.3)	(7.6)
Total	**-**	**5.9**	**88.7**	**212.1**	**66.8**	**(29.3)**	**(7.6)**

The Alinta Forecast has been prepared on the following basis:

- takes into consideration the operating results and trading conditions for the period to 31 March 2007 and the circumstances at the date of the Scheme Booklet; and
- excludes discontinued operations, non-recurring items and significant items (e.g. non-recurring regulatory expenses, profit on disposal of Wattle Point Wind Farm). In particular, it excludes any allowance for transaction costs associated with the Proposal.

The Alinta Forecast (including the assumptions underlying it) is set out in Section 11 of the Scheme Booklet. The Alinta Forecast has been prepared by Alinta and reviewed by PwC Securities. PwC Securities' Investigating Accountant's Report is set out as Annexure F to the Scheme Booklet.

Forecast growth in revenue and profits in 2007 reflects the first full year contribution of the assets acquired from AGL, the acquisition of AIH, productivity improvements, the regulatory price paths for AlintaGas Networks and increased electricity sales as a further cogeneration plant is commissioned. The increase in profit margins in 2007 reflects the refocus on infrastructure asset ownership following the Alinta/AGL Transaction (although asset management services remains a significant contributor) as well as cost savings in the order of $52 million expected from the integration of AGL's asset management business with Asset Management Services. The original estimate of cost savings from integration of the AGL assets have been refined and Alinta now expects to derive savings of at least $70 million per annum by 2009. These synergies and the one-off costs to achieve them are reflected in the Alinta Forecast for 2007 and 2008. The further improvement in profit margins forecast in the year ending 30 June 2008 reflects savings emerging over the period.

Interest cover increased significantly in 2005 reflecting the reduction in gearing following the infrastructure asset spin off. However, in 2006 it has decreased reflecting the significant increase in gearing following the Alinta/AGL Transaction, the takeover of AIH and the acquisition of 10.25% of APA Group.

4.4 Taxation Position

Under the Australian tax consolidation system, Alinta and its wholly owned Australian tax resident entities elected to be taxed as a single entity from 1 January 2004. As a consequence of the transaction with AGL, the Alinta tax consolidated group was reformed on 25 October 2006.

At 31 December 2006, AIH had approximately $223 million in carried forward income tax losses which are available for utilisation but only over a long period (estimated at 25 years). In addition, AIH had approximately $37 million in carried forward capital losses. These losses came in to the Alinta tax consolidated group in February 2007 following completion of Alinta's takeover.

At 31 December 2006, Alinta had $173.8 million in accumulated franking credits after allowing for the payment of the final dividend for 2006.

4.5 Financial Position

The financial position of Alinta as at 31 December 2006 is summarised below.

Alinta – Financial Position ($ millions)	As at 31 December 2006	
	As reported	Pro forma
Debtors and prepayments (net)	392.3	392.3
Inventories	10.0	10.0
Creditors and provisions	(352.1)	(352.1)
Net working capital	**50.2**	**50.2**
Property, plant and equipment (net)	6,069.7	6,069.7
Equity accounted investments	636.6	636.6
Investment in APA Group	633.1	633.1
Other investments	0.8	0.8
Network licence and other intangibles (net)	671.7	698.4
Goodwill	1,696.8	1,737.5
United Energy Distribution redeemable preference shares	124.5	124.5
Finance lease receivables	326.3	115.3
Other receivables and assets	35.6	35.6
Amount owed to AIH stapled securityholders	(188.6)	-
Deferred tax liabilities	(177.1)	(203.1)
Current tax provision	(24.9)	(24.9)
Provisions and other liabilities	(73.6)	(73.6)
Decommissioning provision	(59.7)	(59.7)
Levies and commercial disputes provision	(72.4)	(72.4)
Total funds employed	**9,649.0**	**9,668.0**
Cash and cash equivalents	400.2	400.2
Interest bearing liabilities	(6,261.5)	(6,400.2)
Net borrowings	**(5,861.3)**	**(6,000.0)**
Net assets	**3,787.7**	**3,668.0**
Outside equity interest	(251.5)	(117.1)
Net assets attributable to Alinta shareholders	**3,536.2**	**3,550.9**
Statistics		
Shares on issue at period end (million)	*493.5*	*493.5*
Net assets per share	*$7.68*	*$7.43*
NTA per share	*$2.88*	*$2.50*
Book gearing[33]	*60.7%*	*62.1%*
Market gearing[34]	*51.4%*	*52.0%*

Source: Alinta reports, Scheme Booklet and Grant Samuel analysis

33 Calculated as net borrowings divided by net assets plus net borrowings.

34 Calculated as net borrowings divided by market capitalisation plus net borrowings. Based on share price at 8 January 2007 (being the day prior to the announcement of the potential MBO approach).

Alinta's equity accounted investments include United Energy Distribution ($24.9 million), Multinet Gas ($39.3 million), Dampier Bunbury Pipeline ($77.6 million) and ActewAGL Distribution ($494.8 million) (see Section 5 for further details).

Alinta owns 150,727,089 stapled securities in APA Group (35%) (refer Section 5). This investment is recognised as a financial asset rather than as an associate due to undertakings provided to the ACCC which prevent Alinta from appointing any board members and from exerting any management influence over the operations of APA Group. As a consequence, the carrying value of the investment reflects the APA Group security price at 31 December 2006.

Other investments include Alinta's interest in ASX listed company ShieldLiner Limited.

Goodwill reflects $1.4 billion of goodwill as a consequence of the Alinta/AGL Transaction and $0.3 billion in relation to the takeover of AIH.

United Energy Distribution issued $124.5 million of redeemable preference shares to Alinta as part of the Aquila transaction in July 2003. Each redeemable preference share was issued at $99 and was stapled to an ordinary share at a $1.00 issue price. The preference shares are redeemable 20 years from the date of issue and attracts dividend income of approximately $16.3 million per annum (see Section 4.3). The redeemable preference shares together with the ordinary shares represent Alinta's 34% equity interest in United Energy Distribution.

Finance lease receivables represent Alinta's interests in Wattle Point Wind Farm ($211.1 million), Glenbrook Power Station ($73.9 million) and Cawse Cogeneration Facility ($41.3 million). The power purchase agreements for each of these assets results in them being accounted for as finance leases. Wattle Point Wind Farm was sold on 23 April 2007 for $225 million.

The amount of $188.6 million owing to AIH stapled securityholders relates to Alinta's takeover of AIH which was completed in February 2007. The provision for decommissioning represents the present value of the future estimated costs to decommission and restore the power stations and gas and electricity transmission assets based on current best estimates. The provision for levies and commercial disputes relates to litigation and other claims in relation to certain assets spun-out as AIH (and now owned again by Alinta), stamp duty matters as a consequence of both the Alinta/AGL Transaction and AIH takeover, a liquidated damages claim in relation to the Pinjarra No. 1 Cogeneration Project, an imbalance and overrun charge dispute in relation to the Dampier to Bunbury Natural Gas Pipeline and GST liability in relation to the sale of land by a subsidiary of AGL acquired in the Alinta/AGL Transaction.

Alinta's gearing has increased from 18.7% to 60.7% (62.1% on a pro forma basis) during 2006 as a consequence of the Alinta/AGL Transaction, the acquisition of 10.25% of APA Group on market in August 2006 and the takeover of AIH. However, Alinta's gearing at 31 December 2005 was unusually low as a consequence of the proceeds of the spin-out of AIH in October 2005.

The Alinta Financial Position reflects the finalisation of the takeover of AIH, the sale of the Wattle Point Wind Farm and the finalisation of the tax cost bases for the former AGL assets acquired in October 2006.

The detailed Alinta Financial Position is set out in Section 11 of the Scheme Booklet. The Alinta Pro forma Financial Position has been prepared by Alinta and reviewed by PwC Securities. PwC Securities' Investigating Accountant's Report is set out as Annexure F to the Scheme Booklet.

4.6 Capital Structure and Ownership

As at 22 June 2007, Alinta had the following securities on issue:

- 495,218,848 ordinary shares; and
- 5,461,435 options over unissued ordinary shares.

At 31 May 2007, there were 155,404 registered shareholders with the top twenty shareholders accounting for approximately 49% of the ordinary shares on issue. The top shareholders are principally institutional nominee companies or publicly listed investment companies. Alinta has a

significant retail investor base with approximately 95% of registered shareholders holding less than 5,000 shares although these shareholders represent only approximately 28.7% of shares on issue.[35] Alinta shareholders are predominantly Australian based investors.

Alinta has received the following substantial shareholders notices:

Alinta – Substantial Shareholders as at 22 June 2007			
Substantial Shareholder	Date of Notice	Number of Shares	Percentage
Tricom Holdings Limited	27 April 2007	32,634,761	6.60%
Merrill Lynch & Co., Inc	6 June 2007	25,069,832	5.07%
Barclays Group	18 June 2007	24,960,031	5.04%

Source: IRESS

Tricom Holdings Limited is an Australian based stockbroking firm and Barclays Group and Merrill Lynch are global fund managers. In addition, Babcock & Brown is believed to have an interest of approximately 2.7% in Alinta.

Alinta has operated a dividend reinvestment plan since late 2004. Prior to the transaction with AGL it had a historical participation rate of around 20%. The participation rate for the dividend paid in April 2007 was approximately 15%.

Under the Alinta Executive Option Plan, nominated executives can be eligible for a grant of options as part of Alinta's long term incentive plan. All options expire ten years after grant or, for example, upon termination of employment. The options issued prior to 2005 are exercisable in tranches upon the first, second and third anniversary of grant. Options issued in 2005 and 2006 are exercisable three years from grant. Except in the case of special circumstances (e.g. death or permanent disablement or a significant change in the ownership of Alinta as confirmed by the board) the exercise of the options is also subject to the satisfaction of specific performance hurdles. Options currently outstanding are set out below. As at 22 June 2007 there were 98 optionholders and 589,500 options had vested.

Alinta – Options on Issue at 22 June 2007		
Grant Date	Exercise Price	Outstanding
5 March 2002	$3.6449	95,500
4 March 2003	$3.8645	165,500
17 September 2003	$5.7609	75,000
26 March 2004	$6.0633	764,500
4 May 2005	$9.1774	2,402,928
19 June 2006	$10.4664	1,958,007
		5,461,435

Source: Alinta

35 Approximately 67% of registered shareholders (i.e. 104,000) in Alinta hold less than 1,000 shares but these shareholders represent only 10% of shares on issue.

4.7 Share Price History

A summary of the price and trading history of Alinta since listing on 17 October 2000 is set out below:

Alinta – Share Price History	Share Price ($)			Average Weekly Volume (000's)	Average Weekly Transactions
	High	Low	Close		
Year ended 31 December					
2000 (from 17 October)	3.07	2.54	2.98	4,541	1,686
2001	3.77	2.74	3.40	1,028	433
2002	4.28	3.33	3.98	813	379
2003	6.39	3.90	6.23	2,789	711
2004	8.27	5.50	8.23	5,432	1,926
2005	12.34	8.12	11.15	4,034	2,191
2006[36]	11.82	9.82	11.82	5,140	2,959
Month ended					
31 January 2007	14.22	11.12	14.02	16,907	6,750
28 February 2007	14.60	13.95	14.25	10,939	4,229
31 March 2007	15.20	13.56	14.52	13,300	5,400
30 April 2007	15.10	14.55	14.98	23,940	6,868
31 May 2007	15.58	14.95	15.25	21,140	5,326
30 June 2007 (to 22 June)	15.33	14.93	15.16	15,130	4,116

Source: IRESS

Note: Share prices adjusted for the full repayment of the stapled loan note in June 2001 and a rights issue in March 2004.

The following graph illustrates the movement in the Alinta share price and trading volumes since 1 January 2003:


Alinta - Daily Share Price and Trading Volume
(1 January 2003 - 22 June 2007)
Share Price ($)
$16.00
$14.00
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$0.00
Daily Volume (000s)
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
AlH spinout announced
AGL transaction announced
Potential MBO approach

Source: IRESS

Note: Share prices adjusted for the full repayment of the stapled loan note in June 2001 and a rights issue in March 2004.

36 Average weekly volume and transactions for Alinta increased following the transaction with AGL (completed October 2006). Prior to the transaction Alinta's average weekly volume and transactions during 2006 were 4,382,000 and 2,722 respectively. Post transaction Alinta's average weekly volume and transactions increased to 8,601,000 and 4,236 respectively.

Alinta's shares listed at a premium to its offer price ($2.25 for retail investors and $2.45 for institutional investors) and over the next two and a half years the share price rose steadily to around $4.25 (on an unadjusted basis). Alinta announced the Aquila transaction on 23 April 2003 and overnight on 30 April 2003 placed 8 million ordinary shares to part fund the buyback of 36 million shares from WA Gas Holdings Pty Limited (part of the Aquila transaction). This led to a surge in trading and a small (3%) price increase.

Over the next nine months, assisted by the increased free float, the Alinta share price rose to around $7.00 (unadjusted) and ran up to $7.60 (unadjusted) in the first two weeks of March 2004. Alinta announced the acquisition of the Duke Energy assets on 15 March 2004 and initial market concern over the price paid saw the share price decline to below $6.00. The share price recovered to around $7.50 in August 2004 on the back of Alinta's decision to pay fully franked dividends for the 2004 and 2005 years and postpone a proposed stapled security restructuring as well as the announcement that an Alinta led consortium had emerged as the preferred bidder for the Dampier to Bunbury Natural Gas Pipeline. Following the announcement of strong financial performance in October 2004, Alinta's share price rose, hitting $10.00 for the first time on 2 June 2005. In mid-August 2005 Alinta's share price again rose materially following announcement of strong half yearly results and the initial public offering ("IPO") of AIH. Since that time and up until the announcement of the potential MBO approach, Alinta shares have consistently traded in a band between $10.00 and $12.00.

Market speculation of Alinta's interest in AGL in December 2005/January 2006 was confirmed in February 2006. From then until the Alinta/AGL Transaction was announced on 26 April 2006, Alinta shares generally traded around $11.00. The market reacted favourably to the announcement and Alinta's shares rose to around $11.50. Subsequently, the Alinta share price declined to approximately $10.50, in part reflecting the general market correction during May 2006. During July 2006 the share price declined further and reached a low of $9.82 in intraday trade on 17 July 2006 (the lowest trading price since the announcement of the AIH spin-out in August 2005) possibly as a result of hedge fund activity (i.e. closing out positions). The share price recovered and closed at $11.01 on 11 October 2006, the last date of quotation of "old Alinta" following shareholder approval for the Alinta/AGL Transaction.

New Alinta (i.e. Alinta following the Alinta/AGL Transaction) commenced trading on 12 October 2006:


Alinta - Daily Share Price and Trading Volume
(12 October 2006 - 22 June 2007)
Share Price ($)
Daily Volume (000s)
$16.00
$15.00
$14.00
$13.00
$12.00
$11.00
$10.00
$9.00
$8.00
30,000
25,000
20,000
15,000
10,000
5,000
0
Potential MBO approach
Oct-06
Nov-06
Dec-06
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07

Source: IRESS

Under the terms of the Alinta/AGL Transaction, AGL shareholders received shares representing approximately 46% of the issued capital of Alinta and therefore the number of registered shareholders in Alinta increased by approximately 100,000. Consequently, both the number of transactions and the volume of shares traded post transaction has increased as shareholders adjusted their positions to reflect their risk/return profiles and preferred weightings in Alinta. Notwithstanding this increased activity, Alinta generally traded in the range of $10.00-11.00 (volume weighted price of $10.58) per share in the period from 12 October 2006 to 31 December 2006. However, post Christmas 2006 and in the first week of 2007, the Alinta share price rose to trade between $11.20 and $11.81 (at a weighted average price of $11.36).

Following the announcement of the potential MBO approach on 9 January 2007, the Alinta share price rose sharply to above $13.00 (16% over the share price at close on 8 January 2007) and above $14.00 by 31 January 2007 (25% over close on 8 January 2007). Since 31 January 2007, Alinta shares have broadly traded in the range of $14.00-15.00 and, following announcement of the Original Proposal on 30 March 2007, Alinta has generally traded above $15.00 (at a volume weighted average price of $15.03). The Alinta share price closed at $15.16 on 22 June 2007.

Alinta is a top 50 company (in terms of market capitalisation), a member of all major indices and has no limitations on free float. Since January 2003, it has consistently outperformed the S&P/ASX 200 Industrial Index and the S&P/ASX 200 Utilities Index (of which it represented approximately 14% prior to, and 28% following, implementation of the Alinta/AGL Transaction):


Alinta vs S&P/ASX 200 Industrial Index vs
S&P/ASX 200 Utilities Index
(1 January 2003 - 22 June 2007)
450
400
350
300
250
200
150
100
50
0
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
Alinta
S&P/ASX 200 Industrial
S&P/ASX 200 Utilities

Source: IRESS

From June 2005 to mid January 2006 Alinta broadly performed in line with the S&P/ASX 200 Utilities Index (except for out performance in the period in which the AIH public offering was announced). With AGL representing approximately 44% of the S&P/ASX 200 Utilities Index at this time, this index largely mirrored movements in AGL's share price. In the period from January 2006 to implementation of the Alinta/AGL Transaction, Alinta generally underperformed this index.

Since implementation of the Alinta/AGL Transaction until the announcement of the potential MBO approach on 9 January 2007, Alinta generally underperformed the S&P/ASX 200 Industrial Index and at times underperformed the S&P/ASX 200 Utilities Index, notwithstanding that it represented approximately 28% of that index. Since announcement of the potential MBO approach on 9 January 2007 it has outperformed both indices.

5 Alinta Business Operations

5.1 Transmission and Distribution

Distribution Assets

Alinta's energy distribution assets comprise both regulated and unregulated energy infrastructure which derive revenue generally from network tariffs, connection charges and other charges for services to users of the networks:

- **New South Wales Gas Network**

  The gas distribution network was established in 1837 with the development of the first reticulated gas network in the Sydney central business district. This network has grown through a combination of extensions, new developments and acquisitions to service most major population centres in New South Wales. The network provides gas to more than 980,000 users across Sydney, Newcastle, Wollongong and over 20 country centres. It is managed by Alinta Asset Management.

  Since 1976, the network has distributed natural gas transported by the Moomba-to-Sydney high pressure transmission system (owned by APA Group). A number of additional supply sources have subsequently been added including natural gas from Bass Strait and coal seam methane gas to provide diversity of supply. A 30 kilometre looping project ("Sydney Primary Loop project") to provide additional capacity into Sydney and to reduce reliance on a single primary main pipeline is currently underway and due for completion in the second half of 2007.

  The gas network has been actively expanded into new population centres. While there are no direct regulatory barriers, the scale of the gas network and the need for new entrants to duplicate infrastructure represents a significant barrier to entry. Notwithstanding the network's "natural monopoly", household penetration in New South Wales remains relatively low (at about 35%), representing a source of potential growth above population growth.

  The prices (or tariffs) Alinta charges for distributing gas, as well as the terms of access to the network, are regulated and reviewed on a five-yearly basis. The current regulatory period commenced on 1 July 2005. The regulated asset base for the network at 31 December 2006 was $2.12 billion (in nominal terms). The regulatory function is to be transferred to AER by January 2008.

  Domestic gas usage is principally for home heating, water heating and cooking. Accordingly, demand levels are directly impacted by climate and can be negatively affected by warm winter weather (as was the case in 2005). Industrial gas usage is primarily as a source of energy for production processes, but may also act as feedstock for fertiliser or petrochemical products. AGL Energy, as the largest gas retailer in New South Wales, is the largest user of the network.

- **Victorian Electricity Network**

  The Victorian Electricity Network (formerly known as Solaris) distributes electricity to over 295,000 customer sites over 950 square kilometres of north-west greater Melbourne, Victoria. It is one of five licensed electricity distribution networks in Victoria and is managed by Alinta Asset Management.

  The network footprint incorporates a mix of major industrial areas, residential growth areas, established inner suburbs and Melbourne International Airport. Residential and small business customers account for the majority of full year forecast 2007 network revenue (64%) with large business customers accounting for the remainder. Victoria's retail electricity market is fully contestable, with a large number of retailers competing for customer accounts. Most of these retailers are active in the network's licence area although AGL Energy is the largest user of the network.

Distribution prices for transporting electricity over the network and access to the network are regulated. In October 2005, distribution prices for the period from 1 January 2006 to December 2010 were determined. The regulated asset base for the network at 31 December 2006 was $597 million (in December 2004 dollars). The Victorian Government has determined that customer electricity meters are to be replaced with "smart meters" beginning in 2008. Smart meters enable remote meter reading, improved fault reporting and allow retailers to apply differential tariffs for different times of the day. The rollout will involve significant capital expenditure and will be subject to an additional round of regulatory negotiation.

Electricity distribution in Victoria is generally confined to specific geographic areas determined by distribution licences and there is limited overlap with competing networks. Penetration of electricity networks is approximately 100%. Growth in revenue is therefore driven primarily by increasing usage, population growth or new industrial or residential developments in the designated area. In recent years, unusually warm weather in Victoria has contributed to strong increases in summer electricity consumption. Alinta's electricity distribution area is one of the faster growing regions in Melbourne.

- **AlintaGas Networks (74.1%)**

AlintaGas Networks is Western Australia's largest distributor of natural gas with approximately 12,000 kilometres of gas distribution pipes. It is 74.1% owned by Alinta with DUET holding 25.9%. The business comprises three distribution networks:

- Mid-West and South-West Gas Distribution Systems which service customers in the greater metropolitan Perth area and a number of large regional centres;
- Kalgoorlie Distribution Network which services the Kalgoorlie-Boulder area; and
- Albany Distribution Network which distributes LPG[33] to Albany.

In total AlintaGas Networks' networks had approximately 570,000 customer connections as at 31 December 2006 and carried a load of 31 PJ during 2006. The majority of the load is distributed to commercial and industrial customers although residential premises comprise the majority of connections. Gas is used in residential premises primarily for water heating.

AlintaGas Networks is the principal distributor in the areas in which it operates. While competing distribution networks could conceivably be developed for very large industrial customers, it is considered unlikely.

Tariff and access arrangements for AlintaGas Networks are regulated by the Western Australian Economic Regulation Authority. The current regulatory determination for AlintaGas Networks was finalised in 2005, covering the period from 1 January 2005 to 31 December 2009. Under the determination the regulated asset base of AlintaGas Networks at 31 December 2006 was $669 million (in December 2004 dollars). Due to growth in new connections above forecast levels, AlintaGas Networks expects to outperform the earnings forecast in the regulatory determination, particularly in the second half of the period. AlintaGas Networks reported revenue of $120 million and EBITDA of $86.3 million in the year ended 31 December 2006.

AlintaGas Networks receives its revenue from retailers who supply gas to customers over its network. AlintaAGL (67% owned by Alinta) is the largest retailer using the network.

The gas market in metropolitan Western Australia is relatively mature with penetration rates of approximately 80%, however connections to AlintaGas Networks' distribution network are growing strongly due to buoyant housing construction in Western Australia. Connection growth has been approximately 4% per annum in recent years and this level of growth is expected to continue for a number of years.

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[33] LPG = liquified petroleum gas

Alinta Asset Management is the prime contractor for AlintaGas Networks. Alinta's interest in AlintaGas Networks is subject to a shareholders agreement with co-owner DUET.

- **ActewAGL Distribution (50%)**

  Alinta has a 50% interest in the distribution business and assets of ActewAGL, an energy distribution and retail joint venture with the government of the Australian Capital Territory (ACTEW Corporation). The retailing business relating to ActewAGL is 50% owned by each of AGL Energy and ACTEW Corporation. The joint venture's principal activities include:

  - ownership and operation of the electricity distribution network in the Australian Capital Territory (with 155,000 end users) and the gas distribution network in the Australian Capital Territory, Queanbeyan, Nowra and the former Yarralumla Shire in New South Wales (totalling 104,000 end users);
  - operation and maintenance of the Australian Capital Territory's water and sewerage networks; and
  - provision of management services to TransACT (a telecommunications services provider in the Australian Capital Territory in which Alinta also has a 7.6% shareholding).

  Through the joint venture, Alinta also holds a 50% interest in Ecowise Environmental (an environmental consulting business).

  The joint venture is a standalone operating business except that the gas network is managed under contract by Alinta Asset Management.

  The large majority of end users for the gas and electricity networks are residential and small business customers, with only limited industrial usage. Tariffs for the networks are regulated by the Australian Capital Territory's Independent Competitive and Regulatory Commission and are subject to five yearly reviews. The most recent price determinations were set in 2004 and 2005 and expire in June 2009 and 2010 for electricity and gas, respectively. The combined regulated asset base for the two networks at 31 December 2006 was $798 million (in nominal terms).

  High penetration rates for both networks results in overall growth broadly consistent with population growth. Limited opportunities exist to expand the network beyond the existing population areas.

- **United Energy Distribution (34%)**

  United Energy Distribution owns the electricity distribution network servicing the south-eastern suburbs of Melbourne and the Mornington Peninsula. Its licence area is largely urban in nature.

  The network had 612,350 customer connections at 31 December 2006 and carried a load of 7,915 GWh[38] in 2006. Although the large majority of connections are residential, network load is spread roughly equally between industrial, commercial and residential customers.

  United Energy Distribution's network is currently regulated by the Victorian Essential Services Commission but will be transferred to AER during 2007. United Energy Distribution's last regulatory reset occurred in 2005, with revenues set for the period 1 January 2006 to 31 December 2010.

  United Energy Distribution reported revenue of $405 million, EBITDA of $243 million[39] and EBIT of $173 million in the twelve months to 31 December 2006[40]. Its regulated asset base

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38 GWh = gigawatt hours

39 Including a $24 million carry-over of efficiency bonuses from previous periods. Efficiency bonuses are earned if the business performs its operations and maintenance for a lower cost than allowed by the regulator.

40 As reported by DUET.

at 31 December 2006 (in December 2004 dollars) was $1.228 billion based on its most recent determination.

Alinta Asset Management is the prime contractor for the United Energy Distribution network. Alinta's interest in United Energy Distribution is governed by a shareholders agreement with co-owner DUET.

- **Multinet Gas (20.1%)**

  Multinet Gas owns the natural gas distribution network servicing Melbourne's eastern and south-eastern suburbs. Its licence area is predominantly urban in nature. The network had 646,597 customer connections at 31 December 2006 and carried a load of 61.6 PJ in 2006.

  Multinet Gas's network is one of three gas distribution networks servicing Victoria. Its revenue and access regime is regulated by the Victorian Essential Services Commission but will be transferred to AER during 2007. Multinet Gas' last regulatory reset occurred in 2002, with revenues set until 31 December 2007. Multinet Gas reported revenue of $176 million, EBITDA of $134 million and EBIT of $85 million in the twelve months to 31 December 2006[40]. The regulated asset base at 31 December 2006 (in July 2001 dollars) was $806 million based on the most recent determination.

  Multinet Gas submitted its proposal to the Victorian Essential Services Commission for the 2008-2012 regulatory reset in March 2007. The proposal specifies revenue of $166.6 million in 2008, increasing to $190.9 million in 2012 and EBITDA growing from $116.3 million in 2008 to $131.6 million in 2012. Multinet Gas' proposed calculation of the regulated asset base at 1 January 2008 is $930.7 million.

  Multinet Gas derives its revenue from retailers who supply gas to customers over its network. Victoria's retail gas market is fully contestable, with a large number of retailers competing for customers. Most of these retailers are active in Multinet Gas' licence area.

  The gas market in Victoria is mature, with penetration rates exceeding 90% in Multinet Gas's licence area. However, opportunities do exist to expand network coverage. In 2005, Multinet won a government tender to provide a gas distribution network passing approximately 10,000 properties in the South Gippsland region. The network is currently under construction. Multinet Gas is also constructing a network extension to the Yarra Ranges, an area covering approximately 6,000 properties. Despite generally warmer weather, demand for gas on Multinet Gas's network grew by 9.1% in 2006.

  Alinta Asset Management is the prime contractor for the Multinet Gas network. Alinta's interest in Multinet Gas is governed by a shareholders agreement with co-owner DUET.

Transmission Assets

Alinta's energy transmission assets comprise both regulated and unregulated transmission pipelines:

- **Queensland Gas Pipeline**

  The Queensland Gas Pipeline is a natural gas and coal seam gas transmission pipeline which links both the Ballera to Roma pipeline (owned by HDUF) and the Roma to Brisbane pipeline (owned by APA Group) (both of which source natural gas from the Surat and Cooper basins) at Wallumbilla to large industrial users in Gladstone and Rockhampton, in central Queensland. Coal seam gas enters the pipeline from gas fields along its route.

  The main pipeline was constructed in 1989 by the Queensland Government and commissioned in 1990. The 627 kilometre pipeline is a free flow high pressure pipeline with a current capacity of approximately 27 PJ per annum. The pipeline may be expanded via compression and looping up to its current licence limit of 52 PJ per annum (at which time a higher licence limit will need to be requested). It has a design life of 50 years and a remaining life of 34 years.

The pipeline provides both forward haul and back haul services. The primary demand for gas transportation comes from large industrial customers (particularly alumina production, aluminium and magnesium smelting and chemical manufacturing) in and around Gladstone and Rockhampton.

Foundation customer Queensland Alumina Limited is expected to account for approximately 57% of 2007 revenue under a take-or-pay contract which was renewed to 31 December 2016 in 2006. Other major end users include Queensland Magnesia, Origin Energy Limited ("Origin Energy"), Orica Limited, AGL Energy, Boyne Smelters Limited and Comalco Limited ("Comalco") (for which a number of long term contracts have been renewed during 2006 and 2007). Over 88% of the pipeline's current forward capacity is subject to long term contracts with terms out to 2014-2017.

The Queensland Gas Pipeline is "covered" for the purposes of the Gas Code with terms of access by third parties regulated under access arrangements approved by the ACCC. Under the terms of the access arrangement, the tariff cap applicable to firm forward haulage agreements steps down if firm forward gas throughput moves above 25 PJ on an annualised basis. The existing access arrangement applies until 31 August 2016 or until such time that the capacity of the pipeline exceeds 52 PJ per annum. The regulated asset base at 31 December 2006 of the Queensland Gas Pipeline (in nominal terms) was $459 million.

Significant potential for growth in demand has been identified as a consequence of continued industrial development in the Gladstone and Rockhampton regions. As the current sole means of transporting gas to the Gladstone region, the Queensland Gas Pipeline is well placed to capture these growth opportunities. Although there is some bypass risk these projects involve lead times which, based on current indications, are unlikely to meet customer requirements.

The Queensland Gas Pipeline is currently operating at near to capacity. To accommodate the expected growth in demand, significant investment will be required. Alinta is currently proposing to undertake a compression and looping program which would increase pipeline capacity by approximately 22 PJ per annum, expected to be completed by late 2009.

- **Eastern Gas Pipeline**

The Eastern Gas Pipeline transports natural gas from the Gippsland Basin in Victoria to markets in Sydney and regional centres (including Wollongong and Canberra) along the route. Gas enters the pipeline at the Longford Compressor Station (which primarily sources gas from the Esso/BHP Billiton gas processing plant at Longford), the Patricia Baleen site at Orbost and through the VicHub Interconnect Facility. The pipeline (which includes the Longford Compressor Station) was commissioned in 2000, is 795 kilometres long and incorporates a number of lateral pipelines connecting to major industrial users.

The Eastern Gas Pipeline has a current capacity of 73 PJ of gas per annum. It is estimated that capacity could be increased to 125 PJ per annum by the addition of compressor stations along the pipeline, the sites for which were identified during design and construction. The pipeline has a design life of 40 years and a remaining life of 34 years.

The Gippsland area has substantial reserves and any dependency risk is considered low for the short to medium term. Should additional gas be supplied to Victoria from the Otway and Bass Basins, more Gippsland production may be available to the Eastern Gas Pipeline for the Sydney market. The Otway Basin could also serve as additional source of gas for the pipeline.

The Eastern Gas Pipeline provides forward haul, back haul and park services to customers. The primary demand for gas transportation services on the pipeline comes from industrial customers, power generation and retailers supplying smaller industrial, commercial and residential consumers in New South Wales and the Australian Capital Territory. As the Eastern Gas Pipeline passes through regions not serviced by reticulated gas, it is expected that over time further local markets will develop along the route.

The Eastern Gas Pipeline competes with APA Group's Moomba to Sydney Pipeline (which sources gas from the Cooper-Eromanga Basin in South Australia/Queensland) to supply gas into the Sydney market.

The major end users of gas transported by the pipeline are the BlueScope Steel facilities at Port Kembla, Marubeni's Smithfield Power Station and the Bairnsdale Power Station (owned by Alinta) in addition to retailers supplying smaller industrial, commercial and domestic end users in Sydney. The Eastern Gas Pipeline is operating at capacity over winter 2007 and over 87% of full year forecast revenue is subject to existing firm contracts. From the end of 2008 100% of the Eastern Gas Pipeline's current capacity will be subject to long term contracts with terms out to 2016-2018. The major customer of the Eastern Gas Pipeline is Esso/BHP Billiton which is expected to account for over approximately 58% of 2007 full year revenue under a take-or-pay contract with a term until 31 December 2016. The other major customer is Alinta Wholesale which is expected to account for 22% of 2007 forecast revenue.

The Eastern Gas Pipeline is currently "uncovered" and not regulated by the Gas Code. Tariffs on the pipelines are negotiated on a commercial basis on the basis of a non-discriminatory access policy.

Growth in the pipeline's traditional industrial and domestic markets has been relatively slow, however, growth in demand over the medium term is expected to derive primarily from gas-fired generation projects to support growing demand for electricity in New South Wales.

In May 2006, Alinta (then AIH) signed a binding memorandum of understanding to provide gas transportation services for TRUenergy Pty Limited's ("TRUenergy") proposed Tallawarra gas-fired power station. This power station will secure minimum firm forward revenue of $97 million (in nominal terms) in the period 2008-2017. TRUenergy also entered into an option to receive gas transportation services for its New South Wales retail gas business which could secure up to $140 million (in nominal terms) in revenue over the same period. In addition, further development of gas fields in the northern Gippsland Basin may enable the Eastern Gas Pipeline to increase backhaul activity for customers in Southern Victoria and Tasmania. Bypass risk for the Eastern Gas Pipeline is relatively low.

Additional compression will be required to expand the capacity of the Eastern Gas Pipeline from 2009 to meet the expected demand (with associated capital expenditure planned in 2008). Alinta currently owns the land along the pipeline route upon which additional compression plants will be constructed.

- **Tasmanian Gas Pipeline**

The Tasmanian Gas Pipeline transports natural gas from Victoria across Bass Strait to Tasmania. Gas enters the pipeline at the Longford Compressor Station. The pipeline is a 734 kilometre subsea and onshore gas pipeline system and was commissioned in 2002. The Longford to Bell Bay mainline has a current capacity of 47 PJ per annum (with a maximum compressed capacity of 57 PJ per annum). There are smaller capacity extensions from the pipeline to Port Latta in north west Tasmania and to the outskirts of Hobart in the south east. The Tasmanian Gas Pipeline has a design life of 40 years and a remaining life of 36 years.

The Tasmanian Gas Pipeline is the only supplier of natural gas to Tasmania and sources its gas from the Gippsland Basin in Victoria. The construction of the pipeline was underpinned by long term take or pay contracts (out to 2016-2018) to major users in Tasmania. As a consequence, approximately 100% of 2007 forecast revenue is expected to come from existing contracts. Major end users of the pipeline include the Bell Bay Power Station (conditionally acquired by Alinta in April 2007), mining and minerals processing operators (including Comalco and Australia Bulk Minerals) as well as small to medium residential and industrial customers supplied by the gas reticulation network being developed by Powerco Limited (a subsidiary of BBI).

The Tasmanian Gas Pipeline is currently "uncovered" and not regulated by the Gas Code. Tariffs on the pipeline are negotiated on a commercial basis on the basis of a non-discriminatory access policy.

Currently, less than 30% of the Tasmanian Gas Pipeline's capacity is utilised so there is significant ability to increase throughput without major capital expenditure. The drivers of growth are expected to be the requirements for gas-fired electricity generation, in particular the proposed 200 MW Tamar Valley Power Station to be developed by Alinta[41], as well as the continued roll-out of the gas reticulation system. The ability to grow throughput is limited by the ability of Tasmania to attract new industrial development, the immaturity of the Tasmanian gas market and competition from other more traditional sources of power in Tasmania (including hydroelectricity, coal, LPG and wood).

- **VicHub Interconnect Facility**

VicHub Interconnect Facility ("VicHub") is a pipeline interconnect facility located in Longford, Victoria. The facility was commissioned in January 2003 and enables gas to flow between the Eastern Gas Pipeline, Tasmanian Gas Pipeline and APA Group's Victorian gas transmission system (without passing through the Longford Compressor Station). VicHub has a design life of 40 years and a remaining life of 38 years.

VicHub is currently "uncovered" and not regulated by the Gas Code. Tariffs are negotiated on a commercial basis. VicHub has a nominal daily capacity of 150 TJ[42] per day for injections into the Victorian market and 135 TJ per day for withdrawals from Victoria. Of this capacity, 135 TJ per day is contracted to Alinta Wholesale until 31 December 2018. The remaining injection capacity of 15 TJ per day has to date been successfully tendered to the market on an annual basis.

- **Dampier to Bunbury Natural Gas Pipeline (17.4%)**

A consortium comprising Alinta, Alcoa and DUET owns and operates the Dampier to Bunbury Natural Gas Pipeline. The 1,596 kilometre natural gas transmission pipeline runs from the Burrup Peninsula, near Dampier, to Bunbury in Western Australia and is the sole means of natural gas transmission from the North West Shelf gas fields to residential, industrial and commercial users in Western Australia's south west.

The main pipeline was built by the State Energy Commission of Western Australia (with the support of Alcoa) and commissioned in 1984, with the extension to Bunbury commissioned in 1985. Approximately 80% of the pipeline's capacity is subject to long term agreements with key customers including Alcoa, Verve Energy and AlintaAGL. The pipeline is managed by Alinta Asset Management under a long term agreement.

Following completion of the $430 million Stage 4 expansion in December 2006, total pipeline capacity is approximately 735 TJ per day. Continued demand primarily from existing customers resulted in announcement of a three part Stage 5 expansion in September 2006 which could increase total capacity, principally via looping, by approximately 375 TJ per day. The first part of the expansion (Stage 5A) will increase total capacity by approximately 100 TJ per day and is expected to be completed in early 2008 with 100% of the increased capacity already contracted. A potential extension of Stage 5A by a further 40 TJ per day capacity was announced in April 2007 due to firm capacity requests from shippers.

Pipeline tariffs are subject to regulation by the Western Australian Economic Regulatory Authority with the most recent price determination in December 2005, although incremental capacity (through expansions) is subject to higher "transitional" tariffs which extend to January 2016. Based on the most recent determination the pipeline's regulated asset base (in 2004 dollars) at 31 December 2006 was $1.62 billion, however this has no allowance for expenditure on the Stage 4 expansion and excludes the forecast expenditure on the Stage 5 expansion project.

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[41] This development will result in only a small increase in gas transmission revenue above Alinta's existing take or pay contract

[42] TJ = terajoules

Alinta held a 17.4% economic interest at 31 March 2007. This interest is expected to increase to 20% once capital contributions for the Stage 5 expansion are completed while DUET's economic interest will decrease from 65.2% to 60% and Alcoa's economic interest will increase from 17.4% to 20%. Alinta's interest in the pipeline is governed by a unitholders agreement with co-owners DUET and Alcoa.

- **Goldfields Gas Transmission Pipeline (11.843%)**

The Goldfields Gas Transmission Pipeline transports gas from the Carnarvon Basin producers in north west Western Australia to Kalgoorlie in the south east. Gas enters the pipeline from the Barrow Island gas processing facility. Gas from the North West Shelf gas fields also enters the pipeline via an interconnection with the Dampier to Bunbury Natural Gas Pipeline at Yarraloola (south west of Dampier) which was constructed in 2006. The pipeline passes through the major iron ore, gold and nickel regions of Western Australia. The pipeline is also connected to the Newman Power Station by a 47 kilometre lateral pipeline.

The Goldfields Gas Transmission Pipeline (including the Newman lateral) was commissioned in 1996 and is 1,427 kilometres long. It has a current capacity of 38 PJ of gas per annum (compressed capacity of 60 PJ per annum), a design life of 42 years and a remaining life of 32 years.

The Goldfields Gas Transmission Pipeline has long term transportation contracts in place with major mining companies including BHP Billiton, Newmont and Rio Tinto and also supplies Alinta's retail gas business in Kalgoorlie. The majority of gas transported by the pipeline is used for power generation at the mining operations.

The Goldfields Gas Transmission Pipeline is "covered" and therefore regulated under the Gas Code. It is also covered by a State Agreement with the State of Western Australia but the Gas Code prevails where there are inconsistencies relating to the issues of third party access and pricing.

Future growth for the Goldfields Gas Transmission Pipeline will be driven by demand for global resources (particularly iron ore) and through expansion of the existing mining operations and the development of new projects along its route. Bypass risk for the pipeline is limited.

APA Group owns the balance of the pipeline. Under arrangements with APA Group, Alinta's ownership of 11.843% gives it the right to transport 23.3 TJ per day to the Newman Power Station (owned by Alinta) through the pipeline at no transportation cost, although Alinta is obligated to contribute 11.843% of the pipeline's operating and ongoing capital costs. To that extent, Alinta's interest in the Goldfields Gas Transmission Pipeline is, in reality, an integrated part of its Newman power generation activities. Alinta is also entitled to 11.843% of third party revenue from the pipeline.

- **APA Group (35%)**

Overview

APA Group was formed in June 2000 through the spin-off and ASX listing (as Australian Pipeline Trust) of AGL's gas transmission pipeline assets. AGL retained a 30% unitholding and was contracted to provide technical and marketing services in respect of the pipeline assets. In addition, under a Pipeline Development Agreement, APA Group gained a first right of refusal to purchase gas transmission pipelines identified and developed by AGL[43]. In particular, APA Group was given a first right to purchase 10-20% of the PNG Australian Gas

[43] The Pipeline Development Agreement is for an initial term of 20 years and then rolling five year terms and can be terminated at any time if AGL holds less than 20% of APA Group for a continuous period of 90 days. The structure of the Alinta/AGL Transaction was such that the agreement remains on foot and APA Group retains the first right to purchase an interest in any other new gas transmission pipeline projects of AGL (now a wholly owned subsidiary of Alinta). In addition, as AGL Energy retained the interests in the PNG Australian Gas Pipeline Project, APA Group's first right to purchase in relation to that project was also transferred and remains on foot.

Pipeline Project. Furthermore, at listing Petroliam Nasional Berhad ("Petronas") the national petroleum corporation of Malaysia, had a 10% interest in APA Group.

Since listing, APA Group has achieved significant asset growth through the development and expansion of, and the buyout of minority stakes in, its pipeline assets and the acquisition and development of new assets. APA Group has also invested significantly in developments and acquisitions since 2003, particularly during 2006 and 2007 when it has acquired AllGas Energy Limited ("AllGas") (a gas distribution business), electricity transmission interconnectors Murraylink and DirectLink, GasNet Australia Group ("GasNet") and Origin Energy Networks (comprising an infrastructure asset management business, a 17% interest in Envestra and a 33% interest in SEA Gas Pipeline).

APA Group was originally established as a listed trust subject to corporate tax. As a result, unitholders received after-tax, franked distributions. In December 2006, the entity was restructured into a stapled entity with the aim of making returns to unitholders more tax effective. The restructure involved the establishment of a second trust, APT Infrastructure Trust ("APTIT") and stapling its units to units in the original trust (known as APT). APTIT is to operate as an "eligible investment business" and will pay pre-tax distributions and surplus cash flow as tax deferred distributions.

Today, APA Group is the largest owner of gas transmission pipelines in Australia. It owns or has interests in over 10,000 kilometres of gas transmission pipelines across Australia and transports approximately 40% of Australia's natural gas consumption. APA Group has a market capitalisation of approximately $1.9 billion.

A detailed description of APA Group is set out in Section 10 of the Scheme Booklet.

Alinta's Securityholding

Alinta holds 150,727,089 stapled securities in APA Group (35%). This securityholding was acquired as a consequence of the Alinta/AGL Transaction (i.e. Alinta acquired AGL's 25.4%[41] interest in APA Group), Alinta's on market acquisition of a 10.25% interest at prices up to $5.00 per security in August 2006 and Alinta's participation in the renounceable rights issue announced by APA Group in November 2006. Although the number of shares held has not changed, Alinta's interest has subsequently been diluted to approximately 35% by the distribution reinvestment plan in which Alinta has not participated.

Alinta's interests in APA Group are subject to court proceedings and court enforceable undertakings given by Alinta to the ACCC. The current status of these matters is as follows:

- on 20 April 2007, the full Federal Court of Australia ruled that Alinta had acted illegally in acquiring the 10.25% stake in August 2006 and in entering into certain arrangements with AGL but that the Takeovers Panel did not have the authority to make the divestment orders that it had made. The Federal Court is yet to decide what orders it will make, however, APA Group has applied for the court to order the disposal of approximately 18.3% of Alinta's interest. Alinta is currently considering its legal options in relation to this matter; and
- on 27 November 2006, the ACCC accepted revised court enforceable undertakings in relation to Alinta's retention of an interest in APA Group. In summary these undertakings are:
  - if APA Group retains an interest in certain assets (including the Moomba to Sydney Pipeline and the Parmelia Gas Pipeline) then Alinta must divest all of its APA Group securities by a non-disclosed specified date. The purchaser of the securities must be approved by the ACCC;
  - Alinta must divest the management contracts for Moomba to Sydney Pipeline and Parmelia Gas Pipeline by a non-disclosed specified date. The purchaser of the

41 AGL originally held a 30% interest but did not participate in an APA Group equity raising announced in August 2006

contracts must be approved by the ACCC;

- Alinta will not hold or acquire a material interest in any specified APA Group assets (including Moomba to Sydney Pipeline and Parmelia Gas Pipeline) for a period of 6 years;
- while it owns an interest in APA Group, Alinta is required to ring fence and hold separate the business of APA Group and the assets and personnel required to service the Moomba to Sydney Pipeline and Parmelia Gas Pipeline contracts, as well as not participate in the appointment of APA Group board members or exert any management influence over the operations of APA Group; and
- after the divestment requirements are met or APA Group no longer holds a material interest in certain assets (including the Moomba to Sydney Pipeline and Parmelia Gas Pipeline), Alinta will not:
  - for a period of three years, appoint as a director of Alinta any director, officer or other employee of APA Group;
  - for a period of three years, employ former senior executives of APA Group who in the previous three years had any involvement in the marketing or commercial operations of Moomba to Sydney Pipeline and Parmelia Gas Pipeline;
  - for a period of one year, employ former employees of APA Group who in the previous year had any involvement in the marketing or commercial operations of Moomba to Sydney Pipeline and Parmelia Gas Pipeline unless employment by Alinta is required for the provision of services under the asset management contracts;
  - for a period of five years, enter into an arrangement for the provision of services from any person who was within the last five years a director of APA Group;
  - for a period of two years, seek or receive any advisory services from a person who was a director of APA Group during the period the ACCC undertakings commenced to the divestment date;
  - for a period of five years, supply pipeline management or maintenance services to Moomba to Sydney Pipeline or GasNet assets or operations inside Victoria and New South Wales (now part of APA Group) while it supplies such services or has a material interest in the Eastern Gas Pipeline or to Parmelia Gas Pipeline while Alinta supplies management or maintenance services to or has a material interest in the Dampier to Bunbury Natural Gas Pipeline; and
  - for a period of six years if the ACCC makes a decision that a breach of the undertaking by Alinta which caused loss to a shipper on the Moomba to Sydney Pipeline, Parmelia Gas Pipeline, Eastern Gas Pipeline, Dampier to Bunbury Natural Gas Pipeline or the Victorian transmission pipelines held by GasNet (now part of APA Group), challenge the decision and will indemnify and compensate each shipper for any loss or damage in the sum as agreed between Alinta and the shipper or as determined by an independent arbitrator.

5.2 Power Generation Assets

Alinta's power generation assets are summarised below:

- **Port Hedland Power Station**

  Port Hedland Power Station is a 175 MW gas-fired power station located in the Pilbara region of north west Western Australia. The power station comprises five 35 MW gas-fired turbine units that are located in two separate locations but are managed from a central control point, allowing them to operate as an integrated plant. Two of the turbine units are located inside BHP Billiton's Hot Briquetted Iron ("HBI") Plant at Boodarie and the other three

turbine units are in a standalone facility near Port Hedland. Natural gas is supplied to Port Hedland Power Station by Pilbara Gas, a BHP Billiton subsidiary.

The operation of Port Hedland Power Station is underpinned by three take-or-pay contracts running through to January 2014. One contract is with BHP Billiton's HBI Plant which has been closed permanently and is to be demolished except for the turbines which will remain in place and operational. Notwithstanding this, BHP Billiton is obligated to pay capital costs and certain fixed operational and maintenance costs for the contract term. The other contracts are with the Mt Newman Joint Venture and the Mt Goldsworthy Joint Venture to supply electricity to their respective iron ore mining and port operations.

Port Hedland Power Station is connected to the NWIS operated by Horizon Power and Alinta has an agreement to supply 'as available' energy to Horizon. Future growth for Port Hedland Power Station is expected to be mainly driven by expansion of existing iron ore and mining operations and the development of new projects (e.g. Fortescue Metals Group).

- **Newman Power Station**

  Newman Power Station is a 105 MW rated gas-fired power station that was commissioned in 1996. It is located within the Mt Newman Joint Venture mining lease and provides electricity to the Newman grid. The power station consists of three 35 MW turbines which can be fired by either natural gas or distillate fuel. Site output under hot summer conditions is 90 MW. Natural gas is supplied by Pilbara Gas via the Goldfields Gas Transmission Pipeline.

  The Mt Newman Joint Venture is the sole customer of Newman Power Station with take-or-pay contracts that run to January 2014. The Mt Newman Joint Venture is estimated to have sufficient mining reserves to maintain operations for in excess of 20 years. Future growth for Newman Power Station is expected to be derived from sustained demand for iron ore and project expansions or new developments. In March 2007, BHP Billiton announced approval for a US$1.85 billion expansion program for its Pilbara iron ore operations, with production due to commence in the first half of 2010. Plans for a proposed expansion of generation capacity through an additional turbine are at an advanced stage. Furthermore, the Newman Power Station has the potential to be connected to the NWIS.

- **Bairnsdale Power Station**

  Bairnsdale Power Station is a 94 MW open cycle gas-fired power station located in Victoria's East Gippsland region which was commissioned in June 2001. The power station comprises two 47 MW simple cycle gas turbines with gas supplied from a lateral pipeline connected to the Eastern Gas Pipeline.

  Bairnsdale Power Station operates in the Victorian region of the NEM and is connected to the network grid. However, all of its capacity is currently contracted under long term agreements.

  The power station supplies network support services to the SP AusNet network in the region by providing power to meet the requirements of voltage control within the network (under an agreement expiring in 2020). It has a Tolling Agreement with Alinta Wholesale which extends out to 2024 under which Alinta Wholesale pays for the right to dispatch plant output into the NEM.

- **Glenbrook Power Station**

  Glenbrook Power Station is a 112 MW cogeneration plant located within the NZ Steel (a subsidiary of BlueScope Steel Limited) steelworks in Glenbrook near Auckland in New Zealand. The power station comprises two plants: the Kilns Cogeneration Plant (commissioned in 1997) and the Multi-Hearth Furnace Cogeneration Plant (commissioned in 1987), which are fully integrated with the steelworks. The power station converts waste heat and by-product gases from the steelmaking process into steam and electricity.

  Glenbrook Power Station's sole customer is NZ Steel and it supplies approximately 60% of the steelwork's electricity requirements and 100% of its steam requirements. Output of the

power station is dependent on production at the steelworks for the various gases that are used to fuel the generation units.

Some growth potential exists from increasing Glenbrook Power Station's share of NZ Steel's electricity requirements. In addition, one of the generation units is connected to the New Zealand national electricity grid allowing for the possibility of the sale of electricity into the electricity market. However, all output is currently committed to the steelworks and natural gas is unavailable at commercially viable prices to enable expansion of the power station's output.

- **Cawse Cogeneration Facility**

  Cawse Cogeneration Facility is a 16 MW gas-fired facility located at the Cawse nickel and cobalt mine and processing facility, 55 kilometres from Kalgoorlie (Western Australia). The facility is operated by Alinta and provides electricity, steam and desalinated water to the project under a long term contract.

- **Tamar Valley Power Station Project**

  This project involves the proposed development of a 200 MW combined cycle gas fired power station in the Tamar Valley in Tasmania's north. The proposed power station will utilise modern gas fired technology and will be the first private sector owned power station in Tasmania. Alinta had entered into a conditional long term gas supply agreement for the power station with producers Anzon Australia Limited and Beach Petroleum Limited and conditional electricity derivatives agreements with the Tasmanian Government owned energy retailer Aurora Energy. Gas transportation is proposed to be via the Tasmanian Gas Pipeline.

  As part of the development, Alinta would also provide 180 MW of back up capacity and peaking power generation for sale to Aurora Energy via the NEM. This capacity is expected to be located at the Bell Bay Power Station site utilising existing and new turbines. Alinta entered into a conditional agreement to acquire the Bell Bay site and assets (formerly managed by Alinta Energy) in March 2007.

  On 26 June 2007, Alinta was advised that the upstream gas producers had deferred the development of the new gas fields and therefore the gas supply agreement had lapsed. As a consequence, Alinta is reviewing options for the Tamar Valley Power Station Project including using alternative sources of gas and restructuring the project. Notwithstanding this situation, a decision has been made for Alinta to proceed with the acquisition of the Bell Bay Power Station site and assets.

5.3 Energy Markets

Alinta's energy markets operations are predominantly located in Western Australia with some energy wholesaling activities on Australia's east coast:

- **Alinta Wholesale**

  Alinta's wholesale energy operations comprise:

  - **Wholesale Gas**: which sells gas from the Gippsland Basin in Victoria to wholesale customers in New South Wales, Tasmania and Victoria. This business is underpinned by wholesale gas transportation agreements on the Tasmanian Gas Pipeline and Eastern Gas Pipeline.
  - **Wholesale Electricity**: which controls the generation of peaking electricity from the Bairnsdale Power Station. Alinta sells this electricity into the NEM.

  In the year ended 31 December 2006 Alinta Wholesale derived revenue of $128.5 million and an EBITDA loss of $4.0 million.

- **Wesfarmers LPG**

  In 1987, Alinta and Wesfarmers LPG Pty Limited ("Wesfarmers LPG") entered into a gas sales agreement for the Wesfarmers LPG owned LPG extraction plant in Perth's industrial

centre of Kwinana. This plant extracts LPG from gas that flows through the Dampier to Bunbury Natural Gas Pipeline for both domestic consumption and for export. A portion of the income Alinta receives through the agreement depends upon the economic performance of the plant.

From 1 July 2005, the minimum LPG content requirement for gas delivered into the pipeline was removed. However, the LPG content is expected to remain high enough to underpin the plant's operations for some years. The gas sales agreement was amended in 2005 to address issues arising from the reduction in the LPG content of gas in the pipeline. The amended agreement has no end date but allows either party to terminate on 12 months notice after 30 June 2010 or in the event that the plant ever ceases to be economically viable.

As expected, due to reduced levels of LPG, production was 29% lower in 2006 than the prior year (although this was partially offset by increased prices for LPG in line with international oil prices). In the year ended 31 December 2006, Alinta derived revenue of $60.4 million and generated EBITDA of $21.6 million from Wesfarmers LPG.

- **AlintaAGL (67%)**

AlintaAGL is a joint venture company between AGL Energy and Alinta. It comprises Alinta's Western Australian retail energy businesses (known in this report as "WA Retail") and Cogeneration interests as described below:

WA Retail

WA Retail is a retailer of gas and electricity in Western Australia under the "Alinta" brand. Alinta is the incumbent retailer of gas in the state but only commenced electricity sales in July 2005. In the year ended 31 December 2006, WA Retail derived revenue of $542.2 million and generated EBITDA of $61.6 million.

- **Retail Gas**

  WA Retail sources natural gas from the North West Shelf gas fields, offshore of Dampier in Western Australia. The gas is delivered to the populated areas of Western Australia through the Dampier to Bunbury Natural Gas Pipeline and the Goldfields Gas Transmission Pipeline and reticulated to customers through AlintaGas Networks.

  The residential gas market in Western Australia is relatively mature with penetration rates of approximately 80%. WA Retail has approximately 570,000 customers (at 31 March 2007) and its customer base has grown by approximately 20,000 per annum in recent years reflecting the strong population growth in Perth and surrounding areas. However, approximately 80% of gas sold by WA Retail is supplied to commercial and industrial customers.

  WA Retail sold 52.3 PJ of gas in the year ended 31 December 2006, a 3% increase over the prior year primarily due to demand from industrial customers. WA Retail's gas sales volumes have grown steadily in recent years with further growth expected from increasing demand from industrial users, particularly mineral processors and new residential connections driven by population growth in Western Australia. Although accounting for a minority of gas volume, residential customers are an important contributor to WA Retail's business.

  The market for large gas customers (i.e. usage greater than 1 TJ per annum) has been fully contestable in Western Australia since 1 January 2002. WA Retail's competitor in the commercial and industrial segments is Synergy (owned by the West Australian Government). Retail contestability for residential customers was introduced in 2004. Synergy is currently excluded from selling to residential and small commercial customers (defined as using less than 1 TJ per annum). However, this moratorium has been amended by the State Government such that Synergy can supply customers using more than 180 GJ per annum from 1 July 2007.

The maximum tariffs at which WA Retail may sell gas to residential customers are regulated and rise according to the national consumer price index ("CPI"). WA Retail's current residential tariffs are at the regulated maximum level. Tariffs for industrial users are negotiated and typically contracted for periods of 2-5 years.

- **Retail Electricity**

  WA Retail commenced electricity sales in July 2005 to customers in the SWIS. WA Retail sources electricity primarily from AlintaAGL's cogeneration plants at Pinjarra and under a power purchase agreement from the Alinta Wind Farm at Geraldton. Electricity may also be sourced from Verve Energy[45] and other Western Australian generators when required. Electricity is delivered to customers over the transmission and distribution network owned by Western Power.

  The electricity market in Western Australia is partially deregulated, with full retail contestability for customers with usage exceeding 50 MWh per annum. Tariffs for customers with usage less than 50 MWh per annum (generally residential) are regulated to not increase until at least 2009. The market below 50 MWh per annum is served exclusively by Synergy and contestability in this segment is not expected to be introduced prior to 2010. For "small-use" customers with usage between 50 and 160 MWh per annum (i.e. the segment of small-use customers in which WA Retail operates) the regulated tariff can apply but tariffs in this segment are usually negotiated below the regulated level and typically contracted for 2-5 years.

  WA Retail competes with a number of other retailers including Synergy, Perth Energy and Griffin Coal. Competition for very large customer accounts (exceeding 8,000 MWh per annum) is particularly intense. WA Retail has approximately 1,600 electricity customers and is seeking to grow its electricity market share (but will generally do so only in conjunction with the contracting of further generation capacity). Owning cogeneration assets substantially reduces WA Retail's price risk in sourcing electricity. However, some financial risk remains for occasional periods of very high demand (e.g. hot summer days). This issue is being addressed by the development of Wagerup Units 1 and 2 which will initially serve as peaking plants (see below).

  WA Retail's position as the incumbent gas retailer is an important advantage for the electricity business. Existing relationships with gas customers and the use of the "Alinta" brand (assuming that WA Retail is permitted to continue to use the "Alinta" brand – see below) enable WA Retail to market more effectively to new customers and will be of significant value when the residential electricity market becomes contestable. Customer service costs are also reduced to the extent that WA Retail can bundle electricity and gas sales together for its customers.

Cogeneration

Alinta's cogeneration interests comprise both operational plant and plants under construction.

Alinta has entered into arrangements with Alcoa to develop cogeneration facilities at Alcoa's alumina refineries at Pinjarra and Wagerup in south-west Western Australia. The cogeneration facilities use natural gas to generate both electricity and steam. Under the arrangements Alinta builds and owns the facilities (on land purchased from Alcoa) while Alcoa sources gas requirements (in respect of steam off-take) and operates and maintains the cogeneration plants. All electricity produced is marketed by Alinta while the steam is used by Alcoa in the refineries.

The commercial arrangements between Alinta and Alcoa provide Alinta with competitively priced electricity and Alcoa with both environmental and economic benefits in relation to steam production. The following facilities fall under the arrangements:

45 Verve Energy is the primary electricity generator in Western Australia and was also formed on the disaggregation of Western Power in April 2006. It is owned by the West Australian Government.

- Pinjarra Units 1 and 2, each 140 MW. Both units are currently operating; and
- Wagerup Units 1 and 2. These units are to provide a total of 351 MW of peak capacity and will initially serve as open cycle peaking plants, although they will be able to be converted to cogeneration at a later date. They are expected to be operational in open cycle mode by the last quarter of 2007.

Under the terms of operation for the Western Australian electricity market, the Wagerup cogeneration plants will receive capacity credits during each year of operation, effectively providing income to cover the capital cost of the open cycle gas turbines. Beyond that the business will receive revenue from a mix of capacity credits and electricity sales.

Joint Venture Structure

AGL Energy and Alinta hold interests of 33% and 67% respectively in AlintaAGL. Changes in these shareholdings are governed by a Subscription and Call Option Deed and Shareholders' Agreement. The management and operation of AlintaAGL is governed by the operation of the Shareholders' Agreement and the AlintaAGL Business Services Agreement.

The principal terms of the Shareholders' Agreement are relatively standard to joint ventures of this sort. Alinta provides certain services to AlintaAGL under a separate services agreement. Services are provided on a full cost reimbursement basis in relation to cogeneration services and all other services for a fixed annual fee (escalated annually based on the CPI).

Under the Subscription and Call Option Deed, AGL Energy was granted two call options to acquire Alinta's interest in AlintaAGL over a five year period:

- a call option for 17% of AlintaAGL (the "first call option") exercisable three years after implementation. The exercise price will be 17% of the value calculated by aggregating:
  - an 8% sustainable equity yield (based on the actual level of gearing) in relation to all cogeneration assets operating in 2009;
  - the total equity contributed by Alinta in relation to cogeneration assets under construction; and
  - 10 times EBITDA for the year ending 31 December 2009 for WA Retail[46];

  AGL Energy is able to exercise the first call option at any time during the three month period prior to the third anniversary of implementation of the Alinta/AGL Transaction; and
- a second call option for Alinta's remaining interest in AlintaAGL (the "second call option") being:
  - a further 50% interest if AGL Energy exercises the first call option; or
  - a further 67% interest if AGL Energy has not exercised the first call option.

  The second call option is exercisable during the three month period prior to the fifth anniversary of implementation of the Alinta/AGL Transaction. Alinta must provide a price for its remaining interest in AlintaAGL and if AGL Energy does not exercise the option based on that price, then Alinta must buy AGL Energy's interest for the same price per share.

Should either AGL Energy or Alinta acquire 100% of AlintaAGL then there are implications for the use of the "Alinta" and "AGL" brands (depending on the acquirer) and no legal restraints on the exiting shareholder re-entering energy retailing or cogeneration businesses, either in Western Australia or elsewhere.

---

46 An adjustment will be made to the consideration paid if actual earnings differ from projected earnings

The exercise of the second call option is accelerated if beneficial ownership of 50% or more of the voting shares of either AGL Energy or Alinta is acquired by a third party. This will occur if the Proposal is implemented.

Financial Information

Alinta consolidates AlintaAGL for accounting purposes and discloses an outside equity interest relating to AGL Energy's 33% interest in AlintaAGL. Financial information relating to AlintaAGL has not been separately disclosed by Alinta for the purposes of the Proposal but has been made available to Grant Samuel.

5.4 Asset Management Services

Alinta Asset Management is a specialist provider of infrastructure management and services to asset owners across the gas, electricity and water sectors. Its service offering includes design, engineering, construction, operation and maintenance of greenfield, brownfield and mature infrastructure assets. The business employs approximately 2,600 staff in 50 locations across Australia.

Alinta Asset Management holds operating service agreements over all of the infrastructure assets in which Alinta holds an ownership interest, with the exception of the AlintaAGL cogeneration facilities constructed on the Alcoa sites and Alinta's power generation assets (which are operated by Alinta Energy). Under these operating service agreements, it provides a comprehensive suite of services to manage both assets and businesses, including asset management, operations, commercial, management of capital works, corporate support, maintenance and engineering.

Alinta Asset Management also provides services to external clients (i.e. infrastructure owners other than an equity ownership by Alinta). External clients represent approximately 20% of revenue and are principally gas and electricity infrastructure assets of similar nature to Alinta's assets. External clients include Western Power and Hamersley Iron in Western Australia, Energex and Ergon Energy in Queensland, Transgrid, Country Energy, Integral Energy and Sydney Water Corporation in New South Wales, Mainco, Telstra and Australian Pacific Airports Corporation in Victoria and Powerco and Aurora Energy in Tasmania.

The agreements with APA Group for services in relation of the Moomba to Sydney Pipeline and the Parmelia Gas Pipeline are subject to divestment orders by the ACCC (see Section 5.1) and are currently "ring-fenced" from the remaining activities of Alinta and Alinta Asset Management.

External service agreements may be comprehensive or for a specific service or project, and may be limited in time or scope. Alinta Asset Management seeks to expand its portfolio of clients, service agreements and activities in order to:

- diversify its portfolio by asset type, owner and geography;
- smooth the renewal profile of contracts over time; and
- achieve economies of scale.

Operating service agreements held by Alinta Asset Management for assets in which Alinta holds an ownership interest are generally long term (typically five years plus five year renewal periods and subsequent rights to match) and struck at fixed prices for specified services. Therefore, Alinta Asset Management realises the full benefit of any cost savings it is able to achieve (and suffers the full extent of cost over-runs). The portfolio of external agreements is critical to improving profitability as cost savings can be achieved through economies of scale.

Alinta is in the process of integrating AGL's Agility business with Alinta Asset Management. Alinta has increased its original targeted cost savings of $55 million per annum to approximately $70 million per annum by 2009 from the integration and currently expects this amount will be achieved.

Demand for Alinta Asset Management's services is expected to continue to grow in the short to medium term driven by increasing investment in the Australian infrastructure sector and the need to maintain and augment ageing transmission and distribution networks. Many networks are government owned and are seeking third party service providers to undertake large capital works programs. For example, in May 2006, Sydney Water Corporation sought proposals for the construction of a water recycling plant and associated distribution network in the area surrounding Camellia, an industrial district in the western suburbs of Sydney. The tender was for applicants to build, own and operate the system. Alinta submitted a proposal in consortium with Veolia Water Australia Pty Ltd. No preferred tenderer has been selected as yet. Success in this tender is important in Alinta's strategy to expand its infrastructure ownership and asset management capabilities in the water sector. Alinta has also identified further potential recycled water infrastructure projects in the Sydney region which it intends to pursue.

While Alinta Asset Management's growth is expected to be principally organic, it also intends to expand its capabilities through targeted acquisitions. These acquisitions would be relatively small businesses, with skills relating to specific services or asset types.

Alinta Energy (formerly Alinta Power Services) develops, builds, manages and operates power stations. It currently operates the Alinta power generation assets (except for the AlintaAGL cogeneration facilities on the Alcoa sites). It developed the Western Australian cogeneration facilities and is currently developing the Tamar Valley Power Station.

6 Profile of Babcock & Brown Entities

6.1 Background

BBI, BBP and BBW are listed infrastructure investment funds managed by Babcock & Brown. Babcock & Brown is a global investment and advisory firm, specialising in structured finance and the creation, syndication and management of asset and cash flow based investments. It was founded in 1977 and listed on the ASX in 2004. Babcock & Brown has a market capitalisation in excess of $8 billion and is one of the 50 largest listed entities in Australia (based on market capitalisation). It has over 1,000 employees across 19 countries.

Babcock & Brown has five operating divisions, real estate, infrastructure and project finance, operating leasing, structured finance and corporate finance. It has funds management platforms throughout its business and has created a number of focussed investment vehicles. Each of BBI, BBP and BBW is managed by Babcock & Brown's infrastructure and project finance division. The infrastructure division operates across a range of asset classes including renewable fuels, renewable power, conventional power, transportation, Public Private Partnerships and energy distribution and transmission. It is the largest division within Babcock & Brown with $13.6 billion of assets under management as at 31 December 2006 and in excess of 340 staff globally (of which 190 are dedicated to origination and 90 dedicated to asset management).

6.2 Profile of Babcock & Brown Infrastructure

Background

BBI is an investment fund focussed on energy transmission and distribution and transport infrastructure. It was listed on the ASX in June 2002 and is among the largest 100 entities on the ASX with a market capitalisation of approximately $3.3 billion prior to announcement of the Original Proposal on 30 March 2007.

BBI was known as Prime Infrastructure when it listed. While it had an independent board, subsidiaries of Babcock & Brown acted as its responsible entity and exclusive financial adviser and Babcock & Brown held 5% of the securities on issue at listing. It was not until July 2005, that Prime Infrastructure was restructured and rebranded BBI.

BBI's portfolio of infrastructure assets has grown rapidly over the last five years. Starting with one seed asset, Dalrymple Bay Coal Terminal, at the time of listing, BBI's initial growth strategy was to acquire assets across a broad range of infrastructure classes. This saw BBI acquire a range of assets including power generation assets. However, in the last two years BBI has been refocussed on two asset classes, energy transmission and distribution and transport with the power generation assets being divested.

BBI's strategy is to continue to grow its portfolio of assets through acquisitions in its targeted sectors that have stable cash flows, organic growth and the opportunity for step change growth in operations or bolt on acquisitions. To this end:

- in April 2006, BBI announced the acquisition of United States based utilities business, NorthWestern Energy Corporation ("NorthWestern"), subject to regulatory approvals. On 23 May 2007, BBI was advised that the final outstanding regulatory approval was unlikely to be forthcoming. The final decision is expected at the end of June 2007; and
- on 30 May 2007, BBI acquired a 51% interest in Tarragona Port Services, a port facility in Spain, with a call option over the remaining 49%.

BBI's participation in the Proposal is consistent with this strategy.

Operations

BBI owns and operates a diverse portfolio of international energy transmission and distribution assets and transport infrastructure assets:


BBI – Asset Portfolio
Dalrymple Bay Coal Terminal
WestNet Rail (51%)[1]
PD Ports
Water Container Transport (51%)[2]
Tarragona Port Services (51%)[3]
Powerco
IEG
Cross Sound Cable

Notes: (1) BBI intends to exercise the call option over the remaining 49% after June 2007.
(2) BBI holds a call option over the remaining 49% of Water Container Transport
(3) BBI holds a call option over the remaining 49% of Tarragona Port Services.

Each asset is a standalone operating business with its own employees. Senior management of BBI with expertise in the management of infrastructure assets in these two sectors, are active members of the boards of each business. BBI ensures that structured reporting and other processes are established for each business and seeks to leverage the expertise of business managers across the sectors. Each of the businesses benefits from BBI in:

- management of assets (i.e. recognition of organic or acquisition growth opportunities);
- risk management (i.e. BBI participates in the identification and management of material risks and brings asset portfolio diversification);
- capital management is provided centrally (e.g. foreign exchange and interest rate risk management and the optimisation of gearing structures); and
- access to the global resources of Babcock & Brown.

Detailed descriptions of BBI's assets and operations (including growth opportunities) are set out in Section 5 of the Scheme Booklet.

Structure and Management Fees

BBI is a stapled security comprised of a share in an Australian public company, Babcock & Brown Infrastructure Limited, and a unit in an Australian trust, Babcock & Brown Infrastructure Trust. The assets of BBI are held by the company, while the trust acts as a financing vehicle. This structure allows cash flow generated by the trust from its financing activities and cash flow in excess of accounting earnings to be distributed to securityholders on a tax deferred basis until the distributions received by a securityholder exceed the tax cost base of its unit in the trust.

Babcock & Brown Infrastructure Services Pty Limited ("BBIS") is the responsible entity for the trust. Babcock & Brown Infrastructure Management Pty Limited ("BBIM") is the manager of BBI. Both BBIS and BBIM are wholly owned subsidiaries of Babcock & Brown.

The management agreements are for 25 years unless terminated by either BBI (i.e. either of the entities comprising BBI) or BBIM. In general, BBI only has limited rights to terminate either of the agreements including a material breach of the respective agreement not corrected within 90 days.

Under the management arrangements, several different fees are payable by BBI (see Section 5 of the Scheme Booklet for details), the principal fees being:

BBI – Principal Management Fee Arrangements	
Fee	**Description**
Responsible Entity Fee	2% per annum of the value of the gross assets of the trust, payable quarterly in arrears. The fee has been waived for as long as BBIM is the manager of BBI.
Base Fee	$0.4 million (0.1% of the base market capitalisation of $400 million) plus 1% per annum of the amount that BBI's market capitalisation (weighted over the last 20 days of a quarter) exceeds $400 million. Fee is payable quarterly in arrears.
Incentive Fee	15% of any return in excess of the accumulation index for BBI stapled securities over the S&P/ASX 200 Accumulation Index. Payable in equal instalments over three years. The second and third instalments are only payable if BBI continues to meet or exceed the ASX 200 Accumulation Index. Up to 60% of incentive fees can be paid via the issue of BBI stapled securities at the sole discretion of the BBI Independent Directors.
Cost Recovery Amount	An amount of $7.9 million per annum subject to adjustment for movements in CPI.

Source: BBI reports

Collectively, base and incentive fees payable to BBIM are capped at 2% per annum of the gross asset value of the trust.

Other fees are payable to BBIM or other Babcock & Brown entities in the event that BBI undertakes corporate activity:

- **Break Fees:** one third of the net value (net of any associated transaction costs) of any break, termination or similar fee received by BBI is payable to BBIM;

- **Origination and Disposal Fees:** fees payable to BBIM vary with the size and complexity of the transaction and must be agreed by the independent directors. The independent directors have protocols in place to benchmark fees proposed and to ensure they are on reasonable arm's length terms; and

- **Financial advisory fees:** Babcock & Brown is BBI's exclusive financial adviser and is entitled to fees negotiated on reasonable market terms and approved by the independent BBI directors.

Financial Performance

The historical and forecast financial performance of BBI is summarised below:

BBI - Financial Performance[47] ($ millions)	14 months ended 30 June 2003[48] actual AGAAP	Year ended 30 June 2004 actual AGAAP	2005 actual AIFRS	2006 actual AIFRS	Year ending 30 June 2007 forecast AIFRS pro forma	2008 forecast AIFRS pro forma
Revenue[49]	**133.9**	**137.7**	**348.4**	**750.6**	**1,220.8**	**1,389.6**
EBITDA from Asset Portfolio	**86.4**	**94.3**	**194.4**	**389.4**	**552.7**	**651.7**
Corporate and administration costs	(4.0)	(5.7)	(7.6)	(14.3)	(41.3)	(42.2)
Management fees	(3.8)	(5.2)	(16.8)	(23.3)		
EBITDA	**78.6**	**83.4**	**170.0**	**351.8**	**511.4**	**609.5**
Depreciation and amortisation	(26.5)	(27.8)	(78.5)	(123.8)	(175.6)	(206.7)
EBIT	**52.1**	**55.6**	**91.5**	**228.0**	**335.8**	**402.8**
Share of profit/(loss) of associates	(0.5)	(1.1)	(4.2)	(2.9)	-	-
EBIT after share of associates	**51.6**	**54.5**	**87.3**	**225.1**	**335.8**	**402.8**
Net interest expense	(35.8)	(37.2)	(118.0)	(214.9)	(261.7)	(288.0)
Dividends received	-	-	-	5.0	-	-
Significant and non-recurring items	7.5	2.0	13.8	50.6	-	-
Operating profit before tax	**23.3**	**19.3**	**(16.9)**	**65.8**	**74.1**	**114.8**
Income tax benefit/(expense)	3.7	0.5	17.0	15.6	(7.5)	(10.6)
Profit after tax	**27.0**	**19.8**	**0.1**	**81.4**	**66.6**	**104.2**
Profit from discontinued operations[50]	-	-	-	1.4	-	-
Outside equity interests	-	-	(0.1)	(2.0)	(9.4)	(6.3)
Profit after tax attributable to BBI stapled securityholders	**27.0**	**19.8**	**-**	**80.8**	**57.2**	**97.9**
Statistics						
Basic earnings per stapled security	*8.57¢*	*4.55¢*	*0.01¢*	*7.07¢*		
Distributions per stapled security	*10.25¢*	*10.50¢*	*10.75¢*	*13.25¢*	*14.25¢*	*15.00¢*
Proportion of distribution tax deferred	*100%*	*100%*	*100%*	*100%*	*100%*	*100%*
Revenue growth			*153.0%*	*115.4%*	*62.6%*	*13.8%*
EBITDA from asset portfolio growth			*106.2%*	*100.3%*	*41.9%*	*17.9%*
EBITDA growth			*103.8%*	*106.9%*	*45.4%*	*19.2%*
EBIT growth			*64.6%*	*149.2%*	*47.3%*	*20.0%*
EBIT after share of associate growth			*60.2%*	*157.8%*	*49.2%*	*20.0%*
EBITDA from asset portfolio margin	*64.5%*	*68.5%*	*55.8%*	*51.9%*	*45.3%*	*46.9%*
EBITDA margin	*58.7%*	*60.6%*	*48.8%*	*46.9%*	*41.9%*	*43.9%*
EBIT margin	*38.9%*	*40.4%*	*26.3%*	*30.4%*	*27.5%*	*29.0%*
Interest cover	*2.2x*	*2.2x*	*1.4x*	*1.6x*	*2.0x*	*2.1x*

Source: BBI reports, Scheme Booklet and Grant Samuel analysis

BBI's earnings have grown rapidly over the last three years as it has acquired assets. During 2005, BBI acquired Powerco and IEG and in 2006 it acquired PD Ports, Cross Sound Cable and WestNet Rail (51%). These acquisitions, together with the recent divestiture of its power generation interests, have transformed BBI. BBI expects to generate approximately 46% of EBITDA (before management fees and corporate costs) from its energy transmission and distribution assets and the balance from transport assets in 2007. As earnings have grown, so too have BBI's corporate costs and management fees, particularly as a consequence of incentive fees becoming payable.

BBI divested its power generation assets (including an interest in BBW) during 2006 and 2007. Until then earnings from these investments were not consolidated but rather reflected as either a share of the after tax profits of associates, interest received on shareholder loans made by BBI (as part of the original investment structure), operating and management fees or dividends received.

47 BBI adopted AIFRS from 1 July 2005. The results for the year ended 30 June 2005 were restated under AIFRS.

48 BBI was formed on 29 April 2002 and began operating on 18 June 2002, the date it acquired Dalrymple Bay Coal Terminal.

49 Excluding revenue from discontinued operations and interest income.

50 Including both operating profits/(losses) and gains or losses on sale or realisation of the asset or business.

BBI has reported significant items and other non-recurring items as follows:

BBI – Significant and Non-Recurring Items ($ millions)	14 months ended 30 June 2003 actual AGAAP	Year ended 30 June 2004 actual AGAAP	2005 actual AIFRS	2006 actual AIFRS
Gain on payout of Original User Rebate liabilities	7.6	-	-	-
Profit on sale of assets (except discontinued operations)	-	(6.5)	7.9	16.9
Proceeds from insurance claim (Dalrymple Bay Coal Terminal)[51]	-	8.5	-	10.2
Changes in fair value of financial assets	-	-	6.0	23.5
Total	**7.6**	**2.0**	**13.9**	**50.6**

Source: BBI reports and Grant Samuel analysis

In 2006 BBI realised approximately 37% of its investment in BBW and recognised a significant increase in the fair value of its remaining interest in BBW. This investment was sold in full in the six months ended 31 December 2006 and BBI realised a profit after tax on sale of $55.2 million.

The BBI Forecast has been prepared on the following basis:

- it takes into consideration the actual operating results and trading conditions for the ten month period to 30 April 2007 and a forecast for the two months to 30 June 2007 and the circumstances at the date of the Scheme Booklet;
- assumes the acquisition of the remaining 49% of WestNet Rail on 1 July 2007. No allowance has been made for the acquisition of NorthWestern;
- does not include incentive fees that may become payable for the year ending 30 June 2007 but does allow for the incentive fee payable in 2007 in relation to the year ended 30 June 2005. No incentive fees are payable in relation to the year ended 30 June 2006; and
- excludes discontinued operations, non-recurring items and significant items (e.g. the net profit on disposal of the power generation assets). In particular, it excludes any allowance for transaction costs associated with the Proposal.

The BBI Forecast (including the assumptions underlying it) is set out in Section 5.9 of the Scheme Booklet. The BBI Forecast has been prepared by BBI and reviewed by PwC Securities. PwC Securities' Investigating Accountant's Report is set out as Annexure F to the Scheme Booklet.

Growth in revenue and profits in 2007 primarily reflects the first full year contribution of acquisitions made during 2006. Growth in 2008 reflects the acquisition of the remaining 49% of WestNet Rail and the 51% interest in Tarragona Port Services, the past year contribution from expansion projects at Dalrymple Bay Coal Terminal and general improvements in profitability from BBI's assets, particularly PD Ports. Profit margins are expected to be relatively stable in the forecast period and interest cover is expected to increase to in excess of 2.0 times.

Distributions

BBI's distributions per security grew in excess of 2% per annum in 2004 and 2005 and by 23% in 2006. BBI expects the total distribution in 2007 will be 14.25 cents per stapled security and it is targeting growth of over 5% (to 15.0 cents per security) in 2008 and over 6.6% (to 16.0 cents per security) in 2009.

Distributions are paid by BBI at the end of February and August for the preceding six month periods to 31 December and 30 June respectively. BBI pays distributions to securityholders equal to net free operating cash flows less debt servicing (interest and principal repayments in accordance with debt facilities), cash tax, maintenance capital expenditure and other requirements of the business. Capital expenditure for growth initiatives (e.g. bolt on acquisitions) is not

[51] The proceeds from insurance claim reported in 2004 and 2006 relate to the same matter. The expected receipt was recognised in profit in 2004, however, on the adoption of AIFRS in 2005 it was reversed against retained earnings. In 2006 the claim was successful and so was then recognised in profit.

deducted and is assumed to be financed by debt and new equity. This approach can be summarised by reference to the pro forma forecast for 2007 as follows:

BBI – Calculation of Cash Available for Distribution ($ millions)	Year ending 30 June 2007 forecast (pro forma)
EBITDA	**511.4**
Financing – principal and interest	(271.8)
Tax paid	(8.5)
Capital expenditure - maintenance	(85.8)
Proceeds from cash reserves and disposal of non-current assets	23.6
Release of previously undistributed operating cash flow, release of part of gain from generation asset sale and distribution of capitalised equity returns during expansion of Dalrymple Bay Coal Terminal	64.8
Minority interests	(18.5)
Other	22.5
Net cash flow available for distribution	**237.7**
Distribution (14.25 cents per stapled security)	**237.0**

Source: Scheme Booklet

Financial Position

The financial position of BBI as at 31 December 2006 is summarised below:

BBI - Financial Position ($ millions)	As at 31 December 2006	
	As reported	**As reported (pro forma)**
Receivables and other current assets	180.2	196.2
Inventories	15.8	16.2
Financial assets (net)	(37.7)	(36.5)
Creditors, provisions and other current liabilities	(372.5)	(268.9)
Net working capital	**(214.2)**	**(93.0)**
Property, plant and equipment	4,782.1	5,146.2
Equity accounted associates	3.9	3.9
Investment property	152.5	152.5
Goodwill	529.4	857.7
Intangible assets (net)	1,486.9	1,517.1
Receivables and other assets	79.56	82.7
Financial assets (net)	(64.5)	(61.1)
Provision for tax	(8.0)	(8.0)
Deferred tax liabilities	(463.6)	(463.6)
Provisions and other liabilities	(137.8)	(138.2)
Total funds employed	**6,146.2**	**6,996.2**
Cash and deposits	637.3	556.8
Bank and other loans and finance lease liabilities	(4,926.4)	(5,187.8)
Net borrowings	**(4,289.1)**	**(4,631.0)**
Net assets	**1,857.1**	**2,365.2**
Outside equity interests	(118.2)	(3.3)
Equity attributable to BBI stapled securityholders	**1,738.9**	**2,361.9**
Statistics		
Stapled securities on issue at period end (million)	*1,494.9*	*1,842.3*
Net assets per stapled security	*$1.24*	*$1.28*
NTA per stapled security	*$(0.11)*	*$(0.01)*
Book gearing	*69.8%*	*65.2%*
Market gearing[52]	*61.1%*	*57.9%*

Source: BBI reports, Scheme Booklet and Grant Samuel analysis

[52] Based on BBI security price as at 29 March 2007 (being the day prior to announcement of the Original Proposal) of $1.83.

Investment property is excess land acquired with PD Ports. Intangible assets comprises the leasehold right (for 49 years) for Dalrymple Bay Coal Terminal, the conservancy right relating to PD Ports (which is in perpetuity), permits (for 40 years) for Cross Sound Cable and software and licences.

BBI is relatively highly geared with each of its individual assets geared to between 60% and 90% of the book value of its net assets (excluding debt). BBI enters into interest rate hedges and exchange rate hedges to manage its exposure to foreign currency earnings and interest rate risk under its finance facilities. These hedges are reflected in net financial assets.

The BBI Financial Position reflects a number of adjustments to allow for capital raisings and acquisitions announced since 31 December 2006. The BBI Financial Position (including the assumptions underlying it) is set out in Section 5.9 of the Scheme Booklet. The BBI Pro forma Financial Position has been prepared by BBI and reviewed by PwC Securities. PwC Securities' Investigating Accountant's Report is set out as Annexure F to the Scheme Booklet.

BBI has a number of contingent assets and liabilities including a number of derivative instruments relating to the acquisition of NorthWestern and disputes with tax authorities. Collectively these contingent assets and liabilities total more than $200 million.

Capital Structure and Ownership

As at 22 June 2007, BBI had the following securities on issue:

- 1,842,302,414 stapled securities;
- one "A" special share convertible loan note and one "B" special share convertible loan note held by BBIM and BBIS respectively. The loan notes were issued on the restructure of BBI in May 2005 and if converted entitle Babcock & Brown to effectively appoint 75% of the directors of the BBI company including the right to appoint one of these directors as the managing director. The loan notes were issued on 1 July 2005, have a 25 year term, carry no rights to interest or distributions and can only be converted if the BBI company directors not associated with Babcock & Brown determine to do so; and
- 146,226,466 convertible bonds known as BBI NZ SPARCS ("SPARCS") which are traded on the New Zealand Stock Exchange. SPARCS were issued as part of the consideration for the 2004 acquisition of Powerco. SPARCS are entitled to interest at a rate of 8.5% until the reset date, being 17 November 2009. In certain circumstances SPARCS may be converted at the option of BBI or the SPARC holder. In any event, BBI determines whether they are to be converted for BBI stapled securities, cash or a combination thereof.

At 28 May 2007, there were 37,866 registered stapled securityholders in BBI. The top 20 shareholders accounted for approximately 47.1% of the stapled securities on issue. Most of these shareholders are institutional nominee companies.

BBI has received the following substantial shareholder notices:

BBI – Substantial Stapled Securityholders at 22 June 2007

	Date of Notice	Number of securities	Percentage interest
Macquarie Bank Limited	6 June 2007	150,663,463[53]	8.17%
Babcock & Brown[54]	15 August 2006	138,854,484	7.54%

Source: IRESS

BBI has operated a distribution reinvestment plan since June 2003. It has a historical participation rate of around 32-35%. However, BBI has elected to suspend the plan with effect from the distribution for the period ending 30 June 2007 until further notice.

53 A number of the stapled securities are held in relation to Macquarie Bank Limited's fund management activities and the relevant interest in 6,479,890 of the stapled securities arose as a consequence of derivative contracts.

54 Excluding stapled securities held by senior management of Babcock & Brown. In May 2006, senior management of Babcock & Brown held 3.5% of the issued securities in BBI

Stapled Security Price Performance

BBI stapled securities were issued at $1.00 per security on a partly paid basis. The first instalment was $0.70 paid on subscription with the final instalment of $0.30 paid on 1 July 2003.

A summary of the price and trading history of BBI since listing is set out below:

BBI – Stapled Security Price History

	Stapled Security Price ($)			Average Weekly Volume (000's)	Average Weekly Transactions
	High	Low	Close		
Year ended 31 December					
2002 (from 24 June)	0.92	0.83	0.89	1,562	96
2003	1.14	0.81	0.99	3,421	226
2004	1.31	0.97	1.22	4,245	406
2005	1.90	1.19	1.60	8,988	1,058
2006	1.89	1.46	1.86	19,262	1,816
Month ended					
31 January 2007	1.98	1.79	1.87	24,022	2,068
28 February 2007	1.97	1.86	1.93	24,710	2,110
31 March 2007	1.85	1.76	1.83	29,014	2,455
30 April 2007	1.95	1.79	1.95	35,817	2,368
31 May 2007	2.03	1.81	1.82	59,887	3,363
30 June 2007 (to 22 June)	1.85	1.77	1.78	64,264	3,594

Source: IRESS
Note: Security prices adjusted for final instalment paid 1 July 2003 and non renounceable rights issues on 10 August 2004, 24 May 2005 and 6 February 2006.

The following graph illustrates the movement in the BBI's share price and trading volumes since listing on 24 June 2002:


BBI - Daily Security Price and Trading Volume
(24 June 2002 - 22 June 2007)
Price
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
Volume (000's)
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Jun-02 Dec-02 Jun-03 Dec-03 Jun-04 Dec-04 Jun-05 Dec-05 Jun-06 Dec-06 Jun-07

Source: IRESS
Note: Security prices adjusted for final instalment paid 1 July 2003 and non renounceable rights issues on 10 August 2004, 24 May 2005 and 6 February 2006.

BBI stapled securities were issued on a partly paid basis and closed on the first day of trading at 68 cents (unadjusted basis), a 2.9% discount. From listing to June 2003, BBI generally traded around 95 cents (adjusted, fully paid basis). In June 2003, a number of matters were announced including the draft access undertaking in relation to Dalrymple Bay Coal Terminal, the Stage 6 expansion of Dalrymple Bay Coal Terminal having reached practical completion, the acquisition of 50% of Redbank Power Station, implementation of a distribution reinvestment plan, an increase in acquisition borrowing facilities by $50 million, the calling of the second instalment and BBI's inclusion in the S&P/ASX 200 Index. Further, in early July 2003 BBI announced a $30 million institutional placement. As a consequence, the BBI security price increased to trade above $1.00 for the first time and, until August 2004, BBI generally traded between $1.00 and $1.10 per security largely reflecting the improving performance of BBI's principal asset, Dalrymple Bay Coal Terminal.

On 9 August 2004, BBI announced the acquisition of a majority stake in Powerco and a takeover offer for the remaining shares. This transaction significantly reshaped BBI's portfolio and, while the initial reaction was cautious, the security price improved gradually to a high of $1.31 (on an adjusted basis) in October 2004. The security price fell by approximately 11% on 18 October 2004 due to the release of the draft access undertaking in respect of the Dalrymple Bay Coal Terminal but fully recovered over the next three to four months.

During 2005, the security price increased from around $1.20 to a high of $1.90 in September 2005 (a weighted average price of $1.57 for the calendar year). During this time, BBI completed the Powerco acquisition, received a favourable regulatory ruling in relation to Dalrymple Bay Coal Terminal which facilitated a significant expansion, acquired IEG and continued to invest in the growth of Global Wind Partners. This growth was funded by debt and a number of placements and entitlement issues.

In September 2005, BBI announced that Global Wind Partners would be renamed BBW and listed on the ASX. Given the market following of Babcock & Brown listings, the BBI security price peaked at $1.90 but settled back to around $1.60.

During the 12 months to September 2006, BBI generally traded in a range of $1.45-1.65 (a value weighted average price of $1.57) notwithstanding the acquisition of Cross Sound Cable, PD Ports and WestNet Rail (51%) and announcement of the acquisition of NorthWestern (subject to approvals). However, the inclusion of BBI in the S&P/ASX 100 in September 2006 and the sale of BBI's remaining power generation assets and interest in BBW pushed the stapled security price to a high of $1.98 in late January 2007.

During January and February 2007, BBI traded at a volume weighted average price of $1.90. On 27 February 2007, BBI released its half year results and undertook a relatively large institutional placement of 234.5 million stapled securities at $1.80 per security raising $422 million. Subsequently, BBI traded around the placement price during March 2007. While the reaction to the announcement of the Original Proposal on 30 March 2007 was initially subdued, the price has steadily increased to around $1.90. Following the announcement on 23 May 2007 that the NorthWestern approval was unlikely to be forthcoming, the BBI price declined by approximately 7.5%. Notwithstanding that reaction, BBI securities have traded in the range of $1.76-2.03 since announcement of the Original Proposal at a volume weighted price of $1.85. The BBI stapled security price closed at $1.78 on 22 June 2007.

BBI has been a reasonably liquid stock. Average weekly volumes over the 12 months prior to the announcement of the Original Proposal represented approximately 1.4% of weighted average stapled securities on issue or annual turnover of around 74% of total weighted average issued capital. Excluding the securities held by Babcock & Brown, around 81% of the weighted average issued capital traded in the 12 months prior to the announcement of the Original Proposal.

BBI is a member of various indices including the S&P/ASX 100 (since 27 September 2006). At 22 June 2007, its weightings in the S&P/ASX 200 Industrial Index and S&P/ASX 200 Utilities Index were approximately 0.3% and 11% respectively. The following graph illustrates the performance of BBI stapled securities since 24 June 2002 relative to these indices:

BBI vs S&P/ASX 200 Industrial Index
vs S&P/ASX 200 Utilities Index
(24 June 2002 - 22 June 2007)


300
250
200
150
100
50
Jun-02
Dec-02
Jun-03
Dec-03
Jun-04
Dec-04
Jun-05
Dec-05
Jun-06
Dec-06
BBI
S&P/ASX 200 Industrial Index
S&P/ASX 200 Utilities Index

Source: IRESS

BBI has generally tracked both the S&P/ASX 200 Industrial and the S&P/ASX 200 Utilities indices since listing with a period of outperformance during 2005 when BBI grew significantly. However, since September 2005, BBI has generally underperformed both indices reflecting, in part, the impact of corporate activity around AGL and Alinta during this period.

Profile of New BBI

New BBI will comprise the existing asset portfolio of BBI plus the assets acquired from Alinta. A detailed description of New BBI is set out in Section 5 of the Scheme Booklet but in summary its portfolio of assets will comprise:


New BBI – Asset Portfolio
BBI
Australia/New Zealand
Europe
USA
Transport Infrastructure
Dalrymple Bay Coal Terminal
WestNet Rail (51%)[1]
PD Ports
Water Container Transport (51%)[2]
Tarragona Port Services (51%)[3]
Energy Transmission and Distribution
Powerco
IEG
Cross Sound Cable
AlintaGas Networks (74.1%)
Multinet Gas (20.1%)
Dampier to Bunbury Natural Gas Pipeline (17.4%)[4]
Tasmanian Gas Pipeline
Alinta Asset Management (Western Australia)[5]

Notes: (1) BBI intends to exercise the call option over the remaining 49% of WestNet Rail after June 2007.
(2) BBI holds a call option over the remaining 49% of Water Container Transport.
(3) BBI holds a call option over the remaining 49% in Tarragona Port Services.
(4) As at 31 March 2007.
(5) Subject to ACCC undertakings in relation to Alinta's interest in APA Group.

The Alinta assets acquired complement BBI's current portfolio in a number of ways:

- BBI's weighting in Australian assets is restored, particularly in light of the potential acquisition of NorthWestern, and its geographic spread within Australia is strengthened;
- BBI's exposure to the transmission and distribution of gas is increased;
- the transmission of gas through the Tasmania Gas Pipeline is strategically important for Powerco's gas distribution network in Tasmania; and
- they provide increased asset management capability.

New BBI will continue to implement the existing business strategy of acquiring, managing and operating a diversified portfolio of long life, stable infrastructure assets in two asset classes with global coverage.

New BBI will have the following securities on issue:

- 2,214.7 million stapled securities (2,218.8 million on a fully diluted basis);
- one "A" special share convertible loan note and one "B" special share convertible loan note;
- 146.2 million SPARCS; and
- 800 million EPS.

Assuming the Default Alternative, former Alinta shareholders will collectively hold 16.8% of the New BBI stapled securities on issue (17% on a fully diluted basis). The number of registered securityholders could increase to around 193,000, however, it could be as low as around 89,000 depending on the number of Alinta shareholders who are eligible for and elect the Cash Out Alternative. Babcock & Brown is expected to be the largest substantial shareholder with a relevant interest of approximately 6.7%.

The terms of the EPS are set out in detail in Section 6 of the Scheme Booklet and summarised in Section 8.6 of the report. The EPS may, in certain circumstances, be converted into BBI stapled securities (with such conversion to be at a 7.5% discount to the BBI volume weighted average price over the 20 days prior to conversion). At current prices, the conversion of all of the maximum possible 800 million EPS could result in the issue of approximately 452 million additional BBI stapled securities, which would increase issued capital by 20%.

The pro forma forecast financial performance of New BBI for the two years ending 30 June 2008 is summarised below:

New BBI - Financial Performance ($ millions)		
	Year ending 30 June	
	2007 forecast AIFRS pro forma	2008 forecast AIFRS pro forma
Revenue	1,220.8	1,681.4
EBITDA from Asset Portfolio	552.7	795.3
Corporate and administration costs Management fees	(41.3)	(45.3)
EBITDA	511.4	750.0
Depreciation and amortisation	(175.6)	(260.3)
EBIT	335.8	489.7
Share of profit/(loss) of associates[45]	-	8.6
EBIT after share of associates	335.8	498.3
Net interest expense	(261.7)	(408.9)
Operating profit before tax	74.1	89.4
Income tax expense	(7.5)	(2.9)
Profit after tax	66.6	86.5
Outside equity interests	(9.4)	(4.7)
Profit after tax attributable to New BBI stapled securityholders	57.2	81.8
Statistics		
Basic earnings per stapled security	[illegible]	[illegible]
Distributions per stapled security	14.25¢	15.00¢
Proportion of distribution tax deferred	100%	100%
Revenue growth	62.6%	37.7%
EBITDA from asset portfolio growth	41.9%	42.8%
EBITDA growth	45.4%	46.7%
EBIT growth	47.3%	45.8%
EBIT after share of associates growth	49.2%	48.4%
EBITDA from asset portfolio margin	45.3%	47.3%
EBITDA margin	41.9%	44.6%
EBIT margin	27.5%	29.1%
Interest cover	2.0x	1.8x

Source: Scheme Booklet and Grant Samuel analysis

The New BBI Forecast has been prepared on the following basis:

45 Relating to interests in Multinet Gas and Dampier to Bunbury Natural Gas Pipeline.

- it is assumed that the Proposal is implemented on 1 July 2007 and therefore the pro forma forecast for 2007 excludes any allowance for the assets to be acquired under the Proposal;

- assumes the acquisition of the remaining 49% of WestNet Rail on 1 July 2007. No allowance is made for the acquisition of NorthWestern;

- allowance has been made for $13.3 million in cost synergies from the integration of the Alinta assets in Western Australia and Tasmania with BBI's existing assets in those states. However, one off implementation costs of $4.0 million have been excluded. The Babcock & Brown/SPI Consortium has set aside an amount of $23 million to assist with one off costs. If that amount is insufficient to meet the restructuring obligations, BBI will incur its share of the shortfall under an agreement with the other consortium members;

- allows for $65.4 million of interest income on surplus cash and available equity and debt capacity ($850 million) which was intended to partially fund the acquisition of NorthWestern. Should that acquisition not proceed, these funds will be used for alternative investments; and

- excludes non-recurring items and significant items. In particular, it excludes any allowance for transaction costs associated with the Proposal and assumed to be capitalised.

Detailed financial information for New BBI (including detailed assumptions underlying the forecasts) is set out in Section 5.9 of the Scheme Booklet. The pro forma forecast financial information has been prepared by BBI and reviewed by PwC Securities. PwC Securities' Investigating Accountant's Report is set out as Annexure F to the Scheme Booklet.

New BBI is forecasting an increase in overall EBITDA of approximately 46% in 2008. The main factors driving this improvement are the acquisition of the Alinta assets, the expansion of Dalrymple Bay Coal Terminal, increased earnings from IEG and general improvements in profitability. Unusually warm winter weather can impact BBI's earnings. 2007 forecasts assume 10 year average weather patterns. Profit margins improve over 2007 as a consequence of the cost savings associated with integrating the Alinta assets with BBI's existing Western Australian and Tasmanian operations.

The level of future distributions is a matter for the board of New BBI and depends on financial and other circumstances at the time. BBI anticipates that New BBI will make distributions of approximately 15 cents per stapled security in relation to the year ending 30 June 2008 consistent with BBI's current distribution guidance for 2008. New BBI's first distribution following implementation of the Proposal will be for the six months ended 31 December 2007, payable in late February 2008. Alinta shareholders will rank pari passu with other BBI securityholders for that distribution and all subsequent distributions.

The pro forma financial position of New BBI as at 31 December 2006 is summarised below:

New BBI - Financial Position ($ millions)	As at 31 December 2006 pro forma
Receivables and other current assets	216.8
Inventories	16.8
Financial assets (net)	(36.5)
Creditors and provisions	(414.1)
Net working capital	**(217.0)**
Property, plant and equipment	6,259.7
Equity accounted associates	120.7
Investment property	152.5
Goodwill	2,147.1
Intangible assets (net)	1,517.1
Receivables and other assets	174.8
Financial assets (net)	(61.1)
Provision for tax	(32.9)
Deferred tax liabilities (net)	(622.1)
Provisions and other liabilities	(165.4)
Total funds employed	**9,273.4**
Cash and deposits	773.3
Bank and other loans and finance lease liabilities	(6,940.7)
Net borrowings	(6,167.4)
Net assets	**3,106.0**
Outside equity interests	(3.3)
Equity attributable to New BBI stapled securityholders	**3,102.7**
Statistics	
Stapled securities on issue at period end (million)	*2,214.7*
Net assets per stapled security	*$1.40*
NTA per stapled security	*$(0.25)*
Book gearing	*66.5%*
Market gearing[56]	*61.0%*

Source: Scheme Booklet and Grant Samuel analysis

The New BBI Financial Position has been prepared on the basis that the proposed transaction was implemented on 31 December 2006. Specifically, it:

- reflects the pro forma adjustments to the financial position of BBI as at 31 December 2006 (as described previously); and
- reflects the acquisition of the Alinta assets for the issue of BBI stapled securities, BBI EPS and cash and the addition of new debt.

A detailed pro forma financial position for New BBI (including a description of the assumptions and adjustments made) is set out in Section 5.9 of the Scheme Booklet. The pro forma financial position has been prepared by BBI and reviewed by PwC Securities. PwC Securities' Investigating Accountant's Report is set out as Annexure F to the Scheme Booklet.

56 Based on BBI security price as at 22 June 2007 of $1.78.

6.3 Profile of Babcock & Brown Power

Background

BBP is focused on owning and operating electricity generation assets including gas and coal fired power stations. It was listed on the ASX on 11 December 2006 and had a market capitalisation of approximately $1 billion prior to announcement of the Proposal. BBP became a member of the S&P/ASX 200 Index in March 2007.

At listing, BBP had a portfolio of eight power stations (seven operating and one under construction), four of which had been co-developed by Babcock & Brown while four were acquired from other operators. BBP is expected to benefit from the increasing peak demand for electricity and intends to grow its business through expanding the generating capacity of its initial assets and by acquiring and constructing new power assets both in Australia and internationally. Two acquisition opportunities were identified at listing, however, no additions had been made to the initial portfolio prior to the announcement of the Original Proposal.

Operations

BBP's portfolio of generation assets has a total electricity generating capacity of approximately 2,900 MW and includes a mix of base load, intermediate and peaking gas and coal fired electricity power stations spread across Australia. Seven of the power stations are operational, with the eighth power station under construction and expected to be operational by late 2008. Approximately 70% of plant capacity of BBP's portfolio (assuming the full commissioning of the plant under construction at Kwinana) is gas fired. A summary of BBP's portfolio is set out below:

BBP – Portfolio of Assets

Power Station	Location	Equity Interest	Fuel	Start Date	Plant Capacity	Operating Mode
Operating Power Stations						
Braemar	Queensland	85%[57]	Gas	2006	455 MW	Intermediate
Oakey	Queensland	50%	Gas	2000	286 MW	Peak
Redbank	NSW	100%	Coal	2001	135 MW	Base load
Ecogen (Jeeralang)	Victoria	73%	Gas	1980	449 MW	Peak
Ecogen (Newport)	Victoria	73%	Gas	1980	510 MW	Peak
Flinders (Playford)	South Australia	100%	Coal	1960-64	240 MW	Intermediate
Flinders (Northern)	South Australia	100%	Coal	1985	527 MW	Base load
Under Construction						
NewGen Kwinana	Western Australia	70%[57]	Gas	Late 2008	320 MW	Base load
Total Generating Capacity					**2,922 MW[58]**	
Contracted Power Offtake						
Osborne Contracts	South Australia	100%	Gas/Cogeneration		180 MW	Base load

Source: BBP reports

The majority of the power stations are operated and maintained by BBP (or BBP subsidiary) employees with the balance subject to third party contracts (usually coinciding with warranty periods under construction projects).

To manage the price risk and revenue uncertainty associated with volatile electricity markets, BBP has entered into:

- power purchase agreements at four of its assets (for terms of between 8 and 24 years) where it sells either energy generated or generation capacity to energy retailers or wholesalers for a pre-agreed price (which can include price escalation for certain input costs) at a pre-agreed time;
- a 10 year cap contract to deliver energy at market price up to a certain level; and

[57] Comprising direct and indirect interests.

[58] BBP's equity interest equivalent to 2,350 MW.

- hedging agreements (both long and short term) under which it exchanges some or all of the volatility associated with selling directly into the NEM for greater price certainty.

These arrangements have generally accounted for around 80% of revenue. The balance of BBP's revenue is exposed to the pricing on the NEM.

BBP operates the generating assets as a portfolio and optimises returns from the total asset base depending on demand and prices in the NEM.

Detailed descriptions of BBP's assets and operations (including growth opportunities) are set out in Section 7 of the Scheme Booklet.

Structure and Management Fees

BBP is a stapled security comprising a share in an Australian public company, Babcock & Brown Power Limited, and a unit in an Australian trust, Babcock & Brown Power Trust. The assets of BBP are held by the company, while the trust acts as a financing vehicle. This structure allows cash flow generated by the trust from its financing activities and cash flow in excess of accounting earnings to be distributed to securityholders on a tax deferred basis until the distributions received exceed the securityholders' tax cost base of units in the trust.

Babcock & Brown Power Services Pty Limited ("BBPS") is the responsible entity for the trust and Babcock & Brown Power Management Pty Limited ("BBPM") is the manager of BBP. Both BBPS and BBPM are wholly owned subsidiaries of Babcock & Brown. In addition, asset management agreements relating to each of the power stations have been entered into with Babcock & Brown Power Asset Management Pty Ltd ("BBPAM"), a subsidiary of Babcock & Brown.

The management agreements are for 25 years unless terminated by either BBP (i.e. either of the entities comprising BBP) or BBPM. The asset management agreements have terms of 25 years or the economic life of the relevant generating asset (whichever is the shorter). Specifically, the asset management agreement for Ecogen (Jeeralang and Newport) is for 23 years. However, in general, BBP only has limited rights to terminate either of the agreements including a material breach of the respective agreement not corrected within 90 days.

Under the management arrangements several different fees are payable by BBP (see Section 7 of the Scheme Booklet for details), the principal fees being:

BBP – Principal Management Fee Arrangements	
Fee	**Description**
Responsible Entity Fee	2% per annum of the value of the gross assets of the trust, payable quarterly in arrears. Fee has been waived in return for payment of $550,000 per annum increased (but not decreased) for CPI for as long as BBPM is the manager of BBP.
Base Fee	1% of "net investment value" of BBP, payable quarterly in arrears. "Net investment value" is calculated as the average market capitalisation of BBP plus external debt of BBP and its investee entities (excluding project debt or project letter of credit) plus firm commitments to future investments less uncommitted cash balances less the aggregate book value of any BBP assets not managed by BBPM.
Incentive Fee	20% of any return in excess of the accumulation index for BBP stapled securities over the S&P/ASX 200 Accumulation Index less any gross dollar carried forward deficit (calculated as being the lower of zero and the sum of the BBP accumulation index less the S&P/ASX 200 Accumulation Index for each of the years since the previous incentive fee was paid but limited to not more than 3 prior years. Payable yearly in arrears and up to 60% of the fee may be paid in stapled securities. Calculated at 31 December each year.
Management Expense Amount	An amount of $6.2 million in the first year (pro rata to take account of the period of listing), $6.6 million in the second year and $7.0 million in the third year (subject to adjustment for CPI). Thereafter annual fees as approved by the board to reflect real costs subject to CPI increases.

Source: BBP reports

While BBPM acts as manager of BBP, no asset management fees are payable to BBPAM. However, if BBPM ceases to act as manager, asset management fees of 0.8% of net investment value and an amount to cover expenses (but no incentive fees) are payable to BBPAM.

Other fees are payable to BBPM or other Babcock & Brown entities in the event that BBP undertakes corporate activity:

- **Break Fees:** one third of the net value of any break, termination or similar fee received by BBP is payable to BBPM;
- **Origination and Disposal Fees:** fees payable to BBPM vary with the size and complexity of the transaction and must be agreed by the independent directors. In most circumstances a minimum fee of 1.5% of the capital invested (including debt) will be payable, although this can increase to a maximum potential fee of approximately 4.6% for a small and complex transaction (inclusive of a discretionary performance component); and
- **Financial Advisory Fees:** Babcock & Brown is BBP's exclusive financial adviser and is entitled to fees negotiated on reasonable market terms and approved by the board.

Financial Performance

BBP was listed on 11 December 2006 and therefore its annual financial performance is limited to the pro forma historical and forecast information as follows:

BBP - Financial Performance ($ millions)[59]

	Year ended 30 June		Year ending 30 June	
	2005 pro forma actual AIFRS	2006 pro forma actual AIFRS	2007 pro forma forecast AIFRS	2008 pro forma forecast AIFRS
Revenue	**430.0**	**440.0**	**569.9**	**637.4**
EBITDA from Asset Portfolio	**141.0**	**130.0**	**187.4**	**234.4**
Corporate and administration costs	(32.0)	(38.0)	(34.5)	(46.8)
EBITDA	**109.0**	**92.0**	**152.9**	**187.6**
Depreciation and amortisation	(54.0)	(55.0)	(67.1)	(85.4)
EBIT	**55.0**	**37.0**	**85.8**	**102.2**
Share of profit/(loss) of associates[60]	1.0	6.0	6.7	6.8
EBIT after share of associates	**56.0**	**43.0**	**92.5**	**109.0**
Net interest expense			(71.6)	(72.2)
Significant and non-recurring items			(15.0)	-
Operating profit before tax			**5.9**	**36.8**
Income tax expense			(0.7)	(3.9)
Profit after tax			**5.2**	**32.9**
Outside equity interests			(5.3)	(5.8)
Profit after tax attributable to BBP stapled securityholders			**(0.1)**	**27.1**
Statistics				
Basic earnings per stapled security				
Distributions per stapled security			*25.0¢[61]*	*26.0¢*
Proportion of distribution tax deferred			*100%*	*100%*
Revenue growth		*2.3%*	*29.5%*	*11.8%*
EBITDA from asset portfolio growth		*(7.8)%*	*44.2%*	*25.1%*
EBITDA growth		*(15.6)%*	*66.2%*	*22.7%*
EBIT growth		*(32.7)%*	*131.9%*	*19.1%*
EBIT after share of associates growth		*(23.2)%*	*115.1%*	*17.8%*
EBITDA from asset portfolio margin	*32.8%*	*29.5%*	*32.9%*	*36.8%*
EBITDA margin	*25.3%*	*20.9%*	*26.8%*	*29.4%*
EBIT margin	*12.8%*	*8.4%*	*15.1%*	*16.0%*
Interest cover			*2.1x*	*2.6x*

Source: BBP reports, Scheme Booklet and Grant Samuel analysis

59 Due to the change in capital structure that occurred at the time of listing the historical financial and tax structure is not representative of the future performance of BBP and therefore has been excluded from the table.

60 Relating to Braemar and Oakey Power Stations.

61 Forecast distribution of 14.0¢ annualised.

BBP's pro forma financial performance assumes that BBP owned the whole portfolio of operating and development assets throughout the period presented. Historical earnings below EBIT after share of associates are not presented as they did not reflect a corporate structure that would have been employed by BBP.

Corporate and administration costs reflect all unallocated costs associated with the business including BBP's electricity trading desks, costs associated with being a listed entity and fees paid under the management arrangements (except that no assumption is made as to whether incentive fees will be payable).

EBITDA from the portfolio declined in 2006 primarily as a result of the impact of a planned outage for maintenance and repairs at the Flinders (Northern) power station, delays in completing refurbishment and upgrade work at the Flinders (Playford) power station and costs arising from a deficient refractory in the Redbank power station's boilers.

The BBP Forecast has been prepared on the following basis:

- assumes that BBP's initial portfolio of assets was acquired on 1 July 2006;
- it takes into consideration operating results and trading conditions for the ten months to 30 April 2007 and the circumstances at the date of the Scheme Booklet; and
- excludes non-recurring items and significant items (such as the costs associated with its IPO). In particular, it excludes an allowance for transaction costs associated with the Proposal.

The BBP Forecast (including the assumptions underlying it) is set out in Section 7.9 of the Scheme Booklet. The BBP Forecast has been prepared by BBP and reviewed by PwC Securities. PwC Securities' Investigating Accountant's Report is set out as Annexure F to the Scheme Booklet.

Pro forma EBITDA in 2007 is forecast to improve materially over 2006 primarily from the inclusion of the Braemar power station, which commenced generation in September 2006 and operations under its energy supply contract in December 2006 with no significant outages. The significant item in 2007 reflects a one-off $15 million provision and costs for the integration of the portfolio and support functions of the business. The pro forma 2008 EBITDA forecast reflects the first full year contribution of Braemar power station and increased generation combined with higher prices from the Flinders power stations. The pro forma forecasts do not include any income from NewGen Kwinana Power station as it is not expected to be commissioned until the end of 2008.

The pro forma forecasts for 2007 EBITDA are higher than set out in the BBP Product Disclosure Statement (dated 10 November 2006). This is largely a reflection of higher electricity spot prices and increased usage at intermediate plants as a result of capacity being taken out of the NEM in Queensland due to water shortages. The 2008 earnings are also higher than presented in the BBP Product Disclosure Statement due to favourable exposure to electricity in the NEM (particularly as existing hedge contracts expire).

Distributions

BBP is targeting medium term growth in distributions of 4% per annum. Distributions are paid by BBP in March and September for the preceding six month periods. BBP pays distributions to securityholders equal to net free operating cash flows less debt servicing (interest and principal repayments sufficient to amortise debt over the economic life of the assets) and such sums as the directors deem prudent to meet working capital, maintenance capital expenditure and other requirements of the business. Capital expenditure for growth initiatives (e.g. plant expansion) is not deducted and is assumed to be financed by debt and/or new equity. This approach can be summarised by reference to the pro forma forecast for 2008 as follows:

BBP – Calculation of Cash Available for Distribution ($ millions)	Year ending 30 June 2008 forecast
EBITDA before associates	**187.6**
Share of profits/(losses) of associates	6.8
Distributions to minorities in subsidiaries	(5.8)
Movement in working capital	(1.8)
Non cash operating items	3.0
Net free operating cash flow	**189.8**
Financing – principal and interest	(72.3)
Movement in reserves	(15.8)
Proposed distribution reinvestment plan	12.9
Tax paid	(2.6)
Capital expenditure - maintenance	(18.6)
Net cash flow available for distribution	**93.4**
Distribution (26 cents per stapled security)	**93.4**

Source: Scheme Booklet and Grant Samuel analysis

Financial Position

The financial position of BBP as at 31 December 2006 is summarised below:

BBP - Financial Position ($ millions)	As at 31 December 2006
Receivables and other current assets	69.2
Inventories	31.5
Creditors and provisions	(64.5)
Net working capital	**36.2**
Property, plant and equipment (net)	1,483.9
Equity accounted investments	71.7
Goodwill	121.6
Intangible assets (net)	105.7
Receivables and other assets	72.1
Financial assets (net)	197.9
Deferred tax liabilities (net)	(133.1)
Provision for tax	(1.8)
Retirement benefit obligations	(22.7)
Provisions and other liabilities	(160.4)
Total funds employed	**1,771.1**
Cash and deposits	326.2
Bank and other loans and finance lease liabilities	(1,184.5)
Net borrowings	**(858.3)**
Net assets	**912.8**
Outside equity interests	(59.1)
Net assets attributable to BBP stapled securityholders	**853.7**
Statistics	
Stapled securities on issue at period end (million)	*359.3*
Net assets per stapled security	*$2.54*
NTA per stapled security	*$1.91*
Book gearing	*48.5%*
Market gearing[63]	*45.3%*

Source: BBP and Grant Samuel analysis

Equity accounted investments relate predominantly to BBP's interest in Oakey power station. Leasehold rights relate to the ownership structure of the Flinders power stations. Provisions include allowance for losses expected from the Osborne contracts. The losses from this onerous contract and the release of this provision are not expected to impact annual earnings.

[63] Based on BBP security price as at 29 March 2007 (being the day prior to announcement of the Original Proposal) of $2.88.

Capital Structure and Ownership

As at 28 June 2007, BBP had 359,290,014 stapled securities on issue.

BBP has 9,740 registered securityholders. The top 20 shareholders accounted for approximately 62.5% of the stapled securities on issue and were predominantly institutional nominee companies.

BBP has received the following substantial shareholder notices:

BBP – Substantial Securityholders at 28 June 2007	Date of Notice	Number of securities	Percentage interest
Babcock & Brown	11 June 2007	74,102,511	20.62%
Merrill Lynch & Co, Inc	18 June 2007	39,492,126	10.99%
Credit Suisse Holdings (Australia) Limited	14 June 2007	27,986,101	7.79%
Barclays Group	28 June 2007	18,277,104	5.05%

Source: IRESS

Babcock & Brown's relevant interest arises from:

- 36.0 million stapled securities (10.0%) held directly and subject to voluntary escrow arrangements until 11 December 2007;
- 32.15 million stapled securities (8.9%) held by vendors of minority interests in some of the power stations and former holders of Babcock & Brown Power Convertible Securities (which were issued to fund acquisition of certain assets in the initial portfolio) which are subject to voluntary escrow arrangements until 11 December 2007; and
- 5.95 million stapled securities (1.7%) held by Babcock & Brown staff and their associates.

BBP proposes to establish a distribution reinvestment plan to operate during the year ending 30 June 2008.

Stapled Security Price Performance

A summary of the price and trading history of BBP since listing is set out below:

BBP – Stapled Security Price History	Stapled Security Price ($)			Average Weekly Volume (000's)	Average Weekly Transactions
	High	Low	Close		
Month ended					
30 December 2006 (from 11 December)	2.78	2.61	2.67	34,468	1,365
31 January 2007	2.90	2.65	2.87	14,767	827
28 February 2007	3.03	2.82	2.88	7,756	674
31 March 2007	2.94	2.70	2.82	8,714	861
30 April 2007	3.32	2.82	3.25	8,455	1,346
31 May 2007	3.80	3.23	3.70	12,166	1,461
30 June 2007 (to 22 June)	3.74	3.35	3.55	16,206	2,054

Source: IRESS

The following graph illustrates the movement in the BBP's share price and trading volumes since listing:


BBP - Daily Security Price and Trading Volume
(11 December 2006 - 22 June 2007)
$4.00
$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
Price
Announcement of Original Proposal
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Volume (000's)
Dec-06
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07

Source: IRESS

BBP stapled securities were issued at $2.50 each and closed on the first day of trading at $2.68, a 7% premium. From listing, the price steadily rose to reach a peak of $3.03 (in intraday trade) in mid February ahead of the half year results announcement. Following the earnings announcement the security price drifted downwards.

Since the announcement of the Original Proposal, BBP's stapled securities have traded in the range of $2.81-3.80 (at a volume weighted average price of $3.29). The market reaction to the announcement of the Proposal was initially subdued. In the week following the announcement, the volume weighted average security price was $2.87, only modestly higher than the previous week ($2.84). However, gradually the price increased to around $2.95 before a 2007 earnings upgrade on 26 April 2007 saw the securities trade at a high of $3.32. On 1 May 2007, BBP also issued an earnings upgrade for 2008 of at least 10%. Since then, BBP's securities have continued to trade upwards, closing at a price of $3.55 on 22 June 2007. The positive trading reflects (amongst other things) the market's assessment of the Proposal, BBP's announcement regarding extension of certain voluntary escrow periods and buoyant market trading conditions.

In the short period BBP has been listed, the liquidity in the market for BBP securities has been relatively high notwithstanding its restricted free float. The free float will increase to around 90% when certain of the voluntary escrow arrangements end in June 2007. Average weekly volumes since listing to the announcement of the Proposal represented an annualised turnover of around 170% of total issued capital (260% of free float).

BBP is a member of various indices including the S&P/ASX 200 Industrials Index (since March 2007) and the S&P/ASX 200 Utilities Index. At 22 June 2007, its weighting in these indices was approximately 0.1% and 4.4% respectively. Since listing, BBP has generally underperformed the S&P/ASX 200 Utilities Index but this encompasses the period in which Alinta's share price rose sharply following the MBO approach (Alinta has a 28% weighting in the index). During the same period, the BBP stapled security price has generally mirrored movements on the S&P/ASX 200 Index. However, following the earnings upgrade announced on 26 April 2007, BBP has outperformed both indices.

Profile of New BBP

New BBP will comprise the existing power generation portfolio of BBP plus the assets acquired from Alinta. It will be the largest private power generator in Australia. A detailed description of New BBP is set out in Section 7 of the Scheme Booklet but in summary its portfolio of assets will comprise:

New BBP – Portfolio of Assets						
Power Station	**Location**	**Equity Interest**	**Fuel**	**Start Date**	**Plant Capacity**	**Operating Mode**
Operating Power Stations						
Braemar	Queensland	85%	Gas	2006	455 MW	Intermediate
Oakey	Queensland	50%	Gas	2000	286 MW	Peak
Redbank	NSW	100%	Coal	2001	135 MW	Base load
Ecogen (Jeeralang)	Victoria	73%	Gas	1980	449 MW	Peak
Ecogen (Newport)	Victoria	73%	Gas	1980	510 MW	Peak
Flinders (Playford)	South Australia	100%	Coal	1960-64	240 MW	Intermediate
Flinders (Northern)	South Australia	100%	Coal	1985	527 MW	Base load
Port Hedland	Western Australia	100%	Gas		175 MW	Base load
Newman	Western Australia	100%	Gas		105 MW	Base load
Bairnsdale	Victoria	100%	Gas		94 MW	Peak
Glenbrook	New Zealand	100%	Gas		112 MW	Cogeneration
Cawse	Western Australia	100%	Gas		16 MW	Cogeneration
Under Construction						
NewGen Kwinana	Western Australia	70%	Gas	Late 2008	320 MW	Base load
Tamar Valley/ Bell Bay	Tasmania	100%	Gas	Early 2009	383 MW	Base load/ Peak
Total Generating Capacity					**3,807 MW[63]**	
Contracted Power Offtake						
Osborne Contracts	South Australia	100%	Gas/Cogeneration		180 MW	Base load
Other Assets						
AlintaAGL	Western Australia	67%	Energy retail/ Cogeneration		(up to 409 MW)	Cogeneration
Wesfarmers LPG	Western Australia	100%	LPG extraction			
Alinta Wholesale[64]	Eastern states	100%	Gas and electricity trading and marketing			
Goldfields Gas Transmission Pipeline	Western Australia	11.843%	Gas transmission			

Source: Scheme Booklet and Grant Samuel analysis

The generating assets acquired by BBP from Alinta will provide additional geographic diversification (expansion into Tasmania and New Zealand), strengthens BBP's position in Western Australia and Victoria and provide the potential for further growth, particularly in Western Australia. These assets further strengthen BBP's weighting to gas fuel for electricity generation which is a positive given the likelihood of the creation of carbon markets in Australia.

Acquisition of the other assets from Alinta fits with BBP's stated objective of considering assets closely related to electricity generation assets where they complement its generation portfolio or provide a strategic advantage in power generation:

- the 67% interest in AlintaAGL gives BBP an interest in energy retailing and both the operational cogeneration plant and plant under construction at Alcoa's alumina refineries at Pinjarra and Wagerup in south-west Western Australia. However, the interest in AlintaAGL is subject to call options, the exercise of which is triggered if the Proposal is implemented. In this case, a "Russian roulette" provision will apply whereby BBP must propose a price for its 67% interest in AlintaAGL. If AGL Energy finds that price acceptable, then it would be expected to exercise its option. However, if it does not exercise the option then BBP must pay the equivalent price for AGL Energy's existing 33% interest;
- Wesfarmers LPG gives BBP an interest in a contract to supply gas to an LPG plant at Kwinana in Western Australia;

63 BBP's equity interest equivalent to 3,235 MW.

64 BBP is expected to own Alinta Wholesale. However, the consortium parties have not yet reached final agreement

- Alinta Wholesale gives BBP an interest in the wholesaling of gas from the Gippsland Basin in Victoria and the generation of peaking electricity from Bairnsdale Power Station (which it will acquire from Alinta); and
- the 11.843% interest in the Goldfields Gas Transmission Pipeline gives it the right to transport 23.3 TJ per day to the Newman Power Station (which it will acquire from Alinta) through the pipeline at no transportation cost.

New BBP will continue to pursue its existing strategy of providing an attractive cash yield and long term growth through a diversified portfolio of power generation assets.

New BBP will have approximately 690.6 million stapled securities on issue (694.2 on a fully diluted basis).

Assuming the Default Alternative, former Alinta shareholders will collectively hold 48.0% of the New BBP stapled securities on issue (48.2% on a fully diluted basis). The number of registered securityholders could increase to around 165,000, however, it could be as low as 61,000 depending on the number of Alinta shareholders who are eligible for and elect the Cash Out Alternative. Babcock & Brown is expected to be the largest substantial shareholder with a relevant interest of approximately 17.4%.

The pro forma forecast financial performance of New BBP for the two years ending 30 June 2008 is summarised below:

New BBP - Financial Performance ($ millions)

	Year ending 30 June	
	2007 pro forma forecast AIFRS	2008 pro forma forecast AIFRS
Revenue	569.9	1,667.3
EBITDA from Asset Portfolio	**187.4**	**463.1**
Corporate and administration costs	(34.5)	(80.5)
EBITDA	**152.9**	**382.6**
Depreciation and amortisation	(67.1)	(130.3)
EBIT	**85.8**	**252.3**
Share of profit/(loss) of associates[4]	6.7	6.8
EBIT after share of associates	**92.5**	**259.1**
Net interest expense	(71.6)	(205.7)
Significant and non-recurring items	(15.0)	-
Operating profit before tax	**5.9**	**53.4**
Income tax expense	(0.7)	(8.6)
Profit after tax	**5.2**	**44.8**
Outside equity interests	(5.3)	(8.1)
Profit after tax attributable to New BBP stapled securityholders	**(0.1)**	**36.7**
Statistics		
Basic earnings per stapled security		
Distributions per stapled security	*25.0¢*[5]	*26.1¢*
Proportion of distribution tax deferred	*100%*	*100%*
Revenue growth	*29.5%*	*192.6%*
EBITDA from asset portfolio growth	*44.5%*	*147.1%*
EBITDA growth	*66.2%*	*150.2%*
EBIT growth	*131.9%*	*194.1%*
EBIT after share of associates growth	*115.1%*	*180.1%*
EBITDA from asset portfolio margin	*32.9%*	*27.8%*
EBITDA margin	*26.8%*	*22.9%*
EBIT margin	*15.1%*	*15.1%*
Interest cover	*2.1x*	*1.9x*

Source: Scheme Booklet and Grant Samuel analysis

The New BBP Forecast has been prepared on the following basis:

- it is assumed that the Proposal is implemented on 1 July 2007 and therefore the pro forma forecast for 2007 excludes any allowance for the assets to be acquired under the Proposal;
- the forecast information takes into consideration BBP's operating results and trading conditions for the ten months to 30 April 2007 and circumstances at the date of the Scheme Booklet;
- no allowance for incentive fees that may become payable;
- assumes that New BBP owns 67% of AlintaAGL for three months and then moves to 100% ownership (i.e. AlintaAGL is consolidated for the entire year but there is a 33% outside equity interest for a three month period);
- allowance has been made for $5.6 million in cost synergies from savings in corporate and procurement costs from the integration of the Alinta assets. However, one-off implementation costs have been excluded. The Babcock & Brown/SPI Consortium has set aside an amount of $23 million to assist with one-off costs. If that amount is insufficient to meet the restructuring obligations BBP will incur its share of the shortfall under an agreement with the other consortium members; and
- excludes non-recurring items and significant items. In particular, it excludes any allowance for transaction costs associated with the Proposal and assumed to be capitalised.

Detailed financial information for New BBP (including detailed assumptions underlying the forecasts) is set out in Section 7.9 of the Scheme Booklet. The pro forma forecast financial information has been prepared by BBP and reviewed by PwC Securities. PwC Securities' Investigating Accountant's Report is set out as Annexure F to the Scheme Booklet.

The acquisition of the Alinta assets more than doubles the size of BBP in terms of revenue and earnings. However, the underlying business of BBP is also forecast to experience growth in EBITDA of around 20% from a full year operation of Braemar at increased generation levels and higher sustained prices benefiting the Flinders and Braemar operations. Further, BBP expects to achieve purchasing synergies through greater buying power and commonality of units, lower insurance costs due to diversified risk profile and ability to trade gas supplies within the expanded portfolio to achieve lower supply cost.

The level of future distributions is a matter for the board of New BBP and depends on financial and other circumstances at the time. BBP anticipates that New BBP will make distributions of approximately 26.1 cents per stapled security in relation to the year ending 30 June 2008 in line with BBP's current distribution guidance. New BBP's first distribution following implementation of the Proposal will be for the six months ending 31 December 2007, payable in March 2008. Alinta shareholders will rank pari passu with other BBP securityholders for that distribution and all subsequent distributions.

The pro forma financial position of New BBP as at 31 December 2006 is summarised below:

New BBP - Financial Position ($ millions)	As at 31 December 2006 pro forma
Receivables and other current assets	276.7
Inventories	38.2
Creditors and provisions	(243.4)
Net working capital	**71.5**
Property, plant and equipment (net)	2,316.9
Equity accounted investments	71.7
Goodwill and intangible assets (net)	2,076.4
Receivables and other assets	174.4
Financial assets (net)	197.9
Deferred tax liabilities (net)	(197.8)
Provision for tax	(1.8)
Retirement benefit obligations	(22.7)
Provisions and other liabilities	(174.9)
Total funds employed	**4,511.6**
Cash and deposits	464.8
Bank and other loans and finance lease liabilities	(2,932.0)
Net borrowings	**(2,467.2)**
Net assets	**2,044.4**
Outside equity interests	(59.1)
Net assets attributable to New BBP stapled securityholders	**1,985.3**
Statistics	
Stapled securities on issue at period end (million)	*690.6*
Net assets per stapled security	*$2.96*
NTA per stapled security	*$(0.05)*
Book gearing	*54.7%*
Market gearing[68]	*50.2%*

Source: Scheme Booklet and Grant Samuel analysis

The New BBP Financial Position has been prepared on the basis that the proposed transaction was implemented on 31 December 2006. Specifically, it:

- makes no allowance for the cost of purchasing the remaining 33% of AlintaAGL at 30 September 2007; and
- excludes any allowance for transaction costs in relation to the Proposal.

New BBP's pro forma financial position (including a description of the assumptions and adjustments made) is set out in Section 7.9 of the Scheme Booklet. The pro forma financial position has been prepared by BBP and reviewed by PwC Securities. PwC Securities' Investigating Accountant's Report is set out as Annexure F to the Scheme Booklet.

[68] Based on BBP security price as at 22 June 2007 of $3.55.

6.4 Profile of Babcock & Brown Wind Partners

Background

BBW is focused on the wind energy sector. BBW was established in June 2003 by Babcock & Brown and other investors as a private investment vehicle named Global Wind Partners. BBW changed its name and listed on the ASX in October 2005 and prior to announcement of the Original Proposal had a market capitalisation of approximately $1 billion. BBW became a member of the S&P/ASX 200 Index in March 2006.

BBW's wind farm portfolio is located in Europe, the United States and Australia and encompasses 29 operational wind farms and a further four under development[66]. The portfolio has an operational installed capacity of 996 MW and a long term mean energy production capacity of 3,033 GWh per annum. This represents approximately 1.3% of total global installed wind power capacity. BBW also holds framework agreements in Spain and Germany under which it has the rights to acquire further wind farms from specialist wind farm developers.

Since listing, BBW has added a number of wind farms to its portfolio in France, Germany, Spain, the United States and Australia. It has also completed two equity raisings to fund growth. BBW's investment strategy is to build strong cash flows and earnings through management of its portfolio of diversified wind farms and, where appropriate, through the acquisition of additional assets.

Operations

BBW's wind farms are located in five countries:

BBW – Wind Farm Portfolio

Country	Number	Capacity (MW)[67]		
		Operational	Under Construction	Total
Australia	3	169.6	159.0	328.6
France	2	-	52.0	52.0
Germany	4	65.8	2.0	67.8
Spain	8	222.5	-	222.5
United States	16	538.3	230.0	768.3
Total	**33**	**996.2**	**443.0**	**1,439.2**

Source: BBW reports and Grant Samuel analysis

The United States wind farms shown as "under construction" in the table are not currently owned by BBW but will be acquired upon commissioning, under the terms of an existing agreement. The capacities shown are based on ownership interests post completion. BBW is also in advanced negotiations to purchase a further 637 MW of installed capacity from 33 wind farms in Europe and the United States, for consideration of approximately $1.3 billion.

Approximately 80% of the energy produced by BBW's existing wind farm portfolio is sold under long term offtake agreements, with the remainder subject to wholesale energy prices. BBW's wind farms are located in markets which support renewable energy generation through various systems of tariff subsidies, tax incentives and rebates.

BBW's wind farms are currently contracted under medium to long term operations and maintenance agreements at prices which are typically fixed. These services are mostly provided by turbine equipment suppliers. As these agreements expire, BBW is proposing to put these services out to competitive tender.

By owning wind farms in multiple locations globally, BBW aims to diversify its income against natural variations in wind. Further, BBW's portfolio boasts diversification by equipment supplier and maintenance contractor, regulatory regime, currency and customer.

Detailed descriptions of BBW's assets and operations (including growth opportunities) are set out in Section 8 of the Scheme Booklet.

[66] One wind farm which is not yet operational and three wind farms which are under construction are currently being acquired.

[67] Capacity based on proportional ownership interest.

Structure and Management Fees

BBW is a tripled stapled entity comprising:

- a share in an Australian public company, Babcock & Brown Wind Partners Limited;
- a unit in an Australian trust, Babcock & Brown Wind Partners Trust; and
- a share in a company established in Bermuda and registered in Australia, Babcock & Brown Wind Partners (Bermuda) Limited.

The vast majority of investments in assets are made by the Australian company while the Australian trust acts as a financing vehicle. It is intended that the Bermudan company will hold non-Australian assets, if required.

Babcock & Brown Wind Partners Services Limited ("BBWPS") is the responsible entity for the Australian trust and Babcock & Brown Wind Partners Management Pty Ltd ("BBWPM") is the manager of BBW. Both BBWPS and BBWPM are wholly owned subsidiaries of Babcock & Brown.

BBWPM has entered into management agreements with each of the entities comprising BBW. The management agreements are for 25 years unless terminated by either BBW (i.e. any of the entities comprising BBW) or BBWPM. In general, BBW only has limited rights to terminate the management agreements (including a material breach of the respective agreement not corrected within 90 days) and termination of the agreements may trigger rights of parties under other agreements (e.g. pre-emptive rights in relation to BBW's United States assets).

Under the management arrangements, several different fees are payable by BBW (see Section 8 of the Scheme Booklet for details), the principal fees being:

BBW – Principal Management Fee Arrangements

Fee	Description
Responsible Entity Fee	2% per annum of the value of the gross assets of the trust, payable quarterly in arrears. Fee waived in return for payment of $512,500 per annum increased (but not decreased) for CPI for as long as BBWPM is the manager of BBW.
Base Fee	1.4% of "net investment value", payable quarterly in arrears. "Net investment value" is calculated as the average market capitalisation of BBW plus external debt of BBW (but not of its investee entities) plus firm commitments to future investments less uncommitted cash balances (but not of its investee entities) less the aggregate book value of any BBW assets not managed by BBWPM. The corporate debt component of the calculation is capped at 14% of "net investment value". Base fee reduced by quantum of responsible entity fee.
Incentive Fee	20% of any return in excess of the accumulation index for BBW stapled securities over the S&P/ASX 200 Accumulation Index less any carried forward deficit (no time restriction)[66]. Payable half yearly in arrears and up to 60% of the fee may be paid in stapled securities.
Management Expense Amount	An amount of $6 million per annum, indexed to CPI and increased by board approval.

Source: BBW reports

Other fees are payable to BBWPM or other Babcock & Brown entities in the event that BBW undertakes corporate activity including:

- **Break Fees:** one third of the net value of any break, termination or similar fee received by BBW is payable to BBWPM; and
- **Financial advisory fees:** Babcock & Brown is BBW's exclusive financial adviser and is entitled to fees negotiated on reasonable market terms and approved by the board. These fees will vary with the size and complexity of the transaction, although in most circumstances a minimum fee of 1.5% of the invested value of the target will be payable.

In the year ended 30 June 2006, BBW paid management fees of $44.4 million to Babcock & Brown entities, including a base fee of $7.2 million, a management expense amount of $4.0 million and an incentive fee of $33.2 million ($13.0 million of which was settled by the issue of BBW stapled securities).

66 There is currently a significant carried forward deficit for the purposes of calculating whether an incentive fee is payable. Substantial out performance by BBW would be required for an incentive fee to become payable in the short term.

Financial Performance

The historical financial performance of BBW for the two years ended 30 June 2006 and BBW's net operating cash flow and distribution guidance for the two years ending 30 June 2008 are summarised below:

BBW - Financial Performance ($ millions)				
	Year ended 30 June		Year ending 30 June	
	2005[69] actual AIFRS	2006 actual AIFRS	2007 forecast AIFRS	2008 forecast AIFRS
Product revenue	**16.6**	**67.8**		
EBITDA from Asset Portfolio	**12.5**	**55.6**		
Corporate and administration costs	(1.7)	(4.0)		
Management fees	-	(44.4)		
EBITDA	**10.8**	**7.2**		
Depreciation and amortisation	(6.0)	(20.1)		
EBIT	**4.8**	**(12.9)**		
Share of profit/(loss) of associates[70]	-	2.1		
EBIT after share of associates	**4.8**	**(10.8)**		
Net interest expense	(2.2)	(14.9)		
Significant and non-recurring items	1.2	9.5		
Operating profit before tax	**3.8**	**(16.2)**		
Income tax expense	(1.1)	-		
Profit after tax attributable to BBW securityholders	**2.7**	**(16.2)**		
Net operating cash flow	**6.8**	**14.2**		
Distributions[71]	**4.0**	**49.7**		
Distributions paid during year	**4.0**	**26.8**		
Statistics				
Basic earnings per stapled security		*(0.05)¢*		
Net operating cash flow per security		*3.7¢[72]*		
Distributions per stapled security		*11.2¢[73]*	*12.5¢*	*14.0¢*
Growth in distributions per security		*43.6%*	*11.6%*	*12.0%*
Proportion of distribution tax deferred		*100%*	*100%*	*100%*
Product revenue growth		*308.4%*		
EBITDA from asset portfolio growth		*337.6%*		
EBITDA growth		*(41.7)%*		
EBIT growth		*nmf*		
EBIT after share of associates growth		*nmf*		
EBITDA from asset portfolio margin	*75.3%*	*82.0%*		
EBITDA margin	*65.1%*	*10.6%*		
EBIT margin	*28.9%*	*nmf*		
Interest cover	*4.9x*	*0.5x*		

Source: BBW reports, Scheme Booklet and Grant Samuel analysis

BBW's revenue has grown rapidly since listing in 2005 as it has acquired assets. BBW acquired the Eifel wind farm in Germany, the Crescent Ridge wind farm in the United States and several other wind farms during 2006. Revenue in 2006 also included pre-commissioning revenue of $3.8 million for the Alinta Wind Farm in Western Australia and was adversely affected by below average wind speeds for a number of wind farms in Spain, Germany and Australia.

BBW owns and consolidates the earnings of the majority of its wind farms, however, a number of its United States wind farms are part owned and accounted for as associates. These interests were

69 BBW was formed in 2003 and listed on 28 October 2005. BBW adopted AIFRS from 1 July 2005. The results for the year ended 30 June 2005 have been restated under AIFRS. Only the restated accounts have been presented.

70 Relating to United States investments.

71 Distributions relating to the financial year. Includes distributions accounted for as repayment of debt prior to a change in the trust's constitution.

72 Assuming 386.1 million securities on issue

73 Including 1 cent per security distribution paid and accounted for as a repayment of debt prior to a change in the trust's constitution.

acquired between 2005 and 2007 and BBW's ownership interest will step up over approximately ten years from commencement of operations.

BBW has reported significant and non-recurring items as follows:

BBW – Significant and Non-Recurring Items ($ millions)				
	Year ended 30 June		Year ending 30 June	
	2005 actual AIFRS	2006 actual AIFRS	2007 forecast AIFRS	2008 forecast AIFRS
Compensation for loss of revenue at Alinta Wind Farm	-	5.3		
Foreign exchange gains	1.2	4.2		
Total	**1.2**	**9.5**		

Source: BBW reports and Grant Samuel analysis

BBW is targeting medium term growth in distributions of at least 3.5% per annum. *Distributions are* paid by BBW in March and September for the preceding six month periods. It is the intention of the BBW directors to make distributions out of net operating cash flow[74] after taking into account other investment capital flows such as debt amortisation, distribution reinvestment plan participation and future funding requirements or investment opportunities of the business. This approach can be summarised by reference to the net operating cash flow for the six months ended 31 December 2006 and the distribution relating that period as follows:

BBW – Calculation of Cash Available for Distribution ($ millions)	
	Six months ended 31 December 2006 actual
Profit after tax attributable to BBW securityholders	**(0.9)**
Share of (profit)/loss of associates	(1.8)
Distributions received from associates	13.5
Net loss on fair value of financial assets	0.4
Depreciation and amortisation	16.9
Amortisation of deferred borrowing costs	1.6
Movement in current tax liability	(1.7)
Movement in deferred tax balances	(1.9)
Changes in net assets (net of acquisitions and disposals)	15.4
Net operating cash flow	**41.5**
Distribution paid	**36.3[75]**

Source: Scheme Booklet and Grant Samuel analysis

BBW has not provided a forecast income statement but provided guidance for net operating cash flow for 30 June 2008 and 2009 and guidance for distributions for the years ending 30 June 2007 and 2008. This pro forma guidance takes into account:

- operating results and trading conditions for the period to 31 March 2007 and the announced acquisitions and other circumstances at the date of the Scheme Booklet. It excludes allowance for prospective acquisitions (except for the wind farms in Spain the acquisition of which is expected to complete in June 2007); and
- excludes non-recurring items and significant items. In particular it excludes an allowance for transaction costs associated with the Proposal.

The BBW Guidance (including the assumptions underlying it) is set out in Section 8.9 of the Scheme Booklet. The BBW Guidance has been prepared by BBW.

The increase in distributions per stapled securities over the period to 2008 primarily reflects the growth in the portfolio of wind farms, notwithstanding an increase in the number of stapled securities on issue during the period.

---

74 BBW defines net operating cash flow as EBITDA before associate earnings plus cash distributions from associates less corporate costs, interest paid and changes in working capital.

75 Before distribution reinvestment of $8.6 million

Financial Position

The financial position of BBW as at 31 December 2006 is summarised below:

BBW - Financial Position ($ millions)		
	As at 31 December 2006	
	As reported	As reported (Pro forma)
Receivables, prepayments and other current assets	45.2	55.0
Payables, provisions and other current liabilities	(83.1)	(88.7)
Net working capital	**(37.9)**	**(33.7)**
Property, plant and equipment	727.8	955.9
Equity accounted associates	255.5	665.7
Goodwill and other intangible assets	180.4	297.2
Non current assets and liabilities (net)	43.3	45.9
Total funds employed	**1,169.1**	**1,931.0**
Cash and cash equivalents	174.7	197.7
Interest bearing liabilities	(715.0)	(1,354.2)
Net borrowings	**(540.3)**	**(1,156.5)**
Net assets	**628.8**	**774.5**
Outside equity interests	(8.4)	(8.4)
Net assets attributable to BBW stapled securityholders	**620.4**	**766.1**
Statistics		
Stapled securities on issue at period end (million)	*580.1*	*677.4*[76]
Net assets per stapled security	*$1.08*	*$1.14*
NTA per stapled security	*$0.77*	*$0.70*
Book gearing	*46.2%*	*59.9%*
Market gearing[77]	*34.6%*	*49.2%*

Source: BBW reports, Scheme Booklet and Grant Samuel analysis

BBW has recently completed a global refinancing of its portfolio to optimise its funding capacity. BBW has not stated a target gearing level but has noted that comparable infrastructure entities typically have market gearing in the 60-70% range.

Intangible assets other than goodwill primarily reflect licences as well as the framework agreements BBW has entered into to ensure a further asset development pipeline.

The BBW Financial Position reflects a number of adjustments to allow for capital raisings and acquisitions announced since 31 December 2006. The BBW Financial Position (including the assumptions underlying it) is set out in Section 8.9 of the Scheme Booklet. The BBW Financial Position has been prepared by BBW and reviewed by PwC Securities. PwC Securities' Investigating Accountant's Report is set out as Annexure F to the Scheme Booklet.

Capital Structure and Ownership

As at 22 June 2007, BBW had 673,070,882 stapled securities on issue[78].

Since listing, BBW has (in addition to its distribution reinvestment plan) raised new equity as follows:

- a $118.6 million placement of 74.1 million stapled securities at $1.60 in May 2006; and
- a $156.8 million placement of 87.1 million stapled securities at $1.80 per security in April 2007. In conjunction with this placement, and subject to BBW securityholder approval, BBW is raising a further $7.8 million from the issue of 4.35 million stapled securities at $1.80 to Babcock & Brown.

---

76 Assumes placement of 4.35 million stapled securities to Babcock & Brown is approved by securityholders.

77 Based on BBW security price as at 29 March 2007 (being the day prior to announcement of the Original Proposal) of $1.76.

78 In addition, BBW has (subject to securityholder approval) agreed to issue a further 4.35 million stapled securities to Babcock & Brown at $1.80 each. The date of the securityholder meeting in relation to this placement has not yet been announced but is expected to be in the third quarter of 2007.

As at 31 May 2007, BBW had 5,899 registered securityholders. The relatively low number of securityholders in part reflects that the IPO in October 2005 was made to clients of selected brokers and not generally to the public. As at 31 May 2007, the top 20 securityholders accounted for approximately 74% of the stapled securities on issue and (except for Babcock & Brown) are mainly institutional investors.

BBW has operated a distribution reinvestment plan since June 2006. To date it has a participation rate of around 23%.

BBW has received the following substantial securityholder notices:

BBW – Substantial Stapled Securityholders at 22 June 2007			
	Date of Notice	Number of securities	Percentage interest
Babcock & Brown[74]	7 May 2007	81,161,803	12.06%
Merrill Lynch & Co., Inc.	24 May 2007	53,069,746	7.88%
National Power Partners Group	3 May 2007	36,034,046	6.15%
Kairos Fund Limited	27 March 2007	35,153,851	6.01%
Gandhara Master Fund Limited	4 December 2006	33,066,600	5.70%

Source: IRESS

Stapled Security Price Performance

A summary of the price and trading history of BBW since listing is set out below:

BBW – Stapled Security Price History	Stapled Security Price ($)			Average Weekly Volume (000's)	Average Weekly Transactions
	High	Low	Close		
Year ended 31 December					
2005 (from 28 October 2005)	1.80	1.60	1.77	13,057	615
2006	1.97	1.20	1.72	11,377	799
Month ended					
31 January 2007	1.74	1.61	1.66	8,609	1,224
28 February 2007	1.76	1.62	1.66	8,375	1,399
31 March 2007	1.83	1.58	1.84	10,931	1,575
30 April 2007	1.90	1.78	1.88	15,007	1,839
31 May 2007	2.07	1.80	1.88	14,598	1,816
30 June 2007 (to 22 June)	2.00	1.91	1.94	11,394	2,001

Source: IRESS

BBW stapled securities were issued at $1.40 each and closed on the first day of trading at $1.68, a 20% premium. After trading in the range $1.65-1.80, the price hit a record high in intraday trade on 16 January 2006. During this period Gandhara Master Fund Limited built up a 5.1% stake. The price declined gradually over the period to June 2006 during which BBI sold 30 million stapled securities (37% of its holding) at $1.60 per security and the voluntary escrow of BBW securities from listing finished. On 15 June 2006, over 75 million securities traded following finalisation of a capital raising announced in early May 2006. Subsequently, the stapled security price moved below $1.50 for the first time since listing.

On 3 August 2006, BBW announced that it would not meet its 2006 forecast due to delays in two acquisitions and negative wind variances at a number of its operational wind farms. Consequently the security price fell 17% to a low of $1.20 but recovered to trade in the range $1.40-1.50. The price then gradually increased and moved above $1.50 again during October 2006. Since November 2006, until immediately prior to the announcement of the Original Proposal, BBW traded in the range $1.45-1.75 (at a volume weighted average price of $1.59). On 14 December 2006, BBI sold the remainder of its stake (8.9%) at $1.58 per security.

[74] Excluding the conditional placement of 4.35 million stapled securities (subject to shareholder approval) and stapled securities held by senior management of Babcock & Brown. In May 2006, senior management of Babcock & Brown held approximately 4% of the issued securities in BBW.

Since the announcement of the Original Proposal BBW stapled securities have traded in the range $1.72-2.07 at a volume weighted average price of $1.88. BBW undertook a $156.8 million placement on 26 April 2007 at a price of $1.80 per stapled security. The BBW stapled security price closed at $1.94 on 22 June 2007.

The following graph illustrates the movement in BBW's share price and trading volumes since listing:


BBW - Daily Security Price and Trading Volume
(28 October 2005 - 22 June 2007)
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
Price
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
Volume (000's)
Oct-05
Jan-06
Apr-06
Jul-06
Oct-06
Jan-07
Apr-07

Source: IRESS

The market for BBW securities is relatively liquid. It has improved considerably over the last 12 months following the lifting of the voluntary escrow period and as BBI has divested all of its interest in BBW (originally 18.5% of issued capital). Average weekly volumes over the 12 months prior to the announcement of the Original Proposal represented approximately 2.2% of weighted average securities on issue or annual turnover of around 109% of total weighted average issued capital. Excluding the stapled securities held by Babcock & Brown and BBI during the period, around 147% of weighted average issued capital has been traded over the last 12 months.

BBW is a member of various indices including the S&P/ASX 200 Index and the S&P/ASX 200 Utilities Index. At 22 June 2007, its weighting in these indices was approximately 0.1% and 3.7% respectively. The following graph illustrates the performance of BBW stapled securities since listing relative to the S&P/ASX 200 Industrial Index and the S&P/ASX 200 Utilities Index:


BBW vs S&P/ASX 200 Industrial Index vs
S&P/ASX 200 Utilities Index
(28 October 2005 - 22 June 2007)
170
150
130
110
90
70
50
Oct-05
Jan-06
Apr-06
Jul-06
Oct-06
Jan-07
Apr-07
BBW
S&P/ASX 200 Utilities Index
S&P/ASX 200 Industrial Index

Source: IRESS

During the first three months of listing BBW outperformed both indices. This early outperformance resulted in Babcock & Brown being entitled to an incentive fee of $33 million. From early January 2006 until August 2006, BBW significantly underperformed both indices in part reflecting the fall from a high price caused by significant short term buying pressure from a substantial shareholder and BBW's profit warning in August 2006. Since this time, BBW has performed significantly better, tracking broadly in line with both indices and post announcement of the Original Proposal exceeding both indices.

Profile of New BBW

New BBW will comprise the existing wind farm portfolio of BBW plus $211 million received from Alinta in lieu of Wattle Point Wind Farm which has been sold by Alinta (with BBW's consent) subsequent to the announcement of the Original Proposal. A detailed description of New BBW is set out in Section 8.9 of the Scheme Booklet.

New BBW will continue to pursue the growth of its portfolio of diversified wind farms. The cash received by BBW as a result of its participation in the Proposal will facilitate funding flexibility for acquisitions and complements BBW's current global refinancing initiative.

New BBW will have approximately 801.8[86] million stapled securities on issue (803.2 million on a fully diluted basis).

Assuming the Default Alternative, former Alinta shareholders will collectively hold 16.1% of the New BBW stapled securities on issue (16.2% on a fully diluted basis). The number of registered shareholders could increase to around 161,000, however, it could be as low as 57,000 depending on the number of Alinta shareholders who are eligible for and elect the Cash Out Alternative. Babcock & Brown is expected to be the largest substantial shareholder with a relevant interest of approximately 10.6%.

BBW has not provided a forecast income statement reflecting the impact of the Proposal. Rather, it has reconfirmed its previous guidance for distributions for the years ending 30 June 2007 and 2008 and provided guidance for net operating cash flow for the years ending 30 June 2008 and 2009 as set out below:

86 806.2 million stapled securities if the 4.35 million placement to Babcock & Brown subject to securityholder approval is included

BBW – Pro Forma Guidance			
	Year ending 30 June		
	2007 AIFRS	2008 AIFRS	2009 AIFRS
Net operating cash flow ($ million)		140.0	161.0
Growth		*nmf*	*15.0%*
Net operating cash flow per security		17.1¢	19.3¢
Growth		*nmf*	*12.9%*
Distributions per security	12.5¢	14.0¢	
Growth	*11.6%*	*12.0%*	
Proportion of distribution tax deferred	100%	100%	

Source: BBW announcements, Scheme Booklet and Grant Samuel analysis

This pro forma guidance takes into account implementation of the Proposal from 1 July 2007 (i.e. a full year impact in 2008) including the issue of 128.8 million stapled securityholders to Alinta shareholders. As a consequence, it reflects approximately $20 million of interest income on cash balances although it is expected that those balances will be redirected to prospective acquisitions.

Detailed guidance for New BBW (including detailed assumptions underlying the guidance) is set out in Section 8 of the Scheme Booklet. The pro forma guidance has been prepared by BBW.

BBW expects the absolute amount of net operating cash flow to increase substantially over the period (on a per security basis this equates to growth of approximately 12.5% per annum). This increase primarily reflects the growth in the wind farm portfolio.

The level of future distributions is a matter for the board of New BBW and depends on financial and other circumstances at the time (and will be paid out of net operating cash flow as set out earlier in this section). BBW anticipates that New BBW will make distributions of approximately 12.5 cents and 14.0 cents per stapled security in relation to the years ending 30 June 2007 and 30 June 2008 respectively. This is in line with BBW's distribution guidance before allowance for implementation of the Proposal. New BBW's first distribution following implementation of the Proposal is to be for the six months ended 31 December 2007, payable in March 2008. Alinta shareholders will rank pari passu with other BBW securityholders for that distribution and all subsequent distributions.

The pro forma financial position of New BBW as at 31 December 2006 is summarised below:

New BBW – Pro Forma Financial Position ($ millions)		
	As at 31 December 2006	
	After Alinta Acquisition	After Alinta Acquisition and Future Commitments
Current assets	55.0	55.0
Current liabilities	(88.7)	(88.7)
Net working capital	**(33.7)**	**(33.7)**
Property, plant and equipment	955.9	1,093.2
Equity accounted associates	665.7	761.5
Goodwill and other intangible assets	297.2	297.2
Other non current assets and liabilities (net)	45.9	45.9
Total funds employed	**1,931.0**	**2,164.1**
Cash and cash equivalents	399.2	395.4
Interest bearing liabilities	(1,354.2)	(1,583.5)
Net borrowings	**(955.0)**	**(1,188.1)**
Net assets	**976.0**	**976.0**
Outside equity interests	(8.4)	(8.4)
Net assets attributable to New BBW stapled securityholders	**967.6**	**967.6**
Statistics		
Stapled securities on issue at period end (million)	*806.2*	*806.2*
Net assets per stapled security	*$1.21*	*$1.21*
NTA per stapled security	*$0.84*	*$0.84*
Book gearing	*49.5%*	*54.9%*
Market gearing[43]	*37.9%*	*43.2%*

Source: Scheme Booklet and Grant Samuel analysis

The New BBW Financial Position following the acquisition of the Alinta assets has been prepared on the basis that the Proposal was implemented on 31 December 2006. For illustrative purposes, BBW has also presented the pro forma financial position reflecting future committed expenditure on acquisitions and construction (as previously announced).

The New BBW Financial Position (including a description of the assumptions and adjustments made) is set out in Section 8.9 of the Scheme Booklet. The New BBW Financial Position has been prepared by BBW and reviewed by PwC Securities. PwC Securities' Investigating Accountant's Report is set out as Annexure F to the Scheme Booklet.

The New BBW Financial Position shows book gearing of 49.5% after implementation of the Proposal. If prior commitments are allowed for then book gearing increases to 54.9%.

[43] Based on BBW security price as at 22 June 2007 of $1.94.

7 Valuation of Alinta

7.1 Valuation Summary

Alinta has been valued in the range $6.9-8.1 billion which corresponds to a value of $13.84-16.16 per share. The valuation represents the estimated full underlying value of Alinta assuming 100% of the company was available to be acquired and includes a premium for control. The value exceeds the price at which, based on current market conditions, Grant Samuel would expect Alinta shares to trade on the ASX in the absence of the Proposal or some similar change of control transaction.

The value for Alinta is the aggregate of the estimated market value of Alinta's operating business and other assets less external borrowings and non-trading liabilities. The valuation is summarised below:

Alinta - Valuation Summary ($ millions)			
	Section Reference	Valuation Range Low	High
Business operations			
Transmission and Distribution	7.3	7,520.0	8,170.0
Power Generation	7.4	805.0	900.0
Energy Markets	7.5	900.0	970.0
Asset Management	7.6	2,600.0	2,800.0
Corporate costs	7.9	(375.0)	(315.0)
Total business operations		**11,450.0**	**12,525.0**
Investment in APA Group	7.7	630.0	660.0
Other assets and liabilities	7.8	104.5	194.5
Costs savings (listed company and other corporate costs)	7.9	180.0	150.0
Net borrowings (adjusted)	7.10	(5,437.4)	(5,437.4)
Value of equity		**6,927.1**	**8,092.1**
Fully diluted shares on issue (millions)		500.7	500.7
Value per share		**$13.84**	**$16.16**

The value attributed to the various operating businesses is an overall judgement having regard to a number of valuation methodologies and parameters, including capitalisation of earnings or cash flows (multiples of EBITDA and EBIT), discounted cash flow ("DCF") analysis and other measures commonly used in the energy infrastructure sector (including multiples of regulated asset base and customer accounts).

The DCF analysis undertaken by Grant Samuel was based on operating models and long term business plans provided by Alinta. The financial models developed by Grant Samuel use as their starting point the balance sheet of Alinta as at 31 December 2006 and projects cash flows from 1 January 2007. Projected ungeared after tax cash flows were discounted to a net present value ("NPV") using nominal after tax discount rates appropriate for each business. Appendix 1 sets out a detailed analysis of the selection of the discount rates used in this report.

The earnings multiples implied by the valuation of Alinta's operating business and the value of the equity of Alinta are summarised below:

Alinta – Implied Valuation Parameters	Value Range	
	Low	High
Multiple of EBITDA (adjusted)[62]		
Year ending 31 December 2007 (forecast)	13.9	15.0
Year ending 30 June 2008 (forecast)	12.9	14.0
Multiple of EBIT (adjusted)[62]		
Year ending 31 December 2007 (forecast)	19.4	21.0
Year ending 30 June 2008 (forecast)	17.8	19.2
Multiple of net profit after tax[63]		
Year ending 31 December 2007 (forecast)	32.9	38.4
Year ending 30 June 2008 (forecast)	31.7	37.1
Multiple of NTA at 31 December 2006[64]		
Geared	5.6	6.6
Ungeared	1.5	1.7

Grant Samuel believes that the multiples implied by the valuation are reasonable. There are several important factors which support the multiples:

- the market evidence in terms of multiples implied by the acquisitions of other Australian energy infrastructure owners and infrastructure management businesses and the share prices of listed Australian entities in the energy infrastructure sector;
- the multiples reflect the blend of Alinta's various businesses (i.e. energy transmission and distribution, power generation and an infrastructure services business). There is no single company to which Alinta can be directly compared but there are comparables for its key components. For example:
  - Origin Energy and AGL Energy are primarily power generators and retailers and are trading at blended multiples between 9 and 10 times forecast EBITDA;
  - Envestra and APA Group are primarily gas distribution and transmission businesses (respectively) and are trading in excess of 12 times forecast EBITDA; and
  - WorleyParsons, United Group and Transfield Services are infrastructure service providers and are trading at in excess of 13 times EBITDA; and
- the strategic attractions of Alinta's businesses including its:
  - 100% ownership of the gas distribution network in New South Wales (the largest single network in the country);
  - controlling interests in the sole gas distribution network (AlintaGas Networks) and the incumbent gas retailer (WA Retail) in Western Australia;
  - a significant portfolio of gas transmission pipelines and electricity generation assets; and
  - a substantial national energy infrastructure services business which has a stronger growth profile than regulated infrastructure assets;
- significant cost savings that are flowing through the business in the current year (2007) from the integration of AGL's Agility business with Alinta Asset Management with more savings to emerge in 2008. Alinta has identified $70 million of total annual savings which it believes are achievable by 2009 in the absence of a takeover offer.

The detailed value analysis for each component of this valuation is set out in the following sections.

---

62 The forecast multiples of EBITDA and EBIT are based on the Scheme Booklet earnings adjusted to reflect:
- earnings relating to Glenbrook Power Station and Cawse Cogeneration Facility (which are treated as finance leases for accounting purposes); and
- the proportionate earnings of ActewAGL Distribution (50% owned), AlintaGas Networks (74.1% owned) and AlintaAGL (67% owned).

Historical multiples are not shown as historical earnings only reflect a part year contribution from the Alinta/AGL Transaction and therefore the resulting earnings multiples are not meaningful.

63 Based on adjusted profit attributable to Alinta shareholders (see Section 11.2 of the Scheme Booklet).

64 Based on pro forma Alinta balance sheet at 31 December 2006 (see Section 11.2 of the Scheme Booklet).

7.2 Methodology

7.2.1 Overview

Grant Samuel's valuation of Alinta has been estimated by aggregating the estimated market value of its operating businesses together with the realisable value of non-trading assets and deducting external borrowings and non-trading liabilities. The value of the operating businesses have been estimated on the basis of fair market value as a going concern, defined as the maximum price that could be realised in an open market over a reasonable period of time assuming that potential buyers have full information.

The valuation of Alinta is appropriate for the acquisition of the company as a whole and, accordingly, incorporates a premium for control. The value is in excess of the level at which, under current market conditions, shares in Alinta could be expected to trade on the sharemarket. Shares in a listed company normally trade at a discount of 15-25% to the underlying value of the company as a whole (but this discount does not always apply).

The most reliable evidence as to the value of a business is the price at which the business or a comparable business has been bought and sold in an arm's length transaction. In the absence of direct market evidence of value, estimates of value are made using methodologies that infer value from other available evidence. There are four primary valuation methodologies that are commonly used for valuing businesses:

- capitalisation of earnings or cash flows;
- discounting of projected cash flows;
- industry rules of thumb; and
- estimation of the aggregate proceeds from an orderly realisation of assets.

Each of these valuation methodologies has application in different circumstances. The primary criterion for determining which methodology is appropriate is the actual practice adopted by purchasers of the type of business involved.

Nevertheless, valuations are generally based on either or both discounted cash flow or multiples of earnings and Grant Samuel has had regard to both methodologies in the valuation of Alinta. In addition, for the regulated transmission and distribution assets some weight has also been given to the implied multiples of regulated asset base ("RAB") which is the value of the fixed assets set by the relevant regulator as the basis for determining tariffs.

7.2.2 Discounted Cash Flow

Discounting of projected cash flows has a strong theoretical basis. It is the most commonly used method for valuation in a number of industries, including resources, and for the valuation of start-up projects where earnings during the first few years can be negative but it is also widely used in the valuation of established industrial businesses. Discounted cash flow valuations involve calculating the net present value of projected cash flows. This methodology is able to explicitly capture the effect of the fixed term contracts which form the basis of infrastructure assets, the effect of a turnaround in the business, the ramp up to maturity or significant changes expected in capital expenditure patterns. The cash flows are discounted using a discount rate which reflects the risk associated with the cash flow stream.

Considerable judgement is required in estimating future cash flows and it is generally necessary to place great reliance on medium to long term projections prepared by management. The discount rate is also not an observable number and must be inferred from other data (usually only historical). None of this data is particularly reliable so estimates of the discount rate necessarily involve a substantial element of judgement. In addition, even where cash flow forecasts are available, the terminal or continuing value is

usually a high proportion of value. Accordingly, the multiple used in assessing this terminal value becomes the critical determinant in the valuation (i.e. it is a "de facto" cash flow capitalisation valuation). The net present value is typically extremely sensitive to relatively small changes in underlying assumptions, few of which are capable of being predicted with accuracy, particularly beyond the first two or three years. The arbitrary assumptions that need to be made and the width of any value range mean the results are often not meaningful or reliable. Notwithstanding these limitations, discounted cash flow valuations are commonly used and can at least play a role in providing a check on alternative methodologies, not least because explicit and relatively detailed assumptions as to expected future performance need to be made.

Financial models for certain of the operating business have been developed by Grant Samuel from operating models and long term business plans provided by Alinta. These models allow the key drivers of revenues, costs and capital expenditure to be modelled. The models are based on a large number of assumptions and are subject to significant uncertainty and contingencies, many of which are outside the control of Alinta. A number of different scenarios have been developed and analysed to reflect the impact on value of various key assumptions relating to pricing, capital expenditure and other factors. The financial models are discussed in more detail in the following sections of this report.

7.2.3 Capitalisation of Earnings or Cash Flows

Capitalisation of earnings or cash flows is the most commonly used method for valuation of industrial businesses. This methodology is most appropriate for industrial businesses with a substantial operating history and a consistent earnings trend that is sufficiently stable to be indicative of ongoing earnings potential. This methodology is not particularly suitable for start-up businesses, businesses with an erratic earnings pattern or businesses that have unusual capital expenditure requirements. This methodology involves capitalising the earnings or cash flows of a business at a multiple that reflects the risks of the business and the stream of income that it generates. These multiples can be applied to a number of different earnings or cash flow measures including EBITDA, EBIT or net profit after tax. These are referred to respectively as EBITDA multiples, EBIT multiples and price earnings multiples. Price earnings multiples are commonly used in the context of the sharemarket. EBITDA and EBIT multiples are more commonly used in valuing whole businesses for acquisition purposes where gearing is in the control of the acquirer but are also used extensively in sharemarket analysis.

Where an ongoing business with relatively stable and predictable cash flows is being valued, Grant Samuel uses capitalised earnings or operating cash flows as a primary reference point.

Application of this valuation methodology involves:

- estimation of earnings or cash flow levels that a purchaser would utilise for valuation purposes having regard to historical and forecast operating results, non-recurring items of income and expenditure and known factors likely to impact on operating performance; and

- consideration of an appropriate capitalisation multiple having regard to the market rating of comparable businesses, the extent and nature of competition, the time period of earnings used, the quality of earnings, growth prospects and relative business risk.

The choice between parameters is usually not critical and should give a similar result. All are commonly used in the valuation of industrial businesses. EBITDA can be preferable to EBIT if depreciation or non-cash charges distort earnings or make comparisons between companies difficult. On the other hand, EBIT can better adjust for differences in relative capital expenditure intensity.

Determination of the appropriate earnings multiple is usually the most judgemental element of a valuation. Definitive or even indicative offers for a particular asset or business can

provide the most reliable support for selection of an appropriate earnings multiple. In the absence of meaningful offers it is necessary to infer the appropriate multiple from other evidence.

The usual approach used by valuers is to determine the multiple that other buyers have been prepared to pay for similar businesses in the recent past. A pattern may emerge from transactions involving similar businesses with sales typically taking place at prices corresponding to earnings multiples within a particular range. This range will generally reflect the growth prospects and risks of those businesses. Mature, low growth businesses will, in the absence of other factors, attract lower multiples than those businesses with potential for significant growth in earnings.

An alternative approach in valuing businesses is to review the multiples at which shares in listed companies in the same industry sector trade on the sharemarket. This gives an indication of the price levels at which portfolio investors are prepared to invest in these businesses. However, share prices reflect trades in small parcels of shares (portfolio interests) rather than whole companies and it is necessary to adjust for this factor.

In interpreting and evaluating such data it is necessary to recognise that:

- multiples based on listed company share prices do not include a premium for control and are therefore often (but not always) less than multiples that would apply to acquisitions of similar companies. However, while the premium paid to obtain control in takeovers is observable (typically in the range 20-35%) it is inappropriate to simply add a premium to listed multiples. The premium for control is an outcome of the valuation process, not a determinant of value. Premiums are paid for reasons that vary from case to case and may be substantial due to synergy or other benefits available to the acquirer. In other situations premiums may be minimal or even zero. There are transactions where no corporate buyer is prepared to pay a price in excess of the prices paid by sharemarket investors;
- acquisition multiples from comparable transactions are therefore usually seen as a better guide when valuing 100% of a business but the data tends to be less transparent and information on forecast earnings is often unavailable;
- the analysis will give a range of outcomes from which averages or medians can be determined but it is not appropriate to simply apply such measures to the company being valued. The most important part of valuation is to evaluate the attributes of the specific company being valued and to distinguish it from its peers so as to form a judgement as to where on the spectrum it appropriately belongs;
- acquisition multiples are a product of the economic and other circumstances at the time of the transaction. However, each transaction will be the product of a unique combination of factors, including:
  - economic factors (e.g. economic growth, inflation, interest rates) affecting the markets in which the company operates;
  - strategic attractions of the business - its particular strengths and weaknesses, market position of the business, strength of competition and barriers to entry;
  - the company's own performance and growth trajectory;
  - rationalisation or synergy benefits available to the acquirer;
  - the structural and regulatory framework;
  - investment and sharemarket conditions at the time; and
  - the number of competing buyers for a business;
- acquisitions and listed companies in different countries can be analysed for comparative purposes, but it is necessary to give consideration to differences in overall sharemarket levels and ratings between countries, economic factors (economic

growth, inflation, interest rates) and market structures (competition etc) and the regulatory framework. It is not appropriate to adjust multiples in a mechanistic way for differences in interest rates or sharemarket levels;

- acquisition multiples are based on the target's earnings but the price paid normally reflects the fact that there were synergies available to the acquirer (at least if the acquirer is a "trade buyer" with existing businesses in the same or a related industry). If the target's earnings were adjusted for these synergies, the effective multiple paid by the acquirer would be lower than that calculated on the target's earnings; and

- while EBITDA multiples are commonly used benchmarks they are an incomplete measure of cash flow. The appropriate multiple is affected by, among other things, the level of capital expenditure (and working capital investment) relative to EBITDA. In this respect:

  - EBIT multiples can in some circumstances be a better guide because (assuming depreciation is a reasonable proxy for capital expenditure) they effectively adjust for relative capital intensity and present a better approximation of free cash flow. However, capital expenditure is lumpy and depreciation expense may not be a reliable guide. In addition, there can be differences between companies in the basis of calculation of depreciation; and

  - businesses that generate higher EBITDA margins than their peer group companies will, all other things being equal, warrant higher EBITDA multiples because free cash flow will, in relative terms, be higher (as capital expenditure is a smaller proportion of earnings).

The analysis of comparable transactions and sharemarket prices for comparable companies will not always lead to an obvious conclusion as to which multiple or range of multiples will apply. There will often be a wide spread of multiples and the application of judgement becomes critical. Moreover, it is necessary to consider the particular attributes of the business being valued and decide whether it warrants a higher or lower multiple than the comparable companies. This assessment is essentially a judgement.

In determining values for Alinta's businesses, Grant Samuel has placed particular reliance on the EBITDA and EBIT multiples implied by the valuation range compared to the EBITDA and EBIT multiples derived from an analysis of comparable listed companies and transactions involving comparable businesses.

7.2.4 Industry Rules of Thumb

Industry rules of thumb are commonly used in some industries. These are generally used as a "cross check" of the result determined by a capitalised earnings valuation or by discounting cash flows. While they are only used as a cross check in most cases, industry rules of thumb can be the primary basis on which buyers determine prices in some industries. In the case of energy infrastructure businesses a common rule of thumb is the multiple of RAB which is the value of the fixed assets set by the relevant regulator as the basis for determining tariffs. However, it should be recognised that rules of thumb are usually relatively crude and prone to misinterpretation.

7.2.5 Net Assets/Realisation of Assets

Valuations based on an estimate of the aggregate proceeds from an orderly realisation of assets are commonly applied to businesses that are not going concerns. They effectively reflect liquidation values and typically attribute no value to any goodwill associated with ongoing trading. Such an approach is not appropriate in Alinta's case.

7.3 Transmission and Distribution

7.3.1 Overview

Grant Samuel estimates the value of Alinta's transmission and distribution businesses to be in the range $7,520-8,170 million:

Transmission and Distribution - Valuation Summary ($ millions)			
Asset	Section Reference	Value Range	
		Low	High
Gas and Electricity Distribution Networks	7.3.3	5,500	5,950
Gas Transmission Pipelines	7.3.4	1,400	1,460
Investments	7.3.5	620	760
Total		7,520	8,170

For the purposes of this valuation the transmission and distribution businesses are:

- ***Gas and Electricity Distribution Networks:***
  - Alinta New South Wales Gas Distribution Network;
  - Alinta Victorian Electricity Distribution Network;
  - AlintaGas Networks (74.1%); and
  - ActewAGL Distribution (50%).

  The valuation includes the proportionate value of the enterprise value of Alinta Gas Networks and ActewAGL Distribution.

- ***Gas Transmission Pipelines:***
  - Queensland Gas Pipeline;
  - Eastern Gas Pipeline;
  - Tasmanian Gas Pipeline; and
  - VicHub.

- ***Investments:***
  - United Energy Distribution (34%);
  - Multinet Gas (20.1%); and
  - Dampier to Bunbury Natural Gas Pipeline (17.4%).

In determining these values, Grant Samuel had regard to DCF analysis, multiples of EBITDA and multiples of RAB (as appropriate). All three approaches give results that are broadly consistent with the selected value ranges.

This value is the aggregate of the values attributed by Grant Samuel to each of the transmission and distribution businesses. Individual asset values have not been disclosed in this report as Alinta does not release financial information on an individual asset/business basis.

7.3.2 Market Valuation Parameters

The most common valuation metric for energy infrastructure businesses, other than distribution yield, is EBITDA multiples (rather than EBIT).

In recent times, the multiples paid for energy infrastructure assets either in the public listed market or in private treaty acquisitions have been relatively high particularly having regard to the modest growth profile of these businesses. The majority of the assets are regulated and long run growth is generally limited to population growth and inflation (with some potential for increased utilisation or penetration). However, cash flows of the assets are very stable and predictable and therefore the entities are able to use high degrees of leverage to produce attractive returns to equity investors. Coupled with tax efficient structures, this combination results in relatively high EBITDA multiples for listed companies which is also reflected in acquisitions (see below).

In addition, infrastructure assets are reasonably transparent, with a considerable level of publicly available information on revenues, volumes, operating costs and capital investment. Moreover, the assets are "ring fenced" with little opportunity for integration with other assets (particularly in revenue terms). There are some operating cost synergies available for acquirers but, in the long term, these will be shared with the infrastructure customers.

In this respect, it is Grant Samuel's view that listed infrastructure assets trade on the ASX at close to their full underlying value. Accordingly, there is unlikely to be a material premium for control of the extent often seen in takeover transactions. This is broadly confirmed by historical transaction evidence, although, since 2004 there has been a greater propensity to pay premiums above listed company multiples (possibly due to the increased market interest in this investment class).

The market valuation parameters relevant for an assessment of Alinta's transmission and distribution assets are summarised below.

Transaction Evidence

The table below sets out the EBITDA multiples implied by selected transactions involving the acquisition of energy infrastructure assets in Australia and New Zealand since 2002:

Recent Transaction Evidence

Date	Target	Type[65]	Transaction	Consideration[66] (millions)	EBITDA Multiple[67] (times) Historical	EBITDA Multiple[67] (times) Forecast
Electricity – Australia						
Dec 06	DirectLink	I	Acquisition by APA Group	A$170	na[68]	15.3
Mar 06	Murraylink	I	Acquisition by APA Group	A$153	na	15.8
Dec 05	SP AusNet	I	IPO	A$2,883	13.3	13.1
Nov 05	Spark	I	IPO	A$2,017	9.9	10.7
Apr 04	TXU Australia	G/R/I	Acquisition by Singapore Power	A$5,100	9.2	8.6
Jul 03	United Energy	I	Scheme with Alinta	A$1,340	8.1	7.5
Gas – Australia						
Apr 07 pending	Envestra Limited	I	Acquisition of 17.2% by APA Group	A$990	12.7	13.1
Apr 07 pending	SEA Gas Pipeline	I	Acquisition of 33.3% by APA Group	A$400	na	14.5
Nov 06	AIH	I	Acquisition by Alinta	A$956	14.3	14.5
Oct 06	AllGas	I	Acquisition by APA Group	A$521	na	18.1
Aug 06	GasNet	I	Takeover by APA Group	A$452	13.9	13.3
Apr 06	AGL Infrastructure	I	Acquisition by Alinta	A$6,500	13.0	12.6
Sep 05	AIH	I	IPO	A$926	17.4	14.2
Feb 05	Carpentaria Gas Pipeline	I	Acquisition of 30% by APA Group	A$327	na	na
Aug 04	Dampier to Bunbury Natural Gas Pipeline	I	Acquisition by DUET/Alinta/Alcoa	A$1,860	na	11.1
Aug 04	45% of Southern Cross Pipelines/100% of Parmelia Gas	I	Acquisition by APA Group	A$206	8.3	na
Mar 04	Duke Energy Australian and New Zealand assets	I	Acquisition by Alinta	A$1,690	17.0	15.5
Electricity – New Zealand						
Aug 04	Powerco	I	Acquisition by BBI	NZ$680	9.4	9.0
Sep 02	UnitedNetworks	I	Acquisition by Vector	NZ$1,500	8.7	8.4
Sep 02	UnitedNetworks' electricity distribution networks	I	Acquisition by Powerco	NZ$590	9.0	8.9

65 G = Generation; R = Retail; I = Infrastructure; H = Water

66 Implied equity value if 100% of the company or business had been acquired.

67 Represents gross consideration divided by EBITDA.

68 na = not available

Recent Transaction Evidence						
Date	Target	Type	Transaction	Consideration (millions)	EBITDA Multiple (times) Historical	EBITDA Multiple (times) Forecast
Gas – New Zealand						
Apr 07	Rockgas Limited	I	Acquisition by Contact Energy	NZ$156	8.0	7.8
Jun 05	NGC Holdings	I	Acquisition of 32.8% interest by Vector	NZ$1,506	10.7	10.1
Oct 04	NGC Holdings	I	Acquisition of 67.2% interest by Vector	NZ$866	9.6	9.2

Source: Grant Samuel analysis (see Appendix 2)

Further details on these transactions are set out in Appendix 2. The following factors are relevant to consideration of the transaction evidence:

- since 2005 there has been a marked increase in the multiples paid for energy infrastructure assets in Australia, possibly due to the scarcity of assets available for acquisition. Furthermore, APA Group has been the most prominent and aggressive acquirer during the period;
- transactions involving both infrastructure and generation/retail assets will have multiples that represent a blend of these two businesses. Similarly, a number of the transactions involve entities with both distribution and transmission assets (e.g. SP AusNet) or transmission and generation assets (e.g. AIH) and these multiples will represent a blend of the relevant businesses;
- the gas transactions involve predominantly transmission pipelines rather than distribution assets. The AllGas transaction reflects a gas distribution asset and is at higher multiples than recent gas transmission transactions;
- while APA Group's acquisition of a 17.2% interest in Envestra and a 33.3% interest in SEA Gas Pipeline are for minority interests, they are both strategic interests; and
- the IPOs of AIH, SP AusNet and Spark reflect portfolio interests and therefore the implied multiples, theoretically, do not include a premium for control. The forecast EBITDA multiples for the AIH and SP AusNet listings are nevertheless relatively high. In comparison, the Spark listing multiples are low which could reflect its minority holdings and the complexity of its corporate structure.

Sharemarket Evidence

The following table sets out the implied EBITDA multiples for a range of listed energy infrastructure entities based on share prices as at 22 June 2007[89]:

Sharemarket Ratings of Selected Listed Energy Infrastructure Entities					
Entity	Type[90]	Market Capitalisation (millions)	EBITDA Multiple[91] (times) Historical	EBITDA Multiple[91] (times) Forecast Year 1	EBITDA Multiple[91] (times) Forecast Year 2
Distribution Infrastructure					
SP AusNet	E/G	A$3,003.0	10.5	10.0	9.9
Spark	E	A$1,987.0	10.3	10.2	9.6
DUET	E/G	A$2,313.4	12.1	11.4	10.4
Envestra	G	A$984.4	12.3	12.3	12.3
Vector	E/G	NZ$2,710.0	10.0	9.4	9.1

89 Except for SP AusNet and BBI which are based on sharemarket prices as at 29 March 2007 (the day prior to the announcement of the Original Proposal).

90 E = Electricity; G = Gas; W = Wind; T = Transport; H = Water

91 Represents gross capitalisation (that is, the sum of the market capitalisation adjusted for minorities, plus borrowings less cash as at the latest balance date) divided by EBITDA

Sharemarket Ratings of Selected Listed Energy Infrastructure Entities

Entity	Type[#]	Market Capitalisation (millions)	EBITDA Multiple[4] (times)		
			Historical	Forecast Year 1	Forecast Year 2
Transmission Infrastructure					
APA Group	G/E	A$1,797.8	27.9	18.2	14.4
HDUF	E/G/W/H	A$610.8	11.8	11.9	11.6
Other Energy Infrastructure					
BBI	E/G/T	A$3,339.4	22.1	15.4	12.9

Source: Grant Samuel analysis (see Appendix 3)

A detailed analysis of these entities is set out in Appendix 3.

The following factors are relevant to consideration of these multiples:

- the multiples for the listed entities are based on share prices and therefore do not include a premium for control;
- the selected entities generally exhibit characteristics and value drivers similar to Alinta's transmission and distribution assets. The least comparable entities are Vector (a New Zealand company with non energy activities), BBI (with substantial international activities and transport infrastructure assets) and HDUF (with substantial interests in United Kingdom water assets in addition to Australia energy assets). In relation to the remaining entities the following should be noted:
  - SP AusNet owns electricity and gas distribution assets in Victoria as well as electricity transmission in Victoria;
  - Spark owns 49% interests in electricity distribution networks in Victoria and South Australia. The calculation of underlying multiples for Spark is complex because of the minority holdings and form of investment. Caution should be applied in relying on them;
  - DUET owns majority interests in gas distribution in Victoria, gas transmission in Western Australia and electricity distribution in Victoria and a minority interest in gas distribution in Western Australia. It is currently acquiring a minority interest in a United States electricity distribution and transmission company;
  - Envestra owns over 19,000 kilometres of gas distribution networks throughout Australia and over 1,000 kilometres of gas transmission pipelines; and
  - APA Group owns over 10,000 kilometres of gas transmission pipelines in Australia and has recently acquired electricity transmission assets and a gas distribution network;
- three of the listed distribution infrastructure entities trade at prospective EBITDA multiples of broadly between 9.6 and 10.4 times. However, these are predominantly electricity distributors. EBITDA multiples are heavily influenced by capital expenditure requirements (relative to EBITDA) as the listed infrastructure entities effectively distribute EBITDA less capital expenditure to investors. Electricity distributors are generally capital intensive and, accordingly, their EBITDA multiples are lower than, say, those of gas distributors or gas transmission pipeline entities. This can be seen from the fact that APA Group (predominantly gas transmission) and Envestra (predominantly gas distribution) are trading on prospective EBITDA multiples of more than 12 times;
- a number of the entities, notably APA Group and DUET, have experienced significant earnings growth, making comparison to historical and immediate forecast (Year 1) multiples less relevant. In addition, there is expectation of significant earnings growth for BBI beyond the forecast period;
- most of the listed entities are passive in nature with external parties (often related) providing infrastructure, operation and management services to the entity (although

APA Group has been growing its internal management capabilities). A number of the entities are also administratively managed by external parties; and

- the implied multiples for the Alinta assets have been calculated on 31 December year end earnings. With the exception of HDUF and Spark (which have a 31 December year end) and SP AusNet (which has a 31 March year end) each of the comparable entities has a 30 June year end. The forecast year 1 multiples for these entities are based on forecasts to 30 June 2007 and Year 2 is based on forecast to 30 June 2008. SP AusNet's forecasts are for the years ending 31 March 2008 and 2009, respectively. The peer group forecasts have not been realigned to a December year end basis because of a lack of reliable half year forecasts. However, in general terms, it would make relatively little difference (approximately 0.2 adjustment to the multiple in most cases).

***RAB Multiples*[52]**

A common rule of thumb parameter used in the valuation of energy infrastructure businesses is RAB multiples. The RAB (or regulated asset base) is determined by the relevant regulator using concepts such as depreciated optimised replacement cost to determine an appropriate investment value for the asset (for its current and forecast workload). This investment base is then combined with a determination of the appropriate return on capital (usually a weighted average cost of capital) to develop a tariff structure designed to deliver that return over the regulatory period.

Theoretically, listed infrastructure entities should trade at, and assets should be acquired at, 1.0 times RAB. However, that does not occur and, in fact, most assets generally trade at a premium to RAB. The precise reasons for this are uncertain but contributing factors probably include:

- expectations of volume growth above the levels used by regulators (at least until the next regulatory reset);
- expectations of savings relative to the level of operating and capital costs assumed by regulators;
- a cost of capital less than that assumed by regulators. Reasons for this might include:
  - benefits from tax efficient structuring;
  - the benefits of diversification. Most of the listed entities own a number of different assets which dilutes the exposure to any one asset in terms of operating and regulatory risks. Regulators only calculate the cost of capital for individual assets rather than a portfolio of assets (although theoretically there should be no difference); and
  - use of higher levels of gearing than regulators assume (50-60%). There is some evidence that the energy infrastructure sector has been utilising higher debt levels than previously. The analysis in Appendix 1 indicates a number of entities with current gearing levels well over 60%;
- the valuable growth options that may be available to the listed entity (e.g. potential acquisitions) and reflected in its market capitalisation; and
- profit streams from other businesses (although these should be backed out in any analysis).

Summarised below are RAB multiples for those Australian listed entities which have a relatively high proportion of regulated revenue and for which meaningful RAB multiples can be calculated from publicly available information:

---

[52] Represents enterprise value (i.e. business value before debt) divided by RAB. RAB means regulated asset base and is the value of the fixed assets set by the relevant regulator as the basis for determining tariffs.

Selected Listed Entities – RAB Multiples[93]			
Entity	Type	Average RAB for year end 31 December	
		2006	2007
SP AusNet	E/G	1.56	1.51
Spark	E	1.86	1.78
DUET	E/G	1.53	1.36
Envestra	G	1.59	1.52

Source: Grant Samuel analysis

Some caution is necessary in relying on this data as it is difficult to isolate the full effects of other activities and to determine what adjustments may be necessary. In particular, the calculation of RAB multiples for Spark are subject to considerable uncertainty.

The RAB multiples implied by recent acquisitions of regulated energy infrastructure assets in Australia are set out below. This data should also be treated with caution:

Selected Acquisitions – RAB Multiples			
Date	Acquirer	Entity/Asset Acquired	RAB Multiple[94] (times)
Dec 06	APA Group	DirectLink	1.45
Oct 06	APA Group	AllGas	1.64
Aug 06	APA Group	GasNet	2.19[95]
Apr 06	Alinta	AGL Infrastructure assets	1.41-1.52[96]
Mar 06	APA Group	Murraylink	1.47
Aug 04	DUET	Dampier to Bunbury Natural Gas Pipeline	1.20
Jul 04	APA Group	SCP No 1 (Goldfields Gas Pipeline and Parmelia Pipeline)	1.47
Apr 03	Alinta/AMP/Aquila	AlintaGas Networks	1.35
Apr 03	Alinta/AMP/Aquila	Multinet Gas	1.44
Apr 03	Alinta/AMP/Aquila	United Energy	1.52
Aug 02	CKI/HEH	Citipower	1.69
Oct 00	Consortium	ElectraNet	1.37
Sep 00	CKI/HEH	Powercor	1.71
Jun 00	Singapore Power	PowerNet	1.49
Dec 99	CKI/HEH	ETSA Utilities	1.26
Jul 99	CKI	19.97% of Envestra	1.49
Jun 99	GPU	GasNet	1.72
Mar 99	Envestra/Boral	Stratus Networks	1.99
Jan 99	Texas Utilities	Westar	1.86
Minimum			*1.20*
Maximum			*2.19*
Median			*1.49*

Source: Grant Samuel analysis

The transactions show a diversity of RAB multiples and arguably demonstrate a slight downward trend from the peak levels of 1.5-2.0 times during the restructuring of the Victorian electricity industry in 1999 (although recent transactions have generally been at RAB multiples in excess of 1.4 times). In any event, the evidence is certainly supportive of RAB multiples of at least 1.3 times.

Interpretation

Prior to 2005 transaction multiples for transmission and distribution assets were generally less than 10 times prospective EBITDA with little discernible difference between the type

93 Based on share prices at 22 June 2007 and average nominal RAB for relevant year. RAB is based on the respective regulatory determinations except for DUET which allows for the $430 million expenditure during 2006 on the Stage 4 expansion of the Dampier to Bunbury Natural Gas Pipeline.

94 Calculated by reference to total price announced (i.e. no adjustment has been made for any unregulated assets or other activities).

95 RAB multiple is 1.64x if adjusted for unregulated assets which are assumed to represent approximately 25% of total enterprise value.

96 Based on valuation attributed to gas and electricity networks by independent expert in its report dated 28 August 2006.

of asset or sector. More recently, Australian transaction multiples have risen as investor interest in the energy infrastructure asset class has increased. Moreover, recent market evidence indicates that some difference is emerging in the market pricing for the electricity and gas sectors but there is no clear evidence to indicate that pricing differs between transmission and distribution assets (except that multiples in excess of 15 times EBITDA have been paid for transmission interconnectors possibly reflecting lower capital intensity for these assets compared to an electricity distribution network). To this extent:

- electricity transmission and distribution assets trade at multiples of between 9.5 to 10.5 times prospective EBITDA and prospective RAB multiples of in excess of 1.5 times. Although recent transaction evidence in the electricity sector is limited it would imply multiples in excess of 11 times prospective EBITDA; and

- gas transmission and distribution entities trade at multiples of in excess of 12 times prospective EBITDA (although this may be affected by the market rating of APA Group in recent times) and prospective RAB multiples of around 1.5 times. Transaction evidence in the gas sector is reasonably extensive and indicates that assets have generally been acquired at multiples in the range of 12-14 times prospective EBITDA and RAB multiples of 1.2-1.6 times. The AllGas acquisition reflects a gas distribution network but is a transaction outlier (at 18 times EBITDA) which may reflect APA Group's willingness to pay higher prices in order to strategically redirect its asset base and business.

7.3.3 Value of Gas and Electricity Distribution Networks

Summary

Grant Samuel has estimated the value of Alinta's Gas and Electricity Distribution Networks (including its 50% interest in ActewAGL Distribution and its 74.1% interest in AlintaGas Networks) to be in the range of $5,500-5,950 million.

The value range is the aggregate of the values attributed by Grant Samuel to each of the gas and electricity distribution networks. Grant Samuel has valued each asset having regard to multiples of EBITDA, DCF analysis and multiples of RAB. Values for individual networks have not been disclosed in this report.

DCF Analysis

Grant Samuel has prepared a DCF analysis for each of Alinta's gas and electricity distribution networks. DCF models have been developed by Grant Samuel with reference to the Projections and longer term financial models prepared by Alinta (including, as appropriate, models prepared by AGL prior to the acquisition of its infrastructure assets by Alinta). Grant Samuel has made adjustments to the projections to reflect its judgement on certain matters.

The DCF Models are long term commencing at 1 January 2007 and extend for 20 years. The analysis for ActewAGL was primarily based on a four year forecast model which has been extended out to 10 years. Net present values were calculated on an ungeared after tax basis using a nominal after tax discount rate of 6.75-7.0%. Appendix 1 sets out a detailed analysis of the selection of this discount rate. The ungeared after tax cash flows assume that tax at the corporate tax rate is paid in cash as appropriate. The key general and specific operational and asset assumptions underlying the base case DCF models are set out in Appendix 4.

The aggregate outcome of the base case DCF analysis is net present values in the range of $5.6-6.0 billion. This range is broadly consistent with Grant Samuel's valuation range for the gas and electricity distribution network assets.

As with any long term projections, there are inherent uncertainties about future events and outcomes. Small changes in certain assumptions can have disproportionate impacts on the calculated values. Accordingly, Grant Samuel has undertaken an analysis of the sensitivity of the net present value to movements in key assumptions:

Gas and Electricity Distribution Networks – NPV Sensitivity Analysis ($ billions)		
Sensitivity	Discount Rate	
	7.00%	6.75%
Base case	**5.6**	**6.0**
Revenues 2% higher than Base Case (throughout forecast period)	5.9	6.3
Revenues 2% lower than Base Case (throughout forecast period)	5.3	5.7
Operating costs 2% higher than Base Case (throughout forecast period)	5.5	5.9
Operating costs 2% lower than Base Case (throughout forecast period)	5.7	6.1
Capital expenditure 2% higher than Base Case (throughout forecast period)	5.6	5.9
Capital expenditure 2% lower than Base Case (throughout forecast period)	5.7	6.1
Perpetual growth rate 0.25% higher than Base Case	5.8	6.2
Perpetual growth rate 0.25% lower than Base Case	5.5	5.8

Under the current regulatory framework, changes in market dynamics or operating characteristics of the regulated assets are reflected in revised tariffs at each "reset". Accordingly, the impact of any such changes on returns should be limited to the regulatory period in which they occur (that is, prior to the next "reset"). A sensitivity analysis of these impacts would require a series of highly specific assumptions regarding size, nature, timing and duration. Grant Samuel has undertaken its analysis on the basis that long run returns should tend towards the regulators' target returns. This is reflected in the relatively narrow sensitivity ranges selected, which are designed to illustrate a general trend of under or over performance relative to the regulators' determinations, rather than one off events.

The results of the sensitivity analysis indicate that:

- the NPV is sensitive to movements in revenue. The operating cost base of the networks is largely fixed such that any increase or decrease in revenues will flow almost directly to the bottom line. However, the sensitivity analysis overstates the impact as it is likely that any over or under performance is "captured" and adjusted for at the next tariff reset date (i.e. it could only occur for, at most, a five year period);
- the NPV is also sensitive to the perpetual growth rate assumption. While it is not possible to precisely forecast growth rates in perpetuity, the selected ranges appear reasonable in light of forecast growth in cash flows prior to calculation of terminal value and given that industry regulators will be required to provide owners of critical infrastructure with sufficient returns to justify ongoing investment; and
- the NPV is not particularly sensitive to movements in operating costs or capital expenditure. The value impact of capital expenditure is potentially overstated in the models as greater than forecast capital expenditure should increase the RAB, allowing higher regulated returns to compensate the asset owner. On the other hand, lower capital expenditure will, in the long term, be offset by reduced regulated returns.

In interpreting the above analysis, it should be noted that these sensitivities do not, and do not purport to, represent the range of potential value outcomes for the gas and electricity distribution network assets. They are simply theoretical indicators of the sensitivity of the net present values derived from the DCF analysis.

Earnings Multiple Analysis

The aggregate valuation of $5,500-5,950 million implies the following multiples:

Gas and Electricity Distribution Networks – Implied EBITDA Multiples	Value Range	
	Low	High
Value range ($ millions)	**5,500**	**5,950**
Multiple of EBITDA		
Year ended 31 December 2006 (actual/pro forma)[97]	13.2	14.2
Year ending 31 December 2007 (forecast)	12.6	13.6
Year ending 30 June 2008 (forecast)	12.6	13.7
RAB Multiple		
Regulated asset base at 31 December 2006 (nominal)	1.51	1.64

Grant Samuel has reviewed these implied multiples having regard to EBITDA multiples for comparable listed entities and transactions involving energy infrastructure entities or assets in Australia and New Zealand (see above). Grant Samuel has also reviewed the values attributed to each asset by reference to those EBITDA multiples (see below).

The overall multiples are effectively a blend of higher multiples for Alinta's gas distribution businesses (the majority of the value) and lower multiples for the electricity businesses (including ActewAGL Distribution's electricity network) because of their higher capital expenditure requirements (over 50% of EBITDA compared to around 35% for the gas networks). Notwithstanding the blending of the values, the multiples are towards the high end of market evidence for gas businesses due to the substantial value impact of the write-up of the tax cost base for the New South Wales Gas Distribution Network following acquisition by Alinta in October 2006.

Earnings Multiples Analysis by Asset

The values attributed to individual assets was also assessed by reference to the implied EBITDA multiples:

- ***New South Wales Gas Distribution Network***

New South Wales Gas Distribution Network – Implied EBITDA Multiples	Value Range	
Period	Low	High
Year ended 31 December 2006 (pro forma)[98]	16.1	17.1
Year ending 31 December 2007 (forecast)	15.6	16.6
Year ending 30 June 2008 (forecast)	15.5	16.5

The implied EBITDA multiples are high in comparison to trading multiples for gas distribution entities (prospective multiples in excess of 12 times) but low relative to some of the recent transaction evidence (e.g. APA Group's acquisition of AllGas at 18.1 times EBITDA but caution is appropriate when considering APA Group's recent transactions). In Grant Samuel's view these multiples are appropriate as:

- the NSW gas network is the largest gas distribution network in New South Wales. It is a high quality strategic energy infrastructure asset that would be attractive to a number of acquirers if it was freely available for sale (although its sheer size in value terms may limit the pool of potential purchasers);
- the valuation reflects the material write-up of the tax cost base following Alinta's acquisition of the network in October 2006. This has resulted in an increase in tax depreciation which substantially reduces cash tax payments for a period of

[97] EBITDA calculated by combining the pro forma EBITDA for the former AGL networks sourced from the scheme booklet for the Alinta/AGL Transaction plus the actual 2006 result for AlintaGas Networks.

[98] Based on pro forma EBITDA included in the scheme booklet for the Alinta/AGL Transaction.

around 20 years. This cash flow benefit is not reflected in EBITDA but supports the relatively high multiples;

- the network generates strong and predictable cash flows due to the high proportion of regulated tariff revenue (around 85%) and low and predictable annual capital expenditure requirements (due to a low average asset age as a result of systemwide refurbishment in 1980s and 1990s); and
- there is some growth expectation through increased residential gas penetration and the development of further gas fired power generation capacity in New South Wales. This potential is partly offset by increased use of reverse cycle electric air conditioners for home heating.

- ***Victorian Electricity Distribution Network***

Victorian Electricity Distribution Network – Implied EBITDA Multiples		
Period	Value Range	
	Low	High
Year ended 31 December 2006 (pro forma)[vi]	9.4	10.3
Year ending 31 December 2007 (forecast)	8.8	9.7
Year ending 30 June 2008 (forecast)	9.2	10.1

Alinta's electricity network in Victoria is a mature network generating stable and predominantly regulated returns. Its network footprint is in an area showing reasonably strong population growth and industrial development and the network is expected to experience growth in the medium term. However, capital expenditure forecasts are relatively high in the short term in order to improve the condition of the network (and not for growth) and consequently the implied multiples are relatively low in comparison to market evidence.

- ***AlintaGas Networks (74.1%)***

AlintaGas Networks – Implied EBITDA Multiples		
Period	Value Range	
	Low	High
Year ended 31 December 2006 (actual)	12.1	13.6
Year ending 31 December 2007 (forecast)	11.7	13.2
Year ending 30 June 2008 (forecast)	11.3	12.7

The implied multiples for AlintaGas Networks are generally supported by transaction multiples for gas distribution entities (12-14 times prospective EBITDA). They are low relative to the acquisition of AllGas (multiple of 18.1 times forecast EBITDA) but caution is appropriate when considering APA Group's recent transactions. In Grant Samuel's opinion these multiples are reasonable as:

- the network has experienced several years of strong connection growth, with earnings rising strongly. However, while this rate of growth may continue for several more years, it may not be sustainable in the long term;
- AlintaGas Networks' earnings have outperformed its regulatory determination in recent years and future regulatory resets would be expected to take this into account when setting future tariffs; and
- population growth notwithstanding, the gas market in Western Australia is relatively mature with limited prospects for penetration growth.

The multiples implied for the New South Wales Gas Distribution Network are higher than those for AlintaGas Networks due to the cash flow impact of the substantial uplift in tax shield for that asset following acquisition by Alinta in October 2006.

- *ActewAGL Distribution (50%)*

ActewAGL Distribution – Implied EBITDA Multiples		
Period	Value Range	
	Low	High
Year ended 31 December 2006 (pro forma)[5]	11.5	12.4
Year ending 31 December 2007 (forecast)	10.7	11.6
Year ending 30 June 2008 (forecast)	10.6	11.5

These EBITDA multiples are considered reasonable as:

- ActewAGL Distribution is a strategically attractive infrastructure business. It is the sole owner of the Australian Capital Territory's electricity and gas distribution networks and operates and maintains the water and sewerage networks. However, it is a mature and relatively low growth distribution business;
- the valuation reflects a blend of multiples applicable to electricity and gas distribution networks; and
- the implied multiples are relatively low compared with multiples implied by recent transactions, primarily reflecting the relatively low growth outlook and the relatively small scale of the distribution networks.

RAB Multiples

The valuation range for each of the assets implies multiples of RAB at 31 December 2006 consistent with market evidence.

7.3.4 Gas Transmission Pipelines

Summary

Grant Samuel has estimated the value of Alinta's gas transmission pipelines to be in the range of $1,400-1,460 million. This value range is an overall judgement having regard to DCF analysis and multiples of EBITDA.

The value is the aggregate of the values attributed by Grant Samuel to each of the gas transmission pipelines. Values for individual pipelines have not been disclosed in this report.

DCF Analysis

DCF models for each of Alinta's gas transmission pipelines have been developed by Grant Samuel with reference to the Projections and longer term financial models prepared by Alinta. Grant Samuel has made adjustments to the projections to reflect its judgement on certain matters.

The DCF models are long term commencing at 1 January 2007 and extend to the expected design life of each pipeline asset (i.e. to periods out to 2040-2044). Net present values were calculated on an ungeared after tax basis using a nominal after tax discount rate range of 7.0-7.25%. Appendix 1 sets out a detailed analysis of the selection of this discount rate. The ungeared after tax cash flows assume that tax at the corporate rate of 30% is paid in cash as appropriate. The key general and specific operation and asset assumptions underlying the DCF models are set out in Appendix 4.

A number of different scenarios have been developed and analysed to reflect the impact on value of selected key assumptions, particularly expansion and growth opportunities, the potential useful life of the assets and discount rates:

- Scenario A – Base Case with full allowance for growth options (see Appendix 4). Assets decommissioned at end of design life, with no terminal value;
- Scenario B – Scenario A with no allowance for growth options;
- Scenario C – Scenario A with risk weighted allowance for growth options;
- Scenario D – Scenario A with a terminal value[99] and no decommissioning;
- Scenario E – Scenario B with a terminal value[99] and no decommissioning; and
- Scenario F – Scenario C with a terminal value[99] and no decommissioning.

The aggregate outputs of the model are summarised below:

Gas Transmission Pipelines – Net Present Value Outcomes ($ millions)				
Scenario	Discount Rate			
	6.5%	7.0%	7.5%	8.0%
Scenario A	1,346.5	1,265.4	1,191.2	1,123.2
Scenario B	942.9	898.4	857.3	819.2
Scenario C	1,224.4	1,153.2	1,087.9	1,027.9
Scenario D	1,598.7	1,479.7	1,373.4	1,278.1
Scenario E	1,094.8	1,027.4	966.8	912.3
Scenario F	1,449.9	1,344.7	1,250.7	1,166.4

As discussed above, net present values from DCF analysis are subject to significant limitations and should always be treated with considerable caution. The net present values show a relatively wide range across the different scenarios, highlighting the sensitivity to relatively small changes in assumptions.

The following factors are relevant to consideration of the net present value outcomes:

- assuming decommissioning of the pipeline at the end of design life (Scenarios A, B and C) is conservative. The pipelines are subject to rigorous long term asset management plans and would reasonably be expected to operate in excess of design life. Evidence from overseas indicates that pipeline assets may have useful lives of up to 70 years;
- assuming no growth is inherently conservative (Scenarios B and E) given the advanced stage of the current growth opportunities under consideration by Alinta; and
- only growth opportunities currently identified by Alinta with a high probability of proceeding have been incorporated in the analysis (i.e. no allowance for unspecified growth). Given the demand outlook for gas (e.g. for gas fired power generation) some allowance for "blue sky" growth is appropriate.

On that basis and as certain of the pipelines (Queensland Gas Pipeline and Eastern Gas Pipeline) are strategically important assets, the selected value range for Alinta's gas transmission pipelines is towards the top end of the net present value outcomes.

Earnings Multiple Analysis

The valuation of the gas transmission pipelines of $1,400-1,460 million implies the following multiples of EBITDA:

99 Terminal values calculated based on an EBITDA multiple of 9.0 times

Gas Transmission Pipelines – Implied EBITDA Multiples		
	Value Range	
Period	Low	High
Year ended 31 December 2006 (actual)	16.1	16.8
Year ending 31 December 2007 (forecast)	16.5	17.3
Year ending 30 June 2008 (forecast)	16.5	17.2

The implied multiples are relatively high in comparison to the market evidence (gas transmission entities trade at prospective multiples of in excess of 12 times EBITDA and acquirers have been willing to pay prospective multiples of 13-14 times EBITDA). This reflects that the multiples for the Alinta business are calculated by reference to earnings which do not reflect the impact of the expansions being undertaken in a number of the pipelines in the period to 2009. The implied multiples beyond 2008 decline to be more in line with market evidence.

RAB Multiples

RAB multiples have not been considered as Alinta's gas transmission pipelines are predominantly unregulated assets.

7.3.5 Investments

United Energy Distribution (34%)

Alinta's 34% interest in the equity of United Energy Distribution has been valued at $240-310 million. The value range implies the following multiples of regulated asset base and earnings:

United Energy Distribution – Implied Multiples			
Parameter	Variable ($ millions)	Value Range Low	Value Range High
Value range for 100% of equity ($ millions) [106]		**700**	**900**
Multiple of EBITDA			
Year ending 31 December 2006 (actual)	243.0*	8.6	9.5
Year ending 31 December 2006 (adjusted)	219.0	9.6	10.5
RAB Multiple			
Regulated asset base at 31 December 2006 (nominal)	1,316.6	1.60	1.75

The implied EBITDA multiples are low compared to market evidence. However, United Energy Distribution's 2006 EBITDA includes a one-off efficiency bonus carried over from prior years of approximately $24 million. If this bonus is excluded the implied multiples increase to 9.6-10.5 times EBITDA. On this adjusted basis the implied EBITDA multiples are higher than the multiples implied for the valuation of the Victorian Electricity Distribution Network but still relatively low compared to market evidence. While the multiples are low it should be noted that United Energy Distribution's licence area is fixed in size, with limited growth potential beyond increasing population density.

Although the adjusted EBITDA multiple range is also relatively low, the implied RAB multiples are high in comparison to market evidence. This reflects the forecast decline in earnings in United Energy Distribution's current regulatory determination.

Grant Samuel has not explicitly valued the increase in United Energy Distribution's asset base as a result of the roll out of smart meters. It is likely that this capital expenditure will lead to a reduction in operating expenses. However, for the purposes of the valuation, it has been assumed that the regulatory outcome of this project will not deliver excess or reduced returns to United Energy Distribution.

---

106 After allowing for external net debt at 31 December 2006 of $1,401 million as reported by DUET.

A discount to full underlying value would normally be expected for the acquisition of a minority interest for which there is no ready market and where there are restrictions on the ability to transfer this interest. In this case, although it holds a minority interest, Alinta also holds a management contract in relation to the network and therefore it is a strategic stake. For this reason, the value attributed to Alinta's interest represents 34% of Grant Samuel's estimate of the full underlying value of the equity in United Energy Distribution.

Multinet Gas (20.1%)

Alinta's 20.1% interest in the equity of Multinet Gas has been valued at $80-100 million. The value range implies the following multiples of regulated asset base and earnings:

Multinet Gas – Implied Values			
Parameter	**Variable ($ millions)**	**Value Range**	
		Low	**High**
Value range for 100% of equity ($ millions) [160]		**400**	**500**
Multiple of EBITDA			
Year ending 31 December 2006 (actual)	134.0[161]	10.1	10.8
RAB Multiple			
Regulated asset base at 31 December 2006 (nominal)	870.0	1.55	1.67

The implied EBITDA multiples are relatively low compared to market evidence but the RAB multiples are relatively high. This probably reflects that Multinet Gas's next regulatory reset date is at the end of 2007. While Multinet Gas operates in a market with very high penetration rates, it has some growth potential through the extension of its network to nearby areas.

Although it holds a minority interest, Alinta also holds a management contract in relation to the network and therefore it is a strategic stake. For this reason, the value attributed to Alinta's interest represents 20.1% of Grant Samuel's estimate of the full underlying value of the equity in Multinet Gas.

Dampier to Bunbury Natural Gas Pipeline (17.4%)

Alinta's interest in the Dampier to Bunbury Natural Gas Pipeline has been valued in the range of $300-350 million. The valuation range implies the following multiples of RAB and earnings:

Dampier to Bunbury Natural Gas Pipeline – Implied Multiples			
Parameter	**Variable ($ millions)**	**Value Range**	
		Low	**High**
Value range for 100% equity ($ millions) [162]		**1,800**	**2,100**
Multiple of EBITDA			
Year ending 31 December 2006 (actual)	163.0[163]	24.5	26.4
RAB Multiple			
Regulated asset base at 31 December 2006 (nominal) (adjusted)	2,926.0[164]	1.37	1.47

160 After allowing for external net debt at 31 December 2006 of $952 million as reported by DUET.

162 The enterprise value assessed for Dampier to Bunbury Natural Gas Pipeline allows for the planned Stage 5 expansion. Therefore, external net debt comprises debt at 31 December 2006 of $1,718 million as reported by DUET plus $525 million in additional debt for the planned Stage 5 expansion.

164 Nominal RAB at 31 December 2006 per latest regulatory determination is $1.7 billion but this excludes allowance for Stage 4 expansion which increases RAB to $2.226 billion (as reported by DUET). RAB used to calculate multiples is based on reported RAB adjusted to allow for the $700 million Stage 5 expansion that is reflected in the value of equity.

The implied valuation multiples are high in comparison to market evidence, however, the following should be taken into account:

- the EBITDA for 2006 includes only a part year contribution from the Stage 4 expansion (which is fully reflected in the regulated asset base); and
- the valuation reflects the pipeline's significant growth potential which is not reflected in historical valuation parameters. In particular, the planned Stage 5A and proposed Stage 5A(2) expansions are expected to increase pipeline capacity by up to 140 TJ per day and the pipeline's asset base by approximately $900 million by the end of 2010.

On completion of the Stage 5 expansion, Alinta's economic interest in the pipeline is expected to increase from 17.4% to 20%. Although it holds a minority interest, Alinta also holds a management contract in relation to the network and therefore it is a strategic stake. For this reason, the value attributed to Alinta's interest represents 20% of Grant Samuel's estimate of the full underlying value of the equity in the Dampier to Bunbury Natural Gas Pipeline. The value of $300-350 million is also after allowing for Alinta's equity contribution to Stage 5 (which will increase its percentage interest).

7.4 Power Generation

7.4.1 Overview

Grant Samuel estimates the value of Alinta's power generation businesses to be in the range $805-900 million.

For the purposes of this valuation the power generation businesses are:

- ***Generation Assets:***
  - Port Hedland Power Station;
  - Newman Power Station/Goldfields Gas Transmission Pipeline (11.843%)[104];
  - Bairnsdale Power Station; and
  - Glenbrook Power Station.
- ***Cawse Cogeneration Facility; and***
- ***Tamar Valley Power Station Project.***

In determining this value, Grant Samuel had regard to DCF analysis and multiples of EBITDA and EBIT (as appropriate). Both approaches give results that are broadly consistent with the selected value range.

The value of $805-900 million is the aggregate of the values attributed by Grant Samuel to each of the power generation assets. Values for individual assets have not been disclosed in this report both for reasons of commercial sensitivity and as Alinta does not release financial information on an individual asset/business basis.

7.4.2 Market Valuation Parameters

In estimating a value for Alinta's power generation assets Grant Samuel has had regard to both EBITDA and EBIT multiples. Greater weight has been placed on EBIT multiples rather than EBITDA because there can be very substantial differences in depreciation charges (and capital expenditure) depending on the mix of assets and, in particular, the extent of non-generation activities. EBIT can net out these differences although it does have its own drawbacks (e.g. differences in depreciation policies).

[104] Alinta's 11.843% interest in Goldfields Gas Transmission Pipeline has been valued in conjunction with Newman Power Station as the interest gives Alinta the right to transport 23.3 TJ of gas per day to the power station at no transportation cost. It is therefore integral to the value of the Newman Power Station.

Transaction Evidence

The following table sets out the EBITDA and EBIT multiples implied by selected transactions involving the acquisition of power generation assets in Australia and New Zealand since 2002:

Recent Transaction Evidence

Date	Target	Type	Transaction	Consideration (millions)	EBITDA Multiple (times)		EBIT Multiple[105] (times)	
					Historical	Forecast	Historical	Forecast
Electricity – Australia								
Jun 07	TSI Fund	G	IPO	A$560	9.4	9.0	na	na
Mar 07	Loy Yang A Power Station	G	Acquisition of 4.71% by Transfield Services	A$1,367	na	12.9	na	na
Nov 06	BBP	G	IPO	A$898	13.3	10.7	26.6	18.6
Jul 06	Loy Yang A Power Station	G	Acquisition of 9.3% by Transfield Services	A$1,237	na	10.6	na	na
Jun 06 pending	NRG Energy's Gladstone power assets	G	Acquisition by Transfield Services	A$637	na	7.2	na	9.1
Jun 06	NRG Energy's South Australian power assets	G	Acquisition by Babcock & Brown	A$317	11.8	10.3	na	na
Dec 05	Australian Energy	G/R	Scheme of arrangement with Ergon Energy	A$103	19.3	12.6	20.1	na
Oct 05	Southern Hydro	G	Acquisition by AGL	A$1,425	na	19.5	na	na
Mar 05	Singapore Power's merchant energy business	G/R	Acquisition by CLP Holdings	A$2,128	11.7	na	na	na
Mar 05	Pacific Hydro	G/R	Acquisition by IFM	A$801	19.7	15.3	23.4	18.7
Apr 04	TXU Australia	G/R/I	Acquisition by Singapore Power	A$5,100	9.2	8.6	na	na
Jul 03	Loy Yang A Power Station	G	Acquisition by GEAC	A$3,500	7.2	8.3	9.4	11.6
Dec 02	AES Ecogen	G	Acquisition by Prime Infrastructure/ Babcock & Brown	A$81	na	8.7	na	na
Electricity – New Zealand								
Nov 06 pending	King Country Energy Limited	G/R	Acquisition of 14.72% by Todd Energy Limited	NZ$93.8	12.2	8.9	16.1	11.0
Jul 04	Contact Energy	G/R	Acquisition of 51.2% interest by Origin Energy	NZ$3,270	12.3	9.4	17.8	12.8

Source: Grant Samuel analysis (see Appendix 2)

Further details on these transactions are set out in Appendix 2. The transaction multiples show considerable diversity and the following factors are relevant to consideration of the evidence:

- transactions involving both infrastructure and generation/retail assets will have multiples that represent a blend of the two businesses;
- there is limited available evidence of EBIT multiples for transactions. The historical multiples for the BBP offering are overstated as they reflect the contribution of Braemar Power Station only from September 2006 and to the extent that BBP's proportional interest in Oakey Power Station is not included (if earnings is allowed for the forecast EBITDA multiple would decline to around 9.8 times and the EBIT multiple would also decline). Furthermore, these multiples reflect share market prices and do not include a premium for control;

105 Represents gross consideration divided by EBIT.

- since 2004 there has been an increase in the multiples paid for power generation assets in Australia, possibly due to the synergy benefits to the acquirers business (e.g. AGL's acquisition of Southern Hydro) and the scarcity of assets available for acquisition. During this period Transfield Services and Babcock & Brown have been major acquirers of these assets reflecting the formation of each of their infrastructure entities; and
- the acquisition of minority interests in Loy Yang A Power Station by Transfield Services are strategic transactions as it has been seeking to build critical mass in infrastructure assets ahead of the proposed spin off of a listed infrastructure entity.

Sharemarket Evidence

The following table sets out the implied EBITDA and EBIT multiples for a range of listed energy entities with significant generation activities based on share prices as at 22 June 2007[106]:

Sharemarket Ratings of Selected Listed Energy Entities

Entity	Market Capitalisation (millions)	EBITDA Multiple (times)			EBIT Multiple (times)		
		Historical	Forecast Year 1	Forecast Year 2	Historical	Forecast Year 1	Forecast Year 2
Origin Energy	A$8,458.9	12.1	11.2	9.4	16.6	15.7	12.9
AGL Energy	A$6,663.7	16.1	10.3	8.5	19.9	13.4	11.3
BBP	A$1,034.8	18.3	11.0	9.2	45.5	19.6	17.3
BBW	A$1,027.3	nmf	19.9	18.7	nmf	33.0	30.7
Energy Developments	A$638.7	10.6	9.0	7.0	17.8	14.8	10.9
Viridis	A$194.7	21.6	11.2	10.4	42.0	54.4	45.1
TSI Fund	A$613.5	na	9.7	9.3	na	na	na
Contact Energy	NZ$5,218.5	10.7	11.3	10.8	14.0	15.3	14.4
TrustPower	NZ$2,679.3	16.0	14.0	12.1	18.7	16.9	14.2

Source: Grant Samuel analysis (see Appendix 3)

A detailed analysis of these entities is set out in Appendix 3.

The following factors are relevant to consideration of these multiples:

- the multiples for the listed entities are based on share prices and therefore do not include a premium for control;
- the most comparable listed entity to the power generation assets is BBP which is an owner operator of gas and coal fired power stations. BBP primarily sells electricity into the NEM and manages price risk through power purchase agreements and hedging agreements. In comparison, Alinta's power generation assets are largely reliant on single or small numbers of customers. Furthermore, BBP's multiples are overstated to the extent that earnings exclude its proportional interest in Oakey Power Station;
- TSI Fund holds interests in five conventional power generation plants (three 100% owned) and two water filtration plants. The multiples shown reflect EBITDA on a proportionately consolidated basis and a blend of the different assets;
- Energy Developments, BBW and Viridis are also primarily generators of electricity, however, they use renewable or niche fuel sources (e.g. wind, landfill gas, coal methane gas) and have substantial international activities (in fact all of Viridis' activities are outside Australia);
- the remaining entities (Origin Energy, AGL Energy, Contact Energy and TrustPower) are integrated electricity generators and energy (gas and electricity) retailers. These companies have portfolios of businesses and their multiples reflect a blend of those businesses;
- a number of the entities, notably AGL Energy, BBP, BBW and Viridis, have

106 Except for BBP and BBW which are based on sharemarket prices as at 29 March 2007 (the day prior to the announcement of the Original Proposal).

experienced, and are expected to experience, significant earnings growth, making comparison to historical and immediate forecast (Year 1) multiples less relevant;

- BBW's multiples are high as a consequence of acquisitions and developments, the earnings of which are to emerge fully beyond 2008 (Year 2 Forecast). In addition, the accounting for the recent acquisition of a United States wind farm portfolio is complex and few brokers have incorporated it in their forecasts (and those that have attempted to do so show a wide range of outcomes). Consequently, the BBW multiples should be treated with caution;
- Contact Energy is 51% owned by Origin Energy and in 2006 a merger of the entities was proposed but withdrawn. The sharemarket rating of Contact Energy appears high in comparison to its Australian peer possibly as a result of the restricted free float and expectations that Origin Energy may seek to acquire the remaining 49% of shares;
- TrustPower's higher multiples relative to its peers may be attributed to a higher payout ratio (85% compared to 25-70% for other energy companies), a limited free float (16.5% of total shares on issue) and illiquid trading; and
- the implied multiples for the Alinta generation assets have been calculated on 31 December year end earnings. With the exception of TrustPower (which has a 31 March year end) each of the comparable entities has a 30 June year end. The forecast year 1 multiples for these entities are based on forecasts to 30 June 2007 and Year 2 is based on forecast to 30 June 2008. TrustPower's forecasts are for the years ending 31 March 2008 and 2009, respectively. The peer group forecasts have not been realigned to a December year end basis because of a lack of reliable half year forecasts. Due to the growth implicit for these entities, realignment would result in an adjustment to the multiples of between 0.5 and 1.0 depending on the entity (i.e. the EBITDA and EBIT multiples for BBP for the year ending 31 December 2007 would be around 11.6 times and 22 times respectively).

Interpretation

The transaction evidence shows a wide range of multiples paid to acquire generation assets but, as with energy transmission and distribution assets, these multiples have risen in recent years with increased investor interest in the energy infrastructure class. In recent times assets have generally been acquired for multiples of 10.5-12.5 times prospective EBITDA although sometimes higher multiples have been paid, possibly for wider strategic purposes (e.g. the acquisition of Southern Hydro by AGL). In comparison, power generation assets generally trade at prospective multiples in the range of 9-11 times EBITDA and 15-17 times EBIT. The low end of the multiple ranges primarily reflect the blended multiples of the integrated electricity generators and energy retailers with the high end reflecting the standalone generating businesses.

7.4.3 Value of Generation Assets

The value range is an overall judgement having regard to the nature of the operations of the generation assets, DCF analysis and earnings multiples. The value is the aggregate of the values attributed by Grant Samuel to each of the generation assets.

DCF Analysis

DCF models for each of Alinta's generation assets have been developed by Grant Samuel with reference to the Projections and longer term financial models prepared by Alinta. Grant Samuel has made adjustments to the projections to reflect its judgement on certain matters.

The DCF models are long term commencing at 1 January 2007 and extend to 2030 for each power station (except for Bairnsdale which extends to 2041). For Port Hedland Power Station and Newman Power Station this period extends 5-6 years beyond their design life but this approach is supported by the current firing history and asset management procedures. Net present values are calculated on an ungeared after tax basis using a nominal after tax discount rate of 7.5-8.0%. Appendix 1 sets out a detailed analysis of the selection of this discount rate. The ungeared after tax cash flows assume that tax at the corporate tax rate of 30% is paid in

cash as appropriate. The key general and specific operational and asset assumptions underlying the base case DCF models are set out in Appendix 4.

A number of different scenarios have been developed and analysed to reflect the impact on value of selected key assumptions, particularly in relation to demand and pricing outcomes:

- Scenario A – Base case scenario with pricing and future demand expectations as set out in Appendix 4. Assets are decommissioned at the end of their design life (or in the case of the Port Hedland and Newman Power Stations a brief period thereafter) with no terminal value;
- Scenario B – Scenario A with higher price and demand expectations, with no terminal value;
- Scenario C – Scenario A with lower price and demand expectations, with no terminal value;
- Scenario D – Scenario A with a terminal value[107] and no decommissioning;
- Scenario E – Scenario B with a terminal value[107] and no decommissioning; and
- Scenario F – Scenario C with a terminal value[107] and no decommissioning.

The outputs of the DCF models are summarised below:

Generation Assets – Net Present Value Outcomes ($ millions)				
	Discount Rate			
	7.0%	7.5%	8.0%	8.5%
Scenario A	658.2	626.5	597.1	569.7
Scenario B	715.5	680.5	648.0	617.8
Scenario C	603.1	574.6	548.3	523.9
Scenario D	772.2	727.9	687.3	650.2
Scenario E	843.6	794.5	749.5	708.3
Scenario F	703.5	663.9	627.7	594.6

As discussed above, net present values from DCF analysis are subject to significant limitations and should always be treated with considerable caution. The net present values show a relatively wide range across the different scenarios, highlighting the sensitivity to relatively small changes in assumptions.

The following factors are relevant to consideration of the net present value outcomes:

- assuming decommissioning at the end of the cash flow period (Scenarios A, B and C) may be conservative in relation to the generation assets, particularly Port Hedland Power Station and Newman Power Station. These facilities contain surplus generating capacity to ensure no outages that will impact the operations of their customers and, in the case of Newman Power Station, investment in new generation capacity is planned. With rigorous asset management and maintenance these plants could have an extended life beyond 40 years. Some allowance for a terminal value (Scenarios D, E and F) would be reasonable;
- the power generation assets are largely reliant on single, or small numbers of, customers with limited ability to sell electricity into the broader market. Accordingly, in most cases upside opportunities or downside risks are relatively limited; and
- on the other hand, customers of the generation assets are typically reliant on them for their energy requirements, reducing the risk of contract non-renewal.

On that basis, the selected value range for the power generation assets is towards the base case scenario with no allowance for decommissioning.

[107] Terminal values calculated based on an EBITDA multiple of 5.0 times.

Earnings Multiple Analysis

The valuation of the generation assets was assessed by reference to the aggregate implied EBITDA and EBIT:

Generation Assets – Implied Multiples[108]				
Period	EBITDA		EBIT	
	Low	High	Low	High
Year ended 31 December 2006 (actual)	10.7	11.4	19.1	20.3
Year ending 31 December 2007 (forecast)	10.7	11.4	19.2	20.4
Year ending 30 June 2008	11.0	11.8	20.1	21.4

The implied multiples are high having regard to those of comparable listed entities and transactions involving entities or assets with significant generation activities. However, in Grant Samuel's opinion the multiples are reasonable given the implicit growth in the portfolio. The 2007 earnings do not reflect the expansion being undertaken at Newman Power Station in the period to 2009. Beyond 2008 the multiples decline to be in line with, or lower than, market evidence. This is realistic as Alinta's power generation assets are largely a series of unrelated contracted assets (including the Bairnsdale Power Station over which Alinta Wholesale has a tolling agreement) rather than an integrated portfolio.

7.4.4 Cawse Cogeneration Facility

The Cawse Cogeneration Facility is subject to a long term supply contract with the Cawse nickel and cobalt mine to 2016.

The primary valuation methodology was a DCF analysis based on the following assumptions:

- nominal after tax discount rates of 7.5-8.0%;
- the bulk of revenues are fixed (with annual price increases) for the term of the contract with approximately 20% subject to any fluctuation;
- operating and maintenance costs increase by 4.0% per annum; and
- scenarios including a decommissioning on contract expiry and a period of ongoing operation were considered. A salvage value of approximately $5 million (20% of original cost) was used in the decommissioning case.

7.4.5 Tamar Valley Power Station Project

The valuation of the Tamar Valley Power Station Project is based on a DCF analysis principally utilising 15 year financial projections prepared by Alinta. The cash flows reflect the acquisition of the Bell Bay Power Station site and assets (including the proposed expansion) and the associated reduction in revenue to Alinta Wholesale as a result of early termination of the Bell Bay pipeline capacity agreement with Hydro Tasmania.

The main assumptions underlying the DCF analysis are:

- initial capital costs of approximately $400 million in the period to 2010;
- revenue and expense growth broadly in line with inflation;
- the projections have been extended to 2040 assuming constant margin and a growth rate of 3.0%;
- nominal after tax discount rate of 7.5-8.0%; and

[108] Accounting earnings used except for Glenbrook Power Station which is accounted for as a finance lease for accounting purposes. Earnings for Glenbrook Power Station are sourced from the DCF model using tax depreciation.

- a terminal value calculated based on an EBITDA multiple of 5.0 times.

The net present value of the project under those assumptions is:

- sensitive to the gas purchase price;
- not particularly sensitive to NEM prices as a result of the proposed electricity off take agreements; and
- sensitive to changes in capital expenditure, largely reflecting the proximity and scale of the project expenditure.

In determining a value for the Tamar Valley Power Station Project, Grant Samuel has taken into account the announcement on 26 June 2007 that the conditional long term gas supply agreement had lapsed following the deferral of the new gas fields development and that the conditional electricity supply agreement would also lapse (unless extended) and the announcement on 29 June that a decision has been made to proceed with the acquisition of the Bell Bay Power Station site and assets.

7.5 Value of Energy Markets

7.5.1 Summary

Grant Samuel estimates the value of Alinta's energy markets businesses to be in the range $900-970 million.

For the purposes of this valuation the energy markets businesses are:

- AlintaAGL (67%);
- Alinta Wholesale; and
- Wesfarmers LPG.

In determining this value, Grant Samuel had regard to DCF analysis and multiples of EBITDA and EBIT (as appropriate). Both approaches give results that are broadly consistent with the selected value range.

This value is the aggregate of the values attributed by Grant Samuel to each of the individual energy markets businesses. The individual values have not been disclosed in this report.

The value attributed to AlintaAGL is the value of Alinta's 67% interest in the equity of AlintaAGL (i.e. after allowing for the third party interest bearing liabilities of the joint venture). In attributing a value to AlintaAGL, Grant Samuel has also considered the price agreed to be paid by AGL Energy to the Macquarie Consortium for 67% of WA Retail.

7.5.2 Market Valuation Parameters

In estimating a value for Alinta's energy markets businesses Grant Samuel has had regard to both EBITDA and EBIT multiples. In relation to the cogeneration activities of AlintaAGL, greater weight has been placed on the implied EBIT multiples rather than EBITDA because there can be very substantial differences in depreciation (and capital expenditure) depending on the mix of assets and, in particular, the extent of generation activities. EBIT can net out these differences although it does have its own drawbacks (e.g. differences in depreciation policies).

Transaction Evidence

The table below sets out the EBITDA and EBIT multiples implied by selected transactions involving the acquisition of energy retail and wholesale businesses in Australia and New Zealand since 2002:

Recent Transaction Evidence								
Date	Target	Type	Transaction	Consideration (millions)	EBITDA Multiple (times)		EBIT Multiple (times)	
					Historical	Forecast	Historical	Forecast
Electricity – Australia								
Feb 07	Powerdirect Australia	R	Acquisition by AGL Energy	A$1,200	na	14.6	na	15.0
Nov 06	Sun Retail	R	Acquisition by Origin Energy	A$1,202	8.6	9.0	na	na
Dec 05	Australian Energy	G/R	Scheme of arrangement with Ergon Energy	A$103	19.3	12.6	20.1	na
Mar 05	Singapore Power's merchant energy business	G/R	Acquisition by CLP Holdings	A$2,128	11.7	na	na	na
Mar 05	Pacific Hydro	G/R	Acquisition by IFM	A$801	19.7	15.3	23.4	18.7
Apr 04	TXU Australia	G/R/I	Acquisition by Singapore Power	A$5,100	9.2	8.6	na	na
Jul 02	CitiPower	R/I	Acquisition by CKI/HEH	A$1,555	7.1	na	na	na
Jul 02	Pulse Energy	R	Acquisition by AGL	A$880	12.0	12.1	13.3	11.9
Gas – Australia								
Nov 06	Sun Gas Retail	R	Acquisition by AGL Energy	A$75	18.8	9.0	na	na
Electricity – New Zealand								
Nov 06 pending	King Country Energy Limited	G/R	Acquisition of 14.72% by Todd Energy Limited	NZ$94	12.2	8.9	16.1	11.0
Jul 04	Contact Energy	G/R	Acquisition of 51.2% interest by Origin Energy	NZ$3,270	12.3	9.4	17.8	12.8

Source: Grant Samuel analysis (see Appendix 2)

Further details on these transactions are set out in Appendix 2. The following factors are relevant to consideration of the transaction evidence:

- the transactions involving both generation and retail assets will have multiples that represent a blend of these two businesses;
- the forecast multiple for Powerdirect Australia reflects the cost structure of the vendor of the business which will continue to provide certain services for a period. AGL Energy has indicated that the price paid implies a multiple of 9.8 times EBITDA for the year ended 30 June 2009, the first year under AGL Energy's lower cost structure;
- electricity retailers have generally been acquired at prospective EBITDA multiples in the range of 9-12 times. In comparison, the transaction evidence for gas retailers is limited and at the low end of that range;
- price paid per customer is a relevant valuation metric for energy retailers. Recent transactions involving electricity retailers have taken place at $1,300 per customer (AGL Energy's acquisition of Powerdirect) and $1,100 per customer (Origin Energy's acquisition of Sun Retail). In comparison, AGL Energy's acquisition of gas retailer, Sun Gas Retail was undertaken at a price of $1,059 per customer; and
- on 4 May 2007 AGL Energy agreed to pay a price of $345 million for 67% of WA Retail to the Macquarie Consortium if they were successful in bidding for Alinta. Assuming no debt, this price implied a historical EBITDA multiple of 8.4 times for WA Retail.

Sharemarket Evidence

The following table sets out the implied EBITDA and EBIT multiples for a range of listed energy suppliers based on share prices as at 22 June 2007:

Sharemarket Ratings of Selected Listed Energy Entities							
Entity	Market Capitalisation (millions)	EBITDA Multiple (times)			EBIT Multiple (times)		
		Historical	Forecast Year 1	Forecast Year 2	Historical	Forecast Year 1	Forecast Year 2
Origin Energy	A$8,458.9	12.1	11.2	9.4	16.6	15.7	12.9
AGL Energy	A$6,663.7	16.1	10.3	8.5	19.9	13.4	11.3
Contact Energy	NZ$5,218.5	10.7	11.3	10.8	14.0	15.3	14.4
TrustPower	NZ$2,679.3	16.0	14.0	12.1	18.7	16.9	14.2

Source: Grant Samuel analysis (see Appendix 3)

A detailed analysis of these entities is set out in Appendix 3. The following factors are relevant to consideration of the multiples:

- the multiples for the listed entities are based on share prices and therefore do not include a premium for control;
- the entities are all integrated electricity generators and energy (gas and electricity) retailers. Their sharemarket ratings will represent a blend of the generation and retail businesses. In addition, these companies have portfolios of businesses and will have reduced the inherent volatility in their retailing businesses by business diversification and sourcing electricity and gas from a range of suppliers (including their own generating capacity or gas resources);
- AGL Energy has experienced significant earnings growth recently and, accordingly, its historical multiples less relevant for comparison purposes;
- Contact Energy is 51% owned by Origin Energy and in 2006 a merger of the entities was proposed but withdrawn. The sharemarket rating of Contact Energy appears high in comparison to its Australian peers possibly as a result of the restricted free float and expectations that Origin Energy may seek to acquire the remaining 49% of shares;
- TrustPower's higher multiples relative to its peers may be attributed to a higher payout ratio (85% compared to 25-70% for other energy companies), a limited free float (16.5% of total shares on issue) and illiquid trading; and
- the implied multiples for the Alinta energy markets businesses have been calculated on 31 December year end earnings. With the exception of TrustPower (which has a 31 March year end) each of the comparable entities has a 30 June year end. The forecast year 1 multiples for these entities are based on forecasts to 30 June 2007 and Year 2 is based on forecast to 30 June 2008. TrustPower's forecasts are for the years ending 31 March 2008 and 2009, respectively. The peer group forecasts have not been realigned to a December year end basis because of a lack of reliable half year forecasts. Due to the growth implicit for these entities, realignment to a 31 December 2007 year end would result in EBITDA and EBIT multiples of around 9.5 and 12.5 times respectively for Origin Energy and AGL Energy.

Interpretation

Integrated electricity generators and energy retailers generally trade at prospective multiples in the range of 8.5-11.0 times EBITDA and 11.5-13.0 times EBIT. These multiples reflect a blend of the generation and retail businesses. These multiples are higher than the multiples implied for transactions involving energy retailers as the integrated energy companies have substantially reduced the risk inherent in energy retailing activities by acquiring upstream capacity (primarily electricity generation but also gas resources) or ensuring a diverse range of gas or electricity suppliers.

Acquisition of energy retailers are, on a standalone basis, not a highly attractive proposition. Electricity prices can be extremely volatile and this can expose retailers to major profit risk (as they have no real flexibility to alter selling prices). Gas pricing is comparatively stable supported by long term supply contracts but gas retailers are vulnerable to step changes in the cost of gas as supply contracts expire. Integrated energy

companies are willing to acquire retailers as they are able to minimise the risk inherent in the business by matching demand for energy with their electricity generating capacity or gas resources. However, it is clear that the multiples paid (in the range of 9-10 times EBITDA) generally reflect the potential for volatility in energy retailing. The outlying transaction multiples reflect significant synergies available to the acquirer (e.g. the implied multiple for Powerdirect Australia decreases to 9.8 times when AGL Energy's cost structure is applied). Further, energy retailers have recently been acquired at prices of between $1,100-1,300 per customer.

7.5.3 Analysis and Commentary

The valuation of $900-970 million for Alinta's energy markets businesses implies the following earnings multiples:

Energy Markets – Implied Multiples[309]		
Parameter	Value Range	
	Low	High
Value range ($ millions)	**900**	**970**
Multiple of EBITDA		
Year ended 31 December 2006 (pro forma)[38]	17.3	18.3
Year ending 31 December 2007 (forecast)	13.4	14.1
Year ending 30 June 2008 (forecast)	11.4	12.0
Multiple of EBIT		
Year ended 31 December 2006 (pro forma)	18.0	18.9
Year ending 31 December 2007 (forecast)	14.8	15.6
Year ending 30 June 2008 (forecast)	13.0	13.8

Grant Samuel has reviewed these implied multiples having regard to the earnings multiples for comparable listed entities and transactions involving energy retail and wholesale businesses (see above) and for generation assets (see Section 7.4.2).

The overall multiples are effectively a blend of lower multiples for retail and wholesale businesses and higher multiples for power generation assets. In Grant Samuel's opinion, the multiples implied for Alinta's energy markets businesses can be justified in the context of a change of control transaction. The reasons include:

- the year ending 31 December 2007 reflects only a part year contribution from the second Pinjarra unit and the cogeneration units at Wagerup in AlintaAGL. The multiples decline in 2008 to be in line with market evidence given the first full year contribution from Wagerup;

- the strategic value of the WA Retail business of AlintaAGL. It is the largest energy retailer in Western Australia with more than 570,000 gas customers with connections growing at approximately 20,000 per annum. WA Retail commenced electricity retailing in 2005 and is seeking to grow its market share. To this extent there is considerable value in the *Alinta* brand in the retail energy market in Western Australia. However, WA Retail is predominantly a gas retailer and, as Alinta control no gas resources, it is vulnerable to price changes. Some pricing pressure has been experienced in recent times which has partly offset growth in connections;

- AlintaAGL's cogeneration plants have been developed on budget and the Wagerup units are currently on schedule to be commissioned in the last quarter of 2007. The earnings of the cogeneration units currently operating have been in line with expectations. In addition, given current levels of demand for new electricity generation capacity, significant opportunities exist to expand the cogeneration activities;

[309] Calculated with reference to 100% of AlintaAGL.

- although, as expected, the earnings from Wesfarmers LPG have declined from historical levels, the LPG plant continues to operate profitably. Grant Samuel has considered the value of this asset based on a number of different scenarios including long term growth. There is no current expectation that the plant will cease operations; and
- Alinta Wholesale's value is in its exclusive long term agreements for the supply of gas and electricity. These arrangements provide access to growth opportunities particularly in relation to new gas fired power generation development in the eastern states.

7.6 Value of Asset Management Services

Grant Samuel has estimated the value of Alinta's asset management businesses (i.e. Alinta Asset Management and Alinta Energy) to be in the range $2,600-2,800 million. The value includes the APA Group management agreements which are subject to divestment orders by the ACCC.

In determining this value, Grant Samuel has had regard to earnings multiples, in particular EBITDA. The value range represents the following multiples of earnings:

Asset Management Services – Implied EBITDA Multiples		
Parameter	Value Range	
	Low	High
Value range ($ millions)	**2,600**	**2,800**
Multiple of EBITDA		
Year ended 31 December 2006 (pro forma)[130]	14.7	15.8
Year ending 31 December 2007 (forecast)[131]	13.4	14.4
Year ending 30 June 2008 (forecast)[132]	11.7	12.6
Multiple of EBITDA (including full Alinta forecast cost savings)[133]		
Year ended 31 December 2006 (pro forma)	11.3	12.2
Year ending 31 December 2007 (forecast)	12.3	13.2
Year ending 30 June 2008 (forecast)	11.7	12.6

In Grant Samuel's opinion, the multiples are appropriate having regard to:

- the growth potential for the business. Asset Management Services is the largest independent utility asset manager in Australia and its earnings are forecast to grow strongly (in excess of 5% per annum) in the medium term reflecting both expansion of existing "internal" assets (e.g. Dampier to Bunbury Natural Gas Pipeline) and further development of its portfolio of third party contracts. Other factors which should underpin growth over the next few years include:
  - the increasing demand for electricity generation capacity;
  - the extent of infrastructure refurbishment required across Australia. A substantial amount of key infrastructure is now aged and in need of serious refurbishment or replacement;
  - the trend to more complex multi-utility services for new developments requiring high levels of expertise and execution capability;

---

130 Based on pro forma EBITDA included in the scheme booklet for the Alinta/AGL Transaction including cost savings and synergies identified by Alinta at that time (i.e. $17.6 million in 2006).

131 Reflecting cost savings and synergies from the integration of Agility of $52.3 million and excluding implementation costs of $23.7 million.

132 Reflecting cost savings and synergies from the integration of Agility of $70 million and excluding implementation costs of $20.5 million.

133 Earnings adjusted to reflect the full cost savings anticipated by Alinta (i.e. $70 million by 2009)

- increased levels of outsourcing by infrastructure owners to capture the efficiency and broader expertise of service providers. Moreover, owners are increasingly looking for a large scale, integrated service provider rather than a series of smaller independent contractors; and
- population growth.

However, it should also be recognised that:

- the majority of Alinta's asset management earnings derive from "internal" customers;
- the business faces potential cost increases as a shortage of skilled labour across most states of Australia causing material increases in remuneration costs while much of asset management income is derived from fixed price contracts;
- although the scale of the asset management operations represents a competitive advantage, capital intensity and barriers to entry in the industry are relatively low; and
- underlying earnings of Alinta Asset Management (before synergies and associated costs) in 2007 are forecast to be affected by later than expected commencement of some projects. Earnings from these projects are forecast to be reflected in 2008 earnings;

- the substantial cost savings Alinta expects to achieve over the next two years, principally from the integration of Agility. Alinta has increased its target cost savings to $70 million per annum by 2009. A proportion of these savings have already been achieved and are reflected in the 2007 forecast (although some projects have been impacted by the current corporate activity). The lower multiples calculated after allowing for the full $70 million in cost savings and synergies are appropriate as a significant proportion of the cost savings are yet to be achieved;
- the low renewal risk for operating service agreements with Alinta's wholly or partly owned assets (approximately 80% of revenue). This provides a strong underlying revenue base for Alinta Asset Management;
- the strategic value of Alinta Energy, the business that develops, builds, manages and operates power stations, particularly in an environment where there is strong demand for new electricity generation capacity;
- the potential for Alinta to extend its skill set into other infrastructure categories, (e.g. water and wastewater). Alinta acquired some exposure to water assets through the Agility acquisition and projects such as the Camellia Recycled Water Project demonstrate the potential in this segment;
- recent transaction evidence for infrastructure services providers:

Recent Transaction Evidence

Date	Target	Transaction	Consideration (millions)	EBITDA Multiple (times)	
				Historical	Forecast
Apr 07 pending	Origin Energy Asset Management	Acquisition by APA Group	A$253	na	13.1
Apr 06	Agility	Acquisition by Alinta	A$1,050[114]	13.8	12.3

Source: Grant Samuel analysis (see Appendix 2)

The multiples implied by the value range are relatively high (on a pre full cost savings basis) in relation to the Agility transaction. However, in Grant Samuel's opinion, a premium to this benchmark is reasonable as Alinta has increased its estimate of synergies available and Alinta's national presence and expanded scale have improved its competitive position. A national business of this scale is also likely to be an attractive acquisition target; and

114 Based on the standalone valuation by the independent expert for the Alinta/AGL Transaction of $1,000-1,100 million and EBITDA excluding any of the cost savings previously identified by AGL. If AGL's forecast cost savings are allowed for then the EBITDA multiples fall to 11.3 and 10.8 times respectively

- the earnings multiples for listed companies that can be compared to Alinta's asset management businesses based on share prices at 22 June 2007 are:

Share Market Ratings of Selected Listed Infrastructure Service Companies							
Entity	Market Capitalisation ($ millions)	EBITDA Multiples (times)			EBIT Multiples (times)		
		Historical	Forecast Year 1	Forecast Year 2	Historical	Forecast Year 1	Forecast Year 2
WorleyParsons	$7,085.3	35.6	21.0	14.2	39.1	22.7	15.3
United Group	$2,377.2	17.5	13.4	11.5	21.4	15.7	13.3
Transfield Services[115]	$1,723.4	34.4	15.9	12.3	50.2	22.4	16.0

Source: Grant Samuel analysis (see Appendix 3)

Each of these companies provides services to a wide range of sectors and has substantial international operations. The multiples for WorleyParsons and Transfield Services reflect recent high growth and prospects for continued growth (for WorleyParsons from what is now a global platform predominantly servicing the hydrocarbons sector (72% of 2006 revenue) and for Transfield Services as a consequence of the spin off of its infrastructure assets). However, each of the companies has much broader businesses than Alinta primarily based on "external" contracts. On the other hand, the extent that earnings are derived from "internal" medium to long term contracts makes Alinta's asset management business an attractive acquisition target.

The implied multiples for Asset Management Services have been calculated on 31 December year end earnings while each of the comparable entities has a 30 June year end. The forecast year 1 multiples for these entities are based on forecasts to 30 June 2007 and Year 2 is based on forecasts to 30 June 2008. The peer group forecasts have not been realigned to a December year end basis because of a lack of reliable half year forecasts. Due to the growth implicit for these companies, realignment would result in an adjustment to the multiple of around 1.0 for Transfield Services and United Group (i.e. EBITDA multiples for the year ending 31 December 2007 for these companies would be around 13 and 12 times respectively).

However, even based on portfolio share prices (i.e. excluding a premium for control), the rating of these listed companies would support the implied 2007 EBITDA multiples of 13.4-14.4 times for Asset Management Services.

7.7 Investment in APA Group

Conclusion

Alinta holds 150,727,089 stapled securities in APA Group (35%). The closing price of APA Group stapled securities on 22 June 2007 was $4.18. For the purposes of this report, Alinta's holding in APA Group has been valued in the range of $630-660 million, based on a trading range of $4.20-4.40 per security.

Capital Structure and Ownership

As at 22 June 2007 there were 430,101,427 stapled securities on issue in APA Group.

At 5 January 2007 there were 26,636 registered stapled securityholders in APA Group with the top twenty securityholders accounting for approximately 61% of securities on issue. Alinta (35%) and Petronas (10.4%) are the only substantial shareholders in APA Group[116]. Other than Alinta and

[115] Transfield Services' market rating has been calculated after allowing for the June 2007 spin off of the Transfield Services Infrastructure Fund. The multiples set out in the table reflect the residual services and asset management activities

[116] However, as a consequence of Alinta executing a letter dated 11 May 2007, Babcock & Brown, Singapore Power and ES & L Pty Limited (the consortium bid company) have each acquired a relevant interest in Alinta's 35% interest in APA Group

Petronas, the top twenty registered stapled securityholders are principally institutional nominee or custodian companies. APA Group has a significant retail investor base with over 60% of registered securityholders holding less than 5,000 securities although these securityholders represent less than 40% of securities on issue.

Financial Performance

APA Group is not a party to the Proposal. In order to provide an indication of the expected future forecast financial performance, Grant Samuel has considered recent distribution guidance by APA Group for the year ending 30 June 2007 and longer term broker forecasts for APA Group (see Appendix 5) as follows:

APA Group – Forecast Financial Performance

	APA Group Guidance	Year ending 30 June Broker Consensus (Median)		
	2007	2007	2008	2009
EBITDA ($ million)	na	292.4	369.7	394.1
Net profit after tax ($ million)	na	61.6	69.8	76.4
Distribution per stapled security	28.0¢	28.0¢	29.3¢	30.3¢

Source: Grant Samuel analysis (see Appendix 5).

Distributions are paid quarterly in December, March, June and September. As a consequence of the recent corporate restructure, to form a stapled entity, future distributions will include tax paid profits (frankable), pre tax profits (unfranked) and capital distributions (tax deferred) providing increased distributions to securityholders.

Security Price Performance

APA Group securities listed at a slight premium to the offer price of $2.00 in June 2000. The following graph illustrates the movement in the APA Group security price and trading volumes since 1 January 2003:


APA Group - Security Price and Trading Volume
(1 January 2003 to 22 June 2007)
10.25% stake acquired by Alinta
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
Price
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
Volume (000's)
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07

Source: IRESS
Note: Share prices adjusted for 2:7 renounceable rights issue in November 2006.

Despite rising to approximately $2.50 (unadjusted) by the end of 2000, the security price was relatively flat until late July 2004, coinciding with the announced acquisition of remaining minority interests in the owner of 88% of the Goldfields Gas Transmission Pipeline and 100% of the Parmelia Gas Pipeline. The price rose strongly over the next seven months to February 2005 to around $3.50. During the rest of 2005, APA Group traded broadly in the range of $3.30 to $4.20 (unadjusted), rising towards the end of the period after the announcement by AGL of its demerger proposal on 31 October 2005 and on the back of increased corporate activity by APA Group (including the joint bid with BBI for GasNet).

During 2006 (up until August), APA Group generally traded in the range of $4.00 to $4.70 (unadjusted) at a weighted average price of $4.30 (unadjusted). However, following Alinta's acquisition of a 10.25% interest in APA Group in August 2006 (around the time the Alinta/AGL Transaction was nearing completion), the security price rose to a high of $5.08 (unadjusted). Following Alinta's action, APA Group made applications to the Takeovers Panel and announced that it had decided to make a cash bid for GasNet in its own capacity (i.e. without BBI). These events and APA Group's subsequent acquisitions and capital raisings have resulted in increased trading activity in APA Group's stapled securities. However, the security price has drifted down to trade between $4.00 and $4.80 (unadjusted) reflecting market concerns over the prices paid for acquisitions, the dilutionary impact of recent capital raisings and uncertainty regarding Alinta's securityholding.

Over this period APA Group performed broadly in line with the S&P/ASX 200 Industrial Index and performed moderately ahead of the S&P/ASX 200 Utilities Index. From August 2006 to October 2006, it overperformed both indices as a consequence of Alinta's acquisition of 10.25% and subsequent takeover speculation. However, since then APA Group has generally underperformed both indices.

Historically, APA Group has been a relatively illiquid stock due to a free float of only approximately 55% (as a result of AGL's (now Alinta's) and Petronas' securityholdings). In the year ended 30 June 2006, the volume of APA Group securities traded represented just 16% of the weighted average number of securities on issue during the period. Since then the volume of stapled securities traded has increased although this probably reflects the level of corporate activity surrounding APA Group in the period. Furthermore, despite the recent capital raisings, Alinta's acquisition of 10.25% (during the period prior to implementation of the Alinta/AGL Transaction) has ensured that the free float of APA Group remains at approximately 55% of issued securities.

APA Group is a top 100 listed entity (in terms of market capitalisation) although it is not currently a member of the S&P/ASX100 index (as a consequence of the limitations on free float). It is a member of most major indices including the S&P/ASX 200 Industrial Index and the S&P/ASX 200 Utilities Index. Its weighting in these indices is approximately 0.1% and 3.7% respectively.

More recently, in May and June 2007, APA Group has traded in the range of $4.15-4.49 at a volume weighted average price of $4.26. The closing price on 22 June 2007 was $4.18.

Value of Alinta's Securityholding

Alinta's 35% interest is a large, strategic stake in APA Group. A holding of this size would typically provide significant influence over the entity and therefore warrant a premium over the stockmarket trading price. However, Grant Samuel considers that it is not appropriate to attribute a premium over the trading price to Alinta's interest in APA Group as:

- Alinta has given court enforceable undertakings to the ACCC which prevent it from appointing APA Group board members and exerting management influence over operations. In addition, Alinta been required to "ring fence" the management of APA Group assets from its own assets;
- the acquisition of the 35% interest in APA Group (whether directly or indirectly) would require the acquirer to make a full takeover offer for all of the stapled securities in APA Group or obtain the approval of non-associated APA Group securityholders to do so;

- the level of interest by third parties in acquiring the 35% interest in APA Group is unknown and, due to the size of the investment and the implications of the acquisition, the number of interested parties is likely to be limited in numbers; and
- if no party could be found to acquire the 35% interest then Alinta would need to sell the APA Group securities through the market probably at a discount to trading prices.

Therefore, in Grant Samuel's opinion, it is appropriate to value the holding by reference to recent sharemarket trading.

Although APA Group's free float has remained at only approximately 55% of issued securities, APA Group is relatively well followed and analysed (7 brokers). It is reasonable to assume that the security price represents assessments of value by a reasonably well informed market and does not appear to be affected by any unsustainable factors. The uncertainty associated with the divestment of Alinta's 35% interest represents a significant stock overhang.

However, the market has been aware of the divestment mechanism (i.e. an in-specie distribution to Alinta shareholders) since the announcement of the Original Proposal on 29 March 2007, and until the end of May 2007 there has been no material change in the trading range for APA Group. The stability in the security price prior to the last week of May, may reflect the risks and benefits for the APA Group security price of the Proposal.

Assuming all Alinta shareholders receive the Default Alternative, the number of APA Group registered securityholders would increase to around 182,000. If all Alinta shareholders holding less than 1,000 shares elect the Cash Out Alternative, the number of APA Group securityholders would increase to around 80,000. The enlarged securityholder base should promote a deeper market for APA Group securities by increasing the free float to in excess of 85% (from 55%). This will increase APA Group's index weighting and should increase investor interest in APA Group generally. However:

- APA Group will incur a significant increase in registry and investor relations costs; and
- there is a risk of a period of price volatility with downward pressure on price (particularly given the small size of the interest to be received by Alinta shareholders) post implementation.

On the other hand:

- Alinta shareholders may be natural holders of APA Group securities as the investment characteristics are similar to those of Alinta shares (i.e. primarily an investment in energy infrastructure assets, a high proportion of which provide stable regulated earnings streams). In fact, APA Group compares favourably to Alinta in that it can provide tax deferred distributions in addition to franked and unfranked distributions (although its growth outlook may be more moderate);
- various mechanisms have been established under the Proposal to create an orderly market for APA Group securities post implementation:
  - a range of consideration alternatives are being offered to shareholders (e.g. Maximum Cash Alternative, Maximum Preference Shares Alternative etc); and
  - a cash out facility is being established for holders of less than 1,000 Alinta shares.

  However, a scrip top up facility will be not be available in relation to the APA Group securities; and
- the majority of Alinta shareholders are likely to be relatively passive investors.

The more recent increase in the security price may reflect the benefits of the recently announced United States debt placement and declaration of the third interim distribution for 2007. It is too early to assess whether the price increase will be sustained in the longer term.

Having regard to the above analysis, Grant Samuel has adopted a range of $4.20-4.40 to value Alinta's interest in APA Group:


APA Group - Security Price History
(1 July 2006 to 22 June 2007)
Price
$5.20
$5.00
$4.80
$4.60
$4.40
$4.20
$4.00
$3.80
$3.60
Jul-06
Sep-06
Nov-06
Jan-07
Mar-07
May-07
Alinta acquires 10.25% stake
Allgas acquisition
ACCC rejection of Alinta's revised undertakings
Value range

Source: IRESS

7.8 Other Assets and Liabilities

Alinta's other assets and liabilities have been valued in the range $104.5-194.5 million and represent:

- Wattle Point Wind Farm has been valued at $225 million, being the price paid by Energy Infrastructure Trust on 23 April 2007;
- implementation costs associated with cost savings from the integration of Agility with Alinta Asset Management to be spent post 31 March 2007 ($25.7 million, tax effected);
- the fair value of interest rate swaps at 31 May 2007 of $(47.7) million, taxed at 30%;
- Alinta has carried forward income tax losses of approximately $223 million ($67 million tax shield) and expects to recoup the losses over a period from 2007 to 2032. Grant Samuel has attributed a value of $5-20 million to the tax losses. This value represents the net present value of the tax losses as they expect to be utilised, discounted by 70-90% to reflect the uncertainty about utilisation that potential buyers would have;
- an allowance of $(75.0)-nil million reflecting the accounting provision for levies and commercial disputes; and
- $0.8 million for Alinta's other investments (including ShieldLiner Limited).

Alinta has a number of other assets and liabilities on its balance sheet that have not been included in other assets and liabilities for the following reasons:

- the value of the United Energy Distribution redeemable preference shares is reflected in Alinta's equity interest in United Energy Distribution (see Section 7.3.5);
- the finance lease receivables are accounting constructs reflecting the power purchase agreements for Wattle Point Power Station, Glenbrook Power Station and Cawse Cogeneration Facility. Each of these power stations are separately valued in this report;
- at 31 December 2006 Alinta recognised a liability for the amount owed to AIH stapled securityholders at that time as a consequence of the takeover. The payment to AIH securityholders is fully reflected in the net borrowings used for valuation purposes (see Section 7.10); and

- the provision for decommissioning of $59.7 million is an accounting provision based on the present value of the future estimated costs to decommission power stations and gas and electricity transmission assets. The cash outlay required to decommission pipelines and power stations at the end of their useful lives is reflected in the cash flows used to value those assets.

7.9 Corporate Costs

Alinta's unallocated corporate overheads are currently around $45 million per annum. These corporate overheads represent the costs of managing Alinta including costs associated with:

- the Alinta executive office (i.e. Chief Executive Officer, Chief Financial Officer, Company Secretary etc.);
- being a listed company (such as directors fees, annual reports and shareholder communications, share registry and listing fees and dividend processing); and
- compliance costs associated with ACCC undertakings in relation to APA Group.

Alinta management expects to achieve on-going corporate overhead savings in the order of $15 million per annum from 2008 onwards. These savings result primarily from reduced operational complexity, lower overhead staffing levels and reduced compliance costs. Further, the additional corporate overheads associated with the ring fencing of the APA Group assets will be eliminated on divestment of the APA Group stapled securities and the Moomba to Sydney Pipeline and the Parmelia Gas Pipeline management agreements. The sustainable level of corporate overhead costs after allowance for these matters is estimated to be approximately $30 million.

Furthermore, any acquirer of Alinta would be able to save the costs associated with being a listed company. However, it is also likely that a potential acquirer of Alinta that has an existing presence in Australia would be able to eliminate most, if not all, costs associated with the executive team as well as some proportion of general overhead costs (given the nature of certain of these costs). It is estimated that approximately 50% of ongoing corporate savings could be saved.

Grant Samuel has allowed $(315)-(375) million for the capitalised value of the corporate overheads in its valuation of Alinta's business operations. This represents 10-12 times the adjusted corporate overheads expense allowing for the planned savings by Alinta on a standalone basis as well as the time required to achieve these savings.

However, Grant Samuel has also allowed for capitalised cost savings (comprising listed company and other corporate overheads) of $150-180 million. This represents 10-12 times the estimated cost savings which are separate to the reductions in head office costs already planned by Alinta.

7.10 Net Borrowings

Alinta's net borrowings for valuation purposes are $5,437.4 million:

Alinta – Net Borrowings for Valuation Purposes	$ millions
Borrowings at 31 December 2006 (consolidated basis)	(6,261.5)
Cash and deposits at 31 December 2006	400.2
Net borrowings as at 31 December 2006 (see Section 4.5)	**(5,861.3)**
Other cash generated (net of capital expenditure)	(88.7)
Dividend paid on 4 April 2007 (net of dividend reinvestment)	(45.0)
Payment to AII securityholders on takeover	(357.0)
Net borrowings at 31 March 2007	**(6,352.0)**
Deferred borrowing costs at 31 March 2007 added back	(11.0)
Cash receivable on exercise of options	56.5
Capital expenditure since 31 December 2006 already reflected in DCF analysis	61.0
Outside equity interest in borrowings	808.1
Net borrowings for valuation purposes	**(5,437.4)**

7.11 Franking Credits

Under Australia's dividend imputation system, domestic equity investors receive a taxation credit (franking credit) for tax paid by a company. The franking credit attaches to any dividends paid by a company and the franking credit offsets personal tax for Australian investors. To the extent that personal tax has been fully offset the individual will receive a refund of the balance of the franking credit. Franking credits therefore have value to the recipient.

However, in Grant Samuel's opinion, while acquirers are attracted by franking credits there is no clear evidence that they will actually pay extra for a company with them (at any rate the sharemarket evidence used by Grant Samuel in valuing the Alinta businesses will already reflect the value impact of the existence of franking credits). Further, franking credits are not an asset of the company in the sense that they can be readily realised for a cash sum that is capable of being received by all shareholders. The value of franking credits can only be realised by shareholders themselves when they receive distributions. Importantly, the value of franking credits is dependent on the tax position of each individual shareholder. To some shareholders (e.g. overseas shareholders) they will have very little or no value. Similarly, if they are attached to a distribution which would otherwise take the form of a capital gain taxed at concessional rates there may be minimal net benefit.

Accordingly, while franking credits may have value to some shareholders they do not affect the underlying value of the company itself. No value has therefore been attributed to Alinta's accumulated franking credit balance of $173.8 million in the context of the value of Alinta as a whole.

7.12 APA Group Settlement

On 28 June 2007, subsequent to Grant Samuel forming its valuation conclusions, Alinta entered into agreements with APA Group to separate various interests and conclude outstanding litigation (refer Section 10.8 of the Scheme Booklet for details). In summary, these agreements include:

- that Alinta will dispose of its 35% securityholding in APA Group through the Proposal. If the Share Scheme does not proceed then Alinta will distribute the APA Group securities either pro rata to its shareholders or by a book build by 14 December 2007;
- the termination of agreements under which Alinta Asset Management provides services in relation to various APA Group gas pipelines (including the Moomba to Sydney Pipeline and the Parmelia Gas Pipeline) and the transfer of operating arrangements in relation to certain third party owned pipelines which are operated in conjunction with APA Group pipelines for gross consideration of $210 million; and
- the termination of several items of litigation between Alinta and APA Group.

In Grant Samuel's opinion, these agreements do not impact the estimate of the full underlying value of Alinta as set out in Section 7 of this report.

8 Assessment of the Consideration

8.1 Approach

The consideration under the Share Scheme is a combination of cash, BBI stapled securities, BBP stapled securities, BBW stapled securities, EPS and APA Group stapled securities. Shareholders may elect the consideration to be received from four alternatives reflecting various combinations of each component:

- the Default Alternative;
- the Maximum Preference Shares Alternative;
- the Maximum Cash Alternative; and
- the Maximum Securities Alternative.

In addition, there is a Cash Out Alternative for Alinta shareholders holding less than 1,000 shares.

Each of these alternatives is explained in detail in Section 13 of the Scheme Booklet.

Grant Samuel has used the Default Alternative (prior to any adjustment that may occur under the terms of the Share Scheme) as the basis for measuring the value of the Share Scheme consideration for the following reasons:

- if an election is not made, then that shareholder will be deemed to have elected the Default Alternative; and
- the other alternatives (including the Maximum Cash Alternative) are structured so that the amount of cash or quantum of shares under each is adjusted to deliver the same aggregate value as the Default Alternative (based on the volume weighted average trading price for the listed securities over the five days prior to the effective date of the Share Scheme plus a value of $1.00 for EPS).

For each Alinta share, the Default Alternative effectively comprises:

- $8.925 in cash[317];
- 1.599 EPS;
- 0.752 New BBI stapled securities;
- 0.669 New BBP stapled securities;
- 0.260 New BBW stapled securities; and
- 0.301 APA Group stapled securities plus $0.40 of franking credits.

The consideration finally received under the Default Alternative might vary from that outlined above, depending on the extent and mix of elections made by shareholders for other alternatives. However, it is structured so as to deliver the same value (measured on the basis set out above).

In the context of a takeover, it is normal practice to value listed securities offered as consideration by reference to the market prices of those securities. Although security prices reflect only marginal trades in portfolio interests, the security price represents the cash equivalent of the securities offered. It is the amount that target securityholders could reasonably expect to realise if they sold the securities issued to them immediately or in the short term. The underlying value of the bidding entity is not relevant to target securityholders as they are not able to access that underlying value (except potentially through a subsequent takeover offer for the bidding entity).

There are however two tests:

- is there any reason why the security price is not a fair reflection of the true market value?; and
- will the proposed transaction have an impact on the price?

In the absence of unusual circumstances, the sharemarket normally provides an objective measure of the fair value of securities in a listed entity. Market prices usually incorporate the influence of

---

[317] Subject to adjustment as set out in the Scheme Implementation Agreement.

all publicly available information on an entity's prospects, future earnings and risks.

Furthermore, for the purposes of assessing the market value of scrip consideration, it is not appropriate to utilise the trading price of the bidding entity prior to the transaction being announced. Target securityholders will receive securities in the bidding entity after implementation of the transaction not securities in the pre-transaction entity. It is value of the securities they receive that is relevant not what they were (or would be) worth in the absence of the transaction.

Therefore, in determining the value range for each of the scrip components of the consideration being offered to Alinta shareholders, the following matters have been taken into consideration (as appropriate):

- the recent sharemarket trading history;
- market rating in comparison to peers;
- the liquidity of each security;
- the pro forma financial impacts on the bidding entity (e.g. earnings, cash flow, distributions, gearing, NTA backing) of the transaction; and
- any other impacts of the transaction.

It should not be construed that Grant Samuel has undertaken any form of due diligence in relation to BBI, BBP, BBW and APA Group. Rather, Grant Samuel has made a judgement about market values for the securities of each entity using publicly available information. No warranty or guarantee is given as to the trading levels of the securities of these entities or to the returns that these securities will generate. Whether to buy, hold or sell securities in New BBI, New BBP, New BBW and APA Group (or Alinta for that matter) or to buy, hold or sell EPS are investment decisions upon which Grant Samuel does not offer an opinion.

In this context, it is important to note that the complexities and uncertainties of the consideration structure mean that there is potential for some dislocation in the market for the various securities. There could be excess selling pressure from former Alinta shareholders as they deal with their new interests. However, any substantial effects should only be temporary and, in any event, a range of mechanisms have been, or will be, established which are expected to help create an orderly market in the securities of the Babcock & Brown entities post implementation of the Share Scheme.

8.2 Summary

It is, in Grant Samuel's opinion, reasonable to attribute value to the Share Scheme consideration under the Default Alternative of $15.74-16.07 per Alinta share:

Value of Consideration Offered under Default Alternative			
Consideration Component	**Value per Security**	**Exchange Ratio**	**Value per Alinta Share**
Cash			$8.925
BBI stapled securities	$1.65-1.75	0.752	$1.241-1.316
EPS	$0.99-1.01	1.599	$1.583-1.615
BBP stapled securities	$3.40-3.60	0.669	$2.275-2.408
BBW stapled securities	$1.75-1.85	0.260	$0.455-0.481
APA Group stapled securities	$4.20-4.40	0.301	$1.264-1.324
Total			**$15.743-16.070**

In addition, for those shareholders able to utilise franking credits, the value of the consideration offered may increase by up to 40 cents per Alinta share.

The values adopted above are after taking into account the distributions for the period ending 30 June 2007 for the listed Babcock & Brown entities to which Alinta shareholders are not entitled although by the date the securities are issued to Alinta shareholders there will be an entitlement to the subsequent distribution, a portion of which will be reflected in the BBI security price at that time. The value range also assumes no deterioration in equity market conditions.

To the extent that the market views the Proposal as positive, the rating of the already listed securities may improve over time as the likelihood of implementation of the transaction increases.

8.3 New BBI Stapled Securities

Grant Samuel has adopted a BBI stapled security price in the range of $1.65-1.75 for the purpose of assessing the value of the consideration offered to Alinta shareholders (after taking into account the 7.25 cents per stapled security distribution for the six months ending 30 June 2007 to which Alinta shareholders are not entitled). In determining this value range, the following factors have been taken into account:

- recent market prices for BBI stapled securities:


BBI - Daily Security Price and Trading Volume
(1 July 2006 - 22 June 2007)
Announcement of Original Proposal
Price
Volume (000's)
$2.20
$2.00
$1.80
$1.60
$1.40
$1.20
$1.00
$0.80
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Jul-06 Aug-06 Sep-06 Oct-06 Nov-06 Dec-06 Jan-07 Feb-07 Mar-07 Apr-07 May-07 Jun-07

Source: IRESS

BBI stapled securities closed at $1.83 on 29 March 2007 (being the day prior to the announcement of the Original Proposal). Since then BBI stapled securities have traded in the range $1.76-2.03 (at a volume weighted average price of $1.85) and closed on 22 June 2007 at $1.78. Movements in the share price since 29 March 2007 reflect among other things:

- the market's assessment of the benefits and risks to BBI of the Proposal;
- the announcement in May 2007 of increased full year distribution guidance (from 14 cents to 14.25 cents);
- announcements in relation to acquisitions (e.g. NorthWestern and Tarragona Port Services) and progress in developments of major existing assets (e.g. Dalrymple Bay Coal Terminal expansion and PD Ports' planned deep water port project). In particular, BBI's price fell from a prior (record) close of $1.99 to $1.84 (a decrease of 7.5% over two days) following the announcement on 23 May 2007 that BBI's proposed acquisition of NorthWestern was unlikely to proceed; and
- the rise in the Australian stockmarket (the S&P/ASX 200 Index is up approximately 6% since 29 March 2007).

BBI's post announcement trading range incorporates this information and is the benchmark in assessing the value of the BBI securities offered as consideration. Grant Samuel sees no reason to challenge the normal assumption that the recent BBI security price represents a reasonable assessment of value of a well informed market as:

- BBI is a member of various stockmarket indices (including the S&P/ASX 200 Index) and has a market capitalisation of approximately $3.3 billion;
- the market for BBI stapled securities is reasonably liquid, due to a relatively wide investor base and a free float of in excess of 85%; and

- BBI is currently followed by 9 broker analysts and, as the largest listed satellite investment fund of Babcock & Brown, also receives indirect coverage by brokers that follow Babcock & Brown.

The current BBI security price is cum the distribution for the six months ending 30 June 2007 (expected to be 7.25 cents per stapled security) payable in August 2007. Alinta shareholders are not entitled to this distribution although by the date the BBI securities are issued to Alinta shareholders there will be an entitlement to the subsequent distribution, a portion of which will be reflected in the BBI security price.

In addition, it should be noted that, given the recent trading performance of BBI securities, it is unlikely that an incentive fee will be payable by BBI in relation to the year ending 30 June 2007, although this will not be determined until 30 June 2007;

- BBI's rating relative to its peers (albeit recognising that BBI is unique in its combination of energy and transport infrastructure asset classes):

Sharemarket Ratings of Selected Infrastructure Entities[118]

Entity	Type[119]	Market Capitalisation (million)	EBITDA Multiple (times)			Distribution Yield[120] (%)		
			Historical	Forecast Year 1	Forecast Year 2	Historical	Forecast Year 1	Forecast Year 2
BBI	**E/G/T**	**A$1,255**	**21.8**	**15.2**	**12.8**	**7.5%**	**8.0%**	**8.5%**
Distribution and Transmission Infrastructure								
SP AusNet	E/G	A$2,993	10.5	10.0	9.9	7.9%	8.1%	8.3%
Spark	E	A$1,987	10.3	10.2	9.6	7.7%	9.3%	9.6%
DUET	E/G	A$2,313	12.1	11.4	10.4	5.9%	6.2%	6.8%
APA Group[121]	G/E	A$1,798	27.9	18.2	14.4	5.7%	6.7%	7.0%
Envestra	G	A$984	12.3	12.3	12.3	8.2%	8.2%	8.2%
HDUF	E/G/W/H	A$611	11.8	11.9	11.6	7.4%	7.8%	8.0%
Vector[122]	E/G	NZ$2,710	10.0	9.4	9.1	4.4%	4.8%	5.2%
Transport Infrastructure								
Asciano Group[123]	T	A$7,161	22.3	19.2	16.0	na	na	4.2%
AIF	T	A$1,248	11.6	11.2	11.6	4.4%	4.7%	5.0%
Macquarie Airports	T	A$7,167	nmf	nmf	nmf	6.0%	6.2%	6.5%
Port of Tauranga	T	NZ$965	17.1	15.7	14.3			
Lyttelton Port Company	T	NZ$254	11.3	12.3	11.0			

Source: Grant Samuel analysis (see Appendix 6).

This analysis is based on share prices as at 22 June 2007 and therefore does not reflect a premium for control. When considering the data presented the following should be noted:

- most of the infrastructure entities are passive in nature with external parties (often related) providing infrastructure operation and management services and/or fund administration services. Exceptions are Asciano Group, Port of Tauranga and Lyttelton Port Company which are internally managed and APA Group which has a degree of internal management capability;

- a significant proportion of revenue of the distribution and transmission entities is sourced from Australian regulated assets (although the proportion of regulated revenue does vary);

118 All entities have a 30 June year end except for Macquarie Airports, HDUF and Spark which have a 31 December year end and SP AusNet which has a 31 March year end.

119 E = Electricity; G = Gas; W = Wind; H= Water; T = Transport

120 Represents cash distribution per share (i.e. ignoring any tax benefits derived by investors) divided by the share price.

121 APA Group's distribution yield is comparatively low as it has only recently become a stapled entity and there is an expectation that for a period the proportion of distributions which will be tax deferred will be less than 100%. In addition, the market price might be low due to uncertainty associated with Alinta's securityholding and its relatively low free float.

122 Vector's distribution yield is comparatively low reflecting the absence of financial engineering (i.e. it is a tax paying corporate).

123 Asciano Group commenced trading on 5 June 2007. Asciano Group does not intend to pay a distribution for the year ending 30 June 2007. Its implied multiples are high reflecting market speculation of corporate activity and significant future growth.

- all entities (except the New Zealand entities) are stapled entities which has the effect of increasing the tax efficiency of distributions for investors. In some instances, distributions comprise capital as well as income returns and most structures are able to provide distributions upon which tax is deferred or franking credits are attached (or a combination thereof); and

- a number of the entities predominantly hold minority interests in underlying assets (e.g. Spark only holds 49% interests in infrastructure assets).

BBI is an externally managed stapled entity, has a substantial portfolio of international businesses and earnings are derived 46% from energy infrastructure assets and 54% from transport (ports and rail) infrastructure assets. There is no entity directly comparable to BBI. Among its energy infrastructure peers, the most comparable entities are SP AusNet, DUET and APA Group. DUET is of particular relevance as it holds large interests in three of the five assets in which BBI will acquire interests from Alinta. Meaningful comparison against the transport infrastructure entities is difficult. Asciano Group, Port of Tauranga and Lyttelton Port Company have substantial port interests but are all internally managed and operate the port services businesses. Dividend yields at the New Zealand ports are not meaningful for comparative purposes as they pay post tax dividends. AIF and Macquarie Airports are comparable in structure, however, their investments are almost solely in airports.

Notwithstanding these differences, BBI is generally judged by the market relative to this infrastructure peer group. The data presented indicates that listed energy transmission and distribution infrastructure entities broadly trade at forecast (Year 2) cash distribution yields of around 7-9% (with a median of 8.0%). In comparison, the transport infrastructure entities broadly trade at forecast distribution yields of 5-8% (with a median of 6.5%). It should be noted that:

- some of the entities pay franked dividends and accordingly their gross yield is higher than their cash yield (e.g. this has some affect on entities such as APA Group, DUET, SP AusNet, Port of Tauranga and Lyttelton Port Company); and

- in a number of cases the distributions currently have substantial tax deferred components which make them more valuable than equivalent grossed up dividends (100% currently in the case of BBI in comparison to 60-70% for SP AusNet, Envestra and HDUF). However, it is not possible to determine a precise value for these benefits as it depends on individual taxpayer's positions, the time horizon for the tax deferral and other factors.

Accordingly, caution must be exercised in comparing distribution yields on either a net or gross basis.

Forecast (Year 2) EBITDA multiples for the transmission and distribution infrastructure entities are in the range of 9.4-12.5 times (although APA Group at 14.4 times is an outlier primarily reflecting significant growth expectations). The transport infrastructure entities broadly trade in the range of 11-14 times EBITDA (although Asciano Group at 16 times is an outlier as its market rating reflects significant speculation of corporate activity).

BBI is currently trading on relatively high multiples which may reflect:

- the blended multiples of BBI's asset mix;

- the broad geographic diversification benefits inherent in its portfolio; and

- a strong growth record and outlook given present and recently announced transactions and substantial developments in progress at two of its major transport infrastructure assets.

In any event, it is not out of line with its market peers.

At the same time, there are some risks attached to BBI's forecast distributions for 2007 and 2008 on a standalone basis. This has arisen as a consequence of the upfront funding of the substantial expansion projects at Dalrymple Bay Coal Terminal and for the proposed

NorthWestern acquisition (both of which are known to the market). It has been exacerbated by the likelihood that the proposed NorthWestern acquisition will not proceed (although there is still a slight possibility it will) and that funds raised to meet BBI's equity contribution for that acquisition are earning interest income and not returns (technically) available for distribution. As a consequence, to the extent necessary, BBI intends to supplement net operating cash flow (as defined) through the release of cash reserves created on prior acquisitions, cash proceeds from the sale of trading assets of a PD Ports subsidiary operation and from cash gains earned on the sale of its generation assets.

BBI expects its projected distributions to be sustainable at these levels when earnings from the expansion at Dalrymple Bay Coal Terminal commence and from reinvestment of the reserved NorthWestern funds. However, there is inevitably some degree of uncertainty as to the timing and quantum of these earnings streams. While BBI has identified a number of possibilities for reinvestment of these funds, they are not certain. To the extent there is a shortfall in funding distributions from net operating cash flow there may be a negative impact on the BBI security price.

BBI is also facing significant contingent liabilities (approximately $110 million) in relation to disputes with tax authorities in Australia and New Zealand. The New Zealand matter (maximum potential liability NZ$20 million) is expected to have only a one off impact if it does arise. The Australian matter could also have an impact on BBI's tax profile in subsequent periods (see Section 5.12(a) of the Scheme Booklet). BBI has stated that adverse decisions on these matters are not expected to alter its distribution guidance;

- the impacts of the Proposal on BBI:
  - it provides BBI with a number of strategic benefits, including:
    - increased overall scale and increased weighting of energy infrastructure assets;
    - ability to achieve scale efficiencies across the enlarged infrastructure portfolio and specific cost savings through the integration of duplicated functions in Western Australia and Tasmania; and
    - increase internal operations and maintenance services capability;
  - the Proposal is a significant acquisition by BBI but is not immediately accretive on a net operating cash flow per security basis notwithstanding the cost savings allowed for from integrating the Tasmanian and Western Australian support activities. However, BBI has reconfirmed its distribution guidance (i.e. BBI is indicating that the Proposal will have no negative impact on BBI securityholder income). The pro forma impact of the Proposal for BBI is set out in Section 6.2 of this report and is summarised below:

New BBI – Pro Forma Impact of Proposal (Year ending 30 June 2008)

	Before Implementation	Post Implementation	Change	
			Amount	%
Revenue ($ million)	1,389.6	1,681.5	+291.9	*21.0%*
EBITDA ($ million)	609.6	750.0	+140.4	*23.0%*
Net operating cash flow ($ million)	218.4	239.6	+21.2	*9.7%*
Net cash flow available for distribution per stapled security	16.9¢	15.0¢	-1.9¢	*(11.2%)*
Distributions per stapled security	15.0¢	15.0¢	-	-
Proportion of distribution tax deferred	100%	100%	-	-

  - gearing levels are maintained, net asset backing increases but NTA backing decreases:

New BBI – Pro Forma Impact on *Financial* Position as at 31 December 2006				
	Before Implementation (pro forma)	Post Implementation	Change	
			Amount	%
Net assets per stapled security	$1.28	$1.40	+0.4%	9.4%
NTA per stapled security	($0.01)	($0.25)	-$0.24	*nmf*
Book gearing	66.2%	66.5%	+0.3%	*<0.1%*
Market gearing[324]	57.9%	61.0%	+3.1%	5.4%

Gearing levels are maintained and are consistent with market peers. BBI is paying a substantial amount for intangibles assets primarily reflecting the acquisition of the Western Australian asset management business. The decrease in NTA is material and there is a risk of negative market perception. However, the financial information disclosed by BBI is prior to acquisition accounting and market prices tend to reflect cash income and distributions rather than asset values; and

- the number of BBI stapled securities on issue will increase by 16.8% and BBI is (effectively) issuing a further class of security (EPS). Irrespective of shareholder elections the number of BBI registered stapled securityholders will increase substantially. Assuming all Alinta shareholders receive the Default Alternative, the number of BBI stapled securityholders could increase to around 193,000 (89,000 if all eligible Alinta shareholders elect the Cash Out Alternative). In addition, it is possible that BBI could have over 155,000 registered EPS securityholders. This should:
  - promote greater liquidity in the market for BBI securities and potentially attract greater investor interest; and
  - increase BBI's index weighting which should attract further investor interest.

  However, BBP will incur a significant increase in registry and investor relations costs; and

- the potential risks for the BBI security price post implementation:
  - the substantial increase in securityholders could lead to a period of excess selling pressure from former Alinta shareholders. In this context, Alinta shareholders may not be natural holders of BBI securities:
    - the nature of the investment is different in that BBI is an externally managed infrastructure owner structured to generate tax deferred distributions while Alinta is a diversified energy company generating franked dividends;
    - although BBI owns energy infrastructure assets, around half of its asset portfolio is transport infrastructure; and
    - the small size of the interests received may discourage Alinta shareholders from retaining BBI securities.

    On the other hand:

    - BBI offers Alinta shareholders the ability to maintain exposure to some of the assets currently held by Alinta and gain exposure to BBI's diversified portfolio of assets;
    - various mechanisms have or will be established to create an orderly market for BBI securities post implementation including the range of consideration alternatives, the cash out facility for small shareholders and a scrip top up facility will be established post implementation; and
    - BBI's substantial growth pipeline makes it an attractive investment for investors seeking a stable, but growing, cash yield; and
  - market perceptions about the price that BBI has paid. In this regard, the enterprise value of $2,482 million (based on 372.4 million stapled securities (on an undiluted

---

324 Before implementation based on BBI security price as at 29 March 2007 of *$1.83* while *post* implementation based on BBI security price as at 22 June 2007 of $1.78.

basis), the midpoint of Grant Samuel's assessment of the BBI security price range ($1.70) and incremental net debt of $1,849 million including $800 million EPS) implies a high multiple of 17.2 times incremental pro forma 2008 EBITDA ($144.7 million). However, the incremental EBITDA used in the calculation includes $8.6 million share of profits from associates (i.e. Multinet Gas and Dampier to Bunbury Natural Gas Pipeline). On an adjusted basis, the implied EBITDA multiple is estimated to decline to around 15 times. This multiple is relatively high, however:

- there is significant future growth in certain of the assets to be acquired by BBI (notably the Dampier to Bunbury Natural Gas Pipeline and the Western Australian asset management business) which is not factored into the pro forma 2008 EBTDA; and
- Grant Samuel understands that there is further scope for cost savings from the integration of support functions but not reflected in the 2008 pro forma forecast particularly with regard to the integration of Tasmanian Gas Pipeline as Powerco's Tasmanian gas distribution and retail business and the Western Australian asset management business with the WestNet Rail business.

It could be argued that the market is not yet fully informed about the Proposal and its impacts and will only be so once the Scheme Booklet is released. However, a reasonable level of information about the Proposal has already been disclosed and investors have had time to assess its implications for BBI.

8.4 New BBP Stapled Securities

Grant Samuel has adopted a BBP stapled security price range of $3.40-3.60 for the purpose of assessing the value of the consideration offered to Alinta shareholders (after taking into account the 14.0 cents per stapled security distribution for the period from listing to 30 June 2007 to which Alinta shareholders are not entitled). In determining this value range, the following factors have been taken into account:

- recent market prices for BBP's stapled securities:


BBP - Daily Security Price and Trading Volume
(11 December 2006 - 22 June 2007)
Price
Volume (000's)
$4.00
$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Announcement of Original Proposal
Dec-06
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07

Source: IRESS

The trading price of BBP securities prior to announcement of the Original Proposal was within the range of $2.61-$3.03 (at a volume weighted average price of $2.77). Following an initial premium on listing, BBP securities reached a closing high of $3.00 in mid-February before declining marginally. BBP securities had a closing price of $2.88 on 29 March 2007 and a volume weighted average price over the 10 days prior of $2.78.

In the period from announcement of the Original Proposal to 22 June 2007, BBP's security price increased significantly, trading up to $3.80 (with a volume weighted average price of $3.36) and closed at $3.55 on 22 June 2007. The increase in trading price reflects a number of factors, including:

- the market's assessment of the benefits and risks to BBP of the Proposal;
- BBP's announcement of earnings upgrades for 2007 and 2008 on 26 April 2007 and 1 May 2007, respectively;
- recent increases in the wholesale price of electricity in the NEM;
- increased media and investor focus on energy market issues and investments generally during May 2007 as well as increased public exposure for BBP on the back of a number of industry presentations; and
- the rise in the Australian stockmarket (the S&P/ASX 200 Index is up approximately 6% since 29 March 2007).

While BBP has only been listed since December 2006, the post announcement trading range incorporates this information and is the benchmark in assessing the value of the BBP securities offered as consideration. Grant Samuel sees no reason to challenge the normal assumption that the recent BBP security price represents a reasonable assessment of value by a well informed market as:

- BBP is a member of various stockmarket indices (including the S&P/ASX 200 Index) and has a market capitalisation of around $1.3 billion;
- notwithstanding the limited free float, the market for BBP securities is relatively liquid; and
- BBP is currently followed by 4 broker analysts as well as receiving indirect coverage as a satellite investment of Babcock and Brown.

The current BBP security price is cum the distribution for the period from listing to 30 June 2007 (expected to be 14.0 cents per stapled security) payable in September 2007. Alinta shareholders are not entitled to this distribution although by the date the BBP securities are issued to Alinta shareholders there will be an entitlement to the subsequent distribution, a portion of which will be reflected in the BBP security price.

In addition, it should be noted that, given the recent trading performance of BBP securities, it is possible that incentive fees may be payable in the future although any actual liability will only be measured at 31 December 2007;

- BBP's rating relative to its peers (albeit recognising that BBP is the only listed "pure" conventional fuel electricity generator):

Sharemarket Ratings of Selected Energy Generation and Retail Entities[123]

Entity	Market Capitalisation (millions)	EBITDA Multiple (times)			Distribution Yield (%)		
		Historical	Forecast Year 1	Forecast Year 2	Historical	Forecast Year 1	Forecast Year 2
BBP	**A$1,306**	**20.9**	**12.6**	**10.5**	**na**	**6.4%**	**7.0%**
Electricity Generation							
BBW	A$1,275	nmf	23.7	11.6	5.8%	6.4%	7.2%
Energy Developments[124]	A$639	10.6	9.0	7.0	0.9%	1.2%	1.7%
TSI Fund	A$614	na	9.7	9.3	na	7.0%	7.4%
Viridis	A$195	21.6	11.2	10.4	8.9%	9.2%	9.3%
Integrated Generation and Retail							
Origin Energy	A$8,458.9	12.1	11.2	9.4			
AGL Energy	A$6,663.7	16.1	10.3	8.5			
Contact Energy	NZ$5,218.5	10.7	11.3	10.6			
TrustPower	NZ$2,679.3	16.0	14.0	12.1			

Source: Grant Samuel analysis (see Appendices 3 and 6).

---

[123] All entities have a 30 June year end except for TrustPower which has a 31 March year end.

[124] Energy Development's yield is low reflecting the absence of financial engineering (i.e. it is a taxpaying corporate), the development nature of its asset base (rather than operating) and a low payout ratio.

The analysis is based on share prices as at 22 June 2007 and therefore does not reflect a premium for control. A number of the entities, notably BBW and AGL Energy, have experienced, and are expected to experience, significant earnings growth, making comparison to historical and immediate forecast (Year 1) multiples less relevant. Furthermore, caution is needed when considering the multiples for BBW. BBW's multiples are high reflecting the expectation of substantial growth in earnings over the near term and there is some difficulty in assessing forecast earnings as a consequence of BBW's recent structured acquisition of a portfolio of wind farms in the United States. This may impact the reliability of any comparison.

BBP's portfolio comprises Australian based power generation assets utilising conventional fuel sources. The most directly comparable companies to BBP are the other pure electricity generators, however, each has significant international operations (entirely international in the case of Viridis) and a focus on non-conventional or renewable fuels. The integrated businesses have extensive retailing activities in addition to traditional generation and will therefore have multiples which reflect a blend of these operations. Accordingly, there are no entities directly comparable to BBP.

Notwithstanding these differences, these peers provide a useful benchmark for BBP:

- Forecast (Year 2) multiples for generation entities are in the range of 7.0 to 11.6 times while integrated businesses are trading in the range of 8.5-12.1 times EBITDA. The width of these ranges makes comparison difficult, however:
  - BBW's multiples are high reflecting the expectation of substantial growth in earnings (although caution is needed when considering these multiples);
  - Energy Developments' multiple is low due, in part, to the significant development component of its portfolio;
  - TSI Fund listed on the ASX on 12 June 2007. It has a portfolio of conventional power generation assets as well as water filtration assets and therefore its multiples reflect this blend of assets;
  - the blended multiples of the integrated entities reflect the lower multiples which apply to energy retailers (although the multiples for both Contact Energy and TrustPower may reflect the market view on their carbon rating upside and their limited free floats); and
  - BBP's multiples are overstated as they exclude BBP's proportional interest in Oakey Power Station; and
- distribution yield comparisons are only appropriate having regard to the other listed infrastructure investment vehicles (namely, BBW, TSI Fund and Viridis) as they are structured to provide optimal (often significantly tax advantaged) cash income streams. In contrast, the integrated businesses, as well as Energy Developments, have traditional company structures (i.e. they are subject to corporate tax) which results in significantly lower cash yields. Viridis' and TSI Fund's higher cash yields may reflect their lower level of tax deferral (around 50-65%) relative to BBP and BBW (each 100%).

The above analysis indicates that BBP is not trading out of line with its market peers;

- the impacts of the Proposal on BBP:
  - it provides BBP with a number of strategic benefits, including:
    - increased geographic diversification, including greater exposure to the growing Western Australian energy market;
    - substantially increased scale. BBP will become the largest private generator in the country (and, subject to the AlintaAGL call option, the largest overall);
    - a more diversified and stable income base supported by long term customer contracts; and
    - significant cogeneration and energy retailing growth opportunities through AlintaAGL (subject to the outcome of the call option);

- the number of BBP securities on issue will increase by around 48% (almost doubling BBP's current market capitalisation) and, irrespective of shareholder elections, will increase the number of registered securityholders substantially. Assuming all Alinta shareholders receive the Default Alternative, the number of BBP securityholders could increase to around 165,000 (approximately 61,000 if all eligible shareholders elect the Cash Out Alternative). This should:
  - promote greater liquidity in the market for BBP securities and potentially attract greater investor interest; and
  - increase BBP's index weighting which should attract further investor interest.

  However, BBP will incur a significant increase in registry and investor relations costs;

- a significant increase in EBITDA and in net operating cash flow (although a reduction on a per security basis). Forecast distributions per security are expected to increase marginally and to remain fully tax deferred. The pro forma impact of the Proposal for BBP is set out in Section 6.3 of this report and is summarised below:

New BBP – Pro Forma Impact of Proposal (Year ending 30 June 2008)				
	Before Implementation	Post Implementation	Change	
			Amount	%
Revenue ($ million)	637.4	1,667.3	+1,029.9	*161.6%*
EBITDA ($ million)	187.6	382.6	+195.0	*103.9%*
Net operating cash flow ($ million)	93.4	165.8	+72.4	*72.5%*
Net operating cash flow per stapled security	26.0¢	24.0¢	-2.0¢	*(7.6)%*
Distributions per stapled security	26.0¢	26.1¢	0.1¢	*0.4%*
Proportion of distribution tax deferred	100%	100%	-	-

- gearing and net asset backing increases while NTA per security decreases. Higher gearing is consistent with that of other listed infrastructure entities. The decrease in NTA is material and there is a risk of negative market perceptions. However, market prices tend to reflect cash income and distributions rather than asset values:

New BBP – Impact on Financial Position as at 31 December 2006				
	Before Implementation	Post Implementation	Change	
			Amount	%
Net assets per stapled security	$2.54	$2.96	+$0.42	*16.5%*
NTA per stapled security	$1.91	$(0.05)	-$1.96	*(102.4)%*
Book gearing	48.5%	54.7%	+6.2%	*12.8%*
Market gearing[137]	45.3%	50.2%	+4.9%	*10.8%*

- the potential risks for the BBP security price post implementation:
  - the substantial increase in securityholders could lead to a period of excess selling pressure from former Alinta shareholders. In this context, Alinta shareholders may not be natural holders of BBP securities:
    - the nature of the investment is different in that BBP is an externally managed infrastructure owner structured to generate tax deferred distributions while Alinta is a diversified energy company generating franked dividends; and
    - the small size of the interests received may discourage Alinta shareholders from retaining BBP securities.

    On the other hand:

    - BBP owns a portfolio of generation assets and Alinta shareholders will be able to maintain exposure to Alinta's generating assets;

137 Before implementation based on BBP security price as at 29 March 2007 of $2.88 while post implementation is based on BBP security price as at 22 June 2007 of $3.55.

- various mechanisms have been, or will be, established to help create an orderly market for BBP securities post implementation; and
- BBP offers a stable, but growing, cash yield;

- approximately 24.9% of BBP's issued securities are subject to voluntary escrow arrangements due to expire in June 2007. The release of these securities creates a potential "overhang" on the market for BBP securities. This risk has been partially mitigated following an announcement by BBP on 25 May 2007 that certain securityholders had agreed to a further six month period of voluntary escrow, Babcock & Brown employee or affiliate BBP securityholders are subject to restrictions on their ability to sell and other escrowed securityholders have indicated that they have no current intention to sell;
- if AGL Energy exercises its call option to acquire its interest in AlintaAGL, BBP will lose access to source of growth (albeit in exchange for value); and
- market perceptions about the price that BBP has paid. In this regard, the enterprise value of $2,769 million (based on 331.3 million stapled securities (on an undiluted basis), the midpoint of Grant Samuel's assessment of the BBP security price range ($3.50) and incremental net debt of $1,609 million), implies relatively high multiples of 14.2 times incremental pro forma 2008 EBITDA ($195 million). However:
  - there is significant future growth in certain of these assets to be acquired by BBP (notably Newman Power Station and AlintaAGL) which is not factored into the pro forma 2008 EBITDA; and
  - Grant Samuel understands that there is scope for substantial cost savings from the integration of support functions not reflected in the 2008 pro forma forecast.

It could be argued that the market is not yet fully informed about the Proposal and its impacts and will only be so once the Scheme Booklet is released. However, a reasonable level of information about the Proposal has already been disclosed and investors have had time to assess its implications for BBP.

8.5 New BBW Stapled Securities

Grant Samuel has adopted a BBW stapled security price range of $1.75-1.85 for the purpose of assessing the value of the consideration offered to Alinta shareholders (after taking into account the 6.25 cents per stapled security distribution for the six months ending 30 June 2007 to which Alinta shareholders are not entitled). In determining this value range the following factors have been taken into account:

- recent market prices for BBW stapled securities:


BBW - Daily Security Price and Trading Volume
(1 July 2006 - 22 June 2007)
Announcement of Original Proposal
Price
Volume (000's)
$2.20
$2.00
$1.80
$1.60
$1.40
$1.20
$1.00
$0.80
60,000
50,000
40,000
30,000
20,000
10,000
0
Jul-06 Aug-06 Sep-06 Oct-06 Nov-06 Dec-06 Jan-07 Feb-07 Mar-07 Apr-07 May-07 Jun-07

Source: IRESS

BBW's trading price has shown some volatility since listing, the reasons for this are unclear but possibly include:

- BBW's relatively small and closely held security register;
- buying associated with the creation of a substantial interest in a short period of time; and
- stockmarket investors' inexperience with the wind generation asset class (as evidenced by the overreaction to the non-achievement of the 2006 forecast due in part to negative wind variances).

BBW stapled securities closed at $1.76 on 29 March 2007 (being the day prior to the announcement of the Original Proposal). Since then BBW stapled securities have traded up to a range of $1.72-2.07 (at a volume weighted average price of $1.88) and closed on 22 June 2007 at $1.94. The increase over previous trading reflects, amongst other things:

- the market's assessment of the benefits and risks to BBW of the Proposal;
- the significant effort made to inform investors about BBW and wind power generation as an investment class generally (e.g. a substantial investor pack has been developed and is available on request);
- a $156.8 million institutional placement in April 2007 at a price of $1.80 and an associated international investor roadshow;
- completion of BBW's global refinancing and the associated announcement of changes to the calculation of the base management fee payable to Babcock & Brown;
- the announcements in May and June 2007 of the acquisition of three Spanish wind farms; and
- the rise in the Australian stockmarket (the S&P/ASX 200 Index is up approximately 6% since 29 March 2007).

BBW's post announcement trading range incorporates this information and is the benchmark in assessing the value of the BBW securities offered as consideration. Grant Samuel sees no reason to challenge the normal assumption that the recent BBW security price represents a reasonable assessment of value of a well informed market as:

- BBW is a member of various stockmarket indices (including the S&P/ASX 200 Index) and has a market capitalisation of approximately $1.3 billion;
- the market for BBW stapled securities is relatively liquid (notwithstanding the number of substantial shareholders including Babcock & Brown). Liquidity has been improving following expiry of the voluntary escrow period, realisation of BBI's 14% interest, the recent institutional placement and as investors become more familiar with the wind power asset class;
- with the exception of Babcock & Brown's interest (approximately 12%), the top 20 securityholders are mainly institutional investors and the range of institutional investors has increased following the recent placement; and
- BBW is currently followed by 4 broker analysts as well as receiving indirect coverage as a satellite investment fund of Babcock & Brown.

The current BBW security price is cum the distribution for the six months ending 30 June 2007 (expected to be 6.25 cents per stapled security) payable in September 2007. Alinta shareholders are not entitled to this distribution although by the date the BBW securities are issued to Alinta shareholders there will be an entitlement to the subsequent distribution, a portion of which will be reflected in the BBW security price.

In addition, it should be noted that, notwithstanding the recent trading performance of BBW securities, it is unlikely that BBW will pay any incentive fees in the short term due to the magnitude of the deficit required to be recouped;

- BBW's rating relative to its peers (albeit recognising that BBW is the only listed "pure" wind power entity in Australia and one of only a few internationally):

Sharemarket Ratings of Selected Energy Infrastructure Entities[128]

Entity	Type	Market Capitalisation (million)	EBITDA Multiple (times)			Distribution Yield (%)		
			Historical	Forecast Year 1	Forecast Year 2	Historical	Forecast Year 1	Forecast Year 2
BBW	**W**	**A$1,275**	**nmf**	**23.7**	**11.6**	**5.8%**	**6.4%**	**7.2%**
Generation								
BBP	E	A$1,306	20.9	12.6	10.5	na	6.4%	7.0%
Energy Developments[129]	W/G	A$639	10.6	9.0	7.0	0.9%	1.2%	1.7%
TSI Fund	E/H	A$614	na	9.7	9.3	na	7.0%	7.4%
Viridis	W/G	A$195	21.6	11.2	10.4	8.9%	9.2%	9.3%
Distribution and Transmission								
SP AusNet	E/G	A$2,993	10.5	10.0	9.9	7.9%	8.1%	8.3%
Spark	E	A$1,987	10.3	10.2	9.6	7.7%	9.3%	9.6%
DUET	E/G	A$2,313	12.1	11.4	10.4	5.9%	6.2%	6.8%
APA Group	G/E	A$1,798	27.9	18.2	14.4	5.7%	6.7%	7.0%
Envestra	G	A$984	12.3	12.3	12.3	8.2%	8.2%	8.2%
HDUF	E/G/W/H	A$611	11.8	11.9	11.6	7.4%	7.8%	8.0%
Vector	E/G	NZ$2,710	10.0	9.4	9.1	4.4%	4.8%	5.2%
Other								
BBI	E/G/T	A$3,255	21.8	15.2	12.8	7.5%	8.0%	8.5%

Source: Grant Samuel analysis (see Appendix 6).

This analysis is based on share prices as at 22 June 2007 and therefore does not reflect a premium for control. When considering the data presented the following should be noted:

- most of the infrastructure entities are passive in nature and externally managed;
- a significant proportion of revenue of the distribution and transmission entities is sourced from Australian regulated assets;
- all entities (except Vector and Energy Developments) are stapled entities financially engineered to increase the tax efficiency of distributions for investors; and
- a number of the entities predominantly hold minority interests in underlying assets (e.g. Spark).

BBW is an externally managed stapled entity with a substantial proportion of its portfolio outside Australia. Its asset portfolio primarily consists of operating wind farms and are subject to varying regulatory regimes. However, BBW's internationally diversified portfolio of wind farms reduces its exposure to wind variability in any one location or region. There is no entity directly comparable to BBW. The most comparable entities are Energy Developments and Viridis which both use renewable or niche fuel sources for electricity generation. However, Energy Developments is a company and has a substantial development portfolio (and consequently has a comparatively low cash distribution yield) and both Viridis and Energy Developments use a range of fuel sources while BBW is a "pure play" wind farm owner/operator.

Notwithstanding these differences, BBW is generally judged by the market relative to this energy infrastructure peer group. The data presented indicates that listed generation infrastructure entities broadly trade at forecast (Year 2) cash distribution yields of around 7.0-9.0%. In comparison, the distribution and transmission infrastructure entities trade broadly in the range of 7-9% (median of 7.9%) for the same period. However, due to the differences in the financial engineering of these assets, caution must be exercised in comparing distribution yields on either a net or gross basis.

Forecast (Year 2) EBITDA multiples for generation entities (excluding BBW) range from 7.0 times to 10.5 times. In comparison, transmission and distribution entities trade at multiples in the range of 9.1-14.4 times. The width of these ranges makes it difficult to draw any

128 All entities have a 30 June year end except for HDUF and Spark which have a 31 December year end and SP AusNet which has a 31 March year end.

129 Energy Developments' yield is low reflecting the absence of financial engineering (i.e. it is a tax paying corporate), the development nature of its assets (rather than operating) and a low payout ratio.

reliable conclusions as to appropriate multiples. In addition, it is difficult to determine fully comparable EBITDA multiples because of the extent of minority interest investments held by some of these entities (e.g. Spark and DUET) and the difference in growth prospects for each entity (e.g. for APA Group). Furthermore, as discussed earlier, caution is needed when considering the multiples for BBW. This may impact the reliability of any comparison.

The above analysis indicates that BBW is not trading out of line with its market peers (particularly with regard to the yield analysis);

- the impacts of the Proposal on BBW. The Proposal is effectively a capital raising for BBW (i.e. it receives net proceeds of $201.5 million (being $211 million of the proceeds from the sale of Wattle Point Wind Farm less a contribution to transaction costs of $9.5 million) and issues 128.8 million stapled securities (130.2 million on an undiluted basis)). The implications for BBW are generally positive:
  - cash is raised to fund future acquisitions (a number of which have already been identified);
  - BBW has reconfirmed its existing guidance for net operating cash flow and distributions notwithstanding the Proposal (i.e. BBW is indicating the Proposal has no negative impact on BBW securityholder income). The pro forma impact of the Proposal for BBW is set out in Section 6.4 of this report and is summarised below:

New BBW – Pro Forma Impact of Proposal (Year ending 30 June)

	Before Implementation			Post Implementation			Percentage Change		
	2007	2008	2009	2007	2008	2009	2007	2008	2009
Net operating cash flow ($ million)					140.0	161.0		na	na
Distributions per stapled security	12.5¢	14.0¢		12.5¢	14.0¢		-	-	
Proportion of distribution tax deferred	100%	100%		100%	100%		-	-	

  However, prima facie, unless BBW invests the net proceeds in high yielding assets, the issue of 128.2 million securities at current market prices would be dilutive to net operating cash flow. Nevertheless, BBW considers that any dilutionary effects on net operating cash flow of the Proposal are temporary and offset by other corporate activity;
  - gearing decreases and NTA per security increases:

New BBW – Pro Forma Impact on Financial Position as at 31 December 2006

	As Reported (Pro forma)			
	Before Implementation	Post Implementation	Change Amount	Change %
Net assets per stapled security	$1.14	$1.21	+$0.07	*6.1%*
NTA per stapled security	$0.70	$0.84	+$0.14	*20.0%*
Book gearing	59.9%	49.5%	-10.4%	*(17.4)%*
Market gearing[236]	49.2%	37.9%	-11.3%	*(23.0)%*

  Forecast gearing reverts to existing levels if allowance is made for known future commitments; and
  - the number of BBW securities on issue will increase by around 20% and (irrespective of shareholder elections) will increase the number of registered securityholders substantially. Assuming all Alinta shareholders receive the Default Alternative, the

[236] Before implementation based on BBW security price as at 29 March 2007 of $1.76 while post implementation based on BBW security price as at 22 June 2007 of $1.94

number of BBW securityholders could increase to around 161,000. If all Alinta shareholders holding less than 1,000 shares elect the Cash Out Alternative, the number of BBW securityholders would increase to around 57,000. The enlarged securityholder base should promote a deeper market for BBW securities, improve liquidity and increase investor interest in BBW generally. However, BBW will incur a significant increase in registry and investor relations costs; and

- the potential risks for the BBW security price post implementation:
  - the substantial increase in securityholders could lead to a period of excess selling pressure from former Alinta shareholders. In this context, Alinta shareholders may not be natural holders of BBW securities:
    - the nature of the investment is different in that BBW is an externally managed infrastructure owner structured to generate tax deferred distributions while Alinta is a diversified energy company generating franked dividends;
    - BBW is a "pure play" wind power generation entity. This asset class may be unfamiliar to shareholders; and
    - the small size of the interests received may discourage Alinta shareholders from retaining BBW securities.

    On the other hand:

    - BBW owns an internationally diversified portfolio of wind farms and Alinta shareholders may want to increase their exposure to this asset class;
    - various mechanisms have or will be established to help create an orderly market for BBW securities post implementation; and
    - BBW offers a stable, but growing, cash yield; and
  - market perceptions about the price that BBW has paid. The value of the consideration (i.e. approximately $232 million) exceeds the net cash raised (i.e. $201.5 million). A difference of this size (it represents an effective 13% placement discount although only 4 cents on a per security basis post transaction) may have an impact on the market's perception of BBW.

It could be argued that the market is not yet fully informed about the Proposal and its impacts and will only be so once the Scheme Booklet is released. However, a reasonable level of information about the Proposal has already been disclosed and investors have had time to assess its implications for BBW.

8.6 EPS

Grant Samuel has adopted a value range of $0.99-1.01 for the EPS for the purposes of estimating the value of the consideration under the Share Scheme.

Key Terms

The key terms of the EPS are:

- the EPS are an unsecured, subordinated indebtedness of BBI (issued by a subsidiary and guaranteed by BBI);
- the EPS pay an interest rate equal to a floating Base Rate (the 90 day bank bill swap rate ("BBSW")) plus a margin (until the first reset date of 1 July 2012) of 1.15%;
- on a reset date, BBI may seek to reset the key terms of the EPS or alternatively redeem or convert them at its sole discretion. In the event that it seeks to reset the terms of the EPS, the holder may then elect to accept the new terms or request their EPS to be redeemed for cash or converted into BBI stapled securities. BBI will have discretion as to whether it redeems or converts the EPS. If redeemed, a premium of 3.9% (3.75% discount) applies to the face value of the securities. If converted, holders have the benefit of a 7.5% conversion discount applied to the volume weighted average price of BBI stapled securities used in the conversion calculation; and

- in certain circumstances, the EPS may be redeemed, converted or exchanged for an equivalent security on a date earlier than a reset date.

The EPS will not be rated but BBI is rated Baa3 (under review for downgrade) by Moody's Investor Services.

The EPS are to be listed on the ASX. A summary of the full terms and conditions of the EPS is set out in Section 6 of the Scheme Booklet.

Evaluation

In forming its view as to value, Grant Samuel has considered:

- a discounted cash flow analysis of the EPS;
- the terms of issue and current trading yield to maturity of similar securities listed on the ASX; and
- the credit quality of BBI.

At par value and assuming that they are redeemed on the first reset date, the EPS offer an implied yield to maturity of approximately 1.8% over the base rate after taking into account the 3.9% redemption premium (3.75% discount). Using the current five year swap rate as a proxy for the floating 90 day BBSW over the period until the first reset date, this equates to an effective yield to maturity of 8.55%.

This margin is considered reasonable in terms of the current trading yields of comparable recently listed debt/hybrid securities:

- issues that have ratings such as Southern Cross Airports (BBB-), NuFarm (BB) and Macquarie Airports (BBB-) were issued at effective margins in the range 1.5-2.0% but are now trading at 1.1% or less. The EPS will not be rated and could be expected to trade at higher margins than these securities;
- unrated issues have shown a greater variety of spreads. Securities in companies such as BIS Cleanaway, Transpacific and Myer were issued at effective margins of around 3.5-4.0% but are now trading at around 2.0-2.5%. The EPS could reasonably be considered a better quality credit. BBI is rated and owns very stable assets. The Myer and BIS Cleanaway securities are in leveraged, private equity owned vehicles with significant business risk; and
- recent issues by Allco Finance Group and PaperlinX, which might be comparable to (but still higher risk than) the EPS were issued at margins of 2.1-2.4%. PaperlinX is now trading at a margin of less than 2% (although it does have the benefit of some optionality). Babcock & Brown's own hybrids were issued in late 2006 at a margin of 2.2% and are now trading at around 1%.

There are other factors to take into account:

- there is some potential value upside from the 7.5% conversion discount if the EPS are converted into BBI stapled securities rather than cash. The 7.5% discount is relatively high and, in most circumstances, the transaction costs (brokerage and buy/sell spread) are likely to be less than the additional 3.75% discount. However, while the holder can request conversion of the EPS, BBI will have sole discretion as to whether it redeems or converts them; and
- the aggregate amount of the EPS to be issued in association with the scheme will be between $550 million and $800 million. This is a large debt security offering. Alinta shareholders who receive EPS under the Maximum Preference Shares Alternative are likely to have sought the potential capital gains tax ("CGT") rollover relief and are therefore likely to be natural holders of EPS (as selling them would crystallise the CGT liability they sought to defer). However, the size of the offer and the mechanisms for allocating total scheme consideration between the consideration alternatives make it possible that a material proportion of EPS will be provided as consideration to Alinta shareholders who do not wish to hold them or do not receive enough of them to obtain any material amount of CGT rollover relief. To the extent

that this occurs, there may be downward pressure on the market price of EPS in the period immediately following issue. This may impact on the value of the EPS for those holders who seek to sell them in the short term.

Having regard to these factors Grant Samuel has attributed a value of $0.99-1.01 to the EPS for the purposes of estimating the value of the consideration. This value range corresponds to implied margins of 1.6-2.1% over the 90 day BBSW.

8.7 APA Group Stapled Securities

Grant Samuel has adopted an APA Group Stapled Security price in the range of $4.20-4.40 for the purpose of assessing the value of the consideration offered to Alinta shareholders. This range reflects current market prices for APA stapled securities (see Section 7.7 of this report). Current market prices for APA Group are cum the third interim distribution (ex distribution date of 4 June 2007), however, the APA Group stapled securities would also be cum the final 2007 distribution around the time the Proposal is being implemented (i.e. Alinta shareholders should receive the final distribution).

9 Evaluation of the Share Scheme

9.1 Conclusion

Grant Samuel has estimated the full underlying value of Alinta shares to be in the range $13.84-16.16 per share. This value includes a premium for control and exceeds the price at which Alinta shares would be expected to trade in the absence of the Proposal or some similar transaction (and even if some kind of internal restructure is implemented).

An aggregate value in the range $15.74-16.07 per Alinta share has been attributed to the consideration offered under the Share Scheme (based on the Default Alternative prior to any adjustment that may occur). This value reflects values for each of the securities offered based largely on current market values but adjusted to reflect certain specific factors (except for the value of the EPS which is an estimate of their fair value). Grant Samuel believes this is a reasonable approach. BBI, BBP, BBW and APA Group are all listed on the ASX and have reasonably liquid share registers. They generally own established assets producing steady cash flows and are not rated materially different to their peers.

The Share Scheme therefore provides fair value to Alinta shareholders and is an opportunity for shareholders to crystallise the substantial value uplift that has been created since the company listed seven years ago. As the consideration is fair, it is also reasonable. Indeed, the consideration lies at the top end of Grant Samuel's estimated value range. This is not surprising in view of the protracted and competitive sale process undertaken by Alinta. Even if the market price of all the scrip components of the consideration fell materially, the aggregate value of the consideration would remain within the estimated value range for Alinta.

In addition, there will be franking credits of 40 cents per Alinta share attached to a dividend that forms part of the consideration. These credits may be of additional value to those shareholders who can utilise them.

Shareholders will enjoy a substantial uplift in income, over 100% based on the Default Alternative and assuming no CGT liability. Even if the maximum CGT was payable, the uplift in income for individuals would be around 80%.

Shareholders have a number of choices as to the form and structure of the consideration. This should enable shareholders to choose an alternative that best meets their requirements or preferences (e.g. cash or CGT rollover relief).

At the same time, there are a number of disadvantages and risks which shareholders should consider carefully in forming their view on the Proposal, including:

- the complexity of the Proposal and the uncertainties attached to, and the consequences of, shareholder choices as to the form of consideration. Shareholders may not receive the full extent of the election they make. There is also potential for some, albeit probably only temporary, selling pressure on the market prices of the securities offered as consideration;
- the lack of certainty as to the amount per share to be received from any of the cash based alternatives including the Cash Out Alternative for small shareholders;
- the fixed income nature of the EPS which are the only part of the consideration that provides CGT rollover relief;
- the impact of the fragmented nature of the consideration on the size of individual interests in the new entities for small Alinta shareholders who do not want cash;
- the fact that BBI, BBP and BBW are all externally managed vehicles managed by Babcock & Brown;
- the change in the mix and composition of underlying investments;
- the potential loss of the AlintaAGL business (WA Retail and Cogeneration) by BBP, albeit for value; and
- the loss of the diversification benefits from Alinta's broad portfolio of businesses.

These issues are not inconsequential but Grant Samuel's view is that they do not outweigh the merits of the Proposal.

The directors of Alinta determined that the Proposal was superior to the revised proposal from the Macquarie Consortium. As the Macquarie Consortium proposal is not currently "on the table", it is not relevant to compare it to the Proposal. It is conceivable that if the Proposal is not approved, the Macquarie Consortium could reactivate its proposal. However, no indication of this has been given and there is no guarantee it would be on the same terms.

Alinta has explored an "internal restructure" alternative which would be developed further if the Proposal was not approved. However, while it may result in market values well above the pre announcement price, such a proposal would not provide a premium for control and is unlikely to deliver value equivalent to the Proposal.

In summary, Grant Samuel believes that, on balance, Alinta shareholders are likely to be better off if the Share Scheme is approved than if it is not. Accordingly, the Share Scheme is in the best interests of Alinta shareholders.

9.2 Structure of the Consideration

The Share Scheme offers considerable flexibility. Shareholders can elect from a number of alternative forms of consideration. In addition to the Default Alternative (a mix of cash, securities in BBI, BBP, BBW, APA Group and the EPS), shareholders can choose from among the following:

- Maximum Cash Alternative under which shareholders can elect to receive a greater amount of cash in lieu of BBI, BBP and BBW securities and the EPS (but would still receive the APA Group securities). It is possible that shareholders electing this alternative could receive all of their consideration, except for APA Group securities, in cash (approximately $15 per Alinta share based on current market values). Shareholders electing this alternative can also elect to have any unmarketable parcels of securities they receive (i.e. a parcel of securities with a market value less than $500) sold through a brokerage free sale facility;

- Maximum Securities Alternative under which shareholders can elect to receive more ordinary securities in BBI, BBP and BBW in lieu of the EPS and the cash component of $8.925 per Alinta share. It is possible that shareholders electing this alternative could receive all of their consideration in the form of listed ordinary securities in the three Babcock & Brown entities and APA Group; and

- the Maximum Preference Shares Alternative under which shareholders can elect to receive more EPS in lieu of ordinary securities in BBI, BBP and BBW and the cash component. EPS securities are expected to qualify for CGT rollover relief while the other securities offered will not (see Section 9.7 for more details of the tax implications). Accordingly, shareholders who elect this alternative and receive the maximum EPS could enjoy CGT rollover relief on all of their consideration except for the APA Group securities (which represent approximately $1.30 per Alinta share).

Alinta shareholders holding less than 1,000 shares will be able to elect any of the four alternatives. They can also elect the Cash Out Alternative and receive the Default Alternative but have all of the non cash consideration sold for them through a brokerage free sale facility. Accordingly, they will be able to receive all of their consideration in cash. In addition, if they elect the Maximum Cash Alternative they can also elect to have any unmarketable parcels of securities they receive sold through a brokerage free sale facility.

These choices mean that shareholders can choose an alternative that best suits their requirements or preferences whether that is to maximise the amount of cash, defer any CGT liabilities or any other preference. In view of the rise in the Alinta share price over the seven years since listing, there may be a considerable number of shareholders with significant capital gains embedded in their shareholdings.

However, at the same time the structure of the consideration has a number of disadvantages and risks:

- there is no guarantee shareholders will receive the full extent of their elections. Each of the alternatives to the Default Alternative are subject to various caps and scale backs. For example, the cash pool is limited to $4.47 billion (being 500.7 million Alinta shares (on a fully diluted basis) times $8.925) so more cash for this alternative is only available to the extent that other shareholders choose the Maximum Securities Alternative or Maximum Preference Shares Alternative. Accordingly:
  - those electing the Maximum Cash Alternative may not receive all of their consideration (except APA Group) in cash and may receive parcels of securities in BBI, BBP and BBW as part satisfaction of the consideration. However, shareholders electing this alternative can also elect to have any unmarketable parcels of securities sold through a brokerage free sale facility; and
  - those electing the Maximum Preference Shares Alternative may not receive all of the consideration (except APA Group) in EPS and may therefore not be able to fully rollover their interests to defer CGT. They will face a CGT liability on the other elements of the consideration. However, it should be noted that there will be a priority allocation for each shareholder electing this alternative. Small shareholders (with up to, say, 1,000 shares) should therefore be able to access CGT rollover relief for most, if not all, of their interests.

  The net effect is that outcomes for each shareholder are out of that shareholder's control as they depend on the extent and mix of elections made by all other shareholders;

- the amounts received per Alinta share under either of the cash based alternatives are uncertain:
  - the cash amount payable under the Maximum Cash Alternative will depend on the value of the Default Alternative on the effective date for the Share Scheme. This provides both upside and downside potential for Alinta shareholders (although they can also elect to have any unmarketable parcels received sold through a brokerage free sale facility); and
  - the amount received under the Cash Out Alternative will depend on the price received from the sale of the non cash components (BBI, BBP and BBW and APA Group securities and the EPS) into the secondary market immediately following the effective date for the Share Scheme. This will depend on market conditions and levels of demand (for each of the different securities) at the time of sale.

    If the elections for the Cash Out Alternative are substantial there could be downwards pressure on the market prices of some of the securities. However, Grant Samuel understands that Babcock & Brown intends to place the securities with institutions through a structured program rather than just feed them into the market. In this context, the increased size, liquidity and index percentages of the entities as a result of the Proposal should generate a significant level of institutional demand;

- the EPS are the only portion of the consideration that will qualify for CGT rollover relief. In the Default Alternative these represent only approximately 10% of the consideration value. Shareholders will face a CGT liability on the balance of consideration and for many shareholders this could be significant. Shareholders who wish to maximise the extent of their CGT rollover relief can elect the Maximum Preference Shares Alternative. However, shareholders seeking to maximise their CGT rollover relief need to recognise that:
  - as noted above, there is no guarantee that they will receive all of their consideration in EPS. The EPS issue is limited to $800 million;
  - EPS are a fixed income security and are fundamentally different in terms of risk and return profile to Alinta shares. There is no equity upside. In other words, for shareholders to be able to defer CGT in relation to their Alinta shares, they have to change the nature of their investment; and
  - the deferral of CGT may be limited to five years depending on what happens at the first reset date for the EPS;

- Alinta shareholders with small holdings who do not want cash will, under the Default Alternative, receive small, and in many cases unmarketable parcels, of securities in some of the entities:

Analysis of Consideration – Default Alternative

Consideration Component	Values of Components of Consideration[1] (1,000 Alinta Shares)	
	Number	$
Cash		8,925.00
BBI	752	1,353.60
EPS	1,599	1,599.00
BBP	669	2,308.05
BBW	260	468.00
APA Group	301	1,294.30
Total		**15,947.95**

Alinta has approximately 104,000 shareholders with less than 1,000 shares (and 148,000 shareholders with less than 5,000 shares). For these small shareholders, the Default Alternative is unlikely to be attractive as they would have a series of small and fragmented interests rather than a single holding. The parcels of shares in BBW in particular are not at levels that are particularly meaningful and, at these values, represent an unmarketable parcel under ASX Listing Rules. At these levels, selling expenses (including buy/sell spreads) can be significant.

These issues have been recognised and the Cash Out Alternative has been developed specifically for shareholders with less than 1,000 shares. Shareholders who elect this alternative will have their interests pooled and sold (without brokerage) on their behalf into the institutional market albeit with no certainty as to the amount realised. In addition, if they elect the Maximum Cash Alternative, they can also elect to have any unmarketable parcels of securities received sold through a brokerage free sale facility. If small shareholders do not elect the Cash Out Alternative or the sale facility under the Maximum Cash Alternative, they would incur high transaction costs relative to the sale proceeds to exit the small parcels through the stockmarket.

However, not all small shareholders will want cash but their only alternative is to hold the heavily fragmented interests (compared to their current Alinta holding). Election of the Maximum Securities Alternative and the proposed Babcock & Brown entity scrip top up facilities could help ameliorate these issues to some extent; and

- the offer and the alternative forms of consideration are extremely complex. It is not beyond the realms of possibility that, despite the planned communications program, many small shareholders (and, as noted above, Alinta has 104,000 shareholders with less than 1,000 shares) will have difficulty understanding the offer and the full ramifications of each of the alternatives. There is certainly scope for confusion and a lack of action. The offer structure is premised on:

  - a large proportion of small shareholders (i.e. those with less than 1,000 shares) electing the Cash Out Alternative; and
  - a significant proportion of shareholders electing the Maximum Preference Shares Alternative in order to achieve higher levels of CGT rollover relief.

  However, there is no certainty that this will occur. If a large proportion of shareholders end up with the Default Alternative there could be adverse consequences for both:

  - the Babcock & Brown entities (BBI, BBP and BBW) in terms of administration costs (share registry, annual reports, other shareholder communication costs). Even if only 50% of shareholders end up with scrip, the addition of 80,000 more shareholders is a

[1] Based on mid point of assessed value of each scrip component of Share Scheme consideration (see Section 8.2).

burden, particularly for entities such as BBW which is only issuing approximately $250 million of equity; and

- investors in the relevant entities. There could be significant selling pressure and some dislocation in the market for the various securities, albeit probably only in the short term, as the former Alinta shareholders come to grips with the nature of their new interests.

On the other hand, the increase in market capitalisation and in the size of the share registers will:

- promote greater liquidity in the market for the securities and potentially attract greater investor interest; and
- increase index weighting for BBI, BBP, BBW and APA Group which should attract further investor interest.

In addition, various mechanisms have been, or will be, established to help create an orderly market for the BBI, BBP and BBW securities post implementation including the cash out facility for small shareholders and a scrip top up facility to be established post implementation.

9.3 Other Advantages and Disadvantages

The Proposal offers a number of benefits for Alinta shareholders:

- Alinta shareholders should receive a very substantial uplift in income. The pro forma effects, based on the Default Alternative, are set out below:

Pro Forma Income Effect for Alinta Shareholder (1,000 shares)

Security	Number	Distribution or Income Rate	Year to 30 June 2008 Before Proposal $	Year to 30 June 2008 After Proposal $
Alinta	1,000	50.0 cents	500.00	
BBI	752	15.0 cents		112.80
BBP	669	26.1 cents		174.61
BBW	260	14.0 cents		36.40
EPS	1,599	7.51%[132]		120.08
APA Group	301	29.3 cents[133]		88.19
Cash	$8,925	6.0%[134]		535.50
			500.00	1,067.58

The effective income uplift would be reduced to the extent that shareholders have to pay CGT on the consideration but, even if a shareholder faces a substantial capital gain, there is still likely to be a material uplift in income. For example, shareholders who acquired their Alinta shares at the retail application price at IPO of $2.25[135] and on the 45% marginal tax rate would still receive an uplift in income of around 80% (based on the Default Alternative).

However, shareholders should note that:

- Alinta's forecast dividend for the year ending 30 June 2008 (50 cents fully franked) is based on its current structure. It is likely that a proposed internal restructure (see Section 9.5) would result in an increase in dividends/distributions to Alinta shareholders. To this extent, the effective uplift would be lower than that shown above. Nevertheless, it would be significant;
- Alinta dividends are fully franked (i.e. tax paid) and shareholders with marginal tax

132 Based on the current 90 day BBSW

133 Based on broker consensus forecasts for the year ending 30 June 2008 for APA Group (see Appendix 5).

134 Assumed interest rate on cash deposit.

135 The application price was for stapled securities comprising one ordinary share and one loan note. As a consequence of proposed changes in tax legislation, the loan notes were repaid in June 2001 and the listed security became an ordinary share. The cost base for a retail shareholder who acquired their interest in the IPO would be $2.125 (being $2.25 less the loan note repayment of $0.125).

rates above 30% pay a "top up" tax;

- distributions on the BBI, BBP and BBW stapled securities are tax advantaged (i.e. provide tax free income) but this is not permanent and, in any event, it reduces a securityholder's tax cost base, thus increases the ultimate CGT liability. When the cost base is exceeded these distributions become taxable and, on disposal, CGT would be payable on the full sale proceeds;
- distributions on the EPS are fully taxable; and
- distributions on APA Group securities are expected to comprise taxed profits (i.e. franking credits), pre tax profits and capital distributions (tax deferred).

- shareholders accepting any of the scrip alternatives will have:
  - an exposure to new investments such as transport infrastructure (e.g. ports and rail) and wind power;
  - greater geographic diversity of asset exposures. BBI has assets in New Zealand, the United States, United Kingdom and Europe. More than 75% of BBW's generating capacity is located in Europe and the United States; and
  - investments in a series of more focussed vehicles. Alinta encompassed the spectrum of energy sector infrastructure to energy retailing and infrastructure asset management. There is some evidence that more focussed investment vehicles can be a factor in delivering superior returns. In addition, shareholders will have more flexibility in how they manage their exposures to the different components; and
- Babcock & Brown is an Australian based investment bank with extensive international operations. It is widely regarded as a successful operator and has a track record in delivering a stream of new investment opportunities to its various managed funds. Such opportunities are typically important in underpinning long term growth. Babcock & Brown has substantial resources devoted to developing interests in the energy and transport infrastructure sectors. It is reasonable to expect that BBI, BBP and BBW will continue to have access to many of these opportunities. BBI and BBW in particular have already demonstrated considerable success in acquiring overseas assets. In this context, it could be argued that the Proposal provides shareholders with a greater likelihood of benefiting from international expansion than they would under the current Alinta structure (particularly following the recent loss of senior management). The Australian infrastructure investment sector is relatively mature and growth opportunities are somewhat limited. In contrast, there remains substantial scope in many overseas markets, even in well developed markets such as the United States and Europe and access to these opportunities may be critical to underpinning the long term growth of the various entities. At the same time, there will be potential for conflicts as Babcock & Brown has a number of funds which could compete for the same assets. For example, it has recently launched the Babcock & Brown Wholesale European Infrastructure Fund.

On the other hand there are a number of disadvantages, risks and costs associated with the Proposal:

- Alinta is an internally managed entity. It owns its assets and employs its own management and staff to operate them and to direct the business. In contrast, BBI, BBP and BBW are externally managed by Babcock & Brown (although BBI and BBP do employ staff to manage individual assets/businesses) under long term agreements. Babcock & Brown provides senior management resources and access to investment opportunities developed by its in-house team. However, this does result in the payment of a variety of different fees by each of the entities to Babcock & Brown including:
  - annual base management fees (1.0-1.4% per annum) and reimbursement of management expenses (subject to caps);
  - incentive fees depending on performance against key S&P/ASX indices (15-20% of the "excess return");
  - fees on the acquisition and disposal of assets;
  - financial advisory fees; and
  - a share of any break fees on proposed transactions received by the entity.

Babcock & Brown will be entitled to ongoing annual management fees on the increased market value of the respective entities following the implementation of the Proposal (i.e. the value contributed by Alinta shareholders) and, if out performance of indices occurs, the quantum of any incentive fees will be larger. It has agreed to forgo fees on the acquisition of Alinta assets by each of BBI, BBP and BBW.

Prima facie, these fees detract from the value of the underlying assets (but are offset by any "value add" through management expertise or access to opportunities). It is notable that the external management model has been under pressure in recent years, particularly in the property sector where the majority of the larger listed property trusts have now "internalised" their management.

Accordingly, being forced from an internal to an external model may not be attractive to some Alinta shareholders (depending on their view about Babcock & Brown's "value add" relative to its fees). However, it should be noted that the market price of securities in BBI, BBP and BBW, on which the value of the consideration has largely been assessed, already reflect these fees (so they should not have any further negative effects);

- there are limited prospects for a third party takeover for any of BBI, BBP and BBW that delivers a control premium to investors, at least without the support of Babcock & Brown. BBI, BBP and BBW are satellite investment funds of Babcock & Brown and, although each have some degree of internal management capability, they are largely dependent on Babcock & Brown, particularly for deal origination and back office administration under long term management agreements (generally 25 years) for which the entities have limited termination rights. In addition, Babcock & Brown currently holds interests of approximately 7.5%, 11.7% and 12.6% in BBI, BBP and BBW respectively and, post implementation, will hold approximately 6.7%, 7.4% and 11% in these entities. The entrenchment of Babcock & Brown is not necessarily a weakness for these entities and may be regarded as a strength and a primary source of confidence for investors. However, even if there is a takeover supported by Babcock & Brown, securityholders are unlikely to receive the full value of a control premium paid due to the impact of the management fee arrangements with Babcock & Brown. On the other hand, whether there is the possibility of a future control premium may not be an important factor for the natural investors in these entities (i.e. investors seeking stable, but growing, cash yields);

- Alinta shareholders electing the Default Alternative (or the Maximum Securities Alternative) will inherit interests in transport infrastructure (BBI) and wind power generation (BBW). This may or may not be attractive to some shareholders depending on their view about these types of assets. In particular, BBW is one of a small number of (and one of the largest) standalone listed wind power businesses globally. At the same time:
  - both of these assets classes fall within the broader infrastructure or energy generation sectors and could well have been the types of businesses acquired by Alinta under its strategic plan; and
  - BBW's assets are generally contracted, and in many respects, are similar to Alinta's existing power generation assets;

- a significant asset being acquired by BBP is Alinta's 67% interest in AlintaAGL (WA Retail and Cogeneration). However, that interest is subject to call options with AGL Energy which owns the remaining 33%. Implementation of the Share Scheme triggers the option arrangements and BBP will need to provide a price to AGL Energy for it to acquire BBP's 67% interest and, if AGL does not exercise the option based on that price, then BBP must buy AGL Energy's 33% interest for the same price per share.

  Accordingly, there is a risk that BBP may not end up acquiring this asset which is regarded as a significant and attractive business. While this would be a negative:
  - it would not have a dramatic impact on BBP's portfolio mix, growth outlook or business strategy; and
  - BBP would receive value for its interest and, having regard to the mechanism involved, should receive a fair price.

On the other hand, it is possible that BBP could end up with 100% of AlintaAGL. There is a risk of BBP paying a high price to do so but the impact is not large given the size of the 33% interest relative to BBP's portfolio.

There is also always a possibility of a negotiated outcome with AGL Energy that produces a different result;

- an important element in the Alinta/AGL Transaction was the benefit of merging AGL's Agility asset management business (focussed on the east coast of Australia) and Alinta's similar business with significant activities in Western Australia. Alinta initially expected that the merger of these businesses would generate $55 million per annum in synergy benefits and this has now been increased to $70 million per annum by 2009. Integration of the businesses has been proceeding with cost savings of approximately $52 million expected to be generated in the year ending 31 December 2007.

  Under the Proposal, Alinta Asset Management is to be split with SPI acquiring the east coast business and BBI acquiring the Western Australian business. It is possible that there may be a loss of momentum in the achievement of cost savings as a consequence of implementation of the Proposal but, as the majority of the savings related to the integration of the AGL and Alinta east coast asset management businesses, it is unlikely that these synergies will be lost. However, as the east coast asset management business is to be acquired by SPI (which is contributing cash to the consideration) Alinta shareholders will, prima facie, not participate in these emerging savings but receive value for them (i.e. the Share Scheme consideration incorporates a significant premium for control).

  Further, Alinta shareholders who receive securities in BBI and BBP will share in the benefits of cost savings expected to emerge from integrating the Alinta assets with the existing asset portfolios. For example, BBI intends to integrate support functions for its existing Western Australian and Tasmanian assets with the Alinta assets that it will acquire in those states (i.e. AlintaGas Networks, Western Australian asset management business and the Tasmanian Gas Pipeline);

- Alinta provides shareholders with exposure to a broad base of activities from distribution network infrastructure to power generation, energy retailing and asset management. This diversification provides benefits to shareholders in terms of risk mitigation. Under the Proposal, shareholders will instead hold a series of discrete investments each focused on different types of assets (i.e. BBI, BBP, BBW, APA Group). Each of the entities offer less diversification than Alinta. However:

  - each of BBI, BBP and BBW bring significant portfolios of existing assets which provides additional diversification benefits to Alinta shareholders; and

  - shareholders will be able to replicate some of the diversification available under Alinta by continuing to hold each of their securities and:

    - will have further diversification from the existing assets of the Babcock & Brown entities; and

    - will have flexibility to manage those exposures as they wish. Indeed, it is arguable that it is more efficient for investors to create diversification for themselves rather than have companies do it for them;

- even if they elect and receive the Maximum Securities Alternative, shareholders will lose their exposure to the upside of the Alinta assets sold to SPI (including the New South Wales Gas Distribution Network, Queensland Gas Pipeline and the east coast asset management business). On the other hand, shareholders gain exposure to the existing portfolio of assets held by BBI, BBP, BBW and APA Group (and to the extent that SP AusNet acquires any of the Alinta assets from SPI, they could regain exposure to these assets by acquiring securities in SP AusNet);

- to the extent Alinta shareholders receive consideration in the form of listed scrip (approximately 44% of the value attributed to the consideration based on the Default Alternative), they will be exposed to the risks associated with any stockmarket investment including general stockmarket performance, general economic conditions and changes in

legislation as well as the specific performance of the investment (in this case, BBI, BBP, BBW and APA Group). While this risk is no different to holding shares in Alinta, there is no certainty that Alinta shareholders could realise the scrip received for an amount equivalent to the value attributed to the consideration;

- under the Scheme Implementation Agreement, Alinta and the Babcock & Brown entities are responsible for all of their own transaction costs associated with the Proposal. The Babcock & Brown costs are to be capitalised in the acquisition cost for each entity and if the Proposal is not implemented will be expensed. Alinta has estimated its total cash transaction costs of the Proposal to be approximately $100 million (approximately 1.3% of equity value). These transaction costs include professional fees, investor relations and printing. Of this amount approximately $20 million is expected to be incurred prior to the scheme meeting and would be expensed by Alinta if the Share Scheme was not implemented;
- Alinta shareholders with a registered address in New Zealand may not receive EPS. They therefore cannot choose the Maximum Preference Shares Alternative and BBI stapled securities will be substituted for any EPS they would otherwise receive. Shareholders representing less that 1% of Alinta's issued capital are expected to the impacted by this provision; and
- ineligible overseas shareholders (i.e. Alinta shareholders with registered addresses outside of Australia and its external territories, New Zealand, the United Kingdom and Hong Kong and United States shareholders) are not entitled to receive BBI, BBP, BBW and APA Group stapled securities or to receive EPS. However:
  - the BBI, BBP, BBW and APA Group stapled securities received under the Share Scheme will be sold for market value (although ineligible overseas shareholders will only receive the sale proceeds net of transaction costs except if they hold less than 1,000 Alinta shares in which case brokerage and stamp duty will not be deducted);
  - they can acquire BBI, BBP, BBW and APA Group stapled securities and EPS through the ASX following implementation of the Share Scheme if they wish to retain an exposure; and
  - shareholders representing less than 0.1% of Alinta's issued capital are expected to be impacted by these provisions.

9.4 Premium for Control

The Proposal provides shareholders with a substantial premium over the share price prevailing prior to the announcement of the potential MBO approach on 9 January 2007:


Alinta - Share Price History
(1 January 2005 - 22 June 2007)
Value of Consideration ($15.74 to 16.07)
Share Price ($)
$17.00
$15.00
$13.00
$11.00
$9.00
$7.00
Alinta/AGL Transaction announced
Potential MBO approach announced
Jan-05
Apr-05
Jul-05
Oct-05
Jan-06
Apr-06
Jul-06
Oct-06
Jan-07
Apr-07

Source: IRESS

The following table shows the premium over prices in the period prior to announcement of the potential MBO approach based on the value attributed to the consideration under the Proposal by Grant Samuel:

Implied Premiums of Proposal over Share Price			
	Share Price	Offer Premium (%)	
		Low ($15.74)	High ($16.07)
Closing price on 8 January 2007	$11.21	40.4%	43.4%
1 week ended 8 January 2007 (VWAP[136])	$11.34	38.8%	41.7%
1 month ended 8 January 2007 (VWAP)	$11.04	42.1%	45.6%
3 months ended 8 January 2007 (VWAP)	$10.64	48.0%	51.0%

The level of premiums seen in takeovers varies widely depending on the circumstances of the target company and other factors (such as the extent of competing offers) but tends to fall in a range of 20-35%. The premium implied by the Proposal is clearly at the upper end of takeover premiums (even after allowing for the 10-15% rise in the Australian stockmarket since 8 January 2007.

Alinta is a reasonably well traded stock followed by a number of brokers and analysts. There is no specific reason of which Grant Samuel is aware as to why the pre announcement trading price of Alinta did not represent a reasonably well informed market judgement about value in the circumstances.

It is possible that the share price was adversely affected by:

- a lack of clarity of the business and outlook following the major restructuring during 2005 and 2006 (the Alinta/AGL Transaction and the AIH takeover). It would not have been until the results for the year to 31 December 2007 (available in February 2008) that there would have been a complete full year view of Alinta's expanded earnings and cash flows; and
- negative perceptions around the AIH takeover (having been brought back "in house" following weak share market performance after its spin off in 2005).

On the other hand:

- Alinta management was generally well regarded; and
- the market was aware that Alinta was considering a restructuring in order to enhance shareholder value.

Even if the market prices for the scrip components of the consideration fell materially, the Proposal would provide Alinta shareholders with significant premiums over the share price prevailing prior to announcement of the potential MBO approach on 9 January 2007.

9.5 Alternatives

In weighing up any offer, shareholders need to have regard to the alternatives that are realistically available to them. In the case of Alinta, there are two situations that shareholders need to consider:

Macquarie Consortium Proposal

Alinta's announcement of the Proposal on 11 May 2007 represented the culmination of events that commenced in late 2006. Having invited proposals from interested parties, Alinta received two offers to acquire all of the company, one from the Babcock & Brown/SPI Consortium and one from the Macquarie Consortium. On 30 March 2007, the Alinta directors selected the Babcock & Brown/SPI Consortium proposal to put forward to shareholders.

136 VWAP = volume weighted average price

The Macquarie Consortium subsequently returned with a revised offer and the Babcock & Brown/SPI Consortium then also put forward a revised offer. The directors of Alinta again selected the Babcock & Brown/SPI Consortium proposal as being superior while acknowledging the revised Macquarie Consortium proposal provided an apparent value that was not substantially different. Moreover, the Macquarie Consortium proposal included a full cash alternative of $15.80 per Alinta share. The key determining factors in the directors' selection of the Proposal were:

- greater certainty of completion. The Macquarie Consortium's cash alternative was based on underwriting commitments and subject to significant conditions precedent and other "out clauses". In addition, it was premised on the scrip offer being the default alternative; and
- higher confidence in the value of the scrip component of the Proposal. The directors believed there was considerable uncertainty over the future trading price of the securities offered by the Macquarie Consortium in view of the use of "settlement reserve account" to underpin distributions in the initial years and the level of cost savings assumed.

However, in terms of the decision facing Alinta shareholders in relation to voting on the Proposal, it is important to understand that the revised Macquarie Consortium proposal is not now an alternative available to shareholders. It is not a choice between the Proposal and the revised Macquarie Consortium proposal.

Grant Samuel has been advised that, while the Macquarie Consortium proposal did not have a specific "drop dead" date, it is, for all practical purposes, no longer "on the table". The Macquarie Consortium has returned all confidential information to Alinta and, in any event, the underlying underwriting commitments that supported the offer are understood to be no longer on foot.

It is therefore neither necessary nor relevant in the context of this report to evaluate or revisit the directors' decision in relation to which proposal to progress.

Nevertheless, a relevant consideration for Alinta shareholders is whether the Macquarie Consortium would reactivate its revised proposal (or some further variation) if shareholders do not approve the Share Scheme. While this is possible, and some shareholders may regard the revised Macquarie Consortium proposal as a superior proposal (given that it potentially provided a full cash alternative of $15.80 per Alinta share), there are substantive issues and risks:

- the Macquarie Consortium has given no indication that it would return in such circumstances. A guarantee of such action is highly unlikely. At best it might be possible to obtain a statement of intention and, most likely, only a statement that it would consider its position in the light of circumstances at the time;
- there is no certainty that the Macquarie Consortium would put forward the same proposal. Having voted down the Babcock & Brown/SPI Consortium proposal, Alinta would be in a much weaker bargaining position; and
- any such offer, if identical to the revised Macquarie Consortium proposal, would be subject to the same concerns identified by the directors in their earlier evaluation.

Internal Restructure

In the period following completion of the Alinta/AGL Transaction, it had become apparent to the Alinta board and management that the corporate and business structure of Alinta was sub optimal. The company had become very asset intensive as a result of its acquisition of substantial infrastructure businesses (such as the New South Wales gas distribution network and Victorian electricity distribution network) from AGL. Through the latter part of 2006, Alinta had been giving consideration to various structural alternatives and, following the announcement of the proposed MBO approach on 9 January 2007, this process was accelerated in order to provide a meaningful benchmark against which various acquisition proposals could be assessed.

Alinta and its advisers examined a number of alternatives and concluded that the most effective strategy was likely to be to split the company into two separate listed companies:

- an asset company providing low risk and stable dividend streams. This entity would own the gas and electricity distribution businesses (including the various minority investments in similar businesses), the gas transmission businesses and power generation activities; and
- a growth oriented company focused on asset management services and asset development (e.g. power stations).

Non core assets such as the APA Group securities would be sold or otherwise dealt with (e.g. an in-specie distribution). Alinta's 67% interest in AlintaAGL (comprising WA Retail and Cogeneration) would also need to be dealt with but this would depend on negotiations with AGL Energy and would, in any event, be subject to the call option arrangements.

The internal restructure proposal was reasonably well developed by early March 2007 although a significant degree of additional work would be required to implement it.

Alinta has advised Grant Samuel that if the Share Scheme is not approved, its intention would be to progress such a restructure. It is therefore a relevant alternative for Alinta shareholders to consider in assessing the Share Scheme.

From August 2005 until the announcement of the proposed MBO approach on 9 January 2007, Alinta's shares had generally been trading in the range $10-12 per share (and with an average of around $11 per share). The shares had remained within this range throughout that period including through the initiation and implementation of the Alinta/AGL Transaction.

The advice to the Alinta board was that a restructuring along the lines outlined above should deliver a market value for Alinta shareholders materially above the $10-12 range. Grant Samuel concurs with this view. It would be consistent with the available evidence from demerger transactions.

However, in Grant Samuel's opinion it is unlikely that the internal restructuring would deliver a value comparable to the Proposal (or the revised Macquarie Consortium proposal). The Proposal is effectively a full takeover including a premium for control. It represents:

- premiums of 40-43% over the price prior to announcement of the potential MBO approach on 9 January 2007; and
- high multiples of earnings:

Consideration Under Share Scheme – Implied Multiples		
	Value of Consideration	
	Low ($15.74)	High ($16.07)
Multiple of EBITDA (adjusted)[92]		
Year ending 31 December 2007 (forecast)	15.0	15.2
Year ending 30 June 2008 (forecast)	14.0	14.2
Multiple of EBIT (adjusted)[93]		
Year ending 31 December 2007 (forecast)	21.0	21.3
Year ending 30 June 2008 (forecast)	19.2	19.5
Multiple of NTA at 31 December 2006[94]		
Geared	6.4	6.5
Ungeared	1.7	1.7

It is unlikely, even when split into more focussed standalone entities, that Alinta shares would trade at these multiples. The aggregate value of any demerged entities would be likely to be well below the value of the consideration under the Share Scheme.

To this extent, the Proposal therefore provides a superior outcome to an internal restructure.

Of course, following the demerger it is possible that full takeover offers could be made for either or both entities. However, based on Grant Samuel's estimate of the full underlying value of Alinta ($13.84-16.16), it is unlikely that such offers would exceed the aggregate value of the consideration offered under the Share Scheme.

9.6 Synergy Benefits

In the acquisition of businesses there is usually an expectation of a level of cost savings that can be achieved. The normal approach to valuation is to incorporate synergies such as cost savings that are available to a number of purchasers in the value of the business as a whole. However, synergies which are specific to a single purchaser are not included. This approach is based on the logic that synergies available to a number of possible purchasers are likely to be "paid for" by acquirers through a competitive acquisition process. In the valuation of Alinta, Grant Samuel has allowed for:

- corporate cost savings of $15 million per annum that it is considered any acquirer with Australian operations could achieve (see Section 7.9); and
- the cost savings emerging from the integration of AGL's Agility business with Alinta Asset Management (see Section 7.6).

Implicitly, it has been assumed that these savings flow through to BBI, BBP and SPI (in accordance with the distribution of Alinta assets between these entities). However, no allowance has been made for the potential cost savings available to a specific purchaser. In this case such savings include the integration of support functions of existing assets and the Alinta assets acquired (e.g. for BBI the integration of back offices of the Western Australian asset management business and WestNet Rail and for BBP the integration into one location of the administration and support functions for the power generation assets). These cost savings are specific to BBI and BBP and not necessarily available to other purchasers.

9.7 Taxation Issues

Tax Consequences for Australian Resident Shareholders

Tax advice has been received by Alinta for Australian resident shareholders holding their shares on capital account that:

- the in-specie distribution of APA Group securities, to be effected by way of a franked dividend and the Capital Return, should have the following tax implications:
  - the franked dividend component (expected to be $0.93 per Alinta share) will be included in assessable income (along with the attached franking credit). Taxpayers on a marginal rate greater than 30% will have to pay tax (i.e. after allowing for the franking credit). The ability to utilise the franking credit is subject to a requirement to have held Alinta shares for at least 45 days (not including the dates of acquisition and disposal), although this will only apply to shareholders whose franking credit entitlement on all shares exceeds $5,000;
  - the Capital Return will give rise to a CGT event for Alinta shareholders with the effect of reducing the cost base of their Alinta shares by the amount of the return. The Capital Return will be equal to the difference between the market value of APA Group securities as at the effective date for the Share Scheme and the dividend component. The amount of the Capital Return will only be included in assessable income to the extent by which the return exceeds the cost base. It is not expected that this situation will apply to any Alinta shareholders. Alinta shareholders who participated in the Alinta/AGL Transaction will need to have regard to the relevant ATO Class Ruling to determine their cost base; and
  - the cost base of the APA Group securities to be received will be equal to the sum of the dividend and the Capital Return;
- the exchange of Alinta shares for cash and securities in BBP, BBW and BBI (including the EPS) will trigger a CGT event for Alinta shareholders. The capital gain will equal the difference between the market value of the consideration as at the effective date for the Share Scheme and the cost base (adjusted for the Capital Return). The adjusted cost base will be apportioned to each component of the consideration in proportion to its contribution to the total consideration (other than the APA Group securities) in order to determine the amount of capital gain;

- shareholders will be eligible for CGT rollover to defer the CGT consequences for consideration received as EPS. A shareholder must make an election for rollover relief to apply, in which case:
  - no capital gain will be recognised against that portion of the consideration and apportioned cost base;
  - the EPS will be taken to have been acquired at the time the Alinta shares were originally acquired;
  - the cost base of the securities other than EPS will be the market value for each respective security on the effective date of the Share Scheme; and
  - the date of acquisition of those securities will be the effective date of the Share Scheme.

  For a shareholder who does not makes this election:
  - rollover relief will not be available and the EPS component of the consideration will be assessable for CGT purposes;
  - the EPS will be taken to have been acquired at the effective date for the Share Scheme. Therefore, a shareholder who sells any of these securities within 12 months of implementation may be adversely affected in so far as any gain that is attributable will not be eligible for the CGT discount; and
  - the cost base for the EPS will be their market equivalent at the time of acquisition;
- the cost base for securities other than EPS will be that portion of market value of Alinta exchanged for each respective security. These securities will be taken to have been acquired at the effective date for the Share Scheme (with associated impacts on the ability to receive the CGT discount); and
- for Alinta shareholders who elect to use the Cash Out Facility the tax implications of the Share Scheme at the effective date for the Share Scheme will be as above. The sale of the securities under the Cash Out Facility will give rise to a further CGT event to the extent the market values of those securities have moved in the intervening period. This would not be expected to be material.

Alinta has applied for class rulings from the Australian Taxation Office to confirm availability of CGT rollover relief and the income tax implications of the distribution of APA Group securities for Australian tax resident Alinta shareholders.

Tax Impact on Non-Australian Resident Shareholders

Grant Samuel understands that Alinta shareholders who are not residents of Australia should not be subject to the Australian CGT rules unless:

- they have held (together with their associates) at least 10% of Alinta shares at the time they dispose of those shares under the Share Scheme or throughout at 12 month period in the 24 months preceding that disposal; and
- the market value of the Alinta group assets principally relates to taxable Australian real property.

The non-Australian taxation implications for other non-Australian resident shareholders will depend on the country of domicile of the shareholder. Non-Australian residents should seek their own taxation advice in relation to the taxation impact of the Share Scheme.

Tax Impact on New Zealand Resident Shareholders

Tax advice has been received by Alinta for New Zealand resident shareholders holding their shares on capital account that:

- the distribution of APA Group securities will be classified as a dividend for income tax purposes. The amount taxable is calculated by reference to the market value of the APA Group securities as at the effective date for the Share Scheme; and

- capital gains or losses incurred in relation to the consideration (other than the distribution of APA Group securities) are not recognised for New Zealand income tax purposes.

Disclaimer

The analysis set out above outlines the major tax consequences of the Share Scheme and should be viewed as indicative only. It does not purport to represent formal tax advice regarding the taxation consequences of the Share Scheme for Alinta shareholders. Further details on the taxation consequences of the Share Scheme for Australian resident and New Zealand resident shareholders are set out in the Scheme Booklet. In any event, the tax consequences for shareholders will depend upon their individual circumstances. If in any doubt, shareholders should consult their own professional adviser.

9.8 Shareholder Decision

The decision of each shareholder as to whether to vote in favour of the Share Scheme is a matter for individual shareholders based on each shareholder's views as to value and future market conditions, risk profile, liquidity preference, investment strategy, portfolio structure and tax position. In particular, taxation consequences may vary from shareholder to shareholder. If in any doubt, shareholders should consult an independent professional adviser.

This report does not purport to consider the investment merits of New BBI, New BBP, New BBW and APA Group. Whether to buy, hold or sell securities in these entities (or to buy, hold or sell the EPS) is a separate investment decision upon which Grant Samuel does not offer an opinion. Shareholders should consult their own professional adviser in this regard.

10 Evaluation of the Option Scheme

10.1 Conclusion

In Grant Samuel's opinion, the Option Scheme is in the best interests of Alinta optionholders. The cash amounts payable to optionholders are fair for all option tranches. Optionholders will receive the same value under the Option Scheme as they would if they exercised their options and participated in the Share Scheme (except for the $0.40 franking credit, which Grant Samuel has not ascribed a value to, and depending on the consideration alternative selected).

In the event that the Share Scheme is approved and the Option Scheme is not, any outstanding options will be exerciseable into shares in an unlisted company. Any such options, and any shares resulting from exercise of those options, would be subject to the Babcock & Brown/SPI Consortium's right to compulsorily acquire them, which it has stated its intention to do.

Alinta optionholders are likely to be better off if the Option Scheme is implemented than if it is not.

10.2 Terms of the Option Scheme

Alinta has 5,461,435 unlisted options on issue, all of which are "in the money" although the majority of options (4,871,935) are subject to vesting provisions and are not currently exercisable unless directors determine otherwise. Under the Option Scheme, all holders of options (whether or not the options are currently exerciseable) are being offered cash consideration for the cancellation of each option equal to the value of the consideration under the Default Alternative (calculated after adding back any additional dividend paid and excluding the value of any franking credits) less the exercise price of the option.

In setting the Option Scheme consideration, the value of the cash and EPS components under the Default Alternative will be taken at their face value and the value of the scrip components will be determined with reference to the volume weighted average price over the five business days prior to the date on which the Option Scheme becomes effective. Accordingly, the Option Scheme consideration is not fixed but depends on the market prices of BBI, BBP, BBW and APA Group around the time the scheme becomes effective. Adopting the value ranges for the scrip components adopted in Section 8 of this report, Grant Samuel has estimated the cash consideration payable under the Option Scheme as follows:

Alinta - Option Scheme

Grant Date	Exercise Price	Option Scheme Consideration	
		Low	High
5 Mar 2002	$3.6449	12.11	12.41
4 Mar 2003	$3.8645	11.89	12.19
17 Sep 2003	$5.7609	10.00	10.29
26 Mar 2004	$6.0633	9.70	9.99
4 May 2005	$9.1774	6.58	6.88
19 Jun 2006	$10.4664	5.29	5.59

All optionholders will have the ability to participate in the Share Scheme by exercising their options, should they wish to do so. Options that have already vested can be exercised at any time up until two business days prior to the Share Scheme record date. Shares issued as a result of the exercise of vested options will only be entitled to the benefit of franking credits forming part of the Share Scheme consideration if they have been held for at least 45 days (not including the dates of acquisition and disposal) prior to the effective date of the Share Scheme. Under the present timetable, vested options would need to be exercised by the end of June 2007 to be entitled to the franking credits.

Unvested options will automatically vest on the effective date of the Share Scheme and may then be exercised in the following three business days to be eligible to participate in the Share Scheme (but will not be entitled to the franking credits).

10.3 Analysis

Optionholders have a right to acquire ordinary shares upon exercise of their options. Optionholders have a different risk/return profile from shareholders. Options offer unlimited exposure to upside but limited exposure to downside risks. The basis on which value should be attributed to options in a takeover is subject to some debate.

The starting point is the market value of the options ("Trading Valuation" approach). If traded, options have a market price reflecting these characteristics. If not traded, a theoretical value can be estimated using models such as the Black-Scholes option pricing model. Grant Samuel has reservations regarding the use of theoretical option valuation models generally although they are used widely in practice. In any event, it is critical to note that in calculating such a value the relevant input as to the value of the underlying security is the trading price of that security in the absence of the offer, not the takeover price or full underlying value.

The only way in which optionholders can share in underlying value (and therefore capture a premium for control) is by exercising their options, receiving ordinary shares and accepting a takeover offer or other transaction. In this situation, the optionality component of option value (that part of the overall option value that reflects the option life and the volatility of the ordinary shares) is not relevant. Effectively, the optionality component of overall option value is surrendered to allow optionholders to share in underlying value and capture the premium for control. On this basis, the value attributable to options is equal to the estimated full underlying value per share less the option exercise price ("Option Exercise" approach).

A "fair" offer for options under a takeover would be the higher of these two values (i.e. the higher of the value estimated by reference to the Trading Valuation and Option Exercise approaches). In situations where options are well "in the money" (and therefore optionality is of limited value) and the offer involves a substantial premium for control, the Option Exercise value is typically well above the Trading Valuation. Grant Samuel has calculated Trading Valuations for the Alinta options and confirmed that despite the long term to maturity in some cases, the Option Exercise valuation is the higher value. In calculating the Trading Valuation, Grant Samuel did allow for the potential re-rating of Alinta shares if an internal restructuring was assumed.

Optionholders will either:

- receive a cash sum equal to the value of the Default Alternative less the exercise price; or
- exercise their options and receive the same consideration as ordinary shareholders.

The effect is that optionholders are being treated on an equal basis to ordinary shareholders. The consideration under the Share Scheme is towards the top end of Grant Samuel's estimate of Alinta's full underlying value and is therefore fair and reasonable. Accordingly, the consideration under the Option Scheme is also fair and reasonable.

Optionholders who hold vested options may potentially achieve greater value by exercising their options by the end of June 2007 and thereby be able to receive the $0.40 franking credit. However, the value of the franking credit depends on the tax position of the individual optionholder and may be outweighed by potential value loss through subsequent price movements in securities received and brokerage costs if these securities were to be sold.

If the Option Scheme is not approved, optionholders would hold options exerciseable into shares in Alinta, which would be an unlisted company most probably owned by New BBI. There would be no market for the shares. New BBI would, in any event, own more than 90% of the ordinary shares in Alinta and be in a position to compulsorily acquire the shares received by optionholders and any outstanding options. New BBI has stated its intention to compulsorily acquire the options if the Share Scheme is implemented but the Option Scheme is not. It is far from certain that this acquisition would be on more favourable terms than the Option Scheme.

Optionholders should be aware that the Option Scheme will not come into effect unless the Share Scheme is implemented.

10.4 Taxation Consequences

Tax advice has been received by Alinta regarding the taxation implications for Alinta optionholders. Optionholders will crystallise a tax liability upon cancellation of their options under the Option Scheme. This tax liability will crystallise in the tax year ending 30 June 2008. The taxation implications depend on whether the optionholder receives the Option Scheme consideration or exercises the options and participates in the Share Scheme. In either case, the implications are different depending on how the optionholder elected to be taxed in relation to the options in the year in which they were issued.

The above analysis does not purport to represent formal tax advice regarding the taxation consequences of the Option Scheme for Alinta optionholders. Further details on the taxation consequences of the Option Scheme are set out in the Scheme Booklet. In any event, the tax consequences for optionholders will depend upon their individual circumstances. If in any doubt, optionholders should consult their own professional adviser.

10.5 Optionholder Decision

The decision of each optionholder as to whether to vote in favour of the Option Scheme is a matter for individual optionholders based on each optionholder's views as to value and future market conditions, risk profile, liquidity preference, investment strategy, portfolio structure and tax position.

This report does not purport to consider the investment merits of New BBI, New BBP, New BBW or APA Group. If optionholders elect to exercise their options, the decision as to whether to hold or sell securities in these entities (or to buy, hold or sell the EPS) is a separate investment decision upon which Grant Samuel does not offer an opinion. Optionholders should consult their own professional adviser in this regard.

11 Evaluation of Capital Reduction

The in-specie distribution of APA Group securities to Alinta shareholders is to be effected by way of a dividend franked to the maximum possible extent and the Capital Reduction. The amount of the Capital Reduction per Alinta share will be equal to the value of 0.301 APA Group securities on the implementation date of the Share Scheme (based on the volume weighted average price on the last ASX trading day immediately prior to the implementation date) less the expected $0.93 dividend. Based on a trading price of $4.20-4.40 per APA Group security (see Section 8.7), 495,218,848 Alinta shares on issue and the expected dividend of $0.93 per Alinta share, the value of the Capital Reduction will be approximately $165.5-195.3 million. The Capital Reduction is subject to the approval of Alinta shareholders and is conditional on the Share Scheme being approved.

The Capital Reduction is one of the mechanisms involved in implementing the Share Scheme. In undertaking the Capital Reduction, all Alinta shareholders are treated equally (i.e. they share equally in the in-specie distribution of APA Group securities except that the securities to which ineligible overseas shareholders are entitled will be issued to a nominee and sold on their behalf). Grant Samuel has concluded that the Share Scheme is fair and reasonable and, therefore, in the best interests of Alinta shareholders (see Section 9.1). Consequently, the Capital Reduction is also fair and reasonable to Alinta shareholders as a whole.

By definition, any reduction in the equity base of a company disadvantages creditors as it reduces the company's capacity to meet the claims of creditors. Under the Share Scheme, Alinta shareholders exchange their shares in return for a combination of cash and various listed securities. Following that exchange, the Babcock & Brown/SPI Consortium will distribute the assets of Alinta (including subsidiary entities) among themselves.

In Grant Samuel's opinion, existing creditors of Alinta Limited will not be materially prejudiced by the Capital Reduction. The reasons are:

- the Capital Reduction (estimated at $165-195 million) represents only 3-4% of Alinta Limited's equity at 31 December 2006 of $5,164.3 million (5-6% of the pro forma consolidated equity of the Alinta group at 31 December 2006 of $3,416.5 million). Consequently, the Capital Reduction is not material;
- Alinta Limited has no operations of its own, acting solely as a holding company. At 31 December 2006, Alinta Limited's trade creditors of $15.7 million comprised tax liabilities and intragroup working accounts. Lenders, trade and other creditors all deal with entities within the group but not with Alinta Limited. Furthermore, Alinta Limited has provided no parental guarantees to its subsidiaries;
- trade and other creditors are exposed to the credit risk of the individual companies with which they trade and only have direct recourse to that entity's assets. The Capital Reduction has no financial impact on those entities (it relates specifically to the issued capital of Alinta Limited) and creditors will remain exposed to those particular entities (i.e. their credit risk is unchanged). The Capital Reduction only impacts on creditors of Alinta Limited.

  In any event, most trade creditors are short term in nature (i.e. repayable within, say, 60 days at any point in time) and they will therefore have the opportunity to assess for themselves whether or not they wish to grant continued credit to those entities.

  To the extent that creditors also depend on the overall financial health of the Alinta consolidated group, the Capital Reduction is not considered material. Alinta's overall gearing (at around 60%) is reasonable in the context of its operations and assets.

  Trade creditors will also need to consider the implications of implementation of the Share Scheme and look to the overall financial health of SPI, BBI and BBP in deciding whether or not they wish to grant continued credit to the relevant entity. In this context, BBI and BBP have gearing levels that are not unreasonable (between 55% and 65%). BBI has a rating of Baa3 (within "Investment Grade") and Singapore Power (SPI's parent company) has a rating of Aa1 (considered high quality investment grade) from Moody's Investor Services; and
- the directors of Alinta have stated that, in their opinion, the Capital Reduction will not affect Alinta Limited's ability to pay creditors or meet debts as and when they fall due.

Grant Samuel makes no warranty, express or implied, as to the potential recoverability of existing or contingent debts owed by Alinta as at the date of this report or at any subsequent time. Future creditors must rely on their own investigations of the financial positions of Alinta and the outcomes of the Proposal.

12 Qualifications, Declarations and Consents

12.1 Qualifications

The Grant Samuel group of companies provide corporate advisory services (in relation to mergers and acquisitions, capital raisings, debt raisings, corporate restructurings and financial matters generally), property advisory services and manages specialist funds. The primary activity of Grant Samuel & Associates Pty Limited is the preparation of corporate and business valuations and the provision of independent advice and expert's reports in connection with mergers and acquisitions, takeovers and capital reconstructions. Since inception in 1988, Grant Samuel and its related companies have prepared more than 380 public independent expert and appraisal reports.

The persons responsible for preparing this report on behalf of Grant Samuel are Stephen Wilson MCom (Hons) CA (NZ) SF Fin and Caleena Stilwell BBus CA F Fin. Each has a significant number of years of experience in relevant corporate advisory matters. Damien Elias BSc (Psychol.) (Hons) MCom, Tim Archer BE (Hons) BSc, Rory Burdon BCom (Hons) A Fin and Joan Coffey BEc (Hons) assisted in the preparation of the report. Each of the above persons is an authorised representative of Grant Samuel pursuant to its Australian Financial Services Licence under Part 7.6 of the Corporations Act.

12.2 Disclaimers

It is not intended that this report should be used or relied upon for any purpose other than as an expression of Grant Samuel's opinion as to whether the Share Scheme is in the best interests of Alinta shareholders and the Option Scheme is in the best interests of Alinta optionholders. Grant Samuel expressly disclaims any liability to any Alinta securityholder who relies or purports to rely on the report for any other purpose and to any other party who relies or purports to rely on the report for any purpose whatsoever.

This report has been prepared by Grant Samuel with care and diligence and the statements and opinions given by Grant Samuel in this report are given in good faith and in the belief on reasonable grounds that such statements and opinions are correct and not misleading. However, no responsibility is accepted by Grant Samuel or any of its officers or employees for errors or omissions however arising in the preparation of this report, provided that this shall not absolve Grant Samuel from liability arising from an opinion expressed recklessly or in bad faith.

Grant Samuel has had no involvement in the preparation of the Scheme Booklet issued by Alinta and has not verified or approved any of the contents of the Scheme Booklet. Grant Samuel does not accept any responsibility for the contents of the Scheme Booklet (except for this report).

Grant Samuel has had no involvement in Alinta's due diligence investigation in relation to the Scheme Booklet and does not accept any responsibility for the completeness or reliability of the process which is the responsibility of Alinta.

12.3 Independence

Grant Samuel and its related entities do not have at the date of this report, and have not had within the previous two years, any shareholding in or other relationship with Alinta, Babcock & Brown, BBI, BBP, BBW, Singapore Power and SP AusNet that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the Proposal. Grant Samuel advises that:

- Grant Samuel was appointed by AIH in November 2006 to prepare an independent expert's report in relation to the takeover offer by Alinta;
- AIH appointed Grant Samuel to prepare a review of certain aspects of a tax consolidation valuation of its initial assets in September 2006. The fees involved for this review were less than $30,000;

- Grant Samuel was appointed by Alinta and AGL in July 2006 to prepare an independent expert's report in relation to the proposal to merge their respective infrastructure businesses and enter into a retail energy joint venture in Western Australia;
- Grant Samuel commenced work on an independent valuation of AGL in April 2006 in relation to a takeover offer by Alinta. This assignment was not completed and was terminated following the announcement of the Alinta/AGL merger on 26 April 2006;
- Grant Samuel was appointed by AGL in November 2005 to prepare an independent expert's report in relation to a proposal to demerge AGL into two new listed entities by separating its retail and merchant energy assets from its infrastructure assets;
- Grant Samuel was retained by APA Group in June 2004 to prepare valuations of pipeline assets (including its 88.157% interest in the Goldfields Gas Transmission Pipeline) and certain equity interests for tax consolidation purposes;
- Grant Samuel was appointed in 2003 to provide non-public independent reviews of the Aquila transaction and of a third party valuation of Multinet Gas for an Australian institution; and
- a Grant Samuel executive holds a parcel of less than 1,400 shares in Alinta, a Grant Samuel executive holds 2,000 shares in Babcock & Brown and a Grant Samuel executive holds 4,000 stapled securities in BBP.

Grant Samuel had no part in the formulation of the Proposal. Its only role has been the preparation of this report.

Grant Samuel will receive a fixed fee for the preparation of this report. The fixed fee is $2,000,000. If, subsequent to the expert's report being published a counter proposal is made and Alinta requests that Grant Samuel prepare a report assessing that proposal, additional fees will be charged such that the total fee payable will be $2,400,000 (including the fee paid for the initial independent expert's report).

Grant Samuel's fee is not contingent on the outcome of the Proposal. Grant Samuel's out of pocket expenses in relation to the preparation of the report will be reimbursed. Grant Samuel will receive no other benefit for the preparation of this report.

Grant Samuel considers itself to be independent in terms of Practice Note 42 issued by the ASIC (previously known as Australian Securities Commission) on 8 December 1993.

12.4 Declarations

Alinta has agreed that it will indemnify Grant Samuel and its employees and officers in respect of any liability suffered or incurred as a result of or in connection with the preparation of the report. This indemnity will not apply in respect of the proportion of any liability found by a court to be caused by any conduct involving negligence, fraud, wilful misconduct or breach of agreement or law by Grant Samuel. Alinta has also agreed to indemnify Grant Samuel and its employees and officers for time spent and reasonable legal costs and expenses incurred in relation to any inquiry or proceeding initiated by any person. Where Grant Samuel or its employees and officers are found to have been negligent or engaged in fraud or wilful misconduct or to be in breach of agreement or law Grant Samuel shall bear the proportion of such costs caused by its action. Any claims by Alinta are limited to an amount equal to the fees paid to Grant Samuel.

Advance drafts of this report were provided to Alinta and its advisers. Advance drafts of sections of this report were also provided to BBI, BBP and BBW and their advisers. Certain changes were made to the drafting of the report as a result of the circulation of the draft reports. There was no alteration to the methodology, evaluation or conclusions as a result of issuing the drafts.

However, on 26 June 2007 (following the provision of a full final draft report dated 13 June 2007), Alinta announced that it had been informed that Beach Petroleum Limited and Anzon Australia

Limited had deferred the development of the Basker Manta and Gummy gas fields. As a consequence:

- a conditional long term agreement to supply gas to Alinta's proposed Tamar Valley Power Station in Tasmania would lapse on 28 June 2007;
- a conditional agreement to supply Aurora Energy with electricity would also lapse; and
- Alinta would begin immediate discussions with Aurora Energy and with other gas producers about the status of the Tamar Valley Power Station and the alternatives available.

However, notwithstanding this situation, a decision has been made for Alinta to proceed with the acquisition of the Bell Bay Power Station site and assets.

This information resulted in a decrease in the values attributed by Grant Samuel to Alinta's power generation assets of \$30-50 million, which corresponds to \$0.06-0.10 per share. There was no change in Grant Samuel's overall conclusions as a result of this decrease in value.

12.5 Consents

Grant Samuel consents to the issuing of this report in the form and context in which it is to be included in the Scheme Booklet to be sent to securityholders of Alinta. Neither the whole nor any part of this report nor any reference thereto may be included in any other document without the prior written consent of Grant Samuel as to the form and context in which it appears.

12.6 Other

The accompanying letter dated 2 July 2007 and the Appendices form part of this report.

Grant Samuel has prepared a Financial Services Guide as required by the Corporations Act. The Financial Services Guide is set out at the beginning of this report.

GRANT SAMUEL & ASSOCIATES PTY LIMITED
2 July 2007

Grant Samuel & Associates

Appendix 1

Selection of Discount Rates

1 Overview

The following discount rates have been selected by Grant Samuel to apply to the forecast nominal ungeared after tax cash flows of the major businesses of Alinta Limited ("Alinta"):

▪ gas transmission assets	7.0-7.25%
▪ power generation assets	7.5-8.0%
▪ gas and electricity distribution networks	6.75-7.0%
▪ energy retail and wholesale assets	9.5-10.0%

Different discount rates have been selected for each business unit because they have differing risk profiles.

Selection of the appropriate discount rate to apply to the forecast cash flows of any business enterprise is fundamentally a matter of judgement. The valuation of an asset or business involves judgements about the discount rates that may be utilised by potential acquirers of that asset. There is a body of theory which can be used to support that judgement. However, a mechanistic application of formulae derived from that theory can obscure the reality that there is no "correct" discount rate. Despite the growing acceptance and application of various theoretical models, it is Grant Samuel's experience that many companies rely on less sophisticated approaches. Many businesses use relatively arbitrary "hurdle rates" which do not vary significantly from investment to investment or change significantly over time despite interest rate movements. Valuation is an estimate of what real world buyers and sellers of assets would pay and must therefore reflect criteria that will be applied in practice even if they are not theoretically correct. Grant Samuel considers the rates adopted to be reasonable discount rates that acquirers would use irrespective of the outcome or shortcomings of applying any particular theoretical model.

The discount rate that Grant Samuel has adopted is reasonable relative to the rates derived from theoretical models. The discount rate represents an estimate of the weighted average cost of capital ("WACC") appropriate for these assets. Grant Samuel has calculated a WACC based on a weighted average of the cost of equity and the cost of debt. This is the relevant rate to apply to ungeared cash flows. There are three main elements to the determination of an appropriate WACC. These are:

- cost of equity;
- cost of debt; and
- debt/equity mix.

WACC is a commonly used basis but it should be recognised that it has shortcomings in that it:

- represents a simplification of what are usually much more complex financial structures; and
- assumes a constant degree of leverage which is seldom correct.

The cost of equity has principally been derived from application of the Capital Asset Pricing Model ("CAPM") methodology. However, regard was also had to other methods such as the implied cost of equity based on the Gordon Growth Model (or perpetuity formula).

The CAPM is probably the most widely accepted and used methodology for determining the cost of equity capital. There are more sophisticated multivariate models which utilise additional risk factors but these models have not achieved any significant degree of usage or acceptance in practice. However, while the theory underlying the CAPM is rigorous the practical application is subject to shortcomings and limitations and the results of applying the CAPM model should only be regarded as providing a general guide. There is a tendency to regard the rates calculated using CAPM as inviolate. To do so is to misunderstand the limitations of the model.

For example:

- the CAPM theory is based on expectations but uses historical data as a proxy. The future is not necessarily the same as the past;
- the measurement of historical data such as risk premia and beta factors is subject to very high levels of statistical error. Measurements vary widely depending on factors such as source, time period and sampling frequency;
- the measurement of beta is often based on comparisons with other companies. None of these companies is likely to be directly comparable to the entity for which the discount rate is being calculated and may operate in widely varying markets;
- parameters such as the debt/equity ratio and risk premium are based on subjective judgements; and
- there is not unanimous agreement as to how the model should adjust for factors such as taxation. The CAPM was developed in the context of a "classical" tax system. Australia's system of dividend imputation has a significant impact on the measurement of net returns to investors.

In this context, regulators such as the Australian Competition & Consumer Commission ("ACCC") and the various state regulatory bodies undertake extremely detailed analysis of discount rate calculations and each of the relevant variables. Grant Samuel has had regard to this analysis (particularly in relation to Alinta's businesses) but in Grant Samuel's view it can give a misleading impression of the precision about what is, in reality, a relatively crude tool of unproven accuracy that gives, at best, a broad approximation of the cost of capital.

The cost of debt has been determined by reference to the pricing implied by the debt markets in Australia. The cost of debt represents an estimate of the expected future returns required by debt providers. In determining the appropriate cost of debt over this forecast period, regard was had to debt ratings of comparable companies.

Selection of an appropriate debt/equity mix is a matter of judgement. The debt/equity mix represents an appropriate level of gearing, stated in market value terms, for the business over the forecast period. The relevant proportions of debt and equity have been determined having regard to the financial gearing of the industry in general and comparable companies, and judgements as to the appropriate level of gearing considering the nature and quality of the cash flow stream.

The following sections set out the basis for Grant Samuel's determination of the discount rates for Alinta's businesses and the factors which limit the accuracy and reliability of the estimates.

2 Definition and Limitations of the CAPM and WACC

The CAPM provides a theoretical basis for determining a discount rate that reflects the returns required by diversified investors in equities. The rate of return required by equity investors represents the cost of equity of a company and is therefore the relevant measure for estimating a company's weighted average cost of capital. CAPM is based on the assumption that investors require a premium for investing in equities rather than in risk free investments (such as government bonds). The premium is commonly known as the market risk premium and notionally represents the premium required to compensate for investment in the equity market in general.

The risks relating to a company or business may be divided into specific risks and systematic risks. Specific risks are risks that are specific to a particular company or business and are unrelated to movements in equity markets generally. While specific risks will result in actual returns varying from expected returns, it is assumed that diversified investors require no additional returns to compensate for specific risk, because the net effect of specific risks across a diversified portfolio will, on average, be zero. Portfolio investors can diversify away all specific risk.

However, investors cannot diversify away the systematic risk of a particular investment or business operation. Systematic risk is the risk that the return from an investment or business operation will vary with the market return in general. If the return on an investment was expected to be completely correlated

with the return from the market in general, then the return required on the investment would be equal to the return required from the market in general (i.e. the risk free rate plus the market risk premium).

Systematic risk is affected by the following factors:

- financial leverage: additional debt will increase the impact of changes in returns on underlying assets and therefore increase systematic risk;
- cyclicality of revenue: projects and companies with cyclical revenues will generally be subject to greater systematic risk than those with non-cyclical revenues; and
- operating leverage: projects and companies with greater proportions of fixed costs in their cost structure will generally be subject to more systematic risk than those with lesser proportions of fixed costs.

CAPM postulates that the return required on an investment or asset can be estimated by applying to the market risk premium a measure of systematic risk described as the beta factor. The beta for an investment reflects the covariance of the return from that investment with the return from the market as a whole. Covariance is a measure of relative volatility and correlation. The beta of an investment represents its systematic risk only. It is not a measure of the total risk of a particular investment. An investment with a beta of more than one is riskier than the market and an investment with a beta of less than one is less risky. The discount rate appropriate for an investment which involves zero systematic risk would be equal to the risk free rate.

The formula for deriving the cost of equity using CAPM is as follows:

$$Re = Rf + Beta\ (Rm - Rf)$$

where:

Re	=	the cost of equity capital;
Rf	=	the risk free rate;
Beta	=	the beta factor;
Rm	=	the expected market return; and
Rm - Rf	=	the market risk premium.

The beta for a company or business operation is normally estimated by observing the historical relationship between returns from the company or comparable companies and returns from the market in general. The market risk premium is estimated by reference to the actual long run premium earned on equity investments by comparison with the return on risk free investments.

The formula conventionally used to calculate a WACC under a classical tax system is as follows:

$$WACC = (Re \times E/V) + (Rd \times (1-t) \times D/V)$$

where:

E/V	=	the proportion of equity to total value (where V = D + E);
D/V	=	the proportion of debt to total value;
Re	=	the cost of equity capital;
Rd	=	the cost of debt capital; and
t	=	the corporate tax rate

The models, while simple, are based on a sophisticated and rigorous theoretical analysis. Nevertheless, application of the theory is not straightforward and the discount rate calculated should be treated as no more than a general guide. The reliability of any estimate derived from the model is limited. Some of the issues are discussed below:

- **Risk Free Rate**

  Theoretically, the risk free rate used should be an estimate of the risk free rate in each future period (i.e. the one year spot rate in that year if annual cash flows are used). There is no official "risk free"

rate but rates on government securities are typically used as an acceptable substitute. More importantly, forecast rates for each future period are not readily available. In practice, the long term Commonwealth Government Bond rate is used as a substitute in Australia and medium to long term Treasury Bond rates are used in the United States. It should be recognised that the yield to maturity of a long term bond is only an average rate and where the yield curve is strongly positive (i.e. longer term rates are significantly above short term rates) the adoption of a single long term bond rate has the effect of reducing the net present value where the major positive cash flows are in the initial years. The long term bond rate is therefore only an approximation.

The ten year bond rate is a widely used and accepted benchmark for the risk free rate. Where the forecast period exceeds ten years, an issue arises as to the appropriate bond to use. While longer term bond rates are available, the ten year bond market is the deepest long term bond market in Australia and is a widely used and recognised benchmark. There is a very limited market for bonds of more than ten years. In the United States, there are deeper markets for longer term bonds. The 30 year bond rate is a widely used benchmark. However, long term rates accentuate the distortions of the yield curve on cash flows in early years. In any event, a single long term bond rate matching the term of the cash flows is no more theoretically correct than using a ten year rate. More importantly, the ten year rate is the standard benchmark used in practice.

Where cash flows are less than ten years in duration the opposite issue arises. An argument could be made that shorter term, and therefore lower, bond rates should be used in determining the discount rate for there assets. While Grant Samuel believes this is a legitimate argument, an adjustment may give a misleading impression of precision for the whole methodology. In any event, the impact on valuation would usually be trivial.

In practice, Grant Samuel believes acquirers would use a common rate. The ten year bond rate can be regarded as an acceptable standard risk free rate for medium to long term cash flows, particularly given its wide use.

- **Market Risk Premium**

The market risk premium *(Rm - Rf)* represents the "extra" return that investors require to invest in equity securities as a whole over risk free investments. This is an "ex-ante" concept. It is the expected premium and as such it is not an observable phenomenon. The historical premium is therefore used as a proxy measure. The premium earned historically by equity investments is calculated over a time period of many years, typically at least 30 years. This long time frame is used on the basis that short term numbers are highly volatile and that a long term average return would be a fair indication of what most investors would expect to earn in the future from an investment in equities with a 5-10 year time frame.

In the United States it is generally believed that the premium is in the range of 5-6% but there are widely varying assessments (from 3% to 9%). Australian studies have been more limited but indicate that the long run average premium has been in the order of 6% using a geometric average (and is in the order of 8% using an arithmetic average) measured over more than 100 years of data[1]. Even an estimate based over a very long period such as 100 years is subject to significant statistical error. Given the volatility of equity market returns it is only possible to state that the "true" figure lies within a range of approximately 2-10% at a 95% confidence level (using the geometric average).

In addition, the market risk premium is not constant and changes over time. At various stages of the market cycle investors perceive that equities are more risky than at other times and will increase or decrease their expected premium. Indeed, there are arguments being put forward at the present time that the risk premium is now lower than it has been historically. This view is reflected in the recent update of the Officer Study[2] which indicates that (based on the addition of 17 years of data to 2004) the long term arithmetic average has declined to 7.17% from 7.94%.

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[1] See, for example, R.R. Officer in Ball, R., Brown, P., Finn, F. J. & Officer, R. R., "Share Market and Portfolio Theory: Readings and Australian Evidence" (second edition), University of Queensland Press, 1989 ("Officer Study") which was based on data for the period 1883 to 1987 and therefore was undertaken prior to the introduction of dividend imputation in Australia.

[2] Gray, S. and Officer, R.R., "A Review of the Market Risk Premium and Commentary on Two Recent Papers: A Report prepared for the Energy Networks Association", August 2005.

In the absence of controls over capital flows, differences in taxation and other regulatory and institutional differences, it is reasonable to assume that the market risk premium should be approximately equal across markets which exhibit similar risk characteristics after adjusting for the effects of expected inflation differentials. Accordingly, it is reasonable to assume similar market risk premiums for first world countries enjoying political economic stability, such as Australia, New Zealand, the United States, Japan, the United Kingdom and various western European countries.

In practice, market risk premiums of 5-7% are typically adopted in Australia.

- **Beta Factor**

The beta factor is a measure of the expected covariance (i.e. volatility and correlation of returns) between the return on an investment and the return from the market as a whole. The expected beta factor cannot be observed. The conventional practice is to calculate an historical beta from past share price data and use it as a proxy for the future but it must be recognised that the expected beta is not necessarily the same as the historical beta. A company's relative risk does change over time.

The appropriate beta is the beta of the company being acquired rather than the beta of the acquirer (which may be in a different business with different risks). Betas for the particular subject company may be utilised. However, it is also appropriate (and may be necessary if the investment is not listed) to utilise betas for comparable companies and sector averages (particularly as those may be more reliable).

However, there are very significant measurement issues with betas which mean that only limited reliance can be placed on such statistics. Even measurement of historical betas is subject to considerable variation. There is no "correct" beta. For example:

- over the last three years Alinta's beta as measured by the Australian Graduate School of Management ("AGSM") has varied generally between 0.34 and 0.48 and, in fact, in September 2006 was measured at 0.86; and
- the standard error of the AGSM's estimate of the Alinta's beta has generally been in the order of 0.3 to 0.5 meaning that for a beta of, say, 0.5 there is only a 67% confidence level that it falls somewhere in a range of roughly 0.1 to 1.0.

- **Debt/Equity Mix**

The tax deductibility of the cost of debt means that the higher the proportion of debt the lower the WACC, although this would be offset, at least in part, by an increase in the beta factor as leverage increases.

The debt/equity mix assumed in calculating the discount rate should be consistent with the level implicit in the measurement of the beta factor. Typically, the debt/equity mix changes over time and there is significant diversity in the levels of leverage across companies in a sector. There is a tendency to calculate leverage at a point in time whereas the leverage should represent the average over the period the beta was measured. This can be difficult to assess with a meaningful degree of accuracy.

The measured beta factors for listed companies are "equity" betas and reflect the financial leverage of the individual companies. It is possible to unleverage beta factors to derive asset betas and releverage betas to reflect a more appropriate or comparable financial structure. In Grant Samuel's view this technique is subject to considerable estimation error. Deleveraging and releveraging betas exacerbates the estimation errors in the original beta calculation and gives a misleading impression as to the precision of the methodology. Deleveraging and releveraging is also incorrectly calculated based on debt levels at a single point in time.

In addition, the actual debt and equity structures of most companies are typically relatively complex. It is necessary to simplify this for practical purposes in this kind of analysis.

Finally, it should be noted that, for this purpose, the relevant measure of the debt/equity mix is based on market values not book values.

- **Specific Risk**

  The WACC is designed to be applied to "expected cash flows" which are effectively a weighted average of the likely scenarios. To the extent that a business is perceived as being particularly risky, this specific risk should be dealt with by adjusting the cash flow scenarios. This avoids the need to make arbitrary adjustments to the discount rate which can dramatically affect estimated values, particularly when the cash flows are of extended duration or much of the business value reflects future growth in cash flows. In addition, risk adjusting the cash flows requires a more disciplined analysis of the risks that the valuer is trying to reflect in the valuation.

  However, it is also common in practice to allow for certain classes of specific risk (particularly sovereign and other country specific risks) in a different way by adjusting the discount rate applied to forecast cash flows.

3 Calculation of WACC

3.1 Cost of Equity Capital

The cost of equity capital has been estimated by reference to the CAPM. Grant Samuel has adopted a cost of capital of:

- gas transmission assets 10.8-11.4%
- power generation assets 11.4-12.0%
- gas and electricity distribution networks 10.8-11.4%
- energy retail and wholesale 11.4-12.0%

The assumptions, judgements and estimates upon which the costs of equity were based are as follows:

- **Risk-Free Rate**

  Grant Samuel has adopted a risk free rate of 6.0%. The risk free rate approximates the current yield to maturity on ten year Australian Government bonds. The forecast period for the cash flow models exceed ten years. However, ten year bonds are the accepted market benchmark and is typically used as a proxy for the long term risk free rate even where the forecast period exceeds ten years.

- **Market Risk Premium**

  Grant Samuel has consistently adopted a market risk premium of 6.0% for Australia and believes that, particularly in view of the general uncertainty, this continues to be a reasonable estimate. It is:

  - not statistically significantly different to the premium suggested by the historical data;
  - similar to that used by a wide variety of analysts and practitioners (typically in the range 5-7%); and
  - the same as that adopted by most regulatory authorities in Australia.

  Some research analysts and other valuers may use even lower premiums. Overall, Grant Samuel believes 6.0% to be a reasonable, if not conservative, estimate.

- **Beta Factor**

  Grant Samuel has adopted the beta factors in the following ranges for the purposes of valuing Alinta's business operations:

  - gas transmission assets 0.8-0.9
  - power generation assets 0.9-1.0
  - gas and electricity distribution networks 0.8-0.9
  - energy retail and wholesale 0.9-1.0

Grant Samuel has considered the beta factors for a wide range of companies in determining an appropriate beta. The betas have been calculated on two bases, relative to the entity's local index and relative to the Morgan Stanley Capital International Developed World Index ("MSCI"), an international equities market index that is widely used as a proxy for the global stockmarket as a whole.

A summary of betas for selected comparable listed entities is set out in the table below:

Equity Beta Factors for Selected Listed Utility Entities

Entity	Market Capital-isation[3] (millions)	Monthly Observations over 4 years			Weekly Observations over 2 years	
		AGSM[4]	Bloomberg[5]		Bloomberg	
			Local Index	MSCI[6]	Local Index	MSCI
Alinta	**A$5,537.1**	**0.86**	**0.77**	**0.76**	**1.02**	**0.72**
Energy						
Origin Energy	A$8,458.9	0.52	0.79	0.46	0.81	0.57
AGL Energy	A$6,663.7	na[7]	na	na	na	na
Energy Developments	A$638.7	0.80	0.82	0.51	0.36	0.25
Contact Energy	NZ$5,218.5	na	0.97	0.42	0.91	0.41
TrustPower	NZ$2,679.3	na	0.77	0.62	0.65	0.59
Infrastructure						
SP AusNet	A$3,003.0	na	na	na	na	na
BBI	A$3,339.4	0.12	0.65	0.49	0.68	0.53
Spark	A$1,987.0	na	na	na	na	na
APA Group	A$1,797.8	0.50	0.62	0.61	0.66	0.70
DUET	A$2,313.4	0.56	na	na	0.56	0.48
BBP	A$1,034.8	na	na	na	na	na
BBW	A$1,027.3	na	na	na	na	na
Envestra	A$984.4	0.08	0.63	0.48	0.58	0.59
HDUF	A$610.8	0.46	na	na	0.43	0.37
Viridis	A$194.7	na	na	na	na	na
Vector	NZ$2,710.0	na	na	na	na	na

Source: AGSM, Bloomberg, IRESS

The evidence suggests relatively low betas are appropriate for energy infrastructure assets. However, considerable caution is warranted in selecting a beta for Alinta's businesses:

- Alinta's beta varies significantly depending on the measurement source (AGSM, Bloomberg etc) and, as discussed earlier, has varied significantly over time;
- individual company betas (for the same source/period) fall in a very wide range. For example, Bloomberg Four Year MSCI betas generally range from 0.42 (Contact Energy) to 0.62 (TrustPower);

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3 Based on share prices as at 22 June 2007 except for Alinta which is based on share prices as at 8 January 2007 (the day prior to the announcement of the management buyout approach) and BBI, BBP, BBW and SP AusNet which are based on share prices as at 29 March 2007 (the day prior to the announcement of the Proposal).

4 The Australian beta factors calculated by the Australian Graduate School of Management ("AGSM") are as at 31 March 2007, with the exception of Alinta which is as at 30 September 2006, over a period of 48 months using ordinary least squares regression or the Scholes-Williams technique where the stock is thinly traded.

5 Bloomberg's betas have been calculated up to 22 June 2007, with the exception of Alinta which is calculated up to 8 January 2007. Grant Samuel understands that betas estimated by Bloomberg are not calculated strictly in conformity with accepted theoretical approaches to the estimation of betas (i.e. they are based on regressing total returns rather than the excess return over the risk free rate). However, in Grant Samuel's view the Bloomberg beta estimates can still provide a useful insight into the systematic risks associated with companies and industries. The figures used are the Bloomberg "adjusted" betas.

6 MSCI is calculated using local currency so that there is no impact of currency changes in the performance of the index.

7 na = not available

- all of the data is subject to significant statistical error. For example, APA Group's AGSM beta has a standard error of 0.35 (i.e. even at a 67% confidence level it lies somewhere between 0.15 and 0.85), BBI has a standard error of 0.918 and DUET has a standard error of 0.201;
- in many cases there is a substantial difference between the beta measured by AGSM and the beta measured by using Bloomberg. There are also substantial variations depending on the index used (Local or MSCI); and
- many of the entities involved in energy infrastructure are relatively recently listed (nine within the last three years) and, accordingly, limited reliable data is available for these entities.

Grant Samuel has selected a range for beta of 0.8-0.9 for Alinta's gas and electricity distribution networks and gas transmission assets. This is lower than the beta adopted by the ACCC. In its recent "Statement of Principles for the Regulation of Transmission Revenues", the ACCC announced it intended to maintain the use of a beta of 1.0 despite acknowledging that empirical market evidence would suggest a beta of less than 1.0.

On the other hand, a range of 0.8-0.9:

- overlaps with the range of 0.8-1.0 suggested by the Independent Pricing and Regulatory Tribunal ("IPART"), the New South Wales regulator responsible for Alinta's New South Wales gas distribution network;
- is lower than the beta of 1.0 adopted by the Economic Regulation Authority ("ERA") (the Western Australian regulator responsible for AlintaGas Networks) and by the Essential Services Commission ("ESC") (the Victorian regulator responsible for Alinta's Victorian electricity distribution network and Alinta's interests in United Energy Electricity Distribution Network and Multinet Gas Network);
- is higher than the 0.7 level derived from empirical information by Allen Consulting Group ("Allens") in its extensive studies on the gas industry betas[8] and the electricity industry betas[9] in Australia; and
- is higher than almost all the evidence in the above table would suggest.

To this extent the range of 0.8-0.9 for gas and electricity distribution networks and gas transmission assets can be considered conservative.

For Alinta's energy businesses (retail and wholesale and power generation), Grant Samuel has selected a range for beta of 0.9-1.0. Again, this could be argued to be conservative relative to the data presented which have significant retail and merchant energy activities as well as power generation activities.

- **Cost of equity capital**

Using the CAPM formula of $Re = Rf + Beta\ (Rm - Rf)$ and the estimates set out above, the costs of equity capital can be calculated as follows:

(i) Gas Transmission Assets

		Low			High
Re	=	*Rf + Beta (Rm-Rf)*	*Re*	=	*Rf + Beta (Rm-Rf)*
	=	*6.0% + (0.8 x 6%)*		=	*6.0% + (0.9 x 6%)*
	=	*10.8%*		=	*11.4%*

8 Allen Consulting Group, "Empirical Evidence on Proxy Beta Values for Regulated Gas Transmissions Activities", Final report for the ACCC, July 2002, p.43.

9 Allen Consulting Group, "Electricity Networks Access Code 2004: Advance Determination of a WACC Methodology", Report to the Economic Regulation Authority Western Australia, January 2005, p.38.

(ii) ***Power Generation Assets***

		Low			**High**
Re	=	*Rf + Beta (Rm-Rf)*	*Re*	=	*Rf + Beta (Rm-Rf)*
	=	*6.0% + (0.9 x 6%)*		=	*6.0% + (1.0 x 6%)*
	=	*11.4%*		=	*12.0%*

(iii) ***Gas and Electricity Distribution Networks***

		Low			**High**
Re	=	*Rf + Beta (Rm-Rf)*	*Re*	=	*Rf + Beta (Rm-Rf)*
	=	*6.0% + (0.8 x 6%)*		=	*6.0% + (0.9 x 6%)*
	=	*10.8%*		=	*11.4%*

(iv) ***Energy***

		Low			**High**
Re	=	*Rf + Beta (Rm-Rf)*	*Re*	=	*Rf + Beta (Rm-Rf)*
	=	*6.0% + (0.9 x 6%)*		=	*6.0% + (1.0 x 6%)*
	=	*11.4%*		=	*12.0%*

In addition, Grant Samuel considered the cost of capital relative to the implied cost of equity based on the Gordon Growth Model for the gas and electricity distribution networks and gas transmission assets. Essentially,

$$\text{Present Value (or Price)} = \frac{\text{Dividends (Year 1)}}{Re - g}$$

where *Re* = cost of equity capital
g = perpetual growth rate

Turning this formula around:

$$Re = \frac{\text{Dividends}}{\text{Price}} + g$$

In other words, the cost of equity capital is the current forecast yield plus the expected long term growth rate.

Analysis of entities comparable to Alinta's gas and electricity distribution and transmission networks (i.e. APA Group, DUET, Envestra, Spark, HDUF and SP AusNet) would suggest costs of capital in the range 10.0-11.0% (yields mostly around 8.0% and growth of 2-3%) with a median of around 10.5%.

This analysis is not inconsistent with the ranges set out above, although considerable caution is warranted because of the difficulties of putting all the yields on a comparable basis (because of differing tax treatments).

3.2 Cost of Debt

A cost of debt of 7.0% has been adopted. These figures represent the expected future cost of borrowing over the duration of the cash flow model. Grant Samuel believes that this would be a reasonable estimate of an average interest rate, including margin, that would match the duration of the cash flows assuming that the operations were funded with a mixture of short term and long term debt. The costs of debt represent a margin of 1.0% over the risk free rate which allows for the margin over bank rates that Alinta would expect to pay together with an allowance for the difference between bank rates and government bonds.

3.3 Debt/Equity Mix

The selection of the appropriate debt/equity ratio involves perhaps the most subjectivity of discount rate selection analysis. In determining an appropriate debt/equity mix, regard was had to gearing levels of selected comparable listed Australian entities and the nature and quality of the cash flow stream of the relevant businesses.

Gearing levels for selected listed entities in the Australian utility sector over the past four years are set out below:

Gearing Levels for Selected Listed Utility Entities

Company	Net Debt/(Net Debt + Market Capitalisation)					
	Financial Year Ended				Current[10]	4 Year Average
	2003	2004	2005	2006		
Alinta[11]	**25.2%**	**53.7%**	**40.5%**	**11.6%**	**51.4%**	**32.8%**
Energy						
Origin Energy	21.6%	18.6%	31.3%	29.2%	17.2%	25.2%
AGL Energy[12]	na	na	na	na	16.4%	na
Energy Developments	56.2%	39.0%	21.5%	29.0%	31.2%	36.4%
Contact Energy	33.3%	26.2%	19.4%	13.3%	11.1%	23.1%
TrustPower	22.0%	25.1%	18.0%	14.3%	14.7%	19.8%
Minimum	*21.6%*	*18.6%*	*18.0%*	*13.3%*	*11.1%*	*19.8%*
Maximum	*56.2%*	*39.0%*	*31.3%*	*29.2%*	*31.2%*	*36.4%*
Median	*27.7%*	*25.6%*	*20.5%*	*21.7%*	*16.4%*	*24.1%*
Infrastructure						
SP AusNet	na	na	na	57.0%	54.2%	57.0%
BBI	54.1%	52.2%	58.5%	64.6%	58.1%	57.4%
Spark	na	na	na	55.5%	66.1%	55.5%
APA Group	50.7%	50.7%	48.5%	50.1%	67.7%	50.0%
DUET	na	na	79.1%	77.4%	63.7%	78.2%
BBP	na	na	na	na	45.3%	na
BBW	na	na	na	29.3%	60.0%	29.3%
Envestra	72.4%	70.9%	70.4%	67.7%	66.5%	70.4%
HDUF	na	na	36.6%	42.8%	43.9%	39.7%
Viridis	na	na	na	75.0%	59.5%	75.0%
Vector	na	na	na	55.8%	53.0%	55.8%
Minimum	*50.7%*	*50.7%*	*36.6%*	*29.3%*	*43.9%*	*29.3%*
Maximum	*72.4%*	*70.9%*	*79.1%*	*77.4%*	*67.7%*	*78.2%*
Median	*54.1%*	*52.2%*	*58.5%*	*56.4%*	*59.5%*	*56.4%*

Source: Entity Reports, IRESS, Bloomberg

The table shows a very wide range of gearing levels. Moreover, these do not always bear any relationship to the betas of the individual companies. In some cases highly geared companies have equity betas towards the lower end of the range (e.g. Envestra). In this case the selection of gearing levels is highly judgemental. Further, the debt levels should actually be the weighted average measured over the same period as the beta factor rather than just at the current point in time.

Having regard to this data, Grant Samuel has adopted debt/equity ratios as follows:

10 Current gearing levels are based on the most recent balance sheet information and on sharemarket prices as at 22 June 2007 except for Alinta which is at 8 January 2007 (the day prior to the announcement of the management buyout approach) and BBI, BBP, BBW and SP AusNet which are based on sharemarket prices as at 29 March 2007 (the day prior to the announcement of the Proposal).

11 Alinta acquired The Australian Gas Light Company's ("AGL") infrastructure assets and associated debt and entered into a Western Australian retail and cogeneration joint venture with AGL Energy in October 2006 and acquired Alinta Infrastructure Holdings ("AIH") in February 2007. Its 2006 market gearing is comparatively low as it is calculated by reference to net borrowings at 30 June 2006 (i.e. prior the AGL transaction implementation) but share prices reflect the AGL transaction.

12 AGL Energy was formed in October 2006 following the sale of the AGL infrastructure assets to Alinta.

- gas transmission assets 55-65%
- power generation assets 50-60%
- gas and electricity distribution networks 60-70%
- energy retail and wholesale 25-30%

The debt/equity ratios adopted for Alinta's gas and electricity distribution networks and the gas transmission assets are higher than the 50-60% typically allowed for by regulators. However, there is some evidence of increasing leverage in the sector. The gearing of Spark, DUET and Envestra exceed 60% while the gearing of all other comparable entities except BBP and HDUF exceed 50%.

Lower gearing is appropriate for integrated energy businesses, not least because they require a relatively high credit rating for energy trading activities with third parties (electricity derivatives etc). However, generation activities only represent one component of these businesses and Grant Samuel considers that power generation assets on a standalone basis are more in the nature of infrastructure assets despite relatively greater customer dependency issues. Therefore, Grant Samuel has adopted debt/equity ratios of 50-60% for Alinta's power generation assets.

3.4 WACC

On the basis of the parameters outlined above and assuming a corporate tax rate of 30%, nominal WACC for Alinta's businesses are calculated as follows:

(i) Gas Transmission Pipelines

Low	High
= *(35% x 10.8%) + (65% x 7.0% x 0.7)*	= *(45% x 11.4%) + (55% x 7.0% x 0.7)*
= *3.8% + 3.2%*	= *5.1% + 2.7%*
= *7.0%*	= *7.8%*

(ii) Power Generation Assets

Low	High
= *(40% x 11.4%) + (60% x 7.0% x 0.7)*	= *(50% x 12.6%) + (50% x 7.0% x 0.7)*
= *4.6% + 2.9%*	= *6.0% + 2.5%*
= *7.5%*	= *8.5%*

(iii) Gas and Electricity Distribution Networks

Low	High
= *(30% x 10.8%) + (70% x 7.0% x 0.7)*	= *(40% x 11.4%) + (60% x 7.0% x 0.7)*
= *3.3% + 3.4%*	= *4.6% + 2.9%*
= *6.7%*	= *7.5%*

(v) Energy

Low	High
= *(70% x 11.4%) + (30% x 7.0% x 0.7)*	= *(75% x 12.0%) + (25% x 7.0% x 0.7)*
= *8.0% + 1.5%*	= *9.0% + 1.2%*
= *9.5%*	= *10.2%*

These are after tax discount rates to be applied to nominal ungeared after tax cash flows. However, it must be recognised that this is a very crude calculation based on statistics of limited reliability and involving a multitude of assumptions.

Having regard to these matters and the calculations and data set out above, Grant Samuel has concluded that reasonable discount rates for the purposes of the valuation of Alinta are:

• gas transmission assets	7.0-7.25%
• power generation assets	7.5-8.0%
• gas and electricity distribution networks	6.75-7.0%
• energy retail and wholesale assets	9.5-10.0%

4 Dividend Imputation

The conventional WACC formula set out above was formulated under a "classical" tax system. The CAPM model is constructed to derive returns to investors after corporate taxes but before personal taxes. Under a classical tax system, interest expense is deductible to a company but dividends are not. Investors are also taxed on dividends received. Accordingly, there is a benefit to equity investors from increased gearing.

Under Australia's dividend imputation system, domestic equity investors now receive a taxation credit (franking credit) for any tax paid by a company. The franking credit attaches to any dividends paid out by a company and the franking credit offsets personal tax. To the extent the investor can utilise the franking credit to offset personal tax, then the corporate tax is not a real impost. It is best considered as a withholding tax for personal taxes. It can therefore be argued that the benefit of dividend imputation should be added into any analysis of value.

There is no generally accepted method of allowing for dividend imputation. In fact, there is considerable debate within the academic community as to the appropriate adjustment or even whether any adjustment is required at all. Some suggest that it is appropriate to discount pre tax cash flows, with an increase in the discount rate to "gross up" the market risk premium for the benefit of franking credits that are on average received by shareholders. On this basis, the discount rate might increase by approximately 2% but it would be applied to pre tax cash flows. However, not all of the necessary conditions for this approach exist in practice:

- not all shareholders can use franking credits. In particular, foreign investors gain no benefit from franking credits. If foreign investors are the marginal price setters in the Australian market there should be no adjustment for dividend imputation;
- not all franking credits are distributed to shareholders; and
- capital gains tax operates on a different basis to income tax. Investors with high marginal personal tax rates will prefer cash to be retained and returns to be generated by way of a capital gain.

Other have proposed a different approach involving an adjustment to the tax rate in the discount rate by a factor reflecting the effective use or value of franking credits. If the credits can be used, the tax rate is reduced towards zero. The proponents of this approach have in the past suggested a factor of up to 50% as representing the appropriate adjustment (gamma). Alternatively, the tax charge in the forecast cash flows can be decreased to incorporate the expected value of franking credits distributed.

There is undoubtedly merit in the proposition that dividend imputation affects value. Over time dividend imputation will become factored into the determination of discount rates by corporations and investors. In Grant Samuel's view, however, the evidence gathered to date as to the value the market attributes to franking credits is insufficient to rely on for valuation purposes. More importantly, Grant Samuel does not believe that such adjustments are widely used by acquirers of assets at present. While acquirers are undoubtedly attracted by franking credits there is no clear evidence that they will actually pay extra for them or build it into values based on long term cash flows. The studies that measure the value attributed to franking credits are based on the immediate value of franking credits distributed and do not address the risk and other issues associated with the ability to utilise them over the longer term. Accordingly it is Grant Samuel's opinion that it is not appropriate to make any such adjustments in the valuation methodology. This is a conservative approach.

Appendix 2

Market Evidence – Transactions

There have been a large number of well documented transactions in the energy sector in Australia and New Zealand in recent years. In comparison, market evidence of transactions in the Australian infrastructure services sector is limited. While there have been a few Australian acquisitions they have (with the exception of Alinta Limited's ("Alinta") acquisition of the Agility business from The Australian Gas Light Company ("AGL") and APA Group's acquisition of Origin Energy Asset Management from Origin Energy Limited ("Origin Energy")) involved relatively small businesses for which there is insufficient information with which to calculate transaction multiples. Further, the only other asset management business transactions by Australian companies of a material size have involved the acquisition of international businesses.

A selection of relevant energy transactions since 2002 is set out below:

Recent Transaction Evidence

Date	Target	Type[1]	Transaction	Consideration[2] (millions)	Revenue Multiple[3] (times)		EBITDA Multiple[4] (times)		EBIT Multiple[5] (times)		Ungeared NTA Multiple[6] (times)
					Historical	Forecast	Historical	Forecast	Historical	Forecast	
Electricity – Australia											
Jun 07	TSI Fund	G	IPO	A$560	5.9	5.6	9.4	9.0	na	na	1.7
Mar 07	Loy Yang A Power Station	G	Acquisition of 4.71% by Transfield Services	A$1,367	na	na	na	12.9	na	na	na
Feb 07	Powerdirect Australia	R	Acquisition by AGL Energy	A$1,200	na	na	na	14.7	na	15.0	na
Dec 06	DirectLink	I	Acquisition by APA Group	A$170	na	14.2	na	15.3	na	na	na
Dec 06	Jackgreen Energy Limited	R	Acquisition of 8.89% by Babcock & Brown	A$28	3.5	na	na	na	na	na	na
Nov 06	Sun Retail	R	Acquisition by Origin Energy	A$1,202	na	na	8.6	9.0	na	na	na
Nov 06	BBP	G	IPO	A$898	3.2	3.1	13.3	10.7	26.6	18.6	1.2
Jul 06	Loy Yang A Power Station	G	Acquisition of 9.3% by Transfield Services	A$1,237	na	na	na	10.6	na	na	na
Jun 06 pending	NRG Energy's Gladstone power assets	G	Acquisition by Transfield Services	A$637	na	na	na	7.2	na	9.1	na
Jun 06	NRG Energy's South Australian power assets	G	Acquisition by Babcock & Brown	A$317	na	na	11.8	10.3	na	na	na
Mar 06	Murraylink	I	Acquisition by APA Group	A$153	na	11.8	na	15.8	na	16.3	na

1 G = Generation; R = Retail; I = Infrastructure

2 Implied equity value if 100% of the company or business had been acquired.

3 Represents gross consideration divided by revenue. The gross consideration is the sum of the equity and/or cash consideration plus borrowings net of cash.

4 Represents gross consideration divided by EBITDA. EBITDA is earnings before net interest, tax, depreciation, amortisation, investment income and significant items.

5 Represents gross consideration divided by EBIT. EBIT is earnings before net interest, tax, investment income and significant items

6 Represents gross consideration divided by ungeared net tangible assets (i.e. net assets less intangibles plus borrowings less cash as at latest balance date).

7 Historical multiples are based on the most recent publicly available full year earnings prior to the transaction announcement date. Forecast multiples are based on earnings forecasts from a range of brokers' reports available at transaction announcement date.

Recent Transaction Evidence											
Date	Target	Type[1]	Transaction	Consideration[2] (millions)	Revenue Multiple[3] (times)		EBITDA Multiple[4] (times)		EBIT Multiple[5] (times)		Ungeared NTA Multiple[6] (times)
					Historical	Forecast	Historical	Forecast	Historical	Forecast	
Dec 05	Australian Energy	G/R	Scheme of arrangement with Ergon Energy	A$103	0.9	na	19.3	12.6	20.1	na	8.5
Dec 05	SP AusNet	I	IPO	A$2,888	9.0	8.4	13.3	13.1	18.6	19.0	1.5
Nov 05	Spark Infrastructure	I	IPO	A$2,017	na	na	9.9	10.7	na	na	1.3
Oct 05	Southern Hydro	G	Acquisition by AGL	A$1,425	na	16.0	na	19.5	na	na	na
Mar 05	Singapore Power's merchant energy business	G/R	Acquisition by CLP Holdings	A$2,128	na	na	11.7	na	na	na	na
Mar 05	Pacific Hydro	G/R	Acquisition by IFM	A$801	26.8	13.3	19.7	15.3	23.4	18.7	2.3
Apr 04	TXU Australia	G/R/I	Acquisition by Singapore Power	A$5,100	na	na	9.2	8.6	na	na	na
Jul 03	Loy Yang A Power Station	G	Acquisition by GEAC	A$3,500	6.2	6.6	7.2	8.3	9.4	11.6	na
Jul 03	United Energy	I	Scheme of arrangement with Alinta	A$1,340	4.0	4.3	8.1	7.5	11.8	10.8	1.6
Dec 02	AES Ecogen	G	Acquisition by Prime Infrastructure /Babcock & Brown	A$81	na	5.6	na	8.7	na	na	na
Jul 02	CitiPower	R/I	Acquisition by CKI/HEH	A$1,555	na	na	7.1	na	na	na	na
Jul 02	Pulse Energy	R	Acquisition by AGL	A$880	0.9	0.9	12.0	12.1	13.3	11.9	na
Gas – Australia											
Apr 07 pending	Envestra Limited	I	Acquisition of 17.2% by APA Group	A$990	8.8	8.7	12.7	13.1	16.7	16.7	1.9
Apr 07 pending	SEA Gas Pipeline	I	Acquisition of 33.3% by APA Group	A$400	na	na	na	14.5	na	na	na
Nov 06	Sun Gas Retail	R	Acquisition by AGL Energy	A$75	na	0.4	18.8	9.0	na	na	na
Nov 06	AIH	I	Acquisition by Alinta	A$956	9.0	9.0	14.3	14.5	22.9	24.2	2.0
Oct 06	Allgas Energy Pty Ltd	I	Acquisition by APA Group	A$521	na	12.5	na	18.1	na	25.5	na
Aug 06	GasNet Australia Group	I	Takeover by APA Group	A$452	10.4	9.5	13.9	13.3	19.5	18.3	1.3
Apr 06	AGL Infrastructure Assets	I	Acquisition by Alinta	A$6,500	7.6	6.8	13.0	12.6	18.4	18.1	7.3
Sep 05	AIH	I	IPO	A$926	10.8	9.3	17.4	14.2	31.2	22.4	2.0
Feb 05	Carpentaria Gas Pipeline	I	Acquisition of 30% by APA Group	A$327	8.5	8.4	na	na	11.8	11.4	na
Aug 04	Dampier to Bunbury Natural Gas Pipeline	I	Acquisition by DUET/Alinta/Alcoa Consortium	A$1,860	na	9.3	na	11.1	na	na	na
Aug 04	45% of Southern Cross Pipelines and 100% of Parmelia Gas	I	Acquisition by APA Group	A$206	na	na	8.3	na	na	na	na
Mar 04	Duke Energy Australian and New Zealand assets	I	Acquisition by Alinta	A$1,690	6.3	5.7	17.0	15.5	na	na	na
Electricity – New Zealand											
Nov 06 pending	King Country Energy Limited	G/R	Acquisition of 14.72% by Todd Energy Limited	NZ$94	3.3	3.0	12.2	8.9	16.1	11.0	1.4

Recent Transaction Evidence											
Date	Target	Type[1]	Transaction	Consideration[2] (millions)	Revenue Multiple[3] (times)		EBITDA Multiple[4] (times)		EBIT Multiple[5] (times)		Ungeared NTA Multiple[6] (times)
					Historical	Forecast	Historical	Forecast	Historical	Forecast	
Aug 04	Powerco	I	Acquisition by Prime Infrastructure	NZ$680	5.5	5.2	9.4	9.0	14.2	13.2	1.1
Jul 04	Contact Energy	G/R	Acquisition of 51.2% interest by Origin Energy	NZ$3,270	3.6	3.3	12.3	9.4	17.8	12.8	1.3
Sep 02	UnitedNetworks	I	Acquisition by Vector	NZ$1,500	5.8	5.7	8.7	8.4	11.4	10.9	1.9
Sep 02	UnitedNetworks' electricity distribution networks	I	Acquisition by Powerco	NZ$590	na	na	9.0	8.9	11.9	12.0	na
Gas – New Zealand											
Apr 07	Rockgas Limited	I	Acquisition by Contact Energy	NZ$156	1.6	na	8.0	7.8	11.8	na	na
Jun 05	NGC Holdings	I	Acquisition of 32.8% interest by Vector	NZ$1,506	4.3	4.1	10.7	10.1	14.0	12.8	2.5
Oct 04	NGC Holdings	I	Acquisition of 67.2% interest by Vector	NZ$866	3.8	3.7	9.6	9.2	12.6	11.8	2.3
Infrastructure Services – Australia											
Apr 07 pending	Origin Energy Asset Management		Acquisition by APA Group	A$252.9	na	1.1	na	13.1	na	na	na
Apr 06	Agility		Acquisition by Alinta	A$1,050	2.0	1.7	13.8	12.3	na	na	na

Source: Grant Samuel analysis*

A brief summary of each transaction is set out below.

Electricity - Australia

Transfield Services Infrastructure Fund

Transfield Services Infrastructure Fund ("TSI Fund") proposes to build a diversified portfolio of infrastructure assets. Its initial portfolio comprises interests in five power generation plants and two water filtration plants, a 100% interest in each of Townsville, Collinsville and Kemerton Power Stations, a 30% interest in BP Kwinana Cogeneration Plant, a 14.03% interest in Loy Yang A Power Station, and a 50% interest in each of the Macarthur and Yan Yean Water Filtration Plants. TSI Fund began trading on the ASX on 12 June 2007. Transfield Services will hold a 49% interest in the TSI Fund following the IPO, and will maintain a material holding in TSI Fund in the long term. Transfield Services is a global provider of operations, maintenance, and asset and project management services. Transfield Services has a 25 year management services agreement with TSI Fund and will provide operations and maintenance services to certain assets in the TSI Fund. The multiples shown in the table are calculated by reference to the application price of $2.10 per security and reflect revenue and EBITDA on a proportionately consolidated basis. The historical numbers are for the year ending 30 June 2007. The multiples decline to 5.6 and 9.0 respectively in 2008 (on a non proportional calculation basis these multiples are higher and similar to those for the BBP offering). As the offering reflects sharemarket prices for infrastructure assets the implied multiples do not include a premium for control.

Loy Yang A Power Station / Transfield Services Limited

In March 2007, Transfield Services Limited ("Transfield Services") announced it had increased its interest in Loy Yang A Power Station ("Loy Yang") to 14% through the acquisition of a 4.7% interest from Mitsui & Company for a total acquisition and associated cost of $64.4 million. Loy Yang is the largest power station in

* Grant Samuel analysis based on data obtained from IRESS, company announcements, transaction documentation and, in the absence of company published financial forecasts, brokers' reports. Where company financial forecasts are not available, the median of the financial forecasts prepared by a range of brokers has generally been used to derive relevant forecast value parameters. The source, date and number of broker reports utilised for each transaction depends on analyst coverage, availability and corporate activity.

Victoria with a generation capacity of 2,100 MW and accounts for approximately 25% of the state's installed generation capacity. As the transaction involves a minority interest the implied multiples do not include a premium for control although it is likely the vendor of the interest was aware of Transfield's objective of increasing its interest to a strategic size. The interest in Loy Yang is to be included in the announced spin-off of Transfield Services' infrastructure assets.

Powerdirect Australia / AGL Energy Limited

In March 2007, AGL Energy acquired Powerdirect Australia ("Powerdirect") from the Queensland Government for $1.2 billion. Powerdirect is one of Australia's top five energy retail businesses, with over 396,000 residential, rural and small to medium sized enterprise accounts in Queensland, and a presence in NSW, Victoria and South Australia. AGL Energy funded the transaction via an $882 million equity placement and existing debt facilities. AGL Energy forecasts that the purchase price implies a multiple of 9.8 times EBITDA for 2008/09, the first year under AGL Energy's lower cost structure. The multiples calculated are a blend of the multiples applicable to each of Powerdirect's four businesses. AGL Energy has provided the following analysis of the multiples implied by the price in terms of the four businesses:

Powerdirect - AGL Energy's Acquisition Analysis

Business	Value (million)	FY09 EBITDA multiple (2008/09)	Key Valuation Metric
Retail	$570	9-10x	$1,300/customer
Small contestable	$265	23-24x (pre integration of AGL's cost structure)	na
Large customers / wholesalers	$295	6-7x	na
Power generation	$70	8-9x	na
Total	**$1,200**	**9.8x**	**na**

DirectLink / APA Group

In February 2007, APA Group (formerly known as Australian Pipeline Trust) acquired the DirectLink electricity transmission asset linking the New South Wales and Queensland power grids for $170 million. APA Group acquired DirectLink from the DirectLink joint venture, which comprised Country Energy, Hydro Quebec International Group and Fonds de Solidarite des Travailleurs de Quebec. The acquisition price represented a regulated asset base ("RAB") multiple of 1.44x based on 31 December 2006 forecast RAB.

Jackgreen Limited / Babcock & Brown Limited

In January 2007, Babcock & Brown Limited ("Babcock & Brown") increased its holding in Jackgreen Limited ("Jackgreen") from 11.1% to 19.99%. The investment took the form of a private placement over two tranches, with the shares placed at 20 cents raising $2.77 million. Jackgreen is a renewable energy business, and currently retails electricity in New South Wales, Victoria, South Australia and Queensland, and a holds gas licenses in South Australia and New South Wales.

Sun Retail Pty Ltd / Origin Energy Limited

In February 2007, Origin Energy Limited ("Origin Energy") acquired Sun Retail Pty Ltd ("Sun Retail") for $1.202 billion from the Queensland Government. Sun Retail, formed from the ENERGEX retail business, comprises three businesses: mass market retail, wholesale and LPG. In terms of the mass market retail business Sun Retail has around 840,000 electricity customers predominantly located in south east Queensland. Origin Energy provided the following analysis of the acqusition price:

Sun Retail - Origin Energy's Acquisition Analysis

Business	Value (million)	Key Valuation Metric
Mass market retail	$916	$1,100 / customer
Wholesale	$220	$0.61 / MWh
LPG	$66	$2,130 / tonne
Total	**$1,202**	**na**

Origin Energy funded the acquisition via a share placement to institutional investors which raised $400 million, a Share Purchase Plan and new and existing debt facilities.

Babcock & Brown Power

In November 2006, the initial public offering on the Australian Stock Exchange at $2.50 per stapled security of Babcock & Brown Power ("BBP") was announced. BBP comprises a portfolio of seven operating power stations and one power station under construction (due to be completed in late 2008) comprising base load, intermediate and peaking power stations with a total generation capacity of 2,900 MW. BBP also has a gas-fired base load power generation position of up to 180 MW in the South Australian market through a series of contracts. The multiples calculated are based on the application price of $2.50 per stapled security. The historical earnings for the year ending 30 June 2006 do not include any contributions from Braemar Power Station which was commissioned in August 2006 and therefore are not meaningful. Furthermore, the forecast earnings for the year ending 30 June 2007 do not reflect a full year contribution from Braemar and therefore the multiples are marginally overstated. For the purposes of this analysis the multiples in the table are based on the forecast earnings for BBP. As the offering reflects sharemarket prices for electricity generation assets the implied multiples do not include a premium for control. In addition, BBP has a 50% associate investment in Oakey Power Station. If a proportional share of earnings from Oakey Power Station is allowed the EBITDA multiples for BBP would be around 12.5 and 10.2 times respectively (sufficient information is not available by which to estimate EBIT).

Loy Yang A Power Station interest / Transfield Services Limited

In July 2006, Transfield Services announced it would acquire a 9.3% interest in the company owning the Loy Yang A Power Station and adjacent coal mine ("Loy Yang") and 13.8% of the attached dispatch and marketing company from Commonwealth Bank of Australia. Loy Yang is the largest power station in Victoria with a generation capacity of 2,100 MW and accounts for approximately 25% of the state's installed generation capacity. As the transaction involves a minority interest the implied multiples do not include a premium for control. The interest in Loy Yang will be included in the announced spin-off of Transfield Services' infrastructure assets.

NRG Energy Inc's Gladstone power assets / Transfield Services Limited

In June 2006, Transfield Services announced it would acquire NRG Energy Inc.'s ("NRG") 37.5% interest in Gladstone power station and its associated 100% owned operations and maintenance services company. Gladstone is a 1,680MW base load power station in Queensland which contracts 68% of its capacity to Boyne Smelters under a purchase price agreement expiring in 2029. Other shareholders are Comalco (41.1%), a subsidiary of Rio Tinto Limited, and various Japanese smelter companies. In addition, Transfield Services announced its intention to spin-off on the ASX its infrastructure assets by the end of 2006. The spin-off, which was widely anticipated, would include the interest in Gladstone power station as well as four power stations in Queensland and Western Australia (of which three are 100% owned and one is 30% owned) all of which operate under a long-term purchase price agreement. NRG did not provide any earnings details for the assets. Brokers estimates have been used to calculate multiples and, accordingly, these transaction multiples should be treated with caution. The transaction is pending.

NRG Energy Inc's South Australian power assets / Babcock & Brown Limited

In June 2006, Babcock & Brown announced it would acquire the South Australian power assets of NRG ("NRG Flinders"). The assets include two coal fired power stations, the coal mine that supplies the power stations (and the associated rail infrastructure and township), a number of contracts and head office personnel. NRG Flinders is the leading base load power supplier in South Australia with a total capacity of 760MW and accounts for 50% of energy produced in the state. Post acquisition, Babcock & Brown will have interests in a power generation portfolio with approximately 3,000MW capacity in operation or under construction. Babcock & Brown has stated that its objective is to establish and list, potentially by the end of 2006, a Babcock & Brown branded, diversified power generation fund.

Murraylink / APA Group

In March 2006, APA Group announced it would acquire the Murraylink electricity transmission assets ("Murraylink") for A$153 million. Murraylink is a 180 kilometre underground high voltage direct current cable interconnector between South Australia and Victoria with a capacity of 220MW. APA Group has interests in approximately 7,500 kilometres of gas transmission pipelines throughout Australia but is pursuing a strategy of making value-accretive acquisitions in complementary asset classes. Murraylink is APA Group's first significant acquisition of a non-gas transmission asset. This acquisition represents a forecast EBITDA multiple of 15.8 times and a RAB multiple of 1.47 times.

Australian Energy Limited / Ergon Energy Pty Ltd

In December 2005, Ergon Energy Pty Ltd ("Ergon Energy") announced it would acquire Australian Energy Limited ("AEL") via a scheme of arrangement. The consideration offered was A$1.95 cash for each share in AEL. AEL is an electricity retailer with operations in Victoria, South Australia and New South Wales. The company focuses primarily on the small and medium sized business market with select residential customers. Ergon Energy is owned by the Queensland state government and operates an electricity distribution business in Queensland as well as retailing electricity to large customers outside of Queensland. Ergon Energy expects to grow AEL's existing operations nationally, complementing Ergon Energy's existing channel segments.

SP AusNet

SP AusNet was formed to house the Australasian assets of Singapore Power Limited ("Singapore Power"). The company was listed on the Australian Stock Exchange ("ASX") on 14 December 2005. SP AusNet is the primary electricity transmission provider and electricity and gas distribution business in Victoria. In 2005, 87% of revenues were regulated. Singapore Power has retained a 51% interest in SP AusNet.

Spark Infrastructure

Spark Infrastructure ("Spark") was formed to hold a diversified portfolio of regulated utility infrastructure assets in Australia. Spark was listed on the ASX on 16 December 2005 with a market capitalisation of approximately $2.0 billion. It is managed by a company owned jointly by Cheung Kong Infrastructure Holdings Limited ("CKI"), a listed company in Hong Kong with a portfolio of over $33 billion in utility and infrastructure investments, and RREEF Infrastructure ("RREEF"), the infrastructure investment business of Deutsche Asset Management. Spark's initial portfolio comprises a 49% interest in each of CitiPower, Powercor and ETSA, with the remaining 51% interest being held by CKI and its affiliate, Hongkong Electric ("HKE"). CitiPower and Powercor are electricity distributors operating in Victoria and ETSA is an electricity distributor in South Australia. The calculation of underlying multiples for Spark is complex because of the minority holdings and form of investment.

Southern Hydro / The Australian Gas Light Company

In October 2005, The Australian Gas Light Company ("AGL") announced it would acquire Southern Hydro for A$1.425 billion. The Southern Hydro assets consisted of 11 hydro power stations in Victoria and New South Wales and Australia's largest wind farm in South Australia with a total generating capacity of 736MW and potential for further expansion. The acquisition increased AGL's generation capacity by 73% and diversified its generation mix, allowing AGL to better manage its retail customer load and reduce electricity purchases from third parties, especially during periods of peak demand. The multiples implied by acquisition price are high and reflect the strategic benefits of the acquisition to the wider AGL business. AGL's media release stated that the assets had been purchased on an EBITDA multiple of 11 times assuming long term average water levels and full capture of portfolio benefits which are expected to occur from 2009.

Singapore Power Limited's Merchant Energy Business / CLP Holdings Ltd

In March 2005, CLP Holdings Ltd ("CLP") announced it would acquire Singapore Power's merchant energy business for A$2.128 billion. The merchant energy business included the fifth-largest energy retailer in Australia with over 1.1 million customers in four states, a 1,280MW gas-fired power plant in South Australia, a 33% interest in the SEA Gas pipeline between Victoria and South Australia and an underground gas storage plant. CLP also acquired Singapore Power's right to call on Ecogen Power (50% owned by Babcock & Brown Infrastructure Group) to supply as much as 966MW of electricity from two gas-fired power stations in Victoria. CLP is Hong Kong's largest power producer and already owns the 1,480MW Yallourn power station in Victoria. The acquisition was in line with CLP's objective of building a diversified and integrated energy business in Australia, focussing on electricity and gas retail, with a portfolio of assets in support of that business.

The SEA Gas pipeline is a 690 kilometre pipeline system transporting natural gas from Victoria to South Australia which became operational in January 2004. It is estimated to have cost A$450 million to construct. CLP disclosed that its 33% interest in SEA Gas Partnership (the other partners being Origin Energy and International Power) was acquired for A$195 million. This price implies a value of $585 million for 100% of SEA Gas Partnership and a multiple of 1.3 times the cost to construct the pipeline system.

Pacific Hydro Limited / Industry Funds Management

Following a strategic review by the board of Pacific Hydro Limited ("Pacific Hydro"), Spanish infrastructure developer Acciona SA ("Acciona") announced on 29 March 2005 that it would offer A$4.50 per share for Pacific Hydro. On 19 April 2005, Pacific Hydro's 32% shareholder, Industry Funds Management ("IFM") made a A$4.60 per share offer. On 29 April 2005, Acciona responded with a A$4.90 per share offer and IFM immediately countered with an offer for A$5.00 per share which was ultimately successful. Pacific Hydro was an independent renewable power producer with a portfolio of operating and development hydro projects and wind farms with operating capacity of 230MW in Australia, the Philippines, Chile and Fiji.

Texas Utilities' Australian Assets / Singapore Power

In April 2004 Singapore Power acquired Texas Utilities' Australian assets ("TXU Australia") for A$5.1 billion. These assets included significant electricity and gas networks in Victoria and a retail business supplying approximately one million customers in Victoria and South Australia.

Loy Yang A Power Station / Great Energy Alliance Corporation

In July 2003, Great Energy Alliance Corporation ("GEAC") announced it would acquire Loy Yang A Power Station ("Loy Yang") for A$3.5 billion. Loy Yang is Victoria's largest power station with a 2,000MW capacity and is fuelled by an adjoining brown coal mine with a reserve life of more than 45 years. The power station is the lowest cost generator in the Australian market. Loy Yang also sells coal under contract to the adjacent Loy Yang B power station. GEAC was a consortium consisting of AGL (35%), Tokyo Electric Power Company Incorporated (35%) and an investor group lead by the Commonwealth Bank of Australia (30%). The acquisition price represented a $1.4 billion discount to the price achieved in the privatisation of the asset in 1997 and a substantial discount to the estimated replacement cost.

United Energy Limited / Alinta Limited

United Energy Limited ("United Energy") owned and operated an electricity distribution network in the south eastern suburbs of Melbourne and the Mornington Peninsula in Victoria. It also had investments in a number of other Australian utility businesses including the listed companies Alinta and Uecomm Limited. On 23 April 2003, Alinta announced that through a complex series of transactions, it would acquire a 34% interest in United Energy's distribution assets and a 100% interest in its non-distribution assets. To complete the transaction, Alinta and AMP Henderson Global Investors acquired the 43% of United Energy held by the public through a scheme of arrangement. The consideration paid was A$3.15 per share.

AES Corporation's Ecogen Electricity Generation Assets / Prime Infrastructure Trust and Babcock & Brown

In December 2002, Prime Infrastructure Trust and Babcock & Brown announced they would acquire the Ecogen electricity generation assets from The AES Corporation. The Ecogen electricity generation assets consisted of two gas-fired plants in Victoria with a total nominal capacity of 960MW. At the time, the plants were the subject of a long term electricity hedge agreement with Texas Utilities.

AEP Resources Inc's CitiPower Unit / Cheung Kong Infrastructure Holdings Limited and Hongkong Electric Holdings Limited

In August 2002 Cheung Kong Infrastructure Holdings Limited ("CKI") and Hongkong Electric Holdings Limited ("HEH") acquired AEP Resources Inc's CitiPower unit ("CitiPower") for A$1.55 billion through CKI/HEH Electricity Distribution Two Pty Limited ("CKI/HEH"). CitiPower was an electricity utility that served Victoria's capital city Melbourne and its surrounding suburbs. CKI/HEH subsequently sold CitiPower's electricity retail business for A$137 million, retaining the network distribution business valued at A$1.42 billion.

Pulse Energy Pty Ltd / The Australian Gas Light Company

In July 2002, AGL announced it would acquire Pulse Energy Pty Ltd ("Pulse Energy") for A$880.0 million (including A$79 million in working capital). Pulse Energy was the largest energy retailing business in Victoria with 560,000 electricity customers and 520,000 gas customers. The majority of Pulse Energy's customers were residential and small business customers with 22% buying both gas and electricity from Pulse Energy. The acquisition enhanced AGL's presence in Victoria and gave the company an almost 30% market share of the eastern Australian retail energy market. AGL expected to generate significant operating synergies and cost savings which were expected to reduce the acquisition multiples considerably (the forecast EBITDA multiple falls to 7.4 times after taking into account the expected operating synergies and cost savings).

Gas - Australia

Envestra Limited / APA Group

In April 2007, APA Group announced it had entered into a conditional agreement with Origin Energy to acquire its 17.2% stake in Envestra Limited ("Envestra") for $170.4 million, or $1.20 per security. This represented a 4.4% discount to the closing price at 3 April 2007. Envestra is Australia's largest natural gas distributor, with 19,100 kilometres of natural gas distribution networks and 1,029 kilometres of natural gas transmission pipelines, and over 95% of Envestra's revenue is regulated. APA Group will become Envestra's largest shareholder on completion of the acquisition. As the transaction involves a minority interest the implied multiples do not include a premium for control. However, it should be noted that the interest acquired is strategic.

SEA Gas Pipeline / APA Group

In April 2007, APA Group announced it had entered into a conditional agreement with Origin Energy to acquire Origin Energy's 33.3% interest in SEA Gas Pipeline for $133.2 million. The SEA Gas Pipeline is a 114 PJ p.a. capacity, 680 kilometres pipeline linking the Victorian gas fields to South Australian markets. APA Group is responsible for operating and maintaining the pipeline.

Sun Gas Retail / AGL Energy

In February 2007, AGL Energy acquired the Queensland Government's Sun Gas retail business for $75 million ($1,059 per customer). Sun Gas has approximately 70,800 residential and industrial and commercial customers located primarily in South-East Queensland, and is the second largest Queensland gas retailer.

Alinta Infrastructure Holdings Limited / Alinta Limited

On 15 November 2006, Alinta announced an unconditional cash takeover offer for the 80% of securities in Alinta Infrastructure Holdings Limited ("AIH") that Alinta did not already own. Alinta formed AIH in August 2005 from a portfolio of nine gas transmission infrastructure and power generation assets. The initial public offering of AIH in October 2005 took the form of a partly paid issue, with $2.00 per stapled security payable on application and $1.20 per stapled security payable on 29 December 2006 ("the second instalment"). Alinta retained a 20% interest in AIH at listing, with an agreement to maintain an interest of at least 15%. Alinta's offer was $2.06 cash per partly paid security (pre second instalment) or $3.26 post the second instalment. Alinta completed the acquisition of AIH in February 2007.

Allgas Energy Pty Ltd / APA Group

In October 2006, APA Group announced it would acquire Allgas Energy Pty Ltd ("Allgas") from ENERGEX Limited for A$521 million. Allgas is one of two gas distribution businesses in South East Queensland and has a 2,300 kilometres regulated gas network spanning Brisbane, the Gold Coast, Northern New South Wales, Toowoomba and Oakey that supplies approximately 65,000 customers. The Allgas network is supplied by APA Group's Roma to Brisbane Pipeline and is a complementary infrastructure to APA Group's gas transmission businesses. APA Group plans to expand the Allgas distribution network and increase network utilisation.

GasNet Australia Group / APA Group

In June 2006, BBI announced, in association with APA Group, it would make a scrip takeover offer for GasNet Australia Group ("GasNet"). The consideration offered was 1.545 BBI stapled securities for each GasNet stapled security not already owned by BBI and APA Group (together 14.2%). The offer represented A$2.45 per GasNet stapled security, excluding the estimated 6.75 cents final distribution announced by BBI (A$2.55 cum dividend). GasNet directors rejected the offer on the basis that it materially undervalued the company and was highly conditional. On 15 August 2006, Colonial First State Global Asset Management announced a counter recommended offer of A$2.88 cash per stapled security (A$2.77 after adjusting for the proposed 11 cent distribution for the six months to 30 June 2006). On 22 August 2006, BBI and APA Group announced the termination of their joint bidding agreement and therefore their bid will lapse. In addition, APA Group announced an offer of $3.10 cash per stapled security valuing GasNet at A$452 million. GasNet owns and operates 1,930 kilometres of pipelines and a LNG storage facility in Victoria as well as a 450 kilometres pipeline in Western Australia. The APA Group offer represents a RAB multiple of 1.64x assuming regulated assets represent 75% of total assets.

AGL Infrastructure Assets / Alinta Limited

On 26 April 2006, AGL and Alinta announced an agreement to merge and restructure their respective businesses to create two separated listed companies, Alinta Limited ("New Alinta") (focused on the ownership and management of energy infrastructure assets) and AGL Energy Limited (focused on energy retailing, trading and generation). One component of the transaction involved the acquisition of AGL's infrastructure and asset management businesses for A$6.5 billion. The businesses acquired included a gas network in New South Wales, an electricity network in Victoria and 50% of the ActewAGL Distribution Partnership, the Agility infrastructure management and services business, Wattle Point Wind Farm in South Australia, the Cawse Cogeneration facility in Western Australia, Gas Valpo a regional gas distribution and retailing business in Chile and a 30% interest in APA Group. The gas and electricity networks (including ActewAGL) represented 65-70% of the value attributed to the AGL Infrastructure Assets and the New South Wales gas network is the major component of those assets.

The multiples calculated for the transaction reflect the blend of businesses (including a substantial asset management business), that the network assets are substantial, high quality assets and that the AGL Infrastructure business on a standalone basis has a lower relative tax cost basis than its peers.

Alinta Infrastructure Holdings

In September 2005, Alinta announced that it would spin off infrastructure assets into a separately listed stapled entity, Alinta Infrastructure Holdings ("Alinta Infrastructure"). Alinta Infrastructure's initial assets consisted of the gas pipeline and electricity generation assets acquired by Alinta from Duke Energy in March 2004 (see below). The multiples calculated are based on the application price of A$3.20 per stapled security. As the offering reflects sharemarket prices gas transmission and electricity generation assets the implied multiples do not include a premium for control. The earnings have been adjusted to reverse the impact of accounting for Glenbrook Power Station as a finance lease.

Carpentaria Gas Pipeline / APA Group

In February 2005, APA Group purchased the remaining 30% of Carpentaria Gas Pipeline that it did not already own from Santos Limited, Origin Energy and Delhi Petroleum for A$98 million cash. Carpentaria Gas Pipeline is an 840 kilometres gas pipeline which connects the Ballera gas fields in south west Queensland to Mt Isa in north west Queensland. The customers at Mt Isa were WMC, BHP Billiton, Xstrata and CS Energy.

Dampier to Bunbury Natural Gas Pipeline / DUET / Alinta / Alcoa Consortium

In August 2004, the receivers and managers of the Dampier to Bunbury Natural Gas Pipeline ("DBNGP") announced that a consortium comprising Diversified Utility and Energy Trusts ("DUET") (60%), Alinta (20%) and Alcoa of Australia Limited ("Alcoa") (20%) had been named as the preferred bidder for the purchase of 100% of DBNGP and its associated assets. The consortium's bidding price was approximately A$1.86 billion (excluding transaction costs and proposed capital expenditure). The acquisition further diversified DUET's portfolio of regulated energy utility businesses and added a strategic gas transmission asset.

Southern Cross Pipelines and Parmelia Gas Business / APA Group

In August 2004, APA Group purchased the remaining 45% of Southern Cross Pipelines ("SCP") that it did not already own and 100% of the Parmelia Gas business ("Parmelia") from CMS Energy. SCP is the 88.2% owner of the 1,380 kilometre Goldfield Gas Transmission Pipeline in Western Australia. Parmelia owns and operates a transmission pipeline, a gas processing facility and storage facilities in Western Australia. The assets were purchased for a A$206 million cash and included the assumption of 45% of SCP's A$250 million of debt.

Duke Energy's Australian and New Zealand Assets / Alinta Limited

In March 2004, Alinta announced that it had reached an agreement to purchase the Australian and New Zealand gas assets of Duke Energy, following Duke Energy's decision to exit the Asia-Pacific region. The assets acquired were three gas transmission pipelines and three gas-fired power stations in Australia and one gas-fired power station in New Zealand. The pipelines had a combined length of 2,156 kilometres and the power plants had a combined capacity of 686MW. The acquisition provided Alinta with a stable and secure income stream and strong potential for volume growth, particularly from the pipeline assets on Australia's east coast.

Electricity – New Zealand

King Country Energy Limited / Todd Energy Limited

In November 2006, Todd Energy Limited ("Todd Energy") announced a takeover offer of NZ$4.40 per share for King Country Energy Limited ("KCE"). KCE is the main electricity supplier for the Waitomo, King Country and Ruapehu Districts in New Zealand. Todd Energy is a private New Zealand owned and operated energy company. At the time of the offer Todd Energy already held a 35% interest in KCE, King Country Electric Power Trust holds a 10% interest and Waitomo Energy Services Trust holds 8%. KCE's independent directors recommended shareholders reject the offer and in February 2007, Todd Energy made a new partial takeover offer for 14.72% of the ordinary shares in KCE at a price of NZ$5.00 per share, taking its shareholding to 50.1% if successful.

Powerco Limited / Prime Infrastructure Networks (New Zealand) Limited

In September 2004, Prime Infrastructure Networks (New Zealand) Limited ("Prime Infrastructure") made an offer to acquire all of the ordinary shares and capital bonds of Powerco Limited ("Powerco") at NZ$2.15 per share, to be paid using a mix of cash and a subordinated debt security. The structure of the offer was highly complex and significant uncertainty surrounded the volume and underlying value of the subordinated debt securities to be issued under the offer. Powerco was New Zealand's second largest electricity and gas distribution company. It had a network servicing approximately 400,000 consumers in the North Island, representing 46% of the gas connections and 16% of the electricity connections in New Zealand.

Contact Energy Limited / Origin Energy Limited

In July 2004, Origin Energy announced that it had signed an agreement to purchase Edison Mission Energy's 51.2% interest in Contact Energy for NZ$5.67 per share to be effected through the acquisition of the New Zealand incorporated company which held Edison Mission Energy's shareholding in Contact Energy. The purchase price was satisfied by way of the assumption of NZ$535 million of the holding company's debt and approximately NZ$1.1 billion in cash. The transaction was completed on 1 October 2004. Acceptances received under a simultaneous full takeover offer for the remaining shares in Contact Energy, as required by the Takeovers Code, resulted in Origin Energy's interest in Contact Energy increasing marginally to 51.4%.

UnitedNetworks Limited / Vector Limited

In October 2002, Vector Limited ("Vector") completed the acquisition of all of the shares in UnitedNetworks Limited ("UnitedNetworks") at a price of NZ$9.90 per share. The offer was a result of a formal sale process involving a number of competing bidders. UnitedNetworks received a number of bids for the shares and assets of UnitedNetworks and the offer by Vector was selected by the independent directors of UnitedNetworks as affording the best value outcome for UnitedNetworks' shareholders. UnitedNetworks was an electricity distribution business operating electricity networks in Auckland and in the Wellington City, Lower Hutt, Upper Hutt and Porirua districts.

UnitedNetworks Limited / Powerco Limited

In September 2002, Powerco acquired UnitedNetworks' electricity distribution networks in the Tauranga, eastern and southern Waikato, Thames and Coromandel regions. The transaction almost doubled the size of Powerco's electricity lines business, making it the second largest in New Zealand.

Gas – New Zealand

Rockgas Limited / Contact Energy

In April 2007, Contact Energy acquired Rockgas Limited from Origin Energy for NZ$156 million. Rockgas is a distributor and retailer of liquefied petroleum gas in New Zealand, supplying over 50% of the New Zealand LPG market.

NGC Holdings Limited / Vector Limited

On 27 June 2005, Vector announced a takeover offer for the 32.8% of the shares that it did not already own in NGC Holdings Limited ("NGC") and provided details of its proposed initial public offering. Vector had previously acquired a 67.2% shareholding in NGC following a takeover offer made in December 2004. The consideration offered for NGC was NZ$2.62 worth of Vector shares and NZ$0.78 cash for each share in NGC. NGC's operations comprised gas transmission and distribution services, energy sales and processing of natural gas, LPG and gas

liquids, ownership and management of electricity and gas meters and the provision of related metering services. Vector also operated businesses that delivered high-speed voice and data communications. It was the largest owner and manager of electricity infrastructure networks in New Zealand with electricity networks in Auckland and Wellington serving over 644,000 customers. NGC's business activities were complementary to Vector's own electricity, gas, metering and telecommunications assets in terms of location, market position and scale.

NGC Holdings Limited / Vector Limited

On 11 October 2004, Vector announced that it had entered into an agreement to acquire AGL's 66.05% stake in NGC at a price of NZ$3.00 per share. Completion of the sale was subject to an exemption being granted by the Takeovers' Panel which would allow AGL to sell its New Zealand holding company, AGL NZ Limited, to Vector rather than the shares in NGC. The exemption was not granted and on 19 November 2004 Vector issued a notice of intention to make a takeover offer for all of the shares in NGC. The takeover offer closed on 4 February 2005 with Vector having gained acceptances for a further 1.2% of NGC shares on top of the 66.05% acquired from AGL. The cash consideration paid to AGL under the takeover offer was reduced from NZ$3.00 to NZ$2.91 due to the payment of a NZ$0.09 special dividend on 3 November 2004.

Infrastructure Services – Australia

Origin Energy Asset Management / APA Group

In April 2007, APA Group announced it had entered into a conditional agreement with Origin Energy to purchase Origin Energy Asset Management and associated businesses ("OEAM") for $252.9 million. OEAM provides a full range of services to operate and manage gas and other energy and water infrastructure in Australia. Over 90% of OEAM's revenue is derived from its operating and management agreements with Envestra.

Agility / Alinta Limited

In April 2006, Alinta and The Australian Gas Light Company ("AGL") announced an agreement to merge and restructure their businesses to create two separate listed companies, Alinta and AGL Energy. As part of the restructure Alinta acquired AGL's infrastructure management and services business, Agility. The independent expert valued Agility at $1-1.1 billion on a standalone basis. Multiples shown in the table exclude any allowance for costs savings previously identified by AGL. If AGL's forecast cost savings are included the EBITDA multiples fall to 11.3 and 10.8 times respectively .

Appendix 3

Market Evidence - Listed Entities

The valuation of Alinta Limited ("Alinta") has been considered in the context of the sharemarket ratings of listed Australian and New Zealand energy entities and energy infrastructure service providers. While none of these companies is precisely comparable to Alinta, the sharemarket data provides some framework to assess valuation parameters for Alinta's operating businesses.

Sharemarket Ratings of Selected Listed Entities[1]

Entity	Market Capitalisation[2] (millions)	EBITDA Multiple[3] (times)			EBIT Multiple[4] (times)			Price Earnings Multiple[5] (times)			Ungeared NTA Multiple[6] (times)
		Historical	Forecast Year 1	Forecast Year 2	Historical	Forecast Year 1	Forecast Year 2	Historical	Forecast Year 1	Forecast Year 2	
Energy Generation and Retail											
Origin Energy	A$8,458.9	12.1	11.2	9.4	16.6	15.7	12.9	24.6	24.4	19.2	2.4
AGL Energy	A$6,663.7	16.1	10.3	8.5	19.9	13.4	11.3	21.8	21.4	17.2	2.3
BBP	A$1,034.8	18.3	11.0	9.2	45.5	19.6	17.3	nmf[7]	nmf	nmf	1.1
BBW[8]	A$1,027.3	nmf	19.9	18.7	nmf	33.0	30.7	nmf	nmf	nmf	0.9
Energy Developments	A$638.7	10.6	9.0	7.0	17.8	14.8	10.9	24.0	22.4	16.3	1.5
Viridis	A$194.7	21.6	11.2	10.4	42.0	54.4	45.1	nmf	nmf	nmf	2.6
Contact Energy	NZ$5,218.5	10.7	11.3	10.8	14.0	15.3	14.4	19.7	22.9	20.7	2.0
TrustPower[9]	NZ$2,679.3	16.0	14.0	12.1	18.7	16.9	14.2	27.5	26.8	22.3	1.7
Minimum		*10.6*	*9.0*	*7.0*	*14.0*	*13.4*	*10.9*	*19.7*	*21.4*	*16.3*	*0.9*
Maximum		*21.6*	*19.9*	*18.7*	*45.5*	*54.4*	*45.1*	*27.5*	*26.8*	*22.3*	*2.6*
Median		*16.0*	*11.2*	*9.9*	*18.7*	*16.3*	*14.3*	*24.0*	*22.9*	*19.2*	*1.9*
Distribution Infrastructure											
SP AusNet	A$3,003.0	10.5	10.0	9.9	15.5	14.5	14.5	17.5	17.8	17.7	1.1
Spark	A$1,987.0	10.3	10.2	9.6	14.7	14.6	13.5	na[10]	na	na	1.4
DUET	A$2,313.4	12.1	11.4	10.4	16.5	15.8	14.4	40.1	29.0	18.8	1.7
Envestra	A$984.4	12.3	12.3	12.3	16.0	16.1	16.2	nmf	nmf	nmf	1.9
Vector	NZ$2,710.0	10.0	9.4	9.1	12.7	15.0	12.1	19.6	43.7	34.1	1.7
Minimum		*10.0*	*9.4*	*9.1*	*12.7*	*14.5*	*12.1*	*17.5*	*17.8*	*17.7*	*1.1*
Maximum		*12.3*	*12.3*	*12.3*	*16.5*	*16.1*	*16.2*	*40.1*	*43.7*	*34.1*	*1.9*
Median		*10.5*	*10.2*	*9.9*	*15.5*	*15.0*	*14.4*	*19.6*	*29.0*	*18.8*	*1.7*
Transmission Infrastructure											
APA Group	A$1,797.8	27.9	18.2	14.4	35.0	23.7	19.7	28.7	29.2	25.8	1.1
HDUF	A$610.8	11.8	11.9	11.6	14.3	17.5	17.1	14.8	30.5	29.1	1.2
Minimum		*11.8*	*11.9*	*11.6*	*14.3*	*17.5*	*17.1*	*14.8*	*29.2*	*25.8*	*1.1*
Maximum		*27.9*	*18.2*	*14.4*	*35.0*	*23.7*	*19.7*	*28.7*	*30.5*	*29.1*	*1.2*
Median		*19.8*	*15.1*	*13.0*	*24.6*	*20.6*	*18.4*	*21.8*	*29.9*	*27.4*	*1.2*

1 The companies selected have a variety of year ends and therefore the data presented for each entity is the most recent annual historical result plus the subsequent two forecast years.

2 Market capitalisation based on sharemarket prices as at 22 June 2007, except for BBI, BBP, BBW and SP AusNet which are based on sharemarket prices as at 29 March 2007 (the day prior to the announcement of the Original Proposal).

3 Represents gross capitalisation (that is, the sum of the market capitalisation adjusted for minorities, plus borrowings less cash as at the latest balance date) divided by EBITDA. EBITDA is earnings before net interest, tax, depreciation, amortisation, investment income and significant and non-recurring items.

4 Represents gross capitalisation divided by EBITA. EBITA is earnings before net interest, tax, investment income and significant and non-recurring items.

5 Represents market capitalisation divided by net profit after tax (before significant and non-recurring items).

6 Represents gross capitalisation divided by ungeared net tangible assets (that is, shareholders' funds less intangibles, plus borrowings less cash as at the latest balance date).

7 nmf = not meaningful

8 BBW's multiples are high. This reflects that earnings from recent acquisitions and developments are to emerge over the period with the first full contribution in 2009 (Forecast Year 3) and the market is expecting high growth to continue into the medium term. Further, the accounting for the acquisition of the United States portfolio is complex and few brokers have attempted to update their forecasts to reflect it so caution is required when reviewing the BBW multiples.

9 TrustPower's higher multiples relative to its peers may be attributed to a higher payout ratio (85% compared to 25-70% for other energy companies), a limited free float (16.5% of total shares on issue) and illiquid trading. In addition, its market rating may also reflect its carbon rating upside (i.e. it is primarily a hydro electricity generator).

10 na = not available

Sharemarket Ratings of Selected Listed Entities											
Company	Market Capitalisation (millions)	EBITDA Multiple (times)			EBIT Multiple (times)			Price Earnings Multiple (times)			Ungeared NTA Multiple (times)
		Historical	Forecast Year 1	Forecast Year 2	Historical	Forecast Year 1	Forecast Year 2	Historical	Forecast Year 1	Forecast Year 2	
Other Energy Infrastructure											
BBI	A$3,339.4	22.1	15.4	12.9	33.8	23.4	19.5	69.7	57.7	35.1	1.7
TSI Fund[11]	A$613.5	na	9.7	9.3	na	na	na	na	na	na	na
Services											
WorleyParsons	A$7,085.3	35.6	21.0	14.2	39.1	22.7	15.3	50.9	31.7	21.7	5.4
United Group	A$2,377.2	17.5	13.4	11.5	21.4	15.7	13.3	29.8	24.8	19.0	11.5
Transfield Services[12]	A$1,723.4	34.4	15.9	12.3	50.2	22.4	16.0	na	na	na	na
Minimum		*17.5*	*13.4*	*11.5*	*21.4*	*15.7*	*13.3*	*29.8*	*24.8*	*19.0*	*5.4*
Maximum		*35.6*	*21.0*	*14.2*	*50.2*	*22.7*	*16.0*	*50.9*	*31.7*	*21.7*	*11.5*
Median		*34.4*	*15.9*	*12.3*	*39.1*	*22.4*	*15.3*	*40.4*	*28.2*	*20.4*	*8.5*

Source: Grant Samuel analysis[13]

The multiples shown above are based on sharemarket prices as at 22 June 2007 except for Babcock & Brown Infrastructure ("BBI"), Babcock & Brown Wind Partners ("BBW"), Babcock & Brown Power ("BBP") and SP AusNet which are based on sharemarket prices as at 29 March 2007 (the day prior to the announcement of the Proposal) and do not reflect a premium for control.

All of the companies have a 30 June year end with the exception of Spark Infrastructure Trust ("Spark") and Hastings Diversified Utilities Fund ("HDUF") which have a 31 December year end and TrustPower Limited ("TrustPower") and SP AusNet which have a 31 March year end.

A brief description of each company is set out below:

Energy

Origin Energy Limited

Origin Energy Limited ("Origin Energy") is principally an energy retailer, supplying gas, electricity and LPG to over three million residential and commercial customers throughout Australasia. The company also operates in power generation (base load and peaking plants), distribution of gas and has interests in several production and exploration projects. On 1 February 2007, Origin Energy acquired Sun Retail for A$1,202 million from the Queensland Government. Sun Retail consists of a retail energy business with around 883,000 mass market and small business electricity customers in Queensland, a wholesale business that serves large commercial and industrial customers at approximately 7,500 sites and a LPG business that markets and distributes 31,000 tonnes of LPG to around 55,000 industrial, commercial and residential customers in Queensland and New South Wales. On 4 April 2007, Origin Energy announced it had entered into a conditional agreement to sell its networks business to the APA Group for $556.5 million. Origin Energy Networks assets comprise Origin Energy Asset Management ("OEAM"), a 17% shareholding in Envestra Limited ("Envestra") (a natural gas distribution company) and a 33% interest in the SEAGas Pipeline (a pipeline from the Victorian gasfields to South Australia). In April 2007, Origin Energy sold Rockgas to Contact Energy Limited ("Contact Energy"), its 51.4% subsidiary, for NZ$156 million. Rockgas is a distributor and retailer of LPG in New Zealand.

AGL Energy Limited

AGL Energy Limited ("AGL Energy") was formed when the Australian Gas Light Company ("AGL") sold its infrastructure operations to Alinta Limited ("Alinta") in October 2006. AGL Energy sells and markets gas and

11 TSI Fund was listed on the ASX on 12 June 2007. The multiples included in the table reflect EBITDA for its portfolio of assets on a proportionately consolidated basis. Insufficient information is available to calculate EBIT multiples and price earnings multiples on the same basis.

12 Transfield Services' market capitalisation and multiples have been calculated after excluding the market value and earnings of its infrastructure assets which were spun-off as TSI Fund in June 2007. Insufficient information is available to calculate price earnings multiples and NTA multiples for Transfield Services post spin-off.

13 Grant Samuel analysis based on data obtained from IRESS, company announcements and, in the absence of company published financial forecasts, brokers' reports. Where company financial forecasts are not available, the median of the financial forecasts prepared by a range of brokers has generally been used to derive relevant forecast value parameters. The source, date and number of broker reports utilised for each company depends on analyst coverage, availability and recent corporate activity.

electricity in New South Wales, Victoria and South Australia and electricity in Queensland. It has approximately 3.6 million residential and small business commercial customer energy accounts. AGL Energy's wholesale operations purchase and generate the electricity and related products sold by the retail operations in addition to purchasing and managing gas, transportation and storage services for AGL Energy's retail and wholesale customers. AGL Energy has a diverse power generation portfolio including base, peaking and intermediate generation spread across traditional (gas and coal) generation as well as renewable sources (hydro, landfill gas and biogas). It also has a 50% interest in the proposed greenfields development PNG Australian Gas Pipeline Project. Historical multiples for AGL Energy have been calculated by reference to the proforma financial information presented in AGL Energy's scheme booklet. On 1 February 2007, AGL Energy acquired the Queensland Government's Sun Gas retail business ("Sun Gas") for $75 million. Sun Gas has approximately 70,800 residential, industrial and commercial customers in Queensland who consume 34 PJ of gas per year. On 19 February 2007, AGL Energy announced it had also acquired Powerdirect Australia (an electricity retailer which has approximately 473,000 residential, small-to-medium enterprise and industrial and commercial accounts) from the Queensland Government for $1.2 billion. On 8 March 2007, AGL completed the acquisition of a 27.5% shareholding in Queensland Gas Company ("QGC") for $326.9 million. QGC is principally involved in the exploration for and production of coal-seam gas in the Surat Basin in Southern Queensland.

Babcock & Brown Power

BBP is an investment fund focussed on conventional electricity generation assets such as gas and coal fired power stations. It was listed on the ASX in December 2006. The listing of BBP brought together a collection of eight power generation assets. Seven of these power stations are operational, with the eighth under construction and expected to be operational by late 2008. BBP intends to grow its business through expanding the generating capacity of its initial portfolio of assets and by acquiring and constructing new power assets both in Australia and internationally.

Babcock & Brown Wind Partners

BBW is an investment fund focused on wind energy generation assets which listed on the ASX in October 2005. BBW's portfolio consists of an interest in 31 wind farms across the United States, Europe and Australia that have a total installed capacity of approximately 1,600 MW and are diversified by geography, currency, equipment supplier, customer and regulatory regime. Revenue is predominantly contracted, providing stable cash flows. The historical multiples calculated for BBW are not meaningful as a consequence of significant acquisition activity during 2006 and 2007. In particular, BBW has acquired an interest in a portfolio of United States wind farms. The structure of this acquisition is that the investment will be accounted for as equity accounted associates for a period of ten years at which stage these assets will be fully consolidated. The first full year impact of the portfolio is expected to be in 2009. This is a complex transaction and at the date of announcement of the Original Proposal, only one broker had updated its forecast to reflect it and it is unclear how the broker's forecast compares to BBW's forecast for the same period. The resulting multiples are high possibly from a combination of the fact that the earnings of this acquisition emerge over the period to 2009, other wind farm developments are also being commissioned during the period and the lack of transparency on the accounting for the United States portfolio. To this end it is noted that the EBITDA multiple declines to 14.0 times in 2009 (Forecast Year 3) although that is also high. The market is expecting BBW to sustain a high level of growth to continue in the medium term.

Energy Developments Limited

Energy Developments Limited ("Energy Developments") is an international renewable energy provider with operations in Australia, the United States, Europe and Asia. The company has three core power generation businesses: landfill gas (decomposition of organic refuse to generate mostly methane and carbon dioxide with water vapour which can be used for power generation), coal mine methane and remote area (five power plants which utilise natural gas and distillate to provide power to remote areas), and is currently developing capabilities in liquefied natural gas and compressed natural gas power generation and energy solutions.

Viridis Clean Energy Group

Viridis Clean Energy Group ("Viridis") listed on the ASX in September 2005 and owns a geographically diversified portfolio of clean energy assets. As at 30 June 2006 wind assets made up 37% of the value of the fund, landfill gas made up 57% and process gas/natural gas made up 6%. The majority of these assets are situated in the United Kingdom (54% of the value of the fund) followed by Germany (31%), the United States (9%) and Italy (6%).

Contact Energy Limited

Contact Energy is involved in energy generation and supply in New Zealand. It is the country's second largest electricity generator (with 28% of New Zealand's total generation capacity) operating ten power stations in New Zealand. It also owns a minority interest in the Oakey Power Station in Australia. Contact Energy's electricity generation capacity comes from three main sources: hydro (35%), geothermal (15%) and natural gas (50%). In addition, Contact Energy is one of New Zealand's largest energy retailers, with around 27% of New Zealand's total retail electricity market and 35% of the retail gas market. In October 2004, Origin Energy became a majority shareholder in Contact Energy by acquiring a 51.4% interest and therefore Contact Energy has a limited free float. In April 2007, Contact Energy acquired the Rockgas LPG business from Origin Energy for NZ$156 million. Contact Energy's share price may also reflect the market's positive view of its carbon rating upside given it primarily generates electricity using renewable fuels.

TrustPower Limited

TrustPower is an integrated electricity generator and retailer operating in New Zealand. The company has substantial generation capacity through a portfolio of small to medium sized hydro and wind generation assets located throughout the North and South Islands. TrustPower is one of New Zealand's largest electricity retailers with an estimated 225,000 customers. Its major shareholders are Infratil (51%) and Tauranga Energy Consumer Trust (33%) and therefore it has a limited free float. Substantial new generation projects (particularly wind-generated) are currently being developed in both New Zealand and South Australia. TrustPower's share price may also reflect the market's positive view of its carbon rating upside given it primarily generates electricity using renewable fuels.

Distribution Infrastructure

SP AusNet

SP AusNet listed on the Australian Stock Exchange ("ASX") in December 2005 and comprises two regulated energy network companies, SP Australia Networks (Transmission) Ltd (Victoria's state wide high voltage electricity transmission network provider) and SP Australia Networks (Distribution) Ltd (owner and operator of an electricity distribution network in eastern Victoria and a gas distribution network in western Victoria). Singapore Power Limited has a 51% controlling interest in the entity. SPI Management Services Pty Ltd, a wholly-owned subsidiary of Singapore Power Limited, manages the transmission and distribution networks, business and finances of SP AusNet under a Management Services Agreement. SP AusNet has a first chance to consider any electricity and gas transmission investment opportunity in Australia and New Zealand identified by Singapore Power. Consequently, it has established a process to assess the opportunity to invest in assets acquired by Singapore Power under the Proposal.

Spark Infrastructure Trust

Spark was established to develop a diversified portfolio of regulated utility infrastructure assets and listed on the ASX in December 2005. It holds a 49% interest in each of Citipower and Powercor (whose principal activities are electricity distribution in Victoria) and ETSA (whose principal activity is electricity distribution in South Australia). This portfolio of Australian electricity distribution assets provides the company with stable and predictable cash flows. The group plans to grow through the acquisition of additional Australian and international regulated utility infrastructure assets. The Manager and Responsible Entity of Spark is jointly 50% owned by Cheung Kong Infrastructure (CKI) and RREEF Infrastructure (RREEF). The calculation of underlying multiples for Spark is complex because of the minority holdings and form of investment.

Diversified Utility and Energy Trusts

Diversified Utility and Energy Trusts ("DUET") is a diversified portfolio of energy utility assets with predictable cash flows. Management is provided by a 50:50 joint venture between AMP Capital Investors and Macquarie Bank Limited. DUET has interests in electricity and natural gas distributors in Victoria and Western Australia, all of which are fully regulated. Its interests include a 66% interest in United Energy Distribution (electricity distribution in Victoria), a 79.9% interest in Multinet Gas (gas distribution in Victoria), a 25.9% interest in AlintaGas Networks (gas distribution in Western Australia) and a 68.6% interest in the Dampier Bunbury Pipeline (gas transmission in Western Australia). DUET's interest in the Dampier Bunbury Pipeline is expected to decline to 60% by 2008 as a consequence of capital contributions from other shareholders (Alinta and Alcoa). On 6 July 2006, DUET announced that a DUET and Macquarie Infrastructure Partners led consortium (the "Consortium") had entered into an agreement to acquire 100% of the shares in Duquesne Light Holdings Inc

("Duquesne") for US$20 per share (US$1.75 billion). Duquesne is a publicly listed energy business based in Pittsburgh, providing electricity distribution and transmission to more than 587,000 customers in and around Pittsburgh. DUET has committed to provide US$300m in equity finance, representing a 29% equity interest in the Consortium. In August 2006, the Consortium acquired a 9.9% interest in Duquesne via a share placement for US$141 million. DUET contributed US$109 million representing a 7.7% interest in Duquesne. Following regulatory approvals, the merger was completed on 1 June 2007. Consequently, DUET announced an equity raising on 1 May 2007 to fund the balance of its interest and a capital restructure on 10 May 2007 to add a further trust to its stapled structure.

Envestra Limited

Envestra was listed on the ASX in 1997 following Boral Limited's decision to spin off its energy assets. It owns and operates approximately 1,029 kilometres of gas transmission pipelines and 19,100 kilometres of gas distribution networks throughout Australia. Envestra derives its revenue by charging energy retailers to transport natural gas through these networks. Each Envestra security is comprised of a share and a loan note. Interest and principal are paid on the loan notes and therefore net profit after tax is relatively low (if not negative) and the price earnings multiples calculated for Envestra are not meaningful. On 4 April 2007, Origin Energy announced it had entered into a conditional agreement to sell its 17.2% interest in Envestra to APA Group. As a consequence of the transaction the ownership of Victoria Gas Distribution Pty Ltd ("Victoria Gas") and its subsidiary The Albury Gas Company Ltd ("Albury Gas") will transfer from Origin Energy to Envestra. The effect will be that Victoria Gas and Albury Gas join the Envestra tax consolidated group and the tax base of Envestra's distribution assets will increase.

Vector Limited

Vector Limited ("Vector") owns and manages a portfolio of energy infrastructure networks in New Zealand including electricity distribution, gas transmission and distribution, electricity and gas metering installations, data management services and natural gas and LPG distribution (including a 60.25% interest in bulk LPG distributor Liquigas). In addition, Vector owns fibre-optic networks in Auckland and Wellington, a utilities training business and a 50% share in New Zealand's largest arboriculture and vegetation management company. Vector listed on the NZX in August 2005. The Auckland Energy Consumer Trust is Vector's majority shareholder with a 75.1% interest.

Transmission Infrastructure

APA Group

APA Group ("APA") (formerly known as Australian Pipeline Trust) has interests in over 10,000 kilometres of gas transmission pipelines, transporting around 40% of Australia's natural gas consumption, as well as gas processing and storage facilities, gas fired power generation and electricity transmission. The largest asset in APA's portfolio is the Moomba to Sydney pipeline, which contributes approximately 50% of EBITDA. APA Group was formed in mid 2000 through the spin-off and public listing of AGL's gas pipeline assets. It was established as a single taxpaying trust, which was required to pay tax on its profits. In January 2007, the trust was restructured from a single unit trust to a stapled unit structure with the aim of making returns to security holders more tax effective. APA Group has been highly acquisitive since 30 June 2006 (e.g. it has acquired Murraylink, GasNet, Allgas and Origin Energy Networks) and therefore its historical multiples are not meaningful and year 1 forecast multiples only reflect part year contributions from the businesses acquired. Therefore, the year 2 forecast is the most meaningful for APA. Alinta holds a 35.2% interest in APA however this interest is subject to court proceedings and ACCC undertakings.

Hastings Diversified Utilities Fund

HDUF invests in utility infrastructure assets that have a moderate risk profile and provide predictable cash flows. Such investments include gas transmission and distribution assets, electricity generation, transmission and distribution assets and hydro and wind power generation assets. Its initial investment was a 100% interest in Epic Energy Holdings which holds pipeline assets in South Australia, Queensland and Western Australia (contracted gas transmission). It also owns the South East Pipeline in South Australia. In February 2005, HDUF acquired a 50% interest in Swan Group which owns the United Kingdom water utility Mid Kent Water. In October 2006, HDUF announced the acquisition of a 50% interest in water utility South East Water in the United Kingdom and a proposal to merge the operations of this asset with that of Mid Kent Water (resulting in a dilution in HDUF's interest). The merger proposal is subject to approval from the UK Competition Commission, with a decision expected in early May 2007.

Other Energy Infrastructure

Babcock & Brown Infrastructure

BBI is an infrastructure investment fund focused on energy transmission and distribution and transport infrastructure. BBI listed on the ASX in 2002 (at which time it was known as Prime Infrastructure Group) with one of Australia's largest coal export facilities, Dalrymple Bay Coal Terminal, as its foundation asset. The group was restructured and rebranded BBI in July 2005. Since then it has made a number of acquisitions and its portfolio is now comprised of transportation infrastructure assets (eg. Dalrymple Bay Coal Terminal, PD Ports, WestNet Rail (51%)) and energy transmission and distribution infrastructure assets (eg. Powerco, IEG, Cross Sound Cable). In April 2006, BBI announced its intention to acquire NorthWestern Energy Corporation, a US electricity and natural gas provider for US$2.3 billion. The acquisition is subject to numerous regulatory approvals one of which is still outstanding, however, the acquisition is expected to complete in July 2007. As a consequence, the historical and year 1 forecast multiples calculated for BBI are not meaningful.

Transfield Services Infrastructure Fund

Transfield Services Infrastructure Fund ("TSI Fund") was listed on the ASX on 12 June 2007. It proposes to build a diversified portfolio of infrastructure assets. Its initial portfolio comprises interest in five power generation plants and two water filtration plants, a 100% interest in each of Townsville, Collinsville and Kemerton Power Stations, a 30% interest in BP Kwinana Cogeneration Plant, a 14.03% interest in Loy Yang A Power Station, and a 50% interest in each of the Macarthur and Yan Yean Water Filtration Plants. Transfield Services holds a 49% interest and has a 25 year management services agreement with TSI Fund. The multiples shown in the table reflect EBITDA on a proportionately consolidated basis.

Services

WorleyParsons Limited

WorleyParsons Limited ("WorleyParsons") provides professional services to the hydrocarbons, minerals and metals, infrastructure and power industries globally. The hydrocarbons business is the largest contributor generating 72% of the Group's revenue in 2006, followed by the power business. On 25 January 2007, WorleyParsons announced that it had signed an agreement to purchase SEA Engineering Inc, a Houston-based engineering company operating in the hydrocarbon / upstream / offshore / deepwater market sector. On 12 March 2007, WorleyParsons acquired Colt Companies, a Canadian design and project services business, for A$1.13 billion and therefore the historical multiples calculated for WorleyParsons are not meaningful.

United Group Limited

United Group Limited ("United Group") is a diversified infrastructure services group with operations in Australia, New Zealand, Asia, America and Europe. The company has four operating businesses, United Group Infrastructure (24% of 2006 revenue), United Group Rail (43%), United Group Resources (21%) and United Group Services (12%).

Transfield Services Limited

Transfield Services Limited ("Transfield Services") has contracts to provide operations, maintenance and asset management services across Australia, New Zealand, the United States, South East Asia and the Gulf region. The company operates across a number of industries including mining and process, hydrocarbons, roads, rail and public transport, water, power, telecommunications, facilities management and defense. On 20 March 2007, Transfield acquired TIMEC Holdings Inc, a US industrial maintenance company, for US$100 million. On 30 March 2007, Transfield announced it had increased its interest in Loy Yang A Power Station by acquiring a further 4.71% from Mitsui & Company. On 4 April 2007, Transfield Services announced that it would spin-off its investments in five power stations and two water filtration plants as an ASX listed entity in June 2007. The multiples calculated for Transfield Services are after excluding the market value and earnings of the infrastructure assets which are to be floated, resulting in multiples for the services and asset management activities of Transfield Services only. Historical earnings in 2006 and the median of brokers forecast estimates for 2007 and 2008 have been adjusted to remove the earnings of the infrastructure fund as reported in the product disclosure statement. The resulting 2006 and 2007 multiples are high reflecting recent acquisitions by Transfield Services. Furthermore, the forecast 2008 multiples are high, possibly reflecting market expectations that recent high growth will continue (particularly following the creation of the satellite infrastructure fund). One broker has adjusted its forecasts to take into account the spin-off, giving a 2009 EBITDA multiple of 12.0 times for Transfield Services.

Appendix 4

DCF Model Assumptions

1 General Assumptions

The following general assumptions have been made in the DCF Models developed to value Alinta's assets:

- inflation rate of 2.5% per annum;
- corporate tax rate of 30% for Australian assets and 33% for New Zealand. There is no change in taxation legislation that has a material impact on Alinta's operations;
- no material changes to working capital from year to year throughout the forecast period; and
- no significant changes in legislation, or in the policies or procedures of the various regulatory bodies.

2 Gas Transmission Assets

2.1 General Assumptions

- a discount rate of 7.0-7.25% has been applied to the nominal after tax cashflows;
- tax depreciation is based on the asset tax cost bases as at 5 October 2005 depreciated on a straight line basis for a period of 20 years (except for VicHub which is 30 years);
- new capital expenditure is depreciated for tax purposes on a straight line basis for a period of 20 years;
- all licences are renewed on expiry;
- decommissioning costs (where applicable) are based on independent advice received by Alinta; and
- sufficient gas supplies will be available from either existing or new suppliers to meet the forecast demand for pipeline transportation services.

2.2 Queensland Gas Pipeline

- current contracts are renewed on expiry in line with current terms;
- power and co-generation expansion opportunities of up to 25 PJ per annum expected to commence mid to late 2009;
- tariffs capped at $0.795/GJ, then reduced to $0.710/GJ when capacity exceeds 25 PJ per annum (in accordance with current access arrangements);
- no change in access arrangements post-expiry of the current arrangements in 2016;
- capital expenditure on capacity expansion of approximately $100 million based on initial pre-FEED (front end engineering design) estimates; and
- maintenance and investment costs based on asset management plans escalated at inflation including:
  - four-yearly compressor overhauls; and
  - routine diagnostic assessment of pipeline condition (through a process called "intelligent pigging") forecast to occur in 2010, 2018, 2026 and 2030.

2.3 Eastern Gas Pipeline

- current contracts are renewed on expiry or replaced with agreements on equivalent terms;
- tariffs escalate annually at 75% of inflation;
- maintenance and investment costs based on asset management plans, escalated at inflation including:
  - two to three-yearly compressor overhauls; and
  - pigging forecast for 2016 and 2026;

- expansion opportunities:
  - take-or-pay agreements with TRUenergy Pty Limited ("TRUenergy") (worth approximately $97 million) from 2009 in relation to a gas-fired power station to be developed at Tallawarra, New South Wales;
  - agreement for $140 million total revenue for TRUenergy's retail operations (option held at TRUenergy's discretion) commencing in 2008 before reaching steady state in 2010; and
  - gas-fired power generation plants expected to commence from 2010 and reach steady state revenue in 2011; and
- capital expenditure of approximately $100 million (based on pre-FEED estimates) between 2007 and 2010 to support the identified growth opportunities.

2.4 Tasmanian Gas Pipeline

- current reserved capacity under contract with Alinta Wholesale reduced to approximately two thirds on expiry in 2017/2018;
- tariffs escalate annually at inflation;
- maintenance and investment costs based on asset management plans, escalated at inflation including:
  - diagnostic assessment of undersea pipelines at approximately $2 million every two years; and
  - pigging in 2007, 2017 and 2027; and
- expansion opportunities:
  - incremental revenue as a result of the Tamar Valley Power Station, expected to commence mid 2009. The majority of capacity requirements for this power station are to be met under the existing take-or-pay arrangements with Alinta Wholesale through to 2017; and
  - growth in gas reticulation demand from the roll-out of the Powerco Limited network;

2.5 VicHub Interconnect Facility

- revenues remain flat over the design life;
- operating and maintenance costs escalated at inflation; and
- capital expenditure and decommissioning costs are assumed to be negligible.

3 Gas and Electricity Distribution Networks

3.1 General Assumptions

- a discount rate of 6.75-7.0% has been applied to the nominal after tax cash flows.

3.2 New South Wales Gas Distribution Network

- average revenue growth of approximately 3.6% over the 20 year forecast period, which includes the expected regulatory tariff reset in 2010 and network connections growth;
- average operating expenditure growth of 2.7% reflecting cost inflation and network growth;
- capital expenditure to reduce from $129 million in 2007 (which includes final development of the Sydney Primary Loop) to around $72 million in 2008. Long term capital expenditure of approximately $100 million from 2011 growing at inflation of 2.5%;
- tax depreciation on existing assets forecast on a diminishing value basis using a useful life of 20 years and a diminishing value factor of 150%. Forecast capital expenditure depreciated on a similar basis and a diminishing value factor of 200%; and
- perpetual growth rate of 3.0% for the purposes of calculating the terminal value.

3.3 Victorian Electricity Distribution Network

- average revenue growth of 3.0% over the forecast period, reflecting expectations of the regulatory reset in 2010, network expansion and volume growth;
- operating expenditure growth of approximately 5% per annum over the first five years reducing to 2.0% from 2012;
- capital expenditure ranging between $57-67 million per annum until 2010, then reducing to approximately $50 million in 2011 and growing thereafter at 2.5%;
- tax depreciation on existing assets calculated on a straight line basis over an average network life of 47 years. Forecast capital expenditure depreciated on a diminishing value basis using an average estimated life of 47 years and a diminishing value factor of 200%; and
- perpetual growth rate of 3.0% for the purposes of calculating the terminal value.

3.4 AlintaGas Networks

- average revenue growth of 2.2% per annum over the whole forecast period (incorporating impact of regulatory assets). In particular revenue growth of approximately 3.5% per annum from 2007 to 2009 reflecting connection growth and increased usage;
- operating expenses of approximately $35-36 million to 2011, then growth in line with inflation;
- average capital expenditure of approximately $40 million per annum to 2009, reducing to approximately $35 million per annum to 2014, increasing marginally thereafter; and
- perpetual growth rate of 3.0% for the purposes of calculating terminal value.

3.5 ActewAGL Distribution

- average revenue growth of 4.0% over the four years to 2010 and 3.0% thereafter;
- average operating expenditure growth of 4.5% over the four years to 2010 and 3.0% thereafter;
- capital expenditure based on the four year budget at approximately $50 million per annum; and
- perpetual growth rate of 2.5% for the purposes of calculating the terminal value.

4 Power Generation Assets

4.1 General Assumptions

- a discount rate of 7.5-8.0% has been applied to the nominal after tax cashflows;
- tax depreciation is based on the asset tax cost bases as at 5 October 2005 depreciated on a straight line basis over a period of 20 years;
- new capital expenditure is depreciated on a straight line basis for a period of 20 years for Port Hedland Power Station and Newman Power Station and 30 years for Bairnsdale Power Station and Glenbrook Power Station; and
- decommissioning costs (where applicable) are based on independent advice received by Alinta.

4.2 Port Hedland Power Station

- current agreements with Mt Newman Joint Venture and the Mt Goldsworthy Joint Venture are renewed on equivalent terms on expiry in 2014;
- third party uptake of approximately two thirds of BHP capacity on expiry in 2014;
- long term revenue growth in line with inflation;
- fuel costs assumed on a 'pass through' basis; and
- maintenance costs based on long term asset management plans, escalated by inflation.

4.3 Newman Power Station/11.843% interest in Goldfields Gas Transmission Pipeline

- existing agreement maintained for the remaining asset life, with long-term growth in line with inflation;
- fuel cost assumed on a 'pass through' basis, with current concession on gas transport from Goldfields Gas Transmission Pipeline remaining in place;
- maintenance costs and investment costs based on asset management plans, escalated at inflation, including major inspection and maintenance costs during the period 2018 to 2020;
- expansion opportunity of an additional turbine from late 2008 involving capital expenditure of $65 million (based on pre-FEED estimates); and
- Alinta's pro rata share of EBITDA of Goldfields Gas Transmission Pipeline grown in line with inflation (i.e. EBITDA margin held constant).

4.4 Bairnsdale Power Station

- contracted revenues based on existing agreements then grown in line with inflation from 2011. Contracts are assumed to be renewed at expiry on equivalent terms;
- natural gas costs assumed on a pass-through basis; and
- maintenance costs and investment costs based on asset management plans, escalated at inflation, including:
  - major maintenance expenditures (turbine repair and overhaul) in 2019 and 2020; and
  - replacement capital expenditure in 2016 and 2031.

4.5 Glenbrook Power Station

- power purchase agreements remain in place for the remainder of the asset life, renewed on commercial terms in 2008;
- long term revenue growth in line with inflation;
- maintenance costs and investment costs based on asset management plans:
  - one-off capital expenditure of approximately $4 million in aggregate to 2011 and negligible thereafter;
  - ongoing maintenance and asset management costs increased by between 33-50% due to additional maintenance based on the life of the facility; and
- AUD:NZD exchange rate of 1.13.

Appendix 5

APA Group - Broker Consensus Forecasts

APA Group has released distribution guidance for the year ending 30 June 2007. This guidance was contained in the Product Disclosure Statement for the renounceable rights issue dated 16 November 2006. The guidance was that APA Group expects to declare a distribution of 28.0 cents per stapled security for the year ended 30 June 2007 (a 16.7% increase over distributions for the year ended 30 June 2006). APA Group has subsequently confirmed that this distribution guidance remains appropriate.

To assist Alinta shareholders to understand the outlook for the APA Group stapled securities they will receive under the Proposal, Grant Samuel has reviewed broker forecasts for APA Group. Set out below is a summary of forecasts prepared by brokers that follow APA Group in the Australian stockmarket:

APA Group – Broker Forecasts										
Broker	Date	EBITDA[1] ($million)			Net Profit after Tax ($ million)			Distribution per Stapled Security (cents)		
		Year ending 30 June			Year ending 30 June			Year ending 30 June		
		2007	2008	2009	2007	2008	2009	2007	2008	2009
Broker 1	4 Apr 07	298.6	351.6	364.0	62.8	74.0	82.9	28.0	29.0	30.0
Broker 2	4 Apr 07	na[2]	na	na	63.0	57.0	70.0	28.0	29.0	30.0
Broker 3	4 Apr 07	292.0	387.0	413.0	62.0	67.0	77.0	28.0	29.5	30.5
Broker 4	4 Apr 07	292.7	407.6	438.7	61.2	93.0	111.9	28.0	31.0	32.5
Broker 5	5 Apr 07	na	na	na	60.6	72.6	75.8	28.0	28.7	29.4
Broker 6	16 Apr 07[3]	284.5	352.3	375.2	60.6	54.8	67.4	28.0	30.0	30.7
Minimum		*284.5*	*351.6*	*364.0*	*60.6*	*54.8*	*67.4*	*28.0*	*28.7*	*29.4*
Maximum		*298.6*	*407.6*	*438.7*	*63.0*	*93.0*	*111.9*	*28.0*	*31.0*	*32.5*
Median		***292.4***	***369.7***	***394.1***	***61.6***	***69.8***	***76.4***	***28.0***	***29.3***	***30.3***
Average		*292.0*	*374.6*	*397.7*	*61.7*	*69.7*	*80.8*	*28.0*	*29.5*	*30.5*

Source: Brokers' reports, Grant Samuel analysis

When reviewing this data the following should be noted:

- the forecasts presented above represent the latest available broker forecasts for APA Group. The brokers presented have all published research since APA Group's announcement of a conditional agreement to acquire Origin Energy Networks ("OEN") on 4 April 2007;
- as far as Grant Samuel can determine, APA Group is followed by seven brokers. Research updates by these brokers are relatively infrequent. Grant Samuel has only been able to obtain forecasts from six of those brokers. However, it is noted that, even if forecasts could be obtained for the seventh broker, the latest report from that broker is dated 5 March 2007;
- significant variation exists in the forecast earnings. The difference between the lowest and highest broker forecast of net profit after tax is 31% in 2008 and 66% in 2009. Possible sources of this variation identified by Grant Samuel are:
  - brokers 2 and 5 do not appear to have updated profit forecasts for the announced OEM acquisition;
  - broker 1's forecasts may be artificially high as they appear to include forecast earnings from OEM but do not allow for increased interest expense from additional borrowings associated with the transaction; and
  - broker 4's forecasts appear aggressive relative to other brokers and it is the only broker with a Buy recommendation on APA Group; and
- as far as is possible to identify from a review of the brokers' reports, Grant Samuel believes that the earnings forecasts do not incorporate any one-off adjustments or non-recurring items.

[1] EBITDA is earnings before net interest, tax, depreciation, amortisation, investment income, equity accounted profits and significant and non-recurring items.

[2] na = not available.

[3] Grant Samuel is aware that Broker 6 released an updated report on 12 June 2007. The broker raised its EBITDA forecasts by 0.6% (2007), 5.0% (2008) and 4.1% (2009), but included no change to distribution forecasts. Grant Samuel does not have access to this report, however, the impact on the consensus forecasts would be immaterial for EBITDA and neutral for distributions.

Appendix 6

Market Rating – Infrastructure Entities

The market rating of BBI, BBP, BBW and APA Group have been considered in the context of listed Australian and New Zealand energy and transport infrastructure entities based on share prices as at 22 June 2007:

Sharemarket Ratings of Selected Infrastructure Entities[1]

Entity	Type[2]	Market Capital-isation (million)	EBITDA Multiple (times)			Distribution Yield[3] (%)		
			Historical	Forecast Year 1	Forecast Year 2	Historical	Forecast Year 1	Forecast Year 2
Energy Generation								
BBW	W	A$1,275	nmf	23.7	11.6	5.8%	6.4%	7.2%
BBP	E	A$1,306	20.9	12.6	10.5	na[4]	6.4%	7.0%
Energy Developments	W/G	A$639	10.6	9.0	7.0	0.9%	1.2%	1.7%
TSI Fund	E/H	A$614	na	9.7	9.3	na	7.0%	7.4%
Viridis	W/G	A$195	21.6	11.2	10.4	8.9%	9.2%	9.3%
Minimum			*10.6*	*9.0*	*7.0*	*0.9%*	*1.2%*	*1.7%*
Maximum			*21.6*	*23.7*	*11.6*	*8.9%*	*9.2%*	*9.3%*
Median			*20.9*	*11.2*	*10.4*	*5.8%*	*6.4%*	*7.2%*
Distribution and Transmission Infrastructure								
SP AusNet	E/G	A$2,993	10.5	10.0	9.9	7.9%	8.1%	8.3%
Spark	E	A$1,987	10.3	10.2	9.6	7.7%	9.3%	9.6%
DUET	E/G	A$2,313	12.1	11.4	10.4	5.9%	6.2%	6.8%
APA Group	G/E	A$1,798	27.9	18.2	14.4	5.7%	6.7%	7.0%
Envestra	G	A$984	12.3	12.3	12.3	8.2%	8.2%	8.2%
HDUF	E/G/W/H	A$611	11.8	11.9	11.6	7.4%	7.8%	8.0%
Vector	E/G	NZ$2,710	10.0	9.4	9.1	4.4%	4.8%	5.2%
Minimum			*10.0*	*9.4*	*9.1*	*4.4%*	*4.8%*	*5.2%*
Maximum			*27.9*	*18.2*	*14.4*	*8.2%*	*9.3%*	*9.6%*
Median			*11.8*	*11.4*	*10.4*	*7.4%*	*7.8%*	*8.0%*
Other								
BBI	E/G/T	A$3,255	21.8	15.2	12.8	7.5%	8.0%	8.5%
Asciano Group[5]	T	A$7,161	22.3	19.2	16.0	na	na	4.2%
AIF	T	A$1,248	11.6	11.2	11.6	4.4%	4.7%	5.0%
Macquarie Airports	T	A$7,167	nmf[6]	nmf	nmf	6.0%	6.2%	6.5%
Port of Tauranga	T	NZ$965	17.1	15.7	14.3			
Lyttelton Port Company	T	NZ$254	11.3	12.3	11.0			
Minimum			*11.3*	*11.2*	*11.0*	*4.4%*	*4.7%*	*4.2%*
Maximum			*22.3*	*19.2*	*16.0*	*7.5%*	*8.0%*	*8.5%*
Median			*17.1*	*15.2*	*12.8*	*6.0%*	*6.2%*	*5.7%*

Source: Grant Samuel analysis[7]

This analysis is based on share prices and therefore does not reflect a premium for control. Descriptions of each entity are set out in Appendix 3, with the exception of the transport infrastructure entities which are described below:

---

1 All entities have a 30 June year end except for HDUF, Spark and Macquarie Airports, which have a 31 December year end and SP AusNet which has a 31 March year end. The data presented for each entity is the most recent annual historical result plus the subsequent two forecast years.

2 E = electricity; G = gas; W = wind; H = water; T = transport.

3 Represents cash distribution per share (i.e. ignoring any tax benefits derived by investors) divided by the share price.

4 na = not available

5 Asciano Group commenced trading on 5 June 2007. Asciano Group does not intend to pay a distribution for 30 June 2007.

6 nmf = not meaningful

7 Grant Samuel analysis based on data obtained from IRESS, company announcements and, in the absence of company published financial forecasts, brokers' reports. Where company financial forecasts are not available, the median of the financial forecasts prepared by a range of brokers has generally been used to derive relevant forecast value parameters. The source, date and number of broker reports utilised for each company depends on analyst coverage, availability and recent corporate activity.

Asciano Group

Asciano Group has been formed following the internal restructure of Toll Holdings Limited ("Toll"), announced on 13 December 2006. Asciano Group will hold the port and stevedoring assets acquired by Toll as part of the Patrick Corporation Limited takeover which completed in July 2006, the existing stevedoring assets of Toll as well as 100% of Pacific National Pty Ltd, the rail freight business. Asciano Group will have a stapled structure consisting of a company, Asciano Limited, and a trust, Asciano Finance Trust, and was listed on the ASX in June 2007. In the future, Asciano Group is expected to focus on investment opportunities in transport infrastructure assets both locally and internationally.

Australian Infrastructure Fund

Australian Infrastructure Fund ("AIF") is a diversified transport infrastructure fund focused primarily on unlisted Australian and international transport infrastructure assets. It is a stapled structure consisting of Australian Infrastructure Fund Trust and Australian Infrastructure Fund Limited, and listed on the ASX in March 1997. AIF is managed by Hastings Fund Management Limited and its portfolio comprises of investments in airports (88.7%), seaports (8.3%) and tollroads and rail (3.0%).

Macquarie Airports Group

Macquarie Airports Group ("Macquarie Airports") is an international airport infrastructure investment fund. It is a passive investor, holding effective interests of 55% or less in major international airports, including Sydney, Copenhagen, Brussels, Rome Airports, Birmingham and Bristol. Its investment strategy is to acquire interests in airports with higher than average passenger growth potential, underdeveloped commercial businesses and surplus terminal capacity. The strategy seeks to grow shareholder value through the realisation of the full commercial potential of the airports and capitalisation on the growth in international air travel.

Port of Tauranga Limited

Port of Tauranga Limited ("Port of Tauranga") owns and operates port facilities at Mt Maunganui and Sulphur Point in Tauranga, New Zealand and an inland terminal at MetroPort in south Auckland, with dedicated road and rail links for cargo movements between the two sites. The main Mt Maunganui port is the second largest container port in New Zealand and the largest port for the import and export of commoditised cargo, handling large volumes of logs and wood products, coal, milk products, other agricultural products and horticultural produce. The company has a high degree of property and port infrastructure ownership, with property, buildings, wharves and harbour improvements representing approximately 80% of tangible assets. Together with Toll NZ Limited (a New Zealand listed company) it operates a cargo marshalling and stowage and stevedoring business. The share price rose by over 4% in the week ending 22 June 2007 on the back of merger speculation.

Lyttelton Port Company Limited

Lyttelton Port Company Limited ("Lyttelton Port Company") provides marine, port and cargo handling services at Lyttelton Harbour, the largest multipurpose port in the South Island of New Zealand. It is a substantial owner of port land, buildings and wharf structure however, unlike most international port owners, is heavily involved port operations and services. The port handles the majority of import and export cargo of the Canterbury region, including general cargo trade and substantial exports of coal, logs and agricultural and horticultural products.

The following factors should be taken into account when considering the market evidence set out in the table above:

- the market capitalisations of BBI, BBP and BBW reflect the assessment of the market of the implications of the Proposal for these entities as well as all publicly available information to 22 June 2007. To a lesser extent, the market capitalisation of APA Group and SP AusNet also reflect the implications of the Proposal;
- BBW's multiples are high. This reflects that earnings from recent acquisitions are to emerge over the period to 2009 (Forecast Year 3) and that the market is expecting BBW to continue to grow strongly into the medium term. Further, the accounting for the acquisition of the United States wind farm portfolio is complex and few brokers have incorporated it in their forecasts (and the forecasts of those that have attempted to do so show a wide range of outcomes). Consequently, the multiples should be treated with caution. On the other hand, the distribution yields are more reliable as they are based on BBW's pro forma distribution guidance and show considerable growth over the period as profits from acquisitions and developments emerge;

- Energy Developments yield is low reflecting the absence of financial engineering, the extent of development type assets in its asset base and a low payout ratio;
- Viridis' distribution yield is relatively high in comparison to the yields of its generation peers. This is likely to result from the need to pay a higher cash distribution to compensate for a lower level of tax deferral (i.e. 50-65% compared to 100% percent deferral for BBW and BBP);
- APA Group's distribution yield is comparatively low as it has only recently become a stapled entity and there is an expectation that for a period the proportion of distributions which will be tax deferred will be less than 100%. In addition, its market rating may be low due to uncertainty associated with Alinta's securityholding and its relatively low free float;
- Vector's distribution yield is comparatively low reflecting the absence of financial engineering (i.e. it is a tax paying corporate);
- the multiples for Asciano Group are high and yields low reflecting market speculation of significant corporate activity for the entity post listing;
- Macquarie Airports predominantly holds minority interests in airports (which are accounted for as equity earnings of associates). Calculations of EBITDA are not meaningful;
- Port of Tauranga and Lyttelton Port Company are New Zealand listed companies. They pay out after tax dividends rather than any degree of pre tax or tax deferred distributions (which are typically materially higher for the same given level of operating earnings). Accordingly, their distribution yields are not meaningful for comparison with the Australian stapled security infrastructure funds; and
- caution must be exercised when comparing distribution yields between entities as:
  - some of the entities pay franked dividends and accordingly their gross yield is higher than their cash yield (e.g. APA Group); and
  - in a number of cases the distributions currently have substantial tax deferred components which make them more valuable than equivalent grossed up dividends. However, it is not possible to determine a precise value for these benefits as it depends on individual taxpayer's positions, the true horizon for the tax deferral and other factors. Further, there are differences in the extent of tax deferral (e.g. 100% deferral currently in the case of BBI, BBP and BBW but 50-65% for Viridis).

This page has been left blank intentionally.

ANNEXURE H

TERMS OF BBI EPS

1 EPS Face Value

Each EPS has a face value of $1 (**Face Value**).

2 Dividends

2.1 Entitlement to dividends

Subject to these Terms, the Holder on the relevant Record Date for a Dividend Period is entitled to receive on the relevant Dividend Payment Date a dividend for each EPS held on the relevant Record Date calculated according to the following formula (subject to any change in method of calculating the Dividend Amount pursuant to a Reset Process):

$$\textbf{Dividend Amount} = \frac{\text{Dividend Rate x Face Value x N}}{365}$$

Where:

Dividend Rate means, for each Dividend Period, the Market Rate plus the Margin.

N means the number of days in the relevant Dividend Period.

2.2 No Holder rights until Dividend Amount is due and payable

Unless and until all or any part of the Dividend Amount becomes payable in accordance with this clause 2, Holders do not have any remedy in law or equity against the Company or any other person in respect of the non-payment (in whole or in part) of that amount.

2.3 Dividends discretionary

(a) Notwithstanding any other provisions of these Terms, the payment of each Dividend Amount is subject to the Directors in their sole discretion resolving to pay the Dividend Amount for the relevant Dividend Period.

(b) If the Directors resolve to pay only part of a Dividend Amount then such amount will be payable pro-rata across all of the EPS on issue on the relevant Record Date.

2.4 Optional Deferral of dividends

(a) Subject to no Mandatory Deferral Event having occurred in relation to that Dividend Amount, the Company may defer payment in whole or part of a Dividend Amount in respect of a Dividend Period until the earlier of:

  (1) the date in respect of which the Company declares or resolves that the relevant Dividend Amount is to be paid; or

  (2) the tenth anniversary of the earliest Dividend Payment Date in respect of which there is any Optionally Deferred Dividend.

(b) All Dividend Amounts which are deferred in accordance with clause 2.4(a) or otherwise not paid in full on the relevant Dividend Payment Date (until paid, **Optionally Deferred Dividends**) will accumulate and compound at the Dividend Rate on each Dividend Payment Date until paid.

2.5 Mandatory Deferral of dividends

(a) If a Mandatory Deferral Event exists on any day which is 25 Business Days prior to a Dividend Payment Date, the Company must defer payment of the Dividend Amount that relates to that Dividend Payment Date (until paid, **Mandatory Deferred Dividend**).

(b) All Mandatory Deferred Dividends will accumulate and compound at the Dividend Rate on each Dividend Payment Date until paid.

(c) The Company must exercise its discretion to declare or resolve to pay and to distribute a Mandatory Deferred Dividend as soon as the Company obtains funding to do so as a result of a payment to it under the BBI Support Agreement.

(d) Where the Company has not received payment under the BBI Support Agreement including because a Market Disruption Event is subsisting, the Company must exercise its discretion to declare or resolve to pay and to distribute a Mandatory Deferred Dividend on the earlier of:

(1) the tenth anniversary of the earliest Dividend Payment Date in respect of which there is any Mandatory Deferred Dividend;

(2) the Maturity Date; and

(3) as soon as the Company obtains funding to do so as a result of a payment to it under the BBI Support Agreement.

(e) The Company may fund a Mandatory Deferred Dividend payable under either of clauses 2.5(d)(1) and 2.5(d)(2) from any source but must fund a Mandatory Deferred Dividend payable under clause 2.5(c) or 2.5(d)(3) from the proceeds of a payment under the BBI Support Agreement.

2.6 Payments of dividends

(a) Subject to this part 2, the Dividend Amount for each Dividend Period must be paid on its Dividend Payment Date (including, the Reset Date) or if the relevant day is not a Business Day, then on the following Business Day.

(b) Any fraction of a cent will be disregarded for the purposes of calculating any payment in respect of a Holder's aggregate holding of EPS. All calculations of payments will be rounded to four decimal places.

2.7 Method of payment

(a) Any amount which is payable in cash to a Holder in respect of EPS will, unless the Company and Holder otherwise agree, be paid:

(1) if the Holder has nominated an account at an Australian financial institution for payment, by direct credit to that account; or

(2) otherwise, by cheque, mailed to the Holder's address as it appears on the Register.

(b) If a Holder fails to nominate an account at an Australian financial institution for payment and does not cash a cheque mailed to them under clause 2.7(a)(2) within 12 months of the date of the cheque, the cheque may be cancelled and the relevant amount may be deposited by the Company in a bank account in the Company's name established for the purpose and held by the Company until the Holder nominates an account, or paid by the Company according to the legislation relating to unclaimed money.

(c) An amount so deposited or paid shall be taken to have been duly paid to the Holder and shall not bear interest.

2.8 Preference to Holders on dividends

EPS rank in priority to Ordinary Shares for the payment of dividends. In the exercise of the Company's powers and discretions in relation to dividends the Company must prefer the Holders to the holders of Ordinary Shares provided that once a Dividend Amount and any Deferred Dividends have been paid for a Dividend Period any remaining amount available to be paid as a dividend may be paid to the holders of Ordinary Shares.

3 Other agreements

3.1 Conversion

Prior to issuing any EPS, the Company must enter into, and procure that BBIT RE and BBIL enter into, an agreement **(Exchange Deed)** on the following terms.

(a) BBI must acquire or procure the acquisition by the BBI Group of Holders' EPS and make a corresponding issue of Stapled Securities to the relevant Holders in accordance with the Conversion Process where required by the Terms.

(b) If BBI issues Stapled Securities pursuant to a Conversion or the BBI Support Agreement, BBI will be prohibited from undertaking any form of buyback of Stapled Securities for 6 months after such Stapled Securities are issued, except where such buyback is required to avoid a regulatory or legal impost which is adverse to BBI.

3.2 BBI Distribution Stopper

Prior to issuing any EPS, the Company must procure that BBIT RE and BBIL enter into a deed poll in favour of all Holders under which BBIT RE and BBIL undertake to Holders that, unless the Holders agree otherwise by Special Resolution, if the Company defers the payment of all or some of a Dividend Amount or all or some of a Dividend Amount is otherwise not paid to Holders within 10 Business Days of the relevant Dividend Payment Date:

(a) BBIT RE must not pay any distributions, including of capital, on BBIT units or redeem, reduce, cancel, buy back or acquire for any consideration any units in BBIT (other than a distribution fully reinvested in further BBIT units);

(b) BBIL must not pay any dividends on BBIL shares or redeem, reduce, cancel, buy back or acquire for any consideration, or return any capital on, any shares in BBIL (other than a dividend fully reinvested in further BBIL shares which are stapled to BBIT units); and

(c) BBI must not otherwise pay any dividends or distributions on, or reduce, cancel, buy-back or acquire for any consideration, or return any capital on, any securities of BBI that rank or are expressed to rank equally with or lower than EPS (other than pro-rata payments on EPS and other securities of BBI that rank equally with EPS) or distribute any assets to Stapled Security Holders otherwise than at such asset's reasonable market value.

until such time as:

(d) all outstanding accrued dividends payable to Holders (including Deferred Dividends) are paid in full;

(e) all issued EPS are Converted or Redeemed; or

(f) a Special Resolution of Holders has been passed approving such action.

3.3 BBI Support Agreement

Prior to issuing any EPS, the Company must enter into, and procure that BBIT RE and BBIL enter into, an agreement **(BBI Support Agreement)** on the following terms:

(a) if payment of a Mandatory Deferred Dividend is outstanding, then prior to the later of:

(1) the date that is 12 months following the earliest Dividend Payment Date in respect of which there is any Mandatory Deferred Dividend; and

(2) 20 Business Days following the cessation of any Market Disruption Event, where such Market Disruption Event occurs within 12 months following the earliest Dividend Payment Date in respect of which there is any Mandatory Deferred Dividend,

regardless of whether a Mandatory Deferral Event is subsisting, BBIT RE and BBIL must issue such number of Stapled Securities as is necessary to fully fund payment of all outstanding Mandatory Deferred Dividends; and

(b) upon receipt of the proceeds of such issue of Stapled Securities, BBIT RE and BBIL must make such proceeds available to the Company to pay in full all outstanding Mandatory Deferred Dividends, and the Company must use any amounts so received to pay the relevant Mandatory Deferred Dividends to Holders in accordance with clause 2.5. If BBIT RE and BBIL pay the proceeds from such issue of Stapled Securities directly to Holders, such payment will be treated under these Terms as a payment by the Company to Holders.

3.4 BBI Subordinated Guarantee

Prior to issuing any EPS, the Company must on the Holder's behalf obtain from BBIT RE and BBIL a subordinated guarantee under which BBIT RE and BBIL guarantee on a subordinated and joint and several basis the obligation of the

Company to pay all amounts payable to the Holders under these Terms. The terms of subordination must be such that:

(a) payment obligations of BBIT RE and BBIL rank senior only to their obligations to Stapled Security Holders and equally with other securities of BBIT RE and BBIL which are expressed on their terms to rank equally with EPS. Payment obligations are subordinated to BBIT RE's and BBIL's payment obligations to all other creditors and security holders of BBIT RE and BBIL in accordance with the "Subordinated Debt Terms" specified in the BBI Deed of Common Provisions; and

(b) Holders are unable to seek a liquidation of BBIT or BBIL or require payment from BBIT RE or BBIL or exercise material remedies against BBIT RE, BBIT or BBIL prior to either liquidation of BBIT or BBIL or the Satisfaction Date (as defined in the BBI Deed of Common Provisions).

4 Reset

4.1 Company may adjust certain terms

The Company may in accordance with this clause 4 adjust or specify (as the case may be) the following terms for the EPS with effect from (and including) the day after any Reset Date:

(a) the Margin;

(b) the Market Rate;

(c) the Conversion Discount;

(d) the Redemption Discount;

(e) minor and technical terms to facilitate the adjusted Terms after a Reset Process;

(f) the timing of the next Reset Date (which must be at least 12 months after the previous Reset Date and must also be a Dividend Payment Date); and

(g) the frequency and timing of Dividend Payment Dates.

4.2 Reset Notice

(a) If the Company wants to initiate a Reset Process, the Company must give a Reset Notice to each Holder:

(1) no earlier than 6 months before; and

(2) no later than 50 Business Days before,

the Reset Date.

(b) The Company must also issue a market release to ASX describing the Reset Notice when it gives the Reset Notice.

4.3 Content of Reset Notice

(a) A Reset Notice for a Reset Date must set out:

(1) a margin as referred to in clause 4.3(b)(1);

(2) a new Market Rate as referred to in clause 4.3(b)(2);

(3) the timing of the next Reset Date; and

(4) any other terms of the EPS that are to be adjusted with effect from the Reset Date in accordance with clause 4.1, including the Conversion Discount, the Redemption Discount and the frequency and timing of Dividend Payment Dates.

(b) In any Reset Notice:

(1) the margin which may become the Reset Margin may be the same as the Margin which applies at the date of the Reset Notice, but in any case may not be:

(A) less than 0%;

(B) greater than the sum of the Issue Date Credit Margin and 1%; and

(C) greater than the sum of the Margin which applies at the date of the Reset Notice and 1%; and

(2) the market rate which may become the new Market Rate may be the same as the Market Rate which applies at the date of the Reset Notice or, at the sole discretion of the Company, the Australian dollar swap rate for the period from (and including) the day after the Reset Date until the next Reset Date.

4.4 No Reset Notice

(a) If the Company does not issue a Reset Notice for any Reset Date **(Relevant Reset Date)** within the period prescribed by clause 4.2(a) or an Exchange Notice for the Relevant Reset Date pursuant to clause 5.3(a), the Company is deemed to have given on the 24th Business Day prior to the Relevant Reset Date an Exchange Notice to each Holder which specifies that all EPS will be Converted on the relevant Reset Date.

(b) Upon the Company being deemed to have issued an Exchange Notice under clause 4.4(a), subject to clause 5.9, all the EPS must be Converted in accordance with the Conversion Process on the Relevant Reset Date.

4.5 Holder response to Reset Notice

(a) Holders may within 15 Business Days after the issue of a Reset Notice give one of the following types of written notice to the Company in response to a Reset Notice for a Reset Date:

(1) a notice stating that they do not wish to continue to hold their EPS **(Holder Exchange Notice)**; or

(2) a notice stating that they wish to continue to hold their EPS on the terms which apply with effect after the Reset Date until the next Reset Date **(Holder Acceptance Notice)**.

(b) If a Holder does not give a Holder Exchange Notice or a Holder Acceptance Notice within 15 Business Days after the issue of a Reset Notice, the Holder is deemed to have given a Holder Acceptance Notice.

4.6 Reset Process

(a) With effect from (and including) the day after the Reset Date until the next Reset Date:

(1) the new Margin is equal to the rate specified in the Reset Notice; and

(2) the new Market Rate is equal to the rate specified in the Reset Notice,

and the other terms of the EPS are adjusted in accordance with the Reset Notice.

(b) The EPS of Holders who gave a Holder Acceptance Notice will remain on issue subject to the changes to the terms of the EPS under clause 4.6(a).

(c) The Company must at its election Convert, Resell or Redeem, or a combination of Conversion, Resale or Redemption, in accordance with clause 4.7 the EPS of Holders who gave a Holder Exchange Notice on the Reset Date (**Retiring Holders**).

4.7 Exchange pursuant to Reset Process

(a) If the Company must cause the Exchange of EPS under clause 4.6(c), the Company must issue an Exchange Notice to the Retiring Holders. The Exchange Notice must:

(1) be issued no later than 25 Business Days prior to the relevant Reset Date;

(2) specify what, if any, proportion of each Retiring Holder's EPS will be Converted, Resold or Redeemed; and

(3) if the Exchange will be carried out by way of all or any combination of Conversion, Resale and Redemption, to the extent practicable having regard to, amongst other things, the effect on marketable parcels and the jurisdiction of residence of Retiring Holders, require each Retiring Holder's holding of EPS to be Converted, Resold and Redeemed in the same proportion.

(b) Upon the Company issuing an Exchange Notice in accordance with clause 4.7(a),

(1) subject to clause 5.7 and 5.9, the EPS specified for Conversion in the Exchange Notice must be Converted in accordance with the Conversion Process;

(2) subject to clause 5.8 and 5.9, the EPS specified for Resale in the Exchange Notice must be Resold in accordance with the Resale Process;

(3) the EPS specified for Redemption must be Redeemed,

in each case on the Reset Date.

(c) If the Company does not issue an Exchange Notice when required in accordance with clause 4.7(a) , then subject to clause 5.9, all EPS held by Retiring Holders will be Converted on the Reset Date.

5 Exchange of EPS

5.1 When Holders may give a Holder Exchange Notice

(a) A Holder may only request Exchange of EPS by the submission of a **Holder Exchange Notice** to the Company:

(1) pursuant to clause 4.5 (for Exchange on a Reset Date); or

(2) if a Holder Exchange Event occurs (for Exchange on the applicable Exchange Date).

(b) A Holder:

(1) may only submit a Holder Exchange Notice to the Company with respect to all (but not part) of the Holder's holding of EPS; and

(2) may only submit a Holder Exchange Notice pursuant to clause 4.5 within 20 Business Days following the notification by the Company of the occurrence of a Holder Exchange Event under clause 9.1(a).

5.2 Exchange of EPS pursuant to a Holder Exchange Notice

(a) Upon the receipt by the Company of a valid Holder Exchange Notice requesting Exchange of EPS pursuant to clause 5.1(a)(2), the Company must give an Exchange Notice to the Holder who submitted that Holder Exchange Notice not less than 25 Business Days before the applicable Exchange Date.

(b) An Exchange Notice issued on the basis of clause 5.2(a) must:

(1) specify the relevant Exchange Date; and

(2) specify what, if any, proportion of the Holder's EPS will be Converted or Redeemed.

5.3 When the Company may give an Exchange Notice

(a) The Company may issue an Exchange Notice which specifies that some or all of a Holder's EPS are at the election of the Company to be Converted or Redeemed on a Reset Date, by issuing an Exchange Notice no earlier than 6 months and no later than 25 Business Days before such Reset Date. Nothing in this clause restricts the right of the Company to issue a Reset Notice.

(b) The Company may issue an Exchange Notice which specifies that all (but not some) of the EPS are at the election of the Company to be Converted or Redeemed in any of the following circumstances:

(1) at any time after the occurrence of a Tax Event;

(2) at any time after the Equity Credit Classification assigned to EPS by Moody's falls below the Equity Credit Classification assigned to EPS by Moody's as at the Issue Date;

(3) at any time following the occurrence of a Change of Control Event, by issuing an Exchange Notice no later than 20 Business Days after a Change of Control Event occurs;

(4) at any time while the aggregate Face Value of all EPS on issue is less than $100 million; or

(5) at any time that Mandatory Deferred Dividends have been outstanding for more than 12 months.

(c) An Exchange Notice issued on the basis of clause 5.3(a) or 5.3(b) must specify:

(1) what, if any, proportion of the EPS will be Converted and what proportion will be Redeemed;

(2) the relevant Exchange Date; and

(3) the basis for the Exchange (including a reference to the clause of these Terms providing that basis).

(d) Upon the Company issuing an Exchange Notice on the basis of clause 5.3(a) or 5.3(b):

(1) subject to clause 5.9, the EPS specified for Conversion in the Exchange Notice must be Converted in accordance with the Conversion Process on the applicable Exchange Date; and

(2) the EPS specified for Redemption in the Exchange Notice must be Redeemed on the applicable Exchange Date in accordance with clause 8.1(a).

(e) The Company must issue an Exchange Notice which specifies that all of the EPS are to be Redeemed if a BBI Winding-Up Event occurs. An Exchange Notice issued on the basis of this clause 5.3(e) must be issued within 10 Business Days of the Company issuing a market release to ASX in accordance with clause 9.1(a) of the BBI Winding-Up Event and must specify the relevant Exchange Date.

(f) Upon the Company issuing an Exchange Notice on the basis of clause 5.3(e) the EPS specified for Redemption in the Exchange Notice must be Redeemed on the applicable Exchange Date in accordance with clause 8.1(a).

5.4 Exchange Date

The **Exchange Dates** for Conversion, Redemption or Resale (as applicable) in accordance with these Terms are the following dates:

(a) following an Exchange Notice issued in accordance with clause 4.7 or 5.3(a) or deemed to be issued in accordance with clause 4.4(a), the relevant Reset Date;

(b) for Exchange of EPS in accordance with clause 5.2, the date specified in the Exchange Notice (which date must be no later than 55 Business Days following the date of notification by the Company of the Holder Exchange Event giving rise to the relevant Exchange Notice under clause 9.1(a)) or if no Exchange Notice is issued pursuant to clause 5.2(a), the date that is 55

Business Days following the date of notification by the Company of the relevant Holder Exchange Event under clause 9.1(a); and

(c) following an Exchange Notice issued in accordance with clause 5.3(b) or 5.3(c), the date specified in the Exchange Notice, but in any event no later than 30 Business Days following the date of the relevant Exchange Notice.

5.5 Competing Exchange Obligations

A Holder Exchange Notice submitted by a Holder is of no effect and will be disregarded if the Company has already issued an Exchange Notice.

5.6 Holder deemed to agree to Exchange or Redemption

Each Holder, by subscription for, or acquisition of, EPS is deemed to have agreed to the Exchange or Redemption of the EPS in accordance with the Terms notwithstanding that the Holder may not have given a Holder Exchange Notice.

5.7 No Conversion while a Market Disruption Event subsists

Subject to clause 5.9, if the Company is required by these Terms to effect an Exchange of EPS and a Market Disruption Event subsists:

(a) the Issuer must not effect the Exchange by way of Conversion; and

(b) the Issuer must effect the Exchange by way of Resale or Redemption.

5.8 No Resale while there is an outstanding Deferred Dividend

Subject to clause 5.9, if the Company is required by these Terms to effect an Exchange of EPS and a Deferred Dividend is outstanding:

(a) the Issuer must not effect an Exchange by way of Resale; and

(b) the Issuer must effect the Exchange by way of Conversion or Redemption.

5.9 Resale or Conversion not possible

(a) If the Company is required by these Terms to effect an Exchange of EPS but the Company cannot:

(1) effect the Conversion because of a Market Disruption Event; or

(2) effect the Exchange by way of Resale

and either of these circumstances continues for more than 20 Business Days after the relevant Exchange Date, the Company must Redeem the relevant EPS.

(b) If the Company is obliged to Redeem the EPS in accordance with clause 5.9(a), the Company must Redeem the relevant EPS within 20 Business Days after the Company becomes obliged to Redeem the EPS.

6 Resale Process

(a) If a Resale of EPS is to take place, then it must take place in accordance with the following process (the **Resale Process**):

(1) the Holder must transfer the relevant EPS to the Transferee;

(2) the Company must, in accordance with the Exchange Deed, cause the Transferee to acquire the EPS; and

(3) the Company must pay to the Holders, in respect of each EPS transferred, the Redemption Amount (less any deduction under clause 11.6) on the applicable Exchange Date.

(b) Each Holder irrevocably appoints the Company and BBI (each an **Authorised Person**) severally to be the attorney of the Holder and the agent of the Holder with power in the name and on behalf of the Holder to do all such acts and things, including signing all documents or transfers as may in the opinion of the Authorised Person be necessary or desirable to be done in order to record or perfect the Resale of any EPS.

7 Conversion

7.1 Conversion Process

If a Conversion of EPS is to take place for all or some EPS the subject of an Exchange Notice, then it must take place in accordance with the following process (the **Conversion Process**):

(a) the Holder must transfer the EPS to the Transferee;

(b) the Company must, in accordance with the Exchange Deed, cause the Transferee to acquire the EPS;

(c) the Company must, in accordance with the Exchange Deed, cause BBI to issue to the Holder the number of Stapled Securities calculated in accordance with clause 7.2; and

(d) BBI must, in accordance with the Exchange Deed, issue that number of Stapled Securities to the Holder in accordance with these Terms in consideration of the transfer of the EPS to the Transferee, and cause the Holder to be entered in the register of members of BBI and cause a holding statement to be issued to the Holder in relation to the Stapled Securities.

7.2 Conversion Number

(a) Subject to the adjustments in clause 7.2(b), 7.5 and 7.6, for the purposes of determining the number of Stapled Securities to be issued in accordance with the Conversion Process for each EPS, the number is to be calculated in accordance with the following formula:

$$\textbf{Number of Stapled Securities} = \frac{FV + OD}{V \times (1 - CD)}$$

where:

FV means the Face Value;

OD means the aggregate amount of any Deferred Dividends and any Dividend Amount payable but not paid on the Exchange Date, determined on a per EPS basis;

V means:

(1) if the Conversion results from an Exchange Notice which was not given as a result of a Change of Control Event, the VWAP of the Stapled Securities (expressed as a dollar value) calculated in respect of the period of 20 Business Days immediately preceding, but not including, the Exchange Date; or

(2) if the Conversion results from an Exchange Notice which was given as a result of a Change of Control Event, the amount determined in accordance with clause 7.6; and

CD means the Conversion Discount.

(b) If the total number of Stapled Securities to be issued to a Holder in respect of a Holder's aggregate holding of EPS includes a fraction, that fraction will be disregarded.

7.3 Direction from Holders

Each Holder, by subscription for, or acquisition of, EPS, is taken irrevocably to direct the Company and BBI to undertake the Conversion Process as contemplated by clause 7.1 and to agree to become a member of BBI and be bound by the constitutions of BBI, in each case where required by these Terms.

7.4 Ranking on Conversion

The Company must procure that Stapled Securities issued upon Conversion rank pari passu with Stapled Securities then on issue in all respects and have the benefit of all entitlements attaching to any Stapled Securities issued at the same time, except in relation to any dividends, distributions, bonus issues of securities or other entitlements for which the record date is prior to the relevant Exchange Date.

7.5 Adjustments following De-Stapling

If one or more of the units or shares comprising the Stapled Securities is De-Stapled, then the Company must make all calculations in relation to payment and Conversion and any other adjustment as the Company reasonably considers appropriate or necessary to maintain the appropriate relativity. The Company may rely on the advice of an investment bank, accounting firm or other professional financial adviser in this regard.

7.6 Adjustments for a Change of Control Event

(a) If a Conversion results from an Exchange Notice given as a result of the occurrence of a Change of Control Event, "V" for the purposes of the denominator in the formula in clause 7.2(a) means the offer price per Stapled Security under the takeover bid or the consideration per Stapled Security under the scheme giving rise to the Change of Control Event as at the Exchange Date; and

(b) In the case of non-cash consideration under the takeover bid or the scheme giving rise to the Change of Control Event, the calculations to be performed under clause 7.6(a) will be performed using the value of the offer price or consideration as reasonably determined by the Company as

at the Exchange Date. The Company may rely on the advice of an investment bank, accounting firm or other professional financial adviser in this regard.

8 Redemption of EPS

8.1 Redemption

(a) The Company must Redeem each EPS on issue on the relevant Exchange Date, subject to clause 8.2, for the Redemption Amount per EPS in cash.

(b) The Company must Redeem each EPS on issue on the Maturity Date for the Redemption Amount per EPS in cash.

8.2 Redemption in kind

Other than on Redemption on the Maturity Date, a Reset Date or pursuant to an Exchange Notice issued on the basis of clause 5.3(e), the Company may Redeem all (but not some) of the EPS then on issue in consideration for the issue to Holders of Equivalent Securities.

8.3 Irrevocable offer to sell

For the purpose of the Redemption of EPS by the Company under these Terms:

(a) if the Company elects to Redeem EPS through a buy back each Holder is taken irrevocably to offer to sell all of the EPS on the relevant date on the terms set out in Schedule 1; and

(b) the Company may accept the offer referred to in clause 8.3(a) by giving a notice to the Holder. The Company or other Appointed Person may receive the Company's acceptance of the Holder's offer (which will be announced by the Company to ASX) and execute the share buy-back agreement on behalf of the Holder; and

(c) if the Redemption involves a reduction of capital or buy back with respect to EPS, each Holder must vote in favour (to the extent the Holder is entitled to do so) or otherwise abstain from any required resolution.

8.4 Power of attorney

Each Holder irrevocably:

(a) appoints the Company, each of its Authorised Officers and any liquidator, administrator or statutory manager of the Company (each an **Appointed Person**) severally to be the attorney of the Holder and the agent of the Holder with power in the name and on behalf of the Holder to do all such acts and things including signing all documents or transfers as may in the opinion of the Appointed Person be necessary or desirable to be done in order to effect, record or perfect the Exchange (or transactions contemplated by the Exchange) of the EPS held by the Holder when required in accordance with the Terms (including but not limited to acting as agent of each Holder to receive acceptance by the Company of the irrevocable offer of each Holder under clause 8.3(a)); and

(b) authorises and directs the Company to make such entries in the Register, including amendments and additions to the Register, which the Company considers necessary or desirable to record the Exchange of the EPS in accordance with the Terms and to record that on Exchange the Holder of the EPS ceases to be registered as the Holder of EPS.

The power of attorney and agency appointment given in clause 8.4 is given to secure the performance by the Holder of the Holder's obligations under these Terms and is irrevocable.

9 Notice of events and record dates

9.1 Notification of certain events

(a) The Company must, within 5 Business Days of becoming aware of the occurrence of a Holder Exchange Event, a Tax Event or a BBI Winding-Up Event, give notice of its occurrence to all Holders by:

(1) issuing a market release to ASX describing the event;

(2) sending a copy of the market release to each Holder within a Business Day of the date of the market release; and

(3) publishing a notice in a daily newspaper of national circulation in Australia which describes the particular event.

(b) If the Company fails to give notice to Holders in accordance clause 9.1(a), and the relevant Holder Exchange Event or the BBI Winding-Up Event has become Publicly Known, the Company will be deemed to have given notice to Holders under clause 9.1(a) on the day that is 5 Business Days after the relevant Holder Exchange Event or the BBI Winding-Up Event becomes Publicly Known.

9.2 Effectiveness of Holder Exchange Notices and Exchange Notices

(a) A Holder Exchange Notice and an Exchange Notice once given, are each irrevocable.

(b) Once a Holder has given a Holder Exchange Notice or received an Exchange Notice, that Holder must not deal with, transfer, dispose of or otherwise encumber EPS the subject of the Holder Exchange Notice except to Exchange the relevant EPS in accordance with these Terms.

9.3 Record Dates

Dividend payments arising under clause 2.1, payments of any Deferred Dividends and any other payments under these Terms are only payable or distributable to those persons named on the Register as Holders on the relevant Record Date. For the avoidance of doubt, the relevant Record Date for any Deferred Dividend is the Record Date set by the Company for payment of such Deferred Dividend under clause 2.4(a), 2.5(c) or 2.5(d) (as the case may be), not the Record Date for payment of the dividend were it not to have been deferred.

9.4 Irregularity

Where the Company is required to give a notice in relation to any act, matter or determination, the accidental omission to give that notice does not affect the validity of that act, matter or determination.

10 Entitlement and ranking

10.1 Ranking

EPS rank equally amongst themselves in all respects. The Company may issue further preference shares in the share capital of the Company which rank equally with or behind existing EPS, whether in respect of payment of dividends, return of share capital on a winding-up of the Company or otherwise. Such an issue does not constitute a variation or cancellation of the rights attached to the then existing EPS and does not require the approval of Holders.

10.2 No set off

Any amount due to a Holder in respect of the EPS may not be set off against any claims by the Company against the Holder.

10.3 Return of share capital

If there is a return of capital on a winding up of the Company, Holders will be entitled to receive out of the assets of the Company available for distribution to holders of shares in the capital of the Company in respect of each EPS held, a cash payment equal to the sum of the Face Value, any Deferred Dividends and (where the date of winding up is not a Dividend Payment Date) any dividend that the Holder would have been entitled to if the winding up date were a Dividend Payment Date, before any return of share capital is made to holders of Ordinary Shares or any other class of shares ranking behind EPS.

10.4 Shortfall on winding-up

If, upon a return of share capital on a winding-up of the Company, there are insufficient funds to pay the full amounts referred to in clause 10.3 and the amounts payable in respect of any other shares, securities or other instruments in the Company ranking as to such distribution equally with the EPS on a winding-up of the Company, Holders and the holders of any such other shares, securities or other instruments will share in any distribution of assets of the Company in proportion to the amounts to which they respectively are entitled.

10.5 No participation in surplus assets

The EPS do not confer on the Holders any further right to participate in the surplus assets of the Company on a winding-up of the Company.

10.6 Restrictions on other issues

The Company must not, without approval of a Special Resolution of Holders, issue shares in the share capital of the Company ranking in priority to the EPS or

permit the conversion of any existing shares in the share capital of the Company to shares ranking in priority to the EPS.

10.7 Participation in new issues

The EPS confer no rights to subscribe for new securities of the Company or to participate in any bonus issues of securities of the Company.

10.8 No other rights

EPS do not confer on the Holders any right to participate in profits or property except as set out in these Terms.

11 General

11.1 Warranty by Holder

Each Holder is deemed, when EPS are Exchanged, to warrant and represent to the Company and BBI that the Holder owns such EPS, that they are free and unencumbered and that the Holder has not sold, alienated, donated or otherwise disposed of such EPS.

11.2 Stapled Security participation

EPS confer no rights to subscribe for new securities in BBI or to participate in any bonus issues.

11.3 Voting rights

(a) Holders will be entitled to the same rights as holders of Ordinary Shares in relation to receiving notices, reports and financial statements and attending and being heard at all general meetings of the Company.

(b) Holders will have the right to vote at a general meeting of the Company in the following circumstances:

(1) during a period during which a dividend (or part of a dividend) in respect of the EPS is in arrears;

(2) on a proposal to reduce the Company's share capital;

(3) on a proposal that affects rights attached to EPS;

(4) on a resolution to approve the terms of a buy-back agreement in accordance with clause 8.3(c);

(5) on a proposal to wind up the Company;

(6) on a proposal for the disposal of the whole of the Company's property, business and undertaking;

(7) during the winding up of the Company; and

(8) where the Listing Rules require that the Holders be entitled to vote.

(c) At a general meeting of the Company, Holders will be entitled:

(1) on a show of hands, to exercise one vote when entitled to vote under any circumstances set out in clause 11.3(b) above; and

(2) on a poll, to exercise one vote for each EPS held by them when entitled to vote under any circumstances set out in clause 11.3(b).

11.4 Amendments to these Terms

(a) Subject to complying with all applicable laws and clause 11.4(b), Holders may, with the agreement of the Board, by Special Resolution amend these Terms.

(b) Subject to complying with all applicable laws, the Company may, without the authority, assent or approval of Holders, amend or add to these Terms if the Company reasonably considers that:

(1) the change will not adversely affect the Holders' rights;

(2) the changes are of a formal, minor or technical nature;

(3) the changes are made to correct a manifest error which derogates from the obvious meaning intended;

(4) made to comply with any law or the ASX Listing Rules; or

(5) convenient for the purpose of obtaining or maintaining the listing or quotation of the EPS on ASX provided the change will not adversely affect the Holders' rights.

(c) If the Company reasonably considers the proposed change will adversely affect Holders' rights, the amendment must not be made without approval by a Special Resolution of Holders (except to the extent permitted by law, including as a result of any relevant ASIC declaration or court decision).

11.5 No recognition of interests

The Company need only recognise the Holder on the Register as the person entitled to EPS and need not, unless required by a court, recognise any equitable or other interest in EPS.

11.6 Deductions and gross up

(a) The Company and BBI may deduct from any amount payable by it to a Holder the amount of any withholding or other tax, duty, levy, assessment or governmental charge required by any law, treaty, regulation or official administrative pronouncement in respect of such amount.

(b) The Company must pay to the Holder any additional amount necessary to ensure that, after any deduction is made from the amount payable to the Holder pursuant to clause 11.6(a), the Holder receives an amount equal to the full amount they would have received had the relevant deduction not been made, except in the circumstances set out in clause 11.6(c).

(c) The Company will not be required to pay the additional amount as described in clause 11.6(b) in circumstances where:

(1) the Holder fails to provide relevant information to the Company, make a declaration or claim, or satisfy a reporting requirement

which, if provided, made or satisfied, would exempt the payment from deduction; or

(2) the relevant deduction is required on the basis of the Holder having some connection with Australia or any State or Territory of Australia other than the mere holding of or receipt of payments in respect of EPS.

11.7 Provision of information

Subject to the Corporations Act and the ASX Listing Rules, each Holder (if requested by that Holder) is entitled to be provided with copies of:

(a) all notices of general meeting of BBI; and

(b) all other documents (including annual reports and financial statements) given by BBI to the Stapled Security holders,

at the same time as, or as soon as reasonably practicable after, the Stapled Security holders are sent copies.

11.8 Regulatory compliance by Holders

(a) Where EPS are held by or on behalf of a person resident outside Australia (or any other person to whom a payment or issue referred to in paragraph 11.8(c) or 11.8(d) below cannot lawfully be made without obtaining an Authorisation or satisfying a statutory requirement) then, despite anything to the contrary contained in these Terms, it is a condition precedent to any right of the Holder to receive payment of any money in respect of those EPS that all necessary Authorisations (if any) which may then be required are obtained by the Holder at the cost of the Holder and any other statutory requirements are satisfied.

(b) For the purposes of clause 11.8(a), **Authorisation** includes any consent, authorisation, registration, filing, lodgement, permit, franchise, agreement, notarisation, certificate, permission, licence, approval, direction, declaration, authority or exemption from, by or with any government or any governmental agency.

(c) Where the Company or BBI (as applicable) are not satisfied that all necessary Authorisations and other statutory requirements have been obtained or otherwise satisfied any Stapled Securities which would on Conversion have been issued to a Holder resident outside Australia will instead be issued to a nominee (selected by BBI) who will sell those Stapled Securities and pay a cash amount to that non-resident Holder equal to the net proceeds received from the sale, after deducting any applicable brokerage, stamp duty and other taxes and charges. If any Stapled Securities which would otherwise have been issued to a non-resident Holder are sold together with Stapled Securities which would have been issued to other non-resident Holders, BBI may average the aggregate sale proceeds in calculating what to pay to that non-resident Holder.

(d) Where the Company or BBI (as applicable) are not satisfied that all necessary Authorisations and other statutory requirements have been obtained or otherwise satisfied, any amount that would be otherwise payable to the non-resident Holder including under clause 9.8(c) will be

deposited by the Company or BBI into an account in the name of the Company or BBI (as applicable) established for that purpose and held by the Company or BBI until the Company or BBI are satisfied that all necessary Authorisations and other statutory requirements have been obtained or otherwise satisfied. An amount so deposited shall be taken to have been duly paid to the Holder and shall not bear interest. Any interest accruing on any such account shall be paid to BBI.

11.9 Indemnity to the Company

(a) Whenever in consequence of:

(1) the death of a Holder;

(2) the non-payment of any income tax or other tax payable by a Holder;

(3) the non-payment of any stamp or other duty by the legal personal representatives of a Holder or its estate; or

(4) any other act or thing in relation to each EPS or a Holder,

any law for the time being of any country or place, in respect of EPS, imposes or purports to impose any liability of any nature whatever on the Company to make any payment to any governmental agency, the Company will, in respect of that liability, be indemnified by that Holder and its legal personal representative and any monies paid by the Company in respect of that liability may be recovered from that Holder and/or the Holder's legal personal representative as a debt due to the Company which will have a lien in respect of those monies upon EPS held by that Holder or its legal personal representative and upon any monies payable in respect thereof.

(b) Nothing in clause 11.9(a) will prejudice or affect any right or remedy which any such law may confer or purport to confer on the Company.

11.10 Transfers of EPS

A Holder may transfer any EPS the Holder holds:

(a) after EPS are quoted on ASX, by a proper ASTC transfer (as that expression is defined in the Corporations Regulations) or any other method of transferring or dealing in EPS introduced by ASX or operated in accordance with the operating rules of a clearing and settlement facility (as that term is defined in Chapter 7 of the Corporations Act) or ASX Listing Rules, and in any such case, recognised under the Corporations Act; or

(b) prior to the quotation of EPS, by a written instrument of transfer approved by the directors of the Company and otherwise permitted by law.

11.11 Governing law

These Terms are to be construed in accordance with the law in force in Victoria.

11.12 Quotation

(a) The Company must use all reasonable endeavours and furnish all documents, information and undertakings as may be reasonably necessary in order to procure and maintain, at its own expense, quotation for the EPS on ASX.

(b) BBI must use all reasonable endeavours and furnish all documents, information and undertakings as may be reasonably necessary in order to procure and maintain, at their own expense, quotation of all Stapled Securities issued on any Conversion of the EPS into Stapled Securities on ASX and any other stock exchanges on which the Stapled Securities are quoted on the Exchange Date.

11.13 Company's rights in relation to EPS

(a) Subject to clause 11.13(b), the Holders acknowledge that the rights and discretions of the Company under these Terms in relation to the EPS will be exercised by the Company in accordance with any resolutions or directions from time to time of the holder of Ordinary Shares and that the holder of Ordinary Shares will in directing the Company be entitled to act in the interest of holders of Stapled Securities, as provided under the Exchange Deed.

(b) The provisions of clause 11.13(a) do not apply to:

(1) any rights of the Company to enforce the contractual obligations of BBI in relation to EPS including, without limitation:

(A) the payment obligations referred to in clauses 2.6 and 2.7 of these Terms; and

(B) BBI's obligation to issue Stapled Securities on Conversion; or

(2) any action required to be taken by the Company under these Terms,

and do not apply during any period that a Dividend Amount is not paid in accordance with clause 2.7 and the entitlement to that Dividend Amount is not otherwise satisfied by the payment of an Optional Deferred Dividend.

11.14 Right to purchase EPS

The Holders acknowledge that nothing in these Terms affects the rights of BBI to purchase and hold (on its own account) EPS whether purchased on market or otherwise.

11.15 Payment to joint Holders

A payment to any one of joint Holders will discharge the Company's liability in respect of the payment.

12 Definitions and Interpretation

12.1 Definitions

The following words and expressions have the following meanings:

90-day BBSW means the rate (expressed as a percentage per annum), equal to the average mid-rate for bills for a term of 90 days as displayed on the Reuters BBSW page (or any page which replaces that page) at 10.30am (Sydney time) on the first Business Day of the relevant Dividend Period, or if there is a manifest error in the calculation of that average rate or that average rate is not displayed by 10.30am (Sydney time) on that date, the rate calculated by the Company having regard to the extent possible to:

(a) the rates otherwise bid and offered for bills of (or of approximately) 90 days or for funds of that tenor displayed on the Reuters BBSW page (or any page which replaces that page) at that time on that date; and

(b) if bid and offer rates for bills of (or of approximately) 90 days are not otherwise available, the rates otherwise bid and offered for funds of (or of approximately) that tenor at or around that time on that date.

Appointed Person is defined in clause 8.4.

ASIC means Australian Securities and Investments Commission.

ASX means ASX Limited (ABN 98 008 624 691) or the market operated by it, as the context requires.

ASX Listing Rules means the listing rules of ASX with any modification or waiver in their application to BBIT, BBIL, the Company and BBIT RE which ASX has granted or may grant from time to time.

ASX Market Rules means the market rules of ASX.

Australian Accounting Standards means:

(a) the accounting standards as defined in section 9 of the Corporations Act;

(b) the requirements of the Corporations Act for the preparation and content of accounts; and

(c) generally accepted accounting principles and practices consistently applied in Australia, including any domestically accepted international accounting standards, except principles and practices that are inconsistent with those referred to in paragraph (a) or (b) of this definition.

Authorisation is defined in clause 11.8(b).

Authorised Officer means each director and secretary of the Company and any person delegated on the authority of the board of directors of the Company to exercise the power of attorney conferred by clause 8.4.

Authorised Person means the Company and BBI.

Babcock & Brown Group means Babcock & Brown Limited and its subsidiaries.

Babcock & Brown Infrastructure or **BBI** means the stapled entity comprising BBIL and BBIT and such other entities, securities in which are, subsequent to the first date of issue of EPS, stapled to shares in BBIL, units in BBIT or other

securities to which shares in BBIL or units in BBIT are stapled so that they may not be transferred separately.

BBI Deed of Common Provisions means the deed of that name dated 30 November 2005, between BBI Finance Pty Limited, BBI Networks (New Zealand), BBIT RE, BBIL, BBI Networks (Australia) Pty Limited, Australia and New Zealand Banking Group Limited and J.P. Morgan Trust Australia Limited.

BBI Distributable Cashflow means the "Distributable Cashflow" of BBI as that term is defined in the BBI Deed of Common Provisions calculated quarterly in respect of the preceding 12 month period ending each 31 March, 30 June, 30 September and 31 December.

BBI Dividend Stopper means the prohibition on dividends of BBIL and distributions of BBIT described in clause 3.2.

BBI Group means BBI and BBIL's and BBIT's subsidiary companies and trusts.

BBI Interest Cover Ratio means the ratio of BBI Distributable Cashflow to BBI Interest Expense, which is calculated quarterly for the preceding 12 month period ending each 31 March, 30 June, 30 September and 31 December.

BBI Interest Expense means the "Interest Expense" of BBI as that term is defined in the BBI Deed of Common Provisions calculated quarterly in respect of the preceding 12 month period ending each 31 March, 30 June, 30 September and 31 December.

BBI Support Agreement has the meaning given by clause 3.3.

BBI Winding-Up Event means a Winding-Up Event occurs with respect to BBI.

BBIL means Babcock & Brown Infrastructure Limited ACN 100 364 234.

BBIS mean Babcock & Brown Investor Services Limited ACN 099 717 638.

BBIT means the Babcock & Brown Infrastructure Trust ARSN 100 375 479.

BBIT RE means BBIS in its capacity as responsible entity of BBIT.

Board means the board of the Company.

Business Day has the meaning given in ASX Listing Rules.

Change of Control Event means:

(a) a takeover bid (as defined in the Corporations Act) is made to acquire all or some of the Stapled Securities and the offer is, or becomes, unconditional and:

 (1) the bidder has at any time during the offer period, a relevant interest in more than 50% of the Stapled Securities on issue; or

 (2) the directors of BBIL and BBIT RE issue a statement recommending acceptance of the offer; or

(b) a court orders the holding of meetings to approve a scheme of arrangement under Part 5.1 of the Corporations Act which scheme would result in a person having a relevant interest in more than 50% of the Stapled Securities that will be on issue after the scheme is implemented and either:

 (1) Stapled Security Holders pass a resolution approving the scheme; or

(2) an independent expert issues a report indicating that the proposals in connection with the scheme are in the best interests of Stapled Security Holders; or

(c) the BBIT RE is a party who is not a member of the Babcock & Brown Group.

Company means BBI EPS Limited ACN 125 830 631.

Constitution means the constitution of the Company dated 7 June 2007 as amended from time to time.

Conversion of an EPS means acquisition of that EPS by BBIT RE or its nominee in consideration for the Holder of that EPS being issued a number of Stapled Securities calculated in accordance with the Conversion Process. **Convert** has a corresponding meaning.

Conversion Discount means, up to and including the first Reset Date, 0.075 (being 7.5% expressed as a decimal), and thereafter such rate as is determined pursuant to the most recent Reset Process.

Conversion Process means the process described in clause 7.1.

Corporations Act means the Corporations Act 2001 (Cth).

Corporations Regulations means the Corporations Regulations 2001 (Cth).

De-Stapled means each ordinary unit in BBIT no longer being stapled to each ordinary share in BBIL.

Deferred Dividends means the aggregate amount of any Optionally Deferred Dividends and Mandatory Deferred Dividends.

Dividend Amount means the amount calculated in accordance with clause 2.1.

Dividend Payment Date means, subject to an Optional Deferral Event or Mandatory Deferral Event, each of:

(a) 1 October 2007 (for the first Dividend Period) and thereafter 1 January, 1 April, 1 July and 1 October in any year;

(b) each Reset Date;

(c) each Exchange Date; and

(d) the Maturity Date.

If a Dividend Payment Date is a day which is not a Business Day, then that day remains the Dividend Payment Date and the dividend scheduled to be paid on that day will be paid on the next day which is a Business Day without any adjustment to the Dividend Amount.

Dividend Period means the period from and including the Issue Date until and excluding the first Dividend Payment Date and subsequently each period from and including the preceding Dividend Payment Date until and excluding the next Dividend Payment Date.

Dividend Rate is defined in clause 2.1.

EPS means a fully paid preference share in the share capital of the Company issued on these Terms.

Equity Credit Classification means the basket within the debt-equity continuum used by Moody's for classifying the relative debt and equity characteristics of hybrid securities into which the EPS are classified by Moody's.

Equivalent Securities means securities issued by the Company or the BBI Group having economically similar terms to EPS from the perspective of a Holder, and where BBI receives advice from a reputable investment bank, accounting firm or other professional financial adviser that the terms of the securities are not materially adversely different from the terms of EPS from the perspective of a Holder.

Exchange of an EPS means Conversion, Resale or Redemption of that EPS.

Exchange Date is defined in clause 5.4.

Exchange Deed means the deed described in clause 3.

Exchange Notice means a notice given to a Holder or Holders by the Company pursuant to clause 4.7(a), 5.2(a) or 5.3.

Face Value is defined in clause 1.

Holder means a holder of EPS on the Register.

Holder Acceptance Notice is defined in clause 4.5.

Holder Bid Notice is defined in clause 4.5.

Holder Exchange Event means:

(a) the occurrence of a Change of Control Event; or

(b) BBIT RE or BBIL makes any form of payment in breach of the BBI Dividend Stopper; or

(c) the BBI Group ceases to hold 100% of the Ordinary Shares; or

(d) the Company or BBI cease to be listed on ASX or EPS cease to be quoted on ASX;

(e) a Winding-Up Event occurs with respect to the Company; or

(f) BBI disposes of all or substantially all of its businesses.

Holder Exchange Notice means a notice given by a Holder in accordance with clause 4.5(a)(1) or 5.1.

Issue Date means the first date upon which EPS are issued.

Issue Date Credit Margin means 1.78%.

Mandatory Deferral Event shall exist if the BBI Interest Cover Ratio as at the end of the last quarter ending before the relevant Dividend Payment Date is less than the Minimum Interest Cover Ratio.

Mandatory Deferred Dividend is defined in clause 2.5(a).

Margin (expressed as a percentage) means:

(a) 1.15% per annum, which Margin applies to each Dividend Period prior to the first Reset Date; or

(b) following a Reset Process, the margin notified by the Company to apply to EPS for the period until the next Reset Date.

Market Disruption Event means the occurrence or existence of any of the following events or circumstances:

(a) consent to issue Stapled Securities from Stapled Security Holders is required and such consent has not yet been obtained and:

(1) BBI uses reasonable endeavours to obtain that consent but fails after a reasonable period of time to obtain that consent; and

(2) the Company is satisfied, having obtained legal advice from a reputable firm of solicitors, that BBI has used reasonable endeavours to obtain that consent;

(b) trading in securities generally on the ASX or any other Australian national securities exchange on which the Stapled Securities or EPS are then quoted or traded has been suspended or its settlement generally has been materially disrupted;

(c) BBI is required to obtain the consent or approval of a regulatory body (including, without limitation, any securities exchange) or governmental authority in order to undertake an offer or issue of securities under these Terms and:

(1) BBI uses reasonable endeavours to obtain that consent or approval but fails after a reasonable period of time to obtain that consent or approval; and

(2) the Company is satisfied, having obtained legal advice from a reputable firm of solicitors, that BBI has used reasonable endeavours to obtain that consent or approval;

(d) a change or disruption in Australian or international political or economic conditions or financial markets that is reasonably likely to prejudice materially the success of the issuance of Stapled Securities; or

(e) hostilities commence or a major escalation in existing hostilities occurs involving any one of Australia, New Zealand, the United States of America or the United Kingdom or a significant terrorist act is perpetrated in any of those countries which would be reasonably likely to prejudice materially the success of the issuance of Stapled Securities.

Market Rate means, up to and including the first Reset Date, the 90-day BBSW (expressed as a per annum rate) on the first day of each Dividend Period, and thereafter such rate as is determined pursuant to the most recent Reset Process.

Maturity Date means 30 June 2067.

Minimum Interest Cover Ratio means 2.25 times.

Moody's means Moody's Investors Service Pty Limited.

Optionally Deferred Dividend has the meaning given in clause 2.4(b).

Ordinary Shares means ordinary shares in the Company.

Publicly Known means information that is "generally available" as defined in section 1042C of the Corporations Act.

Record Date means, in relation to:

(a) a Dividend Payment Date;

(b) any other date on which payments are to be made to Holders; or

(c) any other date for the purposes of these Terms,

5.00pm (Sydney time) on the date which is 11 Business Days prior to the date specified above (or such other date determined by the Directors of the Company before the date specified above or other date required by ASX).

Redeem means the Company at its option redeeming, buying back on the terms in Schedule 1 or otherwise cancelling the EPS. **Redemption** has a corresponding meaning.

Redemption Amount on a per EPS basis is $\frac{\text{Face Value}}{1 - RD} + OD$

where

RD means Redemption Discount; and

OD means Deferred Dividends and any Dividend Amount payable but not paid on the relevant Exchange Date or the Maturity Date on which the Redemption or Resale occurs determined on a per EPS basis.

Redemption Discount means, up to and including the first Reset Date, 0.0375 (being 3.75% expressed as a decimal), and thereafter such rate as is determined pursuant to the most recent Reset Process.

Register means the register of Holders maintained by or on behalf of the Company in accordance with the Constitution.

Relevant Reset Date is defined in clause 4.4.

Resale of an EPS means the acquisition of that EPS from its Holder by a Transferee.

Reset Date means 1 July 2012 and any subsequent date named as a Reset Date by the Company pursuant to a Reset Process.

Reset Margin means the Margin determined by the Company through a Reset Process.

Reset Market Rate means the Market Rate set by the Company after and as a result of a Reset Process.

Reset Notice means a notice in writing from the Company which satisfies the requirements of clause 4.3 and which is substantially in the form contained in Schedule 2.

Reset Process means the process that may be undertaken by the Company prior to the Reset Date by issuing a Reset Notice to determine the Reset Margin, the Reset Market Rate and certain other terms and conditions relating to the EPS.

Retiring Holders is defined in clause 4.6.

Special Resolution means a resolution passed by 75% or more of votes at a meeting of Holders in accordance with the relevant provisions of the Constitution. Any Holder that is a Transferee may not vote any EPS held by it for the purpose of determining a Special Resolution.

Stapled Securities means the stapled securities comprising shares in BBIL and units in BBIT which are stapled together so that they may not be transferred separately.

Stapled Security Holder means a registered holder of Stapled Securities.

Tax Event means receipt by the directors of the Company of an opinion from a reputable legal counsel or tax adviser that, as a result of a change in any taxation law, interpretation or ruling issued by any relevant governmental agency, any member of the BBI Group would be exposed to a more than de minimis increase in costs, taxes, duties or government charges in relation to EPS, having regard to the taxation treatment of EPS.

Terms means these terms and conditions.

Transferee means a member of the BBI Group nominated by BBIT RE to be the transferee of EPS.

VWAP is the average of the daily volume weighted average sale prices per Stapled Security sold on ASX on each Business Day during the relevant period specified elsewhere in these Terms (so that if there are 20 Business Days in such period, the volume weighted average sale price per Stapled Security on each of those Business Days shall be determined, and then those volume weighted average sale prices shall be averaged to give the VWAP), but in determining such daily volume weighted average sale prices there shall not be included any transaction defined in the ASX Market Rules as a special crossings, crossings prior to the commencement of the open state session, crossings during overnight trading or any overseas trades or trades pursuant to the exercise of options over Stapled Securities or other trades which the Company reasonably considers are not fairly reflective of normal market supply and demand.

For the purposes of calculating VWAP, if, on some or all of the Business Days in the relevant period, Stapled Securities have been quoted on ASX as cum dividend, or cum any other distribution or entitlement, but Stapled Securities will be issued under these Terms ex such dividend, other distribution or entitlement, then the VWAP on the Business Days on which those Stapled Securities have been quoted cum dividend, other distribution or entitlement shall be reduced by an amount equal to:

(a) in the case of a dividend or other distribution, the amount of that dividend or other distribution including, if the dividend or other distribution is franked, the amount that would be included in the assessable income of the recipient of the dividend or other distribution who is a natural person;

(b) in the case of an entitlement which is traded on ASX on any of those Business Days, the average of the daily volume weighted average sale price for such entitlement sold on ASX during the relevant period on the Business Days on which those entitlements were traded; or

(c) in the case of an entitlement not traded on ASX during the relevant period, the value of the entitlement as reasonably determined by the Company.

Conversely, where on some or all of the Business Days in the relevant period, Stapled Securities have been quoted on ASX as ex dividend or any other distribution or entitlement, but Stapled Securities will be issued under these Terms cum such dividend, other distribution or entitlement, then the VWAP on the Business Days on which those Stapled Securities have been quoted ex dividend,

other distribution or entitlement shall be increased in accordance with paragraphs (a), (b) and (c) above in this definition of VWAP (with the necessary changes).

Where a specified period is stated in relation to the determination of VWAP and on any of the Business Days during that period Stapled Securities were subject to a trading halt or suspended, the period shall be extended backwards in time by the number of Business Days on which the Stapled Securities were not able to be traded or were suspended.

Winding-Up Event in respect of an entity means any of the following events occurring with respect to the entity:

(a) the entity resolves in general meeting, or by special resolution in lieu of a general meeting, to be wound up or to appoint a liquidator;

(b) an administrator, liquidator or provisional liquidator is appointed to the entity;

(c) a court makes an order to wind up, or for the appointment of a liquidator to the entity (other than to effect a solvent reconstruction or amalgamation);

(d) a receiver, receiver and manager, administrative receiver, statutory manager or similar officer is appointed to all or substantially all of the assets and undertaking of the entity;

(e) the entity enters into a compromise, arrangement or composition with, or assignment for the benefit of, its creditors or a class of them (other than to effect a solvent reconstruction or amalgamation); or

(f) in the case of any entity which is a trust, the trust terminates or the responsible entity of the trust resolves to terminate the trust or a court makes an order to wind up the trust (other than to effect a solvent reconstruction or amalgamation).

12.2 Interpretation

Unless the context otherwise requires:

(a) notices may be given by the Company to an EPS Holder in the manner prescribed by the Constitution for the giving of notices and the relevant provisions of the Constitution apply with all necessary modification to notices to EPS Holders;

(b) the Board may exercise all powers of the Company under these terms of issue as are not, by the Corporations Act or by the Constitution, required to be exercised by the Company in general meeting;

(c) definitions and interpretation under the Constitution will also apply to these Terms unless the contrary intention is expressed;

(d) if there is any inconsistency between the provisions of these Terms and any other document issued in relation to the offer of EPS, then, to the maximum extent permitted by law, the provisions of these Terms will prevail;

(e) if a calculation is required under these Terms, unless the contrary intention is expressed, the calculation will be rounded to four decimal places, provided that any payment by the Company to a Holder shall be rounded down to the nearest whole cent and any remaining fraction disregarded;

(f) headings are for convenience only and do not affect the interpretation of these Terms;

(g) Australian dollars, dollars, $ or A$ is a reference to the lawful currency of Australia;

(h) a group of persons is a reference to any two or more of them jointly and to each of them individually;

(i) an agreement, representation or warranty in favour of two or more persons is for the benefit of them jointly and each of them individually;

(j) anything (including an amount) is a reference to the whole and each part of it;

(k) a document (including these Terms) includes any variation or replacement of it;

(l) law means common law, principles of equity, and laws made by parliament (and laws made by parliament include State, Territory and Commonwealth laws and regulations and other instruments under them, and consolidations, amendments, re-enactments or replacements of any of them);

(m) an accounting term is a reference to that term as it is used in the Australian Accounting Standards;

(n) the word "person" includes an individual, a firm, a body corporate, an unincorporated association and an authority;

(o) the words "including", "for example" or "such as" when introducing an example, do not limit the meaning of the words to which the example relates to that example or examples of a similar kind;

(p) the singular includes the plural and vice versa;

(q) a reference to a time of day is a reference to Sydney time;

(r) a reference to a person giving a Holder Acceptance Notice includes a person deemed to have given a Holder Acceptance Notice under clause 4.5(b);

(s) a reference to a Holder or a Holder's EPS is a reference to the account of the Register in relation to that Holder or the EPS registered in relation to that Holder's account;

(t) calculations, elections and determinations made by the Company under these Terms are binding on Holders in the absence of manifest error; and

(u) other parts of speech and grammatical forms of a word or phrase defined in this deed have a corresponding meaning.

Schedule 1 – Buy-back terms

1 Agreement

1.1 Effective date

These are the terms of the buy-back agreement which will come into existence between the Company and Holders in the event the Company elects to accept the irrevocable offer to sell referred to in clause 8.3(a) of the Terms. The agreement will come into force and effect when the latter of the following events occurs, in each case after an Exchange Notice is given:

(a) the Company gives a notice under clause 8.3(b) of the Terms; and

(b) the Company obtains all consents (if any) to the Buy-Back which are required to be obtained from the holders of the Company's Ordinary Shares or any regulatory authority or other person in accordance with any applicable law or by the ASX Listing Rules (subject, in each case, to any modifications or waivers of such laws or listing rules).

1.2 Effect of Agreement

The terms and conditions set out in this agreement are of no force and effect unless and until the agreement has become effective under clause 1.1.

2 Buy-Back

Each Holder agrees to sell the Buy-Back Shares to the Buyer on the terms set out in this agreement.

3 Buy-Back Price

The Buyer will pay the Buy-Back Price to each Holder for each Buy-Back Share bought back under this agreement.

4 Completion

4.1 Completion timing

Completion of the Buy-Back will take place no later than 50 Business Days after the Company gives a notice under clause 8.3(b) of the Terms (**Buy-Back Date**).

4.2 Completion obligations

On the Buy-Back Date:

(a) the Buyer will pay the Buy-Back Price for each Buy-Back Share to the relevant Holder; and

(b) each Holder (by itself or through its agent or attorney) will deliver to the Buyer a duly executed transfer of the Buy-Back Shares.

4.3 Further assurance

The Buyer and the Holders will do all things necessary or desirable to give full effect to the provisions of this agreement and the transactions contemplated by it.

5 Definitions and interpretation

5.1 Interpretation

(a) unless the context otherwise requires, all words and expressions used in this agreement which are defined in the Terms have the same meaning in this agreement;

(b) unless otherwise specified, a reference to a clause is a reference to a clause of this agreement;

(c) headings are for convenience only and do not affect the interpretation of this agreement;

(d) the singular includes the plural and vice versa;

(e) if an event under this agreement must occur on a stipulated day which is not a Business Day then the event will be done on the next Business Day;

(f) a reference to a statute, ordinance, code or other law or to the listing rules includes regulations and other instruments under it and consolidations, amendments, re-enactments, or replacements of any of them;

(g) a reference to "$" or "¢" is a reference to the lawful currency of Australia;

(h) calculations, elections and determinations made by the Company under this agreement are binding on each Holder in the absence of manifest error.

5.2 Definitions

The following words have these meanings in this agreement unless the contrary intention appears:

Buy-Back means, in relation to the EPS, the purchase of the EPS from the Holder pursuant to this agreement.

Buy-Back Price means, in respect of each Buy-Back Share, an amount equal to the Redemption Amount for that Buy-Back Share.

Buy-Back Shares means the EPS held by the Holder on the Buy-Back Date as specified by the Company for Buy-Back.

Buyer means the Company.

Terms means the terms of issue of EPS issued by the Buyer.

Schedule 2 – Form of Reset Notice

Preference Shares – Reset Notice

1. Which terms are being reset?

Term	Change – effective from 2 July 2012
Margin[1]	
Effective margin[2]	
Market Rate	
Conversion Discount	
Redemption Discount	
Reset Date	
Dividend Payment Dates	

These terms will apply from 2 July 2012 until the next Reset Date, subject to the Terms of Issue.

2. How is the Dividend Rate calculated?

The Dividend Rate for the period from 2 July 2012 (the first day after the first Reset Date) until the next Reset Date will be the Market Rate plus the Margin.

3. What are my rights in relation to this Reset Notice?

You have the right to do either of the following in relation to this Reset Notice:

- **Do nothing**, in which case you are taken to accept the reset terms detailed in Section 1 of this Reset Notice and you will continue to hold the your EPS subject to the reset terms detailed in Section 1;

or

- **Complete** a Holder Exchange Notice, requesting an Exchange of all or some of your EPS, and send it so that it is received by the Registry on or before 5.00pm (AEST) [date] 2012. Holders whose EPS are held in a broker sponsored holding will need to allow time to have their Holder Exchange Notice stamped by their broker prior to submitting it. Exchange may only be requested using the form of Holder Exchange Notice provided by the Company.

If you submit a valid Holder Exchange Notice, the Company may, at its discretion do the following in relation to the EPS which are the subject of your Holder Exchange Notice:

- Convert the EPS into Stapled Securities;
- Procure the acquisition of the EPS by a third party on 1 July 2012 and pay you the Redemption Amount; or
- Redeem, buy back or cancel the EPS on 1 July 2012 and pay you the Redemption Amount

[1] The Margin set pursuant to this Reset Notice will not, in any event, exceed the limits set in clause 4.3 of the Terms of Issue.

[2] Effective margin is the implied spread on the EPS for the period from 2 July 2012 until the next Reset Date based on a current value of $1.039 per EPS.

and you authorise the Company to apply a combination of any or all of these methods of Exchange to your parcel of EPS and between different Holders.

Your receipt of this Reset Notice does not restrict your rights to sell you EPS on the market however, once you have delivered a Holder Exchange Notice:

- that notice is irrevocable; and
- you must not deal with, transfer, dispose of or otherwise encumber the EPS the subject of the Holder Exchange Notice.

Other terms of the Holder Exchange Notice are set out on the Holder Exchange Notice, you should read them carefully.

4. Timetable for action in relation to this Reset Notice

5.00pm (AEST) [date] 2012	If you wish to Exchange your EPS, you (or your broker, if applicable) must have sent a validly completed Holder Exchange Notice to the Registry so that it is received by this date.
[date] 2012	If you or your broker send a validly completed Holder Exchange Notice to the Registry, the Company must notify you, by this date, whether it will convert your EPS into Stapled Securities, redeem your EPS for cash, or arrange for a third party to acquire your EPS.
1 July 2012	This is the first Reset Date. The reset terms set out in this Reset Notice will apply from the day after this date.

5. Important Information

Words and expressions defined in the terms of issue of EPS set out in the Scheme Booklet issued by Alinta Limited on [date] June 2007 (as amended) **(Terms of Issue)**, have the same meaning where used in this Reset Notice unless otherwise specified.

You are not obliged to submit a Holder Exchange Notice in response to this Reset Notice.

The Company is not providing you with any advice in this respect, and you should obtain your own advice from your stockbroker, accountant or other professional adviser before making any decision.

Nothing in this Reset Notice restricts the Company's discretion under the Terms of Issue to choose which method of Exchange to apply to a Holder's EPS (outlined in section 3, above), if a Holder submits a Holder Exchange Notice.

In addition, by issuing this Reset Notice the Company does not restrict its right to issue an Exchange Notice on or before [date] 2012, under the Terms of Issue, and all or any EPS may be redeemed, bought back, cancelled or converted into Stapled Securities pursuant to an Exchange Notice.

If the whole or any part of a section of this Reset Notice is determined to be void, unenforceable, invalid or ineffective for any reason, that part of the Reset Notice will be severed, and the terms specified in this Reset Notice will be taken to apply from 2 July 2012.

Corporate directory

Registered Office

Alinta Limited
Level 11
12-14 The Esplanade
Perth WA 6000

Legal Adviser

Blake Dawson Waldron
Level 39
101 Collins Street
Melbourne VIC 3000

Level 32
Exchange Plaza
2 The Esplanade
Perth WA 6000

Financial Advisers

Carnegie, Wylie & Company Pty Ltd
Level 33
101 Collins Street
Melbourne VIC 3000

JP Morgan Australia Limited
Level 31
101 Collins Street
Melbourne VIC 3000

Investigating Accountant

PricewaterhouseCoopers Securities Ltd
Freshwater Place
2 Southbank Boulevard
Southbank VIC 3006

Auditor

KPMG
Central Park
152-158 St Georges Terrace
Perth WA 6000

Share Registry

Computershare Investor Services Pty Ltd
Level 2
45 St George's Terrace
Perth WA 6000

Babcock & Brown

Babcock & Brown Infrastructure
Level 23
Chifley Tower
2 Chifley Square
Sydney NSW 2000

Babcock & Brown Power
Level 23
Chifley Tower
2 Chifley Square
Sydney NSW 2000

Babcock & Brown Wind Partners
Level 23
Chifley Tower
2 Chifley Square
Sydney NSW 2000

Alinta Board of Directors

J H (John) Akehurst
Chairman and Non-Executive Director

F E (Fiona) Harris
Non-Executive Director

T R (Tina) McMeckan
Non-Executive Director

M J (Michael) Wilkins
Non-Executive Director

Company Secretaries

Y (Yasmin) Broughton
Company Secretary

P (Patrick) McCole
Company Secretary

Alinta Information Line

For Australian callers: 1800 135 107
For international callers: +61 3 9415 4313
+61 2 8268 3641

Babcock & Brown Information Line

BBI Securityholder line: 1800 883 072
BBP Securityholder line: 1800 260 668
BBW Securityholder line: 1800 226 671


Alinta



Alinta
Alinta Limited
ABN 11 119 985 590
Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000
GPO Box W2030
Perth WA 6846
Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001
www.alinta.net.au

3 July 2007

To: Company Announcements Office
ASX

By: Electronic Lodgement

Queensland Gas Pipeline set for Major Expansion

Attached is a News Release regarding the above.

Patrick McCole
Company Secretary

Enclosure

News Release

Alinta

3 July 2007

Queensland Gas Pipeline set for Major Expansion

Alinta Limited today announced a major expansion of the Queensland Gas Pipeline, and that significant new gas transportation agreement with Origin Energy CSG Marketing Pty Limited (Origin) has become unconditional.

Alinta will invest $112 million on compression and looping for the pipeline to provide additional capacity to meet the gas needs of the Rio Tinto Aluminium's Yarwun Alumina Refinery when its expansion project is completed in 2010.

Following the completion of the pipeline expansion, the Queensland Gas Pipeline will have an installed capacity of approximately 49 petajoules per annum.

The new agreement with Origin has a term of 21 years, which includes the 12 month commissioning period, for the transportation of up to 24 petajoules per year.

Alinta acting CEO, Peter Magarry said that the decision to expand the Queensland Gas Pipeline demonstrates Alinta's commitment to major investment in Queensland to meet the increasing needs of industry and, in particular, the strong demand for energy in Gladstone and the continued growth in the development of Coal Seam Gas within the State.

****

For more information please contact:

Media

Tony Robertson
Group Manager Corporate Affairs
Phone: (08) 6213 7362
Mobile: 0419 867 230

Investor Relations

Shaun Duffy
Group Manager Investor Relations
Phone: (08) 6213 7348
Mobile: 0404 094 384

END